As filed with the Securities and Exchange Commission on May 31, 2022

No. 333-262583

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

Amendment No. 5
TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

ArcLight Clean Transition Corp. II*

(Exact name of registrant as specified in its charter)

_____________________

Cayman Islands*	6770	98-1578357
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 Clarendon Street, 55th Floor
Boston, Massachusetts 02116
617-531-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________

John F. Erhard
Chief Executive Officer
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02116
617-531-6300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________

Copies of all communications, including communications sent to agent for service, should be sent to:

Julian J. Seiguer, P.C. Kirkland & Ellis LLP 609 Main Street Houston, TX 77002 Tel: (713) 836-3600	Jennifer Wu Kirkland & Ellis LLP 401 Congress Avenue Austin, TX 78701 Tel: (512) 678-9100	T. Allen McConnell, P.C. Sheppard, Mullin, Richter & Hampton LLP 2200 Ross Avenue 20th Floor Dallas, TX 75201 Tel: (469) 391-7440	John H. Booher, Esq. Sheppard, Mullin, Richter & Hampton LLP Four Embarcadero Center 17th Floor San Francisco, CA 94111 Tel: (650) 815-2651

_____________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective. If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (“Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

____________

*         Immediately prior to the consummation of the Business Combination, ArcLight intends to effect a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which ArcLight’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which continuing entity will be renamed “OPAL Fuels Inc.” following the Effective Time (as defined in the accompanying proxy statement/prospectus). As used herein, “New OPAL” refers to ArcLight after giving effect to the Business Combination.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED MAY 31, 2022

PROXY STATEMENT FOR SPECIAL MEETING OF
ARCLIGHT CLEAN TRANSITION CORP. II

PROSPECTUS FOR
38,895,381 SHARES OF NEW OPAL CLASS A COMMON STOCK,

15,446,522 WARRANTS TO PURCHASE SHARES OF NEW OPAL CLASS A COMMON STOCK AND 15,446,522 SHARES OF NEW OPAL CLASS A COMMON STOCK UNDERLYING WARRANTS OF ARCLIGHT CLEAN TRANSITION CORP. II (AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE AND RENAMING
AS OPAL FUELS INC. IN CONNECTION WITH THE DOMESTICATION)

The board of directors (the “ArcLight Board”) of ArcLight Clean Transition Corp. II, a blank check company incorporated as a Cayman Islands exempted company with limited liability (the “Company,” “ArcLight,” “we,” “us” or “our”), has unanimously approved (i) the deregistration of ArcLight under Part XII of the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law (the “DGCL”), pursuant to which ArcLight’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”) and (ii) that certain business combination agreement, dated as of December 2, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time, the “BCA” or the “Business Combination Agreement”), by and among ArcLight, OPAL Fuels LLC, a Delaware limited liability company (“OPAL Fuels”), and OPAL HoldCo LLC, a Delaware limited liability company and, as of the date of signing, the sole member of OPAL Fuels (“OPAL HoldCo”), a copy of which is attached to this proxy statement/prospectus as Annex A. In connection with the transactions contemplated by the Business Combination Agreement (collectively, the “Business Combination”), the Company will be renamed “OPAL Fuels Inc.” and is referred to herein as “New OPAL”.

Upon consummation of the Business Combination, the Combined Company (defined below) will be organized in an “Up-C” structure. New OPAL will be the managing member of OPAL Fuels. OPAL Fuels will directly or indirectly hold substantially all of the consolidated assets and business of New OPAL.

As described in this proxy statement/prospectus, ArcLight’s shareholders are being asked to consider and vote upon (among other things) the Business Combination, the Domestication and the other proposals set forth herein.

The accompanying prospectus covers 38,895,381 shares of New OPAL Class A Common Stock, 15,446,522 shares of New OPAL Class A Common Stock issuable upon exercise of New OPAL Public Warrants and 15,446,522 New OPAL Public Warrants to acquire shares of New OPAL Class A Common Stock.

ArcLight’s units, Public Shares and ArcLight Public Warrants are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “ACTDU,” “ACTD” and “ACTDW,” respectively. ArcLight intends to apply for listing, to be effective upon consummation of the Business Combination, of New OPAL’s Class A Common Stock and New OPAL’s Public Warrants to purchase New OPAL Class A Common Stock on Nasdaq under the proposed symbols “OPL” and “OPL.WS,” respectively.

_____________________

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. We urge you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 53 of this proxy statement/prospectus.

ArcLight’s shareholders should be aware that each of BofA Securities, Inc. (“BofA”), Credit Suisse Securities (USA) LLC (“CS”), Barclays Capital Inc. (“Barclays”) and Citigroup Global Markets Inc. (“Citi” and together with BofA, CS and Barclays, the “Advisors”) have resigned or withdrawn from their roles as placement agents, financial advisors and underwriters, as the case may be, in connection with the Business Combination and have resigned as underwriters pursuant to Section 11(b)(1) of the Securities Act of 1933, as amended, and have disclaimed any responsibility for any portion of this proxy statement/prospectus. As a result of such resignations, shareholders should not place any reliance on the participation of the Advisors prior to such resignations in the transactions contemplated by this proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this proxy statement/prospectus, passed upon the fairness of the BCA or the transactions contemplated thereby, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

_____________________

This proxy statement/prospectus is dated           , 2022, and is first being mailed to ArcLight’s shareholders on or about               , 2022.

ARCLIGHT CLEAN TRANSITION CORP. II
A Cayman Islands Exempted Company
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02116

NOTICE OF SPECIAL MEETING
TO BE HELD ON ______________, 2022

TO THE SHAREHOLDERS OF ARCLIGHT CLEAN TRANSITION CORP. II:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Special Meeting”) of ArcLight Clean Transition Corp. II, a Cayman Islands exempted company with limited liability (“ArcLight,” “we,” “us” or “our”), will be held at             a.m., Eastern Time, on             , 2022. For the purposes of ArcLight’s Amended and Restated Memorandum and Articles of Association (the “Existing Organizational Documents”), dated as of March 22, 2021 (the “Existing Organizational Documents”), the physical place of the meeting will be at the offices of Kirkland & Ellis LLP located at 609 Main Street, Houston, Texas 77002. In light of the novel coronavirus pandemic and to support the well-being of ArcLight’s shareholders, directors and officers, ArcLight encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/actcii/2022. You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. If you do not have internet capabilities, you can listen only to the meeting by dialing 1 800-450-7155 (toll-free), outside the U.S. and Canada +1 857-999-9155 (standard rates apply) when prompted enter the pin number 0732540#. This is listen-only, you will not be able to vote or enter questions during the Special Meeting. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law and adopt that certain business combination agreement, dated as of December 2, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time, the “BCA” or the “Business Combination Agreement”), by and among ArcLight, OPAL Fuels LLC, a Delaware limited liability company (“OPAL Fuels”), and OPAL HoldCo LLC, a Delaware limited liability company and, as of the date of the signing, the sole member of OPAL Fuels (“OPAL HoldCo”), a copy of which is attached to this proxy statement/prospectus as Annex A. The Business Combination Agreement provides for, among other things, the following transactions (collectively, the “Business Combination”): (i) the conversion of each issued and outstanding Class B ordinary share, par value $0.0001 per share, of ArcLight (collectively, the “ArcLight Class B ordinary shares”) into one Class A ordinary share, par value $0.0001 per share, of ArcLight (each, an “ArcLight Class A ordinary share”); (ii) the Domestication (as defined below) will occur and, in connection with the Domestication, (A) ArcLight’s name will be changed to “OPAL Fuels Inc.”, (B) OPAL Fuels Inc. (“New OPAL”) will file its certificate of incorporation and adopt bylaws to serve as its governing documents in connection with the Domestication, (C) each outstanding ArcLight Class A ordinary share will convert into one share of Class A common stock of New OPAL, par value $0.0001 per share (the “New OPAL Class A Common Stock”), and (D) each outstanding warrant to purchase one ArcLight Class A ordinary share will represent the right to purchase one share of New OPAL Class A Common Stock at an exercise price of $11.50 per share; (iii) (A) OPAL Fuels and its existing members will cause OPAL Fuels’ existing limited liability company agreement to be amended and restated, (B) in connection therewith, all of the common units of OPAL Fuels issued and outstanding immediately prior to the closing of the Business Combination (the “Closing”) will be re-classified into a number of Class B common units of OPAL Fuels (collectively, the “OPAL Common Units”) calculated as a function of the pre-transaction equity value for OPAL Fuels equal to $1,501,870,000, less all principal and accrued interest outstanding immediately after the Closing pursuant to that certain Convertible Promissory Note, dated as of May 1, 2021 (as amended, including by that certain First Amendment to Convertible Note, dated November 29, 2021, the “Ares Note”), held by ARCC Beacon LLC, a Delaware limited liability company (“Ares”), (C) ArcLight will contribute to OPAL Fuels (x) the amount of cash in the trust account (the “Trust Account”) established by ArcLight with the proceeds from its IPO as of immediately prior to the Closing (and after, for the avoidance of doubt, giving effect to the exercise of redemption rights by any ArcLight shareholders (the “ACT Share Redemptions”)), plus (y) the aggregate cash proceeds actually received in respect of the PIPE Investment (as defined below) and (D) New OPAL will contribute to OPAL Fuels, and OPAL Fuels will in turn distribute to pre-closing members of OPAL Fuels, a number of shares of Class B common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class B Common Stock”) and shares of Class D common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class D Common Stock”) (neither of such shares of New OPAL Class B Common Stock and shares of New OPAL Class D Common Stock will have any economic value but will entitle the holder thereof to one vote per share or five votes per share, respectively), with the number of such shares of New OPAL Class B Common Stock and shares of New OPAL Class D Common Stock equal to the number of OPAL Common Units held by each pre-closing member of OPAL Fuels, provided that in lieu of receiving a combination of OPAL Common Units and New OPAL Class B Common Stock, if elected, Ares may receive a number of shares of New OPAL Class A Common Stock equal to the number of shares of New OPAL Class B Common Stock it otherwise would have received; and (iv) OPAL Fuels will issue to ArcLight a number of Class A Units of OPAL Fuels equal to the number of shares of New OPAL Class A Common Stock then issued and outstanding (after giving effect to OPAL Fuels’ election to receive New OPAL Class A Common Stock in lieu of New OPAL Class B Common Stock, if any) (we refer to this proposal, collectively, as the “Business Combination Proposal”);

Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution under Cayman Islands law, assuming the Business Combination Proposal is approved and adopted, the change of ArcLight’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and such proposal, the “Domestication Proposal”);

Proposal No. 3 — The Organizational Documents Proposal — to consider and vote upon a proposal to approve by special resolution under Cayman Islands law, assuming the Business Combination Proposal and the Domestication Proposal are approved and adopted, the proposed new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws,” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of New OPAL, the post-Domestication company, which, if approved, would take effect at the time of the Domestication (we refer to this proposal as the “Organizational Documents Proposal”);

Proposal No. 4 — The Advisory Charter Proposals — to consider and vote upon a proposal to approve, by ordinary resolution under Cayman Islands law, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, which are being presented separately in accordance with guidance from the U.S. Securities and Exchange Commission (the “SEC”) to give shareholders the opportunity to present their separate views on important corporate governance provisions, as six sub-proposals (which proposals we refer to, collectively, as the “Advisory Charter Proposals”):

Advisory Charter Proposal 4A — to increase the authorized share capital from 555,000,000 shares, divided into 500,000,000 ArcLight Class A ordinary shares, 50,000,000 ArcLight Class B ordinary shares, and 5,000,000 preference shares, par value $0.0001 per share (the “ArcLight preferred shares”), to authorized capital stock of 1,120,000,000 shares, consisting of (i) 340,000,000 shares of New OPAL Class A Common Stock, (ii) 160,000,000 shares of New OPAL Class B Common Stock, (iii) 160,000,000 shares of Class C common stock, par value $0.0001 per share (“New OPAL Class C Common Stock”) of New OPAL, (iv) 160,000,000 shares of New OPAL Class D Common Stock (together with the New OPAL Class A Common Stock, New OPAL Class B Common Stock and New OPAL Class C Common Stock, the “New OPAL Common Stock”) and (v) 300,000,000 shares of preferred stock, par value $0.0001 per share (“New OPAL Preferred Stock”) of New OPAL;

Advisory Charter Proposal 4B — to provide that the Proposed Charter may be amended by holders of outstanding shares of each class of New OPAL Common Stock who shall be entitled to vote separately upon any proposed amendment to the Proposed Charter that would alter or change the powers, preferences or special rights of such class of New OPAL Common Stock in a manner that is disproportionately adverse as compared to the other classes of New OPAL Common Stock;

Advisory Charter Proposal 4C — to provide for (i) the election of directors by the board of directors of New OPAL (the “New OPAL Board”) unless it is a period when the holders of any series of New OPAL Preferred Stock have the right to elect additional directors per a certificate of designation filed by the New OPAL Board establishing shares of New OPAL Preferred Stock which may have powers, preferences and rights senior to, junior to, or pari passu with rights of New OPAL Common Stock, (ii) the filling of newly-created directorships or any vacancy on the New OPAL Board by a majority vote of the remaining directors then in office, even if less than a quorum, and not by the stockholders and (iii) the removal of directors with or without cause and only upon the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class;

Advisory Charter Proposal 4D — to provide that, unless New OPAL consents in writing to the selection of an alternative forum, the Delaware Court of Chancery (or, if and only if such court does not have subject matter jurisdiction thereof, another state court located within the State of Delaware, or if and only if all such state courts do not have subject matter jurisdiction thereof, then the federal district court for the State of Delaware) and any appellate court thereof shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of New OPAL; (ii) any action, suit or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of New OPAL to New OPAL or New OPAL’s stockholders; (iii) any action, suit or proceeding (including any class action) asserting a claim against New OPAL or any current or former director, officer, other employee, agent or stockholder of New OPAL arising out of or pursuant to any provision of the DGCL, the Proposed Organizational Documents (as each may be amended from time to time); (iv) any action, suit or proceeding (including any class action) to interpret, apply, enforce or determine the validity of the Proposed Organizational Documents (including any right, obligation or remedy thereunder); (v) any action, suit or proceeding as to which the DGCL confers jurisdiction to the Delaware Court of Chancery; or (vi) any action asserting a claim against New OPAL or any director, officer or other employee of New OPAL governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Further, unless New OPAL consents in writing to the selection of an alternative forum, the federal district courts shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision;

Advisory Charter Proposal 4E — to provide that (i) each holder of record of New OPAL Class A Common Stock and New OPAL Class B Common Stock shall be entitled to one vote per share on all matters which stockholders generally are entitled to vote, and (ii) each holder of record of New OPAL Class C Common Stock and New OPAL Class D Common Stock are entitled to five votes per share on all matters which stockholders generally are entitled to vote;

Advisory Charter Proposal 4F — to eliminate various provisions in the Existing Organizational Documents applicable only to blank check companies, including the provisions requiring that ArcLight have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination.

Proposal No. 5 — The Nasdaq Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposal are approved and adopted, for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of (a) shares of New OPAL Class A Common Stock to the PIPE Investors (as defined below) pursuant to Subscription Agreements (as defined below), (b) the issuance of shares of New OPAL Class A Common Stock, New OPAL Class B Common Stock, New OPAL Class C Common Stock and New OPAL Class D Common Stock (i) pursuant to the terms of the Business Combination Agreement, (ii) upon the exchange of the OPAL Common Units pursuant to the amended and restated limited liability company agreement of OPAL Fuels and (iii) upon the conversion, in accordance with our Proposed Charter, of any such New OPAL Common Stock issued pursuant to (i) or (ii) (we refer to this proposal as the “Nasdaq Proposal” and, collectively with the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposal, the “Condition Precedent Proposals”);

Proposal No. 6 — The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law, assuming the Nasdaq Proposal is approved and adopted, the 2022 Omnibus Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex I (we refer to this proposal as the “Equity Incentive Plan Proposal”);

Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution under Cayman Islands law the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by our shareholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”).

Only holders of record of ArcLight’s Class A ordinary shares and Class B ordinary shares (collectively, “ArcLight ordinary shares”) at the close of business on , 2022 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournment of the Special Meeting.

The resolutions to be voted upon in person or by proxy at the Special Meeting relating to the above proposals are set forth in the proxy/statement prospectus sections entitled “Proposal No. 1 — The Business Combination Proposal”, “Proposal No. 2 — The Domestication Proposal”, “Proposal No. 3 — The Organizational Documents Proposal”, “Proposal No. 4 — The Advisory Charter Proposals”, “Proposal No. 5 — The Nasdaq Proposal”, “Proposal No. 6 — The Equity Incentive Plan Proposal” and “Proposal No. 7 — The Adjournment Proposal”, respectively.

We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read when available the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, the ArcLight Board has determined that each of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal are in the best interests of ArcLight and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of ArcLight’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of ArcLight and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of ArcLight Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

Under the Business Combination Agreement, the approval of each of the Condition Precedent Proposals is a condition to the consummation of the Business Combination. The adoption of each Condition Precedent Proposal is conditioned on the approval of all of the Condition Precedent Proposals. The Advisory Charter Proposals, the Equity Incentive Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal. If our shareholders do not approve each of the Condition Precedent Proposals, the Business Combination may not be consummated.

In connection with our IPO, on March 25, 2021, our sponsor, ArcLight CTC Holdings II, L.P., a Delaware limited partnership (the “Sponsor”), and our officers and directors at the time of our IPO entered into a letter agreement (the “IPO Letter Agreement”) pursuant to which they agreed, among other things, to vote their ArcLight Class B ordinary shares purchased prior to our IPO (the “founder shares”), as well as any ArcLight Class A ordinary shares sold by us in our IPO (“Public Shares”) purchased by them during or after our IPO, in favor of ArcLight’s initial business combination (including the proposals recommended by the ArcLight Board in connection with such business combination). Accordingly, we expect them to vote their shares in favor of all proposals being presented at the Special Meeting. As of the date hereof, our Initial Shareholders own approximately 20% of our total outstanding ArcLight ordinary shares. In addition, the Sponsor and each of our officers and directors entered into that certain sponsor letter agreement, dated December 2, 2021 (as amended from time to time, the “Sponsor Letter Agreement”), with OPAL Fuels, which, among other things, (i) amended the IPO Letter Agreement to definitively apply the voting and support provisions to the subject Business Combination with OPAL Fuels, (ii) subjected 10% of the founder shares owned by the Sponsor in the aggregate to earn-out provisions (the “Sponsor Earn-Out”) described in more detail below and (iii) provided that the Sponsor will pay any transaction expenses at Closing that exceed $26,000,000.

The terms of the Sponsor Earn-Out provide that effective immediately after the Closing, (i) 5% of the New OPAL Class A Common Stock beneficially owned by the Sponsor immediately following the Closing resulting from the conversion of its founder shares in connection with the Business Combination will be subject to forfeiture if not vested by the Sponsor Earn-Out End Date (such shares, the “First 50% Earn-Out Shares”) and (ii) an additional 5%

of the New OPAL Class A Common Stock beneficially owned by the Sponsor immediately following the Closing resulting from the conversion of its founder shares in connection with the Business Combination will be subject to forfeiture if not vested by the Sponsor Earn-Out End Date (such shares, the “Second 50% Earn Out Shares” and, together with the First 50% Earn-Out Shares, the “Sponsor Earn-Out Shares”). The Sponsor Earn-Out Shares will vest and no longer be subject to forfeiture as follows if, during the 60 months following the Closing (the final day of such period, the “Sponsor Earn-Out End Date”):

(1)    (A) the VWAP of the New OPAL Class A Common Stock over any 20 trading days within any 30 consecutive trading day period is greater than or equal to $12.50 per share; or (B) a Sale (as defined below) is consummated in which the New OPAL Class A Common Stock are valued at greater than or equal to $12.50 per share, in which the case of either (A) or (B), the First 50% Earn-Out Shares will vest upon the close of market on the 20th such trading day or as of immediately prior to the closing of such Sale, respectively; and

(2)    (A) the VWAP of the New OPAL Class A Common Stock over any 20 trading days within any 30 consecutive trading day period is greater than or equal to $15.00 per share; or (B) a Sale is consummated in which the New OPAL Class A Common Stock are valued at greater than or equal to $15.00 per share, in which the case of either (A) or (B), such Second 50% Earn-Out Shares will vest upon the close of market on the 20th such trading day or as of immediately prior to the closing of such Sale, respectively.

As used with respect to the Sponsor Earn-Out, “Sale” means (A) (1) a direct or indirect sale, lease, exchange or other transfer (regardless of the form of the transaction) in one transaction or a series of related transactions of a majority of New OPAL’s assets, as determined on a consolidated basis, to a third party or third parties acting as a “group” (as defined in Section 13(d)(3) of the Exchange Act) or (2) any transaction or series of transactions that results, directly or indirectly, in the shareholders of New OPAL as of immediately prior to such transactions holding, in the aggregate, less than 50% of the voting equity securities of New OPAL (or any successor of New OPAL) immediately after the consummation thereof (excluding any Sponsor Earnout Shares), in the case of each of clause (1) or (2), whether by amalgamation, merger, consolidation, arrangement, tender offer, recapitalization, purchase, issuance, sale or transfer of equity securities or assets or otherwise.

Pursuant to ArcLight’s Existing Organizational Documents, a holder of Public Shares (“Public Shareholder”) may request that ArcLight redeem all or a portion of its Public Shares (which would become shares of New OPAL Class A Common Stock in the Domestication) for cash if the Business Combination is consummated. For the purposes of Article 49.5 of the Existing Organizational Documents and the Cayman Islands Companies Act (As Revised), the exercise of redemption rights shall be treated as an election to have such Public Shares repurchased for cash and references in the proxy statement/prospectus relating to the Business Combination shall be interpreted accordingly. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     (a) hold Public Shares or (b) hold units and you elect to separate your units into the underlying Public Shares and ArcLight Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(ii)    prior to p.m., Eastern Time, on , 2022, (a) submit a written request to Continental Transfer & Trust Company, ArcLight’s transfer agent (“CST”), that ArcLight redeem your Public Shares for cash and (b) deliver your Public Shares to CST, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying Public Shares and ArcLight Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public Shares and ArcLight Public Warrants, or if a holder holds units registered in its own name, the holder must contact CST, directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of their Public Shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its shares to CST, we will redeem each Public Share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the vote at the Special Meeting, including interest, less income taxes payable, divided by the number of then issued and outstanding Public Shares. For illustrative purposes, as of             , 2022, there was approximately $             on

deposit in the Trust Account, which would have amounted to approximately $            per ArcLight Class A ordinary share. If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. See “The Special Meeting of ArcLight — Redemption Rights” in the proxy statement/prospectus when it becomes available for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Pursuant to the Business Combination Agreement, the current common equityholders of OPAL Fuels (the “OPAL Fuels Common Equityholders”), in connection with the Business Combination, will receive units in OPAL Fuels, which are exchangeable for certain shares in New OPAL. OPAL Fuels Common Equityholders will take their continuing equity interests in New OPAL in the form of economic, voting shares of New OPAL Class A Common Stock, non-economic, voting shares of New OPAL Class B Common Stock or New OPAL Class D Common Stock along with corresponding economic, non-voting OPAL Common Units in OPAL Fuels. In addition to the consideration described above, each OPAL Fuels Common Equityholder will have the right to receive certain payments from New OPAL under the Tax Receivable Agreement (as defined below).

In addition, upon the date on which New OPAL’s annual EBITDA for the calendar year 2023 exceeds $238,000,000 (the “First Earnout Triggering Event”), New OPAL will issue to OPAL Fuels Common Equityholders (the “Earnout Participants”) an aggregate of 5,000,000 shares of New OPAL Class B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Common Units (or, in the case of Ares, if elected pursuant to the BCA, a corresponding number of additional shares of New OPAL Class A Common Stock, which would not have corresponding OPAL Common Units) (collectively, the “First Earnout Tranche”) in accordance with the allocations set forth in the Business Combination Agreement. Additionally, upon the date on which New OPAL’s annual EBITDA for the calendar year 2024 exceeds $446,000,000 (the “Second Earnout Triggering Event”), New OPAL will issue to the Earnout Participants an aggregate of 5,000,000 additional shares of New OPAL Class B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Common Units (or, in the case of Ares, if elected pursuant to the BCA, a corresponding number of additional shares of New OPAL Class A Common Stock, which would not have corresponding OPAL Common Units) (collectively, the “Second Earnout Tranche”) in accordance with the allocations set forth in the Business Combination Agreement.

In connection with the Business Combination, outstanding preferred units of OPAL Fuels will remain outstanding in accordance with their terms.

The Closing is subject to certain conditions, including, among other things: (i) the approval of the Condition Precedent Proposals by ArcLight’s shareholders; (ii) the completion of the Domestication by ArcLight in accordance with Section 388 of the DGCL and the Companies Act (As Revised) of the Cayman Islands; (iii) Aggregate Transaction Proceeds (as defined below) equaling no less than $225,000,000 at the Closing (the “Minimum Cash Proceeds”); (iv) covenant and representation and warranty bring down conditions; (v) the absence of a material adverse effect on the respective parties; (vi) the execution of the Tax Receivable Agreement by ArcLight; and (vii) the listing of New OPAL Class A Common Stock to be issued in the Business Combination on Nasdaq. To the extent permitted by law, the conditions in the Business Combination Agreement may be waived by the parties thereto.

As used herein, “Aggregate Transaction Proceeds” means an amount equal to (a) the sum of (i) the cash proceeds from the Trust Account, net of any amounts paid to the Public Shareholders that exercise their redemption rights in connection with the Business Combination, (ii) the aggregate proceeds of the PIPE Investment, (iii) the aggregate amount of NextEra’s (as defined below) commitment to purchase OPAL Fuels Series A Preferred Units pursuant to the NextEra Subscription Agreement, (iv) any debt financings which are convertible into equity entered into by OPAL Fuels and its subsidiaries following the date of the Business Combination Agreement and (v) all unrestricted cash proceeds held in the name of and available for use by ArcLight as of the Closing but held in accounts other than the Trust Account, minus (b) the outstanding expenses to be paid by ArcLight prior to the Closing pursuant to the Business Combination Agreement.

In connection with entering into the Business Combination Agreement, ArcLight entered into subscription agreements (as amended from time to time, the “Subscription Agreements”), each dated as of December 2, 2021, with certain institutional and other accredited investors (the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase an aggregate of 12,500,000 shares of New OPAL Class A Common Stock immediately prior to the Closing at a cash purchase price of $10.00 per share (the “PIPE Investment”). The Subscription Agreements contain customary representations, warranties, covenants and agreements of ArcLight and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Business Combination Agreement that is material and adverse to the PIPE Investor) and termination rights (including a termination right if the transaction contemplated by the Subscription Agreement has not been consummated by May 31, 2022 (one hundred eighty (180) days after the date of the Subscription Agreement), other than as a result of breach by the terminating party). Effective as of May 11, 2022, PIPE Investors representing $110,806,000 of the original PIPE Investment entered into amendments with respect to such PIPE Investors’ Subscription Agreements (the “Amended Subscription Agreements”), whereby the termination rights described above were amended to extend the term of each Amended Subscription Agreement by 60 days to July 29, 2022 (the “PIPE Extension”).

Each of BofA, CS, Barclays and Citi, in its role as a placement agent that advised ArcLight in connection with the PIPE Investment has resigned from its role in such capacity and waived all fees associated with such engagement. The services being provided by the placement agents in connection with the PIPE Investment were substantially complete at the time of their resignations. The PIPE Investment is not contingent upon any continued involvement of the placement agents in the transactions and each of the PIPE Investors has specifically disclaimed reliance on any statement, representation or warranty made by, among others, each of the placement agents in determining to participate in the PIPE investment. See “Summary — Recent Developments.”

All ArcLight shareholders are cordially invited to attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a shareholder of record holding ArcLight ordinary shares, you may also cast your vote in person at the Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, your failure to vote will have no effect on the vote count for the proposals to be voted on at the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you have any questions or need assistance voting your ArcLight ordinary shares, please contact Morrow, our proxy solicitor, by calling (800) 662-5200 (toll-free) or (203) 658-9400.

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by ArcLight with the Securities and Exchange Commission, such information is available without charge upon written or oral request. If you have any questions or need assistance with voting, please contact ArcLight’s proxy solicitor.

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: Toll-Free (800) 662-5200 or (203) 658-9400
Email: ACTD.info@investor.morrowsodali.com

If you would like to request documents, please do so no later than five business days prior to the Special Meeting date, by         , 2022. Please be sure to include your complete name and address in your request. Please see “Where You Can Find More Information” to find out where you can find more information about ArcLight, and OPAL Fuels.

This proxy statement/prospectus incorporates by reference important business and financial information about ArcLight and OPAL Fuels and their respective subsidiaries from documents filed with the SEC that have not been included in or delivered in with this proxy statement/prospectus. This information is available without charge on the SEC’s website at www.sec.gov, as well as on the respective Internet websites of ArcLight (https://arclightclean.com/ii) and OPAL Fuels (https://opalfuels.com). Please see the section titled “Where You Can Find More Information.”

This proxy statement/prospectus provides shareholders of ArcLight with detailed information about the proposed Business Combination and other matters to be considered at the Special Meeting. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” of this proxy statement/prospectus.

Thank you for your participation. We look forward to your continued support.

, 2022	By Order of the Board of Directors,

Daniel R. Revers
Chairman of the Board of Directors

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD ARCLIGHT CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING ARCLIGHT CLASS A ORDINARY SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST TO CST, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (III) DELIVER YOUR ARCLIGHT CLASS A ORDINARY SHARES TO CST, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING OF ARCLIGHT — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE FOR MORE SPECIFIC INSTRUCTIONS.

This notice was mailed by ArcLight on             , 2022.

i

ii

ADDITIONAL INFORMATION

If you have questions about the Business Combination or the Special Meeting, or if you need to obtain copies of the enclosed proxy statement/prospectus, proxy card or other documents incorporated by reference in the proxy statement/prospectus, you may contact ArcLight’s proxy solicitor listed below. You will not be charged for any of the documents you request.

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: Toll-Free (800) 662-5200 or (203) 658-9400
Email: ACTD.info@investor.morrowsodali.com

In order for you to receive timely delivery of the documents in advance of the Special Meeting to be held on            , 2022, you must request the information no later than five business days prior to the date of the Special Meeting, by              , 2022.

For a more detailed description of the information incorporated by reference in the enclosed proxy statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 306 of the enclosed proxy statement/prospectus.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS

When used in this proxy statement/prospectus, unless the context otherwise requires:

•        “ACTC I Business Combination” refers to the business combination between ArcLight Clean Transition Corp. and Proterra Inc.

•        “Adjournment Proposal” refers to the Shareholder Proposal to be considered at the Special Meeting to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting.

•        “Advisory Charter Proposals” refers to the six sub-proposals to take effect upon the Closing Date if the Organizational Documents Proposal is approved consisting of Advisory Charter Proposal A, Advisory Charter Proposal B, Advisory Charter Proposal C, Advisory Charter Proposal D, Advisory Charter Proposal E, and Advisory Charter Proposal F.

•        “Affiliate” refers to, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Unless otherwise specified herein, ArcLight Capital Partners, LLC and its Affiliates (other than ArcLight and the Sponsor) shall not be deemed Affiliates of ArcLight and the Sponsor.

•        “Aggregate Transaction Proceeds” refers to an amount equal to the sum of (i) the cash proceeds from the Trust Account, net any amounts paid to the Public Shareholders that exercise their redemption rights in connection with the Business Combination, (ii) the aggregate proceeds of the PIPE Investment, (iii) the aggregate amount of NextEra’s commitment to purchase OPAL Fuels Series A Preferred Units pursuant to the NextEra Subscription Agreement, (iv) any debt financings which are convertible into equity effected into by OPAL Fuels and its subsidiaries following the date of the Business Combination Agreement and (v) all unrestricted cash proceeds held in the name of and available for us by ArcLight as of the Closing but held in accounts other than the Trust Account, minus (b) the outstanding expenses to be paid by ArcLight prior to the Closing pursuant to the Business Combination Agreement.

•        “ArcLight” refers to ArcLight Clean Transaction Corp. II, a blank check company incorporated as a Cayman Islands exempt company.

•        “ArcLight Board” refers to the ArcLight board of directors.

•        “ArcLight Capital” refers to ArcLight Capital Partners, LLC, an affiliate of the Sponsor.

•        “ArcLight Class A ordinary shares” refers to the 31,116,305 shares, par value $0.0001 per share, of ArcLight that were previously sold pursuant to ArcLight’s Registration Statement on Form S-1 (File No. 333-252730) that will automatically convert by operation of law into 31,116,305 shares of New OPAL Class A Common Stock.

•        “ArcLight Class B ordinary shares” refers to the 7,779,076 Class B ordinary shares, par value $0.0001 per share of ArcLight that will automatically convert by operation of law into 7,779,076 shares of New OPAL Class A Common Stock prior to the Domestication (including 763,907 of such shares subject to forfeiture as described herein).

•        “ArcLight ordinary shares” refers to ArcLight Class A ordinary shares and ArcLight class B ordinary shares.

•        “ArcLight preferred shares” refers to the 5,000,000 preferred shares, par value $0.0001 per share of ArcLight.

•        “ArcLight Private Placement Warrants” refers to the 9,223,261 warrants to purchase ArcLight Class A ordinary shares that were issued in a private placement concurrently with the IPO.

•        “ArcLight Public Warrants” refers to the 6,223,261 redeemable warrants issued in the IPO, entitling the holder thereof to purchase ArcLight Class A ordinary shares.

•        “ArcLight Warrants” refers collectively to the ArcLight Private Placement Warrants together with the ArcLight Public Warrants.

•        “Ares” refers to ARRC Beacon LLC, a Delaware limited liability company.

•        “Ares Note” refers to that certain Convertible Promissory Note, dated as of May 1, 2021 (as amended, including that certain First Amendment to Convertible Note, dated November 29,2021) held by Ares.

•        “BofA” refers to BofA Securities Inc.

•        “BCA” or “Business Combination Agreement” refers to the Business Combination Agreement dated as of December 2, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time), by and among ArcLight, OPAL Fuels and OPAL HoldCo, substantially in the form attached hereto at Annex A.

•        “Business Combination” refers to the transaction contemplated by the BCA.

•        “Class B Units” refers to the Class B Units as defined in the Second A&R LLC Agreement.

•        “Closing” refers to the closing of the Business Combination.

•        “Combined Company” refers to New OPAL and its subsidiaries, including OPAL Fuels, following consummation of the Business Combinations.

•        “Condition Precedent Proposals” refers, collectively, to the (i) the Business Combination Proposal, (ii) the Domestication Proposal, (iii) the Organizational Documents Proposal and (iv) the Nasdaq Proposal.

•        “Combination Period” refers to the 24 month period (or 30 month period if ArcLight has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within such 24 month period) from the closing of the IPO that ArcLight must complete an initial business combination pursuant to ArcLight’s Amended and Restated Memorandum and Articles of Association.

•        “CST” refers to Continental Transfer & Trust Company.

•        “Domestication” refers to the continuation of ArcLight by a way of domestication of ArcLight into a Delaware corporation, with the ordinary shares of ArcLight becoming shares of common stock of the Delaware corporation under the applicable provisions of the Cayman Islands Companies Act (As Revised) and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Proposed Charter (substantially in the form attached hereto at Annex C) consistent with the DGCL and changing the name and registered office of ArcLight.

•        “DTC” refers to Depository Trust Company.

•        “Earnout Participants” refers, collectively, to OPAL HoldCo, Ares and Hillman.

•        “Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

•        “Existing Organizational Documents” refers to ArcLight’s Amended and Restated Memorandum and Articles of Association, dated as of March 22, 2021.

•        “FASB” refers to the Financial Accounting Standards Board.

•        “First 50% Earnout Shares” refers to the 5% of New OPAL Class A Common Stock beneficially owned by the Sponsor immediately following the Closing resulting from the conversion of its founder shares in connection with the Business Combination that will be subject to forfeiture if not vested by the Sponsor Earnout End Date.

•        “First Earnout Tranche” refers to New OPAL’s issuance of an aggregate of 5,000,000 shares of New OPAL Class B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Common Units (or, in the case of Ares, if elected pursuant to the BCA, a corresponding number of additional shares of New OPAL Class A Common Stock, which would not have corresponding OPAL Common Units) to the Earnout Participants on the date of the First Earnout Triggering Event.

•        “First Earnout Triggering Event” refers to the date on which New OPAL’s annual EBITDA for the calendar year 2023 exceeds $238,000,000.

•        “Fortistar LLC” refers to Fortistar LLC, a Delaware limited liability company.

•        “Fueling Stations” refers to facilities where (i) natural gas is dispensed into fuel tanks of vehicles for use as transportation fuel, and (ii) transactional data from the dispensing of the fuel is recorded so that Environmental Attributes can be subsequently reported, matched with the dispensed fuel to the extent sourced from RNG, and generated under the federal or state RFS or LCFS programs and other current and potential future programs aimed at providing support for RNG into the transportation market. At the Fueling Stations, the natural gas is pressurized using compressor systems and, in this state, is referred to as compressed natural gas (“CNG”). Because Environmental Attributes associated with RNG are nominated/assigned to the physical quantity of CNG dispensed at the Fueling Station, when the CNG is dispensed into to fuel tanks for use as transportation fuel and subsequently reported to the EPA and/or state environmental agency and matched with the production of RNG, the respective RINs and LCFS credits are generated. Some of these stations are designed, developed, constructed, operated and maintained by OPAL Fuels while others are third party stations where OPAL Fuels may only provide maintenance services.

•        “Hillman” refers to Hillman RNG Investments, LLC, a Delaware limited liability company.

•        “Initial Shareholders” means the Sponsor and ArcLight’s four independent directors who hold Class B ordinary shares;

•        “Investment Company Act” refers to the Investment Company Act of 1940, as amended.

•        “Investor Rights Agreement” refers to the Investor Rights Agreement, to be entered into, and signed at Closing, by ArcLight, OPAL HoldCo, Ares, Hillman, the Sponsor and the holders of ArcLight Class B ordinary shares, pursuant to which, among other things, (a) OPAL HoldCo, Ares, Hillman, and the Sponsor will agree not to effect any sale or distribution of any Equity Securities of ArcLight held by any of them during the lock-up period described therein and (b) OPAL HoldCo, Ares, Hillman, the Sponsor and the holders of ArcLight Class B ordinary shares will be granted certain registration rights with respect to their respective New OPAL Common Stock, in each case, on the terms and subject to the conditions set forth therein, substantially in the form attached hereto at Annex G, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

•        “IPO” refers to ArcLight’s initial public offering of its Public Shares and ArcLight Public Warrants pursuant to the IPO Registration Statement and completed on March 25, 2021.

•        “IPO Registration Statement” refers to ArcLight’s Registration Statement on Form S-1, filed with the SEC (File No. 333-252730), on March 22, 2021.

•        “Minimum Cash Proceeds” refers to the Aggregate Transaction Proceeds equaling no less than $225,000,000 at the Closing.

•        “Morrow” refers to Morrow Sodali LLC, the proxy solicitation agent for ArcLight.

•        “Nasdaq” refers to the Nasdaq Stock Market.

•        “New OPAL” refers to OPAL Fuels Inc., a Delaware corporation and, as used herein where context requires, the Combined Company following the consummation of the Business Combination.

•        “New OPAL Board” refers to the board of directors of New OPAL.

•        “New OPAL Class A Common Stock” refers to shares of Common A stock, par value $0.0001 per share, of New OPAL.

•        “New OPAL Class B Common Stock” refers to shares of Common B stock, par value $0.0001 per share, of New OPAL.

•        “New OPAL Class C Common Stock” refers to shares of Class C stock, par value $0.0001 per share, of New OPAL.

•        “New OPAL Class D Common Stock” refers to shares of Common D stock, par value $0.0001 per share, of New OPAL.

•        “New OPAL Common Stock” refers to the collective shares of New OPAL Class A Common Stock, New OPAL Class B Common Stock, New OPAL Class C Common Stock and New OPAL Class D Common Stock.

•        “New OPAL Equityholders” refers to the equityholders of New OPAL.

•        “New OPAL Preferred Stock” refers to shares of preferred stock, par value $0.0001 per share, of New OPAL.

•        “New OPAL Private Placement Warrants” refers to the 9,223,261 redeemable warrants that were issued in a private placement concurrently with the IPO, entitling the holder thereof to purchase New OPAL Class A Common Stock.

•        “New OPAL Public Warrants” refers to the 6,223,261 redeemable warrants issued in the IPO, entitling the holder thereof to purchase New OPAL Class A Common Stock.

•        “New OPAL Warrants” refers collectively to the New OPAL Private Placement Warrants together with the New OPAL Public Warrants.

•        “NextEra” refers to Mendocino Capital, LLC, a Delaware limited liability company.

•        “NextEra Subscription Agreement” refers to that certain subscription agreement, dated as of November 29, 2021, by and between OPAL Fuels and NextEra.

•        “OPAL Common Units” refers to the number of new Class B common units resulting from the re-classification of the collective OPAL Fuels common units existing immediately prior to the Closing of the Business Combination.

•        “OPAL Fuels” refers to OPAL Fuels LLC, a Delaware limited liability company.

•        “OPAL Fuels Common Equityholders” refers to the common unit holders of OPAL Fuels immediately prior to the Closing of the Business Combination.

•        “OPAL Fuels Series A Preferred Units” refers to the 1,000,000 Series A preferred units of OPAL Fuels which NextEra has agreed to subscribe for pursuant to the NextEra Subscription Agreement.

•        “OPAL Fuels Series A-1 Preferred Units” refers to the 300,000 Series A-1 preferred units held by Hillman.

•        “OPAL HoldCo” refers to OPAL HoldCo LLC, a Delaware limited liability, which, at the time of signing the BCA, was the sole member of OPAL Fuels.

•        “Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

•        “PIPE Investment” refers to the PIPE Investors commitment to purchase an aggregate of 12,500,000 shares (or 11,080,600 shares on or after May 31, 2022) of New OPAL Class A Common Stock immediately prior to the Closing at a cash purchase price of $10.00 per share pursuant to the Subscription Agreements.

•        “PIPE Investors” refers, collectively, to the institutional and accredited investors that entered into Subscription Agreements with ArcLight.

•        “PIPE Securities” refers to the 12,500,000 shares (or 11,080,600 shares on or after May 31, 2022) of New OPAL Class A Common Stock sold to the PIPE Investors pursuant to the Subscription Agreements.

•        “Proposed Bylaws” refers to the proposed new bylaws of New OPAL in connection with the Business Combination.

•        “Proposed Charter” refers to the proposed new certificate of incorporation of New OPAL in connection with the Business Combination.

•        “Proposed Organizational Documents” refers to the Proposed Charter and the Proposed Bylaws of New OPAL.

•        “Public Shareholders” refers to the holders of the Public Shares that were sold in the IPO.

•        “Public Shares” refers to the Arclight Class A ordinary shares, par value $0.0001 per share, issued in the IPO.

•        “Sale” refers to (1) a direct or indirect sale, lease, exchange or other transfer (regardless of the form of the transaction) in one transaction or a series of related transactions of a majority of New OPAL’s assets, as determined on a consolidated basis, to a third party or third parties acting as a “group” (as defined in Section 13(d)(3) of the Exchange Act) or (2) any transaction or series of transactions that results, directly or indirectly, in the shareholders of New OPAL as of immediately prior to such transactions holding, in the aggregate, less than 50% of the voting equity securities of New OPAL (or any successor of New OPAL) immediately after the consummation thereof (excluding any Sponsor Earnout Shares), in the case of each of clause (1) or (2), whether by amalgamation, merger, consolidation, arrangement, tender offer, recapitalization, purchase, issuance, sale or transfer of equity securities or assets or otherwise.

•        “Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

•        “SEC” refers to the U.S. Securities and Exchange Commission.

•        “Second 50% Earn Out Shares” refers to the 5% of New OPAL Class A Common Stock beneficially owned by the Sponsor immediately following the Closing resulting from the conversion of its founder shares in connection with the Business Combination that will be subject to forfeiture if not vested by the Sponsor-Earn Out End Date.

•        “Second A&R LLC Agreement” refers to the Second Amended and Restated Limited Liability Company Agreement of OPAL Fuels.

•        “Second Earnout Tranche” refers to New OPAL’s issuance of an aggregate of 5,000,000 additional shares of New OPAL B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Common Units (or, in the case of Ares, if elected pursuant to the BCA, a corresponding number of additional shares of New OPAL Class A Common Stock, which would not have corresponding OPAL Common Units) to the Earnout Participants on the date of the Second Earnout Triggering Event.

•        “Second Earnout Triggering Event” refers to the date upon which New OPAL’s annual EBITDA for the calendar year 2024 exceeds $446,000,000.

•        “Securities Act” refers to the Securities Act of 1933, as amended.

•        “Shareholder Proposals” refer, collectively, to (i) the Business Combination Proposal, (ii) the Domestication Proposal, (iii) the Organizational Documents Proposal, (iv) the Advisory Charter Proposal, (v) the Nasdaq Proposal, (vi) the Equity Incentive Proposal and (vii) the Adjournment Proposal.

•        “Special Meeting” refers to the extraordinary general meeting of ArcLight to be held on            , 2022 at            a.m., Eastern Time, to vote on matters relating to the Business Combination.

•        “Sponsor” refers to ArcLight CTC Holdings II, L.P., a Delaware limited partnership.

•        “Sponsor Earnout” refers to the 10% of founder shares owned by the Sponsor in aggregate that are subject to the Sponsor Earn-Out.

•        “Sponsor Earnout End Date” refers to date 60 months following the Closing when the Sponsor-Earn Out Shares vest.

•        “Sponsor Earnout Shares” refers to, collectively, the First 50% Earnout Shares together with the Second 50% Earnout Shares.

•        “Sponsor Letter Agreement” refers to the agreement entered into by the Sponsor and ArcLight Board, dated December 2, 2021 (as amended from time to time) with OPAL Fuels.

•        “Subscription Agreements” refer to the subscription agreements (as amended from time to time) that ArcLight entered into in connection with the Business Combination Agreement, each dated as of December 2, 2021.

•        “Trust Account” refers to the trust account of ArcLight which holds the net proceeds from the IPO and certain of the proceeds received in respect of the PIPE investment, together with interest earned thereon, less amounts released to pay taxes.

•        “U.S. Holder” refers to a beneficial owner of the Public Shares or ArcLight Public Warrants or New OPAL Common Stock or New OPAL Warrants, as applicable, and is, for U.S. federal income tax purposes.

In addition, the following is a glossary of key industry terms used herein:

•        “Advanced Clean Trucks Regulation” refers to the rules adopted by the California Air Resources Board on June 25, 2020 requiring the sale of zero-emission heavy-duty trucks.

•        “ADG” refers to anaerobic digester gas.

•        “Biogas Conversion Projects” refers to projects derived from the recovery and processing of biogas from landfills and other non-fossil fuel sources, such as livestock and dairy farms, for beneficial use as a replacement to fossil fuels.

•        “BOD” refers to biochemical oxygen demand.

•        “Btu” refers to British thermal units.

•        “CARB” refers to the California Air Resources Board.

•        “CO₂” refers to Carbon dioxide.

•        “CNG” refers to compressed natural gas.

•        “CI” refers to carbon intensity.

•        “D3” refers to cellulosic biofuel with a 60% GHG reduction requirement.

•        “EHS” refers to environment, health and safety.

•        “EISA” refers to Energy Independence and Security Act of 2007.

•        “EPA” refers to the U.S. Environmental Protection Agency.

•        “EPACT 2005” refers to the Energy Policy Act of 2005.

•        “Environmental Attributes” refer to federal, state and local government incentives in the U.S., provided in the form of RINs, RECs, LCFS credits, rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of renewable energy projects, that promote the use of renewable energy.

•        “FERC” refers to the U.S. Federal Energy Regulatory Commission.

•        “GHG” refers to greenhouse gases.

•        “ISOs” refers to Independent System Operators.

•        “LCFS” refers to Low Carbon Fuel Standard or similar types of federal and state programs.

•        “LFG” refers to landfill gas.

•        “MBR Authority” refers to (a) authorization by FERC pursuant to the Federal Power Act to sell electric energy, capacity and/or ancillary services at market-based rates, (b) acceptance by FERC of a tariff providing for such sales, and (c) granting by FERC of such regulatory waivers and blanket authorizations as are customarily granted by FERC to holders of market-based rate authority, including blanket authorization under section 204 of the Federal Power Act to issue securities and assume liabilities.

•        “Obligated Parties” means refiners or importers of gasoline or diesel fuel under the RFS program.

•        “QFs” refers to qualifying small power production facilities under the Federal Power Act and the Public Utility Regulatory Policies Act of 1978, as amended

•        “RECs” refers to Renewable Energy Credits.

•        “Renewable Power” refers to electricity generated from renewable sources.

•        “RFS” refers to the EPA’s Renewable Fuel Standard.

•        “RINs” refers to Renewable Identification Numbers.

•        “RNG” refers to renewable natural gas.

•        “RPS” refers to Renewable Portfolio Standards.

•        “RTOs” refers to Regional Transmission Organizations.

•        “RVOs” refers to renewable volume obligations.

•        “September 2020 Executive Order” refers to Executive Order N-79-20 issued by the Governor of the State of California in September 2020.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this proxy statement/prospectus and in any document incorporated by reference herein are “forward-looking statements.” Statements regarding the potential combination and expectations regarding the combined business are “forward-looking statements.” In addition, words such as “estimates,” “projected,” “expects,” “estimated,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include:

•        our ability to complete the Business Combination, or, if we fail to consummate the Business Combination, any other initial business combination;

•        the failure to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees;

•        delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination;

•        the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; the inability to complete the Business Combination;

•        the inability to complete the transactions contemplated by the proposed Business Combination due to the failure to satisfy any conditions to closing, including the failure to obtain certain approval of ArcLight’s shareholders;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, including the failure to satisfy any of the conditions to closing in the Business Combination Agreement;

•        the ability to obtain and/or maintain the listing of the New OPAL Class A Common Stock and the New OPAL Warrants on Nasdaq, and the potential liquidity and trading of such securities;

•        the amount of redemptions made by Public Shareholders;

•        the projected financial information, anticipated growth rate and market opportunity of the Combined Company;

•        our success in retaining or recruiting, our principal officers, key employees or directors following the Business Combination;

•        our directors and officers potentially having conflicts of interest with our business or in approving the Business Combination, as a result of which they would receive compensation;

•        intense competition and competitive pressures from other companies in the industry in which the Combined Company will operate;

•        increased costs of, or delays in obtaining, key components or labor for the construction and completion of landfill gas and livestock waste projects that generate electricity and RNG and compressed natural gas (“CNG”) and hydrogen dispensing stations.

•        factors relating to the business, operations and financial performance of OPAL Fuels, including market conditions and global and economic factors beyond OPAL Fuels’ control;

•        macroeconomic conditions related to the global COVID-19 pandemic;

•        costs related to the Business Combination;

•        the reduction or elimination of government economic incentives to the renewable energy market;

•        factors associated with companies, such as OPAL Fuels, that are engaged in the production and integration of RNG, including (i) anticipated trends, growth rates and challenges in those businesses and in the markets in which they operate (ii) contractual arrangements with, and the cooperation of, landfill and livestock biogas conversion project site owners and operators and operators, on which OPAL Fuels operates its landfill gas and livestock waste projects that generate electricity and (iii) RNG prices for Environmental Attributes, low carbon fuel standard credits and other incentives;

•        the ability to identify, acquire, develop and operate renewable projects and Fueling Stations;

•        the ability of the Combined Company to issue equity or equity-linked securities or obtain debt financing in connection with the Business Combination or in the future;

•        the demand for renewable energy not being sustained;

•        impacts of climate change, changing weather patterns and conditions and natural disasters;

•        the effect of legal, tax and regulatory changes; and

•        other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference herein are based on current expectations and beliefs concerning future developments and their potential effects on us and/or OPAL Fuels. There can be no assurance that future developments affecting us and/or OPAL Fuels will be those that we and/or OPAL Fuels have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of OPAL Fuels) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this proxy statement/prospectus and in our IPO Registration Statement filed in connection with our IPO. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before you grant your proxy or instruct how your vote should be cast or vote on the Shareholder Proposals to be put to the Special Meeting, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect ArcLight, OPAL Fuels, or, following the consummation of the Business Combination, New OPAL.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:     WHAT IS THE BUSINESS COMBINATION?

A:     ArcLight, OPAL Fuels LLC, a Delaware limited liability company (“OPAL Fuels”), and OPAL HoldCo LLC, a Delaware limited liability company and, as of the date of signing, the sole member of OPAL Fuels (“OPAL HoldCo”), entered into that certain Business Combination Agreement, dated as of December 2, 2021 (the “Business Combination Agreement”), pursuant to which, among other things:

(a)     prior to the consummation of the Business Combination (the “Closing”), each issued and outstanding Class B ordinary share, par value $0.0001 per share (collectively, the “ArcLight Class B ordinary shares”), of ArcLight will convert into one ArcLight Class A ordinary share, par value $0.0001 per share (collectively, the “ArcLight Class A ordinary shares”), of ArcLight (the “ArcLight Share Conversion”);

(b)    on the Closing Date, following the ArcLight Share Conversion but prior to the Closing, ArcLight will, subject to the receipt of the requisite shareholder approval, transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation, upon which ArcLight will change its name to “OPAL Fuels Inc.”;

(c)     at the Closing, the members of OPAL Fuels and OPAL Fuels will cause OPAL Fuels’ existing limited liability company agreement to be amended and restated (the “Second A&R LLC Agreement”) to, among other things, admit OPAL Fuels Inc. (“New OPAL”) as the managing member of OPAL Fuels and to re-classify all of OPAL Fuels’ existing common units into a number of Class B Units of OPAL Fuels (“Class B Units”), calculated as a function of the pre-transaction equity value of OPAL Fuels in an amount equal to $1,501,870,000, minus all principal and accrued interest outstanding pursuant to that certain Convertible Promissory Note, dated as of May 1, 2021 (as amended, including by that certain First Amendment to Convertible Note, dated November 29, 2021, the “Ares Note”) held by ARCC Beacon LLC, a Delaware limited liability company (“Ares”), as of immediately after the Closing; and

(d)    at the Closing, ArcLight will (i) contribute to OPAL Fuels an amount equal to the amount of cash in the trust account (the “Trust Account”) established by ArcLight with the proceeds from its initial public offering (the “IPO”) as of immediately prior to the Closing (and after giving effect to the exercise of redemption rights by any ArcLight shareholders (the “ACT Share Redemptions”) of all or a portion of their ArcLight Class A ordinary shares), plus the aggregate cash proceeds actually received in respect of the PIPE Investment (whether on or prior to the Closing Date) and held in a bank account owned and controlled by ArcLight on the Closing Date and (ii) contribute to OPAL Fuels a number of shares of Class A common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class A Common Stock”) (to the extent elected by OPAL Fuels), Class B common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class B Common Stock”) and Class D common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class D Common Stock”), and immediately following such equity contribution, OPAL Fuels will distribute such shares of New OPAL Class A Common Stock, New OPAL Class B Common Stock and New OPAL Class D Common Stock to the holders of OPAL Fuels’ existing common units in accordance with the Second A&R LLC Agreement.

ArcLight will hold the Special Meeting to, among other things, obtain the adoption and approval of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement by the shareholders of ArcLight, and you are receiving this proxy statement/prospectus in connection with the Special Meeting. See “The Business Combination Agreement” beginning on page 111. In addition, a copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. We urge you to read carefully this proxy statement/prospectus and the Business Combination Agreement in their entirety.

Q:     WHY AM I RECEIVING THIS DOCUMENT?

A:     ArcLight is sending this proxy statement/prospectus to its shareholders to help them decide how to vote their shares of ArcLight ordinary shares with respect to the matters to be considered at the Special Meeting.

The Business Combination cannot be completed unless ArcLight’s shareholders approve the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, and the Nasdaq Proposal set forth in this proxy statement/prospectus for their approval. Information about the Special Meeting, the Business Combination and the other business to be considered by shareholders at the Special Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement of ArcLight and a prospectus of ArcLight. It is a proxy statement because the ArcLight Board is soliciting proxies using this proxy statement/prospectus from its shareholders. It is a prospectus because ArcLight, in connection with the Business Combination, is offering shares of New OPAL Class A Common Stock in exchange for its outstanding Class A ordinary shares. See “The Business Combination Agreement — Closing Matters.”

Q:     WHAT WILL ARCLIGHT EQUITYHOLDERS OWN AS A RESULT OF THE BUSINESS COMBINATION?

A:     As of the date of this proxy statement/prospectus, there are 38,895,381 ArcLight ordinary shares issued and outstanding, which includes an aggregate of 7,779,076 ArcLight Class B ordinary shares held by the Initial Shareholders, including 7,639,076 shares (including 763,907 of such share subject to forfeiture as described herein) held by the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 15,446,522 ArcLight Warrants to acquire ArcLight Class A ordinary shares, comprised of 6,223,261 ArcLight Public Warrants and 9,223,261 ArcLight Private Placement Warrants to acquire ArcLight Class A ordinary shares.

Following the Business Combination, assuming no redemptions and assuming no election is made for Ares to receive New OPAL Class A Common Stock pursuant to the BCA, the ArcLight equity holders will hold approximately 77.8% of the issued and outstanding shares of New OPAL Class A Common Stock and none of the issued and outstanding shares of New OPAL Class B Common Stock, New OPAL Class C Common Stock or New OPAL Class D Common Stock and will accordingly hold approximately 5.0% of the voting power of New OPAL’s capital stock on a fully-diluted basis.

Q:     WHAT WILL OPAL FUELS COMMON EQUITYHOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A:     Pursuant to the Business Combination, OPAL Fuels Common Equityholders will receive:

•        As a result of the re-classification of their existing common units in OPAL Fuels, a number of OPAL Common Units calculated by dividing an agreed pre-transaction equity value for OPAL Fuels of $1,501,870,000 (less all principal and accrued interest outstanding immediately prior to the Closing pursuant to the Ares Note) by $10.00;

•        An equal number (in total) of New OPAL Class B Common Stock and New OPAL Class D Common Stock (neither of which will have any economic value but will entitle the holder thereof to one vote per share or five votes per share, respectively);

•        The right to receive certain payments from OPAL HoldCo under a Tax Receivable Agreement (see Certain Relationships and Related Party Transactions — Tax Receivable Agreement for a description thereof); and

•        The right to receive an aggregate of 5,000,000 shares of New OPAL Class B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Common Units upon the date on which New OPAL’s annual EBITDA for the calendar year 2023 exceeds $238,000,000, in accordance with the allocations set forth in the Business Combination Agreement; and

•        The right to receive upon the date on which New OPAL’s annual EBITDA for the calendar year 2024 exceeds $446,000,000, an aggregate of 5,000,000 additional shares of New OPAL Class B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Common Units in accordance with the allocations set forth in the Business Combination Agreement.

In connection with the Business Combination, outstanding preferred units of OPAL Fuels will remain outstanding in accordance with their terms.

Q:     WHAT EQUITY STAKE WILL CURRENT ARCLIGHT EQUITYHOLDERS AND OPAL FUELS COMMON EQUITYHOLDERS HOLD IN NEW OPAL IMMEDIATELY AFTER THE CONSUMMATION OF THE BUSINESS COMBINATION?

A:     The following table summarizes the pro forma equity ownership and voting power in New OPAL Common Stock immediately following the Business Combination under three redemption scenarios. For additional information and assumptions, see “The Business Combination Agreement — Ownership of New OPAL Immediately Following the Business Combination” and “Unaudited Pro Forma Combined Financial Information.” If the actual facts differ from these assumptions, the ownership percentages and voting power in New OPAL Common Stock will be different and totals may not add up to 100% due to rounding.

	Equity Ownership in New OPAL Common Stock(1)			Voting Power in New OPAL(1)
	Assuming No Redemptions	Assuming 50% Redemptions(2)	Assuming Maximum Redemptions(3)	Assuming No Redemptions(6)	Assuming 50% Redemptions(2)(6)	Assuming Maximum Redemptions(3)(6)
ArcLight Public Shareholders	15.8%	9.1%	1.2%	4.0%	2.2%	0.3%
Sponsor and Independent Directors(4)	3.9%	4.3%	6.6%	1.0%	1.0%	1.0%
PIPE Investors(7)	5.6%	6.1%	7.4%	1.4%	1.5%	1.5%
OPAL Fuels Common Equityholders(5)	74.2%	80.6%	87.6%	93.6%	95.3%	97.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

____________

(1)      Assumes the exchange of 100% of the OPAL Common Units that will be outstanding at Closing for shares of New OPAL Class A Common Stock or New OPAL Class C Common Stock, as applicable. Please refer to “The Business Combination Agreement — Related Agreements — Exchange Agreement” for more information.

(2)      Assumes that (i) a total of 14,529,054 Public Shares are redeemed in connection with the Business Combination and (ii) 182,892,261 shares of New OPAL Class A Common Stock are issued and outstanding as Closing.

(3)      Assumes that (i) a total of 29,058,108 Public Shares are redeemed in connection with the Business Combination (“Maximum Redemptions”) and (ii) 168,363,207 shares of New OPAL Class A Common Stock are issued and outstanding at Closing.

(4)      Consists of 7,779,076 shares (including 7,639,076 shares held by Sponsor) of New OPAL Class A Common Stock. 763,907 of such shares held by Sponsor will be subject to forfeiture if not vested by the Sponsor Earnout End Date pursuant to the Sponsor Letter Agreement. See “The Business Combination Agreement — Sponsor Letter Agreement” for more information.

(5)      Assumes that an aggregate of 142,377,450 shares are issued to OPAL HoldCo, 2,021,587 shares are issued to Hillman, and 3,046,297 are issued to Ares. Based on an assumed Closing on May 31, 2022 and an assumed outstanding principal and accrued interest on the Ares Note on such date of $27,416,670.

(6)      Mr. Mark Comora, who beneficially owns the shares attributable to OPAL Holdco and Hillman, will accordingly hold (a) 93.2% of the voting power in New OPAL assuming no redemptions, (b) 94.9% assuming 50% redemptions, or (c) 96.8% of the voting power in New OPAL assuming Maximum Redemptions.

(7)      Assumes an aggregate 11,080,600 shares of Class A Common Stock are issued to the PIPE Investors.

In addition, immediately after consummation of the Business Combination, the OPAL Fuels Common Equity holders will own 74.7%, 80.6% and 87.6%, respectively, of the common equity interests in OPAL Fuels, assuming no redemptions, 50% redemptions and Maximum Redemptions.

New OPAL Common Stock will consist of four classes: (i) economic, “low-vote” shares of New OPAL Class A Common Stock, (ii) non-economic (other than the right to receive par value in the event of a liquidation, dissolution or winding up of New OPAL), “low-vote” shares of New OPAL Class B Common Stock, (iii) economic, “high-vote” shares of New OPAL Class C Common Stock, and (iv) non-economic (other than the right to receive par value in the event of a liquidation, dissolution or winding up of New OPAL), “high-vote” shares of New OPAL Class D Common Stock.

Q:     WHEN WILL THE BUSINESS COMBINATION BE COMPLETED?

A.     The parties currently expect that the Business Combination will be completed late in the first half of 2022. However, none of ArcLight, OPAL Fuels and OPAL HoldCo can assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of the companies could result in the Business Combination being completed at a different time or not at all. See “Risk Factors — Risks Related to the Business Combination and ArcLight — If the conditions to the Business Combination Agreement are not met the Business Combination may not occur.” The outside date for consummation of the Business Combination is August 29, 2022 (subject to certain extensions up to a total of three months). ArcLight must first obtain the approval of ArcLight shareholders for each of the Condition Precedent Proposals, and ArcLight, OPAL Fuels and OPAL HoldCo must also first obtain certain necessary regulatory approvals and satisfy other closing conditions. See “The Business Combination Agreement — Conditions to Closing of the Business Combination” beginning on page 126.

Q:     WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?

A:     If ArcLight does not complete the Business Combination with OPAL Fuels and OPAL HoldCo for any reason, ArcLight would search for another target business with which to complete a business combination. If ArcLight does not complete the Business Combination with OPAL Fuels and OPAL HoldCo or a business combination with another target business by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), ArcLight must redeem 100% of the outstanding ArcLight Class A ordinary shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account (less income taxes paid or payable, if any, and up to $100,000.00 of interest to pay dissolution expenses) divided by the number of then outstanding ArcLight Class A ordinary shares. The Sponsor has no redemption rights in the event a business combination is not effected in the required time period and, accordingly, their founder shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to outstanding ArcLight Warrants. Accordingly, such warrants will expire worthless.

Q:     WHAT ARE THE POTENTIAL IMPACTS ON THE BUSINESS COMBINATION AND RELATED TRANSACTIONS RESULTING FROM THE RESIGNATIONS OF ARCLIGHT AND OPAL FUELS ADVISORS?

A:     On May 13, 2022, each of BofA Securities, Inc. (“BofA”), Credit Suisse Securities (USA) LLC (“CS”) and Citigroup Global Markets Inc. (“Citi”) delivered to ArcLight and OPAL Fuels notices of resignation of their roles as placement agents in connection with the PIPE Investment to ArcLight and, with respect to BofA and CS, their roles as financial advisors to OPAL Fuels in connection with the Business Combination and, with respect to Citi, its role as financial advisor to ArcLight in connection with the Business Combination. On May 14, 2022, Barclays Capital Inc. (“Barclays” together with BofA, CS and Citi, the “Advisors”) delivered to ArcLight and OPAL Fuels a notice of resignation of its role as placement agent in connection with the PIPE Investment to ArcLight. Each of the Advisors waived all right to fees under their respective placement agent and financial advisory agreements with ArcLight and OPAL Fuels. In addition, each of Barclays and Citi terminated, and waived any right to received deferred underwriting commissions pursuant to, the Underwriting Agreement, dated March 22, 2021, among Barclays, Citi and ArcLight (the “Underwriting Agreement”), which agreement related to ArcLight’s initial public offering. In addition, each of the Advisors has delivered notices of resignation to the Securities and Exchange Commission pursuant to Section 11(b)(1) under the Securities Act. See “Summary — Recent Developments”.

As a result of these resignations and the associated waiver of fees, the transactions fees payable by ArcLight and OPAL Fuels at the consummation of the Business Combination will be reduced by $24.9 million. The services being provided by the Advisors prior to such resignations were substantially complete at the time of their resignations (or in the case of the services provided by Barclays and Citi pursuant to the Underwriting Agreement, at the time of ArcLight’s initial public offering) and ArcLight and OPAL Fuels have not considered engaging and do not intend to engage additional financial advisors. The availability of the PIPE Investment and any contemplated post-transaction financing arrangements (including the OPAL term loan, which affiliates of each of BofA, CS, Citi and Barclays are lenders) are not impacted by the resignation of the Advisors.

The resignation of the Advisors and the waiver of fees for services that have already been rendered is unusual. ArcLight shareholders may be more likely to elect to redeem their shares, increasing the possibility that ArcLight may not have sufficient funds to meet the Minimum Cash Proceeds condition under the Business Combination Agreement. See “Summary — Sources and Uses of Funds” and “Unaudited Pro Forma Combined Financial Information”.

QUESTIONS AND ANSWERS ABOUT ARCLIGHT’S SPECIAL MEETING

Q:     WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:     ArcLight shareholders are being asked to vote on the following Shareholder Proposals:

1.      the Business Combination Proposal;

2.      the Domestication Proposal;

3.      the Organizational Documents Proposal;

4.      the Advisory Charter Proposals;

5.      the Nasdaq Proposal;

6.      the Equity Incentive Plan Proposal; and

7.      the Adjournment Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, and the Nasdaq Proposal, subject to the terms of the Business Combination Agreement. The Business Combination is not conditioned on the Advisory Charter Proposals, the Equity Incentive Plan Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the shareholders for a vote.

Q:     WHY IS ARCLIGHT PROPOSING THE BUSINESS COMBINATION?

A:     ArcLight is a blank check company incorporated on January 13, 2021 as a Cayman Islands exempted entity for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to throughout this prospectus as our initial business combination. Based on ArcLight’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

ArcLight has identified several general criteria and guidelines to evaluate prospective acquisition opportunities. ArcLight has sought to acquire a business or company that: (i) exhibits, or has the potential to develop, fundamentally sound financial performance, with visibility into revenue and cash flow growth and relatively predictable future financial performance; (ii) is an active market participant in the global development of the clean energy industry, continued decarbonization of the industrial, government and consumer spaces, and/or broader transition toward a sustainable economic model; (iii) targets large addressable markets with long-term tailwinds and low risk of obsolescence; (iv) has a defensible market position with differentiated product offerings, technology, assets, distribution channels, supply chain capabilities or other sustainable competitive advantages; (v) can serve as a platform for both organic and acquisitive growth; (vi) is led by an experienced management team with a proven track record and complementary capabilities, or is open to enhancing the existing management team’s strengths with additional talent through ArcLight’s network; and (vii) leverages the potential to utilize ArcLight’s industry experience, as well as operating, strategic, financing and M&A capabilities to maximize the value to the shareholders.

Based on its due diligence investigations of OPAL Fuels and the industry in which they operate, including the financial and other information provided by OPAL Fuels in the course of the negotiations in connection with the Business Combination Agreement, ArcLight believes that New OPAL will meet the general criteria and guidelines listed above. However, there is no assurance of this. See “Proposal No. 1 — Business Combination Proposal — Interests of ArcLight Directors and Officers in the Business Combination.”

Although the ArcLight Board believes that the Business Combination with OPAL Fuels presents a unique business combination opportunity and is in the best interests of ArcLight and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Proposal No. 1 — Business Combination Proposal — Interests of ArcLight Directors and Officer’s in the Business Combination” and “Risk Factors — Risks Related to Our Business Following the Business Combination.”

Q:     DID THE ARCLIGHT BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

A:     The Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination.

ArcLight’s officers, directors and advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, ArcLight’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of ArcLight’s officers, board of directors and advisors in valuing OPAL Fuels’ business.

We note that BofA, CS and Citi, in their roles as ArcLight’s and OPAL Fuels’ financial advisors, have resigned from their engagements in connection with the Business Combination. Shareholders should not place any reliance on the fact that ArcLight’s and OPAL Fuels’ financial advisors were previously involved with this transaction. See “Summary — Recent Developments”.

Q:     DO I HAVE REDEMPTION RIGHTS?

A:     If you are a holder of ArcLight Class A ordinary shares, you have the right to demand that ArcLight redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of ArcLight’s IPO, as of two business days prior to vote at the Special Meeting (including interest earned on the funds held in the Trust Account and not previously released to ArcLight to pay its taxes) upon the closing of the transactions contemplated by the Business Combination Agreement (such rights, “redemption rights”).

Notwithstanding the foregoing, a holder of ArcLight Class A ordinary shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the ArcLight Class A ordinary shares. Accordingly, all ArcLight Class A ordinary shares in excess of 15% held by a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

If passed, the Organizational Documents Proposal would remove the requirement that ArcLight have at least $5,000,001 of net tangible assets after giving effect to the redemption of all such shares.

Q:     HOW WILL MY VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:     You may exercise your redemption rights whether you vote your ArcLight Class A ordinary shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other Shareholder Proposal. As a result, the Business Combination Proposal can be approved by shareholders who will redeem their ArcLight Class A ordinary shares and no longer remain shareholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemptions by Public Shareholders. Also, with fewer ArcLight Class A ordinary shares and Public Shareholders, the trading market for ArcLight Class A ordinary shares may be less liquid than the market for ArcLight Class A ordinary shares prior to the Business Combination and ArcLight may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into OPAL Fuels’ business will be reduced.

Q:     HOW DO REDEMPTIONS AFFECT THE VALUE OF MY NEW OPAL COMMON STOCK?

A:     The value of shares of New OPAL Common Stock held by a non-redeeming ArcLight Public Shareholder may be impacted by the number of ArcLight Class A ordinary shares that are redeemed, as well as other events that may significantly dilute the value of such shares of New OPAL Common Stock. For example, the following table shows the potential impact of varying levels of redemptions and certain dilutive events on the per share value of the New OPAL Common Stock held by non-redeeming ArcLight Public Shareholders, in each case assuming an enterprise value of $1.75 billion for New OPAL upon consummation of the Business Combination and that an aggregate 11,080,600 shares of Class A Common Stock are issued to the PIPE Investors.

	No Redemption Scenario	50% Redemption Scenario	Maximum Redemption Scenario(3)
Shares held by ArcLight Public Stockholders	31,116,305	16,587,251	2,058,197
ArcLight Founder Shares(1)	7,779,076	7,779,076	7,779,076
PIPE Shares	11,080,600	11,080,600	11,080,600
OPAL Fuels Common Equityholders(2)(7)	147,445,334	147,445,334	147,445,334

Total shares (projected to be issued and outstanding)	197,421,315	182,892,261	168,363,207
Implied Value Per Share
Shares issued and outstanding(4)	$10.44	$10.48	$10.52
Shares issued, outstanding and fully diluted(5)	$9.68	$9.66	$9.63
Effective Underwriting Fee(6)	1.47%	2.25%	4.74%

____________

(1)      Includes 763,907 founder shares that will be subject to forfeiture if not vested by the Sponsor Earnout End Date pursuant to the Sponsor Letter Agreement. See “The Business Combination Agreement — Sponsor Letter Agreement” for more information.

(2)      Assumes that an aggregate of 147,445,334 shares of New OPAL Common Stock are issued to the OPAL Fuels Common Equityholders upon consummation of the Business Combination, with 142,377,450 shares issued to OPAL HoldCo, 2,021,587 shares issued to Hillman, and 3,046,297 issued to Ares. Based on an assumed Closing on June 30, 2022 and an assumed outstanding principal and accrued interest on the Ares Note on such date of $27,416,670.

(3)      The maximum redemptions scenario assumes that ArcLight shareholders redeem the maximum number of their Class A ordinary shares for a pro rata portion of cash in the Trust Account, while maintaining the Minimum Cash Proceeds and the minimum net tangible assets pursuant to the BCA.

(4)      Calculation of implied value per share assumes (i) enterprise value of $1.75 billion of New OPAL upon consummation of the Business Combination, (ii) approximately $110.8 million of cash proceeds received from the PIPE Investment upon consummation of the Business Combination, (iii) approximately $311.2 million of funds in the Trust Account immediately prior to any redemptions and (iv) no exercise of New OPAL Warrants that remain outstanding after consummation of the Business Combination regardless of the level of redemptions.

(5)      Calculation of implied value per share assumes (i) enterprise value of $1.75 billion upon consummation of the Business Combination, (ii) approximately $110.8 million of cash proceeds received from the PIPE Investment upon consummation of the Business Combination, (iii) approximately $311.2 million of funds in the trust account immediately prior to any redemptions and (iv) the exercise of all 6,223,261 New OPAL Public Warrants and 9,223,261 New OPAL Private Placement Warrants that will remain outstanding after consummation of the Business Combination regardless of the level of redemptions.

(6)      Includes $6,223,261 in underwriting fees paid in connection with ArcLight’s IPO.

(7)      Assumes the exchange of 100% of the OPAL Common Units that will be outstanding at Closing for shares of New OPAL Class A Common Stock or New OPAL Class C Common Stock, as applicable. Please refer to “The Business Combination Agreement — Related Agreements — Exchange Agreement” for more information.

The foregoing table is provided for illustrative purposes only and there can be no assurance that the New OPAL Common Stock will trade at the illustrative per share values set forth therein, regardless of the levels of redemption. Further, we have not received any indications from stockholders regarding their intentions to redeem or retain their shares upon consummation of the Business Combination and have not formulated any expectation as to which, if any, of the illustrative scenarios included in the foregoing table is most likely.

Q:     HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:      If you are a holder of ArcLight Class A ordinary shares and wish to exercise your redemption rights, you must demand that ArcLight redeem your shares for cash no later than 5:00 p.m., New York City Time, on            , 2022 (the second business day preceding the vote on the Business Combination Proposal) by delivering your share certificates (if any) and other redemption forms at the address below to Continental Transfer & Trust Company (“CST”), ArcLight’s transfer agent physically or electronically using DTC’s DWAC (Deposit and Withdrawal at Custodian) system. Holders of units must elect to separate the underlying ArcLight Class A ordinary shares and public warrants prior to exercising redemption rights with respect to the ArcLight Class A ordinary shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into underlying ArcLight Class A ordinary shares and public warrants, or if a holder holds units registered in its own name, the holder must contact CST, ArcLight’s transfer agent, directly and instruct them to do so. Any holder of ArcLight Class A ordinary shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $311,264,661, or approximately $10.00 per ArcLight Class A ordinary share, as of May 6, 2022, the record date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to ArcLight to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), will be paid promptly upon consummation of the Business Combination. However, the proceeds deposited in the Trust Account could become subject to the claims of ArcLight’s creditors, if any, which could have priority over the claims of ArcLight’s Public Shareholders, regardless of whether such Public Shareholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Shareholder Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption made by a holder of ArcLight Class A ordinary shares may not be withdrawn once submitted to ArcLight unless the board of directors of ArcLight determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part).

Any corrected or changed proxy card or written demand of redemption rights must be received by CST, ArcLight’s transfer agent, prior to the vote taken on the Business Combination Proposal at the Special Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to CST, ArcLight’s transfer agent, prior to the vote at the Special Meeting.

If a holder of ArcLight Class A ordinary shares properly makes a request for redemption and the certificates for the ArcLight Class A ordinary shares (if any) along with the redemption forms are delivered as described to CST, ArcLight’s transfer agent, as described herein, then, if the Business Combination is consummated, ArcLight will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your ArcLight Class A ordinary shares for cash.

Q:     WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?

A:     We expect that a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations — U.S. Holders”) that exercises its redemption rights to receive cash from the Trust Account in exchange for its Public Shares will generally be treated as selling such Public Shares, resulting in the recognition of capital gain or loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Public Shares that such U.S. Holder owns or is deemed to own (including through the ownership of public warrants) prior to and following the redemption. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Considerations.”

The tax consequences of the exercise of redemption rights are discussed more fully below under “Material U.S. Federal Income Tax Considerations — U.S. Holders.” All holders of Public Shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q:     DO I HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AND THE PROPOSED DOMESTICATION?

A:     No. Neither ArcLight shareholders nor ArcLight warrantholders have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Q:     WHY IS ARCLIGHT PROPOSING THE DOMESTICATION?

A:     The ArcLight Board believes that there are significant advantages to New OPAL that will arise as a result of a change of domicile to Delaware, including, (i) the prominence, predictability and flexibility of Delaware law, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing as discussed in greater detail in the section entitled “Proposal No. 2 — The Domestication Proposal — Reasons for the Domestication.” The ArcLight Board believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits shareholders, who are the owners of the corporation. Additionally, OPAL Fuels and OPAL HoldCo have required the Domestication as a condition to consummating the Business Combination.

To effect the Domestication, ArcLight will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which ArcLight will be domesticated and continue as a Delaware corporation, at which time ArcLight will change its name to “OPAL Fuels Inc.”

The approval of the Domestication Proposal is a condition to the closing of the transactions contemplated by the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Special Meeting.

Q:     HOW WILL THE DOMESTICATION AFFECT MY PUBLIC SHARES, ARCLIGHT PUBLIC WARRANTS AND UNITS?

A:     On the effective date of the Domestication, (a) each outstanding ArcLight Class A ordinary share (including any such share received upon conversion of a Class B ordinary share) will become one share of New OPAL Class A Common Stock, (b) each outstanding warrant to purchase one ArcLight Class A ordinary share will become a warrant to purchase one share of New OPAL Class A Common Stock at an exercise price of $11.50 per share and (c) New OPAL will file its certificate of incorporation and adopt bylaws to serve as its governing documents in connection with the Domestication.

At a moment in time after the effectiveness of the Domestication and before the closing of the Business Combination, each outstanding unit of ArcLight (each of which consists of one share of ArcLight Class A ordinary shares and one-half of one warrant to purchase one share of ArcLight Class A ordinary shares) will be separated into its component common stock and warrant. Such warrants will become exercisable into shares of ArcLight Class A common stock any time after the later of one year following the completion of ArcLight’s IPO and 30 days following the completion of the Business Combination.

Q:     What is involved with the Domestication?

A:     The Domestication will require ArcLight to file certain documents in both the Cayman Islands and the State of Delaware. At the effective time of the Domestication, which will be the Closing Date, ArcLight will cease to be a company incorporated under the laws of the Cayman Islands and in connection with the Business Combination, ArcLight will continue as a Delaware corporation. ArcLight’s Amended and Restated Memorandum and Articles of Association (the “Existing Organizational Documents”) will be replaced by the Proposed Charter and Proposed Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by the laws of Delaware.

Q:     WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?

A:     The net proceeds of ArcLight’s IPO, together with funds raised from the private sale of warrants simultaneously with the consummation of ArcLight’s IPO, was placed in the Trust Account immediately following ArcLight’s IPO. After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the ArcLight Class A ordinary shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination and then, together with the proceeds of the PIPE Investment, contributed to New OPAL for use as working capital and for general corporate purposes.

Q:     WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION?

A:     As discussed more fully under “Material U.S. Federal Income Tax Considerations,” the Domestication generally should constitute a tax-deferred reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to the facts and circumstances relating to ArcLight, this result is not entirely clear. A transaction, such as the Domestication, that should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations — U.S. Holders” below) will be subject to Section 367(b) of the Code and, as a result of the Domestication:

•        a U.S. Holder that holds Public Shares that have a fair market value of less than $50,000 on the date of the Domestication generally will not recognize any gain or loss and will not be required to include any part of ArcLight’s earnings in income;

•        a U.S. Holder that holds Public Shares that have a fair market value of $50,000 or more and that, on the date of the Domestication, owns (actually and constructively) less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% of the total value of all classes of our stock generally will recognize gain (but not loss) on the exchange of Public Shares for shares of New OPAL Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to its Public Shares provided certain other requirements are satisfied; and

•        a U.S. Holder that holds Public Shares have a fair market value of $50,000 or more and that, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock generally will be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Public Shares provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption).

ArcLight does not expect to have significant cumulative earnings and profits through the date of the Domestication.

ArcLight believes that it is likely classified as a PFIC (as defined below). If ArcLight is a PFIC, a U.S. Holder of Public Shares may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Public Shares or ArcLight Public Warrants for New OPAL Common Stock or New OPAL Public Warrants pursuant to the Domestication under the “passive foreign investment company” (“PFIC”) rules of the Code equal to the excess, if any, of the fair market value of the shares of New OPAL Common Stock or New OPAL Public Warrants received in the Domestication over the U.S. Holder’s adjusted tax basis in the corresponding Public Shares or ArcLight Public Warrants surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”

Additionally, the Domestication may cause non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders”) to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such non-U.S. Holder’s shares of New OPAL Common Stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see “Material U.S. Federal Income Tax Considerations.”

Q:     WHAT IS A TAX RECEIVABLE AGREEMENT?

A:     In connection with the Business Combination, New OPAL will enter into the tax receivable agreement (the “Tax Receivable Agreement”) with the persons from time to time that become a party thereto (such persons, collectively, the “TRA Participants”). Pursuant to the Tax Receivable Agreement, New OPAL will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New OPAL actually realizes (computed using certain simplifying assumptions) as a result of the increases in tax basis and certain other tax benefits related to any exchanges of OPAL Common Units (together with voting shares of New OPAL) for shares of New OPAL Class A Common Stock or New OPAL Class C Common Stock. For more information on the tax receivable agreement, please see the section entitled “The Business Combination — Related Agreements — Tax Receivable Agreement.”

Q:     HOW DOES THE SPONSOR INTEND TO VOTE ON THE SHAREHOLDER PROPOSALS?

A:     The Sponsor and ArcLight’s officers and directors own of record and are entitled to vote an aggregate of approximately 20% of the outstanding shares of ArcLight ordinary shares. The Sponsor and ArcLight’s officers and directors have agreed to vote any founder shares and any ArcLight Class A ordinary shares held by them as of the record date in favor of the Shareholder Proposals. In addition, pursuant to the Sponsor Letter Agreement executed by the Sponsor and ArcLight’s officers and directors on December 2, 2021 in connection with the execution of the Business Combination Agreement, the Sponsor and other parties thereto have agreed to vote all of their ArcLight Class A ordinary shares and ArcLight Class B ordinary shares (i) in favor of Shareholder Proposals 1-7 (including the Advisory Charter Proposals) (ii) against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the ArcLight or its Affiliates under the Business Combination Agreement or that would reasonable be expected to result in any of the conditions to ArcLight’s or any of its Affiliate’s obligations under the Business Combination Agreement not being fulfilled; and (iii) against (A) any proposal or offer from any Person concerning (1) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company, or (2) the issuance or acquisition of shares of capital stock or other equity securities of the Company (other than as contemplated or permitted by the Business Combination Agreement); and (B) any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Business Combination. See “Certain Relationships and Related Party Transactions — Sponsor Letter Agreement.”

Q:     WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:     The holders of a majority of the voting power of the issued and outstanding ArcLight ordinary shares entitled to vote at the Special Meeting must be present, in person or virtually or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Sponsor and ArcLight’s officers and directors, who currently own approximately 20% of the issued and outstanding shares of ArcLight ordinary shares, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the record date for the Special Meeting, 19,447,691 shares of ArcLight ordinary shares would be required to achieve a quorum.

Q:     WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:     The Business Combination Proposal:    The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. ArcLight shareholders must approve the Business Combination Proposal in order for the Business Combination to occur. If ArcLight shareholders fail to approve the Business Combination Proposal, the Business Combination will not occur. Pursuant to the IPO Letter Agreement and as further discussed in the section entitled “The Business Combination Agreement — Related Agreements — Sponsor Letter Agreement,” the Sponsor and ArcLight’s officers and directors have agreed to vote shares representing approximately 20% of the aggregate voting power of the ArcLight ordinary shares in favor of the Business Combination Proposal.

The Domestication Proposal:    The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by ArcLight’s Public Shareholders. Pursuant to the IPO Letter Agreement, the Sponsor and ArcLight’s officers and directors have agreed to vote shares representing approximately 20% of the aggregate voting power of the ArcLight ordinary shares in favor of the Domestication Proposal.

The Organizational Documents Proposal:    The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. The Organizational Documents Proposal is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if either the Business Combination Proposal or the Domestication Proposal is not approved, the Organizational Documents Proposal will have no effect, even if approved by ArcLight’s Public Shareholders. Pursuant to the Sponsor Letter Agreement, the Sponsor and ArcLight’s officers and directors have agreed to vote shares representing approximately 20% of the aggregate voting power of the ArcLight ordinary shares in favor of the Organizational Documents Proposal.

The Advisory Charter Proposals:    The approval of any of the Advisory Charter Proposals is not otherwise required by Cayman Islands law or Delaware law separate and apart from the Organizational Documents Proposal but, pursuant to SEC guidance, ArcLight is required to submit these provisions to its stockholders separately for approval. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on ArcLight or the ArcLight Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of any of the Advisory Charter Proposals (separate and apart from approval of the Organizational Documents Proposal).

The Nasdaq Proposal:    The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals. Therefore, if any of those proposals is not approved, the Nasdaq Proposal will have no effect, even if approved by ArcLight’s Public Shareholders. Pursuant to the Sponsor Support Agreement, the Sponsor and ArcLight’s officers and directors have agreed to vote shares representing approximately 20% of the aggregate voting power of the ArcLight ordinary shares in favor of the Nasdaq Proposal.

The Equity Incentive Plan Proposal:    The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. Pursuant to the Sponsor Letter Agreement, the Sponsor and ArcLight’s officers and directors have agreed to vote shares representing approximately 20% of the aggregate voting power of the ArcLight ordinary shares in favor of the Equity Incentive Plan Proposal. Furthermore, the Business Combination is not conditioned on the separate approval of the Equity Incentive Plan Proposal.

The Adjournment Proposal:    The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. The Adjournment Proposal is not conditioned upon any other Shareholder Proposal.

Q:     DO ANY OF ARCLIGHT’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF ARCLIGHT SHAREHOLDERS?

A:     ArcLight’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of ArcLight’s shareholders generally. For example, following the Business Combination, the Sponsor can earn a positive rate of return on their investment, even if other shareholders of ArcLight experience a negative rate of return on their investment. The ArcLight Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of ArcLight. See “Proposal No. 1 — The Business Combination Proposal — Interests of ArcLight Directors and Officers in the Business Combination” beginning on page 161 of this proxy statement/prospectus.

For additional information regarding pre-existing relationships between certain of the parties to the Business Combination Agreement and certain of their Affiliates, see “Risk Factors — Risks Related to the Business Combination and ArcLight — Pre-existing relationships between participants in the Business Combination and the related transactions or their Affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination.”

Q:     WHAT INTERESTS DO ARCLIGHT’S CURRENT OFFICERS AND DIRECTORS HAVE IN THE BUSINESS COMBINATION?

A:     The Sponsor and each executive officer and director of ArcLight may have interests in the Business Combination that are different from or in addition to your interests. You should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the interests listed below:

•        the fact that the Initial Shareholders have agreed not to redeem any ArcLight ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•        the fact that the Sponsor paid an aggregate of $25,000 for 7,187,500 ArcLight Class B ordinary shares and effected a share capitalization resulting in an aggregate of 7,906,250 ArcLight Class B ordinary shares issued and outstanding. 127,174 ArcLight Class B ordinary shares were forfeited by the Sponsor upon the expiration of the over-allotment option. As of March 31, 2022, there were 7,779,076 ArcLight Class B ordinary shares currently owned by the Initial Shareholders. The 7,779,076 shares of New OPAL Class A Common Stock that the Initial Shareholders will hold following the Business Combination (including 763,907 of such shares subject to forfeiture), if unrestricted and freely tradable, and in the case of the shares held by the Sponsor, assuming all vesting conditions of the Sponsor Earnout Shares are satisfied, would have had an aggregate market value of $77,012,852 based upon the closing price of $9.90 per ArcLight Class A ordinary share on the Nasdaq on May 26, 2022, the most recent closing price;

•        the fact that Sponsor paid $9,223,261 for its ArcLight Private Placement Warrants, which, if unrestricted and freely tradable, would have had an aggregate market value of $13,373,728 based upon the closing price of $1.45 per ArcLight Public Warrant (although holders of the private placement warrants have certain rights that differ from the rights of holders of the ArcLight Public Warrants) on Nasdaq on May 26, 2022, the most recent closing price, and the fact that the ArcLight Private Placement Warrants would be worthless if a business combination is not consummated by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents);

•        the fact that an affiliate of ArcLight have agreed to purchase 2,000,000 shares of New OPAL Class A Common Stock at $10.00 per share in the PIPE Investment on the same terms and conditions as the other PIPE Investors;

•        the fact that the Initial Shareholders and certain of ArcLight’s current officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ArcLight ordinary shares (other than Public Shares) held by them if ArcLight fails to complete an initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents);

•        the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its Affiliates to ArcLight in an aggregate amount of up to $1,500,000 may be converted into warrants to purchase ArcLight Class A ordinary shares in connection with the consummation of the Business Combination. As of the date of this proxy statement/prospectus, there are no amounts outstanding under any such loans;

•        the continued indemnification of ArcLight’s directors and officers and the continuation of ArcLight’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•        the fact that the Sponsor (including its representatives and affiliates) and ArcLight’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to ArcLight. Moreover, certain of ArcLight’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. ArcLight’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to ArcLight, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in ArcLight’s favor and such potential business opportunities may be presented to other entities prior to their presentation to ArcLight, subject to applicable fiduciary duties under the Cayman Islands Companies Act. ArcLight’s amended and restated memorandum and articles of association provide that Arclight renounces its interest in any corporate opportunity offered to any director or officer of ArcLight;

•        the fact that, following the Business Combination, the Sponsor can earn a positive rate of return on their investment, even if other shareholders of ArcLight experience a negative rate of return on their investment;

•        the fact that the Sponsor and ArcLight’s officers and directors will lose their entire investment in ArcLight and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents);

•        the fact that if the Trust Account is liquidated, including in the event ArcLight is unable to complete an initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), the Sponsor has agreed to indemnify ArcLight to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which ArcLight has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ArcLight, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the fact that ArcLight may be entitled to distribute or pay over funds held by ArcLight outside the Trust Account to the Sponsor or any of its Affiliates prior to the Closing; and

•        the fact that the Initial Shareholders entered into the Sponsor Letter Agreement pursuant to which the original lock-up period to which our Sponsor and our directors and executive officers are subject was amended to remove such lock-up period, but only with respect to securities that are not held by the Sponsor.

These interests may influence the ArcLight Board in making their recommendation that you vote in favor of the approval of the Business Combination. See “Proposal No. 1 — The Business Combination Proposal — Interests of ArcLight Directors and Officers in the Business Combination” beginning on page 161 of this proxy statement/prospectus for a further discussion of these considerations.

Q:     WHAT DO I NEED TO DO NOW?

A:     After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:     HOW DO I VOTE?

A:     If you are a shareholder of record of ArcLight as of May 6, 2022 (the “record date”) you may submit your proxy before the Special Meeting in any of the following ways, if available:

•        visit the website shown on your proxy card to vote via the Internet; or

•        complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a shareholder of record of ArcLight as of the record date, you may also cast your vote at the Special Meeting.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote at the Special Meeting will need to obtain a legal proxy form from their broker, bank or other nominee.

Q:     WHEN AND WHERE IS THE SPECIAL MEETING?

A:     The Special Meeting will be held on            , 2022, at            local time. For the purposes of the Existing Organizational Documents, the physical place of the meeting will be at the offices of Kirkland & Ellis LLP located at 609 Main Street, Houston, Texas 77002. In light of the novel coronavirus pandemic and to support the well-being of ArcLight’s shareholders, directors and officers, ArcLight encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/actcii/2022. You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. If you do not have internet capabilities, you can listen only to the meeting by dialing 1 800-450-7155 (toll-free), outside the U.S. and Canada +1 857-999-9155 (standard rates apply) when prompted enter the pin number 0732540#. This is listen-only, you will not be able to vote or enter questions during the Special Meeting. All ArcLight shareholders as of the record date, or their duly appointed proxies, may attend the Special Meeting.

Q:     IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:     If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to ArcLight or by voting at the Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee. In addition to such legal proxy, if you plan to attend the Special Meeting, but are not a shareholder of record because you hold your shares in “street name”, please have evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares) and valid photo identification with you at the Special Meeting.

Under the rules of the Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all of the Shareholder Proposals are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular Shareholder Proposal for which the broker does not have discretionary voting power.

If you are an ArcLight shareholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal or the Adjournment Proposal. Such abstentions and broker non-votes will have no effect on the vote count for any of the proposals.

Q:     WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:     For purposes of the Special Meeting, an abstention occurs when a shareholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.

If you are an ArcLight shareholder that attends the Special Meeting and fails to vote on the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.

Q:     WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:     If you sign and return your proxy card without indicating how to vote on any particular Shareholder Proposal, the ArcLight shares represented by your proxy will be voted as recommended by the ArcLight board of directors with respect to that Shareholder Proposal.

Q:     MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:     Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may do this in one of three ways:

•        filing a notice with the Secretary of ArcLight;

•        mailing a new, subsequently dated proxy card; or

•        by attending the Special Meeting and electing to vote your shares.

If you are a shareholder of record of ArcLight and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to ArcLight and it must be received at any time before the vote is taken at the Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 5:00 p.m. New York City time on            , 2022, or by voting at the Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of ArcLight ordinary shares, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:     WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETING?

A:     If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by shareholders and consummated, you will become a stockholder and/or warrant holder of New OPAL. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a shareholder of ArcLight while ArcLight searches for another target business with which to complete a business combination.

Q:     WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:     WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS, VOTING OR THE BUSINESS COMBINATION?

A:     If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Morrow, the proxy solicitation agent for ArcLight, at the following address and telephone number:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford CT 06902
Tel: Toll-Free (800) 662-5200 or (203) 658-9400
Email: ACTD.info@investor.morrowsodali.com

If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your Public Shares (either physically or electronically) to CST, ArcLight’s transfer agent, at the address below prior to            p.m., New York City Time, on            , 2022. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, NY 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which ArcLight and OPAL Fuels refer before you decide how to vote with respect to the Shareholder Proposals. Each item in this summary includes a page reference directing you to a more complete description of that item.

Information About the Parties to the Business Combination (page 110)

ArcLight Clean Transition Corp. II

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02116

617-531-6300

ArcLight is a blank check company incorporated as a Cayman Islands exempted company with limited liability organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. ArcLight completed its IPO on March 25, 2021.

OPAL Fuels

OPAL is a renewable energy company specializing in the capture and conversion of biogas for the (i) production of RNG for use as a vehicle fuel for heavy and medium-duty trucking fleets, (ii) generation of Renewable Power for sale to utilities, (iii) generation and sale of Environmental Attributes associated with RNG and Renewable Power, and (iv) sales of RNG as pipeline quality natural gas. OPAL also designs, develops, constructs, operates and services Fueling Stations for trucking fleets across the country that use natural gas to displace diesel as their transportation fuel. The Biogas Conversion Projects currently use landfill gas and dairy manure as the source of the biogas. In addition, OPAL has recently begun implementing design, development, and construction services for hydrogen fueling stations, and OPAL is pursuing opportunities to diversify its sources of biogas to other waste streams.

The Business Combination Agreement (page 111)

The terms and conditions of the Business Combination are contained in the BCA, substantially in the form attached to this document as Annex A, which is incorporated by reference herein in its entirety. ArcLight encourages you to read the BCA carefully, as it is the legal document that governs the Business Combination. For more information on the BCA, see the section entitled “The Business Combination Agreement.”

Structure of the Business Combination (page 123)

The Business Combination contemplates, among other things, the following transactions:

•        Prior to the Closing, each outstanding ArcLight Class B ordinary share will convert into one ArcLight Class A ordinary share;

•        On the Closing Date, prior to the Closing, ArcLight will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, upon which ArcLight will change its name to “OPAL Fuels Inc.”;

•        At the Closing, OPAL HoldCo and OPAL Fuels will cause OPAL Fuels’ existing limited liability company agreement to be amended and restated to be in the form of the Second A&R LLC Agreement to, among other things, admit New OPAL as a member of OPAL Fuels and to re-classify OPAL Fuels’ existing common units into Class B Units of OPAL Fuels, calculated as a function of the pre-transaction equity value for OPAL Fuels equal to $1,501,870,000, less all principal and accrued interest outstanding immediately after the Closing pursuant to the Ares Note; and

•        At the Closing, substantially concurrently with the foregoing actions, ArcLight will (i) contribute to OPAL Fuels an amount equal to the sum of cash in the Trust Account as of immediately prior to the Closing (after giving effect to the ACT Share Redemptions from the Trust Account) plus the aggregate cash proceeds actually received in respect of the PIPE Investment and (ii) contribute to OPAL Fuels a number of shares of New OPAL Class D Common Stock (which it will in turn distribute to OPAL Holdco and Hillman) and a number of shares of New OPAL Class B Common Stock (which it will in turn distribute to Ares, provided that in lieu of receiving a combination of Class B Units of OPAL Fuels and New OPAL Class B Common Stock, if elected, Ares may receive a number of shares of New OPAL Class A Common Stock equal to the number of shares of New OPAL Class B Common Stock it otherwise would have received), collectively, in exchange for a number of Class A Units of OPAL Fuels equal to the number of shares of New OPAL Class A Common Stock then issued and outstanding (after giving effect to OPAL Fuels’ election to receive New OPAL Class A Common Stock in lieu of New OPAL Class B Common Stock, if any), which OPAL Fuels will issue to ArcLight.

Simplified Pre-Combination Structure of OPAL Fuels

The following diagram illustrates in simplified terms the current structure of OPAL Fuels and its operating subsidiaries prior to the Closing.

____________

(1)      This assumes that OPAL Fuels has drawn down amounts under the commitment made by NextEra under the NextEra Subscription Agreement. As of March 31, 2022, $25.0 million has been drawn down, and OPAL Fuels expects the full amount of NextEra’s $100.0 million subscription commitment to be drawn down prior to Closing.

Simplified Post-Combination New OPAL Structure

The following diagrams illustrate in simplified terms the expected structure of New OPAL and its operating subsidiaries upon the Closing.

____________

(1)      The equity ownership and voting power shown in this structure chart are based on the Maximum Redemptions and assumes the Business Combination closes prior to May 30, 2022 with respect to the number of shares of Class A Common Stock to be issued to the PIPE Investors. Assuming no holders of Public Shares exercise their redemption rights, the equity ownership levels and voting power of the entities in the structure chart in New OPAL Common Stock would be as follows: (a) Public Stockholders: 25.3% equity ownership interest and 6.4% voting power; (b) Ares: 1.5% equity ownership interest and 0.4% voting power; (c) OPAL HoldCo: 72.1% equity ownership interest and 91.9% voting interest; (d) Hillman: 1.1% equity ownership interest and 1.3% voting interest. For additional information and assumptions on these calculations, see “The Business Combination Agreement — Ownership of New OPAL Immediately Following the Business Combination.” Assuming Maximum Redemptions, the ownership of OPAL Common Units would be as follows: (a) New OPAL: 12.4% common equity ownership; (b) Ares: 1.8% common equity ownership; (c) OPAL HoldCo: 84.6% common equity ownership; and (d) Hillman: 1.2% common equity ownership. No information as to the relative voting power with respect to the OPAL Common Units has been presented because OPAL Fuels will have a managing member, New OPAL, and the Class A Common Units and Class B Common Units will not have voting rights, except as required by law.

(2)      OPAL Fuels expects to (and the chart above assumes) draw down the full amount on NextEra’s $100.0 million subscription commitment prior to Closing and will issue to NextEra 1,000,000 Series A Preferred Units in connection therewith, which are redeemable after four years at the option of NextEra for an aggregate redemption price of $100.0 million plus accrued and unpaid dividends thereon.

(3)      Alternatively, if elected pursuant to the Business Combination Agreement, Ares may hold New OPAL Class A Common Stock only (and not New OPAL Class B Common Stock or Class B Common Units of OPAL Fuels).

(4)      Pursuant to the Second A&R LLC Agreement, the OPAL Common Units will be entitled to share in the profits and losses of OPAL Fuels and to receive distributions if and as declared by the managing member of OPAL Fuels, which will be New OPAL, and will have no voting rights, except as otherwise required by law. For a description of the rights of the OPAL Common Units, see “The Business Combination Agreement — Second Amended and Restated Limited Liability Company Agreement — Rights of the OPAL Common Units.”

(5)      The OPAL Preferred Units are not entitled to vote, except as required by law, or in limited instances as specified in the certificate of designations governing these preferred units. For a description of the rights of the OPAL Preferred Units, see “The Business Combination Agreement — Second Amended and Restated Limited Liability Company Agreement — Rights of the OPAL Preferred Units.”

The Private Placement (page 137)

In connection with entering into the Business Combination Agreement, ArcLight entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase an aggregate of 12,500,000 shares of New OPAL Class A Common Stock immediately prior to the Closing at a cash purchase price of $10.00 per share, resulting in aggregate proceeds of $125.0 million in the PIPE Investment. The Subscription Agreements contain customary representations, warranties, covenants and agreements of ArcLight and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Business Combination Agreement that is material and adverse to the PIPE Investors) and termination rights (including a termination right if the transactions contemplated by the Subscription Agreements have not been consummated by May 31, 2022 (one hundred eighty (180) days after the date of the Subscription Agreement), other than as a result of breach by the terminating party). Effective as of May 11, 2022, PIPE Investors representing $110,806,000 of the original PIPE Investment entered into amendments with respect to such PIPE Investors’ Subscription Agreements (the “Amended Subscription Agreements”), whereby the termination rights described above were amended to extend the term of each Amended Subscription Agreement by 60 days to July 29, 2022 (the “PIPE Extension”). Assuming that additional PIPE Investors do not enter into amendments to their Subscription Agreements extending the expiration date of such agreements and the Business Combination closes prior to July 29, 2022, only 11,080,600 shares of Class A Common Stock will be issued to PIPE Investors. The PIPE Investments are expected to close immediately prior to the Closing.

For more information regarding the Private Placement and the Subscription Agreements, see the section entitled “The Business Combination Agreement — PIPE Financing (Private Placement).”

The NextEra Subscription (pages 137 to 140)

In connection with entering into the Business Combination Agreement, OPAL Fuels entered into a Subscription Agreement with NextEra (the “NextEra Subscription Agreement”) pursuant to which NextEra has agreed to subscribe for up to an aggregate amount of 1,000,000 OPAL Fuels’ Series A Preferred Units at a price of $100.00 per unit (the “Series A Original Issue Price”). OPAL expects to draw down the full amount on NextEra’s $100.0 million subscription commitment prior to Closing and will issue to NextEra 1,000,000 Series A Preferred Units, which are redeemable after four years at the option of NextEra for an aggregate redemption price of $100.0 million plus accrued and unpaid dividends thereon.

The Series A Preferred Units provide holders with an 8% annual dividend on the Series A Original Issue Price, compounding on a monthly basis, and paid quarterly in arrears, with the option (at OPAL Fuels’ election) to pay such dividends in kind during the first 8 quarters following the first issuance of any Series A Preferred Units. Upon certain material breaches of the terms of the Series A Preferred Units, the dividend rate is subject to an increase to 12% (and additional 2% increases thereafter based on how long such breach remains uncured, up to a maximum rate of 20%).

The Series A Preferred Units further provide that for so long as any Series A Preferred Units remain outstanding or are issuable pursuant to the terms of the NextEra Subscription Agreement, (i) no dividend or distribution shall be paid or set aside for payment on any junior units, (ii) no dividend or distribution shall be paid or set aside for payment on any pari passu units; and (iii) no units (other than Series A Preferred Units) shall be repurchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly. Such restrictions do not apply to (A) the payment of any costs, fees, operating expenses or other expenses (1) incurred by New OPAL in connection with serving as a manager or managing member of OPAL Fuels or (2) allocable to OPAL Fuels or otherwise incurred by New OPAL in connection with operating OPAL Fuels’ business (including expenses allocated to New OPAL by its affiliates), (B) tax distributions, (C) any dividend or distribution payable solely in OPAL Common Units, (D) any distribution in connection with an exchange of OPAL Common Units (together with voting shares of New OPAL) for shares of New OPAL Class A Common Stock or New OPAL Class C Common Stock or (E) in the event that OPAL Fuels has received $335 million in cash proceeds in connection with the Business Combination or other equity financings, declaring or paying any dividend or distribution on or repurchasing, redeeming or otherwise acquiring any junior units or pari passu units in a cumulative amount not to exceed $100 million.

Upon dissolution, liquidation or winding up of OPAL Fuels (a “Liquidation”), the holders are entitled to receive from any proceeds resulting from the Liquidation, before any proceeds shall be distributed in respect of any junior units, an amount per Series A Preferred Unit equal to the Series A Original Issue Price plus all accrued and unpaid dividends thereon (the “Series A Base Amount”).

The Series A Preferred Units may be redeemed, in whole or in part, at OPAL Fuels’ election, at any time, at a price, payable solely in cash, equal to the Series A Base Amount per Series A Preferred Unit as of the date of redemption (the “Series A Redemption Price”). Holders of Series A Preferred Units are entitled to request redemption (in whole or in part) of their Series A Preferred Units either (i) in connection with a change of control or (ii) at any time on or after November 29, 2025, at the Series A Redemption Price per Series A Preferred Unit (payable solely in cash).

In the event OPAL Fuels’ fails to timely redeem a holder’s Series A Preferred Units upon a mandatory redemption request, such holder’s are entitled to (i) an increase in the dividend rate to 12% (with additional 2% increases added thereto, based on the length of delay in redemption, up to a 20% maximum dividend rate) and (ii) to convert their Series A Preferred Units that are subject to delayed redemption to common units of OPAL Fuels at a discount price. Additionally, if the Series A Base Amount of Series A Preferred Units that are subject to delayed redemption is at least $25.0 million and such delayed redemption lasts for more than 6 months, then NextEra (or if there is more than one holder, holders of a majority of the Series A Preferred Units) have the right for so long as such delay remains uncured to appoint a single member to the Board of Managers of OPAL Fuels (or following an initial public offering or business combination after which OPAL Fuels is a subsidiary of a public company, the board of directors (or similar governing body) of the public company parent). Alternatively, in lieu of receiving any of the aforementioned rights and remedies, if NextEra or any of its affiliates becomes a holder of Series A Preferred Units for which their mandatory redemption has been delayed, NextEra may instead elect to extend the then-remaining term of the Environmental Attributes Purchase and Sale Agreement, dated November 29, 2021, by and between, on the one hand, NextEra Energy Marketing, LLC and, on the other hand, TruStar Energy LLC and OPAL Fuels LLC (“EA Sales Agreement”) by an additional 12 months provided that the EA Sales Agreement has not been terminated prior thereto for any reason and NextEra is not then in material breach of the EA Sales Agreement (and may further elect additional 12 month extensions if such Series A Preferred Units continue to remain unredeemed following such 12 month extension).

Pursuant to the terms of the Series A Preferred Units, following the completion of the Business Combination, OPAL Fuels is required to obtain the consent of the holders of the Series A Units in the case of (i) issuances of indebtedness and pari passu preferred units resulting in repayment obligations (including amounts payable upon a liquidation) exceeding the greater of (x) $500 million and (y) three times (3x) OPAL Fuels’ last twelve months consolidated EBITDA, (ii) issuances of preferred units resulting in payment obligations upon a liquidation in excess of $100 million, (iii) certain material transactions with OPAL Fuels’ affiliates and (iv) certain other issuances of preferred units. Additionally, for so long as any Series A Preferred Units are outstanding, holders of the Series A Preferred Units have the right to consent to (i) any amendments to the certificate of designations for the Series A Preferred Units or OPAL Fuels’ operating agreement that adversely modify the terms of the Series A Preferred Units and (ii) any sale or issuance of additional Series A Preferred Units other than pursuant to the Subscription Agreement (and other than Series A Preferred Units issued to Holders as payment for accrued dividends).

Hillman Exchange (page 140)

In connection with entering into the Business Combination Agreement, OPAL Fuels entered into an exchange agreement with Hillman, pursuant to which Hillman exchanged all of its equity interests in OPAL Fuels and its subsidiaries for 300,000 OPAL Fuels’ Series A-1 Preferred Units and 14 pre-Closing OPAL Fuels common units.

The Series A-1 Preferred provide holders with an 8% annual dividend on the original issue price of $100.00 per unit (the “Series A-1 Original Issue Price”), compounding on a monthly basis, and paid quarterly in arrears, with the option (at OPAL Fuels’ election) to pay such dividends in kind during the first 8 quarters following the first issuance of any Series A-1 Preferred Units. Upon certain material breaches of the terms of the Series A-1 Preferred Units, the dividend rate is subject to an increase to 12% (and additional 2% increases thereafter based on how long such breach remains uncured, up to a maximum rate of 20%).

Upon a Liquidation, the holders are entitled to receive from any proceeds resulting from the Liquidation, before any proceeds shall be distributed in respect of any junior units, an amount per Series A-1 Preferred Unit equal to the Series A-1 Original Issue Price plus all accrued and unpaid dividends thereon (the “Series A-1 Base Amount”).

Subject to certain restrictions on redemption pursuant to the terms of the Series A Preferred Units, the Series A-1 Preferred Units may be redeemed, in whole or in part, at OPAL Fuels’ election, at any time, at a price, payable solely in cash, equal to the Series A-1 Base Amount per Series A Preferred Unit as of the date of redemption (the “Series A-1 Redemption Price”). Holders of Series A-1 Preferred Units are entitled to request redemption (in whole or in part) of their Series A-1 Preferred Units either (i) in connection with a change of control or (ii) at any time on or after November 29, 2025, at the Series A-1 Redemption Price per Series A Preferred Unit (payable solely in cash).

In the event OPAL Fuels’ fails to timely redeem a holder’s Series A-1 Preferred Units upon a mandatory redemption request, such holder’s are entitled to (i) an increase in the dividend rate to 12% (with additional 2% increases added thereto, based on the length of delay in redemption, up to a 20% maximum dividend rate) and (ii) to convert their Series A-1 Preferred Units that are subject to delayed redemption to common units of OPAL Fuels at a discount price.

Earnout (page 213)

Pursuant to the terms of the Sponsor Letter Agreement, Sponsor agreed to subject 10% of its New OPAL Class A Common Stock (received as a result of the conversion of its ArcLight Class B ordinary shares immediately prior to the Closing) to vesting and forfeiture conditions relating to VWAP targets for New OPAL Class A Common Stock sustained over a period of 60 months following the Closing. For more information, see the section entitled “The Business Combination Agreement — Sponsor Letter Agreement.”

In addition, upon the occurrence of the First Earnout Triggering Event, New OPAL will issue the First Earnout Tranche to the Earnout Participants in accordance with the allocations set forth in the Business Combination Agreement. Additionally, upon the occurrence of the Second Earnout Triggering Event, New OPAL will issue the Second Earnout Tranche to the Earnout Participants in accordance with the allocations set forth in the Business Combination Agreement. For more information, see the section entitled “The Business Combination Agreement — Consideration to OPAL Fuels Holders in the Business Combination.”

ArcLight Special Meeting and the Proposals (page 153)

The Special Meeting will be held at            a.m., Eastern Time, on            , 2022. For the purposes of the Existing Organizational Documents, the physical place of the meeting will be at the offices of Kirkland & Ellis LLP located at 609 Main Street, Houston, Texas 77002. In light of the novel coronavirus pandemic and to support the well-being of ArcLight’s shareholders, directors and officers, ArcLight encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting https://www.cstproxy.com/actcii/2022. You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. If you do not have internet capabilities, you can listen only to the meeting by dialing 1 800-450-7155 (toll-free), outside the U.S. and Canada +1 857-999-9155 (standard rates apply) when prompted enter the pin number 0732540#. This is listen-only, you will not be able to vote or enter questions during the Special Meeting. At the Special Meeting, ArcLight’s shareholders will be asked to approve the Business Combination Proposal, the Domestication Proposal, Organizational Documents Proposal, the Advisory Charter Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal (if necessary).

The ArcLight Board has fixed the close of business on May 6, 2022 (the “record date”) as the record date for determining the holders of ArcLight ordinary shares entitled to receive notice of and to vote at the Special Meeting. As of the record date, there were 31,116,305 shares of ArcLight Class A ordinary shares and 7,779,076 shares of ArcLight Class B ordinary shares outstanding and entitled to vote at the Special Meeting. Each share of ArcLight ordinary shares entitles the holder to one vote at the Special Meeting on each proposal to be considered at the Special Meeting. As of the record date, the Sponsor and ArcLight’s directors and officers and their Affiliates owned and were entitled to vote 7,779,076 shares of ArcLight ordinary shares, representing approximately 20% of the shares of ArcLight ordinary shares outstanding on that date. ArcLight currently expects that the Sponsor and its directors and officers will vote their shares in favor of the Shareholder Proposals and, pursuant to the Sponsor Letter Agreement, the Sponsor and directors and officers have agreed to do so. As of the record date, OPAL Fuels did not beneficially hold any shares of ArcLight ordinary shares.

A majority of the voting power of the issued and outstanding ArcLight ordinary shares entitled to vote at the Special Meeting must be present, in person or virtually or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting.

Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. Approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. Approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. The approval of each of the Advisory Charter Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

Approval of the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal (if necessary) each requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, subject to the terms of the Business Combination Agreement. The Business Combination is not conditioned on the Advisory Charter Proposals, the Equity Incentive Plan Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other Shareholder Proposals (except the Adjournment Proposal) will not be presented to the shareholders for a vote.

Recommendation of ArcLight’s Board (page 155)

The ArcLight Board has unanimously determined that the Business Combination Proposal is in the best interests of ArcLight and its shareholders, has unanimously approved the Business Combination Proposal, and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” each of the Advisory Charter Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting.

ArcLight’s Boards’ Reasons for Approval of the Business Combination (page 119)

ArcLight was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The ArcLight Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the ArcLight Board and management to identify, acquire and operate one or more businesses. The members of the ArcLight Board and management have extensive transactional experience, particularly in the energy infrastructure industry.

As described under “The Background of the Business Combination,” the ArcLight Board, in evaluating the Business Combination, consulted with ArcLight’s management and legal advisors. In reaching its unanimous decision to approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, the ArcLight Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the proposed combination, the ArcLight Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The ArcLight Board contemplated its decision in the context of all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of ArcLight’s reasons for approving the combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In approving the combination, the ArcLight Board decided not to obtain a fairness opinion. The officers and directors of ArcLight have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience of their representatives, enabled them to make the necessary analyses and determinations regarding the Business Combination.

The ArcLight Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following: OPAL Fuels’ demonstrable contributions toward global sustainability and decarbonization through greenhouse gas reduction, the experience of the management team and their proven ability to execute strategic initiatives in the RNG market, the scale and growth potential of its RNG platform, the prudent financial management of the business, Fortistar’s commitment to the business as demonstrated by rolling 100% of their current equity position following the Business Combination, the established current margins of the business and future ability of OPAL Fuels’ management team to improve the economics of the business over time, and more generally the large and growing market for RNG in the transportation segment and, more broadly, across the energy complex. Additionally, the ArcLight Board took into consideration the following factors or made the following determinations, as applicable, among others:

•        Meets the acquisition criteria that ArcLight had established to evaluate prospective business combination targets;

•        Experienced management team;

•        Potential for significant growth underpinned by pipeline of Biogas Conversion Projects either under construction or substantially under OPAL Fuels’ control;

•        Evidence of continued adoption of RNG and CNG as a transportation fuel in medium and heavy-duty trucking;

•        Attractive RNG market with substantial regulatory support;

•        Valuation supported by financial analysis and due diligence;

•        Multiple avenues to accelerate organic growth opportunities;

•        Significant value creation and organic growth opportunities;

•        OPAL Fuels’ post-closing financial condition;

•        Historic successes of mature renewable natural gas business and resulting strong competitive positioning;

•        Strong commitment of existing OPAL Fuels equity holders.

The ArcLight Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Business Combination including, but not limited to, the following: redemptions, complexities related to the shareholder vote, litigation and threats of litigation and broader macro risks, including OPAL Fuels’ reliance on manufacturers of membrane, compressors and other equipment necessary to build RNG conversion and dispensing facilities, reliance on truck fleet operators to purchase vehicles that use RNG, continued support for environmental, health and safety (“EHS”) laws and regulatory regimes applicable to various constituents in the RNG industry, developments in tax and other governmental incentives applicable to the RNG industry, and price fluctuations in environmental commodities. Additionally, the ArcLight Board considered the following issues and risks, among others:

•        Risk that the benefits described above may not be achieved;

•        Risk of the liquidation of ArcLight;

•        ArcLight’s exclusivity obligations to OPAL Fuels, including its obligation not to pursue alternative business combination transactions;

•        Risks regarding the shareholder vote;

•        Limitations of review;

•        Closing conditions;

•        Fees and expenses;

•        Public company readiness of OPAL Fuels’ management team;

•        Potential litigation;

•        Potential impacts of COVID-19; and

•        Other risk factors.

In addition to considering the factors described above, the ArcLight Board also considered that some officers and directors of ArcLight might have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of ArcLight’s stockholders. ArcLight’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the ArcLight Board, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

The ArcLight Board concluded that the potential benefits that it expected ArcLight and its shareholders to achieve as a result of the Business Combination outweighed the negative factors associated with the Business Combination. Accordingly, the ArcLight Board unanimously determined that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, ArcLight and its shareholders.

For more information about the ArcLight Board’s decision-making process concerning the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of ArcLight Directors and Officers in the Business Combination.”

Satisfaction of 80% Test (page 161)

It is a requirement under the Existing Organizational Documents that the business or assets acquired in its initial business combination have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such business combination. In addition, the rules of Nasdaq require that ArcLight’s initial business combination be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). As of December 2, 2021, the date of the execution of the definitive agreement for the proposed Business Combination, the balance of the Trust Account was approximately $300,280,781 (excluding taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately $240,225,000. In reaching its conclusion that the proposed Business Combination meets the 80% asset test, our Board used as a fair market value the enterprise value of approximately $1.75 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the definitive agreement for the proposed Business Combination. The enterprise value consists of an implied equity value for OPAL Fuels (prior to the proposed Business Combination) of approximately $1,501,870,000, less all principal and accrued interest outstanding immediately after the Closing pursuant to the Ares Note. In determining whether the enterprise value described above represents the fair market value of the OPAL Fuels Business, the ArcLight Board considered all of the factors described in the section of the proxy statement/prospectus captioned “ArcLight’s Boards’ Reasons for Approval of the Business Combination” and the fact that the purchase price for this business was the result of an arm’s length negotiation. As a result, the ArcLight Board concluded that the fair market value of New OPAL was significantly in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

Conditions to Closing (page 126)

The Closing is subject to certain conditions, including, but not limited to: (i) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Business Combination Agreement being in effect, (ii) the effectiveness of this proxy statement/prospectus in accordance with the provisions of the Securities Act, (iii) the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby by OPAL HoldCo will have been obtained, (iv) the Aggregate Transaction Proceeds (as defined in the Business Combination Agreement) being equal to or greater than $225,000,000, and ArcLight having made appropriate arrangements for the funds in the Trust Account to be released from the Trust Account upon the Closing, (v) the sum of all Unpaid ACT Expenses (as defined in the Business Combination Agreement) and all Unpaid ACT Liabilities (as defined in the Business Combination Agreement) not exceeding $30,000,000, (vi) the conditional approval by Nasdaq of ArcLight’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement, (vii) after giving effect to the transactions contemplated by the Business Combination Agreement (including after giving effect to the PIPE Financing (as defined in the Business Combination Agreement) and after giving effect to the ACT Shareholder Redemption (as defined in the Business Combination Agreement)), ArcLight having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing, (viii) since the date of the Business Combination Agreement, no Company Material Adverse Effect (as defined in the Business Combination Agreement) or ACT Material Adverse Effect (as defined in the Business Combination Agreement) having occurred that is continuing, (ix) as of the Closing, each of the Ancillary

Documents (as defined in the Business Combination Agreement) being in full force and effect and not having been rescinded by any of the parties thereto, (x) the Domestication (as defined in the Business Combination Agreement) having been consummated on the Closing Date prior to the Closing in accordance with the Business Combination Agreement and a time-stamped copy of the Certificate of Domestication issued by the Secretary of State of the State of Delaware in relation thereto having been delivered to OPAL Fuels and (xi) the Required ACT Shareholder Approval (as defined in the Business Combination Agreement) (other than the Equity Incentive Plan Proposal) having been obtained. To the extent permitted by applicable law, the conditions set forth in the Business Combination Agreement may be waived in writing by ArcLight, OPAL Fuels or all of the parties to the Business Combination Agreement (as applicable).

Termination (page 135)

The Business Combination Agreement may be terminated, and the transactions contemplated thereby may be abandoned at any time prior to the Closing:

•        by the mutual written consent of ArcLight and OPAL Fuels;

•        by ArcLight, if any of the representations or warranties made by OPAL Fuels in the Business Combination Agreement are not true and correct or if OPAL Fuels fails to perform any covenant or agreement on the part of OPAL Fuels set forth in the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of ArcLight could not be satisfied and the breach (or breaches) causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty days after written notice thereof is delivered to OPAL Fuels by ArcLight and (ii) 11:59 P.M. (pacific time) August 29, 2022 (the “Termination Date”); provided, however, that ArcLight is not then in breach of the Business Combination Agreement so as to prevent certain conditions to the obligations of OPAL Fuels from being satisfied;

•        by OPAL Fuels, if any of the representations or warranties made by ArcLight in the Business Combination Agreement are not true and correct or if ArcLight fails to perform any covenant or agreement on the part of ArcLight set forth in the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of OPAL Fuels could not be satisfied and the breach (or breaches) causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty days after written notice thereof is delivered to ArcLight by OPAL Fuels, and (ii) the Termination Date; provided, however, that OPAL Fuels is not then in breach of the Business Combination Agreement so as to prevent certain conditions to the obligations of ArcLight from being satisfied;

•        by either ArcLight or OPAL Fuels, subject to certain customary exceptions, if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to the Termination Date; or

•        by either ArcLight or OPAL Fuels, if (i) any governmental entity of competent jurisdiction has issued an order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Business Combination Agreement and such order has become final and nonappealable, or if any law or regulation has been adopted that permanently makes the consummation of the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibited, or (ii) the ACT Shareholders Meeting (as defined in the Business Combination Agreement) has been held (including following any adjournment thereof), has concluded, ArcLight’s shareholders have duly voted and the Required ACT Shareholder Approval (as defined in the Business Combination Agreement) was not obtained.

Redemption Rights (page 157)

Pursuant to the Existing Organizational Documents, a Public Shareholder may request that ArcLight redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

i.    (a) hold Public Shares or (b) if you hold Public Shares through units, you elect to separate your units into the underlying Public Shares and ArcLight Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

ii.      submit a written request to CST, ArcLight’s transfer agent, in which you (i) request that ArcLight redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

iii.     deliver your Public Shares to CST, ArcLight’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to,            Time, on            , 2022 (two business days before the Special Meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying Public Shares and ArcLight Public Warrants prior to exercising redemption rights with respect to the Public Shares. Public holders that hold their units in an account at a brokerage firm or bank, must notify their broker or bank that they elect to separate the units into the underlying Public Shares and ArcLight Public Warrants, or if a holder holds units registered in its own name, the holder must contact CST, ArcLight’s transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to CST, ArcLight’s transfer agent, in order to validly redeem its shares. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to CST, ArcLight’s transfer agent, New OPAL will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the vote at the Special Meeting. For illustrative purposes, this would have amounted to approximately $10.00 per issued and outstanding public share, based on 31,116,305 shares subject to possible redemption as of November 5, 2021. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The redemption takes place following the Domestication and accordingly it is shares of New OPAL Class A Common Stock that will be redeemed immediately after consummation of the Business Combination. See “The Special Meeting of ArcLight — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each executive officer and director of ArcLight have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ArcLight ordinary shares in favor of the proposals being presented at the Special Meeting and waive their anti-dilution rights with respect to their ArcLight Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the proxy statement/prospectus, the Sponsor and each executive officer and director of ArcLight own 20% of the issued and outstanding ArcLight ordinary shares. See “Certain Relationships and Related Party Transactions — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

Holders of the ArcLight Warrants will not have redemption rights with respect to the ArcLight Warrants.

Appraisal Rights (page 304)

ArcLight’s shareholders will not have appraisal rights under Cayman Islands law or otherwise in connection with the Business Combination Proposal or the other Shareholder Proposals.

Proxy Solicitation (page 158)

Proxies may be solicited by mail, telephone or in person. ArcLight has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting of ArcLight — Revoking Your Proxy.”

Interests of ArcLight Directors and Officers in the Business Combination (page 161)

When you consider the recommendation of the ArcLight Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and each executive officer and director of ArcLight, have interests in such proposal that are different from, or in addition to, those of Public Shareholders and ArcLight Public Warrant holders generally. These interests include, among other things, the interests listed below:

•        the fact that the Initial Shareholders have agreed not to redeem any ArcLight ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•        the fact that the Sponsor paid an aggregate of $25,000 for 7,187,500 ArcLight Class B ordinary shares and effected a share capitalization resulting in an aggregate of 7,906,250 ArcLight Class B ordinary shares issued and outstanding. 127,174 ArcLight Class B ordinary shares were forfeited by the Sponsor upon the expiration of the over-allotment option. As of March 31, 2022, there were 7,779,076 ArcLight Class B ordinary shares currently owned by the Initial Shareholders. The 7,779,076 shares of New OPAL Class A Common Stock that the Initial Shareholders will hold following the Business Combination (including 763,907 of such shares subject to forfeiture), if unrestricted and freely tradable, and in the case of the shares held by the Sponsor, assuming all vesting conditions of the Sponsor Earnout Shares are satisfied, would have had an aggregate market value of $77,012,852 based upon the closing price of $9.90 per ArcLight Class A ordinary share on the Nasdaq on May 26, 2022, the most recent closing price;

•        the fact that Sponsor paid $9,223,261 for its ArcLight Private Placement Warrants, which, if unrestricted and freely tradable, would have had an aggregate market value of $13,373,728 based upon the closing price of $1.45 per ArcLight Public Warrant (although holders of the private placement warrants have certain rights that differ from the rights of holders of the ArcLight Public Warrants) on Nasdaq on May 26, 2022, the most recent closing price, and the fact that the ArcLight Private Placement Warrants would be worthless if a business combination is not consummated by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents);

•        the fact that an affiliate of ArcLight have agreed to purchase 2,000,000 shares of New OPAL Class A Common Stock at $10.00 per share in the PIPE Investment on the same terms and conditions as the other PIPE Investors;

•        the fact that the Initial Shareholders and certain of ArcLight’s current officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ArcLight ordinary shares (other than Public Shares) held by them if ArcLight fails to complete an initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents);

•        the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its Affiliates to ArcLight in an aggregate amount of up to $1,500,000 may be converted into warrants to purchase ArcLight Class A ordinary shares in connection with the consummation of the Business Combination. As of the date of this proxy statement/prospectus, there are no amounts outstanding under any such loans;

•        the continued indemnification of ArcLight’s directors and officers and the continuation of ArcLight’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•        the fact that the Sponsor (including its representatives and affiliates) and ArcLight’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to ArcLight. Moreover, certain of ArcLight’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. ArcLight’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to ArcLight, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in ArcLight’s favor and such potential business opportunities may be presented to other entities prior to their presentation to ArcLight, subject to applicable fiduciary duties under the Cayman Islands Companies Act. ArcLight’s amended and restated memorandum and articles of association provide that Arclight renounces its interest in any corporate opportunity offered to any director or officer of ArcLight;

•        the fact that, following the Business Combination, the Sponsor can earn a positive rate of return on their investment, even if other shareholders of ArcLight experience a negative rate of return on their investment;

•        the fact that the Sponsor and ArcLight’s officers and directors will lose their entire investment in ArcLight and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents);

•        the fact that if the Trust Account is liquidated, including in the event ArcLight is unable to complete an initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), the Sponsor has agreed to indemnify ArcLight to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which ArcLight has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ArcLight, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the fact that ArcLight may be entitled to distribute or pay over funds held by ArcLight outside the Trust Account to the Sponsor or any of its Affiliates prior to the Closing; and

•        the fact that the Initial Shareholders entered into the Sponsor Letter Agreement pursuant to which the original lock-up period to which our Sponsor and our directors and executive officers are subject was amended to remove such lock-up period, but only with respect to securities that are not held by the Sponsor.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, (i) vote all of their ArcLight ordinary shares in favor of the proposals being presented at the Special Meeting, (ii) waive their anti-dilution rights with respect to their ArcLight Class B ordinary shares in connection with the consummation of the Business Combination and (iii) be bound by certain transfer restrictions with respect to his, her or its shares in ArcLight prior to the Closing. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Initial Shareholders own 20% of the issued and outstanding ArcLight ordinary shares. See “Certain Relationships and Related Party Transactions — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, OPAL Fuels and/or their directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, OPAL Fuels and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Organizational Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter (ii) the Domestication Proposal is approved by the affirmative vote of at least a two-thirds majority of the votes cast by the holders of the issued ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter,

(iii) otherwise limit the number of Public Shares electing to redeem and (iv) New OPAL’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Investment.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation would not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Shareholder Proposals to be put to the Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The Sponsor and its affiliates are active investors across a number of different investment platforms, which ArcLight and the Sponsor believe improved the volume and quality of opportunities that were available to ArcLight. However, it also creates potential conflicts and the need to allocate investment opportunities across multiple investment vehicles. In order to provide the Sponsor with the flexibility to evaluate opportunities across these platforms, ArcLight’s Existing Organizational Documents provide that ArcLight renounces its interest in any business combination opportunity offered to any founder, director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of ArcLight and is an opportunity that ArcLight is able to complete on a reasonable basis. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives, including the fundraising needs of the target and the investment objectives of the investment vehicle. ArcLight is not aware of any such conflict or opportunity being presented to any founder, director or officer of ArcLight nor does it believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

The existence of financial and personal interests of one or more of ArcLight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ArcLight and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ArcLight’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Stock Exchange Listing

We expect to list the shares of New OPAL Class A Common Stock and New OPAL Public Warrants to purchase shares of New OPAL Class A Common Stock on the Nasdaq under the proposed symbols “OPL” and “OPL.WS,” respectively.

Sources and Uses of Funds

The following tables summarize the sources and uses for funding the Business Combination, assuming (i) none of ArcLight’s outstanding Public Shares are redeemed in connection with the Business Combination (“Assuming No Redemptions”) and (ii) a total of 29,058,108 shares of ArcLight’s outstanding Public Shares are redeemed in connection with the Business Combination (“Assuming Maximum Redemptions”).

Assuming No Redemptions

Source of Funds(1) (in thousands)		Uses(1) (in thousands)
Existing Cash held in Trust Account(2)	$311,759	Transaction Fees and Expenses(3)	$6,984
PIPE Financing(4)	110,806
NextEra Subscription(5)	100,000	Remaining Cash on Balance Sheet	515,581
Total Sources	$522,565	Total Uses	$522,565

____________

(1)      Totals might be affected by rounding.

(2)      As of March 31, 2022.

(3)      Represents estimated transaction fees and expenses expected to be incurred by ArcLight for advisory, legal and other fees, and excludes OPAL Fuels’ transaction fees and expenses since such fees and expenses are expected to be paid by OPAL Fuels using its pre-closing available funds.

(4)      Assumes an aggregate 11,080,600 shares of Class A Common Stock are issued to the PIPE Investors.

(5)      As of May 31, 2022, OPAL Fuels issued 750,000 Series A Preferred Units to NextEra for total proceeds of $75,000 thousand.

Assuming Maximum Redemptions

Source of Funds(1) (in thousands)		Uses(1) (in thousands)
Existing Cash held in Trust Account(2)	$311,759	Remaining Cash on Balance Sheet	225,000
PIPE Financing(5)	110,806	Transaction Fees and Expenses(4)	6,984
NextEra Subscription(6)	100,000
		ArcLight public redemption(3)	290,581
Total Sources	$522,565	Total Uses	$522,565

____________

(1)      Totals might be affected by rounding.

(2)      As of March 31, 2022.

(3)      Based on 29,058,108 shares subject to possible redemption, which assumes the maximum number of ArcLight Class A ordinary shares that can be redeemed are redeemed, while still satisfying the Aggregate Transaction Proceeds condition.

(4)      Represents estimated transaction fees and expenses expected to be incurred by ArcLight for advisory, legal and other fees, and excludes OPAL Fuels’ transaction fees and expenses since such fees and expenses are expected to be paid by OPAL Fuels using its pre-closing available funds.

(5)      Assumes an aggregate 11,080,600 shares of Class A Common Stock are issued to the PIPE Investors.

(6)      As of May 31, 2022, OPAL Fuels issued 750,000 Series A Preferred Units to NextEra for total proceeds of $75,000 thousand.

Accounting Treatment of the Business Combination (page 212)

The Business Combination is a common control transaction that will be accounted for similar to a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. OPAL HoldCo held a controlling financial interest in OPAL Fuels prior to the closing date. At transaction close, OPAL HoldCo will obtain a controlling financial interest in New OPAL and indirectly retain control over OPAL Fuels through New OPAL. OPAL HoldCo does not relinquish a control over OPAL Fuels during the transaction, instead it affected a transfer of a controlled subsidiary (i.e., OPAL Fuels) to a newly-controlled subsidiary (i.e., New OPAL) in exchange for issuing Class A common units of OPAL Fuels for the net assets of New OPAL. As there is no change in control, OPAL Fuels has been determined to be the accounting acquirer. Under this method of accounting, ArcLight will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the transaction will be treated as the equivalent of OPAL Fuels issuing stock for the net assets of ArcLight, accompanied by a recapitalization. The net assets of ArcLight will be stated at historical cost, with no goodwill or other intangible assets recorded.

Comparison of Corporate Governance and Shareholder Rights (page 167)

Following the consummation of the Business Combination, the rights of ArcLight shareholders who become New OPAL stockholders in the Business Combination will no longer be governed by the Existing Organizational Documents and instead will be governed by the Proposed Charter and the Proposed Bylaws of New OPAL. See “Proposal No. 2 — The Domestication Proposal — Comparison of Corporate Governance and Shareholders” beginning on page 167.

Recent Developments

On May 13, 2022, each of BofA Securities, Inc. (“BofA”), Credit Suisse Securities (USA) LLC (“CS”) and Citigroup Global Markets Inc. (“Citi”) delivered to ArcLight and OPAL Fuels notices of resignation of their roles as placement agents in connection with the PIPE Investment to ArcLight and, with respect to BofA and CS, their roles as financial advisors to OPAL Fuels in connection with the Business Combination and, with respect to Citi, its role as financial advisor to ArcLight in connection with the Business Combination. On May 14, 2022, Barclays Capital Inc. (“Barclays” together with BofA, CS and Citi, the “Advisors”) delivered to ArcLight and OPAL Fuels a notice of resignation of its role as placement agent in connection with the PIPE Investment to ArcLight. Each of the Advisors waived all right to fees under their respective placement agent and financial advisory agreements with ArcLight and OPAL Fuels. In addition, each of Barclays and Citi terminated, and waived any right to received deferred underwriting commissions pursuant to, the Underwriting Agreement, dated March 22, 2021, among Barclays, Citi and ArcLight (the “Underwriting Agreement”), which agreement related to ArcLight’s initial public offering. The aggregate amount of fees and underwriting commissions waived by the Advisors is approximately $24.9 million. Please see “Unaudited Pro Forma Combined Financial Information” for further information and the estimated transaction fees and expenses required to be paid in connection with the Business Combination. ArcLight continues to have customary obligations with respect to use of information and indemnification under the placement agreement agreements with the Advisors, the financial advisory agreement with Citi and the Underwriting Agreement with Barclays and Citi and OPAL Fuels continues to have customary obligations with respect to use of information and indemnification pursuant to the financial advisory agreements with BofA and CS. However, ArcLight and OPAL Fuels are not party to any agreements that would require the payment of any fees or underwriting commissions to, or require the reimbursement of any expenses of (other than de minimis expenses of legal counsel to the Advisors), the Advisors with respect to the Business Combination or any other transactions described herein. In addition, each of the Advisors have delivered notices of resignation to the Securities and Exchange Commission pursuant to Section 11(b)(1) under the Securities Act. There is not currently any dispute between any of ArcLight, OPAL Fuels or the Advisors with respect to the resignations described above.

At no time prior to or after their resignation did any of the Advisors indicate that they had any specific concerns with the Business Combination and the Advisors did not advise ArcLight or OPAL Fuels that they were in disagreement with the contents of this prospectus/proxy statement or the registration statement of which it forms a part. The Advisors did not prepare or provide any of the disclosure in this prospectus/proxy statement or any analysis underlying such disclosure or any other materials or work product that have been provided to ArcLight’s shareholders or the PIPE Investors. However, with all other members of the transaction working group, the Advisors did receive drafts of this prospectus/proxy statement prepared by ArcLight and OPAL Fuels and provided limited comments in the ordinary course. Additionally, in verbal conversations we have engaged in with the Advisors subsequent to their resignation, we have been advised by the Advisors that, given that they are no longer engaged in any capacity by ArcLight or OPAL Fuels, they do not intend to review any disclosures in this proxy statement/prospectus pertaining to their roles and resignation. We provided such disclosures to the Advisors and requested confirmation that they agree with the disclosures. Following delivery of the disclosure to the Advisors, they have either stated that they do not intend to review the disclosure or have not responded to such request. There can be no assurances that Advisors agree with this disclosure and no inference can be drawn to this effect. Shareholders should not put any reliance on the fact that one or more of the Advisors were previously involved with any aspect of the transactions described in this prospectus/proxy statement.

Neither ArcLight nor OPAL Fuels relied on their respective financial advisors in the preparation and analysis of the materials, including projections, provided to the ArcLight Board for use as a component of its overall evaluation of OPAL Fuels. The ArcLight Board did not receive or rely upon any financial or valuation analyses conducted or prepared by any of the Advisors in making its determination that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, ArcLight and its shareholders. The services provided by the Advisors related to their financial advisory engagements consisted primarily in acting as intermediaries as necessary between the parties and coordinating logistical aspects of the transaction.

Each of the Advisors conducted usual and customary placement agent services in connection with the PIPE Investment, including logistical coordination on investor outreach, data room management and participation in the assembly of marketing materials; however, the PIPE Investment is not contingent upon any continued involvement of the Advisors in the transactions and each of the PIPE Investors has specifically disclaimed reliance on any statement, representation or warranty made by, among others, each of the Advisors in determining to participate in the PIPE investment.

In their role as financial advisors to OPAL Fuels, representatives of BofA and CS performed the following services: (i) facilitated outreach to potential business combination counterparties, including ArcLight, (ii) provided financial advice to OPAL Fuels in considering its strategic alternatives and (iii) participated in discussions and provided advice to OPAL Fuels as to the structuring and terms of the Business Combination. Additionally, in connection with the Business Combination, representatives of BofA and CS, with respect to OPAL Fuels, and Citi, with respect to ArcLight, in their roles as financial advisors, helped to facilitate the overall transaction execution process through (i) the convening of meetings and telephone and video conferences that were attended by representatives of ArcLight, OPAL Fuels and their respective advisors and (ii) organizing and processing publicly available market data with respect to sector-specific comparable companies.

Please see “The Business Combination Agreement — The Background of the Business Combination Agreement” for further details as to the involvement of the Advisors in the Business Combination and the PIPE Investment.

The services provided by the Advisors under the placement agent and financial advisory agreements were substantially complete at the time of their resignations. The services provided by Barclays and Citi under the Underwriting Agreement were completed at the time of the closing of ArcLight’s initial public offering. ArcLight and OPAL Fuels did not consider engaging and do not intend to engage additional financial advisors. The availability of the PIPE Investment and any contemplated post transaction financing arrangements (including the OPAL term loan, under which affiliates of each of BofA, CS, Citi and Barclays are lenders) are not impacted by the resignations of the Advisors.

The resignation of the Advisors and the waiver of fees for services that have already been rendered is unusual. ArcLight shareholders may be more likely to elect to redeem their shares as a result of such resignations and as a result, ArcLight may not have sufficient funds to meet the Minimum Cash Proceeds condition under the Business Combination Agreement.

ArcLight shareholders may believe that when financial institutions, such as the Advisors, are named in a proxy statement/prospectus, the involvement of such institutions typically presumes a level of due diligence and independent analysis on the part of such financial institution and that the naming of such financial institutions generally means that a financial institution has done a level of due diligence ordinarily associated with a professional engagement. The resignation letters of each of the Advisors with respect to their engagements with ArcLight and OPAL Fuels and the notices of resignation to the Securities and Exchange Commission pursuant to Section 11(b)(1) under the Securities Act, each stated that the Advisors are not responsible for any part of this proxy statement/prospectus. While the Advisors did not provide any additional detail in their resignation letters either to ArcLight and OPAL Fuels or to the Securities and Exchange Commission, such resignation may be an indication by such Advisors that such firms do not want to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction. However, neither OPAL Fuels nor ArcLight will speculate about the reasons why the Advisors withdrew from their roles as placement agents, financial advisors and underwriters, as the case may be, in connection with the Business Combination and forfeited their fees after doing substantially all the work to earn their fees. Accordingly, shareholders should not place any reliance on the fact that the Advisors have been previously involved with this transaction.

In addition, we note that unaffiliated investors are subject to certain material risks as a result of OPAL Fuels going public through a merger rather than through a traditional underwritten offering. See “Risk Factors — Risks Related to the Business Combination and ArcLight — There are material risks to unaffiliated investors presented by taking OPAL Fuels public through a merger rather than through an underwritten offering” on page 93.

Summary of Risk Factors (page 53)

The transactions described in this proxy statement/prospectus involve various risks, and you should carefully read and consider the factors discussed under “Risk Factors.” The following is a summary of some of these risks.

Risks Related to OPAL Fuels’ Business

•        We are dependent on contractual arrangements with, and the cooperation of, owners and operators of biogas project sites where our Biogas Conversion Projects are located for the underlying biogas rights granted to us in connection with our Biogas Conversion Projects and for access to and operations on the biogas project sites where we utilize those underlying biogas rights.

•        For the US transportation fuel market, we are dependent on the production of vehicles and engines capable of running on natural gas and we have no control over these vehicle and engine manufacturers. We are also dependent on the willingness of owners of truck fleets to adopt natural gas powered vehicles and to contract with OPAL Fuels for the provision of CNG to said fleets.

•        Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in developing, constructing and operating our Biogas Conversion Projects and Fueling Stations, which could damage our reputation, adversely affect our partner relationships or adversely affect our growth.

•        Our operations are subject to numerous stringent EHS laws and regulations that may expose us to significant costs and liabilities. From time to time, we have been issued notices of violations from government entities that our operations have failed to comply with such laws and regulations, particularly in regards to the operation of our landfill gas electric generating facilities. Failure to comply with such laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations.

•        Existing, and future changes to, federal, state and local regulations and policies, including permitting requirements applicable to us, and enactment of new regulations and policies, may present technical, regulatory and economic barriers to the generation, purchase and use of Renewable Power and RNG, and may adversely affect the market for the associated Environmental Attributes. A failure on our part to comply with any laws, regulations or rules, applicable to us may adversely affect the Combined Company’s business, investments and results of operations.

•        The financial performance of our business depends upon tax and other government incentives for the generation of RNG and Renewable Power, any of which could change at any time and such changes may negatively impact our growth strategy.

•        We are subject to risks associated with litigation or administrative proceedings that could materially impact our operations, including proceedings in the future related to our projects we subsequently acquire.

•        The volatility in oil, gasoline, diesel, natural gas, RNG, and Environmental Attribute prices could adversely affect our business.

•        We currently use, and may continue in the future to use, forward-sale and hedging arrangements, to mitigate certain risks, but the use of such arrangements could have a material adverse effect on our results of operations.

•        Our contracts with government entities may be subject to unique risks, including possible termination of or reduction in the governmental programs under which we operate, instances in which our contract provisions allow the government entity to terminate, amend or change terms at their convenience, and competitive bidding processes for the award of contracts.

•        In accordance with applicable FASB standards, management has concluded there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of OPAL Fuels to continue as a going concern without the implementation of various mitigation steps identified by management of OPAL Fuels, including consummation of the Business Combination.

•        Liabilities and costs associated with hazardous materials and contamination and other environmental conditions may require us to conduct investigations or remediation at the properties underlying our projects, may adversely impact the value of our projects or the underlying properties, and may expose us to liabilities to third parties.

•        We have a history of accounting losses and may incur additional losses in the future.

•        We operate a capital-intensive business and are pursuing a business plan requiring significant access to capital. We may fail to get access to said capital in a timely manner or obtain capital at unfavorable terms.

•        Some relationships with our counterparties and suppliers may experience disruptions in connection with the Business Combination, which may limit the Combined Company’s business.

•        OPAL’s operations may be restricted during the pendency of the Business Combination pursuant to the terms of the Business Combination Agreement.

•        The Combined Company’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it following consummation of the Business Combination could have a material adverse effect on its business.

Risks Related to the Business Combination and ArcLight

•        Pre-existing relationships between participants in the Business Combination and the related transactions or their Affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination.

•        If the Business Combination is consummated, ArcLight’s shareholders will experience dilution.

•        ArcLight has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to ArcLight from a financial point of view.

•        The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Combined Financial Information” may not be representative of New OPAL’s results if the Business Combination is completed.

•        Past performance by our management team (including with respect to ACTC I), ArcLight or their respective Affiliates may not be indicative of future performance of an investment in us.

•        We have identified a material weakness in our internal control over financial reporting as of November 24, 2021. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

•        There are material risks to unaffiliated investors presented by taking OPAL Fuels public through a merger rather than through an underwritten offering.

•        New OPAL’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause New OPAL to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

•        Our Initial Shareholders, our directors, executive officers, advisors and their Affiliates may elect to purchase Public Shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our ArcLight Class A ordinary shares.

•        We are subject to and New OPAL will be subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both ArcLight’s costs and the risk of noncompliance and will increase both New OPAL’s costs and the risk of non-compliance.

•        We may redeem unexpired ArcLight Public Warrants prior to their exercise at a time that is disadvantageous to holders of Arclight Public Warrants, thereby making such warrants worthless.

•        OPAL Fuels’ current majority stockholder is expected to have control over all stockholder decisions of New OPAL because it will control a substantial majority of New OPAL’s voting power through “high vote” voting stock. Such majority stockholder, and the persons controlling such majority stockholder may have potential conflicts of interest in connection with existing or proposed business relationships and decisions impacting the Combined Company and, even in situations where it does not have a conflict of interest, its interests in such matters may be different than the other stockholders.

•        The existence of a family relationship between Mr. Mark Comora and Mr. Adam Comora may result in a conflict of interest on the part of such persons between what he, in his capacity as Chairman or Co-Chief Executive Officer, respectively, may believe is in the best interests of New OPAL and its shareholders in connection with a decision to be made by New OPAL through its board, standing committees thereof, and management and what he may believe is best for himself or his family members in connection with the same decision.

•        New OPAL’s only material assets following consummation of the Business Combination will be its direct interests in OPAL Fuels, and New OPAL is accordingly dependent upon distributions from OPAL Fuels to pay dividends and taxes and other expenses.

•        In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits that New OPAL realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of ArcLight’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of ArcLight’s IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

SELECTED HISTORICAL FINANCIAL INFORMATION OF ARCLIGHT

The selected historical statements of operations data of ArcLight for the three months ended March 31, 2022, and ArcLight’s balance sheet as of March 31, 2022 are derived from ArcLight’s unaudited financial statements contained in its Quarterly Report on Form 10-Q for the three months ended March 31, 2022 filed with the SEC and included elsewhere in this proxy statement/prospectus. The selected historical statements of operations data of ArcLight for the period from January 13, 2021 (date of inception) to December 31, 2021 and the balance sheet data as of December 31, 2021 are derived from ArcLight’s audited financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC and included elsewhere in this proxy statement/prospectus. In ArcLight’s management’s opinion, the financial statements include all adjustments necessary to state fairly ArcLight’s financial position as of March 31, 2022 and December 31, 2021 and the results of operations for the three months ended March 31, 2022 and for the period from January 13, 2021 (date of inception) to December 31, 2021.

ArcLight’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the selected historical financial data set forth below together with ArcLight’s financial statements and the accompanying notes included elsewhere in this proxy statement/prospectus, the information in the section entitled “ArcLight’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information contained elsewhere in this proxy statement/prospectus.

ArcLight is providing the following selected historical consolidated financial information to assist you in your analysis of the financial aspects of the Business Combination.

Statement of Operations Data	For the Three Months March 31, 2022	From January 13, 2021 (inception) through December 31, 2021
General and administrative expenses	$1,391,007	$4,944,523
Loss from operations	(1,391,007)	(4,944,523)
Other income (expense)
Change in fair value of derivative warrant liabilities	5,251,820	(10,799,940)
Financing costs – warrant liabilities	—	(462,620)
Net gain on investments held in Trust Account	24,553	12,421
Total other income (expense)	5,276,373	(11,250,139)
Net income (loss)	$3,885,366	$(16,194,662)
Weighted average shares outstanding of Class A ordinary shares (subject to possible redemption), basic and diluted	31,116,305	25,360,688
Basic and diluted Net income (loss) per ordinary share	$0.10	$(0.49)
Weighted average shares outstanding of Class B ordinary shares (non-redeemable), basic and diluted	7,779,076	7,611,848
Basic and diluted Net income (loss) per ordinary share	$0.10	$(0.49)
Balance Sheet Data	As of March 31, 2022	As of December 31, 2021
Investments held in Trust Account	$311,200,024	$311,175,471
Total assets	312,498,020	312,848,614
Total liabilities	36,530,155	40,766,115
ArcLight Class A ordinary shares subject to possible redemption; 31,116,305 shares at redemption value of $10.00	311,163,050	311,163,050
Total shareholders’ deficit	$(35,195,185)	$(39,080,551)

SELECTED HISTORICAL CONSOLIDATED
FINANCIAL INFORMATION OF OPAL FUELS

The selected consolidated historical statements of operations and of cash flows data of OPAL Fuels for the years ended December 31, 2021, 2020 and 2019 and the historical consolidated balance sheet data as of December 31, 2021 and 2020 are derived from OPAL Fuels’ audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The selected condensed consolidated historical statements of operations and of cash flows data of OPAL Fuels for the three months ended March 31, 2022 and 2021 and the condensed consolidated historical balance sheet data as of March 31, 2022 are derived from OPAL Fuels’ unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. In OPAL Fuels’ management’s opinion, the consolidated historical financial statements include all adjustments necessary to state fairly OPAL Fuels’ financial position, results of operations and cash flows as of and for the periods presented herein.

OPAL Fuels’ historical results are not necessarily indicative of the results that may be expected in the future and OPAL Fuels’ results for the three months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2022 or any other period. You should read the following selected consolidated historical financial data together with the section titled “OPAL Fuels’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and OPAL Fuels’ audited consolidated and unaudited condensed consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

(In thousands of dollars except per unit data)	For the three months ended		Fiscal Years Ended
	March 31, 2022	March 31, 2021	December 31, 2021	December 31, 2020	December 31, 2019
				(Restated)(1)	(Restated)(1)
Consolidated Statements of Operations Data:
Revenues	$49,047	$24,223	$166,124	$117,706	$119,702
Less:
Cost of sales	35,874	18,392	115,065	90,168	90,972
Selling, general and administrative	10,855	4,925	29,380	20,474	17,795
Depreciation, amortization, and accretion	3,313	1,988	10,653	8,338	8,031
Impairment of assets	—	—	—	17,689	—
Gain on termination of PPA	—	—	—	(1,292)	—
Loss on sale/disposal of assets	—	—	—	165	(2,051)
Interest and financing expense, net	(3,051)	(1,314)	(7,467)	(6,655)	(8,026)
Realized and unrealized loss (gain) on interest rate swaps, net	236	50	99	(2,197)	(1,691)
Gain on equity method investment	—	—	19,818	—	—
Gain on deconsolidation of VIEs	—	—	15,025	—	—
Gain on PPP loan forgiveness	—	—	—	1,792	—
(Loss) income from equity method investments	(657)	1,831	2,268	(475)	(487)
Net (loss) income	(4,467)	(515)	40,769	(25,371)	(5,249)
Paid-in-kind preferred dividends	717	—	210	—	—
Net loss attributable to non-controlling interests	(242)	(88)	(804)	(13)	—
Net (loss) income attributable to OPAL Fuels LLC	$(4,942)	$(427)	$41,363	$(25,358)	$(5,249)
Weighted average units outstanding:
Basic(2)	1,000	986	987	986	986
Diluted(2)	1,000	986	987	986	986
Per unit amounts:
Basic	$(4,942)	$(433)	$41,908	$(25,718)	$(5,324)
Diluted	$(4,942)	$(433)	$41,908	$(25,718)	$(5,324)

(In thousands of dollars except per unit data)	For the three months ended		Fiscal Years Ended
	March 31, 2022	March 31, 2021	December 31, 2021	December 31, 2020	December 31, 2019
				(Restated)(1)	(Restated)(1)
Consolidated Statement of Cash Flows Data:
Net cash (used in) provided by operating activities	$(8,985)	$5,753	$18,856	$2,287	$4,338
Net cash used in investing activities	(22,509)	(12,956)	(117,204)	(22,179)	(29,848)
Net cash provided by financing activities	42,406	12,629	125,014	21,453	24,653
Net increase (decrease) in cash, cash equivalents and restricted cash	$10,912	$5,426	$26,666	$1,561	$(857)

____________

(1)      As described in Note 2, Restatement of Financials Statements to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 31, 2020 and 2019.

(2)      As described in Note 1, Description of Business to these consolidated financial statements, OPAL Fuels amended its limited liability company agreement on November 29, 2021 to convert its outstanding membership interests into 986 common units. The earnings per unit have been presented retrospectively for all periods presented.

(In thousands of dollars)	As of March 31,	As of December 31,
	2022	2021	2020
			(Restated)(1)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$50,216	$39,314	$12,823
Property, plant and equipment, net	194,990	169,770	79,492
Total assets	$424,800	$380,844	$169,458
Total Debt – current and non-current	$244,102	$229,103	$100,780
Total liabilities	303,865	285,887	138,999
Redeemable preferred units	55,927	30,210	—
Total members’ equity	65,008	64,747	30,459
Total liabilities, redeemable preferred units and members’ equity	$424,800	$380,844	$169,458

____________

(1)      As described in Note 2, Restatement of Financials Statements to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 31, 2020.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER
SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for ArcLight and OPAL Fuels and unaudited pro forma condensed combined per share information after giving effect to the Business Combination, assuming two redemption scenarios as follows: (1) assuming no redemptions, and (2) assuming maximum redemptions. The no redemptions scenario assumes that no ArcLight shareholders elect to redeem their Class A ordinary shares for a pro rata portion of cash in the Trust Account, and therefore that the full amount held in the Trust Account as of Closing is available for the Business Combination. The maximum redemptions scenario assumes that ArcLight shareholders redeem the maximum number of their Class A ordinary shares for a pro rata portion of cash in the Trust Account. In both scenarios, the remaining amount of cash held by ArcLight is expected to be sufficient to satisfy the minimum cash condition of $225.0 million in the Business Combination Agreement.

The pro forma book value information reflects the Business Combination as if it had occurred on March 31, 2022. The weighted average shares outstanding and net earnings per share information for the three months ended March 31, 2022 and for the year ended December 31, 2021 reflect the Business Combination as if it had occurred on January 1, 2021.

This information is only a summary and should be read in conjunction with the historical financial statements of ArcLight and OPAL Fuels and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of ArcLight and OPAL Fuels is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined income (loss) per share information below does not purport to represent the income (loss) per share which would have occurred had the companies been combined during the periods presented, nor earnings or loss per share for any future date or period.

			Combined Pro Forma
	OPAL Fuels (Historical)	ArcLight (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the Three Months Ended March 31, 2022
Book value per share(1)	$58,324	$(4.52)	$1.86	$(0.08)
Weighted averages units outstanding – basic and diluted	1,000
Net loss per unit – basic and diluted	$(4,942)
Weighted average shares outstanding of Class A ordinary shares – basic and diluted		31,116,305
Net income per share of Class A ordinary shares – basic and diluted		$0.10
Weighted average shares outstanding of Class B ordinary shares – basic and diluted		7,779,076
Net income per share of Class B ordinary shares – basic and diluted		$0.10
Weighted average shares outstanding of New OPAL Class A common stock – basic and diluted			49,212,074	20,153,966
Net income (loss) per share of New OPAL Class A common stock – basic and diluted			$0.05	$(0.11)
As of and for the Year ended December 31, 2021
Weighted averages units outstanding – basic and diluted	987
Net income per unit – basic and diluted	$41,908
Weighted average shares outstanding of Class A ordinary shares – basic and diluted		25,360,688
Net loss per share of Class A ordinary shares – basic and diluted		$(0.49)
Weighted average shares outstanding of Class B ordinary shares – basic and diluted		7,611,848
Net loss per share of Class B ordinary shares – basic and diluted		$(0.49)
Weighted average shares outstanding of New OPAL Class A common stock – basic and diluted			49,212,074	20,153,966
Net loss per share of New OPAL Class A common stock – basic and diluted			$(0.15)	$(0.59)

____________

(1)      Book value per unit or share, as applicable, is calculated as total equity excluding preferred stock and shares subject to redemption divided by

•        Common units outstanding at March 31, 2022 for OPAL Fuels;

•        ArcLight Class A ordinary shares and ArcLight Class B ordinary shares outstanding at March 31, 2022 (excluding ArcLight Class A ordinary shares subject to redemption);

•        New OPAL Class A common stock outstanding at March 31, 2022 (excluding the Sponsor Earnout Shares subject to forfeiture) for the pro forma information.

(2)      New OPAL’s Class B and Class D common stock outstanding do not participate in earnings or losses and therefore are not participating securities. As such, a separate presentation of basic and diluted earnings per share of New OPAL’s Class B and Class D common stock under the two-class method has not been presented. In addition, the weighted average shares outstanding of New OPAL Class A common stock exclude 763,907 of New OPAL Class A common stock held directly by the Sponsor that are subject to forfeiture pursuant to the Sponsor Letter Agreement dated December 2, 2021.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

ArcLight

ArcLight’s units, ArcLight Class A ordinary shares and ArcLight Public Warrants are currently listed on the Nasdaq under the symbols “ACTDU,” “ACTD” and “ACTDW,” respectively.

The closing price of the units, ArcLight Class A ordinary shares and ArcLight Public Warrants on December 1, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $9.82, and $1.79, respectively. As of May 6, 2022, the record date for the Special Meeting, the most recent closing price of the units, Class A ordinary shares and ArcLight Public Warrants was $10.15, $9.91, and $1.73, respectively.

Holders of the units, Class A ordinary shares and ArcLight Public Warrants should obtain current market quotations for their securities. The market price of ArcLight’s securities could vary at any time before the Business Combination is consummated.

Holders

As of March 31, 2022, there was 1 holder of record of ArcLight’s units, 1 holder of record of ArcLight’s Class A ordinary shares, 5 holders of record of ArcLight’s Class B ordinary shares and 2 holders of record of ArcLight’s Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Public Shares and ArcLight Public Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

ArcLight has not paid any cash dividends on its ArcLight ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New OPAL’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New OPAL’s Board at such time. New OPAL’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing.

OPAL Fuels

Historical market price information for OPAL Fuels’ membership interests is not provided because there is no public market for any membership interest of OPAL Fuels.

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, the following risks have the potential to impact the business and operations of ArcLight and OPAL Fuels. These risk factors are not exhaustive and all investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of each of ArcLight and OPAL Fuels and the Business Combination. Unless otherwise indicated or the context otherwise requires, references in this “Risk Factors” section to the “Company,” “New OPAL,” “we,” “our,” “us” and other similar terms refer to OPAL Fuels Inc. and its consolidated subsidiaries (and each of their respective subsidiaries), after giving effect to the Business Combination.

Risks Related to Our Business Following the Business Combination

Unless the context otherwise suggests, all references to the “Company,” “New OPAL”, “OPAL,” “we,” “us,” “our” and other similar terms in this sub-section entitled “Risks Related to Our Business Following the Business Combination” refer to OPAL Fuels Inc. and its consolidated subsidiaries (and each of their respective subsidiaries), after giving effect to the Business Combination.

Risks Related to Our Third Party Relationships and Government Regulation of Our Business

We are dependent on contractual arrangements with, and the cooperation of, owners and operators of biogas project sites where our Biogas Conversion Projects are located for the underlying biogas rights granted to us in connection with our Biogas Conversion Projects and for access to and operations on the biogas project sites where we utilize those underlying biogas rights.

We do not own any of the landfill or livestock waste sites, which we sometimes refer to in this proxy statement/prospectus as “biogas project sites,” from which our Biogas Conversion Projects collect biogas or on which we operate and manage our Biogas Conversion Projects, and therefore we depend on contractual relationships with, and the cooperation of, the biogas conversion project site owners and operators for our operations. The invalidity of, or any default or termination under, any of our gas rights agreements, leases, easements, licenses and rights-of-way may interfere with our rights to the underlying biogas and our ability to use and operate all or a portion of certain of our Biogas Conversion Projects facilities, which may have an adverse impact on our business, financial condition and results of operations. We obtain biogas rights to utilize the biogas and the biogas project sites on which our projects operate under contractual arrangements, with the associated biogas rights generally being for fixed terms of 20 years (or more) and certain additional renewal options. The gas rights associated with our 29 projects in operation or under construction, 3 of which include Renewable Power projects that are in construction to be converted to RNG, are due to expire at varying points over the next 25 years. See “Information about OPAL Fuels — OPAL’s Projects.” In addition, the biogas rights are typically specific to the right to produce electricity generated from renewable sources (“Renewable Power”) or renewable natural gas (“RNG”); and accordingly, when we pursue conversion of a project from the production of Renewable Power to the production of RNG, which has been part of our strategy over recent periods, we must secure the associated biogas rights for the production of RNG. While we have generally been successful in renewing biogas rights and in securing the additional rights necessary in connection with conversion from production of Renewable Power to RNG on specific projects, we cannot guarantee that this success will continue in the future on commercial terms that are attractive to us or at all, and any failure to do so, or any other disruption in the relationship with any of the biogas conversion project site owners and operators from whose biogas project sites our Biogas Projects obtain biogas or for whom we operate biogas facilities, may have a material adverse effect on our business operations, financial condition and operational results.

In addition, the ownership interests in the land subject to these licenses, easements, leases and rights-of-way may be subject to mortgages securing loans or other liens (such as tax liens) and other easement, lease rights and rights-of-way of third parties (such as leases of mineral rights). As a result, certain of our Biogas Conversion Projects’ rights under these licenses, easements, leases or rights-of-way may be subject, and subordinate, to the rights of those third parties in certain instances. We may not be able to protect our operating projects against all risks of loss of our rights to use the land on which our Biogas Conversion Projects are located, and any such loss or curtailment of our rights to use the land on which our projects are located and any increase in rent due on such lands could adversely affect our business, financial condition and results of operations.

The owners and operators of biogas project sites generally make no warranties to us as to the quality or quantity of gas produced.

The biogas conversion project site owners and operators generally do not make any representation or warranty to us as to the quality or quantity of biogas produced at their sites. Accordingly, we may be affected by operational issues encountered by biogas conversion project site owners and operators in operating their facilities, such as, among other things: (i) their ability to perform in accordance with their commitments to third parties (other than us) under agreements and permits; (ii) transportation of source materials, (iii) herd health and labor issues at the dairy farms generating the manure to be processed at our digester facilities; (iv) gas collection issues at landfill projects such as broken pipes, ground water accumulation, inadequate landcover and labor issues, and (v) the particular character and mix of trash received, at the biogas conversion project site facilities. We cannot guarantee that our production will be free from operational risks, nor can we guarantee the production of a sufficient quantity and quality of biogas from the owners and operators of biogas conversion project sites. However, our facilities are engineered and designed to process varying levels of biogas quantities and varying levels of potential biogas impurities.

We from time to time face disputes or disagreements with owners and operators of biogas project sites which could materially impact our ability to continue to develop and/or operate an existing Biogas Conversion Project on its current basis, or at all, and could materially delay or eliminate our ability to identify and successfully secure the rights to construct and operate other future Biogas Conversion Projects.

The success of our business depends, in part, on maintaining good relationships with biogas conversion project site owners and operators. As a result, our business may be adversely affected if we are unable to maintain these relationships.

Our economic interests in biogas conversion project sites are not always aligned with the economic interests of the site owners and operators. We may disagree with owners and operators about a number of concerns, including, without limitation, the operations of the biogas project sites, easement and access rights, the renewal of gas and manure rights on favorable terms, and temporary shutdowns for routine maintenance or equipment upgrades. Biogas conversion project site owners and operators may make unilateral decisions beneficial to them to address business concerns. They may or may not consult with us, including in circumstances where they have a contractual obligation to do so, and unilateral decisions made by the biogas conversion project site owners and operators regarding the operations or management of their business could impact our ability to produce RNG or Renewable Power, and generate the associated Environmental Attributes. If we have a favorable relationship with site owners and operators, we may be able to mitigate certain risks if given the opportunity to provide input into the owners’ and operators’ decision-making process.

In addition, the financial condition of the biogas conversion project sites may be affected in large part by conditions and events that are beyond our control. Significant deteriorations in the financial condition of any biogas conversion project waste site could cause the biogas conversion project site owners and operators to unilaterally decide to shut down or reduce their landfill or livestock waste operations. Any such closure or reduction of operations at a waste site could impact our ability to produce RNG or Renewable Power, and generate the associated Environmental Attributes, and we may not have an opportunity to propose a solution to protect our infrastructure in any existing Biogas Conversion Project.

If we are unable to maintain good relationships with these site owners and operators, or if they take any actions that disrupt or halt production of RNG or Renewable Power, our business, growth strategy, financial condition and results of operations could be materially and adversely affected.

For the US transportation fuel market, we are dependent on the production of vehicles and engines capable of running on natural gas and we have no control over these vehicle and engine manufacturers. We are also dependent on the willingness of owners of truck fleets to adopt natural gas powered vehicles and to contract with OPAL Fuels for the provision of CNG to said fleets.

Vehicle and engine manufacturers control the development, production, quality assurance, cost and sales and marketing of their products, all of which shape the performance, availability and reputation of such vehicles in the marketplace. We are dependent on these vehicle and engine manufacturers to succeed in our target RNG fuel dispensing markets, and we have no influence or control over their activities.

These vehicle and engine manufacturers may decide not to expand or maintain, or may decide to discontinue or curtail, their product lines for a variety of reasons, including, without limitation, as a result of the adoption of governmental policies or programs such as the rules adopted by the California Air Resources Board on June 25, 2020 requiring the sale of zero-emission heavy-duty trucks (the “Advanced Clean Trucks Regulation”) and Executive Order N-79-20 issued by the Governor of the State of California in September 2020 (the “September 2020 Executive Order”). The supply of engines or vehicle product lines by these vehicle and engine manufacturers may also be disrupted due to delays, restrictions or other business impacts related to the COVID-19 pandemic and supply chain disruptions or crises. The limited production of engines and vehicles that run on natural gas increases their cost and limits availability, which restricts large-scale adoption, and may reduce resale value. These factors may also contribute to operator reluctance to convert their vehicles to be compatible with natural gas fuel.

Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in developing, constructing, bringing online and operating our Biogas Conversion Projects and Fueling Stations, which could damage our reputation, adversely affect our partner relationships or adversely affect our growth.

Our success depends on our ability to design, develop, construct, maintain and operate Biogas Conversion Projects and Fueling Stations in a timely manner, which depends in part on the ability of third parties to provide us with timely and reliable products and services. In developing and operating our Biogas Conversion Projects and Fueling Stations, we rely on products meeting our design specifications and components manufactured and supplied by third parties, and on services performed by our subcontractors. We also rely on subcontractors to perform some of the construction and installation work related to our Biogas Conversion Projects and Fueling Stations, and we sometimes need to engage subcontractors with whom we have no prior experience in connection with these matters.

If our subcontractors are unable to provide services that meet or exceed our counterparties’ expectations or satisfy our contractual commitments, our reputation, business and operating results could be harmed. In addition, if we are unable to avail ourselves of warranties and other contractual protections with our suppliers and service providers, we may incur liability to our counterparties or additional costs related to the affected products and services, which could adversely affect our business, financial condition and results of operations. Moreover, any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect our ability to timely bring a project online, the quality and performance of our Biogas Conversion Projects and Fueling Stations, and may require considerable expense to find replacement products and to maintain and repair these facilities. These circumstances could cause us to experience interruption in (i) our production and distribution of RNG and Renewable Power, (ii) generation of related Environmental Attributes, (iii) meeting our obligations to dispense RNG at Fueling Stations, and (iv) maintaining current relationships and attracting new relationships, in each case, potentially harming our brand, reputation and growth prospects.

Our operations are subject to numerous stringent EHS laws and regulations that may expose us to significant costs and liabilities. From time to time, we have been issued notices of violations from government entities that our operations have failed to comply with such laws and regulations, particularly in regards to the operation of our landfill gas electric generating facilities. Failure to comply with such laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations.

Our operations are subject to stringent and complex federal, state and local EHS laws and regulations, including those relating to (i) the release, emission or discharge of materials into the air, water and ground, (ii) the generation, storage, handling, use, transportation and disposal of hazardous materials and wastes, and (iii) the health and safety of our employees and other persons.

These laws and regulations impose numerous obligations applicable to our operations, including (i) the acquisition of permits before construction and operation of our Biogas Conversion Projects and Fueling Stations; (ii) the restriction of types, quantities and concentration of materials that can be released into the environment; (iii) the limitation or prohibition of our activities on certain lands lying within wilderness, wetlands and other protected areas; (iv) the application of specific health and safety criteria addressing worker protection; and (v) the imposition of substantial liabilities for pollution resulting from the operation of our Biogas Conversion Projects and Fueling Stations. In addition, construction and operating permits issued pursuant to environmental laws are necessary to operate our business. Such permits are obtained through applications that require considerable technical documentation and analysis, and sometimes require long time periods to obtain or review. Delays in obtaining or renewing such permits, or denial of such permits and renewals, are possible, and would have a negative effect on our financial performance and prospects for growth. These laws, regulations and permitting requirements can necessitate expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment.

Numerous government entities have the power to enforce difficult and costly compliance measures or corrective actions pursuant to these laws and regulations and the permits issued under them. We may be required to make significant capital and operating expenditures on an ongoing basis, or to perform remedial or other corrective actions in connection with our Biogas Conversion Projects and Fueling Stations, to comply with the requirements of these environmental laws and regulations or the terms and conditions of our permits. Failure to comply with these laws and regulations or the terms or conditions of our permits may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining or be unable to obtain required environmental regulatory permits, consents, waivers or approvals, which may delay or interrupt our operations and limit our growth and revenue.

For example, our Arbor Hills landfill gas facility in Northville, MI has entered into a Consent Decree, which was fully executed and submitted to the United States District Court for the Eastern District of Michigan on September 9, 2021, with the US Department of Justice, the EPA, Michigan Attorney General, Michigan Department of Environment, Great Lakes, and Energy and Michigan Department of Environmental Quality to resolve notices of violation relating to sulfur oxide emissions exceedances, failure to timely perform source testing and improper use of diesel fuel as an alternative to landfill gas for start-up combustion. The Company has agreed to pay total penalties of $750,000 and is required to install pollution control equipment to reduce emissions from the facility. See “Information about OPAL Fuels — Legal Proceedings — Arbor Hills Matter.” In addition, on July 30, 2021, Richmond Energy, a Company subsidiary, entered into a Consent Order with the Virginia Department of Environmental Quality (“VDEQ”) related to an October 31, 2019 notice of violation for a failed source test conducted by VDEQ, which identified exceedances in total sulfur, volatile organic compounds and sulfur dioxide emissions from the Old Dominion landfill gas facility in Henrico, VA. Pursuant to the Consent Order, Richmond Energy paid a $99,000 penalty and is required to modify the facilities permit to account for these emissions. The facility has been shut down since April 3, 2020 while the Richmond Energy modifies the facility’s permit, which will require the installation of a chiller treatment system at an estimated cost of $1.0 million. The facility is expected to be back online within the next six to twelve months.

Our operations inherently risk incurring significant environmental costs and liabilities due to the need to manage waste and emissions from our Biogas Conversion Projects and Fueling Stations. Spills or other releases of regulated substances, including spills and releases that may occur in the future, could expose us to material losses, expenditures and liabilities under applicable environmental laws, rules and regulations. Under certain of such laws, rules and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination, regardless of whether we were responsible for the release or contamination and even if our operations met previous standards in the industry at the time they were conducted. In connection with certain acquisitions of Biogas Conversion Projects and Fueling Stations, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. In addition, claims for damages to persons or property, including natural resources, may result from the EHS impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us.

Environmental laws, rules and regulations have changed rapidly in recent years and generally have become more stringent over time, and we expect this trend to continue. The most material of these changes relate to the control of air emissions from the combustion equipment and turbine engines we use to generate Renewable Power from landfill biogas. Such equipment, including internal combustion engines, are subject to stringent federal and state permitting and air emissions requirements. California has taken an aggressive approach to setting standards for engine emissions, and standards already in place have caused us to not be able to operate some of our electric generating equipment in areas of that state. If other states were to follow California’s lead, we could face challenges in maintaining our electric generating operations and possibly, other operations in such jurisdictions.

Continued governmental and public emphasis on environmental issues can be expected to result in increased future investments for environmental control compliance at our facilities. Present and future environmental laws, rules and regulations, and interpretations of such laws, rules and regulations, applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial costs or expenditures that could have a material adverse effect on our business, results of operations and financial condition. In January 2021, the current US presidential administration signed multiple executive orders related to the climate and environment. These executive orders (i) direct federal agencies to review and reverse more than one hundred actions taken by the previous US presidential administration on or relating to the environment, (ii) instruct the Director of National Intelligence to prepare a national intelligence estimate on the security implications of the climate crisis and direct all agencies to develop strategies for integrating climate considerations into their international work, (iii) establish the National Climate Task Force, which assembles leaders from across twenty one federal agencies and departments, (iv) commit to environmental justice and new, clean infrastructure projects, (v) commence development of emissions reduction targets and (vi) establish the special presidential envoy for climate on the National Security Council. At this time, we cannot predict the outcome of any of these executive orders on our operations.

Existing, and future changes to, federal, state and local regulations and policies, including permitting requirements applicable to us, and enactment of new regulations and policies, may present technical, regulatory and economic barriers to the generation, purchase and use of Renewable Power and RNG, and may adversely affect the market for the associated Environmental Attributes. A failure on our part to comply with any laws, regulations or rules, applicable to us may adversely affect the Combined Company’s business, investments and results of operations.

The markets for Renewable Power, RNG and the associated Environmental Attributes are influenced by US federal and state governmental regulations and policies concerning such resources. These regulations and policies are frequently modified, which could result in a significant future reduction in the potential demand for Renewable Power, RNG and the associated Environmental Attributes. Any new governmental regulations applicable to our Biogas Conversion Projects or markets for Renewable Power, RNG or the associated Environmental Attributes may result in significant additional expenses or related development costs and, as a result, could cause a significant reduction in demand by our current and future counterparties. Failure to comply with such requirements could result in (i) the disconnection and/or shutdown of the non-complying facility, (ii) our inability to sell Renewable Power or RNG from the non-complying facility, (iii) penalties and defaults arising from contracts that we have that contemplate production from the non-complying facility, (iv) the imposition of liens, fines, refunds and interest, and/or civil or criminal liability, and (vi) delay or prevent new Biogas Conversion Projects and Fueling Stations from being developed.

The U.S. Environmental Protection Agency (“EPA”) annually sets proposed and actual renewable volume obligations (“RVOs”) for the Renewable Identification Numbers (“RIN”) market in accordance with the mandates established by the Energy Independence and Security Act of 2007 (the “EISA”). The EPA’s issuance of timely and sufficient annual RVOs to accommodate the RNG industry’s growing production levels may be needed to stabilize the RIN market. There can be no assurance that the EPA will timely set annual RVOs or that the RVOs will continue to increase or be sufficient to satisfy the growing supply of RNG which may be targeted for the US transportation fuel market. The EPA may set RVOs inaccurately or inconsistently, and the manner in which the EPA sets RVOs may change under legislative or regulatory revisions. The current authorization for the EPA’s issuance of RVOs will expire beginning in 2023, and the EPA may issue RVOs under a modified system that has yet to be developed, which creates additional uncertainty as to RIN pricing. Uncertainty as to how the Renewable Fuel Standard (“RFS”) program will continue to be administered and supported by the EPA under the current US presidential administration can create price volatility in the RIN market. Given this regulatory uncertainty, we cannot assure that (i) we will be able to monetize RINs at the same price levels as we have in the past, (ii) production shortfalls will not impact our ability to monetize RINs at favorable current pricing, and (iii) the rising price environment for RINs will continue.

On the state level, the economics of RNG are enhanced by low-carbon fuel initiatives, particularly a well-established Low Carbon Fuel Standard (“LCFS”) program in California and similar developing programs in Oregon and Washington (with several other states also actively considering similar initiatives). In California’s case, in 2009, the California Air Resource Board (“CARB”) adopted LCFS regulations aimed at reducing the

Carbon Intensity (“CI”) of transportation fuel sold and purchased in the state. A CI score is calculated as grams of CO₂ equivalent per megajoule of energy by the fuel. Under the California and California-type LCFS programs, the CI score is dependent upon a full lifecycle analysis that evaluates the greenhouse gases (“GHG”) emissions associated with producing, transporting, and consuming the fuel. LCFS credits can be generated in three ways: (i) fuel pathway crediting that provides low carbon fuels used in California transportation, (ii) project-based crediting that reduces GHG emissions in the petroleum supply chain, and (iii) zero emission vehicle crediting that supports the buildout of infrastructure. CARB awards these credits to RNG projects based on such project’s CI score relative to the targeted CI score for both gasoline and diesel fuels. The number of monetizable LCFS credits per unit of fuel increases with a lower CI score. We cannot assure that we will be able to maintain or reduce our CI score to monetize LCFS credits generated from our Biogas Conversion Projects. Moreover, the inability to sell LCFS credits could adversely affect our business.

Our ability to generate revenue from sales of RINs and LCFS credits depends on our strict compliance with such federal and state programs, which are complex and can involve a significant degree of judgment. If the agencies that administer and enforce these programs disagree with our judgments, otherwise determine that we are not in compliance, conduct reviews of our activities or make changes to the programs, then our ability to generate or sell these credits could be temporarily restricted pending completion of reviews or as a penalty, permanently limited or lost entirely, and we could also be subject to fines or other sanctions. Moreover, the inability to sell RINs and LCFS credits in general, or at unattractive prices, could adversely affect our business.

Additionally, our business is influenced by laws, rules and regulations that require reductions in carbon emissions and/or the use of renewable fuels, such as the programs under which we generate Environmental Credits. These programs and regulations, which have the effect of encouraging the use of RNG as a vehicle fuel, could expire or be repealed or amended for a variety of reasons. For example, parties with an interest in gasoline and diesel, electric or other alternative vehicles or vehicle fuels, including lawmakers, regulators, policymakers, environmental or advocacy organizations, producers of alternative vehicles or vehicle fuels or other powerful groups, may invest significant time and money in efforts to delay, repeal or otherwise negatively influence programs and regulations that promote RNG. Many of these parties have substantial resources and influence. Further, changes in federal, state or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementing, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other alternative fuels or alternative vehicles over RNG, could reduce the market demand for RNG as a vehicle fuel and harm our operating results, liquidity, and financial condition.

For instance, in certain states, including California, lawmakers and regulators have implemented various measures designed to increase the use of electric, hydrogen and other zero-emission vehicles, including establishing firm goals for the number of these vehicles operating on state roads by specified dates and enacting various laws and other programs in support of these goals. Although the influence and applicability of these or similar measures on our business remains uncertain, a focus on “zero tailpipe emissions” vehicles over vehicles such as those operating on RNG that have an overall net carbon negative emissions profile, but some tailpipe emissions, could adversely affect the market for our fuels.

All of our current electric generating facilities are qualifying small power production facilities (“QFs”) under the Federal Power Act and the Public Utility Regulatory Policies Act of 1978, as amended. We are permitted to make wholesale sales (that is, sales for resale) of Renewable Electricity, capacity, and ancillary services from our QFs with a net generating capacity that does not exceed 20 megawatts or that is an “eligible” facility as defined by section 3(17)(E) of the Federal Power Act without obtaining (a) authorization by FERC pursuant to the Federal Power Act to sell electric energy, capacity and/or ancillary services at market-based rates, (b) acceptance by FERC of a tariff providing for such sales, and (c) granting by FERC of such regulatory waivers and blanket authorizations as are customarily granted by FERC to holders of market-based rate authority, including blanket authorization under section 204 of the Federal Power Act to issue securities and assume liabilities (“MBR Authority”) or any other approval from the U.S. Federal Energy Regulatory Commission (“FERC”). A QF typically may not use any fuel other than a FERC-approved alternative fuel, but for limited use of commercial-grade fuel for certain specified start-up, emergency and reliability purposes. We are required to document the QF status of each of our facilities in applications or self-certifications filed with FERC, which typically requires disclosure of upstream facility ownership, fuel and size characteristics, power sales, interconnection matters, and related technical disclosures

Congress could amend the FPA and eliminate QF status, in which case we would likely have to obtain MBR Authority and sell competitively in the market. If this were to happen, in all likelihood our QFs would not be competitive in the market place.

We currently do not intend to develop, construct or operate electric generating facilities that would require us to apply for and receive MBR Authority from FERC. Nevertheless, were we to do so, eligibility for MBR Authority is predicated on a variety of factors, primarily including the overall market power that the power seller — together with all of its FERC-defined “affiliates” — has in the relevant market. FERC defines affiliates as entities with a common parent that own, directly or indirectly, 10% or more of the voting securities in the two entities. Accordingly, our eligibility and the eligibility of our affiliates to obtain and maintain MBR Authority for additional facilities, were we or such affiliate required to obtain such authority, would require an evaluation of the energy assets owned directly or indirectly by us and each of our affiliates, satisfying market-power limitations established by FERC. If our affiliates invest heavily in generating or other electric facilities in a particular geographic market, their market presence could make it difficult for us or our affiliates to obtain and maintain such MBR Authority, or to secure FERC authorization to acquire additional generating facilities, in that market.

Our market-based sales are subject to certain market behavior rules established by FERC, and if any of our Biogas Conversion Projects that generate Renewable Power are deemed to have violated such rules, we will be subject to potential disgorgement of profits associated with the violation, penalties, refunds of unlawfully collected amounts with interest, and, if a facility obtains MBR Authority, suspension or revocation of such MBR Authority. If such projects that had MBR Authority were later to lose their MBR Authority, they would be required to obtain FERC’s acceptance of a cost-of-service rate schedule and could become subject to the significant accounting, record-keeping, and reporting requirements that are typically imposed on vertically-integrated utilities with cost-based rate schedules. This could have a material adverse effect on the rates we are able to charge for power from our facilities maintaining MBR Authority, if any, that generate Renewable Power.

The regulatory environment for electric generation has undergone significant changes in the last several years due to federal and state policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission assets. These changes are ongoing, and we cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on our business.

Our biogas conversion project site owners and operators are also subject to extensive federal, state and local regulations and policies, including permitting requirements, on account of their separate operations. Any failure on their part to comply with any laws, regulations, rules or permits, applicable to them may also adversely affect the Combined Company’s business, investments and results of operations.

The operations of biogas conversion project site owners and operators are also subject to stringent and complex governmental regulations and policies at the federal, state and local level in the U.S. Many complex laws, rules, orders and interpretations govern environmental protection, health, safety, land use, zoning, transportation and related matters. At times, such governmental regulations and policies may require biogas conversion project site owners and operators to curtail their operations or close sites temporarily or permanently, which may adversely impact our business, investments and results of operations.

Certain permits are required to build, operate and expand sites owned by biogas conversion project site owners and operators, and such permits have become more difficult and expensive to obtain and maintain. Permits may often take years to obtain as a result of numerous hearing and compliance requirements with regard to zoning, environmental and other regulations. The permits required to be obtained and maintained by biogas conversion project site owners and operations are commonly subject to resistance from citizen or other groups and other political pressures, including allegations by such persons that a site is in violation of any applicable permits, laws or regulations. Failure by project site owners and operators to obtain or maintain any required permit to operate its site would adversely affect our production of Renewable Power, RNG and generation of the associated Environmental Attributes, as applicable.

A failure by biogas conversion project site owners and operators to comply with extensive federal, state and local regulations and policies, including permitting requirements, may result in the suspension or cessation of waste site operations, which would reduce or halt Renewable Power or RNG production and generation of the

Associated Environmental Attributes. Any such disruption could also damage the reputation of our brand. In the event our production of Renewable Power or RNG is disrupted, we may fail to meet the contractual obligations to some of our counterparties to deliver Renewable Power, RNG and the associated Environmental Attributes, in which case we would be subject to financial damage and/or penalty claims from these counterparties.

The financial performance of our business depends upon tax and other government incentives for the generation of RNG and Renewable Power, any of which could change at any time and such changes may negatively impact our growth strategy.

Our financial performance and growth strategy depend in part on governmental policies that support renewable generation and enhance the economic viability of owning Biogas Conversion Projects or Fueling Stations. These projects currently benefit from various federal, state and local governmental incentives such as investment tax credits, cash grants in lieu of investment tax credits, loan guarantees, Renewable Portfolio Standards (“RPS”) programs, modified accelerated cost-recovery system of depreciation and bonus depreciation. RNG specifically generates meaningful revenue through generation and monetization of Environmental Attributes provided for under several different programs, most commonly, RFS, LCFS and RPS.

Many states have adopted RPS programs mandating that a specified percentage of electricity sales come from eligible sources of renewable energy. However, the regulations that govern the RPS programs, including pricing incentives for renewable energy, or reasonableness guidelines for pricing that increase valuation compared to conventional power (such as a projected value for carbon reduction or consideration of avoided integration costs), may change. If the RPS requirements are reduced or eliminated, it could lead to fewer future power contracts or lead to lower prices for the sale of power in future power contracts, which could have a material adverse effect on our future prospects. Such material adverse effects may result from decreased revenues, reduced economic returns on Biogas Conversion Projects and other potential future investments or joint ventures, increased financing costs, and/or difficulty obtaining financing.

If we are unable to utilize various federal, state and local governmental incentives to acquire additional Biogas Conversion Projects or Fueling Stations in the future, or the terms of such incentives are revised in a manner that is less favorable to us, we may suffer a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we face similar risks with respect to the RFS program. See — “Existing, and future changes to, federal, state and local regulations and policies, including permitting requirements applicable to us, and enactment of new regulations and policies, may present technical, regulatory and economic barriers to the generation, purchase and use of Renewable Power and RNG, and may adversely affect the market for the associated Environmental Attributes. A failure on our part to comply with any laws, regulations or rules, applicable to us may adversely affect the Combined Company’s business, investments and results of operations.”

We rely on interconnection, transmission and pipeline facilities that we do not own or control and that are subject to constraints within a number of our regions. If these facilities fail to provide us with adequate capacity or have unplanned disruptions, we may be restricted in our ability to deliver Renewable Power and RNG to our counterparties and we may either incur additional costs or forego revenues.

We depend on electric interconnection and transmission facilities and gas pipelines owned and operated by others to deliver the energy and fuel we generate at our Biogas Conversion Projects to our counterparties. Some of our electric generating Biogas Conversion Projects may need to hold electric transmission rights in order to sell power to purchasers that do not have their own direct access to our generators. Our access to electric interconnection and transmission rights is subject to tariffs developed by transmission owners, ISOs and RTOs, which have been filed with and accepted by FERC or the Public Utility Commission in the jurisdictions in question. These tariffs establish the price for transmission service, and the terms under which transmission service is rendered. Under FERC’s open access transmission rules, tariffs developed and implemented by transmission owners, ISOs and RTOs must establish terms and conditions for obtaining interconnection and transmission services that are not unduly discriminatory or preferential. However, as a generator and seller of power, we do not have any automatic right, in any geographic market, to firm, long-term, grid-wide transmission service without first requesting such service, funding the construction of any upgrades necessary to provide such service, and paying a transmission service rate. Physical constraints on the transmission system could limit the ability of our electric generating projects to dispatch their power output and receive revenue from sales of Renewable Power.

A failure or delay in the operation or development of these distribution channels or a significant increase in the costs charged by their owners and operators could result in the loss of revenues or increased operating expenses. Such failures or delays could limit the amount of Renewable Power our operating facilities deliver or delay the completion of our construction projects, which may also result in adverse consequences under our power purchase agreements and landfill gas rights agreements. Further, such failures, delays or increased costs could have a material adverse effect on our business, financial condition and results of operations.

Our RNG production projects are similarly interconnected with gas distribution and interstate pipeline systems that are necessary to deliver RNG. A failure or delay in the operation or development of these distribution or pipeline facilities could result in a loss of revenues or breach of contract because such a failure or delay could limit the amount of RNG that we are able to produce or delay the completion of our construction projects. In addition, certain of our RNG transportation capacity may be curtailed without compensation due to distribution and pipeline limitations, reducing our revenues and impairing our ability to capitalize fully on a particular project’s potential. Such a failure or curtailment at levels above our expectations could impact our ability to satisfy our contractual obligations and adversely affect our business. Additionally, we experience work interruptions from time to time due to federally required maintenance shutdowns of distribution and pipeline facilities.

We may acquire or develop RNG projects that require their own pipeline interconnections to available interstate pipeline and distribution networks. In some cases, these pipeline and distribution networks to which such projects are connected may cover significant distances. A failure in the construction or operation of these pipeline and distribution networks that causes the RNG project to be out of service, or subject to reduced service, could result in lost revenues because it could limit our production of RNG and the associated Environmental Attributes that we are able to generate.

We rely on third-party utility companies to provide our Biogas Conversion Projects with adequate utility supplies, including sewer, water, gas and electricity, in order to operate our Biogas Conversion Project facilities. Any failure on the part of such companies to adequately supply our facilities with such utilities, including any prolonged period of loss of electricity, may have an adverse effect on our business and results of operations.

We are dependent on third-party utility companies to provide sufficient utilities including sewer, water, gas and electricity, to sustain our operations and operate our Biogas Conversion Projects. Any major or sustained disruptions in the supply of utilities, such as water, gas or electricity or any fire, flood or other natural calamities, may disrupt our operations or damage our production facilities or inventories and could adversely affect our business, financial condition and results of operations. In addition, we consume a significant amount of electricity in connection with our Biogas Conversion Projects and any increases in costs or reduced availability of such utilities could have a negative impact on our business, financial condition and results of operations.

We are subject to risks associated with litigation or administrative proceedings that could materially impact our operations, including proceedings in the future related to our projects we subsequently acquire.

We are subject to risks and costs, including potential negative publicity, associated with lawsuits, in particular with respect to environmental claims and lawsuits or claims contesting the construction or operation of our Biogas Conversion Projects and Fueling Station projects. The result of and costs associated with defending any such lawsuit or claim, regardless of the merits and eventual outcome, may be material and could have a material adverse effect on our operations. In the future, we may be involved in legal proceedings, disputes, administrative proceedings, claims and other litigation that arise in the ordinary course of our business related to Biogas Conversion Projects or Fueling Stations. For example, individuals and interest groups may sue to challenge the issuance of a permit for a Biogas Conversion Project or a Fueling Station project, or seek to enjoin construction or operation of that facility. We may also become subject to claims from individuals who live in the proximity of our Biogas Conversion Projects and Fueling Stations based on alleged negative health effects related to our operations. In addition, we have been and may subsequently become subject to legal proceedings or claims contesting the construction or operation of our Biogas Conversion Projects and Fueling Stations.

Any such legal proceedings or disputes could delay our ability to complete construction of a Biogas Conversion Project or Fueling Station in a timely manner or at all, or materially increase the costs associated with commencing or continuing commercial operations of such projects. Settlement of claims and unfavorable outcomes or developments relating to such proceedings or disputes, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition and results of operations. See “Information about OPAL Fuels — Legal Proceedings.”

We currently own, and in the future may acquire, certain assets in which we have limited control over management decisions, including through joint ventures, and our interests in such assets may be subject to transfer or other related restrictions.

We own, and in the future may acquire, certain Biogas Conversion Projects and Fueling Stations through joint ventures. In the future, we may invest in other projects with a joint venture or strategic partner. Joint ventures inherently involve a lesser degree of control over business operations, which could result in an increase in the financial, legal, operational or compliance risks associated with a Biogas Conversion Project or Fueling Station, including, but not limited to, variances in accounting internal control requirements. Our co-venture partners may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these assets optimally. To the extent we do not have a controlling interest in a Biogas Conversion Project or Fueling Station, our joint venture partners could take actions that decrease the value of our investment and lower our overall return. In addition, conflicts of interest may arise in the future with our joint venture partners, where our joint venture partners’ business interests are inconsistent with our and our stockholders’ interests. Further, disagreements or disputes with our joint venture partners could result in litigation, resulting in increase of expenses incurred and potentially limit the time and effort our officers and directors are able to devote to remaining aspects of our business, all of which could have a material adverse effect on our business, financial condition and results of operations. The approval of our joint venture partners also may be required for us to receive distributions of funds from assets or to sell, pledge, transfer, assign or otherwise convey our interest in such assets. Alternatively, our joint venture partners may have rights of first refusal, rights of first offer or other similar rights in the event of a proposed sale or transfer of our interests in such assets. In addition, we may have, and correspondingly our joint venture partners may have, rights to force the sale of the joint venture upon the occurrence of certain defaults or breaches by the other partner or other circumstances, and there may be circumstances in which our joint venture partner can replace our affiliated entities that provide operation and maintenance and asset management services if they default in the performance of their obligations to the joint venture. These restrictions and other provisions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

Our gas rights agreements, power purchase agreements, fuel-supply agreements, interconnection agreements, RNG dispensing agreements and other agreements, including contracts with owners and operators of biogas conversion project sites, often contain complex provisions, including those relating to price adjustments, calculations and other terms based on gas price indices and other metrics, as well as other terms and provisions, the interpretation of which could result in disputes with counterparties that could materially affect our results of operations and customer or other business relationships.

Certain of our gas rights agreements, power purchase agreements, fuel supply agreements, interconnection agreements, RNG dispensing agreements and other agreements, including contracts with owners and operators of biogas conversion project sites, require us to make payments or adjust prices to counterparties based on past or current changes in natural gas price indices, project productivity or other metrics and involve complex calculations. Moreover, the underlying indices governing payments under such agreements are subject to change, may be discontinued or replaced. The interpretation of these price adjustments and calculations and the potential discontinuation or replacement of relevant indices or metrics could result in disputes with the counterparties with respect to such agreements. Any such disputes could adversely affect Biogas Conversion Project revenues, including revenue from associated Environmental Attributes, profit margins, customer or supplier relationships, or lead to costly litigation, the outcome of which we would be unable to predict.

Market Risks Related to Our Business

A reduction in the prices we can obtain for the Environmental Attributes generated from RNG, which include RINs, LCFS credits, and other incentives, could have a material adverse effect on our business prospects, financial condition and results of operations.

A significant portion of our revenues comes from the sale of RINs and LCFS credits, which exist because of legal and governmental regulatory requirements. A change in law or in governmental policies concerning renewable fuels, landfill or animal waste site biogas or the sale of RINs and LCFS could be expected to affect the market for, and the pricing of, the RINs and LCFS credits that we can generate through production at our Biogas Conversion Projects. A reduction in the prices we receive for RINs and LCFS credits, or a reduction in demand for RINs or LCFS credits, whether through market forces generally, through the actions of market participants generally, or through the consolidation or elimination of participants competing in the market for the purchase and retirement of RINs or LCFS credits, could have a material adverse effect on our results of operations.

The volatility in oil, gasoline, diesel, natural gas, RNG, and Environmental Attribute prices could adversely affect our business.

Historically, the prices of Environmental Attributes, RNG, natural gas, crude oil, gasoline and diesel have been volatile and this volatility may continue to increase in future. Factors that may cause volatility in the prices of Environmental Attributes, RNG, natural gas, crude oil, gasoline and diesel include, among others, (i) changes in supply and availability of crude oil, RNG and natural gas; (ii) governmental regulations; (iii) inventory levels; (iv) consumer demand; (v) price and availability of alternatives; (vi) weather conditions; (vii) negative publicity about crude oil or natural gas drilling; (viii) production or transportation techniques and methods; (ix) macro-economic environment and political conditions; (x) transportation costs; and (xi) the price of foreign imports. Specifically, prices for crude oil, which is the commodity used to make gasoline and diesel, have been lower in recent years, due in part to over-production and increased supply without a corresponding increase in demand, and oil prices decreased further in 2020, hitting an all-time low due to the COVID-19 pandemic. More recently, that trend has reversed with oil prices rebounding substantially. Nevertheless, if the prices of crude oil, gasoline and diesel decline again, or if the price of RNG or natural gas increases without corresponding increases in the prices of crude oil, gasoline and diesel or Environmental Attributes, we may not be able to offer our counterparties an attractive price advantage for our vehicle fuels. The market adoption of our vehicle fuels could be slowed or limited, and/or we may be forced to reduce the prices at which we sell our vehicle fuels in order to try and attract new counterparties or prevent the loss of demand from existing counterparties. In addition, we expect that natural gas and crude oil prices will remain volatile for the near future because of market uncertainties over supply and demand, including but not limited to the current state of the world economies, energy infrastructure and other factors. Fluctuations in natural gas prices affect the cost to us of the natural gas commodity. High natural gas prices adversely affect our operating margins when we cannot pass the increased costs to our counterparties. Conversely, lower natural gas prices reduce our revenue when the commodity cost is passed to our counterparties.

Pricing conditions may also exacerbate the cost differential between vehicles that use our vehicle fuels and gasoline or diesel-powered vehicles, which may lead operators to delay or refrain from purchasing or converting to vehicles running on our fuels. Generally, vehicles that use our fuels cost more initially than gasoline or diesel-powered vehicles because the components needed for a vehicle to use our vehicle fuels add to the vehicle’s base cost. Operators then seek to recover the additional base cost over time through a lower cost to use alternative vehicle fuels. Operators may, however, perceive an inability to timely recover these additional initial costs if alternative vehicle fuels are not available at prices sufficiently lower than gasoline and diesel. Such an outcome could decrease our potential customer base and harm our business prospects.

We face significant upward pricing pressure in the market with respect to our securing the biogas rights necessary for proposed new Biogas Conversion Projects and our conversion of existing Renewable Power rights to RNG rights on existing Biogas Conversion Projects that we plan to convert.

We must reach agreement with the prospective biogas project site owner or developer in order to secure the biogas rights necessary for each proposed Biogas Conversion Project. Additionally, each project typically requires a site lease, access easements, permits, licenses, rights of way or other similar agreements. Historically, in exchange for the biogas rights and additional agreements, we have paid the site owner and/or developer a royalty or other similar payment based on revenue generated by the project or volume of biogas used by the project. Over recent years, as competition for development of biogas conversion project sites has increased and biogas project site owners and developers have become more sophisticated, it has become increasingly common for the prospective biogas project site owners and developers to ask for or require larger royalties or similar payments in order to secure the biogas rights. In addition, it is becoming increasingly common for some prospective biogas project site owners or developers to ask for or require equity participation in the prospective project.

In addition, we face similar pricing pressures when we attempt to renew our biogas rights on existing Biogas Conversion Projects at the end of their contractual periods and in situations where we plan to convert existing Renewable Power projects to RNG projects.

These pricing pressures could lead us to decide not to pursue certain prospective Biogas Conversion Projects or not to pursue the renewal or conversion of one or more existing Renewable Power projects and, accordingly, negatively impact our overall financial condition, results of operations and prospects. These pricing pressures could also impact the profitability of prospective Biogas Conversion Projects, and, accordingly, negatively impact our overall financial condition, results of operations and prospects.

We currently face declining market prices for LCFS credits specifically within California as well as significant upward pressure on the costs associated with dispensing RNG specifically within California to generate the LCFS credits.

The market prices for LCFS credits specifically within California have declined over the past twelve months, and the market for dispensing RNG with relatively low CI scores in California has become increasingly competitive because of increasing supply of RNG with these relatively low CI scores. As such, fleet operators using vehicles fueled by natural gas have been able to demand RNG marketers like OPAL provide them with greater economic incentives for allowing OPAL to dispense the fuel at the Fueling Stations, typically in the form of a greater share of OPAL’s marketing fee or a greater share in the monetary value of the Environmental Attributes generated by OPAL when dispensing the fuel. The persistence of the current California dynamic is dependent upon future market developments, and as such the LCFS credits that we generate and sell may or may not produce future revenue that is comparable to historical LCFS revenue.

A prolonged environment of low prices or reduced demand for Renewable Power could have a material adverse effect on our business prospects, financial condition and results of operations.

Long-term Renewable Power and RNG prices may fluctuate substantially due to factors outside of our control. The price of Renewable Power and RNG can vary significantly for many reasons, including: (i) increases and decreases in generation capacity in our markets; (ii) changes in power transmission or fuel transportation capacity constraints or inefficiencies; (iii) power supply disruptions; (iv) weather conditions; (v) seasonal fluctuations; (vi) changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices; (vi) development of new fuels or new technologies for the production of power; (vii) federal and state regulations; and (viii) actions of the Independent System Operators (“ISOs”) and Regional Transmission Organizations (“RTOs”) that control and administer regional power markets.

Increased rates of recycling and legislation encouraging recycling, increased use of waste incineration, advances in waste disposal technology, decreased demand for meat and livestock products could decrease the availability or change the composition of waste for biogas conversion project gas.

The volume and composition of landfill gas (“LFG”) produced at open landfill sites depends in large part on the volume and composition of waste sent to such landfill sites, which could be affected by a number of factors. For example, increased rates of recycling or increased use of waste incineration could decrease the volume of waste sent to landfills, while organics diversion strategies such as composting can reduce the amount of organic waste sent to landfills. There have been numerous federal and state regulations and initiatives over the recent years that have led to higher levels of recycling of paper, glass, plastics, metal and other recyclables, and there are growing discussions at various levels of government about developing new strategies to minimize the negative environmental impacts of landfills and related emissions, including diversion of biodegradable waste from landfills. Although many recyclable materials other than paper do not decompose and therefore do not ultimately contribute to the amount of landfill gas produced at a landfill site, recycling and other similar efforts may have negative effects on the volume and proportion of biodegradable waste sent to landfill sites across the U.S. As a consequence, the volume and composition of waste sent to landfill sites from which our Biogas Conversion Projects collect LFG could change, which could adversely affect our business operations, prospects, financial condition and operational results.

In addition, research and development activities are currently ongoing to provide alternative and more efficient technologies to dispose of waste, to produce by-products from waste and to produce energy, and an increasing amount of capital is being invested to find new approaches to waste disposal, waste treatment and energy generation.

It is possible that this deployment of capital may lead to advances which could adversely affect our sources of landfill gas or provide new or alternative methods of waste disposal or energy generation that become more accepted, or more attractive, than landfills.

We currently use, and may continue in the future to use, forward-sale and hedging arrangements, to mitigate certain risks, but the use of such arrangements could have a material adverse effect on our results of operations.

We currently use, and may continue in the future to use, forward sales transactions to sell Environmental Attributes and Renewable Power before they are generated. In addition, we use interest rate swaps to manage interest rate risk. We may use other types of hedging contracts, including foreign currency hedges if we expand into other countries. If we elect to enter into such hedges, the related asset could recognize financial losses on these arrangements as a result of volatility in the market values of the underlying asset or if a counterparty fails to perform under a contract. If actively quoted market prices and pricing information from external sources are not available, the valuation of such contracts would involve judgment or the use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of such contracts. If the values of such contracts change in a manner that we do not anticipate, or if a counterparty fails to perform under such a contract, it could harm our business, financial condition, results of operations and cash flows.

Risks Related to the Business and Industry of the Combined Company

Additional Risk Factors Relating to Our Biogas Capture Business

Our ability to acquire, convert, develop and operate Biogas Conversion Projects, as well as expand production at current Biogas Conversion Projects, is subject to many risks.

Our business strategy includes (i) the conversion of LFG projects from Renewable Power to RNG production where OPAL already controls biogas gas rights, (ii) growth through the procurement of landfill gas rights and manure rights to develop new RNG projects, (iii) the acquisition and expansion of existing Biogas Conversion Projects, and (iv) growth through the procurement of rights to other sources of biogas for production of additional transportation fuels and generation of associated Environmental Attributes. This strategy depends on our ability to successfully convert existing LFG projects and identify and evaluate acquisition opportunities and complete new Biogas Conversion Projects or acquisitions on favorable terms. However, we cannot guarantee that we will be able to successfully identify new opportunities, acquire additional biogas rights and develop new RNG projects or convert existing projects on favorable terms or at all. In addition, we may compete with other companies for these development and acquisition opportunities, which may increase our costs or cause us to refrain from making acquisitions at all.

We may also achieve growth through the expansion of production at certain of our current Biogas Conversion Projects as the related landfills and dairy farms are expanded or otherwise begin to produce more gas or manure, respectively, but we cannot guarantee that we will be able to reach or renew the necessary agreements with site owners on economically favorable terms or at all. If we are unable to successfully identify and consummate future Biogas Conversion Project opportunities or acquisitions of Biogas Conversion Projects, or expand RNG production at our current Biogas Conversion Projects, it will impede our ability to execute our growth strategy. Further, we may also experience delays and cost overruns in converting existing facilities from Renewable Power to RNG production. During the conversion of existing projects, there may be a gap in revenue while the electricity project is offline until the conversion is completed and the new RNG facility commences operations, which may adversely affect our financial condition and results of operations.

Our ability to acquire, convert, develop and operate Biogas Conversion Projects, as well as expand production at current Biogas Conversion Projects, is subject to several additional risks, including:

•        regulatory changes that affect the value of RNG and the associated Environmental Attributes, which could have a significant effect on the financial performance of our Biogas Conversion Projects and the number of potential Biogas Conversion Projects with attractive economics;

•        changes in energy commodity prices, such as natural gas and wholesale electricity prices, which could have a significant effect on our revenues and expenses;

•        changes in pipeline gas quality standards or other regulatory changes that may limit our ability to transport RNG on pipelines for delivery to third parties or increase the costs of processing RNG to allow for such deliveries;

•        changes in the broader waste collection industry, including changes affecting the waste collection and biogas potential of the landfill industry, which could limit the LFG resource that we currently target for our Biogas Conversion Projects;

•        substantial construction risks, including the risk of delay, that may arise due to forces outside of our control, such as those related to engineering and environmental problems, inclement weather, inflationary pressures on materials and labor, and supply chain and labor disruptions;

•        operating risks and the effect of disruptions on our business, including the effects of global health crises, such as the COVID-19 pandemic, weather conditions, catastrophic events, such as fires, explosions, earthquakes, droughts and acts of terrorism, and other force majeure events that impact us, our counterparties, suppliers, distributors and subcontractors;

•        accidents involving personal injury or the loss of life;

•        entering into markets where we have less experience, such as our Biogas Conversion Projects for biogas recovery at livestock farms;

•        the ability to obtain financing for a Biogas Conversion Project on acceptable terms or at all and the need for substantially more capital than initially budgeted to complete Biogas Conversion Projects and exposure to liabilities as a result of unforeseen environmental, construction, technological or other complications;

•        failures or delays in obtaining desired or necessary land rights, including ownership, leases, easements, zoning rights and building permits;

•        a decrease in the availability, increased pricing on, and a delay in the timeliness of delivery of raw materials and components, necessary for the Biogas Conversion Projects to function or necessary for the conversion of a Biogas Conversion Projects from Renewable Power to RNG production;

•        obtaining and keeping in good standing permits, authorizations and consents from local city, county, state and US federal government agencies and organizations;

•        penalties, including potential termination, under short-term and long-term contracts for failing to produce or deliver a sufficient quantity and acceptable quality of RNG in accordance with our contractual obligations;

•        unknown regulatory changes related to the transportation of RNG, which may increase the transportation cost for delivering under our contracts then in effect;

•        the consent and authorization of local utilities or other energy development off-takers to ensure successful interconnection to energy grids to enable power and gas sales; and

•        difficulties in identifying, obtaining and permitting suitable sites for new Biogas Conversion Projects.

Any of these factors could prevent us from acquiring, developing, converting, operating or expanding our Biogas Conversion Projects, or otherwise adversely affect our business, growth potential, financial condition and results of operations.

Acquiring Biogas Conversion Projects involves numerous risks, including potential exposure to pre-existing liabilities, unanticipated costs in acquiring and implementing the project, and lack of or limited experience in new geographic markets.

The acquisition of existing Biogas Conversion Projects involves numerous risks, many of which may be indiscoverable through the due diligence process, including exposure to previously existing liabilities and unanticipated costs associated with the pre-acquisition period; difficulty in integrating the acquired projects into our existing business; and, if the projects are in new markets, the risks of entering markets where we have limited experience, less knowledge of differences in market terms for gas rights agreements and dispensing agreements, and, for international projects, possible exposure to exchange-rate risk to the extent we need to finance development and operations of foreign projects to repatriate earnings generated by such projects. While we perform due diligence on prospective acquisitions, we may not be able to discover all potential operational deficiencies in such projects. A failure to achieve the financial returns we expect when we acquire Biogas Conversion Projects could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition and results of operations.

Additional risks related to acquiring existing projects, include:

•        the purchase price we pay could significantly deplete our cash reserves or result in dilution to our existing stockholders;

•        the acquired companies or assets may not improve our customer offerings or market position as planned;

•        we may have difficulty integrating the operations and personnel of the acquired companies;

•        key personnel and counterparties of the acquired companies may terminate their relationships with the acquired companies as a result of or following the acquisition;

•        we may experience additional financial and accounting challenges and complexities in certain areas, such as tax planning and financial reporting;

•        we may incur additional costs and expenses related to complying with additional laws, rules or regulations in new jurisdictions;

•        we may assume or be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence or adequately adjust for in our acquisition arrangements;

•        our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically diverse enterprises;

•        we may incur one-time write-offs or restructuring charges in connection with an acquisition;

•        we may acquire goodwill and other intangible assets that are subject to amortization or impairment tests, which could result in future charges to earnings; and

•        we may not be able to realize the cost savings or other financial benefits we anticipated.

Our Biogas Conversion Projects face operational challenges, including among other things the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear of our equipment, latent defects, design or operator errors, force majeure events, or lack of transmission capacity or other problems with third party interconnection and transmission facilities.

The ongoing operation of our Biogas Conversion Projects involves risks that include the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear of our equipment, latent defects, design or operator errors or force majeure events, among other factors. Operation of our Biogas Conversion Projects also involves risks that we will be unable to transport our product to our counterparties in an efficient manner due to a lack of capacity or other problems with third party interconnection and transmission facilities. Unplanned outages of equipment, including extensions of scheduled outages due to mechanical failures or other problems, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenue. Biogas conversion project site owners and operators can also impact our production if, in the course of ongoing operations, they damage the site’s biogas collection systems. Our inability to operate our facilities efficiently, manage capital expenditures and costs and generate earnings and cash flow could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are generally also required under many of our agreements to deliver a minimum quantity of Renewable Power, RNG and/or the associated Environmental Attributes to the counterparty. Unless we can rely on a force majeure or other provisions in the related agreements, falling below such a threshold could subject us to financial expenses and penalties, as well as possible termination of key agreements and potential violations of certain permits, which could further impede our ability to satisfy production requirements. Therefore, any unexpected reduction in output at any of our Biogas Conversion Projects that leads to any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

An unexpected reduction in RNG production by third-party producers of RNG with whom we maintain marketing agreements to purchase RNG and/or the associated Environmental Attributes, or their inability or refusal to deliver such RNG or Environmental Attributes as provided under such agreements, may have a material adverse effect on our results of operations and could adversely affect or performance under associated dispensing agreements.

The success of our RNG business depends, in large part, on our ability to (i) secure, on acceptable terms, an adequate supply of RNG and/or Environmental Attributes from third-party producers, (ii) sell RNG in sufficient volumes and at prices that are attractive to counterparties and produce acceptable margins for us, and (iii) generate and monetize Environmental Attributes under applicable federal or state programs at favorable prices. If we fail to maintain and build new relationships with third party producers of RNG, we may be unable to supply RNG and the associated Environmental Attributes to meet the demand of our counterparties, which could adversely affect our business.

Our ability to dispense an adequate amount of RNG is subject to risks affecting RNG production. Biogas Conversion Projects that produce RNG often experience unpredictable production levels or other difficulties due to a variety of factors, including, among others, (i) problems with equipment, (ii) severe weather, pandemics, or other health crises, including the ongoing COVID-19 pandemic, (iii) construction delays, (iv) technical difficulties, (v) high operating costs, (vi) limited availability, or unfavorable composition of collected feedstock gas, and (vii) plant shutdowns caused by upgrades, expansion or required maintenance. In addition, increasing demand for RNG will result in more robust competition for supplies of RNG, including from other vehicle fuel providers, gas utilities (which may have distinct advantages in accessing RNG supply including potential use of ratepayer funds to fund RNG purchases if approved by a utility’s regulatory commission) and other users and providers. If we or any of our third party RNG suppliers experience these or other difficulties in RNG production processes, or if competition for RNG development projects and supply increases, then our supply of RNG and our ability to resell it as a vehicle fuel and generate the associated Environmental Attributes could be jeopardized.

Construction, development and operation of our Biogas Conversion Projects involves significant risks and hazards.

Biogas Conversion Projects as well as construction and operation of Fueling Stations involve hazardous activities, including acquiring and transporting fuel, operating large pieces of rotating equipment and delivering our Renewable Electricity and RNG to interconnection and transmission systems, including gas pipelines. Hazards such as fire, explosion, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment. The occurrence of any one of these hazards may result in curtailment or termination of our operations or liability to third parties for damages, environmental cleanup costs, personal injury, property damage and fines and/or penalties, any of which could be substantial.

Our Biogas Conversion Projects facilities and Fueling Stations or those that we otherwise acquire, construct or operate may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could result in full or partial disruption of our facilities’ ability to generate, transmit, transport or distribute electricity or RNG. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems, as well as electronic control systems used at the generating plants and for the related distribution systems, could severely disrupt our business operations and result in loss of service to our counterparties, as well as create significant expense to repair security breaches or system damage. In the past we have experienced cyber security breaches, which we believe have not had a significant impact on the integrity of our systems or the security of data, including personal information maintained by us, but there can be no assurance that any future breach or disruption will not have a material adverse effect on our business, financial condition or operations.

Furthermore, some of our facilities are located in areas prone to extreme weather conditions, most notably extreme cold such as has recently occurred in Texas, Oklahoma, Michigan and Minnesota. Certain of our other Biogas Conversion Projects and Fueling Stations as well as certain key vendors conduct their operations in other locations, such as California and Florida, that are susceptible to natural disasters. The frequency of weather-related natural disasters may be increasing due to the effects of greenhouse gas emissions or related climate change effects. The occurrence of natural disasters such as tornados, earthquakes, droughts, floods, wildfires or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us could cause a significant interruption in our business or damage or destroy our facilities.

We rely on warranties from vendors and obligate contractors to meet certain performance levels, but the proceeds from such warranties or performance guarantees may not cover lost revenues, increased expenses or liquidated damages payments, should we experience equipment breakdown or non-performance by our contractors or vendors. We also maintain an amount of insurance protection that we consider adequate to protect against these and other risks, but we cannot provide any assurance that our insurance will be sufficient or effective under any or all circumstances and against any or all hazards or liabilities to which we may be subject. Also, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations and cash flows. Because of rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms or at all. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our failure to dispense a specified quality or quantity of RNG could have a material adverse effect on our financial condition and results of operations, by subjecting us to, among other things, possible penalties or terminations under the various contractual arrangements under which we operate, including pursuant to a purchase and sale agreement related to the sale of our Environmental Attributes.

Our RNG business consists of producing RNG from Biogas Conversion Projects, procuring RNG from third party producers, and dispensing this RNG to counterparties through Fueling Stations and other potential end markets to generate and monetize the associated Environmental Attributes. If we fail to produce and dispense a specified quality or quantity of RNG, our business may be adversely impacted.

As an RNG supplier the quality and quantity of RNG we produce at our Biogas Conversion Projects may be negatively affected by, among other things, lack of feedstock or the relative mix in the components of the feedstock, mechanical breakdowns, faulty technology, competitive markets or changes to the laws and regulations that mandate the use of renewable energy sources. In addition, we rely in part on third party suppliers to provide us with certain amounts of the specified quality and quantity of RNG that we are obligated to deliver under contractual commitments to our distribution counterparties but that we have not otherwise produced at our Biogas Conversion Projects.

If we are unable to obtain an adequate supply of RNG through a combination of Biogas Conversion Project production and supplies from third party RNG producers, we may be forced to pay a financial penalty under such contracts, including under a purchase and sale agreement under which we market a substantial majority of our Environmental Attributes through NextEra. Even if we are able to produce and obtain an adequate supply of RNG to satisfy the quantity requirements of our counterparties, RNG and the associated Environmental Attributes must also meet or exceed quality standards. If we and our third party suppliers are unable to meet applicable quality standards, through one or more of the factors discussed above or otherwise, we could be subject to financial penalties under such contracts.

In connection with the marketing of the Environmental Attributes generated from our activities, in November 2021, we signed a purchase and sale agreement with NextEra providing for the exclusive purchase by NextEra of 90% of our Environmental Attributes (RINs and LCFS credits), including those generated by our owned Biogas Conversion Projects and those granted to us in connection with dispensing of RNG on behalf of third-party projects. Under the agreement, we are to receive the net proceeds paid to NextEra by NextEra customers for the purchase of such Environmental Attributes (or in certain circumstances an index-based price or pre-negotiated price) less a specified discount. The agreement provides for an initial five year term, followed by automatic one-year renewals unless terminated by either party at least 90 days prior to the last day of the initial term or then-current renewal term.

Under the agreement, we have committed to sell a minimum quarterly volume of Environmental Attributes to NextEra, which if not satisfied on a cumulative basis (giving credit for certain excess volume sold to NextEra during the contract term) as of the end of the contract term (or upon an early termination of the agreement) would result in our paying NextEra a shortfall payment calculated by (i) multiplying the amount of the volume shortfall by a fraction of the then-current index price of the Environmental Attribute and (ii) adding a specified premium (the “Shortfall Amount”). Similarly, if the agreement is terminated by NextEra due to an event of default (generally defined as a failure by us to pay any undisputed amounts under the agreement, a material uncured breach of our representations or warranties or other obligations under the agreement, or the dissolution, bankruptcy or insolvency of us or certain of our affiliates), NextEra would be entitled to receive, without any duplication, any then-current Shortfall Amount plus an accelerated payment calculated based off of the remaining minimum quarterly volume commitments for the balance of the initial term (or for the next four quarters of the next renewal term, if neither party had provided notice of non-renewal as described above prior to the commencement of such renewal term), which accelerated payment would be similarly calculated by (i) multiplying such remaining minimum quarterly volume commitments by a fraction of the then-current index price of the Environmental Attribute and (ii) adding a specified premium. The amount of such potential payments declines over the course of the contract term as we deliver Environmental Attribute volume under the contract. Were, however, the agreement to be terminated as of the date of this prospectus and we were not to deliver any further Environmental Attribute volume to NextEra under the agreement, the maximum potential payment to NextEra under these provisions would be approximately $15.4 million based on current market prices for such Environmental Attributes.

The success of our RNG projects depends on our ability to timely generate and ultimately receive certification of the Environmental Attributes associated with our RNG production and sale. A delay or failure in the certification of such Environmental Attributes could have a material adverse effect on the financial performance of our Biogas Conversion Projects.

We are required to register our RNG projects with the EPA and relevant state regulatory agencies. Further, we qualify our RINs through a voluntary Quality Assurance Plan, which typically takes from three to five months from first injection of RNG into the commercial pipeline system. Although no similar qualification process currently exists for LCFS credits, we expect such a process to be implemented and would expect to seek qualification on a state-by-state basis under such future programs. Delays in obtaining registration, RIN qualification, and any future LCFS credit qualification of a new project could delay future revenues from the project and could adversely affect our cash flow. Further, we typically make a large investment in the project prior to receiving the regulatory approval and RIN qualification. By registering each RNG project with the EPA’s voluntary Quality Assurance Plan, we are subject to quarterly third-party audits and semi-annual on-site visits of our projects to validate generated RINs and overall compliance with the RFS program. We are also subject to a separate third party’s annual attestation review. The Quality Assurance Plan provides a process for RIN owners to follow, for an affirmative defense to civil liability, if used or transferred Quality Assurance Plan verified RINs were invalidly generated. A project’s failure to comply could result in remedial action by the EPA, including penalties, fines, retirement of RINs, or termination of the project’s registration, any of which could adversely affect our business, financial condition and results of operations.

Maintenance, expansion and refurbishment of our Biogas Conversion Projects involve the risk of unplanned outages or reduced output, resulting from among other things periodic upgrading and improvement, unplanned breakdowns in equipment, and forced outages.

Our Biogas Conversion Project facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, could reduce our facilities’ generating capacity below expected levels, reducing our revenues and jeopardizing our ability to earn profits and adversely affect our business, financial condition and results of operations. If we make major modifications to our facilities, such modifications may result in material additional capital expenditures. We may also choose to repower, refurbish or upgrade our facilities based on our assessment that such expenditures will provide adequate financial returns. Such facility modifications require time before commencement of commercial operations, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs, timing, available financing and future power and renewable natural gas prices. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In order to secure development, operational, dispensing and other necessary contract rights for our Biogas Conversion Projects, we typically face a long and variable development cycle that requires significant resource commitments and a long lead time before we realize revenues.

The development, design and construction process for our Biogas Conversion Projects generally lasts from 20 to 48 months, on average. Prior to signing a development agreement, we typically conduct a preliminary audit of the site host’s needs and assess whether the site is commercially viable based on our expected return on investment, investment payback period and other operating metrics, as well as the necessary permits to develop a Biogas Conversion Project on that site. This extended development process requires the dedication of significant time and resources from our sales and management personnel, with no certainty of success or recovery of our expenses. A potential site host may go through the entire sales process and not accept our proposal. Further, upon commencement of operations, it typically takes 4 to 12 months or longer for the Biogas Conversion Project to ramp up to our expected production level. All of these factors, and in particular, increased spending that is not offset by increased revenues, can contribute to fluctuations in our quarterly financial performance and increase the likelihood that our operating results in a particular period will fall below investor expectations.

Our Biogas Conversion Projects may not produce expected levels of output, and the amount of Renewable Power or RNG actually produced at each of our respective projects will vary over time, and, therefore so will generation of associated Environmental Attributes.

Our Biogas Conversion Projects rely on organic material, the decomposition of which causes the generation of gas consisting primarily of methane. The Biogas Conversion Projects use such methane gas to generate Renewable Power or RNG. The estimation of biogas production volume is an inexact process and dependent on many site-specific conditions, including the estimated annual waste volume, composition of waste, regional climate and the capacity and construction of the site. Production levels are subject to a number of additional risks, including (i) a failure or wearing out of our or our landfill operators’, counterparties’ or utilities’ equipment; (ii) an inability to find suitable replacement equipment or parts; (iii) less than expected supply or quality of the project’s source of biogas and faster than expected diminishment of such biogas supply; or (iv) volume disruption in our fuel supply collection system. As a result, the volume of Renewable Power or RNG generated from such sites may in the future vary from our initial estimates, and those variations may be material. In addition, we have in the past incurred, and may in the future incur, material asset impairment charges if any of our Biogas Conversion Projects incur operational issues that indicate our expected future cash flows from the relevant project are less than the project’s carrying value. Any such impairment charge could adversely affect our operating results in the period in which the charge is recorded.

In addition, in order to maximize collection of landfill gas, we may need to take various measures, such as drilling additional gas wells in the landfill sites to increase landfill gas collection, balancing the pressure on the gas field based on the data collected by the landfill site operator from the gas wells to ensure optimum landfill gas utilization and ensuring that we match availability of engines and related equipment to availability of landfill gas. There can be no guarantee that we will be able to take all necessary measures to maximize collection. In addition, the landfill gas available to our LFG projects is dependent in part on the actions of the landfill site owners and operators. We may not be able to ensure the responsible management of the landfill site by owners and operators, which may result in less than optimal gas generation or increase the likelihood of “hot spots” occurring. Hot spots can temporarily reduce the volume of gas that may be collected from a landfill site, resulting in a lower gas yield.

Biogas projects utilizing other types of feedstock, specifically livestock waste and dairy farm projects, typically produce significantly less RNG than landfill facilities. As a result, the commercial viability of such projects is more dependent on various factors and market forces outside of our control, such as changes to law or regulations that could affect the value of such projects or the incentives available to them. In addition, there are other factors currently unknown to us that may affect the commercial viability of other types of feedstock. Moreover, fluctuations in manure supply, the end use markets and the spread of diseases among herds could have a material impact on the success and completion of our Biogas Conversion Projects. As such, continued expansion into other types of feedstock could adversely affect our business, financial condition, and results of operations.

Our business plans include expanding from Renewable Power and RNG production projects into additional transportation-related infrastructure, including production and development of hydrogen vehicle fueling stations. Any such expansions may present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors in the markets into which we wish to expand.

We currently operate Biogas Conversion Projects that convert primarily landfill biogas into Renewable Power and RNG. However, we are actively developing projects that use anaerobic digesters to capture and convert emissions into low-carbon RNG, electricity and green hydrogen, and may expand into additional feedstocks in the future. We are also actively developing hydrogen fueling infrastructure. In addition, we are actively considering expansion into other lines of business, including carbon sequestration and Renewable Power for our projects, and the production of green hydrogen. These initiatives could expose us to increased operating costs, unforeseen liabilities or risks, and regulatory and environmental concerns associated with entering new sectors of the energy industry, including requiring a disproportionate amount of our management’s attention and resources, which could have an adverse impact on our business as well as place us at a competitive disadvantage relative to more established non-LFG market participants.

Sequestering carbon dioxide is subject to numerous laws and regulations with uncertain permitting timelines and costs. We also intend to explore the production of renewable hydrogen sourced from a number of our projects’ RNG, and we may enter into long-term fixed price off-take contracts for green hydrogen that we may produce at our projects. We are currently working with a leading developer of on-site hydrogen generators to put in place construction design and services agreements in order to develop hydrogen gas-as-a-service offerings at Fueling Stations. We do not have an operating history in the green hydrogen market and our forward projections are based on uncertain operations in the future.

Some LFG projects in which we might invest in the future may be subject to cost-of-service rate regulation, which would limit our potential revenue from such LFG projects. If we invest, directly or indirectly, in an electric transmitting LFG project that allows us to exercise transmission market power, FERC could require our affiliates with MBR Authority to implement mitigation measures as a condition of maintaining our or our affiliates’ MBR Authority. FERC regulations limit using a transmission project for proprietary purposes, and we may be required to offer others (including competitors) open-access to our transmission asset, should we acquire one. Such acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Our gas and manure rights agreements for Biogas Conversion Projects are subject to certain conditions. A failure to satisfy such conditions could result in the loss of such rights.

Our gas and manure rights agreements for Biogas Conversion Projects generally require that we achieve commercial operations for a project as of a specified date. If we do not satisfy such a deadline, the agreement may be terminated at the option of the biogas conversion project site owner without any reimbursement of any portion of the purchase price paid for the gas or manure rights or any other amounts we have invested in the project. Delays in construction or delivery of equipment may result in our failing to meet the commercial operations deadline in a gas or manure rights agreement. The denial or loss of a permit essential to a Biogas Conversion Project could impair our ability to construct or operate a project as required under the relevant agreement. Delays in the review and permitting process for a project can also impair or delay our ability to construct or acquire a project and satisfy any commercial operations deadlines, or increase the cost such that the project is no longer attractive to us.

Furthermore, certain of our gas and manure rights agreements for Biogas Conversion Projects require us to purchase a certain amount of LFG and manure, respectively. Any issues with our production at the corresponding projects, including due to weather, unplanned outages or transmission problems, to the extent not caused by the landfill or dairy farm, or covered by force majeure provisions in the relevant agreement, could result in failure to purchase the required amount of LFG or manure and the loss of these gas rights. Our gas and manure rights agreements often grant us the right to build additional generation capacity in the event of increased supply, but failure to use such increased supply after a prescribed period of time can result in the loss of these rights. In addition, we typically need approval from landfill owners in order to implement Renewable Power-to-RNG conversion projects, and we are also dependent on landfill owners for additional gas rights as well as land leases and easements for these conversion projects.

Additional Risk Factors Relating to Our Dispensing Business

Our commercial success depends in part on our ability to identify, acquire, develop and operate public and private Fueling Stations for public and commercial fleet vehicles in order to dispense RNG for use as vehicle fuel and generate the associated Environmental Attributes.

Our specific focus on RNG to be used as a transportation fuel in the U.S. exposes us to risks related to the supply of and demand for RNG and the associated Environmental Attributes, the cost of capital expenditures, governmental regulation, and economic conditions, among other factors. As an RNG dispenser we may also be negatively affected by lower RNG production resulting from lack of feedstock, mechanical breakdowns, faulty technology, competitive markets or changes to the laws and regulations that mandate the use of renewable energy sources.

In addition, other factors related to the development and operation of renewable energy projects could adversely affect our business, including: (i) changes in pipeline gas quality standards or other regulatory changes that may limit our ability to transport RNG on pipelines or increase the costs of processing RNG; (ii) construction risks, including the risk of delay, that may arise because of inclement weather or labor disruptions; (iii) operating risks and the effect of disruptions on our business; (iv) budget overruns and exposure to liabilities because of unforeseen environmental, construction, technological or other complications; (v) failures or delays in obtaining desired or necessary rights, including leases and feedstock agreements; and (vi) failures or delays in obtaining and keeping in good standing permits, authorizations and consents from local city, county, state and US federal government agencies and organizations. Any of these factors could prevent completion or operation of projects, or otherwise adversely affect our business, financial condition, and results of operations.

Our success is dependent on the willingness of commercial fleets and other counterparties to adopt, and continue use of RNG, which may not occur in a timely manner, at expected levels or at all. Our vehicle fleet counterparties may choose to invest in renewable vehicle fuels other than RNG.

Our success is highly dependent on the adoption by commercial fleets and other consumers of natural gas vehicle fuels, which has been slow, volatile and unpredictable in many sectors. For example, adoption and deployment of natural gas in heavy and medium-duty trucking has been slower and more limited than we anticipated. Also, other important fleet markets, including airports and public transit, had slower than expected volume and customer growth in 2018, 2019 and 2020, which was largely reversed in 2021, but may continue into 2022 and beyond. If the market for natural gas vehicle fuels does not develop at improved rates or levels, or if a market develops but we are not able to capture a significant share of the market or the market subsequently declines, our business, growth potential, financial condition, and operating results would be harmed.

Additional factors that may influence the adoption of natural gas vehicle fuels, many of which are beyond our control, include, among others:

•        Lack of demand for trucks that use natural gas vehicle fuels due to business disruptions and depressed oil prices;

•        Adoption of governmental policies or programs or increased publicity or popular sentiment in favor of vehicles or fuels other than natural gas, including long-standing support for gasoline and diesel-powered vehicles, changes to emissions requirements applicable to vehicles powered by gasoline, diesel, natural gas, or other vehicle fuels and/or growing support for electric and hydrogen-powered vehicles;

•        Perceptions about the benefits of natural gas vehicle fuels relative to gasoline, diesel and other alternative vehicle fuels, including with respect to factors such as supply, cost savings, environmental benefits and safety;

•        The volatility in the supply, demand, use and prices of crude oil, gasoline, diesel, RNG, natural gas and other vehicle fuels, such as electricity, hydrogen, renewable diesel, biodiesel and ethanol;

•        Inertia among fleets and fleet vehicle operators, who may be unable or unwilling to prioritize converting a fleet to our vehicle fuels over an operator’s other general business concerns, particularly if the operator is not sufficiently incentivized by emissions regulations or other requirements or lacks demand for the conversion from its counterparties or drivers;

•        Vehicle cost, fuel efficiency, availability, quality, safety, convenience (to fuel and service), design, performance and residual value, as well as operator perception with respect to these factors, generally and in our key customer markets and relative to comparable vehicles powered by other fuels;

•        The development, production, cost, availability, performance, sales and marketing and reputation of engines that are well-suited for the vehicles used in our key customer markets, including heavy and medium-duty trucks and other fleets;

•        Increasing competition in the market for vehicle fuels generally, and the nature and effect of competitive developments in such market, including improvements in or perceived advantages of other vehicle fuels and engines powered by such fuels;

•        The availability and effect of environmental, tax or other governmental regulations, programs or incentives that promote our products or other alternatives as a vehicle fuel, including certain programs under which we generate Environmental Attributes by selling RNG as a vehicle fuel, as well as the market prices for such credits; and

•        Emissions and other environmental regulations and pressures on producing, transporting, and dispensing our fuels.

In June 2020, CARB adopted the Advanced Clean Trucks regulation, which requires manufacturers to sell a gradually increasing proportion of zero-emission electric trucks, vans and pickup trucks from 2024 onwards. By the year 2045, the Advanced Clean Trucks regulation seeks to have every new commercial vehicle sold in California be zero-emissions. Further, in September 2020, the Governor of the State of California issued the September 2020 Executive Order providing that it shall be the goal of California that (i) 100% of in-state sales of new passenger cars and trucks will be zero-emission by 2035, (ii) 100% of medium- and heavy-duty vehicles in California will be zero-emission by 2045 for all operations, where feasible, and by 2035 for drayage trucks, and (iii) the state will transition to 100% zero-emission off-road vehicles and equipment by 2035 where feasible. The September 2020 Executive Order also directed CARB to develop and propose regulations and strategies aimed at achieving the foregoing goals. Among other things, we believe the intent of the Advanced Clean Trucks regulation and the September 2020 Executive Order is to limit and ultimately discontinue the production and use of internal combustion engines because such engines have “tailpipe” emissions. If either the Advanced Clean Trucks regulation or any additional regulations adopted by CARB, including because of the September 2020 Executive Order, is permitted to take effect, it may slow, delay or prevent the adoption by fleets and other commercial consumers of our vehicle fuels, particularly in California. Moreover, because of the adoption of the Advanced Clean Trucks regulation and the issuance of the September 2020 Executive Order, other states have taken steps to enact similar regulations, which actions may accelerate if either regulation is permitted to take effect, thereby slowing, delaying or preventing the adoption of our vehicle fuels in those states as well.

Acquisition, financing, construction, and development of Fueling Station projects by us or our partners that own projects may not commence on anticipated timelines or at all.

Our strategy is to continue to expand, including through the acquisition of additional Fueling Station projects and by signing additional supply agreements with third party project owner partners. From time to time we and our partners enter into nonbinding letters of intent for projects. Until the negotiations are final, however, and the parties have executed definitive documentation, we or our partners may not be able to consummate any development or acquisition transactions, or any other similar arrangements, on the terms set forth in the applicable letter of intent or at all.

The acquisition, financing, construction and development of projects involves numerous risks, including:

•        difficulties in identifying, obtaining, and permitting suitable sites for new projects;

•        failure to obtain all necessary rights to land access and use;

•        inaccuracy of assumptions with respect to the cost and schedule for completing construction;

•        inaccuracy of assumptions with respect to the biogas potential, including quality, volume, and asset life;

•        the ability to obtain financing for a project on acceptable terms or at all;

•        delays in deliveries or increases in the price of equipment or other materials;

•        permitting and other regulatory issues, license revocation and changes in legal requirements;

•        increases in the cost of labor, labor disputes and work stoppages or the inability to find an adequate supply of workers;

•        failure to receive quality and timely performance of third-party services;

•        unforeseen engineering and environmental problems;

•        cost overruns or supply chain disruptions;

•        accidents involving personal injury or the loss of life

•        weather conditions, health crises, pandemics, catastrophic events, including fires, explosions, earthquakes, droughts and acts of terrorism, and other force majeure events; and

•        interconnection and access to utilities.

In addition, new projects have no operating history. A new project may be unable to fund principal and interest payments under its debt service obligations or may operate at a loss.

Our Fueling Station construction activities for commercial fleets and other counterparties are subject to business and operational risks, including predicting demand in a particular market or markets, land use, permitting or zoning difficulties, responsibility for actions of sub-contractors on jobs in which we serve as general contractor, potential labor shortages due to the COVID-19 pandemic or otherwise, and cost overruns.

As part of our business activities, we design and construct Fueling Stations that we either own and operate ourselves or provide these services for our counterparties. These activities require a significant amount of judgment in determining where to build and open Fueling Stations, including predictions about fuel demand that may not be accurate for any of the locations we target. As a result, we may build Fueling Stations that we may not open for fueling operations, and we may open Fueling Stations that fail to generate the volume or profitability levels we anticipate, either or both of which could occur due to a lack of sufficient customer demand at the specific locations or for other reasons. For any Fueling Stations that are completed but unopened, we would have substantial investments in assets that do not produce revenue, and for Fueling Stations that are open and underperforming, we may decide to close them.

We also face many operational challenges in connection with our Fueling Station design and construction activities. For example, we may not be able to identify suitable locations for the Fueling Stations we or our counterparties seek to build. Additionally, even if preferred sites can be located, we may encounter land use or zoning difficulties, problems with utility services, challenges obtaining and retaining required permits and approvals or local resistance, including due to reduced operations of permitting agencies because of the ongoing COVID-19 pandemic, any of which could prevent us or our counterparties from building new stations on such sites or limit or restrict the use of new or existing stations. Any such difficulties, resistance or limitations or any failure to comply with local permit, land use or zoning requirements could restrict our activities or expose us to fines, reputational damage or other liabilities, which would harm our business and results of operations.

In addition, we act as the general contractor and construction manager for new Fueling Station construction and facility modification projects, and we typically rely on licensed subcontractors to perform the construction work. We may be liable for any damage we or our subcontractors cause or for injuries suffered by our employees or our subcontractors’ employees during the course of work on our projects. Additionally, shortages of skilled subcontractor labor and any supply chain disruptions affecting access to and cost of construction materials could significantly delay a project or otherwise increase our costs. Further, our expected profit from a project is based in part on assumptions about the cost of the project, and cost overruns, delays or other execution issues may, in the case of projects we complete and sell to counterparties, result in our failure to achieve our expected margins or cover our costs, and in the case of projects we build and own, result in our failure to achieve an acceptable rate of return. If any of these events occur, our business, operating results and cash flows could be negatively affected.

Additional Risk Factors Relating to Our Business in General

Certain of our Biogas Conversion Projects and Fueling Stations are newly constructed or are under construction and may not perform as we expect.

We have a number of Biogas Conversion Projects under construction that will begin production over the next 18-24 months. Therefore, our expectations of the operating performance of these facilities are based on assumptions and estimates made without the benefit of operating history. Our projections with respect to our new and developing projects, and related estimates and assumptions, are based on limited or future operating history. These facilities also include digesters under development for which we have no operating history. The ability of these facilities to meet our performance expectations is subject to the risks inherent in newly constructed energy generation and RNG production facilities and the construction of such facilities, including delays or problems in construction, degradation of equipment in excess of our expectations, system failures, and outages. The failure of these facilities to perform as we expect could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our contracts with government entities may be subject to unique risks, including possible termination of or reduction in the governmental programs under which we operate, instances in which our contract provisions allow the government entity to terminate, amend or change terms at their convenience, and competitive bidding processes for the award of contracts.

We have, and expect to continue to seek, long-term Fueling Station construction, maintenance and fuel sale contracts with various government entities. In addition to normal business risks, including the other risks discussed in these risk factors, our contracts with government entities are often subject to unique risks, some of which are beyond our control. For example, long-term government contracts and related orders are subject to cancellation if adequate appropriations for subsequent performance periods are not made. Further, the termination of funding for a government program supporting any of our government contracts could result in the loss of anticipated future revenue attributable to such contract. Moreover, government entities with which we contract are often able to modify, curtail or terminate contracts with us at their convenience and without prior notice, and would only be required to pay for work completed and commitments made at or prior to the time of termination.

In addition, government contracts are frequently awarded only after competitive bidding processes, which are often protracted. In many cases, unsuccessful bidders for government contracts are provided the opportunity to formally protest the contract awards through various agencies or other administrative and judicial channels. The protest process may substantially delay a successful bidder’s contract performance, result in cancellation of the contract award entirely and distract management. As a result, we may not be awarded contracts for which we bid, and substantial delays or cancellation of government contracts may follow any successful bids as a result of any protests by other bidders. The occurrence of any of these risks could have a material adverse effect on our results of operations and financial condition.

Our level of indebtedness and preferred units redemption obligations could adversely affect our ability to raise additional capital to fund our operations and acquisitions. It could also expose us to the risk of increased interest rates and limit our ability to react to changes in the economy or our industry. We may be unable to obtain additional financing to fund our operations or growth following consummation of the Business Combination.

After giving effect to the Business Combination and certain other related transactions, our pro forma consolidated indebtedness as of March 31, 2022 would have been approximately $214.2 million, or approximately 27.6% of our total pro forma capitalization of $775.0 million (assuming no redemptions) at such date or approximately 44.2% of our total pro forma capitalization of $484.4 million (assuming maximum redemptions while maintaining the Minimum Cash Proceeds and the minimum net tangible assets pursuant to the BCA) at such date. See “Unaudited Pro Forma Combined Financial Information” elsewhere in this proxy statement/prospectus for a discussion of the related pro forma adjustments and assumptions. Additionally, on November 29, 2021, OPAL Fuels and Hillman entered into an Exchange Agreement pursuant to which OPAL Fuels issued to Hillman Series A-1 Preferred Units, which are redeemable after four years at the option of Hillman for an aggregate redemption price of $30,000,000 plus accrued and unpaid dividends thereon. In addition, OPAL expects to draw down the full amount on NextEra’s $100.0 million subscription commitment prior to Closing and will issue to NextEra 1,000,000 Series A Preferred Units, which are redeemable after four years at the option of NextEra for an aggregate redemption price of $100.0 million plus accrued and unpaid dividends thereon.

Our substantial indebtedness and preferred units redemption obligations could have important consequences, including, for example:

•        being required to accept then-prevailing market terms in connection with any required refinancing of such indebtedness or redemption obligations, which may be less favorable than existing terms;

•        failure to refinance, or to comply with the covenants in the agreements governing, these obligations could result in an event of default under those agreements, which could be difficult to cure or result in our bankruptcy;

•        our debt service and dividend obligations require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt and dividends on our preferred units, thereby reducing the funds available to us and our ability to borrow to operate and grow our business;

•        our limited financial flexibility could reduce our ability to plan for and react to unexpected opportunities; and

•        our substantial debt service obligations make us vulnerable to adverse changes in general economic, credit and capital markets, industry and competitive conditions and adverse changes in government regulation and place us at a disadvantage compared with competitors with less debt or mandatorily redeemable preferred units.

Any of these consequences could have a material adverse effect on our business, financial condition and results of operations. If we do not comply with our obligations under our debt instruments or with respect to our preferred units, we may be required to refinance all or part of our existing debt and preferred units, borrow additional amounts or sell securities, which we may not be able to do on favorable terms or at all. In addition, increases in interest and dividend rates and changes in debt and preferred equity covenants may reduce the amounts that we can borrow or otherwise finance, reduce our cash flows and increase the equity investment we may be required to make to complete construction of our Biogas Conversion Projects and Fueling Stations. These increases could cause some of our projects to become economically unattractive. If we are unable to raise additional capital or generate sufficient operating cash flow to repay our indebtedness and preferred unit obligations, we could be in default under our lending agreements and preferred unit designations and could be required to delay construction of new projects, reduce overhead costs, reduce the scope of our projects or abandon or sell some or all of our projects, all of which could have a material adverse effect on our business, financial condition and results of operations.

Our existing credit facilities contain financial covenants and our credit facilities and preferred unit designations contain other restrictive covenants that limit our ability to return capital to equity holders or otherwise engage in activities that may be in our long-term best interests. Our inability to comply with those covenants could result in an event of default or material breach which, if not cured or waived, may entitle the related lenders or preferred unit holders to higher interest or dividend payment to demand repayment or enforce their security interests (in the case of indebtedness) and other remedies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness. Further, in certain circumstances following a failure to timely redeem our Series A Preferred Units, holders of such Series A Preferred Units have the right to designate a director to our board of directors.

In connection with certain project development opportunities, we have utilized project-level financing in the past and may need to do so again in the future; however, we may not be able to obtain such financing on commercially reasonable terms or at all. The agreements governing such financings typically contain financial and other restrictive covenants that limit a project subsidiary’s ability to make distributions to its parent or otherwise engage in activities that may be in its long-term best interests. Project-level financing agreements generally prohibit distributions from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios or a facility achieving commercial operations. Our inability to comply with such covenants may prevent cash distributions by the particular project or projects to us and could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests, which could result in a loss of project assets and/or otherwise have a material adverse effect on our business, results of operations and financial condition.

In accordance with applicable FASB standards, management has concluded there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of OPAL Fuels to continue as a going concern without the implementation of various mitigation steps identified by management of OPAL Fuels, including consummation of the Business Combination.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Under the new standard, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

In performing the first step of this assessment, we concluded that the following conditions raise substantial doubt about our ability to meet our financial obligations as they come due within one year after the date that the financial statements are issued:

•        We have history of net losses from our operations. We have retained earnings of $10,758 as of March 31, 2022 and cash used in operating activities of $8,985 for the three months ended March 31, 2022;

•        Our cash balance as of March 31, 2022 was $52,966, out of which $2,750 is restricted;

•        We have $95,478 of our outstanding debt coming due in 2022;

•        We also considered our projected capital expenditures to fund our growth plans.

In performing the second step of this assessment, we are required to evaluate whether our plans to mitigate the above conditions alleviate the substantial doubt about our ability to meet our obligations as they become due within one year after the date of financial statements are issued. We list below our plans to alleviate the substantial doubt:

•        We have closed on a delayed draw term loan A for an aggregate amount of $125,000 with a syndicate of lenders, led by Bank of America as book runner and agent. $90,000 was available at closing and the remaining $35,000 becomes available in the second half of 2022 as three more facilities become operational. Pursuant to the closing of the facility, we drew down $75,000 in October 2021 and an additional $15,000 in the first quarter of 2022.

•        We have closed a preferred equity investment of $100,000 with NextEra. The $100,000 is available for us at our discretion to be drawn in $10,000 increments through June 30, 2022. We have issued 250,000 of Series A redeemable preferred units and drawn $25,000 during the first quarter of 2022 and an additional $50,000 subsequent to the quarter end.

•        We have announced a business combination with ArcLight Clean Transition Corp II (“Arclight”), a SPAC that trades on the NASDAQ under the ticker “ACTD” (the “Business Combination”). We expect to raise net proceeds of approximately $301,483, after associated transaction costs assuming no redemptions and $10,902 assuming maximum redemptions in which maximum 28,698,800 Arclight Clean Transition Corp II Class A ordinary shares are redeemed. On May 13, 2022, each of BofA Securities, Inc. (“BofA”), Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Citigroup Global Markets Inc. (“Citi”) delivered to ArcLight and OPAL Fuels notices of resignation of their roles as placement agents in connection with the PIPE Investment and with respect to BofA and Credit Suisse, their roles as financial advisors to the Company in connection with the Business Combination. On May 14, 2022, Barclays Capital Inc. (“Barclays” together with BofA, Credit Suisse and Citi, the “Advisors”) delivered to ArcLight and the Company a notice of resignation of its role as placement agent in connection with the PIPE Investment to ArcLight. Each of the Advisors waived all right to fees under their respective placement agent and financial advisory agreements with ArcLight and the Company. In addition, each of Barclays and Citi terminated, and waived any right to receive deferred underwriting commissions. The aggregate amount of fees and underwriting commissions waived by the Advisors is approximately $24,900.

•        Additionally, we raised a PIPE investment of $125,000 which would be available for us upon the closing of the proposed Business Combination. Subsequent to the quarter end, we received extensions from our PIPE investors of $110,860, which allows us up to July 29, 2022 for the closing of the Business Combination. Therefore, we expect to receive only $110,860 from our PIPE investment and PIPE investment amounting to $14,140 would expire in case we fail to close the proposed Business Combination by May 29, 2022.

•        A significant portion of our projected revenues for 2022 are already under existing fixed contract arrangements.

•        We have ability to postpone our uncommitted capital expenditures without significantly impacting our revenue generation capabilities for the upcoming 12 months from the date of the financial statements are issued.

•        We believe that we would be able to pay the debt coming due in 2022 with the availability under the existing facilities together with the cash on hand and cash flows from operations.

We acknowledge that we face a challenging competitive environment and we continue to focus on our overall profitability and manage our extensive growth plans. We believe that the actions taken in 2021 with capital raises, the proposed Business Combination and significant growth in the projected cash flows from operating activities are probable of occurring and mitigate the substantial doubt raised, and we believe we will be able to satisfy our liquidity needs 12 months from the date of the issuance of the financial statements. However, we cannot predict, with certainty, the outcomes of our actions to generate liquidity including consummation of the contemplated Business Combination. Further, any decrease in demand for our products or our ability to manage our production facilities, could impact our ability to fund our operations and meet the obligations under the existing debt facilities as they come due and meet the debt covenants.

To fuel future growth, we may seek additional capital through equity offerings or debt financings. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our project development efforts. We may be unable to obtain any such additional financing on acceptable terms or at all. Our ability to access capital when needed is not assured and, if capital is not available when, and in the amounts, needed, we could be required to delay, scale back, or abandon some or all of our development programs and other operations, which could materially harm our business, prospects, financial condition, and operating results.

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to our ability to continue as a going concern.

Liabilities and costs associated with hazardous materials and contamination and other environmental conditions may require us to conduct investigations or remediation at the properties underlying our projects, may adversely impact the value of our projects or the underlying properties, and may expose us to liabilities to third parties.

We may incur liabilities for the investigation and cleanup of any environmental contamination at the properties underlying or adjacent to our projects, or at off-site locations where we arrange for the disposal of hazardous substances or wastes. Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and other federal, state and local laws, an owner or operator of a property may become liable for costs of investigation and remediation, and for damages to natural resources. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances or whether the conduct giving rise to the release was legal at the time when it occurred. In addition, liability under certain of these laws is joint and several, which means that we may be assigned liabilities for hazardous substance conditions that exceed our action contributions to the contamination conditions. We also may be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. We may incur substantial investigation costs, remediation costs or other damages, thus harming our business, financial condition and results of operations, as a result of the presence or release of hazardous substances at locations where we operate or as a result of our own operations.

The presence of environmental contamination at a project may adversely affect an owner’s ability to sell such project or borrow funds using the project as collateral. To the extent that an owner of the real property underlying one of our projects becomes liable with respect to contamination at the real property, the ability of the owner to make payments to us may be adversely affected.

We may also face liabilities in cases of exposure to hazardous materials, and claims for such exposure can be brought by any third party, including workers, employees, contractors and the general public. Claims can be asserted by such persons relating to personal injury or property damage, and resolving such claims can be expensive and time consuming, even if there is little or no basis for the claim.

We have a history of accounting losses and may incur additional losses in the future.

OPAL and its predecessor companies have incurred net losses historically, including a net loss of $4.9 million for the three months ended March 31, 2022, net income attributable to OPAL Fuels LLC of $41.4 million for the year ended December 31, 2021 and net loss of $25.4 million for the year ended December 31, 2020, respectively. We may incur losses in future periods, and we may never sustain profitability, either of which would adversely affect our business, prospects and financial condition and may cause the price of New OPAL Common Stock to fall. Furthermore, historical losses may not be indicative of future losses due to many factors outside of our control including but not limited to the unpredictability of the COVID-19 pandemic, and our future losses may be greater than our past losses. In addition, to try to achieve or sustain profitability, we may choose or be forced to take actions that result in material costs or material asset or goodwill impairments. We review our assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable, and we perform a goodwill impairment test on an annual basis and between annual tests in certain circumstances, in each case in accordance with applicable accounting guidance and as described in the financial statements and notes to the financial statements included in this report. Changes to the use of our assets, divestitures, changes to the structure of our business, significant negative industry or economic trends, disruptions to our operations, inability to effectively integrate any acquired businesses, further market capitalization declines, or other similar actions or conditions could result in additional asset impairment or goodwill impairment charges or other adverse consequences, any of which could have material adverse effects on our financial condition, our results of operations and the trading price of New OPAL Common Stock.

Loss of our key management could adversely affect our business performance. The Combined Company’s management team has limited experience in operating a public company such as New OPAL.

We are dependent on the efforts of our key management. Although we believe qualified replacements could be found for any departures of key executives, the loss of their services could adversely affect our performance and the value of our common shares.

The COVID-19 pandemic and measures intended to reduce its spread have, and may continue to, adversely affect our business, results of operations and financial condition.

Beginning in late 2019, a novel strain of coronavirus (COVID-19) spread throughout the world, including the U.S., ultimately being declared a pandemic. Global health concerns and increased efforts to reduce the spread of the COVID-19 pandemic prompted federal, state and local governments to restrict normal daily activities, which resulted in lockdowns, travel bans, quarantines, “shelter-in-place” orders requiring individuals to remain in their homes other than to conduct essential services or activities, business limitations and shutdowns (subject to exceptions for certain essential operations and businesses, including our business). Some of these governmental restrictions have since been scaled back or lifted, although an increase in the prevalence of COVID-19 cases and the spread of new variants may result in the re-imposition of certain restrictions and may lead to other restrictions being implemented in response to efforts to reduce the spread of COVID-19. Given the dynamic nature of these circumstances and the related adverse impact these restrictions have had, and may continue to have, on the economy generally, our business and financial results may continue to be adversely affected by the COVID-19 pandemic.

Our operations have been designated “essential critical infrastructure work” in the energy sector by the U.S. Department of Homeland Security, meaning that we have been able to continue full operations. Despite our essential designation and our continued operations, however, we are subject to various risk and uncertainties because of the COVID-19 pandemic that could materially adversely affect our business, results of operations and financial condition, including the following:

•        a further delay in the adoption of natural gas vehicle fuels by heavy-duty trucks and/or a delay in increasing the use of our vehicle fuels;

•        a continued or further decrease in the volume of truck and fleet operations, including shuttle busses at airports, and lower-than-normal levels of public transportation generally, which have resulted in, and may continue to result in, decreased demand for our vehicle fuels;

•        the impact of business disruptions on the production of vehicles and engines that use our fuels, which has resulted in, and may continue to result in, plant closures, decreased manufacturing capacity, and delays in deliveries; and

•        depressed oil and diesel prices, especially relative to natural gas prices and for a prolonged period, which may decrease the price-related incentive for operators to adopt trucks that use our vehicle fuels.

The duration and extent of the impact of the COVID-19 pandemic on our business and financial results will depend on future developments, including the duration, severity and spread of the COVID-19 pandemic, actions taken to contain its spread, any further resurgence of COVID-19, the severity and transmission rates of new variants of COVID-19, the availability, distribution and efficacy of vaccines and therapeutics for COVID-19 and how quickly and to what extent normal economic and operating conditions can (and will) resume within the markets in which we operate, each of which are highly uncertain at this time and are outside of our control. Even after the COVID-19 pandemic subsides, we may continue to experience adverse effects to our business and financial results because of its global economic impact, including any economic downturn or recession that has occurred or may occur. The adverse effect of the COVID-19 pandemic on our business, results of operations and financial condition could be material.

Integration and Other Risks of the Combined Company

Some relationships with our counterparties and suppliers may experience disruptions in connection with the Business Combination, which may limit the Combined Company’s business.

Parties with which OPAL currently does business or the Combined Company may do business in the future, including our counterparties and suppliers, may experience uncertainty associated with the Business Combination, including with respect to current or future business relationships with the Combined Company. As a result, the business relationships of the Combined Company may be subject to disruptions if our counterparties and suppliers or others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than the Combined Company. For example, certain of our counterparties, suppliers and third-party providers may have contractual consent rights or termination rights that may be triggered by a change of control or assignment of the rights and obligations of contracts that will be transferred in the Business Combination. These disruptions could harm relationships with our existing third parties with whom we have relationships and preclude the Combined Company from attracting new third parties, all of which could have a material adverse effect on the Combined Company’s business, financial condition and results of operations, cash flows, and/or share price. The effect of such disruptions could be exacerbated by a delay in the consummation of the Business Combination.

OPAL’s operations may be restricted during the pendency of the Business Combination pursuant to the terms of the Business Combination Agreement.

During the period after execution of the Business Combination Agreement and prior to the consummation of the Business Combination, under the Business Combination Agreement, OPAL is subject to customary interim operating covenants relating to carrying on its business in the ordinary course of business and is also subject to customary restrictions on actions that may be taken during such period. As a result, OPAL may be unable, during such period, to make certain acquisitions and capital expenditures, borrow money and otherwise pursue other actions, even if such actions would prove beneficial to the Combined Company.

We have identified material weaknesses in OPAL’s internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, the Combined Company may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect the Combined Company’s business and stock price.

In connection with the preparation and audit of OPAL’s consolidated financial statements for each of the years ended December 31, 2021, 2020 and 2019, material weaknesses were identified in OPAL’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim consolidated financial statements will not be prevented, or detected and corrected, on a timely basis. These material weaknesses were as follows:

•        There is a lack of an adequate control environment, including internal communications, to allow for timeliness of reviews for the accounting and disclosures of significant and unusual transactions and contracts;

•        There is a lack of appropriate segregation of duties and appropriate access controls as certain employees have the ability to prepare and post journal entries while other employees have inappropriate access to certain financial systems. For various transactions and account reconciliations, the same person was the originator and preparer of financial information without further review by an independent person with sufficient accounting and/or financial reporting competence and authority;

•        The Company did not have timely and effective reviews over standard account reconciliations and related accounting analysis which resulted in various audit adjustments that the Company corrected; and

•        Review controls over application of ASC-606 were not designed and implemented appropriately during the current year.

These material weaknesses could result in a misstatement of substantially all of OPAL’s accounts or disclosures that would result in a material misstatement to its or the Combined Company’s annual or interim financial statements that would not be prevented or detected.

OPAL has begun developing and executing on a plan to remediate these material weaknesses in anticipation of the consummation of the Business Combination, including the hiring of a Chief Financial Officer and a Chief Accounting Officer. When finally implemented, OPAL’s remediation plan may include measures such as: hiring additional accounting and financial reporting personnel with appropriate technical accounting knowledge and public company experience in financial reporting; designing and implementing formal processes, policies and procedures supporting OPAL’s financial close process, including creating standard balance sheet reconciliation templates and journal entry controls; and designing and implementing controls to formalize roles and review responsibilities to align with OPAL’s team’s skills and experience in designing and implementing formal controls over segregation of duties.

While OPAL believes these efforts are likely to remediate the material weaknesses, OPAL may not be able to complete its evaluation, testing or any required remediation in a timely fashion, or at all. The effectiveness of the Combined Company’s internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If the Combined Company is unable to remediate OPAL’s material weaknesses, the Combined Company’s ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, may adversely affect the Combined Company’s reputation and business and the market price of the Combined Company’s Common Stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of the Combined Company’s securities and harm to the Combined Company’s reputation and financial condition, or diversion of financial and management resources from the operation of the Combined Company’s business.

The Combined Company’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it following consummation of the Business Combination could have a material adverse effect on its business.

OPAL is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following consummation of the Business Combination, the Combined Company will be required to provide management’s attestation on internal controls commencing with the Combined Company’s annual report for the year ending December 31, 2022 in accordance with applicable SEC guidance. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of OPAL as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable following consummation of the Business Combination. If the Combined Company is not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

Risks Related to the Business Combination and ArcLight

For purposes of this subsection entitled “Risks Related to the Business Combination and ArcLight” only, “we,” “us” or “our” refer to (i) ArcLight prior to the consummation of the Business Combination or (ii) New OPAL following the consummation of the Business Combination, unless the context otherwise requires.

Our Sponsor and independent directors have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and our independent directors have agreed to vote (or cause to be voted) or deliver a written consent (or cause a written consent to be delivered) covering all of their ArcLight Class A ordinary shares and ArcLight Class B ordinary shares that the Sponsor and our independent directors shall be entitled to so vote: (A) in favor of adoption and approval of the Business Combination Agreement, the transactions and any other proposals recommended by ArcLight’s Board in connection with the transaction as to which shareholders of ArcLight are called upon to vote or consent to; (B) against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of ArcLight or its Affiliates under the Business Combination Agreement or that would reasonably be expected to result in any of the conditions to ArcLight’s or any of its Affiliates’ obligations under the Business Combination Agreement not being fulfilled; and (C) against any ArcLight acquisition proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the transactions. The Sponsor and our independent directors have agreed to not take or commit or agree to take any action inconsistent with the foregoing. As of the date hereof, the Sponsor and our independent directors own approximately 20% of our total outstanding ArcLight ordinary shares.

If the conditions to the Business Combination Agreement are not met the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the shareholders of ArcLight, certain customary closing conditions, including, but not limited to, (i) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction prohibiting or preventing the consummation of the transactions contemplated by the Business Combination Agreement, (ii) the effectiveness of this proxy statement/prospectus in accordance with the provisions of the Securities Act, registering the New OPAL Class A Common Stock to be issued in connection with the Business Combination (excluding that which will be issued to the New OPAL Equityholders), (iii) OPAL Fuels’ and OPAL HoldCo’s approval (which was delivered concurrently with the signing of the Business Combination Agreement), (iv) the Aggregate Transaction Proceeds equaling no less than $225,000,000 and ArcLight having made arrangements for such amounts held in the Trust Account to be released from the Trust Account at the Closing, (v) the sum of all Unpaid ACT Expenses and all Unpaid ACT Liabilities (each as defined in the Business Combination Agreement) not exceeding $30,000,000, (vi) the conditional approval by Nasdaq of ArcLight’s initial listing application for the New OPAL Class A Common Stock to be issued in connection with the Business Combination, (vii) ArcLight having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining immediately after the Closing, (viii) no material adverse effect having occurred and be continuing, (ix) as of the Closing, the effectiveness of each of the agreements ancillary to the Business Combination Agreement, and (x) the Domestication having been consummated on the Closing Date prior to the Closing in accordance with the Business Combination Agreement and a time-stamped copy of the Certificate of Domestication issued by the Secretary of State of the State of Delaware in relation to the Domestication having been delivered to OPAL Fuels. For a list of the material closing conditions contained in the Business Combination Agreement, see the section entitled “The Business Combination Agreement — Conditions to Closing of the Business Combination Agreement.” ArcLight and New OPAL may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause ArcLight and New OPAL to each lose some or all of the intended benefits of the Business Combination.

Some of ArcLight’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether New OPAL is appropriate for ArcLight’s initial business combination.

The personal and financial interests of ArcLight’s Sponsor, officers and directors may influence or have influenced their motivation in identifying and selecting a target for the Business Combination, their support for completing the Business Combination and the operation of New OPAL following the Business Combination.

ArcLight’s Sponsor and independent directors own 7,639,076 and 140,000 ArcLight Class B ordinary shares, respectively, which were initially acquired prior to ArcLight’s IPO for an aggregate purchase price of $0.003 per share and ArcLight’s directors and officers have pecuniary interests in such ArcLight ordinary shares through their ownership interest in the Sponsor. Such shares had an aggregate market value of approximately $77,012,852 based on the last sale price of $9.90 per share on Nasdaq on May 26, 2022. In addition, the Sponsor purchased an aggregate of 9,223,261 ArcLight Private Placement Warrants, each exercisable for one ordinary share of ArcLight, for a purchase price of $9,223,261, or $1.00 per warrant. Such warrants had an aggregate market value of approximately $13,373,728 based on the last sale price of $1.45 per Public Warrant on Nasdaq on May 26, 2022. The Existing Organizational Documents require ArcLight to complete an initial business combination (which will be the Business Combination should it occur) within 24 months from the closing of the IPO, or March 25, 2023 (the “Combination Period”) (unless such date is extended in accordance with the Existing Organizational Documents). If the Business Combination is not completed and ArcLight is forced to wind up, dissolve and liquidate in accordance with the Existing Organizational Documents, the 7,639,076 and 140,000 ArcLight Class B ordinary shares currently held by ArcLight’s Sponsor, and independent directors, respectively, and the ArcLight Private Placement Warrants will be worthless (as the holders have waived liquidation rights with respect to such ArcLight ordinary shares). 763,907 of the ArcLight Class B ordinary shares held by Sponsor will be subject to forfeiture if not vested by the Sponsor Earnout End Date pursuant to the Sponsor Letter Agreement. See “The Business Combination Agreement — Sponsor Letter Agreement” for more information.

ArcLight’s Sponsor, directors and officers, and their respective Affiliates have incurred significant out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the Business Combination. At the Closing of the Business Combination, ArcLight’s Sponsor, directors and officers, and their respective Affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on ArcLight’s behalf such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. As of the record date, there were zero unreimbursed expenses due to ArcLight’s Sponsor, directors and officers, and their respective Affiliates. If an initial business combination is not completed prior to March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), ArcLight’s Sponsor, directors and officers, or any of their respective Affiliates will not be eligible for any such reimbursement.

The Sponsor and its affiliates are active investors across a number of different investment platforms, which ArcLight and the Sponsor believe improved the volume and quality of opportunities that were available to ArcLight. However, it also creates potential conflicts and the need to allocate investment opportunities across multiple investment vehicles. In order to provide the Sponsor with the flexibility to evaluate opportunities across these platforms, ArcLight’s Existing Organizational Documents provide that ArcLight renounces its interest in any business combination opportunity offered to any founder, director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of ArcLight and is an opportunity that ArcLight is able to complete on a reasonable basis. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives, including the fundraising needs of the target and the investment objectives of the investment vehicle. ArcLight is not aware of any such conflict or opportunity being presented to any founder, director or officer of ArcLight nor does it believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

In light of the foregoing, ArcLight’s Sponsor, directors and officers, and their respective Affiliates will receive material benefits from the completion of the Business Combination and may be incentivized to complete the Business Combination with OPAL Fuels rather than liquidate even if (i) OPAL Fuels is a less favorable target company or (ii) the terms of the Business Combination are less favorable to Public Shareholders. As a result, our Sponsor and directors and officers may have interests in the completion of the Business Combination that are materially different than, and may conflict with, the interests of Public Shareholders. Further, ArcLight’s Sponsor and independent directors who hold ArcLight Class B ordinary share may receive a positive return on the

ArcLight Class B ordinary share even if Public Shareholders experience a negative return on their investment after consummation of the Business Combination. The ArcLight Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Public Shareholders that they approve the Business Combination.

The Sponsor may receive a positive return on the 7,779,076 ArcLight Class B ordinary shares and 9,223,261 ArcLight Private Placement Warrants even if Public Shareholders experience a negative return on their investment after consummation of the Business Combination.

If ArcLight is able to complete a business combination within the required time period, the Sponsor may receive a positive return on the 7,779,076 ArcLight Class B ordinary shares (including 763,907 of such shares subject to forfeiture pursuant to the Sponsor Letter Agreement dated December 2, 2021), which were acquired by the Sponsor for an aggregate purchase price of $25,000 prior to the IPO, and the 9,223,261 ArcLight Private Placement Warrants, which were acquired for an aggregate purchase price of $9,223,261 (or $1.00 per warrant) concurrently with completion of the IPO, even if the Public Shareholders experience a negative return on their investment in the ArcLight Class A Ordinary Shares and the ArcLight Public Warrants after consummation of the Business Combination.

Pre-existing relationships between participants in the Business Combination and the related transactions or their Affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination.

Certain of the participants in the Business Combination and the PIPE Financing (as defined in the Business Combination Agreement) or their Affiliates have pre-existing relationships that could give rise to conflicts of interest in connection with the Business Combination and related transactions. For example, certain of the PIPE Investors (including one of the lead PIPE Investors), have interests in or are affiliated with investors in OPAL Fuels, as well as certain other contractual relationships with OPAL Fuels. Such PIPE investors have different considerations when choosing to make their investment, as a successful transaction may facilitate liquidity on their existing positions. Although no such arrangements exist, such investors may also hope that such investments will provide opportunities for influence or more favorable economic terms on their fund investments, which could impact the overall OPAL Fuels portion of New OPAL’s business. There is no guarantee such investors will continue to maintain their fund investments.

Even if such relationships do not create actual conflicts, the perception of conflicts in the press or the financial community generally could create negative publicity with respect to the Business Combination, which could adversely affect the business generated and the relationships of OPAL Fuels with their existing customers.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, may require ArcLight to agree to amend the Business Combination Agreement, to consent to certain actions taken by OPAL Fuels or to waive rights that ArcLight is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of OPAL Fuels’ respective businesses, a request by OPAL Fuels to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on OPAL Fuels’ business and would entitle ArcLight to terminate the Business Combination Agreement. In any of such circumstances, it would be at ArcLight’s discretion, acting through the ArcLight Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for ArcLight and its shareholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, ArcLight does not believe there will be any changes or waivers that ArcLight’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, ArcLight will circulate a new or amended proxy statement/prospectus and resolicit ArcLight’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

For the avoidance of doubt, neither ArcLight’s sponsor nor its Affiliates have any ownership interest in OPAL Fuels or any contractual relationship with OPAL Fuels prior to the completion of the Business Combination.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A Common Stock to drop significantly, even if New OPAL’s business is doing well.

Sales of a substantial number of shares of the New OPAL Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the New OPAL Class A Common Stock. Upon completion of the Business Combination, and assuming no election is made pursuant to the Business Combination Agreement that Ares receive New OPAL Class A Common Stock rather than New OPAL Class B Common Stock, the PIPE Investors will own approximately 22.2% of the outstanding shares of the New OPAL Class A Common Stock assuming no Public Shareholders redeem their ArcLight Class A ordinary shares in connection with the Business Combination or approximately 53.0% of the outstanding New OPAL Class A Common Stock assuming that 29,058,108 ArcLight Class A ordinary shares (being our estimate of the maximum number of ArcLight Class A ordinary shares that could be redeemed in connection with the Business Combination in order to satisfy the closing conditions contained in the Business Combination Agreement) are redeemed in connection with the Business Combination. While the PIPE Investors will agree, and will continue to be subject, to certain restrictions regarding the transfer of the New OPAL Class A Common Stock, these shares may be sold after the expiration of the applicable lock-up restrictions. We may file one or more registration statements prior to or shortly after the closing of the Business Combination to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of the New OPAL Class A Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

We and OPAL Fuels will incur transaction costs in connection with the Business Combination.

Each of ArcLight and OPAL Fuels has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. ArcLight and OPAL Fuels may also incur additional costs to retain key employees. ArcLight and OPAL Fuels will also incur significant legal, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the transactions. Some of these costs are payable regardless of whether the Business Combination is completed.

Subsequent to the completion of the Business Combination, New OPAL may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and its share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to OPAL Fuels has identified all material issues or risks associated with OPAL Fuels, its business or the industry in which it competes. Factors outside of the control of each of OPAL and ArcLight may, at any time, arise. As a result of these factors, we may incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or New OPAL. Accordingly, any shareholders of ArcLight who choose to remain New OPAL stockholders following the Business Combination could suffer a reduction in the value of their Public Shares and ArcLight Warrants. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

If the Business Combination is consummated, ArcLight’s shareholders will experience dilution.

Following completion of the Business Combination, ArcLight’s Public Shareholders will own approximately 15.8% of the fully diluted common equity of New OPAL (assuming that no shares of ArcLight’s Class A ordinary shares are elected to be redeemed by ArcLight’s Public Shareholders). If any shares of ArcLight Class A ordinary shares are redeemed in connection with the Business Combination, the percentage of New OPAL’s fully diluted common equity held by the current Public Shareholders of ArcLight will decrease relative to the percentage held if none of the ArcLight Class A ordinary shares are redeemed. To the extent that any of the outstanding ArcLight Warrants are exercised for shares of ArcLight Class A ordinary shares, ArcLight’s Public Shareholders may experience substantial dilution.

ArcLight has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to ArcLight from a financial point of view.

The ArcLight Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination. ArcLight is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price it is paying is fair to ArcLight from a financial point of view. In analyzing the Business Combination, the ArcLight Board and ArcLight’s management conducted due diligence on New OPAL and researched the industry in which New OPAL operates and concluded that the Business Combination was in the best interest of its shareholders. Accordingly, ArcLight’s shareholders will be relying solely on the judgment of the ArcLight Board in determining the value of the Business Combination, and the ArcLight Board may not have properly valued such business. The lack of a third-party valuation or fairness opinion may also lead an increased number of shareholders to vote against the Business Combination or demand Redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

The resignation of ArcLight’s and OPAL Fuels’ financial advisors may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction.

The Advisors did not prepare or provide any of the disclosure in the prospectus/proxy statement or any analysis underlying such disclosure or any other materials that have been provided to ArcLight’s shareholders or the PIPE Investors. However, with all other members of the transaction working group, the Advisors did receive drafts of this prospectus/proxy statement prepared by ArcLight and OPAL Fuels and provided limited comments in the ordinary course. Additionally, in verbal conversations we have engaged in with the Advisors subsequent to their resignation, we have been advised by the Advisors that, given that they are no longer engaged in any capacity by ArcLight or OPAL Fuels, they do not intend to review any disclosures in this proxy statement/prospectus pertaining to their roles and resignation. We provided such disclosures to the Advisors and requested confirmation that they agree with the disclosures. Following delivery of the disclosure to the Advisors, they have either stated that they do not intend to review the disclosure or have not responded to such request. There can be no assurances that Advisors agree with this disclosure and no inference can be drawn to this effect. Shareholders should not put any reliance on the fact that one or more of the Advisors were previously involved with any aspect of the transactions described in this prospectus/proxy statement.

Neither ArcLight nor OPAL Fuels relied on their respective financial advisors in the preparation and analysis of the materials, including projections, provided to the ArcLight Board for use as a component of its overall evaluation of OPAL Fuels. The Advisors have resigned from their engagements, as the case may be, as underwriters, placement agents and financial advisors to ArcLight and OPAL Fuels and have disclaimed any responsibility for the contents of this proxy statement/prospectus.

In connection with such resignations, the Advisors waived their rights to any fees owed to them, all of which fees related to services that had already been rendered. Such a resignation and fee waiver for services already rendered is unusual. While the Advisors did not provide any additional detail in their resignation letters either to ArcLight and OPAL Fuels or to the Securities and Exchange Commission, such resignation may be an indication by such Advisors that such firms do not want to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction. However, neither OPAL Fuels nor ArcLight will speculate about the reasons why the Advisors withdrew from their roles as placement agents, financial advisors and underwriters, as the case may be, in connection with the Business Combination and forfeited their fees after doing substantially all the work to earn their fees. Accordingly, shareholders should not place any reliance on the fact that the Advisors have been previously involved with this transaction.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Combined Financial Information” may not be representative of New OPAL’s results if the Business Combination is completed.

ArcLight and New OPAL currently operate as separate companies and have had no prior history as a combined entity, and New OPAL’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of New OPAL. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Combined Financial Information” has been derived from ArcLight’s and New OPAL’s historical financial statements and certain adjustments and assumptions have been made regarding New OPAL after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of New OPAL.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect New OPAL’s financial condition or results of operations following the Closing. Any potential decline in New OPAL’s financial condition or results of operations may cause significant variations in the stock price of New OPAL.

Past performance by our management team (including with respect to ACTC I), ArcLight or their respective Affiliates may not be indicative of future performance of an investment in us.

Information regarding performance is presented for informational purposes only. Any past experience or performance of our management team (including with respect to ACTC I), ArcLight or its Affiliates is not a guarantee of either (i) our ability to successfully identify and execute a transaction or (ii) success with respect to any business combination that we may consummate. You should not rely on the historical record of ArcLight or its Affiliates as indicative of the ability to successfully consummate this Business Combination.

We have identified a material weakness in our internal control over financial reporting as of November 24, 2021. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

In connection with the preparation of our financial statements as of December 31, 2021, we concluded it was appropriate to restate the presentation of ArcLight Class A ordinary shares subject to possible redemption to reflect its Public Shares within temporary equity after determining the Public Shares redemption feature is not solely within our control. As part of such process, we identified a material weakness in our internal controls over financial reporting related to the accounting for our complex financial instruments (including redeemable equity instruments as described above). In light of the material weakness identified and the resulting restatement, although we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance our processes to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to our financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. A material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such a case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, our securities price may decline and we may face litigation as a result of the foregoing. We cannot assure you that the measures it has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses.

As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2021.

During the pendency of the Business Combination, ArcLight will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

During the pendency of the Business Combination, ArcLight will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement, in part because of the inability of the ArcLight Board to change its recommendation in connection with the Business Combination. The Business Combination Agreement does not permit the ArcLight Board to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify its recommendation in favor of adoption of the Shareholder Proposals.

Certain covenants in the Business Combination Agreement impede the ability of ArcLight to make acquisitions or complete certain other transactions pending completion of the Business Combination. As a result, ArcLight may be at a disadvantage to its competitors during that period. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

New OPAL’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause New OPAL to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of New OPAL’s Class A Common Stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the New OPAL Boards’ attention and resources from New OPAL’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to New OPAL’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, New OPAL may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Our Initial Shareholders, our directors, executive officers, advisors and their Affiliates may elect to purchase Public Shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our ArcLight Class A ordinary shares.

In connection with the Business Combination, the Sponsor, executive officers, advisors and their Affiliates may purchase shares or ArcLight Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or ArcLight Public Warrants in such transactions.

In the event that the Sponsor, executive officers, advisors and their Affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares would be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or to satisfy the Minimum Cash Proceeds, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of ArcLight Public Warrants would be to reduce the number of ArcLight Public Warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of our ArcLight Class A ordinary shares or New OPAL Public Warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Shareholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares).

Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination (which shall be the Business Combination should it occur). Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

You may only be able to exercise your ArcLight Public Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer New OPAL Class A Common Stock from such exercise than if you were to exercise such warrants for cash.

The warrant agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the New OPAL Class A Common Stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the New OPAL Class A Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the ArcLight Public Warrants for redemption. If you exercise your ArcLight Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the warrants for that number of New OPAL Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of New OPAL Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A Common Stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” is the average reported last sale price of the New OPAL Class A Common Stock for the 10 trading days ending on the trading day immediately following the date on which the notice of redemption is sent to the holders of warrants. As a result, you would receive fewer shares of New OPAL Class A Common Stock from such exercise than if you were to exercise such warrants for cash.

The grant of registration rights to our shareholders, holders of our ArcLight Private Placement Warrants and PIPE Investors and the future exercise of such rights may adversely affect the market price of our Class A Common Stock.

Upon the completion of the Business Combination, the Investor Rights Agreement will be entered into between New OPAL, the Sponsor, certain equityholders of ArcLight named therein and certain other parties, replacing ArcLight’s existing registration rights agreement. The Investor Rights Agreement in substantially the form it will be executed in connection with the Closing is attached to this proxy statement/prospectus as Annex G. Pursuant to the Investor Rights Agreement, the New OPAL Holders and the Sponsor, and, in each case, their permitted transferees will have customary registration rights (including demand (only in the case of the New OPAL Holders) and piggy-back rights, subject to cooperation and cut-back provisions) with respect to (i) the New OPAL Class A Common Stock (including the New OPAL Class A Common Stock issued pursuant to the New OPAL Operating Group Agreements upon exchange of the OPAL Common Units along with a corresponding number of shares of the New OPAL Class C Common Stock or New OPAL Class D Common Stock) for the New OPAL Class A Common Stock or New OPAL Class B Common Stock, respectively, (ii) the ArcLight Private Placement Warrants and the New OPAL Class A Common Stock issuable upon exercise of the ArcLight Private Placement Warrants, and (iii) any New OPAL Common Stock or any subsidiary of New OPAL issued or issuable with respect to the securities referred to in clause (i) and (ii) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization. Further, pursuant to the Subscription Agreements, we agreed that we will (i) file within 15 days after the Closing a registration statement with the SEC for a secondary offering of the PIPE Securities, (ii) use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable thereafter and (iii) to maintain the effectiveness of such registration statement until the earlier of (a) the third anniversary of the Closing, (b) the date on which the holder ceases to hold any securities issued pursuant to the Subscription Agreement, or (c) the first date on which the holder is able to sell all of its securities issued pursuant to the Subscription Agreement (or securities received in exchange therefor) without restriction under Rule 144 under the Securities Act. In addition, the Subscription Agreements provide these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed by us. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the New OPAL Class A Common Stock.

The provisions of the Existing Organizational Documents that relate to the rights of holders of our ArcLight Class A ordinary shares (and corresponding provisions of the agreement governing the release of funds from our Trust Account) may be amended with the approval of holders of at least two-thirds of our ArcLight ordinary shares who attend and vote at a general meeting of ArcLight, which is a lower amendment threshold than that of some other blank check companies. It may be easier for us, therefore, to amend the Existing Organizational Documents to facilitate the completion of the Business Combination that some of our shareholders may not support.

Some other blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to the rights of a company’s shareholders, without approval by a certain percentage of the company’s shareholders. In those companies, amendment of these provisions typically requires approval by between 90% and 100% of the company’s shareholders. The Existing Organizational Documents provide that any of its provisions related to the rights of holders of our ArcLight Class A ordinary shares (including the requirement to deposit proceeds of the IPO and the private placement of warrants into the Trust Account and not release such amounts except in specified circumstances, and to provide redemption rights to Public Shareholders as described herein) may be amended if approved by special resolution, meaning the affirmative vote of the holders of at least two-thirds of our ArcLight ordinary shares who attend (in person or by proxy) and, being entitled to vote, vote at a general meeting of ArcLight, and corresponding provisions of the trust agreement governing the release of funds from our Trust Account may be amended if approved by holders of 65% of our ArcLight ordinary shares; provided that the provisions of the Existing Organizational Documents governing the appointment or removal of directors prior to our initial business combination may only be amended by a special resolution passed by not less than two-thirds of the holders of our ArcLight ordinary shares who attend (in person or by proxy) and vote at our general meeting which shall include the affirmative vote of a simple majority of the holders of our ArcLight Class B ordinary shares. ArcLight’s Sponsor and its permitted transferees, if any, who collectively beneficially owned 20% of our issued and outstanding ArcLight Class A ordinary shares, will participate in any vote to amend t the Existing Organizational Documents and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of the Existing Organizational Documents which govern our pre-Business Combination behavior more easily than some other special purpose acquisition companies, and this may increase our ability to complete the Business Combination with which you may not agree. Our shareholders may pursue remedies against us for any breach of the Existing Organizational Documents.

The Sponsor, executive officers and directors agreed, pursuant to agreements with us, that they will not propose any amendment to the Existing Organizational Documents (A) that would modify the substance or timing of our obligation to provide holders of our ArcLight Class A ordinary shares the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of our ArcLight Class A ordinary shares if we do not complete our initial business combination within 24 months (unless such date is extended in accordance with the Existing Organizational Documents) from the closing of the IPO or (B) with respect to any other provision relation to the rights of holders of ArcLight Class A ordinary shares, unless we provide our Public Shareholders with the opportunity to redeem their ArcLight Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding Public Shares. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against the Sponsor, executive officers and directors for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.

We may amend the terms of the warrants in a manner that may be adverse to holders of ArcLight Public Warrants with the approval by the holders of at least 50% of the then outstanding ArcLight Public Warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of ArcLight Class A ordinary shares purchasable upon exercise of a warrant could be decreased, all without approval of each warrant affected.

Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in ArcLight’s IPO prospectus, or defective provision (ii) amending the provisions relating to cash dividends on ArcLight ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding ArcLight Public Warrants is required to make any change that adversely affects the interests of the registered holders of ArcLight Public Warrants. Accordingly, we may amend the terms of the ArcLight Public Warrants in a manner adverse to the holder if the holders of at least 50% of the then-outstanding ArcLight Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of the ArcLight Private Placement Warrants or any provision of the warrant agreement with respect to the ArcLight Private Placement Warrants, 50% of the number of the then-outstanding ArcLight Private Placement Warrants. Although our ability to amend the terms of the ArcLight Public Warrants with the consent of at least 50% of the then outstanding ArcLight Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of ArcLight Class A ordinary shares or New OPAL Class A Common Stock, as applicable, purchasable upon exercise of a warrant.

Because of ArcLight’s limited resources and the significant competition for business combination opportunities, it may be more difficult for it to complete the initial business combination. If ArcLight is unable to complete the initial business combination, its Public Shareholders may receive only approximately $10.00 per share on their redemption of the ArcLight A ordinary shares, or less than such amount in certain circumstances based on the balance of ArcLight’s Trust Account (as of         ), and the ArcLight Warrants will expire worthless.

ArcLight encounters competition from other entities having a business objective similar to its own, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities competing for the types of businesses it intends to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess similar technical, human and other resources to those of ArcLight, and its financial resources will be relatively limited when contrasted with those of many of these competitors. While ArcLight believes there are numerous target businesses it could potentially acquire with the net proceeds of its IPO and the sale of the ArcLight Private Placement Warrants, ArcLight’s ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by its available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, because ArcLight is obligated to pay cash for the ArcLight Class A ordinary shares the Public Shareholders redeem in connection with the initial business combination, target companies will be aware that this may reduce the resources available to ArcLight for the initial business combination. This may place ArcLight at a competitive disadvantage in successfully negotiating an initial business combination. If it is unable to complete an initial business combination, the Public Shareholders may only receive $10.00 per share on the liquidation of its Trust Account, based on the balance of the Trust Account (as of         ), and the ArcLight Warrants will expire worthless.

There are material risks to unaffiliated investors presented by taking OPAL Fuels public through a merger rather than through an underwritten offering.

Unaffiliated investors are subject to certain material risks as a result of OPAL Fuels going public through a merger rather than through a traditional underwritten offering. These risks include the absence of operational diligence by an underwriter, the absence of financial diligence by an underwriter, the absence of comfort letters delivered by OPAL Fuels’ independent auditors to an underwriter and the absence of liability for any material misstatements or omissions in a registration statement.

Unlike a traditional underwritten initial public offering of the OPAL Fuels securities, the initial listing of New OPAL’s securities as a result of the Business Combination will not benefit from the following:

•        the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed securities;

•        underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing; and

•        underwriter due diligence review of the offering and potential liability for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel.

The lack of such a process in connection with the listing of New OPAL’s securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for New OPAL’s securities during the period immediately following the listing than in connection with an underwritten initial public offering.

While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in an underwritten public offering and, therefore, there could be a heightened risk of an incorrect valuation of the business or material misstatements or omissions in this proxy statement/prospectus/information statement. Accordingly, unaffiliated investors in OPAL Fuels will not receive the benefit of the protections that would be present in a traditional underwritten offering.

As described in “The Business Combination Agreement — Resignation of Placement Agents and Financial Advisors” on page 118, the Advisors have resigned and withdrawn from their roles with respect to the Business Combination, waiving their advisory, private placement and deferred underwriting fees in the aggregate amount of $24.9 million, and have disclaimed any responsibility with respect to this prospectus/proxy statement. Such resignations and waiving of fees are unusual and some investors may find the proposed Business Combination less attractive as a result.

We are subject to and New OPAL will be subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both ArcLight’s costs and the risk of noncompliance and will increase both New OPAL’s costs and the risk of non-compliance.

We are and New OPAL will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and New OPAL’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention from seeking a business combination target.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to New OPAL’s disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We may redeem unexpired ArcLight Public Warrants prior to their exercise at a time that is disadvantageous to holders of Arclight Public Warrants, thereby making such warrants worthless.

We have the ability to redeem outstanding ArcLight Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sale price of our ArcLight Class A ordinary shares or New OPAL Class A Common Stock, as applicable, equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the ArcLight Class A ordinary shares or New OPAL Class A Common Stock, as applicable, issuable upon exercise of the warrants is effective and a current proxy statement/prospectus relating to those ArcLight Class A ordinary shares or New OPAL Class A Common Stock, as applicable, is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders thereof to (i) exercise warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holder to do so, (ii) sell warrants at the then-current market price when such holder might otherwise wish to hold warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of such warrants.

In addition, we have the ability to redeem the outstanding ArcLight Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that the closing price of our ArcLight Class A ordinary shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants prior to redemption for a number of ArcLight Class A ordinary shares determined based on the redemption date and the fair market value of our ArcLight Class A ordinary shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of ArcLight ordinary shares received is capped at 0.361 ArcLight Class A ordinary shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

None of the ArcLight Private Placement Warrants will be redeemable by us so long as they are held by the Sponsor or its permitted transferees.

The ArcLight Warrants may have an adverse effect on the market price of our Class A Common Stock.

We issued ArcLight Public Warrants to purchase 6,223,261 of our ArcLight Class A ordinary shares as part of the units offered in the IPO and, simultaneously with the closing of the IPO, we issued in a private placement an aggregate of 9,223,261 ArcLight Private Placement Warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share. Subsequently, we issued and sold an additional 3,616,305 units pursuant to the underwriter’s partial exercise of the over-allotment option at a price of $10.00 per unit. Upon the Domestication, the ArcLight Warrants will entitle the holders to purchase shares of New OPAL Class A Common Stock at an exercise price of $11.50 per share. The ArcLight Warrants, when exercised, will increase the number of issued and outstanding New OPAL Class A Common Stock and reduce the value of the New OPAL Class A Common Stock.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our New OPAL Common Stock less attractive to investors.

For so long as we remain an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements. If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we could be subject to regulatory scrutiny and a loss of confidence by stockholders, which could harm our business and adversely affect the market price of the New OPAL Common Stock. We will cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2026 (the last day of the fiscal year following the fifth anniversary of ArcLight becoming a public company).

As an emerging growth company, we may choose to take advantage of some but not all of these reduced reporting burdens. Accordingly, the information we provide to our stockholders may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period under the JOBS Act. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our New OPAL Common Stock less attractive as a result, which may result in a less active trading market for our New OPAL Common Stock and higher volatility in our stock price.

OPAL Fuels’ current majority stockholder is expected, following the Business Combination, to have control over all stockholder decisions of New OPAL because it will control a substantial majority of New OPAL’s voting power through “high vote” voting stock. Such majority stockholder, and the persons controlling such majority stockholder, including Fortistar and Mr. Mark Comora, the Chairman of the Board of OPAL Fuels and expected Chairman of the Board of New OPAL following consummation of the Business Combination, may have potential conflicts of interest in connection with existing or proposed business relationships and decisions impacting the Combined Company and, even in situations where it does not have a conflict of interest, its interests in such matters may be different than the other stockholders.

The dual-class structure of our common stock will have the effect of concentrating voting control with Mr. Mark Comora who, through his control of OPAL HoldCo and Hillman, will hold in the aggregate a substantial majority of the voting power of our capital stock following the completion of the Business Combination on most issues of corporate governance. Upon completion of the Business Combination, Mr. Mark Comora will own 144,399,037 shares of New OPAL, compromising 73.1% of New OPAL shares, assuming no redemptions, and 85.8% of New OPAL shares, assuming maximum redemptions. All of Mr. Mark Comora’s shares are New OPAL Class D Common Stock, which have no economic rights but are entitled to five votes per share, giving Mark Comora 93.2% of the voting power of New OPAL assuming no redemptions and 96.8% of the voting power of New OPAL assuming maximum redemptions. OPAL HoldCo and Hillman are controlled, indirectly, by Mr. Mark Comora through entities affiliated with Mr. Comora other than OPAL Fuels and its subsidiaries, including Fortistar and certain of its other affiliates. Mr. Mark Comora is the Chairman of the Board of OPAL Fuels (and is expected to serve as Chairman of the Board of New OPAL following the Business Combination).

Each share of New OPAL Class A Common Stock, which will consist of the Public Shares following the Business Combination and into which the Public Warrants are exercisable following the Business Combination, and each outstanding share of New OPAL Class B Common Stock will be entitled to one vote. Each share of New OPAL Class C Common Stock, of which no shares are expected to be outstanding immediately following the Business Combination, and each share of New OPAL Class D Common Stock, will be entitled to five votes per share. All the New OPAL Class D Common Stock will be held by OPAL HoldCo and Hillman immediately following the consummation of the Business Combination. Accordingly, following the consummation of the Business Combination, Mr. Mark Comora, through his control of OPAL HoldCo and Hillman, will hold in the aggregate a substantial majority of the voting power of our capital stock and will control a majority of the combined voting power of New OPAL Common Stock and therefore be able to control most matters submitted to New OPAL stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments to our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. This may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of New OPAL’s stockholders. More specifically, Mr. Comora has the ability to control the management and major strategic investments and decisions of New OPAL as a result of his ability to control the election or, in some cases, the replacement of the directors of New OPAL. In the event of the death of Mr. Comora, control of the shares of New OPAL Common Stock controlled by Mr. Comora will be transferred to the persons or entities that he had designated. In his position as Chairman of the Board of New OPAL, Mr. Comora will owe a fiduciary duty to the stockholders of New OPAL and must act in good faith in a manner he reasonably believes to be in the best interests of the New OPAL stockholders. As a beneficial owner of capital stock of New OPAL, even as a controlling stockholder, Mr. Comora is entitled to vote the shares he controls, in his own interests, which may not always be in the interests of the stockholders of New OPAL generally.

Future transfers by holders of New OPAL Class C Common Stock and New OPAL Class D Common Stock will generally result in those shares converting to New OPAL Class A Common Stock and New OPAL Class B Common Stock, respectively, unless in each case made to a Qualified Stockholder. The conversion of New OPAL Class D Common Stock to New OPAL Class B Common Stock and the conversion of New OPAL Class C Common Stock to New OPAL Class A Common Stock, as the case may be, means that no third party stockholders can leverage the high vote to offset the voting power held by the OPAL HoldCo and Hillman.

In addition, Fortistar and certain of its affiliates other than OPAL Fuels and its subsidiaries, which are controlled by Mr. Mark Comora (who also controls OPAL HoldCo and Hillman), manages numerous investment vehicles and separately managed accounts. Fortistar and these affiliates may compete with us for acquisition and other business opportunities, which may present conflicts of interest for these persons. If these entities or persons decide to pursue any such opportunity, we may be precluded from procuring such opportunities. In addition, investment ideas generated within Fortistar and these affiliates may be suitable both for New OPAL and for current or future investment vehicles managed by Fortistar and these affiliates and may be directed to such investment vehicles rather than to New OPAL. Neither Fortistar nor members of our management team who are also management at Fortistar and these affiliates, including Mr. Mark Comora and Mr. Nadeem Nisar, who serve on the board of OPAL Fuels currently and who are expected to serve on the board of New OPAL following consummation of the Business Combination, have any obligation to present us with any opportunity for a potential business opportunity of which they become aware, unless, in the case of any such member of our management team, such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of New OPAL and such opportunity is one New OPAL is legally and contractually permitted to undertake and would otherwise be reasonable for New OPAL to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation. Fortistar and/or members of the New OPAL management team, such as Mr. Comora or Mr. Nisar in their capacities as management of Fortistar or in their other endeavors, may be required to present potential business opportunities to the related entities described above, current or future affiliates of Fortistar, or third parties, before they present such opportunities to us. The personal and financial interests of such persons described above may be in conflict with the interests of New OPAL and influence their motivation in identifying and selecting business opportunities for New OPAL, their support or lack thereof for pursuing such business opportunities and the operation of New OPAL following the Business Combination.

The existence of a family relationship between Mr. Mark Comora, who is expected to become Chairman of the Board of New OPAL upon consummation of the Business Combination, and Mr. Adam Comora, who is expected to become Co-Chief Executive Officer of New OPAL following consummation of the Business Combination, may result in a conflict of interest on the part of such persons between what he, in his capacity as Chairman or Co-Chief Executive Officer, respectively, may believe is in the best interests of New OPAL and its shareholders in connection with a decision to be made by New OPAL through its board, standing committees thereof, and management and what he may believe is best for himself or his family members in connection with the same decision.

Mr. Mark Comora and Mr. Adam Comora are father and son. In his position as Chairman of the Board of New OPAL, Mr. Mark Comora will owe a fiduciary duty to the stockholders of New OPAL and must act in good faith in a manner he reasonably believes to be in the best interests of the New OPAL stockholders. And in his position as Co-Chief Executive Officer of New OPAL, Mr. Adam Comora will owe a fiduciary duty to the stockholders of New OPAL and must act in good faith in a manner he reasonably believes to be in the best interests of the New OPAL stockholders. Nevertheless, the existence of this family relationship may result in a conflict of interest on the part of such persons between what he may believe is in the best interests of New OPAL and its shareholders and what he may believe is best for himself or his family members in connection with a business opportunity or other matter to be decided by New OPAL through its board, standing committees thereof, and management. Moreover, even if such family relationship does not create an actual conflict, the perception of a conflict in the press or the financial or business community generally could create negative publicity or other reaction with respect to the business opportunity or other matters to be decided by New OPAL through its board, standing committees thereof, and management, which could adversely affect the business generated and the relationships of OPAL Fuels with its existing customers and other counterparties, impact the behavior of third party participants or other persons in the proposed business opportunity or other matter to be decided, otherwise negatively impact the business prospects of OPAL Fuels related to such matter, or negatively impact the trading market for New OPAL securities.

New OPAL’s only material assets following consummation of the Business Combination will be its direct interests in OPAL Fuels, and New OPAL is accordingly dependent upon distributions from OPAL Fuels to pay dividends and taxes and other expenses.

New OPAL is a holding company and, following the Business Combination, will have no material assets other than its ownership of Class A Units in OPAL Fuels. New OPAL therefore has no independent means of generating revenue. New OPAL intends to cause its subsidiaries (including OPAL Fuels) to make distributions in an amount sufficient to cover all applicable taxes and other expenses payable and dividends, if any, declared by it. The agreements governing the Combined Company’s debt facilities impose, and agreements governing the Combined Company’s future debt facilities are expected to impose, certain restrictions on distributions by such subsidiaries to New OPAL, and may limit its ability to pay cash dividends. The terms of any credit agreements or other borrowing arrangements that the Combined Company may enter into in the future may impose similar restrictions. To the extent that New OPAL needs funds, and any of its direct or indirect subsidiaries is restricted from making such distributions under these debt agreements or applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect the Combined Company’s liquidity and financial condition.

If New OPAL were deemed an “investment company” under the Investment Company Act as a result of its ownership of OPAL Fuels, applicable restrictions could make it impractical for it to continue its business as contemplated and could have a material adverse effect on its business.

A person may be deemed to be an “investment company” for purposes of the Investment Company Act if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. New OPAL has no material assets other than its interests in OPAL Fuels. As managing member of OPAL Fuels, New OPAL generally has control over all of the affairs and decision making of OPAL Fuels. On the basis of New OPAL’s control over OPAL Fuels, New OPAL believes that the direct interest of New OPAL in OPAL Fuels is not an “investment security” within the meaning of the Investment Company Act. If New OPAL were to cease participation in the management of OPAL Fuels, however, its interest in OPAL Fuels could be deemed an “investment security,” which could result in New OPAL being required to register as an investment company under the Investment Company Act and becoming subject to the registration and other requirements of the Investment Company Act.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. The Combined Company intends to conduct its operations so that New OPAL will not be deemed to be an investment company under the Investment Company Act. However, if anything were to happen which would require New OPAL to register as an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on its capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for the Combined Company to continue its business as currently conducted, impair the agreements and arrangements between and among New OPAL, OPAL Fuels, members of their respective management teams and related entities or any combination thereof and materially adversely affect Combined Company’s business, financial condition and results of operations.

It is anticipated that, following the Business Combination, New OPAL will be a controlled company, and thus will not be subject to all of the corporate governance rules of NASDAQ. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the Business Combination, we expect that New OPAL will be considered a “controlled company” under the rules of NASDAQ. Controlled companies are exempt from the NASDAQ corporate governance rules requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of NASDAQ, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting the NASDAQ requirements and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of NASDAQ. Following the Business Combination, we expect that the Board of New OPAL will be comprised of seven directors, only three of whom (i.e., less than a majority) will qualify as independent directors; and we otherwise expect to take advantage of the other exemptions described above for so long as we are a controlled company. If we use some or all of these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

The dual-class structure of New OPAL’s Common Stock following the Business Combination may adversely affect the trading market for the shares of New OPAL Class A Common Stock.

We cannot predict whether our dual class structure, which affords the shares of New OPAL Class A Common Stock and New OPAL Class B Common Stock one vote per share while affording the shares of New OPAL Class C Common Stock and Class D Common Stock with five votes per share, combined with the concentrated voting control of New OPAL by OPAL HoldCo due to its ownership of shares of New OPAL Class D Common Stock, will result in a lower or more volatile market price of the shares of New OPAL Class A Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. Under any such announced policies or future policies, our dual class capital structure could make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations as compared to similar companies that are included. As a result, the market price of shares of New OPAL Class A Common Stock could be adversely affected.

There can be no assurance that following the consummation of the Business Combination New OPAL will be able to comply with the continued listing standards of NASDAQ.

In connection with the Business Combination, we intend to list the Public Shares and Public Warrants of the New OPAL on Nasdaq under the symbols “OPL” and “OPL.WS,” respectively. The New OPAL’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, Nasdaq delists the New OPAL’s securities from trading on its exchange for failure to meet the listing standards, the Combined Company and its stockholders could face significant negative consequences including:

•        limited availability of market quotations for New OPAL’s securities;

•        a determination that the New OPAL Class A Common Stock is a “penny stock” which will require brokers trading in the New OPAL Class A Common Stock to adhere to more stringent rules;

•        possible reduction in the level of trading activity in the secondary trading market for shares of the New OPAL Class A Common Stock;

•        a limited amount of analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Because there are no current plans to pay cash dividends on shares of New OPAL Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your shares of New OPAL Common Stock for a price greater than that which you paid for it.

The Combined Company intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New OPAL Common Stock will be at the sole discretion of the New OPAL Board, who may take into account general and economic conditions, the Combined Company’s financial condition and results of operations, the Combined Company’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by the Combined Company to its stockholders or by its subsidiaries to it and such other factors as the Combined Company board of directors may deem relevant. In addition, the Combined Company’s ability to pay dividends is limited by covenants of any indebtedness it incurs. As a result, you may not receive any return on an investment in the shares of New OPAL Common Stock unless you sell your shares of New OPAL Common Stock for a price greater than that which you paid for it.

Anti-takeover provisions expected to be contained in the Proposed Organizational Documents following the Business Combination could delay or prevent a change of control.

Certain provisions of the Proposed Organizational Documents may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder of New OPAL might consider is in its best interest, including those attempts that might result in a premium over the market price for the shares of New OPAL Common Stock.

These provisions, among other things:

•        authorize the New OPAL Board to issue new series of preferred stock without stockholder approval and create, subject to applicable law, a series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to the existing shares of New OPAL Common Stock;

•        eliminate the ability of stockholders to call special meetings of stockholders;

•        eliminate the ability of stockholders to fill vacancies on the New OPAL Board;

•        establish advance notice requirements for nominations for election to the New OPAL Board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

•        permit the New OPAL Board to establish the number of directors;

•        provide that the New OPAL Board is expressly authorized to make, alter or repeal the Proposed Bylaws; and

•        limit the jurisdictions in which certain stockholder litigation may be brought.

These anti-takeover provisions, together with the control of the voting power of New OPAL by OPAL Holdco, could make it more difficult for a third -party to acquire the Combined Company, even if the third party’s offer may be considered beneficial by many of the New OPAL’s stockholders. As a result, the New OPAL’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause the Combined Company to take other corporate actions you desire. See “Description of New OPAL’s Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law and the Proposed Organizational Documents.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits that New OPAL realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that New OPAL determines, and the IRS or another tax authority may challenge all or a part of the existing tax basis, tax basis increases, or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. The parties to the Tax Receivable Agreement will not reimburse New OPAL for any payments previously made if such tax basis is, or other tax benefits are, subsequently disallowed, except that any excess payments made to a party under the Tax Receivable Agreement will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after the determination of such excess.

If New OPAL experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, any plan of liquidation and other forms of business combinations or changes of control) or the Tax Receivable Agreement terminates early (at our election or as a result of a breach, including a breach for New OPAL failing to make timely payments under the Tax Receivable Agreement for more than three months, except in the case of certain liquidity exceptions), New OPAL could be required to make a substantial, immediate lump-sum payment based on the present value of hypothetical future payments that could be required under the Tax Receivable Agreement. The calculation of the hypothetical future payments would be made using certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) any OPAL Common Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) the utilization of certain loss carryovers over a certain time period. Our ability to generate net taxable income is subject to substantial uncertainty. Accordingly, as a result of the assumptions, the required lump-sum payment may be significantly in advance of, and could materially exceed, the realized future tax benefits to which the payment relates.

As a result of either an early termination or a change of control, New OPAL could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, assuming no material changes in the relevant tax law, we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after the closing of the Business Combination, the estimated TRA lump-sum payment would range from approximately $352.0 million to approximately $381.0 million depending on OPAL Fuels’ rate of recovery of the tax basis increases associated with the deemed exchange of the OPAL Common Units (other than those held by us). This estimated TRA lump-sum payment is calculated using a discount rate equal to 2.33%, applied against an undiscounted liability of approximately $433.0 million. If the TRA Participants were to exchange all of their OPAL Common Units, New OPAL would recognize a deferred tax asset of approximately $508.0 million and a related liability for payments under the Tax Receivable Agreement of approximately $431.0 million, assuming (i) that the TRA Participants redeemed or exchanged all of their OPAL Common Units on the closing date; (ii) a price of $10.00 per share; (iii) a constant combined effective income tax rate of 26.47%; (iv) New OPAL will have sufficient taxable income in each year to realize the tax benefits that are subject to the Tax Receivable Agreement; and (v) no material changes in tax law. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of the shares of Class A Common Stock at the time of the exchange, and the tax rates then in effect. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

It is more likely than not that the deferred tax assets will not be realized in accordance with ASC Topic 740, ‘Income Taxes’ (“ASC 740”). As such, ArcLight has reduced the full carrying amount of the deferred tax assets with a valuation allowance under both scenarios. Management will continue to monitor and consider the available evidence from quarter to quarter, and year to year, to determine if more or less valuation allowance is required at that time.

Finally, because New OPAL is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement depends on the ability of OPAL Fuels to make distributions to it. To the extent that New OPAL is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact New OPAL’s results of operations and could also affect its liquidity in periods in which such payments are made.

Risks Related to the Consummation of the Domestication

The Domestication may result in adverse tax consequences for holders of Public Shares and ArcLight Public Warrants.

U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations — U.S. Holders”) may be subject to U.S. federal income tax as a result of the Domestication. Additionally, non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders” below) may become subject to withholding tax on any dividends paid or deemed paid on shares of New OPAL Common Stock after the Domestication.

As discussed more fully under “Material U.S. Federal Income Tax Considerations,” the Domestication should constitute a tax-deferred reorganization within the meaning of Section 368(a)(l)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to the facts and circumstances relating to ArcLight, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Domestication fails to qualify as a reorganization under Section 368(a)(1)(F) of the Code, subject to the PFIC rules described in further detail below, a U.S. Holder generally would recognize gain or loss with respect to its Public Shares or ArcLight Public Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding shares of New OPAL Common Stock or New OPAL Public Warrants received in the Domestication and the U.S. Holder’s adjusted tax basis in its Public Shares and ArcLight Public Warrants surrendered in exchange therefor.

In the case of a transaction, such as the Domestication, that should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders will be subject to Section 367(b) of the Code and, as a result: a U.S. Holder that on the day of the Domestication beneficially owns (actually and constructively) Public Shares with a fair market value of less than $50,000 on the date of the Domestication generally will not recognize any gain or loss and will not be required to include any part of ArcLight’s earnings in income in respect of the Domestication; a U.S. Holder that on the day of the Domestication beneficially owns (actually and constructively) Public Shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% or more of the total value of all classes of our stock, generally will recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its Public Shares for shares of New OPAL Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to the Public Shares held directly by such U.S. Holder; and a U.S. Holder that on the day of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to the Public Shares held directly by such U.S. Holder; however, any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption).

Notwithstanding the foregoing, if ArcLight qualifies as a PFIC, a U.S. Holder of Public Shares or ArcLight Public Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Public Shares or ArcLight Public Warrants for New OPAL Common Stock or New OPAL Public Warrants pursuant to the Domestication under PFIC rules of the Code equal to the excess, if any, of the fair market value of the shares of New OPAL Common Stock or New OPAL Public Warrants received in the Domestication over the U.S. Holder’s adjusted tax basis in the corresponding Public Shares or ArcLight Public Warrants surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”

All holders are urged to consult their tax advisor for the tax consequences of the Domestication to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the Domestication, see “Material U.S. Federal Income Tax Considerations.”

Upon consummation of the Business Combination, the rights of holders of New OPAL Common Stock arising under the DGCL as well as Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of ArcLight Class A ordinary shares arising under Cayman Islands law as well as the Existing Organizational Documents.

Upon consummation of the Business Combination, the rights of holders of New OPAL Common Stock will arise under the Proposed Organizational Documents well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in the Existing Organizational Documents and Cayman Islands law and, therefore, some rights of holders of New OPAL Common Stock could differ from the rights that holders of ArcLight Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under the DGCL. This change could increase the likelihood that New OPAL becomes involved in costly litigation, which could have a material adverse effect on New OPAL.

In addition, there are differences between the Proposed Organizational Documents of New OPAL and the current constitutional documents of ArcLight. For a more detailed description of the rights of holders of New OPAL Common Stock and how they may differ from the rights of holders of ArcLight Class A ordinary shares, please see “The Domestication Proposal — Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Charter and the Proposed Bylaws of New OPAL are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus, and we urge you to read them.

We may have been a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Because ArcLight is a blank check company with no current active operating business, we believe that it is likely that ArcLight is classified as a PFIC for U.S. federal income tax purposes. If we have been a PFIC for any taxable year (or portion thereof) that is included in the holding period of a beneficial owner of ArcLight ordinary shares or ArcLight Warrants that is a U.S. holder (as that term is defined in the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders”), such U.S. holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements, including as a result of the Domestication. Our PFIC status for any taxable year will not be determinable until after the end of such taxable year. If we determine we are a PFIC for any taxable year, upon written request, ArcLight will endeavor to provide to a U.S. holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to ArcLight Public Warrants in all cases. The PFIC rules are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors regarding the application and effect of the PFIC rules, including as a result of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Material U.S. Federal Income Tax Considerations.”

Risks Related to the Redemption

ArcLight does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for ArcLight to consummate an initial business combination with which a substantial majority of ArcLight’s shareholders do not agree.

The Existing Organizational Documents do not provide a specified maximum redemption threshold, except that ArcLight will not redeem Public Shares in an amount that would cause ArcLight’s net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Investment (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). In addition, the Business Combination Agreement does not provide a maximum redemption threshold, instead the Business Combination Agreement provides that to the extent the amount of cash available from the Trust Account, after giving effect to the exercise of redemption rights, plus the amount raised from the issuance of PIPE Securities, is insufficient to pay the cash consideration contemplated by the Business Combination Agreement, the New OPAL Equityholders may receive a greater number of equity interests in New OPAL and OPAL Common Units.

As a result, ArcLight may be able to complete the Business Combination even though a substantial portion of Public Shareholders have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers or their Affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of Public Shares by ArcLight or the persons described above have been entered into with any such investor or Public Shareholder. ArcLight will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Shareholder Proposals to be put to the Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its New OPAL Class A Common Stock in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a shareholder of New OPAL might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the New OPAL Class A Common Stock after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. See “Questions and Answers About the Business Combination and the Special Meeting — How do redemptions affect the value of my New OPAL Common Stock?” Furthermore, all ArcLight Public Warrants will remain outstanding after consummation of the merger even if all shares of ArcLight Class A ordinary shares are redeemed by Public Shareholders. Based on the average of the high and low trading prices of the ArcLight Public Warrants on Nasdaq on May 26, 2022, the ArcLight Public Warrants had an aggregate value of $8,712,565. However, there can be no assurance that the trading price of the ArcLight Public Warrants or the shares issuable upon exercise of the ArcLight Public Warrants will increase due to redemptions of the ArcLight Class A ordinary shares. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

If a shareholder fails to receive notice of ArcLight’s offer to redeem ArcLight’s Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

We will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy solicitation, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation that we furnish to holders of our ArcLight Class A ordinary shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem or tender ArcLight Class A ordinary shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed. Please see the section entitled “The Special Meeting of ArcLight — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such group, all of the members of such group in the aggregate) will lose the ability to redeem such shares in excess of 15% of the Public Shares.

A Public Shareholder, together with any of his, her or its Affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Public Shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, ArcLight will require each Public Shareholder seeking to exercise redemption rights to certify to ArcLight whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to ArcLight at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which ArcLight makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over ArcLight’s ability to consummate the Business Combination and you could suffer a material loss on your investment in ArcLight if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if ArcLight consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the Public Shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. ArcLight cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge ArcLight’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, ArcLight’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares may not allow us to complete the most desirable business combination or optimize the capital structure of New OPAL.

At the time of entering into the Business Combination Agreement, we did not know how many Public Shareholders may exercise their redemption rights, and therefore, we needed to structure the transaction based on our expectations as to the number of Public Shares that will be submitted for redemption. The consummation of the Business Combination is conditioned upon, among other things, (i) the approval of the Condition Precedent Proposals being obtained; and (ii) the Minimum Cash Proceeds. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated.

The securities in which ArcLight invests the proceeds held in the Trust Account could bear a negative rate of interest, which could reduce the interest income available for payment of taxes or reduce the value of the assets held in trust such that the per share redemption amount received by shareholders may be less than $10.00 per ArcLight Class A ordinary share.

The proceeds held in the Trust Account are invested in direct U.S. Treasury obligations with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. Treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the U.S. In the event that ArcLight is unable to complete the Business Combination, another initial business combination or make certain amendments to the Existing Organizational Documents, ArcLight’s Public Shareholders are entitled to receive their pro-rata share of the proceeds held in the Trust Account, plus any interest income, net of taxes paid or payable (less, in the case ArcLight is unable to complete the Business Combination, $100,000 of interest). Very low or negative interest rates could reduce the value of the assets held in trust such that the per-share redemption amount received by Public Shareholders may be less than $10.00 per ArcLight Class A ordinary share.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by Public Shareholders may be less than $10.00 per share (which was the offering price in our IPO).

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we have and will continue to seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete the Business Combination within the prescribed time frame, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by Public Shareholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our Public Shareholders. To the extent any bankruptcy claims deplete the Trust Account, we may not be able to return to our Public Shareholders $10.00 per share (which was the offering price in our IPO).

In the event we distribute the proceeds in the Trust Account to our Public Shareholders and subsequently file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our Board may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our Public Shareholders. In addition, the ArcLight Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If the sale of some or all of the PIPE Securities fails to close and sufficient Public Shareholders exercise their redemption rights in connection with the Business Combination, ArcLight may lack sufficient funds to consummate the Business Combination.

In connection with the signing of the Business Combination Agreement, ArcLight entered into Subscription Agreements with the PIPE Investors which provide for the purchase of an aggregate of 12,500,000 shares of New OPAL Class A Common Stock (the “PIPE Securities”) in a private placement to close concurrently with, and contingent upon, the closing of the Business Combination, for a purchase price of $10.00 per share, or an aggregate of $125,000,000. These purchases will be made regardless of whether any ArcLight Class A ordinary shares are redeemed by ArcLight’s Public Shareholders. The proceeds from the sale of PIPE Securities will be part of the Business Combination consideration. In addition, prior to giving effect to the exercise of any redemption rights, the Trust Account has $311,171,488, plus accrued interest since the completion of the IPO. However, if the sale of the PIPE Securities does not close by reason of the failure by some or all of the PIPE Investors to fund the purchase price for their PIPE Securities, for example, and a sufficient number of holders of ArcLight Class A ordinary shares exercise their redemption tights in connection with the Business Combination, we may lack sufficient funds to consummate the Business Combination. Additionally, the PIPE Investors’ obligations to purchase the PIPE Securities are subject to termination prior to the closing of the sale of the PIPE Securities by mutual written consent of ArcLight, OPAL Fuels and each of the PIPE Investors, or if the Business Combination is not consummated by May 31, 2022 (180 days after the date of the Subscription Agreements), other than as a result of breach by the terminating party. Effective as of May 11, 2022, PIPE Investors representing $110,806,000 of the original PIPE Investment entered into the Amended Subscription Agreements, whereby the termination rights described above were amended to extend the term of each Amended Subscription Agreement by 60 days to July 29, 2022. As a result, assuming other PIPE Investors do not execute amendments to their Subscription Agreements to extend their expiration dates, there will be approximately $14.2 million less available proceeds from the PIPE Investment at the consummation of the Business Combination. In the event that the Business Combination closes subsequent to July 29, 2022, and we are unable to secure additional extensions of the expiration date from any of the PIPE Investors, there would be $125.0 million less available proceeds from the PIPE Investment at the consummation of the Business Combination.

The PIPE Investors’ obligations to purchase the PIPE Securities are subject to fulfillment of customary closing conditions, including that the Business Combination must be consummated substantially concurrently with, and immediately following, the purchase of PIPE Securities. In the event of any such failure to fund, any obligation is so terminated or any such condition is not satisfied and not waived, we may not be able to obtain additional funds to account for such shortfall on terms favorable to us or at all. Any such shortfall would also reduce the amount of funds that we have available for working capital of the post-business combination New OPAL. While the PIPE Investors represented to us that they have sufficient funds to satisfy their obligations under the respective Subscription Agreements, we have not obligated them to reserve funds for such obligations. The Business Combination Agreement includes a minimum condition to OPAL Fuels’ obligation to consummate the Business Combination that at least $225,000,000 in available cash is available to ArcLight from the PIPE Investment including any cash remaining in the Trust Account after giving effect to any exercise of redemption rights by ArcLight’s Public Shareholders. We do not anticipate the reduction in PIPE Investment proceeds resulting from the PIPE Extension to materially impact our ability to satisfy such Minimum Cash Proceeds condition under the Business Combination Agreement; however, in the event that we have to obtain additional funds to account for any such reduction, we may not be able to do so on terms favorable to us or at all.

For information on the consequences if the Business Combination is not completed or must be restructured, please see the section of this proxy statement/ prospectus entitled “Risk Factors — Risks if the Domestication and the Business Combination Are Not Consummated.”

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the ArcLight Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The ArcLight Board is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the ArcLight Board will not have the ability to adjourn the Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination Are Not Consummated

If we are not able to complete the Business Combination with OPAL Fuels nor able to complete another business combination by March 25, 2023, in each case, as such date may be extended pursuant to our Existing Organizational Documents, we would cease all operations except for the purpose of winding up and we would redeem our ArcLight Class A ordinary shares and liquidate the Trust Account, in which case our Public Shareholders may only receive approximately $10.00 per share and our Public Warrants will expire worthless.

If we are not able to complete the Business Combination with OPAL Fuels nor able to complete another business combination by March 25, 2023, in each case, as such date may be extended pursuant to our Existing Organizational Documents we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of taxes payable), and (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our ArcLight Board, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our Public Shareholders may only receive approximately $10.00 per share and our Public Warrants will expire worthless.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares or ArcLight Public Warrants, potentially at a loss.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of a business combination (including the closing of the Business Combination), and then only in connection with those ArcLight Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Existing Organizational Documents (A) to modify the substance or timing of our obligation to provide holders of our ArcLight Class A ordinary shares the right to have their shares redeemed in connection with a business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents) or (B) with respect to any other provision relating to the rights of holders of our ArcLight Class A ordinary shares; and (iii) the redemption of our Public Shares if we have not consummated an initial business by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), subject to applicable law and as further described herein. Public Shareholders who redeem their Public Shares in connection with a shareholder vote described in clause (ii) in the preceding sentence will not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), with respect to such Public Shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. Holders of ArcLight Warrants will not have any right to the proceeds held in the Trust Account with respect to the ArcLight Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or ArcLight Warrants, potentially at a loss.

If we do not consummate an initial business combination by March 25, 2023, the Public Shareholders may be forced to wait until after March 25, 2023 before redemption from the Trust Account.

If we are unable to consummate our initial business combination by March 25, 2023 (as such date may be extended pursuant to our Existing Organizational Documents), we will distribute the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our Public Shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of Public Shareholders from the Trust Account shall be affected automatically by function of the Existing Organizational Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with Cayman Islands law. In that case, investors may be forced to wait beyond March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Existing Organizational Documents, and only then in cases where investors have sought to redeem their Public Shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we do not complete our initial business combination and do not amend our Existing Organizational Documents. Our Existing Organizational Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

If the net proceeds of our IPO not being held in the Trust Account are insufficient to allow us to operate through March 25, 2023, and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our Public Shareholders may only receive $10.00 per share, and our Warrants will expire worthless.

As of March 31, 2022, we had cash of approximately $559,000 held outside the Trust Account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of March 31, 2022, we had total current liabilities of approximately $204,000. The funds available to us outside of the Trust Account may not be sufficient to allow us to operate until March 25, 2023, assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. Consequently, our Public Shareholders may only receive approximately $10.00 per share on our redemption of the Public Shares and the ArcLight Public Warrants will expire worthless.

Because ArcLight is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Because ArcLight is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. Federal courts may be limited prior to the Domestication. ArcLight is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the U.S. upon ArcLight’s directors or officers, or enforce judgments obtained in the U.S. courts against ArcLight’s directors or officers.

Until the Domestication is effected, ArcLight’s corporate affairs are governed by the Existing Organizational Documents, the Cayman Islands Companies Act (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to ArcLight under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of ArcLight’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws as compared to the U.S., and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the U.S.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against ArcLight judgments of courts of the U.S. predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against ArcLight predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result, the Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the ArcLight Board or controlling shareholders than they would as public shareholders of a U.S. company.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

ArcLight Clean Transition Corp. II

ArcLight is a blank check company incorporated as a Cayman Islands exempted company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Immediately prior to the consummation of the Business Combination, ArcLight Clean Transition Corp. II intends to effect a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the DGCL, pursuant to which ArcLight’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. For more information regarding ArcLight, see the section entitled “Information About ArcLight” beginning on page 219.

OPAL Fuels LLC

OPAL is a renewable energy company specializing in the capture and conversion of biogas for the (i) production of RNG for use as a vehicle fuel for heavy and medium-duty trucking fleets, (ii) generation of Renewable Power for sale to utilities, (iii) generation and sale of Environmental Attributes associated with RNG and Renewable Power, and (iv) sales of RNG as pipeline quality natural gas. OPAL also designs, develops, constructs, operates and services Fueling Stations for trucking fleets across the country that use natural gas to displace diesel as their transportation fuel. The Biogas Conversion Projects currently use landfill gas and dairy manure as the source of the biogas. In addition, OPAL has recently begun implementing design, development, and construction services for hydrogen fueling stations, and OPAL is pursuing opportunities to diversify its sources of biogas to other waste streams.

OPAL HoldCo LLC

OPAL HoldCo is a Delaware limited liability company controlled, indirectly, by Mr. Mark Comora through entities affiliated with Mr. Comora, including Fortistar and certain of its subsidiaries. Mr. Comora is the Chairman of the Board of OPAL Fuels and is expected to be Chairman of the Board of New OPAL following consummation of the Business Combination. Mr. Comora is also the Founder and President of, and sole member in, Fortistar. Founded in 1993, Fortistar is a privately-owned investment firm that provides capital to build, grow and manage companies that address complex sustainability challenges. The only significant asset of OPAL HoldCo prior to consummation of the Business Combination is its equity ownership in OPAL Fuels. OPAL HoldCo will be a principal stockholder and, because of the dual class nature of the New OPAL Common Stock, will control a majority of the voting power of New OPAL immediately following consummation of the Business Combination. See “Beneficial Ownership”.

THE BUSINESS COMBINATION AGREEMENT

This section describes the material provisions of the Business Combination Agreement and certain additional agreements entered into or to be entered into at Closing pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and each of the Related Agreements. Shareholders and other interested parties are urged to read the Business Combination Agreement and such Related Agreements in their entirety.

The Background of the Business Combination Agreement

ArcLight is a blank check company incorporated on January 13, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. In conducting a targeted search for a business combination target, as described in greater detail below, ArcLight utilized the global network and investing, industry, sector and transaction experience of Sponsor, ArcLight’s management and the ArcLight Board. The terms of the Business Combination Agreement and the related ancillary documents are the result of extensive negotiations among ArcLight, OPAL Fuels and their respective owners, representatives and advisors.

On January 20, 2021, prior to the closing of ArcLight’s IPO, ArcLight issued 7,187,500 founder shares to Sponsor in exchange for a capital contribution of $25,000. On February 2, 2021, Sponsor transferred 35,000 founder shares to each of Arno Harris, Ja-Chin Audrey Lee, Brian Goncher and Steven Berkenfeld, ArcLight’s independent director nominees. On March 22, 2021, ArcLight effected a share capitalization resulting in an aggregate of 7,906,250 founder shares issued and outstanding. Up to 1,031,250 Founder Shares were subject to forfeiture by the Sponsor, to the extent that the option to purchase additional units was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the IPO. The underwriters partially exercised their over-allotment option on March 25, 2021, with the remaining portion of the over-allotment option expiring at the conclusion of the 45-day option period. As a result, Sponsor irrevocably surrendered to ArcLight for cancellation and for nil consideration 127,174 Founder Shares, which were forfeited by the Sponsor upon the expiration of the over-allotment option.

On March 25, 2021, ArcLight completed its IPO of 31,116,305 units at a price of $10.00 per unit (including a partial exercise of the overallotment option), generating gross proceeds of approximately $311.2 million before underwriting discounts and expenses. Each unit consisted of one Class A ordinary share and one-fifth of one ArcLight Public Warrant. Each whole ArcLight Public Warrant entitles the holder thereof to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to certain adjustments. Simultaneous with the closing of its IPO, ArcLight completed the private placement of 9,223,261 ArcLight Private Placement Warrants at a price of $1.00 per ArcLight Private Placement Warrant to Sponsor. Of the proceeds received from the consummation of the IPO, the private placement purchases by the Sponsor and the sale of the units pursuant to the underwriters’ over-allotment option, an aggregate of $311,163,050 was deposited in the Trust Account.

Except for a portion of the interest earned on the funds held in the Trust Account that may be released to ArcLight to pay income taxes, none of the funds held in the Trust Account will be released until the earlier of the completion of its initial business combination or its failure to effect a business combination within the allotted time.

ArcLight did not select any business combination target in advance of its IPO and did not, nor did anyone on its behalf, initiate any substantive discussions, directly or indirectly, with any business combination target in advance of its IPO. After its IPO, ArcLight considered over 100 potential targets, including both privately held companies and assets or divisions owned by publicly traded companies. Of those potential targets, ArcLight entered into non-disclosure agreements with 36 entities. ArcLight primarily focused its search on businesses that, in ArcLight’s view, are best in class within the clean energy industry and the broader energy transition space. ArcLight prioritized companies that seek to target large addressable markets with long-term growth potential and whose products and technologies appear to have low risk of obsolescence. ArcLight also focused on companies that it believes could serve as platforms for both organic and acquisitive growth and were led by an experienced management team with a proven track record and complementary capabilities. ArcLight focused primarily on companies with a reported equity value between $750,000,000 and $2,000,000,000 but did evaluate companies outside of that range as well. Additional criteria ArcLight considered for potential target companies are described in its prospectus related to its IPO.

Throughout this process, ArcLight leveraged the investing, industry and transaction experience of Sponsor, ArcLight’s management and members of the ArcLight Board to screen, prioritize and diligence potential acquisition candidates. Additionally, following the IPO, ArcLight’s management team met with the ArcLight Board on regularly scheduled conference calls every other week to discuss the current list of, and the status of evaluations and negotiations with, potential business combination targets. A number of the potential targets that ArcLight evaluated did not, in ArcLight’s opinion, meet enough of the criteria it sought in its initial business combination partner. Of the 36 companies with whom it entered into non-disclosure agreements, ArcLight ultimately focused its resources and efforts on eight potential targets (including OPAL Fuels) that ArcLight believed, based on the preliminary evaluation and the experience of its officers and directors, were most suitable for a business combination.

Between March 2021 and May 2021, ArcLight entered into non-disclosure agreements with the eight potential business combination targets, including entering into a non-disclosure agreement with OPAL Fuels on May 24, 2021, for purposes of performing additional due diligence and further evaluating and analyzing these companies as potential business combination targets. These eight potential targets were businesses that operate in the clean energy industry, including solar equipment manufacturers, residential solar installers, distributed energy resources developers, distributed energy management, electric vehicle charging and renewable natural gas production and distribution, with equity values ranging from approximately $420,000,000 and $1,650,000,000 based on preliminary due diligence and financial analysis conducted by ArcLight, with the assistance of Sponsor.

Between March and August 9, 2021, ArcLight, with the assistance of Sponsor, engaged in varying levels of further due diligence, evaluation, analysis and discussions with these eight potential business combination targets. This additional due diligence, evaluation and analysis included review of additional materials in online data rooms, participation in additional presentations and discussions with these potential business combination targets’ management teams, review and analysis of market research in the relevant industries, review and analysis of certain financial and operating information of the potential business combination targets and evaluation of other financial metrics and analyses to better understand various entry and exit valuations and potential growth opportunities of each potential business combination target.

Based on the additional due diligence, evaluation and analysis and the anticipated transaction timeline of these eight potential targets, ArcLight further focused its resources and efforts on four potential targets, including OPAL Fuels, which ArcLight’s management and the ArcLight Board believed were most suitable for a potential business combination due to the strength of the following factors relative to other potential targets: maturity as post-revenue companies with auditable historical operations, differentiated competitive positioning and demonstrated unit economics, strong growth opportunities, public-company readiness, knowledgeable and experienced management teams and support from current equityholders. In addition to OPAL Fuels, the other potential targets included a solar equipment manufacturing company (“Company A”), a residential solar installation company (“Company B”) and a distributed energy management company (“Company C”). Sponsor continued to assist the ArcLight management team and the ArcLight Board as they further explored a potential business combination with each of these four potential targets, including OPAL Fuels. This further exploration included additional business and financial due diligence, market research, analysis and evaluation of the extent to which each of these potential targets satisfied ArcLight’s investment criteria and submission of initial letters of intent.

ArcLight’s evaluation of and discussions with Company A extended from late March 2021 to August 9, 2021. Although ArcLight was impressed with Company A’s technology, product quality and commercial traction, ArcLight ultimately determined, after considering execution risks in balance with other factors, that its business and financial due diligence could not support the value Company A indicated that it was expecting in a potential transaction. Accordingly, after further discussion among management, Sponsor and the ArcLight Board, ArcLight concluded that Company A did not represent a sufficiently attractive business combination target relative to other opportunities and focused its resources and attention on other potential business combination targets.

ArcLight began exploring the potential for a business combination with Company B in late April 2021 and continued its analysis and evaluation of Company B through the first half of July 2021. Company B had a history of fast and profitable reported growth, a business of scale and owners that were amenable to transact at an attractive valuation. However, ArcLight did have concerns regarding the public company readiness of Company B relative to other potential business combination targets. Ultimately, following discussions with the ArcLight Board and Sponsor, ArcLight decided not to pursue a business combination with Company B as a result of this concern and, instead, focused its resources on other potential business combination opportunities.

In parallel with its evaluation of Company B, ArcLight also evaluated Company C beginning in late April 2021 through June 2021. ArcLight, with the help of Sponsor, held multiple meetings with Company C’s management and conducted thorough diligence of the company’s product pipeline, revenue-generating technologies, acquisition pipeline and corporate and tax structure. Although ArcLight was impressed with Company C’s management, fast and effective execution of its business plan and commercial traction, ArcLight was not aligned with certain of the assumptions built in to Company C’s financial modeling, resulting in a level of disagreement between ArcLight and management of Company C. After further discussions and negotiations, Company C informed ArcLight that it was pursuing a transaction with another interested acquiror and, as a result of agreeing to exclusivity, would not continue discussions regarding a potential business combination with ArcLight.

On August 9, 2021, the date on which ArcLight and OPAL Fuels reached agreement on a letter of intent (as described below), ArcLight ceased discussions with the other potential business combination targets. ArcLight ultimately determined to cease pursuing its other opportunities in favor of pursuing a business combination with OPAL Fuels because of, among other things: (a) OPAL Fuels’ willingness to enter into the letter of intent discussed below on terms that ArcLight’s directors and officers believed were attractive; (b) ArcLight’s directors’ and officers’ belief, based on their preliminary evaluation and the terms of the letter of intent, that OPAL Fuels was the most attractive potential business combination target, given the key criteria ArcLight prioritized in potential business combination targets; (c) the level of engagement by, and advanced negotiations and discussions with, OPAL Fuels, as compared to the other potential business combination targets; and (d) OPAL Fuels’ preparedness and willingness to devote appropriate resources to expeditiously sign a definitive agreement and consummate a business combination and, thereafter, become a public company, as compared to other potential business combination targets.

Negotiations with OPAL Fuels

The following is a brief description of the background of the negotiations between ArcLight and OPAL Fuels and summarizes the key meetings and events that led to the signing of the Business Combination Agreement. The following chronology does not purport to catalogue every conversation among the parties to the Business Combination Agreement or their representatives.

Beginning in May 2021, OPAL Fuels, through its financial advisors, began outreach to a limited number of special purpose acquisition companies (“SPACs”), including ArcLight, to solicit interest in participating in a process of evaluating a potential business combination with OPAL Fuels. As part of that process, ArcLight was initially introduced to OPAL Fuels on May 13, 2021, when a representative of BofA Securities Inc. (“BofA”), contacted John F. Erhard, the Chief Executive Officer, President and Director of ArcLight, and Marco F. Gatti, the Chief Financial Officer of ArcLight, by email to inform Messrs. Erhard and Gatti that BofA was representing a renewable natural gas company and was interested in scheduling an introductory call with the ArcLight team to discuss the possibility of a business combination. On May 19, 2021, Messrs. Erhard and Gatti spoke with a representative of BofA and a representative of Credit Suisse Securities (USA) LLC (“CS”), via telephone about OPAL Fuels and scheduled a management presentation.

On May 24, 2021, ArcLight and OPAL Fuels entered into a mutual non-disclosure agreement to facilitate ArcLight’s review of OPAL Fuels’ confidential information. Following delivery of such agreement, Mr. Adam Comora and Mr. Jonathan Maurer, OPAL Fuels’ Co-Chief Executive Officers and Ms. Ann Anthony, OPAL Fuels’ CFO, held a virtual management presentation, attended by Messrs. Gatti and Erhard and other members of the ArcLight and Sponsor teams. During the month of May and into June, OPAL Fuels entered into similar mutual non-disclosure agreements (“NDAs”) with several other SPACs.

OPAL Fuels began to share, and ArcLight began to evaluate, information regarding OPAL Fuels’ business and prospects. In parallel, at OPAL Fuels’ direction, representatives of BofA provided to those SPACs that had entered into NDAs with OPAL Fuels a presentation, including an overview of the contemplated process, a list of questions that potential bidders should address and a form letter of intent for potential bidders to comment on and submit as part of their initial proposals. Key items requested of each bidder by representatives of BofA were: (i) an initial valuation of OPAL Fuels (including comparable companies and fully distributed valuation), (ii) a proposed transaction structure (including capital structure/sources and uses, governance expectations, indicative PIPE sizing and potential modification of sponsor economics), (iii) a detailed marketing plan for the PIPE Financing and (iv) a list of top potential PIPE investors as well as details related to the bidder’s current investor base. This process ultimately led to OPAL Fuels receiving proposed letters of intent from a select group of SPACs, in addition to ArcLight. OPAL Fuels engaged in discussions and negotiations with these SPACs regarding the terms of a potential business combination in parallel with its discussions and negotiations with ArcLight, with such discussions and negotiations with these other SPACs ending upon OPAL Fuels’ signing of a letter of intent with ArcLight on August 9, 2021, as further described below.

On June 3, 2021, ArcLight had a follow-up call with representatives of BofA, during which Messrs. Erhard and Gatti and BofA indicated mutual interest in exploring the potential for a business combination between ArcLight and OPAL Fuels and scheduled a second management call. On June 8, 2021, OPAL Fuels’ management and members of Fortistar, including Adam Comora, Jonathan Maurer, Ann Anthony, Nadeem Nisar and Duncan Bourgoin held a second management call focused principally on a more detailed description of OPAL Fuels’ dispensing and monetization operations and facilities, which Messrs. Erhard and Gatti attended on behalf of ArcLight.

On June 11, 2021, OPAL Fuels’ management and members of Fortistar, including Ann Anthony, Nadeem Nisar and Duncan Bourgoin, held a virtual meeting with the ArcLight team to discuss the OPAL Fuels’ financials and the dynamics of the industry within which it operates. Messrs. Erhard, Gatti, Laurence Molke, Carl Stjernfeldt, Alex Busch and Brian Goncher, among others, participated in the meeting on behalf of ArcLight.

On May 17, 2021, OPAL Fuels provided ArcLight with access to an online data room for purposes of conducting business and financial due diligence with respect to OPAL Fuels. Thereafter, ArcLight, with the assistance of Sponsor, conducted additional business and financial due diligence, including with respect to OPAL Fuels’ financial modeling, industry dynamics, competitive positioning, growth trajectory and historical performance.

On July 8, 2021, ArcLight met in person with OPAL Fuels in New York City for a management presentation that was followed by a dinner attended by members of ArcLight’s and OPAL Fuels’ management teams, including Messers. Erhard, Gatti, Nisar, A. Comora, Anthony and Maurer.

Following the in-person meeting on July 8, 2021, ArcLight continued to advance its diligence review and valuation of OPAL Fuels and to provide updates to the ArcLight Board on its regularly scheduled update calls. Between July 8, 2021 and July 19, 2021, Messrs. Erhard and Gatti, along with other representatives of ArcLight, held multiple telephonic and videoconference meetings with representatives of OPAL Fuels (often including Messrs. A. Comora, Maurer, and Anthony), Fortistar, Citigroup Global Markets Inc. (“Citi”), Barclays Capital Inc. (“Barclays”), BofA and CS to advance business, operational and financial due diligence and discuss OPAL Fuels’ business, growth opportunities and the high-level framework for a potential business combination among the parties. During this same time period, ArcLight also consulted with Kirkland & Ellis LLP (“K&E”), counsel to ArcLight, to discuss terms of an LOI and initiate legal due diligence. ArcLight continued to review information available in the online data room, asked follow-up questions of and received written responses from, OPAL Fuels’ management.

On July 19, 2021, ArcLight provided a draft, non-binding letter of intent to OPAL Fuels, setting forth proposed terms for a potential business combination.

Between July 18, 2021 and August 9, 2021, representatives of ArcLight and K&E, on the one hand, and representatives of OPAL Fuels and Sheppard, Mullin, Richter & Hampton LLP (“Sheppard Mullin”), counsel to OPAL Fuels, on the other hand, engaged in numerous communications and conversations and exchanged multiple drafts of the letter of intent. In these communications, the ArcLight team was typically represented by Messrs. Erhard and Gatti, and the OPAL Fuels team was typically represented by Messrs. Nisar and Bourgoin. The business issues negotiated among the parties in the non-binding term sheet included, among others: (a) the enterprise value of $1,750,000,000 for OPAL Fuels; (b) the structure of a potential business combination (which the parties agreed would, subject to confirmatory due diligence, be an “Up-C” structure); (c) that the existing OPAL Fuels Board would determine the post-closing New OPAL Fuels Board composition, which would include one individual designated by Sponsor; (d) a 180-day post-Closing lock-up period applicable to OPAL Fuels’ existing equityholders and Sponsor; and (e) the key closing conditions, including one-way conditions in favor of OPAL Fuels that the balance in the Trust Account (after giving effect to redemptions), together with the proceeds of the PIPE offering, total at least $225.0 million and that ArcLight’s transaction expenses total no more than $30.0 million, and a one-way condition in favor of ArcLight that OPAL Fuels would not have experienced a material adverse effect.

ArcLight and OPAL Fuels reached agreement on using an Up-C structure, capital needs for the post-closing company and desired size for the PIPE Financing relatively early in the process of negotiations. The most significant negotiations between ArcLight and OPAL Fuels, which Messrs. Erhard, Gatti, Miller, Nisar and Bourgoin participated in, related to the valuation of the company, which was ultimately increased from ArcLight’s initial bid, (1) as ArcLight analyzed the business plan in greater detail and gained confidence in the assumptions built into the model, including OPAL Fuels’ execution of controlled projects, (2) to account for updated environmental commodities pricing information, and (3) to account for OPAL Fuels’ acquisition of Ares’ stake in the Beacon projects and Hillman interests in several projects. In addition to pricing, the conditions to closing were also a source of meaningful negotiations among the parties, but concessions were made by both ArcLight and OPAL Fuels to arrive at a holistic agreement that both saw as favorable, on the whole.

Following the signing of the letter of intent on August 9, 2021, K&E and Sheppard Mullin began preparing documentation for the business combination, and the ArcLight team worked closely with the OPAL Fuels team to complete a comprehensive confirmatory due diligence review of OPAL Fuels’ operations. As part of this diligence process, representatives of ArcLight (including Mr. Erhard, Katie Ardiff and Sebastian Neelamkavil), with the support of the Sponsor’s Capital Projects team (including Brian Martin and Josh Skudlarick), conducted site visits of the Imperial and Noble Road projects on August 30, 2021, the Pine Bend project on August 31, 2021, and the Sunoma project on September 1, 2021.

ArcLight’s confirmatory due diligence process also included a detailed review of existing commercial agreements for each of OPAL Fuels’ projects, and discussions with OPAL Fuels’ commercial management team, including Messrs. Maurer, Unger, and Falbo, and existing partners, to assess the partners’ feedback on various projects. The ArcLight and OPAL Fuels’ management teams also discussed OPAL Fuels’ current business model and future growth opportunities and strategy in extensive detail. At ArcLight’s direction, K&E also conducted an in-depth legal review of OPAL Fuels’ project-based commercial agreements, governance documents, debt instruments, material contracts, employment practices and related exposure, real property, intellectual property entitlements and regulatory, environmental and litigation matters.

To supplement its commercial diligence, ArcLight engaged TRC Environmental Corporation, an environmental consulting firm (“TRC”), to complete a desktop review of OPAL Fuels. TRC held several calls with the OPAL Fuels management and operations teams to conduct diligence, reviewed extensive desktop documentation and briefed the ArcLight team on its findings, culminating in a final written report, which was broadly supportive of OPAL Fuels’ business practices.

From the time the letter of intent was signed on August 9, 2021 through November 2021, ArcLight continued its financial diligence of OPAL Fuels and continued to refine the financial model to incorporate findings resulting from its ongoing diligence efforts.

On September 20, 2021, BofA and OPAL Fuels entered into a written consent for BofA to act as a placement agent for ArcLight in connection with the PIPE Financing, while also continuing its engagement as OPAL Fuels’ financial advisor for the contemplated business combination. On September 23, 2021, BofA and ArcLight entered into a similar written consent, acknowledging BofA’s existing engagement as OPAL Fuels’ financial advisor for the contemplated business combination and consenting to BofA’s simultaneous engagement by ArcLight as a placement agent in connection with the PIPE Financing.

On September 21, 2021, Messrs. Erhard and Gatti met in person with Messrs. Maurer and Anthony and representatives of Fortistar and Citi in New York City to collaborate on PIPE materials, including the investor presentation. Following the drafting session, attendees met that evening, and further discussed strategies for the PIPE Financing process, among other things.

On October 7, 2021, ArcLight formally engaged Citi as the lead placement agent, and each of Barclays, BofA and CS as placement agents, for the PIPE Financing. Later that day, the wall cross procedures were agreed among the various interested parties and their counsel, and Citi and Barclays began contacting potential PIPE Investors about participation in the PIPE Financing. Each potential PIPE Investor received a copy of OPAL Fuels’ investor presentation and financial model after being wall crossed.

Throughout early October 2021, representatives and advisors of ArcLight and OPAL Fuels exchanged numerous revised drafts of, and held various calls and meetings to discuss, the PIPE investor presentation and outstanding information requests related thereto.

Beginning in early October, representatives of Citi as the placement agent, held conversations with prospective investors with respect to the PIPE Financing to review OPAL Fuels’ business and address questions from potential investors. ArcLight and OPAL Fuels came to agreement on the target size and terms of the equity financing and K&E, Sheppard Mullin and Winston & Strawn LLP (“Winston”), counsel to the placement agents, exchanged drafts of the form of Subscription Agreement to be entered into by PIPE Investors in connection with the PIPE Financing.

The first management call with PIPE Investors was hosted on October 12, 2021, with Messrs. A. Comora, Maurer, and Anthony participating on behalf of the OPAL Fuels management team, and Messrs. Erhard and Gatti participating on behalf of ArcLight. Following this initial management presentation, and through December 1, 2021, a number of potential PIPE Investors participated in discussions with representatives of ArcLight and OPAL Fuels to facilitate investment decisions.

On October 26, 2021, a draft of the form of Subscription Agreement was distributed to prospective PIPE Investors. Between October 26, 2021 and December 1, 2021, K&E, Sheppard Mullin and Winston collectively negotiated the terms and exchanged drafts of the Subscription Agreements with the PIPE Investors and their respective representatives and advisors, including with respect to the registration rights and indemnities set forth therein, and responded to follow-up questions and comments related thereto, including with respect to the closing process and the expected timeline for consummating the business combination. During this same time period, the prospective PIPE Investors conveyed to Citi their proposed subscription amounts, and ArcLight, OPAL Fuels and Citi determined final allocations with respect to the aggregate committed equity financing of $125.0 million.

On October 27, 2021, on behalf of ArcLight, K&E distributed the first draft of the Business Combination Agreement to Sheppard Mullin. Between October 27, 2021 and December 2, 2021, K&E, on the one hand, and Sheppard Mullin, on the other hand, exchanged numerous revised drafts of the Business Combination Agreement. Over the same period of time, K&E and Sheppard Mullin and other representatives and advisors for ArcLight and OPAL Fuels held numerous conference calls regarding certain terms and conditions of the Business Combination Agreement, including, among other things: (a) certain conditions to signing or closing, including the receipt by OPAL Fuels of a commitment by NextEra to invest up to $100.0 million in the preferred equity of OPAL Fuels; (b) the scope, duration and terms of the restrictive covenants that would be applicable to OPAL Fuels and New OPAL, respectively, following the Closing; (c) the governance structure of the New OPAL Board following the Closing of the business combination; (d) the size and terms of the Equity Incentive Plan Proposal; and (e) the various representations, warranties and covenants to be provided by each party under the Business Combination Agreement. Messrs. Erhard, Gatti and Miller, and Messrs. Nisar Bourgoin, Contino, Maurer and Coghlin actively participated in such negotiations on behalf of ArcLight and OPAL Fuels, respectively. For further information regarding the final resolution of these items and the Business Combination Agreement, more generally, please see the section of this proxy statement/prospectus entitled “— The Business Combination Agreement.”

On November 30, 2021, the draft Business Combination Agreement was posted to the virtual data room for potential PIPE Investors to review in connection with the evaluation of their participation in the PIPE Financing.

During the same time period, and in conjunction with the ongoing negotiation and revision of the Business Combination Agreement, K&E and Sheppard Mullin exchanged revised drafts of, and negotiated, the ancillary documents related to the Business Combination Agreement, including the Second A&R Company LLC Agreement and other post-closing governance documents, the Investor Rights Agreement, the Tax Receivable Agreement and the Sponsor Letter Agreement. Over the same period of time, K&E and Sheppard Mullin, along with other representatives and advisors of ArcLight and OPAL Fuels, engaged in numerous communications and conversations to discuss certain terms and conditions of the ancillary agreements. For further information related to the ancillary agreements, please see the section of this proxy statement/prospectus entitled “— Related Agreements.” On October 22, 2021, OPAL Fuels, as a guarantor, OPAL Fuels Intermediate HoldCo LLC (“Intermediate HoldCo”), a direct subsidiary of OPAL Fuels, as the borrower, and certain direct and indirect subsidiaries of Intermediate HoldCo, as guarantors, entered into that certain Delayed Draw Term Loan and Guaranty Agreement with Bank of America, N. A. as administrative agent and the lenders party thereto, pursuant to which such lenders agreed to provide a $125.0 million delay draw term loan facility to Intermediate HoldCo for the purpose of refinancing existing debt, funding working capital and financing certain specified acquisitions. This facility is secured by a first priority lien on the environmental credits generated by Intermediate HoldCo, OPAL Fuels and the other guarantors under applicable law regarding biogas resources, renewable natural gas, natural gas, state low carbon fuel standards, carbon offsets or carbon allowances, and certain other specified assets. This facility is subject to monthly payments of principal and interest commencing in March 2022 and will mature on April 22, 2025.

In addition to the aforementioned negotiations and discussions between ArcLight and OPAL Fuels, starting in early August 2021, OPAL Fuels commenced discussions with NextEra regarding certain financing and commercial arrangements that OPAL Fuels believed would be important factors in promoting the success of the Business Combination and of New OPAL following the Business Combination. Following OPAL Fuels’ and ArcLight’s signing of the letter of intent for the Business Combination on August 9, 2021, OPAL Fuels’ and NextEra’s discussions accelerated. Messrs. Nisar, Bourgoin began negotiating the terms of (1) a $100.0 million preferred equity investment by NextEra into OPAL Fuels and (2) a $25.0 million commitment by NextEra to invest in the PIPE Financing on behalf of the two parties. These discussions ultimately led to OPAL Fuels and NextEra entering into a letter of intent on September 29, 2021 with respect to the above proposed transactions. From late September until late November, OPAL Fuels and NextEra and their respective representatives and legal counsel worked to negotiate and finalize the definitive documents relating to NextEra’s preferred equity investment and its PIPE Financing commitment, with participation from ArcLight (including Messrs. Erhard and Gatti) and K&E in the negotiation of NextEra’s $25.0 million subscription in the PIPE Financing. On November 29, 2021, NextEra (through various subsidiaries) entered into definitive documents with respect to the foregoing transactions (with its PIPE Financing subscription accepted by ArcLight on December 2, 2021 concurrently with ArcLight’s acceptance of the other subscription agreements for the PIPE Financing).

In preparation for an ArcLight Board meeting to discuss developments in ArcLight’s contemplated business combination with OPAL Fuels, K&E provided a meeting agenda, a transaction summary, the investor presentation and diligence reports to the ArcLight Board during the day on November 30, 2021. The ArcLight Board met via videoconference with management and K&E the evening of November 30, 2021, with Messrs. Revers, Harris, Lee, Goncher, Berkenfeld, Erhard, Gatti and Miller in attendance. At the beginning of the meeting, ArcLight’s management presented the background of and strategic rationale for a business combination with OPAL Fuels, along with their perspective on OPAL Fuels’ business, prospects and valuation, to the ArcLight Board. K&E presented a summary of the currently proposed terms of the Business Combination Agreement and various ancillary agreements, and the nature of the directors’ fiduciary duties to ArcLight’s stockholders. The ArcLight Board asked questions of management and K&E and discussed the benefits and risks of the contemplated business combination to ArcLight’s stockholders. In concluding the conversation, the ArcLight Board agreed that the proposed transactions was in ArcLight’s and its stockholders’ best interests and encouraged management to progress discussions with OPAL Fuels and continue negotiating the transaction documents.

On December 1, 2021, the ArcLight Board received a meeting agenda, draft resolutions, an updated summary of the transaction structure and current drafts of all of the transaction documents, including the Business Combination Agreement, in anticipation of a meeting via videoconference that afternoon with management, K&E and Maples Group (“Maples”), Cayman Islands counsel to ArcLight. Messrs. Revers, Harris, Lee, Goncher, Berkenfeld, Erhard, Gatti and Miller attended and participated in the meeting. ArcLight’s management provided an update on the PIPE Financing, the outcome of final negotiations regarding the terms of the proposed combination and anticipated benefits of the transaction for ArcLight’s stockholders. Representatives of Maples provided a detailed summary of the ArcLight Board’s fiduciary duties under Cayman Islands law, and representatives of K&E reviewed the terms of the proposed definitive transaction documents. The ArcLight Board unanimously adopted resolutions by written consent (i) determining that it was in the best interests of ArcLight and its shareholders for ArcLight to enter into the Business Combination Agreement and consummate the transactions contemplated thereby, (ii) authorizing management to negotiate, execute and deliver the transaction documents and (iii) authorizing management to consummate the transactions contemplated by the Business Combination Agreement, among other things.

The ArcLight Board did not obtain a third-party valuation or fairness opinion in connection with its resolution to approve the Business Combination, but determined that ArcLight’s management, Sponsor and the members of the ArcLight Board had substantial experience in evaluating the operating, financial and business merits of companies similar to OPAL Fuels sufficient to make its own determination of the merits and fairness to ArcLight’s stockholders of a business combination with OPAL Fuels. ArcLight reviewed certain financial and operational information of the business and compared it to certain publicly traded and private RNG, hydrogen and biofuel companies, as well as precedent company transactions, selected based on the experience and the professional judgement of ArcLight’s management.

Before the market opened on December 2, 2021, the parties entered into the Business Combination Agreement and the related ancillary documents and the PIPE Investors executed and delivered the Subscription Agreements, which provided for binding subscriptions to purchase an aggregate of 12.5 million shares of New OPAL Common Stock at $10.00 per share. Later that same morning, ArcLight and OPAL Fuels issued a joint press release announcing the execution and delivery of the Business Combination Agreement, and ArcLight filed a Current Report on Form 8-K, which included as exhibits (a) the joint press release, dated December 2, 2021, (b) an investor presentation providing information on OPAL Fuels’ business and a summary of certain key terms of the business combination, and (c) a transcript of a conference call with investors. ArcLight filed a second Current Report on Form 8-K on December 3, 2021, which included as exhibits the Business Combination Agreement and certain related ancillary documents.

Resignation of Placement Agents and Financial Advisors

On May 13, 2022, each of BofA Securities, Inc. (“BofA”), Credit Suisse Securities (USA) LLC (“CS”) and Citigroup Global Markets Inc. (“Citi”) delivered to ArcLight and OPAL Fuels notices of resignation of their roles as placement agents in connection with the PIPE Investment to ArcLight and, with respect to BofA and CS, their roles as financial advisors to OPAL Fuels in connection with the Business Combination and, with respect to Citi, its role as financial advisor to ArcLight in connection with the Business Combination. On May 14, 2022, Barclays Capital Inc. (“Barclays” together with BofA, CS and Citi, the “Advisors”) delivered to ArcLight and OPAL Fuels a notice of resignation of its role as placement agent in connection with the PIPE Investment to ArcLight. Each of the Advisors waived all right to fees under their respective placement agent and financial advisory agreements with ArcLight and OPAL Fuels. In addition, each of Barclays and Citi terminated, and waived any right to received deferred underwriting commissions pursuant to, the Underwriting Agreement, dated March 22, 2021, among Barclays, Citi and ArcLight (the “Underwriting Agreement”), which agreement related to ArcLight’s initial public offering. The aggregate amount of fees and underwriting commissions waived by the Advisors is approximately $24.9 million. Please see “Unaudited Pro Forma Combined Financial Information” for further information and the estimated transaction fees and expenses required to be paid in connection with the Business Combination. ArcLight continues to have customary obligations with respect to use of information and indemnification under the placement agreement with Citi and the Underwriting Agreement with Barclays and Citi and OPAL Fuels continues to have customary obligations with respect to use of information and indemnification pursuant to the financial advisory agreements with BofA and CS. However, ArcLight and OPAL Fuels are not party to any agreements that would require the payment of any fees or underwriting commissions to, or require the reimbursement of any expenses of (other than de minimis expenses of legal counsel to the Advisors), the Advisors with respect to the Business Combination or any other transactions described herein. In addition, each of the Advisors has delivered notice of resignation to the Securities and Exchange Commission pursuant to Section 11(b)(1) under the Securities Act. There is not currently any dispute between any of ArcLight, OPAL Fuels or the Advisors with respect to the resignations described above.

At no time prior to or after their resignation did any of the Advisors advise ArcLight or OPAL Fuels that they had any specific concerns regarding the Business Combination or that they were in disagreement with the contents of this prospectus/proxy statement or the registration statement of which it forms a part. The Advisors did not prepare or provide any of the disclosure in this prospectus/proxy statement or any analysis underlying such disclosure or any other materials or work product that have been provided to ArcLight’s shareholders or the PIPE Investors. However, with all other members of the transaction working group, the Advisors did receive drafts of this prospectus/proxy statement prepared by ArcLight and OPAL Fuels and provided limited comments in the ordinary course. Additionally, in verbal conversations we have engaged in with the Advisors subsequent to their resignation, we have been advised by the Advisors that, given that they are no longer engaged in any capacity by ArcLight or OPAL Fuels, they do not intend to review any disclosures in this proxy statement/prospectus pertaining to their roles and resignation. We provided such disclosures to the Advisors and requested confirmation that they agree with the disclosures. Following delivery of the disclosure to the Advisors, they have either stated that they do not intend to review the disclosure or have not responded to such request. There can be no assurances that Advisors agree with this disclosure and no inference can be drawn to this effect. Shareholders should not put any reliance on the fact that one or more of the Advisors were previously involved with any aspect of the transactions described in this prospectus/proxy statement.

Neither ArcLight nor OPAL Fuels relied on their respective financial advisors in the preparation and analysis of the materials, including projections, provided to the ArcLight Board for use as a component of its overall evaluation of OPAL Fuels. The ArcLight Board did not receive or rely upon any financial or valuation analyses conducted or prepared by any of the Advisors in making its determination that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, ArcLight and its shareholders. The services provided by the Advisors related to their financial advisory engagements consisted primarily in acting as intermediaries as necessary between the parties and coordinating logistical aspects of the transaction.

Each of the Advisors conducted usual and customary placement agent services in connection with the PIPE Investment, including logistical coordination on investor outreach, data room management and participation in the assembly of marketing materials; however, the PIPE Investment is not contingent upon any continued involvement of the Advisors in the transactions and each of the PIPE Investors has specifically disclaimed reliance on any statement, representation or warranty made by, among others, each of the Advisors in determining to participate in the PIPE investment.

In their role as financial advisors to OPAL Fuels, representatives of BofA and CS performed the following services: (i) facilitated outreach to potential business combination counterparties, including ArcLight, (ii) provided financial advice to OPAL Fuels in considering its strategic alternatives and (iii) participated in discussions and provided advice to OPAL Fuels as to the structuring and terms of the Business Combination. Additionally, in connection with the Business Combination, representatives of BofA and CS, with respect to OPAL Fuels, and Citi, with respect to ArcLight, in their roles as financial advisors, helped to facilitate the overall transaction execution process through (i) the convening of meetings and telephone and video conferences that were attended by representatives of ArcLight, OPAL Fuels and their respective advisors and (ii) organizing and processing publicly available market data with respect to sector-specific comparable companies.

Please see “—The Background of the Business Combination Agreement” above for further details as to the involvement of the Advisors in the Business Combination and the PIPE Investment.

The services provided by the Advisors under the placement agent and financial advisory agreements were substantially complete at the time of their resignations. The services provided by Barclays and Citi under the Underwriting Agreement were completed at the time of the closing of ArcLight’s initial public offering. ArcLight and OPAL Fuels do not intend to engage additional financial advisors. The availability of the PIPE Investment and any contemplated post-transaction financing arrangements (including the OPAL term loan, under which affiliates of each of BofA, CS, Citi and Barclays are lenders) are not impacted by the resignations of the Advisors.

The resignation of the Advisors and the waiver of fees for services that have already been rendered is unusual. ArcLight shareholders may be more likely to elect to redeem their shares as a result of such resignations and as a result, ArcLight may not have sufficient funds to meet the Minimum Cash Proceeds condition under the Business Combination Agreement.

Shareholders may believe that when financial institutions, such as the Advisors, are named in a proxy statement/prospectus, the involvement of such institutions typically presumes a level of due diligence and independent analysis on the part of such financial institution and that the naming of such financial institutions typically means that a financial institution has done a level of due diligence ordinarily associated with a professional engagement. The resignation letters of each of the Advisors with respect to their engagements with ArcLight and OPAL Fuels and the notices of resignation to the Securities and Exchange Commission pursuant to Section 11(b)(1) under the Securities Act, each stated that the Advisors are not responsible for any part of this proxy statement/prospectus. While the Advisors did not provide any additional detail in their resignation letters either to ArcLight and OPAL Fuels or to the Securities and Exchange Commission, such resignation may be an indication by such Advisors that such firms do not want to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction. However, neither OPAL Fuels nor ArcLight will speculate about the reasons why the Advisors withdrew from their roles as placement agents, financial advisors and underwriters, as the case may be, in connection with the Business Combination and forfeited their fees after doing substantially all the work to earn their fees. Accordingly, shareholders should not place any reliance on the fact that the Advisors have been previously involved with this transaction.

In addition, we note that unaffiliated investors are subject to certain material risks as a result of OPAL Fuels going public through a merger rather than through a traditional underwritten offering. See “Risk Factors — Risks Related to the Business Combination and ArcLight — There are material risks to unaffiliated investors presented by taking OPAL Fuels public through a merger rather than through an underwritten offering” on page 93.

The ArcLight Board’s Reasons for the Business Combination

ArcLight was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The ArcLight Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the ArcLight Board and management to identify, acquire and operate one or more businesses. The members of the ArcLight Board and management have extensive transactional experience, particularly in the energy infrastructure industry.

As described under “— The Background of the Business Combination” above, the ArcLight Board, in evaluating the Business Combination, consulted with ArcLight’s management and legal advisors. In reaching its unanimous decision to approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, the ArcLight Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the proposed combination, the ArcLight Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The ArcLight Board contemplated its decision in the context of all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the ArcLight Board’s reasons for approving the combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “— Cautionary Statement Regarding Forward-Looking Statements.”

In approving the Business Combination, the ArcLight Board decided not to obtain a fairness opinion. The officers and directors of ArcLight have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, including the RNG industry, and concluded that their experience and background, together with the experience of their representatives, enabled them to make the necessary analyses and determinations regarding the Business Combination and its fairness to ArcLight’s stockholders.

The ArcLight Board conducted an in-depth project-by-project review of OPAL Fuels’ construction and advanced development projects. Over the course of this review and the ArcLight Board’s diligence process more generally, including its investigation of the broader renewable natural gas industry, the ArcLight Board and management team alike were impressed with the OPAL Fuels management team. The ArcLight Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following: OPAL Fuels’ demonstrable contributions toward global sustainability and decarbonization through greenhouse gas reduction, the experience of OPAL Fuels’ management team and its proven ability to execute strategic initiatives in the RNG market, the scale and growth potential of its RNG platform, the prudent financial management of the business, Fortistar’s commitment to the business as demonstrated by rolling 100% of their current equity position following the Business Combination, the established current margins of the business and future ability of OPAL Fuels’ management team to improve the economics of the business over time, and more generally the large and growing market for RNG in the transportation segment and, more broadly, across the energy complex. Additionally, the ArcLight Board took into consideration the following factors or made the following determinations, as applicable, among others:

•        Meets the acquisition criteria that ArcLight had established to evaluate prospective business combination targets.    The ArcLight Board determined that OPAL Fuels satisfies a number of the criteria and guidelines that ArcLight established at its IPO, including its active participation in the global transition to a sustainable transportation model through fossil fuel replacement, or has the potential to develop fundamentally sound financial performance and anticipated revenue and cash flow growth potential, its exposure to large addressable markets with long-term tailwinds, its differentiated assets and sustainable competitive advantages, its organic and acquisitive growth potential, its experienced management team, and leverage of ArcLight’s industry experience.

•        Historic successes of mature, vertically integrated renewable natural gas business and resulting strong competitive positioning.    Unlike many other RNG producers in the market, in addition to contractual entitlements to RNG supply, OPAL Fuels also has an established dispensing and monetization segment that connects supply with transportation customers pursuant to long-term contracts. This vertical integration affords OPAL Fuels benefits in the form of diversification and improved cash margins, and enables advantaged sourcing of additional business opportunities in both the capture and conversion segment and the dispensing and monetization segment. The ArcLight Board viewed OPAL Fuels’ prior success in managing integrated upstream and downstream businesses for more than 20 years as a supporting factor, especially because these businesses have already generated revenue. The ArcLight Board believes that OPAL Fuels has distinct competitive advantages as a result of vertical integration and that its management team will continue to be successful in its execution of current growth initiatives.

•        Attractive RNG market with substantial regulatory support.    The ArcLight Board evaluated the RNG market in which OPAL Fuels operates, and determined that it benefits from constructive supply and demand fundamentals together with well-established and growing regulatory support. Demand for RNG in the transportation fuel market is expected to grow meaningfully in coming years, spurred by attractive total cost of ownership and low CI by comparison to diesel, hydrogen and battery electric alternatives. Further, RNG pricing is supported by entrenched and growing federal and state credit markets, which OPAL Fuels is well-positioned to participate in, given its vertically integrated business model.

•        Experienced management team.    The ArcLight Board determined that OPAL Fuels has a proven and experienced team, whose development, construction and operating experience and industry relationships position the team to lead New OPAL successfully after the Business Combination. The executive team has over 100 years of combined experience in the RNG market and was largely responsible for the successful build out of OPAL Fuels’ platform over the last decade.

•        Strong commitment of existing OPAL Fuels equity holders.    All existing OPAL Fuels stockholders, including Fortistar, agreed to roll 100% of their ownership stakes, and Fortistar committed additional capital to the PIPE Financing. In addition, NextEra Energy, one of the largest publicly-traded energy companies in the United States, has agreed to make a substantial investment in OPAL Fuels in the form of a $100.0 million preferred equity commitment, and participated at a significant level in the PIPE Financing.

•        Valuation supported by financial analysis and due diligence.    The ArcLight Board determined that the valuation analysis conducted by ArcLight’s management team, based on its analysis of operational, financial and valuation data of comparable companies, trading levels of comparable companies, publicly disclosed information regarding comparable transactions and the materials and financial projections provided by OPAL Fuels, supported the equity valuation of OPAL Fuels. As part of this determination, ArcLight’s management, the ArcLight Board and legal counsel conducted a comprehensive due diligence examination of OPAL Fuels and discussed the financial, technical, operational and legal outlook of OPAL Fuels with OPAL Fuels’ management.

•        Multiple avenues to accelerate organic growth opportunities.    The ArcLight Board considered that OPAL Fuels benefits from multiple opportunities to drive accelerated and profitable organic growth, including four projects in operation, eight RNG projects under construction and eight identified as suitable for conversion from Renewable Power to RNG production OPAL Fuels is well positioned to expand its dispensing and monetization operations as it brings more RNG supply to market through growth in its capture and conversion segment. In addition, OPAL has initial agreements for the production and dispensing of hydrogen, which could form the basis for attractive organic growth opportunities as the hydrogen market develops. The ArcLight Board evaluated the execution risk for OPAL Fuels’ currently planned growth as low, in part, because it will be carried out by OPAL Fuels’ experienced and proven management team and benefits from collaboration with world-class partners.

•        Significant value creation and organic growth opportunities.    In addition to the organic growth opportunities described above, the ArcLight Board considered that OPAL Fuels would have the potential to add substantial value by acquiring additional projects and businesses that would be integrated and managed by the OPAL Fuels’ management team and benefit from OPAL Fuels’ longstanding partnerships and other strategic advantages. Additionally, OPAL Fuels’ customer base continues to expand within the transportation fuel sector, and can be expanded into the voluntary utility programs sector as well as into emerging end markets, such as net-zero LNG.

•        Strong uptake of OPAL Fuels’ products.    The ArcLight Board believes that OPAL Fuels is advancing its innovative project pipeline, including Biogas Conversion Projects at landfill and dairy farms, as evidenced by the eight RNG projects under construction and more than 16 RNG projects under development, and its Fueling Station projects, which advancement is evidenced by OPAL Fuels having served as the general contractor or supervised qualified third-party contractors and completed over 350 Fueling Station projects and servicing more than 5,000 trucks on a daily basis.

•        OPAL Fuels’ post-closing financial condition.    The ArcLight Board also considered factors such as OPAL Fuels’ outlook, financial plan and debt structure, taking into consideration the fact that, after consummation of the Business Combination, OPAL Fuels will have more than $600.0 million of cash on its balance sheet, (assuming no redemptions, full funding of the NextEra preferred equity financing and the term loan with BofA, estimated transaction expenses, projected pace of spending and timing of closing) which may be used strategically to fund growth or pay down debt.

The ArcLight Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Business Combination including, but not limited to, the following: redemptions, complexities related to the shareholder vote, litigation and threats of litigation and broader macro risks, including OPAL Fuels’ reliance on manufacturers of membrane, compressors and other equipment necessary to build RNG conversion and dispensing facilities, reliance on truck fleet operators to purchase vehicles that use RNG, continued support for EHS laws and regulatory regimes applicable to various constituents in the RNG industry, developments in tax and other governmental incentives applicable to the RNG industry, and price fluctuations in environmental commodities. Additionally, the ArcLight Board considered the following issues and risks, among others:

•        Risk that the benefits described above may not be achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        Risk of the liquidation of ArcLight.    The risks and costs to ArcLight if the Business Combination is not completed, including the risk of diverting management’s focus and resources from other business combination opportunities, which could result in ArcLight being unable to effect a business combination in the requisite time frame and force ArcLight to liquidate.

•        Exclusivity.    The fact that the Business Combination Agreement includes an exclusivity provision that prohibits ArcLight from soliciting other business combination proposals, which restricts ArcLight’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•        Risks regarding the shareholder vote.    The risk that ArcLight’s shareholders may fail to provide the votes necessary to effect the Business Combination.

•        Limitations of review.    The ArcLight Board did not obtain an opinion from any independent investment banking or accounting firm that the consideration to be exchanged is fair to ArcLight, OPAL Fuels or their respective shareholders from a financial point of view. Accordingly, the ArcLight Board considered the possibility that ArcLight may not have properly valued OPAL Fuels.

•        Closing conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within ArcLight’s control, including approval by ArcLight stockholders and approval by Nasdaq of the supplemental listing application in connection with the Business Combination.

•        Fees and expenses.    The magnitude of fees and expenses associated with completing the Business Combination, and the corresponding condition to closing the Business Combination in favor of OPAL Fuels.

•        Public company readiness of OPAL Fuels’ management team.    The demands of transitioning from a private to a public company, and the limited experience of individual members of OPAL Fuels’ management team in navigating the requirements and complexities of operating as a public company.

•        Potential litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Potential impacts of COVID-19.    Uncertainties regarding the potential impacts of the COVID-19 virus and related economic and other disruptions to OPAL Fuels’ operations and demand for its products.

•        Other risk factors.    Various other risk factors associated with the respective businesses of ArcLight and OPAL Fuels.

In addition to considering the factors described above, the ArcLight Board also considered that some officers and directors of ArcLight might have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of ArcLight’s stockholders. ArcLight’s independent directors reviewed and considered these interests during the negotiation of the Business Combination, as well as in their evaluation and unanimous approval of, as members of the ArcLight Board, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

The ArcLight Board concluded that the potential benefits that it expected ArcLight and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ArcLight Board unanimously determined that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, ArcLight and its shareholders. The ArcLight Board did not receive or rely upon any financial or valuation analyses conducted or prepared by any of the Advisors in making this determination.

Overview

We are asking our shareholders to adopt and approve the Business Combination Agreement, along with certain related agreements and the transactions contemplated thereby (including the Business Combination). ArcLight shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby. Please see “— The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because we are holding a shareholder vote concerning the adoption and approval of the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ArcLight ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter.

The Business Combination Agreement

This subsection of this proxy statement/prospectus describes certain material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified by the disclosure schedules (the “disclosure schedules”), which are not filed publicly. ArcLight does not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about ArcLight, OPAL Fuels or any other matter.

On December 2, 2021, ArcLight, OPAL HoldCo and OPAL Fuels entered into the Business Combination Agreement, which provides for, among other things, the following transactions:

(a)     Prior to the Closing, each issued and outstanding ArcLight Class B ordinary share will convert into one ArcLight Class A ordinary share;

(b)    On the Closing Date, following the ArcLight Share Conversion but prior to the Closing, ArcLight will, subject to the receipt of the requisite shareholder approval, transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation, upon which ArcLight will change its name to “OPAL Fuels Inc.” (as described in greater detail under the heading “— Effect of the Domestication on Existing ArcLight Equity in the Business Combination”);

(c)     At the Closing, the members of OPAL Fuels and OPAL Fuels will cause OPAL Fuels’ existing limited liability company agreement to be amended and restated to be in the form of the Second A&R LLC Agreement of OPAL Fuels attached as an exhibit to the Business Combination Agreement, to, among other things, admit New OPAL as the managing member of OPAL Fuels and to re-classify all of OPAL Fuels’

existing common units into a number of Class B Units of OPAL Fuels, calculated as a function of the pre-transaction equity value of OPAL Fuels in an amount equal to $1,501,870,000, minus all principal and accrued interest outstanding pursuant to the Ares Note, as of immediately after the Closing; and

(d)    At the Closing, substantially concurrently with the foregoing actions, ArcLight will (i) contribute to OPAL Fuels an amount equal to the sum of cash in the Trust Account as of immediately prior to the Closing (after giving effect to the ACT Share Redemptions from the Trust Account) plus the aggregate cash proceeds actually received in respect of the PIPE Investment and (ii) contribute to OPAL Fuels a number of shares of New OPAL Class D Common Stock (which it will in turn distribute to OPAL Holdco and Hillman) and a number of shares of New OPAL Class B Common Stock or, if so elected, a number of shares of New OPAL Class A Common Stock (which it will in turn distribute to Ares, provided that in lieu of receiving a combination of Class B Units of OPAL Fuels and New OPAL Class B Common Stock, if elected, Ares may receive a number of shares of New OPAL Class A Common Stock equal to the number of shares of New OPAL Class B Common Stock it otherwise would have received), collectively, in exchange for a number of Class A Units of OPAL Fuels equal to the number of shares of New OPAL Class A Common Stock then issued and outstanding (after giving effect to OPAL Fuels’ election to receive New OPAL Class A Common Stock in lieu of New OPAL Class B Common Stock, if any), which OPAL Fuels will issue to ArcLight.

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, ArcLight entered into Subscription Agreements with each of the PIPE Investors, pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase on the Closing Date, and ArcLight has agreed to issue and sell to the PIPE Investors on the Closing Date, an aggregate of 12,500,000 shares of New OPAL Class A Common Stock for a purchase price of $10.00 per share and for an aggregate purchase price of $125,000,000, on the terms and subject to the conditions set forth in the Subscription Agreements. The New OPAL Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ArcLight has granted the PIPE investors certain registration rights in connection with the PIPE Financing. The Subscription Agreements contain customary representations, warranties, covenants and agreements of ArcLight and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Business Combination Agreement that is material and adverse to the PIPE Investor) and termination rights (including a termination right if the transaction contemplated by the Subscription Agreement has not been consummated by May 31, 2022 (one hundred eighty (180) days after the date of the Subscription Agreement), other than as a result of breach by the terminating party). Effective as of May 11, 2022, PIPE Investors representing $110,806,000 of the original PIPE Investment entered into the Amended Subscription Agreements, whereby the termination rights described above were amended to extend the term of each Amended Subscription Agreement by 60 days to July 29, 2022. As a result, assuming other PIPE Investors do not execute amendments to their Subscription Agreements to extend their expiration dates, there will be approximately $14.2 million less available proceeds from the PIPE Investment at the consummation of the Business Combination. In the event that the Business Combination closes subsequent to July 29, 2022, and we are unable to secure additional extensions of the expiration date from any of the PIPE Investors, there would be $125.0 million less available proceeds from the PIPE Investment at the consummation of the Business Combination.

We note that each of BofA, CS, Barclays and Citi, in its role as a placement agent that advised ArcLight in connection with the PIPE Investment has resigned from its role in such capacity and waived all fees associated with such engagement. The services being provided by the placement agents in connection with the PIPE Investment were substantially complete at the time of their resignations. The PIPE Investment is not contingent upon any continued involvement of the placement agents in the transactions and each of the PIPE Investors has specifically disclaimed reliance on any statement, representation or warranty made by, among others, each of the placement agents in determining to participate in the PIPE investment. See “Summary — Recent Developments”.

Following the completion of the Business Combination, as described above, our organizational structure will be what is commonly referred to as an umbrella partnership corporation (or Up-C) structure. This organizational structure will allow OPAL HoldCo, Hillman and, assuming no election pursuant to the BCA that Ares receive New OPAL Class A Common Stock, Ares to retain a direct equity ownership in OPAL Fuels, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of OPAL Common Units. Each of HoldCo, Hillman and, assuming no such election, Ares will also hold a number of shares of New OPAL Class B Common Stock or New OPAL Class D Common Stock, as applicable, equal to the number of OPAL Common Units it holds, which will have no economic value, but which will afford the holder one vote per share or five votes per share, as applicable, at any meeting of the shareholders of New OPAL. The Second A&R LLC Agreement, substantially in the form attached hereto as Annex H, will provide each holder of Class B Units (other than New OPAL) with the right to redeem all or a portion of their Units (together with an equal number of shares of New OPAL Class B Common Stock or New OPAL Class D Common Stock, as the case may be) for cash, or, at New OPAL’s option, New OPAL Class A Common Stock, in each case subject to certain restrictions set forth therein. Those investors who held ArcLight Class A ordinary shares or ArcLight Class B ordinary shares prior to the Domestication will, by contrast, have their shares converted into shares of New OPAL Class A Common Stock. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and ArcLight” for additional information on our organizational structure.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to Closing, including, among other things, the Subscription Agreements, the Sponsor Letter Agreement, the Investor Rights Agreement, the Second A&R LLC Agreement and the Tax Receivable Agreement. See “— Related Agreements” for more information.

Effect of the Domestication on Existing ArcLight Equity in the Business Combination

The Domestication will result in, among other things, the following, each of which will occur prior to the Closing on the Closing Date:

•        each issued and outstanding ArcLight Class B ordinary share will be converted into one ArcLight Class A ordinary share;

•        each issued and outstanding ArcLight Class A ordinary share will be converted, on a one-for-one basis, into New OPAL Class A Common Stock;

•        each outstanding ArcLight Warrant to purchase one ArcLight Class A ordinary share will become a warrant to purchase one share of New OPAL Class A Common Stock; and

•        the Existing Organizational Documents of ArcLight will become the certificate of incorporation and the bylaws as described in this proxy statement/prospectus and attached to the Business Combination Agreement and ArcLight’s name will change to “OPAL Fuels Inc.”

Consideration to OPAL Fuels Holders in the Business Combination

As further discussed above, the Class B Units held by OPAL HoldCo, Ares and Hillman as a result of the re-classification of OPAL Fuels’ existing limited liability company interests that is to occur at Closing are exchangeable, together with an equal number of shares of New OPAL Class B Common Stock or New OPAL Class D Common Stock, as applicable, for cash or, as elected pursuant to the BCA, shares of New OPAL Class A Common Stock, subject to certain adjustments and restrictions set forth in the Second A&R Company LLC Agreement.

In addition, (a) upon the occurrence of the First Earnout Triggering Event, New OPAL will issue the First Earnout Tranche to the Earnout Participants in accordance with the allocations set forth in the Business Combination Agreement and, (b) upon the occurrence of the Second Earnout Triggering Event, New OPAL will issue the Second Earnout Tranche to the Earnout Participants in accordance with the allocations set forth in the Business Combination Agreement.

Aggregate New OPAL Proceeds

The Aggregate Transaction Proceeds will be used for general corporate purposes after the Business Combination.

Closing of the Business Combination

The Closing of the transactions contemplated by the Business Combination Agreement will take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than on the third (3rd) business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions set forth in the Business Combination Agreement and described below under the section entitled “— Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as ArcLight and OPAL Fuels may agree in writing.

Conditions to Closing of the Business Combination

Conditions to the Obligations of the Parties

The obligations of the parties to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by all of the parties, of the following conditions:

•        all necessary clearances, authorizations and approvals from governmental entities will have been received and all applicable waiting periods will have expired or been terminated, as applicable;

•        no order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Business Combination Agreement will be in effect, and no law or regulation will have been adopted that makes the consummation of the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibited;

•        this proxy statement/prospectus will have become effective in accordance with the provisions of the Securities Act, no stop order will have been issued by the SEC and will remain in effect with respect to this proxy statement/prospectus, and no proceeding seeking such a stop order will have been threatened or initiated by the SEC and remaining pending;

•        the approval of each Condition Precedent Proposal by the affirmative vote of the holders of the requisite number of ArcLight ordinary shares being obtained in accordance with ArcLight’s Existing Organizational Documents and applicable law;

•        ArcLight’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement will have been conditionally approved and, immediately following the Closing, ArcLight will, after giving effect to the ACT Share Redemptions, satisfy any applicable initial and continuing listing requirements of Nasdaq, and ArcLight will not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the Closing, and the shares of New OPAL Common Stock will have been approved for listing on Nasdaq;

•        after giving effect to the transactions contemplated by the Business Combination Agreement (including after giving effect to the PIPE Financing and after giving effect to the ACT Share Redemption), ArcLight will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing; and

•        as of the Closing, each of the Ancillary Documents (as defined in the Business Combination Agreement) will be in full force and effect and will not have been rescinded by any of the parties thereto.

Other Conditions to the Obligations of ArcLight

The obligations of ArcLight to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by ArcLight of the following further conditions:

•        (a) the representations and warranties of OPAL Fuels regarding organization and qualification of OPAL Fuels and its subsidiaries, the authority and approvals of OPAL Fuels to, among other things, execute and deliver the Business Combination Agreement and each of the ancillary documents attached thereto to which it is or will be a party and to consummate the transactions contemplated thereby, the capitalization of OPAL Fuels and its subsidiaries, and brokers fees will be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” (as defined below) or any similar limitation set forth in the Business Combination Agreement) in all material respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty was made as of an earlier date, in which case such representation and warranty will have been true and correct in all material respects as of such earlier date), and (b) all other representations and warranties of OPAL Fuels set forth in the Business Combination Agreement will be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the date of the Business Combination Agreement and as of the Closing

Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty was made as of an earlier date, in which case such representation and warranty will have been true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, would not cause a Company Material Adverse Effect;

•        OPAL Fuels will have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by OPAL Fuels under the Business Combination Agreement at or prior to the Closing;

•        since the date of the Business Combination Agreement, no Company Material Adverse Effect will have occurred that is continuing; and

•        at or prior to the Closing, OPAL Fuels will have delivered, or caused to be delivered, to ArcLight the following documents:

•        a certificate duly executed by an authorized officer of OPAL Fuels, dated as of the Closing Date, to the effect that the conditions set forth in the first three bullet points in this subsection entitled “Other Conditions to the Obligations of ArcLight” are satisfied, in a form and substance reasonably satisfactory to ArcLight; and

•        each of the Ancillary Documents (as defined in the Business Combination Agreement) required to be signed by OPAL Fuels, duly executed by OPAL Fuels.

Other Conditions to the Obligations of OPAL Fuels

The obligations of OPAL Fuels to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by OPAL Fuels of the following further conditions:

•        (a) the representations and warranties of ArcLight set forth in the Business Combination Agreement relating to capitalization will be true and correct (without giving effect to any limitation as to “materiality” or “ACT Material Adverse Effect” (as defined below) or any similar limitation set forth in the Business Combination Agreement) in all respects except for any de minimis inaccuracies as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date, (b) the representations and warranties of ArcLight regarding organization and qualification of ArcLight, the authority and approvals of ArcLight to, among other things, execute and deliver the Business Combination Agreement and each of the ancillary documents attached thereto which it is or will be a party and to consummate the transactions contemplated thereby, the capitalization of ArcLight and brokers’ fees will be true and correct (without giving effect to any limitation as to “materiality” or “ACT Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all material respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty was made as of an earlier date, in which case such representation and warranty will have been true and correct in all material respects as of such earlier date), and (c) all other representations and warranties of ArcLight contained in the Business Combination Agreement will be true and correct (without giving effect to any limitation of “materiality” or “ACT Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) in all respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty was made as of an earlier date, in which case such representation and warranty will have been true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an ACT Material Adverse Effect;

•        ArcLight will have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by ArcLight under the Business Combination Agreement at or prior to the Closing;

•        since the date of the Business Combination Agreement, no ACT Material Adverse Effect will have occurred that is continuing;

•        the Aggregate Transaction Proceeds will be equal to or greater than $225,000,000, and ArcLight will have made appropriate arrangements for the funds in the Trust Account to be released upon the Closing;

•        as of immediately following the Closing, the ArcLight Board will consist of the number of directors determined pursuant to the Business Combination Agreement;

•        the Sponsor and the other holders of ArcLight Class B ordinary shares will have complied in all material respects with their covenants and agreements required to be performed or complied with by them under the Sponsor Letter Agreement at or prior to the Closing;

•        the Domestication will have been consummated on the Closing Date prior to the Closing in accordance with the Business Combination Agreement and a time-stamped copy of the Certificate of Domestication issued by the Secretary of State of the State of Delaware in relation to the Domestication will have been delivered to OPAL Fuels;

•        the sum of all Unpaid ACT Expenses and all Unpaid ACT Liabilities will not exceed $30,000,000; and

•        at or prior to the Closing, ArcLight will have delivered, or caused to be delivered, to OPAL Fuels the following documents:

•        a certificate duly executed by an authorized officer of ArcLight, dated as of the Closing Date, to the effect that the conditions set forth in the first three bullet points of this subsection entitled “Other Conditions to the Obligations of OPAL Fuels” are satisfied, in a form and substance reasonably satisfactory to OPAL Fuels; and

•        each of the Ancillary Documents required to be signed by ArcLight, duly executed by ArcLight.

Representations and Warranties

Under the Business Combination Agreement, OPAL Fuels made customary representations and warranties to ArcLight relating to, among other things: organization and qualification; capitalization; authorization; financial statements, absence of undisclosed liabilities, consents and approvals; permits; material contracts; absence of certain changes; litigation; compliance with law; employee plans; environmental matters; intellectual property; labor matters; insurance; tax matters; brokers; real and personal property; transactions with affiliates; data privacy and security; compliance with international trade and anti-corruption laws; information supplied; and investigation.

Under the Business Combination Agreement, ArcLight made customary representations and warranties to OPAL Fuels relating to, among other things: organization and qualification; authorization; consent and approvals; brokers; information supplied; capitalization; SEC filings; absence of certain changes; investment company status; material contracts; the Trust Account; transactions with affiliates; litigation; compliance with law; business activities; internal controls and financial statements; absence of undisclosed liabilities; tax matters; investigation; employment matters; compliance with international trade and anti-corruption laws; change of control payments; the PIPE Financing; information supplied; and investigation.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties relating to OPAL Fuels and its subsidiaries (each, a “Group Company” and, collectively, the “Group Companies”) and ArcLight are qualified, in whole or in part, by materiality thresholds. In addition, certain representations and warranties relating to the Group Companies and ArcLight are qualified, in whole or in part, by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of OPAL Fuels to consummate the ACT Contribution (as defined in the Business Combination Agreement) or the other transactions contemplated by the Business Combination Agreement or the ancillary documents attached thereto to be consummated by OPAL Fuels on the Closing Date in connection therewith, in each case, in accordance with the terms of the Business Combination Agreement and the ancillary documents attached thereto; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any country, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.2(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budget, projection, forecast, estimate or prediction (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslide, wildfire, epidemic, pandemic (including COVID-19) or quarantine, act of God or other natural disaster or comparable event in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

Pursuant to the Business Combination Agreement, an “ACT Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of ArcLight, taken as a whole, or (b) the ability of ArcLight to consummate the Domestication, contribute the Aggregate Transaction Proceeds to OPAL Fuels or the other transactions contemplated by the Business Combination Agreement or the ancillary documents attached thereto to be consummated by ArcLight on the Closing Date in connection therewith, in each case, in accordance with the terms of the Business Combination Agreement and the ancillary documents attached thereto; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an ACT Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social condition in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any country, (iv) changes in any applicable Law, (v) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of ArcLight with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (v) shall not apply to the representations and warranties set forth in Section 4.3(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.3(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vi) any failure by ArcLight to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions

(although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (v) or clause (vii)), or (vii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslide, wildfire, epidemic, pandemic (including COVID-19) or quarantine, act of God or other natural disaster or comparable event in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (iv) or clause (vii) may be taken into account in determining whether an ACT Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on ArcLight, taken as a whole, relative to other “SPACs.”

Covenants of the Parties

Covenants of OPAL Fuels

OPAL Fuels made certain covenants under the Business Combination Agreement, including, among others, those discussed under this subheading.

Subject to certain customary exceptions or as consented to in writing by ArcLight (such consent not to be unreasonably withheld, conditioned or delayed), prior to the Closing or the termination of the Business Combination Agreement in accordance with its terms, OPAL Fuels will, and OPAL Fuels will cause its subsidiaries to, (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to (A) maintain and preserve intact in all material respects the business organization, assets and properties and material business relations of the Group Companies, (B) retain the current key officers of the Group Companies and (C) preserve the relationships with the key customers and key suppliers of the Group Companies. Further, subject to certain customary exceptions or as consented to in writing by ArcLight (such consent, other than in the case of the first, clause (A) of the second, the fifteenth, the twenty-second and the twenty-third (to the extent not related to any of the foregoing) sub-bullets below, not to be unreasonably withheld, conditioned or delayed), from and after the date of the Business Combination Agreement and until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, OPAL Fuels will, and OPAL Fuels will cause its subsidiaries to, not do any of the following:

•        declare, set aside, make or pay any dividends or distribution or payment in respect of, or repurchase or redeem any outstanding, any equity securities of OPAL Fuels or its subsidiaries;

•        (A) merge, consolidate, combine or amalgamate with any person or (B) purchase or otherwise acquire any business entity or organization, other than any such transaction where the cash purchase price paid does not exceed $100,000,000 in the aggregate;

•        adopt any amendments, supplements, restatements or modifications to any governing documents of OPAL Fuels or its subsidiaries;

•        subject to certain exceptions, sell, transfer assign, sublease, license, sublicense, let lapse, let expire (except the expiration of intellectual property rights in accordance with its maximum statutory term) or otherwise dispose of any material assets or properties, disclose trade secrets, or subject any material assets to any lien (subject to certain exceptions), in each case, of OPAL Fuels or its subsidiaries;

•        transfer, issue, sell, grant, or otherwise dispose of or subject to a lien any equity interests of OPAL Fuels or its subsidiaries or issue any options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units, or other rights obligating OPAL Fuels or any of its subsidiaries to issue any equity interests other than those granted to any director, manager, officer, employee, individual independent contractor or service provider in the form of compensation or pursuant to any compensation agreement or arrangement;

•        incur, create or assume any indebtedness other than ordinary course trade payables, indebtedness for borrowed money which shall not exceed $100,000,000 in the aggregate, or guarantee any liability of any person;

•        subject to certain exceptions, amend or modify, in either case in a manner materially adverse to, or terminate certain material contracts or real property lease of, OPAL Fuels or its subsidiaries waive any material benefit or right under any such material contracts or enter into, amend or modify any contract or real property lease that would have been a material contract if entered into, amended or modified prior to the date of the Business Combination Agreement;

•        subject to certain exceptions, make any loans, advances or capital contributions to, guarantees for the benefit of or any investments in any person;

•        subject to certain exceptions, adopt or amend or modify any benefit plan or increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual, independent contractor or service provider or take any action to accelerate any payment or benefit payable to any such person;

•        subject to certain exceptions, waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider;

•        subject to certain exceptions, hire or otherwise enter into any employment or service agreement or arrangement with any director, manager, officer, employee, individual independent contractor or other service provider of whose total annual compensation opportunity exceeds $400,000;

•        implement or announce any employee layoffs, plant closings, reductions in force or other actions that could implicate the Worker Adjustment Retraining and Notification Act of 1988 or similar laws;

•        enter into or negotiate any collective bargaining agreement or recognize or certify any labor union, works council other labor organization or group of employees as the representative of any employees;

•        make, change or revoke any material tax election other than any such extension or waiver obtained in the ordinary course of business, enter into any tax allocation, tax sharing or tax indemnity or similar agreements (subject to certain exceptions), settle or compromise any material tax claim or assessment, file any material amended tax return, adopt or change any method of tax accounting, change any tax accounting period, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment other than in the ordinary course of business;

•        enter into any settlements in excess of certain thresholds or that impose any material non-monetary obligations on OPAL Fuels or any of its subsidiaries;

•        subject to certain exceptions, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•        make any material changes to the methods of accounting, other than changes made in accordance with standard(s) of the Public Company Accounting Oversight Board;

•        enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement or the ancillary documents attached thereto;

•        subject to certain exceptions, make any material change of control payment or make any material payments with respect to an OPAL Fuels’ affiliated party arrangement;

•        sell, lease, exchange, encumber, license or dispose of all or any material portion of its interests in or to the RNG Assets (as defined in the Business Combination Agreement) other than any RNG Asset with a fair market value at or below certain thresholds, and the sale of renewable natural gas production produced from the RNG Assets in the ordinary course of business;

•        subject to certain exceptions, fail to maintain the real property in substantially the same condition as the date of the Business Combination Agreement;

•        amend, alter or modify in any material respect, or waive any material rights under the Ares Note or the NextEra Subscription Agreement; or

•        enter into any contract to take, announce or cause to be taken any of the above actions.

From the date of the Business Combination Agreement until the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, OPAL Fuels shall not, and shall cause the other Group Companies and its and their respective officers and directors to not and shall use its reasonable best efforts to cause the other representatives of the Group Companies to not, directly or indirectly: (i) solicit, initiate, knowingly induce, knowingly encourage, facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer

(written or oral) that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding (whether or not binding) regarding a Company Acquisition Proposal; (iv) make any filings or submissions to the SEC in connection with a public offering of any equity securities, or other securities, of any Group Company; or (v) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any person in connection with any Company Acquisition Proposal or a transaction of the type in clause (iv) (other than to inform such person of the existence of the Company’s obligations under Section 5.6 of the Business Combination Agreement).

As promptly as reasonably practicable following the date of the Business Combination Agreement, OPAL Fuels will deliver to ArcLight the audited consolidated balance sheets of OPAL Fuels as of December 31, 2019 and December 31, 2020 and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of OPAL Fuels for the years then ended. As of February 6, 2022, OPAL Fuels satisfied this covenant by delivering such financial statements.

OPAL Fuels will use its reasonable best efforts to (i) enforce the obligations of NextEra under the NextEra Subscription Agreement and consummate the transactions contemplated by the NextEra Subscription Agreement on the terms and subject to the conditions set forth in the NextEra Subscription Agreement, (ii) satisfy all conditions set forth in the NextEra Subscription Agreement that are within its control and (iii) satisfy and comply with its obligations under the NextEra Subscription Agreement.

OPAL Fuels acknowledged and agreed that ArcLight established the Trust Account for the benefit of ArcLight’s Public Shareholders, and ArcLight may disburse monies from the Trust Account only in the express circumstances described in ArcLight’s IPO prospectus. Further, OPAL Fuels, on its own behalf and on behalf of its representatives, waived any past, present or future claim of any kind against the Trust Account and agreed not to seek recourse against the Trust Account for any reason whatsoever.

Covenants of ArcLight

ArcLight made certain covenants under the Business Combination Agreement, including, among others, those discussed under this subheading.

Subject to certain customary exceptions or as consented to in writing by OPAL Fuels, prior to the Closing or the termination of the Business Combination Agreement in accordance with its terms, ArcLight will not do any of the following (such consent not to be unreasonably withheld, conditioned or delayed except in the case of the first, second, third, fourth, fifth, ninth, and eleventh sub-bullets below):

•        adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Existing Organizational Documents;

•        create or form a subsidiary;

•        acquire (including by merger, consolidation, combination or amalgamation with), or make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any business entity;

•        declare, set aside, make or pay any dividends or distribution on, or payment in respect of, or repurchase, redeem or otherwise acquire any outstanding, equity securities of ArcLight or any subsidiary of ArcLight;

•        authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•        split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

•        incur, create or assume any indebtedness or guarantee any liability of another person;

•        make any loans or advances to, or capital contributions in, any other person, other than to, or in, ArcLight;

•        issue any equity securities of ArcLight or grant any additional options, warrants or stock appreciation rights with respect to its equity securities;

•        subject to certain exceptions, enter into, renew, modify or revise any ArcLight related party transaction or make any material payment to any ArcLight related party;

•        engage in any activities or business, or incur any liabilities, outside the ordinary course of business (subject to certain exceptions);

•        enter into, amend or modify, in either case, in a manner materially adverse to ArcLight or terminate certain material contracts (subject to certain exceptions);

•        adopt or materially amend any material benefit plan, enter into any employment contract or collective bargaining agreement or hire any person as an employee of ArcLight;

•        make, change or revoke any material tax election other than any such extension or waiver obtained in the ordinary course of business, enter into any tax allocation, tax sharing or tax indemnity or similar agreements (subject to certain exceptions), settle or compromise any material tax claim or assessment, file any material amended tax return, adopt or change any method of tax accounting, change any tax accounting period, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment other than in the ordinary course of business;

•        make any material changes to its methods of accounting, other than changes made in accordance with standard(s) of the Public Company Accounting Oversight Board;

•        authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

•        enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•        subject to certain exceptions, make any material change of control payment; or

•        enter into any contract to take, announce or cause to be taken any of the above actions.

As promptly as practicable following the effectiveness of this registration statement of which this proxy statement/prospectus forms a part, ArcLight will (a) (i) duly call and give notice of and duly convene and hold the general meeting to approve the Condition Precedent Proposals and the Advisory Charter Proposal (ii) cause the registration statement of which this proxy statement/prospectus forms a part to be mailed to the ArcLight shareholders, use reasonable best efforts to solicit proxies from the Pre-Closing ACT Shareholders to vote in favor of the Condition Precedent Proposals and the Organizational Documents Proposal and (iii) provide ArcLight shareholders with the opportunity to elect to effect an ACT Share Redemption in accordance with the governing documents of ArcLight.

ArcLight will use its reasonable best efforts to cause (i) ArcLight’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement to be approved, (ii) to satisfy any of ArcLight’s applicable initial and continuing listing requirements and (iii) the shares of New OPAL Common Stock issuable in accordance with the Business Combination Agreement, including the Domestication, to be approved for listing on Nasdaq, subject to official notice of issuance thereof.

ArcLight will obtain, at or prior to the Closing, and ArcLight will maintain, or cause to be maintained, in effect for a period of six years following the Closing, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of ArcLight’s current officers and directors with respect to matters occurring on or prior to the Closing.

From the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, ArcLight agreed to not, and to cause its officers and directors to not, and Sponsor and its controlled affiliates to not, and to use its reasonable best efforts to cause its and their affiliates and the other representatives of ArcLight, Sponsor and its controlled affiliates to not, directly or indirectly: (i) solicit, initiate, knowingly induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, an ACT Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, an ACT Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding (whether or not binding) regarding an ACT Acquisition Proposal; (iv) make any filings or submissions with the SEC in connection with a public offering of any equity securities, or other securities, of ArcLight, other than any such filings or submissions in connection with the transactions contemplated by the Business Combination Agreement; or (v) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any person in connection any ACT Acquisition Proposal or a transaction of the type in clause (iv) (other than to inform such person of the existence of its obligations under Section 5.7 of the Business Combination Agreement).

ArcLight will use its reasonable best efforts to (i) obtain the PIPE Financing, enforce the obligations of the PIPE Investors under the Subscription Agreements, and consummate the purchases contemplated by the Subscription Agreements, (ii) satisfy all conditions to the PIPE Financing set forth in the Subscription Agreements that are within its control, and (iii) satisfy and comply with its obligations under the Subscription Agreements. Subject to limited customary exceptions, ArcLight will not amend, modify, terminate or waive any provisions of any Subscription Agreement without the prior written consent of OPAL Fuels. ArcLight will also (A) promptly notify OPAL Fuels upon having knowledge of any material breach or default under, or termination of, any Subscription Agreement, (B) prior to delivering any written notice (or any other material notice) to a PIPE Investor with respect to any Subscription Agreement, deliver such notice to OPAL Fuels for its prior review and consent (which consent will not be unreasonably withheld, conditioned or delayed) and (B) promptly, and in any event, within two business days following OPAL Fuels’ reasonable request, deliver a Closing Notice (as defined in the Subscription Agreement) to the PIPE Investors if conditions to the delivery of such notice under the Subscription Agreement have been satisfied and all of the conditions to the Closing set forth in the Business Combination Agreement have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing, but that would, as of such date, reasonably be expected to be satisfied if the Closing were to occur).

ArcLight will take all such action as may be necessary or appropriate such that, effective as of the Closing, the New OPAL Board will consist of seven individuals, as described in greater detail under the heading “— Board of Directors.”

Mutual Covenants of the Parties

The parties to the Business Combination Agreement made certain covenants thereunder, including, among others, the following:

•        using reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by the Business Combination Agreement;

•        notifying the other in writing promptly after learning of any shareholder demands or other shareholder proceedings relating to the Business Combination Agreement, any ancillary document thereto or any matters relating thereto commenced and reasonably cooperate with each other in connection therewith, including not settling or compromising any such demand or proceeding without the consent of the other (not to be unreasonably withheld, conditioned or delayed);

•        acknowledging and agreeing to keep certain information confidential in accordance with the existing non-disclosure agreements among the parties and their affiliates;

•        subject to certain customary exceptions, providing each other reasonable access to their respective properties, directors, officers, books and records; and

•        cooperating in connection with the filing of relevant tax returns, and any audit or tax proceeding.

In addition, ArcLight and OPAL Fuels agreed that ArcLight and OPAL Fuels will prepare and mutually agree upon and ArcLight will file with the SEC, this proxy statement/prospectus on Form S-4 relating to the Business Combination.

Board of Directors

Effective as of the Closing, the current officers of OPAL Fuels will be the officers of New OPAL. Additionally, effective as of the Closing, the New OPAL Board will consist of seven individuals, of which (i) one will be designated by the Sponsor, subject to the approval of OPAL Fuels, who will qualify as an “independent director” under the listing rules of the Nasdaq and Rule 10A-3 of the Exchange Act, and (ii) six will be designated by OPAL Fuels; provided that two of OPAL Fuels’ designees will qualify as “independent directors” under the listing rules of the Nasdaq and Rule 10A-3 of the Exchange Act.

Survival of Representations, Warranties and Covenants

The representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Closing) in the Business Combination Agreement will terminate at the Closing, except for each covenant and agreement that, by its terms, expressly contemplates performance after the Closing, each of which will survive the Closing in accordance with its terms.

Termination

The Business Combination Agreement may be terminated, and the transactions contemplated by the Business Combination Agreement may be abandoned at any time prior to the Closing:

•        by the mutual written consent of ArcLight and OPAL Fuels;

•        by ArcLight, if any of the representations or warranties made by OPAL Fuels in the Business Combination Agreement are not true and correct or if OPAL Fuels fails to perform any of its covenants or agreements set forth in the Business Combination Agreement such that certain conditions to the obligations of ArcLight, as described in the section entitled “— Conditions to Closing of the Business Combination” above, could not be satisfied and the breach (or breaches) causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty days after written notice thereof is delivered to OPAL Fuels by ArcLight and (ii) 11:59 P.M. (pacific time) August 29, 2022 (the “Termination Date”); provided, however, that ArcLight is not then in breach of the Business Combination Agreement so as to prevent certain conditions to the obligations of OPAL Fuels from being satisfied;

•        by OPAL Fuels, if any of the representations or warranties made by ArcLight in the Business Combination Agreement are not true and correct or if ArcLight fails to perform any of its covenants or agreements set forth in the Business Combination Agreement such that certain conditions to the obligations of OPAL Fuels, as described in the section entitled “— Conditions to Closing of the Business Combination” above, could not be satisfied and the breach (or breaches) causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty days after written notice thereof is delivered to ArcLight by OPAL Fuels, and (ii) the Termination Date; provided, however, that OPAL Fuels is not then in breach of the Business Combination Agreement so as to prevent certain conditions to the obligations of ArcLight from being satisfied;

•        by either ArcLight or OPAL Fuels, subject to certain exceptions, if the transactions contemplated by the Business Combination Agreement are not consummated on or prior to the Termination Date;

•        by either ArcLight or OPAL Fuels, if:

•        any governmental entity of competent jurisdiction has issued an order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Business Combination Agreement and such order has become final and nonappealable, or if any law or regulation has been adopted that permanently makes the consummation of the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibited; and

•        the approval of the Condition Precedent Proposals by ArcLight shareholders is not obtained at the extraordinary general meeting (including any adjournment thereof).

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except (i) in the case of a willful breach of any covenant or agreement under the Business Combination Agreement or fraud, and (ii) for customary obligations that survive the termination thereof (such as confidentiality obligations).

Expenses

The fees and expenses incurred in connection with the Business Combination Agreement and the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that, (i) if the Business Combination Agreement is terminated in accordance with its terms, OPAL Fuels will pay, or cause to be paid, all unpaid OPAL Fuels expenses and ArcLight will pay, or cause to be paid, all unpaid ArcLight expenses and (ii) if the Closing occurs, then, subject to the Sponsor Letter Agreement, ArcLight will pay, or cause to be paid, all unpaid OPAL Fuels expenses, all unpaid ArcLight expenses and all unpaid ArcLight liabilities.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Cayman Islands Companies Act (As Revised) also applies to the Domestication).

Amendments

The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by ArcLight and OPAL Fuels, provided that amendments to certain specified provisions will also require the written agreement of Sponsor following the Closing.

Ownership of New OPAL Immediately Following the Business Combination

As of the date of this proxy statement/prospectus, there are 38,895,381 ArcLight ordinary shares issued and outstanding, which includes an aggregate of 7,779,076 ArcLight Class B ordinary shares held by the Initial Shareholders, including 7,639,076 shares held by the Sponsor. 763,907 of the ArcLight Class B ordinary shares held by Sponsor will be subject to forfeiture if not vested by the Sponsor Earnout End Date pursuant to the Sponsor Letter Agreement. See “The Business Combination Agreement — Sponsor Letter Agreement” for more information. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 15,446,522 warrants to acquire ArcLight ordinary shares, comprised of 9,223,261 ArcLight Private Placement Warrants held by the Sponsor and 6,223,261 ArcLight Public Warrants. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New OPAL Class A Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of ArcLight’s outstanding ArcLight Class A ordinary shares are redeemed in connection with the Business Combination), ArcLight’s fully diluted share capital would be 54,341,903 ArcLight ordinary shares.

Please refer to “Questions and Answers About the Business Combination and Special Meeting — Q: What Equity Stake Will Current ArcLight Equityholders and OPAL Fuels Common Equityholders Hold in New OPAL Immediately After the Consummation of the Business Combination?” for a tabular presentation showing varying ownership levels in New OPAL Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the Public Shareholders and the following additional assumptions: (i) 147,445,334 shares of New OPAL Common Stock are issued to the OPAL Fuels Common Equityholders at Closing, which would be the expected number of shares of New OPAL Common Stock issued to these holders if Closing were assumed to occur on June 30, 2022 with the Ares Note at that time consisting of an aggregate outstanding principal balance plus accrued interest equal to $27,416,670; (ii) 11,080,600 shares of New OPAL Common Stock are issued in the PIPE Financing; and (iii) no options or warrants to purchase New OPAL Common Stock outstanding as of the Closing Date have been exercised. Based on these assumptions, and (i) assuming that none of ArcLight’s outstanding public shares are redeemed in connection with the Business Combination, there would be approximately 197,421,315 shares of New OPAL Common Stock outstanding immediately following the consummation of the Business Combination and (ii) assuming Maximum Redemptions, there would be approximately 168,363,207 shares of New OPAL Common Stock outstanding immediately following the consummation of the Business Combination. If the actual facts differ from these assumptions, the ownership percentages in New OPAL will be different.

Related Agreements

This section describes the material terms of certain additional agreements entered into concurrently with, or to be entered into pursuant to, the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the form of Subscription Agreement, the form of Tax Receivable Agreement, the form of Investor Right Agreement, the form of Second A&R LLC Agreement and the Sponsor Letter Agreement, which are attached hereto as Annex E, Annex F, Annex G, Annex H and Annex J, respectively. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

PIPE Financing (Private Placement)

ArcLight entered into Subscription Agreements with certain investors, including, among others, an affiliate of ArcLight, as well as the other PIPE Investors. Pursuant to the Subscription Agreements, each investor agreed to subscribe for and purchase, and ArcLight agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 12,500,000 shares of New OPAL Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $125,000,000 (the “PIPE Investment”). As part of the 12,500,000 shares of New OPAL Class A Common Stock to be issued pursuant to the Subscription Agreements, certain affiliates of ArcLight have agreed to subscribe for and purchase 2,000,000 shares of New OPAL Class A Common Stock, respectively, on the same terms and conditions of the other PIPE Investors at a price of $10.00 per share, for aggregate gross proceeds of $20,000,000. The New OPAL Class A Common Stock to be issued pursuant to the Subscription Agreements has not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ArcLight has granted the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. The Subscription Agreements contain customary representations, warranties, covenants and agreements of ArcLight and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Business Combination Agreement that is material and adverse to the PIPE Investor) and termination rights (including a termination right if the transaction contemplated by the Subscription Agreement has not been consummated by May 31, 2022 (one hundred eighty (180) days after the date of the Subscription Agreement), other than as a result of breach by the terminating party). Effective as of May 11, 2022, PIPE Investors representing $110,806,000 of the original PIPE Investment entered into the Amended Subscription Agreements, whereby the termination rights described above were amended to extend the term of each Amended Subscription Agreement by 60 days to July 29, 2022. As a result, assuming other PIPE Investors do not execute amendments to their Subscription Agreements to extend their expiration dates, there will be approximately $14.2 million less available proceeds from the PIPE Investment at the consummation of the Business Combination. In the event that the Business Combination closes subsequent to July 29, 2022, and we are unable to secure additional extensions of the expiration date from any of the PIPE Investors, there would be $125.0 million less available proceeds from the PIPE Investment at the consummation of the Business Combination.

We note that each of BofA, CS, Barclays and Citi, in its role as a placement agent that advised ArcLight in connection with the PIPE Investment has resigned from its role in such capacity and waived all fees associated with such engagement. The services being provided by the placement agents in connection with the PIPE Investment were substantially complete at the time of their resignations. The PIPE Investment is not contingent upon any continued involvement of the placement agents in the transactions and each of the PIPE Investors has specifically disclaimed reliance on any statement, representation or warranty made by, among others, each of the placement agents in determining to participate in the PIPE investment. See “Summary — Recent Developments”.

The foregoing description of the Subscription Agreements is not complete and is qualified in its entirety by reference to the form of Subscription Agreement, which is filed as Exhibit 10.4 and attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference.

The NextEra Subscription

In connection with entering into the Business Combination Agreement, OPAL Fuels entered into a Subscription Agreement with NextEra (the “NextEra Subscription Agreement”) pursuant to which NextEra has agreed to subscribe for up to an aggregate amount of 1,000,000 OPAL Fuels’ Series A Preferred Units at a price of $100.00 per unit. OPAL expects to draw down the full amount on NextEra’s $100.0 million subscription commitment prior to Closing and will issue to NextEra 1,000,000 Series A Preferred Units. The NextEra Subscription Agreement provides that OPAL Fuels’ may draw upon NextEra’s subscription in minimum tranches of at least $10.0 million on or before June 30, 2022.

The Series A Preferred Units provide that from and after the date of issuance of a Series A Preferred Unit, the record holder thereof (the “Holder”) shall be entitled to receive cash dividends on such Series A Preferred Unit at the rate of 8% per annum on the $100.00 original issue price (the “Series A Original Issue Price”) of the Series A Preferred Unit, which dividend shall be cumulative and accrue on a compounding basis and be payable on a quarterly basis following the issuance of such unit; provided, however, that in lieu of paying such dividend amount in cash on any one or more of the first eight scheduled dividend payment dates following the first date that any Series A Preferred Units are issued by OPAL Fuels, OPAL Fuels shall have the option to pay all such dividends that are then accrued on the outstanding Series A Preferred Units by issuing a number of additional Series A Preferred Units (or fraction thereof) to the Holder having a value equal to the accrued dividend amount (with each additional Series A Preferred Unit so issued valued at the Series A Original Issue Price, and with any fractional Series A Preferred Unit so issued being proportionately valued).

In the event that OPAL Fuels’ materially breaches any of (i) its dividend payment obligations with respect to the Series A Preferred Stock, (ii) certain restrictions on paying dividends or distributions or repurchasing or redeeming junior or pari passu units, (iii) its payment obligations to Holders upon a dissolution, liquidation or winding up of OPAL Fuels, or (iv) certain voting and approval obligations to Holders, the dividend rate on the Series A Preferred Units shall be increased to the greater of (i) 12% per annum and (ii) the dividend rate then in effect plus 2% per annum, until such time as such material breach is cured. In the event of multiple material breaches that are unrelated to one another and that remain uncured contemporaneously with one another, such dividend rate shall increase by an additional 2% per annum for each unrelated material breach that is in addition to the original material breach, until such time as such unrelated material breach is cured; provided, that in no circumstance shall such dividend rate exceed 20% per annum at any time.

The Series A Preferred Units further provide that for so long as any Series A Preferred Units remain outstanding or are issuable pursuant to the terms of the NextEra Subscription Agreement:

•        no dividend or distribution shall be paid or set aside for payment on any junior units;

•        no dividend or distribution shall be paid or set aside for payment on any pari passu units; and

•        no units (other than Series A Preferred Units) shall be repurchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly.

Such restrictions do not apply to (A) the payment of any costs, fees, operating expenses or other expenses (1) incurred by New OPAL in connection with serving as a manager or managing member of OPAL Fuels or (2) allocable to OPAL Fuels or otherwise incurred by New OPAL in connection with operating OPAL Fuels’ business (including expenses allocated to New OPAL by its affiliates), (B) tax distributions, (C) any dividend or distribution payable solely in OPAL Common Units, (D) any distribution in connection with an exchange of OPAL Common Units (together with voting shares of New OPAL) for shares of New OPAL Class A Common Stock or New OPAL Class C Common Stock or (E) in the event that OPAL Fuels has received $335 million in cash proceeds in connection with the Business Combination or other equity financings, declaring or paying any dividend or distribution on or repurchasing, redeeming or otherwise acquiring any junior units or pari passu units in a cumulative amount not to exceed $100 million.

Upon dissolution, liquidation or winding up of OPAL Fuels (a “Liquidation”), the Holders shall be entitled to receive from any proceeds resulting from the Liquidation, before any proceeds shall be distributed in respect of any junior units, an amount per Series A Preferred Unit equal to the Series A Original Issue Price plus all accrued and unpaid dividends thereon (the “Series A Base Amount”).

The Series A Preferred Units may be redeemed, in whole or in part, at OPAL Fuels’ election, at any time, at a price, payable solely in cash, equal to the Series A Base Amount per Series A Preferred Unit as of the date of redemption (the “Series A Redemption Price”). Any such redemption election by OPAL Fuels (i) shall be made ratably across all Holders based on the number of Series A Preferred Units held by each Holder such that OPAL Fuels shall redeem the same percentage of Series A Preferred Units held by each Holder, and (ii) may be made contingent upon the happening of any event or circumstance (including a change of control).

If a Holder delivers written notice to OPAL Fuels requesting redemption (in whole or in part) of the Series A Preferred Units held by such Holder (each, a “Mandatory Redemption Request”) either (i) in connection with a change of control or (ii) at any time on or after November 29, 2025 (the “4-Year Anniversary Date”), then the Company shall redeem, to the fullest extent permitted by applicable law (subject to the next sentence), on the

Mandatory Redemption Date, at the Series A Redemption Price per Series A Preferred Unit (payable solely in cash), the number of Series A Preferred Units requested by the Holder to be redeemed in the Mandatory Redemption Request. “Mandatory Redemption Date” means (i) in the case of a change of control, the date of consummation of such change of control and (ii) in the case of a redemption of Series A Preferred Units to occur on or after the 4-Year Anniversary Date, no later than 90 days after OPAL Fuels’ receipt of the Mandatory Redemption Request in respect of such Series A Preferred Units but in no event prior to the 4-Year Anniversary Date for such Series A Preferred Units.

If any Series A Preferred Units subject to a Mandatory Redemption Request are not redeemed on the corresponding Mandatory Redemption Date for any reason (such date, a “Delayed Redemption Date” and such failure to timely redeem, a “Delayed Redemption”), the Holder(s) of such unredeemed Series A Preferred Unit (“Delayed Redemption Units”) shall have the following rights and remedies (which shall constitute such Holder(s)’(s) sole rights and remedies with respect to such unredeemed Series A Preferred Units in circumstances in which OPAL Fuels is not permitted by applicable law to satisfy such Mandatory Redemption Request in full):

•        The Delayed Redemption Holder may elect to convert all, or a portion of, its Delayed Redemption Units into a number of Common Units (calculated by dividing the Series A Base Amount of the Delayed Redemption Units by a “Conversion Price” equal to between 70% to 80% of the trading price (if applicable) or fair market value of OPAL Fuels’ Common Units (or public company shares issuable in exchange thereof) based on when the conversion election is made following the Delayed Redemption Date and certain other circumstances.

•        The dividend rate on all outstanding Series A Preferred Units shall (i) be increased to 12% per annum of the Series A Base Amount (or, if the current dividend rate is already at or higher than 12% per annum, be left at such rate), commencing on the Delayed Redemption Date, and (ii) be further increased in increments of 2% per annum of the Series A Base Amount with the first such increment commencing on the 1st anniversary of the Delayed Redemption Date and each additional increment commencing following the conclusion of each succeeding 90 day period thereafter (subject to a total dividend rate cap of 20% per annum of the Series A Base Amount); and

•        If Series A Preferred Units with an aggregate Series A Base Amount of at least $25.0 million become Delayed Redemptions Units and remain Delayed Redemption Units more than 6 months following the Delayed Redemption Date in respect of such units, then NextEra (or if there is more than one Holder, holders of a majority of the Series A Preferred Units) (“Requisite Holders”) shall have the right (but not the obligation) to appoint a single member to the Board of Managers of OPAL Fuels (provided that if as a result of an initial public offering or business combination, OPAL Fuels is a subsidiary of a public company, then such appointment right shall instead be with respect to the board of directors (or similar governing body) of the public company parent). Such appointment right shall expire at such time as Series A Preferred Units with an aggregate Series A Base Amount of less than $25.0 million remain Delayed Redemption Units.

Alternatively, in lieu of receiving any of the rights and remedies specified in the bullet points above, if NextEra or any of its affiliates becomes a holder of Delayed Redemption Units, NextEra may instead elect to extend the then remaining term of the EA Sales Agreement by an additional 12 months (the “Extended Term”) provided that the EA Sales Agreement has not been terminated prior thereto for any reason and NextEra is not then in material breach of the EA Sales Agreement (and may further elect such an extension if they continue to hold Delayed Redemption Units following the Extended Term, as such term may be further extended).

Following the consummation of an initial public offering or business combination, the approval of Holders shall not be entitled to vote on any matter with respect to OPAL Fuels’ except as follows:

•        Subject at any time after June 30, 2022 to there being Series A Preferred Units outstanding with an aggregate Series A Base Amount of at least $10.0 million, OPAL Fuels shall not have authority to, do any of the following without the written consent or affirmative vote of the Requisite Holders:

•        Issue any indebtedness or any pari passu units resulting in, as of the date of issuance, (A) OPAL Fuels’ total repayment obligations (including amounts payable upon a Liquidation) in respect thereof exceeding the greater of (x) $500.0 million and (y) three times (3x) OPAL Fuels’ last twelve months consolidated EBITDA, or (B) the aggregate amount payable to the holders of outstanding preferred units (other than Series A Preferred Units) upon a Liquidation from the associated proceeds exceeding $100.0 million;

•        Consummate any material transactions with OPAL Fuels’ affiliates (excluding (A) certain pre-existing contracts, (B) commercial agreements entered into in the ordinary course of business on arms-length terms), with materiality defined as transactions involving annual payments (or receipt of payments) in excess of $500,000 per year or (C) the payment of any costs, fees, operating expenses or other expenses (1) incurred by a public company parent of OPAL Fuels’ in connection with serving as a manager or managing member of OPAL Fuels or (2) allocable to OPAL Fuels’ or otherwise incurred by a Reporting Company Affiliate in connection with operating the Company’s business (including expenses allocated to the Reporting Company Affiliate by its Affiliates); or

•        Issue (A) any preferred units (subject to certain exceptions), (B) any Series A-1 Preferred Units in an aggregate original principal amount greater than $30.0 million, or (C) any senior preferred units.

For so long as any Series A Preferred Units are outstanding, the Requisite Holders shall have the right to consent to (i) any amendments to the certificate of designations for the Series A Preferred Units or OPAL Fuels’ operating agreement that adversely modify the terms of the Series A Preferred Units and (ii) any sale or issuance of additional Series A Preferred Units other than pursuant to the Subscription Agreement (and other than Series A Preferred Units issued to Holders as payment for accrued dividends).

Hillman Exchange

In connection with entering into the Business Combination Agreement, OPAL Fuels entered into an exchange agreement with Hillman, pursuant to which Hillman exchanged all of its equity interests in OPAL Fuels and its subsidiaries for 300,000 OPAL Fuels’ Series A-1 Preferred Units and 14 pre-Closing OPAL Fuels common units.

The Series A-1 Preferred Units provide holders with an 8% annual dividend on the original issue price of $100.00 per unit (the “Series A-1 Original Issue Price”), compounding on a monthly basis, and paid quarterly in arrears, with the option (at OPAL Fuels’ election) to pay such dividends in kind during the first 8 quarters following the first issuance of any Series A-1 Preferred Units. Upon certain material breaches of the terms of the Series A-1 Preferred Units, the dividend rate is subject to an increase to 12% (and additional 2% increases thereafter based on how long such breach remains uncured, up to a maximum rate of 20%).

Upon a Liquidation, the holders are entitled to receive from any proceeds resulting from the Liquidation, before any proceeds shall be distributed in respect of any junior units, an amount per Series A-1 Preferred Unit equal to the Series A-1 Original Issue Price plus all accrued and unpaid dividends thereon (the “Series A-1 Base Amount”).

Subject to certain restrictions on redemption pursuant to the terms of the Series A Preferred Units, the Series A-1 Preferred Units may be redeemed, in whole or in part, at OPAL Fuels’ election, at any time, at a price, payable solely in cash, equal to the Series A-1 Base Amount per Series A Preferred Unit as of the date of redemption (the “Series A-1 Redemption Price”). Holders of Series A-1 Preferred Units are entitled to request redemption (in whole or in part) of their Series A-1 Preferred Units either (i) in connection with a change of control or (ii) at any time on or after November 29, 2025, at the Series A-1 Redemption Price per Series A Preferred Unit (payable solely in cash).

In the event OPAL Fuels’ fails to timely redeem a holder’s Series A-1 Preferred Units upon a mandatory redemption request, such holder’s are entitled to (i) an increase in the dividend rate to 12% (with additional 2% increases added thereto, based on the length of delay in redemption, up to a 20% maximum dividend rate) and (ii) to convert their Series A-1 Preferred Units that are subject to delayed redemption to common units of OPAL Fuels at a discount price.

Tax Receivable Agreement

As discussed above, future taxable redemptions or exchanges of OPAL Common Units (together with New OPAL Class B Common Stock or New OPAL Class D Common Stock) for shares of New OPAL Class A Common Stock or New OPAL Class C Common Stock, as applicable, or cash pursuant to the Second A&R LLC Agreement are expected to result in the creation of certain favorable tax attributes for New OPAL.

Upon the completion of the Business Combination, New OPAL will enter into the Tax Receivable Agreement with the TRA Participants, pursuant to which New OPAL generally will be required to pay to the OPAL Fuels Common Equityholders, in the aggregate, 85% of the amount of cash tax savings, if any, in U.S. federal, state and local income tax or franchise tax that New OPAL actually realizes (computed using certain simplifying assumptions) as a result of (i) increases to the tax basis of OPAL Fuels’ assets resulting from (x) future redemptions or exchanges of OPAL Units (together with New OPAL Class B Common Stock or New OPAL Class D Common Stock) for shares of New OPAL Class A Common Stock or New OPAL Class C Common Stock, as applicable, or cash, and (y) payments made under the Tax Receivable Agreement (other than to the extent characterized as imputed interest), and (ii) tax benefits attributable to the portion of any payments made under the Tax Receivable Agreement treated as imputed interest. The payment obligations under the Tax Receivable Agreement are New OPAL’s obligations and not obligations of OPAL Fuels.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that New OPAL determines, and the IRS or another tax authority may challenge all or a part of the tax basis increases or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. The parties to the Tax Receivable Agreement will not reimburse New OPAL for any payments previously made if such tax basis increases or other tax attributes are subsequently disallowed, except that any excess payments made to a party under the Tax Receivable Agreement will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after the determination of such excess.

If New OPAL experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, any plan of liquidation and other forms of business combinations or changes of control) or the Tax Receivable Agreement terminates early (at our election or as a result of a breach, including a breach for New OPAL failing to make timely payments under the Tax Receivable Agreement for more than three months, except in the case of certain liquidity exceptions), New OPAL could be required to make a substantial, immediate lump-sum payment based on the present value of hypothetical future payments that could be required under the Tax Receivable Agreement. The calculation of the hypothetical future payments would be made using certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) any OPAL Common Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) the utilization of certain loss carryovers over a certain time period. Our ability to generate net taxable income is subject to substantial uncertainty. Accordingly, as a result of the assumptions, the required lump-sum payment may be significantly in advance of, and could materially exceed, the realized future tax benefits to which the payment relates.

As a result of either an early termination or a change of control, New OPAL could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, assuming no material changes in the relevant tax law, we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after the closing of the Business Combination, the estimated TRA lump-sum payment would range from approximately $352 million to approximately $381 million depending on OPAL Fuels’ rate of recovery of the tax basis increases associated with the deemed exchange of the OPAL Common Units (other than those held by us). This estimated TRA lump-sum payment is calculated using a discount rate equal to 2.33%, applied against an undiscounted liability of approximately $433 million. If the TRA Participants were to exchange all of their OPAL Common Units, New OPAL would recognize a deferred tax asset of approximately $509 million and a related liability for payments under the Tax Receivable Agreement of approximately $433 million, assuming (i) that the TRA Participants redeemed or exchanged all of their OPAL Common Units on the closing date; (ii) a price of $10.00 per share; (iii) a constant combined effective income tax rate of 26.47%; (iv) New OPAL will have sufficient taxable income in each year to realize the tax benefits that are subject to the Tax Receivable Agreement; and (v) no material changes in tax law. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of the shares of Class A Common Stock at the time of the exchange, and the tax rates then in effect. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

It is more likely than not that the deferred tax assets will not be realized in accordance with ASC Topic 740, ‘Income Taxes’ (“ASC 740”). As such, ArcLight has reduced the full carrying amount of the deferred tax assets with a valuation allowance under both scenarios. Management will continue to monitor and consider the available evidence from quarter to quarter, and year to year, to determine if more or less valuation allowance is required at that time.

Finally, because New OPAL is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement depends on the ability of OPAL Fuels to make distributions to it. To the extent that New OPAL is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact New OPAL’s results of operations and could also affect its liquidity in periods in which such payments are made.

The foregoing description of the Tax Receivable Agreement is not complete and is qualified in its entirety by reference to the Tax Receivable Agreement, which is filed as Exhibit 10.5 and attached as Annex F to this proxy statement/prospectus and is incorporated herein by reference.

Investor Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, OPAL Fuels, Ares, Hillman and the Class B Shareholders (collectively the “New OPAL Holders”) will enter into the Investor Rights Agreement, pursuant to which, among other things, (i) ArcLight and Sponsor will agree to terminate the Registration and Shareholder Rights Agreement, dated as of March 25, 2021, entered into by them in connection with ArcLight’s IPO, (ii) New OPAL will provide the New OPAL Holders certain registration rights with respect to certain shares of New OPAL Class A Common Stock held by them or otherwise issuable to them pursuant to the Business Combination Agreement, Second A&R LLC Agreement or the certificate of incorporation of New OPAL and (iii) the New OPAL Holders will agree not to transfer, sell, assign or otherwise dispose of their shares of New OPAL Class A Common Stock for up to 180 days following the Closing, subject to certain exceptions.

The foregoing description of the Investor Rights Agreement is not complete and is qualified in its entirety by reference to the Investor Rights Agreement, which is filed as Exhibit 10.6 and attached as Annex G to this proxy statement/prospectus and is incorporated herein by reference.

Second Amended and Restated Limited Liability Company Agreement

Following the Business Combination, the Combined Company will be organized in an “Up-C” structure, such that OPAL Fuels and the subsidiaries of OPAL Fuels will hold and operate substantially all of the assets and business of New OPAL, and New OPAL will be a publicly listed holding company that will hold equity interests in OPAL Fuels. At the Closing, OPAL Fuels and its existing members will cause OPAL Fuels’ existing limited liability company agreement to be amended and restated in its entirety (giving effect to the Second A&R LLC Agreement) to, among other things, provide the holders of OPAL Common Units the right to exchange their OPAL Common Units, together with their shares of New OPAL Class B Common Stock or New OPAL Class D Common Stock, for shares of New OPAL Class A Common Stock or New OPAL Class C Common Stock, as applicable, or, at the election of New OPAL, cash, in each case, subject to certain restrictions set forth therein.

Rights of the OPAL Common Units

Pursuant to the Second A&R LLC Agreement, the OPAL Common Units will be entitled to share in the profits and losses of OPAL Fuels and to receive distributions if and as declared by the managing member of OPAL Fuels and will have no voting rights, except as otherwise required by law.

Rights of the OPAL Preferred Units

Series A Preferred Units

The Series A Preferred Units provide that from and after the date of issuance of a Series A Preferred Unit, the record holder thereof (the “Holder”) shall be entitled to receive cash dividends on such Series A Preferred Unit at the rate of 8% per annum on the $100.00 original issue price (the “Series A Original Issue Price”) of the Series A Preferred Unit, which dividend shall be cumulative and accrue on a compounding basis and be payable on a quarterly basis following the issuance of such unit; provided, however, that in lieu of paying such dividend amount in cash on any one or more of the first eight scheduled dividend payment dates following the first date that any Series A Preferred Units are issued by OPAL Fuels, OPAL Fuels shall have the option to pay all such dividends that are then accrued on the outstanding Series A Preferred Units by issuing a number of additional Series A Preferred Units (or fraction thereof) to the Holder having a value equal to the accrued dividend amount (with each additional Series A Preferred Unit so issued valued at the Series A Original Issue Price, and with any fractional Series A Preferred Unit so issued being proportionately valued).

In the event the OPAL Fuels’ materially breaches any of (i) its dividend payment obligations with respect to the Series A Preferred Stock, (ii) certain restrictions on paying dividends or distributions or repurchasing or redeeming junior or pari passu units, (iii) its payment obligations to Holders upon a dissolution, liquidation or winding up of OPAL Fuels, or (iv) certain voting and approval obligations to Holders, the dividend rate on the Series A Preferred Units shall be increased to the greater of (i) 12% per annum and (ii) the dividend rate then in effect plus 2% per annum, until such time as such material breach is cured. In the event of multiple material breaches that are unrelated to one another and that remain uncured contemporaneously with one another, such dividend rate shall increase by an additional 2% per annum for each unrelated material breach that is in addition to the original material breach, until such time as such unrelated material breach is cured; provided, that in no circumstance shall such dividend rate exceed 20% per annum at any time.

Series A-1 Preferred Stock

The Series A-1 Preferred provide holders with an 8% annual dividend on the original issue price of $100.00 per unit (the “Series A-1 Original Issue Price”), compounding on a monthly basis, and paid quarterly in arrears, with the option (at OPAL Fuels’ election) to pay such dividends in kind during the first 8 quarters following the first issuance of any Series A-1 Preferred Units. Upon certain material breaches of the terms of the Series A-1 Preferred Units, the dividend rate is subject to an increase to 12% (and additional 2% increases thereafter based on how long such breach remains uncured, up to a maximum rate of 20%).

Upon a Liquidation, the holders are entitled to receive from any proceeds resulting from the Liquidation, before any proceeds shall be distributed in respect of any junior units, an amount per Series A-1 Preferred Unit equal to the Series A-1 Original Issue Price plus all accrued and unpaid dividends thereon (the “Series A-1 Base Amount”).

Subject to certain restrictions on redemption pursuant to the terms of the Series A Preferred Units, the Series A-1 Preferred Units may be redeemed, in whole or in part, at OPAL Fuels’ election, at any time, at a price, payable solely in cash, equal to the Series A-1 Base Amount per Series A Preferred Unit as of the date of redemption (the “Series A -1 Redemption Price”). Holders of Series A-1 Preferred Units are entitled to request redemption (in whole or in part) of their Series A-1 Preferred Units either (i) in connection with a change of control or (ii) at any time on or after November 29, 2025, at the Series A-1 Redemption Price per Series A Preferred Unit (payable solely in cash).

In the event OPAL Fuels’ fails to timely redeem a holder’s Series A-1 Preferred Units upon a mandatory redemption request, such holders are entitled to (i) an increase in the dividend rate to 12% (with additional 2% increases added thereto, based on the length of delay in redemption, up to a 20% maximum dividend rate) and (ii) to convert their Series A-1 Preferred Units that are subject to delayed redemption to common units of OPAL Fuels at a discount price.

For a further description of the rights of the Series A-1 Preferred Units, see “The Business Combination Agreement — The NextEra Subscription.”

Management

New OPAL, as the managing member of OPAL Fuels, will have the sole vote on all matters that require a vote of members under the Second A&R LLC Agreement or applicable law. The business, property and affairs of OPAL Fuels will be managed solely by the managing member, and the managing member cannot be removed or replaced except by the incumbent managing member.

Distributions

New OPAL, as managing member of OPAL Fuels, may, in its sole discretion, authorize distributions (to the extent of available cash, as defined in the Second A&R LLC Agreement) to the holders of Class A Units of OPAL Fuels and the holders of OPAL Common Units. Subject to provisions in the Second A&R LLC Agreement governing tax distributions, all such distributions will be made pro rata in accordance with each member’s number of post-combination Class A Units of OPAL Fuels and OPAL Common Units.

The holders of post-combination OPAL Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of OPAL Fuels. Profits and losses of OPAL Fuels will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of post-combination OPAL Units. The Second A&R LLC Agreement will provide for pro rata cash distributions to the holders of post-combination OPAL Units for purposes of funding their tax obligations in respect of the taxable income of OPAL Fuels that is allocated to them. Generally, these tax distributions will be computed based on OPAL Fuels’ estimate of the net taxable income of OPAL Fuels allocable to each holder of post-combination OPAL

Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of California or New York, New York (taking into account the limitations imposed on the deductibility of certain expenses, the character of the applicable income, and the deductibility of state and local income taxes, to the extent applicable, but not taking into account any adjustment under Section 734 or Section 743 of the Code with respect to New OPAL or any deduction under Section 199A of the Code). As a result of (i) potential differences in the amount of net taxable income allocable to New OPAL and the other post-combination unitholders of OPAL Fuels, (ii) the lower tax rate applicable to corporations as compared to individuals and (iii) the use of an assumed tax rate in calculating OPAL Fuels’ distribution obligations, New OPAL may receive tax distributions significantly in excess of its tax liabilities and obligations to make payments under the tax receivable agreement. If New OPAL receives tax distributions in an amount in excess of the amount necessary to enable New OPAL to meet its U.S. federal, state and local and non-U.S. tax obligations, its obligations under the Tax Receivable Agreement, and any other operating expenses, then New OPAL may either distribute such excess tax distributions to its shareholders or contribute such excess cash to OPAL Fuels in exchange for additional OPAL Units.

Upon the liquidation or winding up of OPAL Fuels, subject to the treatment of post-combination Class B Units (as defined in the Second A&R LLC Agreement) and tax distributions, all net proceeds thereof will be distributed first to satisfy the debts and liabilities of OPAL Fuels, then to the OPAL Fuels Series A Preferred Units and OPAL Fuels Series A-1 Preferred Units to satisfy their liquidation amounts and thereafter pro rata in accordance with each member’s number of post-combination Class A Units of OPAL Fuels and OPAL Common Units.

Transfer Restrictions

The Second A&R LLC Agreement will contain restrictions on transfers of OPAL Common Units and will require the prior consent of the managing member for such transfers, except in specified cases, including (i) certain transfers to permitted transferees under certain conditions, provided that such transfers do not increase the number of members of OPAL Fuels and (ii) exchanges by holders of OPAL Common Units of their OPAL Common Units, together with their shares of New OPAL Class B Common Stock or New OPAL Class D Common Stock, for shares of New OPAL Class A Common Stock or New OPAL Class C Common Stock, as applicable, or, at the election of New OPAL, cash.

The foregoing description of the Second A&R LLC Agreement is not complete and is qualified in its entirety by reference to the Second A&R LLC Agreement, which is filed as Exhibit 10.7 and attached as Annex H to this proxy statement/prospectus and is incorporated herein by reference.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, (i) ArcLight, (ii) Sponsor, (iii) OPAL Fuels, (iv) each executive officer of ArcLight and (v) the independent directors of ArcLight (together with Sponsor, the “Class B Shareholders”) entered into the Sponsor Letter Agreement, pursuant to which, among other things, (a) each Class B Shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ArcLight shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (b) each Class B Shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ArcLight or any other anti-dilution or similar protection with respect to the ArcLight Class B ordinary shares (including those resulting from the transactions contemplated by the Subscription Agreements (as described below)), (c) each Class B Shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ArcLight prior to the Closing and (d) Sponsor agreed to pay ArcLight’s transaction expenses to the extent they exceed $26,000,000.

Additionally, Sponsor agreed to subject 10% of its New OPAL Class A Common Stock (received as a result of the conversion of its ArcLight Class B ordinary shares immediately prior to the Closing) to vesting and forfeiture conditions relating to VWAP targets for New OPAL Class A Common Stock sustained over a period of 60 months following the Closing (the final day of such period, the “Sponsor Earnout End Date”). Effective immediately after the Closing, the First 50% Earnout Shares and the Second 50% Earnout Shares will be unvested and subject to restrictions and forfeiture if not vested and released by the Sponsor Earnout End Date.

•        The First 50% Earnout Shares will vest and no longer be subject to forfeiture if, prior to the Sponsor Earnout End Date: (a) the VWAP of the shares of New OPAL Class A Common Stock over any 20 trading days within any 30 consecutive trading day period is greater than or equal to $12.50 per share; or (b) a sale (meeting certain criteria specified in the Sponsor Letter Agreement) is consummated in which the shares of New OPAL Class A Common Stock are valued at greater than or equal to $12.50 per share; and

•        The Second 50% Earnout Shares will vest and no longer be subject to forfeiture if, prior to the Sponsor Earnout End Date: (a) the VWAP of the shares of New OPAL Class A Common Stock over any 20 trading days within any 30 consecutive trading day period is greater than or equal to $15.00 per share; or (b) a sale (meeting certain criteria specified in the Sponsor Letter Agreement) is consummated in which the shares of New OPAL Class A Common Stock are valued at greater than or equal to $15.00 per share.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Sponsor Letter Agreement, which is filed as Exhibit 10.3 and attached as Annex J to this proxy statement/prospectus and is incorporated herein by reference.

Certain OPAL Fuels Projected Financial Information

OPAL Fuels does not as a matter of course make public projections as to future results. OPAL Fuels provided its internally-derived forecasts, prepared in the third quarter of 2021, for each of the years in the five-year period ending December 31, 2025 to the ArcLight Board for use as a component of its overall evaluation of OPAL Fuels. This projected financial information is included in this proxy statement/prospectus solely to provide ArcLight’s shareholders access to information made available in connection with the ArcLight Board’s consideration of the proposed Business Combination. OPAL Fuels’ projected financial information was not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. OPAL Fuels’ projected financial information was prepared solely for internal use, and was not intended for third-party use, including by investors or stockholders. You are cautioned not to place undue reliance on the OPAL Fuels’ projected financial information in making a decision regarding the transaction, as the projections may differ materially from actual results.

The OPAL Fuels projected financial information is forward-looking and reflects numerous assumptions, including economic, market, industry, competitive and operational assumptions, as well as matters specific to OPAL Fuels’ business, all of which are difficult to predict and many of which are beyond OPAL Fuels’ control, such as the risks and uncertainties contained in the sections titled “Risk Factors”, “OPAL Fuels’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statement Regarding Forward-Looking Statements”. The financial projections for revenue, adjusted EBITDA, capital expenditures and cash flow provided to the ArcLight Board are forward-looking statements that are based on growth assumptions, which are inherently subject to significant uncertainties and contingencies, many of which are beyond OPAL Fuels’ control. While, in the opinion of management of OPAL Fuels and the ArcLight Board, these projected amounts represented at the time made the most probable specific amount for each financial item projected, there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the OPAL Fuels projected financial information. While all projections are necessarily speculative, notably, statements regarding OPAL Fuels’ financial projections are, without limitation, subject to material assumptions regarding OPAL Fuels’ ability to capture, convert, dispense and monetize RNG. OPAL Fuels cautions that its assumptions may not materialize and that market developments and economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

The inclusion of the OPAL Fuels projected financial information in this proxy statement/prospectus should not be regarded as an indication that OPAL Fuels or its representatives currently consider the OPAL Fuels projected financial information to be a reliable prediction of actual future events, and undue reliance should not be placed on the OPAL Fuels projected financial information to make a decision regarding the transaction.

EXCEPT AS DESCRIBED BELOW AND EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, INCLUDING PURSUANT TO ITEM10(b)(3)(iii) of REGULATION S-K UNDER THE EXCHANGE ACT THAT IT MAY HAVE AN OBLIGATION TO MAKE SUCH UPDATES OR REVISIONS IN SITUATIONS WHERE MANAGEMENT OF OPAL FUELS KNOWS OR HAS REASON TO KNOW THAT THE PREVIOUSLY DISCLOSED PROJECTIONS NO LONGER HAVE A REASONABLE BASIS, OPAL FUELS DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE OPAL FUELS PROJECTED FINANCIAL INFORMATION. THE OPAL FUELS PROJECTED FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED OPAL FUELS PROJECTED FINANCIAL INFORMATION SET FORTH BELOW. NONE OF OPAL FUELS, ARCLIGHT NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES

HAS MADE OR MAKES ANY REPRESENTATION TO ANY OPAL FUELS STOCKHOLDER, ARCLIGHT STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE OPAL FUELS PROJECTED FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

OPAL Fuels has not made any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the projections to anyone, including ArcLight. None of OPAL Fuels’ board, officers, management nor any other representative of OPAL Fuels has made or makes any representation to any person regarding OPAL Fuels’ ultimate performance compared to the information contained in the OPAL Fuels projected financial information, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events if any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the OPAL Fuels projected financial information should not be looked upon as “guidance” of any sort. OPAL Fuels does not intend to refer back to the OPAL Fuels projected financial information in its future periodic reports filed under the Exchange Act.

The OPAL Fuels projected financial information was prepared by, and is the responsibility of, OPAL Fuels’ management. BDO USA, LLP, OPAL Fuels’ independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying OPAL Fuels projected financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The report of BDO USA, LLP included in this proxy statement/prospectus relates to historical financial information of OPAL Fuels. It does not extend to the projections and should not be read as if it does. You are encouraged to review the financial statements of OPAL Fuels included in this proxy statement/prospectus, as well as the financial information provided in the sections titled “Selected Historical Consolidated Financial Information of OPAL Fuels” in this proxy statement/prospectus and to not place undue reliance upon on any single financial measure.

In addition, neither of BofA or CS, each of which were engaged by OPAL Fuels to provide advisory services in connection with the Business Combination, or Citi or Barclays, played any role in preparing the projected financial information shared with ArcLight. The Advisors have resigned in their roles as advisors to ArcLight and OPAL Fuels in connection with the Business Combination. While the Advisors did not provide any additional detail in their resignation letters either to ArcLight and OPAL Fuels or to the Securities and Exchange Commission, such resignation may be an indication by such Advisors that such firms do not want to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction, including the projected financial information shares with ArcLight. However, neither OPAL Fuels nor ArcLight will speculate about the reasons why the Advisors withdrew from their roles as placement agents, financial advisors and underwriters, as the case may be, in connection with the Business Combination and forfeited their fees after doing substantially all the work to earn their fees. Accordingly, shareholders should not place any reliance on the fact that the Advisors have been previously involved with this transaction.

Certain of the measures included in the OPAL Fuels’ projected financial information may be considered non-GAAP financial measures. Due to the forward-looking nature of this information, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and OPAL Fuels believes it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by OPAL Fuels may not be comparable to similarly titled amounts used by other companies.

The key elements of the projections provided to the Arclight Board are summarized below.

	Forecast Year Ended December 31,
(in millions)	2021E	2022E	2023E	2024E	2025E
	(unaudited)
Total revenue	$169	$296	$628	$968	$1,241
Adjusted EBITDA(1)	41	73	238	446	585
Operating Cash Flow	31	70	252	418	—
Capex	179	310	270	326	—
Free Cash Flow	$(148)	$(240)	$(18)	$92	$—

____________

(1)      Adjusted EBITDA is calculated as operating income plus expensed major maintenance at OPAL Fuels’ renewable power business, non-cash items and the minority interest of OPAL Fuels’ partners in certain of its Biogas Conversion Projects.

In addition, the table below provides a more detailed summary of certain material component parts of the projections in the table above.

	Forecast Year Ended December 31,
(in millions, except where noted)	2021E	2022E	2023E	2024E	2025E
Gasoline Gallon Equivalent Sold	20,977	45,123	117,187	149,876	183,331

RIN Price ($/D3 RIN)(1)	$2.68	$2.72	$2.76	$2.80	$2.86
LCFS Price ($/MT)(1)	$205	$212	$212	$214	$215

Revenue
RNG Fuel	$64	$174	$498	$813	$1,054
Fuel Station Services	57	82	104	133	165
Renewable Power	48	40	26	23	22
Total Revenue	$169	$296	$628	$968	$1,241

Expenses
Operating Expenses	$(119)	$(186)	$(322)	$(435)	$(566)
General Administrative Expenses	(21)	(29)	(29)	(30)	(29)
Non-Cash Items(2)	(11)	(23)	(45)	(57)	(76)
Total Expenses	$(151)	$(238)	$(396)	$(522)	$(671)

Capital Expenditure
Growth Capex.	$177	$307	$262	$324	$267
Maintenance Capex. (excl. Major Maintenance at Renewable Power)	2	3	8	2	2
Total Capital Expenditure	$179	$310	$270	$326	$269

____________

(1)      Based on independent market study.

(2)      Non-Cash Items includes depreciation & amortization, asset retirement obligation, and impairment costs.

OPAL Fuels’ forecasted financial information was prepared generally using the following methodology, which is discussed below separately for each of the Capture and Conversion Business line of OPAL Fuels and the Dispensing and Monetization Business line of OPAL Fuels and includes a discussion of the key assumptions that OPAL Fuels’ management believed to be material in connection with providing such forecasted financial information:

Overview:

The following provides a summary of the material component parts of the projections set forth in the second table above.

Gasoline Gallon Equivalent Sold:    This item represents the total volume of RNG production that OPAL expects to dispense each year. The volume is calculated as the sum of the RNG production from Landfill and Dairy Biogas Conversion Projects (in each case, factoring in the relevant operating dates), plus the third-party volumes that the Dispensing and Monetization segment expects to dispense. The assumptions underlying OPAL Fuels’ forecasted RNG production are set forth in the discussion below.

Revenues:    OPAL Fuels revenues were categorized for purposes of the financial forecasts as (i) RNG Fuel revenue, (ii) Fuel Station Services revenues and (iii) Renewable Power revenues.

•        RNG Fuel:    RNG Fuel revenues are generated in both the Capture and Conversion Business and Dispensing and Monetization Business lines. These revenues represent the sale of Environmental Attributes that are generated from dispensing RNG (Gasoline Gallon Equivalents Sold) as transportation fuel for heavy and medium-duty trucking fleets at Fueling Stations. Currently Environmental Attributes are comprised of RIN and LCFS credits. For each GGE of RNG dispensed, 1.52 RINs are generated. Additionally, LCFS credits are earned for each GGE of RNG dispensed as transportation fuel within an LCFS State (most of OPAL’s LCFS credits are currently earned in California). The amount of LCFS credits earned for each GGE dispensed is dependent on the estimated individual Carbon Intensity score of the Biogas Conversion project that produced that GGE. Our forecast uses project specific Carbon Intensity scores to project LCFS credits earned for each Biogas Conversion project. Additionally, pipeline quality natural gas is sold from each Biogas Conversion project at local Commodity Gas Prices. The assumptions underlying OPAL Fuels’ projections of RNG Fuels revenues in both business lines are set forth in the discussion below.

•        Fuel Station Services:    Fuel Station Services Revenues are generated in the Dispensing and Monetization Business lines. These revenues are generated from both Station Management and Station Construction, each as described in the discussion below. The assumptions underlying OPAL Fuels’ projections of RNG Fuels revenues in the Dispensing and Monetization Business line are also set forth in the discussion below.

•        Renewable Power:    Renewable Power revenues are generated within the Capture and Conversion Business line from the sale of Renewable Power and RECs to utility counterparties under Power Purchase Agreements

Expenses:    Expenses represent the sum of Operating Expenses, General Administrative Expenses and Non-Cash items. Operating Expenses represent aggregate total of expenses incurred in each of the Capture and Conversion Business and Dispensing and Monetization Business lines. In the Capture and Conversion Business line, these expenses are comprised of Feedstock Expenses, Electric Costs, Operations and Maintenance Costs, Project Level General and Administrative Costs and Pipeline Costs. In the Dispensing and Monetization Business lines, these expenses are comprised of Environmental Attributes Rebates, Environmental Attributes Fees, Other Environmental Attributes Related Expenses, Fueling Station Expenses, Third Party Station Construction Costs, Third Party Station Service Costs, and other minor miscellaneous operating costs. The assumptions underlying OPAL Fuels’ forecasts of each of these items of expense are set forth below in the discussion of each business line. General & Administrative Expenses represents the general and administrative costs that OPAL expects to incur to manage its business, which was derived by adding historical corporate overhead costs to new employee costs, directors & officers insurance costs, and other public company expenses. Non-Cash Items include depreciation & amortization, asset retirement obligations and impairment costs and are forecasted applying the general accounting policies adopted by the company.

Capital Expenditures:    represents the sum of growth and maintenance capital expenditures that OPAL Fuels’ expects to incur during the forecasted periods. Growth capital expenditures are comprised of expenditures required to develop or construct OPAL Fuels’ pipeline of Biogas Conversion Projects, for the construction of Fueling Stations that OPAL expects to own, as well as other minor miscellaneous capital expenditures that OPAL expects to incur in the ordinary course of business related to the design, construction or expansion of its facilities. Maintenance capital expenditures represents maintenance of our Renewable Power facilities supporting our operations, including maintenance and improvements of our infrastructure. OPAL has forecasted growth capital expenditures on the basis of existing construction contracts whenever such contracts were available, and otherwise relying on historical capital expenditures and industry experience and maintenance capital expenditures based on historical requirements.

Capture and Conversion Business

Revenue growth during the forecast period was primarily attributable to OPAL Fuels constructing and bringing online Biogas Conversion Projects that produce RNG. The projections included a total of 29 such RNG projects or potential projects comprised of: (i) 20 projects that were, at the time of the projections (a) in operation, (b) in construction, or (c) projects that are currently Renewable Power projects that are considered candidates for conversion to RNG projects (these 20 are summarized in “Information About OPAL Fuels — OPAL’s Projects”); (ii) six in development projects (these six are summarized, together with two additional in-development projects that achieved OPAL Fuels’ criteria for that category after the date the financial projections were provided to the Arclight Board for consideration, in “Information About OPAL Fuels — OPAL’s Projects — Other RNG Projects in Development”); and (iii) three additional generic growth potential projects expected to be developed during the forecast period. These RNG projects and potential projects used for purposes of the financial projections (and which, given differences in timing, would not necessarily foot with the tables in the “OPAL’s Projects” portion of “Information About OPAL Fuels” found later in the proxy statement/prospectus) are summarized as follows:

	Project Count	Design Capacity[1] (MMBtus Per Year)
RNG Projects in Operation	4	2,800,000
RNG Projects in Construction	8	7,150,000
Renewable Power Projects: RNG Conversion Candidates	8	7,003,731
Development Projects	6	2,263,000
Generic Growth Projects	3	1,885,544
Total	29	21,102,275

In addition to the RNG projects, OPAL Fuels owns a portfolio of operating Renewable Power Projects that are summarized in “Information About OPAL Fuels — OPAL’s Projects — Renewable Power Projects.” These projects convert landfill gas into renewable electricity via combustion in engines and turbines and sell energy, capacity, and RECs under PPAs to utilities. Some projects are candidates for conversion to RNG projects, in which case management anticipated new biogas conversion projects that produce RNG will be constructed at the existing project site to convert the same landfill gas into RNG. As electricity projects are converted to RNG projects, the expected contribution from OPAL’s Renewable Power Projects will decline over the forecast period.

In connection with the Capture and Conversion Business, the forecast used the following key drivers with respect to revenues and expenses:

Revenues.    Revenues for the forecast period were projected using the following key assumed metrics:

a.      Gas Production from Landfill Projects:    The assumed volume of gas produced from OPAL Fuels’ projects and projected projects represent the expected MMBtu of gas that are produced. The projections for the forecast period were derived based on each project’s projected landfill gas flows and quality, methane recovery, availability, and other standard metrics, such as production of 52% methane in the total landfill gas, energy content of 1,012 Btu/SCF, and 525,600 minutes in a given calendar year. Projected gas flows, quality of gas and energy content were based upon OPAL Fuels experienced wellfield team, which analyzes trash receipts, collection efficiencies, and other practices to project these metrics. Revenue is calculated by multiplying this forecasted gas production by the sum of the relevant natural gas price plus the forecasted D3 RIN price (subject to unit of measurement conversion).

b.      Gas Production from Dairy Projects:    For dairy projects, gas production is projected based on each dairy farm’s expected annual cow manure production from which methane production is extrapolated. OPAL Fuels relied on mass balance projections from engineering, procurement, and construction designs to determine anticipated production during the forecast period. In addition to the natural gas and D3 RIN revenue streams noted above for landfill projects, dairy projects earn LCFS revenue based on LCFS prices multiplied by forecasted production adjusted for each project’s carbon intensity.

c.      Biogas Conversion Environmental Credits:    OPAL Fuels’ Dispensing and Monetization Business line dispenses gas from OPAL Fuels’ projects and contracted third-party projects into vehicles which creates the federal D3 RINs and statewide LCFS credits. For creating the Environmental Attributes, the Dispensing and Monetization Business is given a percentage of these credits, and the balance of the credits are distributed back to the Capture and Conversion Business and third-party projects. Each MMBtu of renewable gas produces approximately 11.727 D3 RIN credits. RNG fuel produced by dairy projects has far lower carbon intensity scores than landfill gas projects and as a result, creates more LCFS credits for each MMBtu of renewable natural gas produced and sold. OPAL Fuels consulted with third party experts in estimating carbon intensity scores for new biogas conversion dairy projects.

d.      Biogas Conversion Commercial Operation Dates:    The projections assume 9 projects are operating by the end of 2022, 22 projects by the end of 2023, 26 by the end of 2024, and 29 projects by the end of 2025. These assumptions have a direct impact on the projected revenue because they impact the amount of RNG produced and sold and the number of Environmental Attributes generated and sold.

e.      Pricing Curves:    The D3 RIN, LCFS credit and commodity gas price curves were based on independent market forecasts and included projections of D3 RIN prices ranging from $2.68 to $2.86 during the forecast period for fiscal years 2021E through 2025E, LCFS prices ranging from $205 to $215 per metric ton, and natural gas prices ranging from $1.78 per dekatherm to $3.35 per dekatherm during the forecast period for fiscal years 2021E through 2025E, depending upon location.

f.       Renewable Power and Other Minor Revenue Streams:    Renewable Power revenues are calculated by multiplying the projected electricity generation by the relevant power purchase price rates as contractually established. The projections for electricity generation are based on forecasted landfill or biogas production and historical experience from OPAL Fuels’ landfill projects as described above and the heat rates of our engines at such facilities. Other minor revenue streams are modelled according to the terms of the relevant contracts or in line with how these revenues have been realized in the past.

Expenses.    Expenses for the forecast period were projected using the following key assumed metrics:

a.      Feedstock Expenses:    The largest expenses in the Capture and Conversion Business line are the royalties paid to feedstock owners (either the landfill or dairy owner). OPAL typically executes long-term contracts with these feedstock owners for the supply of their feedstock and rights to commission biogas conversion projects on their sites. Royalty compensation is typically a percentage of revenue. However, some dairy project owners are compensated with fixed payments for the manure rights rather than a share of the revenue. Projections for the forecast period were based on OPAL Fuels’ historical experience in connection with existing projects.

b.      Electric costs:    OPAL Fuels projected electric costs for the forecast period are based on prevailing utility tariff rates.

c.      Operation and Maintenance Costs:    These costs include plant staff labor and non-labor items such as consumables, routine maintenance, and treatment of chemicals such as nitrogen, sulfur, carbon. OPAL Fuels relied on management’s experience in projecting out these costs for the forecast period.

d.      Project Level General and Administrative Costs:    These costs typically include property taxes, insurance, and fees the projects pay OPAL Fuels for commercial, analytical, and management oversight. OPAL Fuels relied on management’s experience in projecting out these costs for the forecast period.

e.      Pipeline and Virtual Pipeline:    Projects often pay an interconnection or transportation fee to the local natural gas pipeline operator for transportation of the commodity gas from the project to the nearest interstate natural gas pipeline. If a project is not physically close to a pipeline, a virtual pipeline option is typically a sufficient solution for RNG. This involves transporting the RNG by road using tube trailers to a gas injection point, which is done at agreed upon rates as determined by the transporter and OPAL Fuels. OPAL Fuels relied on historical experience in connection with these situations in projecting these costs over the forecast period.

Dispensing and Monetization Business

In connection with the Dispensing and Monetization Business, the forecast used the following key drivers with respect to revenues and expenses:

Revenues.    Revenues for the forecast period were projected using the following key assumed metrics:

a.Environmental Attributes Volumes:    To create the D3 RINs and LCFS credits, the biogas conversion project’s RNG production needs to be placed into a vehicle. For the federal D3 RIN program, that vehicle can be located anywhere in the United States. For the state level LCFS credits, that vehicle must be located within the state for which credits are earned. OPAL’s LCFS credits are primarily earned in California. As compensation for creating the Environmental Attributes, the Dispensing and Monetization

Business earns a percentage of these credits and the balance of the credits are distributed back to the Capture and Conversion Business and third-party biogas conversion projects. The Dispensing and Monetization will typically receive approximately 12.5% to 15.0% of the landfill project RIN credits and approximately 15 to 20% of the dairy project credits depending on carbon intensity scores. These credits multiplied by the applicable RIN and LCFS prices results in the Environmental Attributes revenues.

b.Station Management:  OPAL manages both directly owned and third-party dispensing stations. The company expects to grow its portfolio of stations as demand for CNG continues to grow and more OPAL biogas conversion projects become operational. In addition to earning a share of the Environmental Attributes sales, OPAL earns a capital recovery fee for building its owned stations. These are dollar per gallon fees that are charged to the end user of the vehicle fuel dispensed by OPAL Fuels’ dispensing stations under 10-year contracts. Furthermore, OPAL Fuels provides operating and maintenance services for third party stations in addition to its owned stations. Volume growth was projected over the forecast period based on historical growth rates. These services were projected to be sold at prices in-line with current contracts.

c.Station Construction:    OPAL Fuels builds CNG and hydrogen stations for third parties, charging approximately $2.2 million and $3.5 million on average for each, respectively. The company forecasts building 23 CNG stations per year and 5 hydrogen stations in 2022 with incremental stations per year in future years as the demand for green hydrogen accelerates. The forecast assumes a revenue timing lag for hydrogen stations, which assumes 10% of the revenue is realized in the year the station is constructed and the remaining 90% is realized in the year after. The CNG assumptions are based on OPAL’s experience and the hydrogen assumptions are based on OPAL’s experience working with a well-known participant in the hydrogen industry.

Expenses.    Expenses for the forecast period were projected using the following key assumed metrics:

a.      Environmental Attributes Rebates:    OPAL Fuels will typically incentivize customers to convert to use CNG through its Fueling Stations by sharing some of the Environmental Attribute’s value associated with such customer’s use. The rebates projected for the forecasted period were modeled in-line with existing customer contracts of OPAL Fuels with current customers.

b.      Environmental Attributes Fees:    OPAL Fuels has entered into an environmental attribute marketing agreement with NextEra. The projected fees, discounts and commissions paid to NextEra under that existing agreement were used for the projections of these amounts during the forecast period.

c.Other Environmental Attributes Related Expenses:    Based on management’s estimates, OPAL Fuels assumed there would be approximately $1.0 million per year of corporate expenses during the forecast period for D3 RIN and LCFS credit certification costs, which is in line with OPAL Fuels’ historical experience.

d.      Fueling Station Expenses:    Each Fueling Station has several additional expenses. Most of these costs are passed through to the customer as they are included in the capital recovery fee OPAL Fuels charges these customers. These items include gas purchases, electricity, federal excise taxes, and state taxes. Costs that are not passed through include operating and maintenance costs, insurance, and property taxes. All these expenses for Fueling Stations for the forecast period were modeled in-line with current OPAL Fuels-owned stations.

e.      Third Party Station Construction Costs:    Expenses are primarily equipment and civil engineering costs. Other expenses are project management, electrical, design, and compensation costs. These expenses were projected based on the historical gross margins of OPAL Fuels in connection with prior construction projects.

f.Third Party Station Service Costs:    The largest services expense typically is compensation. Parts, oil, and maintenance costs comprise other key expenses. These costs were projected based on historical gross margins of OPAL Fuels in connection with existing services provided for third party Fueling Stations.

Notwithstanding the foregoing discussion of the assumptions made by OPAL Fuels in connection with the projections, you should note that the projections did not reflect certain expenses and impacts associated with the terms of the Business Combination Agreement including the following:

•        the potential expense or dilutive effect associated with the issuance of up to 10,000,000 additional shares of New OPAL Common Stock to the Earnout Participants as part of the First Earnout Tranche and Second Earnout Tranche, to the extent that New OPAL’s annual EBITDA for the calendar year 2023 and 2024 exceeds specified targets set forth in the Business Combination Agreement;

•        the calculation of earnings attributable to New OPAL resulting from the retention of the OPAL Fuels Common Equityholders of a majority of New OPAL Common Stock following consummation of the Business Combination;

•        the use of cash necessary to fulfill the potential obligations resulting from the Tax Receivable Agreement;

•        dividends payable to Ares for the portion of convertible debt converted to equity;

•        dividends payable to Hillman for their preferred equity in OPAL Fuels;

•        cash collateral required to be posted in the future under hedging agreements, as project security or to backstop any letters of credit;

•        cash related to general working capital needs;

•        dilution associated with equity incentive compensation issued to employees, consultants or members of the New OPAL Board, including under the proposed 2022 Omnibus Equity Incentive Plan;

•        interest on potential future debt financings which could be used as additional liquidity; and

•        the potential vesting of the 763,907 shares of New OPAL Class A Common Stock to be issued to Sponsor that will be subject to potential forfeiture and the potential exercise of any New OPAL Warrants.

THE SPECIAL MEETING OF ARCLIGHT

General

ArcLight is furnishing this proxy statement/prospectus to ArcLight’s shareholders as part of the solicitation of proxies by the ArcLight Board for use at the Special Meeting of ArcLight to be held on            , 2022, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to ArcLight’s shareholders on or about            , 2022 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides ArcLight’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held at            ,             Time, on            , 2022 at the offices of Kirkland & Ellis LLP located at 609 Main Street, Houston, Texas 77002, and via a virtual meeting, unless the Special Meeting is adjourned. In the interest of public health, and due to the impact of the coronavirus (COVID-19), we may hold the Special Meeting through a “virtual” or online method.

Purpose of the ArcLight Special Meeting

At the Special Meeting, ArcLight is asking holders of ArcLight ordinary shares to consider and vote upon:

•        a proposal to approve by ordinary resolution the Business Combination Agreement, including the Business Combination, and the transactions contemplated thereby;

•        a proposal to approve by special resolution the Domestication;

•        a proposal to approve by special resolution the Proposed Organizational Documents of New OPAL, the post-Domestication company, which, if approved, would take effect at the time of the Domestication;

•        In addition to the approval of the Proposed Organizational Documents, the shareholders are also separately being presented with the following six (6) Advisory Charter Proposals, for approval by ordinary resolution under Cayman Islands law and on a non-binding advisory basis, in accordance with the SEC guidance to give shareholders the opportunity to present their separate views on certain corporate governance provisions in the Proposed Charter:

•        to authorize the increase in the authorized share capital from 555,000,000 shares, divided into 500,000,000 ArcLight Class A ordinary shares, 50,000,000 ArcLight Class B ordinary shares, and 5,000,000 ArcLight preferred shares, to authorized capital stock of 1,120,000,000 shares, consisting of (i) 340,000,000 shares of New OPAL Class A Common Stock, (ii) 160,000,000 shares of New OPAL Class B Common Stock, (iii) 160,000,000 shares of New OPAL Class C Common Stock, (iv) 160,000,000 shares of New OPAL Class D Common Stock and (v) 300,000,000 shares of New OPAL Preferred Stock;

•        to authorize that the Proposed Charter may be amended by holders of outstanding shares of each class of New OPAL Common Stock who shall be entitled to vote separately upon any proposed amendment to the Proposed Charter that would alter or change the powers, preferences or special rights of such series of New OPAL Common Stock in a manner that is disproportionately adverse as compared to the other classes of New OPAL Common Stock;

•        to authorize (i) the election of directors by the New OPAL Board unless it is a period when the holders of any series of New OPAL Preferred Stock have the right to elect additional directors per the New OPAL Board filing a certificate of designation establishing shares of New OPAL Preferred Stock which may have powers, preferences and rights senior to, junior to, or pari passu with rights of New OPAL Common Stock, (ii) the filling of newly-created directorships or any vacancy on the New OPAL Board by a majority vote of the remaining directors then in office, even if less than a quorum, and not by the stockholders and (iii) the removal of directors with or without cause and only upon the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class;

•        to authorize that, unless New OPAL consents in writing to the selection of an alternative forum, the Delaware Court of Chancery (or, if and only if such court does not have subject matter jurisdiction thereof, another state court located within the State of Delaware, or if and only if all such state courts do not have subject matter jurisdiction thereof, then the federal district court for the State of Delaware) and any appellate court thereof shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of New OPAL; (ii) any action, suit or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of New OPAL to New OPAL or New OPAL’s stockholders; (iii) any action, suit or proceeding (including any class action) asserting a claim against New OPAL or any current or former director, officer, other employee, agent or stockholder of New OPAL arising out of or pursuant to any provision of the DGCL, the Proposed Organizational Documents (as each may be amended from time to time); (iv) any action, suit or proceeding (including any class action) to interpret, apply, enforce or determine the validity of the Proposed Organizational Documents (including any right, obligation or remedy thereunder); (v) any action, suit or proceeding as to which the DGCL confers jurisdiction to the Delaware Court of Chancery; or (vi) any action asserting a claim against New OPAL or any director, officer or other employee of New OPAL governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Further, unless New OPAL consents in writing to the selection of an alternative forum, the federal district courts shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision;

•        to authorize (i) each holder of record of New OPAL Class A Common Stock and New OPAL Class B Common Stock shall be entitled to one vote per share on all matters which stockholders generally are entitled to vote, and (ii) each holder of record of New OPAL Class C Common Stock and New OPAL Class D Common Stock are entitled to five votes per share on all matters which stockholders generally are entitled to vote; and

•        to eliminate various provisions in the Existing Organizational Documents applicable only to blank check companies, including the provisions requiring that ArcLight have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination;

•        a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of (a) shares of New OPAL Class A Common Stock to the PIPE Investors pursuant to Subscription Agreements, (b) the issuance of shares of New OPAL Class A Common Stock, New OPAL Class B Common Stock, New OPAL Class C Common Stock and New OPAL Class D Common Stock (i) pursuant to the terms of the Business Combination Agreement, (ii) upon the exchange of the OPAL Common Units pursuant to the amended and restated limited liability company agreement of OPAL Fuels and (iii) upon the conversion, in accordance with the Proposed Charter, of any such New OPAL Common Stock issued pursuant to (i) or (ii);

•        a proposal to approve and adopt by ordinary resolution the 2022 Omnibus Equity Incentive Plan; and

•        a proposal to approve by ordinary resolution the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by our shareholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived.

Each of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal and the Nasdaq Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Business Combination is not conditioned on the Advisory Charter Proposals, the Equity Incentive Plan Proposal or the Adjournment Proposal.

Recommendation of the ArcLight Board

The ArcLight Board believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are in the best interest of ArcLight and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” each of the separate Advisory Charter Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting.

The existence of financial and personal interests of one or more of ArcLight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ArcLight and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ArcLight’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — Business Combination Proposal — Interests of ArcLight Directors and Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

ArcLight shareholders holding shares in “street name” will be entitled to vote or direct votes to be cast at the Special Meeting if they owned ArcLight ordinary shares at the close of business on May 6, 2022, which is the “record date” for the Special Meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Our warrants do not have voting rights. As of the close of business on the record date, there were 38,895,381 ArcLight ordinary shares issued and outstanding, of which 31,116,305 were issued and outstanding Public Shares.

Quorum

A quorum of ArcLight shareholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ArcLight ordinary shares entitled to vote at the Special Meeting are represented in person or by proxy at the Special Meeting. As of the record date for the Special Meeting, 19,447,691 ArcLight ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to ArcLight but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting, and otherwise will have no effect on a particular proposal. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter.

The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter.

The approval of each of the Advisory Charter Proposals each requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter.

The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter.

The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter.

Each of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal and the Nasdaq Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Business Combination is not conditioned on the Advisory Charter Proposals, the Equity Incentive Plan Proposal or the Adjournment Proposal.

Voting Your Shares

Each ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ArcLight ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your ArcLight ordinary shares at the Special Meeting:

•        You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the ArcLight Board “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” each of the separate Advisory Charter Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You can attend the Special Meeting and vote in person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way ArcLight can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an ArcLight shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify ArcLight’s general counsel in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ArcLight ordinary shares, you may call Morrow, our proxy solicitor, by calling (800) 662-5200 or (203) 658-9400, or by emailing ACTD.info@investor.morrowsodali.com.

Redemption Rights

In connection with the proposed Business Combination, pursuant to the Existing Organizational Documents, a Public Shareholder may request that ArcLight redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

i.       (a) hold Public Shares or (b) if you hold Public Shares through units, you elect to separate your units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares;

ii.      submit a written request to CST, ArcLight’s transfer agent, in which you (a) request that ArcLight redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

iii.     deliver your Public Shares to CST, ArcLight’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to            ,            Time, on            , 2022 (two business days before the Special Meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying Public Shares and ArcLight Public Warrants prior to exercising redemption rights with respect to the Public Shares. Public holders that hold their units in an account at a brokerage firm or bank, must notify their broker or bank that they elect to separate the units into the underlying Public Shares and ArcLight Public Warrants, or if a holder holds units registered in its own name, the holder must contact CST, ArcLight’s transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to CST, ArcLight’s transfer agent, in order to validly redeem its shares. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to CST, ArcLight’s transfer agent, ArcLight will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the vote at the Special Meeting. For illustrative purposes, this would have amounted to approximately $10.00 per issued and outstanding Public Share, based on 31,116,305 shares subject to possible redemption as of March 31, 2022. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The redemption takes place following the Domestication and accordingly it is shares of New OPAL Class A Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares of New OPAL Class A Common Stock that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to CST, ArcLight’s transfer agent, and later decide prior to the Special Meeting not to elect redemption, you may request that CST, ArcLight’s transfer agent, return the shares (physically or electronically) to you. You may make such request by contacting CST, ArcLight’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by CST, ArcLight’s transfer agent, prior to the vote taken on the Business Combination Proposal at the Special Meeting. No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to CST, ArcLight’s transfer agent, at least two business days prior to the vote at the Special Meeting.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement, agreed to, among other things, vote all of their ArcLight ordinary shares in favor of the proposals being presented at the Special Meeting and waive their redemption rights with respect to such ArcLight ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Initial Shareholders own 20% of the issued and outstanding ArcLight ordinary shares. See “Certain Relationships and Related Party Transactions — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of public units on March 31, 2022 was $9.92 per share. For illustrative purposes, as of March 31, 2022, funds in the Trust Account plus accrued interest thereon totaled approximately $311,200,024, or $10.00 per issued and outstanding Public Share.

Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ArcLight cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Neither our shareholders nor our warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act (As Revised) or under the DGCL.

Proxy Solicitation Costs

ArcLight is soliciting proxies on behalf of the ArcLight Board. This solicitation is being made by mail but also may be made by telephone or in person. ArcLight and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ArcLight will bear the cost of the solicitation.

ArcLight has hired Morrow to assist in the proxy solicitation process. ArcLight will pay that firm a fee of $35,000 plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Such fee will be paid with non-Trust Account funds.

ArcLight will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ArcLight will reimburse them for their reasonable expenses.

ArcLight Initial Shareholders’ Agreements

As of the date of this proxy statement/prospectus, there are 38,895,381 ArcLight ordinary shares issued and outstanding, which includes an aggregate of 7,779,076 ArcLight Class B ordinary shares held by the Initial Shareholders, including the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 15,446,522 warrants to acquire ArcLight ordinary shares, comprised of 9,223,261 private placement warrants held by the Sponsor and 6,223,261 public warrants.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, OPAL Fuels and/or their directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, OPAL Fuels and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter, (ii) the Domestication Proposal, the Organizational Documents Proposal and the Advisory Charter Proposals, are approved by the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter, (iii) otherwise limit the number of Public Shares electing to redeem their Public Shares and (iv) New OPAL’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Investment.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The Sponsor and its affiliates are active investors across a number of different investment platforms, which ArcLight and the Sponsor believe improved the volume and quality of opportunities that were available to ArcLight. However, it also creates potential conflicts and the need to allocate investment opportunities across multiple investment vehicles. In order to provide the Sponsor with the flexibility to evaluate opportunities across these platforms, ArcLight’s Existing Organizational Documents provide that ArcLight renounces its interest in any business combination opportunity offered to any founder, director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of ArcLight and is an opportunity that ArcLight is able to complete on a reasonable basis. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives, including the fundraising needs of the target and the investment objectives of the investment vehicle. ArcLight is not aware of any such conflict or opportunity being presented to any founder, director or officer of ArcLight nor does it believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Holders of ArcLight ordinary shares are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. ArcLight shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, substantially in the form attached as Annex A to this proxy statement/prospectus. Please see the sections entitled “The Business Combination Agreement” in this proxy statement/prospectus for additional information regarding the Business Combination and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

ArcLight may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s entry into that certain business combination agreement, dated as of December 2, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time, the “BCA” or the “Business Combination Agreement”), by and among ArcLight, OPAL Fuels LLC, a Delaware limited liability company (“OPAL Fuels”) and OPAL HoldCo LLC, a Delaware limited liability company and, as of the date of the signing, the sole member of OPAL Fuels (“OPAL HoldCo”), in the form attached to this proxy statement/prospectus as Annex A, as described below, be confirmed, ratified and approved in all respects. The Business Combination Agreement provides for, among other things, the following transactions (collectively, the “Business Combination”): (i) the conversion of each issued and outstanding Class B ordinary share, par value $0.0001 per share, of ArcLight (collectively, the “ArcLight Class B ordinary shares”) into one Class A ordinary share, par value $0.0001, per share of ArcLight (each, an “ArcLight Class A ordinary share”); (ii) the Domestication (as defined below) and, in connection with the Domestication, (A) OPAL Fuels Inc. (“New OPAL”) will file its certificate of incorporation and adopt bylaws to serve as its governing documents in connection with the Domestication, (B) each outstanding ArcLight Class A ordinary share will convert into one share of Class A common stock of New OPAL, par value $0.0001 per share (the “New OPAL Class A Common Stock”), (C) each outstanding warrant to purchase one ArcLight Class A ordinary share will represent the right to purchase one share of New OPAL Class A Common Stock at an exercise price of $11.50 per share and (D) ArcLight’s name will be changed to “OPAL Fuels Inc.”; (iii) (A) OPAL Fuels and its existing members will cause OPAL Fuels’ existing limited liability company agreement to be amended and restated, (B) in connection therewith, all of the common units of OPAL Fuels issued and outstanding immediately prior to the closing of the Business Combination (the “Closing”) will be re-classified into a number of Class B common units of OPAL Fuels (collectively, the “OPAL Common Units”) calculated as a function of the pre-transaction equity value for OPAL equal to $1,501,870,000, less all principal and accrued interest outstanding immediately after the Closing pursuant to that certain Convertible Promissory Note, dated as of May 1, 2021 (as amended, including that certain First Amendment to Convertible Note, dated November 29, 2021, the “Ares Note”), held by ARCC Beacon LLC, a Delaware limited liability company (“Ares”), (C) ArcLight will contribute to OPAL Fuels (x) the amount of cash in the trust account (the “Trust Account”) established by ArcLight with the proceeds from its IPO as of immediately prior to the Closing (and after, for the avoidance of doubt, giving effect to the exercise of redemption rights by any ArcLight shareholders (the “ACT Share Redemptions”)), plus (y) the aggregate cash proceeds actually received in respect of the PIPE Investment (as defined below) and (D) New OPAL will contribute to OPAL Fuels, and OPAL Fuels will in turn distribute to pre-closing members of OPAL Fuels, a number of shares of Class B common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class B Common Stock”) and shares of Class D common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class D Common Stock”) (neither of such shares of New OPAL Class B Common Stock and shares of the New OPAL Class D Common Stock will have any economic value but will entitle the holder thereof to one vote per share or five votes per share, respectively), with the number of such shares of New OPAL Class B Common Stock and shares of New OPAL Class D Common Stock equal to the number of

OPAL Common Units held by each pre-closing member of OPAL Fuels, provided that in lieu of receiving a combination of OPAL Common Units and New OPAL Class B Common Stock, if elected, Ares may receive a number of shares of New OPAL Class A Common Stock equal to the number of shares of New OPAL Class B Common Stock it otherwise would have received; and (iv) OPAL Fuels will issue to ArcLight a number of Class A Units of OPAL Fuels equal to the number of shares of New OPAL Class A Common Stock then issued and outstanding (after giving effect to OPAL Fuels’ election to receive New OPAL Class A Common Stock in lieu of New OPAL Class B Common Stock, if any) (we refer to this proposal, collectively, as the “Business Combination Proposal”).”

Satisfaction of 80% Test

It is a requirement under the Existing Organizational Documents that the business or assets acquired in its initial business combination have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such business combination. In addition, the rules of Nasdaq require that ArcLight’s initial business combination be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). As of December 2, 2021, the date of the execution of the definitive agreement for the proposed Business Combination, the balance of the Trust Account was approximately $300,280,781 (excluding taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately $240,225,000. In reaching its conclusion that the proposed Business Combination meets the 80% asset test, our Board used as a fair market value the enterprise value of approximately $1.75 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the definitive agreement for the proposed Business Combination. The enterprise value consists of an implied equity value for OPAL Fuels (prior to the proposed Business Combination) of approximately $1,501,870,000, less all principal and accrued interest outstanding immediately after the Closing pursuant to the Ares Note. In determining whether the enterprise value described above represents the fair market value of the OPAL Fuels Business, the ArcLight Board considered all of the factors described in the section of the proxy statement/prospectus captioned “ArcLight’s Boards’ Reasons for Approval of the Business Combination” and the fact that the purchase price for this business was the result of an arm’s length negotiation. As a result, the ArcLight Board concluded that the fair market value of New OPAL was significantly in excess of 80% of the assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account).

Interests of ArcLight Directors and Officers in the Business Combination

ArcLight was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The ArcLight Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the ArcLight Board and management to identify, acquire and operate one or more businesses. The members of the ArcLight Board and management have extensive transactional experience, particularly in the energy infrastructure industry.

As described under “The Background of the Business Combination,” the ArcLight Board, in evaluating the Business Combination, consulted with ArcLight’s management and legal advisors. In reaching its unanimous decision to approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, the ArcLight Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the proposed combination, the ArcLight Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The ArcLight Board contemplated its decision in the context of all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of ArcLight’s reasons for approving the combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In approving the combination, the ArcLight Board decided not to obtain a fairness opinion. The officers and directors of ArcLight have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience of their representatives, enabled them to make the necessary analyses and determinations regarding the Business Combination.

The ArcLight Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following: OPAL Fuels’ demonstrable contributions toward global sustainability and decarbonization through greenhouse gas reduction, the experience of the management team and their proven ability to execute strategic initiatives in the RNG market, the scale and growth potential of its RNG platform, the prudent financial management of the business, Fortistar’s commitment to the business as demonstrated by rolling 100% of their current equity position following the Business Combination, the established current margins of the business and future ability of OPAL Fuels’ management team to improve the economics of the business over time, and more generally the large and growing market for RNG in the transportation segment and, more broadly, across the energy complex. Additionally, the ArcLight Board took into consideration the following factors or made the following determinations, as applicable, among others:

•        Meets the acquisition criteria that ArcLight had established to evaluate prospective business combination targets;

•        Historic successes of mature, vertically integrated renewable natural gas business and resulting strong competitive positioning;

•        Attractive RNG market with substantial regulatory support;

•        Experienced management team;

•        Strong commitment of existing OPAL Fuels equity holders;

•        Valuation supported by financial analysis and due diligence;

•        Multiple avenues to accelerate organic growth opportunities;

•        Significant value creation and organic growth opportunities;

•        Strong uptake of OPAL Fuels’ products; and

•        OPAL Fuels’ post-closing financial condition.

The ArcLight Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Business Combination including, but not limited to, the following: redemptions, complexities related to the shareholder vote, litigation and threats of litigation and broader macro risks, including OPAL Fuels’ reliance on manufacturers of membrane, compressors and other equipment necessary to build RNG conversion and dispensing facilities, reliance on truck fleet operators to purchase vehicles that use RNG, continued support for EHS laws and regulatory regimes applicable to various constituents in the RNG industry, developments in tax and other governmental incentives applicable to the RNG industry, and price fluctuations in environmental commodities. Additionally, the ArcLight Board considered the following issues and risks, among others:

•        Risk that the benefits described above may not be achieved;

•        Risk of the liquidation of ArcLight;

•        Exclusivity;

•        Risks regarding the shareholder vote;

•        Limitations of review;

•        Closing conditions;

•        Fees and expenses;

•        Public company readiness of OPAL Fuels’ management team;

•        Potential litigation;

•        Potential impacts of COVID-19; and

•        Other risk factors.

In addition to considering the factors described above, the ArcLight Board also considered that some officers and directors of ArcLight might have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of ArcLight’s stockholders. These interests include, among other things, the interests listed below:

•        the fact that the Initial Shareholders have agreed not to redeem any ArcLight ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•        the fact that the Sponsor paid an aggregate of $25,000 for 7,187,500 ArcLight Class B ordinary shares and effected a share capitalization resulting in an aggregate of 7,906,250 ArcLight Class B ordinary shares issued and outstanding. 127,174 ArcLight Class B ordinary shares were forfeited by the Sponsor upon the expiration of the over-allotment option. As of March 31, 2022, there were 7,779,076 ArcLight Class B ordinary shares currently owned by the Initial Shareholders. The 7,779,076 shares of New OPAL Class A Common Stock that the Initial Shareholders will hold following the Business Combination (including 763,907 of such shares subject to forfeiture), if unrestricted and freely tradable, and in the case of the shares held by the Sponsor, assuming all vesting conditions of the Sponsor Earnout Shares are satisfied, would have had an aggregate market value of $77,012,852 based upon the closing price of $9.90 per ArcLight Class A ordinary share on the Nasdaq on May 26, 2022, the most recent closing price;

•        the fact that Sponsor paid $9,223,261 for its ArcLight Private Placement Warrants, which, if unrestricted and freely tradable, would have had an aggregate market value of $13,373,728 based upon the closing price of $1.45 per ArcLight Public Warrant (although holders of the private placement warrants have certain rights that differ from the rights of holders of the ArcLight Public Warrants) on Nasdaq on May 26, 2022, the most recent closing price, and the fact that the ArcLight Private Placement Warrants would be worthless if a business combination is not consummated by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents);

•        the fact that an affiliates of ArcLight have agreed to purchase 2,000,000 shares of New OPAL Class A Common Stock at $10.00 per share in the PIPE Investment on the same terms and conditions as the other PIPE Investors;

•        the fact that the Initial Shareholders and certain of ArcLight’s current officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ArcLight ordinary shares (other than Public Shares) held by them if ArcLight fails to complete an initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents);

•        the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its Affiliates to ArcLight in an aggregate amount of up to $1,500,000 may be converted into warrants to purchase ArcLight Class A ordinary shares in connection with the consummation of the Business Combination. As of the date of this proxy statement/prospectus, there are no amounts outstanding under any such loan;

•        the continued indemnification of ArcLight’s directors and officers and the continuation of ArcLight’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•        the fact that the Sponsor (including its representatives and affiliates) and ArcLight’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to ArcLight. Moreover, certain of ArcLight’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. ArcLight’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to ArcLight, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in ArcLight’s favor and such potential business opportunities may be presented to other entities prior to their presentation to ArcLight, subject to applicable fiduciary duties under the Cayman Islands Companies Act. ArcLight’s amended and restated memorandum and articles of association provide that Arclight renounces its interest in any corporate opportunity offered to any director or officer of ArcLight;

•        the fact that, following the Business Combination, the Sponsor can earn a positive rate of return on their investment, even if other shareholders of ArcLight experience a negative rate of return on their investment;

•        the fact that the Sponsor and ArcLight’s officers and directors will lose their entire investment in ArcLight and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents);

•        the fact that if the Trust Account is liquidated, including in the event ArcLight is unable to complete an initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), the Sponsor has agreed to indemnify ArcLight to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which ArcLight has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ArcLight, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the fact that ArcLight may be entitled to distribute or pay over funds held by ArcLight outside the Trust Account to the Sponsor or any of its Affiliates prior to the Closing; and

•        the fact that the Initial Shareholders entered into the Sponsor Letter Agreement pursuant to which the original lock-up period to which our Sponsor and our directors and executive officers are subject was amended to remove such lock-up period, but only with respect to securities that are not held by the Sponsor.

ArcLight’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the ArcLight Board, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

The ArcLight Board concluded that the potential benefits that it expected ArcLight and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ArcLight Board unanimously determined that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, ArcLight and its shareholders.

Neither ArcLight nor OPAL Fuels relied on their respective financial advisors in the preparation and analysis of the materials, including projections, provided to the ArcLight Board for use as a component of its overall evaluation of OPAL Fuels. The ArcLight Board did not receive or rely upon any financial or valuation analyses conducted or prepared by any of the Advisors in making its determination that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, ArcLight and its shareholders.

Vote Required for Approval

This Business Combination Proposal (and consequently, the transactions contemplated by the Business Combination Agreement, including the Business Combination) requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of the majority of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting.

Failure to submit a proxy or to vote in person or virtually at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Business Combination Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other Shareholder Proposals (except the Adjournment Proposal, as described below) will not be presented to the shareholders for a vote.

The Sponsor and ArcLight’s directors and officers have agreed to vote the founder shares and any ArcLight Class A ordinary shares owned by them in favor of the Business Combination Proposal. See “Certain Relationships and Related Party Transactions — Sponsor Letter Agreement” for more information.

Recommendation of the ArcLight Board

ARCLIGHT’S BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Business Combination Proposal is approved, then ArcLight is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination. If, however, the Domestication Proposal is approved, but the Business Combination Proposal is not approved, then neither the Domestication nor the Business Combination will be consummated.

As a condition to closing the Business Combination pursuant to the terms of the Business Combination Agreement, the ArcLight Board has unanimously approved a change of ArcLight’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and the Domestication. To effect the Domestication, ArcLight will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate Domestication with the Secretary of State of the State of Delaware, under which ArcLight will be domesticated and continue as a Delaware corporation. On the effective date of the Domestication, (A) New OPAL will file its certificate of incorporation and adopt bylaws to serve as its governing documents in connection with the Domestication, (B) each outstanding ArcLight Class A ordinary share (including any such share received upon conversion of an ArcLight Class B ordinary share) will become one share of New OPAL Class A Common Stock, (C) each outstanding warrant to purchase one ArcLight Class A ordinary share will become a warrant to purchase one share of New OPAL Class A Common Stock at an exercise price of $11.50 per share and (D) ArcLight’s name will be changed to “OPAL Fuels Inc.” (“New OPAL”).

The Domestication Proposal, if approved, will approve a change of ArcLight’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while ArcLight is currently governed by the Cayman Islands Companies Act (As Revised), upon Domestication, ArcLight will be governed by the DGCL. We urge shareholders to carefully consult the information set out below under “The Domestication Proposal — Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then ArcLight will also ask its shareholders to approve the Organizational Documents Proposal (discussed below), which, if approved, will replace the Existing Organizational Documents with the certificate of incorporation and bylaws of New OPAL (the “Proposed Organizational Documents”). The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and we urge shareholders to carefully consult the information set out below under “The Organizational Documents Proposal,” the Existing Organizational Documents of ArcLight, attached hereto as Annex B and the Proposed Organizational Documents of New OPAL, attached hereto as Annex C and Annex D.

Reasons for the Domestication

Our Board believes that there are significant advantages to ArcLight that will arise as a result of a change of domicile to Delaware. Further, our Board believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the shareholders, who are the owners of the corporation. Our Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of ArcLight and its shareholders, including:

•        Prominence, Predictability, and Flexibility of Delaware Law.    For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to New OPAL, the New OPAL Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New OPAL’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New OPAL’s incorporation in Delaware may make New OPAL more attractive to future candidates for the New OPAL Board, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. Our Board therefore believes that providing the benefits afforded directors by Delaware law will enable New OPAL to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a corporation’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Anticipated Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of ArcLight as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New OPAL immediately following the Domestication will be the same as those of ArcLight immediately prior to the Domestication.

Comparison of Corporate Governance and Shareholders

ArcLight is an exempted company incorporated under the Cayman Islands Companies Act (As Revised). The Cayman Islands Companies Act (As Revised), Cayman Islands law generally and the Existing Organizational Documents govern the rights of its shareholders. The Cayman Islands Companies Act (As Revised) and Cayman Islands law generally differs in some material respects from laws generally applicable to U.S. corporations and their stockholders. In addition, the Existing Organizational Documents differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a New OPAL Equityholder, your rights will differ in some regards as compared to when you were a shareholder of ArcLight.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of ArcLight and New OPAL according to applicable law and/or the organizational documents of ArcLight and New OPAL. You also should review the Proposed Charter and the Proposed Bylaws of New OPAL attached hereto as Annex C and Annex D to this proxy statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act (As Revised), to understand how these laws apply to ArcLight and New OPAL.

	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware.	Cayman Islands Companies Act (As Revised)
Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorizations as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by a majority in number and 75% in value of shareholders in attendance and voting at a general meeting.

Stockholder/Shareholder Votes for Routine Matters

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Under, the Cayman Islands Companies Act (As Revised) and the Existing Organizational Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting).

Requirement for Quorum

Quorum is a majority of shares entitled to vote at the meeting present in person or represented by proxy unless otherwise set in the constitutional documents, but cannot be less than one third of shares entitled to vote at the meeting.

Quorum is set in the company’s memorandum and articles of association.

	Delaware	Cayman Islands
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Appraisal Rights	Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger, except in certain circumstances.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary, may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal 3).

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith	A Cayman Islands exempted company generally may indemnify its directors or officers except with regard to actual fraud, willful neglect or willful default.
Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Liability of directors may be eliminated except with regard to their own actual fraud, willful neglect or willful default.

	Delaware	Cayman Islands
Removal of Directors

Any director or the entire board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors

The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.

Subject to a company’s memorandum and articles of association, the board may increase the size of the board and fill any vacancies.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution that the Company be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Memorandum and Articles of Association of ArcLight Clean Transition Corp. II and be registered by way of continuation as a corporation in the State of Delaware, and conditional upon, and with effect from, the registration of the Company in the State of Delaware as a corporation with the laws of the State of Delaware, the name of the Company be changed to “OPAL Fuels Inc.” (the “Domestication”).”

Vote Required for Approval

If the Business Combination Proposal is not approved, the Domestication Proposal will not be presented at the Special Meeting. The approval of the Domestication Proposal requires a special resolution under the Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ArcLight ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present (in person or by proxy) for purposes of establishing quorum, will not count as a vote cast at the Special Meeting.

The Business Combination is conditioned upon the approval of the Domestication Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Domestication Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Domestication Proposal will not be effected.

Recommendation of the ArcLight Board

ARCLIGHT’S BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE DOMESTICATION PROPOSAL.

PROPOSAL NO. 3 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Business Combination Proposal and the Domestication Proposal are approved, then ArcLight is asking its shareholders to approve the Organizational Documents Proposal. Under the Business Combination Agreement, the approval of the Organizational Documents Proposal is also a condition to the consummation of the Business Combination. If, however, the Organizational Documents Proposal is approved but either the Business Combination Proposal or the Domestication Proposal is not approved, then neither the Business Combination nor the Domestication will be consummated.

If each of the other Condition Precedent Proposals and the Organizational Documents Proposal are each approved and the Business Combination is to be consummated, then the Proposed Charter and the Proposed Bylaws will be substantially in the form set forth on Annex C and Annex D, respectively, and each of the matters contemplated by the Advisory Charter Proposals will be included in the Proposed Charter adopted by New OPAL. The approval or lack thereof of any of the Advisory Charter Proposals will not affect the effectiveness of the Organizational Documents Proposals if approved by ArcLight’s shareholders.

All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Organizational Documents Proposal

Each of the Proposed Charter and the Proposed Bylaws was negotiated as part of the Business Combination. The ArcLight Board’s specific reasons for each of the Advisory Charter Proposals (each of which are included in the Proposed Charter) are set forth in the Section “The Advisory Charter Proposals.”

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that the certificate of incorporation (the “Proposed Charter”) and bylaws of New OPAL (annexed to the proxy statement/prospectus as Annex C and Annex D), be approved as the certificate of incorporation and bylaws, respectively, of New OPAL, effective upon the effectiveness of the Domestication.”

Vote Required for Approval

If the Business Combination Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposal will not be presented at the Special Meeting. The approval of the Organizational Documents Proposal requires a special resolution under the Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting.

Recommendation of the ArcLight Board

ARCLIGHT’S BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

PROPOSAL NO. 4 — THE ADVISORY CHARTER PROPOSALS

As required by SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, ArcLight is requesting that our shareholders vote upon, on a non-binding advisory basis, the Advisory Charter Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law or Cayman Islands law separate and apart from the Organizational Documents Proposal. However, the shareholder vote regarding each of the Advisory Charter Proposals is an advisory vote, and is not binding on ArcLight or the ArcLight Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Charter Proposals, ArcLight intends that the Proposed Charter will take effect upon the Closing (assuming approval of the Organizational Documents Proposal).

The following table sets forth a summary of the principal changes proposed to be made between the Existing Organizational Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D.

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Proposal 4A)

The Existing Organizational Documents authorized 555,000,000 shares, consisting of (a) 500,000,000 ArcLight Class A ordinary shares, (b) 50,000,000 ArcLight Class B ordinary shares and (c) 5,000,000 preference shares.

The Proposed Organizational documents authorize 1,120,000,000 shares, consisting of (i) 340,000,000 shares of New OPAL Class A Common Stock, (ii) 160,000,000 shares of New OPAL Class B Common Stock (iii) 160,000,000 shares of New OPAL Class C Common Stock, (iv) 160,000,000 shares of New OPAL Class D Common Stock, and (v) 300,000,000 shares of New OPAL Preferred Stock.

Amendments (Proposal 4B)

The Existing Organizational Documents provide that the provisions of the Existing Organizational Documents may be amended to change ArcLight’s name, alter or add to the articles of association, alter or add to the memorandum with respect to any objects, powers or other matters specified therein, and reduce ArcLight’s share capital or any capital redemption reserve fund.

The Proposed Organizational Documents provide that the Proposed Charter may be amended by holders of outstanding shares of each class of New OPAL Common Stock who are entitled to vote separately upon any proposed amendment to the Proposed Charter that would alter or change the powers, preferences or special rights of such class of New OPAL Common Stock in a manner that is disproportionately adverse as compared to the other classes of New OPAL Common Stock.

Director Election, Vacancies and Removal (Proposal 4C)

Our Existing Organizational Documents provide that, prior to the closing of a business combination, holders of the ArcLight Class B ordinary shares have the exclusive right to elect any director and holders of ArcLight Class A ordinary shares have no right to vote on the election or removal of any director. Following the closing of a business combination, directors may be elected by the affirmative vote of holders of a majority of the voting power of all then

The Proposed Organizational Documents provide that directors are elected by the New OPAL Board unless it is a period when the holders of any series of New OPAL Preferred Stock have the right to elect additional directors per the New OPAL Board filing a certificate of designation establishing shares of New OPAL Preferred Stock which may have powers, preferences and rights senior to, junior to, or pari passu with rights of

	Existing Organizational Documents	Proposed Organizational Documents

outstanding shares of capital stock. Our Existing Organizational Documents provide that newly-created directorships or any vacancy on the ArcLight Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Prior to the closing of a business combination, holders of the ArcLight Class B ordinary shares have the exclusive right to remove any director and holders of ArcLight Class A ordinary shares have no right to vote on the election or removal of any director. Following the closing of a business combination, directors may be removed by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock.

New OPAL Common Stock. The Proposed Charter provides that newly-created directorships or any vacancy on the New OPAL Board are filled by a majority vote of the remaining directors then in office, even if less than a quorum, and not by the stockholders. The Proposed Charter provides that directors may be removed with or without cause by the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Exclusive Forum (Proposal 4D)	The Existing Governing Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.

The Proposed Charter provides that, unless New OPAL consents in writing to the selection of an alternative forum, the Delaware Court of Chancery (or, if and only if such court does not have subject matter jurisdiction thereof, another state court located within the State of Delaware, or if and only if all such state courts do not have subject matter jurisdiction thereof, then the federal district court for the State of Delaware) and any appellate court thereof shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of New OPAL; (ii) any action, suit or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of New OPAL to New OPAL or New OPAL’s stockholders; (iii) any action, suit or proceeding (including any class action) asserting a claim against New OPAL or any current or former director, officer, other employee, agent or stockholder of New OPAL arising out of or pursuant to any provision of the DGCL, the Proposed Organizational Documents (as each may be amended from time to time); (iv) any action, suit or proceeding (including any class action) to interpret, apply, enforce or determine the validity

	Existing Organizational Documents	Proposed Organizational Documents

of the Proposed Organizational Documents (including any right, obligation or remedy thereunder); (v) any action, suit or proceeding as to which the DGCL confers jurisdiction to the Delaware Court of Chancery; or (vi) any action asserting a claim against New OPAL or any director, officer or other employee of New OPAL governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Further, unless New OPAL consents in writing to the selection of an alternative forum, the federal district courts shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision.

Voting Rights (Proposal 4E)

Our Existing Organizational Documents provide that each holder of record of ArcLight Class A ordinary shares and ArcLight Class B ordinary shares shall be entitled to one vote per share on all matters which shareholders are entitled to vote.

The Proposed Charter provides that (i) each holder of record of New OPAL Class A Common Stock and New OPAL Class B Common Stock shall be entitled to one vote per share on all matters which stockholders generally are entitled to vote, and (ii) each holder of record of New OPAL Class C Common Stock and New OPAL Class D Common Stock are entitled to five votes per share on all matters which stockholders generally are entitled to vote.

Provisions Related to Status as Blank Check Company (Proposal 4F)	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.

The Proposed Organizational Documents will not include these provisions applicable only to blank check companies, including the provisions requiring that ArcLight have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination.

Reasons for the Advisory Charter Proposals

(i)     Authorized Shares (Proposal 4A)

The Existing Organizational Documents authorized 555,000,000 shares, consisting of (a) 500,000,000 ArcLight Class A ordinary shares, par value $0.0001 per share, (b) 50,000,000 ArcLight Class B ordinary shares, par value $0.0001 per share, and (c) 5,000,000 preference shares, par value $0.0001 per share. Proposal 4A increases the authorized number of shares because the ArcLight Board believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the Business Combination and the other transactions contemplated in this proxy statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

The ArcLight Board believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining shareholder approval for a particular issuance.

(ii)    Amendments to the Organizational Documents (Proposal 4B)

The Existing Organizational Documents provide that certain amendments may only be made pursuant to a special resolution under Cayman Islands law, which would require the affirmative vote of the holders of at least two-thirds of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote on the amendment, vote on such amendment, including amendments to (i) change ArcLight’s name, (ii) alter or add to the articles of association, (iii) alter or add to the memorandum of association with respect to any objects, power or other matters specified therein, and (iv) reduce ArcLight’s share capital or any capital redemption reserve fund. The Proposed Organizational Documents provide that the Proposed Charter may be amended by holders of a majority of outstanding shares of each class of New OPAL Common Stock who are entitled to vote separately upon any proposed amendment to the Proposed Charter that would alter or change the powers, preferences or special rights of such class of New OPAL Common Stock in a manner that is disproportionately adverse as compared to the other classes of New OPAL Common Stock. The ArcLight Board believes that the majority vote contemplated by Proposal 4B is more appropriate for a public operating company with sponsor investors.

(iii)   Director Election, Director Vacancies and Removal (Proposal 4C)

At present, our Existing Organizational Documents provide that, prior to the closing of a business combination, holders of the ArcLight Class B ordinary shares have the exclusive right to elect or remove any director and holders of ArcLight Class A ordinary shares have no right to vote on the election or removal of any director, and, following the closing of a business combination, directors may be elected by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock. Our Existing Organizational Documents also provide that newly-created directorships or any vacancy on the ArcLight Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Our Existing Organizational Documents further provide that, prior to the closing of a business combination, holders of the ArcLight Class B ordinary shares have the exclusive right to remove any director and holders of ArcLight Class A ordinary shares have no right to vote on the removal of any director, and, following the closing of a business combination, directors may be removed by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock. Proposal 4C provides that the Proposed Organizational Documents will permit for the election of directors by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Proposal 4C also provides that newly-created directorships or any vacancy on the Board may be filled by a majority vote of the remaining directors then in office, even if less than a quorum or by the sole remaining director. With respect to removal of directors, Proposal 4C provides that any or all of the directors (other than the directors elected by the holders of any series of preferred stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only upon the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of New OPAL common stock entitled to vote generally in the election of directors, voting together as a single class.

(iv)   Forum Selection (Proposal 4D)

The Existing Organizational Documents do not contain an exclusive forum provision. Proposal 4D provides that, unless New OPAL consents in writing to the selection of an alternative forum, the Delaware Court of Chancery (or, if and only if such court does not have subject matter jurisdiction thereof, another state court located within the State of Delaware, or if and only if all such state courts do not have subject matter jurisdiction thereof, then the federal district court for the State of Delaware) and any appellate court thereof shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of New OPAL; (ii) any action, suit or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of New OPAL to New OPAL or New OPAL’s stockholders; (iii) any action, suit or proceeding (including any class action) asserting a claim against New OPAL or any current or former director, officer, other employee, agent or stockholder of New OPAL arising out of or pursuant to any provision of the DGCL, the Proposed Organizational Documents (as each may be amended from time to time); (iv) any action, suit or proceeding (including any class action) to interpret, apply, enforce or determine the validity of the Proposed Organizational Documents (including any right, obligation or remedy thereunder); (v) any action, suit or proceeding as to which the DGCL confers jurisdiction to the Delaware Court of Chancery; or (vi) any action asserting a claim against New OPAL or any director, officer or other employee of New OPAL governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Further, unless New OPAL consents in writing to the selection of an alternative forum, the federal district courts shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision. This amendment is intended to assist ArcLight in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise, and should promote efficiency and cost-savings in the resolutions of such claims. We believe that the Delaware courts are best suited to address disputes involving such matters given that ArcLight intends to incorporate in Delaware (pending approval of the Domestication Proposal discussed above), Delaware law generally applies to such matters, and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides shareholders and ArcLight with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment is intended to promote judicial fairness and avoid conflicting results, as well as make ArcLight’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery. At the same time, the ArcLight Board believes that ArcLight should retain the ability to consent to an alternative forum on a case-by-case basis where ArcLight determines that its interests and those of its shareholders are best served by permitting such a dispute to proceed in a forum other than in Delaware. See “Description of New OPAL’s Capital Stock — Exclusive Forum” for more information.

(v)    Voting Rights (Proposal 4E)

The Existing Organizational Documents provide that each holder of record of ArcLight Class A ordinary shares and ArcLight Class B ordinary shares shall be entitled to one vote per share on all matters which shareholders are entitled to vote. Proposal 4F provides that (i) each holder of record of New OPAL Class A Common Stock and New OPAL Class B Common Stock shall be entitled to one vote per share on all matters which stockholders generally are entitled to vote, and (ii) each holder of record of New OPAL Class C Common Stock and New OPAL Class D Common Stock are entitled to five votes per share on all matters which stockholders generally are entitled to vote.

The ArcLight Board believes that ArcLight’s success rests on the ability to undertake a long-term view and our leadership team’s controlling interest will enhance ArcLight’s ability to focus on long-term value creation and help insulate ArcLight from short-term outside influences. Our leadership team’s voting control also provides ArcLight with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining its control.

(vi)   Provisions Related to States as Blank Check Company (Proposal 4F)

The Existing Organizational Documents contain various provisions applicable only to blank check companies. Proposal 4H eliminates certain provisions related to our status as a blank check company, including the provisions requiring that ArcLight have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve ArcLight and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and we believe it is the most appropriate period for ArcLight following the Business Combination. In addition, certain other provisions in the Existing Organizational Documents require that proceeds from ArcLight’s IPO be held in the Trust Account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Business Combination is consummated.

Anti-Takeover Effects of the Proposed Organizational Documents and Certain Provisions of Delaware Law

The Proposed Organizational Documents will contain, and the DGCL contains, provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire ArcLight. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of ArcLight by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of New OPAL Common Stock held by shareholders. See “Description of New OPAL’s Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law and the Proposed Organizational Documents” for more information.

Resolutions to be Voted Upon

The full text of the resolutions to be proposed are as follows:

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to increase the authorized share capital from 555,000,000 shares divided into 500,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share, and 5,000,000 preferred shares, par value $0.0001 per share, to authorized capital stock of 1,120,000,000 shares, consisting of (i) 340,000,000 shares of Class A common stock, par value $0.0001 per share (“New OPAL Class A common stock”), (ii) 160,000,000 shares of Class B common stock, par value $0.0001 per share (“New OPAL Class B common stock”), (iii) 160,000,000 shares of Class C common stock, par value $0.0001 per share (“New OPAL Class C common stock”), (iv) 160,000,000 shares of Class D common stock, par value $0.0001 per share (“New OPAL Class D common stock” and, together with the New OPAL Class A common stock, New OPAL Class B common stock, New OPAL Class C common stock and New OPAL Class D common stock, the “New OPAL Common Stock”) and (vii) 300,000,000 shares of preferred stock.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that the Proposed Charter may be amended by holders of outstanding shares of each class of New OPAL Common Stock who shall be entitled to vote separately upon any proposed amendment to the Proposed Charter that would alter or change the powers, preferences or special rights of such class of New OPAL Common Stock in a manner that is disproportionately adverse as compared to the other classes of New OPAL Common Stock”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide for (i) the election of directors by the board of directors unless it is a period when the holders of any series of New OPAL Preferred Stock have the right to elect additional directors per the board of directors filing a certificate of designation establishing shares of New OPAL Preferred Stock which may have powers, preferences and rights senior to, junior to, or pari passu with rights of New OPAL Common Stock, (ii) the filling of newly-created directorships or any vacancy on the board of directors by a majority vote of the remaining directors then in office, even if less than a quorum, and not by the stockholders and (iii) the removal of directors with or without cause and only upon the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that, unless New OPAL consents in writing to the selection of an alternative forum, the Delaware Court of Chancery (or, if and only if such court does not have subject matter jurisdiction thereof, another state court located within the State of Delaware, or if and only if all such state courts do not have subject matter jurisdiction thereof, then the federal district court for the State of Delaware) and any appellate court thereof shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of New OPAL; (ii) any action, suit or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of New OPAL to New OPAL or New OPAL’s stockholders; (iii) any action, suit or proceeding (including any class action) asserting a claim against New OPAL or any current or former director, officer, other employee, agent or stockholder of New OPAL arising out of or pursuant to any provision of the DGCL, the Proposed Organizational Documents (as each may be amended from time to time); (iv) any action, suit or proceeding (including any class action) to interpret, apply, enforce or determine the validity of the Proposed Organizational Documents (including any right, obligation or remedy thereunder); (v) any action, suit or proceeding as to which the DGCL confers jurisdiction to the Delaware Court of Chancery; or (vi) any action asserting a claim against New OPAL or any director, officer or other employee of New OPAL governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Further, unless New OPAL consents in writing to the selection of an alternative forum, the federal district courts shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that (i) each holder of record of New OPAL Class A Common Stock and New OPAL Class B Common Stock shall be entitled to one vote per share on all matters which stockholders generally are entitled to vote, and (ii) each holder of record of New OPAL Class C Common Stock and New OPAL Class D Common Stock are entitled to five votes per share on all matters which stockholders generally are entitled to vote.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to eliminate various provisions in the Existing Organizational Documents (as defined in the proxy statement/prospectus) applicable only to blank check companies, including the provisions requiring that ArcLight have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination.”

Vote Required for Approval

The approval of each of the Advisory Charter Proposals, each of which is a non-binding advisory vote, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ArcLight ordinary shares who, being present (in person or by proxy) and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting. As discussed above, the Advisory Charter Proposals are advisory votes and therefore are not binding on ArcLight or our Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Charter Proposals, ArcLight intends that the Proposed Charter will take effect upon the Closing (assuming approval of the Organizational Documents Proposal).

Recommendation of the ArcLight Board

ARCLIGHT’S BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.

PROPOSAL NO. 5 — THE NASDAQ PROPOSAL

Overview

The Nasdaq Proposal — to consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of the Nasdaq Stock Exchange Listing Rules (each, a “Nasdaq Listing Rule”) 5635(a), (b) and (d), the issuance of shares of New OPAL Class A Common Stock in connection with the Business Combination and the PIPE Investment, to the extent such issuance would require a shareholder vote under Nasdaq Listing Rule 5635(a), (b) or (d) (such proposal, the “Nasdaq Proposal”).

Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635

Under Nasdaq Listing Rule 5635(a)(1), shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Business Combination is completed pursuant to the Business Combination Agreement, ArcLight currently expects to issue, assuming no holders of Public Shares exercise their redemption rights in connection with the Business Combination, an estimated 49,975,981 shares (or 53,022,278 shares if the election pursuant to the Business Combination is made for Ares to receive New OPAL Class A Common Stock rather than New OPAL Class B Common Stock) of New OPAL Class A Common Stock (assuming that none of ArcLight’s outstanding Public Shares are redeemed) in connection with the Business Combination and the PIPE Investment. For further details, see “The Business Combination Agreement — Closing Matters” and “The Equity Incentive Plan Proposal.”

Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, shareholder approval is required if any director, officer or substantial shareholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because Sponsor currently owns greater than 5% of ArcLight’s ordinary shares, the Sponsor is considered a substantial shareholder of ArcLight under Nasdaq Listing Rule 5635(e)(3). In connection with the PIPE Investment, ArcLight CTC Holdings II, L.P. is expected to be issued 2,000,000 shares of New OPAL Class A Common Stock. Since Daniel R. Revers has voting and investment discretion with respect to the securities held by the Sponsor and ArcLight CTC Holdings II, L.P., the two entities may be deemed to be under common control, and therefore approval of such issuance may be required under Nasdaq Listing Rule 5635(e)(3).

In the event that this proposal is not approved by ArcLight shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by ArcLight shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New OPAL Class A Common Stock pursuant to the Business Combination Agreement, New OPAL will not issue such shares of New OPAL Class A Common Stock.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of shares of New OPAL Class A Common Stock be approved.”

Vote Required for Approval

The approval of the Nasdaq Proposal requires an ordinary resolution, being the affirmative vote of a majority of the votes cast by the holders of the ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting, and otherwise will have no effect on the proposal.

The Nasdaq Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Recommendation of the ArcLight Board

ARCLIGHT’S BOARD UNANIMOUSLY RECOMMENDS THAT ARCLIGHT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of ArcLight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ArcLight and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ArcLight’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — Business Combination Proposal — Interests of ArcLight’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 6 — THE EQUITY INCENTIVE PLAN PROPOSAL

Overview

The Board expects to approve the 2022 Omnibus Equity Incentive Plan (the “2022 Plan”) and adopt the 2022 Plan, subject to the approval of our shareholders. We are seeking shareholder approval of the 2022 Plan (i) in order for incentive stock options to meet the requirements of the Code and (ii) in order to comply with the Nasdaq listing rules.

Set forth below is a summary of the material terms of the 2022 Plan. This summary is qualified in its entirety by reference to the complete text of the 2022 Plan, a copy of which is attached to this proxy statement/prospectus as Annex I. We urge our shareholders to read carefully the entire 2022 Plan before voting on this proposal.

The 2022 Plan will become effective upon the date of approval of the 2022 Plan by our shareholders (for purposes of description of the 2022 Plan, the “Effective Date”).

Reasons for the Equity Incentive Plan Proposal

The Board believes that the approval of the 2022 Plan by the shareholders will benefit the compensation structure and strategy of ArcLight. New OPAL’s ability to attract, retain and motivate top quality management, employees, partners, consultants, advisors and non-employee directors is material to its success, and the Board has concluded that this would be enhanced by the ability to make grants under the 2022 Plan. In addition, the Board believes that the interests of ArcLight and shareholders will be advanced if New OPAL can offer employees and non-employee directors the opportunity to acquire or increase their proprietary interests in New OPAL.

Summary of Material Terms of the 2022 Plan

Purpose.    The purpose of the 2022 Plan is to provide an additional incentive to selected employees, directors and other service providers of New OPAL and its subsidiaries or affiliates, whose contributions are integral to the growth and success of New OPAL’s business, in order to strengthen their commitment to New OPAL, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons and promote the long-term growth and profitability of New OPAL.

Grants of options, stock appreciation rights (“SARs”), restricted shares of New OPAL Class A Common Stock, restricted stock units (“RSUs”) and other stock-based awards to our employees, directors and independent contractors are an important part of our long-term incentive compensation program, which we use in order to strengthen the commitment of such individuals to us, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated individuals whose efforts are expected to result in our long-term growth and profitability. The number of shares proposed to be available for grant under the 2022 Plan is designed to enable the Company to properly incentivize its employees and management teams over a number of years on a going-forward basis.

Eligibility.    Eligible participants include any (i) individual employed by New OPAL or any of its subsidiaries or affiliates; (ii) director of New OPAL or any of its subsidiaries or affiliates; or (iii) partner, consultant or advisor of New OPAL or any of its subsidiaries or affiliates who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, the Committee or its designee have selected to participate in the 2022 Plan. As of January 1, 2022, OPAL expected that there were approximately 284 persons who will be eligible to participate in the 2022 Plan to be approved, including approximately 267 employees, 7 directors, and less than ten consultants or advisors.

Administration.    The 2022 Plan will be administered by the New OPAL Board, or if the New OPAL Board does not administer the 2022 Plan, a committee or subcommittee power (such administering body referred to herein, for purposes of this description of the 2022 Plan, the “Committee”) of the New OPAL Board (including, but not limited to the Compensation Committee) that complies with the applicable requirements of Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (each of our board of directors or such committee or subcommittee, the “plan administrator”). The plan administrator may interpret the 2022 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2022 Plan.

The 2022 Plan permits the plan administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Grants.    All awards granted under the 2022 Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee.

Shares Available; Certain Limitations.    Under the 2022 Plan, 19,811,726 shares of New OPAL Class A Common Stock are initially available for grant. The maximum number of shares of common stock reserved and available for issuance under the 2022 Plan will be equal to the sum of (i) such 19,811,726 initial shares of New OPAL Class A Common Stock; and (ii) an annual increase on the first day of each calendar year beginning with the first January 1 following the Effective Date and ending with the last January 1 during the initial ten-year term of the Plan, equal to the lesser of (A) five percent (5%) of the shares of New OPAL Common Stock outstanding (on an as-converted basis, which shall include shares of New OPAL Common Stock issuable upon the exercise or conversion of all outstanding securities or rights convertible into or exercisable for shares of New OPAL Common Stock, including without limitation, preferred stock, warrants or employee options to purchase any shares of New OPAL Common Stock) on the final day of the immediately preceding calendar year and (B) such lesser number of shares of New OPAL Class A Common Stock as determined by the New OPAL Board; provided that shares of New OPAL Class A Common Stock issued under the 2022 Plan with respect to an Exempt Award will not count against the share limit. We use the term “Exempt Award” to mean (i) an award granted in the assumption of, or in substitution for, outstanding awards previously granted by another business entity acquired by us or any of our subsidiaries or with which we or any of our subsidiaries merges, or (ii) an award that a participant purchases at fair market value.

No more than 19,811,726 shares of New OPAL Class A Common Stock shall be issued pursuant to the exercise of incentive stock options.

New shares of New OPAL Class A Common Stock reserved for issuance under the 2022 Plan may be authorized but unissued shares of New OPAL Class A Common Stock or shares of New OPAL Class A Common Stock that will have been or may be reacquired by us in the open market, in private transactions or otherwise. If any shares of New OPAL Class A Common Stock subject to an award are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares to the participant, the shares with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the Plan except that (i) any shares of New OPAL Class A Common Stock reacquired by New OPAL on the open market or otherwise using cash proceeds from the exercise of options, and (ii) any shares of New OPAL Class A Common Stock surrendered or withheld as payment of either the exercise price of an award and/or withholding taxes in respect of an award will not again be available for awards under the Plan. If an award is denominated in shares of New OPAL Class A Common Stock, but settled in cash, the number of shares of New OPAL Class A Common Stock previously subject to the award will again be available for grants under the 2022 Plan. If an award can only be settled in cash, it will not be counted against the total number of shares of New OPAL Class A Common Stock available for grant under the 2022 Plan. However, upon the exercise of any award granted in tandem with any other awards, such related awards will be cancelled as to the number of shares as to which the award is exercised and such number of shares of New OPAL Class A Common Stock will no longer be available for grant under the 2022 Plan.

Restricted Stock and Restricted Stock Units.    Restricted stock and RSUs may be granted under the 2022 Plan. The plan administrator will determine the purchase price, vesting schedule and performance goals, if any, and any other conditions that apply to a grant of restricted stock and RSUs. If the restrictions, performance goals or other conditions determined by the plan administrator are not satisfied, the restricted stock and RSUs will be forfeited. Subject to the provisions of the 2022 Plan and the applicable award agreement, the plan administrator has the sole discretion to provide for the lapse of restrictions in installments.

Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder; provided that dividends will only be paid if and when the underlying restricted stock vests. RSUs will not be entitled to dividends prior to vesting, but may be entitled to receive dividend equivalents if the award agreement provides for them. The rights of participants granted restricted stock or RSUs upon the termination of employment or service to us will be set forth in the award agreement.

Options.    Incentive stock options and non-statutory stock options may be granted under the 2022 Plan. An “incentive stock option” means an option intended to qualify for tax treatment applicable to incentive stock options under Section 422 of the Internal Revenue Code. A “non-statutory stock option” is an option that is not subject to statutory requirements and limitations required for certain tax advantages that are allowed under specific provisions of the Internal Revenue Code. A non-statutory stock option under the 2022 Plan is referred to for federal income tax purposes as a “non-qualified” stock option. Each option granted under the Plan will be designated as a non-qualified stock option or an incentive stock option. At the discretion of the administrator, incentive stock options may be granted only to our employees, employees of our “parent corporation” (as such term is defined in Section 424(e) of the Code) or employees of our subsidiaries.

The exercise period of an option may not exceed ten years from the date of grant and the exercise price may not be less than 100% of the fair market value of a share of New OPAL Class A Common Stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to ten percent stockholders). The exercise price for shares of New OPAL Class A Common Stock subject to an option may be paid in cash, or as determined by the administrator in its sole discretion, (i) through any cashless exercise procedure approved by the administrator (including the withholding of shares of New OPAL Class A Common Stock otherwise issuable upon exercise), (ii) by tendering unrestricted shares of New OPAL Class A Common Stock owned by the participant, (iii) with any other form of consideration approved by the administrator and permitted by applicable law or (iv) by any combination of these methods. The option holder will have no rights to dividends or distributions or other rights of a stockholder with respect to the shares of New OPAL Class A Common Stock subject to an option until the option holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of a participant’s termination for any reason other than death, disability or cause, the portion of such participant’s options that is not vested and exercisable as of the termination date shall not continue to vest and shall be immediately terminated and cancelled, and the portion of such options that are vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (i) the expiration of the term of such options (as provided in the applicable award agreement); and (ii) ninety (90) days after such termination date. In the event of a participant’s termination due to death or disability, the portion of such participant’s options that is not vested and exercisable as of the termination date shall not continue to vest and shall be immediately cancelled and terminated, and the portion of such options that are vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (x) the expiration of the term of such options (as provided in the applicable award agreement); and (y) the date that is twelve (12) months after the termination date. In the event of a participant’s termination for cause, or if after such termination, the plan administrator determines that cause existed before such termination, such participant’s options shall not continue to vest, shall be cancelled and terminated as of the termination date, and shall no longer be exercisable as to any shares, whether or not previously vested.

Stock Appreciation Rights.    SARs may be granted either alone (a “free-standing SAR”) or in conjunction with all or part of any option granted under the 2022 Plan (a “tandem SAR”). A free-standing SAR will entitle its holder to receive, at the time of exercise, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of New OPAL Class A Common Stock over the base price of the free-standing SAR (which shall be no less than 100% of the fair market value of the related shares of New OPAL Class A Common Stock on the date of grant) multiplied by the number of shares in respect of which the SAR is being exercised. A tandem SAR will entitle its holder to receive, at the time of exercise of the SAR and surrender of the applicable portion of the related option, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of New OPAL Class A Common Stock over the exercise price of the related option multiplied by the number of shares in respect of which the SAR is being exercised. The exercise period of a free-standing SAR may not exceed ten years from the date of grant. The exercise period of a tandem SAR will also expire upon the expiration of its related option.

The holder of a SAR will have no rights to dividends or any other rights of a stockholder with respect to the shares of New OPAL Class A Common Stock subject to the SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of a participant’s termination for any reason other than death, disability or cause, the portion of such participant’s SARs that is not vested and exercisable as of the termination date shall not continue to vest and shall be immediately terminated and cancelled, and the portion of such SARs that is vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (i) the expiration of the term of such SARs (as provided in the applicable award agreement); and (ii) ninety (90) days after such termination date. In the event of a participant’s termination due to death or disability, the portion of such participant’s SARs that is not vested and exercisable as of the termination date shall not continue to vest and shall be immediately cancelled and terminated, and the portion of such SARs that is vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (x) the expiration of the term of such SARs (as provided in the applicable Award Agreement); and (y) the date that is twelve (12) months after the termination date. In the event of a participant’s termination for cause, or if after such termination, the Administrator determines that cause existed before such termination, such participant’s SARs shall not continue to vest, shall be cancelled and terminated as of the termination date, and shall no longer be exercisable as to any shares, whether or not previously vested.

Other Stock-Based Awards.    The administrator may grant other stock-based awards under the 2022 Plan, valued in whole or in part by reference to, or otherwise based on, shares of New OPAL Class A Common Stock. The plan administrator will determine the terms and conditions of these awards, including the number of shares of New OPAL Class A Common Stock to be granted pursuant to each award, the manner in which the award will be settled, and the conditions to the vesting and payment of the award (including the achievement of performance goals). The rights of participants granted other stock-based awards upon the termination of employment or service to us will be set forth in the applicable award agreement. In the event that a bonus is granted in the form of shares of New OPAL Class A Common Stock, the shares of New OPAL Class A Common Stock constituting such bonus shall, as determined by the plan administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the participant to whom such grant was made and delivered to such participant as soon as practicable after the date on which such bonus is payable. Any dividend or dividend equivalent award issued hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying award.

Equitable Adjustments.    In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend or other extraordinary distribution (whether in the form of common shares, cash or other property), combination, exchange of shares, or other change in corporate structure affecting our New OPAL Class A Common Stock, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the 2022 Plan, (ii) the kind and number of securities subject to, and the exercise price of, any outstanding options and SARs granted under the 2022 Plan, (iii) the kind, number and purchase price of shares of New OPAL Class A Common Stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs and other stock-based awards granted under the 2022 Plan and (iv) the terms and conditions of any outstanding awards (including any applicable performance targets). Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of New OPAL Class A Common Stock, cash or other property covered by such awards over the aggregate exercise price, if any, of such awards, but if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of New OPAL Class A Common Stock, cash or other property covered by such award, the plan administrator may cancel the award without the payment of any consideration to the participant. With respect to awards subject to foreign laws, adjustments will be made in compliance with applicable requirements. Except to the extent determined by the plan administrator, adjustments to incentive stock options will be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code.

Change in Control.    The 2022 Plan provides that, unless otherwise determined by the plan administrator and evidenced in an award agreement, if a “change in control” (as defined below) occurs and a participant is employed by us or any of our affiliates immediately prior to the consummation of the change in control, then the plan administrator, in its sole and absolute discretion, may (i) provide that any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable; and (ii) cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any award granted under the 2022 Plan to lapse, and the awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at target performance levels. The administrator shall have discretion in connection with such change in control to provide that all outstanding and unexercised options and SARs shall expire upon the consummation of such change in control.

For purposes of the 2022 Plan, a “change in control” means, in summary, the first of the following events to occur after the Effective Date of the 2022 Plan: (i) a person or entity becomes the beneficial owner of greater than 50% of our voting power; (ii) an unapproved change in the majority membership of the New OPAL Board; (iii) a merger or consolidation of us or any of our subsidiaries, other than (A) a merger or consolidation that results in our voting securities continuing to represent 50% or more of the combined voting power of the surviving entity or its parent and the New OPAL Board immediately prior to the merger or consolidation continuing to represent at least a majority of the New OPAL Board of the surviving entity or its parent or (B) a merger or consolidation effected to implement a recapitalization in which no person is or becomes the beneficial owner of our voting securities representing more than 50% of our combined voting power; or (iv) stockholder approval of a plan of our complete liquidation or dissolution or the consummation of an agreement for the sale or disposition of substantially all of our assets, other than (A) a sale or disposition to an entity, more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of us immediately prior to such sale or (B) a sale or disposition to an entity controlled by the New OPAL Board. However, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions following which our stockholders, immediately prior thereto, hold immediately afterward the same proportionate equity interests in the entity that owns all or substantially all of our assets.

Tax Withholding.    Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of up to the maximum statutory tax rates in the participant’s applicable jurisdiction with respect to any award granted under the 2022 Plan, as determined by us. We have the right, to the extent permitted by applicable law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by applicable law, to satisfy our withholding obligation with respect to any award.

Amendment and Termination of the 2022 Plan.    The 2022 Plan provides the New OPAL Board with authority to amend, alter or terminate the 2022 Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may materially impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law. The 2022 Plan will terminate on the tenth anniversary of the Effective Date (although awards granted before that time will remain outstanding in accordance with their terms).

Clawback.    If we are required to prepare a financial restatement due to material non-compliance with any financial reporting requirement, then the plan administrator may require any Section 16 officer to repay or forfeit to us that part of the cash or equity incentive compensation received by that Section 16 officer during the preceding three years that the plan administrator determines was in excess of the amount that such Section 16 officer would have received had such cash or equity incentive compensation been calculated based on the financial results reported in the restated financial statement. The plan administrator may take into account any factors it deems reasonable in determining whether to seek recoupment of previously paid cash or equity incentive compensation and how much of such compensation to recoup from each Section 16 officer (which need not be the same amount or proportion for each Section 16 officer). The amount and form of the incentive compensation to be recouped shall be determined by the administrator in its sole and absolute discretion.

US Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of awards under the 2022 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Non-Qualified Stock Options.    A participant who has been granted a non-qualified stock option will not recognize taxable income upon the grant of a non-qualified stock option. Rather, at the time of exercise of such non-qualified stock option, the participant will recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares of common stock purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount that the participant recognizes ordinary income. If shares of common stock acquired upon exercise of a non-qualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Incentive Stock Options.    In general, no taxable income is realized by a participant upon the grant of an ISO. If shares of New OPAL Class A Common Stock are purchased by a participant, or option shares, pursuant to the exercise of an ISO granted under the 2022 Plan and the participant does not dispose of the option shares within the two-year period after the date of grant or within one year after the receipt of such option shares by the participant, such disposition a disqualifying disposition, then, generally (1) the participant will not realize ordinary income upon exercise and (2) upon sale of such option shares, any amount realized in excess of the exercise price paid for the option shares will be taxed to such participant as capital gain (or loss). The amount by which the fair market value of the New OPAL Class A Common Stock on the exercise date of an ISO exceeds the purchase price generally will constitute an item which increases the participant’s “alternative minimum taxable income.” If option shares acquired upon the exercise of an ISO are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on the disposition of the option shares), over the exercise price paid for the option shares. Subject to certain exceptions, an option generally will not be treated as an ISO if it is exercised more than three months following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, such option will be treated as a nonqualified stock option as discussed above. In general, we will receive an income tax deduction at the same time and in the same amount as the participant recognizes ordinary income.

Stock Appreciation Rights.    A participant who is granted an SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares of New OPAL Class A Common Stock received. We generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant’s tax basis in any shares of common stock received upon exercise of an SAR will be the fair market value of the shares of New OPAL Class A Common Stock on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Stock.    A participant generally will not be taxed upon the grant of restricted stock, but rather will recognize ordinary income in an amount equal to the fair market value of the shares of New OPAL Class A Common Stock at the earlier of the time the shares become transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of the Code). We generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares of New OPAL Class A Common Stock will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares of New OPAL Class A Common Stock before the restrictions lapse will be taxable to the participant as additional compensation and not as dividend income, unless the individual has made an election under Section 83(b) of the Code. Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such stock is subject to restrictions or transfer and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares of New OPAL Class A Common Stock equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

Restricted Stock Units.    In general, the grant of RSUs will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award in cash or shares of common stock, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction at the same time and in the same amount.

Other Awards.    With respect to other stock-based awards, generally when the participant receives payment in respect of the award, the amount of cash and/or the fair market value of any shares of New OPAL Class A Common Stock or other property received will be ordinary income to the participant, and we generally will be entitled to a tax deduction at the same time and in the same amount.

New Plan Benefits

Future grants under the 2022 Plan will be made at the discretion of the plan administrator and, accordingly, are not yet determinable. In addition, benefits under the 2022 Plan will depend on a number of factors, including the fair market value of our New OPAL Class A Common Stock on future dates and the exercise decisions made by participants. Consequently, at this time, it is not possible to determine the future benefits that might be received by participants receiving discretionary grants under the 2022 Plan. On May 4, 2022, the closing price of the ArcLight Class A ordinary shares traded on the Nasdaq was $9.93 per share.

Equity Compensation Plan Information

As of March 31, 2022, ArcLight had no compensation plans (including individual compensation arrangements) under which equity securities of ArcLight were authorized for issuance.

Registration with the SEC

If the 2022 Plan is approved by our shareholders and becomes effective, ArcLight intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2022 Plan as soon as reasonably practicable after ArcLight becomes eligible to use such form.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the OPAL Fuels Inc. 2022 Omnibus Incentive Plan (annexed to the proxy statement/prospectus as Annex I) be approved and adopted in all respects.”

Vote Required for Approval

If the Business Combination Proposal is not approved, the Equity Incentive Plan Proposal will not be presented at the Special Meeting. The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting.

The Business Combination is conditioned upon the approval of the Equity Incentive Plan Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.

The Class B Shareholders, including the Sponsor and ArcLight’s independent directors, have agreed to vote in favor of the Equity Incentive Plan Proposal. See “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement” for more information.

Recommendation of the ArcLight Board of Directors

ARCLIGHT’S BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow our Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal or the Nasdaq Proposal. In no event will our Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under our Existing Organizational Documents and Cayman Islands law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by ArcLight’s shareholders, our Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal or the Nasdaq Proposal. If we do not consummate the Business Combination and fail to complete an initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the Public Shareholders.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Special Meeting to a later date or dates to be determined by the chairman of the Special Meeting, if necessary, to permit further solicitation and vote of proxies be confirmed, ratified and approved in all respects.”

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by holders of the ArcLight ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter.

Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

Recommendation of the ArcLight Board

ARCLIGHT’S BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a discussion of material U.S. federal income tax considerations applicable to holders of our Public Shares or ArcLight Public Warrants (other than our Sponsor or any of its affiliates) as a consequence of the (i) Domestication, (ii) exercise of redemption rights and (iii) ownership and disposition of shares of New OPAL Common Stock and New OPAL Public Warrants after the Domestication. This section applies only to investors that hold their Public Shares or ArcLight Public Warrants, and that will hold their New OPAL Common Stock or New OPAL Public Warrants, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        S corporations;

•        taxpayers that are subject to the mark-to-market accounting rules;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        expatriates or former long-term residents of the U.S.;

•        persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares (except as specifically addressed below);

•        persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•        persons subject to the alternative minimum tax;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations;

•        persons that purchase stock in New OPAL as part of the PIPE Financing;

•        accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code; or

•        PFICs.

This discussion is based on current U.S. federal income tax law as in effect on the date hereof, which is subject to change, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws. In addition, this discussion does not address any tax consequences to investors that directly or indirectly hold equity interests in OPAL Fuels prior to the Business Combination, including holders of our Public Shares or ArcLight Public Warrants that also hold, directly or indirectly, equity interests in OPAL Fuels. With respect to the consequences of holding shares of New OPAL Common Stock and New OPAL Public Warrants, this discussion is limited to holders that acquire such shares of New OPAL Common Stock in connection with the Domestication or as a result of the exercise of a New OPAL public warrant, and holders that acquire such New OPAL Public Warrants in connection with the Domestication.

ArcLight has not sought, and neither ArcLight nor New OPAL will seek, a ruling from the U.S. Internal Revenue Service (“IRS”) as to any U.S. federal income tax consideration described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

This discussion does not consider the U.S. federal income tax treatment of partnerships or other pass-through entities or persons that hold our securities or New OPAL securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Public Shares or ArcLight Public Warrants, or the New OPAL Common Stock or New OPAL Public Warrants, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding our Public Shares or ArcLight Public Warrants, or that will hold New OPAL Common Stock or New OPAL Public Warrants, we urge you to consult your tax advisor.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS, AND OWNERSHIP AND DISPOSITION OF SHARES OF NEW OPAL COMMON STOCK AND NEW OPAL WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, because any unit consisting of one Public Share and one-fourth of one ArcLight Public Warrant, with a whole ArcLight Warrant representing the right to acquire one Public Share is separable at the option of the holder, ArcLight is treating any Public Share and one-fourth of one ArcLight Public Warrant to acquire one Public Share held by a holder in the form of a single unit as separate instruments and is assuming that the unit itself will not be treated as an integrated instrument. Accordingly, the cancellation or separation of the units in connection with the consummation of the Domestication or the exercise of redemption rights should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position.

U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of our Public Shares or ArcLight Public Warrants or New OPAL Common Stock or New OPAL Warrants, as applicable, and is, for U.S. federal income tax purposes:

•        an individual citizen or resident of the U.S.;

•        a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the U.S. or any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

Effects of the Domestication on U.S. Holders

Subject to the limitations set forth above under “Material U.S. Federal Income Tax Considerations,” the discussion in this section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Effects of the Domestication on U.S. Holders” constitutes the opinion of Kirkland & Ellis LLP as to the material U.S. federal income tax consequences of the Domestication to U.S. Holders.

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, changing our name to “OPAL Fuels Inc”.

The Domestication should qualify as an F Reorganization. However, due to the absence of direct guidance, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

In the case of a transaction, such as the Domestication, that should qualify as an F Reorganization, U.S. Holders of Public Shares or ArcLight Public Warrants should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided under “— Effects of Section 367(b) to U.S. Holders” and “— PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if ArcLight (i) transferred all of its assets and liabilities to New OPAL in exchange for all of the outstanding New OPAL Common Stock and New OPAL Warrants; and then (ii) distributed the New OPAL Common Stock and New OPAL Warrants to the ArcLight Public Shareholders and ArcLight Warrant holders in liquidation of ArcLight. The taxable year of ArcLight should be deemed to end on the date of the Domestication.

If the Domestication qualifies as an F Reorganization, subject to the PFIC rules discussed below: (i) a U.S. Holder’s tax basis in a share of New OPAL Common Stock or a New OPAL Public Warrant received in the Domestication should be the same as its tax basis in the Public Share or ArcLight Public Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a share of New OPAL Common Stock or New OPAL Public Warrant should include such U.S. Holder’s holding period for the public share or public warrant surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, subject to the PFIC rules discussed below, a U.S. Holder may recognize gain or loss with respect to a Public Share or ArcLight Public Warrant in an amount equal to the difference, if any, between the fair market value of the corresponding share of New OPAL Common Stock or New OPAL Public Warrant received in the Domestication and the U.S. Holder’s adjusted tax basis in its Public Share or ArcLight Public Warrant surrendered in exchange therefor. In such event, such U.S. Holder’s basis in the share of New OPAL Common Stock or New OPAL Public Warrant would be equal to the fair market value of that share of New OPAL Common Stock or New OPAL Public Warrant, respectively, on the date of the Domestication, and such U.S. Holder’s holding period for the share of New OPAL Common Stock or New OPAL Public Warrant would begin on the day following the date of the Domestication.

Effects of Section 367(b) to U.S. Holders

Section 367(b) of the Code applies to certain transactions involving foreign corporations, including an inbound domestication of a foreign corporation in an F Reorganization. Section 367(b) of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise qualify as a “reorganization” within the meaning of Section 368 of the Code. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication.

A. U.S. Holders That Hold 10 Percent or More of ArcLight

A U.S. Holder that on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Public Shares it directly owns, within the meaning of Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of ArcLight Public Warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s “all earnings and profits amount” with respect to its Public Shares is the net positive earnings and profits of ArcLight (as determined under Treasury Regulations under Section 367 of the Code)

attributable to such Public Shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such Public Shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code and the Treasury Regulations thereunder. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

ArcLight does not expect to have significant cumulative earnings and profits through the date of the Domestication. If ArcLight’s cumulative earnings and profits through the date of the Domestication are less than or equal to zero, then a U.S. Holder should not be required to include in gross income an “all earnings and profits amount” with respect to its Public Shares. If ArcLight’s cumulative net earnings and profits are greater than zero through the date of the Domestication, a U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulations under Section 367(b) of the Code as a result of the Domestication. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption). Such U.S. Holders that are corporate shareholders should consult their own tax advisors as to the applicability of Section 245A of the Code in their particular circumstances.

B. U.S. Holders That Own Less Than 10 Percent of ArcLight

A U.S. Holder that, on the date of the Domestication, beneficially owns (actually and constructively) Public Shares with a fair market value of $50,000 or more, but is not a U.S. Shareholder, will recognize gain (but not loss) with respect to the Domestication or, in the alternative, may elect to recognize the “all earnings and profits amount” attributable to such U.S. Holder as described below.

Unless a U.S. Holder makes the election described below, such U.S. Holder generally must recognize gain (but not loss) with respect to shares of New OPAL Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such shares of New OPAL Common Stock over the U.S. Holder’s adjusted tax basis in the Public Shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits amount” attributable to its Public Shares under Section 367(b) of the Code.

There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election including (A) a copy of the information that the U.S. Holder received from ArcLight establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Public Shares and (B) a representation that the U.S. Holder has notified ArcLight (or New OPAL) that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the taxable period in which the Domestication occurs, and the U.S. Holder must send notice of making the election to New OPAL no later than the date such tax return is filed. In connection with this election, we intend to provide each U.S. Holder eligible to make such an election with information regarding ArcLight’s earnings and profits upon written request.

ArcLight does not expect to have significant cumulative earnings and profits through the date of the Domestication. However, as noted above, if it were determined that ArcLight had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Public Shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING THE ELECTION DESCRIBED HEREIN AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

C. U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder that, on the date of the Domestication, beneficially owns (actually and constructively) Public Shares with a fair market value less than $50,000 generally should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and generally should not be required to include any part of the “all earnings and profits amount” in income.

D. Tax Consequences for U.S. Holders of ArcLight Public Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of ArcLight Public Warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to PFIC considerations, a U.S. Holder of ArcLight Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of ArcLight Public Warrants for newly issued New OPAL Public Warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367(b) OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion under “— Effects of Section 367(b) to U.S. Holders,” the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

A. Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, which may apply to ArcLight prior to the Domestication, interest income earned by ArcLight would be considered passive income and cash held by ArcLight would be considered a passive asset.

B. PFIC Status of ArcLight

Because ArcLight is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, ArcLight believes that it likely will be a PFIC for its current taxable year which will end on December 31, 2022 as a result of the Domestication, and likely will be considered a PFIC for its next taxable year which will end in 2023.

C. Effects of PFIC Rules on the Domestication

As discussed above, ArcLight believes that it is likely classified as a PFIC for U.S. federal income tax purposes.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of Public Shares and ArcLight Public Warrants upon the Domestication if (i) ArcLight were classified as a PFIC at any time during such U.S. Holder’s holding period for such Public Shares or ArcLight Public Warrants and (ii) the U.S. Holder had not timely made (a) a QEF Election (as described below) for the first taxable year in which the U.S. Holder owned such Public Shares or in which ArcLight was a PFIC, whichever is later, or (b) a mark-to-market election (as described below) with respect to such Public Shares. Generally, neither election is available with respect to the ArcLight Public Warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules.

Under these rules:

•        the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Public Shares or ArcLight Public Warrants;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which ArcLight was a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the shareholder to recognize gain or include an amount in income as discussed under “— Effects of Section 367(b) to U.S. Holders,” the gain realized on the transfer is taxable under the PFIC rules discussed above, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, if ArcLight is a PFIC, U.S. Holders of Public Shares that have not made a timely QEF Election or a mark-to-market election (both as defined and described below) and U.S. Holders of ArcLight Public Warrants may, pursuant to the proposed Treasury Regulations, be subject to taxation on the Domestication to the extent their Public Shares or ArcLight Public Warrants have a fair market value in excess of their tax basis therein. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to its Public Shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of ArcLight, whether or not such amounts are actually distributed to such shareholders in any taxable year.

D. QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Public Shares would depend on whether the U.S. Holder makes a timely and effective election to treat ArcLight as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Public Shares during which ArcLight qualified as a PFIC (a “QEF Election”). The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. If applicable, U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances. A U.S. Holder’s ability to make a QEF Election with respect to ArcLight is contingent upon, among other things, the provision by ArcLight of a “PFIC Annual Information Statement” to such U.S. Holder. Upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF Election. There is no assurance, however, that we would timely provide such required information. A U.S. Holder that makes a QEF Election may be referred to as an “Electing Shareholder” and a U.S. Holder that does not make a QEF Election may be referred to as a “Non-Electing Shareholder.” A QEF Election is not available with respect to public warrants. An Electing Shareholder generally would not be subject to the adverse PFIC rules discussed above with respect to their Public Shares. As a result, such a U.S. Holder should not recognize gain or loss as a result of the Domestication except to the extent described under “— Effects of Section 367(b) to U.S. Holders.”

The impact of the PFIC rules on a U.S. Holder of Public Shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders that hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on an established exchange (a “mark-to-market election”). No assurance can be given that the Public Shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Public Shares. A mark-to-market election is not available with respect to ArcLight Public Warrants.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION.

Effects to U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of Public Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its Public Shares will depend on whether the redemption qualifies as a sale of the shares of Public Shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s Public Shares redeemed, such U.S. Holder generally will be treated in the same manner as described under “— Sale, Exchange or Other Disposition of Shares of New OPAL Common Stock and New OPAL Public Warrants” below.

The redemption of Public Shares generally will qualify as a sale of the Public Shares redeemed if such redemption either (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in Arclight or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only Public Shares actually owned by such U.S. Holder, but also Public Shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to Public Shares owned directly, Public Shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any Public Shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include Public Shares which could be acquired pursuant to the exercise of ArcLight Public Warrants.

The redemption of Public Shares generally will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of Arclight’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of Arclight’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption, and such U.S. Holder immediately after the redemption actually and constructively owned less than 50 percent of the total combined voting power of Public Shares. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the Public Shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the Public Shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the Public Shares owned by certain family members and such U.S. Holder does not constructively own any other Public Shares. The redemption of Public Shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in Arclight. Whether the redemption will result in a “meaningful reduction” in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation that exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to the Public Shares, the U.S. federal income tax consequences of which are described generally with respect to New OPAL Common Stock under “— Distributions on Shares of New OPAL Common Stock” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Public Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Public Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its ArcLight Public Warrants or possibly in other shares constructively owned by it.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR PUBLIC SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Distributions on Shares of New OPAL Common Stock

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to shares of New OPAL Common Stock, to the extent the distribution is paid out of New OPAL’s current or retained earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and retained earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of New OPAL Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares of New OPAL Common Stock and will be treated as described under “— Sale, Exchange or Other Disposition of Shares of New OPAL Common Stock and New OPAL Public Warrants” below.

Dividends that New OPAL pays to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that New OPAL pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to the shares of New OPAL Common Stock may have suspended the running of the applicable holding period for these purposes.

Sale, Exchange or Other Disposition of Shares of New OPAL Common Stock and New OPAL Public Warrants

Upon a sale or other taxable disposition of shares of New OPAL Common Stock or New OPAL Public Warrants which, in general, would include a redemption of shares of New OPAL Common Stock or New OPAL Public Warrants that is treated as a sale of such securities as described below, a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of New OPAL Common Stock or New OPAL Public Warrants so disposed of exceeds one year. It is unclear, however, whether the redemption rights described herein may have suspended the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its shares of New OPAL Common Stock or New OPAL Public Warrants so disposed of. See “— Effects of the Domestication on U.S. Holders” above for discussion of a U.S. Holder’s adjusted tax basis in its shares of New OPAL Common Stock and/or New OPAL Public Warrants following the

Domestication. See “— Exercise, Lapse or Redemption of New OPAL Public Warrants” below for a discussion regarding a U.S. Holder’s tax basis in New OPAL Common Stock acquired pursuant to the exercise of a New OPAL Public Warrant.

Exercise, Lapse or Redemption of New OPAL Public Warrants

Except as discussed below with respect to the cashless exercise of a New OPAL Public Warrant, a U.S. Holder generally will not recognize taxable gain or loss as a result of the acquisition of shares of New OPAL Common Stock upon exercise of a New OPAL Public Warrant for cash. The U.S. Holder’s tax basis in the share of New OPAL Common Stock received upon exercise of a New OPAL Public Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the New OPAL Public Warrant, and the exercise price of such New OPAL Public Warrant. It is unclear whether a U.S. Holder’s holding period for the shares of New OPAL Common Stock received upon exercise of the New OPAL Public Warrant will commence on the date of exercise of the New OPAL Public Warrant or the day following the date of exercise of the New OPAL Public Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the New OPAL Public Warrant. If a New OPAL Public Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s adjusted tax basis in the New OPAL Public Warrant. See “— Effects of the Domestication on U.S. Holders” above for a discussion of a U.S. Holder’s adjusted tax basis in its New OPAL Public Warrant following the Domestication.

The tax consequences of a cashless exercise of a New OPAL Public Warrant are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the shares of New OPAL Common Stock received generally should equal the U.S. Holder’s tax basis in the New OPAL Public Warrants. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the shares of New OPAL Common Stock would be treated as commencing on the date of exercise of the New OPAL Public Warrant or the day following the date of exercise of the New OPAL Public Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the shares of New OPAL Common Stock received would include the holding period of the New OPAL Public Warrants that were exercised.

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered a number of New OPAL Public Warrants having a value equal to the exercise price for the total number of New OPAL Public Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the New OPAL Public Warrants deemed surrendered and the U.S. Holder’s tax basis in the New OPAL Public Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the shares of New OPAL Common Stock received would equal the sum of the U.S. Holder’s tax basis in the New OPAL Public Warrants exercised, and the exercise price of such New OPAL Public Warrants. It is unclear whether a U.S. Holder’s holding period for the shares of New OPAL Common Stock would commence on the date of exercise of the New OPAL Public Warrant or the day following the date of exercise of the New OPAL Public Warrant; in either case, the holding period would not include the period during which the U.S. Holder held the New OPAL Public Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the shares of New OPAL Common Stock received, there can be no assurance as to which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

The U.S. federal income tax consequences of an exercise of a New OPAL Public Warrant occurring after New OPAL’s giving notice of an intention to redeem the New OPAL Public Warrants described in the section entitled “Description of New OPAL Securities — Warrants — New OPAL Public Warrants” are unclear under current law. In the case of a cashless exercise, the exercise may be treated either as if New OPAL redeemed such New OPAL Public Warrant for shares of New OPAL Common Stock or as an exercise of the New OPAL Public Warrant. If the cashless exercise of New OPAL Public Warrants for shares of New OPAL Common Stock is treated as a redemption, then such redemption generally should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. Holder’s tax basis in the shares of New OPAL Common Stock received should equal the U.S. Holder’s tax basis in the New OPAL Public Warrants and the holding period of the shares of New OPAL Common Stock should include the holding period of the New OPAL Public Warrants. Alternatively, if the cashless exercise of a New OPAL Public Warrant is treated as such, the U.S. federal income tax consequences generally should be as described above in the second and third paragraphs under the heading “— Exercise, Lapse or Redemption of New OPAL Public Warrants.” In the case of an exercise of a New OPAL Public Warrant for cash, the U.S. federal income tax treatment generally should be as described above in the first paragraph under the heading “— Exercise, Lapse or Redemption of New OPAL Public Warrants.” Due to the lack of clarity under current law regarding the treatment described in this paragraph, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise of a New OPAL Public Warrant occurring after New OPAL’s giving notice of an intention to redeem the New OPAL Public Warrant as described above.

If New OPAL redeems New OPAL Public Warrants for cash or if New OPAL purchases New OPAL Public Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange or Other Disposition of Shares of New OPAL Common Stock and New OPAL Public Warrants.”

Possible Constructive Distributions

The terms of each New OPAL Public Warrant provide for an adjustment to the exercise price of the New OPAL Public Warrant or an increase in the shares of New OPAL Common Stock issuable on exercise in certain circumstances discussed in the section titled “Sale, Exchange or Other Disposition of Shares of New OPAL Common Stock and New OPAL Public Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the New OPAL Public Warrants would, however, be treated as receiving a constructive distribution from New OPAL if, for example, the adjustment increases the U.S. Holder’s proportionate interest in New OPAL’s assets or earnings and profits (e.g., through a decrease to the exercise price or an increase in the number of shares of New OPAL Common Stock that would be obtained upon exercise) as a result of a distribution of cash or other property to the U.S. Holders of shares of New OPAL Common Stock which is taxable to them as described under “— Distributions on Shares of New OPAL Common Stock” above. For example, U.S. Holders of New OPAL Public Warrants would generally be treated as receiving a constructive distribution from New OPAL where the exercise price of the New OPAL Public Warrants is reduced in connection with the payment of certain dividends as described in the section titled “Sale, Exchange or Other Disposition of Shares of New OPAL Common Stock and New OPAL Public Warrants.” Such constructive distribution received by a U.S. Holder would be subject to U.S. federal income tax in the same manner as if the U.S. Holders of the New OPAL Public Warrant received a cash distribution from New OPAL equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to a New OPAL Public Warrants are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a New OPAL Public Warrant.

Non-U.S. Holders

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of Public Shares or ArcLight Public Warrants or New OPAL Common Stock or New OPAL Public Warrants, as applicable, that is not a U.S. Holder.

The following describes U.S. federal income tax considerations relating to (i) the Domestication, (ii) exercise of redemption rights and (iii) ownership and disposition of shares of New OPAL Common Stock and New OPAL Public Warrants by a non-U.S. Holder after the Domestication.

Effects of the Domestication on Non-U.S. Holders

ArcLight does not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of Public Shares or ArcLight Public Warrants.

Effects to Non-U.S. Holders of Exercising Redemption Rights

Arclight does not expect the redemption of non-U.S. Holders that exercise redemption rights with respect to Arclight’s Public Shares to result in any adverse U.S. federal income tax consequences to non-U.S. Holders of Public Shares/Distributions on Shares of New OPAL Common Stock

In general, any distributions made to a non-U.S. Holder with respect to shares of New OPAL Common Stock, to the extent paid out of New OPAL’s current or retained earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the U.S., will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of New OPAL Common Stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such shares of New OPAL Common Stock, which will be treated as described below under “— Sale, Exchange or Other Disposition of Shares of New OPAL Common Stock and New OPAL Public Warrants.” Dividends paid by New OPAL to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the U.S. (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders.

Sale, Exchange or Other Disposition of Shares of New OPAL Common Stock and New OPAL Public Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of shares of New OPAL Common Stock or New OPAL Public Warrants unless:

(i)     such non-U.S. Holder is an individual that was present in the U.S. for 183 days or more in the taxable year of such disposition (subject to certain exceptions as a result of the COVID pandemic) and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)    the gain is effectively connected with a trade or business of such non-U.S. Holder in the U.S. (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply; or

(iii)   New OPAL is or has been a “U.S. real property holding corporation” at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period.

If paragraph (iii) above applies to a non-U.S. Holder, subject to certain exceptions in the case of interests that are regularly traded on an established securities market, gain recognized by such non-U.S. Holder on the sale, exchange or other disposition of shares of New OPAL Common Stock or New OPAL Public Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such shares of New OPAL Common Stock or New OPAL Public Warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New OPAL will be classified as a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect New OPAL to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual and in nature and subject to change and no assurance can be provided as to whether New OPAL will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.

Exercise, Lapse or Redemption of New OPAL Public Warrants

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a New OPAL Public Warrant, or the lapse of a New OPAL Public Warrant held by a non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant held by a U.S. Holder, as described above under “— U.S. Holders — Exercise, Lapse or Redemption of New OPAL Public Warrants,” although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described above under “— Sale, Exchange or Other Disposition of Shares of New OPAL Common Stock and New OPAL Public Warrants.” If New OPAL redeems New OPAL Public Warrants for cash or if it purchases New OPAL Public Warrants in an open market transaction, such redemption or purchase generally will be treated as a disposition to the non-U.S. Holder, the consequences of which would be similar to those described above under “— Sale, Exchange or Other Disposition of Shares of New OPAL Common Stock and New OPAL Public Warrants.”

Possible Constructive Distributions.

The terms of each New OPAL Public Warrant provide for an adjustment to the exercise price of the New OPAL Public Warrant or an increase in the shares of New OPAL Common Stock issuable on exercise in certain circumstances discussed in “Description of New OPAL Securities — Warrants — New OPAL Public Warrants.” As described above under “— U.S. Holders — Possible Constructive Distributions,” certain adjustments with respect to the New OPAL Public Warrants can give rise to a constructive distribution. Any constructive distribution received by a non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such non-U.S. holder received a cash distribution from New OPAL equal to the fair market value of such increased interest. If withholding applies to any constructive distribution received by a non-U.S. Holder, it is possible that the tax would be withheld from any amount paid to or held on behalf of the non-U.S. holder by the applicable withholding agent. The rules governing constructive distributions as a result of certain adjustments with respect to a New OPAL Public Warrant are complex, and non-U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a New OPAL Public Warrant.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of shares of New OPAL Common Stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including Public Shares or ArcLight Public Warrants and shares of New OPAL Common Stock or New OPAL Public Warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non- U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. Accordingly, the entity through which Public Shares or ArcLight Public Warrants and shares of New OPAL Common Stock or New OPAL Public Warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, Public Shares or ArcLight Public Warrants and shares of New OPAL Common Stock or New OPAL Public Warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of our securities. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including shares of New OPAL Common Stock or New OPAL Public Warrants), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Public Shares, ArcLight Public Warrants, shares of New OPAL Common Stock or New OPAL Public Warrants.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to aid you in your analysis of the financial aspects of the Transactions (as defined below) and is for informational purposes only. The unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions, collectively referred to as the “Transactions” for purposes of this section, and other related events as described in Note 1 to the accompanying Notes to the unaudited pro forma condensed combined financial information:

•        The combination of OPAL Fuels LLC (“OPAL Fuels”) and ArcLight Clean Transition Corp II (“ArcLight”), referred to herein as the “Business Combination”, including the PIPE Investment and the other events contemplated by the Business Combination Agreement;

•        The NextEra Subscription Agreement with Mendocino Capital, LLC, a Delaware limited liability company (“NextEra”), pursuant to which NextEra has agreed to subscribe for up to 750,000 additional Company Series A Preferred Units (the “NextEra Subscription) incremental to the 250,000 Company Series A Preferred Units issued to NextEra as of March 31, 2022; and

•        The acquisition of Beacon RNG LLC (“Beacon”) by OPAL Fuels in May of 2021 (“Beacon Transaction”).

The unaudited pro forma condensed combined balance sheet of OPAL Fuels as of March 31, 2022 combines the historical unaudited consolidated balance sheet of OPAL Fuels as of March 31, 2022 and the historical unaudited condensed balance sheet of ArcLight as of March 31, 2022, adjusted to give pro forma effect to the Business Combination, the PIPE Investment and certain other events related to the Business Combination between OPAL Fuels and ArcLight, the NextEra Subscription, in each case, as if the Business Combination, PIPE Investment, the NextEra Subscription and other events had been consummated on March 31, 2022. The Beacon Transaction was consummated on May 1, 2021 and, accordingly, is reflected within the unaudited consolidated balance sheet of OPAL Fuels as of March 31, 2022.

The unaudited pro forma condensed combined statement of operations of OPAL Fuels for the three months ended March 31, 2022 combines the historical unaudited consolidated statement of operations of OPAL Fuels for the three months ended March 31, 2022, and the historical unaudited condensed statement of operations of ArcLight for the three months ended March 31, 2022, on a pro forma basis as if the Business Combination, the PIPE Investment and other related events contemplated by the Business Combination Agreement, the NextEra Subscription as described below and in the accompanying notes to the unaudited pro forma condensed combined financial statements, had been consummated on January 1, 2021.

The unaudited pro forma condensed combined statement of operations of OPAL Fuels for the year ended December 31, 2021 combines the historical audited consolidated statement of operations of OPAL Fuels for the year ended December 31, 2021, the historical audited consolidated statement of operations of ArcLight for the period from January 13, 2021 (inception) through December 31, 2021, and the historical audited statement of operations of Beacon for the four-month period ended April 30, 2021, on a pro forma basis as if the Business Combination, the PIPE Investment and other related events contemplated by the Business Combination Agreement, the NextEra Subscription as described below and in the accompanying notes to the unaudited pro forma condensed combined financial statements, had been consummated on January 1, 2021.

The unaudited pro forma condensed combined financial information is presented in two scenarios: (1) assuming no redemptions, and (2) assuming maximum redemptions. The no redemptions scenario assumes that no ArcLight shareholders elect to redeem their Class A ordinary shares (after the Domestication, New OPAL Class A Common Stock) for a pro rata portion of cash in the Trust Account, and thus the full amount held in the Trust Account as of Closing is available for the Business Combination. The maximum redemptions scenario assumes that ArcLight shareholders redeem the maximum number of their Class A ordinary shares (after the Domestication, New OPAL Class A Common Stock) allowable under the Business Combination Agreement (as described below) for a pro rata portion of cash in the Trust Account. In both scenarios, the amount of cash available is sufficient to satisfy the minimum cash condition of $225.0 million in the Business Combination Agreement. For additional details refer to the accompanying Notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the combined company would have been had the Transactions taken place on March 31, 2022, nor is it indicative of the financial condition of the combined company as of any future date. The unaudited pro forma condensed combined financial information is for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and the PIPE Transaction taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial information is subject to several uncertainties and assumptions as described in the accompanying notes.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•        The accompanying Notes to the unaudited pro forma condensed combined financial statements;

•        The historical unaudited condensed financial statements of ArcLight, as of, and for the three months ended March 31, 2022, and the historical audited financial statements of ArcLight as of and for the period from January 13, 2021 (inception) through December 31, 2021, included elsewhere in this proxy statement/prospectus;

•        The historical unaudited consolidated financial statements of OPAL Fuels, as of, and for the three months ended March 31, 2022, and the historical audited consolidated financial statements of OPAL Fuels as of and for the year ended December 31, 2021, included elsewhere in this proxy statement/prospectus;

•        The historical audited consolidated financial statements of Beacon, as of, and for the four months ended April 30, 2021, included elsewhere in this proxy statement/prospectus; and

•        The sections entitled “ArcLight’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “OPAL Fuels’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2022
(in thousands)

	Historical			Assuming No Redemptions			Assuming Maximum Redemptions
	OPAL Fuels	ArcLight (Note 4)		Transaction Accounting Adjustments (Note 6)		Pro Forma Combined	Additional Transaction Accounting Adjustments (Note 6)		Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	$50,216	$559	4a	$110,806	6c	$538,064	$(290,581)	6k	$247,483
				75,000	6d				—
				311,200	6a				—
				(9,717)	6g				—
Accounts receivable, net	29,130	—		—		29,130	—		29,130
Fuel tax credits receivable	2,393	—		—		2,393	—		2,393
Contract assets	10,773	—		—		10,773	—		10,773
Parts inventory	5,847	—		—		5,847	—		5,847
Environmental credits held for sale	140	—		—		140	—		140
Prepaid expense and other current assets	5,207	739	4b	—		5,946	—		5,946
Derivative financial asset, current portion	—	—		—		—	—		—
Total current assets	103,706	1,298		487,289		592,293	(290,581)		301,712

Capital spares	3,045	—		—		3,045	—		3,045
Property, plant, and equipment, net	194,990	—		—		194,990	—		194,990
Investment in other entities	46,492	—		—		46,492	—		46,492
Note receivable	9,355	—		—		9,355	—		9,355
Note receivable – variable fee component	1,723	—		—		1,723	—		1,723
Investments held in Trust Account	—	311,200		(311,200)	6a	—	—		—
Deferred financing costs	4,830	—		(4,130)	6g	700	—		700
Intangible assets, net	2,662	—		—		2,662	—		2,662
Restricted cash	2,750	—		—		2,750	—		2,750
Goodwill	54,608	—		—		54,608	—		54,608
Deferred tax assets	—	—		—	6l	—	—	6l	—
Other long-term assets	639	—		—		639	—		639
Total assets	424,800	312,498		171,959		909,257	(290,581)		618,676

Liabilities and Equity
Current liabilities
Accounts payable	9,319	90		—		9,409	—		9,409
Accounts payable, related party	1,048	—		—		1,048	—		1,048
Deferred underwriting commissions	—	10,891		(10,891)	6b	—	—		—
Fuel tax credits payable	1,978	—		—		1,978	—		1,978
Accrued payroll	5,723	—		—		5,723	—		5,723
Accrued expenses and other current liabilities	10,144	5,004	4c	(1,400)	6g	13,031	—		13,031
				(4,917)	6g
				4,200	6g
Accrued capital expenses	9,963	—		—		9,963	—		9,963
Contract liabilities	9,585	—		—		9,585	—		9,585
Sunoma loan – current portion	1,059	—		—		1,059	—		1,059
Senior secured credit facility – term loan, current portion	72,162	—		—		72,162	—		72,162
Senior secured credit facility – working capital facility, current portion	7,500	—		—		7,500	—		7,500
OPAL term loan – current portion	19,332	—		—		19,332	—		19,332
Municipality loan – current portion	194	—		—		194	—		194
Derivative financial liability, current portion	825	—		—		825	—		825
Asset retirement obligation, current portion	1,586	—		—		1,586	—		1,586
Other current liabilities	499	1		—		500	—		500
Total current liabilities	150,917	15,986		(13,008)		153,895	—		153,895

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2022 — (Continued)
(in thousands)

	Historical		Assuming No Redemptions			Assuming Maximum Redemptions
	OPAL Fuels	ArcLight (Note 4)	Transaction Accounting Adjustments (Note 6)		Pro Forma Combined	Additional Transaction Accounting Adjustments (Note 6)		Pro Forma Combined
Asset retirement obligation, non-current portion	4,221	—	—		4,221	—		4,221
Convertible note payable	59,730	—	(29,865)	6f	29,865	—		29,865
Sunoma loan, net of debt issuance costs	17,414	—	—		17,414	—		17,414
OPAL term loan	66,682	—	—		66,682	—		66,682
Municipality loan	29	—	—		29	—		29
Derivative warrant liabilities	—	20,544	—		20,544	—		20,544
Tax receivable agreement liability	—	—	—	6l	—	—	6l	—
Earnout liability	—	—	51,000	6m	51,000	—		51,000
Other long-term liabilities	4,872	—	—		4,872	—		4,872
Total liabilities	303,865	36,530	8,127		348,522	—		348,522

Class A ordinary shares subject to possible redemption; 31,116,305 shares at redemption value of $10.00	—	311,163	(311,163)	6h	—	—		—
Redeemable preferred units
Series A preferred units	25,117		(25,117)	6e
Series A-1 preferred units	30,810	—	(30,810)	6e	—	—		—
Redeemable preferred noncontrolling interest	—	—	55,927	6e	130,927	—		130,927
			75,000	6d
Redeemable noncontrolling interest			29,865	6f	331,356	(197,289)	6j	134,067
			58,324	6j
			246,304	6j
			(3,137)	6g
Equity
Common units	47,566	—	(47,566)	6j	—	—		—
			—	6i
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—	—		—	—		—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized (excluding 31,116,305 shares subject to possible redemption)	—	—	—	6h	—	—		—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,779,076 shares issued and outstanding	—	1	(1)	6h	—	—		—
New OPAL Class A common stock	—	—	4	6i	9	(3)	6k	6
			4	6h
			1	6c
New OPAL Class B common stock	—	—	—	6i	—	—		—
New OPAL Class D common stock	—	—	15	6i	15	—		15
Additional paid-in capital	—	—	(19)	6i	92,807	197,289	6k	—
			110,805	6c		(290,096)	6j
			311,160	6h
			(35,196)	6i
			(3,400)	6g
			(246,304)	6j
			(51,000)	6m
			(4,130)	6g
			10,891	6b
Retained earnings (accumulated deficit)	10,758	(35,196)	35,196	6i	(1,063)	(482)	6j	(1,545)
			(10,758)	6j
			(1,063)	6g
Noncontrolling interest	6,684	—	—		6,684	—		6,684
Total equity	65,008	(35,195)	68,630		98,452	(93,292)		5,159
Total liabilities, redeemable preferred units and equity	$424,800	$312,498	$171,959		$909,257	$(290,581)		$618,676

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2022
(in thousands, except share and per share amounts)

	Historical			Assuming no redemptions			Assuming maximum redemptions
	OPAL Fuels	ArcLight (Note 4)		Transaction Accounting Adjustments (Note 7)		Pro Forma Combined	Additional Transaction Accounting Adjustments (Note 7)		Pro Forma Combined
Revenues
RNG fuel	$25,142	$—		$—		$25,142	$—		$25,142
Renewable power	9,124	—		—		9,124	—		9,124
Fuel station services	14,781	—		—		14,781	—		14,781
Total revenues	49,047	—		—		49,047	—		49,047
Operating expenses
Cost of sales – RNG fuel	14,487	—		—		14,487	—		14,487
Cost of sales – Renewable power	8,408	—		—		8,408	—		8,408
Cost of sales – Fuel station services	12,979	—		—		12,979	—		12,979
Selling, general and administrative	10,855	1,391	4d	—		12,246	—		12,246
Depreciation, amortization, and accretion	3,313	—		—		3,313	—		3,313
Total expenses	50,042	1,391		—		51,433	—		51,433
Operating income	(995)	(1,391)		—		(2,386)	—		(2,386)
Other income (expense)
Interest and financing expense, net	(3,051)	24	4e	(24)	7c	(3,051)	—		(3,051)
Realized and unrealized loss on derivative financial instruments, net	236	5,252	4f	—		5,488	—		5,488
Income from equity method investments	(657)	—		—		(657)	—		(657)
Gain on acquisition of equity method investment	—	—		—		—	—		—
Gain on deconsolidation of VIEs	—	—		—		—	—		—
Income before provision for income taxes	(4,467)	3,885		(24)		(606)	—		(606)
(Provision for) Benefit from income taxes	—	—		—	7a	—	—	7a	—
Net income (loss)	(4,467)	3,885		(24)		(606)	—		(606)
Net income (loss) attributable to redeemable preferred noncontrolling interest	717	—		1,500	7b	2,217	—		2,217
Net income (loss) attributable to redeemable noncontrolling interest	—	—		(4,811)	7b	(4,811)	4,443	7b	(368)
Net income (loss) attributable to noncontrolling interest	(242)	—		—		(242)			(242)
Net income (loss) attributable to Stockholders	$(4,942)	$3,885		$3,287		$2,230	$(4,443)		$(2,213)
Weighted average common units outstanding, basic and diluted	1000
Basic and diluted net income per common unit, basic and diluted	$(4,942)
Weighted average shares outstanding of Class A common stock, basic and diluted		31,116,305
Basic and diluted net Income (loss) per ordinary share		$0.10
Weighted average shares outstanding of Class B common stock, basic and diluted		7,779,076
Basic and diluted net Income (loss) per ordinary share		$0.10
Weighted average shares outstanding of New OPAL Class A common stock – basic and diluted						49,212,074			20,153,966
Pro forma net loss per share attributable to New OPAL Class A common stockholders – basic and diluted						$0.05			$(0.11)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands, except share and per share amounts)

	Historical						Historical		Assuming no redemptions			Assuming maximum redemptions
	OPAL Fuels	Beacon (Note 5)		Beacon Pro Forma Adjustments (Note 7)		Pro Forma Combined OPAL Fuels and Beacon	ArcLight (Note 4)		Transaction Accounting Adjustments (Note 7)		Pro Forma Combined	Additional Transaction Accounting Adjustments (Note 7)		Pro Forma Combined
Revenues
RNG fuel	$70,360	$13,312	5a	$—		$83,672	$—		$—		$83,672	$—		$83,672
Renewable power	45,324	—		—		45,324	—		—		45,324	—		45,324
Fuel station services	50,440	—		—		50,440	—		—		50,440	—		50,440
Total revenues	166,124	13,312		—		179,436	—		—		179,436	—		179,436
Operating expenses
Cost of sales – RNG fuel	41,075	6,397	5b	—		47,472	—		—		47,472	—		47,472
Cost of sales – Renewable power	31,152	—		—		31,152	—		—		31,152	—		31,152
Cost of sales – Fuel station services	42,838	—		—		42,838	—		—		42,838	—		42,838
Selling, general and administrative	29,380	456	5c	—		29,836	4,945	4g	4,200	7h	38,981	—		38,981
Depreciation, amortization, and accretion	10,653	1,060	5d	(300)	7d	11,413	—		—		11,413	—		11,413
Total expenses	155,098	7,913		(300)		162,711	4,945		4,200		171,856	—		171,856
Operating income	11,026	5,399		300		16,725	(4,945)		(4,200)		7,580	—		7,580
Other income (expense)
Interest and financing expense, net	(7,467)	—		—		(7,467)	(450)	4h	(13)	7g	(7,930)	—		(7,930)
Realized and unrealized loss on derivative financial instruments, net	99	—		—		99	(10,800)	4i	—		(10,701)	—		(10,701)
Income from equity method investments	2,268	—		(2,392)	7d	(124)	—		—		(124)	—		(124)
Gain on acquisition of equity method investment	19,818	—		—		19,818	—		—		19,818	—		19,818
Gain on deconsolidation of VIEs	15,025	—		—		15,025	—		—		15,025	—		15,025
Income before provision for income taxes	40,769	5,399		(2,092)		44,076	(16,195)		(4,213)		23,668	—		23,668
(Provision for) Benefit from income taxes									—	7e	—	—	7e	—
Net income (loss)	40,769	5,399		(2,092)		44,076	(16,195)		(4,213)		23,668	—		23,668
Net income (loss) attributable to redeemable preferred noncontrolling interest	210	—		—		210	—		6,000	7f	6,210	—		6,210
Net income (loss) attributable to redeemable noncontrolling interest	—	—		—		—	—		25,744	7f	25,744	4,443	7f	30,187
Net income (loss) attributable to noncontrolling interest	(804)	—		—		(804)	—				(804)			(804)
Net income (loss) attributable to Stockholders	$41,363	$5,399		$(2,092)		$44,670	$(16,195)		$(35,957)		$(7,482)	$(4,443)		$(11,925)
Weighted average common units outstanding, basic and diluted	987
Basic and diluted net income per common unit, basic and diluted	$41,908
Weighted average shares outstanding of Class A common stock, basic and diluted							25,360,688
Basic and diluted net Income (loss) per ordinary share							$(0.49)
Weighted average shares outstanding of Class B common stock, basic and diluted							7,611,848
Basic and diluted net Income (loss) per ordinary share							$(0.49)
Weighted average shares outstanding of New OPAL Class A common stock – basic and diluted											49,212,074			20,153,966
Pro forma net loss per share attributable to New OPAL Class A common stockholders – basic and diluted											$(0.15)			$(0.59)

Note 1 — Description of the Transactions

Business Combination

Pursuant to the Business Combination Agreement, ArcLight will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). Following the Domestication (including the change of ArcLight’s name to “OPAL Fuels Inc.”, and is referred to herein as “New OPAL”), each outstanding ArcLight Class B ordinary share will convert into one ArcLight Class A ordinary share, each outstanding ArcLight Class A ordinary share will become one share of Class A common stock of New OPAL, par value $0.0001 per share (the “New OPAL Class A Common Stock”), and each outstanding warrant to purchase one ArcLight Class A ordinary share will become a warrant to purchase one share of New OPAL Class A Common Stock at an exercise price of $11.50 per share.

Upon consummation of the Business Combination, the Combined Company (“Combined Company” refers to New OPAL and its subsidiaries, including OPAL Fuels, following consummation of the Business Combinations) will be organized in an “Up-C” structure. New OPAL will be the managing member of OPAL Fuels. OPAL Fuels will directly or indirectly hold substantially all of the consolidated assets and business of New OPAL.

In connection with the Business Combination, the events summarized below, among others, will occur (see the Section entitled “The Business Combination Agreement” for a detailed description):

•        At the Closing, OPAL HoldCo and OPAL Fuels will cause OPAL Fuels’ existing limited liability company agreement to be amended and restated to be in the form of the Second A&R LLC Agreement of OPAL Fuels attached as an exhibit to the Business Combination Agreement, to, among other things, admit New OPAL as a member of OPAL Fuels and to re-classify OPAL Fuels’ existing limited liability company membership interests into Class B Units of OPAL Fuels, calculated as a function of the pre-transaction equity value for OPAL Fuels equal to $1,501,870,000, less all principal and accrued interest outstanding immediately after the Closing pursuant to certain convertible promissory note, dated as of May 1, 2021 (as amended, including that certain First Amendment to Convertible Note, dated November 29, 2021”), held by ARCC Beacon LLC (“Ares”);

•        At the Closing, substantially concurrently with the foregoing actions, ArcLight will (i) contribute to OPAL Fuels an amount equal to the sum of cash in the Trust Account as of immediately prior to the Closing (after giving effect to the ACT Share Redemptions from the Trust Account) plus the aggregate proceeds of the PIPE Investment and (ii) issue to OPAL Fuels a number of shares of New OPAL Class D Common Stock (which it will in turn distribute to OPAL Holdco and Hillman) and a number of shares of New OPAL Class B Common Stock (which it will in turn distribute to Ares), collectively, in exchange for a number of Class A Units of OPAL Fuels equal to the number of shares of New OPAL Class A Common Stock issued and outstanding (without giving effect to OPAL Fuels’ election to receive New OPAL Class A Common Stock in lieu of New OPAL Class B Common Stock, if any), which OPAL Fuels will issue to ArcLight.

In connection with entering into the Business Combination Agreement, ArcLight entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase an aggregate of 12,500,000 shares of New OPAL Class A Common Stock immediately prior to the Closing at a cash purchase price of $10.00 per share, resulting in aggregate proceeds of $125.0 million in the PIPE Investment. The Subscription Agreements contain customary representations, warranties, covenants and agreements of ArcLight and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Business Combination Agreement that is material and adverse to the PIPE Investors) and termination rights (including a termination right if the transactions contemplated by the Subscription Agreements have not been consummated by May 31, 2022 (one hundred eighty (180) days after the date of the Subscription Agreement), other than as a result of breach by the terminating party. Effective as of May 11, 2022, PIPE Investors representing $110,806,000 of the original PIPE Investment entered into the Amended Subscription Agreements, whereby the termination rights described above were amended to extend the term of each Amended Subscription Agreement by 60 days to July 29, 2022. As a result, assuming other PIPE Investors do not execute amendments to their Subscription Agreements to extend their expiration dates, there will be approximately $14.2 million less available proceeds from the PIPE Investment at the consummation of the Business Combination. The impact of this $14.2 million reduction to PIPE proceeds has been reflected in the unaudited pro forma condensed combined financial statements. See Note 6(c). In the event that the Business Combination closes subsequent to July 29, 2022, and we are unable to secure additional extensions of the expiration date from any of the PIPE Investors, there would be an incremental $110.8 million reduction to available proceeds from the PIPE Investment at the consummation of the Business Combination. The PIPE Investments are expected to close immediately prior to the Closing. For more information regarding the Private Placement and the Subscription Agreements, see the section entitled “The Business Combination Agreement — PIPE Financing (Private Placement).”

Other related events that are expected to take place in connection with the Business Combination are summarized below:

•        Immediately prior to the execution of the Business Combination Agreement, the Company entered into the Hillman Exchange Agreement with Hillman RNG Investments LLC (“Hillman”), pursuant to which Hillman has exchanged all of its Equity Interests in the Group Companies for 300,000 Company Series A-1 Preferred Units and 14 Pre- Closing Company Common Units. This transaction was consummated in December 2021, and has been reflected in the historical audited consolidated balance sheet as of December 31, 2021;

•        Immediately prior to the execution of the Business Combination Agreement, the Company entered into the NextEra Subscription Agreement with Mendocino Capital, LLC, a Delaware limited liability company (“NextEra”), pursuant to which NextEra has agreed to subscribe for up to an aggregate amount of 1,000,000 Company Series A Preferred Units. The Company had drawn $25.0 million as of March 31, 2022, issuing 250,000 Series A Preferred Units as of such date, and the Company expects to draw the remaining $75.0 million prior to the earlier of June 30, 2022, or the consummation of the Business Combination;

•        Immediately prior to the execution of the Business Combination Agreement, OPAL Fuels entered into that certain First Amendment to Convertible Note, dated November 29, 2021 (the “Ares First Amendment”), with ARCC Beacon LLC, a Delaware limited liability company (“Ares”), pursuant to which Ares has irrevocably agreed to exercise its right to convert fifty percent (50%) of the principal and accrued interest outstanding pursuant to the Ares Note into pre-Closing OPAL Fuels common units;

•        Pursuant to the terms of the Sponsor Agreement, ArcLight Sponsor agreed to subject 10% of its New OPAL Class A Common Stock (received as a result of the conversion of its ArcLight Class B ordinary shares immediately prior to the Closing) to vesting and forfeiture conditions relating to VWAP targets for New OPAL Class A Common Stock sustained over a period of 60 months following the Closing (“Sponsor Earnout Awards”). For more information, see the section entitled “The Business Combination Agreement — Sponsor Letter Agreement.”

•        Effective immediately after the Closing, and upon the date on which New OPAL’s annual EBITDA for the calendar year 2023 exceeds $238.0 million (the “First Earnout Triggering Event”), (i) New OPAL will issue to OPAL Fuels Common Equityholders (the “Earnout Participants”) an aggregate of 5,000,000 shares of New OPAL Class B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Common Units (collectively, the “First Earnout Tranche”) in accordance with the allocations set forth in the Business Combination Agreement. Additionally, upon the date on which New OPAL’s annual EBITDA for the calendar year 2024 exceeds $446.0 million (the “Second Earnout Triggering Event”), (i) New OPAL will issue to the Earnout Participants an aggregate of 5,000,000 additional shares of New OPAL Class B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Common Units (collectively, the “Second Earnout Tranche”) in accordance with the allocations set forth in the Business Combination Agreement (“OPAL Earnout Awards”). For more information, see the section entitled “The Business Combination Agreement — Consideration to OPAL Fuels Holders in the Business Combination.”

Upon the completion of the Business Combination, New OPAL will enter into the Tax Receivable Agreement with the persons from time to time that become a party thereto (such persons, collectively, the “TRA Participants”), pursuant to which New OPAL generally will be required to pay to the OPAL Fuels Equityholders, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that New OPAL actually realizes as a result of (i) increases to the tax basis of OPAL Fuels’ assets resulting from future redemptions or exchanges of OPAL Units (together with voting shares of New OPAL Common Stock) for shares of New OPAL

Class A Common Stock or New OPAL Class C Common Stock, as applicable, or cash, (ii) tax benefits related to imputed interest, and (iii) tax attributes resulting from payments made under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are New OPAL’s obligations and not obligations of OPAL Fuels. For more information about the Tax Receivable Agreement, see the section entitled “The Business Combination — Related Agreements — Tax Receivable Agreement.”

In May 2022, ArcLight’s and OPAL Fuels’ Advisors resigned and withdrew from their engagements in connection with the Business Combination. Please see “Summary — Recent Developments” for a description of the potential impacts of such resignation on the Business Combination and Note 6 to this unaudited pro forma condensed combined financial information.

Beacon Transaction

On June 30, 2021, OPAL Fuels and Ares Member signed the Exchange Agreement (the “Exchange Agreement”) which outlines terms that were substantially agreed to on April 30, 2021. Pursuant to the Exchange Agreement, OPAL Fuels issued an unsecured convertible promissory note (the “Convertible Note”) in return for Ares Member’s assignment of its 58% Class B units in Beacon JV to OPAL Fuels (the “Assignment Agreement”). The transfer date of the aforementioned consideration was set to May 1, 2021. As agreed to on April 30, 2021, OPAL Fuels obtained unilateral control over Beacon JV on May 1, 2021.

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Only Transaction Accounting Adjustments are presented in the unaudited pro forma condensed combined financial information and the notes thereto. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the Combined Company upon consummation of the Transactions.

The unaudited pro forma condensed combined financial information is subject to several uncertainties and assumptions as described herein. The combined financial information presents the pro forma effects of the Business Combination and other events as described in Note 1.

Management has made significant estimates and assumptions in its determination of the Transaction Accounting Adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The Transaction Accounting Adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that ArcLight believes are reasonable under the circumstances. The Transaction Accounting Adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the Transaction Accounting Adjustments, and it is possible the difference may be material. ArcLight believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at this time and that the Transaction Accounting Adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions. ArcLight has not had any historical relationship with OPAL Fuels prior to the Business Combination. Accordingly, no Transaction Accounting Adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information presents two redemption scenarios as follows:

•        Assuming No Redemptions:    This presentation assumes that no ArcLight Public Shareholders exercise their right to have their Class A ordinary shares (after the Domestication, New OPAL Class A common stock) converted into their pro rata share of the Trust Account; and

•        Assuming Maximum Redemptions:    This presentation assumes that ArcLight’s Public Shareholders exercise their redemption rights with respect to a maximum of 29,058,108 Class A ordinary shares (after the Domestication, New OPAL Class A common stock) subject to possible redemption prior to the consummation of the Business Combination at a redemption price of approximately $10.00 per share. The maximum redemption amount is derived on the basis that ArcLight will be required to have a minimum of $225.0 million in cash upon consummation of the Business Combination after giving effect to, among other things, payments to redeeming shareholders. This requirement leads to a calculated potential redemption value of $290.6 million.

Additionally, as a result of the PIPE Extension entered into pursuant to the Amended Subscription Agreements, and assuming other PIPE Investors do not execute amendments to their Subscription Agreements to extend their expiration dates, there will be approximately $14.2 million less available proceeds from the PIPE Investment at the consummation of the Business Combination. In the event that the Business Combination closes subsequent to July 29, 2022, and we are unable to secure additional extensions of the expiration date from any of the PIPE Investors, there would be an incremental $110.8 million reduction to available proceeds from the PIPE Investment at the consummation of the Business Combination.

	Class of New OPAL Common Stock(2)	Assuming No Redemptions (Shares of New OPAL Common Stock)%		Maximum Redemptions (Shares of New OPAL Common Stock)%
ArcLight Public Shareholders	Class A	31,116,305	15.8%	2,058,197	1.2%
Sponsor Shareholders(1)	Class A	7,779,076	3.9%	7,779,076	4.6%
PIPE Investors	Class A	11,080,600	5.6%	11,080,600	6.6%
OPAL Fuels Common Equityholders
Ares	Class B	3,046,297	1.5%	3,046,297	1.8%
Hillman	Class D	2,021,587	1.1%	2,021,587	1.2%
OPAL HoldCo	Class D	142,377,450	72.1%	142,377,450	84.6%
Pro forma common stock at March 31, 2022		197,421,315	100.0%	168,363,207	100.0%

____________

(1)      Includes 763,907 of New OPAL Class A Common Stock held directly by the Sponsor that are legally issued and outstanding, and subject to forfeiture pursuant to the Sponsor Letter Agreement dated December 2, 2021.

(2)      Please refer to the section titled “Description of New OPAL’s Capital Stock” for more information.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Note 3 — Accounting for the Transactions

Business Combination

The Business Combination is a common control transaction that will be accounted for similar to a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. OPAL HoldCo held a controlling financial interest in OPAL Fuels prior to the closing date. At transaction close, OPAL HoldCo will obtain a controlling financial interest in New OPAL and indirectly retain control over OPAL Fuels through New OPAL. OPAL HoldCo does not relinquish a control over OPAL Fuels during the transaction, instead it affected a transfer of a controlled subsidiary (i.e., OPAL Fuels) to a newly-controlled subsidiary (i.e., New OPAL) in exchange for issuing Class A common units of OPAL Fuels for the net assets of New OPAL. As there is no change in control, OPAL Fuels has been determined to be the accounting acquirer. Under this method of accounting, ArcLight will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the transaction will be treated as the equivalent of OPAL Fuels issuing stock for the net assets of ArcLight, accompanied by a recapitalization. The net assets of ArcLight will be stated at historical cost, with no goodwill or other intangible assets recorded.

Earnout

Sponsor Earnout Awards

Sponsor Earnout Awards will be classified as a liability as their settlement terms contain certain variables that preclude them from being considered indexed to New OPAL’s common stock under the “fixed-for-fixed” requirement in ASC 815-40. The preliminary estimated fair value of the Sponsor Earnout Awards liability is approximately $4.9 million.

The preliminary fair value of Sponsor Earnout Awards was determined using a Monte Carlo valuation model with a distribution of potential outcomes on a daily basis over the 5-year post-close period, and incorporating the most reliable information available. The preliminary fair value of Sponsor Earnout Awards is subject to change as additional information becomes available Such changes could be material once the final valuation is determined upon closing of the Transaction. Assumptions used in the preliminary valuation, which are subject to change, are as follows:

•        Current stock price — The ArcLight closing stock price of $9.92 as of March 31, 2022;

•        Expected volatility — The volatility rate was determined based on historical and implied volatilities of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards;

•        Risk-free interest rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with maturities corresponding to the expected five-year term of the earnout period;

•        Expected term — The expected term is the 5 years following the closing; and

•        Expected dividend yield — The expected dividend yield is zero, as we do not anticipate distributing dividends on the common stock in the expected term.

The fair value of Sponsor Earnout Awards has been recorded in the unaudited pro forma condensed combined balance sheet. See Note 6(m). Topic 815 provides guidance that changes in the fair value of the Sponsor Earnout Awards liability in future periods will be recognized in the statement of operations.

OPAL Earnout Awards

OPAL Earnout Awards will be classified as a liability under the Topic 480 because they are considered indexed to an obligation to repurchase shares by delivering cash or other assets as a result of certain settlement provisions. The preliminary estimated fair value of the OPAL Earnout Awards liability is approximately $46.1 million.

The preliminary fair value of OPAL Earnout Awards was determined using a Monte Carlo valuation model with a distribution of potential outcomes for stock price and EBITDA over the 2-year period commencing on January 1, 2023 and ending on December 31, 2024, and incorporating the most reliable information available. The preliminary fair value of the OPAL Earnout Awards is subject to change as additional information becomes available. Such changes could be material once the final valuation is determined upon closing of the Transaction. Assumptions used in the preliminary valuation, which are subject to change, are as follows:

•        Current stock price — The ArcLight closing stock price of $9.92 as of March 31, 2022;

•        Weighted average cost of capital (“WACC”) — The WACC reflected a derived cost of capital informed by research on cost of capital of a selection of comparable public companies;

•        Expected volatility — The volatility rate was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards;

•        Risk-free interest rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with maturities corresponding to the expected five-year term of the earnout period;

•        Expected term — The expected term is the 2 years earnout period;

•        Expected dividend yield — The expected dividend yield is zero, as we do not anticipate distributing dividends on the common stock in the expected term; and

•        EBITDA forecast internally derived by OPAL Fuels for the earnout period.

The fair value of the OPAL Earnout Awards has been recorded in the unaudited pro forma condensed combined balance sheet. See Note 6(m). Topic 480 provides guidance that changes in the fair value of the OPAL Earnout Awards liability in future periods will be recognized in the statement of operations.

Beacon Transaction

The acquisition of Beacon has been treated as a business combination and has been accounted for using the acquisition method. OPAL has recorded the fair value of assets and liabilities acquired from Beacon at the acquisition date.

Note 4 — Reclassifications Made to ArcLight Financial Statement Presentation

Certain reclassification adjustments have been made to conform ArcLight’s financial statement presentation to that of OPAL Fuels’.

The following reclassification adjustments were made to the unaudited pro forma condensed combined balance sheet as of March 31, 2022:

(a)     Reflects the reclassification of $559 thousand from ArcLight’s Cash to Cash and cash equivalents.

(b)    Reflects the reclassification of $739 thousand from ArcLight’s Prepaid expenses to Prepaid expenses and other current assets.

(c)     Reflects the reclassification of $113 thousand from ArcLight’s Accrued expenses and $4,891 thousand from ArcLight’s Deferred legal fees to Accrued expenses and other current liabilities.

The following reclassification adjustments were made to the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2022:

(d)    Reflects the reclassification of $1,391 thousand from ArcLight’s General and administrative expenses to Selling, general and administrative.

(e)     Reflects the reclassification of $24 thousand from ArcLight’s Net gain on investments held in Trust Account to Interest and financing expense, net.

(f)     Reflects the reclassification of $5,252 thousand from ArcLight’s Change in fair value of derivative warrant liabilities to Realized and unrealized loss on derivative financial instruments, net.

The following reclassification adjustments were made to the unaudited pro forma condensed combined statement of operations for the period from January 13, 2021 (inception) to December 31, 2021:

(g)    Reflects the reclassification of $4,945 thousand from ArcLight’s General and administrative expenses to Selling, general and administrative.

(h)    Reflects the reclassification of $463 thousand from ArcLight’s Financing costs — warrant liabilities and $13 thousand from ArcLight’s Net gain on investments held in Trust Account to Interest and financing expense, net.

(i)     Reflects the reclassification of $10,800 thousand from ArcLight’s Change in fair value of derivative warrant liabilities to Realized and unrealized loss on derivative financial instruments, net.

Note 5 — Reclassifications Made to Beacon Financial Statement Presentation

The following reclassification adjustments were made to the pro forma condensed combined statement of operations for the four months ended April 30, 2021 to conform Beacon financial statement presentation to that of OPAL Fuels’:

(a)     Reflects the reclassification of $1,137 thousand from Renewable gas sales, $12,101 thousand from RIN sales, and $74 thousand from Transportation sales to RNG Fuel.

(b)    Reflects the reclassification of $5,937 thousand from Operations and $460 thousand from Repairs and Maintenance to Costs of sales — RNG fuel.

(c)     Reflects the reclassification of $317 thousand from General and administrative and $139 thousand from Insurance to Selling, general and administrative.

(d)    Reflects the reclassification of $1,049 thousand from Depreciation and $11 thousand from Asset retirement obligation accretion to Depreciation, amortization, and accretion.

(e)     Reflects the elimination of an intercompany transaction between OPAL Fuels and Beacon for the amount of $1,134 thousand from Environmental credit processing service and $1,134 thousand from Other.

Note 6 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The unaudited pro forma condensed combined balance sheet as of March 31, 2022 has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only. The unaudited pro forma condensed combined balance sheet as of March 31, 2022 includes Transaction Accounting Adjustments that are directly attributable to the Business Combination, and other related events described in Note 1 above.

The pro forma transaction accounting adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(a)     Reflects the reclassification of cash held in ArcLight’s Trust Account to cash and cash equivalents to reflect the cash available to effectuate the Transactions or to fund redemption of existing Public Shareholders.

(b)    Reflects the forfeiture of approximately $10,891 thousand of deferred underwriters’ fees incurred during ArcLight’s initial public offering and due upon the Closing.

(c)     Reflects the proceeds of approximately $110.8 million from the issuance and sale of 11,080,600 shares of New OPAL common stock at $10.00 per share pursuant to the Amended Subscription Agreements entered into with the PIPE Investors in connection with the PIPE Investment and subsequent PIPE Extension.

(d)    Reflects the proceeds of $75.0 million from the issuance of 750,000 OPAL Fuels’ Series A Preferred Units at an original issue price of $100 per unit pursuant to the NextEra Subscription Agreement with Mendocino Capital, LLC, a Delaware limited liability company (“NextEra”).

(e)     Reflects the reclassification of the carrying value of OPAL Fuels’ Preferred Units to Redeemable preferred noncontrolling interest.

(f)     Reflects the conversion of the fifty percent (50%) of the principal and accrued interest outstanding pursuant to the Ares Note into OPAL Fuels common units.

(g)    Reflects recording of estimated additional transaction costs to be incurred of $3,400 thousand in additional paid in capital. The amount represents the estimated incremental advisory, legal, accounting and auditing fees and other professional fees as of March 31, 2022, that are deemed to be direct and incremental costs of the Business Combination and related transactions. The transaction costs excluded $24.9 million in aggregate fees due to ArcLight’s and OPAL Fuels’ financial advisors for the transaction, including deferred underwriting commissions from ArcLight’s initial public offering, as discussed in Note 6(b). The advisors withdraw from the transaction and waive their fees in whole.

         The $1,400 thousand and $4,917 thousand decreases to accrued expenses and other current liabilities represent the adjustment to eliminate accrued transaction cost liabilities in both ArcLight and OPAL Fuels historical balance sheets with an offsetting decrease to cash. The $4,130 deferred transaction costs incurred by OPAL Fuels are adjusted against additional paid-in capital. Additionally, a $4,200 thousand adjustment was made to accrue for estimated fees related to directors’ and officers’ insurance tail policy (which is required as part of the business combination agreement), with offsetting decreases to retained earnings and redeemable noncontrolling interests based on ownership percentage interests.

(h)    Reflects the reclassification, with respect to the “no redemption” scenario (which assumes no ArcLight Class A ordinary shareholders exercise their redemption rights), of Class A ordinary shares of $311,163 thousand to permanent equity. The Transaction Accounting Adjustment also includes conversion of outstanding ArcLight Class A and Class B ordinary shares into New OPAL Class A Common Stock concurrent with the consummation of the Business Combination.

(i)      Reflects the recapitalization of OPAL Fuels with 51,395,381 shares of New OPAL Class A Common Stock and the elimination of the accumulated deficit of ArcLight. As a result of the recapitalization, ArcLight’s historical accumulated deficit balance of $35,196 thousand at March 31, 2022 was derecognized. The shares of New OPAL’s Class B and Class D common stock issued in exchange for OPAL Fuels’ capital were recorded at par value in the amount of $15 thousand.

(j)     Following the completion of the Transactions, New OPAL, as the registrant, will not own 100% of the economic interests in OPAL Fuels due to the existing equityholders of OPAL Fuels owning an approximately 74.7% economic interest in OPAL Fuels. The respective controlling interests and redeemable non-controlling interests in OPAL Fuels, as reflected in New OPAL’s financial statements, depend on the level of redemption. The calculation of redeemable noncontrolling interest is based on the net assets of OPAL Fuels and the ownership percentage held by existing equityholders of OPAL Fuels in OPAL Fuels following the completion of the Transactions. Shares pursuant to the earnout arrangements have been excluded from the calculation of the redeemable noncontrolling interest until such time they become vested. Accordingly, in the no redemption scenario, redeemable noncontrolling interest increased to $331,356 thousand with a corresponding decrease to additional paid-in capital. In the maximum redemption scenario, redeemable noncontrolling interest increased to $134,067 thousand with offsetting decreases to additional paid-in capital and retained earnings. In addition, as a result of the recapitalization, the carrying value of OPAL Fuels’ historical members’ equity of $47,566 thousand and retained earnings of $10,758 thousand were reclassified into redeemable noncontrolling interest.

(k)    Reflects the maximum redemption scenario in which 29,058,108 Class A ordinary shares are redeemed for approximately $290.6 million allocated to ArcLight common stock and additional paid in capital, using a par value of $0.0001 per share at a redemption price of approximately $10.00 per share. This represents the maximum payment that could be made to redeem existing ArcLight’s Public Shareholders that would leave sufficient cash to satisfy the Minimum Cash Proceeds, and assumes that ACT Transaction Expenses do not exceed the $26.0 million cap established by the BCA.

(l)      In connection with the Business Combination, New OPAL will enter into the tax receivable agreement (the “Tax Receivable Agreement”) with the persons from time to time that become party thereto (such persons, collectively, the “TRA Participants”). Pursuant to the Tax Receivable Agreement, New OPAL will be required to pay the TRA Participants 85% of the amount of savings, if any, in U.S. federal, state and local income tax that New OPAL actually realizes (computed using certain simplifying assumptions) as a result of the increases in tax basis and certain other tax benefits related to any exchanges of OPAL Common Units (together with voting shares of New OPAL) for shares of New OPAL Class A common stock or Class C common stock.

Due to the uncertainty as to the amount and timing of future exchanges of OPAL Common Units by the TRA Participants and as to the price of New OPAL Class A common stock at the time of any such exchanges, the unaudited pro forma condensed combined financial information assumes that no existing equityholders of OPAL Fuels have exchanged OPAL Common Units in a transaction that would create an obligation under the Tax Receivable Agreement. Therefore, no increases in tax basis in New OPAL’s assets or other tax benefits that may be realized under the Tax Receivable Agreement have been reflected in the unaudited condensed combined pro forma financial information. Future exchanges will result in incremental tax attributes and potential cash tax savings for New OPAL. Depending on New OPAL’s assessment on realizability of such tax attributes, the arising Tax Receivable Agreement liability will be recorded at the exchange date against equity, or at a later point through income. If the TRA Participants were to exchange all of their OPAL Common Units, New OPAL would recognize a deferred tax asset of approximately $509.0 million and a related liability for payments under the Tax Receivable Agreement of approximately $433.0 million, assuming (i) that the TRA Participants redeemed or exchanged all of their OPAL Common Units on the closing date; (ii) a price of $10.00 per share; (iii) a constant combined effective income tax rate of 26.47%; (iv) New OPAL will have sufficient taxable income in each year to realize the tax benefits that are subject to the Tax Receivable Agreement; and (v) no material changes in tax law. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of the shares of Class A Common Stock at the time of the exchange, and the tax rates then in effect.

It is more likely than not that the deferred tax assets will not be realized in accordance with ASC Topic 740, ‘Income Taxes’ (“ASC 740”). As such, ArcLight has reduced the full carrying amount of the deferred tax assets with a valuation allowance under both scenarios. Management will continue to monitor and consider the available evidence from quarter to quarter, and year to year, to determine if more or less valuation allowance is required at that time.

(m)   Reflects the fair value of $4,900 and $46,100 thousand of the Sponsor Earnout Awards and the OPAL Earnout Awards, respectively. Refer to Note 3 for more information.

Note 7 — Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2022 are as follows:

(a)     As it is more likely than not that the ArcLight deferred tax assets will not be realized in accordance with ASC 740, no income tax benefit is recognized.

(b)    Represents the adjustment for the Net income (loss) attributable to redeemable preferred noncontrolling interest and redeemable noncontrolling interest. The Net income (loss) attributable to redeemable noncontrolling interest in the no redemption scenario is based on a 74.7% percentage interest in OPAL Fuels and the Net income (loss) attributable to redeemable noncontrolling interest in the maximum redemption scenario is based on an 87.6% percentage interest. The adjustment to the net income (loss) redeemable preferred noncontrolling interest represents the accrued dividends that would be settled in cash in connection with item 6(d) above.

(c)     Represents the elimination of interest earned on marketable securities held in ArcLight’s Trust Account.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 are as follows:

(d)    Reflects adjustments to eliminate the income (loss) from the equity method investments in connection with Beacon prior to the acquisition, and to reflect the reduced depreciation expense pertaining to the acquired property, plant and equipment that was measured at the acquisition date fair value.

(e)     As it is more likely than not that the ArcLight deferred tax assets will not be realized in accordance with ASC 740, no income tax benefit is recognized.

(f)     Represents the adjustment for the Net income (loss) attributable to redeemable preferred noncontrolling interest and redeemable noncontrolling interest. The Net income (loss) attributable to redeemable noncontrolling interest in the no redemption scenario is based on a 74.7% common ownership interest in OPAL Fuels and the Net income (loss) attributable to redeemable noncontrolling interest in the maximum redemption scenario is based on an 87.6% common ownership interest. The adjustment to the net income (loss) redeemable preferred noncontrolling interest represents the accrued dividends that would be settled in cash in connection with item 6(d) above.

(g)    Represents the elimination of interest earned on marketable securities held in ArcLight’s Trust Account.

(h)    Reflects a $4,200 thousand adjustment for estimated costs attributable to a directors’ and officers’ insurance tail policy which will be contingently incurred upon closing of the transaction

Note 8 — Net Income (Loss) per Share

Represents the net income (loss) per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, the PIPE Investment, and other related events, assuming such additional shares were outstanding since January 1, 2021. As the Business Combination and PIPE Investment are being reflected as if they had occurred as of January 1, 2021, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes the shares issued in connection with the Business Combination and PIPE Investment have been outstanding for the entire periods presented. Under the maximum redemption scenario, the shares of New OPAL common stock assumed to be redeemed at the request of ArcLight Class A ordinary shareholders are eliminated as of January 1, 2021.

New OPAL has 6,223,261 public warrants and 9,223,261 private placement warrants. The warrants are exercisable at their $11.50 strike price which exceeds the current market price for Arclight Class A ordinary shares. The warrants are considered anti-dilutive and were excluded from the diluted earnings per share for the period presented below. In addition, the shares pursuant to the earnout arrangements as discussed in Note 1 were excluded from the diluted earnings per share calculation since such shares are contingently issuable or forfeitable, and the contingencies have not been resolved. Diluted earnings per share also does not reflect the conversion of OPAL Fuels’ Class B units into New OPAL Class A common stock as the result would be anti-dilutive. As a result, the basic and diluted net income (loss) per share is the same for the periods presented.

The unaudited pro forma combined financial information has been prepared assuming both no redemption and maximum redemption scenarios and that an aggregate 11,080,600 shares of Class A Common Stock are issued to the PIPE Investors:

	For the Three Months Ended March 31, 2022		For the Year Ended December 31, 2021
(in thousands, except shares and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net income (loss) attributable to stockholders – basic and diluted	2,230	(2,213)	(7,482)	(11,925)
Weighted average shares outstanding of New OPAL Class A common stock – basic and diluted	49,212,074	20,153,966	49,212,074	20,153,966
Pro forma net income (loss) per share (Basic and Diluted) attributable to New OPAL Class A common stockholders(1)	$0.05	$(0.11)	$(0.15)	$(0.59)
Weighted average shares outstanding – basic and diluted
ArcLight Public Shareholders	31,116,305	2,058,197	31,116,305	2,058,197
Sponsor Shareholders(2)	7,015,169	7,015,169	7,015,169	7,015,169
PIPE Investors	11,080,600	11,080,600	11,080,600	11,086,600

____________

(1)      New OPAL’s Class B and Class D common stock outstanding do not participate in earnings or losses and therefore are not participating securities. As such, a separate presentation of basic and diluted earnings per share of Class B and Class D common stock under the two-class method has not been presented.

(2)      Excludes 763,907 of New OPAL Class A common stock held directly by the Sponsor that are subject to forfeiture pursuant to the Sponsor Letter Agreement dated December 2, 2021.

INFORMATION ABOUT ARCLIGHT

We are a blank check company incorporated on January 13, 2021 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We reviewed a number of opportunities to enter into a business combination with an operating business, and we entered into the Business Combination Agreement on December 2, 2021. We intend to finance the Business Combination through the issuance of New OPAL Common Stock plus $311,171,488 in cash from the trust and $110,806,000 in proceeds from the PIPE Investment.

Our Sponsor is an affiliate of ArcLight Capital Partners, LLC (“ArcLight Capital”), one of the leading firms focused on energy infrastructure investments in North America. Since inception, ArcLight Capital has been at the forefront of the energy transition, investing $23 billion in 111 platform investments across the energy infrastructure landscape, including approximately 5 gigawatts of renewable generation as well as critical assets within the U.S. electric grid. ArcLight Capital also has extensive exposure to the transportation sector through its investments in multiple fuel supply and logistics companies. ArcLight Capital’s joint venture and transaction counterparties range from some of the largest global corporations to privately-held, entrepreneur-led businesses. ArcLight Capital’s long-standing operational partner, Consolidated Asset Management Services, LLC (“CAMS”), which is minority-owned by an affiliate of ArcLight Capital and which has a 12 year working relationship with ArcLight Capital, will bring to bear its experience in providing information technology, EHS, engineering, due diligence and general operating services to the renewable energy sector, as well as its relationships with an extensive network of equipment, services and software providers.

On March 25, 2021, ArcLight completed its IPO of 27,500,000 units, plus an additional 3,616,305 units subsequently issued upon partial exercise of the underwriters’ overallotment option, at a price of $10.00 per unit generating gross proceeds of $311,163,050 before underwriting discounts and expenses. Each unit consisted of one ArcLight Class A ordinary share and one-fifth of one ArcLight Public Warrant. Each whole ArcLight Public Warrant entitles the holder thereof to purchase one ArcLight Class A ordinary share at an exercise price of $11.50 per share, subject to certain adjustments. Simultaneous with the closing of its IPO, ArcLight completed the private placement of 9,223,261 ArcLight Private Placement Warrants at a price of $1.00 per ArcLight Private Placement Warrant to Sponsor. The ArcLight Private Placement Warrants sold in the private placement are substantially identical to the ArcLight Public Warrants forming a part of the ArcLight Warrants sold in the IPO, except that if held by the Sponsor or its permitted transferees, they (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption and (iii) subject to certain limited exceptions, will be subject to transfer restrictions until 30 days following the consummation of the Company’s initial business combination. Prior to the consummation of the IPO, neither ArcLight, nor any authorized person on its behalf, initiated any substantive discussions, formal or otherwise, with respect to a business combination involving ArcLight.

Following the closing of the IPO, an amount equal to $311,163,050 of the net proceeds from the IPO and the sale of ArcLight Private Placement Warrants was placed in the Trust Account. The Trust Account may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government obligations. As of March 31, 2022, funds in the Trust Account totaled approximately $311,200,024, all of which were held in U.S. treasury securities. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of ArcLight’s initial business combination, (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Existing Organizational Documents to modify the substance and timing of our obligation to redeem 100% of the Public Shares if ArcLight does not complete a business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), or (iii) the redemption of all of the Public Shares if ArcLight is unable to complete a business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents), subject to applicable law.

ArcLight’s units, Public Shares and ArcLight Public Warrants are currently listed on Nasdaq under the symbols “ACTDU,” “ACTD” and “ACTDW,” respectively.

Financial Position

As of March 31, 2022, in the Trust Account, we had approximately $311.2 million held in marketable securities. With the funds available, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.

Effecting Our Business Combination

Fair Market Value of Target Business

The Nasdaq Listing Rules require that our business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. The ArcLight Board determined that this test was met in connection with the proposed Business Combination.

Lack of Business Diversification

For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:

•        subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination; and

•        cause us to depend on the marketing and sale of a single product or limited number of products or services.

Redemption Rights for Public Shareholders upon Completion of the Business Combination

We are providing our Public Shareholders with the opportunity to redeem all or a portion of their Public Shares in connection with our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the vote at the Special Meeting, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account was approximately $10.00 per Public Share as of March 31, 2022. The redemption rights include the requirement that a beneficial holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to CST, ArcLight’s transfer agent, in order to validly redeem its shares. There will be no redemption rights upon the completion of our initial business combination with respect to the ArcLight Warrants. Further, we will not proceed with redeeming our Public Shares, even if a Public Shareholder has properly elected to redeem its shares, if the Business Combination does not close. The Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any ArcLight Class B ordinary shares and Public Shares held by them in connection with (i) the completion of the Business Combination and (ii) a shareholder vote to approve an amendment to the Existing Organizational Documents (A) that would modify the substance or timing of our obligation to provide holders of ArcLight Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within 24 months (unless such date is extended in accordance with the Existing

Organizational Documents) from the closing of the IPO or (B) with respect to any other provision relating to the rights of holders of the ArcLight Class A ordinary shares. The redemptions referred to herein shall take effect as repurchases under the Existing Organizational Documents.

Limitations on Redemption Rights

Notwithstanding the foregoing, the Existing Organizational Documents provide that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules).

Redemption of Public Shares and Liquidation if No Business Combination

We have until March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents) to complete a business combination. If we are unable to consummate an initial business combination by March 25, 2023, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the ArcLight Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the ArcLight Warrants, which will expire worthless if we fail to consummate an initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents). The Existing Organizational Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

Our Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any founder shares or private placement shares they hold if we fail to consummate an initial business combination by March 25, 2023 (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if we fail to complete our initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents)).

Our Sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Existing Organizational Documents (A) that would modify the substance or timing of our obligation to provide holders of our ArcLight Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by March 25, 2023 (unless such date is extended in accordance with the Existing Organizational Documents) or (B) with respect to any other provision relating to the rights of holders of ArcLight Class A ordinary shares, unless we provide the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding Public Shares. However, we may not redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our Public Shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our Sponsor, any executive officer, director or director nominee, or any other person.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds of the IPO held outside the Trust Account plus up to $100,000 of funds from the Trust Account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

If we were to expend all of the net proceeds of the IPO and the sale of the ArcLight Private Placement Warrants other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of the Public Shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited, to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters of our IPO will not execute agreements with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third-party for services rendered or products sold to us (other than our independent registered public accounting firm), or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third-party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay our income tax obligations, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per Public Share.

We will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. At March 31, 2022, we had access to up to $311.2 million from the proceeds of the IPO and the sale of the ArcLight Private Placement Warrants with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from the Trust Account could be liable for claims made by creditors; however, such liability will not be greater than the amount of funds from our Trust Account received by any such shareholder.

If we file a bankruptcy or insolvency or an involuntary bankruptcy or insolvency is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per Public Share to the Public Shareholders. Additionally, if we file a bankruptcy or insolvency or an involuntary bankruptcy or insolvency is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, the ArcLight Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shares from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

The Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the Public Shares if we do not complete our initial business combination within 24 months (unless such date is extended in accordance with the Existing Organizational Documents) from the closing of the IPO, (ii) in connection with a shareholder vote to amend our Existing Organizational Documents (A) to modify the substance or timing of our obligation to provide holders of ArcLight Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of the Public Shares if we do not complete our initial business combination within 24 months (unless such date is extended in accordance with the Existing Organizational Documents) from the closing of the IPO or (B) with respect to any other provision relating to the rights of holders of ArcLight Class A ordinary shares, or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. Public Shareholders who redeem their ArcLight Class A ordinary shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination within 24 months (unless such date is extended in accordance with the Existing Organizational Documents) from the closing of the IPO, with respect to such ArcLight Class A ordinary shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of the Existing Organizational Documents, like all provisions of the Existing Organizational Documents, may be amended with a shareholder vote.

See “Risk Factors — Risks Related to the Business Combination and ArcLight — If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.”

Employees

We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deems necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.

Directors and Executive Officers

Our executive officers and directors are as follows:

Name	Age	Position
Daniel R. Revers	59	Chairman
John F. Erhard	47	President, Chief Executive Officer and Director
Marco F. Gatti	38	Chief Financial Officer
Christine M. Miller	51	General Counsel
Arno Harris	52	Director
Dr. Ja-Chin Audrey Lee	43	Director
Brian Goncher	65	Director
Steven Berkenfeld	62	Director

Daniel R. Revers currently serves as our Chairman. Mr. Revers is the founder of ArcLight Capital and has 30 years of energy finance and private equity experience. Mr. Revers is responsible for overall investment, asset management, strategic planning, and operations of ArcLight Capital and its funds. Previously, Mr. Revers served as the Chairman of the board of directors of ACTC I (Nasdaq: ACTC) from September 2020 to June 2021 when the ACTC I Business Combination was completed and was previously a director at American Midstream Partners, L.P. and JP Energy Partners, L.P. Prior to forming ArcLight Capital in 2001, Mr. Revers was a Managing Director in the Corporate Finance Group at John Hancock Financial Services, a private insurance and financial services firm, where he was responsible for the origination, execution, and management of a $6 billion portfolio consisting of debt, equity, and mezzanine investments in the energy industry. Prior to joining John Hancock in 1995, Mr. Revers held various financial positions at Wheelabrator Technologies, where he specialized in the development, acquisition, and financing of domestic and international power and energy projects. Mr. Revers earned a Bachelor of Arts in Economics from Lafayette College and a Master of Business Administration from the Amos Tuck School of Business Administration at Dartmouth College. We believe that Mr. Revers’ broad operational and transactional experience make him well qualified to serve as the Chairman of our Board.

John F. Erhard currently serves as our President, Chief Executive Officer and Director. Mr. Erhard is also a Partner and Head of ESG at ArcLight Capital, where he has worked in various leadership positions since September 2001. Mr. Erhard has 20 years of energy finance and private equity experience. Mr. Erhard previously served as a director of Proterra Inc (Nasdaq: PTRA) from June 2021 until December 2021 and served as President, Chief Executive Officer and Director of ACTC I (Nasdaq: ACTC) from September 2020 to June 2021 when the ACTC I Business Combination was completed and was previously a director at American Midstream Partners, L.P., Buckeye Partners, LP, and JP Energy Partners, L.P. Prior to joining ArcLight, Mr. Erhard was an Analyst at the investment banking firm Schroder Wertheim, where he focused on mergers and acquisitions. Mr. Erhard earned a Bachelor of Arts in Economics from Princeton University and a Juris Doctor from Harvard Law School. We believe Mr. Erhard is qualified to serve on our Board because of his broad operational and transactional experience in finance.

Marco F. Gatti currently serves as our Chief Financial Officer. Mr. Gatti joined ArcLight Capital in 2018 and has 11 years of energy and private equity experience. Previously, Mr. Gatti served as the Chief Financial Officer of ACTC I (Nasdaq: ACTC) from September 2020 to June 2021 when the ACTC I Business Combination was completed. Prior to joining ArcLight Capital, Mr. Gatti spent five years as a Vice President in the Energy group at Warburg Pincus, where he focused on the sourcing, execution and portfolio management of equity investments in the energy and heavy industry sectors. Prior to joining Warburg Pincus in 2013, Mr. Gatti worked at Bain Capital, McKinsey & Company and Praxair between 2007 and 2012. Mr. Gatti earned a Master of Business Administration from the Wharton School of the University of Pennsylvania, a Master of Science in Mechanical Engineering from the University of Minnesota and a Bachelor of Science in Mechanical Engineering from Politecnico di Milano.

Christine M. Miller currently serves as our General Counsel. Ms. Miller joined ArcLight Capital in 2004 and has 23 years of legal experience in the areas of investment transactions and fund operations, with 21 years specific to energy finance and private equity. Previously, Ms. Miller served as General Counsel of ACTC I (Nasdaq: ACTC) from September 2020 to June 2021 when the ACTC I Business Combination was completed. Prior to joining ArcLight Capital, she was Counsel in John Hancock’s Investment Law Division, where she represented investment managers and advised institutional investors in purchasing private debt and equity securities. Ms. Miller earned a Bachelor of Arts in Political Science from the University of Massachusetts at Amherst and a Juris Doctor from Boston University School of Law.

Arno Harris currently serves on our Board. Mr. Harris has spent the last 25 years starting and growing successful businesses in high technology, clean energy and electric mobility. Previously, Mr. Harris served on the board of directors of ACTC I (Nasdaq: ACTC) from September 2020 to June 2021 when the ACTC I Business Combination was completed. He now advises startups and growth companies, helping them to raise capital and achieve scale. In addition to his advisory work, Mr. Harris serves as an independent director for Pacific Gas & Electric Company (NYSE:PCG), California’s largest investor-owned utility, and Azure Power Global Limited (NYSE:AZRE), India’s leading solar developer with almost 2GW of operating assets and over 5GW in development. Between 2006 and 2015, Mr. Harris was the founder, CEO and chair of Recurrent Energy, one of North America’s largest solar project developers. Prior to Recurrent Energy, Mr. Harris was the founder and CEO of Prevalent Power, one of California’s fastest growing commercial solar project developers. Mr. Harris earned a Bachelor of Arts from the University of California Berkeley. We believe that Mr. Harris’ experience in clean energy and electric mobility, as well his experience on the boards of both public and private companies, make him well qualified to serve on our Board.

Dr. Ja-Chin Audrey Lee currently serves on our Board. Dr. Lee has almost 20 years of experience in clean energy and currently serves as Senior Director, Energy Strategy at Microsoft (NASDAQ: MSFT). Previously, Dr. Lee served on the board of directors of ACTC I (Nasdaq: ACTC) from September 2020 to June 2021 when the ACTC I Business Combination was completed and served as Vice President of Energy Services at Sunrun Inc (NASDAQ: RUN) from 2017 to 2020. Prior to Sunrun, she served as Vice President of Analytics and Design at Advanced Microgrid Solutions from 2014 to 2017. Before her role at Advanced Microgrid Solutions, Dr. Lee was appointed by the Governor as Advisor to the President of the California Public Utilities Commission from 2011 to 2014, where she led the approval of first-in-the-nation rules on customer energy data. Dr. Lee serves on the board of Gridworks, a non-profit that convenes, educates and empowers stakeholders to decarbonize electricity grids. She previously served on the board of Pinnacle Engines from 2020 to 2021, commercializing advanced engines for reduced petroleum usage and greenhouse gas emissions. Dr. Lee also serves on the board of Redaptive, an Efficiency-as-a-Service tool for commercial and industrial customers and is an advisory board member of CelerateX. She volunteered as Co-Chair and Co-Founder of Clean Energy for Biden. Dr. Lee earned her Ph.D. and M.S. in Electrical Engineering from Princeton University and her B.S. in Applied Physics from the California Institute of Technology. We believe that Dr. Lee’s experience in the clean energy industry make her well qualified to serve on our Board.

Brian Goncher currently serves on our Board. Mr. Goncher has more than 42 years of experience in finance, management and consulting. Previously, Mr. Goncher served on the board of directors of ACTC I (Nasdaq: ACTC) from September 2020 to June 2021 when the ACTC I Business Combination was completed. Mr. Goncher was a Managing Director at Deloitte until 2019, where he created and led their Energy Tech Practice. Before Deloitte, Mr. Goncher was a venture capitalist at Frontier Ventures between 1997 and 2000, and Crystal Ventures between 2000 and 2003 where he invested in technology companies. In addition, between 1990 and 1996, Mr. Goncher created and led the Emerging Company Services Group at Coopers & Lybrand (now part of PwC). He provided financial and strategic consulting services to tech startups. Earlier in his career, Mr. Goncher was the founder/CFO of several technology-enabled startups and a Corporate Banking Officer at Bank of America. Mr. Goncher earned a BS in Economics and MBA in Finance from the University of Chicago. We believe that Mr. Goncher’s experience advising energy technology companies make him well qualified to serve on our Board.

Steven Berkenfeld currently serves on our Board. After 33 years, Mr. Berkenfeld retired from a career in investment banking in 2019 to focus entirely on impact and sustainability. Steven is founder and principal of Ecotopia Consulting LLC and is primarily engaged in advising earlier stage, mission driven companies. Previously, Mr. Berkenfeld served on the board of directors of ACTC I (Nasdaq: ACTC) from September 2020 to June 2021 when the ACTC I Business Combination was complete and Managing Director in Investment Banking at Barclays where he served as senior sponsor of the Environmental and Social Impact Banking Initiative and was co-head of the firm’s Cleantech Initiative. Before joining Barclays in 2008, Steven spent over 21 years at Lehman Brothers in numerous roles including Chief Investment Officer of the firm’s Private Equity Division. Steven is former chair of the board of the Sierra Club Foundation, and is a sponsor of several projects, and board member of several other organizations, focused on social impact and sustainability. He holds a J.D. from Columbia Law School and a Bachelor’s Degree from Cornell University. We believe that Mr. Berkenfeld’s experience in investment banking and the sustainability industry make him well qualified to serve on our Board.

Number and Terms of Office of Officers and Directors

The ArcLight Board is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Steven Berkenfeld and John F. Erhard, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Brian Goncher and Daniel R. Revers, will expire at our second annual general meeting. The term of office of the third class of directors, consisting of Ja-Chin Audrey Lee and Arno Harris, will expire at our third annual general meeting.

Prior to the completion of an initial business combination, any vacancy on the ArcLight Board may be filled by a nominee chosen by holders of a majority of our founder shares. In addition, prior to the completion of an initial business combination, holders of a majority of our founder shares may remove a member of the ArcLight Board for any reason.

Pursuant to the Registration and Shareholder Rights Agreement entered into at the closing of our IPO, our Sponsor, upon and following consummation of an initial business combination, is entitled to nominate three individuals for appointment to the ArcLight Board, as long as the sponsor holds any securities covered by the Registration and Shareholder Rights Agreement, however, pursuant to the Business Combination Agreement, ArcLight and Sponsor have agreed to enter into the Investor Rights Agreement upon the Closing and terminate the Registration and Shareholder Rights Agreement.

Our officers are appointed by the ArcLight Board and serve at the discretion of the ArcLight Board, rather than for specific terms of office. The ArcLight Board is authorized to appoint persons to the offices set forth in the Existing Organizational Documents as it deems appropriate. The Existing Organizational Documents provide that ArcLight’s officers may consist of one or more chairman of the ArcLight Board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the ArcLight Board.

Committees of the ArcLight Board

The ArcLight Board has three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of Nasdaq require that the compensation committee and the nominating committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by the ArcLight Board and has the composition and responsibilities described below. The charter of each committee is available on our website.

Audit Committee

We established an audit committee of the ArcLight Board. Brian Goncher, Steven Berkenfeld and Arno Harris serve as members of our audit committee. The ArcLight Board has determined that each of Brian Goncher, Steven Berkenfeld and Arno Harris are independent under Nasdaq listing standards and applicable SEC rules. Brian

Goncher serves as the chair of the audit committee. Under Nasdaq listing standards and applicable SEC rules, all the directors on the audit committee must be independent. Each member of the audit committee is financially literate and the ArcLight Board has determined that Brian Goncher, Steven Berkenfeld and Arno Harris each qualify as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee is responsible for:

•        meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•        monitoring the independence of the independent registered public accounting firm;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•        appointing or replacing the independent registered public accounting firm;

•        determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•        monitoring compliance on a quarterly basis with the terms of our IPO and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our IPO; and

•        reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by the ArcLight Board, with the interested director or directors abstaining from such review and approval.

Nominating Committee

We established a nominating committee of the ArcLight Board. The members of our nominating committee are Steven Berkenfeld, Ja-Chin Audrey Lee and Arno Harris, and Steven Berkenfeld serves as chair of the nominating committee. Under Nasdaq listing standards, we are required to have a nominating committee composed entirely of independent directors. The ArcLight Board has determined that each of Steven Berkenfeld, Ja-Chin Audrey Lee and Arno Harris are independent.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the ArcLight Board. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in a charter adopted by us, generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the ArcLight Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the ArcLight Board. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We established a compensation committee of the ArcLight Board. The members of our compensation committee are Ja-Chin Audrey Lee, Arno Harris and Brian Goncher, and Ja-Chin Audrey Lee serves as chair of the compensation committee.

Under Nasdaq listing standards, we are required to have a compensation committee composed entirely of independent directors. The ArcLight Board has determined that each of Ja-Chin Audrey Lee, Arno Harris and Brian Goncher are independent. We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our President’s, Chief Financial Officer’s and Chief Operating Officer’s, evaluating our President’s, Chief Financial Officer’s and Chief Operating Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our President, Chief Financial Officer and Chief Operating Officer based on such evaluation;

•        reviewing and approving the compensation of all of our other Section 16 executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on the ArcLight Board.

Code of Ethics

We adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ArcLight ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file.

Conflicts of Interest

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes they were conferred and not for a collateral purpose, (c) a duty to avoid fettering his or her discretion in the future, (d) a duty to exercise powers fairly as between different sections of shareholders, (e) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests and (f) a duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Existing Organizational Documents or alternatively by shareholder approval at general meetings.

Prior to the consummation of the Business Combination, certain of our officers and directors presently have, and any of them in the future are expected to have, additional fiduciary and contractual duties to other entities. As a result, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, then, subject to their fiduciary duties under Cayman Islands law, he or she will need to honor such fiduciary or contractual obligations to present such business combination opportunity to such entity, before we can pursue such opportunity. If these other entities decide to pursue any such opportunity, we may be precluded from pursuing the same. However, we do not expect these duties to materially affect our ability to complete our initial business combination because we do not currently anticipate any meaningful overlap of investment objectives. Our Existing Organizational Documents provide that we renounce our interest in any business combination opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and it is an opportunity that we are able to complete on a reasonable basis. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

Potential investors should also be aware of the following other potential conflicts of interest:

•        Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•        The Sponsor subscribed for founder shares prior to the date of IPO and purchased ArcLight Private Placement Warrants in a transaction that closed simultaneously with the closing of the IPO.

•        The Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and Public Shares held by them in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to our Existing Organizational Documents (A) that would modify the substance or timing of our obligation to provide holders of ArcLight Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of the Public Shares if we do not complete our initial business combination within 24 months (unless such date is extended in accordance with the Existing Organizational Documents) from the closing of the IPO or (B) with respect to any other provision relating to the rights of holders of ArcLight Class A ordinary shares. Additionally, the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if we fail to complete our initial business combination within the prescribed time frame. If we do not complete our initial business combination within the prescribed time frame, the ArcLight Private Placement Warrants will expire worthless. Except as described herein, the Sponsor and our directors and executive officers have agreed not to transfer, assign or sell any of their founder shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of the ArcLight Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ArcLight ordinary shares for cash, securities or other property. Except as described herein, the ArcLight Private Placement Warrants will not be transferable until 30 days following the completion of our initial business combination. Because each of our executive officers and directors own ArcLight ordinary shares or ArcLight Warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•        Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors is included by a target business as a condition to any agreement with respect to our initial business combination. In addition, our sponsor, officers and directors may sponsor, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

Accordingly, as a result of multiple business affiliations, ArcLight’s officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. If any of the above executive officers or directors become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to ArcLight if such entity rejects the opportunity, subject to their fiduciary duties under Cayman Islands law. ArcLight does not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect ArcLight’s ability to complete a business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which the Existing Organizational Documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Organizational Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We entered into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in the Existing Organizational Documents. We purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Compensation and Director Compensation and Other Interests

On January 20, 2021, the Sponsor paid an aggregate of $25,000 for certain expenses on behalf of the Company in exchange for issuance of 7,187,500 ArcLight Class B ordinary shares and on March 22, 2021 ArcLight effected a share capitalization resulting in an aggregate of 7,906,250 ArcLight Class B ordinary shares issued and outstanding, of which 7,779,076 remain outstanding. On February 2, 2021, the Sponsor transferred 35,000 founder shares to each of Arno Harris, Ja-Chin Audrey Lee, Brian Goncher and Steven Berkenfeld, the Company’s independent director nominees. In addition, our Sponsor, executive officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made by us to our Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the ArcLight to our Sponsor, executive officers and directors, or their respective affiliates, prior to completion of our initial business combination.

After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from New OPAL. All of these fees will be fully disclosed to shareholders, to the extent then known, in this proxy statement/prospectus. We have not established any limit on the amount of such fees that may be paid by New OPAL to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the ArcLight Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the ArcLight Board.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Director Independence

Nasdaq listing standards require that a majority of the ArcLight Board be independent. An “independent director” is defined generally as a person other than an officer or employee of ArcLight or its subsidiaries or any other individual having a relationship with ArcLight which in the opinion of the ArcLight Board, could interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have “independent directors” as defined in Nasdaq’s listing standards and applicable SEC rules. The ArcLight Board has determined that Arno Harris, Brian Goncher, Ja-Chin Audrey Lee and Steven Berkenfeld are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending or, to our knowledge, threatened against us or any members of our management team in their capacity as such.

Facilities

We currently maintain our executive offices at 200 Clarendon Street, 55th Floor, Boston, MA 02116. The cost for our use of this space is included in the $10,000 per month fee we will pay to an affiliate of the Sponsor for office space, administrative and support services, commencing on the date that our securities are first listed on NASDAQ. Upon consummation of the Business Combination, the principal executive offices of New OPAL will be located at One North Lexington Avenue Suite 1450, White Plains, NY 10601.

Competition

If we succeed in effecting the Business Combination with OPAL Fuels, there will be, in all likelihood, significant competition from OPAL Fuels’ competitors. We cannot assure you that, subsequent to the Business Combination, we will have the resources or ability to compete effectively.

Periodic Reporting and Audited Financial Statements

ArcLight has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, ArcLight’s annual reports contain financial statements audited and reported on by ArcLight’s independent registered public accounting firm.

We are required to evaluate our internal control procedures as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company, will we not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act (As Revised). As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ArcLight Class A ordinary shares that are held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ArcLight ordinary shares held by non-affiliates exceeds $250.0 million as of the prior June 30, or (2) our annual revenues exceeded $100.0 million during such completed fiscal year and the market value of our ArcLight ordinary shares held by non-affiliates exceeds $700.0 million as of the prior June 30.

INFORMATION ABOUT OPAL FUELS

Unless the context otherwise requires, all references in this section to “OPAL,” “we,” “us,” or “our” refer to OPAL Fuels and its subsidiaries prior to the consummation of the Business Combination.

Overview

General

OPAL is a renewable energy company specializing in the capture and conversion of biogas for the (i) production of RNG for use as a vehicle fuel for heavy and medium-duty trucking fleets, (ii) generation of Renewable Power for sale to utilities, (iii) generation and sale of Environmental Attributes associated with RNG and Renewable Power, and (iv) sales of RNG as pipeline quality natural gas. OPAL also designs, develops, constructs, operates and services Fueling Stations for trucking fleets across the country that use natural gas to displace diesel as their transportation fuel. The Biogas Conversion Projects currently use landfill gas and dairy manure as the source of the biogas. In addition, OPAL has recently begun implementing design, development, and construction services for hydrogen fueling stations, and OPAL is pursuing opportunities to diversify its sources of biogas to other waste streams.

Overview of Capture and Conversion Business

OPAL designs, develops, constructs, owns, maintains, and operates Biogas Conversion Projects using proven technologies to produce RNG for sale as a vehicle fuel for transportation use and to generate Renewable Power. OPAL is an established biogas-to-energy producer in the United States, having participated in the landfill gas to energy industry for over 20 years. OPAL established its operating portfolio through self-development, partnerships, and acquisitions.

Biogas is comprised of non-fossil waste gas, with high concentrations of methane, which is the primary component of RNG and the source for combustion utilized by Renewable Power plants to generate Renewable Power. The biogas is generated by microbes as they break down organic matter in the absence of oxygen. OPAL’s principal sources of biogas are (i) landfill gas (“LFG”), which is produced by the decomposition of organic waste at landfills and (ii) dairy manure, which is processed through anaerobic digesters to produce the biogas.

OPAL typically secures its Biogas Conversion Projects through a combination of long-term gas rights, manure supply agreements, and property lease agreements with biogas site hosts. OPAL’s Biogas Conversion Projects provide its landfill and dairy farm partners with a variety of benefits, including (i) a means to monetize biogas from their sites, (ii) regulatory compliance for landfills, (iii) a source of environmentally beneficial waste management practices for dairy farms and (iv) a valuable revenue stream. Once OPAL has negotiated gas rights or manure supply agreements, it then designs, develops, builds, owns and operated facilities that convert the biogas into RNG or uses the processed biogas to produce Renewable Power. OPAL sells the RNG produced by the Biogas Conversion Projects through RNG marketing and dispensing agreements, primarily as vehicle fuel for heavy and medium-duty transportation fleets, and generates associated Environmental Attributes when the RNG is dispensed at Fueling Stations. These Environmental Attributes are then monetized via sale to obligated parties as defined under the RFS promulgated by the US federal government and Low Carbon Fuel Standard Programs established by several states, including California. OPAL also sells Renewable Power to public utilities through long-term power purchase agreements.

OPAL believes there are other sources of biogas in the United States, and internationally, that could be utilized for potential future Biogas Conversion Project opportunities. OPAL expects to continue its growth by taking advantage of these opportunities while also continuing to capitalize on additional vertical integration opportunities. OPAL’s evaluation and execution of project opportunities will benefit from OPAL’s ability to leverage its industry experience, relationships with customers and vendors, knowledge about transmission and distribution utility interconnections, and capabilities to design, develop, construct, operate, maintain and service Biogas Conversion Projects and Fueling Stations. OPAL exercises financial discipline in pursuing these projects by targeting project returns that are in line with the relative risk of the specific projects.

OPAL’s current Biogas Conversion Projects generate RNG from landfill sites and dairy farms. OPAL views the acquisition of new landfill gas, dairy farm, and other biogas waste projects as significant opportunities for OPAL to expand its RNG business, complementing the ongoing conversion of certain of its existing Renewable Power plants to RNG production facilities. OPAL believes that its business is scalable, which is expected to continue to support growth through development and acquisitions.

OPAL believes that it differentiates itself from its competitors based on its vertically integrated business model and its long history of working with leading vendors, technologies, and utilities. OPAL’s competitive advantage is further strengthened by its expertise in designing, developing, constructing and operating Biogas Conversion Projects and Fueling Stations.

Overview of Dispensing and Monetization Business

OPAL is also a leading provider of RNG marketing and dispensing in the alternative vehicle fuels market for heavy and medium-duty trucking fleets throughout the United States. In this sector, OPAL focuses on dispensing RNG (procured from OPAL’s own Biogas Conversion Projects or from third parties) through Fueling Stations that serve fleets that use natural gas instead of diesel fuel. OPAL has participated in the alternative vehicle fuels industry for approximately twelve years and has established an expanding network of Fueling Stations for dispensing RNG. These Fueling Stations and dispensing services are key for OPAL’s business because Environmental Attributes are generated through dispensing RNG at these stations for use as vehicle fuel for transportation, and, once generated, the Environmental Attributes can then be monetized. During 2021, OPAL dispensed 19.9 million GGEs of RNG to the transportation market, generating corresponding Environmental Attributes, utilizing its current network of 75 Fueling Stations in 18 states in the United States, including more than 20 stations in California.

In connection with the marketing of the Environmental Attributes generated from our activities, in November 2021, we signed a purchase and sale agreement with NextEra providing for the exclusive purchase by NextEra of 90% of our Environmental Attributes (RINs and LCFS credits), including those generated by our owned Biogas Conversion Projects and those granted to us in connection with dispensing of RNG on behalf of third-party projects. Under the agreement, we are to receive the net proceeds paid to NextEra by NextEra customers for the purchase of such Environmental Attributes (or in certain circumstances an index-based price or pre-negotiated price) less a specified discount. The agreement provides for an initial five year term, followed by automatic one-year renewals unless terminated by either party at least 90 days prior to the last day of the initial term or then-current renewal term.

Under the agreement, we have committed to sell a minimum quarterly volume of Environmental Attributes to NextEra, which if not satisfied on a cumulative basis (giving credit for certain excess volume sold to NextEra during the contract term) as of the end of the contract term (or upon an early termination of the agreement) would result in our paying NextEra a shortfall payment calculated by (i) multiplying the amount of the volume shortfall by a fraction of the then-current index price of the Environmental Attribute and (ii) adding a specified premium (the “Shortfall Amount”). Similarly, if the agreement is terminated by NextEra due to an event of default (generally defined as a failure by us to pay any undisputed amounts under the agreement, a material uncured breach of our representations or warranties or other obligations under the agreement, or the dissolution, bankruptcy or insolvency of us or certain of our affiliates), NextEra would be entitled to receive, without any duplication, any then-current Shortfall Amount plus an accelerated payment calculated based off of the remaining minimum quarterly volume commitments for the balance of the initial term (or for the next four quarters of the next renewal term, if neither party had provided notice of non-renewal as described above prior to the commencement of such renewal term), which accelerated payment would be similarly calculated by (i) multiplying such remaining minimum quarterly volume commitments by a fraction of the then-current index price of the Environmental Attribute and (ii) adding a specified premium. The amount of such potential payments declines over the course of the contract term as we deliver Environmental Attribute volume under the contract. Were, however, the agreement to be terminated as of the date of this prospectus and we were not to deliver any further Environmental Attribute volume to NextEra under the agreement, the maximum potential payment to NextEra under these provisions would be approximately $15.4 million based on current market prices for such Environmental Attributes.

In the coming years, OPAL believes it will also be able to provide hydrogen fuel to vehicle fleets, by constructing and servicing such stations as well as providing RNG for hydrogen production. As fleet operators deploy more hydrogen powered vehicles, OPAL anticipates constructing and servicing stations that use hydrogen derived from RNG to deliver low carbon hydrogen fuel to customers. OPAL is currently in the design and engineering phase of the first several of these hydrogen fueling stations.

How OPAL Generates its Revenue

Overview. OPAL’s revenues are driven principally from the sale of Environmental Attributes that are generated from dispensing RNG as transportation fuel for heavy and medium-duty trucking fleets at Fueling Stations. In addition, OPAL generates revenue from the sale of (i) Renewable Power, (ii) design, development, construction and service of Fueling Stations, and (iii) from sales of RNG produced by OPAL as pipeline quality natural gas.

Environmental Attributes.    Currently, OPAL’s Environmental Attributes revenue stream is primarily comprised of RINs, LCFS credits, and RECs. If RNG is dispensed into vehicles as transportation fuel, RINs will be generated under the RFS program. In certain states, there are LCFS programs, which allow a credit to be generated based on a fuel’s carbon intensity score. If RNG is used to produce hydrogen which is consumed in the transportation market in a state where an LCFS program is available, a LCFS credit may be generated as well. Lastly, LFG-to-Renewable Power projects can create Environmental Attributes, in the form of a REC, in certain states and can be bundled with electricity off-take or monetized separately. See “— Biogas RNG Market Opportunity.”

Power Purchase Agreements.    OPAL’s Renewable Power projects generally have associated long-term Power Purchase Agreements (“PPAs”) with creditworthy utility off-takers or municipalities. Nearly all of OPAL’s Renewable Power off-takers have investment grade credit ratings with either S&P or Moody’s. As discussed above, OPAL also generates Renewable Energy Credits (“RECs”) from Renewable Power projects through the conversion of biogas to Renewable Power.

Fueling Station Construction and Services.    OPAL has significant experience in the engineering, design, construction and operation of Fueling Stations that dispense RNG. Since 2009, TruStar Energy, an OPAL subsidiary, together with its predecessors, has served as the general contractor or supervised qualified third-party contractors and completed over 350 Fueling Station projects. OPAL uses a combination of custom designed and off-the-shelf equipment to build these stations. OPAL also performs in-house manufacturing and modularized portable CNG compressor packages for smaller dispensing stations, utilizing its patented technology that allows faster and easier station installations. These portable packages can include defueling panels that allow smaller fleet owners to avoid expensive maintenance shop upgrades. In addition, OPAL also generates revenues by providing O&M services for customer stations; and by helping its customers obtain federal, state and local tax credits, grants and incentives.

Biogas Conversion Projects

Typically, a Biogas Conversion Project includes two phases: (i) biogas collection and (ii) processing and purifying biogas.

At landfills, biogas collection systems can be configured as vertical wells and horizontal collectors. The most common method is drilling vertical wells into the waste mass and connecting the wellheads to lateral piping that transports the gas to a collection header using a blower or vacuum induction system. Collection system operators “tune” or adjust the wellfield to maximize the volume and quality of biogas collected while maintaining environmental compliance. The existing compliance structure for landfills in the U.S. benefits OPAL since the EPA requires larger landfills to have collection systems in place to collect and destroy biogas emissions. OPAL turns this compliance cost into a revenue stream for the landfill and is able to leverage existing collection infrastructure in biogas plant design.

A basic biogas processing plant includes: (i) a moisture removal system, (ii) blowers to provide a vacuum to “pull” the gas and pressure to convey the gas, and (iii) a flare for destroying unutilized gas. System operators monitor parameters to maximize system efficiency. Using biogas in a Renewable Power facility usually requires some treatment of the landfill gas to remove excess moisture, particulates, and other impurities. The type and extent of treatment depends on site-specific biogas characteristics and the type of Renewable Power facility. This partially cleaned biogas can be burned on-site to generate Renewable Power and which can be immediately used or deployed into the grid. To further upgrade the gas to pipeline quality RNG, the partially treated biogas then goes through separation of the CO2 from the methane molecules. Further treatment of the biogas is often required to remove residual nitrogen and/or oxygen to meet pipeline specifications.

For dairy waste-to-RNG projects, manure is collected and then scraped or flushed into a reception pit or lagoon, and may be fed into a digester. The biogas equipment then anaerobically digests the manure and produces biogas. There are three different types of anaerobic digesters: (i) covered lagoons (existing lagoon uses large cover to capture methane); (ii) complete mix (large tanks that heat and mix manure), and (iii) plug-flow (long rectangular tank; unmixed). The biogas is then upgraded to meet pipeline quality specifications.

If a biogas capture and conversion project is not within close proximity to a pipeline, a virtual pipeline can be used. This involves transporting the RNG by road using tube trailers to a gas injection point.

Biogas RNG Market Opportunity

Biogas can be collected and processed to remove impurities for use as RNG (a form of high-Btu fuel) and injected into existing natural gas pipelines as it is fully interchangeable with fossil natural gas. Partially treated biogas can be used directly in heating applications (as a form of medium-Btu fuel) or in the production of Renewable Power. OPAL’s current primary sources of biogas are landfills and dairy farms.

Landfill- and livestock-sourced biogas serve as the base to produce RNG, while also reducing GHG emissions. While landfill projects for RNG and Renewable Power have been developed over the past few decades, undeveloped landfills still remain a significant source of biogas. Moreover, as technology continues to develop and economic incentives grow, OPAL believes that additional sources of biogas will become available for RNG production.

Overview of Landfill Gas Sources

LFG, or landfill gas, is created through the naturally occurring anaerobic decomposition of organic matter. Large landfills have been required by the EPA to capture municipal solid waste landfill emissions for decades due to various regulatory requirements aimed at reducing GHG emissions. The amount of LFG produced from a landfill generally increases as more waste is added to the site. Once a permitted landfill site is completely filled, the landfill will place a cap over the waste. Gas production then follows a generally predictable and modest decline over the next 30 or more years. As a result, LFG has a predictable long-term production profile which, when coupled with the expectation of continued landfill waste growth in the U.S. for the next 30 years, creates long-term LFG feedstock visibility.

To capitalize on this feedstock opportunity, and to help landfill owners meet growing regulatory requirements for curbing GHG emissions, OPAL enters into long-term gas rights and site lease agreements with landfill owners. The agreement terms are typically at least 20 years. In most cases, the agreements contain renewal provisions. With respect to all of OPAL’s existing or proposed LFG-to-RNG Biogas Conversion Projects currently in operation or under construction (a total of 12 projects), all but one relates to landfills that are currently open and accepting more waste, which we believe provides a high degree of visibility into the long-term volumes of RNG capable of being generated as each of these projects.

Using proven gas purification technology, biogas can be processed onsite to remove impurities, and used at around 50% methane to generate Renewable Power. Biogas can be further processed and upgraded to remove CO2 as well as remaining contaminants to increase the methane content and reach pipeline quality specifications, creating RNG. The resulting RNG can be used for all purposes suitable for traditional fossil fuel-based natural gas such as vehicle fuel (e.g., for consumer, industrial and transportation uses, or further converted to renewable hydrogen). RNG can be transported using existing natural gas pipeline infrastructure or through tube trailers. This is an important factor that enables OPAL to design, develop and operate RNG projects to generate value from production of RNG and the associated Environmental Attributes (i.e., RINs and LCFS credits) throughout the United States.

Overview of Livestock Sources

Livestock are the top agricultural source of GHG worldwide, according to the EPA. Livestock waste, particularly from dairies, produces biomethane which can be converted to RNG through the use of an ADG. After being converted to RNG, it can be sold as RNG for consumer, industrial and transportation uses, or further converted to renewable hydrogen. When RNG is produced from livestock waste and used as a vehicle fuel, it effectively reduces emissions from the transportation fleets and also from the livestock facilities that otherwise do not have to collect such methane and is often considered carbon negative. Additionally, revenues generated from dispensing RNG produced from livestock farms can be significantly higher than dispensing revenue from RNG produced from landfills due to state-level low-carbon fuel incentives for these projects.

We view dairy farms as a significant opportunity for us to expand our RNG business. Processing biogas from dairy farms requires similar expertise and capabilities as processing biogas from landfills.

The presence of our digester benefits dairy farmers in a number of ways, creating a mutually beneficial relationship. We assist in managing the waste for the dairy farmer, which they would otherwise have to manage. Additionally, processing this waste in a digester is significantly more environmentally friendly by reducing GHG emissions. Finally, a byproduct of the production process can be returned to farmers for use as bedding, alleviating the need to purchase other materials for bedding for the cows and/or adding a revenue stream for the dairy farmer when sold to third parties.

Highly Fragmented Market

The LFG market is heavily fragmented, which represents, in OPAL’s view, a good opportunity for companies like OPAL to find project opportunities. According to the EPA, the top ten players account for approximately 54% of installed LFG capacity as of September 2021, and over 90% of developers own five or fewer projects. This market dynamic creates the opportunity for consolidation by well capitalized, experienced market participants such as OPAL.

While LFG has accounted for most of the growth in Biogas Conversion Projects to date, OPAL believes that additional economically viable LFG project opportunities exist. According to the EPA LMOP project database, as of September 2021, there were 548 LFG projects in operation in the United States, including 383 operating LFG-to-electricity projects that may be converted to produce RNG, 14 construction projects, and 53 planned RNG and Renewable Power projects, as well as 483 additional candidate landfills. Based on EPA data, these 483 candidate landfills have the potential to collect a combined 346.0 million standard cubic feet of LFG per day. Based on OPAL’s industry experience, technical knowledge and analysis, OPAL believes that many of these sites are potentially economically viable for RNG project acquisitions.

Biogas from livestock farm waste also represents a significant opportunity for RNG production that remains largely untapped. According to the US Department of Agriculture, as of June 2018, biogas recovery systems are feasible at 2,704 incremental dairy farms and 5,409 incremental swine farms in the U.S. These farms have the potential to produce roughly 172.0 million MMBtu of RNG annually, or the equivalent of the carbon dioxide emissions from 1,331.0 million gallons of gasoline. Although many of the EPA identified project sites are not currently economically viable because of distance from pipelines and contaminants in the biogas, among other reasons as described above, OPAL believes that there is potential for sustained growth in biogas conversion from livestock waste sources given OPAL’s experience in evaluating sites and assessing their viability, evolving consumer preferences, regulatory conditions, ongoing waste industry trends, and project economics. Additionally, all-in prices paid for RNG from livestock farms can be significantly higher than prices for RNG from landfills due to state-level LCFS incentives for these projects. Given OPAL’s understanding of biogas processing and its market leadership in RNG, including access to a broad network of Fueling Stations for dispensing, OPAL believes that it is well-positioned to take advantage of opportunities in this emerging market. OPAL’s first dairy development project, the “Sunoma Project,” is located at Paloma Dairy, and came online in November 2021.

Well-Established Regulatory Framework

RINs are credits used by Obligated Parties for regulatory compliance as part of the RFS program. The RFS program is a federal mandate enacted by law in 2005 and updated in 2007 to incorporate renewable content into various transportation fuels. Through this RFS program, RINs can be sold to counterparties in order for them to meet their renewable standard requirements. RNG from landfills and livestock waste, among other sources, qualifies as a cellulosic biofuel with a 60% GHG reduction requirement (“D3”) RIN, which is currently the highest priced RIN and commands a premium compared to non-cellulosic renewable fuels such as ethanol and renewable diesel.

OPAL generates RINs when RNG is dispensed into vehicles as transportation fuel, and the RINs can then be sold to, and traded with, market participants who can either retire them or trade them again. By using the RINs, Obligated Parties retire the RINs for compliance purposes. Market participants in the RIN program typically include Obligated Parties and registered RIN market participants. Participants include both domestic and foreign companies.

The LCFS programs are state-level market-based programs designed to decrease carbon intensity and GHG emissions from the transportation sector. Currently, California and Oregon have established LCFS programs. Additionally, multiple jurisdictions are considering implementation of LCFS programs; for example Canada has proposed programs and Washington State’s program will begin in 2023.

The LCFS programs are attractive because the LCFS credits can be additive to RINs. In California, the most established program, the LCFS program is administered by the CARB, which sets annual CI standards. Fuel producers in the transportation fuel pool that have lower CI scores than the target established by CARB generate LCFS credits, and those with higher CI scores than the annual standard will generate deficits. A fuel producer with deficits must have enough LCFS credits through either generation or acquisitions to be in annual compliance with the annual standard. OPAL is poised to take advantage of the LCFS programs given that RNG from dairies has very low or negative CI, and therefore generates valuable credits in states with LCFS programs. Although not included in OPAL’s base case model, landfill RNG projects can attract LCFS credits as well but are not as valuable as the lower CI dairy RNG credits.

Currently, it is estimated that RNG production in the U.S. can only cover about 1% of the US heavy and medium-duty vehicles fuel market. RNG production is projected to triple by 2027, increasing the RNG industry share to as much as 2.5%. Although it is likely that utilities and other consumers will compete with the vehicle fuel market to acquire such RNG, OPAL believes that there is adequate potential to continue placing RNG volumes into the transportation market. The legislated D3 RIN requirements are many multiples of current industry production. The EPA sets an RVO each year generally in excess of what the industry is expected to produce but well below the statutory requirement. The EPA has sharply increased the required volume of the D3 RINS in recent years, with the current D3 RIN RVO level encouraging growth in the industry.

Economic Benefits Incentivize Switching to RNG

RNG vehicles, especially heavy and medium-duty commercial vehicles, not only have a lower cost of ownership than similar vehicles running on diesel, they also have a lower cost of ownership than their renewable energy peers, especially hydrogen and battery electric vehicles, assuming expected D3 RINs and LCFS pricing. This comparative advantage creates significant economic incentives for heavy and medium-duty commercial vehicle owners to favor RNG.

OPAL’s Projects

RNG Projects

Below is a table setting forth the RNG projects in OPAL’s portfolio:

	Design Capacity (MMBtus Per Year)(1)	Source of Biogas	OPAL Ownership %(2)
RNG Projects in Operation
Greentree	900,000	LFG	100%
Imperial	900,000	LFG	100%
New River	600,0000	LFG	100%
Noble Road(3)	800,000	LFG	50%/62.5%
Sunoma	200,000	Dairy	90%/30%
Subtotal	2,800,000

RNG Projects In Construction
BioTown	375,000	Dairy	10.60%
Hilltop	250,000	Dairy	100%
Michigan 1	2,200,000	LFG	50%
North Carolina 2(4)	1,100,000	LFG	50%
Pine Bend	775,000	LFG	50%/62.5%
Prince William	1,600,000	LFG	100%
Vander Schaaf	250,000	Dairy	100%
Subtotal	7,150,000

____________

(1)      Design capacity may not reflect actual production of RNG from the projects, which will depend on many variables including, but not limited to, quantity and quality of the biogas, operational up-time of the facility, and actual productivity of the facility.

(2)      Certain projects have provisions that will adjust, or “flip,” the percentage of distributions to be made to OPAL over time, typically triggered by achievement of hurdle rates that are calculated as internal rates of return on capital invested in the project.

(3)      Noble Road and New River have just recently begun operations and are in a ramp-up phase.

(4)      North Carolina 2 has secured gas rights and site access and is anticipated to begin construction in the second quarter of 2022.

Renewable Power Projects

Below is a table setting forth the Renewable Power projects in operation in OPAL’s portfolio:

	Nameplate Capacity (MW Per Hour)(1)	RNG Conversion Candidate?	Stage of RNG Conversion
California 1	5.2	Yes	In Development
California 2	6.06	Yes	In Development
California 3	3.0	No	N/A
California 4	3.2	No	N/A
California 5	1.76	No	N/A
California 6	1.6	No	N/A
California 7	6.5	No	N/A
California 8	6.5	No	N/A
Florida	2.85	No	N/A
Massachusetts 1	5.3	Yes	In Development
Massachusetts 2	3.6	No	N/A
Michigan 1E(2)	28.9	Yes	In Construction
Michigan 3	6.3	Yes	In Development
New York	5.9	No	N/A
North Carolina 1	14.4	Yes	In Development
Pennsylvania	8.0	Yes	In Development
Prince William 1E(3)	1.9	Yes	In Construction
Prince William 2E(4)	4.8	Yes	In Construction
Virginia	8.0	Yes	In Development
Total	123.77

____________

(1)      Nameplate capacity is the maximum permitted output for each facility and may not reflect actual MW production from the projects, which depends on many variables including, but not limited to, quantity and quality of the biogas, operational up-time of the facility, and actual productivity of the facility.

(2)      See RNG Projects Table above, reference “Michigan 1” under “RNG Projects In Construction.” It is currently contemplated that the Michigan 1E renewable power plant will continue limited operations on a stand-by, emergency basis through March of 2031.

(3)      See RNG Projects Table above, reference “Prince William” under “RNG Projects In Construction.” It is currently contemplated that the Prince William 1E renewable power plant will continue operations through approximately December 2022

(4)      See RNG Projects Table above, reference “Prince William” under “RNG Projects In Construction.” It is currently contemplated that the Prince William 2E renewable power plant will continue operations through approximately December 2022

For purposes of determining whether a Renewable Power project should be considered an RNG conversion candidate, OPAL uses various criteria, including (i) the quantity and quality of landfill gas, (ii) the proximity to pipeline interconnect and (iii) the ability to enter into contracts including site leases and gas rights agreements with host sites. These factors, as represented in the table above, reflect OPAL’s current views and are subject to change.

Other RNG Projects in Development

In addition to the projects listed in the tables above, OPAL is actively performing development work on eight potential projects (“RNG Projects in Development”). OPAL has identified key milestones (“Key Milestones”) that these RNG Projects in Development must achieve prior to moving into construction. These

RNG Projects in Development have achieved one or more of these Key Milestones, which include: (i) controlling the right to conduct due diligence on the project, (ii) completing the analysis of the biogas in terms of quantity and quality, (iii) securing control over the rights to the biogas and site for production of RNG, (iv) establishing the design basis for the RNG production facility, (v) negotiating engineering, procurement and construction contracts, (vi) developing an environmental regulatory compliance plan, and (vii) securing interconnection agreements with pipeline and electric utilities.

With the passage of time, the list of RNG Projects in Development is likely to be somewhat dynamic and will necessarily evolve. Not all RNG Projects in Development will achieve the Key Milestones and move into construction. Some RNG Projects in Development may need to be scaled back in order to achieve the Key Milestones. On the other hand, however, OPAL is continually pursuing opportunities for other projects that are candidates to become RNG Projects in Development.

Dispensing and Monetization Business

At present, OPAL believes the best use of RNG is as a replacement for fossil-based fuel in the heavy and medium-duty transportation sector. During 2021, OPAL dispensed 19.9 million GGEs of RNG to the transportation market, generating corresponding Environmental Attributes, utilizing its current network of 75 Fueling Stations in 18 states in the United States, including more than 20 stations in California.

In the coming years, OPAL believes it will also be able to provide hydrogen fuel to vehicle fleets, by constructing and servicing such stations as well as providing RNG for hydrogen production. As fleet operators deploy more hydrogen powered vehicles, OPAL anticipates constructing and servicing stations that use hydrogen derived from RNG to deliver low carbon hydrogen fuel to customers. OPAL is currently in the design and engineering phase of the first several of these hydrogen fueling stations.

OPAL’s Strengths

Vertical Integration of Business

The combination of Biogas Conversion Projects and Fueling Stations, together with the dispensing, generation, and monetization of the associated Environmental Attributes, differentiates OPAL from its principal competitors. This vertical integration allows for a direct pathway to qualify biogas for Environmental Attributes and offers an attractive network of Fueling Stations to heavy and medium-duty trucking fleets running on natural gas.

OPAL’s involvement across the RNG value chain, from production to dispensing of RNG, gives it the opportunity to avoid value leakage that competitors may incur by having to rely upon third-parties for either RNG supply or dispensing. The additional value captured benefits OPAL by allowing it to offer better terms to its increasing number of transportation customers. The increasing adoption of RNG as a fuel for transportation use amongst its customers subsequently gives OPAL more opportunities to secure additional gas rights for Biogas Conversion Projects.

OPAL’s vertical integration also attracts low CI project developers that need partners to market and dispense their fuel to obtain LCFS credits and provide the required economic returns on their projects. As a result, OPAL gains opportunities to source new Biogas Conversion Projects as well as secure RNG marketing agreements from these developers. In addition, fleet owners are attracted to OPAL’s biogas conversion and dispensing resources which results in the growth of dispensing, station construction and service businesses.

Management and Project Expertise

OPAL’s management team has decades of combined experience in the design, development, construction, maintenance, and operation of Biogas Conversion Projects and Fueling Stations that dispense RNG, as well as the monetization of the associated Environmental Attributes. OPAL believes that its team’s proven track record and focus give it a strategic advantage in continuing to grow OPAL’s business. OPAL’s diverse experience and integration of key technical, environmental, and administrative support functions underpin OPAL’s ability to design and operate projects and execute its day-to-day activities.

OPAL’s experience and existing project portfolio has provided access to a wide spectrum of available biogas-to-RNG and biogas-to-Renewable Power conversion technologies. OPAL is technology agnostic and bases project design on the available technologies (and related equipment) most suitable for the specific application, including membranes, media, and solvent-based gas cleanup technologies. OPAL is actively engaged in the management of each project site and regularly serves in engineering, construction management, and commissioning roles. This allows OPAL to develop a comprehensive understanding of the operational performance of each technology and how to optimize application of the technology to specific projects, including through enhancements and improvements of operating or abandoned projects. At LFG-to-RNG projects, technologies deployed at each project are relatively consistent and mature and Management has extensive experience with such technologies. At livestock waste-to-RNG projects, digester technologies may be different from site to site but upgrading technology again is fairly consistent from site to site and they have both been widely used in the past several decades. Additionally, OPAL also works with key vendors on initiatives to develop and test upgrades to existing technologies.

OPAL also has a network of experienced and creditworthy EPC contractors to perform design, development, procurement and construction services under supervision by OPAL. Typically, our current contracts for EPC services contain fixed price, date certain provisions and liquidated damages provisions, which greatly reduce the risks typically associated with construction projects. Additionally, OPAL also works with key vendors on initiatives to develop and test upgrades to existing technologies.

Access to Development Opportunities

OPAL has many relationships throughout the industry supply chain from technology and equipment providers to feedstock owners to RNG off-takers. OPAL believes that the strong reputation OPAL has attained in combination with its understanding of the various and complex requirements for generating and monetizing Environmental Attributes gives OPAL a competitive advantage relative to new market entrants. OPAL further benefits from its vertical integration by offering dispensing and monetization services to third-party developers, which can lead to project acquisition or partnership by OPAL.

OPAL leverages its relationships built over the past several decades to identify and execute new project opportunities. Typically, new development opportunities come from OPAL’s existing relationships with landfill owners and dairy developers who value OPAL’s long operating history and strong reputation in the biogas conversion industry. This includes new projects or referrals from existing partners. OPAL actively seeks to extend the term of its contracts at its project sites and views its positive relationships with the owners and managers of its host landfills and dairy farms as a contributing factor to OPAL’s ability to extend contract terms as they come due.

Large and Diverse Project Portfolio

OPAL believes that it has one of the largest and most technologically optimized Biogas Conversion Project portfolios in the RNG industry. OPAL’s ability to solve unique project development challenges and integrate such solutions across OPAL’s entire project portfolio has supported the long-term successful partnerships it has with its Biogas Conversion Project hosts. Because OPAL is able to meet the varying needs of its host partners, OPAL has a strong reputation and is actively sought out for new project and acquisition opportunities. Additionally, OPAL’s size and financial discipline generally affords it the ability to achieve priority service and pricing from contractors, service providers, and equipment suppliers.

EHS and Compliance

OPAL’s executive team places the highest priority on the health and safety of OPAL’s staff and third parties at OPAL’s sites, as well as the preservation of the environment. OPAL’s corporate culture is built around supporting these priorities, as reflected in OPAL’s well-established practices and policies. By setting and maintaining high standards in the renewable energy field, OPAL is often able to contribute positively to the safety practices and policies of its host landfills, which reflects favorably on us with potential hosts when choosing a counterparty. OPAL’s high safety standards include use of wireless gas monitoring safety devices, active monitoring of all field workers, performing regular EHS audits and using technology throughout OPAL’s safety processes from employee training in compliance with operational processes and procedures to emergency preparedness. By extension, OPAL incorporates its EHS standards into its subcontractor selection qualifications to ensure that OPAL’s commitment to high EHS standards is shared by OPAL’s subcontractors which provides further assurances to OPAL’s host landfills.

OPAL’s Strategy

Capture and Conversion Business

OPAL aims to maintain and grow its position as a leading producer and dispenser of RNG in the U.S. OPAL supports this objective through a multi-pronged strategy of:

•        promoting the reduction of methane emissions and expanding the use of renewable fuels to displace fossil-based fuels;

•        expanding OPAL’s industry position as a full-service partner for development opportunities, including through strategic transactions; and

•        expanding OPAL’s capabilities to new feedstock sources and technologies.

Promoting the Reduction of Methane Emissions and Expanding the Use of Renewable Fuels to Displace Fossil-Based Fuels

OPAL shares the renewable fuel industry’s commitment to providing sustainable renewable energy solutions and offering products with high economic and ecological value. By simultaneously replacing fossil-based fuels and reducing overall methane emissions, OPAL’s projects have a positive environmental impact. OPAL strives to optimize the economics of capturing biogas from OPAL’s host landfills and dairy farms for conversion to RNG by balancing the capital and operating costs with the current and future quality and quantity of biogas.

In addition to methane emission reduction, the increased production and use of RNG has several other environmental benefits. Anaerobically digested livestock waste produces significantly less odor than conventional storage and land application systems. The odor of stored livestock waste mainly comes from volatile organic acids and hydrogen sulfide, which has a sulphury smell. In an anaerobic digester, volatile organic compounds are reduced to methane and carbon dioxide, which are odorless gases. The volatized fraction of hydrogen sulfide is captured with the collected ADG and destroyed. Anaerobic digestion provides several water quality and land conservation benefits as well. Digesters, particularly heated digesters, can destroy more than 90% of disease-causing bacteria that might otherwise enter surface waters and pose a risk to human and animal health. Digesters also reduce biochemical oxygen demand (“BOD”). BOD is one measure of the potential for organic wastes to reduce dissolved oxygen in natural waters. Because fish and other aquatic organisms need minimum levels of dissolved oxygen for survival, farm practices that reduce BOD protect the health of aquatic ecosystems. In addition to protecting local water resources, implementing anaerobic digesters on livestock facilities improves soil health. Adding digestate to soil increases the organic matter content, reduces the need for chemical fertilizers, improves plant growth and alleviates soil compaction. Further, digestion converts nutrients in manure to a more accessible form for plants to use. The risks of water and soil contamination from flooding of open lagoons are also mitigated by digesters.

As a leading producer of RNG, OPAL believes it is imperative to its continued growth and success that OPAL remains a strong advocate for the sustainable development, deployment and utilization of RNG to reduce dependence on fossil fuels while increasing domestic energy production.

Many of OPAL’s team members have been involved in the biogas conversion industry for over 20 years. OPAL is an active participant in several industry trade organizations. OPAL’s participation in these groups allows it to align with industry colleagues to better understand the challenges facing the industry and to collaborate with them to develop creative solutions to such problems.

As an active participant in industry trade organizations, OPAL regularly participates in conferences and regulatory initiatives, including lobbying, to address key issues and promote the RNG industry. Collaborating with other industry teams provides OPAL with a holistic view of the RNG industry, which aides OPAL in identifying emerging trends and opportunities. OPAL’s participation allows it to align with industry colleagues to better understand the challenges facing the industry and to collaborate with them to develop creative solutions to such problems. OPAL is focused on maintaining and nurturing its relationships with pipeline off-takers and seeks to ensure that such relationships are a priority, including by maintaining continuous communication, enforcing stringent real-time monitoring of OPAL’s product quality, and providing materials to assist with their corporate sustainability communications.

Expanding OPAL’s Industry Position as a Full-Service Partner for Development Opportunities, Including Through Strategic Transactions

Throughout its over 20 years of biogas conversion experience, OPAL has developed the full range of biogas conversion project related capabilities from landfill gas collection system expertise, to engineering, construction, management and operations, through EHS oversight and Environmental Attributes management. By vertically integrating across RNG services, OPAL is able to reduce development and operations costs, optimize efficiencies and improve operations. OPAL’s full suite of capabilities allows it to serve as a multi-project partner for certain project hosts across multiple transactions, including through strategic transactions. To that end, OPAL actively identifies and evaluates opportunities to acquire entities that will further OPAL’s vertically-integrated services.

Expanding OPAL’s Capabilities to New Feedstock Sources and Technologies

OPAL believes that the market has not yet unlocked the full potential of RNG and Renewable Power. However, as biogas processing technology continues to improve and the required energy intensity of the RNG and Renewable Power production process is reduced, OPAL expects that it will be able to enter new markets for OPAL’s products, such as providing fuel for the production of renewable energy sources. With its experience and industry expertise, OPAL believes it is well-positioned to take advantage of opportunities to meet the clean energy needs of other industries looking to use renewable energy in their operations.

OPAL is actively reviewing opportunities beyond its core LFG and dairy RNG business. OPAL intends to diversify its project portfolio beyond landfill biogas through expansion into additional methane producing assets, while opportunistically adding third-party developed technology capabilities to boost financial performance and OPAL’s overall cost competitiveness. The drive toward voluntary and most likely regulatory-required organic waste diversion from landfills is of particular interest as OPAL leverages its current experience base. OPAL believes this trend will provide long-term growth opportunities.

Dispensing and Monetization Business

OPAL aims to maintain and increase its position as a leading provider of RNG to the heavy and medium-duty commercial vehicle market in the U.S. OPAL supports this objective through a multi-pronged strategy of:

•        promoting the reduction of GHG emissions and expanding the use of renewable fuels to displace fossil-based fuels; and

•        empowering OPAL’s customers to achieve their sustainability and carbon reduction objectives; and

Promoting the Reduction of GHG Emissions and Expanding the Use of Renewable Fuels to Displace Fossil-Based Fuels.

OPAL shares the renewable fuel industry’s commitment to providing sustainable renewable energy solutions and to offering products with high economic and ecological value. By simultaneously replacing fossil-based fuels and reducing overall methane emissions, OPAL’s business has a substantial positive environmental impact. OPAL is committed to the sustainable development, deployment, and utilization of RNG to reduce the country’s dependence on fossil fuels.

Empowering OPAL’s Customers to Achieve their Sustainability and Carbon Reduction Objectives.

In November 2021, global leaders met in Glasgow for the United Nations Climate Change Conference (COP26) to draw up a successor plan to the Paris Agreement. With evidence indicating that the Paris Agreement targets may fall short of limiting global warming to 1.5°C, governments and regulators globally face mounting public pressure to address the threat of climate change. The U.S. has re-joined the Paris Agreement and key investors have made climate change risk management a key priority: BlackRock has stated in its 2021 stewardship expectations guidelines that “[t]he events of [2020] have intensified our conviction that sustainability risk — and climate risk in particular — is investment risk” and plans to expand its engagement to the over 1,000 companies that are responsible for producing 90% of GHG emissions in its investment portfolio. Similarly, in his letter to boards, Cyrus Taraporevala, State Street’s CEO and President, said the asset manager will be elevating its focus on climate risk, noting that ahead of COP26, “policymakers are assessing progress on climate change action . . . many jurisdictions are signaling their intentions to make climate risk disclosure mandatory.” Vanguard has determined that “it is critical that public company boards fully understand and own climate-related risks.”

OPAL is well positioned to empower its customers to achieve their sustainability and carbon reduction goals. Because OPAL’s business involves the capture and transformation of waste methane into a renewable source of energy, OPAL believes its customers can significantly reduce GHG emissions from their commercial transportation activities. Further, OPAL’s RNG is available today to reduce GHG emissions and meet sustainability objectives at a cost to customers that is competitive to other fuels like diesel. OPAL also assists its customers in their transition to cleaner transportation fuels by helping them obtain federal, state and local tax credits, grants and incentives, vehicle financing, and facilitating customer selection of vehicle specifications that best meet their needs.

Competition

There are a number of other companies operating in the renewable energy and waste-to-energy space, ranging from other project developers to service or equipment providers.

OPAL’s primary competition is from other companies or solutions for access to biogas from waste. Evolving consumer preferences, regulatory conditions, ongoing waste industry trends, and project economics have a strong effect on the competitive landscape and OPAL’s relative ability to continue to generate revenues and cash flows. OPAL believes that based on (i) its status as one of the largest operators of LFG-to-RNG projects, (ii) its over 20-year track record of operating and developing projects, (iii) its vertically integrated business platform, (iv) its deep relationships with some of the largest landfill owners, and (v) its relationships with dairy farms in the country, OPAL is well-positioned to continue to operate and grow its portfolio and respond to competitive pressures. OPAL has demonstrated a track record of strategic flexibility across its over 20-year history which has allowed OPAL to pivot towards projects and markets that it believes deliver optimal returns and shareholder value in response to changes in market, regulatory and competitive pressures.

The biogas market is heavily fragmented. OPAL believes that both its size compared to other LFG companies and its capital structure puts OPAL in a strong position to compete for new project development opportunities or acquisitions of existing projects. However, competition for such opportunities, including the prices being offered for gas supply, will impact the expected profitability of projects, and may make projects unsuitable to pursue. Likewise, prices being offered by OPAL’s competitors for fuel supply may increase the royalty rates that OPAL pays under its fuel supply agreements when such agreements expire and need to be renewed or when expansion opportunities present themselves at the landfills where OPAL’s projects currently operate. It is also possible that more landfill owners and dairy farm owners may seek to install their own RNG production facilities on their sites, which would reduce the number of opportunities for us to develop new projects. OPAL’s overall size, reputation, access to capital, experience and decades of proven execution on LFG project development and operation position OPAL to compete strongly amongst its industry peers.

OPAL is aware of several competitors in the U.S. that have a similar business model to OPAL’s own, including Clean Energy Fuels (Nasdaq: CLNE), Archaea Energy (NYSE: LFG), U.S. Gain, Montauk Renewables (Nasdaq: MNTK), Brightmark, AMP Energy and Morrow Renewables, as well as companies with biogas-to-energy facilities as a segment or subsidiary of their operations, including DTE, SJI, UGI, Kinder Morgan, and Ameresco. In addition, certain landfill operators such as Waste Management have also chosen to selectively pursue biogas conversion projects at their sites.

Governmental Regulation

General

Each of our projects is subject to federal, state and local air quality, solid waste, and water quality regulations and other permitting requirements. Specific construction and operating permit requirements may differ among states. Specific permits we frequently must obtain when developing our projects include: air permits, nonhazardous waste management permits, pollutant discharge elimination permits, zoning and beneficial use permits. Our existing projects must also maintain compliance with relevant federal, state and local EHS requirements.

Our RNG projects are subject to federal RFS program regulations, including the Energy Policy Act of 2005 (the “EPACT 2005”) and EISA. The EPA administers the RFS program with volume requirements for several categories of renewable fuels. The EPA’s RFS regulations establish rules for fuel supplied and administer the RIN system for compliance, trading credits and rules for waivers. The EPA calculates a blending standard for each year based on estimates of gasoline usage from the Department of Energy’s Energy Information Agency. Separate quotas and blending requirements are determined for cellulosic biofuels, biomass-based diesel, advanced biofuels and total renewable fuel. Further, we are required to register each RNG project with the EPA and relevant state regulatory agencies. We qualify our RINs through a voluntary Quality Assurance Plan, which typically takes from three to five months from first injection of RNG into the commercial pipeline system. Further, we typically make a large investment in the project prior to receiving the regulatory approval and RIN qualification. In addition to registering each RNG project, we are subject to quarterly audits under the Quality Assurance Plan of our projects to validate our qualification.

Our RNG projects are also subject to state renewable fuel standard regulations. By way of example, the LCFS program in California requires producers of petroleum-based fuels to reduce the CI of their products by at least 10% by 2020 and 20% by 2030 from a 2010 baseline. Petroleum importers, refiners and wholesalers can either develop their own low-carbon fuel products or buy California LCFS credits from other companies that develop and sell low-carbon alternative fuels, such as biofuels, electricity, natural gas or hydrogen. We are subject to a qualification process similar to that for RINs, including verification of CI levels and other requirements that currently exists for LCFS credits in California.

The EPA under the Clean Air Act regulates (the “CAA”) emissions of pollutants to protect the environment and public health and contains provisions for New Source Review (the “NSR”) permits and Title V permits. New Biogas Conversion Projects may be required to obtain construction permits under the NSR program. The combustion of biogas results in emissions of carbon monoxide, oxides of nitrogen, sulfur dioxide, volatile organic compounds and particulate matter. The CAA and state and local laws and regulations impose significant monitoring, testing, recordkeeping and reporting requirements for these emissions. Requirements vary for control of these emissions, depending on local air quality. Applicability of the NSR permitting requirements will depend on the level of emissions resulting from the technology used and the project’s location. Many Biogas Conversion Projects must obtain operating permits that satisfy Title V of the 1990 CAA Amendments. The operating permit describes the emission limits and operating conditions that a facility must satisfy and specifies the reporting requirements that a facility must meet to show compliance with all applicable air pollution regulations. A Title V operating permit must be renewed every five years. Even when a biogas project does not require a Title V permit, the project may be subject to other federal, state and/or local air quality regulations and permits.

In addition, our operations and the operations of the landfills at which we operate may be subject to New Source Performance Standards and emissions guidelines, pursuant to the CAA, applicable to municipal solid waste landfills and to oil and gas facilities. Among other things, these regulations are designed to address the emission of methane, a potent GHG, into the atmosphere.

Before an RNG project can be developed, all the Resource Conservation and Recovery (the “RCRA”) Subtitle D requirements (requirements for nonhazardous solid waste management) must be satisfied. In particular, methane is explosive in certain concentrations and poses a hazard if it migrates beyond the project boundary. Biogas collection systems must meet RCRA Subtitle D standards for gas control. RNG projects may be subject to other federal, state and local regulations that impose requirements for nonhazardous solid waste management.

Certain Biogas Conversion Projects may be subject to federal requirements to prepare for and respond to spills or releases from tanks and other equipment located at these projects and provide training to employees on operation, maintenance and discharge prevention procedures and the applicable pollution control laws. At such projects, we may be required to develop spill prevention, control and countermeasure plans to memorialize our preparation and response plans and to update them on a regular basis.

Our operations may result in liability for hazardous substances or other materials placed into soil or groundwater. Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or other federal, state or local laws governing the investigation and cleanup of sites contaminated with hazardous substances, we may be required to investigate and/or remediate soil and groundwater contamination at our projects, contiguous and adjacent properties and other properties owned and/or operated by third parties.

Additionally, Biogas Conversion Projects may need to obtain National Pollutant Discharge Elimination System permits if wastewater is discharged directly to a receiving water body. If wastewater is discharged to a local sewer system, Biogas Conversion Projects may need to obtain an industrial wastewater permit from a local regulatory authority for discharges to a Publicly Owned Treatment Works. The authority to issue these permits may be delegated to state or local governments by the EPA. The permits, which typically last five years, limit the quantity and concentration of pollutants that may be discharged. Permits may require wastewater treatment or impose other operating conditions to ensure compliance with the limits. In addition, the Clean Water Act and implementing state laws and regulations require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities.

FERC

FERC regulates the sale of electricity at wholesale and the transmission of electricity in interstate commerce pursuant to its regulatory authority under the Federal Power Act. FERC also regulates certain natural gas transportation and storage facilities and services, and regulates the rates and terms of service for natural gas transportation in interstate commerce under the Natural Gas Act and the Natural Gas Policy Act.

With respect to electricity transmission and sales, FERC’s jurisdiction includes, among other things, authority over the rates, charges and other terms for the sale of electricity at wholesale by public utilities (entities that own or operate projects subject to FERC jurisdiction) and for transmission services. With respect to its regulation of the transmission of electricity, FERC requires transmission providers to provide open access transmission services, which supports the development of competitive markets by assuring nondiscriminatory access to the transmission grid. FERC has also encouraged the formation of RTOs to allow greater access to transmission services and certain competitive wholesale markets administered by ISOs and RTOs.

In 2005, the U.S. federal government enacted the EPACT 2005 conferring new authority for FERC to act to limit wholesale market power if required and strengthening FERC’s civil penalty authority (including the power to assess fines of up to $1.3 million per day per violation, as adjusted due to inflation), and adding certain disclosure requirements. EPACT 2005 also directed FERC to develop regulations to promote the development of transmission infrastructure, which provides incentives for transmitting utilities to serve renewable energy projects and expanded and extended the availability of U.S. federal tax credits to a variety of renewable energy technologies, including wind power. EPACT 2005’s market conduct, penalty and enforcement provisions also apply to fraud and certain other misconduct in the natural gas sector.

Qualifying Facilities

The Public Utility Regulatory Policies Act (“PURPA”) established a class of generating facilities that would receive special rate and regulatory treatment, termed QFs. There are two categories of QFs: qualifying small power production facilities and qualifying cogeneration facilities. A small power production facility is a generating facility of 80 MW or less whose primary energy source is hydro, wind, solar, biomass, waste, or geothermal. A cogeneration facility is a generating facility that produces electricity and another form of useful thermal energy (such as heat or steam) in a way that is more efficient than the separate production of both forms of energy. QFs are generally subject to reduced regulatory requirements. Small power production facilities up to 20 MW and “eligible” facilities as defined by section 3(17)(E) of the Federal Power Act are exempt from rate regulation under Sections 205 and 206 of the Federal Power Act.

In addition, PUHCA provides FERC and state regulatory commissions with access to the books and records of holding companies and other companies in holding company systems. It also provides for the review of certain costs. Companies that are holding companies under PUHCA solely with respect to one or more exempt wholesale generators, certain QFs or foreign utility companies are exempt from these PUHCA books and records requirements.

State Utility Regulation

While federal law provides the utility regulatory framework for our sales of electricity at wholesale in interstate commerce, there are also important areas in which state regulatory control over traditional public utilities that fall under state jurisdiction may have an effect on our projects. For example, the regulated electricity utility buyers of electricity from our projects are generally required to seek state public utility commission approval for the pass through in retail rates of costs associated with PPAs entered into with a wholesale seller. Certain states, such as New York, regulate the acquisition, divestiture, and transfer of some wholesale power projects and financing activities by the owners of such projects. California, which is one of our markets, requires compliance with certain operations and maintenance reporting requirements for wholesale generators. In addition, states and other local agencies require a variety of environmental and other permits.

State law governs whether an independent generator or power marketer can sell retail electricity in that state, and whether gas can be sold by an entity other than a traditional, state-franchised gas utility. Some states, such as Florida, prohibit most sales of retail electricity except by the state’s franchised utilities. In other states, such as New Jersey and Pennsylvania, an independent generator may sometimes sell retail electricity power to a co-located or adjacent business customer, and a gas supplier can sometimes make on-premises or adjacent-premises gas deliveries to a single plant or customer. Some states, such as Massachusetts and New York, permit retail power and gas marketers to use the facilities of the state’s franchised utilities to sell power and/or gas to retail customers as competitors of the utilities.

RNG Production and Sale

Our projects typically convert biogas to RNG for sale as a fuel product. FERC regulates the natural gas pipelines that transport gas in interstate commerce, and specifies or approves a gas pipeline’s tariff that sets the rates, terms and conditions, gas quality, and other requirements applicable to transportation of natural gas on the pipelines, including shipping RNG. Our sites are not permitted, and may not be physically able, to deliver RNG to a FERC-regulated pipeline unless the pipeline’s receipt of the gas is consistent with the standards adopted in the pipeline’s FERC tariff. State regulators determine whether RNG may be purchased by the state’s local gas utilities, and whether a site operator may directly sell gas to a retail, or direct end-use, customer. Purely local gas sales not utilizing FERC-regulated or certificated facilities are typically not subject to FERC gas regulation. The local distribution of gas to end-use customers by a state-regulated gas utility is also typically outside the scope of FERC’s gas regulatory jurisdiction. The opening and operation of a landfill or dairy farm that is expected to produce gas does not ordinarily require a FERC certificate or the acceptance by FERC of a gas tariff.

Future Regulations

The regulations that are applicable to our projects vary according to the type of energy being produced and the jurisdiction of the facility. As part of our growth strategy, we are looking to grow by pursuing development and acquisition opportunities. Such opportunities may exist in jurisdictions where we have no current operations and, as such, we may become exposed to different regulations for which we have no experience. Some states periodically revisit their regulation of electricity and gas sales. Other states, such as South Carolina and Florida, have adhered to traditional exclusive franchise practices, and in these and other states most electricity and gas customers may receive service only from a utility that holds an exclusive geographic franchise to provide service at that customer’s location. In some states that have experienced energy price hikes or market volatility, such as New York, Texas and California, investments in expanding facilities or buying or building additional facilities may be subject to changing regulatory requirements that may encourage competitive market entry.

Effect of Existing or Probable Government Regulations on Our Business

Our business is affected by numerous laws and regulations on the international, federal, state and local levels, including energy, environmental, conservation, tax and other laws and regulations relating to our industry. Failure to comply with any laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

We believe that our operations comply in all material respect with applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive an effect on our operations than on other similar companies in our industry. We do not anticipate any material capital expenditures to comply with international, federal and state environmental requirements. See “Information about OPAL Fuels — Legal Proceedings.”

Segments and Geographic Information

For information regarding revenues and other information regarding OPAL’s results of operations for each of OPAL’s last two fiscal years by financial reporting segment, please refer to OPAL’s financial statements included in this proxy statement/prospectus and within “OPAL Fuels’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Facilities

Our corporate headquarters are located in White Plains, New York, where we occupy approximately 13,600 square feet of shared office space with an affiliate of Fortistar pursuant to an Administrative Services Agreement. See “Certain Relationships and Related Party Transactions — OPAL Related Persons Transaction — Administrative Services Agreement.” We believe that this office space is adequate for our needs for the immediate future and that, should it be necessary, we can lease additional space to accommodate any future growth.

Our services office and maintenance facility is located in Oronoco, Minnesota, where we own and occupy an 20,000 square foot building of combined office space, maintenance shop and loading dock located on 3.25 acres. The building was acquired in September 2018 and is adequate for needs for the immediate future. Should it be necessary, we believe we can expand the building to accommodate future growth.

Our construction office and maintenance facility is located in Rancho Cucamonga, California, where we occupy approximately 29,935 square feet of combined office space, maintenance shop and loading dock. Our lease expires on January 31, 2023, and we have an option to extend the lease for one additional term of 24 months. We believe that the space that we currently lease is adequate for our needs for the immediate future but we will likely seek additional space during the course of 2022 to accommodate future growth, which we believe will be available to us on satisfactory terms.

As of May 1, 2022, we own and operate 24 projects, 5 of which are RNG projects and 19 of which are Renewable Power projects. See “— OPAL’s Projects” for further summary of our projects.

Employees

As of March 31, 2022, OPAL had approximately 273 full-time employees, all of whom are located in the United States. None of OPAL’s employees are subject to a collective bargaining agreement and OPAL believes it has a good relationship with its employees.

Legal Proceedings

From time to time, we are involved in various legal proceedings, lawsuits and claims incidental to the conduct of our business, some of which may be material. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us.

City of Albany Matter

On March 10, 2020, the City of Albany (“City”) commenced an action against two of our subsidiaries, Albany Energy LLC (“Albany Energy”) and NEO Albany L.L.C. (“NEO”), in the Supreme Court of the State of New York, County of Albany alleging that Albany Energy and NEO have defaulted in their obligation to utilize the Landfill Gas and convert it to electricity, depriving the City of royalty payments. The City has not quantified this portion of its claim. In addition, the City is alleging that Albany Energy was unjustly enriched when it applied for and received money under the section 1603 Grant program that was part of the American Recovery and Reinvestment Act of 2009. NEO and Albany Energy have counterclaimed against the City, alleging that the City failed in its contractual obligation and refused to deliver landfill gas that it collected in quantities that would make NEO and Albany Energy’s production of electricity commercially viable. This failure includes the City’s refusal to modify its landfill gas flare to operate in a more efficient manner.

The City, in May of 2021, moved for partial summary judgment on its claim for half of the 1603 grant payment (approximately $1.0 million) and NEO and Albany Energy moved in opposition to the City’s motion. On September 29, 2021, the judge in the proceeding issued his decision rejecting the City’s claim that it was entitled to one-half of the 1603 Grant. Unless the City appeals the judge’s decision and wins a reversal, this claim cannot be pursued further. As of this writing, the City has not appealed.

Arbor Hills Matters

One of our subsidiaries, Arbor Hills Energy LLC (“AHE”), has received various notices of violation from the Michigan Department of Environment, Great Lakes and Energy (“EGLE”) and the EPA relating to alleged violations of the Clean Air Act and Part 55 of the Michigan Natural Resources and Environmental Protection Act. On March 3, 2020, AHE received an Enforcement Letter from the U.S. Department of Justice seeking to resolve these alleged violations through settlement in a Consent Decree that would include civil fines and penalties and injunctive relief. The parties have entered into a consent decree, which was formally entered by the court in December 2021, that resolves the matter and which requires that the Company pay a fine in the approximate amount of $750,000, payable in three installments over two years, and install a sulfur treatment system in accordance with the schedule set forth in the Consent Decree.

Virginia Matters

On July 30, 2021, Richmond Energy, a Company subsidiary, entered into a Consent Order with the Virginia Department of Environmental Quality (“VDEQ”) related to an October 31, 2019 notice of violation for a failed source test conducted by VDEQ, which identified exceedances in total sulfur, volatile organic compounds and sulfur dioxide emissions from the Old Dominion landfill gas facility in Henrico, VA. Pursuant to the Consent Order, Richmond Energy paid a $99,000 penalty and is required to modify the facilities permit to account for these emissions. The Richmond Energy facility has been shut down since April 3, 2020 while Richmond Energy modifies the facility’s permit, which will require the installation of a chiller treatment system at an estimated cost of $1.0 million. The facility is expected to be back online within the next twelve months.

On June 26, 2020, Richmond Energy declared a Force Majeure event under its PPA with Old Dominion Electric Cooperative (“ODEC”). The Force Majeure declaration stated that inspections of its this landfill gas-to-electric facility under a scheduled maintenance outage revealed extensive damage to the engine generator sets. The Richmond Energy facility, which is currently shut down as described in the previous paragraph, is currently undertaking significant capital expenditures, in cooperation with the landfill owner, and expects facility to restart during the next twelve months. In early 2022, Richmond Energy received an invoice and associated correspondence from ODEC asserting aggregated liquidated damages under the ODEC PPA for calendar years 2020 and 2021, reflecting the cover value of renewable energy certificates that would have been generated in those years, in the amount of $467,320.74. Richmond and ODEC entered into a settlement agreement whereby Richmond Energy would pay ODEC the specified damages for calendar years 2020 and 2021, as well as those to be assessed for calendar year 2022. On February 8, 2022, Richmond paid ODEC $467,320.74 pursuant to this settlement agreement; liquidated damages for calendar year 2022, if any, will be assessed by ODEC during the first quarter of 2023.

Ohio Edison Arbitration Demand

Noble Road RNG LLC (“Noble Road”), a subsidiary of OPAL Fuels, and Ohio Edison Company (“Ohio Edison”) entered into several contracts pursuant to which Ohio Edison agreed to, among other things furnish to Noble Road alternating current, sixty cycle, three phase electrical energy at approximately 12,500 volts, up to approximately 2,100 kW of capacity, and agreed to construct upgrades to Ohio Edison’s facilities to serve the required load to Noble Road’s RNG facility.

Noble Road sent Ohio Edison an arbitration demand on January 24, 2022 alleging that, as a result of Ohio Edison’s failure to perform under the contracts, Noble Road was substantially delayed in completing its commission activities at its RNG facility and, although it has been able to maintain operations through use of generators, is unable to operate the equipment at its RNG facility at expected capacity. In addition, Noble Road asserts that Ohio Edison’s breach of the contracts has caused and continues to cause substantial damage. In its demand, Noble Road has stated that it is willing to defer arbitration in order to allow the parties to focus on reaching a consensual resolution and has proposed that the parties agree to hold the arbitration in abeyance while current efforts to resolve the problems are ongoing. Noble Road has not yet received a response from Ohio Edison.

ARCLIGHT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “ArcLight,” “we,” “us” or “our” refer to ArcLight prior to the consummation of the Business Combination. The following discussion and analysis should be read in conjunction with the financial statements and related notes of ArcLight included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting ArcLight’s current expectations, estimates and assumptions concerning events and financial trends that may affect ArcLight’s future operating results or financial position. Actual results and timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

ArcLight is a blank check company incorporated on January 13, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. ArcLight’s sponsor is ArcLight CTC Holdings II, L.P., a Delaware limited partnership (our “Sponsor”).

ArcLight’s registration statement for its IPO was declared effective on March 22, 2021. On March 25, 2021, ArcLight consummated its IPO of 31,116,305 units (the “Units” and, with respect to the ArcLight Class A ordinary shares included in the Units being offered, the “Public Shares”), including the partial exercise of the underwriters’ option to purchase 3,616,305 additional Units (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of approximately $311.2 million, and incurring offering costs of approximately $17.6 million, of which approximately $10.9 million was for deferred underwriting commissions.

Simultaneously with the closing of the IPO, ArcLight consummated the private placement (“Private Placement”) of 9,223,261 warrants (each, an “ArcLight Private Placement Warrant” and collectively, the “ArcLight Private Placement Warrants”), at a price of $1.00 per ArcLight Private Placement Warrant with the Sponsor, generating gross proceeds of approximately $9.2 million.

Upon the closing of the IPO and the Private Placement, approximately $311.2 million of the net proceeds of the IPO and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and invested in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, or (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by ArcLight, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below.

If ArcLight is unable to complete a business combination within the Combination Period (unless such date is extended in accordance with the Existing Organizational Documents), ArcLight will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to ArcLight to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the ArcLight Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to ArcLight’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

As of March 31, 2022, ArcLight had approximately $559,000 in cash held outside of the Trust Account and approximately $311.2 million held in marketable securities, in the Trust Account.

Proposed Business Combination

On December 2, 2021, ArcLight entered into the Business Combination Agreement. In connection with the Business Combination, ArcLight also entered into the Subscription Agreements and the Sponsor Letter Agreement, as further described in “Business Combination Proposal — Related Agreements.”

At the closing of the Business Combination, the New OPAL Holders will enter into the Investor Rights Agreement and the TRA Participants will enter into the Tax Receivable Agreement.

Results of Operations

ArcLight’s entire activity since inception through March 31, 2022 relates to our formation, the preparation for the IPO, and since the closing of the IPO, the search for a prospective initial business combination. ArcLight has neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents and non-operating income in the form of interest and investment income on investments held in Trust Account from the proceeds derived from the IPO. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. Additionally, we recognize non-cash gains and losses within other income (expense) related to changes in recurring fair value measurement of ArcLight’s warrant liabilities at each reporting period.

For the three months ended March 31, 2022, ArcLight had a net loss of approximately $320,000 from changes in the value of derivative warrant liabilities of approximately $271,000, offset by approximately $128,000 million in general and administrative costs and financing costs attributable to the warrant liabilities of approximately $463,000.

Liquidity and Capital Resources

As of March 31, 2022, ArcLight had approximately $559,000 in its operating bank account and working capital of approximately $1.1 million.

ArcLight’s liquidity needs up to March 31, 2022 had been satisfied through a payment of $25,000 from the Sponsor to cover certain expenses on behalf of ArcLight in exchange for the issuance of the founder shares (as defined below), a loan under a promissory note from the Sponsor of approximately $172,000 (the “Note”), and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Note was repaid in full on March 26, 2021. In addition, in order to finance transaction costs in connection with an initial business combination, ArcLight’s officers, directors and Initial Shareholders may, but are not obligated to, loan ArcLight funds as may be required (“Working Capital Loans”). On May 16, 2022, ArcLight entered into a non-interest bearing promissory note with the Sponsor for $1,000,000. To date, there are no amounts outstanding under any Working Capital Loans.

Based on the foregoing, ArcLight’s management believes that ArcLight will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of ArcLight’s officers and directors to meet ArcLight’s needs through the earlier of the consummation of an initial business combination or one year from the filing of ArcLight’s Form 10-Q for the three months ending March 31, 2022. Over this time period, ArcLight will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the initial business combination.

ArcLight continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the condensed balance sheet. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Contractual Obligations

ArcLight does not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities, other than an administrative services agreement to pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to ArcLight.

Critical Accounting Policies

This management’s discussion and analysis of ArcLight’s financial condition and results of operations is based on ArcLight’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. of America. The preparation of ArcLight’s financial statements requires ArcLight to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in ArcLight’s financial statements. On an ongoing basis, ArcLight evaluates its estimates and judgments, including those related to fair value of financial instruments and accrued expenses. ArcLight bases its estimates on historical experience, known trends and events and various other factors that ArcLight believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. ArcLight has identified the following as its critical accounting policies:

Class A Ordinary Shares Subject to Possible Redemption

ArcLight accounts for ArcLight Class A ordinary shares subject to possible redemption in accordance with the guidance in A the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). ArcLight Class A ordinary shares subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable ArcLight Class A ordinary shares (including ArcLight Class A ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within ArcLight’s control) are classified as temporary equity. At all other times, ArcLight Class A ordinary shares are classified as shareholders’ equity. The ArcLight Class A ordinary shares feature certain redemption rights that are considered to be outside of ArcLight’s control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2022, 31,116,305 ArcLight Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of ArcLight’s condensed balance sheet.

Immediately upon the closing of the IPO, ArcLight recognized the accretion from initial book value to redemption amount, which approximates fair value. The change in the carrying value of ArcLight Class A ordinary shares subject to possible redemption resulted in charges against additional paid-in capital (to the extent available), accumulated deficit and ArcLight Class A ordinary shares.

Derivative Warrant Liabilities

ArcLight does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. ArcLight evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The ArcLight Warrants issued in the IPO, the underwriters’ exercise of their overallotment option and ArcLight Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, ArcLight recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to remeasurement at each balance sheet date until exercised, and any change in fair value is recognized in ArcLight’s statement of operations. The fair value of ArcLight Warrants issued in connection with the IPO and Private Placement were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the ArcLight Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of ArcLight Warrants issued in connection with the IPO have subsequently been measured based on the listed market price of such warrants. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Investments Held in Trust Account

ArcLight’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When ArcLight’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When ArcLight’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in net gain on investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Net Income (Loss) Per Ordinary Share

ArcLight has two classes of shares: ArcLight Class A ordinary shares and ArcLight Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted-average number of ArcLight ordinary shares outstanding during the periods. ArcLight has not considered the effect of the ArcLight Warrants sold in the IPO and the Private Placement to purchase an aggregate of 15,446,522, of the ArcLight Class A ordinary shares in the calculation of diluted net income (loss) per share, since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share for the three months ended March 31, 2022. Accretion associated with the ArcLight Class A ordinary shares subject to possible redemption is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for ArcLight on January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. ArcLight is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

ArcLight’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on ArcLight’s financial statements.

Off-Balance Sheet Arrangements

As of March 31, 2022, ArcLight did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. ArcLight qualifies as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. ArcLight is electing to delay the adoption of new or revised accounting standards, and as a result, ArcLight may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

As an “emerging growth company”, ArcLight is not required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the IPO or until ArcLight is no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2020, ArcLight was not subject to any market or interest rate risk. Following the consummation of ArcLight’s IPO, the net proceeds of ArcLight’s IPO, including amounts in the Trust Account, have been invested in certain U.S. government obligations with a maturity of 185 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, ArcLight believes there will be no associated material exposure to interest rate risk.

OPAL FUELS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References included in this OPAL Fuels Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “OPAL”, “we”, “us”, “our”, and the “Company” refer to OPAL Fuels and its consolidated subsidiaries. The following discussion and analysis should be read in conjunction with OPAL Fuels’ unaudited condensed consolidated financial statements as of March 31, 2022 and for the three months ended March 31, 2022 and 2021, its audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020, the related notes, and other information included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read in conjunction with Unaudited Pro Forma Condensed Combined Financial Information. In addition to historical information, this discussion and analysis includes certain forward-looking statements which reflect our current expectations. OPAL Fuels’ actual results may materially differ from these forward-looking statements.

Overview

OPAL is a renewable energy company specializing in the capture and conversion of biogas for the (i) production of RNG for use as a vehicle fuel for heavy and medium-duty trucking fleets, (ii) generation of Renewable Power for sale to utilities, (iii) generation and sale of Environmental Attributes associated with RNG and Renewable Power, and (iv) sales of RNG as pipeline quality natural gas. OPAL also designs, develops, constructs, operates and services Fueling Stations for trucking fleets across the country that use natural gas to displace diesel as their transportation fuel. The Biogas Conversion Projects currently use landfill gas and dairy manure as the source of the biogas. In addition, OPAL has recently begun implementing design, development, and construction services for hydrogen fueling stations, and OPAL is pursuing opportunities to diversify its sources of biogas to other waste streams.

We separately design, develop, construct, operate and service fueling stations for vehicle fleets across the country that dispense RNG and/or CNG to displace diesel as a fleet transportation fuel. During the first quarter of 2022, OPAL dispensed 6.1 million gasoline gallon equivalents (“GGE”)s of RNG to the transportation market, generating corresponding Environmental Attributes, utilizing its current network of 225 Fueling Stations in 39 states in the United States, including more than 28 stations in California. This is a substantial increase from 75 total stations due to 129 new fueling stations from one fuel dispensing contract. OPAL has served as the general contractor or supervised qualified third-party contractors and completed over 350 Fueling Station projects and services more than 5,000 trucks on a daily basis.

OPAL was formed in December 2020 as a wholly owned subsidiary of OPAL HoldCo (the “Parent Company”) under the laws of the State of Delaware. On December 31, 2020, Fortistar and certain of its affiliated entities (for purposes of this discussion, our “Ultimate Parent”) contributed their respective ownership interests in the following legal entities to OPAL in a common-control reorganization: TruStar Energy Holdings LLC, Fortistar RNG LLC, Fortistar Methane 3 Holdings LLC, Fortistar Methane 3 LLC, Fortistar Contracting LLC, and Fortistar Methane 4 LLC. OPAL accounted for its receipt of these interests as a transfer under common control, and accordingly retained the historical basis of accounting by its Ultimate Parent as if the entities had always been held by OPAL.

Recent Developments

Business

On November 29, 2021, we entered into a purchase and sale agreement with NextEra for the Environmental Attributes generated by the RNG Fuels business. Under this agreement, we plan to sell a minimum of 90% of the Environmental Attributes generated and will receive net proceeds based on the agreed upon price less a specified discount. A specified volume of Environmental Attributes sold per quarter will incur a small fee per environmental attribute in addition to the specified discount. The agreement became effective in the first quarter of 2022. During the three months ended March 31, 2022, we earned net revenues after discount of $13,265 thousand under this contract which was recorded as part of our “RNG fuels” revenue.

On December 10, 2021, we entered into a new 50/50 joint venture and formed Emerald RNG LLC (“Emerald”) to convert an existing electric facility into an RNG facility. As of March 31, 2022, we contributed $5,643 thousand as our share of capital investment towards the project. Additionally, we contributed $11,000 subsequent to the quarter end.

Financing

During the first quarter of 2022, we drew down an additional $15,000 thousand available under the OPAL term loan. As of March 31, 2022, an additional $35,000 thousand would be made available to us when the three additional RNG facilities become operational out of which one of the RNG facilities completed construction and came online in February 2022. We expect that the $35,000 thousand will be available for us during second half of 2022.

On November 29, 2021, Mendocino Capital LLC (“NextEra”) subscribed for up to 1,000,000 Series A preferred units, which are issuable (in whole or in increments) at our discretion prior to June 30, 2022. As of March 31, 2022, we issued 250,000 units for total proceeds of $25,000 thousand. We issued an additional 250,000 units and drew down $25,000 thousand subsequent to the quarter end.

Key Factors and Trends Influencing our Results of Operations

The principal factors affecting our results of operations and financial condition are the markets for RNG, Renewable Power, and associated Environmental Attributes, and access to suitable biogas production resources. Additional factors and trends affecting our business are discussed in “Risk Factors” elsewhere in this proxy statement/prospectus.

Market Demand for RNG

Demand for our converted biogas and associated Environmental Attributes, including RINs and LCFS credits, is heavily influenced by United States federal and state energy regulations together with commercial interest in renewable energy products. Markets for RINs and LCFS credits arise from regulatory mandates that require refiners and blenders to incorporate renewable content into transportation fuels. The EPA annually sets proposed RVOs for D3 RINs in accordance with the mandates established by the EISA. The EPA’s issuance of timely and sufficient annual RVOs to accommodate the RNG industry’s growing production levels is necessary to stabilize the RIN market. The current authorization for the EPA’s issuance of RVOs will expire beginning in 2023, and the EPA may issue RVOs under a modified system that has yet to be developed, which creates additional uncertainty as to RIN pricing. On the state level, the economics of RNG are enhanced by low-carbon fuel initiatives, particularly well-established programs in California and Oregon (with several other states also actively considering LCFS initiatives similar to those in California and Oregon). Federal and state regulatory developments could result in significant future changes to market demand for the RINs and LCFS credits we produce. This would have a corresponding impact to our revenue, net income, and cash flow.

Commercial transportation, including heavy-duty trucking, generates approximately 30% emissions of overall CO₂ and other climate-harming GHGs in the United States, and transitioning this sector to low and negative carbon fuels is a critical step towards reducing overall global GHG emissions. The adoption rate of RNG-powered vehicles by commercial transportation fleets will significantly impact demand for our products.

We are also exposed to the commodity prices of natural gas and diesel, which serve as alternative fuel for RNG and therefore impact the demand for RNG.

Expected Availability of Renewable Gas Sources

Our revenue growth is directly tied to our procurement of biogas extraction rights from landfill and livestock farm owners. As of March 2022, the EPA had identified 474 undeveloped candidate landfills in the U.S. with the potential to collect a combined 337 million standard cubic feet of LFG per day, or the equivalent of carbon dioxide emissions from approximately 60,000 barrels of oil. Additionally, the U.S. Department of Agriculture had identified over 2,700 dairy farms and 5,400 swine farms in the U.S. as of June 2018 where biogas recovery systems could be feasible, with an aggregate potential to produce roughly 172 million MMBtu of RNG annually, or the equivalent of the carbon dioxide emissions from 1,331 million gallons of gasoline. We face competition for these sites from a heavily fragmented market of other RNG producers, with over 90% of landfill gas developers owning five or fewer projects as of March 2022, according to the EPA. As the market for biogas evolves, the competition for these sites and the rates required by biogas site owners may adversely affect our ability to generate profitable growth.

Renewable Power Markets

We also generate revenues from sales of RECs and Renewable Power generated by our biogas-to-Renewable Power projects. RECs exist because of legal and governmental regulatory requirements, and a change in law or in governmental policies concerning Renewable Power, LFG, or the sale of RECs could be expected to affect the market for, and the pricing of, the RECs that we can generate through production at our Biogas Conversion Projects. We periodically evaluate opportunities to convert existing biogas-to-Renewable Power projects to RNG production. This strategy has been an increasingly attractive avenue for growth when RNG from landfills became eligible for D3 RINs. We have been negotiating with several of our Renewable Power off-takers to enter arrangements that would free up the LFG resource to produce RNG. Changes in the price we receive for RECs and Renewable Power, together with the revenue opportunities and conversion costs associated with converting our LFG sites to RNG production, could have a significant impact on our future profitability.

Key Components of Our Results of Operations

We generate revenues from the sale of RNG fuel, Renewable Power, and associated Environmental Attributes, and from the construction, fuel supply, and servicing of Fueling Stations for commercial transportation vehicles. These revenue sources are presented in our statement of operations under the following captions:

•        RNG Fuel.    Revenues are derived from the production and sale of RNG and Environmental Attributes to public utilities and other credit-worthy third parties, including direct sales of RNG to commercial fueling stations. We generally sell brown gas in the spot market, RIN and LCFS credits under a medium-term contract, and CNG under 10-year contracts. Contract pricing is generally based on market price at the time of delivery, and our contracts generally do not have minimum volume commitments. Revenues presented under this caption include the results of our reportable segments “RNG Fuel Supply” and “RNG Fuel Dispensing.”

•        Renewable Power.    Revenues are derived from the production and sale of both Renewable Power and RECs to public utilities and other credit-worthy counterparties under Power Purchase Agreements (“PPA”)s and other arrangements throughout the United States. The majority of our Renewable Power and REC production is sold together on a bundled basis under long-term contracts with fixed per-unit pricing, and without minimum volume commitments. Additionally, we receive revenue from public utilities to maintain capacity so that peak electricity demand may be met on an as-needed basis and from operating and maintenance agreements with landfill owners to maintain the site’s gas collection system. In an effort to reduce volatility in our revenues earned from sale of Renewable Power, we enter into certain commodity swap arrangements from time to time. In these arrangements, we deliver megawatt hour (“MWh”) capacity and receive a variable price based on market conditions. We convert this variable fee to a fixed fee by paying or receiving funds from the counterparty to the commodity swap arrangement based on the difference between the contract fixed price and the market price. Revenues presented under this caption include the results of our reportable segments “Renewable Power 3 Portfolio” and “Renewable Power 4 Portfolio.”

•        Fuel Station Services.    Revenues are derived from our services to design and construct RNG vehicle fueling stations for fleet operators, and to provide ongoing maintenance services to station owners. Our design and construction arrangements are generally performed within one year and have a guaranteed maximum fixed price. Our maintenance services are generally performed under medium to long-term contracts with volume-based pricing. Revenues presented under this caption include the results of our reportable segments “Fuel Construction Services” and “Fuel Station Services.”

Our costs of sales associated with each revenue category are as follows:

•        RNG Fuel.    Includes royalty payments to biogas site owners for the gas we capture; service provider costs; salaries and other indirect expenses related to the production process; utilities; transportation, storage, and insurance; and depreciation of production facilities.

•        Renewable Power.    Includes land usage costs; service provider costs; salaries and other indirect expenses related to the production process; utilities; and depreciation of production facilities.

•        Fuel Station Services.    Include equipment supplier costs; service provider costs; and salaries and other indirect expenses.

Selling, general, and administrative expense consists of costs involving corporate overhead functions, including cost of services provided to us by an affiliate, and marketing costs.

Depreciation and amortization primarily relate to depreciation associated with property, plant, and equipment and amortization of acquired intangibles arising from PPAs and interconnection contracts. We are in the process of expanding our RNG and Renewable Power production capacity and expect depreciation costs to increase as new projects are placed into service. During the three months ended March 31, 2022, one of our Renewable Power generating facilities was shut down due to gas issues and a RNG facility is expected to be built on the same site. Accordingly, the Company wrote off the remaining net book value of the facility and recorded accelerated depreciation of $235 thousand on the facility in its condensed consolidated statement of operations for the three months ended March 31, 2022.

See our period-over-period comparisons below for more information about our performance for the three months ended March 31, 2022 and 2021, as well as the fiscal years ended December 31, 2021 and 2020.

Comparison of the Three Months Ended March 31, 2022, and 2021, and the Fiscal Years Ended December 31, 2021 and 2020

The following table presents the period-over-period change for each line item in the Company’s statement of operations for the three months ended March 31, 2022 and 2021 and the fiscal years ended December 31, 2021 and 2020.

	Three Months Ended March 31,		$ Change	% Change	Fiscal Year Ended December 31,		$ Change	% Change
(in thousands)	2022	2021			2021	2020
Revenues:
RNG fuel	$25,142	$4,979	$20,163	405%	$70,360	$11,545	$58,815	509%
Renewable power	9,124	10,961	(1,837)	(17)%	45,324	51,250	(5,926)	(12)%
Fuel station service	14,781	8,283	6,498	78%	50,440	54,911	(4,471)	(8)%
Total revenues	49,047	24,223	24,824	102%	166,124	117,706	48,418	41%
Operating expenses:
Cost of sales – RNG fuel	14,487	2,652	11,835	446%	41,075	7,376	33,699	457%
Cost of sales – Renewable power	8,408	9,034	(626)	(7)%	31,152	37,755	(6,603)	(17)%
Cost of sales – Fuel station service	12,979	6,706	6,273	94%	42,838	45,037	(2,199)	(5)%
Selling, general, and administrative	10,855	4,925	5,930	120%	29,380	20,474	8,906	43%
Depreciation, amortization, and accretion	3,313	1,988	1,325	67%	10,653	8,338	2,315	28%
Impairment of assets	—	—	—	—%	—	17,689	(17,689)	(100)%
Gain on termination of PPA	—	—	—	—%	—	(1,292)	1,292	100%
Loss (gain) on sale/disposal of assets	—	—	—	—%	—	165	(165)	(100)%
Total expenses	50,042	25,305	24,737	98%	155,098	135,542	19,556	14%
Operating (loss) income	(995)	(1,082)	87	8%	11,026	(17,836)	28,862	162%
Other income (expense)
Interest and financing expense, net	(3,051)	(1,314)	(1,737)	(132)%	(7,467)	(6,655)	(812)	(12)%
Realized and unrealized gain (loss) on derivative financial instruments	236	50	186	372%	99	(2,197)	2,296	105%
(Loss) income from equity method investments	(657)	1,831	(2,488)	(136)%	2,268	(475)	2,743	577%
Gain on acquisition of equity method investment	—	—	—	—%	19,818	—	19,818	100%
Gain on deconsolidation of entities	—	—	—	—%	15,025	—	15,025	100%
Gain on PPP loan forgiveness	—	—	—	—%	—	1,792	(1,792)	(100)%
Net income (loss)	(4,467)	(515)	(3,952)	(767)%	40,769	(25,371)	66,140	261%
Paid-in-kind preferred dividends	717	—	717	100%	210	—	210	100%
Net loss attributable to non-controlling interests	(242)	(88)	(154)	(175)%	(804)	(13)	(791)	(6085)%
Net income (loss) attributable to OPAL Fuels LLC	$(4,942)	$(427)	(4,515)	(1057)%	$41,363	$(25,358)	66,721	263%

Revenues

RNG Fuel

Revenue from RNG Fuel increased by $20,163 thousand, or 405%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. This change was attributable primarily to $15.6 million increase from acquiring the remaining 56% interest in Beacon and the execution of a new customer sales agreement for Environmental Attributes. Beacon was accounted for as an equity method investment for the three months ended March 31, 2021. There was an increase of $2.9 million from generation and sale RINs and LCFS in our fuel dispensing segment and $0.5 million increase additional brown gas sales of 100,000 GGEs from three additional Fueling Stations. Additionally, we had two additional RNG facilities come online as compared to the same prior year period which brought in additional revenues of $0.5 million.

Revenue from RNG Fuel increased by $58,815 thousand, or 509%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to the introduction of Beacon revenues upon consolidation in 2021 and the execution of a new customer sales agreement for Environmental Attributes effective in 2021 resulting in an increase of revenues by $47.3 million. Additionally, there was an increase in revenues earned from environmental credit sales by $8.1 million primarily due to volumes, and an increase in fuel dispensing sales by $2.9 million as a result of increase in third party dispensing and in-house fueling stations.

Renewable Power

Revenue from Renewable Power decreased by $1,837 thousand, or 17%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. This change was attributable primarily due to a decrease of $1.0 million from gas production downtime related to the conversion of a facility from Renewable Power to RNG. Additionally, there was a decrease of $0.4 million due to unplanned maintenance at three facilities and a $0.4 million decrease in unrealized loss on commodity swaps.

Revenue from Renewable Power decreased by $5,926 thousand, or 12%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to a decrease of $3.1 million from the reduction in production volumes as a result of closure of two facilities which were impaired in December 2020. Additionally, there was a reduction of $1.3 million due to change in fair value of commodity swap contracts, a $0.7 million decrease due to the expiration of an existing contract, and a $0.6 million decrease from lower volume of REC sales.

Fuel Station Service

Revenue from Fuel Station Service increased by $6,498 thousand, or 78% for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. This change was primarily attributable to a increase of $5.8 million construction revenue from additional projects and an increase of $0.6 million from additional service volumes from the additional nine new fueling service sites.

Revenue from Fuel Station Service decreased by $4,471 thousand, or 8%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This was primarily attributable to a decrease of revenue by $7.2 million from third party construction projects which were delayed into 2022, partially offset by an increase in revenues from fuel station services by $2.6 million as we built new Fuel Stations during the year.

Cost of sales

RNG Fuel

Cost of sales from RNG Fuel increased by $11,835 thousand, or 446%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. This change was attributable primarily to the introduction of Beacon’s cost of sales upon consolidation in the second quarter of 2021 resulting in an increase of $6.4 million and is in line with corresponding increase in revenues in the same period as described above. Additionally, there was an increase of $4.8 million in costs from generation of additional RINs and LCFS and $0.4 million from operation of three additional Fueling Stations.

Cost of sales from RNG Fuel increased by $33,699 thousand, or 457%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to the introduction of Beacon’s cost of sales upon consolidation in 2021 resulting in an increase of $22.4 million, a $1.9 million increase in development costs for building new RNG facilities, and a $8.8 million increase relating to increased dispensing fees from an increased volume of environmental credits generated.

Renewable Power

Cost of sales from Renewable Power decreased by $626 thousand, or 7%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The decrease is primarily attributable to $0.4 million decrease in LFG expense and royalty expense at one of our facilities due to lower Renewable Power generation due to gas issues.

Cost of sales from Renewable Power decreased by $6,603 thousand, or 17%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change is attributable primarily to closure of two facilities which were previously impaired in December 2020, a $0.4 million decrease as a result of lower royalty fees, and a $2.5 million decrease relating to timing of major maintenance on existing facilities.

Fuel Station Service

Cost of sales from Fuel Station Service increased by $6,273 thousand, or 94%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. This change was primarily attributable to an increase of $5.5 million from construction of additional projects and a increase of $0.8 million increase from the start-up and operation of nine new fueling service sites.

Cost of sales from Fuel Station Service decreased by $2,199 thousand, or 5%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to a decrease in costs recognized for third party construction projects due to delays into 2022 by $5.2 million offset by increase in the cost of construction project by $2.8 million.

Selling, general, and administrative

Selling, general, and administrative expenses increased by a total of $5,930 thousand, or 120%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. This change was attributable primarily to higher employee headcount and related compensation and benefit expenses of $2.6 million to support our organic growth year-over-year, increase of $2.3 million in professional fees and audit fees relating to our efforts to become a publicly traded company, increase of $1.0 million in IT related expenses as we are investing to improve our technology platforms and $0.4 million in insurance and marketing expenses.

Selling, general, and administrative expenses increased by a total of $8,906 thousand, or 43%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to higher employee headcount and related compensation and benefit expenses by $5.8 million to support our organic growth year-over-year, and a $4.6 million increase in professional fees related to audit, tax, legal and consulting fees. These costs are related to setting up the administrative, compliance, and governance structure required for operating a public company but they do not qualify for capitalization. The noted increases were partially offset by a gain of $1,513 thousand recorded as a reduction of Selling, general and administrative expenses relating to a legal settlement.

Depreciation, amortization, and accretion

Depreciation, amortization, and accretion increased by a total of $1,325 thousand, or 67%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. This change was attributable primarily to the introduction of Beacon’s property, plant and equipment balances upon consolidation in the second quarter of 2021 increasing our depreciation expense by $0.6 million. Additionally, there was a increase of $0.3 million due to Sunoma becoming operational in December 2021 and $0.2 million relating to shut down of one of our Renewable Power generation facilities.

Depreciation, amortization, and accretion increased by a total of $2,315 thousand, or 28%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to the introduction of Beacon’s property, plant and equipment balances upon consolidation in 2021 increasing our depreciation expense by $2.1 million, a $0.4 million increase from new downstream dispensing sites becoming operational, a $0.1 million increase from one additional RNG facility becoming operational during the fourth quarter of 2021, partially offset by a $0.3 million decrease due to lower depreciation on assets in our Renewable Power business because of the impairment recognized in December 2020.

Interest and financing expense, net

Interest and financing expenses, net, increased by $1,737 thousand, or 132%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. This change was primarily due to increase in outstanding debt from OPAL term loan resulting in increase in interest expense of $1.0 million (includes $0.2 million of amortization of deferred financing costs), $1.0 million of paid-in-kind interest on Convertible note payable relating to acquisition of Beacon, $0.5 million increase from Sunoma loan as the interest expense was expensed for the three months ended March 31, 2022 where as the interest was capitalized in the same period prior year as because the construction was completed during the first quarter of 2022 offset by savings of $0.5 million on Trustar revolving credit facility as it was paid down in October 2021 and $0.5 million increase in interest income from Note receivable.

Interest and financing expenses, net decreased by $812 thousand, or 12%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase is primarily attributable to the increase in the interest on the convertible note payable of $3.3 million, $0.6 million increase in interest on the OPAL term loan, partially offset by a decrease of $0.9 million in interest on the senior secured facility, a $1.7 million decrease in interest on the Trustar revolver facility which was repaid in October 2021, and a $489 thousand increase in income received from patronage dividends in the current year compared to prior year.

Realized and unrealized gain (loss) on interest rate swaps

Realized and unrealized gain on interest rate swaps increased by $186 thousand, or 372%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. This change was attributable primarily to fair value adjustments in connection with our interest rate swaps.

Realized and unrealized loss on interest rate swaps increased by $2,296 thousand, or 105%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to fair value adjustments in connection with our interest rate swaps.

Income (loss) from equity method investment

Net income (loss) attributable to equity in method investments decreased by $2,488 thousand, or 136%, for the three months ended March 31, 2022, compared to the three months ended March 31, 2021. This change was attributable primarily to a decrease of $1.8 million from Beacon income being accounted for under the equity method in the first quarter of 2021 and a consolidated subsidiary thereafter. Additionally there was a decrease of $0.6 million related to Pine Bend and Noble Road losses being recognized under the equity method beginning in the first quarter of 2022 compared to being consolidated in the first quarter of 2021, and there was a decrease of $0.1 million related to the introduction of Biotown losses under the equity method in the fourth quarter of 2021.

Net income (loss) attributable to equity method investments increased by $2,743 thousand, or 577%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to the increase in net income of Beacon of $2,392 thousand offset by our share of net loss in GREP of $124 thousand as compared to net loss of $475 thousand for the year ended December 31, 2020. Upon the step acquisition of the 56% of controlling interest in Beacon in May 2021, the results of Beacon were consolidated in the financial statements.

Gain on acquisition of equity method investment

There was no gain on equity method investment for the three months ended March 31, 2022 and 2021.

The gain on acquisition of equity method investment increased by $19,818 thousand, or 100%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to our step acquisition of the remaining interest in Beacon in May 2021.

Gain on deconsolidation of entities

There was no gain on deconsolidation of entities for the three months ended March 31, 2022 and 2021.

As of December 31, 2021, the Company re-assessed its equity interests in Pine Bend and Noble Road under ASC 810, Consolidation, and determined the entities no longer meet any of the characteristics of a variable interest entity primarily because the two projects are fully funded and there is sufficient equity at risk as of December 31, 2021. The Company determined that it should account for its interests in both entities under the equity method of accounting pursuant to ASC 323, Investments Equity Method and Joint Ventures, prospectively, as the Company has the ability to exercise significant influence, but not control, over both entities.

Prior to December 31, 2021, the Company consolidated these entities in accordance with the variable interest entity model guidance under ASC 810, Consolidation. Upon deconsolidation, the Company remeasured the fair value of the retained investment and recognized a gain of $3,145 thousand on Pine Bend and $11,880 thousand on Noble Road in its consolidated statement of operations for the year ended December 31, 2021 and a corresponding increase in its basis in “Investment in other entities” on its consolidated balance sheet as of December 31, 2021. The fair value of the retained investment was measured based on discounted cash flows model in which the future net cash flows from the two RNG facilities were discounted to their present value using a discount factor of 20%.

Paid-in-kind preferred dividends

On November 29, 2021, the Company entered into an exchange agreement with Hillman whereby Hillman exchanged its ownership interests in the four RNG projects of $30,000 thousand into 300,000 series A-1 preferred units at par value of $100 per unit and 1.4% of the common units in the Company. On the same day, the Company entered into a subscription agreement with NextEra for up to 1,000,000 Series A preferred units, which are issuable (in whole or in increments) at the Company’s discretion prior to June 30, 2022. As of March 31, 2022, the Company issued 250,000 units for total proceeds of $25,000 thousand.

Both Series A preferred units and Series A-1 preferred units carry an interest of 8% dividend payable quarterly either in cash or paid-in-kind for the first eight quarters at the option of the Company. The Company recorded the dividend payable of $600 thousand on Series A-1 preferred units and $116 thousand on Series A preferred units for the three months ended March 31, 2022 as to be paid-in-kind.

There was no paid-in-kind preferred dividend for the three months ended March 31, 2021.

There was no paid-in-kind preferred dividend for the years ended December 31, 2021 and 2020.

Liquidity and Capital Resources

Liquidity

We have historically funded our operations and growth with equity and debt financing. As part of issuing our financial statements, we evaluated whether there were any conditions and events that raise substantial doubt about our ability to continue as a going concern over the next twelve months. In performing the first step of this assessment, we concluded that the following conditions raise substantial doubt about our ability to meet our financial obligations as they come due within one year after the date that the financial statements are issued:

•        We have history of net losses from our operations. We have retained earnings of $10,758 as of March 31, 2022 and cash used in operating activities of $8,985 for the three months ended March 31, 2022;

•        We have $95,478 of our outstanding debt coming due during the remaining nine months in 2022;

•        We also considered our projected capital expenditures to fund our growth plans.

As of March 31, 2022, our liquidity consisted of cash and cash equivalents including restricted cash of $52,966 thousand. We would have additional $35,000 thousand available under the OPAL term loan in second half of 2022 upon the commencement of operations of three additional RNG facilities and the NextEra Subscription Agreement for an additional $100,000 thousand out of which $25,000 thousand was drawn in March 2022 and an additional $25,000 thousand subsequent to the quarter end. The proposed Business Combination and PIPE Investment are expected to raise approximately $301,000 thousand, net of transaction expenses and assuming no shareholder redemptions from the cash in trust.

We expect that our available cash following the consummation of the Business Combination and PIPE Investment, together with our other assets, expected cash flows from operations, and available lines of credit under various debt facilities will be sufficient to meet our existing commitments for a period of at least twelve months following the date of this proxy statement/prospectus. Any reduction in demand for our products or our ability to manage our production facilities may result in lower cash flows from operations which may impact our ability to make investments and may require changes to our growth plan. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

To fuel future growth, we may seek additional capital through equity offerings or debt financings. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our project development efforts. We may be unable to obtain any such additional financing on acceptable terms or at all. Our ability to access capital when needed is not assured and, if capital is not available when, and in the amounts, needed, we could be required to delay, scale back or abandon some or all of our development programs and other operations, which could materially harm our business, prospects, financial condition, and operating results.

As of March 31, 2022, we had total indebtedness excluding the deferred financing costs of $247,506 thousand in principal amount which primarily consists of $80,134 thousand under Senior secured credit facility, $59,730 thousand under the Convertible note payable, $88,389 thousand under the OPAL term loan, $223 thousand under the Municipality loan, and $19,030 thousand under Sunoma loan.

As part of our operations we have arrangements for office space for our corporate headquarters under the Administrative Services Agreement as well as operating leases for office space, warehouse space, and our vehicle fleet.

We intend to make payments under our various debt instruments when due and pursue opportunities for earlier repayment and/or refinancing if and when these opportunities arise.

See Note 7, Borrowings, to our condensed consolidated financial statements.

Cash Flows

The following table presents the Company’s cash flows for the three months ended March 31, 2022 and 2021, and the years ended December 31, 2021 and 2020.

	Three Months Ended March 31,		Fiscal Year Ended December 31,
(in thousands)	2022	2021	2021	2020
Net cash (used in) provided from operating activities	$(8,985)	$5,753	$18,856	$2,287
Net cash used in investing activities	(22,509)	(12,956)	(117,204)	(22,179)
Net cash provided from financing activities	42,406	12,629	125,014	21,453
Net increase in cash, restricted cash, and cash equivalents	$10,912	$5,426	$26,666	$1,561

Net Cash Provided by Operating Activities

Net cash used in operating activities for the three months ended March 31, 2022 was $8,985 thousand, a decrease of $14,738 thousand compared to net cash provided of $5,753 thousand for the three months ended March 31, 2021. The decrease in cash provided by operating activities was primarily attributable to an increase in net operating losses year over year and negative working capital changes.

Net cash provided by operating activities for the year ended December 31, 2021 was $18,856 thousand compared to the $2,287 thousand for the year ended December 31, 2020. The increase in cash provided by operating activities was primarily attributable to an increase in top line revenue growth as well as profitability due to the step acquisition of Beacon, and the sale and pricing increase of environmental credits year over year.

Net Cash Used in Investing Activities

Net cash used in investing activities for the three months ended March 31, 2022 was $22,509 thousand, an increase of $9,553 thousand compared to the $12,956 thousand used in investing activities for the three months ended March 31, 2021. This was primarily driven by construction of various RNG generation and dispensing facilities.

Net cash used in investing activities for the year ended December 31, 2021 was $117,204 thousand, compared to the $22,179 thousand used in investing activities for the year ended December 31, 2020. This was primarily driven by the purchase of property, plant, and equipment for $89,646 thousand relating to construction of various RNG generation and dispensing facilities, cash paid for 20% equity interest of another RNG facility of $1,570 thousand, cash acquired from business acquisition of $1,975 thousand, deconsolidation of VIEs net of cash of $21,208 thousand, and disbursements for note receivable of $10,450 thousand.

Net Cash Provided by Financing Activities

Net cash provided from financing activities for the three months ended March 31, 2022 was $42,406 thousand, an increase of $29,777 thousand compared to the $12,629 thousand provided from financing activities for the three months ended March 31, 2021. This was primarily driven by issuance of preferred units for total proceeds of $25,000 thousand, proceeds from OPAL term loan of $15,000 thousand, proceeds from Sunoma loan $1,506 thousand, capital contribution from a joint venture $5,643 thousand offset by debt repayments of $1,219 thousand and $1,611 thousand on Senior Secured Facility and OPAL term loan, respectively, and $1,858 thousand paid as financing costs.

Net cash provided from financing activities for the year ended December 31, 2021 was $125,014 thousand, compared to the $21,453 thousand for the year ended December 31, 2020. This was primarily driven by partial divesting of ownership interests in our RNG generating construction projects to NextEra for $21,579 thousand, issuance of non-controlling interest to Hillman of $16,639 thousand, contributions from non-controlling interests from NextEra of $7,804 thousand, contributions from Hillman of $13,361 thousand, contributions from members of $7,531 thousand proceeds from OPAL term loan $75,000 thousand, and proceeds from the construction loan under the Sunoma loan of $15,679 thousand which was offset by repayment of term loan under Senior secured credit facility of $4,901 thousand, purchase of non-controlling interests of $5,000 thousand, financing costs paid to lenders of $3,607 thousand and distributions to members of $3,695 thousand.

Capital Expenditures

We require cash to fund our capital expenditures, operating expenses and working capital and other requirements, including costs associated with fuel sales; outlays for the design and construction of new Fueling Stations and RNG production facilities; debt repayments and repurchases; maintenance of our electrification production facilities supporting our operations, including maintenance and improvements of our infrastructure; supporting our sales and marketing activities, including support of legislative and regulatory initiatives; any investments in other entities; any mergers or acquisitions, including acquisitions to expand our RNG production capacity; pursuing market expansion as opportunities arise, including geographically and to new customer markets; and to fund other activities or pursuits and for other general corporate purposes.

As of March 31, 2022, we have budgeted for $446,957 thousand in capital expenditures for the next 12 months, of which $232,253 thousand is committed under existing contracts. These expenditures do not include any expected contributions from our joint venture and non-controlling interest partners and primarily relate to our development of new RNG facilities and the purchase of equipment used in our Fueling Station services and Renewable Power operations. We plan to fund these expenditures primarily through cash on hand, cash generated from operations, and cash from the Business Combination and PIPE Investment.

MANAGEMENT OF OPAL FUELS PRIOR TO THE BUSINESS COMBINATION

Throughout this section, unless otherwise noted “we”, “us”, “our” and “OPAL” refer to OPAL Fuels LLC and its consolidated subsidiaries.

The following table sets forth certain information regarding our executive officers and members of the board of managers of OPAL as of the filing of this proxy statement/prospectus.

Name	Age	Position(s)
Adam Comora	50	Co-Chief Executive Officer
Jonathan Maurer	63	Co-Chief Executive Officer
Ann Anthony	55	Chief Financial Officer
David Unger	52	Executive Vice President
Anthony Falbo	55	Chief Operating Officer
Scott Edelbach	52	Executive Vice President
Hugh Donnell	68	Senior Vice President
John Coghlin	55	General Counsel
Mark Comora	81	Chairman of Board of Managers
Nadeem Nisar	49	Member of Board of Managers
Scott Dols	58	Member of Board of Managers

Executive Officers:

Adam Comora has served in the role as Co-Chief Executive Officer of OPAL since December 2020. Mr. Comora was also with Fortistar from February 2011 until January 1, 2022 (when effective as of such time he resigned all his positions with Fortistar and its affiliated entities other than OPAL Fuels), where among other things he served as President and Chief Executive Officer of TruStar Energy which now comprises the dispensing and monetization segment of OPAL. Mr. Comora is expected to serve as Co-Chief Executive Officer of New OPAL following the consummation of the Business Combination. Prior to joining Fortistar, Mr. Comora was a partner at EnTrust Capital, an asset management firm based in New York City, where he was an integral part of the investment team managing long only equities, a long/short strategy launched in February 1999 and a fund of funds launched in 2003. While at EnTrust, assets under management grew from $1 billion to $6 billion. Prior to EnTrust Comora was an Analyst and Associate at JP Morgan Investment Bank from 1994-1998. Mr. Comora received his Bachelor of Arts in Economics and Government from Cornell University. Mr. Adam Comora is the son of Mr. Mark Comora.

Hugh Donnell serves as Senior Vice President, Business Development and Sustainability at OPAL and has been with the company since April 2022. Prior to joining OPAL, Mr. Donnell worked at Cummins Inc. for 28 years in a variety of roles including new product development, commercial strategy, product sales, and in the role of National Account Executive. In his most recent role at Cummins, reporting to the President of CWI Joint Venture, he was responsible for the business growth and market development of renewable natural gas engines, which included working closely with state and federal government air quality agencies. Mr. Donnell serves several advisory roles and is a board member of Natural Gas Vehicles America. He received his Bachelor of Arts from University of Southern Maine.

Jonathan Maurer has served in the role as Co-Chief Executive Officer of OPAL since December 2020 and is expected to serve in the same capacity with New OPAL following the consummation of the Business Combination. Mr. Maurer previously served as a Managing Director of Fortistar until January 1, 2022 (when effective as of such time he resigned all his positions with Fortistar and its affiliated entities other than OPAL Fuels), where he was Co-Head of Fortistar’s Investment Team and led all management and investment activities associated with Fortistar’s renewable natural gas, landfill gas to power, and biomass energy investments. Additionally, prior to January 1, 2022, Mr. Maurer served as a Managing Director of Fortistar Sustainable Solutions Corp. (Nasdaq: FSSI). Mr. Maurer also served as a member of Fortistar’s management and investment committees. Prior to his appointment at OPAL, Mr. Maurer served at Fortistar for over 30 years and previously was a commercial banker with JP Morgan Chase & Co. Mr. Maurer has an MBA from Columbia Business School and a Bachelor of Arts from St. Lawrence University.

Ann Anthony has served as the Chief Financial Officer of OPAL since April 2021 and is expected to serve in the same capacity with New OPAL following the consummation of the Business Combination. Prior to joining OPAL, from November 2019 to April 2021, Ms. Anthony was the Chief Financial Officer and Secretary of Key Capture Energy, LLC, a start-up private equity funded battery storage company where she was responsible for managing all financial and HR processes for the start-up company. Before joining Key Capture Energy, LLC, Ms. Anthony served from 2008 to 2019 in various capacities with South Jersey Industries, Inc, a public energy services holding company, most recently leading finance and accounting as the Principal Financial Officer of SJI Utilities and Vice President and Treasurer of South Jersey Industries, Inc, the public registrant. Ms. Anthony received her Master of Business Administration and her Bachelor of Science in Finance from St. Joseph’s University.

David Unger has served in the role as Executive Vice President of OPAL since December 2020. Mr. Unger is expected to serve in the same capacity with New OPAL following the consummation of the Business Combination. Mr. Unger served at Fortistar from February 2018 until January 1, 2022 (when effective as of such time he resigned all his positions with Fortistar and its affiliated entities other than OPAL Fuels), where he served as a Senior Vice President. Mr. Unger previously worked for Waste Management, Inc. for 23 years and developed their RNG and CNG monetization lines of business. Mr. Unger has developed over 70 renewable energy facilities, including RNG, LFG to electricity, and Solar. Mr. Unger managed Waste Management’s California CNG truck assets, monetizing both internally produced RNG and third-party sources RNG. In 2015 and 2016, Mr. Unger was selected to Waste Management’s “Circle of Excellence” for outstanding achievement. Mr. Unger has a Bachelor of Sciences in Renewable Natural Resources from the University of Connecticut and a Master of Business Administration from the University of New Haven.

Anthony Falbo is the Chief Operating Officer of OPAL Fuels and has been with the company since December 2020. From 2006 until December 2020, Mr. Falbo served in a similar capacity as Senior Vice President at Fortistar. Mr. Falbo has over 36 years of experience working in the energy sector, both in the management of operating energy facilities as well as construction management. During his time at Fortistar, Mr. Falbo participated in the acquisition of over 30 landfill gas to energy power projects and developed a best-in-class operating team. Prior to joining Fortistar, from 1991 to 2006, Mr. Falbo served as an electrical power generation Supervisor for NAES Corporation. From 1985 – 1991, Mr. Falbo worked in the U.S. Navy Nuclear Power Program onboard submarines. Mr. Falbo received his Bachelor of Science from State University of New York Empire State College, where he continues his Master level coursework.

Scott Edelbach has served in the role as the Executive Vice President of OPAL since December 2020. Mr. Edelbach was a founder of TruStar Energy which was formed in 2009. Prior to joining TruStar Energy, Mr. Edelbach worked at Oshkosh Truck Corporation for 18 years where his last position was Vice President of the Refuse Division. At Oshkosh Truck Corporation, Edelbach led the company to become the first major OEM in the U.S. to build and integrate natural gas fuel systems into large class 8 trucks and was part of the development teams creating heavy duty electric hybrid chassis and utility bodies such as garbage trucks and concrete mixers that were to be used for commercial application in the U.S. and European markets. Mr. Edelbach received his Bachelor’s in Business Management from Southwestern University.

John Coghlin has served as the General Counsel of OPAL since June 2021 and is expected to serve in the same capacity with OPAL following the consummation of the Business Combination. Prior to joining OPAL, Mr. Coghlin served as Senior Vice President and General Counsel of Colt Defense, a manufacturing firm based in West Hartford, Connecticut. From 2007 to 2014, Mr. Coghlin served as the Chief Operating Officer and General Counsel at Healthcor Group, a global registered investment advisor. Prior to Healthcor Mr. Coghlin served as Senior Vice President and General Counsel of Citizens Financial Group, a division of Royal Bank of Scotland. Mr. Coghlin began his career as an associate with the law firm of Rogers & Wells. Mr. Coghlin received his Juris Doctorate from Boston College School of Law and his Bachelor of Arts from Tufts University.

Board of Managers

Mark S. Comora is the Founder and President of Fortistar. Since founding Fortistar in 1993, Mr. Comora has led Fortistar’s growth in the decarbonization of power generation, transportation fuels, and industrial processes. Mr. Comora is the chairman of Fortistar’s management and investment committees. Additionally, Mr. Comora currently serves as Chairman of the Board of Directors of Fortistar Sustainable Solutions Corp (Nasdaq: FSSI) and as a member of Board of Managers at Braven Environmental, LLC (“Braven Environmental”). Mr. Comora is an Officer and Member of the Board of the American Museum of Fly Fishing and a past member of the board of directors of the Independent Power Producers of New York and the board of directors of the Equipment Leasing Association and Leasing Foundation. Mr. Comora is a CPA and has an MBA from Columbia University and a BA from the University of Michigan. Mr. Mark Comora is the father of Mr. Adam Comora.

Nadeem Nisar has been serving as a Managing Director of Fortistar since July 2008, where he serves as Head of Fortistar’s Investment Team. Mr. Nisar is a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies. Mr. Nisar is also the Chief Executive Officer of Fortistar Sustainable Solutions Corp. Mr. Nisar also serves on the board of directors of several of Fortistar’s portfolio companies, including Fortistar Sustainable Solutions Corp, Carbonfree Chemicals LLC, Braven Environmental and Pellucere Technologies. Since joining Fortistar in 2008, Mr. Nisar has been executing Fortistar’s successful long-term strategy of sponsoring control investments in large scale power generation and energy infrastructure companies as well as leading Fortistar’s growth equity investments in biofuels, carbon capture and circular economy sectors. Prior to Fortistar, Mr. Nisar was a member of Deutsche Bank AG’s Power & Utilities group and Credit Suisse Securities (USA) LLC’s M&A and Global Energy teams where he advised on $30 billion in M&A and $20 billion in financing transactions. Mr. Nisar has a BS in Electrical Engineering from Washington University and a BA in Physics and Economics from Ohio Wesleyan University.

Scott Dols is the CEO of several waste-related companies. Mr. Dols is the Founder and, since 2002, has served as CEO of Big Truck Rental, which is a provider of new refuse and roll off rental trucks and provides waste haulers access to the latest model trucks. Mr. Dols is also a past Chairman of the National Waste & Recycling Association and currently serves on the Supplier Board of Governors. Mr. Dols also currently sits on the board of the Environmental Research & Education Foundation, which provides research and educational initiatives that translate directly into action for sustainable waste management practices.

Board Composition

The business and affairs of OPAL are managed under the direction of its board of managers, which currently consists of three members. The members of OPAL’s board of managers were elected pursuant to the provisions of the current OPAL operating agreement. In connection with the proposed Business Combination, we will enter into an amended and restated operating agreement, as discussed in the sections entitled “The Business Combination Agreement — Related Agreements — Second Amended and Restated Limited Liability Company Agreement” beginning on page 142 of this proxy statement/prospectus, and OPAL Fuels will cease to be managed by a board of managers and will be instead managed by New OPAL, its managing member.

EXECUTIVE COMPENSATION

As an “emerging growth company” OPAL Fuels has elected to provide the scaled disclosure provided for pursuant to Item 402(l) of Regulation S-K promulgated by the SEC. The following section describes the significant elements of OPAL Fuels’ executive compensation program, prior to the Business Combination, with particular emphasis on the process for determining compensation payable to OPAL Fuels’ Co-Chief Executive Officers and other two most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”). OPAL Fuels’ executive officers are listed below (of which Mr. Comora, Mr. Mauer, Mr. Unger and Mr. Edelbach are NEOs):

•        Adam Comora, Co-Chief Executive Officer

•        Jonathan Maurer, Co-Chief Executive Officer

•        Ann Anthony, Chief Financial Officer

•        Anthony Falbo, Chief Operating Officer

•        David Unger, Executive Vice President

•        Scott Edelbach, Executive Vice President

OPAL Fuels was formed effective as of December 30, 2020 by our controlling stockholder as a combination of four companies (collectively, the “Predecessor Companies”), and any description contained herein regarding any time prior to such date may relate to one or more of OPAL Fuels’ Predecessor Companies.

Overview and Compensation Committee

Historically, the Chairman of the OPAL Fuels board of directors and boards of directors of our predecessor companies has been responsible for setting the compensation of OPAL Fuels’ Co-Chief Executive Officers and Chief Financial Officer, and for working with OPAL Fuels’ Co-Chief Executive Officers to set the compensation for the other executive officers. In anticipation of becoming a public company, the New OPAL Board intends to form a compensation committee (the “Compensation Committee”) and adopt a written charter for the Compensation Committee providing that the Compensation Committee will, among other things, assist the New OPAL Board in its oversight of executive compensation, director compensation and executive compensation disclosure.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to New OPAL Fuels’ principal executive officers during OPAL Fuels’ fiscal year ended December 31, 2021 (the “2021 Fiscal Year”) and New OPAL Fuels’ two other most highly compensated executive officers during the 2021 Fiscal Year (collectively, the “NEOs”)

2021 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)(2)	Total ($)
Adam Comora,	2021	396,366	750,000	—	—	19,500	1,165,866
Co-Chief Executive Officer
Jonathan Maurer,	2021	380,519	750,000	—	—	26,000	1,156,519
Co-Chief Executive Officer
Scott Edelbach,	2021	293,623	202,366	—	—	11,593	507,582
Executive Vice President
David Unger,	2021	325,923	340,000	—	—	19,835	685,758
Executive Vice President

____________

(1)      Includes cash discretionary bonuses to be paid to NEOs for 2021. Please see additional information below in the section entitled “Annual Incentives.”

(2)      The amounts shown in this column represent matching contributions under the terms of OPAL Fuels’ 401(k) plan paid by OPAL Fuels on behalf of each NEO. The amounts of matching 401(k) contributions were as follows: $19,500 for Mr. Comora; $26,000 for Mr. Maurer; $11,593 for Mr. Edelbach; and $19,835 for Mr. Unger.

Narrative Disclosure to the Summary Compensation Table

For 2021 Fiscal Year, OPAL Fuels’ compensation program consisted primarily of the following elements: base salary, short-term annual incentive awards, long-term equity incentives and benefit and perquisite programs.

Base Salary

Historically, OPAL Fuels has provided base salary as a fixed source of compensation for its executive officers. Base salaries for NEOs are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions, the market demand for such NEOs and the NEO’s total compensation package. Base salaries are reviewed annually, based on each NEO’s success in meeting or exceeding individual objectives and on OPAL Fuels’ financial performance. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive’s role or responsibilities, as well as to maintain market competitiveness.

Annual Incentives

OPAL Fuels’ compensation program for NEOs and other executive officers includes eligibility for annual cash bonuses. Annual bonuses are determined in the sole discretion of the OPAL Fuels board of managers, based upon OPAL Fuels meeting its business and financial objectives generally and its annual financial performance targets in particular, as well as each NEO’s individual performance. Based on the review of the NEOs’ performance by the OPAL Fuels board of managers, the board of managers awarded the NEOs annual bonuses in the amounts set forth in the Summary Compensation Table above.

Long-Term Incentives

Pursuant to the Long-Term Incentive Plan Award Agreement between Mr. Edelbach and TruStar Energy LLC, a Delaware limited liability company and subsidiary of OPAL Fuels, Mr. Edelbach is eligible to receive a base cash award in 2023 for the performance period lasting from January 1, 2020 through December 31, 2022 with a target value of $1,250,000 and a maximum value of $2,250,000.

Equity awards are a variable element of compensation that allow OPAL Fuels to reward its NEOs for their sustained contributions to the company. Equity awards reward performance and continued employment by a NEO, with associated benefits to OPAL Fuels of attracting and retaining employees. Historically, Fortistar LLC granted units intended to be treated as “profits interests” for U.S. federal income tax purposes to certain of OPAL Fuels’ executives through one of its feeder entities with such profits interests awards tracking the performance of the applicable predecessor companies of OPAL Fuels (such awards, the “Parent Equity Awards”). Participants were entitled to participate in pro rata distributions from such predecessors of OPAL Fuels during their employment. Effective as of December 31, 2020, the Parent Equity Awards were restructured to track the performance of OPAL Fuels. Following the termination of their employment, their unvested Parent Equity Awards shall be forfeited, as further described in the governing documents of the applicable feeder entities. The Parent Equity Awards held by the NEOs will remain outstanding following the Business Combination, but the NEOs are no longer eligible to receive any future Parent Equity Awards. No Parent Equity Awards were issued in the 2021 Fiscal Year.

Employee Benefits.

OPAL Fuels provides standard health, dental, and disability insurance benefits to its executive officers, on the same terms and conditions as provided to all eligible employees. OPAL Fuels does not offer a deferred compensation plan or pension plan. OPAL Fuels currently does not provide executive perquisites that are not generally available on a non-discriminatory basis to all of its employees.

Employment Agreements

Mr. Unger had previously entered into an Employment Agreement with Fortistar dated May 3, 2018, which was cancelled in early 2022. Following such cancellation, no NEOs are entitled to compensation upon a change in control or termination, provided, however, that upon a change in control of OPAL Fuels, each NEO shall be entitled to payment with respect to such NEO’s Parent Equity Awards in the amounts set forth in the table entitled “Outstanding Equity Awards at 2021 Fiscal Year End” (assuming such change in control occurred on December 31, 2021, and other conditions described in footnote 3 to such table are met).

Outstanding Equity Awards at 2021 Fiscal Year End

The following table sets forth information concerning outstanding profits interest equity awards as of December 31, 2021 for each NEO.

Name	Parent Equity Awards Grant Date(1)	Number of Shares or Units of Stock That Have Not Vested (%)(2)	Market Value of Shares Or Units Of Stock That Have Not Vested ($)(3)
Adam Comora, Co-Chief Executive Officer
	February 25, 2019	0.78%	$11,172,566
	May 15, 2019	0.26%	$3,720,271
	July 24, 2020	0.26%	$3,784,434
	August 4, 2020	0.26%	$3,784,434
Jonathan Maurer, Co-Chief Executive Officer
	February 25, 2019	0.52%	$7,448,595
	May 15, 2019	0.17%	$2,480,253
	July 24, 2020	0.18%	$2,523,439
	August 4, 2020	0.18%	$2,523,439
Scott Edelbach, Executive Vice President	—	—	—
David Unger, Executive Vice President
	February 25, 2019	0.13%	$1,861,986
	May 15, 2019	0.04%	$620,009
	July 24, 2020	0.14%	$1,963,832
	August 4, 2020	0.11%	$1,583,334

____________

(1)      All Parent Equity Awards vest ratably on each of the first five anniversaries of the Grant Date.

(2)      Parent Equity Awards entitle recipients to indirectly receive a percentage of the profits (“Profits Portion”) received by Parent from investment in OPAL Fuels after the repayment of the capital contributed to OPAL Fuels by Parent. This column represents, as of December 31, 2021, a percentage of OPAL Fuels which is approximately equal to such Profits Portion.

(3)      The Market Value of Parent Equity Awards represents the value of the Profits Portion assuming that (i) all of the equity or assets or OPAL Fuels was sold for fair market value on December 31, 2021, (ii) the proceeds of such sale were distributed to the equity holders of OPAL Fuels (which, in turn distributed such amounts to their owners), and (iii) Parent received full repayment of its capital contributed to OPAL Fuels.

Compensation of Directors

Prior to the Business Combination, none of the members of the board of OPAL Fuels received any compensation for services as a director. Following the closing of the Business Combination, it is expected that the directors of New OPAL will be entitled to be paid as members of the New OPAL Board, and, if applicable, as members of any committee of the New OPAL Boards, certain annual retainers to be determined by the New OPAL Board. The members of the OPAL Fuels Board as of the date of this filing are Mark Comora, Nadeem Nisar and Scott Dols.

Independent members of the New OPAL Board will be paid in a combination of cash and equity awards. It is anticipated that each such director will be able to elect to receive up to 100% of their cash retainer in the form of equity awards. The cash and equity retainers will be paid on a quarterly basis.

Each member of the New OPAL Board will be entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

New OPAL Board

The business and affairs of New OPAL will be managed by or under the direction of the New OPAL Board, which is expected initially to be comprised of seven directors. New OPAL’s Board is expected to initially be comprised of six directors appointed by OPAL HoldCo, at least two of whom are expected to be independent directors, and one ArcLight-appointed director, who is also expected to be an independent director on the New OPAL Board.

We expect that the directors of the New OPAL Board upon the Closing will include the following persons:

Name	Position with New OPAL	Age as of Special Meeting
Mark Comora	Chairman	81
Nadeem Nisar	Director	49
Marco F. Gatti	Director	38
Kevin M. Fogarty	Director	56
Betsy L. Battle	Director	68
Scott Dols	Director	58
Ashok Vemuri	Director	54

The following is a brief biography of each director nominee of the New OPAL Board that is known as of the date of this proxy statement/prospectus.

Biographical information for Mr. Comora, Mr. Nisar and Mr. Dols is set forth under “Management of OPAL Prior to the Business Combination — Board of Managers.” Biographical information for Marco F. Gatti is set forth under “Information about ArcLight — Directors and Executive Officers.”

Kevin M. Fogarty recently retired from Kraton Corporation, Inc. (“Kraton”), where he served as President, Chief Executive Officer and Director, since 2008, following Kraton’s sale to DL Chemical in March, 2022. Kraton is a $2B leading global sustainable producer of specialty polymers and high-value biobased products derived from pine wood pulping co-products. Before joining Kraton, Mr. Fogarty spent 14 years with the Koch Industries, Inc. family of companies, where he held a variety of roles, including President for Polymer and Resins at Invista and President of KoSa’s Polymer and Intermediaries business. Mr. Fogarty was appointed non-executive Chairperson of the Board of Directors at Ecovyst Inc. (NYSE:ECVT), a leading integrated and innovative global provider of specialty catalysts and services, in April 2022. Since 2012, Mr. Fogarty has served as a Director of Glatfelter Corporation (NYSE:GLT), a leading global supplier of sustainable, cellulosic-based engineered materials, where he served as lead independent director from 2018 to 2021 and currently as Chairperson of the Nominating and Corporate Governance Committee. Mr. Fogarty is also a director of Circulus Holdings, PBLLC, a plastic recycling company. Mr. Fogarty previously served on the Board of Directors of the American Chemistry Council from 2017 through 2022. Mr. Fogarty graduated from Dalhousie University, in Halifax, Nova Scotia with a Bachelor of Engineering in 1990.

Betsy L. Battle has served since 2009 as Founding Partner and Chief Investment Officer of Lone Peak Partners Management, LP, an investment firm registered with the SEC and NFA. Prior to her founding Lone Peak Partners Management, LP, she was Director of Manager Selection and a member of the Management Committee at Soros Fund Management LLC. Over her eight years there, she not only managed multibillion dollar portfolios of external hedge funds for the Quantum group of funds and George Soros, but also built the manager selection and due diligence processes as well as the multi-manager portfolio construction and monitoring methodologies. Prior to Soros Fund Management, she held positions at Bankers Trust, Citicorp and JP Morgan, primarily as a manager in Global Sales and Trading. She currently serves on the Board of Directors of the University of North Carolina Kenan-Flagler Business School Foundation Board, the Board of Directors of the Breast Cancer Research Foundation, the International Advisory Board of Carolina Performing Arts, as well as a Fellow with the Keenan Institute of Private Enterprise, and a member of the President’s Council of the Peconic Land Trust. Ms. Battle received a BA from the University of North Carolina at Chapel Hill in 1976.

Ashok Vemuri served as Chief Executive Officer and a Director of Conduent Incorporated, a global digital interactions company, from the company’s inception as a result of the spin-off from Xerox Corporation in January 2017 through August 2019. He previously served as Chief Executive Officer of Xerox Business Services, LLC

and as an Executive Vice President of Xerox Corporation from July 2017 to December 2017. Prior to that, he was President, Chief Executive Officer, and a member of the Board of Directors of IGATE Corporation, a New Jersey-based global technology and services company now part of Capgemini, from 2013 to 2015. Before IGATE, Mr. Vemuri spent fourteen years in a variety of leadership and business development roles at Infosys, a multinational consulting and IT services company, where he joined as a business development manager and rose to serve as a member of the board. Mr. Vemuri is a member of the CEO Action for Diversity & Inclusion. He holds a Bachelor of Science degree from St. Stephen’s College, Delhi, and received his MBA from the Indian Institute of Management, Ahmedabad. Mr. Vemuri has served as a director for The Kroger Co. (NYSE: KR) since 2019, where he sits on the Audit and Financial Policy Committees.

Executive Officers

The following persons are anticipated to be the executive officers of New OPAL following the consummation of the Business Combination:

Name	Position with New OPAL	Age as of Special Meeting
Adam Comora	Co-Chief Executive Officer	50
Jonathan Maurer	Co-Chief Executive Officer	63
Ann Anthony	Chief Financial Officer	55
David Unger	Executive Vice President	52
Anthony Falbo	Chief Operating Officer	55
Scott Edelbach	Executive Vice President	52
Hugh Donnell	Senior Vice President	68
John Coghlin	General Counsel	55

Biographical information for each of the foregoing executive officers is set forth under “Management of OPAL Prior to the Business Combination — Executive Officers.”

Independence of the New OPAL Board

Nasdaq rules generally require that independent directors must comprise a majority of a listed company’s board of directors. As a controlled company, New OPAL is largely exempt from such requirements. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, we have determined that at least Mr. Gatti, Mr. Fogarty and Mr. Vemuri, representing three members of the proposed New OPAL Board, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.

Controlled Company Exemption

After the completion of the Business Combination, Mr. Comora, through his control of OPAL HoldCo, will beneficially own a majority of the voting power of all outstanding shares of New OPAL’s Common Stock. As a result, New OPAL will be a “controlled company” within the meaning of the Nasdaq Listing Rules. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that director nominees must either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nominating and corporate governance committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following the Business Combination, New OPAL may utilize these exemptions, and you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If New OPAL ceases to be a “controlled company” and its shares continue to be listed on Nasdaq, New OPAL will be required to comply with these standards and, depending on the board’s independence determination with respect to its then-current directors, New OPAL may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.

Committees of the New OPAL Board

It is anticipated that the New OPAL Board will maintain an audit committee. The responsibilities of these committees of the New OPAL Board and their anticipated composition upon the Business Combination is as follows.

Audit Committee

Upon the completion of the Business Combination, we expect New OPAL to have an audit committee, consisting of Mr. Gatti, Mr. Fogarty and Mr. Vemuri. We expect that each member of the audit committee will qualify as an independent director under the Nasdaq Listing Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Following the Business Combination, the New OPAL Board will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in New OPAL’s proxy statement and to assist the New OPAL Board in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) New OPAL’s independent registered public accounting firm’s qualifications and independence, (4) the performance of New OPAL’s internal audit function, if any, and (5) the performance of New OPAL’s independent registered public accounting firm.

The New OPAL Board will adopt a written charter for the audit committee which will be available on New OPAL’s website upon the completion of the Business Combination.

Code of Business Conduct and Ethics

New OPAL will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on New OPAL’s website upon the completion of the Business Combination. New OPAL’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. New OPAL will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.

Limitation on Liability and Indemnification Matters

New OPAL’s certificate of incorporation that will become effective immediately following the consummation of the Business Combination contain provisions that limit the liability of New OPAL’s directors for damages to the fullest extent permitted by Delaware law. Consequently, New OPAL’s directors will not be personally liable to New OPAL or its stockholders for damages as a result of an act or failure to act in his or her capacity as a director, unless:

•        the presumption that directors are acting in good faith, on an informed basis, and with a view to the interests of New OPAL has been rebutted; and

•        it is proven that the director’s act or failure to act constituted a breach of his or her fiduciary duties as a director and such breach involved intentional misconduct, fraud or a knowing violation of law.

BENEFICIAL OWNERSHIP

The following table sets forth information regarding the beneficial ownership of ArcLight ordinary shares as of             , 2022, which is before consummation of the Business Combination, and of New OPAL Common Stock immediately following consummation of the Business Combination by:

•        each person known by ArcLight to be the beneficial owner of more than 5% of ArcLight’s outstanding ArcLight ordinary shares on such date;

•        each person known by ArcLight who may become beneficial owner of more than 5% of New OPAL’s outstanding Common Stock immediately following the Business Combination;

•        each of ArcLight’s current executive officers and directors;

•        each person who will become an executive officer or a director of New OPAL upon consummation of the Business Combination;

•        all of ArcLight’s current executive officers and directors as a group; and

•        all of New OPAL’s executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options or the vesting of restricted stock units, within 60 days of             , 2022. Shares subject to warrants or options that are currently exercisable or exercisable within 60 days of            , 2022 or subject to restricted stock units that vest within 60 days of            , 2022 are considered outstanding and beneficially owned by the person holding such warrants, options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Shares issuable pursuant to OPAL Fuels Common Stock or underlying warrants and options of OPAL Fuels listed in the table below are represented in shares of New OPAL Common Stock, after giving effect to the Business Combination. Except as noted by footnote, and subject to community property laws where applicable, based on the information provided to ArcLight, ArcLight believes that the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Prior to Business Combination(2)		After Business Combination
			Assuming No Redemptions(3)		% of Voting Power	Assuming Maximum Redemptions(4)		% of Voting Power
Name and Address of Beneficial Owners(1)	Number of Shares	%	Number of Shares	%		Number of Shares	%
Directors and officers prior to the Business Combination:
Arno Harris(5)	35,000	*	35,000	*	*	35,000	*	*
Brian Goncher	35,000	*	35,000	*	*	35,000	*	*
Christine M. Miller	—	—	—	—	—	—	—	—
Daniel R. Revers(6)	7,639,076	19.6%	9,639,076	4.9%	1.2%	9,639,076	5.7%	1.3%
Ja-Chin Audrey Lee(5)	35,000	*	35,000	*	*	35,000	*	*
John F. Erhard	—	—	—	—	—	—	—	—
Marco F. Gatti	—	—	—	—	—	—	—	—
Steven Berkenfeld	35,000	*	35,000	*	*	35,000	*	*
All directors and officers prior to the Business Combination (eight persons)	7,779,076	20.0%	9,779,076	5.0%	1.3%	9,779,076	5.8%	1.4%
Directors and officers after the Business Combination:
Adam Comora	—	—	—	—	—	—	—	—
Jonathan Maurer	—	—	—	—	—	—	—	—
Ann Anthony	—	—	—	—	—	—	—	—
David Unger	—	—	—	—	—	—	—	—
Anthony Falbo	—	—	—	—	—	—	—	—
Scott Edelbach	—	—	—	—	—	—	—	—
Hugh Donnell	—	—	—	—	—	—	—	—

	Prior to Business Combination(2)		After Business Combination
			Assuming No Redemptions(3)		% of Voting Power	Assuming Maximum Redemptions(4)		% of Voting Power
Name and Address of Beneficial Owners(1)	Number of Shares	%	Number of Shares	%		Number of Shares	%
John Coghlin	—	—	—	—	—	—	—	—
Marco F. Gatti	—	—	—	—	—	—	—	—
Kevin M. Fogarty	—	—	—	—	—	—	—	—
Betsy L. Battle	—	—	—	—	—	—	—	—
Scott Dols	—	—	—	—	—	—	—	—
Mark Comora(7)	—	—	144,399,037	73.1%	93.2%	144,399,037	85.8%	96.8%
Nadeem Nisar	—	—	—	—	—	—	—	—
Ashok Vemuri	—	—	—	—	—	—	—	—

All directors and officers after the Business Combination as a group (15 persons)	—	—	144,399,037	72.6%	93.2%	144,399,037	85.8%	96.8%

Five Percent Holders:
ArcLight CTC Holdings II, L.P.(8)	7,639,076	19.6%	9,639,076	4.9%	1.2%	9,639,076	5.7%	1.3%
Adage Capital Partners, L.P. and affiliates(9)	1,313,400	4.2%	1,313,400	*	*	1,313,400	*	*
Entities affiliated with Citadel Advisors, LLC(10)	2,515,883	8.1%	2,515,883	*	*	2,515,883	*	*
Integrated Core Strategies (US) LLC(11)	1,374,706	3.5%	1,374,706	*	*	1,374,706	*	*
OPAL HoldCo LLC(12)	—	—	142,377,450	72.1%	91.9%	142,377,450	84.6%	95.4%
Barclays PLC(13)	1,858,622	6.0%	1,858,622	*	*	1,858,622	*	*

____________

*        Less than 1%

(1)      Unless otherwise noted, the business address of each of the directors and officers prior to the Business Combination is 200 Clarendon Street, 55th Floor, Boston, Massachusetts, 02116 and the business address of each of the directors and officers after the Business Combination is One North Lexington Avenue 14th Floor, White Plains, New York 10601.

(2)      Prior to the Business Combination, the percentage of beneficial ownership of ArcLight as of May 26, 2022 is calculated based on (a) 31,116,305 ArcLight Class A ordinary shares and (b) 7,779,076 ArcLight Class B ordinary shares, in each case, outstanding as of such date.

(3)      The expected beneficial ownership of New OPAL immediately upon consummation of the Business Combination, assuming no holders of Public Shares exercise their redemption rights in connection therewith and the Closing occurs, is based on 197,421,315 shares of New OPAL Common Stock outstanding as of such date, and consists of (a) 31,116,305 ArcLight Class A ordinary shares that will convert into a like number of shares of New OPAL Class A Common Stock, (b) 7,779,076 ArcLight Class B ordinary shares that will convert into a like number of shares of New OPAL Class A Common Stock prior to the Domestication, (c) a total of 142,377,450 shares of New OPAL Class D Common Stock owned by OPAL HoldCo (excluding an aggregate of 9,657,625 shares of New OPAL Class D Common Stock potentially issuable to OPAL HoldCo in connection with the First Earnout Tranche and Second Earnout Tranche), 2,021,587 shares of New OPAL Class D Common Stock owned by Hillman (excluding 137,127 shares of New OPAL Class D Common Stock potentially issuable to Hillman in connection with the First Earnout Tranche and Second Earnout Tranche), and 3,046,297 shares of New OPAL Class B Common Stock or New OPAL Class A Common Stock (if elected under the Business Combination Agreement) owned by Ares (excluding an aggregate of 205,249 shares of New OPAL Class B Common Stock (or New OPAL Class A Common Stock, if elected as described above) potentially issuable to Ares in connection with the First Earnout Trance and Second Earnout Tranche), and (d) 11,080,600 shares of New OPAL Class A Common Stock that will be issued in connection with the PIPE Investment pursuant to the Amended Subscription Agreements. In the event that the Business Combination closes subsequent to May 30, 2022 but prior to July 29, 2022, assuming that additional PIPE Investors do not enter into amendments to their Subscription Agreements extending the expiration date of such agreements, 11,080,600 shares of Class A Common Stock will be issued to PIPE Investors. The expected number of shares of New OPAL Common Stock issued to OPAL HoldCo, Ares, and Hillman, as the OPAL Fuels Common Equityholders, is based on a pre-transaction equity value for OPAL Fuels of $1,501,870,000 less all principal and accrued interest outstanding on the Ares Note immediately prior to Closing, which is assumed for purposes of this table to be $27,416,670 as of an assumed Closing on June 30, 2022.

(4)      The expected beneficial ownership of New OPAL immediately upon consummation of the Business Combination, assuming that holders of 29,058,108 Public Shares exercise their redemption rights in connection therewith and the Closing occurs, is based on 168,363,207 shares of New OPAL Common Stock outstanding as of such date, comprised of (a) 2,058,197 ArcLight Class A ordinary shares that will convert into a like number of shares of New OPAL Class A Common Stock, (b) 7,779,076 ArcLight Class B ordinary shares that will convert into a like number of shares of New OPAL Class A Common Stock prior to the Domestication, (c) a total of 142,377,450 shares of New OPAL Class D Common Stock owned by OPAL Holdco (excluding an aggregate of 9,657,625 shares of New OPAL Class D Common Stock potentially issuable to OPAL Holdco in connection with the First Earnout Tranche and Second Earnout Tranche), 2,021,587 shares of New OPAL Class D Common Stock owned by Hillman (excluding 137,127 shares of New OPAL Class D Common Stock potentially issuable to Hillman in connection with the First Earnout Tranche and Second Earnout Tranche), and 3,046,297 shares of New OPAL Class B Common Stock or New OPAL Class A Common Stock (if elected under the Business Combination Agreement) owned by Ares (excluding an aggregate of 205,249 shares of New OPAL Class B Common Stock (or New OPAL Class A Common Stock, if elected as described above) potentially issuable to Ares in connection with the First Earnout Trance and Second

Earnout Tranche), and (d) 11,080,600 shares of New OPAL Class A Common Stock that will be issued in connection with the PIPE Investment pursuant to the Amended Subscription Agreements. In the event that the Business Combination closes subsequent to May 30, 2022 but prior to July 29, 2022, assuming that additional PIPE Investors do not enter into amendments to their Subscription Agreements extending the expiration date of such agreements, 11,080,600 shares of Class A Common Stock will be issued to PIPE Investors. The expected number of shares of New OPAL Common Stock issued to OPAL HoldCo, Ares, and Hillman, as the OPAL Fuels Common Equityholders, is based on a pre-transaction equity value for OPAL Fuels of $1,501,870,000 less all principal and accrued interest outstanding on the Ares Note immediately prior to Closing, which is assumed for purposes of this table to be $27,239,922 as of an assumed Closing on May 31, 2022.

(5)      Does not include any shares that may be deemed to be indirectly owned by this individual because of his or her ownership interest in the Sponsor.

(6)      Consists of 7,639,076 ArcLight Class A ordinary shares (including 763,907 of such shares that will be subject to forfeiture) held directly by the Sponsor, prior to the consummation of the Business Combination. Following the consummation of the Business Combination, is expected to consist of (i) 7,639,076 shares of New OPAL Class A Common Stock held directly by the Sponsor (including 763,907 of such shares subject to forfeiture as described herein) and (ii) 2,000,000 shares of New OPAL Class A Common Stock that will be issued in connection with the PIPE Investment pursuant to the Subscription Agreements. Does not include 9,223,261 ArcLight Class A ordinary shares underlying ArcLight Private Placement Warrants, or, following the consummation of the Business Combination, 9,223,261 shares of New OPAL Class A Common Stock, in each case, that may not become exercisable within 60 days of the date hereof. Mr. Revers has voting and investment discretion with respect to the securities held by the Sponsor, and thus may be deemed to have beneficial ownership of such securities. Mr. Revers expressly disclaims any such beneficial ownership of such securities, except to the extent of his individual pecuniary interests therein.

(7)      Consists of 142,377,450 shares of New OPAL Class D Common Stock owned of record by OPAL HoldCo and 2,021,587 shares of New OPAL Class D Common Stock owned of record by Hillman, but excludes an aggregate of 9,794,752 shares of New OPAL Class D Common Stock potentially issuable to OPAL HoldCo or Hillman (a total of 9,657,625 with respect to OPAL HoldCo and 137,127 with respect to Hillman) in connection with the First Earnout Tranche and Second Earnout Tranche. Each of OPAL HoldCo and Hillman are controlled, through Fortistar and certain of its subsidiaries, by Mr. Mark Comora. Accordingly, Mr. Mark Comora is deemed to have beneficial ownership of the securities held by each of OPAL Holdco and Hillman. The shares of New OPAL Class D Common Stock owned of record by Hillman are pledged to a bank in connection with certain indebtedness owing to such bank. See “Certain Relationships and Related Party Transactions — OPAL Related Persons Transactions — Hillman Restructuring.”

(8)      Consists of 7,639,076 ArcLight Class A ordinary shares (including 763,709 of such shares that will be subject to forfeiture) held directly by the Sponsor, prior to the consummation of the Business Combination. Following the consummation of the Business Combination, will consist of (i) 7,639,076 shares of New OPAL Class A Common Stock held directly by the Sponsor (including 763,907 of such shares subject to forfeiture as described herein) and (ii) 2,000,000 shares of New OPAL Class A Common Stock that will be issued in connection with the PIPE Investment pursuant to the Subscription Agreements. Does not include 9,223,261 ArcLight Class A ordinary shares underlying ArcLight Private Placement Warrants, or, following the consummation of the Business Combination, 9,223,261 shares of New OPAL Class A Common Stock, in each case, that may not become exercisable within 60 days of December 31, 2021. Mr. Revers has voting and investment discretion with respect to the securities held by the Sponsor, and thus may be deemed to have beneficial ownership of such securities. Mr. Revers expressly disclaims any such beneficial ownership of such securities, except to the extent of his individual pecuniary interests therein. The business address of Sponsor and Mr. Revers is 200 Clarendon Street, 55th Floor, Boston, MA, 02116.

(9)      Represents of 1,313,400 ArcLight Class A ordinary shares beneficially held by Adage Capital Partners, L.P. (“ACP”), Adage Capital Partners GP, L.L.C. (“ACPGP”), Adage Capital Advisors, L.L.C. (“ACA”), Robert Atchinson (“Mr. Atchinson”) and Phillip Gross (“Mr. Gross”), based solely on the Schedule 13G filed jointly by ACP, ACPGP, ACA, Mr. Atchinson and Mr. Gross with the SEC on Febraury 10, 2022. The business address of each of ACP, ACPGP, ACA, Mr. Atchinson and Mr. Gross is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(10)    Based solely on the Schedule 13G filed on February 14, 2022, Kenneth Griffin has voting and dispositive power over 2,515,883 shares of ArcLight Class A ordinary shares, of which each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC shares voting and dispositive power over 2,515,883 of ArcLight Class A ordinary shares and Citadel Securities LLC, CALC IV LP and Citadel Securities GP LLC shares voting and dispositive power over 9,053 ArcLight Class A ordinary shares. The address of the entities and individuals mentioned in this footnote is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(11)    Beneficial ownership of 1,374,706 shares of ArcLight Class A ordinary shares is based on ownership as set forth in the Schedule 13G filed by Integrated Core Strategies (US) LLC, Riverview Group LLC, ICS Opportunities II LLC, ICS Opportunities, Ltd., Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander on December 10, 2021. The address for the foregoing reporting persons is 399 Park Avenue, New York, New York 10022.

(12)    The address of OPAL HoldCo is One North Lexington Avenue 14th Floor, White Plains, New York 10601. Excludes an aggregate of 9,657,625 shares of New OPAL Class D Common Stock potentially issuable to OPAL Holdco in connection with the First Tranche Earn Out and Second Tranche Earnout. OPAL HoldCo is controlled by Mr. Mark Comora, who is deemed to have beneficial ownership of the securities held by OPAL HoldCo. See footnote 7 above.

(13)    Beneficial ownership of 1,858,622 shares of ArcLight Class A ordinary shares is based on ownership as set forth in the Schedule 13G filed by Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. on February 10, 2022. The address for Barclays PLC and Barclays Bank PLC is 1 Churchill Place, London, E14 5HP, England. The address for Barclays Capital Inc. is 745 Seventh Ave, New York, NY 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OPAL Related Person Transactions

IT Services Agreement

OPAL Fuels has entered into a Master Services Agreement with CoStar Partners LLC (“CoStar”). CoStar is controlled, indirectly, by Mr. Mark Comora through entities affiliated with Mr. Comora, including Fortistar and certain of its affiliated entities other than OPAL Fuels. Mr. Comora is Chairman of the Board of OPAL Fuels and is expected to be Chairman of the Board of New OPAL following consummation of the Business Combination. He is also the Founder and President of, and sole member in, Fortistar. Mr. Nadeem Nisar, a member of the board of directors of OPAL Fuels and expected to be a member of the New OPAL Board, is a Managing Director of Fortistar and also serves as a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies. The Chief Executive Officer of CoStar is Mr. David Comora, who is the son of Mr. Mark Comora and the brother of Mr. Adam Comora who serves as Co-Chief Executive Officer of OPAL Fuels and is expected to serve in the same capacity of New OPAL following consummation of the Business Combination. In addition, Mr. Adam Comora, Mr. Jonathan Maurer, Mr. Anthony Falbo and Mr. David Unger, at the time this Master Services Agreement was signed, served as executive officers of OPAL Fuels and also served at Fortistar. Pursuant to this Master Services Agreement, CoStar provides certain information technology and consulting services and support to OPAL Fuels. In consideration of the performance of these certain services, OPAL Fuels has agreed to compensate CoStar approximately $150,000 per month. This amount may increase in the event OPAL Fuels requests additional services under the Master Services Agreement. The term of this agreement is thirty-six (36) months from the effective date of June 1, 2020 unless terminated sooner. CoStar has the right to terminate this agreement in whole or in part upon OPAL Fuels’ failure to cure any monetary default or default of any non-monetary material provision after a combined forty (40) days of written notice from CoStar to OPAL Fuels. OPAL Fuels, on the other hand, may terminate this agreement in its entirety in the event that CoStar defaults in the performance of the services and such default is not cured within forty-five (45) days of written notice from OPAL Fuels of such default.

Administrative Services Agreement

OPAL Fuels has entered into an Administrative Services Agreement with Fortistar Services 2 LLC (“FS2”). FS2 is controlled, indirectly, by Mr. Mark Comora through entities affiliated with Mr. Comora, including Fortistar and certain of its affiliated entities other than OPAL Fuels. Mr. Comora is Chairman of the Board of OPAL Fuels and is expected to be Chairman of the Board of New OPAL following consummation of the Business Combination. He is also the Founder and President of, and sole member in, Fortistar. Mr. Nadeem Nisar, a member of the board of directors of OPAL Fuels and expected to be a member of the New OPAL Board, is a Managing Director of Fortistar and also serves as a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies. In addition, Mr. Adam Comora, Mr. Jonathan Maurer, Mr. Anthony Falbo and Mr. David Unger, at the time this Administrative Services Agreement was signed, served as executive officers of OPAL Fuels and also served at Fortistar. Pursuant to this Administrative Services Agreement, OPAL Fuels pays the applicable standard hourly rate for each professional of FS2’s personnel for administrative and support services; and FS2 pays the applicable standard hourly rate for each professional of OPAL Fuels for technical, engineering, analytical, regulatory and other consulting services to FS2 or its affiliates in the event so requested from time to time. Additionally, OPAL Fuels pays FS2 an agreed upon fixed monthly costs for its portion of administrative office space and equipment. The term of this agreement is thirty-six (36) months from the effective date of December 31, 2020 unless terminated sooner. The agreement will terminate (i) upon the dissolution of either party; (ii) the expiration of the term where one party has provided notice of non-renewal; or (iii) at any time, at either party’s option upon thirty (30) days’ written notice if the non-terminating party is grossly negligent in its performance of its duties or willfully breaches this agreement, the non-terminating party acts fraudulently in the performance of its duties, or immediately, without notice, if the non-terminating party initiates bankruptcy proceedings.

Indemnification and Hold Harmless Agreement

OPAL Fuels has entered into an indemnification and hold harmless agreement with Fortistar, dated December 31, 2020. Mr. Mark Comora, the Chairman of the Board of OPAL Fuels and the expected Chairman of the Board of New OPAL following consummation of the Business Combination, is the Founder and President of,

and sole member in, Fortistar. Mr. Nadeem Nisar, a member of the board of directors of OPAL Fuels and expected to be a member of the New OPAL Board, is a Managing Director of Fortistar and also serves as a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies. In addition, Mr. Adam Comora, Mr. Jonathan Maurer, Mr. Anthony Falbo and Mr. David Unger, at the time this agreement was signed, served as executive officers of OPAL Fuels and also served at Fortistar. The indemnification and hold harmless agreement requires OPAL Fuels, on behalf of itself or any of its direct or indirect subsidiaries, to use its best efforts to repay and perform all of its outstanding liabilities and obligations, indemnify and hold Fortistar harmless from and against any and all payments, commitments, liabilities, losses, damages, expenses and costs of whatsoever nature by reason of or arising out of any credit support arrangements, including guarantees of repayment of debt, commitments to provide equity capital, and commitments to fund certain royalty payments in the event a project is not completed by a specific date or if a project does not deliver minimum annual contracted volumes of RNG, related to (i) several of OPAL Fuels projects, namely the New River RNG LLC Project, the Noble Road RNG LLC Project and the Pine Bend RNG LLC Project and (ii) any such credit support arrangements that Fortistar may in the future so provide for the benefit of OPAL Fuels. As of December 31, 2021, the approximate dollar amounts related to such credit support arrangements in existence by Fortistar under this indemnification and hold harmless agreement was (a) $0 in connection with outstanding loan guaranties (because the underlying loan had been repaid), (b) an aggregate of $14,500,000 in equity capital commitments related to three projects under construction, (c) $5,000,000 in aggregate payments if OPAL Fuels fails to meet minimum delivery requirements for RNG related to the Noble Road RNG Project, and (d) certain “make whole” payments consisting of potential annual royalty payments if New River RNG Project is not completed by a date certain, which amounts are not estimable as of December 31, 2021 or the date hereof. None of the foregoing amounts are due and payable at this time, as none of the conditions upon which Fortistar would be required to perform on behalf of OPAL under the indemnification and hold harmless agreement existed as of the date hereof.

Flue Gas Offtake and Preferred Partner Agreement

OPAL Fuels has entered into an agreement with CarbonFree Chemical Holdings, LLC (“CarbonFree”), a leading carbon capture business. Mr. Mark Comora, through Fortistar and certain of its affiliated entities other than OPAL Fuels, owns more than 10% of the voting equity of CarbonFree. Mr. Mark Comora, the Chairman of the Board of OPAL Fuels and the expected Chairman of the Board of New OPAL following consummation of the Business Combination, is also the Founder and President of, and sole member in, Fortistar. Mr. Nadeem Nisar who is a Managing Director of the managing member of CarbonFree, is also a member of the board of directors of OPAL Fuels and is expected to be a member of the New OPAL Board. Mr. Nisar is a Managing Director of Fortistar and also serves as a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies Pursuant to the agreement with Carbonfree, which was entered into on November 29, 2021, both parties agreed that within 180 days of the date of the agreement they will cooperate to pursue the development of a carbon capture plant adjacent to a potential OPAL Fuels RNG production location. If at the end of the 180 day period it is determined that it is not commercially reasonable to pursue the development of such plant at the location, the parties have agreed to cooperate to identify one or more alternative locations within 240 days of the date of the agreement. In the event both parties deem a project commercially viable and desirable, they will begin undertaking their respective responsibilities to implement the project. The parties have agreed that the construction of any such carbon capture plant shall commence by the end of 2022. If constructed, each plant will use CarbonFree’s proprietary technology to capture CO₂ from the flue gases produced by the adjacent OPAL Fuels RNG production facility, transforming it into solid carbonate materials.

Pursuant to this agreement, CarbonFree is responsible for all costs associated with site procurement, planning, development, construction, maintenance and operation of any carbon capture plant constructed at the proposed sites and the maintenance and operation of all “downstream” systems of the projected flue gas pipeline interconnection system. OPAL Fuels is responsible for procuring access to the land needed for the plant, providing engineering support to design and construct the interconnection system and supplying all available historical data analyzing flue gas from the relevant RNG plant. CarbonFree is entitled to retain all payments and revenue generated by the carbon capture plant, including any carbon credit payments. OPAL Fuels is entitled to 80% of the value on any improvement of its CI score under the California LCFS system or other similar state program. Further, CarbonFree will be OPAL Fuels’ preferred provider of carbon capture technology and OPAL Fuels will be CarbonFree’s preferred provider of RNG where it has the legal right to designate such a provider. The agreement will terminate on the later of (i) November 28, 2024, or (ii) a date agreed upon in writing. Neither party may transfer, assign or delegate their rights or obligations without the other’s prior written consent.

Hillman Restructuring

On December 11, 2020, Hillman, Hillman Power Company LLC (“Hillman Power”), and Customers Bank, among others, entered into a Loan and Guaranty Agreement (the “Customers Loan Agreement”) pursuant to which Customers Bank extended to Hillman Power a term loan pursuant to the Main Street Lending Program in the aggregate original principal amount of $30,000,000 in accordance with the terms, and subject to the conditions, of the Customers Loan Agreement. Hillman and Hillman Power are controlled, indirectly, by Mr. Mark Comora through entities affiliated with Mr. Comora, including Fortistar and certain of its affiliates other than OPAL Fuels. Mr. Comora is Chairman of the Board of OPAL Fuels and is expected to be Chairman of the Board of New OPAL following consummation of the Business Combination. He is also the Founder and President of, and sole member in, Fortistar. Mr. Nadeem Nisar and Mr. Jonathan Maurer each serve as a manager and each maintains a pecuniary interest in, a limited liability company that indirectly owns a passive equity investment in Hillman, Mr. Nisar, a member of the board of directors of OPAL Fuels and expected to be a member of the New OPAL Board, is a Managing Director of Fortistar and also serves as a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies. Mr. Maurer serves as Co-Chief Executive Officer of OPAL Fuels and is expected to serve in the same capacity of New OPAL following consummation of the Business Combination. Prior to being appointed of Co-Chief Executive Officer of OPAL Fuels in 2021, Mr. Maurer served as a Managing Director of Fortistar.

In connection with the Customers Loan Agreement, Hillman pledged its interests in the following OPAL Fuel-related subsidiaries: (i) its 11.1% minority equity ownership interest in CV RNG Holdings LLC, (ii) 50.0% equity ownership interest in Noble Road HoldCo LLC, (iii) 30.0% minority equity ownership interest in Pine Bend HoldCo LLC, and (iv) 50.0% equity ownership interest in Sunoma HoldCo LLC (collectively, the “Pledged Membership Interests”).

On November 29, 2021, OPAL Fuels and Hillman entered into an Exchange Agreement pursuant to which Hillman transferred the Pledged Membership Interests in exchange for the issuance of equity ownership interests in OPAL Fuels (collectively, the “OPAL Fuels Membership Interests”) consisting of (i) 14 Common Units (representing 1.4% of the current outstanding common membership interests in OPAL Fuels) and (ii) 300,000 Series A-1 Preferred Units of OPAL Fuels, which are redeemable after four years at the option of Hillman for an aggregate redemption price of $30,000,000, plus accrued and unpaid dividends thereon (collectively, the “Exchange”).

On November 29, 2021, Hillman Power, Hillman and Customers Bank entered into a Limited Consent and First Amendment to Loan and Guaranty Agreement (the “Limited Consent”) pursuant to which Customers Bank consented to the Exchange, amended the Customers Loan Agreement and released its security interest in the Pledged Membership Interests (the “Lien”). Pursuant to the Limited Consent, the Lien shall automatically attach to the OPAL Fuels Membership Interests and Customers Bank shall have a first priority, perfected security interest in and Lien on all Hillman’s rights, title and interest in and to the OPAL Fuels Membership Interests.

OPAL Fuels Reorganization

OPAL HoldCo and OPAL Fuels were formed as Delaware limited liability companies on December 30, 2020 (using their former names Acceler8 Holdings LLC and Acceler8 LLC, respectively), with OPAL HoldCo owning all of the equity interests in OPAL Fuels. Through a series of contributions and assignments, on December 31, 2020, the equity owners of Fortistar Contracting LLC, Fortistar Methane 3 Holdings LLC, Fortistar RNG LLC, Fortistar Services LLC, Gas Recovery Systems, LLC Minnesota Methane LLC and TruStar Energy LLC (the “OPAL Reorganized Entities”) contributed and assigned their equity ownership interests in these OPAL Reorganized Entities (and, correspondingly, the subsidiary interests of each of these entities) to OPAL HoldCo and, ultimately, OPAL Fuels, resulting in the current organizational structure of OPAL Fuels and its subsidiaries (the “OPAL Fuels Reorganization”). Prior to the OPAL Fuels Reorganization, each of the OPAL Reorganized Entities were controlled, indirectly, by Mr. Mark Comora through entities affiliated with Mr. Comora, including Fortistar and certain of its affiliates other than OPAL Fuels. Mr. Comora is Chairman of the Board of OPAL Fuels and is expected to be Chairman of the Board of New OPAL following consummation of the Business Combination. Mr. Comora, through his indirect control of OPAL Holdco, continued to control OPAL Fuels and OPAL HoldCo immediately following the OPAL Fuels Reorganization and OPAL HoldCo continued to own all of the equity interests in OPAL Fuels immediately following the OPAL Fuels Reorganization. In addition, as part of the earlier described contributions and assignments related to TruStar Energy LLC, Mr. Adam Comora, the Co-Chief Executive Officer of OPAL Fuels, Mr. Scott Edelbach, an Executive Vice President of OPAL Fuels, and Mr. Scott Dols, a member of the board of directors of OPAL Fuels prior to the Business Combination, contributed and assigned their equity ownership in TruStar Energy LLC, which ownership did not confer control in the entity, in exchange for noncontrolling equity interests in a limited liability company outside the organizational structure of OPAL Fuels and its subsidiaries.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, (i) ArcLight, (ii) Sponsor, (iii) OPAL Fuels, (iv) each executive officer of ArcLight and (v) the Class B Shareholders entered into the Sponsor Letter Agreement, pursuant to which, among other things, (i) each Class B Shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ArcLight shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each Class B Shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ArcLight or any other anti-dilution or similar protection with respect to the ArcLight Class B ordinary shares (including those resulting from the transactions contemplated by the Subscription Agreements (as described below)), (iii) each Class B Shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ArcLight prior to the Closing, (iv) Sponsor agreed to subject 10% of its New OPAL Class A Common Stock (received as a result of the conversion of its ArcLight Class B ordinary shares immediately prior to the Closing) to vesting and forfeiture conditions relating to VWAP targets for New OPAL Class A Common Stock sustained over a period of 60 months following the Closing and (v) Sponsor agreed to pay ArcLight’s transaction expenses to the extent they exceed $26,000,000.

PIPE Investors

Concurrently with the execution of the Business Combination Agreement, ArcLight entered into Subscription Agreements with certain investors, including, among others, an affiliate of ArcLight, as well as the other PIPE Investors. Pursuant to the Subscription Agreements, each investor agreed to subscribe for and purchase, and ArcLight agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 12,500,000 shares of New OPAL Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $125,000,000 (the “PIPE Investment”). As part of the 12,500,000 shares of New OPAL Class A Common Stock to be issued pursuant to the Subscription Agreements, certain affiliates of ArcLight have agreed to subscribe for and purchase 2,000,000 shares of New OPAL Class A Common Stock, in the aggregate, on the same terms and conditions of the other PIPE Investors at a price of $10.00 per share, for aggregate gross proceeds of $20,000,000. The shares of New OPAL Class A Common Stock to be issued pursuant to the Subscription Agreements has not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ArcLight has granted the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. Additionally, the PIPE Investors’ obligations to purchase the PIPE Securities are subject to termination prior to the closing of the sale of the PIPE Securities by mutual written consent of ArcLight, OPAL Fuels and each of the PIPE Investors, or if the Business Combination is not consummated by May 31, 2022 (180 days after the date of the Subscription Agreements), other than as a result of breach by the terminating party. Effective as of May 11, 2022, PIPE Investors representing $110,806,000 of the original PIPE Investment entered into the Amended Subscription Agreements, whereby the termination rights described above were amended to extend the term of each Amended Subscription Agreement by 60 days to July 29, 2022. As a result, assuming other PIPE Investors do not execute amendments to their Subscription Agreements to extend their expiration dates, there will be approximately $14.2 million less available proceeds from the PIPE Investment at the consummation of the Business Combination. In the event that the Business Combination closes subsequent to July 29, 2022, and we are unable to secure additional extensions of the expiration date from any of the PIPE Investors, there would be $125.0 million less available proceeds from the PIPE Investment at the consummation of the Business Combination.

Investor Rights Agreement

At the Closing, OPAL Fuels, Ares, Hillman and the Class B Shareholders (collectively the “New OPAL Holders”) will enter into the Investor Rights Agreement, pursuant to which, among other things, (i) ArcLight and Sponsor will agree to terminate the Registration and Shareholder Rights Agreement, dated as of March 25, 2021, entered into by them in connection with ArcLight’s IPO, (ii) New OPAL will provide the New OPAL Holders certain registration rights with respect to certain shares of New OPAL Class A Common Stock held by them or otherwise issuable to them pursuant to the Business Combination Agreement, Second A&R LLC Agreement or the certificate of incorporation of New OPAL and (iii) the New OPAL Holders will agree not to transfer, sell, assign or otherwise dispose of their shares of New OPAL Class A Common Stock for up to 180 days following the Closing, subject to certain exceptions.

Tax Receivable Agreement

Concurrent with the Closing, New OPAL will enter into the Tax Receivable Agreement with the TRA Participants, pursuant to which New OPAL generally will be required to pay to the OPAL Fuels Common Equityholders, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that New OPAL actually realizes (computed using certain simplifying assumptions) as a result of (i) increases to the tax basis of OPAL Fuels’ assets resulting from future redemptions or exchanges of OPAL Common Units (together with voting shares of New OPAL Common Stock) for shares of New OPAL Class A Common Stock or New OPAL Class C Common Stock, as applicable, or cash, (ii) tax benefits related to imputed interest, and (iii) tax attributes resulting from payments made under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are New OPAL’s obligations and not obligations of OPAL Fuels.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that New OPAL determines, and the IRS or another tax authority may challenge all or a part of the tax basis increases or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. The parties to the Tax Receivable Agreement will not reimburse New OPAL for any payments previously made if such tax basis increases or other tax attributes are subsequently disallowed, except that any excess payments made to a party under the Tax Receivable Agreement will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after the determination of such excess.

If New OPAL experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, any plan of liquidation and other forms of business combinations or changes of control) or the Tax Receivable Agreement terminates early (at our election or as a result of a breach, including a breach for New OPAL failing to make timely payments under the Tax Receivable Agreement for more than three months, except in the case of certain liquidity exceptions), New OPAL could be required to make a substantial, immediate lump-sum payment based on the present value of hypothetical future payments that could be required under the Tax Receivable Agreement. The calculation of the hypothetical future payments would be made using certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) any OPAL Common Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) the utilization of certain loss carryovers over a certain time period. Our ability to generate net taxable income is subject to substantial uncertainty. Accordingly, as a result of the assumptions, the required lump-sum payment may be significantly in advance of, and could materially exceed, the realized future tax benefits to which the payment relates.

As a result of either an early termination or a change of control, New OPAL could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, assuming no material changes in the relevant tax law, we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after the closing of the Business Combination, the estimated TRA lump-sum payment would range from approximately $359.0 million to approximately $384.0 million depending on OPAL Fuels’ rate of recovery of the tax basis increases associated with the deemed exchange of the OPAL Common Units (other than those held by us). This estimated TRA lump-sum payment is calculated using a discount rate equal to 2.06%, applied against an undiscounted liability of approximately $431.0 million. If the TRA Participants were to exchange all of their OPAL Common Units, New OPAL would recognize a deferred tax asset of approximately $508.0 million and a related liability for payments under the Tax Receivable Agreement of approximately $431.0 million, assuming (i) that the TRA Participants redeemed or exchanged all of their OPAL Common Units on the closing date; (ii) a price of $10.00 per share; (iii) a constant combined effective income tax rate of 26.47%; (iv) New OPAL will have sufficient taxable income in each year to realize the tax benefits that are subject to the Tax Receivable Agreement; and (v) no material changes in tax law. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of the shares of Class A Common Stock at the time of the exchange, and the tax rates then in effect. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

It is more likely than not that the deferred tax assets will not be realized in accordance with ASC Topic 740, ‘Income Taxes’ (“ASC 740”). As such, ArcLight has reduced the full carrying amount of the deferred tax assets with a valuation allowance under both scenarios. Management will continue to monitor and consider the available evidence from quarter to quarter, and year to year, to determine if more or less valuation allowance is required at that time.

Finally, because New OPAL is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement depends on the ability of OPAL Fuels to make distributions to it. To the extent that New OPAL is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact New OPAL’s results of operations and could also affect its liquidity in periods in which such payments are made.

Related Person Transaction Policy Following the Business Combination

The audit committee of the New OPAL Board will adopt a charter, providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

Indemnification

Effective immediately upon the consummation of the Business Combination, we will enter into indemnification agreements with each of the New OPAL directors and executive officers which provide that we will indemnify such directors and executive officers under the circumstances and to the extent provided for therein, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, and including appeals, in which he or she may be involved, or is threatened to be involved, as a party or otherwise, to the fullest extent permitted under Delaware law and our by-laws.

Other than as described above under this section “Certain Relationships and Related Party Transactions,” since the beginning of OPAL Fuels’ last completed fiscal year, neither OPAL Fuels nor ArcLight has entered into any transactions, nor are there any currently proposed transactions, between ArcLight or OPAL Fuels and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. ArcLight and OPAL Fuels believe that the terms of the transactions described above are comparable to terms that could have obtained in arm’s length dealings with unrelated third parties.

ArcLight Related Person Transactions

On January 20, 2021, our Sponsor paid $25,000, or approximately $0.003 per share, to cover certain expenses on our behalf in consideration of 7,187,500 ArcLight Class B ordinary shares, par value $0.0001 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of the issued and outstanding shares upon completion of the IPO. On February 2, 2021, our Sponsor transferred 35,000 founder shares to each of Arno Harris, Ja-Chin Audrey Lee, Brian Goncher and Steven Berkenfeld, our independent director nominees. Up to 937,500 founder shares were subject to forfeiture by our Sponsor depending on the extent to which the underwriters’ exercised their over-allotment option in connection with the IPO. On December 10, 2021, the option to exercise the remaining over-allotment balance expired and 127,174 ArcLight Class B ordinary shares were forfeited, resulting in an aggregate of 7,779,076 ArcLight Class B ordinary shares issued and outstanding. The founder shares (including the ArcLight Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Our Sponsor purchased an aggregate of 9,223,261 ArcLight Private Placement Warrants for a purchase price of $1.00 per whole warrant in a private placement that occurred simultaneously with the closing of our IPO. As such, our Sponsor’s interest in this transaction was valued at $ 9,223,261. Each ArcLight Private Placement Warrant entitles the holder to purchase one ArcLight Class A ordinary share at $11.50 per share, subject to adjustment.

The ArcLight Private Placement Warrants (including the ArcLight Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our initial business combination.

As more fully discussed in the section of this proxy statement/prospectus entitled “Information about ArcLight — Conflicts of Interest,” if any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

We currently maintain our executive offices at 200 Clarendon Street, 55th Floor, Boston, MA 02116. The cost for our use of this space is included in the $10,000 per month fee pay to an affiliate of our Sponsor for office space, administrative and support services. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

No compensation of any kind, including finder’s and consulting fees, will be paid to our Sponsor, officers and directors, or their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

On January 20, 2021, the Sponsor agreed to loan ArcLight up to $300,000 pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the closing of the IPO. ArcLight borrowed approximately $172,000 under the Note and fully repaid the Note on March 26, 2021.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. On May 16, 2022, ArcLight entered into a non-interest bearing promissory note with the Sponsor for $1,000,000. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the ArcLight Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor, its Affiliates or our management team as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account. As of the date of this proxy statement/prospectus, there are no amounts outstanding under any such loans.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We will enter into the Investor Rights Agreement pursuant to which our sponsor will be entitled to certain registration rights with respect to the ArcLight Private Placement Warrants, the warrants issuable upon conversion of working capital loans (if any) and the ArcLight Class A ordinary shares issuable upon exercise of the foregoing and upon conversion of the founder shares, and, upon consummation of our initial business combination, to nominate three individuals for appointment to the ArcLight Board, as long as the Sponsor holds any securities covered by the Registration and Shareholder Rights Agreement, which is described under the section of this proxy statement/prospectus entitled “Information about ArcLight — Number and Terms of Office of Officers and Directors.”

DESCRIPTION OF NEW OPAL’S CAPITAL STOCK

The following summary of New OPAL’s capital stock does not purport to be complete and is subject to the terms of the Proposed Organizational Documents and the Investor Rights Agreement and the provisions of applicable law. Copies of the Proposed Charter, the Proposed Bylaws and the Investor Rights Agreement are attached to this proxy statement/prospectus as Annex C, Annex D, and Annex G, respectively.

Authorized Capitalization

General

The total number of shares of all classes of stock that New OPAL will have authority to issue is 1,120,000,000 shares, consisting of:

•        820,000,000 shares of common stock, divided into:

•        340,000,000 shares of New OPAL Class A Common Stock;

•        160,000,000 shares of New OPAL Class B Common Stock;

•        160,000,000 shares of New OPAL Class C Common Stock; and

•        160,000,000 shares of New OPAL Class D Common Stock; and

•        300,000,000 shares of New OPAL Preferred Stock.

The following summary describes certain material provisions of New OPAL’s capital stock. We urge you to read the Proposed Organizational Documents and the Investor Rights Agreement.

New OPAL Common Stock

New OPAL Class A Common Stock

New OPAL expects, assuming no holders of Public Shares exercise their redemption rights in connection with the Business Combination, to have approximately 49,975,981 shares of New OPAL Class A Common Stock issued and outstanding immediately following the consummation of the Business Combination (or 53,022,278 such shares if elected for Ares to receive New OPAL Class A Common Stock under the Business Combination Agreement).

Voting Rights.    Each holder of New OPAL Class A Common Stock will be entitled to one vote for each share of New OPAL Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of New OPAL Class A Common Stock will be entitled to vote separately upon any amendment to the Proposed Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of New OPAL Common Stock in a manner that is disproportionately adverse as compared to the New OPAL Class B Common Stock, the New OPAL Class C Common Stock and the New OPAL Class D Common Stock.

To the fullest extent permitted by law, holders of shares of each class of the New OPAL Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Charter (including any certificate of designations relating to any series of New OPAL Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of New OPAL Preferred Stock if the holders of such affected series of New OPAL Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under the Proposed Charter (including any certificate of designations relating to any series of New OPAL Preferred Stock) or under the DGCL.

Dividends; Stock Splits or Combinations.    Subject to applicable law and the rights, if any, of the holders of any outstanding series of New OPAL Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the New OPAL Class A Common Stock and the New OPAL Class C Common Stock with respect to the payment of dividends, dividends and other distributions of cash, stock or property may be declared and paid on the shares of New OPAL Class A Common Stock and the shares of New OPAL Class C Common Stock out of the assets of New OPAL that are by law available therefor, at the times and in the amounts as the New OPAL Board in its discretion may determine.

In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any series of New OPAL Common Stock (each, a “Stock Adjustment”) unless:

(a)     a corresponding Stock Adjustment for all other series of New OPAL Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner; and

(b)    the Stock Adjustment has been reflected in the same economically equivalent manner on all Class A Units (as defined in the Second A&R LLC Agreement).

Stock dividends with respect to each class of New OPAL Common Stock may only be paid with shares of stock of the same series of New OPAL Common Stock.

Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of New OPAL, after payment or provision for payment of the debts and other liabilities of New OPAL and of the preferential and other amounts, if any, to which the holders of New OPAL Preferred Stock are entitled, if any, the holders of all outstanding shares of New OPAL Class A Common Stock and New OPAL Class C Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of New OPAL Class A Common Stock and New OPAL Class C Common Stock will be entitled to receive the remaining assets of New OPAL available for distribution ratably in proportion to the number of shares of New OPAL Class A Common Stock and New OPAL Class C Common Stock, which shall be treated as a single class.

New OPAL Class B Common Stock

New OPAL expects to have approximately 3,046,297 shares of New OPAL Class B Common Stock issued and outstanding immediately following the consummation of the Business Combination (or no such shares if elected for Ares to receive New OPAL Class A Common Stock under the Business Combination Agreement). Shares of New OPAL Class B Common Stock may, together with the corresponding Class B Units (as defined in the Second A&R LLC Agreement), be exchanged for shares of New OPAL Class A Common Stock.

Voting Rights.    Each holder of New OPAL Class B Common Stock will be entitled to one vote for each share of New OPAL Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of New OPAL Class B Common Stock will be entitled to vote separately on any amendment to the Proposed Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of New OPAL Common Stock in a manner that is disproportionately adverse as compared to the New OPAL Class A Common Stock, the New OPAL Class C Common Stock and the New OPAL Class D Common Stock.

To the fullest extent permitted by law, holders of shares of each class of the New OPAL Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Charter (including any certificate of designations relating to any series of New OPAL Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of New OPAL Preferred Stock if the holders of such affected series of New OPAL Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under the Proposed Charter (including any certificate of designations relating to any series of New OPAL Preferred Stock) or under the DGCL.

Dividends; Stock Splits or Combinations.    Dividends of cash or property may not be declared or paid on shares of New OPAL Class B Common Stock.

Further, in no event will any Stock Adjustment be declared or made on any series of New OPAL Common Stock unless:

(a)     a corresponding Stock Adjustment for all other series of New OPAL Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner; and

(b)    the Stock Adjustment has been reflected in the same economically equivalent manner on all Class A Units.

Stock dividends with respect to each class of New OPAL Common Stock may only be paid with shares of stock of the same series of New OPAL Common Stock.

Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of New OPAL, after payment or provision for payment of the debts and other liabilities of New OPAL and of the preferential and other amounts, if any, to which the holders of New OPAL Preferred Stock are entitled, if any, the holders of shares of New OPAL Class B Common Stock will not be entitled to receive, with respect to such shares, any assets of New OPAL in excess of the par value thereof. Notwithstanding the foregoing, the holders of New OPAL Class B Common Stock will have the right to exchange their shares of New OPAL Class B Common Stock, together with the corresponding Class B Units constituting the remainder of any Paired Interests (as defined in the Proposed Charter) in which such shares are included, for shares of New OPAL Class A Common Stock in accordance with the Second A&R LLC Agreement (or for the consideration payable in respect of shares of New OPAL Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up).

Subscription Rights.    To the extent Class B Units are issued pursuant to the Second A&R LLC Agreement to any stockholder of New OPAL other than a Qualified Stockholder (as defined in the Proposed Charter), such stockholder shall have the right to subscribe for an equivalent number of shares of New OPAL Class B Common Stock (subject to adjustment as set forth in the Proposed Charter) in exchange for a payment in cash equal to the aggregate par value of such shares of New OPAL Class B Common Stock.

New OPAL Class C Common Stock

New OPAL does not expect to have any shares of New OPAL Class C Common Stock issued and outstanding immediately following the consummation of the Business Combination. Shares of New OPAL Class C Common Stock may, together with the corresponding Class B Units, pursuant to the Second A&R LLC Agreement, be converted to shares of New OPAL Class A Common Stock.

Voting Rights.    Each holder of New OPAL Class C Common Stock will be entitled to five votes for each share of New OPAL Class C Common Stock held of record by such holder on all matters on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of New OPAL Class C Common Stock will be entitled to vote separately upon any amendment to the Proposed Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of New OPAL Common Stock in a manner that is disproportionately adverse as compared to the New OPAL Class A Common Stock, the New OPAL Class B Common Stock and the New OPAL Class D Common Stock.

To the fullest extent permitted by law, holders of shares of each class of the New OPAL Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Charter (including any certificate of designations relating to any series of New OPAL Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of New OPAL Preferred Stock if the holders of such affected series of New OPAL Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under the Proposed Charter (including any certificate of designations relating to any series of New OPAL Preferred Stock) or under the DGCL.

Dividends; Stock Splits or Combinations.    Subject to applicable law and the rights, if any, of the holders of outstanding series of New OPAL Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the New OPAL Class A Common Stock and the New OPAL Class C Common Stock with respect to the payment of dividends, dividends and other distributions of cash, stock or property may be declared and paid on the shares of the New OPAL Class A Common Stock and the shares of New OPAL Class C Common Stock out of the assets of New OPAL that are by law available therefor, at the times and in the amounts as the New OPAL Board in its discretion may determine.

In no event will any Stock Adjustment be declared or made on any series of New OPAL Common Stock unless:

(a)     a corresponding Stock Adjustment for all other series of New OPAL Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner; and

(b)    the Stock Adjustment has been reflected in the same economically equivalent manner on all Class A Units.

Stock dividends with respect to each class of New OPAL Common Stock may only be paid with shares of stock of the same series of New OPAL Common Stock.

Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of New OPAL, after payment or provision for payment of the debts and other liabilities of New OPAL and of the preferential and other amounts, if any, to which the holders of New OPAL Preferred Stock are entitled, if any, the holders of all outstanding shares of New OPAL Class A Common Stock and New OPAL Class C Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of New OPAL Class A Common Stock and New OPAL Class C Common Stock will be entitled to receive the remaining assets of New OPAL available for distribution ratably in proportion to the number of shares of New OPAL Class A Common Stock and New OPAL Class C Common Stock, which shall be treated as a single class.

Conversion.

a.      Voluntary Conversion.    Each share of New OPAL Class C Common Stock shall be convertible into one share of New OPAL Class A Common Stock at the option of the holder thereof, at any time upon written notice to New OPAL; provided that, for the avoidance of doubt, any such holder of shares of New OPAL Class C Common Stock may in such written notice to New OPAL specify that such conversion into shares of New OPAL Class A Common Stock shall be contingent upon the consummation of one or more sale or other transfer transactions.

b.      Automatic Conversion.    Each share of New OPAL Class C Common Stock shall automatically, without any further action, convert into one share of New OPAL Class A Common Stock upon a Transfer (as defined in the Proposed Charter), other than a Transfer (as defined in the Proposed Charter) to a Qualified Stockholder (as defined in the Proposed Charter).

New OPAL Class D Common Stock

New OPAL expects to have approximately 144,399,037 shares of New OPAL Class D Common Stock issued and outstanding immediately after consummation of the Business Combination. Shares of New OPAL Class D Common Stock may be converted into shares of New OPAL Class B Common Stock pursuant to the Proposed Charter. Further, shares of New OPAL Class D Common Stock, together with the corresponding Class B Units may be exchanged for shares of New OPAL Class C Common Stock pursuant to the Second A&R LLC Agreement.

Voting Rights.    Each holder of New OPAL Class D Common Stock will be entitled to five votes for each share of New OPAL Class D Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of New OPAL Class D Common Stock will be entitled to vote separately upon any amendment to the Proposed Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of New OPAL Common Stock in a manner that is disproportionately adverse as compared to the New OPAL Class A Common Stock, the New OPAL Class B Common Stock and the New OPAL Class C Common Stock.

To the fullest extent permitted by law, holders of shares of each class of the New OPAL Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Charter (including any certificate of designations relating to any series of New OPAL Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of New OPAL Preferred Stock if the holders of such affected series of New OPAL

Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under the Proposed Charter (including any certificate of designations relating to any series of New OPAL Preferred Stock) or under the DGCL.

Dividends; Stock Splits and Combinations.    Dividends of cash or property may not be declared or paid on shares of New OPAL Class D Common Stock.

Further, in no event will any Stock Adjustment be declared or made on any series of New OPAL Common Stock unless:

(a)     a corresponding Stock Adjustment for all other series of New OPAL Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner, and

(b)    the Stock Adjustment has been reflected in the same economically equivalent manner on all Class A Units.

Stock dividends with respect to each class of New OPAL Common Stock may only be paid with shares of stock of the same series of New OPAL Common Stock.

Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of New OPAL, after payment or provision for payment of the debts and other liabilities of New OPAL and of the preferential and other amounts, if any, to which the holders of New OPAL Preferred Stock are entitled, if any, the holders of shares of New OPAL Class D Common Stock will not be entitled to receive, with respect to such shares, any assets of New OPAL in excess of the par value thereof. Notwithstanding the foregoing, the holders of New OPAL Class D Common Stock will have the right to exchange their shares of New OPAL Class D Common Stock, together with the corresponding Class B Units constituting the remainder of any Paired Interests in which such shares are included, for shares of New OPAL Class C Common Stock in accordance with the Second A&R LLC Agreement (or for the consideration payable in respect of shares of Class C Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up).

Subscription Rights.    To the extent that Class B Units are issued pursuant to the Second A&R LLC Agreement to any Qualified Stockholder, such Qualified Stockholder shall have the right to subscribe for an equivalent number of shares of New OPAL Class D Common Stock (subject to adjustment as set forth in the Proposed Charter) in exchange for a payment in cash equal to the aggregate par value of such shares of New OPAL Class D Common Stock.

Conversion.

a.      Voluntary Conversion.    Each share of New OPAL Class D Common Stock shall be convertible into one share of New OPAL Class B Common Stock at the option of the holder thereof at any time upon written notice to New OPAL; provided that, for the avoidance of doubt, any such holder of shares of New OPAL Class D Common Stock may in such written notice to New OPAL specify that such conversion into shares of Class B Common Stock shall be contingent upon the consummation of one or more sale or other transfer transactions.

b.      Automatic Conversion.    Each share of New OPAL Class D Common Stock shall automatically, without any further action, convert into one share of New OPAL Class B Common Stock upon a Transfer (as defined in the Proposed Charter), other than a Transfer (as defined in the Proposed Charter) to a Qualified Stockholder.

Cancellation of New OPAL Class B Common Stock and New OPAL Class D Common Stock

No holder of New OPAL Class B Common Stock or New OPAL Class D Common Stock may transfer shares of New OPAL Class B Common Stock or New OPAL Class D Common Stock, respectively, to any person unless such holder transfers a corresponding number of Class B Units to the same person in accordance with the provisions of the Second A&R LLC Agreement. If any outstanding shares of New OPAL Class B Common Stock or New OPAL Class D Common Stock ceases to be held by a holder of the corresponding Class B Unit, such share of New

OPAL Class B Common Stock or New OPAL Class D Common Stock, respectively, will automatically and without further action on the part of New OPAL or any holder of New OPAL Class B Common Stock or New OPAL Class D Common Stock, respectively, be transferred to New OPAL for no consideration and cancelled.

New OPAL Preferred Stock

The New OPAL Board is expressly authorized, subject to any limitations prescribed by the laws of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of New OPAL Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable laws of the State of Delaware, to establish from time to time the number of shares of New OPAL Preferred Stock to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the New OPAL Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of New OPAL Preferred Stock of any such series.

Except as otherwise expressly provided in any certificate of designation designating any series of New OPAL Preferred Stock, (i) any new series of New OPAL Preferred Stock may be designated, fixed and determined as provided herein by the New OPAL Board without approval of the holders of New OPAL Common Stock or the holders of New OPAL Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the New OPAL Common Stock, the New OPAL Preferred Stock or any future class or series of New OPAL Preferred Stock or New OPAL Common Stock.

Authorized But Unissued New OPAL Capital Stock

As it relates to New OPAL Class A Common Stock, New OPAL will at all times reserve and keep available out of its authorized and unissued shares of New OPAL Class A Common Stock, (i) solely for the purpose of the issuance in connection with the exchange of Paired Interests, the number of shares of New OPAL Class A Common Stock that are issuable upon the exchange of all outstanding Paired Interests which consist of New OPAL Class B Common Stock and Class B Units pursuant to the Second A&R LLC Agreement and (ii) solely for the purpose of the issuance in connection with the conversion of shares of all outstanding New OPAL Class C Common Stock (including all shares of New OPAL Class C Common Stock issuable upon the exchange of Paired Interests which consist of New OPAL Class D Common Stock and Class B Units pursuant to the Second A&R LLC Agreement) into shares of New OPAL Class A Common Stock pursuant to the Proposed Charter, the number of shares of New OPAL Class A Common Stock that are issuable upon such conversion.

As it relates to New OPAL Class B Common Stock, New OPAL will at all times reserve and keep available out of its authorized and unissued shares of New OPAL Class B Common Stock, solely for the purpose of the issuance in connection with the conversion of shares of all outstanding New OPAL Class D Common Stock into shares of New OPAL Class B Common Stock pursuant to the Proposed Charter, the number of shares of New OPAL Class B Common Stock that are issuable upon such conversion.

As it relates to New OPAL Class C Common Stock, New OPAL will at all times reserve and keep available out of its authorized and unissued shares of New OPAL Class C Common Stock, solely for the purpose of the issuance in connection with the exchange of Paired Interests which consist of New OPAL Class D Common Stock and Class B Units, the number of shares of New OPAL Class C Common Stock that are issuable upon the exchange of all outstanding Paired Interests which consist of New OPAL Class D Common Stock and Class B Units, pursuant to the Second A&R LLC Agreement.

Anti-Takeover Effects of Provisions of Delaware Law and the Proposed Organizational Documents

Certain provisions of the Proposed Organizational Documents could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the New OPAL Board and in the policies formulated by the New OPAL Board and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal or proxy fight. Such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of New OPAL Class A Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

These provisions include:

Action by Written Consent; Special Meeting of Stockholder.    Subject to, with respect to the New OPAL Preferred Stock, the terms of any series of New OPAL Preferred Stock, (i) for so long as the holders of shares of New OPAL Class C Common Stock and New OPAL Class D Common Stock beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in election of directors any action that is required or permitted to be taken by the stockholders of New OPAL may be effected by consent in lieu of a meeting and (ii) if the holders of shares of New OPAL Class C Common Stock and New OPAL Class D Common Stock do not beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in election of directors, any action required or permitted to be taken by the stockholders of New OPAL must be effected at a duly called annual or special meeting of the stockholders of New OPAL and may not be effected by any consent in lieu of a meeting.

Subject to any special rights of the holders of any series of New OPAL Preferred Stock and the requirements of applicable law, special meetings of stockholders of New OPAL may be called only by the chairperson of the New OPAL Board, the vice chairperson of the New OPAL Board, the chief executive officer of New OPAL or at the direction of the New OPAL Board pursuant to a written resolution adopted by a majority of the total number of directors of New OPAL that New OPAL would have if there were no vacancies, and the ability of the stockholders or any other Persons to call a special meeting of the stockholders is specifically denied.

Election and Removal of Directors.    Subject to any limitations imposed by applicable law and except for additional directors of New OPAL elected by the holders of any series of New OPAL Preferred Stock as provided for or fixed pursuant to the Proposed Charter, any director of New OPAL or the entire New OPAL Board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock of New OPAL entitled to vote generally in the election of directors of New OPAL, voting together as a single class. In case the New OPAL Board or any one or more directors of New OPAL should be so removed, any new directors of New OPAL shall, unless the New OPAL Board determines by resolution that any such vacancies shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the remaining directors of New OPAL then in office, even if less than a quorum of the New OPAL Board, and not by the stockholders.

Other Limitations on Stockholder Actions.    Our Proposed Bylaws also impose some procedural requirements on stockholders who wish to:

•        make nominations in the election of directors; or

•        propose any other business to be brought before an annual meeting of stockholders.

Under these procedural requirements, in order to bring a proposal of business before an annual meeting of stockholders, a stockholder must deliver timely written notice of a proposal pertaining to a proper matter for stockholder action at the annual meeting to New OPAL’s secretary containing, among other things, the following:

•        the name and record address of each stockholder proposing business, as they appear in New OPAL’s books;

•        the class or series and number of shares of stock of New OPAL, directly or indirectly, held of record and beneficially by the Proponent or Stockholder Associated Person, as such terms are defined in the Bylaws;

•        the names of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons;

•        a description of any agreement, arrangement or understanding reached with respect to shares of our stock, such as any derivative or short positions, profit interests, options, hedging transactions, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of securities and/or borrowed or loaned shares;

•        a description of the business or nomination to be brought before the meeting, the text of the proposal and the reasons for conducting such business at the meeting; and

•        any material interest of the Proponent or Stockholder Associated Person in such business.

Our Proposed Bylaws also set out the timeliness requirements for delivery of such notice.

In order to submit a nomination for the New OPAL Board, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation on Liability and Indemnification of Officers and Directors

The Proposed Organizational Documents provide indemnification for New OPAL’s directors and officers to the fullest extent permitted by the DGCL. New OPAL plans to enter into indemnification agreements with each of its directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, the Proposed Charter includes provisions that eliminate the personal liability of New OPAL’s directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict New OPAL’s rights and the rights of its stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•        any breach of his duty of loyalty to us or our stockholders;

•        acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;

•        unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•        any transaction from which the director derived an improper personal benefit.

These provisions may be held not to be enforceable for violations of the federal securities laws of the U.S.

Exclusive Forum

The Proposed Charter provides that, unless New OPAL consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), and any appellate court thereof shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of New OPAL; (ii) any action, suit or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of New OPAL to New OPAL or New OPAL’s stockholders; (iii) any action, suit or proceeding (including any class action) asserting a claim against New OPAL or any current or former director, officer, other employee, agent or stockholder of New OPAL arising out of or pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws (as each may be amended from time to time); (iv) any action, suit or proceeding (including any class action) to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed By-laws of New OPAL (including any right, obligation or remedy thereunder); (v) any action, suit or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim against New OPAL or any director, officer or other employee of New OPAL governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The exclusive forum provisions of the Proposed Charter shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

If any action the subject matter of which is within the scope of the exclusive forum provisions of the Proposed Charter is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder of New OPAL, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the exclusive forum provisions of the Proposed Charter (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing, holding, owning or otherwise acquiring any interest in any security of New OPAL shall be deemed to have notice of and to have consented to the exclusive forum provisions of the Proposed Charter.

Stockholder Registration Rights

The Investor Rights Agreement will provide the New OPAL Holders with certain registration rights whereby, at any time, subject to certain lockup restrictions and the other terms and conditions of the Investor Rights Agreement, they will have the right to require us to register under the Securities Act certain Registrable Securities (as defined in the Investor Rights Agreement). The Investor Rights Agreement will also provide for piggyback registration rights for certain other parties thereto, subject to certain conditions and exceptions. See “Certain Relationships and Related Party Transactions — OPAL Related Person Transactions — Investor Rights Agreement.”

Warrants

New OPAL Public Warrants

Each New OPAL whole warrant entitles the registered holder to purchase one share of New OPAL Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination, except as discussed in the immediately succeeding paragraph. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of New OPAL Class A Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any New OPAL Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the New OPAL Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue a share of New OPAL Class A Common Stock upon exercise of a warrant unless the share of New OPAL Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of New OPAL Class A Common Stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than twenty business days after the closing of the Business Combination, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of New OPAL Class A Common Stock issuable upon exercise of the warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of New OPAL Class A Common Stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if our shares of New OPAL Class A Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of New OPAL Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of New OPAL Class A Common Stock issuable upon exercise of the warrants is not effective by the 60th day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of New OPAL Class A Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of New OPAL Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the New OPAL Class A Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per share of New OPAL Class A Common Stock equals or exceeds $18.00.

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the New OPAL Class A Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — New OPAL Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the New OPAL Class A Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of New OPAL Class A Common Stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of New OPAL Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — New OPAL Public Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per New OPAL Class A Common Stock equals or exceeds $10.00. Once the warrants become exercisable, we may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of New OPAL Class A Common Stock (as defined below) except as otherwise described below;

•        if, and only if, the closing price of the shares of New OPAL Class A Common Stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — New OPAL Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

•        if the closing price of the New OPAL Class A Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — New OPAL Public Warrants — Anti-dilution Adjustments”), the New OPAL Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding New OPAL Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of New OPAL Class A Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the New OPAL Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of the shares of New OPAL Class A Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares of New OPAL Class A Common Stock issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares of New OPAL Class A Common Stock issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares of New OPAL Class A Common Stock deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of shares of New OPAL Class A Common Stock
	≤ $10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥ 18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New OPAL Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of New OPAL Class A Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of New OPAL Class A Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of New OPAL Class A Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of New OPAL Class A Common Stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of New OPAL Class A Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any share of New OPAL Class A Common Stock.

This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which only provide for a redemption of warrants for cash (other than the New OPAL Private Placement Warrants) when the trading price for the shares of New OPAL Class A Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of New OPAL Class A Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price of the shares of New OPAL Class A Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under

“— Redemption of warrants when the price per share of New OPAL Class A Common Stock equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the shares of New OPAL Class A Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the shares of New OPAL Class A Common Stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of New OPAL Class A Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of New OPAL Class A Common Stock if and when such shares of New OPAL Class A Common Stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of New OPAL Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of New OPAL Class A Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of New OPAL Class A Common Stock pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of New OPAL Class A Common Stock, New OPAL (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption procedures.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares New OPAL Class A Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.

If the number of outstanding shares of New OPAL Class A Common Stock is increased by a capitalization or share dividend paid in shares of New OPAL Class A Common Stock to all or substantially all holders of New OPAL Class A Common Stock, or by a split-up of shares of New OPAL Class A Common Stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of New OPAL Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New OPAL Class A Common Stock. A rights offering made to all or substantially all holders of ArcLight ordinary shares entitling holders to purchase shares of New OPAL Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of New OPAL Class A Common Stock equal to the product of (i) the number of shares of New OPAL Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of New OPAL Class A Common Stock) and (ii) one minus the quotient of (x) the price per share of New OPAL Class A Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of New OPAL Class A Common Stock, in determining the price payable for shares of New OPAL Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of New OPAL Class A Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of New OPAL Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all the holders of shares of New OPAL Class A Common Stock on account of such shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of New OPAL Class A Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of New OPAL Class A Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of shares of New OPAL Class A Common Stock in connection with the Business Combination or (d) to satisfy the redemption rights of the holders of New OPAL Class A Common Stock in connection with the shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our New OPAL Class A Common Stock the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to the rights of holders of New OPAL Class A Common Stock, or (e) in connection with the redemption of our Public Shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New OPAL Class A Common Stock in respect of such event.

If the number of outstanding shares of New OPAL Class A Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of New OPAL Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New OPAL Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New OPAL Class A Common Stock.

Whenever the number of shares of New OPAL Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New OPAL Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of New OPAL Class A Common Stock so purchasable immediately thereafter.

In addition, if (x) we issue additional shares of New OPAL Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the New OPAL Board and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of the shares of New OPAL Class A Common Stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of New OPAL Class A Common Stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of New OPAL Class A Common Stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding shares of New OPAL Class A Common Stock (other than those described above or that solely affects the par value of such shares of New OPAL Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of New OPAL Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New OPAL Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New OPAL Class A Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of New OPAL Class A Common Stock in such a transaction is payable in the form of shares of New OPAL Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in ArcLight’s prospectus, or defective provision (ii) amending the provisions relating to cash dividends on ArcLight ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which ArcLight’s prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrant holders do not have the rights or privileges of holders of shares of New OPAL Class A Common Stock and any voting rights until they exercise their warrants and receive shares of New OPAL Class A Common Stock. After the issuance of New OPAL Class A Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of New OPAL Class A Common Stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

New OPAL Private Placement Warrants

Except as described below, the New OPAL Private Placement Warrants have terms and provisions that are identical to those of the New OPAL Public Warrants. The New OPAL Private Placement Warrants (including the shares of New OPAL Class A Common Stock issuable upon exercise of the New OPAL Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination, except pursuant to limited exceptions to our officers and directors and other persons or entities affiliated with the initial purchasers of the New OPAL Private Placement Warrants, and they will not be redeemable by us, except as described above when the price per share of New OPAL Class A Common Stock equals or exceeds $10.00, so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the New OPAL Private Placement Warrants on a cashless basis. If the New OPAL Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the New OPAL Private Placement Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the New OPAL Public Warrants. Any amendment to the terms of the New OPAL Private Placement Warrants or any provision of the warrant agreement with respect to the New OPAL Private Placement Warrants will require a vote of holders of at least 50% of the number of the then outstanding New OPAL Private Placement Warrants.

Except as described above under “— New OPAL Public Warrants — Redemption of warrants when the price per share of New OPAL Class A Common Stock equals or exceeds $10.00,” if holders of the New OPAL Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New OPAL Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New OPAL Class A Common Stock underlying the warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the shares of New OPAL Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Transfer Agent and Warrant Agent

The transfer agent for New OPAL Class A Common Stock and warrant agent for the New OPAL Public Warrants and New OPAL Private Placement Warrants will be CST.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW OPAL COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New OPAL Common Stock or New OPAL Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted New OPAL Common Stock or New OPAL Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of New OPAL Common Stock then outstanding (as of the date of this proxy statement/prospectus, ArcLight has 31,116,305 ArcLight Class A ordinary shares outstanding and 7,779,076 ArcLight Class B ordinary shares outstanding); or

•        the average weekly reported trading volume of New OPAL Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our Initial Shareholders will be able to sell their founder shares and ArcLight Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial Business Combination.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See “Description of New OPAL’s Capital Stock — Shareholder Registration Rights” above.

APPRAISAL RIGHTS

Neither ArcLight shareholders nor ArcLight warrant holders have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Shareholder Proposals

In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a shareholder, ArcLight’s Existing Organizational Documents provide that the shareholder must give timely notice in proper written form to ArcLight at ArcLight’s principal executive offices and such business must otherwise be a proper matter for shareholder action. Such notice, to be timely, must be received not less than 120 calendar days before the date of ArcLight’s proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if ArcLight did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the ArcLight Board with such deadline being a reasonable time before ArcLight begins to print and send its related proxy materials.

Shareholder Director Nominees

Nominations of persons for election to the ArcLight Board at any annual general meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors as set forth in ArcLight’s notice of such special meeting, may be made by or at the direction of the ArcLight Board or by certain shareholders of ArcLight.

In addition to any other applicable requirements, for a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to ArcLight at ArcLight’s principal executive offices. To be timely, a shareholder’s notice must have been received not less than 120 calendar days before the date of ArcLight’s proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if ArcLight did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the ArcLight Board with such deadline being a reasonable time before ArcLight begins to print and send its related proxy materials.

In addition, a shareholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the ArcLight Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of ArcLight Clean Transition Corp. II, 200 Clarendon Street, 55th Floor Boston, MA 02116. Following the Business Combination, such communications should be sent to OPAL Fuels Inc., One North Lexington Avenue Suite 1450, White Plains, NY 10601, Attention: John Coghlin, General Counsel. Each communication will be forwarded, depending on the subject matter, to the ArcLight Board, the appropriate committee chairperson or all non-management directors.

VALIDITY OF COMMON STOCK

Kirkland & Ellis LLP has passed upon the validity of the securities of New OPAL offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of ArcLight Clean Transition Corp. II as of December 31, 2021, and for the period from January 13, 2021 (inception) through December 31, 2021, included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of OPAL Fuels LLC. as of and for the years ended December 31, 2021, 2020 and 2019 included in this proxy statement/prospectus and Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Beacon RNG LLC. as of April 30, 2021, December 31, 2020 and December 31, 2019 and for the period ended April 30, 2021, and for the year ended December 31, 2021 and for the period from March 11, 2019 (Inception) through December 31, 2019 included in this proxy statement/prospectus and Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent auditor, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

ArcLight has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to ArcLight and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of ArcLight or ArcLight’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

ArcLight files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on ArcLight at the SEC web site containing reports, the registration statement and other information at: http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference herein, or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: Toll-Free (800) 662-5200 or (203) 658-9400
Email: ACTD.info@investor.morrowsodali.com

If you are a shareholder of ArcLight and would like to request documents, please do so no later than four business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Morrow, Morrow will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to ArcLight has been supplied by ArcLight, and all such information relating to OPAL Fuels has been supplied by OPAL Fuels. Information provided by one another does not constitute any representation, estimate or projection of the other.

INDEX TO FINANCIAL STATEMENTS
ARCLIGHT CLEAN TRANSITION CORP. II FINANCIAL STATEMENTS

Page
Unaudited Financial Statements of ArcLight Clean Transition Corp. II
Balance Sheets as of March 31, 2022 (Unaudited) and December 31, 2021	F-3
Statements of Operations for the three months ended March 31, 2022 and for the period from January 13, 2021 (inception) through March 31, 2021 (Unaudited)	F-4
Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2022 and for the period from January 13, 2021 (inception) through March 31, 2021 (Unaudited)	F-5
Statements of Cash Flows for the three months ended March 31, 2022 and for period from January 13, 2021 (inception) through March 31, 2021 (Unaudited)	F-6
Notes to Unaudited condensed Financial Statements	F-7

OPAL FUELS LLC FINANCIAL STATEMENTS

Page
Unaudited Financial Statements of OPAL Fuels LLC
Condensed Consolidated Balance Sheets as of March 31, 2022 (unaudited) and December 31, 2021	F-45
Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2022 and 2021 (unaudited)	F-47
Condensed Consolidated Statements of Changes in Redeemable Preferred Units and Members’ Equity for the Three Months Ended March 31, 2022 and 2021 (unaudited)	F-48
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2022 and 2021 (unaudited)	F-49
Notes to Unaudited Condensed Consolidated Financial Statements	F-51
Page
Audited Financial Statements of OPAL Fuels LLC
Report of Independent Registered Public Accounting Firm	F-78
Consolidated Balance Sheets as of December 31, 2021 and 2020 (restated)	F-79
Consolidated Statements of Operations for the Years Ended December 31, 2021, 2020 (restated) and 2019 (restated)	F-81
Consolidated Statements of Changes in Redeemable Preferred Units and Members’ Equity (Deficit) for the Years Ended December 31, 2021, 2020 (restated) and 2019 (restated)	F-82
Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 (restated) and 2019 (restated)	F-83
Notes to Consolidated Financial Statements (restated)	F-85

BEACON RNG LLC FINANCIAL STATEMENTS

Page
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-146
Consolidated Statements of Operations for the Year Ended 2020 and for the period from March 11, 2019 (Inception) through December 31, 2019	F-147
Consolidated Statements of Changes in Members’ Equity for the Year Ended 2020 and for the period from March 11, 2019 (Inception) through December 31, 2019	F-148
Consolidated Statements of Cash Flows for the Year Ended 2020 and for the period from March 11, 2019 (Inception) through December 31, 2019	F-149
Notes to Consolidated Financial Statements	F-150

ARCLIGHT CLEAN TRANSITION CORP. II

CONDENSED BALANCE SHEETS

	March 31, 2022	December 31, 2021
	(unaudited)
Assets
Current assets:
Cash	$559,253	$811,526
Prepaid expenses	738,743	701,663
Total current assets	1,297,996	1,513,189
Other assets	—	159,954
Investments held in Trust Account	311,200,024	311,175,471
Total Assets	$312,498,020	$312,848,614
Liabilities and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$89,522	$18,764
Accrued expenses	113,400	94,497
Due to related party	1,097
Total current liabilities	204,019	113,261
Deferred legal fees	4,891,549	3,966,447
Deferred underwriting commissions	10,890,707	10,890,707
Derivative warrant liabilities	20,543,880	25,795,700
Total liabilities	36,530,155	40,766,115
Commitments and Contingencies
Class A ordinary shares subject to possible redemption; 31,116,305 shares at redemption value of $10.00 at March 31, 2022 and December 31, 2021	311,163,050	311,163,050
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized (excluding 31,116,305 shares subject to possible redemption) at March 31, 2022 and December 31, 2021	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,779,076 shares issued and outstanding at March 31, 2022 and December 31, 2021	778	778
Accumulated deficit	(35,195,963)	(39,081,329)
Total shareholders’ deficit	(35,195,185)	(39,080,551)
Total Liabilities and Shareholders’ Deficit	$312,489,020	$312,848,614

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARCLIGHT CLEAN TRANSITION CORP. II

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For the three months ended March 31, 2022	For the period January 13, 2021 (inception) through March 31, 2021
General and administrative expenses	$1,391,007	128,476
Loss from operations	(1,391,007)	(128,476)
Other income (expense)
Change in fair value of derivative warrant liabilities	5,251,820	271,160
Financing costs – warrant liabilities	—	(462,620)
Net gain on investments held in Trust Account	24,553	153
Total other income (expense)	5,276,373	(191,307)
Net loss	$3,885,366	(319,783)
Weighted average shares outstanding of Class A ordinary shares, basic and diluted	31,116,305	3,067,805
Basic and diluted net income (loss) per ordinary share	$0.10	(0.03)
Weighted average shares outstanding of Class B ordinary shares, basic and diluted	7,779,076	6,964,134
Basic and diluted net income (loss) per ordinary share	$0.10	(0.30)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARCLIGHT CLEAN TRANSITION CORP. II

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the three months ended March 31, 2022

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	—	$—	7,779,076	$778	$—	$(39,081,329)	$(39,070,551)
Net income	—	—	—	—	—	3,885,366	3,885,366
Balance – March 31, 2022 (unaudited)	—	$—	7,779,076	$778	$—	$(35,195,963)	$(35,195,185)

For the period from January 13, 2021 (Inception) through March 31, 2021

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 13, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	7,906,250	791	24,209	—	25,000
Accretion on Class A ordinary shares subject to possible redemption	—	—	—	—	(199,953)	(22,886,667)	(23,086,620)
Sale of private placement warrants to Sponsor less fair value of private warrants	—	—	—	—	175,731	—	175,731
Forfeiture of Class B ordinary shares from Sponsor	—	—	(127,174)	(13)	13	—	—
Net loss	—	—	—	—	—	(319,783)	(319,783)
Balance – March 31, 2021 (unaudited)	—	$—	7,779,076	$778	$—	$(23,206,450)	$(23,205,672)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARCLIGHT CLEAN TRANSITION CORP. II

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the three months ended March 31, 2022	For the period January 13, 2021 (inception) through March 31, 2021
Cash Flows from Operating Activities:
Net income (loss)	$3,885,366	(319,783)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
General and administrative expenses paid by related party in exchange for issuance of Class B ordinary shares	—	25,000
General and administrative expenses paid by related party under promissory note	—	26,800
Change in fair value of derivative warrant liabilities	(5,251,820)	(271,160)
Financing costs – warrant liabilities	—	462,620
Net gain on investments held in Trust Account	(24,553)	(153)
Changes in operating assets and liabilities:
Prepaid expenses	122,874	(1,409,464)
Accounts payable	70,758	1,442,343
Accrued expenses	18,903	23,534
Accrued expenses – related party	1,097	10,000
Deferred legal fees	925,102	—
Net cash used in operating activities	(252,273)	(10,263)
Cash Flows from Investing Activities:
Cash deposited in Trust Account	—	(311,163,050)
Net cash used in investing activities	—	(311,163,050)
Cash Flows from Financing Activities:
Proceeds from note payable to related party	—	100
Repayment of note payable to related party	—	(171,742)
Proceeds received from initial public offering	—	311,163,050
Proceeds received from private placement	—	9,223,261
Offering costs paid	—	(6,243,461)
Net cash provided by financing activities	—	313,971,208
Net increase (decrease) in cash	(252,273)	2,797,895
Cash – beginning of the period	811,526	—
Cash – end of the period	$559,253	2,797,895
Supplemental disclosure of noncash investing and financing activities:
Offering costs included in accounts payable	$—	252,000
Offering costs included in accrued expenses	$—	70,000
Offering costs paid by related party under promissory note	$—	144,842
Deferred underwriting commissions	$—	10,890,707
Forfeiture of Class B ordinary shares from Sponsor	$—	13

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation

ArcLight Clean Transition Corp. II (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on January 13, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

As of March 31, 2022, the Company had not yet commenced operations. All activity for the period from January 13, 2021 (inception) through March 31, 2022 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below, and, since the closing of the Initial Public Offering, a search for a business combination candidate. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is ArcLight CTC Holdings II, L.P., a Delaware limited partnership (“Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on March 22, 2021. On March 25, 2021, the Company consummated its Initial Public Offering of 31,116,305 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including the partial exercise of the underwriters’ option to purchase 3,616,305 additional Units (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of approximately $311.2 million (see Note 3), and incurring offering costs of approximately $17.6 million, of which approximately $10.9 million was for deferred underwriting commissions (see Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 9,223,261 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant with the Sponsor, generating gross proceeds of approximately $9.2 million (see Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, approximately $311.2 million of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, or the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.00 per share, plus any

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares were recorded at a redemption value and classified as temporary equity, in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares prior to this Initial Public Offering (the “Initial Shareholders”) agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers and directors agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or March 25, 2023 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less up to $100,000 of interest to pay dissolution expenses).

The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the Trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination

On December 2, 2021, the Company, OPAL HoldCo LLC, a Delaware limited liability company (“OPAL HoldCo”), and OPAL Fuels LLC, a Delaware limited liability company (“OPAL Fuels”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”).

The Business Combination Agreement and the transactions contemplated thereby (collectively, the “Business Combination”) were unanimously approved by the boards of directors of each of the Company and OPAL and also approved by OPAL Holdco, the sole member of OPAL Fuels. The Business Combination Agreement provides for, among other things, the following transactions: (i) each outstanding Class B ordinary share, par value $0.0001 per share, of the Company will convert into one Class A ordinary share, par value $0.0001 per share, of the Company; (ii) the Company will change the jurisdiction of its incorporation by deregistering as an exempted company in the Cayman Islands and domesticating to, and continuing as a corporation incorporated under the laws of, the State of Delaware (the “Domestication”) and, in connection with the Domestication, (A) the Company’s name will be changed to “OPAL Fuels Inc.” (“New OPAL”), (B) each outstanding Class A ordinary share of the Company will become one share of Class A common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class A Common Stock”), (C) each outstanding warrant to purchase one Class A ordinary share of the Company will become a warrant to purchase one share of New OPAL Class A common stock and (D) New OPAL will file its certificate of incorporation and adopt bylaws to serve as its governing documents in connection with the

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

Domestication; and (iii) (A) OPAL Fuels will cause its existing limited liability company agreement to be amended and restated, (B) OPAL Fuels will cause all of its limited liability company interests existing immediately prior to the closing of the Business Combination (the “Closing”)to be re-classified into a number of common units (collectively, the “OPAL Units”) based on a pre-transaction equity value for OPAL equal to $1,501,870,000, less all principal and accrued interest outstanding immediately after the Closing pursuant to that certain convertible promissory note, dated as of May 1, 2021 (as amended, including that certain First Amendment to Convertible Note, dated November 29, 2021, the “Ares Note”), held by ARCC Beacon LLC, a Delaware limited liability company (“Ares”), (C) the Company will contribute the (x) the amount of cash in the trust account (the “Trust Account”) established by the Company with the proceeds from its initial public offering as of immediately prior to the Closing (and before, for the avoidance of doubt, giving effect to the exercise of redemption rights by any of the Company’s shareholders (the “Public Share Redemptions”)), minus (y) the aggregate amount of cash required to fund the ACT Share Redemptions and any other obligations to be funded from the Trust Account, plus (z) the aggregate cash proceeds actually received in respect of the PIPE Investment (as defined below) and (E) New OPAL will issue to OPAL Fuels, and OPAL Fuels will in turn distribute to OPAL HoldCo and Hillman RNG Investments, LLC (“Hillman”) a number of shares of Class D common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class D Common Stock”), and distribute to Ares (together with OPAL HoldCo and Hillman, collectively, the “OPAL Equityholders”) shares of Class B common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class B Common Stock”) (neither of which will have any economic value but will entitle the holder thereof to five votes per share or one vote per share, respectively), equal to the number of OPAL Units held by each of the OPAL Equityholders.

In addition, if New OPAL’s annual EBITDA for the calendar year 2023 exceeds $238,000,000 (the “First Earnout Triggering Event”), New OPAL will issue to OPAL HoldCo, Ares and Hillman (collectively, the “Earnout Participants”) an aggregate of 5,000,000 shares of New OPAL Class B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Units (collectively, the “First Earnout Tranche”) in accordance with the allocations set forth in the Business Combination Agreement. Additionally, if New OPAL’s annual EBITDA for the calendar year 2024 exceeds $446,000,000 (the “Second Earnout Triggering Event”), New OPAL will issue to the Earnout Participants an aggregate of 5,000,000 additional shares of New OPAL Class B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Units (collectively, the “Second Earnout Tranche”) in accordance with the allocations set forth in the Business Combination Agreement. In the event that the First Earnout Triggering Event does not occur but the Second Earnout Triggering Event does occur, New OPAL will be obligated to issue both the First Earnout Tranche and the Second Earnout Tranche upon the occurrence of the Second Earnout Triggering Event.

The Business Combination is expected to close late in first half of 2022, following the receipt of the required approval by the Company’s shareholders and the fulfillment of other customary closing conditions.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), including, among others, an affiliate of the Company, as well as additional third-party investors. Pursuant to the Subscription Agreements, each investor agreed to subscribe for and purchase, and the Company agreed to issue and sell to such investors, immediately prior to the Closing, an aggregate of 12,500,000 shares of the Company’s common stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $125,000,000 (the “PIPE Investment”).

The closing of the PIPE Investment is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that the Company will grant the investors in the PIPE Investment certain customary registration rights.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation (cont.)

Investor Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, OPAL Fuels, Ares, Hillman and the Class B Shareholders (collectively the “New OPAL Holders”) will enter into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) the Company and the Company’s Sponsor will agree to terminate the Registration and Shareholder Rights Agreement, dated as of March 25, 2021, entered into by them in connection with the Company’s initial public offering, (ii) New OPAL will provide the New OPAL Holders certain registration rights with respect to certain shares of New OPAL Class A common stock held by them or otherwise issuable to them pursuant to the Business Combination Agreement, Second A&R LLC Agreement or the certificate of incorporation of New OPAL and (iii) the New OPAL Holders will agree not to transfer, sell, assign or otherwise dispose of their shares of New OPAL Class A common stock for up to 180 days following the Closing, subject to certain exceptions.

Liquidity and Capital Resources

As of March 31, 2022, the Company had approximately $559,000 in its operating bank account and working capital of approximately $1.1 million.

The Company’s liquidity needs up to March 31, 2022 had been satisfied through a payment of $25,000 from the Sponsor to cover certain expenses on behalf of the Company in exchange for the issuance of the Founder Shares (as defined below), the loan under the promissory note from the Sponsor of approximately $172,000 (the “Note”) (see Note 5) to the Company, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Note from the Sponsor was repaid in full on March 26, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s officers, directors and Initial Shareholders may, but are not obligated to, provide the Company Working Capital Loans. On May 16, 2022, the Company entered into a non-interest bearing promissory note with the Sponsor for $1,000,000. To date, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the unaudited condensed financial statements. The unaudited condensed financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Summary of Significant Accounting Policies (as Restated)

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and Article 8 of Regulation S-X.

Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the year ended December 31, 2022.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (as Restated) (cont.)

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Annual Report on Form 10-K filed by the Company with the SEC on March 9, 2022.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as of March 31, 2022 and December 31, 2021.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheet at fair value at the

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (as Restated) (cont.)

end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in net gain on investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000, and investments held in Trust Account. As of March 31, 2022, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” approximates the carrying amounts represented in the condensed balance sheets.

Fair Value Measurements

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to and FASB ASC Topic 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in the Initial Public Offering and the underwriters’ exercise of their overallotment option (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the carrying value of the instruments to fair value at each reporting period for so long as they are outstanding. The initial fair value of the Public Warrants issued in connection with the Public Offering and the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model at each measurement

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (as Restated) (cont.)

date. The fair value of Public Warrants have subsequently been measured based on the listed market price of such warrants. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the statements of operations. Offering costs associated with issuance of the Class A ordinary shares were charged against the carrying value of the Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with ASC 480. Class A ordinary shares subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares is classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2022 and December 31, 2021, 31,116,305 Class A ordinary shares subject to possible redemption is presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s condensed balance sheets.

Immediately upon the closing of the Initial Public Offering, the Company recognized the re-measurement from initial book value to redemption amount, which approximates fair value. The change in the carrying value of Class A ordinary shares subject to possible redemption resulted in charges against additional paid-in capital (to the extent available), accumulated deficit and Class A ordinary shares.

Income Taxes

The Company complies with the accounting and reporting requirements of FASB ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (as Restated) (cont.)

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Ordinary Share

The Company has two classes of shares, Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the periods. The Company has not considered the effect of the Public Warrants and the Private Placement to purchase an aggregate of 15,446,522, of the Company’s Class A ordinary shares in the calculation of diluted net income (loss) per share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share for the three months ended March 31, 2022 and for the period January 13, 2021 (inception) through March 31, 2021. Re-measurement associated with the Class A ordinary shares subject to possible redemption is excluded from earnings per share as the redemption value approximates fair value.
	For the three Months ended March 31, 2022		For the period January 13, 2021 (inception) through March 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net (loss) per ordinary share:
Numerator:
Allocation of net income (loss)	$3,108,293	$777,073	$(97,791)	$(221,992)
Denominator:
Basic and diluted weighted average ordinary shares outstanding	31,116,305	7,779,076	3,067,805	6,964,134
Basic and diluted net income (loss) per ordinary share	$0.10	$0.10	$(0.03)	$(0.03)

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncement, if currently adopted would have a material effect on the Company’s unaudited condensed financial statements.

Note 3 — Initial Public Offering

On March 25, 2021, the Company consummated its Initial Public Offering of 31,116,305 Units, including the partial exercise of the underwriters’ option to purchase 3,616,305 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of approximately $311.2 million, and incurring offering costs of approximately $17.6 million, of which approximately $10.9 million was for deferred underwriting commissions.

Each Unit consists of one Class A ordinary share and one-fifth of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 9).

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 9,223,261 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant with the Sponsor, generating gross proceeds of approximately $9.2 million.

Each whole Private Placement Warrant is exercisable for one whole share of Class A ordinary shares at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Note 5 — Related Party Transactions

Founder Shares

On January 20, 2021, the Sponsor paid an aggregate of $25,000 for certain expenses on behalf of the Company in exchange for issuance of 7,187,500 Class B ordinary shares (the “Founder Shares”). On February 2, 2021, the Sponsor transferred 35,000 founder shares to each of Arno Harris, Ja-Chin Audrey Lee, Brian Goncher and Steven Berkenfeld, the Company’s independent directors. On March 22, 2021, the Company effected a share capitalization resulting in an aggregate of 7,906,250 Founder Shares issued and outstanding. The Sponsor agreed to forfeit up to an aggregate of 1,031,250 Founder Shares to the extent that the option to purchase additional units is not exercised in full by the underwriters, so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On March 25, 2021, the underwriters partially exercised the over-allotment option to purchase an additional 3,616,305 Units, with the remaining portion of the over-allotment option expiring at the conclusion of the 45-day option period. As a result, an aggregate of 127,174 Founder Shares were forfeited by the Sponsor upon the expiration of the over-allotment option.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Related Party Loans

On January 20, 2021, the Sponsor agreed to loan the Company up to $300,000 pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. During the period from January 13, 2021 (inception) through March 31, 2021, the Company borrowed approximately $172,000 under the Note and fully repaid the Note on March 26, 2021.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into up to 1,500,000 private placement warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of March 31, 2022 and December 31, 2021, the Company had no borrowings under the Working Capital Loans. See Note 11.

Administrative Services Agreement

On March 25, 2021, the Company entered into an agreement that provided that, commencing on the date that the Company’s securities were first listed on Nasdaq through the earlier of consummation of the initial Business Combination and the liquidation, the Company agreed to pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to the Company. The Company incurred $30,000 and $10,000 in expenses in connection with such services for the three months ended March 31, 2022 and for the period from January 13, 2021 (inception) through March 31, 2022 as reflected in the accompanying unaudited condensed statements of operations.

In addition, the Sponsor, officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account.

Note 6 — Commitments and Contingencies

Registration and Shareholder Rights Agreement

The holders of the Founder Shares, Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Legal Proceedings

On February 14, 2022 and March 7, 2022, respectively, the Company received demand letters from two purported shareholders of the Company claiming certain alleged material omissions in the registration statement on Form S-4, initially filed with the SEC on February 8, 2022, surrounding its planned transaction with OPAL Fuels. Additional demand letters or complaints may follow in the future. The Company specifically denies all allegations in the demand letters that any additional disclosure is required and believes these purported shareholders’’ claims are without merit.

Underwriting Agreement

The Company grant the underwriters a 45-day option from the date of this prospectus to purchase up to 4,125,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On March 25, 2021, the underwriters partially exercised the over-allotment option to purchase an additional 3,616,305 Units. The remaining unexercised over-allotment option expired at the conclusion of the 45-day option period.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 6 — Commitments & Contingencies (cont.)

The underwriters were entitled to an underwriting discount of $0.20 per unit, or approximately $6.2 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $10.9 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Deferred Legal Fees

The Company entered into an engagement letter to obtain legal advisory services, pursuant to which the legal counsel agreed to defer the payment of their fees until the closing of the initial Business Combination. As of March 31, 2022 and December 31, 2021, the Company recorded an aggregate of approximately $4.9 million and $4.0 million in connection with such arrangement as deferred legal fees in the accompanying condensed balance sheets.

Note 7 — Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of March 31, 2022 and December 31, 2021, there were 31,116,305 shares of Class A ordinary shares outstanding, all of which were subject to possible redemption.

As of December 31, 2021, Class A ordinary shares subject to possible redemption reflected on the condensed balance sheets is reconciled on the following table:
Gross Proceeds	$311,163,050
Less:
Offering costs allocated to Class A shares subject to possible redemption	(17,138,390)
Proceeds allocated to Public Warrants at issuance	(5,948,230)
Plus:
Re-measurement on Class A ordinary shares subject to possible redemption amount	23,086,620
Class A ordinary shares subject to possible redemption	$311,163,050

There was no change for the three month period ending March 31, 2022.

Note 8 — Shareholders’ Deficit

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of March 31, 2022 and December 31, 2021, there were 31,116,305 Class A ordinary shares issued and outstanding. All Class A ordinary shares subject to possible redemption have been classified as temporary equity (see Note 7).

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On January 20, 2021, the Company issued 7,187,500 Class B ordinary shares. On March 22, 2021, the Company effected a share capitalization resulting in an aggregate of 7,906,250 Class B ordinary shares issued and outstanding. Of the 7,906,250 Class B ordinary shares outstanding, up to 1,031,250 Class B ordinary shares were subject to forfeiture, to the Company by the Initial Shareholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. On March 25, 2021, the underwriters partially exercised the over-allotment option to purchase an additional 3,616,305 Units with the remaining portion of the over-allotment option expiring at the conclusion of the

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 8 — Shareholders’ Deficit (cont.)

45-day option period. As a result, an aggregate of 127,174 Founder Shares were forfeited by the Sponsor upon the expiration of the over-allotment option. As of March 31, 2022 and December 31, 2021, there were 7,779,076 Class B ordinary shares issued and outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares, which such Class A ordinary shares delivered upon conversion will not have any redemption rights or be entitled to liquidating distributions if the Company does not consummate an initial Business Combination, at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share. As of March 31, 2022 and December 31, 2021, there were no preference shares issued or outstanding.

Note 9 — Derivative Warrant Liabilities

As of March 31, 2022 and December 31, 2021, the Company had an aggregate of 15,446,522 warrants outstanding comprised of 6,223,261 and 9,223,261 Public Warrants and Private Placement Warrants, respectively.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination; provided that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 9 — Derivative Warrant Liabilities (cont.)

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross. proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under the caption “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the last reported sale price (the “closing price”) of Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 9 — Derivative Warrant Liabilities (cont.)

Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of Class A ordinary shares to be determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•        if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•        if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A ordinary shares for the above purpose shall mean the volume weighted average price of our Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 10 — Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

March 31, 2022
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$311,200,024	$—	$—
Liabilities:
Derivative warrant liabilities – public	$8,276,940	$—	$—
Derivative warrant liabilities – private	$—	$—	$12,266,940

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 10 — Fair Value Measurements (cont.)

December 31, 2021
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$311,175,471	$—	$—
Liabilities:
Derivative warrant liabilities – public	$10,392,850	$—	$—
Derivative warrant liabilities – private	$—	$—	$15,402,850

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement on April 1, 2021 because the Public Warrants were separately listed and traded in an active market. There were no transfers between levels for the three months ended March 31, 2022 or for the period from January 13, 2021 (inception) through March 31, 2022.

Level 1 assets include investments in money market funds or U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have been subsequently measured based on the listed market price of such warrants, a Level 1 measurement. For the three months ended March 31, 2022 and for the period from January 13, 2021 (inception) through March 31, 2021, the Company recognized a change to the unaudited condensed statements of operations resulting from a decrease (increase) in the fair value of liabilities of approximately $5.3 million and $0.3 million, respectively, presented as change in fair value of derivative warrant liabilities in the accompanying unaudited condensed statements of operations.

The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 10 — Fair Value Measurements (cont.)

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:
	March 31, 2022	December 31, 2021
Share price	$9.92	$9.98
Volatility	16.3%	21.8%
Expected life of the options to convert	5.25	5.50
Risk-free rate	2.4%	1.3%
Dividend yield	—	—

The change in the fair value of the Level 3 derivative warrant liabilities for the period from January 13, 2021 (inception) through March 31, 2022 is summarized as follows:
	Public Warrants	Private Warrants	Total
Derivative warrant liabilities at January 13, 2021 (inception)	$—	$—	$—
Issuance of Public and Private Warrants	5,948,230	9,047,530	14,995,760
Transfer to Level 1	(10,455,080)	—	(10,455,080)
Change in fair value of derivative warrant liabilities	4,506,850	6,355,320	10,862,170
Derivative warrant liabilities at December 31, 2021	—	15,402,850	15,402,850
Change in fair value of derivative warrant liabilities	—	(3,135,910)	(3,135,910)
Derivative warrant liabilities at March 31, 2022	$—	$12,226,940	$12,266,940

Note 11 — Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date the unaudited condensed financial statements were issued. There are no such events requiring potential adjustments to or disclosure in the unaudited condensed financial statements and the Company has concluded that all such events that would require recognition to or disclosure have been recognized or disclosed.

Effective as of May 11, 2022, the Company and PIPE Investors representing $110,806,000 of the original PIPE Investment entered into amendments with respect to such PIPE Investors’ Subscription Agreements (the “Amended Subscription Agreements”), whereby the termination rights described in the Subscription Agreements were amended to extend the term of each Amended Subscription Agreement by 60 days to July 29, 2022.

Effective as of May 14, 2022, the underwriters from the Initial Public Offering resigned and withdrew from their role in the Business Combination and thereby waived their entitlement to the deferred underwriting commissions in the amount of approximately $10.89 million.

On May 16, 2022, the Company entered into a non-interest bearing $1,000,000 promissory note with the Sponsor. The promissory note is payable by the Company on the earlier of (i) September 25, 2023 and (ii) the date the Company consummates a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

ArcLight Clean Transition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheet of ArcLight Clean Transition Corp. II (the “Company”) as of December 31, 2021, the related statements of operations, changes in shareholders’ deficit and cash flows for the period from January 13, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from January 13, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

Hartford, CT

March 9, 2022

ARCLIGHT CLEAN TRANSITION CORP. II

BALANCE SHEET

DECEMBER 31, 2021

Assets
Current assets:
Cash	$811,526
Prepaid expenses	701,663
Total current assets	1,513,189
Other assets	159,954
Investments held in Trust Account	311,175,471
Total Assets	$312,848,614
Liabilities and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$18,764
Accrued expenses	94,497
Total current liabilities	113,261
Deferred legal fees	3,966,447
Deferred underwriting commissions	10,890,707
Derivative warrant liabilities	25,795,700
Total liabilities	40,766,115
Commitments and Contingencies
Class A ordinary shares subject to possible redemption; 31,116,305 shares at redemption value of $10.00	311,163,050
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no n on-redeemable shares issued and outstanding	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,779,076 shares issued and outstanding	778
Accumulated deficit	(39,081,329)
Total shareholders’ deficit	(39,080,551)
Total Liabilities and Shareholders’ Deficit	$312,848,614

The accompanying notes are an integral part of these financial statements.

ARCLIGHT CLEAN TRANSITION CORP. II

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JANUARY 13, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

General and administrative expenses	$4,944,523
Loss from operations	(4,944,523)
Other income (expense)
Change in fair value of derivative warrant liabilities	(10,799,940)
Financing costs – warrant liabilities	(462,620)
Net gain on investments held in Trust Account	12,421
Total other income (expense)	(11,250,139)
Net loss	$(16,194,662)
Weighted average shares outstanding of Class A ordinary shares, basic and diluted	25,360,688
Basic and diluted net (loss) per ordinary share	$(0.49)
Weighted average shares outstanding of Class B ordinary shares, basic and diluted	7,611,848
Basic and diluted net (loss) per ordinary share	$(0.49)

The accompanying notes are an integral part of these financial statements.

ARCLIGHT CLEAN TRANSITION CORP. II

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE PERIOD FROM JANUARY 13, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 13, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	7,906,250	791	24,209	—	25,000
Accretion on Class A ordinary shares subject to possible redemption	—	—	—	—	(199,953)	(22,886,667)	(23,086,620)
Sale of private placement warrants to Sponsor less fair value of private warrants	—	—	—	—	175,731	—	175,731
Forfeiture of Class B ordinary shares from Sponsor	—	—	(127,174)	(13)	13	—	—
Net loss	—	—	—	—	—	(16,194,662)	(16,194,662)
Balance – December 31, 2021	—	$—	7,779,076	$778	$—	$(39,081,329)	$(39,080,551)

The accompanying notes are an integral part of these financial statements.

ARCLIGHT CLEAN TRANSITION CORP. II

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 13, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

Cash Flows from Operating Activities:
Net loss	$(16,194,662)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by related party in exchange for issuance of Class B ordinary shares	25,000
General and administrative expenses paid by related party under promissory note	26,800
Change in fair value of derivative warrant liabilities	10,799,940
Financing costs – warrant liabilities	462,620
Net gain on investments held in Trust Account	(12,421)
Changes in operating assets and liabilities:
Prepaid expenses	(861,617)
Accounts payable	(181,236)
Accrued expenses	24,497
Deferred legal fees	3,966,447
Net cash used in operating activities	(1,944,632)
Cash Flows from Investing Activities:
Cash deposited in Trust Account	(311,163,050)
Net cash used in investing activities	(311,163,050)
Cash Flows from Financing Activities:
Proceeds from note payable to related party	100
Repayment of note payable to related party	(171,742)
Proceeds received from initial public offering	311,163,050
Proceeds received from private placement	9,223,261
Offering costs paid	(6,295,461)
Net cash provided by financing activities	313,919,208
Net increase in cash	811,526
Cash – beginning of the period	—
Cash – end of the period	$811,526
Supplemental disclosure of noncash investing and financing activities:
Offering costs included in accounts payable	$200,000
Offering costs included in accrued expenses	$70,000
Offering costs paid by related party under promissory note	$144,842
Deferred underwriting commissions	$10,890,707
Forfeiture of Class B ordinary shares from Sponsor	$13

The accompanying notes are an integral part of these financial statements.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

ArcLight Clean Transition Corp. II (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on January 13, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not finalized (“Business Combination”).

As of December 31, 2021, the Company had not yet commenced operations. All activity for the period from January 13, 2021 (inception) through December 31, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), which is described below, and, since the closing of the Initial Public Offering, a search for a business combination candidate. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is ArcLight CTC Holdings II, L.P., a Delaware limited partnership (“Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on March 22, 2021. On March 25, 2021, the Company consummated its Initial Public Offering of 31,116,305 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including the partial exercise of the underwriters’ option to purchase 3,616,305 additional Units (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of approximately $311.2 million (see Note 3), and incurring offering costs of approximately $17.6 million, of which approximately $10.9 million was for deferred underwriting commissions (see Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 9,223,261 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant with the Sponsor, generating gross proceeds of approximately $9.2 million (see Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, approximately $311.2 million of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, or the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.00 per share, plus any

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares were recorded at a redemption value and classified as temporary equity, in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares prior to this Initial Public Offering (the “Initial Shareholders”) agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers and directors agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or March 25, 2023 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less up to $100,000 of interest to pay dissolution expenses).

The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the Trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination

On December 2, 2021, the Company, OPAL HoldCo LLC, a Delaware limited liability company (“OPAL HoldCo”), and OPAL Fuels LLC, a Delaware limited liability company (“OPAL Fuels”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”).

The Business Combination Agreement and the transactions contemplated thereby (collectively, the “Business Combination”) were unanimously approved by the boards of directors of each of the Company and OPAL and also approved by OPAL Holdco, the sole member of OPAL Fuels. The Business Combination Agreement provides for, among other things, the following transactions: (i) each outstanding Class B ordinary share, par value $0.0001 per share, of the Company will convert into one Class A ordinary share, par value $0.0001 per share, of the Company; (ii) the Company will change the jurisdiction of its incorporation by deregistering as an exempted company in the Cayman Islands and domesticating to, and continuing as a corporation incorporated under the laws of, the State of Delaware (the “Domestication”) and, in connection with the Domestication, (A) the Company’s name will be changed to “OPAL Fuels Inc.” (“New OPAL”), (B) each outstanding Class A ordinary share of the Company will become one share of Class A common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class A Common Stock”), (C) each outstanding warrant to purchase one Class A ordinary share of the Company will become a warrant to purchase one share of New OPAL Class A common stock and (D) New OPAL will file its certificate of incorporation and adopt bylaws to serve as its governing documents in connection with the Domestication;

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

and (iii) (A) OPAL Fuels will cause its existing limited liability company agreement to be amended and restated, (B) OPAL Fuels will cause all of its limited liability company interests existing immediately prior to the closing of the Business Combination (the “Closing”)to be re-classified into a number of common units (collectively, the “OPAL Units”) based on a pre-transaction equity value for OPAL equal to $1,501,870,000, less all principal and accrued interest outstanding immediately after the Closing pursuant to that certain convertible promissory note, dated as of May 1, 2021 (as amended, including that certain First Amendment to Convertible Note, dated November 29, 2021”), held by ARCC Beacon LLC, a Delaware limited liability company (“Ares”), (C) the Company will contribute the (x) the amount of cash in the trust account (the “Trust Account”) established by the Company with the proceeds from its initial public offering as of immediately prior to the Closing (and before, for the avoidance of doubt, giving effect to the exercise of redemption rights by any of the Company’s shareholders (the “Public Share Redemptions”)), minus (y) the aggregate amount of cash required to fund the ACT Share Redemptions and any other obligations to be funded from the Trust Account, plus (z) the aggregate cash proceeds actually received in respect of the PIPE Investment (as defined below) and (E) New OPAL will issue to OPAL Fuels, and OPAL Fuels will in turn distribute to OPAL HoldCo and Hillman RNG Investments, LLC (“Hillman”) a number of shares of Class D common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class D Common Stock”), and distribute to Ares (together with OPAL HoldCo and Hillman, collectively, the “OPAL Equityholders”) shares of Class B common stock, par value $0.0001 per share, of New OPAL (the “New OPAL Class B Common Stock”) (neither of which will have any economic value but will entitle the holder thereof to five votes per share or one vote per share, respectively), equal to the number of OPAL Units held by each of the OPAL Equityholders.

In addition, if New OPAL’s annual EBITDA for the calendar year 2023 exceeds $238,000,000 (the “First Earnout Triggering Event”), New OPAL will issue to OPAL HoldCo, Ares and Hillman (collectively, the “Earnout Participants”) an aggregate of 5,000,000 shares of New OPAL Class B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Units (collectively, the “First Earnout Tranche”) in accordance with the allocations set forth in the Business Combination Agreement. Additionally, if New OPAL’s annual EBITDA for the calendar year 2024 exceeds $446,000,000 (the “Second Earnout Triggering Event”), New OPAL will issue to the Earnout Participants an aggregate of 5,000,000 additional shares of New OPAL Class B Common Stock and New OPAL Class D Common Stock and corresponding OPAL Units (collectively, the “Second Earnout Tranche”) in accordance with the allocations set forth in the Business Combination Agreement. In the event that the First Earnout Triggering Event does not occur but the Second Earnout Triggering Event does occur, New OPAL will be obligated to issue both the First Earnout Tranche and the Second Earnout Tranche upon the occurrence of the Second Earnout Triggering Event.

The Business Combination is expected to close late in first half of 2022, following the receipt of the required approval by the Company’s shareholders and the fulfillment of other customary closing conditions.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors, including, among others, an affiliate of the Company, as well as additional third-party investors. Pursuant to the Subscription Agreements, each investor agreed to subscribe for and purchase, and the Company agreed to issue and sell to such investors, immediately prior to the Closing, an aggregate of 12,500,000 shares of the Company’s common stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $125,000,000 (the “PIPE Investment”).

The closing of the PIPE Investment is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that the Company will grant the investors in the PIPE Investment certain customary registration rights.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

Investor Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, OPAL Fuels, Ares, Hillman and the Class B Shareholders (collectively the “New OPAL Holders”) will enter into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) the Company and the Company’s Sponsor will agree to terminate the Registration and Shareholder Rights Agreement, dated as of March 25, 2021, entered into by them in connection with the Company’s initial public offering, (ii) New OPAL will provide the New OPAL Holders certain registration rights with respect to certain shares of New OPAL Class A common stock held by them or otherwise issuable to them pursuant to the Business Combination Agreement, Second A&R LLC Agreement or the certificate of incorporation of New OPAL and (iii) the New OPAL Holders will agree not to transfer, sell, assign or otherwise dispose of their shares of New OPAL Class A common stock for up to 180 days following the Closing, subject to certain exceptions.

Liquidity and Capital Resources

As of December 31, 2021, the Company had approximately $812,000 in its operating bank account and working capital of approximately $1.4 million.

The Company’s liquidity needs up to December 31, 2021 had been satisfied through a payment of $25,000 from the Sponsor to cover certain expenses on behalf of the Company in exchange for the issuance of the Founder Shares (as defined below), the loan under the promissory note from the Sponsor of approximately $172,000 (the “Note”) (see Note 5) to the Company, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Note from the Sponsor was repaid in full on March 26, 2021.

Based on the foregoing, management believes that the Company will have sufficient working capital to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Management continues to evaluate the impact of the COVID-19 pandemic and have concluded that the specific impact is not readily determinable as of the date of financial statements. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of our financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2021.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in net gain on investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000, and investments held in Trust Account. At December 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” approximates the carrying amounts represented in the balance sheets.

Fair Value Measurements

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in the Initial Public Offering and the underwriters’ exercise of their overallotment option (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the carrying value of the instruments to fair value at each reporting period for so long as they are outstanding. The initial fair value of the Public Warrants issued in connection with the Public Offering and the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model at each measurement date. The fair value of Public Warrants have subsequently been measured based on the listed market price of such warrants. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the statements of operations. Offering costs associated with issuance of the Class A ordinary shares were charged against the carrying value of the Class A ordinary shares subject to possible

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with ASC 480. Class A ordinary shares subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares is classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2021, 31,116,305 Class A ordinary shares subject to possible redemption is presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which approximates fair value. The change in the carrying value of Class A ordinary shares subject to possible redemption resulted in charges against additional paid-in capital (to the extent available), accumulated deficit and Class A ordinary shares.

Income Taxes

The Company complies with the accounting and reporting requirements of FASB ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Ordinary Share

The Company has two classes of shares, Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and the Private Placement

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

to purchase an aggregate of 15,446,522, of the Company’s Class A ordinary shares in the calculation of diluted net income (loss) per share, since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share for the period January 13, 2021 (inception) through December 31, 2021. Accretion associated with the Class A ordinary shares subject to possible redemption is excluded from earnings per share as the redemption value approximates fair value.

The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share for each ordinary share class:
	For the period January 13, 2021 (inception) through December 31, 2021
	Class A	Class B
Basic and diluted net (loss) per ordinary share:
Numerator:
Allocation of net (loss)	$(12,456,056)	$(3,738,606)
Denominator:
Basic and diluted weighted average ordinary shares outstanding	25,360,688	7,611,848
Basic and diluted net (loss) per ordinary share	$(0.49)	$(0.49)

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for the Company on January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On March 25, 2021, the Company consummated its Initial Public Offering of 31,116,305 Units, including the partial exercise of the underwriters’ option to purchase 3,616,305 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of approximately $311.2 million, and incurring offering costs of approximately $17.6 million, of which approximately $10.9 million was for deferred underwriting commissions.

Each Unit consists of one Class A ordinary share and one-fifth of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 9).

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 9,223,261 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant with the Sponsor, generating gross proceeds of approximately $9.2 million.

Each whole Private Placement Warrant is exercisable for one whole share of Class A ordinary shares at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Note 5 — Related Party Transactions

Founder Shares

On January 20, 2021, the Sponsor paid an aggregate of $25,000 for certain expenses on behalf of the Company in exchange for issuance of 7,187,500 Class B ordinary shares (the “Founder Shares”). On February 2, 2021, the Sponsor transferred 35,000 founder shares to each of Arno Harris, Ja-Chin Audrey Lee, Brian Goncher and Steven Berkenfeld, the Company’s independent directors. On March 22, 2021, the Company effected a share capitalization resulting in an aggregate of 7,906,250 Founder Shares issued and outstanding. The Sponsor agreed to forfeit up to an aggregate of 1,031,250 Founder Shares to the extent that the option to purchase additional units is not exercised in full by the underwriters, so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On March 25, 2021, the underwriters partially exercised the over-allotment option to purchase an additional 3,616,305 Units, with the remaining portion of the over-allotment option expiring at the conclusion of the 45-day option period. As a result, an aggregate of 127,174 Founder Shares were forfeited by the Sponsor upon the expiration of the over-allotment option.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Related Party Loans

On January 20, 2021, the Sponsor agreed to loan the Company up to $300,000 pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. During the period from January 13, 2021 (inception) through March 31, 2021, the Company borrowed approximately $172,000 under the Note and fully repaid the Note on March 26, 2021.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into up to 1,500,000 private placement warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

On March 25, 2021, the Company entered into an agreement that provided that, commencing on the date that the Company’s securities were first listed on Nasdaq through the earlier of consummation of the initial Business Combination and the liquidation, the Company agreed to pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to the Company. The Company incurred $100,000 in expenses in connection with such services for the period from January 13, 2021 (inception) ended December 31, 2021 which is included in general and administrative expenses in the accompanying statement of operations.

In addition, the Sponsor, officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account.

Note 6 — Commitments & Contingencies

Registration and Shareholder Rights Agreement

The holders of the Founder Shares, Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company grant the underwriters a 45-day option from the date of this prospectus to purchase up to 4,125,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On March 25, 2021, the underwriters partially exercised the over-allotment option to purchase an additional 3,616,305 Units. The remaining unexercised over-allotment option expired at the conclusion of the 45-day option period.

The underwriters were entitled to an underwriting discount of $0.20 per unit, or approximately $6.2 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $10.9 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments & Contingencies (cont.)

Deferred Legal Fees

We entered into an engagement letter to obtain legal advisory services, pursuant to which the legal counsel agreed to defer their fees until the closing of the initial Business Combination. As of December 31, 2021, the Company recorded an aggregate of approximately $4.0 million in connection with such arrangement as deferred legal fees in the accompanying balance sheet.

Note 7 — Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of December 31, 2021, there were 31,116,305 shares of Class A ordinary shares outstanding, all of which were subject to possible redemption.

As of December 31, 2021, Class A ordinary shares subject to possible redemption reflected on the balance sheet is reconciled on the following table:
Gross Proceeds	$311,163,050
Less:
Offering costs allocated to Class A shares subject to possible redemption	(17,138,390)
Proceeds allocated to Public Warrants at issuance	(5,948,230)
Plus:
Accretion on Class A ordinary shares subject to possible redemption amount	23,086,620
Class A ordinary shares subject to possible redemption	$311,163,050

Note 8 — Shareholders’ Deficit

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of December 31, 2021, there were 31,116,305 Class A ordinary shares issued and outstanding. All Class A ordinary shares subject to possible redemption have been classified as temporary equity (see Note 7).

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On January 20, 2021, the Company issued 7,187,500 Class B ordinary shares. On March 22, 2021, the Company effected a share capitalization resulting in an aggregate of 7,906,250 Class B ordinary shares issued and outstanding. Of the 7,906,250 Class B ordinary shares outstanding, up to 1,031,250 Class B ordinary shares were subject to forfeiture, to the Company by the Initial Shareholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. On March 25, 2021, the underwriters partially exercised the over-allotment option to purchase an additional 3,616,305 Units with the remaining portion of the over-allotment option expiring at the conclusion of the 45-day option period. As a result, an aggregate of 127,174 Founder Shares were forfeited by the Sponsor upon the expiration of the over-allotment option. As of December 31, 2021, there were 7,779,076 Class B ordinary shares issued and outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares, which such Class A ordinary shares delivered upon conversion will not have any redemption rights or be entitled to liquidating distributions if the Company does not consummate an initial Business Combination, at the time of the initial

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 8 — Shareholders’ Deficit (cont.)

Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share. As of December 31, 2021, there were no preference shares issued or outstanding.

Note 9 — Derivative Warrant Liabilities

As of December 31, 2021, the Company had 6,223,261 and 9,223,261 Public Warrants and Private Placement Warrants, respectively, outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination; provided that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross. proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 9 — Derivative Warrant Liabilities (cont.)

ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under the caption “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the last reported sale price (the “closing price”) of Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period.

Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•        if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30 — trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 9 — Derivative Warrant Liabilities (cont.)

•        if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A ordinary shares for the above purpose shall mean the volume weighted average price of our Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 10 — Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

December 31, 2021
Description	Level 1	Level 2	Level 3
Assets:
Investments held in Trust Account – money market fund	$311,175,471	$—	$—
Liabilities:
Derivative liabilities – Public Warrants	$10,392,850	$—	$—
Derivative liabilities – Private Warrants	$—	$—	$15,402,850

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement on April 1, 2021 because the Public Warrants were separately listed and traded in an active market.

Level 1 assets include investments in money market funds or U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have been subsequently measured based on the listed market price of such warrants, a Level 1 measurement. For the period from January 13, 2021 (inception) through December 31, 2021, the Company recognized a change to the statement of operations resulting from an increase in the fair value of liabilities of approximately $10.8 million presented as change in fair value of derivative warrant liabilities in the accompanying statement of operations.

The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the Company’s traded warrants and from historical

ARCLIGHT CLEAN TRANSITION CORP. II
NOTES TO FINANCIAL STATEMENTS

Note 10 — Fair Value Measurements (cont.)

volatility of select peer company’s ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:
	March 22, 2021	December 31, 2021
Share price	$9.81	$9.98
Volatility	14.3%	21.8%
Expected life of the options to convert	6.53	5.50
Risk-free rate	1.2%	1.3%
Dividend yield	—	—

The change in the level 3 fair value of the derivative warrant liabilities for the period from January 13, 2021 (inception) through December 31, 2021 is summarized as follows:
	Public	Private	Total
Derivative warrant liabilities at January 13, 2021 (inception)	$—	$—	$—
Issuance of Public and Private Warrants	5,948,230	9,047,530	14,995,760
Transfer to Level 1	(10,455,080)	—	(10,455,080)
Change in fair value of derivative warrant liabilities	4,506,850	6,355,320	10,862,170
Derivative warrant liabilities at December 31, 2021	$—	$15,402,850	$15,402,850

Note 11 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date financial statements were issued. Based upon this review, the Company determined that there have been no events that have occurred that would require adjustments to the disclosures in the financial statements.

OPAL FUELS LLC
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except per unit data)

	March 31, 2022	December 31, 2021
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents (includes $5,653 and $1,991 at March 31, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	$50,216	$39,314
Accounts receivable, net (includes $46 and $40 at March 31, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	29,130	25,391
Fuel tax credits receivable	2,393	2,393
Contract assets	10,773	8,484
Parts inventory	5,847	5,143
Environmental credits held for sale	140	386
Prepaid expense and other current assets (includes $79 and $113 at March 31, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	5,207	5,482
Derivative financial asset, current portion	—	382
Total current assets	103,706	86,975
Capital spares	3,045	3,025
Property, plant, and equipment, net (includes $35,458 and $27,794 at March 31, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	194,990	169,770
Investment in other entities	46,492	47,150
Note receivable	9,355	9,200
Note receivable – variable fee component	1,723	1,656
Deferred financing costs	4,830	2,370
Other long-term assets	639	489
Intangible assets, net	2,662	2,861
Restricted cash (includes $1,163 and $1,163 at March 31, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	2,750	2,740
Goodwill	54,608	54,608
Total assets	$424,800	$380,844
Liabilities and Equity
Current liabilities:
Accounts payable (includes $619 and $544 at March 31, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	9,319	12,581
Accounts payable, related party	1,048	166
Fuel tax credits payable	1,978	1,978
Accrued payroll	5,723	7,652
Accrued capital expenses (includes $1,084 and $1,722 at March 31, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	9,963	5,517
Accrued expenses and other current liabilities (includes $972 and $— at March 31, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	10,144	7,220
Contract liabilities	9,585	9,785
Senior secured credit facility – term loan, current portion, net of debt issuance costs	72,162	73,145
Senior secured credit facility – working capital facility, current portion	7,500	7,500
OPAL term loan, current portion	19,332	13,425

OPAL FUELS LLC
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(In thousands of U.S. dollars, except per unit data)

	March 31, 2022	December 31, 2021
	(Unaudited)
Sunoma loan, current portion (includes $1,059 and $756 at March 31, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	1,059	756
Municipality loan	194	194
Derivative financial liability, current portion	825	992
Other current liabilities	499	374
Asset retirement obligation, current portion	1,586	831
Total current liabilities	150,917	142,116
Asset retirement obligation, non-current portion	4,221	4,907
OPAL term loan	66,682	59,090
Convertible note payable	59,730	58,710
Sunoma loan, net of debt issuance costs (includes $17,414 and $16,199 at March 31, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	17,414	16,199
Municipality loan	29	84
Other long-term liabilities	4,872	4,781
Total liabilities	303,865	285,887
Commitments and contingencies (Note 15)
Redeemable preferred units:
Series A-1 preferred units, subject to redemption, $100 par value, 600,000 authorized, and 300,000 units issued and outstanding at March 31, 2022 and December 31, 2021	30,810	30,210
Series A preferred units, subject to redemption, $100 par value, 2,000,000 units authorized, and 250,000 and 0 units issued and outstanding at March 31, 2022 and December 31, 2021, respectively, $75,000 subscription for units unissued	25,117	—
Members’ equity
Common units, without par value, 1,000 units authorized, and 1,000 units issued and outstanding at March 31, 2022 and December 31, 2021	47,566	47,592
Retained earnings	10,758	15,967
Total OPAL Fuels LLC members’ equity	58,324	63,559
Non-controlling interest in subsidiaries	6,684	1,188
Total members’ equity	65,008	64,747
Total liabilities, redeemable preferred units and members’ equity	$424,800	$380,844

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OPAL FUELS LLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per unit data)
(Unaudited)

	Three Months Ended March 31,
	2022	2021
Revenues:
RNG fuel	$25,142	$4,979
Renewable power	9,124	10,961
Fuel station services	14,781	8,283
Total revenues	49,047	24,223
Operating expenses:
Cost of sales – RNG fuel	14,487	2,652
Cost of sales – Renewable power	8,408	9,034
Cost of sales – Fuel station services	12,979	6,706
Selling, general, and administrative	10,855	4,925
Depreciation, amortization, and accretion	3,313	1,988
Total expenses	50,042	25,305
Operating loss	(995)	(1,082)
Other (expense) income:
Interest and financing expense, net	(3,051)	(1,314)
Realized and unrealized gain on interest rate swaps, net	236	50
(Loss) income from equity method investments	(657)	1,831
Net loss	(4,467)	(515)
Paid-in-kind preferred dividends	717
Net loss attributable to non-controlling interests	(242)	(88)
Net loss attributable to OPAL Fuels LLC	$(4,942)	$(427)
Weighted average units outstanding:
Basic	1,000	986
Diluted	1,000	986
Per unit amounts:
Basic	$(4,942)	$(433)
Diluted	$(4,942)	$(433)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OPAL FUELS LLC
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED UNITS AND MEMBERS’ EQUITY
(In thousands of U.S. dollars, except per unit data)
(Unaudited)

	Series A Preferred Units		Series A-1 Preferred Units		Common Units		Retained Earnings	Total Members’ Equity	Non- Controlling Interest	Total Equity
	Number of Units	Amount	Number of Units	Amount	Number of Units	Members’ Equity
Balance, December 31, 2021	—	$—	300,000	$30,210	1,000	$47,592	$15,967	$63,559	$1,188	$64,747
Net loss	—	—	—	—	—	—	(4,225)	(4,225)	(242)	(4,467)
Initial non-controlling interests(1)	—	—	—	—	—	(95)	—	(95)	5,738	5,643
Amortization on payment to acquire non-controlling interest	—	—	—	—	—	(91)	—	(91)	—	(91)
Series A redeemable preferred units, net of issuance costs(2)	250,000	25,000	—	—	—	—	(267)	(267)	—	(267)
Stock-based compensation	—	—	—	—	—	160	—	160	—	160
Paid-in-kind preferred dividends		117	—	600	—	—	(717)	(717)	—	(717)
Balance, March 31, 2022	250,000	$25,117	300,000	$30,810	1,000	$47,566	$10,758	$58,324	$6,684	$65,008

____________

(1)      Represents partner’s contribution towards a newly formed joint venture Emerald RNG LLC. See Note.12 Variable Interest Entities for additional information.

(2)      On March 11, 2022, the Company issued 250,000 redeemable preferred units to NextEra Energy(“NextEra”) for aggregate proceeds of $25,000. The issuance costs of $267 were reduced from retained earnings. Please see Note.13 Redeemable preferred units for additional information.

	Common Units		Accumulated Deficit	Total Members’ Equity	Non- Controlling Interest	Total Equity
	Number of Units	Members Equity
Balance, December 31, 2020	986	$49,170	$(25,396)	$23,774	$6,685	$30,459
Net loss	—	—	(427)	(427)	(88)	(515)
Initial non-controlling interest	—	3,808	—	3,808	6,223	10,031
Contributions	—	1,766	—	1,766	—	1,766
Distributions to members	—	(2,103)	—	(2,103)	—	(2,103)
Stock-based compensation	—	160	—	160	—	160
Balance, March 31, 2021	986	$52,801	$(25,823)	$26,978	$12,820	$39,798

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OPAL FUELS LLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(4,467)	$(515)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Loss (income) from equity method investment	657	(1,831)
Depreciation and amortization	3,238	1,938
Amortization of deferred financing costs	438	239
Amortization of PPA liability	—	(65)
Accretion expense related to asset retirement obligation	75	50
Stock-based compensation	160	160
Paid-in-kind interest income	(222)	—
Paid-in-kind interest expense	1,020	—
Unrealized loss on derivative financial instruments	214	581
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(3,739)	5,827
Fuel tax credits receivable	—	58
Capital spares	(20)	(6)
Parts inventory	(703)	(612)
Environmental credits held for sale	246	264
Prepaid expense and other current assets	275	476
Contract assets	(2,289)	2,303
Accounts payable	(4,716)	(2,243)
Accounts payable, related party	326	(393)
Fuel tax credits payable	—	491
Accrued payroll	(1,936)	(89)
Accrued expense and other current liabilities	2,533	(1,507)
Other liabilities	125	—
Contract liabilities	(200)	627
Net cash (used in) provided by operating activities	(8,985)	5,753
Cash flows from investing activities:
Purchase of property, plant, and equipment	(22,509)	(15,059)
Distributions received from equity method investment	—	2,103
Net cash used in investing activities	(22,509)	(12,956)
Cash flows from financing activities:
Proceeds from Sunoma loan	1,506	4,219
Proceeds from OPAL term loan	15,000	—
Financing costs paid to other third parties	(1,858)	—
Repayment of Senior secured credit facility	(1,219)	(1,233)
Repayment of OPAL term loan	(1,611)	—
Repayment of Municipality loan	(55)	(51)
Proceeds from sale of non-controlling interest	5,643	10,031

OPAL FUELS LLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31,
	2022	2021
Proceeds from issuance of redeemable preferred units	25,000	—
Contributions from members	—	1,766
Distributions to members	—	(2,103)
Net cash provided by financing activities	42,406	12,629
Net increase in cash, restricted cash, and cash equivalents	10,912	5,426
Cash, restricted cash, and cash equivalents, beginning of period	42,054	15,388
Cash, restricted cash, and cash equivalents, end of period	$52,966	$20,814
Supplemental disclosure of cash flow information
Interest paid, net of $— and $40 capitalized, respectively	$1,536	$1,077
Noncash investing and financing activities:
Fair value of contingent consideration to redeem the non-controlling interest included in other long-term liabilities	$91	$—
Paid-in-kind dividend on redeemable preferred units	$717	$—
Accrual for purchase of Property, plant and equipment included in Accounts payable and Accrued capital expenses	$12,104	$2,142
Accrual for deferred financing costs included in Accrued expenses and other current liabilities	$2,326	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

1. Description of Business

OPAL Fuels LLC (including its subsidiaries, the “Company”) is engaged in the business of producing and distributing renewable natural gas (“RNG”) to power transportation throughout the United States. The Company owns RNG production facilities that are in operation, under construction, and in late-stage development. OPAL Fuels LLC also constructs, owns, and services fueling stations that dispense RNG and compressed natural gas (“CNG”) for vehicle fleets across the country that use RNG and CNG to displace diesel as their transportation fuel. RNG is derived from landfill gas (“LFG”) and dairy digester gas. In addition, the Company owns LFG fueled power plants that sell renewable power to public utilities. The Company is a subsidiary of OPAL HoldCo LLC (the “Parent Company”) which, in turn, is an indirect subsidiary of Fortistar LLC (the “Ultimate Parent”).

COVID-19 Impact

In March 2020, the World Health Organization categorized the Coronavirus Disease 2019 (“COVID-19”) as a pandemic and the President of the United States declared the COVID-19 outbreak as a national emergency. Management considered the impact of COVID-19 on the assumptions and estimates used and determined that, because the Company was deemed to be an essential business by the U.S. government and incurred neither layoffs of personnel nor a decline in its customer base or business operations, there was no material adverse impact on the Company’s statement of position and result of operations as of, and for the three months ended March 31, 2022.

The future impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and its impact on our customers, all of which are uncertain and cannot be predicted. As of the date of issuance of these condensed consolidated financial statements, the extent to which the COVID-19 pandemic may impact the Company’s financial condition, liquidity, or results of operations is uncertain.

Liquidity and Capital Resources

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. As per the accounting standard, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

In performing the first step of this assessment, we concluded that the following conditions raise substantial doubt about our ability to meet our financial obligations as they come due within one year after the date that the financial statements are issued:

•        We have history of net losses from our operations. We have retained earnings of $10,758 as of March 31, 2022 and cash used in operating activities of $8,985 for the three months ended March 31, 2022;

•        Our cash balance as of March 31, 2022 was $52,966, out of which $2,750 is restricted;

•        We have $95,478 of our outstanding debt coming due in 2022;

•        We also considered our projected capital expenditures to fund our growth plans.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

1. Description of Business (cont.)

In performing the second step of this assessment, we are required to evaluate whether our plans to mitigate the above conditions alleviate the substantial doubt about our ability to meet our obligations as they become due within one year after the date of financial statements are issued. We list below our plans to alleviate the substantial doubt:

•        We have closed on a delayed draw term loan A for an aggregate amount of $125,000 with a syndicate of lenders, led by Bank of America as book runner and agent. $90,000 was available at closing and the remaining $35,000 becomes available in the second half of 2022 as three more facilities become operational. Pursuant to the closing of the facility, we drew down $75,000 in October 2021 and an additional $15,000 in the first quarter of 2022.

•        We have closed a preferred equity investment of $100,000 with NextEra. The $100,000 is available for us at our discretion to be drawn in $10,000 increments through June 30, 2022. We have issued 250,000 of Series A redeemable preferred units and drawn $25,000 during the first quarter of 2022 and an additional $50,000 subsequent to the quarter end. We have an additional $25,000 available for us as of the date of this report.

•        We have announced a business combination with ArcLight Clean Transition Corp II (“Arclight”), a SPAC that trades on the NASDAQ under the ticker “ACTD” (the “Business Combination”). We expect to raise net proceeds of approximately $301,483, after associated transaction costs assuming no redemptions and $10,902 assuming maximum redemptions in which maximum 29,058,108 Arclight Clean Transition Corp II Class A ordinary shares are redeemed. On May 13, 2022, each of BofA Securities, Inc. (“BofA”), Credit Suisse Securities (USA) LLC (“CS”) and Citigroup Global Markets Inc. (“Citi”) delivered to ArcLight and OPAL Fuels notices of resignation of their roles as placement agents in connection with the PIPE Investment and with respect to BofA and CS, their roles as financial advisors to the Company in connection with the Business Combination and, with respect to Citi, its role as financial advisor to ArcLight in connection with the Business Combination. On May 14, 2022, Barclays Capital Inc. (“Barclays” together with BofA, CS and Citi, the “Advisors”) delivered to ArcLight and the Company a notice of resignation of its role as placement agent in connection with the PIPE Investment to ArcLight. Each of the Advisors waived all right to fees under their respective placement agent and financial advisory agreements with ArcLight and the Company. In addition, each of Barclays and Citi terminated, and waived any right to receive deferred underwriting commissions. The aggregate amount of fees and underwriting commissions waived by the Advisors is approximately $24,900. The services provided by the Advisors prior to such resignations were substantially complete at the time of their resignations and the resignations are not expected to impact the closing of the BCA. However, it is possible that Arclight shareholders will be more likely to elect to redeem their shares for cash.

•        Additionally, we raised a PIPE investment of $125,000 which would be available for us upon the closing of the proposed Business Combination. The PIPE investment is not contingent upon any continued involvement of the Advisors and therefore the resignation of the Advisors mentioned above does not have any impact on the potential closing of the PIPE investment. Subsequent to the quarter end, we received extensions from our PIPE investors of $110,860, which allows us up to July 29, 2022 for the closing of the Business Combination. Therefore, we expect to receive only $110,860 from our PIPE investment and PIPE investment amounting to $14,140 would expire in case we fail to close the proposed Business Combination by May 29, 2022. We do not anticipate the reduction in the PIPE investment proceeds resulting from the extension to materially impact our ability to satisfy certain Minimum Cash Proceeds condition under the BCA. however, in the event we have to obtain additional funds to meet the minimum cash requirement under the BCA, we may not be able to do so on favorable terms or at all.

•        A significant portion of our projected revenues for 2022 are already under existing fixed contract arrangements.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

1. Description of Business (cont.)

•        We have ability to postpone our uncommitted capital expenditures without significantly impacting our revenue generation capabilities for the upcoming 12 months from the date of the financial statements are issued.

•        We believe that we would be able to pay the debt coming due in 2022 with the availability under the existing facilities together with the cash on hand and cash flows from operations.

We acknowledge that we face a challenging competitive environment and we continue to focus on our overall profitability and manage our extensive growth plans. We believe that the actions taken in 2021 with capital raises, the proposed Business Combination and significant growth in the projected cash flows from operating activities are probable of occurring and mitigate the substantial doubt raised, and we believe we will be able to satisfy our liquidity needs 12 months from the date of the issuance of the financial statements. However, we cannot predict, with certainty, the outcomes of our actions to generate liquidity including consummation of the contemplated Business Combination. Further, any decrease in demand for our products or our ability to manage our production facilities, could impact our ability to fund our operations and meet the obligations under the existing debt facilities as they come due and meet the debt covenants.

To fuel future growth, we may seek additional capital through equity offerings or debt financings. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our project development efforts. We may be unable to obtain any such additional financing on acceptable terms or at all. Our ability to access capital when needed is not assured and, if capital is not available when, and in the amounts, needed, we could be required to delay, scale back, or abandon some or all of our development programs and other operations, which could materially harm our business, prospects, financial condition, and operating results.

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to our ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

These unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information and includes the accounts of the Company and all other entities in which the Company has a controlling financial interest: Fortistar Methane 3 LLC (“FM3”), Fortistar Methane 4 LLC, Sunoma Holdings, LLC (“Sunoma”), Emerald RNG LLC (“Emerald”), Sapphire RNG LLC (“Sapphire”), New River LLC (“New River”), Reynolds NRG LLC (Reynolds”), Central Valley LLC (“Central Valley”), Fortistar Contracting LLC, Fortistar RNG LLC, and TruStar Energy LLC (“TruStar”). The Company’s condensed consolidated financial statements include the assets and liabilities of these subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The non-controlling interest attributable to the Company’s variable interest entities (“VIE”) are presented as a separate component from OPAL Fuels LLC members’ equity in the condensed consolidated balance sheets and as a non-controlling interest in the condensed consolidated statements of changes in redeemable preferred units and members’ equity.

The accompanying condensed consolidated financial statements reflect the activities of the Company, its subsidiaries, and its equity method investments for the three months ended March 31, 2022 and 2021. Investments in unconsolidated entities in which the Company can influence the operating or financial decisions are accounted for under the equity method.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions of the Company include the residual value of the useful lives of our property, plant and equipment, the fair value of stock-based compensation, the estimated losses on our trade receivables, the fair value of the Convertible note payable (as defined below), the impairment assessment of goodwill, and the fair value of derivatives. Actual results could differ from those estimates.

The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

The accompanying unaudited condensed financial statements have been prepared in accordance with Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, it does not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. The information herein should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s 2021 Annual Report. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair statement of the financial position, operating results, and cash flows for the periods presented.

Cash, Cash Equivalents, and Restricted Cash

Cash, cash equivalents, and restricted cash consisted of the following as of March 31, 2022 and December 31, 2021

	March 31, 2022	December 31, 2021
Current assets:
Cash and cash equivalents	$50,216	$39,314
Long-term assets:
Restricted cash held as collateral	2,750	2,740
Total cash, cash equivalents, and restricted cash	$52,966	$42,054

Restricted cash held as collateral represents the collateral requirements on our debt facilities.

Accounts Receivable, Net

The Company’s allowance for doubtful accounts was $0 at both March 31, 2022 and December 31, 2021.

Asset Retirement Obligation

The Company accounts for asset retirement obligations in accordance with FASB Accounting Standards Codification (“ASC”) 410, Asset Retirement and Environmental Obligations, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of the estimated asset retirement obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The discounted asset retirement costs capitalized amount are accreted over the life of the sublease or site lease agreement. Asset retirement obligations are deemed Level 3 fair value measurements as the inputs used to measure the fair value are unobservable. The Company estimates the fair value of asset retirement obligations by calculating the estimated present value of the cost to retire the asset. This estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, inflation factors, credit adjusted

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

discount rates, and consideration of changes in legal, regulatory, environmental, and political environments. In addition, the Company determines the Level 3 fair value measurements based on historical information and current market conditions.

As of March 31, 2022 and December 31, 2021, the Company estimated the value of its total asset retirement obligations to be $5,807 and $5,738, respectively.

Changes in the asset retirement obligations were as follows as of March 31, 2022:

March 31, 2022
Balance, December 31, 2021	$5,738
Addition	(6)
Accretion expense	75
Total asset retirement obligation	5,807
Less: current portion	(1,586)
Total asset retirement obligation, net of current portion	$4,221

Revenue Recognition

The Company’s revenue arrangements generally consist of a single performance obligation to transfer goods or services. Revenue from the sale of RNG, CNG and, electricity is recognized by applying the “right to invoice” practical expedient within the accounting guidance for Revenue from Contracts with Customers that allows for the recognition of revenue from performance obligations in the amount of consideration to which there is a right to invoice the customer and when the amount for which there is a right to invoice corresponds directly to the value transferred to the customer. For some public CNG fueling stations where there is no contract with the customer, the Company recognizes revenue at the point in time that the customer takes control of the fuel.

The Company also performs maintenance services throughout the country. Maintenance consists of monitoring equipment and replacing parts as necessary to ensure optimum performance. Revenue from service agreements is recognized over time as services are provided. Capacity payments fluctuate based on peak times of the year and revenues from capacity payments are recognized monthly as earned.

The Company has agreements with two natural gas producers (“Producers”) to transport Producers’ natural gas using the Company’s RNG gathering system (“System”). The performance obligation is the delivery of Producers’ natural gas to an agreed delivery point on an interstate gas pipeline. The quantity of natural gas transported for the Producers is measured at a certain specified meter. The price is fixed at contracted rates and the Producers pay approximately 30 days after month-end. As such, transportation sales are recognized over time, using the output method to measure progress.

The Company provides credit monetization services to customers that own renewable gas generation facilities. The Company recognizes revenue from these services as the credits are minted on behalf of the customer. The Company receives non-cash consideration in the form of RINs or LCFSs for providing these services and recognizes the RINs or LCFSs received as a current asset based on their estimated fair value at contract inception. When the Company receives RINs or LCFSs as payment for providing credit monetization services, it records the non-cash consideration in inventory based on the fair value of RINs or LCFSs at contract commencement.

On November 29, 2021, the Company entered into a purchase and sale agreement with NextEra for the environmental attributes generated by the RNG Fuels business. Under this agreement, the Company plans to sell a minimum of 90% of the environmental attributes generated and will receive net proceeds based on the agreed upon price less a specified discount. A specified volume of environmental attributes sold per quarter will incur a small fee per environmental attribute in addition to the specified discount. The agreement was effective beginning first quarter of 2022. During the three months ended March 31, 2022, the Company earned net revenues after discount of $13,265 under this contract which was recorded as part of Revenues — RNG fuel.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Sales of environmental attributes such as RINs, RECs, and LCFS are generally recorded as revenue when the certificates related to them are delivered to a buyer. However, the Company may recognize revenue from the sale of such environmental attributes at the time of the related RNG or renewable power sales when the contract provides that title to the environmental attributes transfers at the time of production, the Company’s price to the buyer is fixed, and collection of the sales proceeds occurs within 60 days after generation of the renewable power.

Management operating fees are earned for the operation, maintenance, and repair of the gas collection system of a landfill site. Revenue is calculated on the volume of per million British thermal units (“MMBtu”) of LFG collected and the megawatt hours (“MWhs”) produced at that site. This revenue is recognized when LFG is collected and renewable power is delivered.

The Company has various fixed price contracts for the construction of fueling stations for customers. Revenues from these contracts, including change orders, are recognized over time, with progress measured by the percentage of costs incurred to date compared to estimated total costs for each contract. This method is used as management considers costs incurred to be the best available measure of progress on these contracts. Costs capitalized to fulfill certain contracts were not material in any of the periods presented.

The Company owns fueling stations for use by customers under fuel sale agreements. The Company bills these customers at an agreed upon price for each gallon sold and recognizes revenue based on the amounts invoiced in accordance with the “right to invoice” practical expedient. For some public stations where there is no contract with the customer, the Company recognizes revenue at the point-in-time that the customer takes control of the fuel.

The Company from time-to-time enters into fuel purchase agreements with customers whereby the Company is contracted to design and build a fueling station on the customer’s property in exchange for the Company providing CNG/RNG to the customer for a determined number of years. In accordance with the standards of ASC 840, Leases, the Company has concluded these agreements meet the criteria for a lease and are classified as operating leases. Typically, these agreements do not require any minimum consumption amounts and, therefore, no minimum payments. Included in “RNG fuel” revenues are $524 and $494 related to the lease portion of these agreements for the three months ended March 31, 2022 and 2021. In addition, the Company has assessed all PPAs and concluded that certain PPAs contain a lease element requiring lease accounting. Included in “Renewable power” revenues are $614 and $474 related to the lease element of these PPAs for the three months ended March 31, 2022 and 2021.

Disaggregation of Revenue

The following table shows the disaggregation of revenue according to product line:

	Three Months Ended March 31,
	2022	2021
Renewable power sales	$7,584	$9,465
Third party construction	9,870	4,347
Service	4,392	3,975
Brown gas sales	4,516	1,357
Environmental credits	20,577	2,814
Parts sales	486	274
Operating agreements	585	921
Other	(101)	102
Total revenue from contracts with customers	47,909	23,255
Lease revenue	1,138	968
Total revenue	$49,047	$24,223

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

For the three months ended March 31, 2022 and 2021, approximately 28.0% and 31.0%, respectively, of revenue was recognized over time, and the remainder was for products and services transferred at a point in time.

Contract Balances

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	March 31, 2022	December 31, 2021
Accounts receivable, net	$29,130	$25,391
Contract assets:
Cost and estimated earnings in excess of billings	$8,366	$5,989
Accounts receivable retainage, net	2,407	2,495
Contract assets total	$10,773	$8,484
Contract liabilities:
Billings in excess of costs and estimated earnings	$9,585	$9,785
Contract liabilities total	$9,585	$9,785

During the three months ended March 31, 2022, the Company recognized revenue of $9,785 that was included in “Contract liabilities” at December 31, 2021. During the three months ended March 31, 2021, the Company recognized revenue of $4,678 that was included in “Contract liabilities” at December 31, 2020.

Backlog

The Company’s remaining performance obligations (“backlog”) represent the unrecognized revenue value of its contract commitments. The Company’s backlog may significantly vary each reporting period based on the timing of major new contract commitments. At March 31, 2022, the Company had a backlog of $49,285 with out of which $43,265 of its backlog is anticipated to be recognized as revenue in the next 12 months.

Income Taxes

The Company and most of its subsidiaries are disregarded entities for federal income tax purposes and for certain states, with the results of its operations included with the consolidated federal and applicable state tax returns of its member. Some subsidiaries are partnerships for federal income tax purposes. Accordingly, tax liabilities are the responsibility of the member except for the minimum state tax requirements. Minimum state tax requirements are immaterial.

Significant Customers and Concentration of Credit Risk

For the three months ended March 31, 2022 and 2021, three customers accounted for 50% and 26% of revenue, respectively. At March 31, 2022, one customer accounted for 18% of accounts receivable. At December 31, 2021, one customer accounted for 11%, of accounts receivable.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables. The Company places its cash with high credit quality financial institutions located in the United States of America. The Company performs ongoing credit evaluations of its customers.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

3. Investment in Other Entities

The Company uses the equity method to account for investments in affiliates that it does not control, but in which it has the ability to exercise significant influence over operating and financial policies. The Company’s investments in these nonconsolidated affiliates are reflected in the Company’s condensed consolidated balance sheets under the equity method, and the Company’s proportionate net (loss) income, if any, is included in the Company’s condensed consolidated statements of operations as (loss) income from equity method investments.

Our equity method investments were as follows as of March 31, 2022 and December 31, 2021:

	Percentage of ownership	Carrying Value
		March 31, 2022	December 31, 2021
Pine Bend	50.0%	$21,149	$21,188
Noble Road	50.0%	23,993	24,516
GREP	20.0%	1,350	1,446
Total investment in other entities		$46,492	$47,150

Note receivable

In August 2021, the Company acquired 100% ownership interests in Reynolds RNG LLC (“Reynolds”) which held a note receivable of $10,450 to Biotown Bio Gas LLC (“Biotown”). The Note receivable matures on July 15, 2027 and carries an interest of 12.5% out of which 8% is payable in cash on a quarterly basis from the inception of the loan and 4.5% payment-in-kind interest adding to the outstanding debt balance until the facility becomes operational. The Company recorded $368 as a reduction to interest and financing expense, net in its condensed consolidated statement of operations for the three months ended March 31, 2022. The Note receivable also entitles Reynolds to receive 4.25% of any revenue based distributions made with a cap of $4,500 over the term of the debt. The Company recorded the fair value of the Note receivable — variable fee component of $1,538 as an allocation of the initial investment balance of $10,450 and recorded an payment-in-kind interest income of $66 as a reduction to interest and financing expense, net in the condensed consolidated statement of operations for the three months ended March 31, 2022.

The Note receivable of $9,355 and Note receivable — variable fee component of $1,723 have been recorded as long-term assets on its condensed consolidated balance sheet as of March 31, 2022.

The following table summarizes the net (loss) income from equity method investments:

	Three Months Ended
	March 31, 2022	March 31, 2021
Revenue	$296	$11,530
Gross (loss) profit	(991)	5,559
(Loss) income from operations	(1,218)	4,134
Net (loss) income	(1,177)	4,134
Net (loss) income from equity method investments	(657)	1,831

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

4. Property, Plant, and Equipment, Net

Property, plant, and equipment, net, consisted of the following as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Plant and equipment	$160,368	$161,387
CNG/RNG fueling stations	31,246	27,892
Construction in progress	87,470	62,616
Buildings	2,585	2,544
Land	1,303	1,303
Service equipment	1,556	1,521
Leasehold improvements	815	815
Vehicles	394	407
Office furniture and equipment	302	302
Computer software	277	277
Other	382	416
	286,698	259,480
Less: accumulated depreciation	(91,708)	(89,710)
Property, plant, and equipment, net	$194,990	$169,770

As of March 31, 2022, there has been an increase in property, plant, and equipment as a result of the increase in construction of RNG generation facilities including, but not limited to Central Valley, Emerald, New River, and RNG dispensing facilities. The majority of these facilities, for which costs are in construction-in-progress as of March 31, 2022, are expected to be operational within the next year.

Depreciation expense on property, plant, and equipment for the three months ended March 31, 2022 and March 31, 2021 was $3,040 and $1,823, respectively. Depreciation for the three months ended March 31, 2022 includes $235 relating to shutting down of one our electricity generating facilities.

5. Intangible Assets, Net

Intangible assets, net, consisted of the following at March 31, 2022:

	March 31, 2022
	Cost	Accumulated Amortization	Intangible Assets, Net	Weighted Average Amortization Period (Months)
Power purchase agreements	$8,999	$(7,136)	$1,863	217
Transmission/distribution interconnection	1,600	(892)	708	181
CNG sales contract	807	(739)	68	120
Intellectual property	43	(20)	23	60
Total intangible assets	$11,449	$(8,787)	$2,662
	December 31, 2021
	Cost	Accumulated Amortization	Intangible Assets, Net	Weighted Average Amortization Period (Months)
Power purchase agreements	$8,999	$(6,986)	$2,013	217
Transmission/distribution interconnection	1,600	(865)	735	181
CNG sales contract	807	(719)	88	120
Intellectual property	43	(18)	25	60
Total intangible assets	$11,449	$(8,588)	$2,861

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

5. Intangible Assets, Net (cont.)

The transmission/distribution interconnection represents an interconnector for one of the Company’s LFG recovery facilities. The interconnection construction was initially funded by a municipality. The Company is scheduled to repay the funding for the construction through April 1, 2023.

Amortization expense for the three months ended March 31, 2022 and 2021 was $199 and $116, respectively. At March 31, 2022, estimated future amortization expense for intangible assets is as follows:

Nine months ended December 31, 2022	$594
Fiscal year:
2023	465
2024	275
2025	266
2026	238
Thereafter	824
$2,662

6. Goodwill

The following table summarizes the changes in goodwill, if any, by reporting segment from the beginning of the period to the end of the period:

	RNG Fuel Supply	Fuel Station Services	Total
Balance December 31, 2021	$51,155	$3,453	$54,608
Balance March 31, 2022	$51,155	$3,453	$54,608

7. Borrowings

The following table summarizes the borrowings under the various debt facilities as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Senior secured facility, term loan	$72,634	$73,869
Less: unamortized debt issuance costs	(472)	(724)
Less: current portion	(72,162)	(73,145)
Senior secured facility, term loan, net of debt issuance costs	—	—
Senior secured facility, working capital facility	7,500	7,500
Less: current portion	(7,500)	(7,500)
Senior secured facility, working capital facility	—	—
OPAL term loan	88,389	75,000
Less: unamortized debt issuance costs	(2,375)	(2,485)
Less: current portion	(19,332)	(13,425)
OPAL term loan, net of debt issuance costs	66,682	59,090
Sunoma loan	19,030	17,524
Less: unamortized debt issuance costs	(557)	(569)
Less: current portion	(1,059)	(756)
Sunoma loan, net of debt issuance costs	17,414	16,199
Convertible note payable	59,730	58,710
Municipality loan	223	278
Less: current portion	(194)	(194)
Municipality loan	29	84
Non-current borrowings total	$143,855	$134,083

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

7. Borrowings (cont.)

As of March 31, 2022, principal maturities of debt are expected as follows, excluding any subsequent refinancing transactions:

	Senior Secured Credit Facility	OPAL Term Loan	Sunoma loan	Convertible Note Payable	Municipality Loan	Total
Nine months ending December 31, 2022	$80,134	$14,499	$706	$—	$139	$95,478
Fiscal year:
2023	—	19,332	1,841	—	84	21,257
2024	—	19,332	3,056	—	—	22,388
2025	—	35,226	3,056	—	—	38,282
2026	—	—	3,056	59,730	—	62,786
2027	—	—	7,315	—	—	7,315
	$80,134	$88,389	$19,030	$59,730	$223	$247,506

Senior secured credit facility

On September 21, 2015, FM3, entered into a senior secured credit facility as a borrower and Investec Bank PLC and MUFG Union Bank N.A., as joint lead arranger and book runners and CoBank ACB as documentation agent and LC issuing bank, which provides for an aggregate principal amount of $150,000, which consists of (i) a term loan of $125,000 ( “Term Loan Facility”) and a (ii) working capital letter of credit facility (“Working Capital Facility”) of up to $19,000 and a (iii) Debt service reserve and liquidity facility (“Debt Reserve and Liquidity Facility”) of up to $6,000. The Company paid $14,300 to the lenders in connection with the transaction. As of March 31, 2022 and December 31, 2021, $72,634 and $73,869, respectively, was outstanding under the Senior secured facility, term loan.

The borrowings under the Senior secured credit facility bear an interest rate of a fixed margin plus LIBOR for the relevant interest period. The fixed margin is 2.75% for the first four years, then 3.0% until October 8, 2021, and 3.25% thereafter. Pursuant to the terms of facility, FM3 is required to repay 1% of the outstanding debt under the Term Loan Facility amounting to $125,000 on a quarterly basis which is then adjusted based on available cash and a target debt balance that declines each quarter. The Working Capital Facility contains a provision whereby the Company is obligated to reduce the amount borrowed to $7,500 or less for a period of 10 consecutive business days annually. As of March 31, 2022 and December 31, 2021, the total amount outstanding under the Working Capital Facility was $7,500. Additionally, the Company pays commitment fee of 0.75% on unused portion of the facility.

On October 8, 2021, the Company entered into the Amendment to Second Amended and Restated Credit Agreement (the “Amendment”) which extended the maturity date of the credit facility that supports the Renewable Power business to December 20, 2022. In addition, the minimum required debt service coverage ratio was reduced from 1.1 to 1.0 and the calculation of the Cash Flows Available for Debt Service was amended to exclude the proceeds of working capital loans deposited into the operating account going forward. Additionally, the Company is not allowed to make any distributions or restricted payments. In exchange for these accommodations, the Company agreed to repay $5,182 as a permanent reduction of the Working Capital Facility and to increase the interest rate on the credit facility by 25 basis points.

At March 31, 2022 and December 31, 2021, the Company had outstanding letters of credit that support obligations of the Company and its subsidiaries of $7,823 and $9,023, respectively. The Senior secured credit facility is collateralized by substantially all the assets of FM3 and assignment of FM3’s rights, title, and interests in purchase and sale agreements and landfill gas rights agreements.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

7. Borrowings (cont.)

The debt agreement contains certain warranties and financial covenants including but not limited to debt service coverage ratio to not be less than 1.0 and restrictions on distributions and additional indebtedness. The lenders only have recourse to the assets of FM3. For the three months ended March 31, 2022, FM3 was in compliance with all debt covenants. The Company received a waiver granting exemption from certain non-financial covenants as per the terms of the debt agreement.

Patronage dividends

The Company is eligible to receive annual patronage dividends from one of its lenders, Cobank ACB under a profit sharing program made available to the borrowers. For the three months ended March 31, 2022 and 2021, the Company received cash dividend of $126 and $139, respectively, which was recorded as a credit to interest expense in its condensed consolidated statements of operations. Additionally, the Company recorded $489 as long-term asset on its condensed consolidated balance sheets at March 31, 2022 and December 31, 2021, which represents the Company’s equity interest in Cobank SCB which will be redeemed for cash beginning 2024.

TruStar revolver credit facility

On September 27, 2021, TruStar renewed the existing revolving credit arrangement with JP Morgan Chase Bank, N.A., for an aggregate amount of $10,000. This revolver credit facility was secured by marketable securities pledged by the Ultimate Parent. The amounts outstanding under this credit facility had an interest rate of 1.00% plus one month LIBOR. In the fourth quarter of 2021, the outstanding balance under this credit facility was fully repaid and the revolver credit facility was cancelled.

Sunoma loan

On August 27, 2020, Sunoma entered into a debt agreement with Live Oak Banking Company (“Lender”) for an aggregate principal amount of $20,000. At March 31, 2022, the total amount outstanding under the Sunoma Loan Agreement, including accrued interest of $1,216, was $17,814 and the loan proceeds were used for the construction of the subsidiary’s dairy digester-to-RNG project. Sunoma paid $635 as financing fees. The loan bears interest at the greater of Prime plus 3.50%, or 7.75%.

The amounts outstanding under the Sunoma loan are secured by the assets of Sunoma.

The Sunoma loan agreement contains certain financial covenants which require Sunoma to maintain (i) maximum debt to worth ratio cannot exceed 5:1 (ii) the minimum current ratio cannot be less than 1.0 (iii) minimum debt service coverage ratio of trailing four quarters cannot be less than 1.25. These covenants apply after the construction is complete and the facility meets certain predetermined operational standards and documentation criteria and the loan converts to a term loan which is expected to be in third quarter of 2022.

The construction loan had an original maturity date of April 27, 2022. During the first quarter of 2022, the Company received an extension to the original maturity date until July 27, 2022. At maturity, the construction loan outstanding under the Sunoma loan is convertible to a permanent loan guaranteed by the United States Department of Agriculture (“USDA”). The Permanent USDA loan will consist of an 11-year term and bear interest at the then-current 10-year LIBOR Swap rate plus 5.45%, fixed for the term of the loan. The floor rate of the USDA loan will be equal to 6.75%. The Permanent USDA loan will be secured by the assets of Sunoma. The accrued interest is payable after the conversion to a permanent loan.

The significant assets of Sunoma are parenthesized in the condensed consolidated balance sheets as March 31, 2022 and December 31, 2021. Refer to Note 12, Variable Interest Entities, to the condensed consolidated financial statements.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

7. Borrowings (cont.)

OPAL term loan

On October 22, 2021, the Company executed a term loan at a newly formed entity, OPAL Fuels Intermediate Holding Company LLC (“OPAL Intermediate Holdco”) as the borrower and Bank of America N.A., Customers Bank, Citi Bank N.A., Barclays Bank PLC as lenders (“Lenders”), Bank of America as administrative agent and Customers Bank as Syndication Agent, which permitted borrowings of up to $125,000. Of the $125,000, the Company had $90,000 available for borrowing upon closing and the remaining $35,000 to be made available as three more RNG facilities become operational. The facility is secured by a pledge in the equity interest of the following subsidiaries of the Company at the time the loan was executed: Beacon Holdco LLC, OPAL Environmental Credit Marketing LLC, TruStar Energy LLC, and OPAL Fuels Services LLC along with cash bank accounts and a security interest in the Company’s environmental credits. A portion of the proceeds of this loan were used to pay off the outstanding balance under the TruStar revolver credit facility in October 2021 and the remainder will be used for general corporate purposes, including investments in RNG projects being developed by the Company. As of March 31, 2022, the Company expects that the three additional RNG facilities will be operational in the third quarter of 2022 at which time the additional $35,000 would be made available to the Company.

Pursuant to the above, the Company borrowed $75,000 in October 2021 and an another $15,000 in February 2022 pursuant to an amendment allowing the Company to drawdown later than the original commitment date. As of March 31, 2022 and December 31, 2021, $88,389 and $75,000, respectively, were outstanding under this term loan.

The loan matures April 22, 2025 and bears interest at 3.0% plus LIBOR. In accordance to the terms of the facility, OPAL Intermediate Holdco is required to repay 1.79% or $1,611 per month beginning March 2022 and an additional $700 per month beginning September 2022.

The OPAL term loan contains certain financial covenants which require OPAL Intermediate Holdco to maintain a (i) minimum liquidity of $15,000 until March 31, 2022 and $10,000 thereafter and (ii) leverage ratio not to exceed 4:1. As of March 31, 2022, the Company is in compliance with the financial covenants under this debt facility. Additionally, the debt agreement contains certain customary warranties and representations including but not limited to restrictions on distributions and additional indebtedness.

Convertible note payable

On May 1, 2021, the Company acquired the remaining ownership interests in Beacon and signed an unsecured, contingently convertible note (the “Note”) for a total aggregate amount for $50,000 at an interest rate of 8.00% per annum. The Company has the option to pay the interest in cash on a quarterly basis or payment-in-kind interest. The Company chose the option of payment-in-kind interest.

The Convertible note payable matures earlier of December 31, 2026 or the date on which a change in control occurs as defined in the terms of the Note. Upon the consummation of the BCA, the counterparty may choose to convert the total amount outstanding under the Note to common shares based on a certain pre-determined conversion formula. If the BCA is not complete by September 30, 2022, the Company can redeem the Note by repaying the amounts outstanding in full plus a 10.00% penalty. After September 30, 2022, there is no prepayment penalty. If the BCA is consummated prior to September 30, 2022, the counterparty may elect not to take common shares and require the Company to redeem the Note in cash.

The Company elected to account for the Note using the fair value option in accordance with ASC 820, Fair Value Measurement, on May 1, 2021, which was determined to be $55,410. The fair value was subsequently remeasured on each reporting date and the change in fair value recorded as interest expense in the condensed consolidated statement of operations for each reporting period. At March 31, 2022 and December 31,2021, the Note was classified as non-current liability in the condensed consolidated balance sheets at a fair value of $59,730 and $58,710, respectively. The Company recorded $1,020 as payment-in-kind interest expense in the condensed consolidated statement of operations for the three months ended March 31, 2022.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

7. Borrowings (cont.)

Municipality loan

FM3 entered into a loan agreement for the construction of an interconnection that was initially funded by the municipality. The Company is scheduled to make payments to a municipality of the amount of $1,600 plus interest at a fixed annual rate of 3.00% through April 1, 2023. At March 31, 2022 and December 31, 2021, $223 and $278, respectively, were outstanding on the loan.

Interest rates

2022

For the three months ended March 31, 2022, the weighted average effective interest rate including amortization of debt issuance costs on Senior secured facility was 3.45% including a margin plus LIBOR.

For the three months ended March 31, 2022, the weighted average effective interest rate including amortization of debt issuance costs on OPAL term loan was 4.93%.

For three months ended March 31, 2022, the interest rate on Sunoma loan was 7.75%.

For the three months ended March 31, 2022, the payment-in-kind interest rate on Convertible note payable was 8.00%. The change in fair value of the Note recorded as interest expense between May 1, 2021 and March 31, 2022 was $2,250.

For the three months ended March 31, 2022, the weighted average interest rate on Municipality loan was 3.00%.

2021

For the three months ended March 31, 2021, the interest rate on Senior secured facility ranged between 3.31% and 4.94% including a margin plus LIBOR and commitment fees of 0.75% on unused portion of the working capital facility. The weighted average effective interest rate for this period was 4.23%.

For the three months ended March 31, 2021, the interest rate on TruStar revolver credit facility was 1.81%.

For the three months ended March 31, 2021, the weighted average interest rate on Municipality loan was 3.00%.

The following table summarizes the Company’s total interest expense for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Senior secured credit facility	$579	$605
Municipality loan	1	2
OPAL term loan	856	—
Sunoma loan(1)	510	—
TruStar revolver credit facility	—	235
Convertible note payable mark-to-market	1,020	—
Commitment fees and other finance fees	101	234
Amortization of deferred financing cost	438	238
Interest income on Note receivable	(454)	—
Total interest expense	$3,051	$1,314

____________

(1)      The interest on Sunoma loan was capitalized during the construction phase of the RNG facility. Sunoma became operational in December 2021. Therefore, the interest for the three months ended March 31, 2022 has been expensed.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

8. Leases

During 2018, the Company renewed a lease for office and warehouse space that became effective upon the termination of the original lease term on January 31, 2018. The term of the lease renewal was 36 months and contained an option to renew for an additional 24 months. In September 2020, the Company exercised this option. In March, 2022, the Company entered into an amendment to the lease which extended the lease term till January 2026. In addition, the Company maintains a fleet of vehicles under lease with terms ranging from 48 to 60 months and with lease expiration dates ranging from April 2021 to April 2025. Future minimum lease payments are as follows:

Nine months ending December 31, 2022	$479
Fiscal year:
2023	722
2024	674
2025	603
2026	47
$2,525

The Company incurred rent expense of $413 and $295 for the three months ended March 31, 2022 and 2021, respectively.

9. Derivative Financial Instruments and Fair Value Measurements

Interest rate swaps

The Company has various interest rate swap agreements, including swaps entered into in early 2020. The average annual fixed rate ranges from 2.38% in 2020 to 2.50% in 2022. These transactions involved the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principle amounts. The Company has accounted for these instruments as economic hedges and has included changes in their fair market value in the condensed consolidated statements of operations.

The location and amounts of derivatives fair values in the condensed consolidated balance sheets are:

	March 31, 2022	December 31, 2021	Location of Fair Value Recognized in Balance Sheet
Derivatives designated as economic hedges:
Current portion of interest swaps	$(373)	$(992)	Derivative financial liability, current portion
	$(373)	$(992)

The effect of derivative instruments on the condensed consolidated statement of operations were as follows:

	Three Months Ended March 31,		Location of (Loss) Gain Recognized in Operations from Derivatives
	2022	2021
Interest rate swaps	$619	$476
Net periodic settlements	(383)	(426)
	$236	$50	Realized and unrealized gain on interest rate swaps, net

Company may be exposed to credit risk on any of the derivative financial instruments that are in an asset position. Credit risk relates to the risk of loss that the Company would incur because of nonperformance by counterparties pursuant to the terms of their contractual obligations. To mitigate this risk, management monitors counterparty credit exposure on an annual basis, and the necessary credit adjustment have been reflected in the fair value of financial derivative instruments. There are no credit-risk-related contingent features that could be triggered in derivative financial instruments that are in a liability position.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

9. Derivative Financial Instruments and Fair Value Measurements (cont.)

The Company enters into interest rate swap contracts with counterparties that allow for net settlement of derivative assets and derivative liabilities. The Company has made an accounting policy election to offset recognized amounts relating to these interest swaps within the condensed consolidated balance sheets.

The following tables summarize the fair value of derivative instruments on the Company’s condensed consolidated balance sheets and the effect of netting arrangements and collateral on its financial position:

	Gross Amounts of Recognized Assets/(Liabilities)	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets/(Liabilities) in the Balance Sheet
Balance, March 31, 2022:
Interest rate swap liability	$(373)	$—	$(373)
Balance, December 31, 2021:
Interest rate swap liability	$(992)	$—	$(992)

There were no collateral balances with counterparties outstanding as of the period-end dates.

Commodity swap contracts

The Company utilizes commodity swap contracts to hedge against the unfavorable price fluctuations in market prices of electricity. The Company does not apply hedge accounting to these contracts. As such, unrealized and realized gain (loss) is recognized as component of Renewable Power revenues in the condensed consolidated statement of operations and Derivative financial asset — current and non-current in the condensed consolidated balance sheets. These are considered to be Level 2 instruments in the fair value hierarchy. By using commodity swaps, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counter party to perform under the terms of the swap contract. When the fair value of the swap contract is positive, the counter party owes the Company creating a credit risk. The Company manages the credit risk by entering into contracts with financially sound counter parties. To mitigate this risk, management monitors counterparty credit exposure on an annual basis, and the necessary credit adjustments have been reflected in the fair value of financial derivative instruments. When the fair value of the swap contract is negative, the Company owes the counterparty creating a market risk that the market price is higher the contract price causing loss of higher revenues.

In December 2018, the Company signed an amendment that converted an existing power purchase agreement (“PPA”) into a commodity swap contract to allow the Company flexibility to sell the capacity separately and schedule sale of electricity to independent third parties. Post the amendment, the Company agreed to net settle the contract in cash on a monthly basis based on the difference between the contract price and market price. The contract has a default minimum of 34,554 MWh per year. Additionally, the Company entered into an ISDA agreement with a counterparty in November 2019. Pursuant to the agreement, the Company entered into swaps with contract prices ranging between $35.75 and $51.25 per MWh.

The following table summarizes the commodity swaps in place as of March 31, 2022 and December 31, 2021. There were no new commodity swap contracts entered in the three months ended March, 31, 2022.

Trade Date	Period From	Period To	Notional Quantity per Year (“MWh”)	Average Contract Price (per MWh)
December 14, 2018	January 1, 2019	September 30, 2022	34,554	$66.12
October 28, 2021	November 1, 2021	December 31, 2022	30,660	$48.75
December 27, 2021	January 1, 2022	December 31, 2022	26,280	$50.75

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

9. Derivative Financial Instruments and Fair Value Measurements (cont.)

The following table summarizes the effect of commodity swaps on the condensed consolidated statements of operations for the three months ended March 31, 2022 and 2021:

Derivatives not designated as hedging instruments	Location of (loss) gain recognized	Three Months Ended March 31,
		2022	2021
Commodity swaps – realized loss	Revenues – Renewable power	$37	$159
Commodity swaps – unrealized loss	Revenues – Renewable power	(833)	(1,056)
Total realized and unrealized loss	Revenues – Renewable power	$(796)	$(897)

The following table summarizes the derivative assets and liabilities related to commodity swaps as of March 31, 2022 and December 31, 2021

	Fair Value		Location of Fair value recognized in Balance Sheet
	March 31, 2022	December 31, 2021
Derivatives designated as economic hedges
Current portion of unrealized gain on commodity swaps	$—	$382	Derivative financial asset, current portion
Current portion of unrealized loss on commodity swaps	$452	$—	Derivative financial liability, current portion

Fair value measurements

The fair value of financial instruments, including long-term debt and derivative instruments is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, accounts receivable, net, and accounts payable and accrued expenses approximates fair value due to their short-term maturities.

The carrying value of the Company’s long-term debt of $143,855 and $134,083 as of March 31, 2022 and December 31, 2021, respectively, represents the total amount to be repaid if the debt has to be discharged in full and therefore approximates its fair value.

The Company follows ASC 820, Fair Value Measurement, regarding fair value measurements which establishes a three-tier fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. These tiers include:

Level 1 —	defined as observable inputs such as quoted prices for identical instruments in active markets;
Level 2 —

defined as quoted prices for similar instruments in active market, quoted prices for identical or similar instruments in markets that are not active, or model-derived valuations for which all significant inputs are observable market data;

Level 3 —	defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The Company’s interest rate swap contracts are valued with pricing models commonly used by the financial services industry using discounted cash flows of forecast future swap settlements based on projected three-month LIBOR rates. The Company does not consider these models to involve significant judgment on the part of management and corroborated the fair value measurements with counterparty valuations. The Company’s interest rate swaps are classified within Level 2 of the valuation hierarchy based on the observable market rates used to

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

9. Derivative Financial Instruments and Fair Value Measurements (cont.)

determine its fair value. The Company does not expect to change its valuation techniques and therefore does not anticipate any transfers into or out of different levels of hierarchy. These interest rate swaps are accounted for as derivative financial instrument liabilities.

The Company values its energy commodity swap contracts based on the applicable geographical market energy forward curve. The forward curves are derived based on the quotes provided by New York Mercantile Exchange (“NYMEX”), Amerex Energy Services (“Amerex”) and Tradition Energy (“Tradition”). The Company does not consider that the pricing index used involves significant judgement on the part of management. Therefore, the Company classifies these commodity swap contracts within Level 2 of the valuation hierarchy based on the observable market rates used to determine fair value.

The Company accounts for asset retirement obligations by recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The Company estimates the fair value of asset retirement obligations by calculating the estimated present value of the cost to retire the asset. This estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental, and political environments. In addition, the Company determines the Level 3 fair value measurements based on historical information and current market conditions. These assumptions represent Level 3 inputs, which can regularly change. As such, the fair value measurement of asset retirement obligations is subject to changes in these unobservable inputs as of the measurement date. The Company used a discounted cash flow (“DCF”) model in which cash outflows estimated to retire the asset are discounted to their present value using an expected discount rate. A significant increase (decrease) in the discount rate in isolation could result in a significantly lower (higher) fair value measurement. The Company estimated the fair value of its asset retirement obligations based on discount rates ranging from 5.75% to 8.5%.

The Company’s convertible note is valued with a discounted cash flow analysis to estimate the present value of the cash outflows associated with the arrangement. A synthetic credit rating model is utilized to estimate the Company’s credit rating based on the Company’s financial condition and the Company’s forecasts and plans with respect to debt service, which is then used as input to perform a comparable yield analysis with similarly rated companies to obtain an appropriate discount rate. Other significant inputs include the principal amount, the stated coupon rate, the maturity date of the note and the conversion multiple, all of which are directly observable from the contract. This estimate also requires assumptions and judgements regarding the probability and the timing of the event occurring that would lead to automatic conversion. Certain significant assumptions used to determine the fair value of the convertible note represent Level 3 inputs and can regularly change. As such, the fair value measurement of the convertible note is subject to changes in these unobservable inputs as of the measurement date. A significant increase (decrease) in the discount rate in isolation could result in a significantly lower (higher) fair value measurement. The Company estimated the fair value of the convertible note based on discount rates ranging from 7.0% to 7.5%.

There were no transfers of assets between Level 1, Level 2, or Level 3 of the fair value hierarchy as of March 31, 2022 or December 31, 2021.

The Company’s assets and liabilities that are measured at fair value on a recurring basis include the following as of March 31, 2022 and December 31, 2021, set forth by level, within the fair value hierarchy:

	Fair value as of March 31, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Asset retirement obligation	$—	$—	$5,807	$5,807
Contingent consideration on acquisition of non-controlling interest	—	—	4,547	4,547
Convertible note payable	—	—	59,730	59,730
Interest rate swap	—	373	—	373
Commodity swap contracts	—	452	—	452

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

9. Derivative Financial Instruments and Fair Value Measurements (cont.)

	Fair value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Asset retirement obligation	$—	$—	$5,738	$5,738
Contingent consideration on acquisition of non-controlling interest	—	—	4,456	4,456
Convertible note payable	—	—	58,710	58,710
Interest rate swap	—	992	—	992
Assets:
Commodity swap contracts	—	382	—	382

A summary of changes in the fair values of the Company’s Level 3 instruments, attributable to asset retirement obligations, for the three months ended March 31, 2022 is included in Note 2, Summary of Significant Accounting Policies.

10. Related Parties

Related parties are represented by our Ultimate Parent and other affiliates, subsidiaries and other entities under common control with the Ultimate Parent.

Capital contributions and distribution from and to members

During the three months ended March 31, 2022 and 2021, the Company received contributions from its Ultimate Parent of $0 and $1,766, respectively. Additionally, the Company made distributions to its Ultimate Parent of $0 and $2,103 for the three months ended March 31, 2022 and 2021, respectively.

Sale of non-controlling interests to Related Parties

On November 29, 2021, as part of an exchange agreement (“Hillman exchange”), the Company issued 14 newly authorized common units and 300,000 Series A-1 preferred units to Hillman in return for Hillman’s non-controlling interest in four RNG project subsidiaries for total consideration of $30,000. The Company recorded paid-in-kind preferred dividend of $600 for the three months ended March 31, 2022. Please see Note 18, Redeemable Preferred Units and Equity, for additional information.

Purchase of investments from Related Parties

In August 2021, the Company acquired a 100% ownership interests in Reynolds RNG LLC (“Reynolds”), an RNG production facility for $12,020 which was funded with cash on hand. Reynolds held an equity investment of 1,570 Class B units in GREP BTB Holdings LLC (“GREP”) representing 20% interest for a cash consideration of $1,570 which owns 50% of BioTown Biogas LLC (“Biotown”), a power generation facility under development to convert to an RNG facility. The Reynolds transaction was an asset acquisition from an affiliate under common control. The Company accounts for its 20% equity investment in GREP under the equity method. The Company recorded a loss of $96 as its share of net loss for the three months ended March 31, 2022 and reduced its investment in GREP as of March 31, 2022.

Equity commitment letters

During 2021, the Ultimate Parent entered into two equity commitment agreements with third-party investors which established the amount of capital contributions to be made by these investors in four RNG projects being developed by the Company in exchange for which the third-party investor would acquire a specified ownership

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

10. Related Parties (cont.)

percentage in the RNG project. In conjunction with this, for the purpose of satisfying the Engineering, Procurement, and Construction Agreements under which these RNG projects would be built, the Ultimate Parent issued four equity commitment letters to the contractor hired to construct these RNG projects. As of March 31, 2022, the equity commitments for three RNG facilities have been fulfilled and only one equity commitment letter is outstanding which is shown below:

	Equity Commitment Letters	Amount Distributed Under the Equity Commitment Letters	Amount Outstanding Yet to be Fulfilled
March 31, 2022:
New River RNG	$16,562	$8,789	$7,773
	$16,562	$8,789	$7,773

Sales contracts with Related Parties

In June 2020, TruStar, a wholly-owned subsidiary of the Company, contracted with Beacon to dispense Beacon’s RNG, generate and market the resulting RINs created on behalf of Beacon. The term of this contract is September 1, 2020 through October 31, 2030. The Company receives non-cash consideration in the form of RINs or LCFSs for providing these services and recognizes the RINs or LCFSs received as inventory based on their estimated fair value at contract inception. During 2021, the Company acquired the remaining interests in Beacon. Therefore, all environmental fees earned is eliminated in the condensed consolidated statements of operations for the three months ended March 31, 2022. For the three months ended March 31, 2021, the company earned environmental processing fees of $484, net of intersegment elimination.

Service agreements with Related Parties

On December 31, 2020, the Company signed a management, operations, and maintenance services agreement (“Administrative services agreement”) with the Ultimate Parent, pursuant to which the Ultimate Parent provides management, operations, and maintenance services to the Company. The agreement expires on December 31, 2023, unless the termination occurs earlier due to dissolution of the Company or terminated by the Company’s secured lenders in certain circumstances. The agreement provides for payment of service fees based on actual time incurred at contractually agreed rates provided for in the Administrative services agreement and a fixed annual payment of $580,000 per year adjusted annually for inflation. Additionally, the agreement provides for the Company to receive credits for any services provided by the Company’s employees to its Ultimate Parent. For the three months ended March 31, 2022 and 2021, there have been no material services by the Company’s employees to its Ultimate Parent.

In June 2021, the company entered into an management services agreement with Costar Partners LLC (“Costar”), an affiliate of the Ultimate Parent. As per the agreement, Costar provides information technology (“IT”) support services, software use, licensing services, management of third party infrastructure and security services and additional IT services as needed by the Company. The agreement provides for Costar to be compensated based on actual costs incurred and licensing fees per user for certain software applications. The agreement expires in June 2024 unless the termination occurs earlier due to dissolution of the Company or terminated by the Company’s secured lenders in certain circumstances.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

10. Related Parties (cont.)

The following table summarizes the various fees recorded under the agreements described above which are included in “Selling, general, and administrative” expenses except for $860 which was recorded as part of “Deferred financing costs” as of March 31, 2022:

	Three Months Ended
	March 31, 2022	March 31, 2021
Staffing and management services	$473	$2,004
Rent – fixed compensation	183	145
IT services	539	—
Total	$1,195	$2,149

As of March 31, 2022 and December 31, 2021, the Company had Accounts payable, related party in the amounts of $1,048 and $166, respectively.

11. Reportable Segments and Geographic Information

The Company is organized into six operating segments based on the characteristics of its renewable power generation, dispensing portfolio, and the nature of other products and services:

•        Renewable Power 3 Portfolio.    The Renewable Power 3 (“RP3”) portfolio generates renewable power through methane-rich landfills and digester gas collection systems primarily located in Southern California. RP3 sells renewable power to public utilities throughout the United States.

•        Renewable Power 4 Portfolio.    The Renewable Power 4 (“RP4”) portfolio generates renewable power through methane-rich landfills and digester gas collection systems. RP4 sells renewable power to public utilities throughout the United States.

•        RNG Fuel Supply.    The RNG Fuel portfolio consists of the Company’s interests in Beacon, Noble Road, Pine Bend, New River, Central Valley, Emerald, Sapphire, and Sunoma. For the three months ended March 31, 2022, the Company has accounted for its interests in Pine Bend and Noble Road under the equity method of accounting and the results of operations of Beacon, New River, Central Valley, Emerald, Sapphire, and Sunoma were consolidated in its condensed consolidated statement of operations. For the three months ended March 31, 2021, the Company has accounted for its interest in Beacon under the equity method of accounting and the results of operations of Noble Road, Pine Bend, and Sunoma were consolidated in its condensed consolidated statement of operations. As of March 31, 2022, Pine Bend, New River, Central Valley, Emerald, and Sapphire are not operational. Sunoma became operational in December 2021 and Noble Road became operational in January 2022.

•        RNG Fuel Dispensing.    The Company owns and operates RNG/CNG fueling stations that are strategically located to supply fuel to third-party vehicle fleets throughout the United States. RNG/CNG fueling operations also supplies RNG/CNG vehicle fuel to stations owned by third parties.

•        Fuel Construction Services.    The Company also provides design and construction services to third-parties for vehicle fueling stations.

•        Fuel Station Services.    The Company also provides maintenance services to third-party owners of vehicle fueling stations.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

11. Reportable Segments and Geographic Information (cont.)

The Company determined that each of the six operating segments meets the characteristics of a reportable segment in U.S. GAAP. The Company activities and assets that are not associated with the six reportable segments are summarized in the “Other” category below. These include corporate investment income, interest income and interest expense, income tax expense, and other non-allocated costs.

	Three Months Ended March 31,
	2022	2021
Revenues:
Renewable Power 3	$9,137	$10,535
Renewable Power 4	500	783
RNG Fuel Supply	15,500	10,965
RNG Fuel Dispensing	11,717	5,926
Fuel Construction Services	10,219	4,344
Fuel Station Services	4,832	3,941
Other(1)	36	29
Intersegment	(2,598)	(770)
Equity Method Investment(s)	(296)	(11,530)
	$49,047	$24,223

____________

(•)      Other includes revenues of Fortistar Contracting LLC.

	Three Months Ended March 31,
	2022	2021
Interest and Financing Expense, Net:
Renewable Power 3	$(917)	$(934)
RNG Fuel Supply	(88)	(13)
Other(1)	(2,046)	(367)
	$(3,051)	$(1,314)

____________

(1)      Other includes interest expense associated with RNG Fuel Dispensing, Fuel Construction Services, and Fuel Station Services, as the Company does not maintain segment-level records for these balances.

	Three Months Ended March 31,
	2022	2021
Depreciation, Amortization, and Accretion:
Renewable Power 3	$1,701	$1,409
Renewable Power 4	97	51
RNG Fuel Supply	1,126	1,059
RNG Fuel Dispensing	454	393
Fuel Construction Services	22	12
Fuel Station Services	107	91
Other(1)	33	32
Equity Method Investment(s)	(227)	(1,059)
	$3,313	$1,988

____________

(1)      Other includes amortization of intangible assets and depreciation expense not allocated to any segment.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

11. Reportable Segments and Geographic Information (cont.)

	Three Months Ended March 31,
	2022	2021
Net (Loss) Income:
Renewable Power 3	$(1,576)	$(383)
Renewable Power 4	(502)	(560)
RNG Fuel Supply	2,907	(467)
RNG Fuel Dispensing	1,833	1,459
Fuel Construction Services	546	135
Fuel Station Services	1,187	1,347
Other(1)	(8,205)	(3,877)
Equity Method Investment(s)	(657)	1,831
	$(4,467)	$(515)

____________

(1)      Other includes Fortistar Contracting LLC as well as interest expense and selling, general and administrative expense associated with RNG Fuel Dispensing, Fuel Construction Services, and Fuel Station Services, as the Company does not maintain segment-level records for these balances.

	Three Months Ended March 31,
	2022	2021
Cash paid for Purchases of Property, Plant, and Equipment:
RNG Fuel Supply	$20,598	$14,038
RNG Fuel Dispensing	1,911	1,021
	$22,509	$15,059
	March 31, 2022	December 31, 2021
Total Assets:
Renewable Power 3	$40,997	$40,901
Renewable Power 4	2,387	2,827
RNG Fuel Supply	234,663	191,464
Other(1)	100,261	98,502
Equity Method Investment(s)	46,492	47,150
	$424,800	$380,844

____________

(1)      Other includes total assets associated with Fortistar Contracting LLC, RNG Fuel Dispensing, Fuel Construction Services, and Fuel Station Services, as the Company does not maintain segment-level records for these balances.

(2)      Geographic Information: The Company’s assets and revenue generating activities are domiciled in the United States.

12. Variable Interest Entities

We determine whether we are the primary beneficiary of a VIE upon our initial involvement with the VIE and we reassess whether we are the primary beneficiary of a VIE on an ongoing basis. Our determination of whether we are the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires judgment. Our considerations in determining the VIE’s most significant activities and whether we have power to direct those activities include, but are not limited to, the VIE’s purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE’s initial design, and the existence of explicit or implicit financial guarantees. If we are the party with the power over the most significant activities, we meet the “power” criteria of the primary beneficiary. If we do not have the power over the most significant activities or we determine that all significant decisions require consent of a third-party, we do not meet the “power” criteria of the primary beneficiary.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

12. Variable Interest Entities (cont.)

We assess our variable interests in a VIE both individually and in aggregate to determine whether we have an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether our variable interest is significant to the VIE requires judgment. In determining the significance of our variable interest, we consider the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, our involvement in the VIE, and our market-making activities related to the variable interests.

As of March 31, 2022 and December 31, 2021, the Company held equity interests in five VIEs — Sunoma, GREP, Emerald, Sapphire, and Central Valley.

GREP has been presented as an equity method investment and the remaining four VIEs Sunoma, Emerald, Sapphire, and Central Valley are consolidated by the Company.

In 2020, the Company acquired a variable interest in Sunoma in a joint venture with a third-party who does not have any equity at risk but participates in proportionate share of income or losses, which may be significant. Additionally, the assets in Sunoma are collateralized under the Sunoma loan, the proceeds of which are used for partial financing of the construction of the facility. Therefore, the significant assets and liabilities of Sunoma are parenthesized in the condensed consolidated balance sheets as March 31, 2022 and December 31, 2021.

The Company determined that each of these entities are VIEs and in its capacity as a managing member except for Emerald and Sapphire, the Company is the primary beneficiary. The Company is deemed as a primary beneficiary based on two conditions:

•        The Company, as a managing member, has the power to order the activities that significantly impact the economic performance of the four entities including establishment of strategic, operating, and capital decisions for each of these entities;

•        The Company has the obligation to absorb the potential losses for the right to receive potential benefits, which could be significant to the VIE.

As a primary beneficiary, the Company consolidates these entities in accordance with the variable interest entity model guidance under ASC 810, Consolidation.

The VIEs, Emerald and Sapphire are organized as 50/50 joint ventures managed by a independent board consisting of four members appointed by the Company and the joint venture partner. The board of managers has sole power and authority to conduct, direct and exercise control over the joint venture’s activities except with respect to certain terms under certain operating agreements. The Company determined that it is the primary beneficiary as a result of its economic exposure and incremental power to direct certain key economic activities of the joint venture and therefore consolidated the VIEs in its condensed consolidated financial statements.

Our variable interests in each of our VIEs arise primarily from our ownership of membership interests, construction commitments, our provision of operating and maintenance services, and our provision of environmental credit processing services to VIEs.

The following table summarizes the major condensed consolidated balance sheet items for consolidated VIEs as of March 31, 2022 and December 31, 2021. The VIE information below is presented on an aggregate basis based on similar risk and reward characteristics and the nature of our involvement with the VIEs, such as:

•        All of the VIEs are RNG facilities and they are reported under the RNG Fuel Supply segment;

•        The nature of our interest in these entities is primarily equity based and therefore carry similar risk and reward characteristics.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

12. Variable Interest Entities (cont.)

The amount of assets that can only be used to settle obligations of the VIEs are parenthesized in the condensed consolidated balance sheets and are included in the asset totals listed in the table below.

	As of March 31, 2022	As of December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$5,653	$1,991
Accounts receivable, net	46	40
Prepaid expenses and other current assets	79	113
Total current assets	5,778	2,144
Property, plant and equipment, net	35,458	27,794
Restricted cash, non-current	1,163	1,163
Total assets	$42,399	$31,101

Liabilities and equity
Current liabilities:
Accounts payable	$619	$544
Accrued capital expenses	1,084	1,722
Sunoma loan – current portion	1,059	756
Accrued expenses and other current liabilities	972	—
Total current liabilities	3,734	3,022
Sunoma loan, net of debt issuance costs	17,414	16,199
Total liabilities	21,148	19,221
Equity
OPAL Fuels LLC equity	14,567	10,692
Non-controlling interest	6,684	1,188
Total equity	21,251	11,880
Total Liabilities and Equity	$42,399	$31,101

13. Redeemable Preferred Units and Equity

On November 29, 2021, as part of an exchange agreement (“Hillman exchange”), the Company issued the 14 newly authorized common units and 300,000 Series A-1 preferred units to Hillman in return for Hillman’s non-controlling interest in four RNG project subsidiaries.

On November 29, 2021, Mendocino Capital LLC (“NextEra”) subscribed for up to 1,000,000 Series A preferred units, which are issuable (in whole or in increments) at the Company’s discretion prior to June 30, 2022. As of March 31, 2022, the Company issued 250,000 units for total proceeds of $25,000. The Company incurred issuance costs of $267 in third-party legal fees in the fourth quarter of 2021, which was presented as Deferred financing costs in the condensed consolidated balance sheet as of December 31, 2021. The Company has elected to adjust the carrying value of the Preferred Units to the redemption value at the end of each reporting period by immediately amortizing the issuance costs in the first reporting period after issuance of the Preferred Units. Therefore, the Company amortized the $267 to Retained earnings component of Members’ equity as of March 31, 2022.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

13. Redeemable Preferred Units and Equity (cont.)

The following table summarizes the changes in the redeemable preferred units from December 31, 2021 to March 31, 2022:

	Series A-1 Preferred Units		Series A Preferred Units
	Units	Amount	Units	Amount
Balance, December 31, 2021	300,000	$30,210	—	$—
Series A units issued	—	—	250,000	25,000
Paid-in kind dividends on issued and outstanding units	—	600	—	117
Balance, March 31, 2022	300,000	$30,810	250,000	$25,117

14. Net Loss Per Unit

The Basic loss per unit attributable to members of OPAL Fuels LLC for the three months ended March 31, 2022 and 2021 is computed by dividing the net loss attributable to OPAL Fuels LLC by the weighted-average number of common units outstanding during the period. Diluted net loss for the three months ended March 31, 2022 and 2021 does not include 250,000 Series A redeemable preferred units and 300,000 Series A-1 redeemable preferred units because the substantive contingency for conversion has not been met as of March 31, 2022.

	Three Months Ended March 31,
	2022	2021
Net loss attributable to OPAL Fuels LLC	$(4,942)	$(427)
Weighted average units – Basic	1,000	986
Weighted average units – Diluted	1,000	986
Basic net loss per unit	$(4,942)	$(433)
Diluted net loss per unit	$(4,942)	$(433)

15. Commitments and Contingencies

Letters of Credit

As of March 31, 2022 and December 31, 2021, the Company was required to maintain eight standby letters of credit totaling $7,823 and $9,023, respectively, to support obligations of Company subsidiaries. These letters of credit were issued in favor of a lender, utilities, a governmental agency, and an independent system operator under PPA electrical interconnection agreements, and in place of a debt service reserve. There have been no draws to date on these letters of credit.

Purchase Options

The Company has two contracts with customers to provide CNG for periods of seven and ten years, respectively. The customers have an option to terminate the contracts and purchase the Company’s CNG fueling station at the customers’ sites for a fixed amount that declines annually.

In July 2015, the Company entered into a 10-year fuel sales agreement with a customer that included the construction of a CNG fueling station owned and managed by the Company on the customer’s premises. At the end of the contract term, the customer has an option to purchase the CNG fueling station for a fixed amount. The cost of the CNG fueling station was recorded to Property, plant, and equipment and is being depreciated over the contract term.

OPAL FUELS LLC
Notes to Unaudited Condensed Consolidated Financial STATEMENTS

15. Commitments and Contingencies (cont.)

Legal Matters

The Company is engaged in a dispute with a municipality relating to the proceeds from a Section 1603 Treasury grant. The municipality has filed a claim for one-half of the proceeds, plus interest. While it is not possible to determine the outcome at this time, the Company could be liable for an amount ranging from $0 to $1,500 in this proceeding.

On June 26, 2020, Richmond Energy LLC (“Richmond”) declared a Force Majeure event under its PPA with Old Dominion Electric Cooperative (“ODEC”), dated as of November 3, 2010. The Force Majeure declaration stated that inspections of its Old Dominion landfill gas-to-electric facility (the “OD Facility”) under a scheduled maintenance outage revealed extensive damage to the engine generator sets. Richmond is currently undertaking significant capital expenditures, in cooperation with the landfill owner, to prepare the OD Facility to restart during calendar year 2022. On January 7, 2022, Richmond received an invoice and associated correspondence from ODEC asserting aggregated liquidated damages under the PPA for calendar years 2020 and 2021, reflecting the cover value of renewable energy certificates that would have been generated in those years, in the amount of $467. Richmond and ODEC entered into a settlement agreement whereby Richmond would pay ODEC the specified damages for calendar years 2020 and 2021, as well as those to be assessed for calendar year 2022 (“Settlement Agreement”). On February 8, 2022, Richmond paid ODEC $467 pursuant to the Settlement Agreement; liquidated damages for calendar year 2022, if any, will be assessed by ODEC during the first quarter of 2023.

The Company is also involved in various claims arising in the normal course of business. Management believes that the outcome of these claims will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16. Subsequent Events

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
OPAL Fuels LLC
White Plains, NY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of OPAL Fuels LLC (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in members’(deficit) equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Restatement of 2020 and 2019 Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements as of December 31, 2020 and for each of the two years in the period ended December 31, 2020 have been restated to correct a misstatement.

Related Parties

As discussed in Note 10 “Related Parties” to the consolidated financial statements, OPAL Fuels LLC and its subsidiaries have entered into significant transactions with Fortistar, LLC, which is a related party. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board(United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2016.

Stamford, CT

April 15, 2022

OPAL FUELS LLC
CONSOLIDATED BALANCE SHEETS
(in thousands of dollars except per unit data)

	As of December 31,
	2021	2020
		(Restated)(1)
Assets
Current assets:
Cash and cash equivalents (includes $1,991 and $5,088 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	$39,314	$12,823
Accounts receivable, net (includes $40 and $– at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	25,391	22,002
Fuel tax credits receivable	2,393	2,276
Contract assets	8,484	5,524
Parts inventory	5,143	4,244
Environmental credits held for sale	386	545
Prepaid expense and other current assets (includes $113 and $— at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	5,482	2,981
Derivative financial asset, current portion	382	810
Total current assets	86,975	51,205
Capital spares	3,025	3,014
Property, plant, and equipment, net (includes $27,359 and $18,834 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	169,770	79,492
Investment in other entities	47,150	25,573
Note receivable	9,200	—
Note receivable – variable fee component	1,656	—
Deferred financing costs	2,370	—
Other long-term asset	489	—
Intangible assets, net	2,861	3,437
Derivative financial asset, non-current portion	—	719
Restricted cash (includes $1,163 and $2,199 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	2,740	2,565
Goodwill	54,608	3,453
Total assets	$380,844	$169,458
Liabilities, Redeemable Preferred Units, and Members’ Equity
Current liabilities:
Accounts payable (includes $544 and $864 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	$12,581	$8,683
Accounts payable, related party	166	1,579
Fuel tax credits payable	1,978	1,945
Accrued payroll	7,652	2,781
Accrued capital expenses (includes $1,722 $— and $3,300 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	5,517	3,300
Accrued expenses and other current liabilities (includes $— and $776 at December 31, 2021 and December 31, 2020, respectively related to consolidated VIEs)	7,220	7,323
Contract liabilities	9,785	4,678
Liability under power sales agreement, current portion	—	260
Senior secured credit facility – term loan, current portion	73,145	4,900
Senior secured credit facility – working capital facility, current portion	7,500	5,182
OPAL term loan, current portion	13,425	—

OPAL FUELS LLC
CONSOLIDATED BALANCE SHEETS — (Continued)
(in thousands of dollars except per unit data)

	As of December 31,
	2021	2020
		(Restated)(1)
Sunoma loan, current portion (includes $756 and $— at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	756	—
Municipality loan, current portion	194	194
Derivative financial liability, current portion	992	1,689
Other current liabilities	374	—
Asset retirement obligation, current portion	831	348
Total current liabilities	142,116	42,862
Asset retirement obligation, non-current portion	4,907	4,537
TruStar revolver credit facility	—	10,000
Senior secured credit facility – term loan, net of debt issuance costs	—	72,256
Senior secured credit facility – working capital facility	—	7,500
OPAL term loan	59,090	—
Convertible note payable	58,710	—
Municipality loan	84	278
Sunoma loan, net of debt issuance costs (includes $16,199 and $470 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	16,199	470
Other long-term liabilities	4,781	—
Derivative financial liability, non-current portion	—	1,096
Total liabilities	285,887	138,999
Commitments and contingencies (Note 20)
Redeemable preferred units:
Series A-1 preferred units, subject to redemption, $100 par value, 600,000 and 0 units authorized, and 300,000 and 0 units issued and outstanding at December 31, 2021 and 2020, respectively	30,210	—
Series A preferred units, subject to redemption, $100 par value, 2,000,000 and 0 units authorized, and 0 and 0 units issued and outstanding at December 31, 2021 and 2020, respectively, $100,000 subscription for units unissued	—	—
Members’ equity
Common units, without par value, 1,000 and 986 units authorized, and 1,000 and 986 units issued and outstanding at December 31, 2021 and 2020, respectively	47,592	49,170
Retained earnings (accumulated deficit)	15,967	(25,396)
Total OPAL Fuels LLC members’ equity	63,559	23,774
Non-controlling interest in subsidiaries	1,188	6,685
Total members’ equity	64,747	30,459
Total liabilities, redeemable preferred units and members’ equity	$380,844	$169,458

____________

(1)      As described in Note 2, Restatement of financial statements to these consolidated financial statements, we have restated the consolidated financial statements for the year ended December 31, 2020 and 2019.

The accompanying notes are an integral part of these consolidated financial statements.

OPAL FUELS LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of dollars except per unit data)

	Fiscal Years Ended December 31,
	2021	2020	2019
		(Restated)(1)	(Restated)(1)
Revenues:
RNG fuel	$70,360	$11,545	$8,977
Renewable power	45,324	51,250	55,682
Fuel station service	50,440	54,911	55,043
Total revenues, net	166,124	117,706	119,702
Operating expenses:
Cost of sales – RNG fuel	41,075	7,376	5,156
Cost of sales – Renewable power	31,152	37,755	38,714
Cost of sales – Fuel station service	42,838	45,037	47,102
Selling, general, and administrative	29,380	20,474	17,795
Depreciation, amortization, and accretion	10,653	8,338	8,031
Impairment of assets	—	17,689	—
Gain on termination of PPA	—	(1,292)	—
Loss on sale/disposal of assets	—	165	(2,051)
Total expenses	155,098	135,542	114,747
Operating income (loss)	11,026	(17,836)	4,955
Other income (expenses):
Interest and financing expense, net	(7,467)	(6,655)	(8,026)
Realized and unrealized gain (loss) on derivative financial instruments, net	99	(2,197)	(1,691)
Gain on acquisition of equity method investment	19,818	—	—
Gain on deconsolidation of VIEs	15,025	—	—
Gain on PPP loan forgiveness	—	1,792	—
Income (loss) from equity method investments	2,268	(475)	(487)
Net income (loss)	40,769	(25,371)	(5,249)
Paid-in-kind preferred dividends	210	—	—
Net loss attributable to non-controlling interests	(804)	(13)	—
Net income (loss) attributable to OPAL Fuels LLC	$41,363	$(25,358)	$(5,249)
Weighted average units outstanding:
Basic(2)	987	986	986
Diluted(2)	987	986	986
Per unit amounts:
Basic	$41,908	$(25,718)	$(5,324)
Diluted	$41,908	$(25,718)	$(5,324)

____________

(1)      As described in Note 2 Restatement of Financial Statements to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 31, 2020 and 2019.

(2)      As described in Note 1 Description of Business to these consolidated financial statements, the Company amended its limited liability agreement on November 29, 2021 to convert its outstanding membership interests into 986 units. The Earnings per unit have been presented retrospectively for all periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

OPAL FUELS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED UNITS AND MEMBERS’ EQUITY (DEFICIT)
(In thousands of dollars except per unit data)

	Series A-1 Preferred Units		Common Units		Retained Earnings (Accumulated deficit)	Total Members’ Equity (deficit)	Non- controlling interest	Total Equity
	Number of Units	Amount	Number of Units(1)	Members’ Equity
Balance, December 31, 2018
As previously reported	—	$—	986	$(7,418)	$2,133	$(5,285)	$—	$(5,285)
Adjustments(2)	—	—	—	—	3,078	3,078	—	3,078
As restated	—	—	986	(7,418)	5,211	(2,207)	—	(2,207)
Net loss(2)	—	—	—	—	(5,249)	(5,249)	—	(5,249)
Contributions	—	—	—	30,057	—	30,057	—	30,057
Distribution to members	—	—	—	(404)	—	(404)	—	(404)
Stock-based compensation	—	—	—	315	—	315	—	315
Balance, December 31, 2019	—	—	986	22,550	(38)	22,512	—	22,512
Net loss(2)	—	—	—	—	(25,358)	(25,358)	(13)	(25,371)
Initial non-controlling interests(2)	—	—	—	1,834	—	1,834	6,698	8,532
Contributions	—	—	—	15,128	—	15,128	—	15,128
Distributions to members	—	—	—	(852)	—	(852)	—	(852)
Stock-based compensation	—	—	—	510	—	510	—	510
Assignment of related party loan and line of credit	—	—	—	10,000	—	10,000	—	10,000
Balance, December 31, 2020	—	$—	986	$49,170	$(25,396)	$23,774	$6,685	$30,459
Net income (loss)	—	—	—	—	41,573	41,573	(804)	40,769
Initial non-controlling interests	—	—	—	(715)	—	(715)	38,939	38,224
Contributions from non-controlling interests	—	—	—	3,873	—	3,873	17,292	21,165
Series A-1 redeemable preferred units and common units issued in exchange for non-controlling interests(4)	300,000	30,000	14	(87)	—	(87)	(29,913)	(30,000)
Acquisition of non-controlling interest	—	—	—	(9,124)	—	(9,124)	(332)	(9,456)
Contributions	—	—	—	7,531	—	7,531	—	7,531
Distributions to members	—	—	—	(3,695)	—	(3,695)		(3,695)
Stock-based compensation	—	—	—	639	—	639		639
Deconsolidation of entities(3)	—	—	—	—	—	—	(30,679)	(30,679)
Paid-in-kind preferred dividends(4)		210		—	(210)	(210)		(210)
Balance, December 31, 2021	300,000	$30,210	1,000	$47,592	$15,967	$63,559	$1,188	$64,747

____________

(1)      As described in Note 1, Description of Business to these consolidated financial statements, the Company amended its limited liability agreement on November 29, 2021 to convert its outstanding membership interests into 986 units. The earnings (deficit) per unit have been presented retrospectively for all periods presented.

(2)      As described in Note 2, Restatement of Financial Statements, to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 31, 2020 and 2019.

(3)      As of December 31, 2021, two of our RNG facilities, Pine Bend and Noble Road (defined below) were deconsolidated and accounted for under equity method as per ASC 323. Please refer to Note 6, Investment in Other Entities and Note 17, Variable Interest Entities for additional information.

(4)      On November 29, 2021, the Company issued 300,000 redeemable preferred units to Hillman RNG Investments LLC (“Hillman”) in exchange for its contributions as non-controlling interests in four RNG facilities. Please see Note 1, Description of Business for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

OPAL FUELS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	December 31,
	2021	2020	2019
		(Restated)(1)	(Restated)(1)
Cash flows from operations:
Net income (loss)	$40,769	$(25,371)	$(5,249)
Adjustments to reconcile Net income (loss) to net cash provided by operating activities:
(Income) loss from equity method investments	(2,268)	475	487
(Recovery) provision for bad debts	—	(600)	600
Provision for inventory obsolescence	—	58	(30)
Depreciation and amortization	10,078	8,150	7,854
Amortization of deferred financing costs	1,085	877	820
Amortization of PPA liability	(260)	(295)	(294)
Accretion expense related to asset retirement obligations	575	188	177
Stock-based compensation	639	510	315
Paid-in-kind interest income	(406)	—	—
Paid-in-kind interest expense	3,300	—	—
Unrealized (gain) loss on derivative financial instruments	(645)	2,226	2,249
Gain on acquisition of equity method investment	(19,818)	—	44
Gain on deconsolidation of VIEs	(15,025)	—	—
Write-off of capitalized development costs	—	84	—
Loss (gain) on sale/disposal of assets	—	165	(2,052)
Gain on termination of PPA	—	(1,292)	—
Gain on PPP loan forgiveness	—	(1,792)	—
Impairment of assets	—	17,689	—
Noncash transfer of equipment to construction expense	—	—	262
Change in operating assets and liabilities:
Accounts receivable	(2,944)	(1,169)	10,651
Fuel tax credits receivable	(117)	2,642	(4,917)
Capital spares	155	27	197
Parts inventory	(899)	(513)	(702)
Environmental credits held for sale	159	(545)	—
Prepaid expense and other current assets	(2,928)	(896)	36
Contract assets	(2,960)	548	(350)
Accounts payable	2,559	744	(6,160)
Accounts payable, related party	(1,413)	(1,207)	(505)
Fuel tax credits payable	33	(1,717)	3,662
Accrued payroll	4,864	986	(359)
Other liabilities – current and non-current	699	—	(712)
Accrued expense and other current liabilities	(1,483)	138	—
Contract liabilities	5,107	2,177	(1,686)
Net cash provided by operating activities	18,856	2,287	4,338
Cash flows from investing activities:
Purchase of property, plant, and equipment	(89,646)	(24,940)	(5,469)
Purchase of intellectual property	—	—	(43)
Purchase of capital spares	—	(50)	(128)
Cash paid for investment in other entity	(1,570)	—	(27,791)
Purchase of note receivable	(10,450)	—	—

OPAL FUELS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands of dollars)

	December 31,
	2021	2020	2019
		(Restated)(1)	(Restated)(1)
Cash acquired from business acquisition	1,975	—	—
Deconsolidation of VIEs, net of cash	(21,208)	—	—
Proceeds from termination of PPA	—	1,850	—
Proceeds from disposal of plant and equipment	—	109	3,179
Distributions received from equity method investment	3,695	852	404
Net cash used in investing activities	(117,204)	(22,179)	(29,848)
Cash flows from financing activities:
Proceeds from line of credit – affiliate	—	—	3,000
Proceeds from line of credit	—	5,200	1,300
Repayment of line of credit	—	(500)	(1,200)
Proceeds from OPAL term loan	75,000	—	—
Proceeds from Sunoma loan	15,679	—	—
Proceeds from notes payable and long-term debt, net	—	674	—
Financing costs paid to other third parties	(3,607)	(221)	—
Repayment of Senior secured facility – term loan	(4,901)	(8,106)	(7,906)
Repayment of Senior secured facility – working capital facility	(5,182)	—	—
Repayment of Municipality loan	(194)	(194)	(194)
Repayment of Trustar revolver facility	(10,000)	—	—
Proceeds from PPP loan	—	1,792	—
Acquisition of non-controlling interest	(5,000)	—	—
Proceeds from sale of non-controlling interest	21,579	8,532	—
Contributions from non-controlling interest	7,804	—	—
Proceeds from sale of non-controlling interest, related party	16,639	—	—
Contributions from non-controlling interest, related party	13,361	—	—
Distributions to member	(3,695)	(852)	(404)
Contributions from member	7,531	15,128	30,057
Net cash provided by financing activities	125,014	21,453	24,653
Net increase in cash, cash equivalents, and restricted cash	26,666	1,561	(857)
Cash, cash equivalents, and restricted cash, beginning of year	15,388	13,827	14,684
Cash, cash equivalents, and restricted cash, end of year	$42,054	$15,388	$13,827
Supplemental disclosure of cash flow information:
Interest paid, net of $756 and $0 capitalized, respectively	$4,339	$6,243	$4,622
Noncash investing and financing activities
Fair value of contingent consideration to redeem the non-controlling interest included in other long-term liabilities	$4,456	$—	$—
Paid-in-kind dividend on redeemable preferred units	$210	$—	$—
Issuance of notes payable related to business acquisition, excluding paid-in-kind interest	$55,410	$—	$—
Accrual for purchase of Property, plant and equipment included in Accrued capital expenses and Accounts Payable	$6,205	$3,300	$—
Accrual for deferred financing costs included in Accrued expenses and other current liabilities	$1,379	$—	$—
Assignment of debt to Parent Company	$—	$10,000	$—

____________

(1)      As described in Note 2, Restatement of financial statements to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 31, 2020 and 2019.

The accompanying notes are an integral part of these consolidated financial statements.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

1. Description of Business

OPAL Fuels LLC (including its subsidiaries, (the “Company”) is engaged in the business of producing and distributing renewable natural gas (“RNG”) to power transportation throughout the United States. The Company owns RNG production facilities that are in operation, under construction, and in late-stage development. OPAL Fuels LLC also constructs, owns and services fueling stations that dispense RNG and compressed natural gas (“CNG”) for vehicle fleets across the country that use RNG and CNG to displace diesel as their transportation fuel. RNG is derived from landfill gas (“LFG”) and dairy digester gas. In addition, the Company owns LFG fueled power plants that sell renewable electricity to public utilities. The Company is a wholly owned subsidiary of OPAL HoldCo LLC (the “Parent”) which, in turn, is an indirect subsidiary of Fortistar LLC (the “Ultimate Parent”).

On May 1, 2021, we completed the acquisition Beacon Acquisition of Beacon RNG LLC (“Beacon”). Beacon extracts and converts methane gas to RNG from two landfills located in western Pennsylvania and sells the extracted gas to public utilities and separately monetizes environmental attributes through sales to third parties. Prior to the acquisition, the Company accounted for its 44.3% interest in Beacon as an equity method investment as the Company had the ability to exercise significant influence, but not control, over the operating and financial policies of Beacon’s operations. See Note 5 Acquisition, for more information.

On November 29, 2021, the Company amended its limited liability agreement (“LLCA”) which converted the outstanding membership interests into 986 common units. Therefore, the earnings per unit has been presented retrospectively for all periods presented in the consolidated financial statements. See Note 3, Summary of Significant Accounting Policies, for additional information.

Hillman RNG Investments LLC (“Hillman”), an affiliate of the Ultimate Parent, made a combined $30,000 of capital contributions from August to November 2021 in four individual RNG projects that the Company is developing and constructing. On November 29, 2021, the Company entered into an exchange agreement with Hillman whereby Hillman exchanged its ownership interests in the four RNG projects of $30,000 into 300,000 series A-1 preferred units at par value of $100 per unit and 1.4% of the common units in the Company. See Note 3, Summary of Significant Accounting Policies, and Note 18 Redeemable Preferred Units and Equity, for additional information.

On November 29, 2021, we signed two agreements with NextEra Energy (“NextEra”). NextEra agreed to invest up to $100,000 in Series A preferred units of the Company. The Company is allowed to draw down the $100,000 in whole or in increments until June 30, 2022. The Company did not issue any preferred units as of December 31, 2021. Additionally, the Company also entered into a purchase and sale agreement with NextEra for the environmental attributes generated by the RNG Fuels business. Under this agreement, the Company will sell a minimum of 90% of the environmental attributes generated and will receive net proceeds based on the ultimate sale price to a third party less a specified discount. A specified volume of environmental attributes sold per quarter will incur a small fee per environmental attribute in addition to the specified discount. The agreement is effective beginning first quarter of 2022.

On December 2, 2021, the Company signed a business combination agreement (“BCA”) with ArcLight Clean Transition Corp. II, a NASDAQ publicly traded special purpose acquisition company. The business combination agreement values OPAL at an enterprise value of $1.75 billion. Upon closing, the Company is expected to be listed on the NASDAQ exchange under the ticker symbol “OPL”. The transaction includes a $125,000 fully committed common stock PIPE (private investment in public equity) at $10.00 per share anchored by a $25,000 investment by NextEra.

On December 10, 2021, the Company entered into a settlement agreement with the landfill owner of one of the Company’s RNG projects involving the timing of RIN royalty payments amounting to $10,951 as of October 31, 2021. As part of this agreement, the Company agreed to pay the accrued and outstanding balance of royalty payments of $10,951 to the landfill owners and the landfill owner reimbursed the Company $6,253 as

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

1. Description of Business (cont.)

a reimbursement towards costs the Company previously incurred to purchase equipment at the landfill site. The Company recorded $4,740 as a reduction of the Property, plant and equipment which represents the net book value of the equipment and $1,513 as a reduction of Selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2021. In addition, a new gas rights agreement was negotiated which is not subordinated to any debt service and under which RIN royalty payments would be made on a monthly basis going forward. As part of the settlement, the Company and GFL Renewables LLC have also entered into a new 50/50 joint venture through the formation of Emerald RNG LLC and Sapphire RNG LLC and this joint venture is planning to convert an existing electric facility into an RNG facility. and build a new RNG facility, respectively.

COVID-19 Impact

In March 2020, the World Health Organization categorized the Coronavirus Disease 2019 (“COVID-19”) as a pandemic and the President of the United States declared the COVID-19 outbreak as a national emergency. Management considered the impact of COVID-19 on the assumptions and estimates used and determined that, because the Company was deemed to be an essential business by the U.S. government and incurred neither layoffs of personnel nor a decline in its customer base or business operations, there was no material adverse impact on the Company’s statement of position and result of operations as of, and for the year ended December 31, 2021.

On March 27, 2020, the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” was signed into law. The CARES Act appropriated funds for the Small Business Administration Paycheck Protection Program (“PPP”) loans that are forgivable in certain situations to promote continued employment. In May 2020, the Company received a loan of $1,792 under the PPP. At the time the Company applied for this loan, there was considerable uncertainty as to the impact of the pandemic on the Company’s operations as well as the U.S. economy in general. The full amount of this PPP loan was forgiven in November 2020. As of December 31, 2021, no amounts were outstanding.

The future impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and its impact on our customers, all of which are uncertain and cannot be predicted. As of the date of issuance of these consolidated financial statements, the extent to which the COVID-19 pandemic may impact the Company’s financial condition, liquidity, or results of operations is uncertain.

Liquidity and Capital Resources

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Under the new standard, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

1. Description of Business (cont.)

In performing the first step of this assessment, we concluded that the following conditions raise substantial doubt about our ability to meet our financial obligations as they come due within one year after the date that the financial statements are issued.

•        We have history of net losses from our operations excluding certain non-cash gains related to the Beacon step acquisition and deconsolidation of VIEs. We have retained earnings of $15,967 as of December 31, 2021 and cash provided by operating activities of $18,856 for the year ended December 31, 2021.

•        Our cash balance as of December 31, 2021 was $42,054, out of which $2,740 is restricted.

•        We have $94,988 of our outstanding debt excluding interest repayment due on Sunoma loan coming due in 2022 which is reflected in our working capital deficit of $55,141.

•        We also considered our projected capital expenditures to fund our growth plans.

In performing the second step of this assessment, we are required to evaluate whether our plans to mitigate the above conditions alleviate the substantial doubt about our ability to meet our obligations as they become due within one year after the date of financial statements are issued. We list below our plans to alleviate the substantial doubt

(1)      An existing below-market contract for the sale of environmental credits generated by Beacon RNG LLC ended in August 2020. In addition, in May 2021, we acquired the remaining interests in Beacon RNG LLC by issuing a $50,000 convertible note to our joint venture partner. Beginning in 2022 and beyond, we anticipate a significant increase in revenues and resulting cash flows from operating activities from the operation of this facility.

(1)      We have closed on a delayed draw term loan, OPAL term loan for an aggregate amount of $125,000 with a syndicate of lenders, led by Bank of America as book runner and agent. $90,000 was available at closing and the remaining $35,000 becomes available in third quarter of 2022 as three more facilities become operational. Pursuant to the closing of the facility, we drew down $75,000 in October 2021 and an additional $15,000 in February, 2022. The three RNG facilities are expected to be operational by July 2022 at which time we will have remaining $35,000 available for us to draw from this term loan.

•        We have closed a preferred equity investment of $100,000 with NextEra. The $100,000 is available for us at our discretion to be drawn in $10,000 minimum increments through June 30, 2022. We have drawn $25.0 million under this capital raise in March 2022.

•        We have announced a business combination with ArcLight Clean Transition Corp II, a SPAC that trades on the NASDAQ under the ticker “ACTD”. We expect to raise net proceeds of approximately $391,352, after associated transaction costs, assuming no redemptions and $105,364 assuming maximum redemptions in which maximum 28,698,800 Arclight Clean Transition Corp II Class A ordinary shares are redeemed.. Additionally, we raised a PIPE investment of $125,000 which would be available for us upon the closing of the proposed business combination.

•        A significant portion of our projected revenues for 2022 are already under existing fixed contract arrangements.

•        We have ability to postpone our uncommitted capital expenditures without significantly impacting our revenue generation capabilities for the upcoming 12 months from the date of the financial statements are issued.

•        We believe that we would be able to pay the debt coming due in 2022 with the availability under the existing facilities together with the cash on hand and cash flows from operations.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

1. Description of Business (cont.)

We acknowledge that we face a challenging competitive environment and we continue to focus on our overall profitability and manage our extensive growth plans. We believe that the actions taken in 2021 with capital raises, the proposed business combination and significant growth in the projected cash flows from operating activities are probable of occurring and mitigate the substantial doubt raised and we believe we will be able to satisfy our liquidity needs 12 months from the date of the issuance of the financial statements. However, we cannot predict, with certainty, the outcomes of our actions to generate liquidity including consummation of the contemplated business combination. Further, any decrease in demand for our products or our ability to manage our production facilities, could impact our ability to fund our operations and meet the obligations under the existing debt facilities as they come due and meet the debt covenants.

To fuel future growth, we may seek additional capital through equity offerings or debt financings. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our project development efforts. We may be unable to obtain any such additional financing on acceptable terms or at all. Our ability to access capital when needed is not assured and, if capital is not available when, and in the amounts, needed, we could be required to delay, scale back or abandon some or all of our development programs and other operations, which could materially harm our business, prospects, financial condition, and operating results.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to our ability to continue as a going concern.

2. Restatements of Financial Statements

Our consolidated balance sheet as of December 31, 2020, consolidated statements of operations for the years ended December 31, 2020 and 2019, consolidated statements of changes in members’ equity (deficit) as of December 31, 2020, 2019 and 2018 and consolidated statements of cash flows for the years ended December 31, 2020 and 2019 have been restated for certain errors made with regard to accounting for certain commodity swap agreements which the Company entered into in December 2018 and November 2019, recording of certain invoices related to construction in progress in the wrong period and for the gross up of revenue for certain federal and state taxes collected by the Company on behalf of the customer, which the Company subsequently remitted to the government.

Restatement relating to commodity swap contracts

In December 2018, the Company signed an amendment to an existing power purchase agreement (“PPA”) which converted the PPA into a swap structure whereby the Company was able to sell the capacity separately and schedule the sale of electricity independent of the PPA. Post the amendment and conversion to a swap, the counterparty agreed to pay the Company the difference between the market price collected from the sale of the electricity and the contract price in the PPA. The contract was expected to be net settled in cash on a monthly basis. Please see Note 12 Derivative Financial Instruments for additional information.

In November 2019, the Company entered into an International Swaps and Derivatives Association(“ISDA”) agreement pursuant to which, the Company entered into a commodity swap contract for a notional quantity of 87,720 MWh at 5MWh per hour for a period of two years — 2020 and 2021 at a fixed contract price of $35.75 per MWh. The swap was expected to be net settled in cash on a monthly basis. Please see Note 12 Derivative Financial Instruments for additional information.

The Company recorded $1,382, $1,129 and nil of realized gain on the above swap arrangements as part of Revenues in its consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018. The Company previously reported this gain as part of Revenues in the Statement of Operations but the gain was not properly disclosed in the notes to the financial statements.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

2. Restatements of Financial Statements (cont.)

The Company concluded that these two contracts were economic hedges against market price volatility and are considered as derivatives under ASC 815 Derivatives and Hedging, which required the Company to record mark to market unrealized gain (loss) in its consolidated statements of operations and a corresponding asset or liability for the remaining contract period on the consolidated balance sheets as of and for the years ended December 31, 2020, 2019 and 2018.

The Company did not record an unrealized loss of $1,175 and $373 for the years ended December 31, 2020 and 2019 respectively and unrealized gain of $3,078 for the year ended December 31, 2018 in its consolidated statements of operations and a corresponding asset on its consolidated balance sheets of $1,529, $2,705 and $3,078 as of December 31, 2020, 2019 and 2018. Additionally, the Company did not make the relevant footnote disclosures for the swap arrangements in its financial statements for the years ended December 31, 2020 and 2019.

Restatement relating to taxes collected on behalf of customers

The Company collects federal and state taxes on its revenues generated from customers in our RNG Fuel Dispensing segment and remits the same to the government subsequently. The Company concluded that these taxes should be presented on a net basis in Revenues-RNG fuel in its consolidated statements of operations. Therefore, the Company restated its revenues and cost of sales by $1,172 and $460 for the years ended December 31, 2020 and 2019. This adjustment did not have any impact on net loss reported for both the years.

Restatement relating to recording of invoices in the wrong period

The Company recorded certain invoices from the contractor of a construction project in the first quarter of 2021 for which the services were performed in December 2020. The total amount that should have been recorded as part of its Property, plant and equipment as of December 31, 2020 was $3,300 and a corresponding increase in accrued capital expenses. The missing accrual also resulted in incorrect disclosures related to non-controlling interest, supplementary cash flow information and VIEs. This adjustment did not have any impact on net loss reported for the year ended December 31, 2020.

The information in the following tables shows the effect of the restatement on each affected financial statement line item:

CONSOLIDATED BALANCE SHEET

	As of December 31, 2020
	As previously reported	Adjustment	Restated
Derivative financial asset – current portion	$—	$810	$810
Total current assets	50,395	810	51,205
Derivative financial asset – non-current portion	—	719	719
Property, plant and equipment, net	76,192	3,300	79,492
Total assets	164,629	4,829	169,458
Accrued capital expenses	—	3,300	3,300
Total liabilities	—	3,300	3,300
Retained deficit	(26,925)	1,529	(25,396)
Total members’ equity	28,930	1,529	30,459
Total liabilities and members’ equity	164,629	4,829	169,458

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

2. Restatements of Financial Statements (cont.)

CONSOLIDATED BALANCE SHEET

	As of December 31, 2019
	As previously reported	Adjustment	Restated
Derivative financial asset – current portion	$—	$1,001	$1,001
Total current assets	47,951	1,001	48,952
Derivative financial asset – non-current portion	—	1,704	1,704
Total assets	165,713	2,705	168,418
Retained deficit	(2,743)	2,705	(38)
Total members’ equity	19,807	2,705	22,512
Total liabilities and members’ equity	165,713	2,705	168,418

CONSOLIDATED STATEMENT OF OPERATIONS

	Fiscal Year Ended December 31, 2020
	As previously reported	Adjustment	Restated
Revenues
Renewable power	$52,426	$(1,176)	$51,250
RNG fuel	12,717	(1,172)	$11,545
Total revenues	120,054	(2,348)	117,706
Cost of sales – RNG fuel	8,548	(1,172)	7,376
Total expenses	136,714	(1,172)	135,542
Operating loss	(16,660)	(1,176)	(17,836)
Net loss	(24,195)	(1,176)	(25,371)

CONSOLIDATED STATEMENT OF OPERATIONS

	Fiscal Year Ended December 31, 2019
	As previously reported	Adjustment	Restated
Revenues
Renewable power	$56,055	$(373)	$55,682
RNG fuel	9,437	(460)	$8,977
Total revenues	120,535	(833)	119,702
Cost of sales – RNG fuel	5,616	(460)	5,156
Total expenses	115,207	(460)	114,747
Operating income	5,328	(373)	4,955
Net loss	(4,876)	(373)	(5,249)

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED UNITS AND MEMBERS’ EQUITY (DEFICIT)

	As of December 31, 2020
	As previously reported	Adjustment	Restated
Retained deficit	$(26,925)	$1,529	$(25,396)
Non-controlling interest	6,342	343	6,685
Total equity	28,930	1,529	30,459

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

2. Restatements of Financial Statements (cont.)

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED UNITS AND MEMBERS’ EQUITY (DEFICIT)

	As of December 31, 2019
	As previously reported	Adjustment(1)	Restated
Retained deficit	$(2,743)	$2,705	$(38)
Total equity	19,807	2,705	22,512

____________

(1)      Includes $3,078 adjustment to opening retained earnings as of December 31, 2018.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Fiscal Year Ended December 31, 2020
	As previously reported	Adjustment	Restated(1)
Net loss	$(24,195)	$(1,176)	$(25,371)
Adjustments to reconcile net loss to net cash provided by operating activities
Unrealized loss on derivative financial instruments	1,050	1,176	2,226

____________

(1)      Restatement also includes $3,300 included in the Supplementary cash flow information as accrued expenses for purchase of Plant, property and equipment.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Fiscal Year Ended December 31, 2019
	As previously reported	Adjustment	Restated
Net loss	$(4,876)	$(373)	$(5,249)
Adjustments to reconcile net loss to net cash provided by operating activities
Unrealized loss on derivative financial instruments	1,876	373	2,249

VIE DISCLOSURE ON THE BALANCE SHEET (in parenthesis)

	As of December 31, 2020
	As previously reported	Adjustment	Restated
Cash and cash equivalents	$5,088	$—	$5,088
Property, plant, and equipment, net	15,534	3,300	18,834
Restricted cash	2,199	—	2,199
Accounts payable	864	—	864
Accrued expenses and other current liabilities	776	—	776
Accrued capital expenses		3,300	3,300
Sunoma loan	$470	$—	$470

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company was formed in December 2020 as a wholly owned subsidiary of the Parent. On December 31, 2020, the Ultimate Parent and certain of its affiliated entities contributed their ownership interests in the following legal entities to the Company in a common control reorganization: TruStar Energy Holdings LLC (“Trustar”), Fortistar RNG LLC (“Fortistar RNG”), Fortistar Methane 3 Holdings LLC (“FM3 Holding”), Fortistar Methane 3 LLC (“FM3”), Fortistar Contracting LLC ( “Fortistar Contracting”) and Fortistar Methane 4 LLC (“FM4”). The Company accounted for the transfer of ownership interests in accordance with ASC 805-50, Transaction Between Entities Under Common Control. The Company’s receipt of these interests were recognized at the Ultimate Parent’s historical basis of accounting at the date of transfer. For presentation purposes, the consolidated financial statements of the Company have been adjusted to combine the previously separate entities to reflect the transaction as if it had occurred as of the earliest period presented under common control.

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of the Company and all other entities in which the Company has a controlling financial interest: FM3 Holding, FM3,FM4, Sunoma Holdings, LLC (“Sunoma”), New River LLC (“New River”), Central Valley LLC (“Central Valley”), Fortistar Contracting, Fortistar RNG, and TruStar. The Company’s consolidated financial statements include the assets and liabilities of these subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The non-controlling interest attributable to the Company’s variable interest entities (“VIE”) are presented as a separate component from OPAL Fuels LLC members’ equity in the consolidated balance sheets and as a non-controlling interest in the consolidated statements changes in members’ equity. The Company’s consolidated financial statements reflect the activities of the Company, its subsidiaries, and its equity method investments for the years ended December 31, 2021 and December 31, 2020.

Variable Interest Entities

Our policy is to consolidate all entities that we control by ownership of a majority of the outstanding voting stock. In addition, we consolidate entities that meet the definition of a variable interest entity (“VIE”) for which we are the primary beneficiary. The Company applies the VIE model from ASC 810 when the Company has a variable interest in a legal entity not subject to a scope exception and the entity meets any of the five characteristics of a VIE. The primary beneficiary of a VIE is considered to be the party that both possesses the power to direct the activities of the entity that most significantly impact the entity’s economic performance and has the obligation to absorb losses or the rights to receive benefits of the VIE that could be significant to the VIE. To the extent a VIE is not consolidated, the Company evaluates its interest for application of the equity method of accounting. Equity method investments are included in the consolidated balance sheets as “Investments in other entities.” As of December 31, 2021, the Company held equity interests in five VIEs: Sunoma, GREP BTB Holdings LLC (“GREP”), Emerald RNG LLC (“Emerald”), Sapphire RNG LLC (“Sapphire”) and Central Valley. GREP has been presented as an equity method investment and the remaining four VIEs Sunoma, Emerald, Sapphire and Central Valley are consolidated by the Company. As of December 31, 2021, there was no activity in Emerald and Sapphire. As of December 31, 2020, the Company held equity interests in two VIEs, Sunoma and Pine Bend RNG LLC (“Pine Bend) both of which were consolidated by the Company. As of December 31, 2019, the Company did not hold interest in a VIE.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Emerging Growth Company Status

The JOBS Act permits an emerging growth company (“EGC”) to make an election to adopt new or revised financial accounting standards on either a public company requirement timeframe or private company requirement timeframe during a five year transition period while EGC status remains in effect, and so long as the company has not “opt-out” of the private company option. As a qualified EGC, the Company has elected to adopt financial accounting standards on a private company requirement timeframe.

Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt with Conversion and Other Options and Derivatives and Hedging — Contracts in Entity’s Own Equity which simplified the accounting for convertible instruments. ASU 2020-06 was effective January 1, 2020 for public companies or fiscal years beginning after December 15, 2023 for private companies and those filing under EGC status, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 on January 1, 2021, which did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement, which modified the disclosure requirements on fair value measurements. In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other, which simplified the test for goodwill impairment. Neither of these standards have a significant impact on the Company.

In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments to non-employees by aligning it with the accounting for share-based payments to employees subject to certain exceptions. ASU 2018-07 expands the scope of ASC Topic 718, Compensation-Stock Compensation (“ASC 718”) to include share-based payment transactions for acquiring goods and services from non-employees. This amendment was effective beginning January 1, 2019 for public companies or January 1, 2020 for private companies and those filing under emerging growth company status, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2020, which did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses, with the objective of providing financial statement users information about the credit risk inherent in an entity’s financial statements as well as to explain management’s estimate of expected credit losses and the changes in the allowance for such losses. This standard is not yet effective for the Company.

In February 2016, the FASB issued Leases (Topic 842) requiring lessees to record the assets and liabilities for operating leases on the balance sheet. This standard is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. In April 2020, the FASB voted to defer the effective date for Leases for private companies and certain not-for-profit entities for one year. For companies filing under emerging growth company status and private not-for-profits, the leasing standard will be effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact on its financial statements of adopting this standard.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less which are readily convertible to cash when purchased. At times, the Company’s cash investments exceed the levels insured by the Federal Deposit Insurance Corporation. The Company has not experienced any loss in such accounts, and it manages this risk by maintaining cash and other highly liquid investments in high quality financial institutions.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Restricted Cash

Restricted cash held as collateral represents the collateral requirements on our debt facilities. Restricted cash held for standby letters of credit represents cash held for letters of credit on the Company’s Credit Program and PPAs.

	December 31,
	2021	2020	2019
Current assets:
Cash and cash equivalents	$39,314	$12,823	$10,855
Long-term assets:
Restricted cash – held as collateral	2,740	2,565	2,972
Total cash, cash equivalents and restricted cash	$42,054	$15,388	$13,827

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent amounts due from the sale of RNG, natural gas, gas transportation, construction contracts, service contracts, environmental attributes, electricity, capacity, and LFG. The accounts receivable are the net estimate realizable value between the invoiced accounts receivable and allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers’ financial condition to determine and estimate the allowance for doubtful accounts. The accounts receivable are the net estimate of the realizable value between the invoiced accounts receivable and allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers’ financial condition to determine and estimate the allowance for doubtful accounts. The Company’s allowance for doubtful accounts was $0 and $0 at December 31, 2021 and 2020, respectively.

Fuel Tax Credit Receivable/Payable

On December 20, 2019, the President signed the Taxpayer Certainty and Disaster Relief Act of 2019, which temporarily renewed approximately two dozen credits that previously expired or were set to expire at the end of 2019, including the alternative fuel tax credit. This included the alternative fuel tax credit for fiscal 2018 which had not been renewed previously. This legislation was renewed for the years ended December 30, 2021 and 2020.

At December 31, 2021, the Company accrued federal fuel tax credits of $0.50 per gasoline gallon equivalent of CNG that the Company sold as vehicle fuel in 2021. At December 31, 2021 and 2020, fuel tax credits receivable were $2,393 and $2,276, respectively. Under the terms of its fuel sales agreements with certain of its customers, the Company is obligated to share portions of these tax credits. At December 31, 2021 and 2020, the amounts of fuel tax credits owed to customers were $1,978 and $1,945, respectively. The Company recorded its portion of tax credits earned as a reduction to cost of sales — RNG fuel in the consolidated statements of operations.

Contract Assets

Contract assets consist primarily of costs and estimated earnings in excess of billings and retainage receivables. Costs and estimated earnings in excess of billings represent unbilled amounts earned and reimbursable under construction contracts and arise when revenues have been recognized but amounts are conditional and have yet to be billed under the terms of the contract. Included in costs and estimated earnings in excess of billings are amounts the Company will collect from customers, changes in contract specifications or design, costs associated with contract change orders in dispute or unapproved as to scope or price, or other customer-related causes of unanticipated contract costs. Amounts become billable according to contract terms, which consider the progress on the contracts as well as achievement of certain milestones and completion of specified units of work. Except for claims, such amounts will be billed over the remaining life of the contract.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Contract Liabilities

Contract liabilities consist of billings in excess of costs and estimated earnings, other deferred construction revenue and general provisions for losses, if any. Billings in excess of costs and estimated earnings represent cash collected from customers and billings to customers in advance of work performed. Such unearned project-related costs will be incurred over the remaining life of the contract.

Parts Inventory

Parts inventory, also referred to as supplies inventory, consists of shop spare parts inventory and construction site parts inventory. Inventory is stated at the lower of cost or net realizable value. The substantial amount of inventory is identified, tracked and treated as finished goods. An annual review of inventory is performed to identify obsolete items. The Company’s inventory reserves were $— and $58 as of December 31, 2021 and 2020, respectively. Cost is determined using the average cost method.

Capital Spares

Capital spares consist primarily of large replacement parts and components for the RNG facilities and power plants. These parts, which are vital to the continued operation of the RNG facilities and power plants and require a substantial lead time to acquire, are maintained on hand for emergency replacement. Capital spares are recorded at cost and expensed when placed into service as part of a routine maintenance project or capitalized when part of a plant improvement project.

Property, Plant, and Equipment, net

Property, plant, and equipment are recorded at cost, except for the portion related to asset retirement obligations, which are recorded at estimated fair value at the time of inception. Direct costs related to the construction of assets and renewals and betterments that materially improve or extend the life of the assets are capitalized. Additionally, any interest expense incurred on any outstanding construction loans such as interest on our Sunoma loan is capitalized to the specific project. Replacements, maintenance, and repairs that do not improve or extend the life of the respective assets are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Plant and equipment	5 – 30 years
CNG/RNG Fueling stations	10 – 20 years
Construction in progress	N/A
Buildings	40 years
Land	N/A
Service equipment	5 – 10 years
Leasehold improvements	Shorter of lease term or useful life
Vehicles	7 years
Office furniture and equipment	5 – 7 years
Computer software	3 years
Other	7 years

When plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation or amortization is removed, and a gain or loss is recognized in the consolidated statements of operations.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

The Company capitalizes costs related to the development and construction of new projects when there is a significant likelihood that the project will be constructed for its intended use. This is determined based on the attainment of certain milestones, including, but not limited to, the receipt of permits; final negotiation of major contracts including gas rights agreements, gas transportation and EPC contracts. Costs incurred prior to this time are expensed.

Equity-Based Compensation Awards

The Ultimate Parent granted equity-based awards to employees in 2020 and 2019 in the form of residual equity interests (“Profits Interests”) in its ownership in various Company subsidiaries. Compensation costs relating to the Profits Interests are recognized in the consolidated statements of operations using a straight-line expense recognition method over a five-year service vesting period based on the fair value of such awards on the grant date. The fair value of the Profit Interests is determined by using the Black-Scholes valuation model and includes assumptions as to the fair value of the stock price, volatility, the expected term of the awards, a risk-free interest rate, a discount for the lack of marketability, and dividend yield. In valuing the award, judgment is required in determining the expected volatility of the Profit Interests and the expected term of the awards. Expected volatility is based on an average of peer group of public companies and the expected term of the Profit Interests is derived from the Company’s historical experience with similar companies for each of the project investments. While volatility and estimated term are assumptions that do not bear the risk of change subsequent to the grant date of the Profit Interests, these assumptions may be difficult to measure, as they represent future expectations which may change in the future. An offsetting contribution to the Company over the same time period is also recognized. The Company estimated the fair value of the awards on the grant date using an option pricing model. To determine volatility, the Company uses the historical closing values of comparable publicly held companies to estimate volatility. The model also uses other objective and subjective factors, such as the estimated time to an exit event, the risk-free rate, and a discount for the lack of marketability. Forfeitures are recognized when they occur. The awards have no maximum term.

The Profits Interests were restructured in December 2020, at which time the residual equity interests are now based on a portion of the Ultimate Parent’s ownership in the Company, rather than in the Ultimate Parent’s ownership interest in Company subsidiaries. In accordance with ASC 718, since the fair value of the residual interest award immediately following the modification was not greater than the fair value of the residual interest award immediately prior to the modification, the Company did not recognize incremental stock based compensation expense on the date of the modification. The Company estimated the fair value of the awards on the modification date using an option pricing model. There were no changes to the service vesting period or other terms of the awards as a result of this modification.

There were no new awards granted during the year ended December 31, 2021.

Major Maintenance

Major maintenance is a component of maintenance expense and encompasses overhauls of internal combustion engines, gas compressors and electrical generators. Major maintenance is expensed as incurred. Major maintenance expense was $5,946, $8,309, and $6,028 in 2021, 2020 and 2019, respectively, and is included in cost of sales — renewable power in the consolidated statements of operations.

Goodwill

Goodwill represents the excess of purchase price of an acquisition over the fair value of net assets acquired in a business combination subject to ASC 805, Business Combinations. Goodwill is not amortized, but the potential impairment of goodwill is assessed at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. Accounting rules require that the Company test at least annually, or more frequently when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount, for possible goodwill impairment in accordance with the provisions of ASC 350-10. The Company performs its annual test on October 1 of each year.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

During 2020, the Company has adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2017-04, Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment. Under this guidance, the Company performed qualitative test for goodwill on Beacon and Trustar for the year ended December 31, 2021. The Company performed quantitative test for Trustar for the year ended December 31, 2020. As a result of these tests, the Company determined that the fair value of its reporting unit exceeded its carrying value and, thus, the Company determined that goodwill was not impaired.

Intangible Assets and Liabilities

Identifiable intangible assets consist of three PPAs, one fueling station contract, one transmission/distribution interconnection, and the cost of intellectual property all of which are amortized using the straight-line method over the underlying applicable contract periods or useful lives which range from five to twenty years.

Identifiable intangible liabilities consist of an RNG gas sales agreement and two PPAs. The RNG gas sales agreement intangible liability was amortized using the straight-line method over an 18-month contract period and was fully amortized as of December 31, 2020. The PPA intangible liabilities are amortized using the straight-line method over their contract life. Amortization related to these intangible liabilities is included in RNG fuel revenue and Renewable power revenue, respectively, in the consolidated statements of operations.

Deferred Financing Costs

Deferred financing costs include bank loan origination and legal fees, and costs directly related to the Company’s financing activities. These costs have been deferred and will be charged to interest expense using the effective interest method over the term of the loan. These costs are presented as a reduction of long-term debt. At December 31, 2021, the Company recorded $2,370 as deferred financing costs related to business combination contemplated by the BCA, which is presented a non-current Deferred financing costs within its consolidated balance sheet.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred. Shipping and handling costs are included in cost of sales and were $1,431, $1,001, and $1,005 for the years ended December 31, 2021, 2020, and 2019, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs are accounted for in selling, general and administrative expense and were $455, $528, and $281 for the years ended December 31, 2021, 2020, and 2019, respectively.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount that the carrying amounts of the assets exceed the fair value of the assets. Assets disposed of are reported at the lower of the carrying amount or fair value less selling costs. Impairment expense was $0, $17,689, and $0 for the years ended December 31, 2021, 2020, and 2019, respectively, impacting the Renewable Power 3 Portfolio segment.

Fair value is generally determined by considering (i) internally developed discounted cash flows for the asset group, and/or (ii) information available regarding the current market value for such assets. We use our best estimates in making these evaluations and consider various factors, including future pricing and operating costs. However, actual future market prices and project costs could vary from the assumptions used in our estimates and the impact of such variations could be material.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Derivative Instruments

The Company estimates the fair value of its derivative instruments using available market information in accordance with ASC 820 for fair value measurements and disclosures of derivatives. Derivative instruments are measured at their fair value and recorded as either assets or liabilities unless they qualify for an exemption from derivative accounting measurement such as normal purchases and normal sales. All changes in the fair value of recognized derivatives are recognized currently in earnings.

The Company enters into electricity forward sale agreements. Some of these electricity forward sale agreements meet the definition of a derivative but qualify for the normal purchases and normal sales exception from derivative accounting treatment. In accordance with authoritative guidance for derivatives, the Company considers both qualitative and quantitative factors when determining whether a contract qualifies for the normal purchases and normal sales exception. The electricity forward sales agreements were recorded under the normal purchases and normal sales exception and, therefore, fair value adjustments were not required in 2021 and 2020.

The Company enters into commodity swap arrangements as economic hedges against market price volatility of Renewable power sales. These commodity swap agreements do not qualify for the normal purchases and normal sales exception and therefore are accounted for as derivatives under ASC 815, Derivatives and Hedging. The Company does not designate its derivative instruments to qualify for hedge accounting. Accordingly, these commodity swap agreements are measured at their fair value and recorded as either current or non-current assets or liabilities and any changes in fair value are recorded as part of Revenues in its consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019. Please see Note 2, Restatement of Financial Statements, and Note 12, Derivative Financial Instruments for additional information.

The Company maintains a risk management strategy that incorporates the use of interest rate swaps to minimize significant fluctuation in cash flows and/or earnings that are caused by interest rate volatility. Fair value adjustments were required in 2021, 2020, and 2019 in connection with these interest rate swaps which were recorded as realized and unrealized gain (loss) on derivative financial instruments, net in its consolidated statements of operations for the years ended December 31, 2021, 2020, and 2019.

Redeemable Preferred Units

In accordance with guidance in ASC 480, Distinguishing Liabilities from Equity, the Company classifies the redeemable preferred units outside of permanent equity because the units contain a redemption feature which is contingent upon the occurrence of (i) the Company’s actual dissolution, (ii) a change in control, or (iii) approximately four years following unit issuance, the occurrences of which are not solely within the control of the Company. The Company records the redeemable preferred units at fair value on the date of issuance. The Company has elected to adjust the carrying value to equal the redemption value at the end of each reporting period. The Company will accrue dividends each quarter as cash or paid-in-kind at the option of the Company.

Asset Retirement Obligation

The Company accounts for asset retirement obligations (“ARO”) in accordance with ASC 410 that requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depreciated over the life of the sublease or site lease agreement. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations expense in the period. Revisions, if any, to the estimated timing of cash flows or to the original estimated undiscounted cost, if any, also result in an increase or decrease to the ARO and the related asset. Actual costs incurred upon settlement of the ARO

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company’s earnings in the period in which the settlement occurs.

Asset retirement obligations are deemed Level 3 fair value measurements as the inputs used to measure the fair value are unobservable. The Company estimates the fair value of asset retirement obligations by calculating the estimated present value of the cost to retire the asset. This estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental, and political environments. In addition, the Company determines the Level 3 fair value measurements based on historical information and current market conditions.

At December 31, 2021 and 2020, the Company estimated the value of its total asset retirement obligations to be $5,738 and $4,885 respectively, based on a total future liability of $8,017. These payments are expected to be made between 2022 and 2035.

The following summarizes the changes in the asset retirement obligations were as follows for the years ended December 31, 2021 and 2020:

	December 31,
	2021	2020
Beginning balance	$4,885	$4,697
Additions	278	—
Accretion expense	575	188
Total asset retirement obligation	$5,738	$4,885
Less: current portion	(831)	(348)
Total asset retirement obligation, net of current portion	$4,907	$4,537

Revenue Recognition

Effective January 1, 2019, the Company adopted ASU 2014-09, Revenue from Contracts with Customers. The adoption of this ASU did not have a significant impact on the Company’s financial statements. Most of the Company’s revenue arrangements generally consist of a single performance obligation to transfer goods or services. Revenue from the sale of RNG, CNG and electricity is recognized by applying the “right to invoice” practical expedient within the accounting guidance for Revenue from Contracts with Customers that allows for the recognition of revenue from performance obligations in the amount of consideration to which there is a right to invoice the customer and when the amount for which there is a right to invoice corresponds directly to the value transferred to the customer. For some public CNG fueling stations where there is no contract with the customer, the Company recognizes revenue at the point in time that the customer takes control of the fuel.

The purpose of the right to invoice practical expedient is to depict an entity’s measure of progress toward completion of the performance obligation within a contract and can only be applied to performance obligations that are satisfied over time and when the invoice is representative of service provided to date. The Company elected to apply the right to invoice practical expedient to recognize revenue for performance obligations satisfied over time as the invoices from the respective revenue streams are representative of services or goods provided to date to the customer.

The Company also performs maintenance services throughout the country. Maintenance consists of monitoring equipment and replacing parts as necessary to ensure optimum performance. Revenue from service agreements is recognized over time as services are provided. Capacity payments fluctuate based on peak times of the year and revenues from capacity payments are recognized monthly as earned.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

The Company has agreements with two natural gas producers (“Producers”) to transport Producers’ natural gas using the Company’s RNG gathering system (“System”). The performance obligation is the delivery of Producers’ natural gas to an agreed delivery point on an interstate gas pipeline. The quantity of natural gas transported for the Producers is measured at a certain specified meter. The price is fixed at contracted rates and the Producers pay approximately 30 days after month-end. As such, transportation sales are recognized over time, using the output method to measure progress.

The Company provides credit monetization services to customers that own renewable gas generation facilities. The Company recognizes revenue from these services as the credits are minted on behalf of the customer. The Company receives non-cash consideration in the form of Renewable Identification Numbers (“RINs”) or low-carbon fuel standard (“LCFSs”) for providing these services and recognizes the RINs or LCFSs received as inventory based on their estimated fair value at contract inception. When the Company receives RINs or LCFSs as payment for providing credit monetization services, it records the non-cash consideration in inventory based on the fair value of RINs or LCFSs at contract commencement.

Sales of RINs, RECs, and LCFS environmental attributes are generally recorded as revenue when the certificates related to them are delivered to a buyer. However, the Company may recognize revenue from the sale of such environmental attributes at the time of the related RNG or electricity sales when the contract provides that title to the environmental attributes transfers at the time of production, the Company’s price to the buyer is fixed and collection of the sales proceeds occurs within 60 days after generation of the electricity.

The Company’s policy is to account for RINs as government incentives and, therefore, it does not allocate costs to the credits it generates. Accordingly, the Company does not capitalize these costs in inventory. In accordance with ASC 610-20, the Company accounts for its payment to TruStar as a transfer of non-financial assets. The Company expensed the costs of services incurred by Beacon to TruStar through April 30, 2021 and reported this amount in net loss attributable to equity in loss of affiliates within the consolidated statements of operations and, in addition, reported an offsetting gain on the transfer of these RINs in net income (loss) from equity method investments within the consolidated statements of operations.

Management operating fees are earned for the operation, maintenance, and repair of the gas collection system of a landfill site. Revenue is calculated on the volume of per million British thermal units (“MMBtu”) of LFG collected and the megawatt hours (“MWhs”) produced at that site. This revenue is recognized when LFG is collected, and electricity is delivered.

The Company has various fixed price contracts for the construction of fueling stations for customers. Revenues from these contracts, including change orders, are recognized over time, with progress measured by the percentage of costs incurred to date compared to estimated total costs for each contract. This method is used as management considers costs incurred to be the best available measure of progress on these contracts. The accuracy of revenue and profit recognition related to construction projects in a given period depends on the accuracy of the Company’s estimates of the costs to complete each project. The Company believes its experience allows it to create materially reliable estimates. Costs capitalized to fulfill certain contracts were not material in any of the years presented.

The Company has provided certain assurance warranties to customers under its various construction contracts for up to one year. A warranty reserve is established at the time of construction completion. The Company monitors and analyzes warranty claims and maintains a reserve for the related warranty costs based on historical experience and future assumptions. In 2021, 2020, and 2019, warranty expense of $202, $141, and, $180 respectively, was expensed to cost of sales — fuel station services in the consolidated statements of operations.

The Company owns fueling stations for use by customers under fuel sale agreements. The Company bills these customers at an agreed upon price for each gallon sold and recognizes revenue based on the amounts invoiced in accordance with the “right to invoice” practical expedient. For some public stations where there is no contract with the customer, the Company recognizes revenue at the point in time that the customer takes control of the fuel.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

The Company from time-to-time enters into commodity swap agreements as a means to hedge against the market volatility of prices of Renewable power sales. These are considered as economic hedges and the Company made an accounting policy election to record the realized and unrealized gain (loss) on these derivatives as part of Revenues — Renewable power in its consolidated statements of operations. The Company recorded realized and unrealized loss of $1,170, $207, and $756 in connection with these commodity swap agreements as part of Revenues in its consolidated statement of operations for the years ended December 31, 2021, 2020, and 2019.

The Company from time-to-time enters into fuel purchase agreements with customers whereby the Company is contracted to design and build a fueling station on the customer’s property in exchange for the Company providing CNG/RNG to the customer for a determined number of years. In accordance with the standards of ASC 840, Leases, the Company has concluded these agreements meet the criteria for a lease and are classified as operating leases. Typically, these agreements do not require any minimum consumption amounts and, therefore, no minimum payments. Included in RNG fuel revenues are $3,561, $3,460, and $2,981 related to the lease portion of these agreements for the years ended December 31, 2021, 2020, and 2019, respectively. In addition, the Company has assessed all PPAs and concluded that certain PPAs contain a lease element requiring lease accounting. Included in Renewable Power revenues are $1,890, $2,152, and $2,539 related to the lease element of these PPAs for the years ended December 31, 2021, 2020, and 2019, respectively.

Disaggregation of Revenue

The following table summarizes the disaggregation of revenue according to product line and segment:

	Fiscal Years Ended December 31,
	2021	2020(1)	2019(1)
		(Restated)	(Restated)
Electricity sales(1)	$40,259	$42,186	$46,380
Third Party Construction	32,630	40,443	43,094
Service	17,056	10,582	9,151
Brown Gas Sales	12,257	4,591	5,712
Environmental Credits	55,863	5,505	1,768
Parts Sales	755	3,872	2,772
Operating Agreements	3,172	3,400	3,256
Other	56	1,515	2,049
Total Revenue from Contracts with Customer	162,048	112,094	114,182
Lease revenue	4,076	5,612	5,520
Total Revenue(1)	$166,124	$117,706	$119,702

____________

(1)      Electricity sales, environmental credits, and total revenue for the years ended December 31, 2020, and 2019 have been restated to correct errors in previously issued financial statements. See Note 2, Restatement of Financial Statements, for additional information.

For the years ended December 31, 2021, 2020, and 2019, approximately 28.9% , 42.5% and 43.6%, respectively, of revenue was recognized over time, and the remainder was for products and services transferred at a point in time.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Contract Balances

The following table summarizes receivables, contract assets and contract liabilities from contracts with customers:

	Fiscal Years Ended December 31,
	2021	2020
Accounts receivable, net	$25,391	$22,002
Contract Assets
Costs and estimated earnings in excess of billings	5,989	2,903
Accounts receivable retainage, net	2,495	2,621
	8,484	5,524
Contract Liabilities
Billings in excess of cost and estimated earnings	$9,785	$4,678

The increase in contract assets for December 31, 2021 versus December 31, 2020 was primarily due to revenue recognition of satisfied performance obligations being greater than advance payments and related billings during the year. The increase in contract liabilities December 31, 2021 versus December 31, 2020 was due to advance payments from customers and related billings exceeding revenue recognition as performance obligations were satisfied during the year. During the years ended December 31, 2021 and 2020, the Company recognized revenue of $4,678 and $2,501, respectively from contract liabilities recorded at December 31, 2020 and 2019, which represented 100% of the prior year balance for both years.

Backlog

The Company’s remaining performance obligations (“backlog”) represent the unrecognized revenue value of its contract commitments. These contracts are firm contracts unless terminated for certain causes by either party as defined by the contract. The Company’s backlog may significantly vary each reporting period based on the timing of major new contract commitments. At December 31, 2021, the Company had a backlog of $47,423 with 100% of its backlog anticipated to be recognized as revenue in the next 12 months.

Intersegment Sales

The Company accounts for intersegment sales and transfers as if these sales and transfers were to third parties at current market prices.

Basic and Diluted Income (Loss) Per Unit

On November 29, 2021, the Company amended and restated the LLCA to provide for the creation and issuance of multiple classes and series of units and admission of additional members to the Company in connection with the proposed business combination. The outstanding membership interests were converted to 986 common units, all of which were held by the Parent. Upon the conversion of membership interests into units, the Company presented the net income (loss) per unit on a retrospective basis for all periods presented in the consolidated financial statements.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Subsequently, on the same day and in contemplation of the proposed BCA with ArcLight, the Company authorized an additional 14 common units, and authorized 600,000 Series A-1 preferred units and 2,000,000 Series A preferred units. From November 29, 2021 through December 31, 2021, all 1,000 common units were issued and outstanding, 300,000 Series A-1 preferred units were issued and outstanding, and no Series A preferred units had been issued. See Note 18, Redeemable Preferred Units and Equity, for additional information.

The basic income (loss) per unit attributable to members of OPAL Fuels LLC is computed by dividing the net income (loss) attributable to OPAL Fuels LLC by the weighted-average number of common units outstanding during the period. Diluted net income (loss) does not give effect to 300,000 Series A-1 preferred units issued to Hillman as the conversion is based on achieving a substantive contingency that is not based on the Company’s stock price. The conversion is based on the Company’s failure to redeem upon exercise. The diluted net income (loss) will reflect the contingently issuable common units in the period the contingency is met. Additionally, the diluted net income (loss) does not include outstanding equity awards since they are not denominated in common units and they cannot be converted to common units.

Income Taxes

The Company and most of its subsidiaries are disregarded entities for federal income tax purposes and for certain states, with the results of its operations included with the consolidated federal and applicable state tax returns of its member. Some subsidiaries are partnerships for federal income tax purposes. Accordingly, tax liabilities are the responsibility of the member except for the minimum state tax requirements. Minimum state tax requirements are immaterial.

Significant Customers and Concentration of Credit Risk

In 2021, 2020, and 2019, one customer accounted for 16%, 30% and 20% of revenues, respectively. At December 31, 2021 and 2020, one customer accounted for 11% and 40%, respectively of accounts receivable. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables. The Company places its cash with high credit quality financial institutions located in the United States of America. The Company performs ongoing credit evaluations of its customers.

Significant Suppliers

In 2021, one supplier of the Company accounted for 17% or more of total Company purchases. In 2020 and 2019, one supplier accounted for 9% and 16%, respectively of total Company purchases. At December 31, 2021 and 2020, two suppliers accounted for 61% and 37%, respectively, of accounts payable.

Investment in other entities

Investment in other entities includes the Company’s interests in certain investees which are accounted for under the equity method of accounting as the Company has determined that the investment provides the Company with the ability to exercise significant influence, but not control, over the investee. The Company’s investments in these nonconsolidated entities are reflected in the Company’s consolidated balance sheet at cost. The amounts initially recognized are subsequently adjusted for the Company’s share of earnings (losses) which are recognized as income (loss) from equity method investments in the consolidated statement of operations after adjustment for the effects of any basis differences. Investments are also increased for contributions made to the investee and decreased by distributions from the investee and classified in the statement of cash flows using the cumulative earnings approach.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that a decline in value has occurred that is other than temporary. Evidence considered in this evaluation includes, but would not necessarily be limited to, the financial condition and near-term prospects of the investee, recent operating trends and forecasted performance of the investee, market conditions in the geographic area or industry in which the investee operates and the Company’s strategic plans for holding the investment in relation to the period of time expected for an anticipated recovery of its carrying value. If the investment is determined to have a decline in value deemed to be other than temporary, it is written down to estimated fair value in the same period the impairment was identified. For the years ended December 31, 2021, 2020, and 2019 the Company did not identify any impairments on its investments in other entities.

Note receivable

In the third quarter of 2021, the Company acquired the rights to a note purchase agreement (“Note receivable”) for $10,450 with an entity in which it holds 10% equity interest. The note receivable bears an interest of 12.5% out of which 4.5% will be paid-in-kind until the facility is operational. Additionally, the Company entered into a separate fee letter which entitles the Company to receive a portion of the distribution of counterparty’s future revenues up to a maximum of $4,500. The Company accounted for the amounts to be received under the fee letter as a loan under ASC 310 and allocated $1,538 out of the $10,450 to “Note receivable — variable fee component” on its consolidated balance sheet as of the date of issuance of the Note receivable. The Company amortized $288 and $118 as the interest income which is added to the principal balance in its consolidated balance of Note receivable and Note receivable — variable fee component, respectively, sheet as of December 31, 2021.

Recurring Fair Value Measurements

The fair value of financial instruments, including long term debt and derivative instruments is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, accounts receivable, net, and accounts payable and accrued expenses approximates fair value due to their short-term maturities.

The carrying value of the Company’s long-term debt of $134,083 and $90,504 as of December 31, 2021 and 2020, respectively, represents the total amount to be repaid if the debt has to be discharged in full and therefore approximates its fair value.

The Company follows ASC 820 regarding fair value measurements which establishes a three-tier fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. These tiers include:

Level 1 — defined as observable inputs such as quoted prices for identical instruments in active markets.

Level 2 — defined as quoted prices for similar instruments in active market, quoted prices for identical or similar instruments in markets that are not active, or model-derived valuations for which all significant inputs are observable market data.

Level 3 — defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2021 and 2020. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

The Company’s interest rate swap contracts are valued with pricing models commonly used by the financial services industry using discounted cash flows of forecast future swap settlements based on projected three-month LIBOR rates. The Company does not consider these models to involve significant judgment on the part of management and corroborated the fair value measurements with counterparty valuations. The Company’s interest rate swaps are classified within Level 2 of the valuation hierarchy based on the observable market rates used to determine its fair value. The Company does not expect to change its valuation techniques and therefore does not anticipate any transfers into or out of different levels of hierarchy. These interest rate swaps are accounted for as derivative financial instrument liabilities.

The Company values its energy commodity swap contracts based on the applicable geographical market energy forward curve. The forward curve are derived based on the quotes provided by New York Mercantile Exchange (“NYMEX”), Amerex Energy Services (“Amerex”) and Tradition Energy (“Tradition”). The Company does not consider that the pricing index used involves significant judgement on the part of management. Therefore, the Company classifies these commodity swap contracts within Level 2 of the valuation hierarchy based on the observable market rates used to determine fair value.

The Company accounts for asset retirement obligations by recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The Company estimates the fair value of asset retirement obligations by calculating the estimated present value of the cost to retire the asset. This estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental, and political environments. In addition, the Company determines the Level 3 fair value measurements based on historical information and current market conditions. These assumptions represent Level 3 inputs, which can regularly change. As such, the fair value measurement of asset retirement obligations is subject to changes in these unobservable inputs as of the measurement date. The Company used a discounted cash flow (“DCF”) model in which cash outflows estimated to retire the asset are discounted to their present value using an expected discount rate. A significant increase (decrease) in the discount rate in isolation could result in a significantly lower (higher) fair value measurement. The Company estimated the fair value of its asset retirement obligations based on discount rates ranging from 5.75% to 8.5%.

There were no transfers of assets between Level 1, Level 2, or Level 3 of the fair value hierarchy as of December 31, 2021 or December 31, 2020.

The Company’s assets and liabilities that are measured at fair value on a recurring basis include the following as of December 31, 2021 and December 31, 2020, set forth by level, within the fair value hierarchy:

	Fair value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Asset retirement obligations	$—	$—	$5,738	$5,738
Interest rate swaps	—	992	—	992
Contingent consideration on acquisition of non-controlling interest	—	—	4,456	4,456
Convertible note payable	—	—	58,710	—
Assets:
Commodity swap contracts	—	382	—	382

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

	Fair value as of December 31, 2020 (Restated)
(in thousands)	Level 1	Level 2	Level 3	Total
Liabilities
Asset retirement obligations	$—	$—	$4,885	$4,885
Interest rate swaps	—	2,785	—	2,785
Commodity swap contracts(1)	—	1,529	—	1,529

____________

(1)      The Company restated its consolidated balance sheet as of December 31, 2020 to record a Derivative financial asset — current portion of $1,529 relating to unrealized gain on its commodity swap contracts. See Note 2, Restatement of Financial Statements and Note 12 Derivative Financial Instruments for additional information.

A summary of changes in the fair values of the Company’s Level 3 instruments, attributable to asset retirement obligations, for the years ended December 31, 2021 and December 31, 2020 is included in Note 3, Summary of Significant Accounting Policies.

4. Company Operations

Power Purchase Agreements

The Company has PPAs with utilities to sell electricity and receive capacity and energy payments. The PPAs expire from 2022 to 2036. The price per megawatt hour (“MWh”) varies for each contract. For the years ended December 31, 2021, 2020, and 2019, power sales revenues under long-term agreements totalled $37,359, $40,547, and $45,421, respectively, and are recorded as a component of Revenues — Renewable power within the consolidated statements of operations. In 2020, the Company terminated a PPA with landfill owner and recognized a gain on termination of PPA of $1,292 in the consolidated statements of operations.

Certain PPAs contain cash penalties or termination options if the Company causes defaults that are not remedied or if agreements are terminated prior to expiration, as defined in the agreements. The economic viability of the Company’s plants is dependent upon sufficient recoverable LFG and on merchant prices.

Certain PPAs contain a lease element requiring lease accounting. Accordingly, revenue related to the lease element of these PPAs is also included within renewable power revenue in the consolidated statements of operations.

Renewable Energy Credits

Certain state laws require that a portion of retail electricity sales must be generated by a renewable energy source. The Company markets and sells renewable energy credits (”RECs”) associated with the renewable energy it produces at several plants.

Gas Purchase Agreements

The Company has LFG purchase agreements with certain landfills which expire from 2023 to 2044, with renewal options for up to six years, and can generally be continued if recoverable gas is available and neither party has terminated the agreement. The gas purchase agreements’ start dates and expiration dates coincide closely with the PPAs to which they relate. During 2021, 2020 and 2019, gas purchases under these agreements totalled $3,744, $3,741, and $3,794, respectively, and are included in cost of sales — renewable power in the consolidated statements of operations.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

4. Company Operations (cont.)

The Company also has agreements with LFG site owners whereby it pays royalties for the gas it captures under formulas which vary by contract but that are based upon a percent of gross revenues from the sale of electricity, the quantity of LFG consumed, or some combination of the two. During 2021, 2020, and 2019, royalty expense totaled $15,241, $6,159, and $6,403, respectively, and is included in cost of sales — Renewable Power in the consolidated statements of operations.

Operating and Maintenance Agreements

The Company has an operating and maintenance agreement (“O&M Agreement”) pursuant to which the Company operates and maintains the site’s gas collection system for the landfill owner. For the years ended December 31, 2021, 2020 and 2019, revenue under the O&M Agreement totaled $3,172, $3,400, and $3,256, respectively, and is recorded in renewable power revenue in the consolidated statements of operations.

5. Acquisition

On May 1, 2021, we acquired the remaining 55.7% ownership interest in Beacon to increase our ownership interest from 44.3% to 100%. Beacon extracts and converts methane gas to RNG from two landfills located in western Pennsylvania and sells the extracted gas to public utilities and separately monetizes environmental attributes through sales to third parties.

Pursuant to an exchange agreement with ARCC Beacon LLC (“Ares”), the Company purchased the remaining ownership interests in Beacon for $50,000, which was paid with a note that matures in 2026 but is convertible to equity in the Company under certain circumstances. The acquisition was determined to be a business combination under ASC 805, Business Combinations. Acquisition-related costs incurred, including those related to the issuance of the convertible note, were insignificant and expensed as incurred.

Prior to closing on May 1, 2021, our 44.3% equity investment in Beacon was recorded at $24,270. Upon acquisition of the remaining 55.7% ownership interest, our existing equity investment was remeasured to fair value resulting in the recognition of a non-cash $19,818 gain. The fair value measurement was estimated by applying the income approach. With this approach, the fair value measurement is based on significant inputs that are not observable in the market and thus the fair value measurement is categorized within Level 3 of the fair value hierarchy. Our assumptions include future cash flow projections, a discount rate range of 17.0% to 19.1% based on the weighted average cost of capital, and a terminal value based on a range of terminal earnings before interest, taxes, depreciation, and amortization.

The excess of the consideration transferred and the estimated fair value of previously held equity interest over the estimated fair values of the identifiable assets acquired and liabilities assumed totaled $51,155 and was reflected as goodwill in the RNG Fuel Supply reportable segment. The majority of goodwill reflects the value paid primarily for the customer and service contract with a wholly owned subsidiary of the Company. There was no settlement gain or loss recognized for the extinguishment of the preexisting relationship. Goodwill will not be amortized, but rather reviewed annually for impairment or more frequently if indicators of impairment exist.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

5. Acquisition (cont.)

The Company completed its purchase price allocation as of December 31, 2021. The following table summarizes the fair value of consideration transferred for Beacon, the fair value of previously held equity interest, and the fair value of assets acquired and liabilities assumed as of the acquisition date, May 1, 2021:

Fair value of consideration transferred
Convertible note payable*	$55,410
Total consideration transferred	$55,410

Fair value of previously held equity interest	$44,069

Fair value of net identifiable assets acquired
Cash	$759
Accounts receivable	240
Accounts receivable, related party	205
Prepaid expense and other current assets	185
Restricted cash	1,196
Other assets	12
Parts inventory	166
Property, plant, and equipment	50,726
Accounts payable and accrued expenses	(690)
Asset retirement obligation	(279)
Accrued royalties	(4,196)
Total identifiable net assets	48,324
Goodwill	51,155
Total purchase consideration	$99,479

____________

*        Fair value of the note as of December 31, 2021 is $58,710. Refer to Note 10, Borrowings, for additional information.

The results of operations for the Beacon Acquisition since the acquisition date have been included on our consolidated financial statements for the period from May 1, 2021 through December 31, 2021 and include approximately $43,611, of total revenue, and $24,420 income from operations.

The excess of the purchase price paid over the estimated fair values of the identifiable assets acquired and liabilities assumed totaled $51,155 and is reflected as goodwill in the RNG Fuel Supply reportable segment. The goodwill reflects the value paid primarily for the long-term opportunity to improve operating results through the efficient management of operating expenses and the deployment of capital. Goodwill is not amortized, but rather is reviewed annually for impairment or more frequently if indicators of impairment exist.

Proforma Financial Information

The following proforma audited financial information reflects the consolidated results of operations of the Company and the amortization of the purchase price adjustments assuming the acquisition had taken place on January 1, 2020, excluding non-recurring transaction costs incurred by the Company during 2021:

	Fiscal Years Ended December 31,
	2021	2020
		Restated(1)
Total revenues, net	$179,436	$132,745
Net income (loss)	$43,776	$(25,968)

____________

(1)      As described in Note 2 to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 30, 2020 and 2019. See Note 2 Restatement of financial statements for additional information.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

6. Investments in Other Entities

The following table summarizes our equity method investments as of December 31, 2021 and 2020:

	Percentage of ownership	December 31,
		2021	2020
Beacon	44.3%	$—	$25,573
Pine Bend	50.0%	21,188	—
Noble Road	50.0%	24,516	—
GREP	20.0%	1,446	—
Total investments in other entities		$47,150	$25,573

Income on equity method investments, net reported in the Company’s consolidated statements of operations consisted of the following for the years ended December 31, 2021, 2020 and 2019

	Fiscal Years Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Income from equity method investments, net, before amortization of basis difference	$2,268	$(475)	$(487)
Income on equity method investments, net	$2,268	$(475)	$(487)

Beacon Step Acquisition

As detailed in Note 5, Acquisition, we acquired the remaining 55.7% ownership interest in Beacon RNG LLC (“Beacon”) and obtained a controlling financial interest on May 1, 2021. We recorded a $19,818 gain during the second quarter of 2021 to adjust our equity method investment to its estimated fair value. The gain is included in gain on acquisition of equity method investment in our consolidated statement of operations for the year ended December 31, 2021. Upon the step acquisition the Company consolidated Beacon and no longer accounts for its interest in Beacon as an equity method investment.

Deconsolidation of Pine Bend and Noble Road

As of December 31, 2021, the Company re-assessed its equity interests in Pine Bend and Noble Road under ASC 810, Consolidation and determined the entities no longer meet any of the characteristics of a variable interest entity primarily because the two projects are fully funded and there is sufficient equity at risk as of December 31, 2021. The Company determined that it should account for its interests in both entities under the equity method of accounting pursuant to ASC 323, Investments Equity Method and Joint Ventures, prospectively, as the Company has the ability to exercise significant influence, but not control, over both entities.

Prior to December 31, 2021, the Company consolidated these entities in accordance with the variable interest entity model guidance under ASC 810, Consolidation. Upon deconsolidation, the Company remeasured the fair value of the retained investment and recognized a gain of $3,145 on Pine Bend and $11,880 on Noble Road in its consolidated statement of operations for the year ended December 31, 2021 and a corresponding increase in its basis in Investment in other entities on its consolidated balance sheet as of December 31, 2021. The fair value of the retained investment was measured based on discounted cash flows model in which the future net cash flows from the two RNG facilities were discounted to their present value using a discount factor of 20%.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

6. Investments in Other Entities (cont.)

The carrying value of assets and liabilities of the two entities at the time of their deconsolidation was as follows:

December 31, 2021
Cash and cash equivalents	$21,208
Other current assets	134
Property, plant and equipment, net	44,250
Accounts payable and accrued expenses	(4,235)
Net assets deconsolidated	$61,357

Acquisition of Reynold RNG LLC

In August 2021, the Company acquired a 100% ownership interests in Reynolds RNG LLC (“Reynolds”), an RNG production facility for $12,020 which was funded with cash on hand. Reynolds held an equity investment of 1,570 Class B units in GREP BTB Holdings LLC (“GREP”) representing 20% interest for a cash consideration of $1,570 which owns 50% of BioTown Biogas LLC (“Biotown”), a power generation facility under development to convert to an RNG facility. The Reynolds transaction was an asset acquisition from an affiliate under common control and therefore the assets consisting of the its investment in GREP and the Note receivable ( described below) were recorded at carryover basis. The Company accounts for its 20% equity investment in GREP under the equity method. The Company recorded a loss of $124 as its share of net loss for the year ended December 31, 2021 and reduced its investment in GREP as of December 31, 2021.

In addition to the equity investment, Reynolds held a loan of $10,450 to Biotown. The Note receivable matures on July 15, 2027. It carries an interest of 12.5% out of which 8% is payable in cash on a quarterly basis from the inception of the loan and 4.5% payment-in-kind interest adding to the outstanding debt balance until the facility becomes operational. The total amount of interest earned for the year ended December 31, 2021 was $711 out of which $288 was payment-in-kind interest increasing the Note receivable from Biotown. The interest earned was recorded as a reduction to interest and financing expense, net in the consolidated statement of operations for the year ended December 31, 2021. The Note receivable also entitles Reynolds to receive 4.25% of any revenue based distributions made with a cap of $4,500 over the term of the debt. The Company recorded the fair value of the Note receivable — variable fee component of $1,539 as an allocation of the initial investment balance of $10,450 and recorded an payment-in-kind interest income of $118 as a reduction to interest and financing expense, net in the consolidated statement of operations for the year ended December 31, 2021.

The note receivable of $9,200 and Note receivable — variable fee component of $1,656 have been recorded as a long term assets on its consolidated balance sheet as of December 31, 2021.

The following table summarizes financial information of the unconsolidated entities:

	December 31,
	2021	2020
Current assets	$21,342	$2,216
Non-current assets	44,250	58,232
Current liabilities	4,235	1,131
Non-current liabilities	—	1,536
Members’ equity	61,358	57,781

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

6. Investments in Other Entities (cont.)

The following table summarizes the net income (loss) attributable to the Company from the unconsolidated entities:

	Fiscal Years Ended December 31,
	2021	2020	2019
Revenue	$14,181	$15,039	$12,368
Gross profit	6,915	3,331	3,255
Income (loss) from operations	5,276	(1,859)	(1,059)
Net income (loss)	5,276	(1,072)	(1,099)
Net income (loss) attributable to OPAL Fuels LLC	2,268	(475)	(487)

7. Property, Plant, and Equipment, Net

Property, plant, and equipment, net, consisted of the following at December 31:

	December 31,
	2021	2020
Plant and equipment(1)	$161,387	$98,881
CNG/RNG Fueling stations	27,892	25,430
Construction in progress	62,616	20,424
Buildings	2,544	1,475
Land	1,303	1,303
Service equipment	1,521	1,133
Leasehold improvements	815	571
Vehicles	407	514
Office furniture and equipment	302	299
Computer software	277	240
Other	416	289
	259,480	150,559
Less: accumulated depreciation	(89,710)	(74,367)
Property, plant, and equipment, net	$169,770	$76,192

____________

(1)      As of December 31, 2021, the Company identified one renewable power generating facility to be abandoned in June 2023 and building an RNG facility in the same site. Accordingly, the Company tested the facility for impairment under the held and used impairment guidance under ASC 360-10. The Company concluded that the net book value of the asset exceeded the remaining undiscounted cash flows over the remaining shortened useful life. The Company revised the useful life of the asset and recorded accelerated depreciation of $600 thousand on the facility in its consolidated statement of operations for the year ended December 31, 2021.

As of December 31, 2021, there has been an increase in property, plant and equipment as a result of the step acquisition of Beacon in May 2021 offset by deconsolidation of Pine bend and Noble Road and increase in construction of RNG generation facilities including, but not limited to Sunoma and Central Valley RNG dispensing facilities. The majority of these facilities, for which costs are in construction in progress as of December 31, 2021, are expected to be operational within the next year.

Depreciation expense on property, plant, and equipment in 2021, 2020 and 2019 was $9,501, $7,595 and $7,241, respectively. Property, plant, and equipment was reduced by $4,234, and $8,246 at December 31, 2021 and 2020, respectively, due to U.S. Treasury grants received in prior years for the construction of renewable energy power plants.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

8. Intangible Assets, Net

Intangible assets, net, consisted of the following at December 31:

	December 31, 2021
	Cost	Accumulated Amortization	Net	Weighted Average Amortization Period (Months)
Power purchase agreements(1)	$8,999	$(6,986)	$2,013	217
Transmission/distribution interconnection(2)	1,600	(865)	735	181
CNG sales contract	807	(719)	88	120
Intellectual property	43	(18)	25	60
Total intangible assets	$11,449	$(8,588)	$2,861

____________

(1)      Includes $114 of accelerated amortization of the power purchase agreement associated with the renewable power generating facility to be abandoned in June 2023.

(2)      The transmission/distribution interconnection represents an interconnector for one of the Company’s LFG recovery facilities. The interconnection construction was initially funded by a municipality. The Company is scheduled to repay the funding for the construction through April 1, 2023.

	December 31, 2020
	Cost	Accumulated Amortization	Net	Weighted Average Amortization Period (Months)
Power purchase agreements	$8,999	$(6,602)	$2,397	217
Transmission/distribution interconnection	1,600	(760)	$840	181
CNG sales contract	807	(639)	$168	120
Intellectual property	43	(11)	$32	60
Total intangible assets	$11,449	$(8,012)	$3,437

Amortization expense for 2021, 2020 and 2019 was $577, $555, and $613, respectively. At December 31, 2021, estimated future amortization expense for intangible assets is as follows:

Year ending December 31,
2022	$793
2023	465
2024	275
2025	266
2026	238
Thereafter	824
$2,861

9. Goodwill

The following table summarizes the changes in goodwill by reporting segment from the beginning of the period to the end of the period:

	RNG Fuel Supply	Fuel station service	Total
Balance December 31, 2019	$—	$3,453	$3,453
Balance December 31, 2020	—	3,453	3,453
Net additions during the year(1)	51,155	—	$51,155
Balance December 31, 2021	$51,155	$3,453	$54,608

____________

(1)      Addition relates to the step acquisition of Beacon. See Note 5, Acquisition, for additional information.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

10. Borrowings

The following table summarizes the borrowings under the various debt facilities as of December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020
Senior secured credit facility, term loan	$73,869	$78,770
Less: Unamortized debt issuance costs	(724)	(1,614)
Less: current portion	(73,145)	(4,900)
Senior secured credit facility, term loan, net of debt issuance costs	—	72,256
Senior secured credit facility, working capital facility	7,500	12,682
Less: current portion	(7,500)	(5,182)
Senior secured credit facility, working capital facility	—	7,500
TruStar revolver credit facility	—	10,000
Less: current portion	—	—
TruStar revolver credit facility	—	10,000
Sunoma loan	17,524	1,089
Less: Unamortized debt issuance costs	(569)	(619)
Less: current portion	(756)	—
Sunoma loan, net of debt issuance costs	16,199	470
OPAL term loan	75,000	—
Less: Unamortized debt discount and debt issuance costs	(2,485)	—
Less: current portion	(13,425)	—
OPAL term loan, net of debt discount and debt issuance costs	59,090	—
Convertible note payable	58,710	—
Less: current portion	—	—
Convertible note payable	58,710	—
Municipality loan	278	472
Less: current portion	(194)	(194)
Municipality loan	84	278
Non-current borrowings total	$134,083	$90,504

As of December 31, 2021, principal maturities of debt are expected as follows, excluding any subsequent refinancing transactions. The below table excludes the outstanding debt of $17,524 under the Sunoma loan was not converted from a construction loan into a term loan with a duration of 11 years:

	Senior secured credit facility	OPAL term loan	Convertible note payable	Municipality loan	Total
2022	$81,369	13,425	—	$194	$94,988
2023	—	16,110	—	84	16,194
2024	—	16,110	—	—	16,110
2025	—	29,355	58,710	—	88,065
	$81,369	$75,000	$58,710	$278	$215,357

Senior secured credit facility

On September 21, 2015, Fortistar Methane 3 LLC ( the “FM3) , a wholly-owned subsidiary of OPAL, entered into a senior secured credit facility as a borrower and Investec Bank PLC and MUFG Union Bank N.A., as joint lead arranger and book runners and CoBank ACB as documentation agent and LC issuing bank, which provides for an aggregate principal amount of $150.0 million, which consists of (i) a term loan of $125,000 ( “Term Facility Loan”)

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

10. Borrowings (cont.)

and a (ii) working capital letter of credit facility (“Working Capital Facility”) of up to $19,000 and a (iii) Debt service reserve and liquidity facility ( Debt Reserve and Liquidity Facility”) of up to $6,000. The Company paid $14,300 to the lenders in connection with the transaction.

The borrowings under the Senior Secured Credit Facility bear an interest rate of a fixed margin plus LIBOR for the relevant interest period. The fixed margin is 2.75% for the first four years and 3.0% until October 8, 2021 and 3.25% thereafter. Pursuant to the terms of facility, FM3 is required to repay 1% of the outstanding debt under the Term Loan Facility amounting to $1,250 on a quarterly basis which is then adjusted based on available cash and a target debt balance that declines each quarter. The Working Capital Facility contains a provision whereby the Company is obligated to reduce the amount borrowed to $7,500 or less for a period of ten consecutive business days annually. As of December 31, 2021, the total amount outstanding under the Working Capital Facility was $7,500. Additionally, the Company pays commitment fee of 0.75% on unused portion of the facility.

On October 8, 2021, the Company entered into the Amendment to Second Amended and Restated Credit Agreement (the “Amendment”) which extended the maturity date of the credit facility that supports the Renewable Power business to December 20, 2022. In addition, the minimum required debt service coverage ratio was reduced from 1.1 to 1.0 and the calculation of the Cash Flows Available for Debt Service was amended to exclude the proceeds of working capital loans deposited into the operating account going forward. Additionally, the Company is not allowed to make any distributions or restricted payments. In exchange for these accommodations, the Company agreed to repay $5,182 as a permanent reduction of the Working Capital Facility and to increase the interest rate on the credit facility by 25 basis points.

At December 31, 2021 and December 31, 2020, the Company had outstanding letters of credit that support obligations of the Company and its subsidiaries of $7,823 and $8,552, respectively. The Senior Secured Credit Facility is collateralized by substantially all the assets of FM3 and assignment of FM3’s rights, title and interests in PSAs and landfill gas rights agreements.

The debt agreement contains certain warranties and financial covenants including but not limited to debt service coverage ratio to be less than 1.0 and restrictions on distributions and additional indebtedness. The lenders only have recourse to the assets of FM3. For the years ended December 31, 2021 and 2020, FM3 was in compliance with all debt covenants.

Patronage dividends

The Company is eligible to receive annual patronage dividends from one of its lenders, Cobank ACB under a profit sharing program made available to the borrowers. The Company accrued patronage dividend based on an estimated percentage of its weighted average debt balance for the year. For the years ended December 31, 2021, 2020 and 2019 the Company received cash dividend of $139, $136 and $131 which was recorded as a credit to interest expense in the consolidated statements of operations. Additionally, the Company received $489 as equity in Cobank SCB which will be redeemed for cash beginning 2024. The Company recorded $489 as other income in the consolidated statement of operations for the year ended December 31, 2021 and a correspond long-term asset on its balance sheet as of December 31, 2021.

TruStar revolver credit facility

On September 27, 2021, TruStar, a wholly-owned subsidiary of the Company renewed the existing revolving credit arrangement with JP Morgan Chase Bank, N.A., for an aggregate amount of $10,000. This revolver credit facility was secured by marketable securities pledged by the Ultimate Parent. In the fourth quarter of 2021, the outstanding balance under this credit facility was fully repaid and the revolver credit facility was cancelled.

The amounts outstanding under this credit facility had an interest rate of 1.0% plus one month LIBOR.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

10. Borrowings (cont.)

Sunoma loan

On August 27, 2020, Sunoma Renewable Biofuel LLC (“Sunoma”), a wholly-owned subsidiary of the Company entered into a debt agreement with Live Oak Banking Company ( “Lender”) for an aggregate principal amount of $20,000. Sunoma paid $600 as fees to the Lender. The loan matures on April 27, 2022 and bears interest at the greater of Prime plus 3.50%, or 7.75%.

The amounts outstanding under the Sunoma loan agreement are secured by the assets of Sunoma.

The Sunoma loan agreement contains certain financial covenants which require Sunoma to maintain (i) Maximum debt to worth ratio cannot exceed 5 to 1 (ii) the minimum current ratio cannot be less than 1.0 (iii) minimum debt service coverage ratio of trailing four quarters cannot be less than 1.25. These covenants apply after the construction is complete and the facility meets certain predetermined operational standards and documentation criteria and the loan converts to a term loan which is expected to be in third quarter of 2022. Additionally, the Company received a waiver from compliance of certain non financial covenants.

At maturity, the loan outstanding under the Sunoma loan agreement is convertible to a permanent loan guaranteed by the United States Department of Agriculture (“USDA”). The Permanent USDA loan will consist of an 11-year term and bear interest at the then-current 10-year LIBOR Swap rate plus 5.45%, fixed for the term of the loan. The floor rate of the USDA loan will be equal to 6.75%. The Permanent USDA loan will be secured by the assets of Sunoma Renewable Biofuel, LLC. The accrued interest is payable after the conversion to a permanent loan.

The significant assets of Sunoma are parenthesized in the consolidated balance sheets as December 31, 2021 and December 31, 2020. Refer to Note 16 Variable Interest Entities for additional information.

OPAL term loan

On October 22, 2021, the Company executed a Term Loan at a newly formed entity, OPAL Fuels Intermediate Holding Company LLC (“OPAL Intermediate Holdco”) as the borrower and Bank of America N.A., Customers Bank, Citi Bank N.A., Barclays Bank PLC as lenders (“Lenders”), Bank of America as administrative agent and Customers Bank as Syndication Agent, which permitted borrowings of up to $125,000. Of the 125,000, the Company had $90,000 available for borrowing upon closing and the remaining $35,000 to be made available as three more RNG facilities become operational. The facility is secured by a pledge in the equity interest of the following subsidiaries of the Company at the time the loan was executed: Beacon Holdco LLC, OPAL Environmental Credit Marketing LLC, TruStar Energy LLC, and OPAL Fuels Services LLC along with cash bank accounts and a security interest in the Company’s environmental credits. A portion of the proceeds of this loan were used to pay off the outstanding balance under the Trustar revolver credit facility and the remainder will be used for general corporate purposes, including investments in RNG projects being developed by the Company.

Pursuant to the above, the Company borrowed $75,000 in October 2021 and an another $15,000 in February 2022 pursuant to an amendment allowing the Company to drawdown later than the original commitment date. The loan matures April 22, 2025 and bears interest at 3.0% plus LIBOR. Pursuant to the terms of the facility, OPAL Intermediate Holdco is required to repay 1.79% or $1,342 per month beginning March 2022 and an additional $700 per month beginning September 2022.

The OPAL term loan contains certain financial covenants which require OPAL Intermediate Holdco to maintain a (i) minimum liquidity of $15.0 million until March 31, 2022 and $10.0 million thereafter and (ii) leverage ratio not to exceed 4 to 1. As of December 31, 2021, the Company is in compliance with the financial covenants under this debt facility. Additionally, the debt agreement contains certain customary warranties and representations including but not limited to restrictions on distributions and additional indebtedness.

Municipality loan

FM3 entered into a loan agreement for the construction of an interconnection that was initially funded by the municipality. The Company is scheduled to make payments to a municipality of the amount of $1,600 plus interest at a fixed annual rate of 3.00% through April 1, 2023.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

10. Borrowings (cont.)

Loan from Affiliate and Line of Credit from Affiliate

In June 2015, the Ultimate Parent made a $5,000 loan to the Company with an annual interest rate of 10% compounded monthly. This loan, which had an original maturity date of June 26, 2016, was subsequently renewed annually. As of December 31, 2019, the full amount of this loan was outstanding. On December 31, 2020, the outstanding loan balance of $5,000 was assigned to the Ultimate Parent and the assignment of this loan to the related party was accounted for as a capital contribution to the Company.

In April 2017, the Ultimate Parent extended a $5,000 revolving line of credit to the Company for general working capital. This loan, which had an original maturity date of September 9, 2018, was subsequently renewed annually by the affiliate. Borrowings under the line of credit bore interest at an annual rate of 10% compounded monthly. Additional drawings under this credit line were available once per month in minimum amounts of $250. The credit line included a commitment fee of 2% on the loan amount and interest of 1% on the undrawn amount, due quarterly. As of December 31, 2019, the full amount of this line of credit was outstanding. On December 31, 2020, the outstanding line of credit amount of $5,000 was assigned to the Parent and the assignment of this loan to the related party was accounted for as a capital contribution to the Company.

Interest rates

2021

For the year ended December 31, 2021, the interest rate on Senior Secured Facility included a margin plus LIBOR and commitment fees of 0.75% on unused portion of the Working Capital Facility. The weighted average effective interest rate including the amortization of debt issuance costs for this period was 3.00%.

For the year ended December 31, 2021, the interest rate on TruStar Revolver Credit Facility including a margin plus LIBOR was 1.52%.

For the year ended December 31, 2021, the paid-in-kind interest rate on Convertible note payable was 8%. The change in fair value of the Note recorded as interest expense between May 1, 2021 and December 31, 2021 was $3,300.

For the year end December 31, 2021, the interest rate on OPAL term loan was 4% and commitment fees of 0.5% on the undrawn portion of the facility. The weighted average effective interest rate including the amortization of debt issuance costs for this period was 4.9%.

For the year ended December 31, 2021, the weighted average effective interest rate on the Sunoma Credit Facility was 7.75%.

For the year ended December 31, 2021, the weighted average interest rate on Municipality Loan was 3.0%.

2020

For the year ended December 31, 2020, the interest rate on Senior Secured Facility included a margin plus LIBOR and commitment fees of 0.75% on unused portion of the Working Capital Facility. The weighted average effective interest rate including the amortization of debt issuance costs for this period was 3.25%.

For the year ended December 31, 2020, the interest rate on TruStar Revolver Credit Facility including a margin plus LIBOR was 2.1%.

For the year ended December 31, 2020, the weighted average effective interest rate on the Sunoma Credit Facility was 7.75%.

For the year ended December 31, 2020, the weighted average interest rate on Municipality Loan was 3.0%.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

10. Borrowings (cont.)

For the year ended December 31, 2020, the weighted average interest rate on Line of Credit and Loan from Affiliate was 10%.

2019

For the year ended December 31, 2019, the interest rate on Senior Secured Facility included a margin plus LIBOR and commitment fees of 0.75 % on unused portion of the Working Capital Facility. The weighted average effective interest rate including the amortization of debt issuance costs for this period was 4.94%.

For the year ended December 31, 2019, the interest rate on TruStar Revolver Credit Facility including a margin plus LIBOR was 2.1%.

For the year ended December 31, 2019, the weighted average interest rate on Municipality Loan was 3.0%.

For the year ended December 31, 2019, the weighted average interest rate on Line of Credit and Loan from Affiliate was 10%.

The following table summarizes the Company’s total interest and financing expense, net for

	Fiscal Years Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Senior secured facility	$2,777	$3,655	$5,074
Municipality loan	10	17	21
Trustar revolver credit facility	111	166	351
Convertible note payable	3,300	—	800
OPAL term loan	617	—	—
Line of credit/Loan from Affiliate	—	1,010	—
Commitment fees and other finance fees	835	962	965
Amortization of debt issuance costs	1,086	860	820
Interest income	(769)	(15)	(5)
Total interest expense	$7,467	$6,655	$8,026

____________

(1)      Interest expense on Senior secured facility is presented net of patronage dividends received of $628, $136 and $131 for the years ended December 31, 2021, 2020 and 2019, respectively.

11. Leases

During 2018, the Company renewed a lease for office and warehouse space that became effective upon the termination of the original lease term on January 31, 2018. The term of the lease renewal was thirty-six months and contained an option to renew for an additional twenty-four months. In September 2020, the Company exercised this option. In addition, the Company maintains a fleet of vehicles under lease with terms ranging from forty-eight to sixty months and with lease expiration dates ranging from April 2021 to February 2025.

Future minimum lease payments are as follows:

December 31, 2021
2022	$690
2023	283
2024	163
2025	55
$1,191

The Company incurred rent expense of $1,098, $1,242 and $1,464, in 2021, 2020 and 2019, respectively.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

12. Derivative Financial Instruments

Interest rate swaps

The Company has various interest rate swap agreements, including swaps entered into in early 2020. The average annual fixed rate ranges from 2.38% in 2020 to 2.50% in 2022. These transactions involved the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. The Company has accounted for these instruments as economic hedges and has included changes in their fair market value in the consolidated statements of operations.

The location and amounts of derivatives fair values in the balance sheet are:

December 31,	Fair Value		Location of Fair Value Recognized in Balance Sheet
	2021	2020
Derivatives designated as economic hedges
Current portion of interest rate swaps	$(992)	$(1,689)	Derivative financial liability, current portion
Interest rate swaps, net of current portion	—	(1,096)	Derivative financial liability, non-current portion
	$(992)	$(2,785)

The effect of interest rate swaps on our consolidated statement of operations was:

December 31,	(Loss) Gain Recognized in Operations from interest rate swaps			Location of (Loss) Gain Recognized in Operations from Derivatives
	2021	2020	2019
Interest rate swaps	$1,793	$(1,050)	$(1,876)	Change in value of derivative financial instruments
Net periodic settlements	(1,694)	(1,147)	185	Change in value of derivative financial instruments
	$99	$(2,197)	$(1,691)

Company may be exposed to credit risk on any of the derivative financial instruments that are in an asset position. Credit risk relates to the risk of loss that the Company would incur because of non-performance by counterparties pursuant to the terms of their contractual obligations. To mitigate this risk, management monitors counterparty credit exposure on an annual basis, and the necessary credit adjustments have been reflected in the fair value of financial derivative instruments. There are no credit-risk-related contingent features that could be triggered in derivative financial instruments that are in a liability position.

The Company enters into interest rate swap contracts with counterparties that allow for net settlement of derivative assets and derivative liabilities. The Company has made an accounting policy election to offset recognized amounts relating to these interest swaps within the consolidated balance sheets. The following tables summarize the fair value of derivative instruments on the Company’s consolidated balance sheets and the effect of netting arrangements and collateral on its financial position:

	Gross Amounts of Recognized Assets/ (Liabilities)	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets/(Liabilities) Presented in the Consolidated Balance Sheet
December 31, 2021
Interest rate swap liability	$(992)	$—	$(992)
December 31, 2020
Interest rate swap liability	$(2,785)	$—	$(2,785)

There were no collateral balances with counterparties outstanding as of the period-end dates.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

12. Derivative Financial Instruments (cont.)

Commodity swap contracts

The Company utilizes commodity swap contracts to hedge against the unfavorable price fluctuations in market prices of electricity. The Company does not apply hedge accounting to these contracts. As such, unrealized and realized gain (loss) is recognized as component of Renewable Power Revenues in the consolidated statement of operations and Derivative financial asset — current and non-current in the consolidated balance sheets. These are considered to be Level 2 instruments in the fair value hierarchy. By using commodity swaps, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counter party to perform under the terms of the swap contract. When the fair value of the swap contract is positive, the counter party owes the Company creating a credit risk. The Company manages the credit risk by entering into contracts with financially sound counter parties. To mitigate this risk, management monitors counterparty credit exposure on an annual basis, and the necessary credit adjustments have been reflected in the fair value of financial derivative instruments. When the fair value of the swap contract is negative, the Company owes the counter party creating a market risk that the market price is higher the contract price causing loss of higher revenues.

In December 2018, the Company signed an amendment that converted an existing PPA into a commodity swap contract to allow the Company flexibility to sell the capacity separately and schedule sale of electricity to independent third parties. Post the amendment, the Company agreed to net settle the contract in cash on a monthly basis based on the difference between the contract price and market price. The contract has a default minimum of 34,554 Mwh per year. Additionally, the Company entered into an ISDA agreement with a counter party in November 2019. Pursuant to the agreement, the Company entered into swaps with contract prices ranging between $35.75 and $51.25 per Mwh.

The following table summarizes the commodity swaps in place as of December 31, 2021 and 2020:

Trade date	Period From	Period to	Notional quantity per year (“Mwh”)	Average Contract price (per Mwh)
December 14, 2018	January 1, 2019	September 30, 2022	34,554	$66.12
November 22, 2019	January 1, 2020	December 31, 2021	43,860	$35.75
October 28, 2021	November 1, 2021	December 31, 2022	30,660	$48.75
December 27, 2021	January 1, 2022	December 31, 2022	26,280	$50.75

The effect of commodity swaps on the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019.

Derivatives not designated as hedging instruments	Location of (loss) gain recognized	Fiscal Years Ended December 31,
		2021	2020	2019
			(Restated)(1)	(Restated)(1)
Commodity swaps – realized (loss) gain	Renewable Power Revenues	$(22)	$1,383	$1,129
Commodity swaps – unrealized (loss)	Renewable Power Revenues	(1,148)	(1,176)	(373)
Total realized and unrealized(loss) gain	Renewable Power Revenues	$(1,170)	$207	$756

____________

(1)      The Revenues for the years ended December 31, 2020 and 2019 were restated to record unrealized loss of $1,176 and $373, respectively. Please see Note 2 Restatement of financial statements for additional information.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

12. Derivative Financial Instruments (cont.)

The following table shows the derivative assets and liabilities related to commodity swaps as of December 31, 2021 and 2020:

	Fair Value		Location of Fair Value Recognized in Balance Sheet
December 31,	2021	2020
Derivatives designated as economic hedges
Current portion of unrealized gain on commodity swaps	$382	$810	Derivative financial asset – current portion
Unrealized gain on commodity swaps, net of current portion	—	719	Derivative financial asset – non-current
	$382	$1,529

13. Related Parties

Related parties are represented by our Ultimate Parent and other affiliates, subsidiaries and other entities under common control with the Ultimate Parent.

Capital contributions and distribution from and to members

During the years ended December 31, 2021, 2020 and 2019, the Company received contributions from its Ultimate Parent of $7,531, $15,128 and $30,057, respectively. Additionally, the Company made distributions to its Ultimate Parent of $3,695, $852 and $404 for the years ended December 31, 2021, 2020 and 2019.

Sale of non-controlling interests to Related Parties

During the year ended December 31, 2021, the Company sold non-controlling interests in four RNG projects to Hillman for total proceeds of $30,000. On November 29, 2021, as part of an exchange agreement (“Hillman exchange”), the Company issued 14 newly authorized common units and 300,000 Series A-1 preferred units to Hillman in return for Hillman’s non-controlling interest in four RNG project subsidiaries. Please see Note 18, Redeemable Preferred Units and Equity for additional information.

Purchase of investments from Related Parties

In August 2021, the Company acquired a 100% ownership interests in Reynolds RNG LLC (“Reynolds”), an RNG production facility for $12,020 which was funded with cash on hand. Reynolds held an equity investment of 1,570 Class B units in GREP BTB Holdings LLC (“GREP”) representing 20% interest for a cash consideration of $1,570 which owns 50% of BioTown Biogas LLC (“Biotown”), a power generation facility under development to convert to an RNG facility. The Reynolds transaction was an asset acquisition from an affiliate under common control and therefore the assets consisting of the its investment in GREP and the Note receivable (described below) were recorded at carryover basis. The Company accounts for its 20% equity investment in GREP under the equity method. The Company recorded a loss of $124 as its share of net loss for the year ended December 31, 2021 and reduced its investment in GREP as of December 31, 2021.

Equity commitment letters

During 2021 and 2020, the Ultimate Parent entered into three equity commitment agreements totaling $57,066 with third-party investors which established the amount of capital contributions to be made by these investors in four RNG projects being developed by the Company in exchange for which the third-party investor would acquire a specified ownership percentage in the RNG project. In conjunction with this, for the purpose of satisfying the

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

13. Related Parties (cont.)

Engineering, Procurement and Construction Agreements under which these RNG projects would be built, the Ultimate Parent issued three equity commitment letters to the contractor hired to construct these RNG projects. The equity commitments for Pine Bend and Noble Road have been fulfilled during 2021 and there is no outstanding commitment amounts on these projects as of December 31, 2021.

	Equity Commitment Letters	Amount distributed under the Equity commitment letters	Amount outstanding yet to be fulfilled
December 31, 2021
Noble Road RNG	$19,000	$19,000	$—
Pine Bend RNG	21,504	21,504	—
New River RNG	16,562	8,789	7,773
	$57,066	49,293	$7,773

Sales contracts with Related Parties

In June 2020, Trustar, a wholly-owned subsidiary of the Company contracted with Beacon to dispense Beacon’s RNG, generate and market the resulting RINs created on behalf of Beacon. The term of this contract is September 1, 2020 through October 31, 2030. The Company receives non-cash consideration in the form of RINs or LCFSs for providing these services and recognizes the RINs or LCFSs received as inventory based on their estimated fair value at contract inception. During the period from September 1, 2020 to December 31, 2020, the Company earned environmental processing fees of $428, net of intersegment elimination, under this agreement which are included in fuel station service revenues in the consolidated statements of operation. During 2021, the Company acquired the remaining interests in Beacon. Therefore, all environmental fees earned after May 1, 2021 is eliminated in the consolidated statements of operations. For the period between January 1 and April 30, 2021, the company earned environmental processing fees of $632, net of intersegment elimination.

Service agreements with Related Parties

In 2020, Trustar and FM3, two wholly-owned subsidiaries of the Company had two management service agreements with the Ultimate Parent to provide for management, operations and maintenance services. The agreement provided for a pass-through of the actual costs incurred.

On December 31, 2020, the Company terminated the above two agreements and signed a new management, operations, and maintenance services agreement (“Administrative services agreement”) with the Ultimate Parent, pursuant to which the Ultimate Parent provides management, operations, and maintenance services to the Company. The agreement expires on December 31, 2023, unless the termination occurs earlier due to dissolution of the Company or terminated by the Company’s secured lenders in certain circumstances. The agreement provides for a pass-through of actual costs incurred and a fixed annual payment of $580,000 per year adjusted annually for inflation.

In June 2021, the company entered into an management services agreement with Costar Partners LLC (“Costar”), an affiliate of the Ultimate Parent. As per the agreement, Costar provides IT support services, software use, licensing services, management of third party infrastructure and security services and additional IT services as needed by the Company. The agreement provides for Costar to be compensated based on actual costs incurred and licensing fees per user for certain software applications. The agreement expires in June 2024 unless the termination occurs earlier due to dissolution of the Company or terminated by the Company’s secured lenders in certain circumstances.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

13. Related Parties (cont.)

The following table summarizes the various fees recorded under the agreements described above which are included in our Selling, general administrative expenses:

	Fiscal Years Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Staffing and management services	$8,393	$5,866	$6,091
IT services	1,497	—	—
Managements services	—	557	1,354
Guaranty fees	431	269	269
Interest	—	419	403
Environmental processing fees	632	428	—
Total	$10,953	$7,539	$8,117

For the years ended December 31, 2021 and December 31, 2020 the company had accounts payable, related party in the amounts of $166 and $1,579, respectively. As of December 31, 2021, the Company recorded $676 payable to Costar as part of accrued expenses in its consolidated balance sheet

14. Benefit Plan

The Company maintains a qualified 401(k) benefit plan (the “Plan”) covering substantially all its employees who meet the eligibility requirements. All employees are eligible to participate in the Plan starting with the first day of the month following three months of service. Eligible employees may contribute up to 50% of their compensation on a pre-tax basis to the Plan, up to statutory limits. The Company matches 100% on the first 3% and 50% of the next 2% of eligible employees’ contributions. The Company’s contributions vest immediately. The Company’s contributions to the Plan were $374, $293 and $276 in 2021, 2020 and 2019, respectively.

15. Reportable Segments and Geographic Information

The Company is organized into six operating segments based on the characteristics of its Renewable Power generation and dispensing portfolio and the nature of other products and services:

•        Renewable Power 3 Portfolio.    The Renewable Power 3 (“RP3”) portfolio generates electricity through methane-rich landfills and digester gas collection systems primarily located in Southern California. RP3 sells renewable electricity to public utilities throughout the United States.

•        Renewable Power 4 Portfolio.    The Renewable Power 4 (“RP4”) portfolio generates electricity through methane-rich landfills and digester gas collection systems. RP4 sells renewable electricity to public utilities throughout the United States.

•        RNG Fuel Supply.    The RNG Fuel portfolio consists of the Company’s interests in Beacon, Noble Road, Sunoma, GREP and other RNG projects under construction. Beacon captures and converts methane gas to RNG from two landfills located in western Pennsylvania and sells the captured gas to public utilities and separately monetizes environmental attributes through sales to third parties. For the year ended December 31, 2020 and for the period from March 11, 2019 through December 31, 2019, the Company accounted for its interest in Beacon under the equity method of accounting. In May 2021, the Company acquired the remaining interests in Beacon and consolidated Beacon’s results for the period between May and December 31, 2021. The Company accounted for its interests in Pine Bend and Noble Road on a fully consolidated basis for the first nine months of 2021 and converted to equity method of accounting in December and November, 2021, respectively. The Company accounted for its interest in Sunoma on a consolidated basis for the year ended December 31, 2021. Please see note 17 Variable Interest Entities for additional information.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

15. Reportable Segments and Geographic Information (cont.)

•        RNG Fuel Dispensing.    The Company owns and operates CNG fueling stations that are strategically located to supply fuel to third-party vehicle fleets throughout the United States. CNG Fueling Operations also supplies CNG vehicle fuel to stations owned by third parties.

•        Fuel Construction Services.    The Company also provides design and construction services to third parties for vehicle fueling stations.

•        Fuel Station Services.    The Company also provides maintenance services to third-party owners of vehicle fueling stations.

The Co-Chief Executive Officers serve as the Company’s chief operating decision maker (“CODM”) and jointly manage the six operating segments based on regular reviews of the segment information presented below. This information is used by the CODM to evaluate the performance of each operating segment and allocate the Company’s resources among segments. The Company determined that each of the six operating segments meets the characteristics of a reportable segment in U.S. GAAP. The Company activities and assets that are not associated with the six reportable segments are summarized in the “Other” category below. These include corporate investment income, interest income and interest expense, income tax expense and other non-allocated costs.

With the exception of the Beacon Portfolio, segment disclosures are prepared on the same basis described in the summary of significant accounting policies. The CODM reviews the Beacon Portfolio segment based on its standalone, consolidated financial reports. As such, a reconciliation is provided below of the Beacon Portfolio segment information to the Company’s equity method accounting for its interest in Beacon under U.S. GAAP.

	Fiscal Years Ended
	December 31, 2021	December 31, 2020	December 31, 2019
		(Restated)(1)	(Restated)(1)
Revenues:
Renewable Power 3	$43,857	$45,922	$50,597
Renewable Power 4	3,460	4,579	4,563
RNG Fuel Supply	60,097	14,772	12,366
RNG Fuel Dispensing	30,385	11,545	8,977
Fuel Construction Services	33,385	40,567	43,449
Fuel Station Services	17,058	18,637	14,842
Other(2)	129	1,016	521
Intersegment	(8,066)	(4,293)	(3,247)
Equity Method Investment	(14,181)	(15,039)	(12,366)
	$166,124	$117,706	$119,702

____________

(1)      Revenues in Renewable Power 3 and RNG Fuel Dispensing segments have been restated. Please see Note 2 Restatement of financial statements for additional information.

(2)      Other includes revenues of Fortistar Contracting LLC.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

15. Reportable Segments and Geographic Information (cont.)

	Fiscal Years Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Interest and Financing Expense, Net:
Renewable Power 3	$3,595	$4,960	$6,325
Renewable Power 4	11	17	—
Other(1)	3,861	1,678	1,701
	$7,467	$6,655	$8,026

____________

(1)      Other includes interest expense associated with RNG Fuel Dispensing, Fuel Construction Services, and Fuel Station Services, as the Company does not maintain segment-level records for these balances.

	Fiscal Years Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Depreciation, Amortization, and Accretion:
Renewable Power 3	$5,630	$6,093	$6,265
Renewable Power 4	442	203	267
RNG Fuel Supply	3,306	3,112	2,369
RNG Fuel Dispensing	1,662	1,468	1,178
Fuel Construction Services	137	57	44
Fuel Station Services	408	393	181
Other(1)	128	124	96
Equity Method Investment	(1,060)	(3,112)	(2,369)
	$10,653	$8,338	$8,031

____________

(1)      Other includes amortization of intangible assets and depreciation expense not allocated to any segment.

	Fiscal Years Ended
	December 31, 2021	December 31, 2020	December 31, 2019
		(Restated)(1)	(Restated)(1)
Net Income (Loss):
Renewable Power 3	$(4,642)	$(26,447)	$(1,422)
Renewable Power 4	(2,603)	(754)	(3,261)
RNG Fuel Supply	55,402	(1,821)	(1,265)
RNG Fuel Dispensing	6,298	2,950	2,622
Fuel Construction Services	2,708	4,700	4,378
Fuel Station Services	4,441	4,723	3,367
Other(2)	(23,103)	(8,247)	(9,181)
Equity Method Investment	2,268	(475)	(487)
	$40,769	$(25,371)	$(5,249)

____________

(1)      Net loss for the Renewable Power 3 segment has been restated to record unrealized losses on commodity swap contracts. Please see Note 2 Restatement of financial statements for additional information.

(2)      Other includes Fortistar Contracting LLC as well as interest expense and selling, general and administrative expenses associated with RNG Fuel Dispensing, Fuel Construction Services, and Fuel Station Services, as the Company does not maintain segment-level records for these balances.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

15. Reportable Segments and Geographic Information (cont.)

	December 31, 2021	December 31, 2020
		(Restated)(1)
Total Assets:
Renewable Power 3	$40,901	$54,860
Renewable Power 4	2,827	3,116
RNG Fuel Supply	191,464	26,238
Other(2)	98,502	59,671
Equity Method Investment	47,150	25,573
	$380,844	$169,458

____________

(1)      The total assets for Renewable Power 3 as of December 31, 2020 have been restated to record Derivative financial asset — current and Derivative financial asset — non-current of $810 and $719, respectively. Please see Note 2, Restatement of Financial Statements for additional information.

(2)      Other includes total assets associated with Fortistar Contracting LLC, RNG Fuel Dispensing, Fuel Construction Services, and Fuel Station Services, as the Company does not maintain segment-level records for these balances.

	Fiscal Years Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Cash Paid for Purchases of Property, Plant and Equipment:
Renewable Power 3	$—	$29	$14
Renewable Power 4	—	123	23
RNG Fuel Supply	78,854	17,886	1,001
RNG Fuel Dispensing	10,792	6,902	4,431
	$89,646	$24,940	$5,469

Geographic Information:    The Company’s assets and revenue generating activities are domiciled in the United States.

16. Stock-Based Compensation

During the years ended December 31, 2020 and 2019, the Ultimate Parent granted certain equity-based awards to certain employees of the Company in the form of residual equity interests (“Profit interests”) in four wholly-owned subsidiaries of the Company. The Profit Interests do not have voting rights and shall participate in the income distributions when the subsidiaries achieve certain financial targets. These Profits Interests were restructured in December 2020, at which time they became based on a portion of the Ultimate Parent’s indirect ownership in the Company, rather than in the Ultimate Parent’s ownership interest in Company subsidiaries. There were no new residual equity interest grants during the year ended December 31, 2021.

During the years ended December 31, 2020 and 2019, the percentage of Profit Interests issued in the investment entities that were established to grant the incentive units ranged between 34%-37% in the four wholly-owned subsidiaries. These Profit Interests vest ratably over a period of five years from the grant date. In accordance with ASC 718 Compensation — Stock Compensation, the Profits Interests are valued at their fair value when issued and such fair value is expensed over the service vesting period.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

16. Stock-Based Compensation (cont.)

In accordance with ASC 718 “ Stock-compensation”, the expense for the above Profit Interests was amortized on a straight-line basis over the five year period. For the years ended December 31, 2021, 2020 and 2019, , the Company incurred compensation costs of $639, $510 and $315, respectively, which was recorded as a component of Selling, General and Administrative expenses within the consolidated statements of operations.

As of December 31, 2021, 46% of the Profit Interests issued vested and there were 54% of Profit Interests unvested. There were no forfeitures during the year ended December 31, 2021.

As of December 31, 2020, 25% of the Profit Interests issued vested and there were 75% of Profit Interests unvested. There were 0 forfeitures during the year ended December 31, 2020.

The future compensation to be recognized for the above grants as of December 31, 2021 is $1,731 and will be recognized the remaining vesting period which ranges from one to four years.

17. Variable Interest Entities

We determine whether we are the primary beneficiary of a VIE upon our initial involvement with the VIE and we reassess whether we are the primary beneficiary of a VIE on an ongoing basis. Our determination of whether we are the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires judgment. Our considerations in determining the VIE’s most significant activities and whether we have power to direct those activities include, but are not limited to, the VIE’s purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE’s initial design and the existence of explicit or implicit financial guarantees. If we are the party with the power over the most significant activities, we meet the “power” criteria of the primary beneficiary. If we do not have the power over the most significant activities or we determine that all significant decisions require consent of a third party, we do not meet the “power” criteria of the primary beneficiary.

We assess our variable interests in a VIE both individually and in aggregate to determine whether we have an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether our variable interest is significant to the VIE requires judgment. In determining the significance of our variable interest, we consider the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, our involvement in the VIE and our market-making activities related to the variable interests.

Our variable interests in each of our VIEs arise primarily from our ownership of membership interests, construction commitments, our provision of operating and maintenance services, and our provision of environmental credit processing services to VIEs.

During 2021, the Company held equity interests in six VIEs — Sunoma, Pine Bend, Noble Road, Emerald, Sapphire and Central Valley as the Company sold non-controlling interests ranging between 11% to 50% in each of these entities. The Company determined that each of these entities are VIEs and in its capacity as a managing member, the Company is the primary beneficiary. These entities do not have any employees and the Company conducts the operations under specific operations and maintenance contracts with third parties and other affiliates of the Company. The Company is deemed as a primary beneficiary based on two conditions

•        The Company, as a managing member, has the power to order the activities that significantly impact the economic performance of the four entities including establishment of strategic, operating and capital decisions for each of these entities;

•        The Company has the obligation to absorb the potential losses for the right to receive potential benefits, which could be significant to the VIE;

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

17. Variable Interest Entities (cont.)

As of December 31, 2021, there was no activity in Emerald and Sapphire.

In Pine Bend, and Noble Road, the Company had equity commitment letters that were not fully funded during the year 2021 which allowed for step funding as the construction progresses. As of December 31, 2021, the two entities were fully funded, are no longer thinly capitalized, and have sufficient equity at risk.These entities do not have any employees and the Company conducts the operations in these entities under specific operations and maintenance contracts with third parties and other affiliates of the Company. Therefore, the two entities did not meet the variable interest entities criteria under ASC 810, Consolidation. As the Company has the ability to exercise significant influence, but not control, over the two entities, they were accounted for under the equity method of accounting under ASC 323, Investments Equity Method and Joint Ventures. See Note 6, Investment in Other Entities for additional information.

During the third and fourth quarters of 2021, Hillman, a related party, invested $30,000 in the four VIEs mentioned above which represented non-controlling interests ranging between 11% to 50% in those entities. On November 29, 2021, the Company entered into an exchange agreement with Hillman whereby Hillman exchanged its ownership interests in the four RNG projects into 300,000 Series A-1 preferred units at a par value of $100 and 1.4% of the common units in the Company. On the date of the exchange, the Company reversed the book value of the non-controlling interests of $29,913 attributable to Hillman and recorded the fair value of the preferred units of $30,000 as Redeemable Preferred Units and $87 to member’s equity in the consolidated statement of changes in member’s equity for the fiscal year ended December 31, 2021.

Central Valley owns three RNG facilities which are currently under construction. In November 2021, the Company acquired 10% outstanding non-controlling interests in two entities directly owned by Central Valley from the joint venture partner for $9,456 and became 100% owner of the two entities. $5,000 of the total consideration has been paid in cash and the Company recorded the fair value of the contingent consideration of $4,456 as a component of Other long-term liabilities in its consolidated balance sheet as of December 31, 2021. As of December 31, 2021, the joint venture partner owns 10% of the third RNG facility owned by Central Valley. As a primary beneficiary, the Company consolidated Central Valley in accordance with the variable interest entity model guidance under ASC 810, Consolidation.

In 2020, the Company acquired a variable interest in Sunoma in a joint venture with a third party who does not have any equity at risk but participates in proportionate share of income or losses, which may be significant. Additionally, the assets in Sunoma are collateralized under the Sunoma loan, the proceeds of which are used for partial financing of the construction of the facility. Therefore, the significant assets and liabilities of Sunoma are parenthesized in the consolidated balance sheets as December 31, 2021 and December 31, 2020.

The following table summarizes the major consolidated balance sheet items for consolidated VIEs as of December 31, 2021 and 2020. The VIE information below is presented on an aggregate basis based on similar risk and reward characteristics and the nature of our involvement with the VIEs such as

•        All of the VIEs are RNG facilities under construction except Sunoma and they are reported under RNG fuel supply segment;

•        The nature of our interest in these entities is primarily equity based and therefore carry similar risk and reward characteristics;

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

17. Variable Interest Entities (cont.)

The amount of assets that can only be used to settle obligations of the VIEs, and the amount of VIE liabilities with lack of recourse against the Company’s general credit, are parenthesized in the consolidated balance sheets and are included in the asset totals listed in the table below.

	December 31,
	2021	2020
		(Restated)(1)
Assets
Current assets:
Cash and cash equivalents	$1,991	$5,088
Accounts receivable, net	40	—
Prepaid expenses and other current assets	113	—
Total current assets	2,144	5,088
Property, plant and equipment, net	27,794	18,834
Restricted cash	1,163	2,199
Total assets	31,101	26,121
Liabilities and equity (deficit)
Current liabilities:
Accounts payable	2,266	864
Sunoma loan – current portion	756	—
Accrued expenses	—	4,076
Total current liabilities	3,022	4,940
Sunoma loan, net of debt issuance costs	16,199	470
Total liabilities	$19,221	$5,410
Members’ equity
OPAL Fuels LLC – equity	10,692	14,356
Non controlling interest in subsidiaries	1,188	6,355
Total members’ equity	11,880	20,711
Total liabilities and members’ equity	$31,101	$26,121

____________

(1)      As described in Note 2, Restatement of Financial Statements to these consolidated financial statements, we have restated the consolidated financial statements for the year ended December 31, 2020 and 2019.

18. Redeemable Preferred Units and Equity

Conversion of membership interests

As described in Note 1, Description of Business and Note 3, Summary of Significant Accounting Policies, on November 29, 2021, the Company amended its LLCA which converted the outstanding membership interest into 986 common units without par value. The total 986 common units were held by the Parent. Upon the conversion of membership interest into common units, the Company presented the net income (loss) per unit on a retrospective basis for all periods presented in the consolidated financial statements.

Authorization and Issuance of Common Units and Preferred Units

Subsequently, on the same day and in contemplation of the proposed Business Combination with ArcLight, the Company authorized an additional 14 common units without par, and authorized 600,000 Series A-1 preferred units with par value of $100 and 2,000,000 Series A preferred units with par value of $100.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

18. Redeemable Preferred Units and Equity (cont.)

On November 29, 2021, as part of an exchange agreement (“Hillman exchange”), the Company issued the 14 newly authorized common units and 300,000 Series A-1 preferred units to Hillman in return for Hillman’s non-controlling interest in four RNG project subsidiaries.

On November 29, 2021, Mendocino Capital LLC (“NextEra”) subscribed for up to 1,000,000 Series A preferred units, which are issuable (in whole or in increments) at the Company’s discretion prior to June 30, 2022. As of December 31, 2021, no Series A preferred units were issued. In March 2022, the Company had drawn 250,000 units out of the 1,000,000 units subscribed to, for $25,000.

The following table summarizes the changes in the redeemable preferred units from the December 31, 2020 to December 31, 2021:

	Series A-1 preferred units	Series A preferred units
Balance December 31, 2020	$—	$—
Hillman exchange – 300,000 Series A-1 units issued	30,000	—
Paid-in-kind dividends on issued and outstanding units	210	—
Balance December 31, 2021	$30,210	$—

Terms of Redeemable Preferred Units

The Series A and Series A-1 preferred units (together the “Preferred Units”) have substantially the same terms and features which are listed below:

Voting:    The Series A-1 preferred units to Hillman do not have any voting rights. The Series A preferred units issued to NextEra have limited rights to prevent the Company from taking certain actions including (i) major issuances of new debt or equity (ii) executing transactions with affiliates which are not at arm-length basis (iii) major disposition of assets and (iv) major acquisition of assets outside of the Company’s primary business.

Dividends:    The Preferred Units are entitled to receive dividends at the rate of 8% per annum. Dividends begin accruing for each unit from the date of issuance and are payable each quarter end regardless of whether they are declared. The dividends are mandatory and cumulative. The Company is allowed to elect to issue additional Preferred Units ( paid-in-kind) in lieu of cash for the first eight dividend payment dates. The Company elected to pay the dividends to be paid-in-kind for the period November 29, 2021 to December 31, 2021 on Series A-1 preferred units. In the occurrence of certain events of default, the annual dividend rate increases to 12%. Additionally, the dividend rate increases by 2% for each unrelated uncured event of default up to a maximum of 20%.

Liquidation preference:    In the event of liquidation of the Company, each holder of a unit of Series A and Series A-1 is entitled to be paid on pro-rata basis the original issue price of $100 per unit plus any accrued and unpaid dividends out of the assets of the Company available for distribution after payment of the Company’s debt and liabilities and liquidation expenses, payments to holders of any senior units senior to the Preferred Units, of which none are existing as of December 31, 2021.

Redemption:    At any time after issuance, the Company may redeem the Redeemable preferred units for a price equal to original issue price of $100 per unit plus any accrued and unpaid dividends. Holders of the Preferred Units may redeem for an amount equal to original issue price of $100 per unit plus any accrued and unpaid dividends upon (i) occurrence of certain change in control event (ii) at the end of four years from the date of issuance, except the Preferred Units issued to Hillman can only be redeemed 30 days after the fourth year anniversary of the first issuance of Preferred Units to NextEra. The maturity date is determined to be the date at which the holder’s redemption option becomes exercisable as this is the date in which both the Company and the holder may redeem the preferred units. The maturity date could be as early as November 29, 2025 but no later than June 30, 2026, depending on when the Series A units to NextEra are issued as previously detailed herein.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

18. Redeemable Preferred Units and Equity (cont.)

Conversion:    Holder’s may elect to convert Preferred Units into common units in the limited chance that the Company fails to redeem the Preferred Units under an optional redemption, the annual dividend rate increases to 12% and is further increased to 14% after one year, and thereafter by 2% every 90 days up to a cap of 20%. The Company must also redeem all NextEra Series A preferred units on which the redemption option has been exercised prior to redeeming any Hillman Series A-1 preferred units. If elected, the holder may convert all or a portion of its Preferred Units into a number of common units equal to: (i) number of Preferred Units, multiplied by, (ii) $100 plus accrued and unpaid cash dividends, divided by, (iii) conversion price. The conversion price is equal to the value of the Company’s common units determined as follows, and reduced by a 20% discount if conversion occurs during the first year of delayed redemption, a 25% discount during the 2nd year, and a 30% discount thereafter:

1.      Using 20-day volume-weighted average price (“VWAP”) if common units are publicly traded

2.      Using 20-day VWAP of public company common shares if the common units are exchangeable into public company shares

3.      Otherwise the estimated proceeds to be received by the holder of a common unit if the net assets of the Company were sold at fair market value and distributed

The Company’s common units received by any holder upon conversion will be “paired” with an equivalent number of non-economic voting shares of the Company’s public registrant, as applicable.

Non-Controlling Interests

The following table discloses the effects of changes in the Company’s ownership interest in its subsidiaries on the Members’ equity:

	December 31,
	2021	2020	2019
		(Restated)(1)	(Restated)(1)
Net income (loss) attributable to OPAL Fuels LLC	$41,363	$(25,358)	$(5,249)
Transfers (to) from the non-controlling interest:
Increase (decrease) in OPAL Fuels LLC Member’s Equity for sale of non-controlling interest	(715)	1,834	—
Increase in OPAL Fuels LLC Member’s Equity for contributions from non-controlling interest	3,873	—	—
Decrease in OPAL Fuels LLC Member’s Equity for purchase of non-controlling interest(2)	(9,211)	—	—
Net transfers (to) from non-controlling interest	(6,053)	1,834	—
Change from net income attributable to OPAL Fuels LLC Member’s and transfers (to) from non-controlling interest	$35,310	$(23,524)	$(5,249)

____________

(1)      As described in Note 2 Restatement of Financial Statements to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 31, 2020 and 2019.

(2)      Includes $87 decrease in Members’ equity relating to the Hillman exchange and $9,124 relating to redemption of non-controlling interest in one RNG project.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

19. Net Income (Loss) Per Unit

On November 29, 2021, the Company amended and restated the limited liability agreement (“A&R LLCA”) to provide for the creation and issuance of multiple classes and series of units and admission of additional members to the Company in connection with the proposed business combination. Accordingly, the membership interests were converted to 1000 common units which include the 14 units issued to Hillman and authorizing 600,000 Series A-1 preferred units and 300,000 Series A preferred units. As of December 31, 2021, only 300,000 Series A preferred units are issued and outstanding. Upon the conversion of membership interests into units, the Company presented the net income (loss) per unit on a retrospective basis for all periods presented in the consolidated financial statements.

The Basic income (loss) per unit attributable to members of OPAL Fuels LLC for the years ended December 31, 2021,2020 and 2019 is computed by dividing the net income (loss) attributable to OPAL Fuels LLC by the weighted-average number of common units outstanding during the period. Diluted net income for the year ended December 31, 2021 does not include 300,000 Series A preferred units because the substantive contingency for conversion has not been met as of December 31, 2021.

	Fiscal Years Ended
	December 31, 2021	December 31, 2020	December 31, 2019
		(Restated)(1)	(Restated)(1)
Net income (loss) attributable to OPAL Fuels LLC	$41,363	$(25,358)	$(5,249)
Weighted average units – Basic	987	986	986
Weighted average units – Diluted	987	986	986
Basic net income (loss) per unit	$41,908	$(25,718)	$(5,324)
Diluted net income (loss) per unit	$41,908	$(25,718)	$(5,324)

20. Commitments and Contingencies

Letters of Credit

As of December 31, 2021 and 2020, the Company was required to maintain eight standby letters of credit totaling $9,023, and $8,552, respectively, to support obligations of Company subsidiaries. These letters of credit were issued in favor of a lender, utilities, a governmental agency, and an independent system operator under PPA electrical interconnection agreements, and in place of a debt service reserve. There have been no draws to date on these letters of credit.

Purchase Options

The Company has two contracts with customers to provide CNG for periods of seven and ten years, respectively. The customers have an option to terminate the contracts and purchase the Company’s CNG fueling station at the customers’ sites for a fixed amount that declines annually.

In July 2015, the Company entered into a 10-year fuel sales agreement with a customer that included the construction of a CNG fueling station owned and managed by the Company on the customer’s premises. At the end of the contract term, the customer has an option to purchase the CNG fueling station for a fixed amount. The cost of the CNG fueling station was recorded to plant and equipment and is being depreciated over the contract term.

Legal Matters

The Company is also involved in various claims arising in the normal course of business. Management believes that the outcome of these claims will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

OPAL FUELS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except unit and per unit data)

20. Commitments and Contingencies (cont.)

On December 10, 2021, the Company entered into a settlement agreement with the landfill owner of one of the Company’s RNG projects involving the timing of RIN royalty payments amounting to $10,951 as of October 31, 2021. As part of this agreement, the Company agree to pay the accrued and outstanding balance of royalty payments of $10,951 to the landfill owners and the landfill owner reimbursed the Company $6,253 as a reimbursement towards costs the Company previously incurred to purchase equipment at the landfill site. The Company recorded $4,740 as a reduction of the Property, plant and equipment which represents the net book value of the equipment and $1,513 as a reduction of Selling, general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2021. In addition, a new gas rights agreement was negotiated which is not subordinated to any debt service and under which RIN royalty payments would be made on a monthly basis going forward. As part of the settlement, the Company and GFL Renewables LLC have also entered into a new 50/50 joint venture through the formation of Emerald RNG LLC and Sapphire RNG LLC and this joint venture is planning to convert an existing electric facility into an RNG facility and build a new RNG facility, respectively.

On June 26, 2020, Richmond Energy LLC (“Richmond”) declared a Force Majeure event under its Power Purchase Agreement with Old Dominion Electric Cooperative (“ODEC”), dated as of November 3, 2010 (the “PPA”). The Force Majeure declaration stated that inspections of its Old Dominion landfill gas-to-electric facility (the “OD Facility”) under a scheduled maintenance outage revealed extensive damage to the engine generator sets. Richmond is currently undertaking significant capital expenditures, in cooperation with the landfill owner, to prepare the OD Facility to restart during calendar year 2022. On January 7, 2022, Richmond received an invoice and associated correspondence from ODEC asserting aggregated liquidated damages under the PPA for calendar years 2020 and 2021, reflecting the cover value of renewable energy certificates that would have been generated in those years, in the amount of $467,320.74. Richmond and ODEC entered into a settlement agreement whereby Richmond would pay ODEC the specified damages for calendar years 2020 and 2021, as well as those to be assessed for calendar year 2022 (“Settlement Agreement”). On February 8, 2022, Richmond paid ODEC $467,320.74 pursuant to the Settlement Agreement; liquidated damages for calendar year 2022, if any, will be assessed by ODEC during the first quarter of 2023.

The Company is engaged in a dispute with a municipality relating to the proceeds from a Section 1603 Treasury grant. The municipality has filed a claim for one-half of the proceeds, plus interest. While it is not possible to determine the outcome at this time, the Company could be liable for an amount ranging from $0 to $1,500 in this proceeding.

Environmental Matters

The Company is subject to certain environmental laws and regulations. In March 2020, the Company received an enforcement letter from a governmental agency pertaining to emissions exceedances at one of the Company’s facilities. In May 2021, the Company settled the issues raised in the enforcement letter via consent decree. The settlement includes a penalty of $750 payable in three installments over two years and requires the Company to install a sulfur treatment system. In December 2021, the consent decree was formally entered by the court and the Company recorded $325 to accrued expenses and other current liabilities and $325 as a component of other long term liabilities in the consolidated balance sheet. The Company believes its other operations comply, in all material respects, with applicable environmental laws and regulations.

Independent Auditor’s Report

Board of Directors and Members of Beacon RNG LLC

Beacon RNG LLC

White Plains, NY

Opinion

We have audited the consolidated financial statements of Beacon RNG LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of April 30, 2021, December 31, 2020 and December 31, 2019, and the related consolidated statement of operations, changes in members’ equity, and cash flows for the four-month period ended April 30, 2021 and for the year ended December 31, 2020 and for the period from March 11, 2019 (Inception) through December 31, 2019, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2021 and as of December 31, 2020 and December 31, 2019 and the results of its operations and its cash flows for the four-month period ended April 30, 2021 and for the year ended December 31, 2020 and for the period from March 11, 2019 (Inception) through December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter — Related Parties

As discussed in Note 7 “Ownership and Related Parties” to the consolidated financial statements, the Company has entered into significant transactions with Fortistar Beacon LLC, its managing member. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•        Exercise professional judgment and maintain professional skepticism throughout the audit.

•        Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•        Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, LLP

Stamford, Connecticut

April 15, 2022

BEACON RNG LLC
CONSOLIDATED BALANCE SHEETS
(In thousands of dollars)

As of April 30, 2021
Assets
Current Assets:
Cash	$1,874
Accounts receivable and accrued revenues	238
Prepaid Expense and other current assets	390
Total current assets	2,502
Property and equipment, net	56,119
Restricted cash	1,208
Capital spares	166
Total assets	$59,995
Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued expenses	$1,805
Accrued royalties	4,196
Total current liabilities	6,001
Asset retirement obligation	279
Total liabilities	6,280
Commitments and Contingencies (Note 8)
Members’ equity:
Members’ capital	50,487
Retained Earnings	3,228
Total members’ equity	53,715
Total liabilities and members’ equity	$59,995

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of dollars)

Four Months Ended April 30, 2021
Operating revenue
Renewable gas sales	$1,137
RIN sales	12,101
Transportation sales	74
Total operating revenue	13,312
Operating expenses
Operations	5,937
Repairs and maintenance	460
Environmental credit processing services	1,134
General and administrative	317
Depreciation	1,049
Asset retirement obligation accretion	11
Insurance	139
Total operating expenses	9,047
Other income
Other	1,134
Net Income	$5,399

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
(In thousands of dollars)

	ARCC Beacon LLC	Fortistar Beacon LLC	Total
Balance, December 31, 2020	$32,208	$25,573	$57,781
Distributions	(5,770)	(3,695)	(9,465)
Net Income	3,008	2,391	5,399
Balance, April 30, 2021	$29,446	$24,269	$53,715

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)

Four Months Ended April 30, 2021
Cash flows from operating activities:
Net Income	$5,399
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	1,049
Accretion of asset retirement obligation	11
Change in assets and liabilities:
Accounts receivable and accrued revenues	16
Prepaid expense and other current assets	(71)
Accounts payable and accrued expenses	676
Accrued royalties	2,929
Net cash provided by operating activities	10,009
Cash flows from investing activities:
Purchase of plant and equipment	(346)
Purchase of capital spares inventory	(99)
Net Cash used in investing activities	(445)
Cash flows from financing activities:
Distributions to members	(9,465)
Net cash used in financing activities	(9,465)
Net increase in cash and restricted cash	99
Cash and restricted cash, beginning of period	2,983
Cash and restricted cash, end of period	$3,082

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

1.      Organization and Business

Beacon RNG LLC (the “Company”) was formed in January 2019 as a Delaware limited liability company. The Company owns two facilities in Pennsylvania that convert methane gas extracted from landfills to renewable natural gas (“RNG”) and then sells the RNG. The Company acquired the two facilities on March 11, 2019. Along with the two facilities, the Company acquired landfill gas rights, a gas sales agreement, and other agreements. The Company’s managing member is Fortistar Beacon LLC (“Managing Member”).

2.      Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Company and all other entities in which the Company has a controlling financial interest: Beacon RNG Acquisition LLC, Beacon Landfill Gas Holdings, LLC (“BLGH”), Greentree Landfill Gas Company, LLC (“Greentree”), and Imperial Landfill Gas Company, LLC (“Imperial”). Each RNG facility is owned by a separate limited liability company that is an indirect, wholly owned subsidiary of the Company. The Company’s consolidated financial statements include the assets and liabilities of these subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Risks and Uncertainties

In March 2020, the World Health Organization classified the Coronavirus Disease 2019 (“COVID-19”) a pandemic, and the President declared the COVID-19 outbreak a national emergency. Management considered the impact of COVID-19 on the assumptions and estimates used and determined that, because the Company was deemed to be an essential business by the U.S. government and incurred neither layoffs of personnel nor a decline in its customer base or business operations, there was no material adverse impact on the Company’s statement of position and results of operations for the four months ended April 30, 2021.

The future impact of the COVID-19 pandemic on the Company’s business will depend upon a number of factors, including, but no limited to, the duration and severity of the pandemic and its impact on the Company’s customers, all of which are uncertain and cannot be predicted. As of the date of the issuance of these financial statements, the extent to which the COVID-19 pandemic may impact the Company’s financial condition, liquidity, or results of operations is uncertain.

Cash

The Company periodically maintains cash in bank accounts more than the established limits insured by the Federal Deposit Insurance Corporation.

Restricted Cash

The Company’s restricted cash as of April 30, 2021 was $1.2 million. This certificate of deposit serves as collateral for a letter of credit issued by a financial institution on behalf of the Company. The letter of credit provides credit support for the Company relating to a gas transportation contract.

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

2.      Summary of Significant Accounting Policies (cont.)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent unconditional amounts due from the sale of RNG, gas transportation, and renewable identification numbers (“RINs”) and are recorded at the invoiced amount. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company’s allowance for doubtful accounts was zero at April 30, 2021.

Capital Spares

Capital spares consist primarily of replacement parts and components for the RNG facilities. These parts, which are vital to the continued operation of the facilities, are maintained on hand for emergency replacement. Capital spares are recorded at cost and expensed when placed into service as part of a routine maintenance project or capitalized when part of a plant improvement project.

Plant and Equipment

Plant and equipment are recorded at cost, except for the portion related to the acquisition and the asset retirement obligations, which are recorded at estimated fair value at the time of the acquisition. Direct costs incurred related to the construction of assets and renewals and betterments that materially extend the life of the assets are capitalized. Equipment overhauls and maintenance and repairs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the expected useful life of the asset. The estimated service lives of property and equipment is ten and twenty years. When plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation or amortization is removed, and a gain or loss is recognized in the consolidated statements of operations.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are costs related to the Company, which are due to vendors, for goods or services received or incurred as of April 30, 2021.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount that the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. There was no impairment for the period ended April 30, 2021.

Asset Retirement Obligation

The Company accounts for asset retirement obligations (“ARO”) in accordance with ASC 410, “Asset Retirement and Environmental Obligations,” that requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

2.      Summary of Significant Accounting Policies (cont.)

increase in the carrying amount of the related asset. The capitalized amount is depreciated over the estimated life of the RNG facility. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period. Revisions, if any, to the estimated timing of cash flows or to the original estimated undiscounted cost, if any, also result in an increase or decrease to the ARO and the related asset. Actual costs incurred upon settlement of the ARO will be charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company’s earnings in the period in which the settlement occurs.

At April 30, 2021, the Company estimated the value of its total asset retirement obligations to be $279 based on a projected future liability of $2,095. Changes in the asset retirement obligations were as follows for the periods ended April 30, 2021:

April 30, 2021
Beginning balance	$268
Accretion expense	11
Ending balance	$279

Revenue Recognition

During the period March 11, 2019 (inception) through August 31, 2020, RNG and environmental renewable identification numbers (“RIN”) sales were contracted with a third-party gas marketer. The two performance obligations of this contract were: (1) the Company delivered RNG produced from Greentree and Imperial to the gas marketer at certain specified locations, and (2) the gas marketer generated RINs from RNG produced from Greentree. The gas marketer accepted the RNG and was obligated to pay a certain fixed contract amount per unit of RNG delivered. RNG sales revenue was recorded by the Company at the point in time of delivery of RNG, which was simultaneous with the RNG production. In addition, the gas marketer paid the Company a portion of proceeds from the sale of RINs. Such RIN sales typically occurred several months after the RNG delivery and, so, the market value of such RIN sales varied. Accordingly, the Company recognized the RIN sales portion of revenue at the point in time when the gas marketer sold the RINs and advised the Company of the RINs sale price.

In June 2020, the Company contracted with Trustar Energy LLC (“Trustar”), a related party, to generate and market RINs from RNG produced by Company. The contract term is September 1, 2020, through October 31, 2030. Upon generation of environmental credits, the Company pays Trustar for environmental credit processing services in the form of non-cash RINs. The Company’s policy is to account for RINs as government incentives and, therefore, it does not allocate costs to the credits it generates. Accordingly, the Company does not capitalize these costs in inventory. In accordance with ASC 610-20, the Company accounts for its payment to Trustar as a transfer of non-financial assets. The Company expenses the costs of services provided by Trustar to environmental credit processing services in the consolidated statements of operations and, in addition, records an offsetting gain on the transfer of these RINs to other income.

The Company sells RIN credits to third parties that utilize these credits in order to comply with federal and state requirements. In accordance with ASC 606, revenue is recognized on these credits when there is an agreement in place to monetize the credits at the point in time when the credits are transferred to the third party.

The Company has agreements with two natural gas producers (“Producers”) to transport Producers’ natural gas using the Company’s RNG gathering system. The performance obligation is the delivery of Producers’ natural gas to an agreed upon delivery point on an interstate gas pipeline. The quantity of natural gas transported for the Producers

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

2.      Summary of Significant Accounting Policies (cont.)

is measured at a certain specified meter. The price is fixed at contracted rates and the Producers pay approximately 30 days after month-end. As such, transportation sales are recognized over time, using the output method to measure progress.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recurring Fair Value Measurements

The Company has cash, accounts receivable, and accounts payable for which the carrying value approximates fair value due to the short-term nature of these instruments.

Income Taxes

The Company and its subsidiaries are disregarded entities for federal income tax purposes and for certain states. As such, income taxes have not been provided for in the accompanying financial statements because income taxes are the responsibility of the partners.

Concentrations

For the four months ended April 30, 2021, one customer accounted for 92% of revenue. There were no individual customers which accounted for more than 10% of total Account Receivable as of April 30, 2021.

For the four months ended April 30, 2021, no vendors accounted for more than 10% of overall purchases. Six vendors accounted for 84% of the accounts payable and accrued expenses balance as of April 30, 2021.

The Company deposits its cash in high credit quality financial institutions located in the United States of America. Deposits with one financial institution exceeded federally insured limits as of April 30, 2021.

3.      Company Operations

RNG and RIN Sales Agreement

In September 2020, the Company commenced an arrangement with a gas marketer to sell only RNG. Under this arrangement, RNG is sold at the pipeline index price, less a fixed per MMBtu fee. In June 2020, the Company contracted with (“TruStar”), a related party, to generate and market RINs from RNG produced by Company starting with September 2020 operations. During April 2021, RNG and the share received from the gas marketer’s RIN sales under the new agreements were $1,137 for RNG sales and $12,101 for RIN sales.

During the four months ended April 30, 2021, the Company recorded $1,134 of environmental credit processing services to operating expenses and an offsetting gain on non-monetary RINs transferred to TruStar in payment for these services to other income within the statements of operations.

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

3.    Company Operations (cont.)

Gas Transportation Sales Agreement

The Company has agreements to transport counter-parties’ gas using the Company’s RNG gathering system and interconnection with an interstate pipeline for fixed fees per MMBtu. The agreements expire in 2020 and 2024 and have automatic extensions, month-to-month, unless terminated by either party. The Company uses some of this gas to support its operations. Transportation sales under these agreements for the four months ending April 30, 2021 was $74.

Landfill Gas Rights

The Company has two agreements with landfill owners whereby the Company obtains rights to the landfill gas in exchange for an amount per MMBtu of gas delivered at Imperial and a royalty based on the percentage of net RNG revenue at Greentree. Please see legal matters below for more information.

The Company has accrued $4,196 for these royalties as of April 30, 2021 which are included in the consolidated balance sheet. The Company has expensed $3,500 for these royalties as of April 30, 2021 which are included in the consolidated statements of operations under “Operations”.

Gas Transportation Fee

During the period ending April 30, 2021, the Company had seven agreements with the gas pipeline to transport RNG and blending gas at regulated tariff rates. Most of these contracts were year-to-year with 6 – to – 12-month termination notice provisions. Of the seven contracts remaining, three contracts were terminated in Q3 2021, two were extended until 2024 but with a reduction in contracted volumes starting in 2021, one contract’s term ends in 2032, and one contract’s term is indefinite.

Operations and Maintenance Agreements

The Company has two operations and maintenance agreements with third-party providers who provide operating services at the two facilities. These agreements were terminated July 2021 and work was moved in house. For the four months ended April 30, 2021, costs related to these contracts were $601 and are recorded in the consolidated statements of operations under “Operations”.

4.      Plant and Equipment

Plant and equipment consisted of the following:

April 2021
Equipment	$52,048
H2S removal system	5,117
Wellfield	1,921
Pipeline	1,828
Building	839
Greentree membranes	301
Asset retirement cost	217
Plant and equipment, gross	62,271
Less: accumulated depreciation	(6,530)
Construction-in-progress	378
Plant and equipment, net	$56,119

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

4.    Plant and Equipment (cont.)

At April 30, 2021, construction in progress consisted of costs related to the thermal oxidizer. The project was completed in December of 2021. Depreciation expense on plant and equipment for the period ending April 30, 2021 was $1,049.

5.      Ownership and Related Parties

The Company is owned 55.74% by ARCC Beacon LLC and 44.26% by the managing member Fortistar Beacon LLC. Distributions to the owners are made pro rata until such time as the owners have received both a threshold internal rate of return and a multiple of invested capital, after which time the Managing Member receives a priority distribution of 25% of distributable cash. On May 1 2021, the managing member purchased all the interest in the company. Please see subsequent events for more information.

The Company compensates and reimburses the Managing Member for all expenses actually and reasonably incurred by the Managing Member in connection with the management of the Company or its subsidiaries, with certain limits on management time charges (“Management Costs”). For the period ended April 30, 2021, the Company incurred $262 of Management Costs of which $218 was expensed in operations and $44 was capitalized in plant and equipment.

In June 2020, the Company contracted with (“TruStar”), a related party, to generate and market RINs from RNG produced by Company. The contract term is September 1, 2020, through October 31, 2030. Upon generation of environmental credits, the Company pays TruStar for environmental credit processing services in the form of non-cash RINs. The Company’s policy is to account for RINs as government incentives and, therefore, it does not allocate costs to the credits it generates. Accordingly, the Company does not capitalize these costs in inventory. In accordance with ASC 610-20, the Company accounts for its payment to TruStar as a transfer of non-financial assets. The Company expenses the costs of services provided by TruStar to environmental credit processing services in the consolidated statements of operations and, in addition, records an offsetting gain on the transfer of these RINs to other income.

6.      Commitment and Contingencies

Legal Matters

On December 10, 2021, the Company entered into a settlement agreement with the landfill owner of one of the Company’s RNG projects involving the timing of RIN royalty payments amounting to $10,951 as of October 31, 2021. As part of this agreement, the Company agreed to pay the accrued and outstanding balance of royalty payments of $10,951 to the landfill owners and the landfill owner reimbursed the Company $6,253 as a reimbursement towards costs the Company previously incurred to purchase equipment at the landfill site. The Company recorded $4,740 as a reduction of the Property, plant and equipment which represents the net book value of the equipment and $1,513 as a reduction of Selling, general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2021. In addition, a new gas rights agreement was negotiated which is not subordinated to any debt service and under which RIN royalty payments would be made on a monthly basis going forward. As part of the settlement, the Company and GFL Renewables LLC have also entered into a new 50/50 joint venture through the formation of Emerald RNG LLC and Sapphire RNG LLC and this joint venture is planning to convert an existing electric facility into an RNG facility and build a new RNG facility, respectively.

The Company is also involved in various claims arising in the normal course of business. Management believes that the outcome of these claims will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

7.      Subsequent Events

Effective May 1, 2021, the Managing Member purchased all the interests in the Company that it did not already own for $50,000, which was paid with a note that matures in five years but is convertible to equity in an indirect parent of the Managing Member under certain circumstances.

Subsequent events were considered through April 15, 2022, the date on which the Company’s consolidated financial statements were available to be issued, for events requiring recording or disclosure in the consolidated financial statements for the four months ended April 30, 2021.

BEACON RNG LLC
CONSOLIDATED BALANCE SHEETS
(In thousands of dollars)

	As of December 31,
	2020	2019
Assets
Current Assets:
Cash	$1,641	$3,116
Accounts receivable and accrued revenues	256	1,110
Prepaid Expense and other current assets	319	189
Total current assets	2,216	4,415
Restricted cash	1,343	1,198
Capital spares	67	29
Plant and equipment, net	56,822	58,845
Total assets	$60,448	$64,487
Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued expenses	$1,131	$1,356
Accounts payable – affiliate	—	25
Liability under gas sale agreements	—	1,829
Total current liabilities	1,131	3,210
Asset retirement obligation	268	239
Accrued royalties	1,268	259
Total liabilities	2,667	3,708
Members’ equity:
Members’ capital	59,952	61,878
Accumulated deficit	(2,171)	(1,099)
Total members’ equity	57,781	60,779
Total liabilities and members’ equity	$60,448	$64,487

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of dollars)

	Year Ended December 31, 2020	Period from March 11, 2019 (Inception) to December 31, 2019
Operating revenue
Renewable gas sales	$9,522	$9,465
RIN sales	3,450	313
Transportation sales	238	302
Gas sales agreement liability reduction	1,829	2,286
Total operating revenue	15,039	12,366
Operating expenses
Operations	9,729	7,520
Repairs and maintenance	1,979	1,591
Environmental credit processing services	773	—
General and administrative	977	783
Depreciation	3,112	2,369
Asset retirement obligation accretion	29	22
Insurance	299	167
Acquisition costs	—	1,013
Total operating expenses	16,898	13,465
Other income
Interest income	14	—
Other	773	—
Net loss	$(1,072)	$(1,099)

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
(In thousands of dollars)

	ARCC Beacon LLC	Fortistar Beacon LLC	Total
Balance, March 11, 2019 (inception)	$—	$—	$—
Contributions	35,000	27,791	62,791
Distributions	(509)	(404)	(913)
Net loss	(612)	(487)	(1,099)
Balance, December 31, 2019	33,879	26,900	60,779
Distributions	(1,074)	(852)	(1,926)
Net loss	(597)	(475)	(1,072)
Balance, December 31, 2020	$32,208	$25,573	$57,781

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	Year Ended December 31, 2020	Period from March 11, 2019 (Inception) to December 31, 2019
Cash flows from operating activities:
Net loss	$(1,072)	$(1,099)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Depreciation	3,112	2,369
Accretion of asset retirement obligation	29	22
Gas sales agreement liability reduction	(1,829)	(2,286)
Change in assets and liabilities:
Accounts receivable and accrued revenues	854	152
Prepaid expense and other current assets	(130)	(188)
Accounts payable and accrued expenses	(225)	53
Accounts payable – affiliate	(25)	25
Accrued royalties	1,009	259
Net cash provided by (used in) operating activities	1,723	(693)
Cash flows from investing activities:
Purchase of plant and equipment	(1,089)	(4,361)
Cash paid for Beacon Landfill Gas Holdings LLC acquisition, net of cash and restricted cash acquired	—	(52,481)
Purchase of capital spares inventory	(38)	(29)
Net Cash used in investing activities	(1,127)	(56,871)
Cash flows from financing activities:
Contributions from members	—	62,791
Distributions to members	(1,926)	(913)
Net cash (used in) provided by financing activities	(1,926)	61,878
Net (decrease) increase in cash and restricted cash	(1,330)	4,314
Cash and restricted cash, beginning of period	4,314	—
Cash and restricted cash, end of period	$2,984	$4,314

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

1.      Organization and Business

Beacon RNG LLC (the “Company”) was formed in January 2019 as a Delaware limited liability company. The Company owns two facilities in Pennsylvania that convert methane gas extracted from landfills to renewable natural gas (“RNG”) and then sells the RNG. The Company acquired the two facilities on March 11, 2019 (see Note 3). Along with the two facilities, the Company acquired landfill gas rights, a gas sales agreement, and other agreements. Prior to August 31, 2020, substantially all the Company’s revenues were generated from one customer contract (see Note 4). The Company’s managing member is Fortistar Beacon LLC (“Managing Member”).

2.      Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Company and all other entities in which the Company has a controlling financial interest: Beacon RNG Acquisition LLC, Beacon Landfill Gas Holdings, LLC (“BLGH”), Greentree Landfill Gas Company, LLC (“Greentree”), and Imperial Landfill Gas Company, LLC (“Imperial”). Each RNG facility is owned by a separate limited liability company that is an indirect, wholly owned subsidiary of the Company. The Company’s consolidated financial statements include the assets and liabilities of these subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. In accordance with Accounting Standards Codification (“ASC”) 805, the Company’s consolidated financial statements reflect the activities of the Company and its subsidiaries for the year ended December 31, 2020 and the period from March 11, 2019 (inception) to December 31, 2019.

Risks and Uncertainties

In March 2020, the World Health Organization classified the Coronavirus Disease 2019 (“COVID-19”) a pandemic, and the President declared the COVID-19 outbreak a national emergency. Management considered the impact of COVID-19 on the assumptions and estimates used and determined that, because the Company was deemed to be an essential business by the U.S. government and incurred neither layoffs of personnel nor a decline in its customer base or business operations, there was no material adverse impact on the Company’s statement of position and results of operations as of, and for the year ended, December 31, 2020.

The future impact of the COVID-19 pandemic on the Company’s business will depend upon a number of factors, including, but no limited to, the duration and severity of the pandemic and its impact on the Company’s customers, all of which are uncertain and cannot be predicted. As of the date of the issuance of these financial statements, the extent to which the COVID-19 pandemic may impact the Company’s financial condition, liquidity, or results of operations is uncertain.

Cash

The Company periodically maintains cash in bank accounts more than the established limits insured by the Federal Deposit Insurance Corporation.

Restricted Cash

The Company’s restricted cash includes a $1.2 million certificate of deposit which serves as collateral for a letter of credit issued by a financial institution on behalf of the Company. The letter of credit provides credit support for the Company relating to a gas transportation contract.

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

2.      Summary of Significant Accounting Policies (cont.)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent unconditional amounts due from the sale of RNG, gas transportation, and renewable identification numbers (“RINs”) and are recorded at the invoiced amount. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company’s allowance for doubtful accounts was zero at December 31, 2020 and 2019.

Capital Spares

Capital spares consist primarily of replacement parts and components for the RNG facilities. These parts, which are vital to the continued operation of the facilities, are maintained on hand for emergency replacement. Capital spares are recorded at cost and expensed when placed into service as part of a routine maintenance project or capitalized when part of a plant improvement project.

Plant and Equipment

Plant and equipment are recorded at cost, except for the portion related to the acquisition and the asset retirement obligations, which are recorded at estimated fair value at the time of the acquisition. Direct costs incurred related to the construction of assets and renewals and betterments that materially extend the life of the assets are capitalized. Equipment overhauls and maintenance and repairs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the expected useful life of the asset. The estimated service lives of property and equipment is ten and twenty years. When plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation or amortization is removed, and a gain or loss is recognized in the consolidated statements of operations.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are costs related to the Company, which are due to vendors, for goods or services received or incurred as of December 31, 2020 and 2019.

Liability Under Gas Sales Agreement

The liability under gas sales agreement is related to a gas sales agreement, obtained at acquisition of the RNG facilities, pursuant to which the Company sells RNG. This intangible liability was amortized using the straight-line method over an 18-month contract period and was fully amortized as of December 31, 2020. Amortization related to this intangible liability is included in gas sales agreement liability reduction in the consolidated statements of operations.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount that the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. There was no impairment for the year ended December 31, 2020 and for the period from March 11, 2019 (inception) to December 31, 2019.

Asset Retirement Obligation

The Company accounts for asset retirement obligations (“ARO”) in accordance with ASC 410, “Asset Retirement and Environmental Obligations,” that requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

2.      Summary of Significant Accounting Policies (cont.)

be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depreciated over the estimated life of the RNG facility. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period. Revisions, if any, to the estimated timing of cash flows or to the original estimated undiscounted cost, if any, also result in an increase or decrease to the ARO and the related asset. Actual costs incurred upon settlement of the ARO will be charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company’s earnings in the period in which the settlement occurs.

At December 31, 2020 and 2019, the Company estimated the value of its total asset retirement obligations to be $268 and $239, respectively, based on a projected future liability of $2,095. Changes in the asset retirement obligations were as follows for the year ended December 31, 2020 and the period from March 11, 2019 (inception) to December 31, 2019:

	2020	2019
Beginning balance	$239	$217
Accretion expense	29	22
Ending balance	$268	$239

Revenue Recognition

The Company adopted ASU 2014-19, “Revenue from Contracts with Customers” as of the beginning of the 2019 period. During the period March 11, 2019 (inception) through August 31, 2020, RNG and environmental renewable identification numbers (“RIN”) sales were contracted with a third-party gas marketer. The two performance obligations of this contract were: (1) the Company delivered RNG produced from Greentree and Imperial to the gas marketer at certain specified locations, and (2) the gas marketer generated RINs from RNG produced from Greentree. The gas marketer accepted the RNG and was obligated to pay a certain fixed contract amount per unit of RNG delivered. RNG sales revenue was recorded by the Company at the point in time of delivery of RNG, which was simultaneous with the RNG production. In addition, the gas marketer paid the Company a portion of proceeds from the sale of RINs. Such RIN sales typically occurred several months after the RNG delivery and, so, the market value of such RIN sales varied. Accordingly, the Company recognized the RIN sales portion of revenue at the point in time when the gas marketer sold the RINs and advised the Company of the RINs sale price.

In June 2020, the Company contracted with TruStar Energy LLC (“TruStar”), a related party, to generate and market RINs from RNG produced by Company. The contract term is September 1, 2020 through October 31, 2030. Upon generation of environmental credits, the Company pays TruStar for environmental credit processing services in the form of non-cash RINs. The Company’s policy is to account for RINs as government incentives and, therefore, it does not allocate costs to the credits it generates. Accordingly, the Company does not capitalize these costs in inventory. In accordance with ASC 610-20, the Company accounts for its payment to TruStar as a transfer of non-financial assets. The Company expenses the costs of services provided by TruStar to environmental credit processing services in the consolidated statements of operations and, in addition, records an offsetting gain on the transfer of these RINs to other income.

The Company sells RIN credits to third parties that utilize these credits in order to comply with federal and state requirements. In accordance with ASC 606, revenue is recognized on these credits when there is an agreement in place to monetize the credits at the point in time when the credits are transferred to the third party.

The Company has agreements with two natural gas producers (“Producers”) to transport Producers’ natural gas using the Company’s RNG gathering system. The performance obligation is the delivery of Producers’ natural gas to an agreed upon delivery point on an interstate gas pipeline. The quantity of natural gas transported for the Producers is measured at a certain specified meter. The price is fixed at contracted rates and the Producers pay approximately 30 days after month-end. As such, transportation sales are recognized over time, using the output method to measure progress.

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

2.      Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Business Combination

The Company accounts for business combinations in accordance with ASC 805, “Business Combinations.” ASC 805 requires business combinations to be accounted for using the acquisition method of accounting and includes specific criteria for recording intangible assets separate from goodwill. Results of operations of acquired businesses are included in the Company’s consolidated financial statements from the effective date of acquisition. Net assets of the acquired company are recorded at their fair value at the date of acquisition. Fair value adjustments after the acquisition date, that are not measurement period adjustments, are recognized in earnings.

Recurring Fair Value Measurements

The Company has cash, accounts receivable, and accounts payable for which the carrying value approximates fair value due to the short-term nature of these instruments.

Income Taxes

The Company and its subsidiaries are disregarded entities for federal income tax purposes and for certain states. As such, income taxes have not been provided for in the accompanying financial statements because income taxes are the responsibility of the partners.

Concentrations

For the year ended December 31, 2020, two customers accounted for 95% of revenue. For the period from March 11, 2019 (inception) to December 31, 2019, one customer accounted for 97% of revenue. As of December 31, 2020, one customer accounted for 89% of the accounts receivable balance. As of December 31, 2019, three customers accounted for 96% of the accounts receivable balance.

The Company deposits its cash in high credit quality financial institutions located in the United States of America. Deposits with one financial institution exceeded federally insured limits as of December 31, 2020 and 2019, respectively.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

3.      Acquisition

On March 11, 2019, the Company acquired BLGH, owner of the Greentree and Imperial facilities. Pursuant to a purchase and sale agreement, the Company purchased 100% of the equity interests in BLGH, for a $53,111 net cash payment. This included an initial cash payment of $53,948 on March 11, 2019 less a $837 working capital true-up payment from the seller on June 20, 2019.

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

3.      Acquisition (cont.)

The purchase price allocation was performed in accordance with ASC 805 Business Combinations. The assets acquired and the liabilities assumed were:

Estimated fair value of assets acquired:
Cash	$618
Receivables	1,262
Property, plant and equipment	56,853
Restricted cash	12
Total assets acquired	58,745
Estimated fair value of liabilities assumed or incurred:
Payables	1,302
Asset retirement obligation	217
Gas sales agreement	4,115
Total liabilities assumed or incurred	5,634
Purchase price	$53,111

The allocations of purchase price to the assets acquired and liabilities assumed or incurred in connection with the acquisition are based upon estimates of fair values as of the acquisition date. The Company incurred $1,013 of acquisition — related costs consisting of legal, accounting, due diligence, and other consulting and advisory services. These costs were expensed as incurred.

4.      Company Operations

RNG and RIN Sales Agreement

The Company had an agreement with a gas marketer to sell all RNG produced by the Company. Under this agreement, which expired on August 31, 2020, RNG was sold at a fixed price per million British Thermal Units (“MMBtu”) and the gas marketer’s associated RINs were sold at average monthly spot market prices. During 2020, RNG and the share received from the gas marketer’s RIN sales under this agreement was $9,910 compared to $9,778 for the period from March 11, 2019 (inception) to December 31, 2019.

In September 2020, the Company commenced an arrangement with another gas marketer to sell only RNG. Under this arrangement, RNG is sold at the pipeline index price, less a fixed per MMBtu fee.

During 2020, the Company recorded $773 of environmental credit processing services to operating expenses and an offsetting gain on non-monetary RINs transferred to TruStar in payment for these services to other income within the statements of operations.

Gas Transportation Sales Agreement

The Company has agreements to transport counter-parties’ gas using the Company’s RNG gathering system and interconnection with an interstate pipeline for fixed fees per MMBtu. The agreements expire in 2020 and 2024 and have automatic extensions, month-to-month, unless terminated by either party. The Company uses some of this gas to support its operations. Transportation sales under these agreements for the year ended December 31, 2020 and the period from March 11, 2019 to December 31, 2019 were $238 and $302, respectively.

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

4.      Company Operations (cont.)

Landfill Gas Rights

The Company has two agreements with landfill owners whereby the Company obtains rights to the landfill gas in exchange for an amount per MMBtu of gas delivered at Imperial and a royalty based on the percentage of net RNG revenue at Greentree. In addition, royalties related to RINs at Greentree are deferred until the Company first receives a certain level of distributions from the two facilities. As a result, Greentree RIN royalties are projected to begin being paid in 2026.

The Company has accrued $1,268 and $259 for these royalties as of December 31, 2020 and 2019 which are included in operations in the consolidated statements of operations.

Gas Transportation Fee

During the period March 11, 2019 (inception) through December 31, 2019, the Company had eight agreements with the gas pipeline to transport RNG and blending gas at regulated tariff rates. Most of these contracts were year-to-year with 6 - to –12-month termination notice provisions. One contract was terminated effective August 31, 2020, and three others were terminated on various dates in 2021. Of the four contracts remaining, two were extended until 2024 but with a reduction in contracted volumes starting in 2021, one contract’s term ends in 2032, and one contract’s term is indefinite.

Operations and Maintenance Agreements

The Company has two operations and maintenance agreements with third-party providers who provide operating services at the two facilities. The agreements expire in 2027 and have an option for early termination. In 2020 and for the period March 11, 2019 (inception) to December 31, 2019, the costs related to these contracts were $2.1 million and $1.5 million, respectively, and are recorded in operations and repairs and maintenance in the consolidated statements of operations.

5.      Plant and Equipment

Plant and equipment consisted of the following at December 31:

	2020	2019
Equipment	$52,048	$52,048
H2S removal system	5,117	—
Wellfield	1,921	1,921
Pipeline	1,828	1,828
Building	839	839
Greentree membranes	301	—
Asset retirement cost	217	217
Plant and equipment, gross	62,271	56,853
Less: accumulated depreciation	(5,481)	(2,369)
Construction-in-progress	32	4,361
Plant and equipment, net	$56,822	$58,845

At December 31, 2019, construction in progress consisted of costs related to a hydrogen sulfide removal system. Additional costs totaling $756 were incurred at the beginning of 2020 for the hydrogen sulfide removal system and the Company placed this asset, which had a total cost of $5.1 million, into service in February 2020. Depreciation expense on plant and equipment for 2020 and the period from March 11, 2019 (inception) to December 31, 2019 was $3,112 and $2,369, respectively.

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

6.      Liability Under Gas Sales Agreement

The liability under gas sales agreement consisted of the following at December 31, 2020 and 2019:

	2020	2019
Gas Sales Agreement	$1,829	$4,115
Less: accumulated amortization	(1,829)	(2,286)
Liability under gas sales agreement, net	$—	$1,829

Amortization income for 2020 and the period from March 11, 2019 (inception) to December 31, 2019 was $1,829 and $2,286, respectively.

7.      Ownership and Related Parties

The Company is owned 55.74% by ARCC Beacon LLC and 44.26% by the managing member Fortistar Beacon LLC. Distributions to the owners are made pro rata until such time as the owners have received both a threshold internal rate of return and a multiple of invested capital, after which time the Managing Member receives a priority distribution of 25% of distributable cash.

The Company compensates and reimburses the Managing Member for all expenses actually and reasonably incurred by the Managing Member in connection with the management of the Company or its subsidiaries, with certain limits on management time charges (“Management Costs”). In 2020, the Company incurred $629 of Management Costs of which $612 was expensed in operations and $17 was capitalized in plant and equipment. In 2019, the Company incurred $1,364 of Management Costs of which $561 was expensed in operations, $450 was expensed for costs associated with the acquisition of the RNG facilities, and $353 was capitalized in plant and equipment. Of these amounts, zero and $25 were unpaid as of December 31, 2020 and 2019, respectively, and are included in accounts payable — affiliate on the balance sheet.

In June 2020, the Company contracted with TruStar, a related party, to generate and market RINs from RNG produced by Company. The contract term is September 1, 2020 through October 31, 2030.

8.      Commitment and Contingencies

Legal Matters

The landfill owner of one of the Company’s RNG projects has disputed the Company’s interpretation of contracts governing the timing of payment of RIN royalties. The Company records a royalty expense accrual at the time RINs are sold and maintains that payment of these royalties is subordinated to the Company receiving a series of payments due the Company as part of its March 2019 acquisition of the Greentree and Imperial RNG projects. On April 9, 2021, the landfill owner filed an arbitration demand against the Company to adjudicate this matter. While the outcome is not yet determinable, an unfavorable outcome may require the Company to pay royalties at a date earlier than 2026.

Prior to the acquisition, BLGH, along with numerous other parties, was named in a civil action in the alleged wrongful death of an employee of one of the landfills. The Company has been fully indemnified by EDF Renewables LFG Holdings, the prior owner, for this matter.

The Company is from time-to-time party to disputes and claims arising in the normal course of its business. Management does not believe that the resolution of such claims and disputes will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

BEACON RNG LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars)

9.      Subsequent Events

Effective May 1, 2021, the Managing Member purchased all the interests in the Company that it did not already own for $50,000, which was paid with a note that matures in five years but is convertible to equity in an indirect parent of the Managing Member under certain circumstances.

Subsequent events were considered through October 11, 2021, the date on which the Company’s consolidated financial statements were available to be issued, for events requiring recording or disclosure in the consolidated financial statements for the year ended December 31, 2020.

Annex A

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

ARCLIGHT CLEAN TRANSITION CORP. II,

OPAL HOLDCO LLC

AND

OPAL FUELS LLC

DATED AS OF DECEMBER 2, 2021

Annex A-i

Annex A-ii

Annex A-iii

ANNEXES, EXHIBITS AND SCHEDULES

Annex A-1	Company PIPE Investors
Annex A-2	Third Party PIPE Investors

Exhibit A	Form of Tax Receivable Agreement
Exhibit B	Form of PIPE Subscription Agreement
Exhibit C	Form of Investor Rights Agreement
Exhibit D	Form of Post-Closing ACT Certificate of Incorporation
Exhibit E	Form of Post-Closing ACT Bylaws
Exhibit F	Form of Post-Closing Company LLC Agreement

Schedule I	Post-Closing Company Units Allocation Schedule
Schedule II	Post-Closing ACT Shares Allocation Schedule
Schedule III	Earnout Allocation Schedule

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of December 2, 2021, is made by and among ArcLight Clean Transition Corp. II, an exempted company incorporated in the Cayman Islands with limited liability, Opal HoldCo LLC, a Delaware limited liability company (“Opal HoldCo”), and Opal Fuels LLC, a Delaware limited liability company (the “Company”). ACT (as defined below in Section 1.1), Opal HoldCo and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, ACT is currently a blank check company incorporated in the Cayman Islands with limited liability as an exempted company on January 13, 2021 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, as of the date hereof: (a) Opal HoldCo is the record and beneficial owner of 986 Pre-Closing Company Common Units; (b) ARCC Beacon LLC, a Delaware limited liability company (“Ares”), is the holder of that certain Convertible Promissory Note, dated as of May 1, 2021 (as amended, including by the Ares First Amendment, the “Ares Note”); and (c) Hillman RNG Investments, LLC, a Delaware limited liability company (“Hillman”), is the record and beneficial owner of (i) 300,000 Company Series A-1 Preferred Units and (ii) 14 Pre-Closing Company Common Units;

WHEREAS, immediately prior to the execution of this Agreement, the Company has entered into that certain First Amendment to Convertible Note, dated November 29, 2021 (the “Ares First Amendment”), with Ares, pursuant to which Ares has irrevocably agreed to (a) exercise its right to convert fifty percent (50%) of the principal and accrued interest outstanding pursuant to the Ares Note into Pre-Closing Company Common Units and (b) refrain from exercising its right to convert the remaining fifty percent (50%) of its economic interest in the Ares Note, in each case, in connection with the transactions contemplated by this Agreement;

WHEREAS, immediately prior to the execution of this Agreement, the Company has entered into the Hillman Exchange Agreement with Hillman, pursuant to which Hillman has exchanged all of its Equity Interests in the Group Companies for 300,000 Company Series A-1 Preferred Units and 14 Pre-Closing Company Common Units;

WHEREAS, immediately prior to the execution of this Agreement, the Company has entered into the NextEra Subscription Agreement with Mendocino Capital, LLC, a Delaware limited liability company (“NextEra”), pursuant to which NextEra has agreed to subscribe for up to an aggregate amount of 1,000,000 Company Series A Preferred Units;

WHEREAS, pursuant to the Governing Documents of ACT, ACT is required to provide an opportunity for the Pre-Closing ACT Class A Shareholders to have their respective issued and outstanding Pre-Closing ACT Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the ACT Shareholder Approval;

WHEREAS, as of the date of this Agreement, ArcLight CTC Holdings II, L.P., a Delaware limited partnership (the “ACT Sponsor”), and the Pre-Closing ACT Other Class B Shareholders collectively own 100% of the Pre-Closing ACT Class B Shares;

WHEREAS, concurrently with the execution of this Agreement, the ACT Sponsor, the Pre-Closing ACT Other Class B Shareholders, ACT, the Company and the other parties thereto are entering into a sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which the ACT Sponsor and each of the Pre-Closing ACT Other Class B Shareholders have agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby, (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of ACT or any other anti-dilution or similar protections with respect to the Pre-Closing ACT Class B Shares (whether resulting from the transactions contemplated by the PIPE Subscription Agreements or otherwise), (c) subject 10% of the Post-Closing ACT Class A Shares, which the ACT Sponsor will hold after the Closing, to vesting and forfeiture and (d) the payment by the ACT Sponsor of the ACT Expenses to the extent that the ACT Expenses, in the aggregate, exceed $26,000,000, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

Annex A-1

WHEREAS, immediately prior to the Closing, on the Closing Date, ACT shall transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part XII of the Cayman Islands Companies Act (As Revised), on the terms and subject to the conditions set forth in this Agreement (the “Domestication”);

WHEREAS, by virtue of the Domestication, ACT will change its name from “ArcLight Clean Transition Corp. II” to “Opal Fuels Inc.” (the “Name Change”);

WHEREAS, concurrently with the execution of this Agreement, each of the investors set forth on Annex A-1 hereto (the “Company PIPE Investors”) and the investors set forth on Annex A-2 hereto (the “Third Party PIPE Investors” and, collectively with the Company PIPE Investors, the “PIPE Investors”) are entering into a subscription agreement, substantially in the form attached hereto as Exhibit B (each, as amended, restated or otherwise modified from time to time in accordance with its terms, a “PIPE Subscription Agreement”), pursuant to which, among other things, each PIPE Investor has agreed to subscribe for and purchase on the Closing Date, and ACT has agreed to issue and sell to each such PIPE Investor on the Closing Date, the number of Post-Closing ACT Class A Shares set forth in the applicable PIPE Subscription Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under all PIPE Subscription Agreements, collectively, the “PIPE Financing Amount,” and the equity financing under all PIPE Subscription Agreements, collectively, the “PIPE Financing”), in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, at the Closing, (a) ACT shall contribute the Closing Date Contribution Amount and the Closing Date Equity Contribution to the Company (collectively, the “ACT Contribution”) and, in exchange therefor, the Company shall issue to ACT the number of Post-Closing Company Class A Units determined pursuant to this Agreement and (b) in connection with the contribution and issuance described above, the Post-Closing Company Members shall enter into that certain Second Amended and Restated Limited Liability Company Agreement of the Company, substantially in the form attached hereto as Exhibit F (the “Post-Closing Company LLC Agreement”), to, among other things, recapitalize the Pre-Closing Company Units such that, from and after the Closing, the Equity Securities of the Company will consist of the Post-Closing Company Units, with the applicable rights, preferences and obligations set forth in the Post-Closing Company LLC Agreement;

WHEREAS, following the Closing, up to 10,000,000 Post-Closing ACT Shares and up to 10,000,000 Post-Closing Class B Units, in each case, in the aggregate, will be issued to the Earnout Participants upon the achievement of the Earnout Triggering Events as further set forth in this Agreement;

WHEREAS, at the Closing, ACT, the Agent (as defined in the Tax Receivable Agreement), the TRA Party Representative (as defined in the Tax Receivable Agreement) and each of the TRA Parties (as defined in the Tax Receivable Agreement) will enter into a tax receivable agreement, substantially in the form attached hereto as Exhibit A (the “Tax Receivable Agreement”);

WHEREAS, at the Closing, each of ACT, Opal HoldCo, Ares, Hillman, the ACT Sponsor and each of the Pre-Closing ACT Other Class B Shareholders will enter into an investor rights agreement, substantially in the form attached hereto as Exhibit C (the “Investor Rights Agreement”), pursuant to which, among other things, (a) Opal HoldCo, Ares, Hillman and the ACT Sponsor will agree not to effect any sale or distribution of any Equity Securities of ACT held by any of them during the lock-up period described therein and (b) Opal HoldCo, Ares, Hillman, the ACT Sponsor and each of the Pre-Closing ACT Other Class B Shareholders will be granted certain registration rights with respect to their respective Post-Closing ACT Shares, in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, the board of directors of ACT (the “ACT Board”) has approved (a) this Agreement, the Ancillary Documents to which ACT is or will be a party and the transactions contemplated hereby and thereby (including the ACT Share Conversion, the Domestication and the ACT Contribution) and (b) the recommendation of, among other things, the approval of this Agreement and the transactions contemplated by this Agreement (including the ACT Share Conversion, the Domestication and the ACT Contribution) by the Pre-Closing ACT Shareholders entitled to vote thereon;

WHEREAS, the Company Board has approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby;

Annex A-2

WHEREAS, Opal HoldCo has approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby;

WHEREAS, prior to the execution of this Agreement, the Company has delivered to ACT executed written consents of the Company Board and Opal HoldCo, pursuant to which the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party, the performance of the Company’s obligations hereby and thereby and the consummation of the transactions contemplated hereby and thereby, have been duly, validly and irrevocably authorized and approved by the Company Board and Opal HoldCo, respectively;

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, (b) the ACT Share Conversion constitutes a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (c) the Domestication constitutes a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (d) the contribution of the Closing Date Contribution Amount (the “ACT Cash Contribution”) constitutes a transaction described in Section 721 of the Code (clauses (a)-(d), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“ACT” means (a) prior to the consummation of the Domestication, ArcLight Clean Transition Corp. II, an exempted company incorporated in the Cayman Islands with limited liability, and (b) from and after the consummation of the Domestication, shall mean ACT as domesticated in Delaware, and shall be named Opal Fuels Inc., a Delaware corporation. Any reference to ACT in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or (b), as the context so requires.

“ACT Acquisition Proposal” means (a) any direct or indirect acquisition (or other business combination), in one or a series of related transactions under which ACT or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets, Equity Securities or businesses of any other Persons(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), (b) any equity, debt or similar investment in ACT or any of its controlled Affiliates, or (c) any other “Business Combination” as defined in the Prospectus. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute an ACT Acquisition Proposal.

“ACT Affiliated Parties” has the meaning set forth in Section 4.12.

“ACT Affiliated Party Transactions” has the meaning set forth in Section 4.12.

“ACT Board” has the meaning set forth in the recitals to this Agreement.

“ACT Board Recommendation” has the meaning set forth in Section 5.9.

“ACT Cash Contribution” has the meaning set forth in the recitals to this Agreement.

“ACT Change of Control Payment” means any severance or termination payment, success, change of control, retention, transaction bonus or other similar payment or amount that ACT or any of its Affiliates is required to pay to any current or former officer, director, employee or other service provider of ACT or any ACT Affiliated Party that may become due and payable due to the occurrence of the transactions contemplated to occur on the Closing Date pursuant to this Agreement or the Ancillary Documents followed by or combined with one or more additional circumstances, matters or events, including a termination of employment (but not due to any action or inaction by ACT or any ACT Affiliated Party following the Closing), pursuant to the express terms of any plan, policy,

Annex A-3

arrangement or Contract to which ACT or any of its Subsidiaries is a party or by which any of their respective assets are bound as of or prior to the Closing, together with the employer portion of any payroll, social security, unemployment or similar Taxes imposed on any such amounts.

“ACT Contribution” has the meaning set forth in the recitals to this Agreement.

“ACT Contribution Amount” has the meaning set forth in the recitals to this Agreement.

“ACT D&O Persons” has the meaning set forth in Section 5.14(a).

“ACT Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by ACT on the date of this Agreement in connection with the execution of this Agreement.

“ACT Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other material benefit or compensatory plan, program, policy or Contract that ACT or any of its Subsidiaries maintains, sponsors, contributes to, or is required to contribute to or under or with respect to which ACT or any of its Subsidiaries has any Liability, other than any plan or program sponsored or maintained by a Governmental Entity.

“ACT Expenses” means, as of any determination time, the aggregate amount, without duplication, of all fees, expenses, costs, disbursements, commissions or other amounts incurred by or on behalf of ACT which ACT is obligated to pay, whether or not such amounts are due and payable, in connection with, or as a result of, the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, placement agents, investment bankers, consultants, or other agents or service providers of ACT (including with respect to this Agreement and the PIPE Financing), (b) severance or termination payment, success, change of control, retention, transaction bonus or other similar payment or amount that ACT or any of its Affiliates are required to pay to any current or former officer, director, employee or other service provider of ACT or any ACT Affiliated Party that may become due and payable based upon the occurrence of the transactions contemplated to occur on the Closing Date pursuant to this Agreement or the Ancillary Documents followed by or combined with one or more additional circumstances, matters or events (including a termination of employment, but not including any payments triggered by any action or inaction of the Company following the Closing) pursuant to the express terms of any plan, policy, arrangement to which ACT or any of its Subsidiaries is a party or by which any of their respective assets are bound as of or prior to the Closing, together with the employer portion of any payroll, social security, unemployment or similar Taxes imposed on any such amounts, and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to ACT pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee; provided, however, notwithstanding the foregoing or anything to the contrary herein, the ACT Expenses shall not include (i) the Trust Satisfied Obligations to the extent such obligations will be satisfied from the Trust Account, (ii) the Company Expenses or any fees, expenses, commissions or other amounts that are expressly contemplated to be allocated to and paid by Company or any Pre-Closing Company Member pursuant to this Agreement or any Ancillary Document or (iii) legal expenses and settlement costs in connection with any Transaction Litigation.

“ACT Financial Statements” means all of the financial statements of ACT included in the ACT SEC Reports.

“ACT Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers), and Section 4.6 (Capitalization of ACT).

“ACT Incentive Equity Plan Proposal” has the meaning set forth in Section 5.9.

“ACT Liabilities” means, as of any determination time, the aggregate amount, without duplication, of Liabilities of ACT as of such determination time that would be required to be set forth on a balance sheet of ACT prepared in accordance with GAAP (as in effect as of the date hereof); provided, however, notwithstanding the foregoing, ACT Liabilities shall not include (a) any ACT Expenses, (b) the Trust Satisfied Obligations to the extent such obligations will be satisfied from the Trust Account, (c) any Company Expenses or any fees, expenses, commissions or other amounts that are expressly contemplated to be allocated to and paid by the Company or any Pre-Closing Company Member pursuant to this Agreement or any Ancillary Document, (d) any non-cash Liabilities,

Annex A-4

(e) any Liabilities resulting from or arising out of any change in applicable Laws or GAAP, or any interpretation thereof, following the date of this Agreement or (f) legal expenses and settlement costs in connection with any Transaction Litigation.

“ACT Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of ACT, taken as a whole, or (b) the ability of ACT to consummate the Domestication, the ACT Contribution or the other transactions contemplated by this Agreement or the Ancillary Documents to be consummated by ACT on the Closing Date in connection therewith, in each case, in accordance with the terms of this Agreement and the Ancillary Documents; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether an ACT Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social condition in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any country, (iv) changes in any applicable Law, (v) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of ACT with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (v) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vi) any failure by ACT to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (v) or clause (vii)), or (vii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslide, wildfire, epidemic, pandemic (including COVID-١٩) or quarantine, act of God or other natural disaster or comparable event in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (iv) or clause (vii) may be taken into account in determining whether an ACT Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on ACT, taken as a whole, relative to other “SPACs.”

“ACT SEC Reports” has the meaning set forth in Section 4.7.

“ACT Share Conversion” has the meaning set forth in Section 2.2.

“ACT Shareholder Approval” means, collectively, the Required ACT Shareholder Approval and the Other ACT Shareholder Approval.

“ACT Shareholder Redemption” means the right of the Pre-Closing ACT Class A Shareholders to redeem all or a portion of their respective Pre-Closing ACT Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of ACT.

“ACT Shareholders Meeting” has the meaning set forth in Section 5.9.

“ACT Sponsor” has the meaning set forth in the recitals to this Agreement.

“ACT Sponsor Designee” has the meaning set forth in Section 5.16.

“ACT Sponsor Specified Provisions” has the meaning set forth in Section 8.9.

“ACT Unit” means those units of ACT registered pursuant to that certain Registration Statement on Form S-1, dated March 25, 2021.

Annex A-5

“Additional ACT SEC Reports” has the meaning set forth in Section 4.7.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Unless otherwise specified herein, ArcLight Capital Partners, LLC and its Affiliates (other than ACT and the ACT Sponsor) shall not be deemed Affiliates of ACT and the ACT Sponsor.

“Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds actually received in respect of the PIPE Financing (whether on or prior to the Closing Date) and held in a bank account owned and controlled by ACT on the Closing Date (and, for the avoidance of doubt, after giving effect to the funding of the PIPE Financing on such date and before giving effect to the payment of any Unpaid ACT Expenses, Unpaid ACT Liabilities or Unpaid Company Expenses).

“Aggregate Transaction Proceeds” means an amount equal to (a) the sum of (i) the aggregate cash proceeds available for release to ACT from the Trust Account in connection with the transactions contemplated hereby (which amount, for the avoidance of doubt and without duplication, shall be calculated after giving effect to the ACT Shareholder Redemption (i.e., reduced by the aggregate amount payable with respect to all ACT Shareholder Redemptions, notwithstanding that such amounts may not have been paid out of the Trust Account at such time) (collectively, the “Trust Satisfied Obligations”)), (ii) the aggregate amount of NextEra’s commitment to purchase Company Series A Preferred Units pursuant to the NextEra Subscription Agreement, (iii) the Aggregate Closing PIPE Proceeds, (iv) any debt financings which are convertible into equity entered into by any of the Group Companies following the date of this Agreement and (v) all unrestricted cash proceeds held in the name of and available for use by ACT as of the Closing but held in accounts other than the Trust Account, minus (b) the Unpaid ACT Expenses. For the avoidance of doubt, the proceeds of any term loan agreement entered into by any of the Group Companies following the date of this Agreement shall not be included in the calculation of “Aggregate Transaction Proceeds.”

“Aggregate Transaction Proceeds Schedule” has the meaning set forth in Section 2.5(b).

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Ancillary Documents” means the Investor Rights Agreement, Sponsor Letter Agreement, Tax Receivable Agreement, the PIPE Subscription Agreements, the Post-Closing Company LLC Agreement and each other agreement, document, instrument and/or certificate executed, or contemplated to be executed, in connection with the transactions contemplated hereby, including the ACT Contribution and the Domestication.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other anti-bribery or anti-corruption Laws or Orders related to combatting bribery, corruption and money laundering.

“Ares” has the meaning set forth in the recitals to this Agreement.

“Ares First Amendment” has the meaning set forth in the recitals to this Agreement.

“Ares Note” has the meaning set forth in the recitals to this Agreement.

“Assets” has the meaning set forth in Section 3.18(f).

“Business,” the “business of the Group Companies” or any similar term means (a) the design, development, construction, ownership and operation of renewable natural gas generation facilities and renewable power generation facilities in both cases utilizing landfill, animal waste, organic waste, wastewater treatment facility and other derived biogas, (b) the design development, construction (for the Company and for others), ownership, operation and service of renewable fuel infrastructure, including hydrogen fuel infrastructure, (c) the purchase of renewable natural gas and natural gas for resale, and the sale of renewable natural gas, natural gas and hydrogen, into vehicle fuel, power generation, industrial and other markets, (d) the purchase and sale of renewable natural gas and natural gas and all associated environmental attributes associated with the foregoing, (e) the design, development, construction, ownership and operation of low carbon intensity renewable fuels for sale into vehicle fuel, power generation,

Annex A-6

industrial and other markets, (f) the transportation of renewable natural gas, natural gas and hydrogen on gathering systems owned and/or operated by the Company or any Group Company and (g) doing all things appurtenant to the foregoing.

“Business Combination Proposal” has the meaning set forth in Section 5.9.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), any regulations or administrative or other guidance published with respect thereto by any Governmental Entity, and any similar or corresponding state or local Laws.

“Casualty Loss” means an Asset that is (a) damaged or destroyed by casualty loss (not including normal wear and tear, downhole mechanical failure or reservoir changes) or (b) expropriated or taken into condemnation or under right of eminent domain.

“CBA” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.

“Closing” has the meaning set forth in Section 2.6.

“Closing Company Financial Statements” has the meaning set forth in Section 5.17(a).

“Closing Date” has the meaning set forth in Section 2.6.

“Closing Date Contribution Amount” means an amount equal to (a) the amount of cash in the Trust Account as of immediately prior to the Closing (and before, for the avoidance of doubt, giving effect to the ACT Share Redemptions), minus (b) the aggregate amount of cash required to fund ACT Share Redemptions from the Trust Account and any other Trust Satisfied Obligation, plus (c) the Aggregate Closing PIPE Proceeds; provided that the Closing Date Contribution Amount shall not include any Unpaid ACT Expenses to the extent that such amounts withheld from the Closing Date Contribution Amount shall be used to pay the Unpaid ACT Expenses.

“Closing Date Equity Contribution” has the meaning set forth in Section 2.5(d).

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means (a) any direct or indirect acquisition (or other business combination), in one or a series of related transactions, (i) of the Pre-Closing Company Units, in each case, that, if consummated, would result in a Person acquiring beneficial ownership of 15% or more of any class of outstanding voting Pre-Closing Company Units or 15% or more of the outstanding voting Pre-Closing Company Units (regardless of class) or (ii) of all or a portion of assets or businesses of the Group Companies which constitute 15% or more of the fair market value of the Group Companies, taken as a whole (in the case of each of clauses (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any direct or indirect acquisition, in one or a series of related transactions, of15% or more of any class of outstanding voting Pre-Closing Company Units or 15% or more of the outstanding voting Pre-Closing Company Units (regardless of class). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, the Hillman Exchange Agreement, the NextEra Subscription Agreement or the transactions contemplated hereby or thereby or any transaction with ACT shall constitute (in whole or in part) a Company Acquisition Proposal.

Annex A-7

“Company Affiliated Party” has the meaning set forth in Section 3.19.

“Company Affiliated Party Transactions” has the meaning set forth in Section 3.19.

“Company Board” means the board of managers of the Company.

“Company Change of Control Payment” means any severance or termination payment, success, change of control, retention, transaction bonus or other similar payment or amount that any Group Company is required to pay to any current or former officer, director, employee or other service provider of the Company or any other Company Affiliated Party that may become due and payable due to the occurrence of the transactions contemplated to occur on the Closing Date pursuant to this Agreement or the Ancillary Documents followed by or combined with one or more additional circumstances, matters or events, including a termination of employment (but not due to any action or inaction by the Company or any of its Affiliates following the Closing) pursuant to the express terms of any plan, policy, arrangement or Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective assets are bound as of or prior to the Closing, together with the employer portion of any payroll, social security, unemployment or similar Taxes imposed on any such amounts.

“Company D&O Persons” has the meaning set forth in Section 5.15(a).

“Company Designee” has the meaning set forth in Section 5.16.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to ACT by the Company on the date of this Agreement.

“Company Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other benefit or compensatory plan, program, policy or Contract that any Group Company maintains, sponsors, contributes to, or is required to contribute to or under or with respect to which any Group Company has any Liability, other than any plan or program sponsored or maintained by a Governmental Entity.

“Company Expenses” means, as of any determination time, the aggregate amount, without duplication, of all fees, expenses, costs, disbursements, commissions or other amounts incurred by or on behalf of any Group Company or that any Group Company is obligated to pay, whether or not such amounts are due and payable, in connection with, or as a result of, the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, (b) any Company Change of Control Payment and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fees; provided, however, notwithstanding the foregoing or anything to the contrary herein, the Company Expenses shall not include any ACT Expenses or any fees, expenses, commissions or other amounts that are expressly contemplated to be allocated to and paid by ACT pursuant to this Agreement or any Ancillary Document.

“Company Foreign Benefit Plan” means each Company Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors or other individual service providers located outside of the United States.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a) through Section 3.2(c) and Section 3.2(d) (Capitalization of the Group Companies), Section 3.3 (Authority), and Section 3.17 (Brokers).

“Company IT Systems” means all computer systems, Software and hardware, computer firmware, communication systems, servers, computer or information technology systems or infrastructure, networks, network equipment, electronic data processing systems, interfaces, platforms, peripherals, other information technology equipment, including, in each case, related documentation, including any outsourced systems and processes, in each case, relied on, owned, licensed or leased by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.

Annex A-8

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the ACT Contribution or the other transactions contemplated by this Agreement or the Ancillary Documents to be consummated by the Company on the Closing Date in connection therewith, in each case, in accordance with the terms of this Agreement and the Ancillary Documents; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any country, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budget, projection, forecast, estimate or prediction (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslide, wildfire, epidemic, pandemic (including COVID-19) or quarantine, act of God or other natural disaster or comparable event in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has or has had a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Group Companies.

“Company PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by or filed by or in the name of any Group Company that has not been cancelled, expired, lapsed or been abandoned.

“Company Required Approval” has the meaning set forth in Section 3.3.

“Company Series A Preferred Units” means the Series A preferred units of the Company issued and outstanding prior to the Closing.

“Company Series A-1 Preferred Units” means the Series A-1 preferred units of the Company issued and outstanding prior to the Closing.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of May 24, 2021, by and between the Company and ACT.

“Consent” means any notice, authorization, qualification, registration, filing, notification, permit, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

Annex A-9

“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Contributed ACT Shares” has the meaning set forth in Section 2.5(d).

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolution thereof or related or associated epidemic, pandemic or disease outbreak.

“Creator” has the meaning set forth in Section 3.13(d).

“Data Security Requirements” means, collectively, all of the following to the extent relating to confidential or sensitive information, payment card data, personally identifiable information, or other protected information relating to individuals or otherwise relating to privacy, security, or security breach notification requirements and, in all cases, applicable to the Group Companies: (a) each Group Company’s own rules, policies, and procedures (whether physical or technical in nature), (b) all applicable Laws and all industry standards applicable to the Group Companies’ industry (including the Payment Card Industry Data Security Standard (PCI DSS)), and (c) agreements into which the Group Companies have entered or by which they are bound.

“Designated Material Contracts” has the meaning set forth in Section 5.1(b)(vii).

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Domestication” has the meaning set forth in the recitals to this Agreement.

“Domestication Proposal” has the meaning set forth in Section 5.9.

“DPA” had the meaning set forth in Section 4.21.

“Earnout Participants” means the Persons set forth on Schedule III.

“Earnout Triggering Events” means the First Earnout Triggering Event and the Second Earnout Triggering Event.

“EBITDA” means (a) that portion of the consolidated “operating income” , plus (b) “Renewable Power Major Maintenance”, plus (c) “Asset Retirement Obligation”, plus (d) “depreciation”, plus (e) “amortization”, plus (f) “Impairment”, plus (g) “Business owned non-consolidated Minority Interest EBITDA”, minus (h) “Minority Interest EBITDA not owned by the Business”, in each case, referring to the line item in the consolidated audited income statement of ACT for the applicable calendar year, to the extent attributable to the Business, as calculated in accordance with GAAP, applied on a consistent basis; provided that, for purposes of calculating the amount set forth in this definition, the following expenses shall be excluded from the calculation of “operating expenses”: (i) one-time or extraordinary items of other income or loss; and (ii) non-cash, employee stock-based compensation.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety (as related to exposure to Hazardous Substances).

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, restricted stock, restricted stock unit, performance share, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Equity Value” means an amount equal to (a) $1,501,870,000, minus (b) all principal and accrued interest outstanding pursuant to the Ares Note as of immediately after the Closing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

Annex A-10

“FERC” means the Federal Energy Regulatory Commission or its successor.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“First ACT Earnout Tranche” means the Post-Closing ACT Class B Shares and the Post-Closing ACT Class D Shares as set forth in Schedule III, which, in the aggregate, shall equal 5,000,000 Post-Closing ACT Shares.

“First Company Earnout Tranche” means the Post-Closing Company Class B Units as set forth in Schedule III, which, in the aggregate, shall equal 5,000,000 Post-Closing Class B Units.

“First Earnout Triggering Event” means the date on which the annual EBITDA for the calendar year 2023 exceeds $238,000,000.

“FPA” means the Federal Power Act of 1935, as amended.

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement; (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect; (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement; (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement; and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any tort (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and bylaws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation and the “Governing Documents” of an exempted company incorporated in the Cayman Islands with limited liability are its memorandum and articles of association.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitral tribunal of competent jurisdiction (public or private).

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any material, substance, chemical, waste or other pollutant that is regulated by, or may give rise to standards of conduct or Liability pursuant to, any Environmental Law, including any petroleum products or by-products, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroalkyl substances, or radon.

“Hillman” has the meaning set forth in the recitals to this Agreement.

“Hillman Exchange Agreement” means that certain Exchange Agreement, dated as of November 29, 2021, by and between the Company and Hillman.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Hydrocarbons” means oil, gas, minerals, and other gaseous and liquid hydrocarbons, or any combination of the foregoing, produced from and attributable to the Assets.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but

Annex A-11

excluding any trade payable arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP and (f) any of the obligations of any other Person of the type referred to in clauses (a) through (e) above directly or indirectly guaranteed by such Person or secured by any asset of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates and extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, rights in Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and other rights in works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of the foregoing (collectively, “Copyrights”); (d) rights in trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; and (e) any other intellectual or proprietary right protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investor Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“IPO” has the meaning set forth in Section 8.18.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Latest ACT Balance Sheet” has the meaning set forth in Section 4.17.

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, Order, treaty, rule, code, regulation or other legally binding directive issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued unaccrued, liquidated or unliquidated, fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking, but excluding any and all non-cash liabilities (e.g., mark-to-market warrants).

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restriction).

“Losses” means all losses, costs, liabilities, obligations, expenses, fines, penalties, interest, expenditures, claims, awards, settlements, judgments, damages, reasonable and documented out-of-pocket attorneys’ fees and reasonable out-of-pocket expenses of investigating, defending and prosecuting litigation.

“Malicious Code” means any Software code or other mechanism that (a) contains any “back door,” virus, malware, Trojan horse or similar device, (b) is designed to disrupt, disable, erase or harm the operation of Software, or cause any Software to damage or corrupt any data, hardware, storage media, programs, equipment or communications, or (c) permits any Person to access any Software, data, hardware, storage media, programs, equipment or communications without authorization.

Annex A-12

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Permits” has the meaning set forth in Section 3.6.

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“Nasdaq” means The Nasdaq Capital Market.

“Nasdaq Proposal” has the meaning set forth in Section 5.9.

“NextEra” has the meaning set forth in the recitals to this Agreement.

“NextEra Subscription Agreement” means that certain Subscription Agreement, dated as of November 29, 2021, by and between the Company and NextEra pursuant to which NextEra has agreed to subscribe for and purchase, and the Company has agreed to issue and sell to NextEra, the number of Company Series A Preferred Units set forth therein in exchange for the purchase price set forth therein.

“Non-Scheduled Contracts” has the meaning set forth in Section 3.13(c).

“Off-the-Shelf Software” means any Software or other technology that is made generally available on a commercial basis (including technology offered on a SaaS, PaaS, or IaaS or similar basis and Software available through retail stores, distribution networks or that is preinstalled as a standard part of hardware) and is licensed to or otherwise made available to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time fee of less than $100,000 per license or an ongoing fee of less than $50,000 per year.

“Officers” has the meaning set forth in Section 5.16(a).

“Order” means any writ, order, judgment, injunction, settlement, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other ACT Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of Pre-Closing ACT Shares entitled to vote thereon, who attend whether in person or by proxy at the ACT Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of ACT and applicable Law.

“Other Governing Document Proposals” has the meaning set forth in Section 5.9.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, together with any guidance issued thereunder or successor provisions and any similar or corresponding provisions of state or local Tax Laws.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020, and including any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-65).

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, clearances, business licenses, registrations, permits or certificates of a Governmental Entity.

Annex A-13

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not or would not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property in the operation of the business, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable and (f) grants by any Group Company of non-exclusive rights in Intellectual Property Rights in the ordinary course of business.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Law, any data or information that (a) can, alone or when combined with other information maintained for or on behalf of the Company, identifies or is reasonably capable of identifying, directly or indirectly, a particular a natural person, including (i) names, addresses, telephone numbers, email address, financial information, financial account number, personal health information, drivers’ license numbers and government-issued identification numbers and (ii) Internet Protocol addresses, device identifiers or other persistent identifiers, or (b) is otherwise subject to, protected by, or defined under applicable Laws governing personal information, personal data, personally identifiable information, or protected health information.

“PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“PIPE Financing Amount” has the meaning set forth in the recitals to this Agreement.

“PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“PIPE Subscription Agreement” has the meaning set forth in the recitals to this Agreement.

“Post-Closing ACT Bylaws” has the meaning set forth in Section 2.3.

“Post-Closing ACT Certificate of Incorporation” has the meaning set forth in Section 2.3.

“Post-Closing ACT Class A Shares” means the shares of Class A common stock, par value $0.0001 per share, of ACT authorized pursuant to the Post-Closing ACT Certificate of Incorporation.

“Post-Closing ACT Class B Shares” means the shares of Class B common stock, par value $0.0001 per share, of ACT authorized pursuant to the Post-Closing ACT Certificate of Incorporation.

“Post-Closing ACT Class C Shares” means the shares of Class C common stock, par value $0.0001 per share, of ACT authorized pursuant to the Post-Closing ACT Certificate of Incorporation.

“Post-Closing ACT Class D Shares” means the shares of Class D common stock, par value $0.0001 per share, of ACT authorized pursuant to the Post-Closing ACT Certificate of Incorporation.

“Post-Closing ACT Incentive Equity Plan” has the meaning set forth in Section 5.18.

“Post-Closing ACT Shares” means the Post-Closing ACT Class A Shares, the Post-Closing ACT Class B Shares, the Post-Closing ACT Class C Shares and the Post-Closing ACT Class D Shares.

“Post-Closing ACT Warrants” has the meaning set forth in Section 2.3.

Annex A-14

“Post-Closing Company Class A Units” means the Class A Units (as defined in the Post-Closing Company LLC Agreement).

“Post-Closing Company Class B Units” means the Class B Units (as defined in the Post-Closing Company LLC Agreement).

“Post-Closing Company LLC Agreement” has the meaning set forth in the recitals to this Agreement.

“Post-Closing Company Members” means, as of any determination time following the Closing, the holders of the Post-Closing Company Units.

“Post-Closing Company Units” means the Post-Closing Company Class A Units, the Post-Closing Company Class B Units, the Company Series A Preferred Units and the Company Series A-1 Preferred Units, in each case, issued and outstanding following the Closing.

“Pre-Closing ACT Class A Shareholders” means, as of any determination time prior to the Closing, the holders of the Pre-Closing ACT Class A Shares.

“Pre-Closing ACT Class A Shares” means the Class A ordinary shares of ACT issued pursuant to the Amended and Restated Articles of Association of ACT, dated as of January 13, 2021.

“Pre-Closing ACT Class B Shareholders” means, as of any determination time prior to the Closing, the holders of the Pre-Closing ACT Class B Shares.

“Pre-Closing ACT Class B Shares” means the Class B ordinary shares of ACT issued pursuant to the Amended and Restated Articles of Association of ACT, dated as of January 13, 2021.

“Pre-Closing ACT Governing Documents” means, collectively, (a) the Amended and Restated Memorandum of Association of ACT, dated as of January 13, 2021, and (b) the Amended and Restated Articles of Association of ACT, dated as of January 13, 2021.

“Pre-Closing ACT Other Class B Shareholders” means, collectively, Arno Harris, Dr. Ja-Chin Audrey Lee, Brian Goncher and Steven Berkenfeld, which, together with the ACT Sponsor are 100% of the Pre-Closing ACT Class B Shareholders as of the date hereof.

“Pre-Closing ACT Shareholders” means, as of any determination time prior to the Closing, the holders of the Pre-Closing ACT Shares.

“Pre-Closing ACT Shares” means the Pre-Closing ACT Class A Shares and the Pre-Closing ACT Class B Shares.

“Pre-Closing ACT Warrant” means each warrant to purchase one Pre-Closing Class ACT Share at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (including, for the avoidance of doubt, each such warrant held by the ACT Sponsor or any Pre-Closing ACT Other Class B Shareholder).

“Pre-Closing Company Common Units” has the meaning of “Common Units” set forth in the Pre-Closing Company LLC Agreement.

“Pre-Closing Company LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of the Company, dated as of November 29, 2021, as amended from time to time.

“Pre-Closing Company Members” means, as of any determination time prior to the Closing, the holders of the Pre-Closing Company Units.

“Pre-Closing Company Units” means the Pre-Closing Company Common Units, the Company Series A Preferred Units and the Company Series A-1 Preferred Units, in each case, issued and outstanding prior to the Closing.

“Proceeding” means any lawsuit, litigation, action, audit, inquiry, examination, investigation, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

Annex A-15

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, sharing, recording, distribution, transfer, transmission, import, export, protection (including security measures), disposal or disclosure or other activity regarding Personal Data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Prudent Industry Practices” means the practices, methods and acts engaged in or approved or commonly used by members of the renewable natural gas industry in the United States in respect of the design, development, construction, ownership and operation of renewable natural gas generation facilities and renewable power generation facilities of comparable type and complexity to the renewable natural gas projects of the Business and such other practices, methods or acts that, at a particular time, in the exercise of reasonable judgment in light of the facts known by those reasonably experienced in the renewable natural gas industry as would have reasonably been expected to accomplish the desired result in a manner consistent with applicable Laws (including Environmental Laws) and in a reliable, safe and expeditious manner. “Prudent Industry Practices” does not necessarily mean one particular practice, method, or standard of care, skill, safety and diligence in all cases, but is instead intended to encompass a broad range of acceptable practices, methods, specifications and standards.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free Software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“PURPA” means the Public Utility Regulatory Policies Act of 1978, as amended.

“Qualifying Facility” means a qualifying small power production facility pursuant to PURPA, and in the FERC regulations implementing that statute at 18 C.F.R. § 292.203(a).

“Real Property” has the meaning set forth in Section 3.18(c).

“Real Property Leases” means all leases, subleases, licenses, concessions or other agreements, in each case, pursuant to which any Group Company leases or subleases any real property.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement/Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of ACT.

“Representatives” means, with respect to any Person, such Person’s and such Person’s Affiliates’ respective directors, managers, general partners, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required ACT Shareholder Approval” means (a) the approval of the Domestication Proposal and the Required Governing Document Proposal by the affirmative vote of the holders of at least two-thirds (2/3) of Pre-Closing ACT Shares entitled to vote thereon, who attend whether in person or by proxy at the ACT Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of ACT and applicable Law, and (b) the approval of the Business Combination Proposal, the Nasdaq Proposal and the ACT Incentive Equity Plan Proposal by the affirmative vote of the holders of a majority of Pre-Closing ACT Shares entitled to vote thereon, who attend whether in person or by proxy at the ACT Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of ACT and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Nasdaq Proposal, the Required Governing Document Proposal and the ACT Incentive Equity Plan Proposal.

Annex A-16

“Required Governing Document Proposal” has the meaning set forth in Section 5.9.

“RNG Assets” means the production facilities of the Group Companies that convert landfill resources or dairy farm resources into renewable natural gas.

“Sanctions and Export Control Laws” means any Law or Order related to (a) import and export controls, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations such other controls administered by the U.S. Customs and Border Protection, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Schedules” means, collectively, the Company Disclosure Schedules and the ACT Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Second ACT Earnout Tranche” means the Post-Closing ACT Class B Shares and the Post-Closing ACT Class D Shares as set forth in Schedule III, which, in the aggregate, shall equal 5,000,000 Post-Closing ACT Shares.

“Second Company Earnout Tranche” means the Post-Closing Company Class B Units as set forth in Schedule III, which, in the aggregate, shall equal 5,000,000 Post-Closing Class B Units.

“Second Earnout Triggering Event” means the date on which the annual EBITDA for the calendar year 2024 exceeds $446,000,000.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Security Incident” means any (a) breach of security, phishing incident, ransomware or malware attack materially and adversely affecting the use, functionality or performance of any Company IT System, or (b) incident in which confidential information or Personal Data under the control of the Group Companies was accessed, disclosed, destroyed, processed, used, or exfiltrated in an unauthorized manner.

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, or executable code format, (b) all related specifications and documentation, including descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (c) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Special Equity Distribution” has the meaning set forth in Section 2.5(d).

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“State Commission” has the meaning set forth in 18 C.F.R. § 1.101(k).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association

Annex A-17

or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, fees, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not.

“Tax Authority” means any Governmental Entity responsible for the imposition, collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity, including any amendment of any of the foregoing.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Third Party PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“Transaction Proposals” has the meaning set forth in Section 5.9.

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.11.

“Trustee” has the meaning set forth in Section 4.11.

“Unpaid ACT Expenses” means the ACT Expenses calculated as of immediately prior to the Closing, in each case, to the extent unpaid as of such time.

“Unpaid ACT Liabilities” means the ACT Liabilities calculated as of immediately prior to the Closing, in each case, to the extent unpaid as of such time.

“Unpaid Company Expenses” means the Company Expenses calculated as of immediately prior to the Closing, in each case, to the extent unpaid as of such time.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as similar foreign, state or local Laws.

“Warrant Agreement” means that certain Warrant Agreement, dated as of March 25, 2021, by and between ACT and the trustee set forth therein.

“Willful Breach” means a material breach of this Agreement by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

Annex A-18

ARTICLE 2
BUSINESS COMBINATION

Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the transactions provided in this Article 2 shall occur in the order set forth in this Article 2, unless otherwise provided herein.

Section 2.2 ACT Share Conversion. On the Closing Date, prior to the Domestication, ACT shall cause each Pre-Closing ACT Class B Share that is issued and outstanding to be converted into one (1) Pre-Closing ACT Class A Share in accordance with applicable Law and the Governing Documents of ACT (the “ACT Share Conversion”).

Section 2.3 Domestication. On the Closing Date, following the ACT Share Conversion but prior to the Closing, ACT shall, subject to the receipt of the Required ACT Shareholder Approval, cause the Domestication to become effective in accordance with Section 388 of the DGCL and Part XII of the Cayman Islands Companies Act (As Revised), by (a) filing with the Delaware Secretary of State, (i) a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to ACT and the Company, and (ii) the Post-Closing ACT Certificate of Incorporation, and (b) completing and making all filings required to be made with the Registrar of Companies in the Cayman Islands to effect the Domestication and, in connection with (and as part of) the Domestication, (i) each Pre-Closing ACT Class A Share that is issued and outstanding immediately prior to the Domestication shall convert automatically on an one-for-one basis into one (1) Post-Closing ACT Class A Share, (ii) each Pre-Closing ACT Warrant that is outstanding immediately prior to the Domestication shall, from and after the Domestication, represent the right to purchase one new Post-Closing ACT Class A Share at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Warrant Agreement (collectively, the “Post-Closing ACT Warrants”) and (iii) ACT’s name shall be changed to “Opal Fuels Inc.”; provided, however, that, in connection with clauses (b)(i) and (b)(ii), each issued and outstanding ACT Unit that has not been previously separated into the underlying Pre-Closing ACT Class A Shares and underlying Pre-Closing ACT Warrants prior to the Domestication shall, for the avoidance of doubt, be cancelled and will entitle the holder thereof to one (1) share of Post-Closing ACT Class A Shares and one Post-Closing ACT Warrant on the terms and subject to the conditions set forth in the Warrant Agreement, as applicable. ACT shall cause the Governing Documents of ACT to become (1) in connection with (and as part of) the Domestication, the certificate of incorporation, substantially in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by ACT and the Company, the “Post-Closing ACT Certificate of Incorporation”), and (2) as soon as practicable following the Domestication, but prior to the Closing, the bylaws, substantially in the form attached hereto as Exhibit E (with such changes as may be agreed in writing by ACT and the Company, the “Post-Closing ACT Bylaws”). ACT shall cause the Domestication to be consummated in accordance with applicable Law. ACT and its Representatives shall give the Company and its Representatives a reasonable opportunity to review any applicable documents, certificates or filings in connection with the Domestication and will consider, in good faith, any comments thereto.

Section 2.4 PIPE Subscriptions. Immediately prior to the Closing, ACT shall consummate the transactions contemplated by the PIPE Subscriptions in accordance with the PIPE Subscription Agreements.

Section 2.5 Closing Matters.

(a) The Pre-Closing Company Members and the Company shall cause the Pre-Closing Company LLC Agreement to be amended and restated to be in the form of the Post-Closing Company LLC Agreement and, in connection therewith, all of the Pre-Closing Company Common Units held by the applicable Pre-Closing Company Members shall be re-classified into a number of Post-Closing Company Class B Units, calculated as a function of the Equity Value, as set forth next to such Pre-Closing Company Member’s name on the allocation schedule attached to this Agreement as Schedule I (as may be updated pursuant to Section 2.5(c)), in each case, free and clear of all Liens other than restrictions pursuant to the Company’s Governing Documents, applicable Securities Laws, this Agreement and the Ancillary Documents.

(b) No later than three (3) Business Days prior to the Closing, ACT shall deliver to the Company a reasonably detailed calculation of the Closing Date Contribution Amount (the “Aggregate Transaction Proceeds Schedule”), including each subcomponent thereof, and reasonably detailed supporting documentation. ACT may update the Aggregate Transaction Proceeds Schedule if any of the calculations or amounts shown therein are incorrect as a result of changes in the number of Pre-Closing ACT Shareholders participating in the ACT Shareholder Redemption, not later than one (1) Business Day prior to the Closing Date.

Annex A-19

(c) The Company may update the allocation schedules attached to this Agreement as Schedule I and Schedule II to reflect (i) any correction of any mis-calculations or other error in the amounts shown therein, (ii) the additional accrual of interest on convertible securities following the date hereof, (iii) the issuance of Pre-Closing Company Units permitted by the terms of this Agreement or (iv) an election by the Company to receive, as part of the Closing Date Equity Contribution, a number of Post-Closing ACT Class A Shares in lieu of shares of Post-Closing ACT Class B Shares, in each case, not later than five (5) Business Days prior to the Closing Date. At the Closing, ACT shall contribute to the Company the Closing Date Contribution Amount and, in consideration thereof, the Company shall issue to ACT a number of Post-Closing Company Class A Units, calculated as set forth on Schedule I (as updated, if applicable), free and clear of all Liens other than restrictions pursuant to the Company’s Governing Documents, applicable Securities Laws, this Agreement and the Ancillary Documents.

(d) At the Closing, ACT shall contribute to the Company the number of shares of Post-Closing ACT Class A Shares (to the extent elected by the Company pursuant to Section 2.5(c)), Post-Closing ACT Class B Shares and Post-Closing ACT Class D Shares, in each case, as set forth on the allocation schedule attached to this Agreement as Schedule II (as may be updated pursuant to Section 2.5(c)), free and clear of all Liens other than restrictions pursuant to ACT’s Governing Documents (the “Closing Date Equity Contribution” and, such shares, the “Contributed ACT Shares”). Immediately following the Closing Date Equity Contribution, the Company shall distribute the Contributed ACT Shares to the holders of the Pre-Closing Company Common Units in accordance with the terms of the Post-Closing Company LLC Agreement (the “Special Equity Distribution”). Following the Special Equity Distribution, ACT shall make appropriate book entries to the accounts (as designated in writing by the applicable Pre-Closing Company Members at least five (5) Business Days prior to Closing) evidencing the ownership by the applicable Pre-Closing Company Members of the Contributed ACT Shares.

(e) At the Closing, ACT shall pay or cause to be paid by wire transfer of immediately available funds (i) all documented out-of-pocket fees, expenses and disbursements of the Company for outside counsel and, to the extent required to be paid or reimbursed by the Company, of the Post-Closing Company Members for outside counsel, in each case, incurred in connection with the transactions contemplated by this Agreement and the Ancillary Documents and fees and expenses of the Company for any other agents, advisors, consultants, experts and financial advisors employed by the Company incurred in connection with the transactions contemplated by this Agreement and the Ancillary Documents and (ii) subject to the terms of the Sponsor Letter Agreement, all reasonable, documented out-of-pocket fees, expenses and disbursements of ACT or the ACT Sponsor for outside counsel and fees and expenses of ACT or the ACT Sponsor for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of ACT or the ACT Sponsor incurred in connection with the transactions contemplated by this Agreement and the Ancillary Documents, in each case of clauses (i) and (ii), pursuant to the written instruction of the Company received no later than three (3) Business Days prior to the Closing (along with reasonably detailed supporting documentation).

(f) If, between the date of this Agreement and the Closing, the outstanding Pre-Closing ACT Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, change to capitalization, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of Pre-Closing ACT Shares will be appropriately adjusted to provide to the Pre-Closing Company Members and ACT the same economic effect as contemplated by this Agreement; provided, however, that this Section 2.5(f) shall not (i) be construed to permit ACT or the Company to take any action with respect to their respective Equity Securities that is prohibited by the terms and conditions of this Agreement, or (ii) apply to the Domestication or any other transactions expressly contemplated by this Agreement or any Ancillary Document to the extent consummated in accordance with the terms contemplated by this Agreement and/or such Ancillary Document, as applicable.

Section 2.6 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the date upon which the Closing actually occurs is referred to herein as the “Closing Date”) or at such other place, date and/or time as ACT and the Company may agree in writing.

Annex A-20

Section 2.7 Earnout.

(a) Upon the occurrence of the First Earnout Triggering Event, (i) ACT shall issue to the Earnout Participants, the First ACT Earnout Tranche, allocated among the Earnout Participants in the amount and class of Post-Closing ACT Shares in accordance with Schedule III and (ii) the Company shall issue to the Earnout Participants, the First Company Earnout Tranche, allocated among the Earnout Participants in accordance with Schedule III.

(b) Upon the occurrence of the Second Earnout Triggering Event, (i) ACT shall issue to the Earnout Participants, the Second ACT Earnout Tranche, allocated among the Earnout Participants in the amount and class of Post-Closing ACT Shares in accordance with Schedule III and (ii) the Company shall issue to the Earnout Participants, the Second Company Earnout Tranche, allocated among the Earnout Participants in accordance with Schedule III.

(c) All Post-Closing ACT Shares issued pursuant to this Section 2.7 (i) will be duly authorized, validly issued, fully paid and nonassessable, (ii) will have been issued in compliance with applicable Law, including Securities Laws, in each case, under this clause (ii), in all material respects and (iii) will not have been issued in breach or violation of any preemptive rights or Contract to which ACT is a party or bound, in each case, under this clause (iii), in any material respect. All Post-Closing Company Units (A) will be duly authorized and validly issued, (B) will have been issued in compliance with applicable Law, including Securities Laws, in each case, under this clause (B), in all material respects and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which the Company is a party or bound, in each case, under this clause (C), in any material respect.

(d) If, prior to the issuance of any Post-Closing ACT Shares pursuant to this Section 2.7, the issued and outstanding Post-Closing ACT Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, change to capitalization, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the number of Post-Closing Act Shares issuable pursuant to this Section 2.7 will be equitably adjusted to provide to the Earnout Participants the same economic effect as contemplated by this Agreement. If, prior to the issuance of any Post-Closing Company Units pursuant to this Section 2.7, the issued and outstanding Post-Closing Company Units shall have been changed into a different number of shares or a different class, by reason of any unit distribution, change to capitalization, subdivision, reclassification, recapitalization, split, combination or exchange of units, or any similar event shall have occurred, then the number of Post-Closing Company Units issuable pursuant to this Section 2.7 will be equitably adjusted to provide to the Earnout Participants the same economic effect as contemplated by this Agreement.

Section 2.8 Withholding. ACT and the Group Companies shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding in accordance with applicable Law (including through the request and provision of any statements, forms or other documents that may be required to reduce or eliminate any such deduction or withholding).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Except as set forth in the Company Disclosure Schedules (which shall only qualify the representations and warranties in this Article 3 in the manner set forth in Section 8.8), the Company hereby represents and warrants to ACT, as of the date of this Agreement and as of the Closing, as follows:

Section 3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of incorporation, formation or

Annex A-21

organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Company have been made available to ACT, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement, as of the date hereof, of (i) the number and class or series (as applicable) of all of the Pre-Closing Company Units issued and outstanding as of the date hereof and (ii) the identity of the Persons that are the record owners thereof. Except as set forth on Section 3.2(a) of the Company Disclosure Schedules, as of the date hereof, the Company does not have any issued and outstanding Equity Securities. All of the issued and outstanding Pre-Closing Company Units have been duly authorized and validly issued and are fully paid and non-assessable.

(b) The Pre-Closing Company Units (i) were not issued in violation of the Governing Documents of the Company or any Contract to which the Company is party or bound, in each case, in any material respect, (ii) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, or similar rights of any Person, and (iii) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, in each case under clauses (ii) and (iii), in all material respects. Except as set forth on Section 3.2(b) of the Company Disclosure Schedules, the Company has no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. Except for the Hillman Exchange Agreement, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become issued and outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. Except for the Hillman Exchange Agreement, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Pre-Closing Company Members may vote.

(d) Except as set forth on Section 3.2(d) of the Company Disclosure Schedules, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Pre-Closing Company Units between the Company and any other Person.

Annex A-22

(e) None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(f) Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies of the type described in clause (a) or (b) of the definition of Indebtedness as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

Section 3.3 Authority. The Company has the requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is (or, in the case of any Ancillary Document contemplated hereby to be entered into after the date of this Agreement, will be) a party, and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party, the performance of the Company’s obligations hereby and thereby and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the Company Board and holders of a majority of the voting power of the issued and outstanding Pre-Closing Company Units pursuant to the Company Required Approval. Other than the Company Required Approval and the approval of the Company Board, no other corporate or equivalent action or proceeding on the part of the Company or the Pre-Closing Company Members is necessary to authorize this Agreement or such Ancillary Documents, the Company’s performance of its obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby. This Agreement and each Ancillary Document to which the Company is contemplated hereby to be a party as of the date hereof has been (and each Ancillary Document to which the Company is contemplated hereby to be a party following the execution of this Agreement, will be upon execution thereof) duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or is contemplated to be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The approval and adoption of this Agreement and the transactions contemplated hereby by holders of a majority of the voting power of the issued and outstanding Pre-Closing Company Units, as memorialized by an irrevocable written consent of Opal HoldCo delivered to ACT prior to the execution and delivery of this Agreement (the “Company Required Approval”) is the only vote of the holders of any class or series of equity interests of the Company required to approve and adopt this Agreement, the Ancillary Documents to which the Company is or is contemplated to be a party, the performance of the Company’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to ACT a true and complete copy of the unaudited consolidated balance sheet of the Group Companies as of December 31, 2020 (the “Latest Balance Sheet”), and the related unaudited consolidated statements of operations, members’ equity and cash flows of the Group Companies (the “Financial Statements”), which are attached as Section 3.4(a) of the Company Disclosure Schedules. The Financial Statements (including the notes thereto, if applicable) (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto) and (ii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Group Companies for the period indicated therein.

(b) Except (i) as set forth on the Latest Balance Sheet (and the notes thereto), (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (excluding any Liability directly or indirectly related to a breach of Contract, breach of warranty, tort, Proceeding or violation of, or non-compliance with Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance by the Company of its covenants or agreements in this Agreement or any Ancillary Document to which it is or will be a party or the consummation of the transactions

Annex A-23

contemplated hereby or thereby (including, for the avoidance of doubt, the Company Expenses), (iv) executory obligations under Contracts (excluding any Liability directly or indirectly related to a breach of Contract), (v) that are expressly permitted pursuant to or incurred in accordance with Section 5.1(b) (including as set forth in Section 5.1(b)(i)-(vi) of the Company Disclosure Schedules) and (vi) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liability.

(c) The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(d) Except as set forth on Section 3.4(d) of the Company Disclosure Schedules, since January 1, 2020, (i) as of the date hereof, no Group Company has received any written complaint, allegation, assertion or claim that there is (A) “significant deficiency” in the internal controls over financial reporting of the Group Companies, or (B) a “material weakness” in the internal controls over financial reporting of the Group Companies or (ii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or (iii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.

(b) None of the execution or delivery by the Company of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Company of its obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both), (i) result in a violation or breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

Section 3.6 Permits. Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same would not result in a Company Material Adverse Effect. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms, (ii) there are no Proceedings pending or threatened in writing that would reasonably be expected to result in the revocation, cancellation or termination of any Material Permit and (iii) no written notice of revocation, cancellation or termination of any Material Permit has been received by any Group Company.

Annex A-24

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts (other than Company Employee Benefit Plans) to which a Group Company is, as of the date of this Agreement, a party or by which any of their respective assets are bound and that are not expired or have not been terminated, and excluding any Contract pursuant to which the Company has no material outstanding or executory obligations or Liabilities (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, a “Material Contract”):

(i) any Contract relating to Indebtedness for borrowed money of any Group Company or to the placing of a Lien (other than a Permitted Lien) on any material asset or property of any Group Company;

(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $5,000,000;

(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $5,000,000;

(iv) any (A) joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, or similar Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $5,000,000 annually or (B) other Contract with respect to material Company Licensed Intellectual Property (other than any Non-Scheduled Contract);

(v) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of $5,000,000 annually;

(vi) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case, in excess of $5,000,000 annually;

(vii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person (other than another Group Company) outside of the ordinary course of business or, individually or in the aggregate, in an amount in excess of $5,000,000 or made any capital contribution to, or other investment in, any Person (other than another Group Company);

(viii) any CBA;

(ix) any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;

(x) any Contract with any Person (A) pursuant to which any Group Company (or ACT or any of its Affiliates after the Closing) is or may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any material Intellectual Property Right;

(xi) any Contract providing for any Company Change of Control Payment, and any additional employment or similar Contract with any employee, director or officer of any Group Company that provides for annual base compensation in excess of $400,000;

Annex A-25

(xii) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earnout,” contingent purchase price or other contingent or deferred payment obligation;

(xiii) any settlement, conciliation or similar Contract (A) requiring monetary payments by any Group Company after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes any material, non-monetary obligations on any Group Company (or ACT or any of its Affiliates after the Closing);

(xiv) any Contract involving aggregate consideration to or from the Company in excess of $5,000,000 and relating to the purchase or sale of natural gas (including renewable natural gas), electric energy, capacity, ancillary services and/or renewable energy certificates or credits based on the output of any electric generation facility or renewable natural gas facility;

(xv) any Contract that provides for the interconnection of any electric generation or renewable natural gas facility; and

(xvi) any other Contract involving aggregate consideration to or from any Group Company in excess of $5,000,000 annually and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.

(b) (i) Each Material Contract is valid and binding on the applicable Group Company and, to the Company’s knowledge, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the applicable Group Company and, to the Company’s knowledge, the counterparties thereto are not in breach of, or default under, any Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a breach of, or default under, any Material Contract by the applicable Group Company or, to the Company’s knowledge, the counterparties thereto, in each case, except as would not have a Company Material Adverse Effect. The Company has made available to ACT true and complete copies of all Material Contracts in effect as of the date hereof (other than purchase orders, invoices, and similar confirmatory or administrative documents that are ancillary to the main contractual relationship between the parties to a particular Contract or group of Contracts and that, in each case, do not contain any material executory or continuing terms, conditions, obligations or rights).

Section 3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedules, since June 30, 2021, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Group Companies have conducted their businesses in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of ACT if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(iv)(A), Section 5.1(b)(viii), Section 5.1(b)(ix), Section 5.1(b)(x), Section 5.1(b)(xiii), Section 5.1(b)(xiv) or Section 5.1(b)(xxi) (to the extent related to any of the foregoing).

Section 3.9 Litigation. Except as set forth on Section 3.9 of the Company Disclosure Schedules, since January 1, 2019, there has been no Proceeding by any counterparty not a Party pending or, to the Company’s knowledge, threatened against or involving any Group Company or, to the Company’s knowledge, pending or threatened against or involving any Group Company’s managers, officers, directors or employees (in their capacity as such), except, in each case, as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. To the Company’s knowledge, neither the Group Companies nor any of their respective properties or assets is subject to any material Order, except as set forth on Section 3.9 of the Company Disclosure Schedules. Since January 1, 2019, there have been no material Proceedings by a Group Company pending against any other Person.

Annex A-26

Section 3.10 Compliance with Applicable Law. Except as set forth on Section 3.10 of the Company Disclosure Schedules, each Group Company (a) conducts (and since January 1, 2019 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) as of the date of this Agreement, has not received any written communications or, to the Company’s knowledge, any other communications from a Governmental Entity that alleges that such Group Company is not in compliance with any Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.11 Employee Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Company Employee Benefit Plans (including, for each such Company Employee Benefit Plan, its jurisdiction). With respect to each material Company Employee Benefit Plan, the Group Companies have provided ACT with true and complete copies of the following, as applicable: (i) the governing plan document, including all amendments thereto, and all related trust documents and funding instruments, including any group contracts and insurance policies; (ii) a written summary of the material terms of any Company Employee Benefit Plan that is not set forth in a written document; (iii) the most recent summary plan description together with any summary or summaries of material modifications thereto; (iv) the most recent determination or opinion letter; and (v) the most recently filed annual reports (Form 5500 series and all schedules and financial statements attached thereto).

(b) No Group Company has any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any material Liabilities to provide any retiree or post-termination or post-ownership health or life insurance or other welfare-type benefits to any Person other than group health plan continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full premium cost of coverage. No Group Company has any material Liabilities by reason of at any relevant time being considered a single employer under Section 414 of the Code with any other Person.

(c) Each Company Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has either timely received a favorable determination letter from the Internal Revenue Service or is based on a preapproved plan document that is the subject of a favorable opinion letter from the Internal Revenue Service upon which the Group Companies may rely. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d) Each Company Employee Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and its purpose, and no amount under any such Company Employee Benefit Plan is or has been subject to any interest or additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(e) There is no pending or, to the Company’s knowledge, threatened in writing, material claims or Proceedings with respect to any Company Employee Benefit Plan (other than routine claims for benefits). There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Employee Benefit Plan that have resulted in or could reasonably be expected to result in a material Liability to any Group Company imposed under Section 502(i) or (l) of ERISA or Section 4975 of the Code. With respect to each Company Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(f) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement could not (alone or in combination with any other event, including but not limited to a termination of employment) (i) result in any additional termination payment or severance benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount

Annex A-27

or value of any compensation or benefits payable under any Company Employee Benefit Plan to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits under any Company Employee Benefit Plan to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, or (iv) limit or restrict the right of any Group Company to merge, amend or terminate any Company Employee Benefit Plan (other than any limitations or restrictions that arise by operation of applicable Law).

(g) No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies under any Company Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, result in any payment or benefit under any agreement with any of the Group Companies that could constitute the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or result in the imposition of an excise Tax under Section 4999 of the Code.

(h) The Group Companies have no material obligation to make a “gross-up” or similar payment or to otherwise reimburse any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies in respect of any Taxes that may become payable under Section 4999 or 409A of the Code.

(i) Each Company Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Company Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued.

Section 3.12 Environmental Matters.

(a) Each Group Company is (and since January 1, 2019 has been) in compliance with all Environmental Laws, which compliance has included obtaining, maintaining and complying with all Permits that are required pursuant to Environmental Laws for the occupation of their facilities and the operation of the business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Each Permit necessary for the Business or required under applicable Environmental Law has already been obtained by the Group Companies or, to the Knowledge of the Group Companies, will be obtained in due course and without unanticipated cost or adverse conditions prior to the time the same is required to be obtained under Environmental Law, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(b) None of the Group Companies have received any written communication or, to the Company’s knowledge, other communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation of, or Liability under, any Environmental Laws, in each case, since January 1, 2019 or that either remains pending or unresolved, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(c) Except as set forth on Section 3.12(c) of the Company Disclosure Schedules, there is (and since January 1, 2019 there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against or involving any Group Company in respect of any Environmental Laws, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(d) Except as set forth on Section 3.12(d) of the Company Disclosure Schedules, the Group Companies have not manufactured, released, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, sold, distributed or exposed any Person to, any Hazardous Substance, and no current or former property or facility is or has been contaminated by any Hazardous Substance, in each case, so as to give rise to any material Liability pursuant to any Environmental Laws.

Annex A-28

(e) The Group Companies have not assumed, undertaken or provided an indemnity with respect to, or otherwise become subject to, a material Liability of any other Person under Environmental Laws.

(f) The Group Companies have made available to ACT copies of all environmental assessments, audits and reports and all other material environmental, health and safety documents that are in any Group Company’s possession or reasonable control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property and (ii) material unregistered Marks and Copyrights owned by any Group Company, in each case, as of the date of this Agreement. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b) As of the date of this Agreement, all necessary fees and filings with respect to any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such material Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any material Intellectual Property Right has been cancelled, abandoned, allowed to lapse or not renewed. As of the date of this Agreement, there are no material Proceedings pending that relate to any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.

(c) A Group Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property, free and clear of all Liens or obligations to others (other than Permitted Liens). For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Owned Intellectual Property on anything other than a non-exclusive basis. Section 3.13(c) of the Company Disclosure Schedules sets forth a list of all current (i.e., not terminated or expired) Contracts for material Company Licensed Intellectual Property as of the date of this Agreement pursuant to which any Group Company has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not exercisable) or interest in, such material Company Licensed Intellectual Property, other than any of the following (the “Non-Scheduled Contracts”): (A) Contracts for Off-the-Shelf Software, (B) Contracts for Public Software, (C) non-disclosure Contracts and (D) Contracts with licenses granted by employees, individual consultants or individual contractors of any Group Company to a Group Company that do not materially differ from the Group Companies’ form therefor that has been made available to ACT. The applicable Group Company has valid rights under all of its Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. The Company Owned Intellectual Property and the Company Licensed Intellectual Property, to the Company’s knowledge, constitute all of the Intellectual Property Rights used or held for use by the Group Companies in the operation of their respective businesses, and all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects. The Company Registered Intellectual Property (other than Company Registered Intellectual Property that has been applied for but not issued as registered), to the Company’s knowledge, is valid and enforceable, and, to the Company’s knowledge, all of the Group Companies’ rights in and to the Company Registered Intellectual Property, the Company Owned Intellectual Property and the Company Licensed Intellectual Property, are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Annex A-29

(d) Each Group Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property since January 1, 2019 (each such person, a “Creator”) have agreed to maintain and protect the trade secrets and confidential information of all Group Companies. Each Creator has assigned (or has executed an agreement containing a present assignment to such Group Company) all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company, other than such Intellectual Property Rights that cannot be assigned under applicable Law.

(e) Each Group Company takes reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by each Group Company that the applicable Group Company desires to maintain as confidential. Without limiting the foregoing, each Group Company has not disclosed any material trade secrets, know-how or confidential information that the applicable Group Company desired to maintain as confidential to any other Person unless such disclosure was under an appropriate contractual, fiduciary or professional non-disclosure obligations. To the Company’s knowledge, since January 1, 2019, there has been no violation or unauthorized access to or disclosure of any material trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.

(f) None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(g) To the Company’s knowledge, neither the conduct of the business of the Group Companies nor any of the Company Owned Intellectual Property offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Owned Intellectual Property as authorized by any Group Company infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(h) Since January 1, 2019, there is no material Proceeding pending nor has any Group Company received any written communications or, to the Company’s knowledge, any other communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property in any material respect. Since January 1, 2019, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.

(j) To the Company’s knowledge, each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Company business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the confidential Software source code that is Company Owned Intellectual Property, and no other Person has been granted any right, contingent or otherwise, to obtain access to or use any such Software source code. To the Company’s knowledge, no event has occurred that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license or disclosure of any confidential Software source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

Annex A-30

(k) No Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.14 Labor Matters.

(a) Since January 1, 2019, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies, (i) none of the Group Companies (A) has or has had any Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalties, fines, interest, or other sums for failure to pay or delinquency in paying such compensation, and (B) has or has had any Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the ordinary course of business) and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company.

(b) Since January 1, 2019, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor are they reasonably expected to incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(c) No Group Company is a party to or bound by any CBA and no employees of the Group Companies are represented by any labor union, labor organization, works council, employee delegate, representative or other employee collective group with respect to their employment. There is no duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group, including in connection with the execution and delivery of this Agreement, the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby. There are, and since January 1, 2019, there have been, no actual or, to the Company’s knowledge, threatened material unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, there are, and since January 1, 2019, there have been, no labor organizing activities with respect to any employees of any Group Company.

(d) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred since January 1, 2020 or, as of the date of this Agreement, is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guideline or recommendation by any Governmental Entity in connection with or in response to COVID-19. As of the date of this Agreement, the Group Companies have not otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, Order, directive, guideline or recommendation by any Governmental Entity in connection with or in response to COVID-19.

Annex A-31

(e) Each Group Company has promptly, thoroughly and impartially investigated all sexual harassment allegations of which any of them is aware and has taken prompt corrective action, where applicable. No Group Company reasonably expects any material Liabilities with respect to any such allegations or is aware of any allegations relating to officers or directors of any Group Company, that, if known to the public, would bring such Group Company into material disrepute.

Section 3.15 Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to ACT. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as would not have a Company Material Adverse Effect.

Section 3.16 Tax Matters.

(a) Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) No Group Company is currently the subject of a Tax audit or examination or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(i) No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

Annex A-32

(k) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) Each Group Company is tax resident only in its jurisdiction of formation.

(m) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business that would cause it to be subject to tax in a country other than the country in which it is organized.

(n) No Group Company (nor any direct or indirect equity owner thereof) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in or use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (i) closing (or similar) agreement executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) of the Code to defer the payment of any liability for Taxes.

(o) No Group Company owns any interest (directly or indirectly) in any controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1297 of the Code).

(p) No Group Company has made any election or otherwise taken any action to cause the Partnership Tax Audit Rules to apply to such Group Company at any earlier date than is required by applicable Law.

(q) Each Group Company is, and since its formation has been, properly classified as a partnership (and not as a publicly traded partnership within the meaning of Section 7704(b) of the Code) or disregarded entity for U.S. federal and applicable state and local income tax purposes.

(r) (i) No Group Company has deferred any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that may be deferred pursuant to Section 2302 of the CARES Act, (ii) no Group Company has deferred any payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) pursuant to or in connection with the Payroll Tax Executive Order and (iii) no Group Company nor any Affiliate that would be aggregated with such Group Company and treated as one employer for purposes of Section 2301 of the CARES Act, has sought or obtained, or intends to seek or obtain a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act. To the extent applicable, each Group Company has properly complied in all material respects with all Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act or any similar provision of state or local Law.

Section 3.17 Brokers. Except for fees (including a good faith estimate of the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. Section 3.18(a) of the Company Disclosure Schedules sets forth the address of each Owned Real Property. With respect to each Owned Real Property: (i) the relevant Group Company has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens, (ii) except as set forth on Section 3.18(a) of the Company Disclosure Schedules, no Group Company has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; and (iii) other than the right of ACT pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No Group Company is a party to any agreement or option to purchase any real property or interest therein.

Annex A-33

(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased, subleased, licensed or similarly used or occupied by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) have been made available to ACT. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any counterparty under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by any counterparty to any Real Property Lease. The Group Companies’ possession and quiet enjoyment of the Leased Real Property under any Real Property Lease has not been materially disturbed, and to the Company’s knowledge, there are no material disputes with respect to any Real Property Lease. Except as set forth on Section 3.18(b) of the Company Disclosure Schedules, none of the Group Companies have (i) subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof or (ii) collaterally assigned or granted any other security interest in any Real Property Lease or any interest therein. The Leased Real Property comprises all of the real property used by the Group Companies in in the Group Companies’ businesses.

(c) Real Property Used in the Business. The Owned Real Property and the Leased Real Property (collectively, the “Real Property”) comprises all of the real property used by the Group Companies in in the Group Companies’ businesses.

(d) Improvements. All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property are sufficient for the operation of the Group Companies’ business.

(e) Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.

(f) Assets. Each Group Company has good and marketable title to, or, in the case of leased or subleased assets, an enforceable leasehold interest in, or, in the case of licensed assets, a valid license in, all of its material tangible assets, free and clear of all Liens other than Permitted Liens (collectively, the “Assets”), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any employee, officer, director, equityholder or Affiliate of any Group Company or any spouse, child or member of the same household of any officer, director or employee of any Group Company or any Affiliate of any Group Company, on the other hand (each Person identified in this clause (b), a “Company Affiliated Party”), other than (i) Contracts with respect to a Company Affiliated Party’s status as an (A) employee (including Company Employee Benefit Plans and other ordinary course compensation) entered into in the ordinary course of business, or (B) consultant or other non-employee service provider of the Company that have been made available to ACT and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) (including as set forth in Section 5.1(b)(i)-(vi) of the Company Disclosure Schedules) or entered into in accordance with Section 5.1(b), (iii) Contracts with respect to a Pre-Closing Company Member and (iv) customary director and officer indemnification agreements that have been made available to ACT. No Company Affiliated Party (A) owns any material interest in any material asset or property used in any Group Company’s business, or (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material supplier, vendor, partner, customer, lessor or other material business relation of any Group Company. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 3.19) are referred to herein as “Company Affiliated Party Transactions”.

Annex A-34

Section 3.20 Data Privacy and Security.

(a) There is (and since January 1, 2019 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company initiated by any Person (including (i) the United States Federal Trade Commission, any state attorney general or similar state official, (ii) any other Governmental Entity, foreign or domestic or (iii) any regulatory or self-regulatory entity) alleging that any Processing of Personal Data by or on behalf of a Group Company is or was in violation of any Data Security Requirements. Except as otherwise set on Section 3.20(a) of the Company Disclosure Schedules, the Group Companies and the conduct of their business are in material compliance with all Data Security Requirements.

(b) Since January 1, 2019, (i) to the Company’s knowledge, there has been no unauthorized access to, or unauthorized use, disclosure, or Processing of Personal Data in the possession or control of any Group Company and the Group Companies have not been notified by any of its contractors with regard to any unauthorized access to, or unauthorized use, disclosure, or Processing of Personal Data obtained from or on behalf of a Group Company, (ii) to the Company’s knowledge, there have been no Security Incidents or other unauthorized intrusions or breaches of security into any Company IT Systems, and (iii) none of the Group Companies has notified or been required to notify any Person of any (A) loss, theft or damage of, or (B) other unauthorized or unlawful access to, or use, disclosure or other Processing of, Personal Data, that would require notification to a Person or Governmental Entity pursuant to Data Security Requirements.

(c) The Company IT Systems are sufficient in all material respects for the operation of the business as currently conducted by the Group Company. Each Group Company owns or has a license or other right to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted. To the Company’s knowledge, all Company IT Systems are (i) free from Malicious Code, and (ii) in sufficiently good working condition to effectively perform all information technology operations necessary for the operation of the Business as currently conducted (except for ordinary wear and tear). Since January 1, 2019, there have not been any material failures, breakdowns or continued substandard performance of any Company IT Systems that have caused a material failure or material disruption of the Company IT Systems other than routine failures or disruptions that have been remediated in the ordinary course of business.

Section 3.21 Compliance with International Trade & Anti-Corruption Laws.

(a) None of the Group Companies, any of their respective officers, directors or employees or, to the Company’s knowledge, any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since January 1, 2019, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any country or territory which is or has, since January 1, 2019, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

(b) None of the Group Companies, any of their respective officers, directors or employees or, to the Company’s knowledge, any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 3.22 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing ACT Shareholders or at the time of the ACT Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading;

Annex A-35

provided, however, notwithstanding the foregoing provisions of this Section 3.22, no representation or warranty is made by either the Group Companies with respect to information or statements made or incorporated by reference in the Registration Statement/Proxy Statement that were not supplied by or on behalf of the Group Companies for use therein.

Section 3.23 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, ACT and (ii) it has been furnished with or given access to such documents and information about ACT and its business and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of ACT or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of ACT or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.24 Specified Matters. Except as set forth on Section 3.24 of the Company Disclosure Schedules, there are no Losses incurred by, suffered by or owing by the Group Companies as of the date hereof caused by, arising out of, or resulting from the following matters, to the extent attributable to the ownership, use or operation of any of the Assets:

(a) except with respect to any Casualty Losses, any third party injury or death, or damage of third party properties occurring on or with respect to the ownership or operation of any Assets prior to the date hereof;

(b) any material civil fines or penalties or criminal sanctions imposed on a Group Company, to the extent resulting from any violation of applicable Law prior to the date hereof; and

(c) any transportation or disposal of a Hazardous Substance (other than Hydrocarbons) from any Asset to a site that is not an Asset prior to date hereof that would be in material violation of applicable Environmental Law or that would arise out of a material liability under applicable Environmental Law.

Section 3.25 Regulatory Status.

(a) Each electric generation facility owned by a Group Company has self-certified as a Qualifying Facility before FERC and is a Qualifying Facility.

(b) No Group Company has any tariff or rate schedule on file with FERC and no Group Company is required to have any tariff or rate schedule on file with FERC.

(c) No Group Company is subject to, or not exempt from, financial, organizational, or rate regulation as an “electric utility” (as that term is used in 18 C.F.R. § 292.602(c)) by any State Commission under any state laws or regulations.

(d) No pre-Closing consent, approval or authorization, registration or filing is required by FERC or any State Commission in connection with the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated herein.

Annex A-36

Section 3.26 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ACT OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ACT OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE GROUP COMPANIES’ MANAGEMENT OR ON BEHALF OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ACT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY GROUP COMPANY, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ACT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO ACT

Except (a) as set forth on the ACT Disclosure Schedules, (which will only qualify the representations and warranties set forth in this Article 4 in the manner set forth in Section 8.8), or (b) as set forth in any ACT SEC Reports publicly filed with the SEC prior to the date of this Agreement (excluding (x) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, (y) any information incorporated by reference into the ACT SEC Reports (other than from other ACT SEC Reports), or (z) any information or disclosure subject to a confidential treatment order or not otherwise publicly available); provided, however, that nothing set forth in or disclosed in the ACT SEC Reports will qualify, or been deemed to qualify, the representations and warranties set forth in Section 4.6, Section 4.9, Section 4.11 and Section 4.17, ACT hereby represents and warrants to the Company, as of the date of this Agreement and as of the Closing, as follows:

Section 4.1 Organization and Qualification. ACT is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Governing Documents of ACT are in full force and effect, and ACT is not in breach or violation of any provision set forth in its Governing Documents.

Section 4.2 Authority. ACT has the requisite exempted company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is (or, in the case of any Ancillary Document contemplated hereby to be entered into after the date of this Agreement, will be) a party and, subject to the receipt of the ACT Shareholder Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which ACT is or will be a party, the performance of ACT’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby (including the ACT Share Conversion, the Domestication and the ACT Contribution) have been duly and validly authorized and unanimously approved by the ACT Board (including that, as of the date hereof, the ACT Board has unanimously made, and has not revoked, the ACT Board

Annex A-37

Recommendation) and upon receipt of the Required ACT Shareholder Approval, no other corporate or equivalent action or proceeding on the part of any holder of ACT capital stock or ACT is necessary to authorize this Agreement or such Ancillary Documents, the performance of ACT’s obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby (including the ACT Share Conversion, the Domestication and the ACT Contribution). This Agreement and each Ancillary Document to which ACT is contemplated hereby to be a party as of the date hereof has been (and each Ancillary Document to which ACT is contemplated hereby to be a party following the execution of this Agreement, will be upon execution thereof), duly and validly executed and delivered by ACT and constitutes (or, with respect to each Ancillary Document contemplated to be executed after the execution of this Agreement, will constitute upon execution thereof), a valid, legal and binding agreement of ACT (assuming this Agreement has been and the Ancillary Documents to which ACT is or is contemplated to be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto), enforceable against ACT in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The Required ACT Shareholder Approval is the only vote or consent of the holders of any class or series of capital stock of ACT required to approve and adopt this Agreement, the Ancillary Documents to which ACT is or is contemplated to be a party, the performance of ACT’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby (including the ACT Share Conversion, the Domestication and the ACT Contribution).

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of ACT with respect to ACT’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit the Post-Closing ACT Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iv) such filings required in connection with the Domestication, or (v) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have an ACT Material Adverse Effect. ACT is its own ultimate parent entity (as such term is defined in the HSR Act).

(b) None of the execution or delivery by ACT of this Agreement or any Ancillary Document to which it is or will be a party, the performance by ACT of its obligations hereunder or thereunder or the consummation by ACT of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Governing Documents of ACT, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which ACT is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which ACT or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of an ACT, except in the case of any of clauses (ii) through (iv) above, as would not have an ACT Material Adverse Effect.

Section 4.4 Brokers. Except for fees (including a good faith estimate of the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the ACT Disclosure Schedules (which fees shall be the sole responsibility of the ACT), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ACT or any of its Affiliates for which ACT has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of ACT expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing ACT Shareholders or at the time of the ACT Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the

Annex A-38

statements therein, in light of the circumstances under which they are made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by ACT with respect to information or statements made or incorporated by reference in the Registration Statement/Proxy Statement that were not supplied by or on behalf of ACT for use therein.

Section 4.6 Capitalization of ACT.

(a) Section 4.6(a) of the ACT Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding Pre-Closing ACT Shares and the Pre-Closing ACT Warrants prior to the consummation of the Domestication. All outstanding Pre-Closing ACT Shares (except to the extent such concepts are not applicable under the applicable Law of ACT’s jurisdiction of incorporation or other applicable Law) prior to the consummation of the Domestication have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Interests (i) were not issued in violation of the Governing Documents of ACT or in violation of any other Contracts to which ACT is a party or otherwise bound, in each case, in any material respect, (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of ACT) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person and (iii) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, in each case under clause (ii) and (iii), in all material respects. Except for the Pre-Closing ACT Shares and the Pre-Closing ACT Warrants set forth on Section 4.6(a) of the ACT Disclosure Schedules (taking into account, for the avoidance of doubt, any changes or adjustments to the Pre-Closing ACT Shares and the Pre-Closing ACT Warrants as a result of, or to give effect to, the Domestication), immediately prior to Closing and before giving effect to the PIPE Financing and the ACT Shareholder Redemption, there shall be no other Equity Securities of ACT issued and outstanding.

(b) Subject to approval of the Transaction Proposals and upon issuance in accordance with the terms of this Agreement, immediately after the Closing, (i) the authorized number of shares of capital stock of ACT will be sufficient to permit the issuance of all Post-Closing ACT Shares to be issued or reserved in connection with the transactions contemplated by this Agreement and the other Ancillary Documents, and (ii) all of the issued and outstanding Post-Closing ACT Shares (A) will be duly authorized, validly issued, fully paid and nonassessable, (B) will have been issued in compliance with applicable Law, including Securities Laws, in each case under clause (B), in all material respects and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which ACT is a party or bound, in each case under clause (C), in any material respect.

(c) Except (i) as set forth on Section 4.6(a) of the ACT Disclosure Schedules, (ii) for the issuance of the Post-Closing ACT Shares as expressly contemplated by this Agreement or the PIPE Subscription Agreements or the entry into the applicable Ancillary Documents or (iii) as permitted to be issued, granted or entered into, as applicable, pursuant to Section 5.10(h) (including as set forth in Section 5.10(h) of the ACT Disclosure Schedules) in accordance with Section 5.10(h), ACT has no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restrictive stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts or commitment that could require ACT to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of ACT. There are no outstanding bonds, debentures, notes or other indebtedness of ACT having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Pre-Closing ACT Shareholders may vote. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of ACT’s Equity Securities between ACT and any other Person. ACT is not a party to any shareholders agreement, or registration rights agreement relating to Pre-Closing ACT Shares or any other Equity Securities of ACT. There are no securities issued by or to which ACT is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, in each case, that have not been or will not be waived on or prior to the Closing Date.

(d) ACT does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and ACT is not a partner or member of any partnership, limited liability company or joint venture.

Annex A-39

Section 4.7 SEC Filings. ACT has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “ACT SEC Reports”), and, as of the Closing, will have timely filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement/Proxy Statement, the “Additional ACT SEC Reports”). Each of the ACT SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional ACT SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the ACT SEC Reports or the Additional ACT SEC Reports. As of their respective dates of filing, the ACT SEC Reports did not, and the Additional ACT SEC Reports will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional ACT SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the ACT SEC Reports. To the knowledge of ACT, none of the ACT SEC Reports are subject to ongoing SEC review or investigation as of the date hereof.

Section 4.8 Absence of Changes. Since January 13, 2021, no ACT Material Adverse Effect has occurred.

Section 4.9 Contracts; No Defaults.

(a) Section 4.9(a) of the ACT Disclosure Schedules contains a listing of all Contracts including every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements) to which ACT is a party or by which any of its assets are bound as of the date hereof.

(b) Each Contract of a type required to be listed on Section ٤.٩(a) of the ACT Disclosure Schedules (each, an “ACT Material Contract”), (i) is valid and binding on ACT and, to ACT’s knowledge, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against ACT and, to ACT’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) ACT and, to ACT’s knowledge, the counterparties thereto are not in material breach of, or default under, any ACT Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any ACT Material Contract by ACT or, to ACT’s knowledge, the counterparties thereto. ACT has made available to the Company true and complete copies of all ACT Material Contracts in effect as of the date hereof (it being understood and agreed, for the avoidance of doubt, that each ACT Material Contract set forth in any ACT SEC Report that is publicly available as of the date hereof shall be deemed to have been made available to the Company pursuant to this sentence).

Section 4.10 Investment Company Act. ACT is not an “investment company” within the meaning of the Investment Company Act.

Section 4.11 Trust Account; Financial Ability. As of the date of this Agreement, ACT has an amount in cash in the Trust Account equal to at least $310,000,000 (including an aggregate of approximately $10,900,000 of deferred underwriting commissions and other fees being held in the Trust Account). The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated March 25, 2021 (the “Trust Agreement”), between ACT and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether

Annex A-40

written or unwritten, express or implied) that would cause the description of the Trust Agreement in the ACT SEC Reports to be inaccurate or, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing ACT Shareholders who shall have elected to redeem their Pre-Closing ACT Class A Shares pursuant to the Governing Documents of ACT or (iii) if ACT fails to complete a business combination within the allotted time period set forth in the Governing Documents of ACT and liquidates the Trust Account, subject to the terms of the Trust Agreement, ACT (in limited amounts to permit ACT to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of ACT) and then the Pre-Closing ACT Shareholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of ACT and the Trust Agreement. ACT has performed all material obligations required to be performed by it, and is not in material breach or default, or delinquent in performance in any material respect or any other respect (claimed or actual) in any material respect, under the Trust Agreement, and, to ACT’s knowledge, no event has occurred which (with due notice or lapse of time or both) would constitute a material default under the Trust Agreement. There are no Proceedings pending, or to ACT’s knowledge, threatened with respect to the Trust Account. Since March 25, 2021, ACT has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby (including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing ACT Shareholders who have elected to redeem their Pre-Closing ACT Class A Shares pursuant to the Governing Documents of ACT, each in accordance with the terms of and as set forth in the Trust Agreement), ACT shall have no further obligation under either the Trust Agreement or the Governing Documents of ACT to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, ACT has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds then available in the Trust Account will not be available to ACT on the Closing Date.

Section 4.12 Transactions with Affiliates. Section 4.12 of the ACT Disclosure Schedules sets forth all Contracts between (a) ACT, on the one hand, and (b) any employee, officer, director, equityholder or Affiliate (including, solely for purposes of this Section 4.12, ArcLight Capital Partners, LLC and its Affiliates, including the ACT Sponsor) of ACT or any spouse, child or member of the same household of any officer, director or employee of ACT, the ACT Sponsor, or any of their respective Affiliates, on the other hand (each Person identified in this clause (b), an “ACT Affiliated Party”), other than (i) Contracts with respect to an ACT Affiliated Party’s employment with, or the provision of services to, ACT entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 (including as set forth in Section 5.10(a)-(r) of the ACT Disclosure Schedules) or entered into in accordance with Section 5.10, (iii) Contracts with respect to a Person’s status as a Pre-Closing ACT Shareholder and (iv) customary director and officer indemnification agreements that have been made available to the Company or are in the form that is publicly filed with the SEC. No ACT Affiliated Party (A) owns any material interest in any material asset or property used in the business of ACT, or (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material supplier, vendor, partner, customer, lessor or other material business relation of ACT. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.12 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 4.12) are referred to herein as “ACT Affiliated Party Transactions”.

Section 4.13 Litigation. There is (and since ACT’s incorporation, there has been) no Proceeding by any counterparty not a Party hereto, pending or, to ACT’s knowledge, threatened against or involving ACT, or, to ACT’s knowledge, pending or threatened against or involving ACT’s managers, officers, directors or employees (in their capacity as such), that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to ACT. Neither ACT nor any of its properties or assets is subject to any material Order. Since ACT’s incorporation through the date hereof, there have been no material Proceedings by ACT pending against any other Person.

Annex A-41

Section 4.14 Compliance with Applicable Law. ACT (a) is (and since its incorporation, has been) in compliance with all applicable Laws, and (b) as of the date of this Agreement, has not received any written communications or, to ACT’s knowledge, any other communications from a Governmental Entity that alleges that ACT is not in compliance with any Law or Order, except in each case of except in the case of clauses (a) and (b) as is not and would not reasonably be expected, individually or in the aggregate, material to ACT.

Section 4.15 ACT Activities. Since its incorporation, ACT has not conducted any business activities other than activities (a) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (b) directed toward the accomplishment of a business or similar combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Documents or the consummation of the transactions contemplated hereby or thereby or (c) those that are administrative, ministerial or otherwise immaterial in nature. Except for this Agreement or the Ancillary Documents, there is no Contract binding upon ACT or to which ACT is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

Section 4.16 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of ACT’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) ACT has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of ACT’s financial reporting and the preparation of ACT’s financial statements for external purposes in accordance with GAAP and (ii) ACT has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to ACT is made known to ACT’s principal executive officer and principal financial officer by others within ACT.

(b) ACT has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by ACT to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of ACT.

(c) Since its initial public offering, except as set forth on Section 4.16(c) of the ACT Disclosure Schedules, ACT has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The Pre-Closing ACT Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no Proceeding pending or, to ACT’s knowledge, threatened against ACT by Nasdaq or the SEC with respect to any intention by such entity to deregister Pre-Closing ACT Class A Shares or the Post-Closing ACT Class A Shares or prohibit or terminate the listing of Pre-Closing ACT Class A Shares or the Post-Closing ACT Class A Shares on Nasdaq. ACT has not taken any action that is designed to terminate the registration of Pre-Closing ACT Class A Shares or the Post-Closing ACT Class A Shares under the Exchange Act.

(d) The ACT SEC Reports contain true and complete copies of the applicable ACT Financial Statements. The ACT Financial Statements (i) fairly present in all material respects the financial position of ACT as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto) and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto, (iii) in the case of the audited ACT Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

Annex A-42

(e) ACT has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for ACT’s and its Subsidiaries’ assets. ACT maintains and, for all periods covered by the ACT Financial Statements, has maintained books and records of ACT in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of ACT in all material respects.

(f) Except as disclosed on Section 4.16(f) of the ACT Disclosure Schedules, since its incorporation, ACT has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of ACT, (ii) a “material weakness” in the internal controls over financial reporting of ACT or (iii) fraud, whether or not material, that involves management or other employees of ACT who have a significant role in the internal controls over financial reporting of ACT.

Section 4.17 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.17 of the ACT Disclosure Schedules, (b) ACT Expenses incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.17 of the ACT Disclosure Schedules), (c) incurred in connection with or incident or related to ACT’s incorporation or continuing corporate (or similar) existence of ACT, in each case, which are immaterial in nature, (d) that are immaterial and incurred in connection with activities that are administrative or ministerial in nature, (e) set forth on (or in the notes to) the balance sheet of ACT contained in the Quarterly Report on Form 10-Q, filed with the SEC on November 5, 2021 (the “Latest ACT Balance Sheet”), (f) that have arisen since the date of the Latest ACT Balance Sheet in the ordinary course of business (excluding any Liabilities directly or indirectly related to a breach of Contract, breach of warranty, tort, Proceeding or violation of, or non-compliance with Law), (g) that are first incurred after the date hereof, expressly permitted pursuant to the terms Section 5.10 (including as set forth in Section 5.10(a)-(r) of the ACT Disclosure Schedules), or incurred in accordance with Section 5.10 or (h) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to ACT, ACT does not have any Liabilities.

Section 4.18 Employees. Other than any officers as described in the ACT SEC Reports, ACT has never employed any employees or retained any contractors. ACT has never maintained, sponsored, contributed to or had any direct liability under, and does not currently maintain, sponsor, contribute to or have any direct liability under, any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control compensation, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements.

Section 4.19 Employee Plans.

(a) ACT does not have any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. ACT does not have any material Liabilities to provide any retiree or post-termination or post-ownership health or life insurance or other welfare-type benefits to any Person other than group health plan continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full premium cost of coverage and other than any benefits provided under the ACT Employee Benefit Plans that are long-term or short-term disability benefit plans in accordance with the terms of such plans. ACT does not have any material Liabilities by reason of at any relevant time being considered a single employer under Section 414 of the Code with any other Person.

(b) No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of ACT under any ACT Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, result in any payments or benefits under any agreement with ACT that could constitute the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or result in the imposition of an excise Tax under Section 4999 of the Code.

Annex A-43

Section 4.20 Tax Matters.

(a) ACT has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and ACT has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) ACT has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) ACT is not currently the subject of a Tax audit or examination and has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) ACT has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to ACT which agreement or ruling would be effective after the Closing Date.

(f) ACT is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g) There are no Liens for material Taxes on any assets of ACT other than Permitted Liens.

(h) During the two (2) year period ending on the date of this Agreement, ACT was not a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(i) ACT (i) has not been a member of an affiliated group filing a consolidated federal income Tax return (other than a group the common parent of which was ACT) and (ii) has no material Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where ACT does not file Tax Returns that ACT is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k) ACT is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and ACT is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l) ACT is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(m) ACT has no permanent establishment (within the meaning of an applicable Tax treaty) and does not otherwise have an office or fixed place of business that would cause it to be subject to tax in a country other than the country in which it is organized.

Annex A-44

(n) ACT (nor any direct or indirect equity owner thereof) will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (a) change in or use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (b) closing (or similar) agreement executed on or prior to the Closing Date, (c) installment sale or open transaction disposition made on or prior to the Closing Date, or (d) prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(o) ACT has not deferred any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that may be deferred pursuant to Section 2302 of the CARES Act; no Group Company has deferred any payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) pursuant to or in connection with the Payroll Tax Executive Order; and ACT has not sought or obtained, and does not intend to seek or obtain a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act. To the extent applicable, ACT has properly complied in all material respects with all Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act or any similar provision of state or local Law.

(p) As of the date of this Agreement, ACT has not taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the ACT Share Conversion, the Domestication or the ACT Cash Contribution from qualifying for the Intended Tax Treatment. To the knowledge of ACT, no facts or circumstances exist as of the date of this Agreement that could reasonably be expected to prevent the ACT Share Conversion, the Domestication or the ACT Cash Contribution from qualifying for the Intended Tax Treatment.

Section 4.21 CFIUS Foreign Person Status. ACT is not a “foreign person” or a “foreign entity,” as defined in Section 721 of the Defense Production Act of 1950, including all implementing regulations thereof (the “DPA”). ACT is not controlled by a “foreign person,” as defined in the DPA. ACT does not permit any foreign person affiliated with ACT, whether affiliated as a limited partner or otherwise, to obtain through ACT any of the following with respect to ACT: (a) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of ACT; (b) membership or observer rights on the Board of Directors or equivalent governing body of ACT or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of ACT; (c) any involvement, other than through the voting of shares, in the substantive decision-making of ACT regarding (i) the use, development, acquisition, or release of any “critical technology” (as defined in the DPA), (ii) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by ACT, or (iii) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA); or (d) “control” of the Company (as defined in the DPA).

Section 4.22 Compliance with International Trade & Anti-Corruption Laws.

(a) Since ACT’s incorporation, neither ACT nor, ACT’s respective officers, directors or employees or, to ACT’s knowledge, any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been: (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)-(iii) or any country or territory which is or has, since ACT’s incorporation, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).

(b) Since ACT’s incorporation, none of ACT, any of its officers or directors or, to ACT’s knowledge, any of its other Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.

Section 4.23 Change of Control Payments. Section 4.23 of the ACT Disclosure Schedules set forth a list of all ACT Change of Control Payments as of the date of this Agreement.

Annex A-45

Section 4.24 PIPE Financing. ACT has delivered to the Company true, correct and complete copies of the fully executed PIPE Subscription Agreements as in effect as of the date hereof, each of which is substantially in the form attached as Exhibit B, pursuant to which the PIPE Investors have collectively committed, on the terms and subject to the conditions therein, to purchase an aggregate of 12,500,000 Post-Closing ACT Class A Shares for $10.00 per share. Each of the PIPE Subscription Agreements, as of the date hereof, is in full force and effect (assuming, with respect to each PIPE Investor, that each such PIPE Subscription Agreement has been duly authorized, executed and delivered by each applicable PIPE Investor), and as of the date hereof, none of the PIPE Subscription Agreements have been withdrawn, rescinded, terminated, amended or modified in any respect, and, to ACT’s knowledge, no withdrawal, rescission, termination, amendment or modification is contemplated as of the date hereof. Each PIPE Subscription Agreement is a legal, valid and binding obligation of ACT and, to ACT’s knowledge, each PIPE Investor, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. None of the execution, delivery or performance of obligations under such PIPE Subscription Agreement by ACT or, to ACT’s knowledge, each PIPE Investor, violates any Laws. ACT is not in breach of any of its representations or warranties, or the terms or conditions, set forth in any of the PIPE Subscription Agreements. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default of, or failure to satisfy, any condition precedent or any material term or condition set forth in any PIPE Subscriptions Agreement. As of the date hereof, ACT has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any PIPE Subscription Agreement. As of the date hereof, assuming the accuracy of the representations and warranties contained in Article 3 in all material respects and, with respect to each PIPE Investor, the representations and warranties of each PIPE Investor in the applicable PIPE Subscription Agreement in all material respects, the performance by the Company of its covenants, agreements and obligations to be performed prior to the Closing hereunder in all material respects and, with respect to each PIPE Investor, the performance by each PIPE Investor of its covenants, agreements and obligations under the applicable PIPE Subscription Agreement in all material respects, ACT (a) has no knowledge that any event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under any of the PIPE Subscription Agreements, (b) has no knowledge of any fact, event or other occurrence that makes any of the representations or warranties of ACT in any of the PIPE Subscription Agreements inaccurate in any material respect and (c) has no knowledge that any of the conditions to the consummation of the transactions contemplated by the PIPE Subscription Agreements will not be satisfied when required thereunder or that the transaction proceeds contemplated by the PIPE Subscription Agreements will not be made available when required thereunder. As of the date of this Agreement, no PIPE Investor has notified ACT of its intention to terminate all or any portion of the Subscription Amount (as defined in the PIPE Subscription Agreements) or not to provide the financing contemplated thereunder. Other than as set forth in the PIPE Subscription Agreements, (i) there are no conditions precedent or contingencies to the obligations of the PIPE Investors to contribute to ACT the applicable portion of the PIPE Financing Amount set forth in the PIPE Subscription Agreements on the terms therein, and (ii) there are no side letters or other agreements, understandings, contracts or arrangements (written, oral or otherwise) between ACT and any PIPE Investor related to the PIPE Subscription Agreements or the PIPE Financing (other than those entered into with the placement agents) and, as of the date hereof, ACT does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any PIPE Subscription Agreement not being satisfied, or the PIPE Financing Amount not being available to ACT, on the Closing Date. No fees, consideration or other discounts are payable or have been agreed by ACT to any PIPE Investor in respect of its portion of the PIPE Financing Amount, except as set forth in the PIPE Subscription Agreements.

Section 4.25 Investigation; No Other Representations.

(a) ACT, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

Annex A-46

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, ACT has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company or any other Person, either express or implied, and ACT, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.26 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NONE OF ACT OR ANY OTHER PERSON MAKES, AND ACT EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ACT THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ACT BY OR ON BEHALF OF THE MANAGEMENT OF ACT OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ACT, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ACT, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5
COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by ACT (such consent not to be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to (A) maintain and preserve intact in all material respects the business organization, assets and properties and material business relations of the Group Companies, (B) retain the current key officers of the Group Companies and (C) preserve the relationships with the key customers and the key suppliers of the Group Companies.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or

Annex A-47

as consented to in writing by ACT (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii)(A), Section 5.1(b)(xiii), Section 5.1(b)(xx) or Section 5.1(b)(xxi) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;

(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof, other than any such transaction where the cash purchase price paid by any Group Company does not exceed $100,000,000 in the aggregate;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents;

(iv) (A) sell, transfer, assign, abandon, lease, sublease, license, sublicense, let lapse, let expire (except the expiration of Intellectual Property Rights in accordance with its maximum statutory term), or otherwise dispose of any material assets or properties of the Group Companies, other than in the ordinary course of business, (B) disclose any trade secrets (other than pursuant to a written confidentiality and non-disclosure agreement entered into in the ordinary course of business), or (C) subject any material assets or properties of the Group Companies to any Lien (other than any Permitted Liens or in connection with the incurrence of indebtedness permitted by this Section 5.1(b));

(v) transfer, issue, sell, grant or otherwise dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company other than, in each case, Equity Securities, options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units, warrants, rights of conversion or other rights, agreements, arrangements or commitments granted to any director, manager, officer, employee, individual independent contractor or other service provider or any Group Company in the form of compensation or pursuant to any compensation agreement or arrangement;

(vi) incur, create or assume any Indebtedness, other than (A) ordinary course trade payables, (B) indebtedness for borrowed money which shall not exceed $100,000,000 in the aggregate or (C) guarantee any Liability of any Person;

(vii) except as set forth on Section 5.1(b)(vii) of the Company Disclosure Schedules and other than with respect to any Real Property Lease that is a gas rights agreement, (A) amend or modify, in either case, in a manner materially adverse to the Company, or terminate any Material Contract of the type described in Section 3.7(a)(iv), Section 3.7(a)(ix) or Section 3.7(a)(x) (such types of Material Contracts, collectively, the “Designated Material Contracts”) or Real Property Lease (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any Designated Material Contract or Real Property Lease pursuant to its terms or entering into additional work or purchase orders pursuant to, and in accordance with the terms of, any Designated Material Contract or Real Property Lease), (B) waive any material benefit or right under any Designated Material Contract or Real Property Lease or (C) enter into any Contract that would, if in effect as of the date hereof, have constituted a Designated Material Contract or Real Property Lease or take any of the actions described in clause (A) or (B) with respect to any Contract entered into after the date hereof that would, if in effect as of the date hereof, have constituted a Designated Material Contract or Real Property Lease;

Annex A-48

(viii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees or advancements of expenses, in each case, in the ordinary course of business;

(ix) except as required by law or required under the terms of any Company Employee Benefit Plan, (A) amend or modify or adopt or enter into any Company Employee Benefit Plan of any Group Company or any benefit or compensation plan, policy, program or Contract that would be a Company Employee Benefit Plan if in effect as of the date of this Agreement other than ordinary course of business annual health and welfare plan renewals, (B) increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company other than (1) ordinary course of business increases in compensation or benefits in connection with annual merit increases of the Group Companies and (2) increases in compensation or benefits in connection with the promotion of any such employee, (C) take any action to accelerate any payment or benefit (whether individually or in the aggregate), right to payment or benefit, or the funding of any payment or benefit (whether individually or in the aggregate), payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) waive or release any noncompetition, nonsolicitation, no-hire, nondisclosure, nondisparagement or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company or (E) hire or otherwise enter into any employment or service agreement or arrangement with any director, manager, officer, employee, individual independent contractor or other service provider of any Group Company whose total annual compensation opportunity exceeds $400,000;

(x) implement or announce any employee layoffs, plant closings, reductions-in-force or other actions that could implicate WARN;

(xi) enter into or negotiate any CBA, or recognize or certify any labor union, works council, other labor organization or group of employees as the representative for any employees of any Group Company;

(xii) make, change or revoke any material election concerning Taxes other than in the ordinary course of business, enter into any material Tax closing agreement, enter into any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes), settle or compromise any material Tax claim or assessment, file any material amended Tax Return, adopt or change any method of Tax accounting, change any Tax accounting period, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(xiii) enter into any settlement, conciliation or similar Contract, the performance of which would involve the payment by the Group Companies in excess of $5,000,000 individually or $50,000,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or ACT or any of its Affiliates after the Closing);

(xiv) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement) involving any Group Company;

(xv) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xvi) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Document;

Annex A-49

(xvii) except as set forth on Section 5.1(b)(xvii) of the Company Disclosure Schedules and other than in connection with or otherwise relating to the Hillman Exchange Agreement, make any material Company Change of Control Payment or make any material payment with respect to a Company Affiliated Party Transaction;

(xviii) sell, lease, exchange, encumber, license or dispose of all or any material portion of the Group Companies interest’s in or to the RNG Assets other than (A) any RNG Asset with a fair market value less than or equal to $10,000,000 and (B) the sale of renewable natural gas production produced from the RNG Assets in the ordinary course of business;

(xix) other than with respect to any Real Property Lease that is a gas rights agreement, fail to maintain the Real Property in substantially the same condition as of the date of this Agreement, ordinary wear and tear, casualty and condemnation excepted;

(xx) amend, alter or modify in any material respect, or waive any material rights under, the Ares Note (other than with respect to the conversion of the Ares Note in accordance with its terms) or the NextEra Subscription Agreement; or

(xxi) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.

(c) Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give ACT, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, (ii) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission is reasonably determined by the Company, based on the advice of outside legal counsel, to be necessary to comply with any Law, Order, directive, pronouncement or guideline issued by a Governmental Entity providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, COVID-19 shall in no event be deemed to constitute a breach of Section 5.1 and (iii) any action taken, or omitted to be taken, by any Group Company to the extent that the Company Board reasonably determines that such act or omission is necessary in response to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, shall not be deemed to constitute a breach of Section 5.1 and (iv) any action taken, or omitted to be taken, by any Group Company to the extent that the Company Board reasonably determines that such act or omission is necessary to avoid and mitigate emergency conditions, so long as such actions or omissions are consistent with Prudent Industry Practice; provided, however, (A) in the case of each of clause (ii), (iii) and (iv), the Company shall give ACT prior written notice of any such act or omission to the extent reasonably practicable, which notice shall describe in reasonable detail the act or omission and the reason(s) that such act or omission is being taken, or omitted to be taken, pursuant to clause (ii), (iii) or (iv) and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (A), the Company shall instead give such written notice to ACT promptly after such act or omission and (B) in no event shall clause (ii), (iii) or (iv) be applicable to any act or omission of the type described in Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(v), Section 5.1(b)(vii), Section 5.1(b)(xiii), Section 5.1(b)(xv), Section 5.1(b)(xvi), Section 5.1(b)(xviii) or Section 5.1(b)(xxi) (to the extent related to any of the foregoing).

Section 5.2 Efforts to Consummate; Transaction Litigation.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including by using its respective reasonable best efforts with respect to the satisfaction, but not waiver, of the closing conditions set forth in Article 6) and, in the case of any Ancillary Document to which such Party is contemplated hereby to be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement. Without limiting the generality of the foregoing, each of the Parties shall use its respective reasonable best efforts to, and each of the Parties shall cause its respective Affiliates to, obtain, file with or deliver to, as applicable, any and all Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Documents. Each of ACT and the Company shall pay fifty percent (50%) of the HSR Act filing fees and fifty percent (50%) of any filing fees or other costs payable to a Governmental Entity in

Annex A-50

connection the preparation, filing or mailing of the Registration Statement/Proxy Statement (including any related registration statement related to the Domestication). ACT shall pay all other fees, costs and expenses, including legal fees, accounting fees, and any printing, mailing or similar fees or costs, incurred by ACT in connection with the preparation, filing or mailing of the Registration Statement/Proxy Statement (including any related registration statement related to the Domestication). Subject to Section 8.6, and except with respect to the foregoing two sentences, each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents, including the out-of-pocket legal and related expenses in connection with the preparation and submission of the Notification and Report Form under the HSR Act. Each Party shall (A) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within five (5) Business Days) following the date of this Agreement, and (B) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. ACT shall promptly inform the Company of any communication between ACT, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform ACT of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document.

(b) Without limiting the foregoing, (i) each Party shall cooperate with the other Parties in connection with any filing or submission under the HSR Act, and in connection with any investigation or other inquiry and (ii) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of ACT and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (A) institute or defend litigation, (B) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (C) terminate, amend or assign existing relationships and contractual rights or obligations, (D) amend, assign or terminate existing licenses or other agreements, or (E) enter into new licenses or other agreements. No Party shall agree to any of the measures set forth in the immediately preceding sentence with respect to such Party or with respect to any other Party or any of its Affiliates, except with ACT’s and the Company’s prior written consent.

(c) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, ACT, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of ACT) or counsel for ACT (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of ACT, the Company, or, in the case of the Company, ACT in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of ACT, the Company, or, in the case of the Company, ACT, the opportunity to attend and participate in such meeting or discussion.

(d) The foregoing obligations in this Section 5.2 shall be subject to the Confidentiality Agreement. To the extent any of the documents or information provided pursuant to this Section 5.2 are commercially or competitively sensitive, ACT and the Company may satisfy its obligations by providing such documents or information to the other Party’s outside counsel, who may agree to redaction of such materials as necessary to comply with contractual arrangements, and as necessary to address attorney-client or other privilege or confidentiality concerns.

(e) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

(f) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, ACT, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters or transactions relating hereto or thereto (collectively, the “Transaction Litigation”) commenced against, in the case of ACT or any of its Representatives (in their capacity as a Representative of ACT) or, in the case of the Company, any

Annex A-51

other Group Company or any of their respective Representatives (in their capacity as a Representative of a Group Company). ACT and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other; provided, however, that in no event shall (A) ACT or any of its Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), or (B) any Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of ACT (not to be unreasonably withheld, conditioned or delayed).

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained in this Agreement or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to ACT and its Representatives during normal business hours reasonable access to the properties, directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required pursuant to this Section 5.3(b) to provide, or caused to be provided, to ACT or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use, and shall cause the other Group Companies to use, commercially reasonable efforts to (1) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (2) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company or any of its Affiliates or Representatives, on the one hand, and ACT or any of its Affiliates or Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, ACT shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers and books and records of ACT (in a manner so as to not interfere with the normal business operations of ACT).

Notwithstanding the foregoing, ACT shall not be required pursuant to this Section 5.3(c) to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which ACT is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of ACT with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to ACT under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), ACT shall use commercially reasonable efforts to (1) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (2) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if ACT, the ACT Sponsor or any of their respective Representatives, on the one hand, and any Group Company or any of their respective Representatives, on the other hand, are adverse parties in a litigation

Annex A-52

and such information is reasonably pertinent thereto; provided that ACT shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Company and ACT; provided, however, that each Party, the ACT Sponsor and their respective Representatives may make any such announcement or other communication (i) if such press release, announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Person shall, to the extent permitted by such applicable Law, use reasonable best efforts to consult with the Company, if the disclosing Person is ACT, the ACT Sponsor or any of their respective Representatives, or ACT, if the disclosing Person is the Company or any of its Representatives, and give the Company or ACT, as applicable, the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, or (B) after the Closing, the disclosing Person and/or its Representatives, as applicable, shall, to the extent permitted by such applicable Law, use reasonable best efforts to consult with ACT and give ACT the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, (ii) to the extent such press release, announcement or other communication contains only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and ACT prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement (but in any event within four (4) Business Days after the date of this Agreement), ACT shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and ACT shall consider such comments in good faith. The Company, on the one hand, and ACT, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or ACT, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by ACT and the Company prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), ACT shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which Closing Filing shall be mutually agreed upon by the Company and ACT prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or ACT, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5 Tax Matters.

(a) Tax Treatment.

(i) The Parties intend that (A) the ACT Share Conversion shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code and (B) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and ACT shall, and shall cause its Affiliates to, use reasonable best efforts to cause each of the ACT Share Conversion and the Domestication to so qualify. The Parties shall file all Tax Returns consistent with and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the Intended Tax Treatment unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

Annex A-53

(ii) ACT hereby adopts this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the ACT Share Conversion or the Domestication from qualifying for the Intended Tax Treatment.

(b) Partnership Tax Audit Rules. Notwithstanding anything to the contrary in this Agreement, with respect to any Tax audit or similar proceeding of any Group Company for any taxable period (or portion thereof) ending on or prior to the Closing Date in which the Partnership Tax Audit Rules would apply to such Group Company (each, a “Relevant Tax Audit”), at the election of ACT (in its reasonable discretion), the “partnership representative” of such Group Company (for purposes of the Partnership Tax Audit Rules), the Group Companies, and all of their respective Affiliates shall take such actions as are necessary to make (or cause to be made) a “push out” election under Section 6226 of the Code with respect to any “imputed underpayment” (as defined in the Partnership Tax Audit Rules) arising in connection with any such Relevant Tax Audit (and to make any similar elections under any provisions of applicable state or local Law). Neither the “partnership representative” of such Group Company, any Group Company or any of their respective Affiliates shall make any election or otherwise take any action to cause the Partnership Tax Audit Rules to apply to the Group Companies at any earlier date than is required by applicable Law.

(c) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the Pre-Closing ACT Shareholders information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of ACT’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(d) ACT Taxable Year. The Parties agree to treat the taxable year of ACT as ending on the date that the Domestication is consummated for U.S. federal income tax purposes.

Section 5.6 Company Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective officers and directors to not and shall use its reasonable best efforts to cause the other Representatives of the Group Companies to not, directly or indirectly: (i) solicit, initiate, knowingly induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding (whether or not binding) regarding a Company Acquisition Proposal; (iv) make any filings or submissions with the SEC in connection with a public offering of any Equity Securities, or other securities, of any Group Company; or (v) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any Person in connection any Company Acquisition Proposal or a transaction of the type in clause (iv) (other than to inform such Person of the existence of the Company’s obligations under this Section 5.6).

(b) The Company agrees to (i) notify ACT promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (ii) keep ACT reasonably informed on a current basis of any material modifications to such offer or information.

Annex A-54

Section 5.7 ACT Exclusive Dealing.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, ACT shall not, shall cause its officers and directors to not, and the ACT Sponsor and its controlled Affiliates to not, and shall use its reasonable best efforts to cause its and their Affiliates and the other Representatives of ACT, the ACT Sponsor and their controlled Affiliates to not, directly or indirectly: (i) solicit, initiate, knowingly induce, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or could reasonably be expected to lead to, an ACT Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an ACT Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding (whether or not binding) regarding an ACT Acquisition Proposal; (iv) make any filings or submissions with the SEC in connection with a public offering of any Equity Securities, or other securities, of ACT, other than any such filings or submissions in connection with the transactions contemplated by this Agreement or the Ancillary Documents; or (v) otherwise cooperate in any way with, or assist or participate in any negotiations or discussions with, any Person in connection any ACT Acquisition Proposal or a transaction of the type in clause (iv) (other than to inform such Person of the existence of ACT’s obligations under this Section 5.7). For the avoidance of doubt, notwithstanding anything contained herein to the contrary, nothing in this Section 5.7(a) or this Agreement shall restrict or otherwise limit the right of any director, officer or employee of ArcLight Capital Partners, LLC or any of its Affiliates to pursue acquisitions, dispositions, financings or other business opportunities to the extent such activities are not related to any such affiliation with, or work on behalf of, ACT.

(b) ACT agrees to (i) notify the Company promptly upon receipt of any ACT Acquisition Proposal by ACT, and to describe the material terms and conditions of any such ACT Acquisition Proposal in reasonable detail (including the identity of the Persons making such ACT Acquisition Proposal) and (ii) keep the Company reasonably informed on a current basis of any material modifications to such offer or information.

Section 5.8 Preparation of Registration Statement/Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, ACT and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of ACT or the Company, as applicable), and ACT shall file with the SEC, the Registration Statement/Proxy Statement (it being understood that the Registration Statement/Proxy Statement shall include a proxy statement/prospectus of ACT which will be included therein and which will be used for the ACT Shareholders Meeting to adopt and approve the Transaction Proposals, provide its applicable shareholders with the opportunity to elect to effect the ACT Shareholder Redemption, and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by ACT’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq). Each of ACT and the Company shall use its reasonable best efforts to (a) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to, mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of ACT or the Company, as applicable) and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. ACT, on the one hand, and the Company, on the other hand, shall use reasonable best efforts to promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.8 or for inclusion in any other statement, filing, notice or application made by or on behalf of ACT to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including using reasonable best efforts to deliver customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (i) such Party shall promptly inform, in the case of ACT, the Company, or, in the case of the Company, ACT, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of ACT, the Company, or, in the case of the Company, ACT (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement/Proxy

Annex A-55

Statement; (iii) ACT shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing ACT Shareholders. ACT shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement/Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Post-Closing ACT Shares for offering or sale in any jurisdiction, and ACT and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to it or any of its Representatives and supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, at the time the Registration Statement/Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.9 ACT Shareholder Approval. As promptly as practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act: (a) ACT shall (i) duly call and give notice of a meeting of the ACT shareholders in accordance with applicable Law (the “ACT Shareholders Meeting”), (ii) cause the Registration Statement/Proxy Statement to be mailed to the Pre-Closing ACT Shareholders and (iii) duly convene and hold the ACT Shareholder Meeting, in each case, in accordance with the Governing Documents of ACT and applicable Law, for the purposes of obtaining the ACT Shareholder Approval and (B) use reasonable best efforts to solicit proxies from the Pre-Closing ACT Shareholders to vote in favor of each of the Transaction Proposals and (C) in connection with the mailing of the Registration Statement/Proxy Statement and the ACT Shareholders Meeting, provide the applicable Pre-Closing ACT Shareholders with the opportunity to elect to effect an ACT Shareholder Redemption in accordance with the Governing Documents of ACT. ACT shall, through unanimous approval of the ACT Board, recommend to the Pre-Closing ACT Shareholders each of the following (the “ACT Board Recommendation”): (1) the adoption and approval of this Agreement and the transactions contemplated hereby (the “Business Combination Proposal”); (2) the adoption and the approval of the Domestication in accordance with applicable Law (the “Domestication Proposal”); (3) the adoption and approval of the issuance of more than twenty percent (20%) of the outstanding Pre-Closing ACT Shares as required by, and pursuant to, the Nasdaq listing requirements (the “Nasdaq Proposal”); (4) the adoption and approval of the Post-Closing ACT Certificate of Incorporation in accordance with application Law (the “Required Governing Document Proposal”); (5) the adoption and approval of certain differences between the Pre-Closing ACT Governing Documents and the proposed Post-Closing ACT Certificate of Incorporation and the proposed Post-Closing ACT Bylaws (collectively, the “Other Governing Document Proposals”); (6) the adoption and approval of the Post-Closing ACT Incentive Equity Plan (the “ACT Incentive Equity Plan Proposal”); (7) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto; (8) the adoption and approval of each other proposal reasonably agreed to by ACT and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (9) the adoption and approval of a proposal for the adjournment of the ACT Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (1) through (9), collectively, the “Transaction Proposals”), and ACT shall include the ACT Board Recommendation in the Registration Statement/Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, ACT may only adjourn the ACT Shareholders Meeting (and ACT shall adjourn the ACT Shareholder Meeting if an adjournment is reasonably requested by the Company in writing) (A) to solicit additional proxies because there are not sufficient votes to constitute the ACT Shareholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that ACT (or the Company) has reasonably determined in good faith, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing ACT Shareholders prior to the ACT Shareholders Meeting or (D) if the Pre-Closing ACT Class A Shareholders have elected to redeem a number of Pre-Closing ACT Class A Shares as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(d) not being satisfied (assuming for purposes of this clause (D) that the full PIPE Financing Amount will be funded pursuant to the terms of the PIPE Subscription Agreements); provided, however, that, without the consent of the Company, in no event shall ACT adjourn the ACT Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the date that is five (5) Business Days prior to the Termination Date. ACT covenants that none of the ACT Board, ACT or any committee of the ACT Board shall

Annex A-56

(1) change, withdraw, withhold, qualify, amend or modify, or publicly propose to change, withdraw, withhold, qualify, amend or modify, in a manner adverse to the Company, the ACT Board Recommendation or any other recommendation by the ACT Board or ACT of the proposals set forth in the Registration Statement/Proxy Statement, (2) adopt, approve, recommend or declare advisable to the Pre-Closing ACT Shareholders, or publicly propose to adopt, approve, recommend or declare advisable, any ACT Acquisition Proposal or (3) fail to include the ACT Board Recommendation in the Registration Statement/Proxy Statement.

Section 5.10 Conduct of Business of ACT. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, ACT shall not, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the Domestication or as contemplated pursuant to the PIPE Subscription Agreements), as required by applicable Law, as set forth on Section 5.10 of the ACT Disclosure Schedules or as consented to in writing by the Company (such consent, other than in the case of Section 5.10(a), Section 5.10(b), Section 5.10(c), Section 5.10(d), Section 5.10(h) or Section 5.10(j), not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a) adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of ACT;

(b) create or form any Subsidiary;

(c) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person, or make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person;

(d) (i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, its, or any of its Subsidiaries’, Equity Securities, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding of its, or any of its Subsidiaries’, Equity Securities, or (ii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving ACT;

(e) split, combine or reclassify any of its, or any of its Subsidiaries’, capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its, or any of its Subsidiaries’, capital stock;

(f) incur, create or assume any Indebtedness, or guarantee any Liability of any Person;

(g) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, ACT;

(h) issue any Equity Securities or grant any additional options, warrants or stock appreciation rights with respect to its Equity Securities;

(i) (i) amend, modify or renew any ACT Affiliated Party Transaction, or make any material payment to any ACT Affiliated Party (other than compensation payments to employees in the ordinary course of business consistent with past practice or the Contracts set forth on Schedule 4.12 of the ACT Disclosure Schedules), or (ii) enter into any Contract that would constitute an ACT Affiliated Party Transaction;

(j) engage in any activities or business, or incur any Liabilities outside of the ordinary course of business, other than any activities, businesses or Liabilities (i) that are either expressly permitted under this Section 5.10 (including, for the avoidance of doubt, any activities, businesses or Liabilities expressly contemplated by, incurred in connection with the performance of any covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby), in accordance with this Section 5.10 or (ii) those that are administrative or ministerial in nature;

(k) enter into, or amend or modify any material term of (in a manner adverse to ACT), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Section 4.9(a) of the ACT Disclosure Schedules (or any Contract, that if existing on the date hereof, would have been required to be listed on Section 4.9(a) of the ACT Disclosure Schedules);

Annex A-57

(l) adopt or amend any ACT Employee Benefit Plan, or enter into any employment contract or CBA or (ii) hire any person as an employee of ACT;

(m) make, change or revoke any material election concerning Taxes other than in the ordinary course of business, enter into any material Tax closing agreement, enter into any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes), settle or compromise any material Tax claim or assessment, file any material amended Tax Return, adopt or change any method of Tax accounting, change any Tax accounting period, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(n) change ACT’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(o) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(p) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(q) make any ACT Change of Control Payment that is not set forth on Section 4.23 of the ACT Disclosure Schedules; or

(r) enter into any Contract to take, announce or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, but without limiting the terms of this Section 5.10, nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of ACT.

Section 5.11 Nasdaq Listing; ACT Public Filings.

(a) Nasdaq Listing. ACT shall use its reasonable best efforts to cause (i) ACT’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement to be approved, (ii) the Post-Closing ACT Shares issuable in accordance with this Agreement, including the Domestication, to be approved for listing on Nasdaq, subject to official notice of issuance thereof, and (c) to satisfy any of ACT’s applicable initial and continuing listing requirements of Nasdaq, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Closing. The Company shall use reasonable best efforts to, and shall use reasonable best efforts to cause its Representatives to, cooperate with ACT and its Representatives in connection with the foregoing provisions of this Section 5.11(a), as reasonably requested by ACT.

(b) ACT Public Filings. From the date hereof through the Closing, ACT shall (except, in the case of any reports to be filed or furnished in connection with the transactions contemplated by this Agreement or any Ancillary Document, the Company’s breach of its applicable covenants, agreements and obligations hereunder would result in the ACT’s inability to make such filings) use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 5.12 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, ACT shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of ACT pursuant to the ACT Shareholder Redemption, (B) pay the amounts due to the underwriters of ACT’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to ACT in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Annex A-58

Section 5.13 Financing.

(a) ACT shall use its reasonable best efforts to (i) obtain the PIPE Financing, enforce the obligations of the PIPE Investors under the PIPE Subscription Agreements, and consummate the purchases contemplated by the PIPE Subscription Agreements on the terms and subject to the conditions set forth in the PIPE Subscription Agreements, (ii) satisfy all conditions to the PIPE Financing set forth in the PIPE Subscription Agreements that are within its control, and (iii) satisfy and comply with its obligations under the PIPE Subscription Agreements. The Company shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Representatives to, cooperate with ACT and its Representatives in connection with the matters specified in this Section 5.13(a). If reasonably requested by the Company, ACT shall, to the extent it has such rights under the PIPE Subscription Agreement, waive any breach of any representation, warranty, covenant or agreement of the PIPE Subscription Agreement by any PIPE Investor to the extent necessary to cause the satisfaction of the conditions to closing of the PIPE Financing set forth in the PIPE Subscription Agreements and solely for the purpose of consummating the Closing; provided that (A) any such waiver may be subject to, and conditioned upon, the Closing occurring and the substantially concurrent funding of such PIPE Financing, (B) subject to, and conditioned upon, the Closing occurring substantially concurrent funding of the PIPE Financing, the Company also waives any such breach to the extent the Company is a third party beneficiary of the provision that was so breached and (C) any such waiver shall be subject to the rights of the placement agent, as applicable, under such PIPE Subscription Agreement with respect to such waiver.

(b) ACT shall not amend, modify, terminate or waive any provisions of any PIPE Subscription Agreement without the prior written consent of the Company; provided, that any amendment, modification, termination or waiver that is solely ministerial in nature or otherwise immaterial, and, in each case, that does not affect any economic or any other material term, shall not require the prior written consent, so long as ACT has provided to the Company no less than two (2) Business Days written notice of such amendment, modification, termination or waiver, it being understood, but without limiting the foregoing, that it shall be deemed material if any amendment, modification, termination or waiver (i) reduces the amount of the PIPE Financing available under the PIPE Subscription Agreements or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the PIPE Financing.

(c) ACT shall (i) promptly notify the Company upon having knowledge of any material breach or default under, or termination of, any PIPE Subscription Agreement (including any refusal or repudiation by any PIPE Investor with respect to its obligation and/or ability to provide the full financing contemplated by the applicable PIPE Subscription Agreement), (ii) prior to delivering any written notice (or any other material notice) to a PIPE Investor with respect to any PIPE Subscription Agreement, deliver such notice to the Company for its prior review and consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (iii) promptly, and in any event, within two (2) Business Days following the Company’s reasonable request, deliver the Closing Notice (as defined in the PIPE Subscription Agreement) to the PIPE Investors if conditions to the delivery of such notice under the PIPE Subscription Agreement have been satisfied and all of the conditions to the Closing set forth in Article 6 have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing, but that would, as of such date, reasonably be expected to be satisfied if the Closing were to occur).

Section 5.14 ACT Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation existing as of the date of this Agreement and in effect immediately prior to the Closing (but, for the avoidance of doubt, following the Domestication) in favor of the directors and officers of ACT, as provided in ACT’s Governing Documents or director and officer indemnification agreements, in substantially the form set forth in the ACT SEC Reports, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) ACT will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period to the extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six (6)-year period, ACT shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in ACT’s Governing Documents or other applicable agreements as in effect immediately prior to the Closing. The indemnification and liability limitation or exculpation provisions of ACT’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the Closing in any manner that would materially and adversely affect the

Annex A-59

rights thereunder of individuals who, as of immediately prior to the Closing, or at any time prior to such time, were directors or officers of ACT (the “ACT D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Closing and relating to the fact that such ACT D&O Person was a director or officer of ACT on or prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) ACT shall not have any obligation under this Section 5.14 to any ACT D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and nonappealable) that the indemnification of such ACT D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) ACT shall obtain, at or prior to the Closing, and ACT shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Closing, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of ACT in effect as of the date of this Agreement with respect to matters occurring on or prior to the Closing, which may be satisfied by an existing D&O insurance policy of ACT, providing the aforementioned coverage set forth in this Section 5.14(c) (including via a prepaid or previously acquired “tail” that automatically takes effect at the Closing). Such “tail” coverage shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under ACT’s directors’ and officers’ liability insurance policies as of the date of this Agreement.

(d) If ACT or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then, in each such case, ACT shall use commercially reasonable efforts to cause the successors or assigns of ACT to assume all of the obligations set forth in this Section 5.14.

(e) The Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of ACT.

Section 5.15 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing as of the date of this Agreement and in effect immediately prior to the Closing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or director and officer indemnification agreements set forth on Section 5.15(a) of the Company Disclosure Schedules, in substantially the form made available, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) ACT will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period to the extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six (6)-year period, ACT shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Closing. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company on or prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

Annex A-60

(b) None of ACT or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, at or prior to the Closing, and ACT shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Closing, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies in effect as of the date of this Agreement with respect to matters occurring on or prior to the Closing, which may be satisfied through the annual renewal of a D&O insurance described in Section 5.15(a), providing the aforementioned coverage set forth in this Section 5.15(c). Such “tail” coverage shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement.

(d) If ACT or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then, in each such case, ACT shall use its commercially reasonable efforts to cause the successors or assigns of ACT to assume all of the obligations set forth in this Section 5.15.

(e) The Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of ACT.

Section 5.16 Post-Closing ACT Directors and Officers.

(a) ACT shall take all such action as may be necessary or appropriate such that, effective as of the Closing: (i) the ACT Board shall consist of seven (7) individuals of which (A) one (1) shall be designated by the ACT Sponsor, subject to the approval of the Company (not to be unreasonably withheld), who shall qualify as an “independent director” under the listing rules of Nasdaq and Rule 10A-3 of the Exchange Act (the “ACT Sponsor Designee”) and (B) six (6) shall be designated by the Company (each, a “Company Designee”); provided that two (2) of the Company Designees shall qualify as “independent directors” under the listing rules of Nasdaq and Rule 10A-3 of the Exchange Act; (iii) the members of the ACT Board are the individuals determined in accordance with this Section 5.16(a), Section 5.16(b) and Section 5.16(c) and (iv) the officers of ACT (the “Officers”) are the individuals determined in accordance with Section 5.16(d).

(b) Prior to the filing of the Registration Statement/Proxy Statement, the ACT Sponsor will provide the Company with written notice that includes the name of the ACT Sponsor Designee. Any time prior to the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the ACT Sponsor may, by giving the Company and ACT written notice, replace the ACT Designee with any other individual meeting the qualifications set forth in clause (i)(A) of Section 5.16(a).

(c) Prior to the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the Company may, by giving ACT and the ACT Sponsor written notice, replace any Company Designee with any other individual; provided that two (2) of the Company Designees qualify as “independent directors” under the listing rules of Nasdaq and Rule 10A-3 of the Exchange Act.

(d) The individuals identified on Section 5.16(d) of the Company Disclosure Schedules shall be the Officers immediately after the Closing, with each such individual holding the title set forth opposite his or her name. In the event that any such individual identified on Section 5.16(d) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability, termination of service, or otherwise) to serve as an Officer, then, prior to the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the Company may replace such individual with another individual to serve as such Officer and Section 5.16(d) of the Company Disclosure Schedules shall automatically be deemed amended to include such replacement individual as an Officer in lieu of, and to serve with the same title as, the individual so replaced.

Annex A-61

(e) The obligations of ACT pursuant to this Section 5.16 shall include ACT taking all necessary action, including procuring resignations, so that the applicable officers and directors of ACT prior to or at the Closing cease to be directors or officers of ACT as of the Closing, to the extent such director or officer has not otherwise ceased to be a director or officer of ACT prior to the Closing.

Section 5.17 PCAOB Financials.

(a) The Company shall deliver to ACT, (i) as promptly as reasonably practicable following the date of this Agreement, the audited consolidated balance sheets of the Company as of December 31, 2019 and December 31, 2020 and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Company for the years then ended (the financial statements described in this clause (i), the “Closing Company Audited Financial Statements”), and (ii) as promptly as reasonably practicable following the date of the applicable period, any other audited or unaudited consolidated balance sheets and the related unaudited consolidated statements of operations and comprehensive loss, and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable, that as of such date is required to be included in the Registration Statement/Proxy Statement (the financial statements described in this clause (ii), the “Other Closing Company Financial Statements” and, collectively with the Closing Company Audited Financial Statements, the “Closing Company Financial Statements”). The Company shall cause the Closing Company Financial Statements (A) to be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be individually or in the aggregate material) and the absence of notes thereto), (B) in the case of any audited financial statements, to be audited in accordance with the standards of the PCAOB and to contain a report of the Company’s auditor and (C) to comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Group Companies, ACT in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement/Proxy Statement and any other filings to be made by ACT with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.18 Post-Closing ACT Incentive Equity Plan. Prior to the ACT Shareholders Meeting, the ACT Board shall approve and adopt the equity incentive plan, in the form reasonably determined by the Company and ACT (the “Post-Closing ACT Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of immediately prior to the Closing, reserving initially 19,811,726 Post-Closing ACT Class A Shares for grant thereunder plus such additional Post-Closing ACT Class A Shares as may become available for issuance in accordance with the terms set forth in the Post-Closing ACT Incentive Equity Plan.

Section 5.19 Post-Closing ACT Bylaws. Prior to the occurrence of the Closing, ACT shall adopt, or cause to be adopted, the Post-Closing ACT Bylaws in accordance with applicable Law.

Section 5.20 Company Preferred Equity Investment. The Company shall use its reasonable best efforts to (a) enforce the obligations of NextEra under the NextEra Subscription Agreement and consummate the transactions contemplated by the NextEra Subscription Agreement on the terms and subject to the conditions set forth in the NextEra Subscription Agreement, (b) satisfy all conditions set forth in the NextEra Subscription Agreement that are within its control and (c) satisfy and comply with its obligations under the NextEra Subscription Agreement. The Company shall (i) promptly notify ACT upon having knowledge of any material breach or default under, or termination of, the NextEra Subscription Agreement (including any refusal or repudiation by NextEra with respect to its obligation and/or ability to consummate the transactions contemplated by the NextEra Subscription Agreement and (ii) prior to delivering any written notice (or any other material notice) to NextEra with respect to the NextEra Subscription Agreement, deliver such notice to ACT for its prior review and consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Annex A-62

ARTICLE 6
CONDITIONS TO CONSUMMATION OF
THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by all of the Parties, of the following conditions:

(a) (i) all necessary clearances, authorizations and approvals from Governmental Entities shall have been received and (ii) each applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(b) no Order, Law or other legal restraint or prohibition issued by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall be in effect, and no Law or regulation shall have been adopted that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(c) the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Company Required Approval shall have been obtained;

(e) the Required ACT Shareholder Approval (other than the ACT Incentive Equity Plan Proposal) shall have been obtained;

(f) ACT’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the Closing, ACT shall, after giving effect to the ACT Shareholder Redemption, satisfy any applicable initial and continuing listing requirements of Nasdaq, and ACT shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the Closing, and the Post-Closing ACT Shares (including the Post-Closing ACT Shares to be issued hereunder) shall have been approved for listing on Nasdaq;

(g) after giving effect to the transactions contemplated hereby (including after giving effect to the PIPE Financing and after giving effect to the ACT Shareholder Redemption), ACT shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing; and

(h) as of the Closing, each of the Ancillary Documents shall be in full force and effect and shall not have been rescinded by any of the parties thereto.

Section 6.2 Other Conditions to the Obligations of ACT. The obligations of ACT to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by ACT of the following further conditions:

(a) (i) the Company Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of the of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;
Annex A-63

(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing; and

(d) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to ACT the following documents:

(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to ACT; and

(ii) each of the Ancillary Documents required to be signed by the Company, duly executed by the Company.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by the Company of the following further conditions:

(a) (i) other than the representations and warranties set forth in Section 4.6, which shall be true and correct (without giving effect to any limitation as to “materiality” or “ACT Material Adverse Effect” or any similar limitation set forth herein) in all respects except for any de minimis inaccuracies as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, the ACT Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” or “ACT Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of the ACT (other than the ACT Fundamental Representations) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “ACT Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an ACT Material Adverse Effect;

(b) ACT shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by ACT under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no ACT Material Adverse Effect has occurred that is continuing;

(d) the Aggregate Transaction Proceeds shall be equal to or greater than $225,000,000, and ACT shall have made appropriate arrangements for the funds in the Trust Account to be released upon the Closing;

(e) as of immediately following the Closing, the ACT Board shall consist of the number of directors determined pursuant to Section 5.16;

(f) the ACT Sponsor and the Pre-Closing ACT Other Class B Shareholders shall have complied in all material respects with their covenants and agreements required to be performed or complied with by them under the Sponsor Letter Agreement at or prior to the Closing;

Annex A-64

(g) the Domestication shall have been consummated on the Closing Date prior to the Closing in accordance with Section 2.3 and a time-stamped copy of the Certificate of Domestication issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company;

(h) the sum of all Unpaid ACT Expenses and all Unpaid ACT Liabilities shall not exceed $30,000,000; and

(i) at or prior to the Closing, ACT shall have delivered, or caused to be delivered, to the Company the following documents:

(i) a certificate duly executed by an authorized officer of ACT, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b), and Section 6.3(c), are satisfied, in a form and substance reasonably satisfactory to the Company; and

(ii) each of the Ancillary Documents required to be signed by ACT, duly executed by ACT.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s breach of its obligations under this Agreement, including a breach of its obligations to use reasonable best efforts to cause the Closing to occur as required by Section 5.2. ACT may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by ACT’s breach of its obligations under this Agreement, including a breach of its obligations to use reasonable best efforts to cause the Closing to occur as required by Section 5.2.

ARTICLE 7
TERMINATION

Section 7.1 Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of ACT and the Company;

(b) by ACT, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by ACT, and (ii) the Termination Date; provided, however, that ACT is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if ACT has failed to perform any covenant or agreement on the part of ACT set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to ACT by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) from being satisfied;

(d) by either ACT or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to 11:59 P.M. (pacific time) August 29, 2022 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to ACT, if ACT’s breach of any of its covenants or obligations under this Agreement or any Ancillary Document to which it is a party, shall have proximately caused (either individually or when taken together) the failure to consummate the transaction contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of any of its covenants

Annex A-65

or obligations under this Agreement or any Ancillary Documents to which it is a party, shall have proximately caused (either individually or when taken together) the failure to consummate the transaction contemplated by this Agreement on or before the Termination Date;

(e) by either ACT or the Company, if any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order shall have become final and nonappealable, or if there shall be adopted any Law or regulation that permanently makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(f) by either ACT or the Company, if the ACT Shareholders Meeting has been held (including following any adjournment thereof), has concluded, ACT’s shareholders have duly voted and the Required ACT Shareholder Approval was not obtained.

Section 7.2 Effect of Termination. Except for a termination pursuant to Section 7.1(a), any termination of this Agreement pursuant to Section 7.1 will be effective (subject to the cure periods (if any) provided above) immediately upon the delivery of a valid written notice of the terminating Party to each of the other Parties hereto. In the event of the termination of this Agreement pursuant to Section 7.1, (a) this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent, with respect to Article 1, related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any PIPE Subscription Agreement, the Confidentiality Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE 8
MISCELLANEOUS

Section 8.1 Non-Survival. The representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Closing) in this Agreement shall terminate at the Closing. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Closing shall so survive the Closing in accordance with its terms.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of ACT and the Company; provided, however, that to the extent any such assignment following the Closing relates to the ACT Sponsor Specified Provisions, the assigning Party shall continue to be bound by its obligations under such provisions. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by ACT and the Company; provided, however, that any such amendment or modification following the Closing with respect to the ACT Sponsor Specified Provisions shall also require the written consent of the ACT Sponsor. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Annex A-66

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a) If to ACT, to:

ArcLight Clean Transition Corp. II
200 Clarendon Street, 55th Floor
Boston, MA 02116
Attn.: General Counsel
Email: christine.miller@arclightclean.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attn.:   Doug Bacon, P.C.

Julian Seiguer, P.C.
Jennifer R. Gasser

Email: douglas.bacon@kirkland.com

julian.seiguer@kirkland.com
jennifer.gasser@kirkland.com

(b) If to the Company, to:

Opal Fuels LLC
One North Lexington Avenue Suite 1450
White Plains, NY 10601
Attn.:  John H. Coghlin, General Counsel
Email: jcoghlin@opalfuels.com

with copies (which shall not constitute notice) to:

c/o Fortistar
One North Lexington Avenue, 14th Floor
White Plains, NY 10601
Attn.: General Counsel
Email: noticeofficer@fortistar.com

noticeofficer@opalfuels.com

and

Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, New York 10112
Attn.:  Andrew M. Felner

John H. Booher

Email: afelner@sheppardmullin.com

jbooher@sheppardmullin.com

or to such other address as the Party to whom notice is given may have furnished following the date of this Agreement and prior to such notice to the others in writing in the manner set forth above.

Annex A-67

Section 8.5 Governing Law. This Agreement and the consummation of the transactions contemplated by this Agreement, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the transactions contemplated by this Agreement, or the validity, interpretation, breach or termination of this Agreement and the consummation of the transactions contemplated by this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the laws of the Cayman Islands shall also apply to the Domestication).

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and ACT shall pay, or cause to be paid, all Unpaid ACT Expenses and all Unpaid ACT Liabilities and (b) if the Closing occurs, then, subject to the Sponsor Letter Agreement, ACT shall pay, or cause to be paid, all Unpaid Company Expenses, all Unpaid ACT Expenses and all Unpaid ACT Liabilities.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules, Annexes and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits, Annexes or Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement; (k) the words “made available” (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to ACT, any documents or other materials posted to the electronic data room located at intralinks.com under the project name “Project Takeoff” as of 5:00 p.m., Eastern Standard Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or reenacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the ACT Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the ACT Disclosure Schedules), respectively, shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the ACT Disclosure Schedules), respectively, where the

Annex A-68

relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15, the last sentence of this Section 8.9 and Section 8.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The ACT Sponsor shall be an express third-party beneficiary of Section 5.14, Section 8.2, Section 8.3, this Section 8.9, Section 8.13 and Section 8.14 (collectively, the “ACT Sponsor Specified Provisions”).

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by email, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12 Knowledge of Company; Knowledge of ACT. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to ACT’s knowledge” and “to the knowledge of ACT” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the ACT Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the ACT Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Without limiting any right of any party against any other party to an Ancillary Document to the extent on the terms and subject to the conditions thereunder or the Liabilities of any party to an Ancillary Document to the extent arising from a claim against such party by another party to such agreement on the terms and subject to the conditions thereunder, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought by and against, the Parties, and then only with respect to the specific covenants, agreements, obligations, representations and warranties set forth herein with respect to such Party. Without limiting any rights of any party against another party to an Ancillary Document to the extent on the terms and subject to the conditions thereunder or the Liabilities of any party to an Ancillary Document to the extent arising from a claim against such party by another party to such agreement on the terms and subject to the conditions thereunder, except for the Parties (and then only to the extent of the specific covenants, agreements, obligations, representations and warranties undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have

Annex A-69

any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, ACT or Opal HoldCo under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. For purposes of this Section 8.13, ArcLight Capital Partners, LLC and its Affiliates shall be deemed “Affiliates” of ACT.

Section 8.14 Extension; Waiver. The Company may (a) extend the time for the performance of any of the obligations or other acts of ACT set forth herein, (b) waive any inaccuracies in the representations and warranties of ACT set forth herein or (c) waive compliance by ACT with any of the agreements or conditions set forth herein. ACT may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Notwithstanding the foregoing or anything to the contrary in this Agreement, any extension or waiver following the Closing with respect ACT Sponsor Specified Provisions shall also require the written consent of the ACT Sponsor. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware and, in each case, the appellate court(s) therefrom), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or

Annex A-70

(ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (1) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (2) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (3) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specific terms or otherwise breach such provisions. It is accordingly acknowledged and agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and/or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without being required to provide or post any bond or other security or undertaking and without proof of damages or inadequacy of any remedy at Law, and this being in addition to any other remedy to which they are entitled under this Agreement or at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and/or other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18 Trust Account Waiver.

(a) Reference is made to the final prospectus of ACT, filed with the SEC (File No. 333-252730, on March 24, 2021 (the “Prospectus”). For purposes of this Agreement, “Trust Account” means the trust account established by ACT with the proceeds from its initial public offering (the “IPO”) and concurrent private placement pursuant to the Trust Agreement in accordance with the Prospectus. The Company acknowledges and agrees and understands that ACT has established the Trust Account containing the proceeds of its IPO and the overallotment shares acquired by ACT’s underwriters in connection therewith and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of ACT’s public shareholders (including overallotment shares acquired by ACT’s underwriters, the “Public Shareholders”), and ACT may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of ACT entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees, on behalf of itself and its Representatives, that, notwithstanding the foregoing or anything to the contrary in this Agreement (but without limiting Section 8.18(b)), none of the Company or any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account, or make any claim against the Trust Account (including any distributions therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between ACT or any of its Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions

Annex A-71

therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO) now or in the future as a result of, or arising out of, any negotiations or Contracts with ACT or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO) for any reason whatsoever (including for an alleged breach of any agreement with ACT or its Affiliates).

(b) Notwithstanding Section 8.18(a), Section 8.18(a) shall not serve to limit or prohibit (and the Trust Account Released Claims shall not include) the Company’s right to pursue a claim against (i) ACT under, and on the terms and subject to the conditions in, this Agreement or under, and on the terms and subject to the conditions in, any Ancillary Document to which it and ACT is a party or (ii) any other party to an Ancillary Document to which it is a party under, and on the terms and subject to the conditions in, such Ancillary Document, in the case of either clause (i) or (ii), for legal relief against monies or other assets held outside the Trust Account or for specific performance or other equitable relief to the extent not prohibited by this Agreement or such Ancillary Document (including a claim for ACT to specifically perform its obligations under this Agreement pursuant to Section 8.17). If the terms of the Confidentiality Agreement or any Ancillary Document conflicts with the terms of this Section 8.18(b), the terms of this Section 8.18(b) shall govern and control to the extent of such conflict. The Parties acknowledge and agree that this Section 8.18 supersedes and replaces Section 7(h) of the Confidentiality Agreement in its entirety and Section 7(h) of the Confidentiality Agreement will no longer be of any force or effect.

* * * * *

Annex A-72

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

ARCLIGHT CLEAN TRANSITION CORP. II
By:	/s/ John F. Erhard
Name: John F. Erhard
Title: President and Chief Executive Officer
OPAL HOLDCO LLC
By:	/s/ Mark Comora
Name: Mark Comora
Title: President
OPAL FUELS LLC
By:	/s/ Adam Comora
Name: Adam Comora
Title: Co-CEO

[Signature Page to Business Combination Agreement]

Annex A-73

ANNEX A-1

Company PIPE Investors

Annex A-74

ANNEX A-2

Third Party PIPE Investors

Annex A-75

EXHIBIT A

Form of Tax Receivable Agreement

Annex A-76

EXHIBIT B

Form of PIPE Subscription Agreement

Annex A-77

EXHIBIT C

Form of Investor Rights Agreement

Annex A-78

EXHIBIT D

Form of Post-Closing ACT Certificate of Incorporation

Annex A-79

EXHIBIT E

Form of Post-Closing ACT Bylaws

Annex A-80

EXHIBIT F

Form of Post-Closing Company LLC Agreement

Annex A-81

SCHEDULE I

Post-Closing Company Units Allocation Schedule

Annex A-82

SCHEDULE II

Post-Closing ACT Shares Allocation Schedule

Annex A-83

SCHEDULE III

Earnout Allocation Schedule

Annex A-84

Annex B

Registrar of Companies
Government Administration Building
133 Elgin Avenue
George Town
Grand Cayman

ArcLight Clean Transition Corp. II (ROC #370146) (the “Company”)

TAKE NOTICE that by written resolution of the shareholders of the Company dated 22 March 2021 and effective on 22 March 2021, the following special resolution was passed:

1            Adoption of Amended and Restated Memorandum and Articles of Association It is resolved as a special resolution that, with effect from the effective time and date of the Company’s Registration Statement on Form 8-A as filed with the United States Securities and Exchange Commission, the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed hereto.

Margo Richardson Corporate Administrator for and on behalf of Maples Corporate Services Limited
Dated this 22nd day of March 2021

www.verify.gov.ky File#: 370146

Annex B-1

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
ARCLIGHT CLEAN TRANSITION CORP. II
(ADOPTED BY SPECIAL RESOLUTION DATED 22 MARCH 2021 AND
EFFECTIVE ON 22 MARCH 2021)

www.verify.gov.ky File#: 370146

Annex B-2

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
ARCLIGHT CLEAN TRANSITION CORP. II
(ADOPTED BY SPECIAL RESOLUTION DATED 22 MARCH 2021 AND
EFFECTIVE ON 22 MARCH 2021)

1            The name of the Company is ArcLight Clean Transition Corp. II

2            The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3            The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4            The liability of each Member is limited to the amount unpaid on such Member’s shares.

5            The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6            The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7            Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

www.verify.gov.ky File#: 370146

Annex B-3

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
ARCLIGHT CLEAN TRANSITION CORP. II
(ADOPTED BY SPECIAL RESOLUTION DATED 22 MARCH 2021 AND
EFFECTIVE ON 22 MARCH 2021)

1            Interpretation

1.1         In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

www.verify.gov.ky File#: 370146

Annex B-4

“Business Combination”

means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on the Nasdaq Capital Market, must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

www.verify.gov.ky File#: 370146

Annex B-5

“Electronic Communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Equity-linked Securities”

means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company’s initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.
“Nominating Committee”	means the nominating committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”

means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

www.verify.gov.ky File#: 370146

Annex B-6

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representative”	means a representative of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means ArcLight CTC Holdings II, L.P., a Delaware limited partnership, and its successors or assigns.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“Trust Account”

means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

www.verify.gov.ky File#: 370146

Annex B-7

1.2         In the Articles:

(a)          words importing the singular number include the plural number and vice versa;

(b)         words importing the masculine gender include the feminine gender;

(c)          words importing persons include corporations as well as any other legal or natural person;

(d)         “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)          “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)          references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)         any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)         the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)          headings are inserted for reference only and shall be ignored in construing the Articles;

(j)          any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)         any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)          sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)        the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)         the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2            Commencement of Business

2.1         The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2         The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

www.verify.gov.ky File#: 370146

Annex B-8

3            Issue of Shares and other Securities

3.1         Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Ordinary Share Conversion set out in the Articles.

3.2         The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3         The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Representative(s) determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4         The Company shall not issue Shares to bearer.

4            Register of Members

4.1         The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2         The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5            Closing Register of Members or Fixing Record Date

5.1         For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in

www.verify.gov.ky File#: 370146

Annex B-9

accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2         In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3         If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6            Certificates for Shares

6.1         A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2         The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3         If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4         Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5         Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

www.verify.gov.ky File#: 370146

Annex B-10

7            Transfer of Shares

7.1         Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2         The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8            Redemption, Repurchase and Surrender of Shares

8.1         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)          Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)         Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)          Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2         Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

www.verify.gov.ky File#: 370146

Annex B-11

8.3         The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4         The Directors may accept the surrender for no consideration of any fully paid Share.

9            Treasury Shares

9.1         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10          Variation of Rights of Shares

10.1       Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Ordinary Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2       For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3       The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

www.verify.gov.ky File#: 370146

Annex B-12

11          Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12          Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13          Lien on Shares

13.1       The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2       The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3       To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4       The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14          Call on Shares

14.1       Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or

www.verify.gov.ky File#: 370146

Annex B-13

times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2       A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3       The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4       If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5       An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6       The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7       The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8       No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15          Forfeiture of Shares

15.1       If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2       If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3       A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

www.verify.gov.ky File#: 370146

Annex B-14

15.4       A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5       A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6       The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a c all duly made and notified.

16          Transmission of Shares

16.1       If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2       Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3       A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

www.verify.gov.ky File#: 370146

Annex B-15

17          Class B Ordinary Share Conversion

17.1       The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the conversion rights referred to in this Article.

17.2       Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof; and (b) automatically on the day of the closing of a Business Combination.

17.3       Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as- converted basis, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor or its Affiliates upon conversion of working capital loans made to the Company.

17.4       Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5       The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6       Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

www.verify.gov.ky File#: 370146

Annex B-16

17.7       References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8       Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18          Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1       The Company may by Ordinary Resolution:

(a)          increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)         consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)          convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)         by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)          cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2       All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3       Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 29.4, the Company may by Special Resolution:

(a)          change its name;

(b)         alter or add to the Articles;

(c)          alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)         reduce its share capital or any capital redemption reserve fund.

www.verify.gov.ky File#: 370146

Annex B-17

19          Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20          General Meetings

20.1       All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2       The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3       The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

20.4       Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

21          Notice of General Meetings

21.1       At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been give n and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)          in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)         in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety -five per cent in par value of the Shares giving that right.

21.2       The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

www.verify.gov.ky File#: 370146

Annex B-18

22          Proceedings at General Meetings

22.1       No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2       A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3       A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4       If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5       The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6       If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7       The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8       When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9       If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting,

www.verify.gov.ky File#: 370146

Annex B-19

the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10     When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11     A resolution put to the vote of the meeting shall be decided on a poll.

22.12     A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13     A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14     In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

23          Votes of Members

23.1       Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2       In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3       A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4       No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5       No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

www.verify.gov.ky File#: 370146

Annex B-20

23.6       Votes may be cast either personally or by proxy (or in the case of a corporation or other non- natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7       A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24          Proxies

24.1       The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2       The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3       The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4       The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5       Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

www.verify.gov.ky File#: 370146

Annex B-21

25          Corporate Members

25.1       Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2       If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26          Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27          Directors

27.1       There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27.2       The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand appointed for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand appointed for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand appointed for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

www.verify.gov.ky File#: 370146

Annex B-22

28          Powers of Directors

28.1       Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2       All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3       The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29          Appointment and Removal of Directors

29.1       Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2       The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3       After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4       Prior to the closing of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by at least two-thirds of such Members (which shall include a simple majority of the holders of Class B Shares) as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

www.verify.gov.ky File#: 370146

Annex B-23

30          Vacation of Office of Director

The office of a Director shall be vacated if:

(a)          the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)         the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)          the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)         the Director is found to be or becomes of unsound mind; or

(e)          all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31          Proceedings of Directors

31.1       The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

31.2       Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3       A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4       A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5       A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

www.verify.gov.ky File#: 370146

Annex B-24

31.6       The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7       The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8       All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9       A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32          Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33          Directors’ Interests

33.1       A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2       A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3       A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

www.verify.gov.ky File#: 370146

Annex B-25

33.4       No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5       A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it s hall not be necessary to give special notice relating to any particular transaction.

34          Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35          Delegation of Directors’ Powers

35.1       The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2       The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3       The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit

www.verify.gov.ky File#: 370146

Annex B-26

Committee, the Compensation Committee and the Nominating Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4       The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5       The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6       The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36          No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37          Remuneration of Directors

37.1       The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

www.verify.gov.ky File#: 370146

Annex B-27

37.2       The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38          Seal

38.1       The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2       The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if t he Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3       A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39          Dividends, Distributions and Reserve

39.1       Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2       Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3       The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4       The Directors may resolve that any Dividend or other distribution be paid wholly or partly by t he distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

www.verify.gov.ky File#: 370146

Annex B-28

39.5       Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6       The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7       Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8       No Dividend or other distribution shall bear interest against the Company.

39.9       Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40          Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

www.verify.gov.ky File#: 370146

Annex B-29

41          Books of Account

41.1       The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2       The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3       The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42          Audit

42.1       The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2       Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

42.3       If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4       The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5       If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

www.verify.gov.ky File#: 370146

Annex B-30

42.6       Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7       Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42.8       Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

42.9       The Audit Committee shall monitor compliance with the terms of the IPO and, if any non- compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

42.10     At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

43          Notices

43.1       Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2       Where a notice is sent by:

(a)          courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)         post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

www.verify.gov.ky File#: 370146

Annex B-31

(c)          cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)         e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)          placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3       A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4       Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44          Winding Up

44.1       If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)          if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)         if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

www.verify.gov.ky File#: 370146

Annex B-32

44.2       If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45          Indemnity and Insurance

45.1       Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2       The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3       The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46          Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

www.verify.gov.ky File#: 370146

Annex B-33

47          Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48          Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49          Business Combination

49.1       Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2       Prior to the consummation of a Business Combination, the Company shall either:

(a)          submit such Business Combination to its Members for approval; or

(b)         provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 upon consummation of such Business Combination. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.

49.3       If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

www.verify.gov.ky File#: 370146

Annex B-34

49.4       At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5       Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).

49.6       A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7       In the event that the Company does not consummate a Business Combination within 24 months from the consummation of the IPO (or up to 30 months if such date is extended as described in the prospectus relating to the IPO), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)          cease all operations except for the purpose of winding up;

(b)         as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

www.verify.gov.ky File#: 370146

Annex B-35

(c)          as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8       In the event that any amendment is made to the Articles:

(a)          to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 24 months from the consummation of the IPO (or up to 30 months if such date is extended as described in the prospectus relating to the IPO), or such later time as the Members may approve in accordance with the Articles; or

(b)         with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

49.9       A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10     After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)          receive funds from the Trust Account; or

(b)         vote as a class with Public Shares on a Business Combination.

49.11     The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:

(a)          any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and

(b)         any Director or Officer and any Affiliate of such Director or Officer.

49.12     A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

www.verify.gov.ky File#: 370146

Annex B-36

49.13     As long as the securities of the Company are listed on the Nasdaq Capital Market, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes and excluding the amount of deferred underwriting discounts held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

49.14     The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to complete a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

50          Business Opportunities

50.1       To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

50.2       Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

50.3       To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

www.verify.gov.ky File#: 370146

Annex B-37

Annex C

CERTIFICATE OF INCORPORATION
OF
OPAL FUELS INC.

1.        Name. The name of the Corporation is Opal Fuels Inc. (the “Corporation”).

2.        Address; Registered Office and Agent. The address of the Corporation’s registered office in the State of Delaware is c/o [•] and the name of its registered agent at such address is [•].

3.        Purposes. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

4.        Number of Shares.

4.1        The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,120,000,000 shares, consisting of: (i) 820,000,000 shares of common stock, divided into (a) 340,000,000 shares of Class A common stock, with the par value of $0.0001 per share (the “Class A Common Stock”); (b) 160,000,000 shares of Class B common stock, with the par value of $0.0001 per share (the “Class B Common Stock”); (c) 160,000,000 shares of Class C common stock, with the par value of $0.0001 per share (the “Class C Common Stock”); and (d) 160,000,000 shares of Class D common stock, with the par value of $0.0001 per share (the “Class D Common Stock” and, together with the Class A Common Stock, the Class B Common Stock and the Class C Common Stock, the “Common Stock”); and (ii) 300,000,000 shares of preferred stock, with the par value of $0.0001 per share (the “Preferred Stock”).

4.2        Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, the number of authorized shares of any series of the Common Stock or the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding), in each case, by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any class or series of the Common Stock or the Preferred Stock voting separately as a class or series will be required therefor. Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class or series may not be decreased below the number of shares of such class or series then outstanding, plus:

(i)        in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (A) the exchange of all outstanding shares of Class B Common Stock, together with the corresponding Class B LLC Units, pursuant to the Operating Agreement, (B) the conversion of all outstanding shares of Class C Common Stock (including the amount of shares of Class C Common Stock issuable in connection with the exchange of all outstanding shares of Class D Common Stock, together with the corresponding Class B LLC Units, pursuant to the Operating Agreement) pursuant to this Certificate of Incorporation and (C) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for shares of Class A Common Stock;

(ii)        in the case of Class B Common Stock, the number of shares of Class B Common Stock issuable in connection with (A) the conversion of all outstanding shares of Class D Common Stock pursuant to this Certificate of Incorporation and (B) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for shares of Class B Common Stock;

(iii)        in the case of Class C Common Stock, the number of shares of Class C Common Stock issuable in connection with (A) the exchange of all outstanding shares of Class D Common Stock, together with the corresponding Class B LLC Units, pursuant to the Operating Agreement and (B) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for shares of Class C Common Stock; and

(iv)        in the case of Class D Common Stock, the number of shares of Class D Common Stock issuable in connection with the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for shares of Class D Common Stock.

Annex C-1

5.        Classes of Shares. The designations and the powers, privileges, preferences and rights, and the qualifications, limitations and restrictions thereof, in respect of each class of capital stock of the Corporation are as follows:

5.1        Common Stock.

(i)        Voting Rights.

(1)        Each holder of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, each holder of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, each holder of Class C Common Stock will be entitled to five votes for each share of Class C Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and each holder of Class D Common Stock will be entitled to five votes for each share of Class D Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, except that, in each case, to the fullest extent permitted by law and subject to Section 5.1(i)(2), holders of shares of each series of the Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) or under the General Corporation Law.

(2)        (a) The holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to the Class B Common Stock, the Class C Common Stock and the Class D Common Stock, (b) the holders of the outstanding shares of Class B Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to the Class A Common Stock, the Class C Common Stock and the Class D Common Stock, (c) the holders of the outstanding shares of Class C Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to the Class A Common Stock, the Class B Common Stock and the Class D Common Stock and (d) the holders of the outstanding shares of Class D Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to the Class A Common Stock, the Class B Common Stock and the Class C Common Stock, it being understood that any merger, consolidation or other business combination shall not be deemed an amendment hereof if such merger, consolidation or other business combination constitutes a “Termination Transaction” permitted by Section 3.07 of the Operating Agreement.

(3)        Except as otherwise required in this Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock).

Annex C-2

(ii)        Dividends; Stock Splits or Combinations.

(1)        Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Class A Common Stock and the Class C Common Stock with respect to the payment of dividends, dividends and other distributions of cash, stock or property may be declared and paid on the shares of Class A Common Stock and the shares of Class C Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the board of directors of the Corporation (the “Board”) in its discretion may determine.

(2)        Except as provided in Section 5.1(ii)(3) with respect to stock dividends, dividends of cash or property may not be declared or paid on shares of Class B Common Stock or on shares of Class D Common Stock.

(3)        In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any series of Common Stock (each, a “Stock Adjustment”) unless (a) a corresponding Stock Adjustment for all other series of Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner and (b) the Stock Adjustment has been reflected in the same economically equivalent manner on all Class A LLC Units. Stock dividends with respect to each series of Common Stock may only be paid with shares of stock of the same series of Common Stock.

(iii)        Liquidation.  In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock are entitled, if any, the holders of all outstanding shares of Class A Common Stock and Class C Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A Common Stock and Class C Common Stock will be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares of Class A Common Stock and Class C Common Stock, which shall be treated a single class solely for the purposes of this Section 5.1(iii). Without limiting the rights of (1) the holders of Class B Common Stock to exchange their shares of Class B Common Stock, together with the corresponding Class B LLC Units constituting the remainder of any Paired Interests in which such shares are included, for shares of Class A Common Stock in accordance with the Operating Agreement (or for the consideration payable in respect of shares of Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up) and (2) the holders of Class D Common Stock to exchange their shares of Class D Common Stock, together with the corresponding Class B LLC Units constituting the remainder of any Paired Interests in which such shares are included, for shares of Class C Common Stock in accordance with the Operating Agreement (or for the consideration payable in respect of shares of Class C Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up), the holders of shares of Class B Common Stock and Class D Common Stock, as such, will not be entitled to receive, with respect to such shares, any assets of the Corporation in excess of the par value thereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

5.2        Preferred Stock.

(a)        The Board is expressly authorized, subject to any limitations prescribed by the laws of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable laws of the State of Delaware (a “Certificate of Designation”), to establish from time to time the number of shares of Preferred Stock to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of Preferred Stock of any such series.

Annex C-3

(b)        Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock, (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.

6.        Class B Common Stock, Class C Common Stock and Class D Common Stock.

6.1        Cancellation of Class B Common Stock and Class D Common Stock.  No holder of Class B Common Stock or Class D Common Stock may transfer shares of Class B Common Stock or Class D Common Stock, respectively, to any person unless such holder transfers a corresponding number of Class B LLC Units to the same person in accordance with the provisions of the Operating Agreement. If any outstanding share of Class B Common Stock or Class D Common Stock ceases to be held by a holder of the corresponding Class B LLC Unit, such share of Class B Common Stock or Class D Common Stock, respectively, shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock or Class D Common Stock, respectively, be transferred to the Corporation for no consideration and cancelled.

6.2        Reservation of Shares of Class A Common Stock, Class B Common Stock and Class C Common Stock.

(i)        The Corporation will at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock, (i) solely for the purpose of the issuance in connection with the exchange of Paired Interests, the number of shares of Class A Common Stock that are issuable upon the exchange of all outstanding Paired Interests which consist of Class B Common Stock and Class B LLC Units pursuant to the Operating Agreement and (ii) solely for the purpose of the issuance in connection with the conversion of shares of all outstanding Class C Common Stock (including all shares of Class C Common Stock issuable upon the exchange of Paired Interests which consist of Class D Common Stock and Class B LLC Units pursuant to the Operating Agreement) into shares of Class A Common Stock pursuant to this Certificate of Incorporation, the number of shares of Class A Common Stock that are issuable upon such conversion. The Corporation covenants that all the shares of Class A Common Stock that are issued upon the exchange of such Paired Interests or conversion of such shares of Class C Common Stock will, upon issuance, be validly issued, fully paid and non-assessable.

(ii)        The Corporation will at all times reserve and keep available out of its authorized and unissued shares of Class B Common Stock, solely for the purpose of the issuance in connection with the conversion of shares of all outstanding Class D Common Stock into shares of Class B Common Stock pursuant to this Certificate of Incorporation, the number of shares of Class B Common Stock that are issuable upon such conversion. The Corporation covenants that all the shares of Class B Common Stock that are issued upon the conversion of such shares of Class D Common Stock will, upon issuance, be validly issued, fully paid and non-assessable.

(iii)        The Corporation will at all times reserve and keep available out of its authorized and unissued shares of Class C Common Stock, solely for the purpose of the issuance in connection with the exchange of Paired Interests which consist of Class D Common Stock and Class B LLC Units, the number of shares of Class C Common Stock that are issuable upon the exchange of all outstanding Paired Interests which consist of Class D Common Stock and Class B LLC Units, pursuant to the Operating Agreement. The Corporation covenants that all the shares of Class C Common Stock that are issued upon the exchange of such Paired Interests will, upon issuance, be validly issued, fully paid and non-assessable.

6.3        Taxes.

(i)        The issuance of shares of Class A Common Stock or Class C Common Stock, as the case may be, upon the exercise by holders of Class B LLC Units of their right under the Operating Agreement to exchange Paired Interests for shares of Class A Common Stock or Class C Common Stock, as the case may be, will be made without charge to such holders for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided, however, that if any such shares of Class A Common

Annex C-4

Stock or Class C Common Stock are to be issued in a name other than that of the then record holder of the Paired Interests being exchanged (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered, shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

(ii)        The issuance of shares of Class A Common Stock or Class B Common Stock, as the case may be, upon the conversion of the shares of Class C Common Stock or Class D Common Stock, as the case maybe, in accordance with the terms of this Certificate of Incorporation will be made without charge to such holders for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided, however, that if any such shares of Class A Common Stock or Class B Common Stock are to be issued in a name other than that of the then record holder of the Class A Common Stock or Class B Common Stock, as the case may be, being exchanged (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered, shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

6.4        Subscription Rights. To the extent Class B LLC Units are issued pursuant to the Operating Agreement to (i) any Qualified Stockholder, such Qualified Stockholder shall have the right to subscribe for an equivalent number of shares of Class D Common Stock (subject to adjustment as set forth herein) in exchange for a payment in cash equal to the aggregate par value of such shares of Class D Common Stock or (ii) any stockholder of the Corporation other than a Qualified Stockholder, such stockholder shall have the right to subscribe for an equivalent number of shares of Class B Common Stock (subject to adjustment as set forth herein) in exchange for a payment in cash equal to the aggregate par value of such shares of Class B Common Stock.

6.5        Voluntary Conversion of Class C Common Stock and Class D Common Stock.  Each share of Class C Common Stock shall be convertible into one share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation, and each share of Class D Common Stock shall be convertible into one share of Class B Common Stock at the option of the holder thereof at any time upon written notice to the Corporation; provided that, for the avoidance of doubt, any such holder of shares of Class C Common Stock or Class D Common Stock may in such written notice to the Corporation specify that such conversion into shares of Class A Common Stock or Class B Common Stock, respectively, shall be contingent upon the consummation of one or more sale or other transfer transactions.

6.6        Automatic Conversion of Class C Common Stock and Class D Common Stock.  Each share of Class C Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock and each share of Class D Common Stock shall automatically, without any further action, convert into one share of Class B Common Stock, in each case, upon a Transfer, other than a Transfer to a Qualified Stockholder.

6.7        Definitions. For purposes of this Section 6, references to:

(a)        “Convertible Security” shall mean any evidences of indebtedness, shares or other securities, including restricted stock units, convertible into or exchangeable for shares of Class A Common Stock, Class B Common Stock, Class C Common Stock or Class D Common Stock, either directly or indirectly. For the avoidance of doubt, no share of Common Stock shall be deemed to be a Convertible Security.

(b)        “Effectiveness Date” shall mean the date of the filing of this Certificate of Incorporation.

(c)        “Immediate Family Member” shall mean, with respect to a Qualified Stockholder, a spouse, domestic partner, child, grandchild or other lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such individual, father, father-in-law, mother, mother-in-law, brother, step-brother, sister or step-sister.

Annex C-5

(d)        “Option” shall mean rights, options, restricted stock units or warrants to subscribe for, purchase or otherwise acquire shares of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock.

(e)        “Permitted Entity” shall mean, with respect to a Qualified Stockholder, (i) any general partnership, limited partnership, limited liability company, corporation, trust or other entity under the Voting Control of, controlling or under common control with (a) such Qualified Stockholder and/or (b) any other Permitted Entity of such Qualified Stockholder, (ii) solely with respect to a Qualified Stockholder that is a venture capital, private equity or similar private investment fund, any general partner, managing member, officer or director of such Qualified Stockholder or an affiliated investment fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management or advisory company with, such Qualified Stockholder or (iii) any other corporation, partnership, limited liability company or trust approved by the Board.

(f)        “Permitted Foundation” shall mean, with respect to a Qualified Stockholder, a trust, donor-advised fund or charitable organization or organization that is tax-exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), so long as such Qualified Stockholder has Voting Control with respect to the shares of Class C Common Stock and Class D Common Stock held by such trust or organization and the Transfer to such trust does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust or organization) to such Qualified Stockholder.

(g)        “Permitted IRA” shall mean an Individual Retirement Account, as defined in Section 408(a) of the Code, a “Roth IRA,” as defined in Section 408A(b) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which a Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that, in each case, such Qualified Stockholder has Voting Control with respect to the shares of Class C Common Stock or Class D Common Stock held in such account, plan or trust.

(h)        “Permitted Transfer” shall mean, and be restricted to, any Transfer of a share of Class C Common Stock or Class D Common Stock (i) by a Qualified Stockholder to (A) any Permitted Trust of such Qualified Stockholder, (B) any Permitted IRA of such Qualified Stockholder, (C) any Permitted Entity of such Qualified Stockholder, (D) any Permitted Foundation of such Qualified Stockholder or (E) any Immediate Family Member of such Qualified Stockholder or (ii) by a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation of a Qualified Stockholder to (A) such Qualified Stockholder or (B) any other Permitted Entity, Permitted Trust, Permitted IRA or Permitted Foundation of such Qualified Stockholder.

(i)        “Permitted Transferee” shall mean a transferee of shares of Class C Common Stock or Class D Common Stock received in a Permitted Transfer.

(j)        “Permitted Trust” shall mean, with respect to a Qualified Stockholder, (i) a trust for the benefit of such Qualified Stockholder and for the benefit of such Qualified Stockholder and such Qualified Stockholder’s Immediate Family Members, (ii) a trust for the benefit of such Qualified Stockholder and/or persons other than such Qualified Stockholder so long as such Qualified Stockholder has Voting Control with respect to the shares of Class C Common Stock and Class D Common Stock held by such trust to such Qualified Stockholder or (iii) a trust under the terms of which such Qualified Stockholder has retained a “qualified interest” within the meaning of §2702(b)(1) of the Code or a reversionary interest so long as such Qualified Stockholder has Voting Control with respect to the shares of Class C Common Stock and Class D Common Stock held by such trust.

(k)        “Qualified Stockholder” shall mean (i) the record holder of a share of Class C Common Stock or Class D Common Stock as of the Effectiveness Date, (ii) each natural person who, prior to the Effectiveness Date, Transferred shares of capital stock of the Corporation to a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation that is or becomes a Qualified Stockholder, (iii) each natural person who Transferred shares of, or equity awards for, Class C Common Stock or Class D Common Stock (including any Option exercisable or Convertible Security exchangeable for or convertible into shares of Class C Common Stock or Class D Common Stock) to a Permitted Trust, Permitted IRA,

Annex C-6

Permitted Entity or Permitted Foundation that is or becomes a Qualified Stockholder, (v) a Permitted Transferee and (iv) any natural person or general partnership, limited partnership, limited liability company, corporation, trust or other entity which has Voting Control of a Qualified Stockholder.

(l)        “Transfer” of a share of Class C Common Stock or Class D Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class C Common Stock or Class D Common Stock to a broker or other nominee that results in a corresponding change in beneficial ownership (and excluding, for example, a transfer to a broker acting in capacity as an agent on behalf of a Qualified Stockholder and not as a principal), or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise; provided, however, that the following shall not be considered a “Transfer” within the meaning of this Section 6.6:

(i)        the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(ii)        entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of shares of Class C Common Stock and Class D Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation and (B) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(iii)        entering into a voting trust, agreement or arrangement (with or without granting a proxy) pursuant to a written agreement to which the Corporation is a party;

(iv)        the pledge of shares of Class C Common Stock or Class D Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer;

(v)        the fact that, as of the Effectiveness Date or at any time after the Effectiveness Date, the spouse of any holder of shares of Class C Common Stock or Class D Common Stock possesses or obtains an interest in such holder’s shares of Class C Common Stock or Class D Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a Transfer of such shares of Class C Common Stock or Class D Common Stock (including a Transfer by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or any other court order); or

(vi)        in connection with a merger or consolidation of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a merger or consolidation, that has been approved by the Board, the entering into a support, voting, tender or similar agreement or arrangement (in each case, with or without the grant of a proxy) that has also been approved by the Board.

A Transfer shall also be deemed to have occurred with respect to a share of Class C Common Stock or Class D Common Stock beneficially held by an entity that is a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation, as of the date that such entity is no longer a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation.

(m)        “Voting Control” shall mean, with respect to a share of Class C Common Stock or Class D Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise. A Qualified Stockholder will be deemed to have Voting Control with respect to shares contributed to a donor-advised fund.

Annex C-7

7.        Board of Directors.

7.1        Number of Directors.

(i)        The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. Unless and except to the extent that the By-laws of the Corporation (as such By-laws may be amended from time to time, the “By-laws”) shall so require, the election of the directors of the Corporation (the “Directors”) need not be by written ballot. Except as otherwise provided for or fixed pursuant to the provisions of Section 5.2 relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the total number of Directors constituting the entire Board shall, (a) as of the date of this Certificate of Incorporation, initially be seven and (b) thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time by the Board.

(ii)        During any period when the holders of any series of Preferred Stock have the right to elect additional Directors as provided for or fixed pursuant to the provisions of Section 5.2 (“Preferred Stock Directors”), upon the commencement, and for the duration, of the period during which such right continues: (a) the then total authorized number of Directors shall automatically be increased by such specified number of Preferred Stock Directors, and the holders of such series of Preferred Stock shall be entitled to elect such Preferred Stock Directors pursuant to the provisions of any Certificate of Designation for such series of Preferred Stock; and (b) each such Preferred Stock Director shall serve until such Preferred Stock Director’s successor shall have been duly elected and qualified, or until such Preferred Stock Director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock Directors elected by the holders of such Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such Preferred Stock Directors, shall forthwith terminate and the total and authorized number of Directors shall be reduced accordingly.

7.2        Vacancies and Newly Created Directorships. Subject to any limitations imposed by applicable law and the rights of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies on the Board resulting from a Director’s death, resignation, disqualification, or removal from office shall, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board, and not by the stockholders. Any Director so chosen shall hold office until the next election of Directors and until his or her successor shall be duly elected and qualified or until such Director’s earlier death, disqualification, resignation or removal. No decrease in the authorized number of Directors shall shorten the term of any Director then in office.

7.3        Removal of Directors. Any Director may resign from office at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the By-laws. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board’s or the Corporation’s acceptance of a resignation shall not be necessary to make it effective. Subject to any limitations imposed by applicable law and except for Preferred Stock Directors, any Director or the entire Board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class. In case the Board or any one or more Directors should be so removed, any new Directors shall be elected pursuant to terms of Section 7.2.

8.        Meetings of Stockholders.

8.1        Action by Written Consent. Subject to, with respect to the Preferred Stock, the terms of any series of Preferred Stock, (i) for so long as the holders of shares of Class C Common Stock and Class D Common Stock beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in election of directors any action that is required or permitted to be taken by the stockholders of the Corporation may be effected by consent in lieu of a meeting and (ii) if the holders of shares of Class C Common

Annex C-8

Stock and Class D Common Stock do not beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in election of directors, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by any consent in lieu of a meeting.

8.2        Meetings of Stockholders.

(i)        An annual meeting of stockholders for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held at such place, if any, on such date, and at such time as the Board shall determine in accordance with the By-Laws.

(ii)        Subject to any special rights of the holders of any series of Preferred Stock and the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the chairperson of the Board, the vice chairperson of the Board, the chief executive officer of the Corporation or at the direction of the Board pursuant to a written resolution adopted by a majority of the total number of Directors that the Corporation would have if there were no vacancies, and the ability of the stockholders or any other Persons to call a special meeting of the stockholders is hereby specifically denied. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

(iii)        Advance notice of stockholder nominations for the election of Directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-laws.

8.3        No Cumulative Voting. There shall be no cumulative voting in the election of Directors.

9.        Indemnification.

9.1        Limited Liability. No Director shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exception from liability or limitation thereof is not permitted under the General Corporation Law as the same exists or hereafter may be amended to expand the scope of exculpation as permitted under the General Corporation Law. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize further elimination or limitation of the liability of Directors, then the liability of a Director shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended. Neither any amendment nor repeal of this Section 9.1, nor the adoption of any provision in this Certificate of Incorporation inconsistent with this Section 9.1, shall eliminate, reduce or otherwise adversely affect any limitation on personal liability of a Director existing at or prior to the time of such amendment, repeal or adoption.

9.2        Right to Indemnification. To the fullest extent permitted by applicable law, the Corporation shall have the power to provide indemnification of (and advancement of expenses to) Directors, officers, employees and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through By-law provisions, agreements with such Directors, officers, employees, agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. Any amendment, repeal or modification of this Section 9.2 shall only be prospective and shall not affect the rights or protections or increase the liability of any Director under this Section 9.2 in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

9.3        Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any Person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such Person in any such capacity or arising out of such Person’s status as such, whether or not the Corporation would have the power to indemnify such Person against such liability under the General Corporation Law.

9.4        Nonexclusivity of Rights. The rights and authority conferred in this Article 9 shall not be exclusive of any other right that any Person may otherwise have or hereafter acquire.

Annex C-9

10.        Adoption, Amendment or Repeal of By-Laws. In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to adopt, alter, amend or repeal the By-laws. Any adoption, alteration, amendment or repeal of the By-laws by the Board shall require the approval of a majority of the authorized number of Directors. The stockholders of the Corporation shall also have power to adopt, alter, amend or repeal the By-laws.

11.        Adoption, Amendment or Repeal of Certificate of Incorporation. Subject to Article 5, the Corporation reserves the right to adopt, amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended, are granted and held subject to this reservation.

12.        Forum for Adjudication of Disputes.

12.1        Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), and any appellate court thereof shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of the Corporation; (ii) any action, suit or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action, suit or proceeding (including any class action) asserting a claim against the Corporation or any current or former director, officer, other employee, agent or stockholder of the Corporation arising out of or pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the By-laws (as each may be amended from time to time); (iv) any action, suit or proceeding (including any class action) to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the By-laws (including any right, obligation or remedy thereunder); (v) any action, suit or proceeding as to which the General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article 12 shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

12.2        If any action the subject matter of which is within the scope of Section 12.1 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder of the Corporation, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

12.3        Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

12.4        Any person or entity purchasing, holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 12.

13.        Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the

Annex C-10

provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its Directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

14.        Corporate Opportunity. To the fullest extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or Directors, or any of their respective affiliates, and the Corporation renounces any expectancy that any of the Directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except the doctrine of corporate opportunity shall apply with respect to any of the Directors or officers of the Corporation with respect to a corporate opportunity that was offered to, or presented to, or acquired or developed by such person solely in his or her capacity as a Director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) such Director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.

15.        Definitions. As used in this Certificate of Incorporation, unless the context otherwise requires or as set forth in another Article or Section of this Certificate of Incorporation, the term:

(a)        “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that (i) neither the Corporation nor any of its subsidiaries will be deemed an Affiliate of any stockholder of the Corporation or any of such stockholders’ Affiliates and (ii) no stockholder of the Corporation will be deemed an Affiliate of any other stockholder of the Corporation, in each case, solely by reason of any investment in the Corporation (including any representatives of such stockholder serving on the Board).

(b)        “Board” is defined in Section 5.1(ii)(1).

(c)        “By-laws” is defined in Section 7.1(i).

(d)        “Certificate of Designation” is defined in Section 5.2(a).

(e)        “Class A Common Stock” is defined in Section 4.1.

(f)        “Class A LLC Unit” means a unit of Opal Fuels LLC designated as a “Class A Unit” pursuant to the Operating Agreement.

(g)        “Class B Common Stock” is defined in Section 4.1.

(h)        “Class B LLC Unit” means a unit of Opal Fuels LLC designated as a “Class B Unit” pursuant to the Operating Agreement.

(i)        “Class C Common Stock” is defined in Section 4.1.

(j)        “Class D Common Stock” is defined in Section 4.1.

(k)        “Common Stock” is defined in Section 4.1.

(l)        “control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

(m)        “Corporation” is defined in Section 1.

(n)        “Directors” is defined in Section 7.1(i).

(o)        “Enforcement Action” is defined in Section 12.2.

Annex C-11

(p)        “Foreign Action” is defined in Section 12.2.

(q)        “General Corporation Law” means the General Corporation Law of the State of Delaware, as from time to time in effect.

(r)        “Opal Fuels LLC” means Opal Fuels LLC, a Delaware limited liability company or any successor thereto.

(s)        “Operating Agreement” means the Second Amended and Restated Operating Agreement of Opal Fuels LLC, dated as of [•], 2022, by and among the Corporation, the Post-Acquisition LLC Members and the other Persons that may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.

(t)        “Paired Interest” means one Class B LLC Unit, together with one share of Class B Common Stock or one share of Class D Common Stock, as the case may be, subject to adjustment pursuant to Article XI of the Operating Agreement.

(u)        “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

(v)        “Post-Acquisition LLC Members” means those members of Opal Fuels LLC, as set forth in the Operating Agreement, as of the date thereof.

(w)        “Preferred Stock” is defined in Section 4.1.

(x)        “Preferred Stock Directors” is defined in Section 7.1(ii).

(y)        “Stock Adjustment” is defined in Section 5.1(ii)(3).

16.        Sole Incorporator. The name and mailing address of the sole incorporator of the Corporation are:

Kirkland & Ellis LLP
609 Main St
Houston, Texas 77002

[Remainder of page intentionally left blank]

Annex C-12

THE UNDERSIGNED, being the sole incorporator hereinabove named, makes and files this Certificate of Incorporation, and does hereby declare and certify that said instrument is its act and deed and that the facts stated herein are true, and accordingly has executed this Certificate of Incorporation this [•] day of [•], 2022.

KIRKLAND & ELLIS LLP
By:
Name:
Title:

[Signature Page to Certificate of Incorporation]

Annex C-13

Annex D

BY-LAWS
OF
OPAL FUELS inc.

(a Delaware corporation)

_____________________________________

ARTICLE I
DEFINITIONS

1.1        Definitions. As used in these By-laws, unless the context otherwise requires, the term:

“Assistant Secretary” means an Assistant Secretary of the Corporation.

“Assistant Treasurer” means an Assistant Treasurer of the Corporation.

“Board” means the Board of Directors of the Corporation.

“By-laws” means these By-laws of the Corporation, as amended and restated from time to time.

“Certificate of Incorporation” means the Certificate of Incorporation of the Corporation, as amended from time to time.

“Chairman” means the Chairman of the Board.

“Chief Executive Officer” means the Chief Executive Officer of the Corporation or if there are Co-Chief Executive Officers, the term “Chief Executive Officer” shall mean any Co-Chief Executive Officer.

“control” (including the terms “controlling” and “controlled”) means, with respect to the relationship between or among two or more persons, the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Corporation” means Opal Fuels Inc.

“Derivative” is defined in Section 2.2(d)(iii).

“Directors” means the directors of the Corporation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor law or statute, and the rules and regulations promulgated thereunder.

“final adjudication” is defined in Section 7.3.

“General Corporation Law” means the General Corporation Law of the State of Delaware, as amended.

“indemnitee” is defined in Section 7.3.

“law” means any U.S. or non-U.S. federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority (including any department, court, agency or official, or non-governmental self-regulatory organization, agency or authority and any political subdivision or instrumentality thereof).

“Lead Independent Director” is defined in Section 3.17.

“Nominating Stockholder” is defined in Section 3.3(c).

“Notice of Business” is defined in Section 2.2(c).

“Notice of Nomination” is defined in Section 3.3(d).

Annex D-1

“Notice Record Date” is defined in Section 2.4(a).

“Office of the Corporation” means the executive office of the Corporation, anything in Section 131 of the General Corporation Law to the contrary notwithstanding.

“President” means the President of the Corporation.

“Proponent” is defined in Section 2.2(d)(i).

“Public Disclosure” is defined in Section 2.2(i).

“SEC” means the Securities and Exchange Commission.

“Secretary” means the Secretary of the Corporation.

“Stockholder Associated Person” is defined in Section 2.2(j).

“Stockholder Business” is defined in Section 2.2(b).

“Stockholder Information” is defined in Section 2.2(d)(iii).

“Stockholder Nominees” is defined in Section 3.3(c).

“Stockholders” means the stockholders of the Corporation.

“Treasurer” means the Treasurer of the Corporation.

“Vice Chairman” means a Vice Chairman of the Board.1

“Vice President” means a Vice President of the Corporation.

“Voting Commitment” is defined in Section 3.4.

“Voting Record Date” is defined in Section 2.4(a).

“undertaking” is defined in Section 7.3.

ARTICLE II
STOCKHOLDERS

2.1        Place of Meetings. Meetings of Stockholders may be held at any place, either within or without the State of Delaware, at such place or solely by means of remote communication or otherwise, as may be designated by the Board from time to time. The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the General Corporation Law.

2.2        Annual Meetings; Stockholder Proposals.

(a)        A meeting of Stockholders for the election of Directors and other business shall be held annually on a date and at a time as may be designated by the Board from time to time. The Board may postpone or reschedule any annual meeting of Stockholders previously scheduled by the Board.

(b)        At an annual meeting of Stockholders, only business (other than business relating to the nomination or election of Directors, which is governed by Section 3.3) that has been properly brought before the Stockholder annual meeting in accordance with the procedures set forth in this Section 2.2 shall be conducted. To be properly brought before an annual meeting of Stockholders, such business must be brought before the meeting (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (A) was a Stockholder of record of the Corporation when the notice required by this Section 2.2 is delivered to the Secretary and at the time of the meeting, (B) is entitled to vote at the meeting and (C) complies with the notice and other provisions of this Section 2.2. Subject to Section 2.2(k), and except with respect to nominations or elections of Directors, which

____________

1        Note to Draft: The Vice Chairman to be a Fortistar nominee.

Annex D-2

are governed by Section 3.3, clause (ii) of this Section 2.2(b) is the exclusive means by which a Stockholder may bring business before an annual meeting of Stockholders; provided that if Rule 14a-8 of the Exchange Act (or any successor rule) is applicable, a Stockholder may not bring business before any meeting if the Stockholder fails to meet the requirements of such rule. Any business brought before a meeting in accordance with clause (ii) of this Section 2.2(b) is referred to as “Stockholder Business.”

(c)        Subject to Section 2.2(k), at any annual meeting of Stockholders, all proposals of Stockholder Business must be made by timely written notice given by or on behalf of a Stockholder of record of the Corporation (the “Notice of Business”) and must otherwise be a proper matter for Stockholder action. To be timely, the Notice of Business must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that if (i) the annual meeting of Stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of Stockholders or (ii) no annual meeting was held during the prior year, the notice by the Stockholder to be timely must be received (A) no earlier than 120 days before such annual meeting and (B) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure. In no event shall an adjournment or postponement, or Public Disclosure of an adjournment or postponement, of a Stockholder annual meeting commence a new time period (or extend any time period) for the giving of the Notice of Business.

(d)        The Notice of Business must set forth:

(i)        the name and record address of each Stockholder proposing Stockholder Business (each, a “Proponent”), as they appear on the Corporation’s books;

(ii)        the name and address of any Stockholder Associated Person (defined below) of each Proponent;

(iii)        as to each Proponent and any Stockholder Associated Person of such Proponent, (A) the class or series and number of shares of stock of the Corporation, directly or indirectly, held of record and beneficially by such Proponent or Stockholder Associated Person of such Proponent, (B) the date such shares of stock were acquired, (C) a description of any agreement, arrangement or understanding, direct or indirect, with respect to such Stockholder Business between or among such Proponent, any Stockholder Associated Person of such Proponent or any others (including their names) acting in concert with any of the foregoing, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of securities and/or borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of such Proponent’s notice by, or on behalf of, such Proponent or any Stockholder Associated Person of such Proponent, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such Proponent or any Stockholder Associated Person of such Proponent with respect to shares of stock of the Corporation or with a value derived in whole or in part from the value or decrease in value of any class or series of stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of stock of the Corporation or otherwise (a “Derivative”), (E) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which such Proponent or Stockholder Associated Person of such Proponent has a right to vote any shares of stock of the Corporation, (F) any rights to dividends on the stock of the Corporation owned beneficially by such Proponent or any Stockholder Associated Person of such Proponent that are separated or separable from the underlying stock of the Corporation, (G) any proportionate interest in stock of the Corporation or Derivatives held, directly or indirectly, by a general or limited partnership in which such Proponent or Stockholder Associated Person of such Proponent is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (H) any performance-related fees (other than an asset-based fee) that such Proponent or any Stockholder Associated Person of such Proponent is entitled to based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such notice. The information specified in Section 2.2(d)(i) to Section 2.2(d)(iii) is referred to herein as “Stockholder Information”;

Annex D-3

(iv)        the Stockholder Information with respect to any stock or other interests of the Corporation held by members of each Proponent’s or its Stockholder Associated Person’s immediate family sharing the same household;

(v)        a representation to the Corporation that each Proponent is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the Stockholder Business;

(vi)        a brief description of the Stockholder Business desired to be brought before the annual meeting of Stockholders, the text of the proposal (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these By-laws, the language of the proposed amendment) and the reasons for conducting such Stockholder Business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act);

(vii)        any material interest of each Proponent and any Stockholder Associated Person of such Proponent in the Stockholder Business;

(viii)        a representation to the Corporation as to whether each Proponent intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the Stockholder Business or (B) otherwise to solicit proxies from the Stockholders in support of such Stockholder Business;

(ix)        all other information that would be required to be filed with the SEC if the Proponents or Stockholder Associated Persons of the Proponents were participants in a solicitation subject to Section 14 of the Exchange Act; and

(x)        a representation and covenant for the benefit of the Corporation that the Proponents shall provide any other information reasonably requested by the Corporation.

(e)        The Proponents shall also provide any other information reasonably requested by the Corporation within ten business days after such request.

(f)        In addition, the Proponents shall further update and supplement the information provided to the Corporation in the Notice of Business or upon the Corporation’s request pursuant to Section 2.2(e) as needed, so that such information shall be true and correct as of the record date for the meeting and as of the date that is the later of five business days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than two business days before the date for the meeting (in the case of the update and supplement required to be made as of five business days before the meeting or any adjournment or postponement thereof).

(g)        The person presiding over the meeting of Stockholders shall, if the facts warrant, determine and declare to the meeting of Stockholders that business was not properly brought before the meeting of Stockholders in accordance with the procedures set forth in this Section 2.2, and if he or she should so determine, he or she shall so declare to the meeting of Stockholders and any such business not properly brought before the meeting of Stockholders shall not be transacted.

(h)        If each Proponent (or a qualified representative of such Proponent) does not appear at the meeting of Stockholders to present the Stockholder Business, such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.2, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of such writing or electronic transmission, at the meeting of Stockholders.

Annex D-4

(i)        “Public Disclosure” of any date or other information means disclosure thereof by a press release reported by the Dow Jones News Services, Associated Press or comparable U.S. national news service or in a document publicly filed by the Corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

(j)        “Stockholder Associated Person” means, with respect to any Stockholder, (i) any other beneficial owner of stock of the Corporation that is owned by such Stockholder and (ii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Stockholder or such beneficial owner.

(k)        The notice requirements of this Section 2.2 shall be deemed satisfied with respect to Stockholder proposals that have been properly brought under Rule 14a-8 of the Exchange Act and that are included in a proxy statement that has been prepared by the Corporation to solicit proxies for an annual meeting of Stockholders. Further, nothing in this Section 2.2 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

2.3        Special Meetings. Special meetings of Stockholders may be called only in the manner set forth in the Certificate of Incorporation. Notice of every special meeting of Stockholders shall state the purpose or purposes of such meeting. Except as otherwise required by law, the business conducted at a special meeting of Stockholders shall be limited to matters relating to the purpose or purposes stated in the Corporation’s notice of meeting, and the Board shall have exclusive authority to determine the business included in such notice. The Chairman, a Vice Chairman, the chief executive officer or the Board may postpone, reschedule or cancel any special meeting of Stockholders previously called.

2.4        Record Date.

(a)        For the purpose of determining the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date (the “Notice Record Date”), which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board and shall not be more than 60 days or less than ten days before the date of such meeting. The Notice Record Date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such Notice Record Date, that a later date on or before the date of such meeting shall be the date for making such determination (the “Voting Record Date”). For the purposes of determining the Stockholders entitled to consent to corporate action without a meeting of Stockholders in accordance with Section 228 of the General Corporation Law, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board and shall not be more than ten days after the date on which the resolution fixing the record date is adopted by the Board. For the purposes of determining the Stockholders entitled to (i) receive payment of any dividend or other distribution or allotment of any rights, (ii) exercise any rights in respect of any change, conversion or exchange of stock of the Corporation or (iii) take any other lawful action, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board and shall not be more than 60 days prior to such action.

(b)        If no such record date is fixed by the Board:

(i)        the record date for determining Stockholders entitled to notice of, and to vote at, a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(ii)        the record date for determining Stockholders entitled to consent to corporate action without a meeting of Stockholders (unless otherwise provided in the Certificate of Incorporation or applicable law), when no prior action by the Board is required by applicable law, shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and if prior action by the Board is required by applicable law, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting of Stockholders shall be at the close of business on the day on which the Board adopts the resolution taking such prior action; and

Annex D-5

(iii)        the record date for determining Stockholders entitled to (i) receive payment of any dividend or other distribution or allotment of any rights, (ii) exercise any rights in respect of any change, conversion or exchange of stock of the Corporation or (iii) take any other lawful action, unless otherwise required by the Certificate of Incorporation or applicable law, shall be at the close of business on the day on which the Board adopts the resolutions relating thereto.

(c)         when a determination of Stockholders of record entitled to notice of, or to vote at, any meeting of Stockholders has been made as provided in this Section 2.4, such determination shall apply to any adjournment thereof, unless the Board fixes a new Voting Record Date for the adjourned meeting of Stockholders, in which case the Board shall also fix such Voting Record Date or a date earlier than such date as the new Notice Record Date for such adjourned meeting.

2.5        Notice of Meetings of Stockholders. Whenever, under the provisions of applicable law, the Certificate of Incorporation or these By-laws, Stockholders are required or permitted to take any action at a meeting of Stockholders, a notice of the meeting in form of a writing or electronic transmission shall be given stating: (a) the place, if any, date and hour of such meeting; (b) the means of remote communication, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting; (c) the Voting Record Date, if such date is different from the Notice Record Date; and, (d) in the case of a special meeting of Stockholders, the purpose or purposes for which such meeting is called. Unless otherwise provided by these By-laws or applicable law, the notice of any meeting of Stockholders shall be given, not less than ten days nor more than 60 days before the date of such meeting, to each Stockholder entitled to vote at such meeting as of the Notice Record Date. If mailed, such notice shall be deemed to be given when deposited in the U.S. mail, with postage prepaid, and directed to the Stockholder at his, her or its address as it appears on the records of the Corporation. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic mail or other electronic transmission in the manner provided in Section 232 of the General Corporation Law. An affidavit of the Secretary, an Assistant Secretary or the transfer agent of the Corporation that the notice required by this Section 2.5 has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. If a meeting of Stockholders is adjourned to another time or place, notice need not be given of the adjourned meeting of Stockholders if the time and place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting of Stockholders at which the adjournment is taken. Any business that might have been transacted at the meeting of Stockholders as originally called may be transacted at the adjourned meeting of Stockholders. If, however, the adjournment is for more than 30 days, a notice of the adjourned meeting of Stockholders shall be given to each Stockholder of record entitled to vote at such meeting. If, after the adjournment, a new Voting Record Date is fixed for the adjourned meeting of Stockholders, the Board shall fix a new Notice Record Date in accordance with Section 2.4(b)(iii) and shall give notice of such adjourned meeting to each Stockholder entitled to vote at such meeting as of the Notice Record Date.

2.6        Waivers of Notice. Whenever the giving of any notice to Stockholders is required to be given by applicable law, the Certificate of Incorporation or these By-laws, a written waiver, signed by the person entitled to notice, or a waiver electronic transmission by the person entitled to notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance by a Stockholder at a meeting of Stockholders shall constitute a waiver of notice of such meeting except when the Stockholder attends such meeting for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business on the ground that such meeting has not been lawfully called or convened. Any Stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given. Neither the business to be transacted at, nor the purposes of, any regular or special meeting of Stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these By-laws.

2.7        List of Stockholders. The Corporation shall prepare and make available, at least ten days before every meeting of Stockholders, a complete, alphabetical list of the Stockholders entitled to vote at the meeting of Stockholders (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list may be examined by any Stockholder or such Stockholder’s

Annex D-6

agent or attorney, at such Stockholder’s expense, for any purpose germane to the meeting of Stockholders, for a period of at least ten days prior to such meeting, during ordinary business hours at the principal place of business of the Corporation or on a reasonably accessible electronic network as provided by applicable law. If the meeting of Stockholders is to be held at a place, the list shall also be produced and kept at the time and place of such meeting during the whole time thereof and may be examined by any Stockholder who is present. If the meeting of Stockholders is held solely by means of remote communication, the list shall also be open for examination as provided by applicable law. Except as provided by applicable law, the stock ledger shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders or to vote in person or by proxy at any meeting of Stockholders.

2.8        Quorum of Stockholders; Adjournment. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, at each meeting of Stockholders, the presence, in person, or represented by proxy, of the holders of a majority of the voting power of all issued and outstanding shares of stock of the Corporation entitled to vote at the meeting of Stockholders shall constitute a quorum for the transaction of any business at such meeting, except that, where a separate vote by a class or series of classes of shares is required, a quorum shall consist of no less than a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable, present in person or represented by proxy. In the absence of a quorum, the holders of a majority in voting power of the shares of stock of the Corporation present in person or represented by proxy at any meeting of Stockholders, including an adjourned meeting of Stockholders, and entitled to vote at the meeting may adjourn such meeting to another time and place. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of Directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including, but not limited to its own stock, held by it in a fiduciary capacity.

2.9        Voting; Proxies. Unless otherwise provided by the General Corporation Law and except as specifically provided in Section 5.1(i)(1) of the Certificate of Incorporation, each Stockholder entitled to vote at any meeting of Stockholders shall be entitled to one vote for each share of stock of the Corporation held by such Stockholder which has voting power upon the matter in question. At any meeting of Stockholders, all matters other than the election of Directors, except as otherwise provided by the Certificate of Incorporation, these By-laws or any applicable law, shall be decided by the affirmative vote of the holders of a majority in voting power of the issued and outstanding shares of capital stock of the Corporation present in person or represented by proxy and entitled to vote thereon. At all meetings of Stockholders for the election of Directors, a plurality of the votes cast shall be sufficient to elect Directors. Each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting of the Corporation may authorize another person or persons to act for such Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy expressly provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Stockholder may revoke any proxy that is not irrevocable by attending the meeting of Stockholders and voting in person or by delivering to the Secretary a revocation of the proxy or by delivering a new proxy bearing a later date.

2.10        Voting Procedures and Inspectors at Meetings of Stockholders. The Corporation, in advance of any meeting of Stockholders, shall appoint one or more inspectors, who may be employees of the Corporation, to act at such meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of Stockholders, the person presiding at such meeting shall appoint one or more inspectors to act at such meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting of Stockholders and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at such meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board, the date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting of Stockholders shall be determined by the person presiding at such meeting and shall be announced at such meeting. No ballot, proxies, votes or any revocation thereof or change thereto shall be accepted by the inspectors after the closing of the polls

Annex D-7

unless the Court of Chancery of the State of Delaware, upon application by a Stockholder, shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

2.11        Conduct of Meetings; Adjournment. The Board may adopt such rules and procedures for the conduct of Stockholder meetings as it deems appropriate. At each meeting of Stockholders, the Chairman or, in the absence of the Chairman, the Vice Chairman or a designee appointed by the Chairman shall preside over each such meeting. Except to the extent inconsistent with the rules and procedures as adopted by the Board, the person presiding over the meeting of Stockholders shall have the right and authority to convene, adjourn and reconvene such meeting from time to time to prescribe such additional rules and procedures and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of such meeting. Such rules and procedures, whether adopted by the Board or prescribed by the person presiding over the meeting of Stockholders, may include (a) the establishment of an agenda or order of business for such meeting, (b) rules and procedures for maintaining order at such meeting and the safety of those present, (c) limitations on attendance at or participation in such meeting to Stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the person presiding over such meeting shall determine, (d) restrictions on entry to such meeting after the time fixed for the commencement thereof and (e) limitations on the time allotted to questions or comments by participants. The person presiding over any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of such meeting, may determine and declare to the meeting of Stockholders that a matter or business was not properly brought before such meeting and if such presiding person should so determine, he or she shall so declare to such meeting and any such matter or business not properly brought before such meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting of Stockholders, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The Secretary or, in the absence of the Secretary, one of the Assistant Secretaries or a designee appointed by the Chairman shall act as secretary of the meeting of Stockholders. To the extent permitted by applicable law, meetings of Stockholders may be conducted by remote communications, including by webcast.

2.12        Order of Business. The order of business at all meetings of Stockholders shall be as determined by the person presiding over the meeting of Stockholders.

2.13        Consent of Stockholders Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation, or these By-laws, any action required or permitted to be taken at any annual or special meeting of Stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of Stockholders at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with Section 228 of the General Corporation Law. A consent must be set forth in writing or in an electronic transmission, and no consent shall be effective to take the corporate action referred to therein unless consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner required by Section 228 of the General Corporation Law within 60 days of the first date on which a consent is so delivered to the Corporation. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Corporation. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective. Prompt notice of the taking of the corporate action without a meeting of Stockholders by less than unanimous consent shall be given to those Stockholders who have not consented and who, if the action had been taken at a meeting of Stockholders, would have been entitled to notice of the meeting of Stockholders if the record date for such meeting had been the date that consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided in Section 228 of the General Corporation Law.

Annex D-8

ARTICLE III
DIRECTORS

3.1        General Powers. Except as otherwise provided by the Certificate of Incorporation or the General Corporation Law, the business and affairs of the Corporation shall be managed by, or under the direction of, the Board. The Board may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these By-laws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

3.2        Number of Directors; Term of Office. Except as otherwise provided for in the Certificate of Incorporation or fixed pursuant to the provisions of Section 5.2 of the Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the total number of Directors constituting the entire Board shall, (a) as of the date of the Certificate of Incorporation, initially be seven and (b) thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. Directors shall be elected by the stockholders at their annual meeting, and each director so elected shall hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. The Board of Directors shall elect from its ranks a Chairman of the Board of Directors, who shall have the powers and perform such duties as provided in these Bylaws and as the Board of Directors may from time to time prescribe.

3.3        Nominations of Directors.

(a)        Notwithstanding the foregoing provisions of this Section 3.3, each Director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, or removal. No decrease in the authorized number of Directors constituting the Board shall shorten the term of any incumbent Director.

(b)        Subject to Section 3.3(k), only persons who are nominated in accordance with the procedures set forth in this Section 3.3 are eligible for election as Directors.

(c)        Nominations of persons for election to the Board may only be made at a meeting of Stockholders properly called for the election of Directors and only (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (A) was a Stockholder of record of the Corporation when the notice required by this Section 3.3 is delivered to the Secretary and at the time of such meeting, (B) is entitled to vote for the election of Directors at such meeting and (C) complies with the notice and other provisions of this Section 3.3. Subject to Section 3.3(k), clause (ii) of this Section 3.3(c) is the exclusive means by which a Stockholder may nominate a person for election to the Board. Persons nominated in accordance with clause (ii) of this Section 3.3(c) are referred to as “Stockholder Nominees.” A Stockholder nominating persons for election to the Board is referred to as the “Nominating Stockholder.”

(d)        Subject to Section 3.3(k), all nominations of Stockholder Nominees must be made by timely written notice given by or on behalf of a Stockholder of record of the Corporation (the “Notice of Nomination”). To be timely, the Notice of Nomination must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the attention of the Secretary, by the following dates:

(i)        in the case of the nomination of a Stockholder Nominee for election to the Board at an annual meeting of Stockholders, no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that if (A) the annual meeting of Stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of Stockholders or (B) no annual meeting of Stockholders was held during the prior year, the notice by the Stockholder to be timely must be received (1) no earlier than 120 days before such annual meeting and (2) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure; and

Annex D-9

(ii)        in the case of the nomination of a Stockholder Nominee for election to the Board at a special meeting of Stockholders, no earlier than 120 days before and no later than the later of 90 days before such special meeting and the tenth day after the day on which the notice of such special meeting was made by mail or Public Disclosure.

(e)        Notwithstanding anything to the contrary, if the number of Directors to be elected to the Board at a meeting of Stockholders is increased and there is no Public Disclosure by the Corporation naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting of Stockholders, a Notice of Nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered personally and received at the Office of the Corporation, addressed to the attention of the Secretary, no later than the close of business on the tenth day following the day on which such Public Disclosure is first made by the Corporation.

(f)        In no event shall an adjournment or postponement, or Public Disclosure of an adjournment or postponement, of an annual or special meeting of Stockholders commence a new time period (or extend any time period) for the giving of the Notice of Nomination.

(g)        The Notice of Nomination shall set forth:

(i)        the Stockholder Information with respect to each Nominating Stockholder and Stockholder Associated Person of such Nominating Stockholder;

(ii)        a representation to the Corporation that each Nominating Stockholder is a holder of record of stock of the Corporation entitled to vote at the meeting of Stockholders and intends to appear in person or by proxy at such meeting to propose such nomination;

(iii)        all information regarding each Stockholder Nominee and Stockholder Associated Person of the Nominating Stockholder nominating such Stockholder Nominee that would be required to be disclosed in a solicitation of proxies subject to Section 14 of the Exchange Act, the written consent of such Stockholder Nominee to being named in a proxy statement as a nominee and to serve if elected and a completed signed questionnaire, representation and agreement required by Section 3.4;

(iv)        a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among a Nominating Stockholder, Stockholder Associated Person of such Nominating Stockholder or their respective associates, or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if such Nominating Stockholder, Stockholder Associated Person of such Nominating Stockholder or any person acting in concert therewith were the “registrant” for purposes of such rule and the Stockholder Nominee nominated by such Stockholder Nominee were a director or executive of such registrant;

(v)        the Stockholder Information with respect to any stock or other interests of the Corporation held by members of the Nominating Stockholder’s or its Stockholder Associated Person’s immediate family sharing the same household;

(vi)        a representation to the Corporation as to whether each Nominating Stockholder intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination of such Nominating Stockholder’s Stockholder Nominees or (B) otherwise to solicit proxies from Stockholders in support of such nomination;

(vii)        all other information that would be required to be filed with the SEC if each Nominating Stockholder and Stockholder Associated Persons of such Nominating Stockholder were participants in a solicitation subject to Section 14 of the Exchange Act; and

(viii)        a representation and covenant for the benefit of the Corporation that each Nominating Stockholder shall provide any other information reasonably requested by the Corporation.

(h)        The Nominating Stockholders shall also provide any other information reasonably requested by the Corporation within ten business days after such request.

Annex D-10

(i)        In addition, the Nominating Stockholders shall further update and supplement the information provided to the Corporation in the Notice of Nomination or upon the Corporation’s request pursuant to Section 3.3(g) as needed, so that such information shall be true and correct as of the record date for the meeting of Stockholders and as of the date that is five business days before such meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no later than five business days after the record date for the meeting of Stockholders (in the case of the update and supplement required to be made as of the record date), and not later than two business days before the date for such meeting (in the case of the update and supplement required to be made as of five business days before the meeting or any adjournment or postponement thereof).

(j)        The person presiding over the meeting of Stockholders shall, if the facts warrant, determine and declare to such meeting, that the nomination of Directors was not made in accordance with the procedures set forth in this Section 3.3, and, if he or she should so determine, he or she shall so declare to such meeting and the defective nomination shall be disregarded.

(k)        If a Nominating Stockholder (or a qualified representative of such Stockholder) does not appear at the applicable Stockholder meeting to nominate its Stockholder Nominees, such nomination shall be disregarded and such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.3, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(l)        Nothing in this Section 3.3 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

3.4        Nominee and Director Qualifications. Unless the Board determines otherwise, to be eligible to be a nominee for election or reelection as a Director, a person must deliver (in accordance with the time periods prescribed for delivery of notice by the Board) to the Secretary at the Office of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person will act or vote as a Director on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply with such person’s fiduciary duties as a Director under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein and (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, and will comply, with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading and other policies and guidelines of the Corporation that are applicable to Directors.

3.5        Resignation. Any Director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective. If no such specification is made, the resignation shall be deemed effective at the time of delivery of the resignation to the Corporation. When one or more Directors shall resign from the Board, effective at a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his or her successor shall have been duly elected and qualified.

Annex D-11

3.6        Compensation. Each Director, in consideration of his or her service as such, shall be entitled to receive from the Corporation such amount per annum or such fees (payable in cash or equity) for attendance at Directors’ meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in connection with the performance of his or her duties. Each Director who shall serve as a member of any committee of Directors in consideration of serving as such shall be entitled to such additional amount per annum or such fees for attendance at committee meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in the performance of his or her duties. Nothing contained in this Section 3.6 shall preclude any Director from serving the Corporation or its subsidiaries in any other capacity and receiving proper compensation therefor.

3.7        Regular Meetings. Regular meetings of the Board may be held without notice at such times and at such places within or without the State of Delaware as may be determined from time to time by the Board or its Chairman.

3.8        Special Meetings. Special meetings of the Board may be held at such times and at such places within or without the State of Delaware as may be determined by the Chairman or the Vice Chairman on at least 24 hours’ notice to each Director given by one of the means specified in Section 3.11 other than by mail or on at least three days’ notice if given by mail.

3.9        Telephone Meetings. Board or Board committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in such meeting can hear each other. Participation by a Director in a Board or Board committee meeting pursuant to this Section 3.9 shall constitute presence in person at such meeting.

3.10        Adjourned Meetings. A majority of the Directors present at any meeting of the Board, including an adjourned meeting of the Board, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours’ notice of any adjourned meeting of the Board shall be given to each Director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 other than by mail or at least three days’ notice if by mail. Any business may be transacted at an adjourned meeting of the Board that might have been transacted at the meeting of the Board as originally called.

3.11        Notice Procedure. Subject to Section 3.8 and in Section 3.12, whenever notice is required to be given to any Director by applicable law, the Certificate of Incorporation or these By-laws, such notice shall be deemed given effectively if given in person or by telephone, mail or electronic mail addressed to such Director at such Director’s address or email address, as applicable, as it appears on the records of the Corporation, facsimile or by other means of electronic transmission.

3.12        Waiver of Notice. Whenever notice is required to be given to Directors by applicable law, the Certificate of Incorporation or these By-laws, a written waiver, signed by the Director entitled to the notice, or a waiver by electronic transmission by the Director entitled to notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a Director at a meeting of the Board shall constitute a waiver of notice of such meeting except when the Director attends a meeting of the Board for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business on the ground that such meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board or Board committee meeting need be specified in any waiver of notice.

3.13        Organization. At each meeting of the Board, the Chairman, or in the absence of the Chairman, a Vice Chairman, or if a Vice Chairman has not been appointed or is absent, a Director or Officer appointed by the Chairman, shall preside. The Secretary shall act as secretary at each meeting of the Board. If the Secretary is absent from any meeting of the Board, an Assistant Secretary shall perform the duties of secretary at such meeting, and in the absence from any such meeting of the Secretary and all Assistant Secretaries, the person presiding at such meeting may appoint any person to act as secretary of such meeting.

Annex D-12

3.14        Quorum of Directors. The presence in person of a majority of the total number of Directors of the Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board.

3.15        Voting. Except as otherwise expressly required by these By-laws or the Certificate of Incorporation, the vote of a majority of the Directors present at a meeting of the Board at which a quorum is present shall be the act of the Board; provided that to the extent one or more Directors recuses himself or herself from an act, the act of a majority of the remaining Directors present at such meeting shall be the act of the Board.

3.16        Action Without Meeting. Unless otherwise restricted by these By-laws or the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting of the Board or the committee, if all Directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and, after an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or committee thereof, in the same paper or electronic form as the minutes are maintained.

3.17        Chairman, Vice Chairman and Lead Independent Director. The Board of Directors may appoint from its members a Chairman. The Board of Directors may, in its sole discretion, from time to time appoint one or more Vice Chairman, each of whom in such capacity shall report directly to the Chairperson. The Chairman, if appointed and when present, shall preside at all meetings of Stockholders and the Board. The Chairman shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board shall designate from time to time. The Chairman, or if the Chairman is not an independent director, one of the independent directors, may be designated by the Board as lead independent director to serve as such until replaced by the Board (“Lead Independent Director”). The Lead Independent Director will perform such other duties as may be established or delegated by the Board.

ARTICLE IV
COMMITTEES OF THE BOARD

4.1        Committees of the Board. The Board may, by resolution, designate one or more committees of the Board, including, without limitation, an audit committee, a compensation committee, an investment committee and an executive committee, and each such committee shall consist of one or more of the Directors of the Corporation. The Board may, by resolution, adopt (a) an overall governance policy, which may include a delegation of authority from the Board to any such committee and/or any officer of the Corporation, and/or (b) a charter for any such committee. The Board may designate one or more Directors as alternate members of any committee of the Board, who may replace any absent or disqualified member at any meeting of such committee. If a member of a committee of the Board shall be absent from any meeting of such committee, or disqualified from voting thereat, the remaining member or members present at such meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board to act at such meeting in the place of any such absent or disqualified member. Any such committee of the Board, to the extent permitted by applicable law, and to the extent provided by resolution of the Board designating such committee, in an overall governance policy and/or the charter for such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board. The Board may remove any Director from any committee of the Board at any time, with or without cause. Unless the Board provides otherwise, at all meetings of a committee of the Board, a majority of the then authorized members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such committee present at any meeting of such committee at which there is a quorum shall be the act of such committee. Each committee of the Board shall keep regular minutes of its meetings. Unless the Board provides otherwise, each committee of the Board designated by the Board may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures, each committee of the Board shall conduct its business in the same manner as the Board conducts its business pursuant to ARTICLE III.

Annex D-13

ARTICLE V
OFFICERS

5.1        Positions; Election. The Board may from time to time elect officers of the Corporation, which may include a Chief Executive Officer, a President, a Chief Financial Officer, one or more Vice Presidents, a Secretary, a Treasurer and any other officers as it may deem proper. The Board may delegate to any elected officer of the Corporation the power to appoint and remove any such officers and to prescribe their respective terms of office, authorities and duties. Any number of offices may be held by the same person. Should the Corporation or any of its subsidiaries enter into any management services or similar agreement with another entity (each as may be amended, supplemented, restated or replaced from time to time), the officers of the Corporation may be the officers or employees of such entity to the extent permitted by applicable law.

5.2        Term of Office. Each officer of the Corporation shall hold office for such term as may be determined by the Board or, except with respect to his or her own office, the Chief Executive Officer, or until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation or removal. Any officer of the Corporation may resign at any time upon written notice to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective. The resignation of an officer of the Corporation shall be without prejudice to the contract rights of the Corporation, if any. Any officer of the Corporation may be removed at any time with or without cause by the Board or, in the case of appointed officers of the Corporation, by any elected officer of the Corporation upon whom such power of removal shall have been conferred by the Board. Any vacancy occurring in any office of the Corporation may be filled by the Board or, in the case of appointed officers of the Corporation, by any elected officer of the Corporation upon whom such power of appointment shall have been conferred by the Board. The election or appointment of an officer of the Corporation shall not of itself create contract rights.

5.3        Chief Executive Officer. The Chief Executive Officer shall have general supervision over, and direction of, the business and affairs of the Corporation, subject, however, to the control of the Board and of any duly authorized committee of the Board. The Chief Executive Officer may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by resolution of the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed and, in general, the Chief Executive Officer shall perform all duties incident to the office of chief executive officer of a corporation and such other duties as may be determined from time to time by the Board. The Board may appoint Co-Chief Executive Officers who shall share the powers, rights and obligations set forth herein or otherwise determined by the Board.

5.4        President. The President shall have duties incident to the office of president of a corporation and any other duties as may from time to time be assigned to the President by the Chief Executive Officer (if the President and Chief Executive Officer are not the same person) or the Board and subject to the control of the Chief Executive Officer (if the President and Chief Executive Officer are not the same person) and the Board in each case. The President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed.

5.5        Vice Presidents. Each Vice President (including Executive Vice Presidents and Senior Vice Presidents) shall have the duties incident to the office of vice president of a corporation and any other duties that may from time to time be assigned to such Vice President by the Chief Executive Officer, the President or the Board. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed.

5.6        Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board or the Chief Executive Officer, or if no Chief Executive officer is then serving, the President. The Chief Financial Officer, subject to the order of the Board, shall

Annex D-14

have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to the office of chief financial officer of a corporation and shall also perform such other duties and have such other powers as the Board or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time. To the extent that the Chief Financial Officer has been appointed and the Treasurer has not been appointed, all references in these By-laws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the controller or any assistant controller, to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each of the Treasurer and any Assistant Treasurer, and each controller and assistant controller, shall perform other duties commonly incident to the office of chief financial officer of a corporation and shall also perform such other duties and have such other powers as the Board or the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President shall designate from time to time.

5.7        Secretary. The Secretary shall attend all meetings of the Board and of the Stockholders, record all the proceedings of the meetings of the Board and of the Stockholders in a book to be kept for that purpose and perform like duties for committees of the Board, when required. The Secretary shall give, or cause to be given, notice of all special meetings of the Board and of the Stockholders and perform such other duties as may be prescribed by the Board, the Chief Executive Officer or the President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary or an Assistant Secretary shall have authority to affix the same on any instrument that may require it, and when so affixed, the seal may be attested by the signature of the Secretary or such Assistant Secretary. The Board may give general authority to any other officer of the Corporation to affix the seal of the Corporation and to attest the same by such officer’s signature. The Secretary or an Assistant Secretary may also attest all instruments signed by the Chairman, the Vice Chairman the Chief Executive Officer, the President or any Vice President. The Secretary shall have charge of all the books, records and papers of the Corporation relating to its organization and management, see that the reports, statements and other documents required by applicable law are properly kept and filed and, in general, perform all duties incident to the office of secretary of a corporation and such other duties as may from time to time be assigned to the Secretary by the Board, the Chief Executive Officer or the President.

5.8        Treasurer. The Treasurer shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation, receive and give receipts for moneys due and payable to the Corporation from any sources whatsoever, deposit all such moneys and valuable effects in the name and to the credit of the Corporation in such depositaries as may be designated by the Board, against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositaries of the Corporation signed in such manner as shall be determined by the Board and be responsible for the accuracy of the amounts of all moneys so disbursed, regularly enter or cause to be entered in books or other records maintained for the purpose full and adequate account of all moneys received or paid for the account of the Corporation, have the right to require from time to time reports or statements giving such information as the Treasurer may desire with respect to any and all financial transactions of the Corporation from the officers or agents of the Corporation transacting the same, render to the Chief Executive Officer, the President or the Board, whenever the Chief Executive Officer, the President or the Board shall require the Treasurer so to do, an account of the financial condition of the Corporation and of all financial transactions of the Corporation, disburse the funds of the Corporation as ordered by the Board and, in general, perform all duties incident to the office of treasurer of a corporation and such other duties as may from time to time be assigned to the Treasurer by the Board, the Chief Executive Officer or the President.

5.9        Assistant Secretaries and Assistant Treasurers. Each Assistant Secretary and each Assistant Treasurer shall perform such duties as shall be assigned to it by the Secretary or the Treasurer, respectively, or by the Board, the Chief Executive Officer or the President.

ARTICLE VI
GENERAL PROVISIONS

6.1        Certificates Representing Shares. The shares of stock of the Corporation may be represented by certificates or be uncertificated shares evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. If shares of stock of the Corporation are represented by certificates, such certificates shall be in the form approved by the Board. The certificates representing shares of stock of the Corporation shall be signed by, or in the name of, the Corporation by the Chief Executive Officer, the President or any Vice President, the Chief

Annex D-15

Financial Officer and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar of the Corporation whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

6.2        Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agents and registry offices or agents at such place or places as may be determined from time to time by the Board.

6.3        Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the allegedly lost, stolen or destroyed certificate or his, her or its legal representative to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4        Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

6.5        Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

6.6        Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year unless otherwise determined by the Board.

6.7        Amendments. These By-laws may be adopted, altered, amended or repealed in accordance with the Certificate of Incorporation and the General Corporation Law.

6.8        Conflict with Applicable Law or Certificate of Incorporation. These By-laws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these By-laws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VII
INDEMNIFICATION

7.1        Directors and Executive Officers. The Corporation shall indemnify its Directors and executive officers (for the purposes of this ARTICLE VII, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the Exchange Act) to the extent not prohibited by the General Corporation Law or any other applicable law; provided, however, that the Corporation may modify the extent of such indemnification by individual contracts with its Directors and executive officers; provided, further, that the Corporation shall not be required to indemnify any Director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (a) such indemnification is expressly required to be made by applicable law, (b) the proceeding was authorized by the Board, (c) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law or any other applicable law or (d) such indemnification is required to be made under Section 7.4.

7.2        Other Officers, Employees and Other Agents. The Corporation shall have the power to indemnify its officers (other than executive officers who shall be indemnified pursuant to Section 7.1), employees and other agents as set forth in the General Corporation Law or any other applicable law. The Board shall have the power to delegate the determination of whether indemnification shall be given to any such person (except executive officers) to such officers of the Corporation or other persons as the Board shall determine.

Annex D-16

7.3        Expenses. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a Director or executive officer of the Corporation or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise (each, an “indemnitee”) prior to the final disposition of such action, suit or proceeding, promptly following request therefor, all expenses incurred by any indemnitee in connection with such action, suit or proceeding; provided, however, that if the General Corporation Law requires an advancement of expenses incurred by an indemnitee in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.3 or otherwise.

7.4        Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to indemnitees under these By-laws shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and such indemnitee. Any right to indemnification or advances granted by this ARTICLE VII to an indemnitee shall be enforceable by or on behalf of the person holding such right in the Court of Chancery of the State of Delaware if (a) the claim for indemnification or advances is denied, in whole or in part, or (b) no disposition of such claim is made within 90 days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the General Corporation Law or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a Director of the Corporation) for advances, the Corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the Corporation (including its Board, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law or any other applicable law, nor an actual determination by the Corporation (including its Board, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by an indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE VII or otherwise shall be on the Corporation.

7.5        Non-Exclusivity of Rights. The rights conferred on any person by these By-laws shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its Directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the General Corporation Law or by any other applicable law.

Annex D-17

7.6        Survival of Rights. The rights conferred on any person by these By-laws shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.7        Insurance. To the fullest extent permitted by the General Corporation Law or any other applicable law, the Corporation, upon approval by the Board, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this ARTICLE VII.

7.8        Amendments. Any amendment, repeal or modification of this ARTICLE VII shall only be prospective only and shall not affect the rights under these By-laws in effect at the time of the alleged occurrence of any action or omission that is the cause of any proceeding against any agent of the Corporation.

7.9        Saving Clause. If these By-laws or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each indemnitee to the full extent not prohibited by any applicable portion of this ARTICLE VII that shall not have been invalidated, or by any other applicable law. If this ARTICLE VII shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each indemnitee to the full extent under any other applicable law.

7.10        Certain Definitions. For the purposes of this ARTICLE VII, the following definitions shall apply:

(a)        the term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative;

(b)        the term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding;

(c)        the term the “Corporation” shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this ARTICLE VII with respect to the resulting or surviving Corporation as he or she would have with respect to such constituent Corporation if its separate existence had continued;

(d)        references to a “Director,” “executive officer,” “officer,” “employee,” or “agent” of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise; and

(e)        (i) references to (A) “other enterprises” shall include employee benefit plans, (B) “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan and (C) “serving at the request of the Corporation” shall include any service as a Director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such Director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries and (ii) a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this ARTICLE VII.

[Remainder of Page Intentionally Left Blank]

Annex D-18

CERTIFICATE OF ADOPTION OF BY-LAWS

The undersigned hereby certifies that [he][she] is the duly elected, qualified and acting Secretary of Opal Fuels Inc., a Delaware corporation (the “Corporation”), and that the foregoing By-laws, comprising [twenty five] pages, were adopted as the Corporation’s By-laws on [•], 2021, by the Board of Directors of the Corporation.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this[•] day of [•], 20[•].

Name:	[●]
Title:	Secretary

Annex D-19

Annex E

Execution Version

FORM OF SUBSCRIPTION AGREEMENT

ArcLight Clean Transition Corp. II
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02116

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between ArcLight Clean Transition Corp. II, a Cayman Islands exempted company (“ArcLight”), and the undersigned subscriber (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ArcLight and Opal Fuels LLC, a Delaware limited liability company (the “Company”), pursuant to which, among other things, ArcLight will (directly or indirectly) acquire equity interests and equity-linked securities of the Company in exchange for the consideration described therein, and ArcLight will become the sole managing member of the Company, on the terms and subject to the conditions therein (such merger, the “Transaction”). In connection with the Transaction, ArcLight is seeking commitments from interested investors to purchase, following the Domestication (as defined below) and prior to the closing of the Transaction, shares of ArcLight’s common stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”). On or about the date of this Subscription Agreement, ArcLight is entering into subscription agreements (the “Other Subscription Agreements” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors” and together with the Investor, the “Investors”), severally and not jointly, pursuant to which the Investors, severally and not jointly, have agreed to purchase on the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor under this Subscription Agreement, an aggregate amount of up to 12,500,000 Shares, at the Per Share Purchase Price.

Prior to the closing of the Transaction (and as more fully described in the Business Combination Agreement), ArcLight will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”). The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and ArcLight acknowledges and agrees as follows:

1. Subscription. The Investor hereby subscribes for and agrees to purchase from ArcLight, and ArcLight agrees to issue and sell to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that the Investor’s subscription for the Shares shall be deemed to be accepted by ArcLight only when this Subscription Agreement is signed by a duly authorized person by or on behalf of ArcLight; ArcLight may do so in counterpart form. The Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation (and not, for the avoidance of doubt, ordinary shares in a Cayman Islands exempted company).

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in Section 3 below and (b) delivery of written notice from (or on behalf of) ArcLight to the Investor (the “Closing Notice”), that ArcLight reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to ArcLight, two (2) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), (i) the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by ArcLight in the

Annex E-1

Closing Notice, to be held by ArcLight until the Closing pursuant to the terms and conditions herein, and (ii) any other information that is reasonably requested in the Closing Notice in order for ArcLight to issue the Investor’s Shares, including without limitation, the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8 of such person, as applicable. Notwithstanding the foregoing and for the avoidance of doubt, in the case of a Investor that is an “investment company” registered under the Investment Company Act of 1940, as amended, Investor shall deliver to ArcLight on the anticipated Closing Date the Subscription Amount for the Shares by wire transfer of U.S. dollars in immediately available funds to the account specified by ArcLight in the Closing Notice (which account shall not be an escrow account) against delivery to the undersigned of the Shares in book entry form, including evidence from ArcLight’s transfer agent of such issuance, on the Closing Date as described below. On the Closing Date, ArcLight shall issue the number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of the Investor on ArcLight’s share register; provided, however, that ArcLight’s obligation to issue the Shares to the Investor is contingent upon ArcLight having received the Subscription Amount in full accordance with this Section 2. In the event that the consummation of the Transaction does not occur within three (3) business days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by ArcLight and the Investor, ArcLight shall promptly (but in no event later than two (2) business days thereafter) return the Subscription Amount so delivered by the Investor to ArcLight by wire transfer in immediately available funds to the account specified by the Investor, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, unless and until this Subscription Agreement is terminated in accordance with Section 8 herein, the Investor shall remain obligated (A) to redeliver the Subscription Amount to ArcLight in accordance with the applicable timing described above, to be held in escrow following ArcLight’s delivery to the Investor of a new Closing Notice and (B) to consummate the Closing immediately prior to or substantially concurrently with the consummation of the Transaction. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York and Boston, Massachusetts are open for the general transaction of business.

3. Closing Conditions.

a. The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i) that no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition;

(ii) the Shares shall have been approved for listing on the Nasdaq Capital Market (“Nasdaq”), subject to official notice of issuance, and that no suspension of the listing or qualification for offering or sale or trading on Nasdaq or, to ArcLight’s knowledge, no initiation nor threatening of any proceedings for such purposes, shall have occurred and be continuing; and

(iii) all conditions precedent to the closing of the Transaction under the Business Combination Agreement shall have been satisfied (as determined by the parties to the Business Combination Agreement and other than those conditions under the Business Combination Agreement which, by their nature, are to be satisfied at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) or waived.

b. The obligation of ArcLight to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i) that all representations and warranties of the Investor contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they

Annex E-2

shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date; and

(ii) that as of the Closing Date the Investor shall have performed, satisfied and complied in all material respects with all agreements, conditions and covenants required by this Subscription Agreement to have been performed, satisfied or complied with by it at or prior to the Closing.

c. The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement is subject to the following additional conditions:

(i) all representations and warranties of ArcLight contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by ArcLight of each of the representations and warranties of ArcLight contained in this Subscription Agreement as of the Closing Date;

(ii) ArcLight shall have performed, satisfied or complied in all material respects with all agreements, conditions and covenants required by this Subscription Agreement to have been performed, satisfied or complied with by it at or prior to the Closing; and

(iii) no amendment, modification or waiver of the Business Combination Agreement (as the same exists on the date hereof as provided to the Investor) or any terms thereof shall have occurred that would materially and adversely affect the economic benefits that the Investor would receive under this Subscription Agreement.

4. Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement. At or prior to the Closing, the Investor shall deliver to ArcLight a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8, as applicable.

5. ArcLight Representations and Warranties. ArcLight represents and warrants to the Investor that:

a. ArcLight is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). ArcLight has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, ArcLight will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

b. As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under ArcLight’s certificate of incorporation or bylaws (each as amended on the Closing Date), by contract or under the General Corporation Law of the State of Delaware.

c. This Subscription Agreement has been duly authorized, executed and delivered by ArcLight and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against ArcLight in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

Annex E-3

d. The execution, delivery, and performance of the transactions contemplated by, this Subscription Agreement, including the issuance and sale of the Shares hereunder, and the compliance by ArcLight with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of ArcLight or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which ArcLight or any of its subsidiaries is a party or by which ArcLight or any of its subsidiaries is bound or to which any of the property or assets of ArcLight is subject that would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of ArcLight and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of ArcLight to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of ArcLight or its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over ArcLight or its subsidiaries or any of their properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of ArcLight to comply in all material respects with this Subscription Agreement.

e. There are no securities or instruments issued by ArcLight or to which ArcLight is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares pursuant to this Subscription Agreement or any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

f. ArcLight is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) ArcLight’s organizational documents, (ii) any loan or credit agreement, guarantee, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which ArcLight is now a party or by which ArcLight’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over ArcLight or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

g. ArcLight has made available to the Investor (including via the Securities and Exchange Commission’s (“SEC”) EDGAR system) a copy of each form, report, statement, schedule, prospectus, proxy, registration statement, and other document, if any, filed by ArcLight with the SEC since its initial registration of the Shares (the “SEC Documents”). As of their respective dates, all SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents. None of the SEC Documents filed under the Exchange Act (except to the extent that information contained in any SEC Document has been superseded by a later timely filed SEC Document) contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any SEC Document that is a registration statement, or included, when filed, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of all other SEC Documents; provided, that, with respect to information regarding the Company and its subsidiaries included in the proxy statement to be filed by ArcLight with respect to the Transaction or information regarding ArcLight’s affiliates included in any SEC Document or filed as an exhibit thereto, the representation and warranty in this sentence is made to ArcLight’s knowledge in the case of all other SEC Documents. The financial statements of ArcLight included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of ArcLight as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. ArcLight has timely filed each report, statement, schedule, prospectus and registration statement that ArcLight was required to file with the SEC since its inception. There are no outstanding or unresolved comments in comment letters received by ArcLight from the staff of the SEC with respect to any of the SEC Documents.

Annex E-4

h. ArcLight is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by ArcLight of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required in accordance with Section 13 of this Subscription Agreement, (iv) filings required by the Nasdaq, including with respect to obtaining approval of ArcLight’s shareholders, and (v) filings that the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or have a material adverse effect on ArcLight’s ability to consummate the transactions contemplated hereby, including the sale and issuance of the Shares.

i. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of ArcLight, threatened against ArcLight or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against ArcLight. ArcLight is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.

j. As of the date of this Subscription Agreement, the authorized capital stock of ArcLight consists of (i) 500,000,000 Class A ordinary shares, (ii) 50,000,000 Class B ordinary shares and (iii) 5,000,000 preference shares, each with a par value of $0.0001 per share. As of the date of this Subscription Agreement, (A) 31,116,305 Class A ordinary shares of ArcLight are issued and outstanding, (B) 7,779,076 Class B ordinary shares of ArcLight are issued and outstanding, (C) 15,446,522 warrants to purchase Class A ordinary shares of ArcLight are issued and outstanding, and (D) no preference shares are issued and outstanding. All (1) issued and outstanding Class A ordinary shares and Class B ordinary shares of ArcLight have been duly authorized and validly issued, are fully paid and are nonassessable and are not subject to preemptive rights and (2) outstanding warrants have been duly authorized and validly issued and are not subject to preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement and the other agreements and arrangements referred to therein or in the SEC Reports, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from ArcLight any Class A ordinary shares, Class B ordinary shares or other equity interests in ArcLight, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, ArcLight has no subsidiaries, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which ArcLight is a party or by which it is bound relating to the voting of any securities of ArcLight, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Business Combination Agreement.

k. As of the date hereof, the issued and outstanding Shares of ArcLight are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on Nasdaq under the symbol “ACTD” (it being understood that the trading symbol will be changed in connection with the Transaction). Except as disclosed in the SEC Reports, as of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of ArcLight, threatened against ArcLight by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of ArcLight’s Shares on Nasdaq or to deregister the Shares under the Exchange Act. ArcLight has taken no action that is designed to terminate the registration of the Shares under the Exchange Act.

l. ArcLight is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

m. Assuming the accuracy of the Investor’s and Other Investors’ representations and warranties set forth in Section 6 of this Subscription Agreement, (i) no registration under the Securities Act is required for the offer and sale of the Shares by ArcLight to the Investor under this Subscription Agreement, (ii) the Shares were not offered by any form of general solicitation or general advertising and (iii) the Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

n. Other than the Other Subscription Agreements, the Business Combination Agreement and any other agreement contemplated by the Business Combination Agreement, ArcLight has not entered into any side letter or similar agreement with any Investor in connection with such Investor’s direct or indirect investment in ArcLight or with any Other Investor (other than with respect to terms particular to the regulatory requirements of such subscriber or its affiliates or related funds). No Other Subscription Agreement includes terms and conditions that are
Annex E-5

more advantageous to any Other Investor than the Investor hereunder (other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds), and such Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement to include any such terms and conditions.

o. Other than fees payable to the Placement Agents (as defined below), ArcLight has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the undersigned could become liable. Other than the Placement Agents (as defined below), ArcLight is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Shares.

p. ArcLight and any of its directors and officers and, to the best of ArcLight’s knowledge, the Company, any of the Company’s directors and officers and any of ArcLight’s and the Company’s employees, representatives, agents and any person acting on its or their behalf is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or any other Executive Order issued by the President of the United States and administered by OFAC (collectively “OFAC Lists”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States or (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515.

q. ArcLight and any of its directors and officers and, to the best of ArcLight’s knowledge, the Company, any of the Company’s directors and officers and any of ArcLight’s and the Company’s employees, representatives, agents and any person acting on its or their behalf has not engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption or anti-money laundering laws, regulations or rules in any applicable jurisdiction (including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended) (the “ABC Legislation”).

r. ArcLight and, to the best of ArcLight’s knowledge, the Company has instituted and maintains systems, policies and procedures designed to prevent violation of the ABC Legislation.

s. No action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator having jurisdiction over ArcLight or, to the best of ArcLight’s knowledge, the Company with respect to the ABC Legislation is pending and, to the best of ArcLight’s knowledge, no such actions, suits or proceedings are threatened or contemplated.

t. ArcLight acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Investor in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Shares hereunder, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Investor effecting a pledge of Shares shall not be required to provide ArcLight with any notice thereof or otherwise make any delivery to ArcLight pursuant to this Subscription Agreement; provided, however, that none of ArcLight, the Company, or their respective counsels shall be required to take any action (or refrain from taking any action) in connection with any such pledge and no such pledge or foreclosure by any lender pursuant thereto shall relieve the Investor of its obligations hereunder.

6. Investor Representations and Warranties. The Investor represents and warrants to ArcLight that:

a. The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), or an “institutional account” (as defined in FINRA Rule 4512(c)), in each case, satisfying the applicable requirements set forth on Schedule A; (ii) is not an underwriter (as defined in Section 2(a)(11) of the Securities Act); (iii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for

Annex E-6

the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account; and (iv) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares.

b. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to ArcLight or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the Closing Date. The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

c. The Investor acknowledges and agrees that the Investor is purchasing the Shares from ArcLight. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of ArcLight, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of ArcLight expressly set forth in this Subscription Agreement.

d. The Investor acknowledges and agrees that either (1) the Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law or (2) the Investor is not a Benefit Plan Investor as contemplated by ERISA.

e. The Investor acknowledges and agrees that the Investor has received and has had an adequate opportunity to review such financial and other information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to ArcLight, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares and have made its own assessment and satisfied itself concerning relevant tax and other economic considerations. The Investor further acknowledges that the information provided to the Investor may change and ArcLight is under no obligation to inform the Investor regarding any such changes, except to the extent such changes would reasonably be expected to cause the failure of ArcLight to satisfy a condition to the Investor’s obligations at the Closing set forth in Section 3(c).

f. The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and ArcLight, the Company or a representative of ArcLight or the Company (including the Placement Agents), and the Shares were offered to the Investor solely by direct contact between the Investor and ArcLight, the Company or a representative of ArcLight or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities

Annex E-7

laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, ArcLight, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of ArcLight contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in ArcLight.

g. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in ArcLight’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment.

h. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in ArcLight. The Investor acknowledges specifically that a possibility of total loss exists.

i. In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation, the Investor Presentation provided to the Investor, and ArcLight’s representations, warranties, covenants and agreements herein. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning ArcLight, the Company, the Transaction, the Business Combination Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

j. The Investor acknowledges that certain information provided to such Investor was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Investor acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

k. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

l. The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

m. The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding obligation of ArcLight, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

Annex E-8

n. The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC or, any other list of prohibited or restricted parties promulgated by OFAC, the Department of Commerce, or the Department of State (collectively, the “Sanctions List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the Sanctions List, (iii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the Sanctions List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived.

o. The Investor acknowledges that no disclosure or offering document has been prepared by Citigroup Global Markets Inc. (“Citi”), Barclays Capital Inc. (“Barclays”), Credit Suisse (USA) Inc. (“CS”) and BofA Securities, Inc. (“BofA” and together with Citi, Barclays and CS, the “Placement Agents”) in connection with the offer and sale of the Shares.

p. Neither the Placement Agents, nor any of their affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to ArcLight, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by ArcLight.

q. In connection with the issue and purchase of the Shares, the Placement Agents have not acted as the Investor’s financial advisor or fiduciary.

r. The Investor acknowledges and agrees that the Placement Agents shall not be liable to the Investor (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with this Subscription Agreement. On behalf of it and its affiliates, the Investor releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to this Subscription Agreement. The Investor agrees not to commence any litigation or bring any claim against the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, this Subscription Agreement. This undertaking is given freely and after obtaining independent legal advice.

s. The Investor acknowledges that it is aware that BofA and CS are each a Placement Agent and are also acting as financial advisor to the Company in connection with the Transaction.

t. The Investor has or has commitments to have and, when required to deliver payment to ArcLight pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

u. The Investor acknowledges that (i) the purchase and sale of Shares hereunder meets the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and the institutional customer exemption under FINRA Rule 2111(b); (ii) it is a sophisticated investor, experienced in investing in private equity and capital markets transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities; and (iii) it has exercised independent judgment in evaluating its participation in the purchase of the Securities.

v. The Investor acknowledges that the Placement Agents may have acquired, or during the term of the Shares may acquire, non-public information with respect to ArcLight, which the Investor agrees need not be provided to it.

Annex E-9

w. The Investor acknowledges and agrees that ArcLight may complete additional financings in the future to develop its business and fund its ongoing development, including to finance the Transaction, and such future financings may have a dilutive effect on current securityholders of ArcLight, including the Investor, but there is no assurance that such financing will be available, on reasonable terms or at all, and if not available, ArcLight may be unable to fund its ongoing development.

x. The Investor acknowledges and agrees that ArcLight continues to review the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued by the SEC staff on April 12, 2021 and its implications, including on the financial statements and other information included in its SEC Reports, and any restatement, revision or other modification of such filings relating to or arising from such review, any subsequent related agreements or other guidance from the staff of the SEC shall be deemed not material for purposes of this Subscription Agreement.

7. Registration Rights.

a. In the event that the Shares are not registered in connection with the consummation of the Transaction, ArcLight agrees that, within fifteen (15) business days after the consummation of the Transaction (the “Filing Deadline”), it will file with the SEC (at the its sole cost and expense) a registration statement registering the offering of the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or ninety (90) calendar days after the filing thereof if the SEC notifies ArcLight that it will “review” the Registration Statement) and (ii) ten (10) business days after ArcLight is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such date, the “Effectiveness Date”). ArcLight agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the third anniversary of the Closing, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) without restriction under Rule 144 promulgated under the Securities Act, including without limitation, any volume or manner of sale restrictions that may be applicable to affiliates under Rule 144 and without the requirement for ArcLight to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) (the earliest of (i)–(iii) being the “Expiration”). Prior to the Expiration, ArcLight will use commercially reasonable efforts to qualify the Shares for listing on the applicable stock exchange. The Investor agrees to disclose its ownership and any other information reasonably requested to ArcLight upon request to assist it in making the determination described above. Notwithstanding the foregoing, if the SEC prevents ArcLight from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted to be registered by the SEC. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders, and Arclight shall use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more registration statements to register the resale of those Shares that were not registered in the initial Registration Statement, as so amended, and to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Investor acknowledges and agrees that ArcLight may suspend the use of any such registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly or annual report under the Exchange Act, provided that (A) ArcLight shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than a total of ninety (90) calendar days, in each case in any three hundred sixty (360) day period, (B) ArcLight shall have a bona fide business purpose for not making such information public and (C) ArcLight shall use commercially reasonable efforts to make such registration statement available for the sale by the Investor of such securities as soon as practicable thereafter. ArcLight’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to ArcLight such information regarding the Investor, the securities of ArcLight held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by ArcLight to effect the registration of such Shares, and shall execute such documents in connection with such registration as

Annex E-10

ArcLight may reasonably request that are customary of a selling stockholder in similar situations (collectively, the “Questionnaire”), provided, however, that the Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. ArcLight will provide a draft of the Registration Statement to the Investor for review at least two (2) business days in advance of filing the Registration Statement. The Investor shall not be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, however, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement. For purposes of clarification, any failure by ArcLight to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve ArcLight of its obligations to file or effect the Registration Statement as set forth in this Section 7.

b. Prior to the Expiration, ArcLight shall advise the Investor within three (3) business days (at ArcLight’s expense): (i) when a Registration Statement or any post-effective amendment thereto has become effective; (ii) of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iv) of the receipt by ArcLight of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (v) subject to the provisions in this Subscription Agreement, of a suspension pursuant to Section 7(a) or the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading (provided that any such notice pursuant to this Section 7(b)(v) shall solely provide that the use of the Registration Statement or prospectus has been suspended without setting forth the reason for such suspension and shall not contain any material non-public information regarding ArcLight and which notice shall not be subject to any duty of confidentiality). ArcLight shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon the occurrence of any event contemplated in clauses (i) through (v) above, except for such times as ArcLight is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a registration statement, ArcLight shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such registration statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Investor agrees that it will immediately discontinue offers and sales of the Shares using a Registration Statement until the Investor receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above in clause (iv) and receives notice that any post-effective amendment has become effective or unless otherwise notified by ArcLight that it may resume such offers and sales (which notice shall not contain any material non-public information regarding ArcLight and which notice shall not be subject to any duty of confidentiality). If so directed by ArcLight, the Investor will deliver to ArcLight or, in the Investor’s sole discretion destroy, all copies of the prospectus covering the Shares in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (x) to the extent the Investor is required to retain a copy of such prospectus in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or in accordance with a bona fide pre-existing document retention policy or (y) to copies stored electronically on archival servers as a result of automatic data back-up.

c. Prior to the Expiration, ArcLight will use commercially reasonable efforts to file all reports necessary to enable the undersigned to resell the Shares pursuant to the Registration Statement. For as long as the Investor holds Shares, ArcLight will use commercially reasonable efforts to file all reports necessary to enable the undersigned to resell the Shares pursuant to Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor). In addition, in connection with any proposed sale, assignment, transfer or other disposition of the Shares by the Investor pursuant to Rule 144, or pursuant to any other exemption under the Securities Act, or in connection with a sale or transfer in the manner described in the Registration Statement such that the Shares held by the Investor become freely tradable and upon compliance by the Investor with the requirements of this Subscription Agreement, if requested by the Investor, ArcLight shall provide the Transfer Agent

Annex E-11

with customary documentation reasonably acceptable to ArcLight and the Transfer Agent, including, if required by the Transfer Agent, an opinion of ArcLight’s counsel, in a form reasonably acceptable to ArcLight and the Transfer Agent, as required to remove any restrictive legends related to the book entry account holding such Shares and make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends within two (2) trading days of any such request therefor from the Investor, provided that ArcLight and the Transfer Agent have timely received from the Investor customary representations and other documentation reasonably acceptable to ArcLight and the Transfer Agent in connection therewith.

d. Indemnification.

(i) ArcLight agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, trustees, officers, employees, affiliates, advisers, and agents, and each person who controls the Investor (within the meaning of the Section 15 of the Securities Act or Section 20 of the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as and to the extent, but only to the extent, the same are caused by or contained in any information furnished in writing to ArcLight by or on behalf of the Investor expressly for use therein, including the contents of any Questionnaire. ArcLight shall notify the Investor promptly of the institution, threat or assertion of any proceeding arising from or based on the matters for which it is obligated to indemnify and hold harmless under this Section ٧(d)(i) of which ArcLight receives notice in writing.

(ii) The Investor agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless ArcLight, its directors, trustees, officers, affiliates, advisers, and agents and each person who controls ArcLight (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein (in the case of any prospectus, or preliminary prospectus or supplement thereto, in light of the circumstances under which they were made) or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the Investor (including any Questionnaire furnished by the Investor) expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation. The Investor shall notify ArcLight promptly of the institution, threat or assertion of any proceeding arising from or based on the matters for which it is obligated to indemnify under this Section ٧(d)(ii) of which the Investor receives notice in writing.

(iii) Any person entitled to indemnification hereunder shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties exists with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any

Annex E-12

other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.

(v) If the indemnification provided under this Section 7(d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations provided, however, the liability of the Investor shall be limited to the net proceeds received by the Investor from the sale of the Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(d) from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such contribution obligation. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) ArcLight’s notification to the Investor in writing that it has abandoned its plans to move forward with the Transaction, (d) the earlier of (i) one hundred eighty (180) days after the date of this Subscription Agreement and (ii) thirty (30) days after the Termination Date (as defined in the Business Combination Agreement, as in effect as of the date hereof), in each case if the Closing has not occurred by such date, other than as a result of a breach of the Investor’s obligations hereunder, or (e) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are (i) not satisfied or waived prior to the Closing, or (ii) not capable of being satisfied on the Closing and, in each case of (i) and (ii), as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing (the termination events described in clauses (a)–(e) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. ArcLight shall notify the Investor of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to ArcLight in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.

Annex E-13

9. Trust Account Waiver. The Investor acknowledges that ArcLight is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving ArcLight and one or more businesses or assets. The Investor further acknowledges that, as described in ArcLight’s prospectus relating to its initial public offering dated March 22, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of ArcLight’s assets consist of the cash proceeds of ArcLight’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of ArcLight, its public shareholders and the underwriters of ArcLight’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to ArcLight to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of ArcLight entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 9 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of any equity interests in ArcLight other than the Shares purchased by it pursuant to this Subscription Agreement, pursuant to a validly exercised redemption right with respect to any such Class A ordinary shares, except to the extent that the Investor has otherwise agreed with ArcLight to not exercise such redemption right.

10. [Reserved].

11. Miscellaneous.

a. Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the prior written consent of the other party hereto; provided that (i) this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned by the Investor to (A) any fund or account managed by the same investment manager as the Investor or by an affiliate (as defined in Rule 12b-2 of the Exchange Act) of such investment manager or (B) one or more of the Investor’s affiliates, without the prior consent of ArcLight, prior to receipt of the Closing Notice, and (ii) the Investor’s rights under Section 7 may be assigned to an assignee or transferee of the Shares; provided further that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof; provided, that no assignment pursuant to clause (i) of this Section 11 shall relieve the Investor of its obligations hereunder.

b. ArcLight may request from the Investor such additional information as ArcLight may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with the Investor’s internal policies and procedures; provided that ArcLight agrees to keep any such information provided by the Investor confidential except (i) as necessary to include in any registration statement ArcLight is required to file hereunder, (ii) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, or (iii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which ArcLight’s securities are listed for trading. The Investor acknowledges that ArcLight may file a copy of this Subscription Agreement that does not identify the Investor with the SEC as an exhibit to a periodic report or a registration statement of ArcLight.

c. The Investor acknowledges that ArcLight, the Company, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, including Schedule A hereto; provided, however, that the foregoing clause of this Section 11(c) shall not give ArcLight or the Placement Agents any rights other than those expressly set forth herein. ArcLight acknowledges that the Investor, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each party hereto agrees to promptly notify the other party hereto and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties of such party set forth in Section 5 or Section 6 above, as applicable, are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case such party shall notify the other

Annex E-14

party hereto and the Placement Agents if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of Shares from ArcLight will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

d. ArcLight, the Investor, the Company and the Placement Agents are each entitled to rely upon this Subscription Agreement. Each of ArcLight, the Company, the Placement Agents, and the Investor is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Notwithstanding the foregoing, this clause (d) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of ArcLight set forth in this Subscription Agreement.

e. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

f. This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto, provided, however, that no modification or waiver by ArcLight of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement, provided that ArcLight provide the Company with prior written notice thereof). No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g. This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 7, Section 11(c), Section 11(d), this Section 11(g) and the last sentence of Section 11(l) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

h. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j. This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k. Notwithstanding anything in this Subscription Agreement to the contrary, ArcLight shall not publicly disclose the name of the Investor, its investment advisor or any of their respective affiliates or advisers, or include the name of the Investor, its investment advisor or any of their respective affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory

Annex E-15

authorities or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which ArcLight’s securities are listed for trading; provided, however, that ArcLight shall provide to the Investor a copy of any proposed disclosure under this Section 11(k) relating to the Investor in advance of any publication thereof and shall include such revisions to such proposed disclosure as the Investor shall reasonably request.

l. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company and the Placement Agents shall be entitled to rely on the provisions of the Subscription Agreement of which the Company and the Placement Agents are each an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.

m. If any change in the number, type or classes of authorized shares of ArcLight (including the Shares), other than as contemplated by the Business Combination Agreement or any agreement contemplated by the Business Combination Agreement, shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor shall be appropriately adjusted to reflect such change.

n. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

o. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

p. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND THE SUPREME COURT OF THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 11(p) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

Annex E-16

q. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(q).

12. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, the Company or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of ArcLight expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in ArcLight. The Investor acknowledges and agrees that, other than the statements, representations and warranties of ArcLight expressly contained in Section 5 of this Subscription Agreement, none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any other party to the Business Combination Agreement (other than ArcLight) or any Non-Party Affiliate, shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by ArcLight, the Company, the Placement Agents or any Non-Party Affiliate concerning ArcLight, the Company, the Placement Agents, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of ArcLight, the Company, the Placement Agents or any of ArcLight’s, the Company’s or the Placement Agents’ controlled affiliates or any family member of the foregoing.

13. Disclosure. ArcLight shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that ArcLight or any of its representatives has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of ArcLight, the Investor shall not be in possession of any material, non-public information received from ArcLight or any of its officers, directors, or employees or agents.

14. Several Obligations. The obligations of the Investor under this Subscription Agreement are several and not joint with the obligations of any other investor under the Other Subscription Agreements, and the Investor shall not be responsible in any way for the performance of the obligations of any other investor under any Other Subscription Agreement. The decision of the Investor to purchase the Shares pursuant to this Subscription Agreement has been made by the Investor independently of any other investor and independently of any information, materials, statements opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations,

Annex E-17

condition (financial or otherwise) or prospects of ArcLight, the Company or any of their respective subsidiaries which may have been made or given by any other investor or by any agent or employee of any other investor, and neither the Investor nor any of its agents or employees shall have any liability to any other investor relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by the Investor or any other investor pursuant hereto or thereto, shall be deemed to constitute the Investor and any other investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and any other investor are in any way acting in concert or as a “group” (within the meaning of Section 13(d) of the Exchange Act) with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. The Investor acknowledges that no other investor has acted as agent for the Investor in connection with making its investment hereunder and no other investor will be acting as agent of the Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement.

15. Notices. Unless otherwise provided herein, any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (c) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (d) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder to the address or addresses set forth on the signature pages hereto.

[SIGNATURE PAGES FOLLOW]

Annex E-18

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:_________________________________
Name:_______________________________
Title:________________________________

Name in which Shares are to be registered (if different):	Date: ________, 2021

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:________________________________	Attn:________________________________

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Email address for Closing Notice:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by ArcLight in the Closing Notice.

[Signature Page to Subscription Agreement]

Annex E-19

IN WITNESS WHEREOF, ArcLight has accepted this Subscription Agreement as of the date set forth below.

ARCLIGHT CLEAN TRANSITION CORP. II
By: ________________________________
Name:
Title:

Date: [•], 2021

[Signature Page to Subscription Agreement]

Annex E-20

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.     QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check if applicable):

☐ The Investor is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.      INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs, to the extent applicable):

1. ☐ The Investor is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and has marked and initialed the appropriate box below indicating the provision under which the Investor qualifies as an “accredited investor.”

2. ☐ The Investor is not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor
and constitutes a part of the Subscription Agreement.

[Schedule A to Subscription Agreement]

Annex E-21

Annex E-I

Execution Version

FORM OF Amendment No. 1 to the
Subscription Agreement

This Amendment No. 1 to the Subscription Agreement is entered into as of [__], 2022 (this “Amendment”) by and among Opal Fuels LLC, a Delaware limited liability company (“Opal”), ArcLight Clean Transition Corp. II, a Cayman Islands exempted company (“ArcLight”) and the undersigned subscriber(s) (the “Investor”).

WHEREAS, ArcLight and the Investor entered into that certain Subscription Agreement, dated as of December 2, 2021 (the “Subscription Agreement”); and

WHEREAS, pursuant to Section 11(f) of the Subscription Agreement, Opal, ArcLight and the Investor desire to amend Section 8 of the Subscription Agreement to extend the outside termination date thereof.

NOW, THEREFORE, in consideration of the mutual conditions and agreements set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.      Amendment to Section 8 of Subscription Agreement. Section 8 of the Subscription Agreement is hereby amended by replacing clause (d) in the definition of Termination Events, which currently reads “the earlier of (i) one hundred eighty (180) days after the date of this Subscription Agreement and (ii) thirty (30) days after the Termination Date (as defined in the Business Combination Agreement, as in effect as of the date hereof), in each case if the Closing has not occurred by such date, other than as a result of a breach of the Investor’s obligations hereunder,” with the following: “two hundred forty (240) days after the date of this Subscription Agreement, if the Closing has not occurred by such date, other than as a result of a breach of the Investor’s obligations hereunder.”

2.      Agreement Remains Effective; General Provisions. Each reference to “this Subscription Agreement,” “hereunder,” “hereof” and other similar references set forth in the Subscription Agreement and each reference to the Subscription Agreement in any other agreement, document or other instrument shall, in each case, refer to the Subscription Agreement as modified by this Amendment. Except as and to the extent expressly modified by this Amendment, the Subscription Agreement is not otherwise being amended, modified or supplemented and shall remain in full force and effect and is hereby in all respects ratified and confirmed, and the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Agreement. Article 11 of the Subscription Agreement shall apply to this Amendment mutatis mutandis and to the Subscription Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature Page Follows]

Annex E-I-1

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

OPAL FUELS LLC
By:
Name:	Adam Comora
Title:	Co-Chief Executive Officer

[Signature Page to Amendment No. 1 to the Subscription Agreement]

Annex E-I-2

ARCLIGHT CLEAN TRANSITION CORP. II
By:
Name:	John F. Erhard
Title:	President and Chief Executive Officer

[Signature Page to Amendment No. 1 to the Subscription Agreement]

Annex E-I-3

Accepted and agreed as of the date first written above.

[INVESTOR]
By:
Name:
Title:

[Signature Page to Amendment No. 1 to the Subscription Agreement]

Annex E-I-4

Annex F

FINAL FORM

TAX RECEIVABLE AGREEMENT

by and among

OPAL FUELS INC.

and

THE PERSONS NAMED HEREIN

Dated as of [•], 2022

Annex F-i

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of [•], 2022, is made and entered into by and among Opal Fuels Inc., a Delaware corporation (the “Corporate Taxpayer”), [•]as the agent (the “Agent”), the TRA Party Representative (as defined below) and each of the other Persons (as defined below) party hereto from time to time (each, a “TRA Party” and, collectively, the “TRA Parties”).

RECITALS

WHEREAS, the TRA Parties directly or indirectly hold limited liability company units (the “Units”) in Opal Fuels LLC, a Delaware limited liability company (“OpCo”), which is classified as a partnership for United States federal income tax purposes;

WHEREAS, the Corporate Taxpayer and OpCo entered into that certain Business Combination Agreement, dated December 2, 2021 (as further amended or modified in whole or in part from time to time in accordance with such Agreement, the “BCA”), pursuant to which, among other things, the Corporate Taxpayer (i) acquired certain Units in exchange for a cash contribution to OpCo and (ii) became the managing member of OpCo, and from and after the date of this Agreement, holds and will hold, directly and/or indirectly, Units;

WHEREAS, following the transactions contemplated by the BCA, the Units held by the TRA Parties, (i) together with Class B common stock of the Corporate Taxpayer, may be exchanged or redeemed for Class A common stock of the Corporate Taxpayer (the “Class A Shares”) or (ii) together with Class D common stock of the Corporate Taxpayer, may be exchanged or redeemed for Class C common stock of the Corporate Taxpayer (the “Class C Shares”), in each case, constituting the Stock Exchange Payment or, alternatively, at the election of the Corporate Taxpayer, the Cash Exchange Payment (an “Exchange”), pursuant to the provisions of the LLC Agreement (as defined below);

WHEREAS, OpCo and each of its direct and indirect Subsidiaries (as defined below) treated as a partnership for United States federal income tax purposes currently have and will have in effect an election under Section 754 of the Code for the Taxable Year (as defined below) that includes the Closing Date and each subsequent Taxable Year in which a taxable acquisition (including a deemed taxable acquisition under Section 707(a) of the Code) of Units, together with Class B common stock or Class D common stock, as applicable, of the Corporate Taxpayer by the Corporate Taxpayer from the TRA Parties for Class A Shares or Class C Shares, as applicable, or other consideration occurs;

WHEREAS, as a result of the Exchanges, the income, gain, loss, expense and other Tax (as defined below) items of the Corporate Taxpayer may be affected by the Basis Adjustments (as defined below) and deductions attributable to any payment (including amounts attributable to Imputed Interest (as defined below)) made under this Agreement (collectively, the “Tax Attributes”); and

WHEREAS, the parties to this Agreement desire to make certain arrangements with respect to the effect of the Tax Attributes on the liability for Taxes of the Corporate Taxpayer.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1      Definitions. As used in this Agreement, the terms set forth in this ARTICLE I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Actual Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of (i) the actual liability for U.S. federal income Taxes of the Corporate Taxpayer for such Taxable Year and without duplication, the portion of any actual “imputed underpayment” imposed directly on OpCo (and any of OpCo’s Subsidiaries treated as a partnership for U.S. federal income tax purposes) under Section 6225 of the Code that is allocable to the Corporate Taxpayer in accordance with the LLC Agreement and the Code, and (ii) the product of (A) the actual amount of taxable income for U.S. federal income Tax purposes (taking into account any adjustments pursuant to Section 6225 of the Code) of the Corporate Taxpayer for such Taxable Year (determined

Annex F-1

without taking into account any U.S. federal income tax benefit of any applicable state or local tax deduction), and (B) the Blended Rate for such Taxable Year; provided that, in each case, if applicable, such amounts shall be determined in accordance with a Determination (including interest imposed in respect thereof under applicable law). For the avoidance of doubt, the calculation of the amount described in clause (i) shall take into account any U.S. federal income tax benefit realized by the Corporate Taxpayer with respect to state and local jurisdiction income taxes (with such benefit determined by taking into account an assumed deduction based on the amount computed under clause (ii), and disregarding the actual deduction for state and local jurisdiction income taxes reflected on the Corporate Taxpayer’s income tax return).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agent” shall have the meaning set forth in the preamble hereto.

“Agreed Rate” means LIBOR plus 100 basis points.

“Agreement” shall have the meaning set forth in the recitals hereto.

“Amended Schedule” shall have the meaning set forth in Section 2.3(b).

“Attributable” means the portion of any Tax Attribute of the Corporate Taxpayer, Opco and/or their respective Subsidiaries that is attributable to a TRA Party and shall be determined by reference to the Tax Attributes, under the following principles:

(i)          any Basis Adjustments shall be determined separately with respect to each TRA Party and the portion that is Attributable to a TRA Party shall be an amount equal to the total Basis Adjustments relating to the Units Exchanged by such TRA Party; and

(ii)         any deduction to the Corporate Taxpayer or its Subsidiaries, as applicable, with respect to a Taxable Year in respect of any payment (including amounts attributable to Imputed Interest) made under this Agreement is Attributable to the Person that is required to include the Imputed Interest or other payment in income (without regard to whether such Person is actually subject to Tax thereon).

“Basis Adjustment” means the adjustment to the Tax basis of a Reference Asset under Sections 732, 734(b) and/or 1012 of the Code (in situations where, as a result of one or more Exchanges, OpCo becomes an entity that is disregarded as separate from its owner for United States federal income Tax purposes) or under Sections 734(b), 743(b), 754 and/or 755 of the Code (in situations where, following an Exchange, OpCo remains in existence as an entity treated as a partnership for United States federal income Tax purposes) and, in each case, comparable sections of state and local Tax laws, as a result of an Exchange and the payments made pursuant to this Agreement. The amount of any Basis Adjustment shall be determined using the Market Value with respect to such Exchange, except, for the avoidance of doubt, as otherwise required by a Determination. For the avoidance of doubt, payments under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest, and the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred.

“Basis Schedule” shall have the meaning set forth in Section 2.1.

A “Beneficial Owner” of a security means a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings.

“Blended Rate” means, with respect to any Taxable Year, the sum of the apportionment-weighted effective rates of Tax imposed on the aggregate net income of the Corporate Taxpayer in each U.S. state or local jurisdiction in which the Corporate Taxpayer files Tax Returns for such Taxable Year, with the maximum effective rate in any state or local jurisdiction being equal to the product of (i) the apportionment factor on the income or franchise Corporate Taxpayer Return in such jurisdiction for such Taxable Year and (ii) the maximum applicable corporate income Tax rate in effect in such jurisdiction in such Taxable Year. As an illustration of the calculation

Annex F-2

of Blended Rate for a Taxable Year, if the Corporate Taxpayer solely files Tax Returns in State 1 and State 2 in a Taxable Year, the maximum applicable corporate income Tax rates in effect in such states in such Taxable Year are 6.5% and 5.5%, respectively, and the apportionment factors for such states in such Taxable Year are 55% and 45%, respectively, then the Blended Rate for such Taxable Year is equal to 6.05% (i.e., 6.5% multiplied by 55%, plus 5.5% multiplied by 45%).

“Board” means the Board of Directors of the Corporate Taxpayer.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Wilmington, Delaware are authorized or required by Law to close.

“Cash Exchange Payment” has the meaning set forth in the LLC Agreement.

“Change of Control” means the occurrence of any of the following events:

(i)          any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (excluding (A) a corporation or other entity owned, directly or indirectly, by the stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of stock of the Corporate Taxpayer or (B) a group of Persons in which one or more of the Permitted Investors or Affiliates of Permitted Investors directly or indirectly hold Beneficial Ownership of securities representing more than 50% of the total voting power held by such group) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Corporate Taxpayer representing more than 50% of the combined voting power of the Corporate Taxpayer’s then outstanding voting securities;

(ii)         the following individuals cease for any reason to constitute a majority of the number of directors of the Corporate Taxpayer then serving: individuals who, on the Closing Date, constitute the Board and any new director whose appointment or election by the Board or nomination for election by the Corporate Taxpayer’s shareholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (ii);

(iii)        there is consummated a merger or consolidation of the Corporate Taxpayer with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (A) the Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary of the Corporate Taxpayer, the ultimate parent thereof or (B) the voting securities of the Corporate Taxpayer immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary of the Corporate Taxpayer, the ultimate parent thereof; or

(iv)        the shareholders of the Corporate Taxpayer approve a plan of complete liquidation or dissolution of the Corporate Taxpayer or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by the Corporate Taxpayer of all or substantially all of the assets of the Corporate Taxpayer and its Subsidiaries, taken as a whole, other than such sale or other disposition by the Corporate Taxpayer of all or substantially all of the assets of the Corporate Taxpayer and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of the Corporate Taxpayer in substantially the same proportions as their ownership of the Corporate Taxpayer immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (ii) and clause (iii)(A) above, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the shares of the Corporate Taxpayer immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporate Taxpayer immediately following such transaction or series of transactions.

“Class A Shares” shall have the meaning set forth in the recitals hereto.

“Class C Shares” shall have the meaning set forth in the recitals hereto.

Annex F-3

“Closing Date” means the date of the consummation of the transactions contemplated by the BCA.

“Code” shall have the meaning set forth in the recitals hereto.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporate Taxpayer” shall have the meaning set forth in the preamble hereto.

“Corporate Taxpayer Return” means the United States federal, state and/or local Tax Return, as applicable, of the Corporate Taxpayer filed with respect to Taxes of any Taxable Year.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedules or Amended Schedules, if any, in existence at the time of such determination; provided, that the computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.

“Default Rate” means the LIBOR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state or local tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Effective Date” shall have the meaning set forth in Section 4.2.

“Early Termination Notice” shall have the meaning set forth in Section 4.2.

“Early Termination Payment” shall have the meaning set forth in Section 4.3(b).

“Early Termination Rate” means LIBOR plus 200 basis points.

“Early Termination Schedule” shall have the meaning set forth in Section 4.2.

“Exchange” shall have the meaning set forth in the recitals hereto.

“Exchange Act” means the Exchange Act of 1934, as amended.

“Exchange Date” means the date of any Exchange.

“Exchange Notice” shall have the meaning set forth in the LLC Agreement.

“Expert” shall have the meaning set forth in Section 7.9.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of (i) the hypothetical liability for U.S. federal income Taxes of the Corporate Taxpayer for such Taxable Year and without duplication, the portion of any hypothetical “imputed underpayment” imposed directly on OpCo (and any of OpCo’s Subsidiaries treated as a partnership for U.S. federal income tax purposes) under Section 6225 of the Code that is allocable to the Corporate Taxpayer in accordance with the LLC Agreement and the Code, and (ii) the product of (X) the hypothetical amount of taxable income for U.S. federal income Tax purposes (taking into account adjustments pursuant to Section 6225 of the Code) of the Corporate Taxpayer for such Taxable Year (determined without taking into account any U.S. federal income tax benefit of any applicable state or local tax deduction) , and (Y) the Blended Rate for such Taxable Year, in each case, determined using the same methods, elections, conventions and similar practices used in computing the Actual Tax Liability, but, in each case, (A) calculating depreciation, amortization or similar deductions and income, gain or loss using the Non-Stepped Up Tax Basis as reflected on the Basis Schedule including amendments thereto for the Taxable Year and (B) excluding

Annex F-4

any deduction attributable to any payment (including amounts attributable to Imputed Interest) made under this Agreement for the Taxable Year. For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any Tax item (or portions thereof) that is attributable to a Tax Attribute. For the avoidance of doubt, the calculation of the amount described in clause (i) shall take into account any U.S. federal income tax benefit that would be realized by the Corporate Taxpayer with respect to state and local jurisdiction income taxes (with such benefit determined by taking into account an assumed deduction based on the amount computed under clause (ii), and disregarding the hypothetical deduction for state and local jurisdiction income taxes that would otherwise result under clause (i)).

“Imputed Interest” in respect of a TRA Party means any interest imputed under Section 1272, 1274 or 483 or other provision of the Code and any similar provision of state and local Tax law with respect to the Corporate Taxpayer’s payment obligations in respect of such TRA Party under this Agreement.

“Interest Amount” shall have the meaning set forth in Section 3.1(b).

“IRS” means the United States Internal Revenue Service.

“Joinder Requirement” shall have the meaning set forth in Section 7.6(a).

“LIBOR” means, during any period, an interest rate per annum equal to the one-year LIBOR reported, on the date two calendar days prior to the first day of such period, on the Telerate Page 3750 (or if such screen shall cease to be publicly available, as reported on Reuters Screen page “LIBOR01” or by any other publicly available source of such market rate) for London interbank offered rates for United States dollar deposits for such period. Notwithstanding the foregoing sentence: (i) if the Corporate Taxpayer reasonably determines, in good faith consultation with the TRA Party Representative, on or prior to the relevant date of determination that the relevant London interbank offered rate for U.S. dollar deposits has been discontinued or such rate has ceased to be published permanently or indefinitely, then “LIBOR” for the relevant interest period shall be deemed to refer to a substitute or successor rate that the Corporate Taxpayer reasonably determines, in good faith consultation with the TRA Party Representative, after consulting an investment bank of national standing in the United States and other reasonable sources, to be (A) the industry-accepted successor rate to the relevant London interbank offered rate for U.S. dollar deposits or (B) if no such industry-accepted successor rate exists, the most comparable substitute or successor rate to the relevant London interbank offered rate for U.S. dollar deposits; and (ii) if the Corporate Taxpayer has determined a substitute or successor rate in accordance with the foregoing, the Corporate Taxpayer may reasonably determine, in good faith consultation with the TRA Party Representative, after consulting an investment bank of national standing in the United States and other reasonable sources, any relevant methodology for calculating such substitute or successor rate, including any adjustment factor it reasonably determines, in good faith consultation with the TRA Party, is needed to make such substitute or successor rate comparable to the relevant London interbank offered rate for U.S. dollar deposits, in a manner that is consistent with industry-accepted practices for such substitute or successor rate. In the event that the TRA Party Representative disagrees with any determination by the Corporate Taxpayer set forth in this definition, and such disagreement is not resolved within 30 days of submission by the TRA Party Representative of notice of such disagreement to the Corporate Taxpayer, such disagreement shall be deemed a “Reconciliation Dispute,” and shall be subject to the Reconciliation Procedures set forth in Section 7.9.

“Liquidity Exceptions” shall have the meaning set forth in Section 4.1(b).

“LLC Agreement” means, with respect to OpCo, that certain Second Amended and Restated Limited Liability Company Agreement of OpCo, dated on or about the date hereof, as amended from time to time.

“Mandatory Assignment” shall have the meaning set forth in Section 7.6(c).

“Market Value” means, on any date, (i) if the Class A Shares trade on a national securities exchange or automated or electronic quotation system, the arithmetic average of the high trading and the low trading price on such date (or if such date is not a trading day, the immediately preceding trading day) or (ii) if the Class A Shares are not then traded on a national securities exchange or automated or electronic quotation system, as applicable, the “Appraiser FMV” (as defined in the LLC Agreement) on such date of one Class A Share that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller.

Annex F-5

“Material Objection Notice” shall have the meaning set forth in Section 4.2.

“Net Tax Benefit” shall have the meaning set forth in Section 3.1(b).

“Non-Stepped Up Tax Basis” means, with respect to any Reference Asset at any time, the Tax basis that such Referenced Asset would have had at such time if no Basis Adjustments had been made.

“Objection Notice” shall have the meaning set forth in Section 2.3(a).

“OpCo” shall have the meaning set forth in the recitals hereto.

“Other Tax Receivable Obligations” shall have the meaning set forth in Section 3.3(c).

“Payment Schedule” means the schedule setting forth each TRA Party’s share of any payments hereunder.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer (including upon the death of a member of Opco) or distribution in respect of one or more Units (i) that occurs prior to an Exchange of such Units and (ii) to which Section 743(b) or 734(b) of the Code applies.

“Realized Tax Benefit” means, with respect to any Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

“Realized Tax Detriment” means, with respect to any Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

“Reconciliation Dispute” shall have the meaning set forth in Section 7.9.

“Reconciliation Procedures” shall have the meaning set forth in Section 2.3(a).

“Reference Asset” means an asset that is held by OpCo, or by any of its direct or indirect Subsidiaries treated as a partnership or disregarded entity (but only if such indirect Subsidiaries are held only through Subsidiaries treated as partnerships or disregarded entities) for purposes of the applicable Tax, at the time of an Exchange. A Reference Asset also includes any asset the Tax basis of which is determined, in whole or in part, for purposes of the applicable Tax, by reference to the Tax basis of an asset that is described in the preceding sentence, including for U.S. federal income Tax purposes, any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Schedule” means any of the following: (i) a Basis Schedule, (ii) a Tax Benefit Schedule or (iii) the Early Termination Schedule.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Obligations” shall have the meaning set forth in Section 5.1.

“Stock Exchange Payment” shall have the meaning set forth in LLC Agreement.

“Subsidiaries” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls more than 50% of the voting power or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Subsidiary Stock” means any stock or other equity interest in any subsidiary entity of OpCo that is treated as a C corporation for United States federal income tax purposes.

“Tax Attributes” shall have the meaning set forth in the recitals hereto.

Annex F-6

“Tax Benefit Payment” shall have the meaning set forth in Section 3.1(b).

“Tax Benefit Schedule” shall have the meaning set forth in Section 2.2(a).

“Tax Return” means any return, declaration, report, or similar statement filed or required to be filed with respect to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code or comparable section of state or local Tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), ending on or after the Closing Date.

“Taxes” means any and all United States federal, state and local taxes, assessments or similar charges that are based on or measured with respect to net income or profits, whether as an exclusive or an alternative basis, and including franchise taxes that are based on or measured with respect to net income or profits, and any interest, penalties, or additions related to such amounts or imposed in respect thereof under applicable law.

“Taxing Authority” means any domestic, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“TRA Disinterested Majority” means a majority of the directors of the Board who are disinterested as determined by the Board in accordance with the Delaware General Corporation Law with respect to the matter being considered by the Board; provided that to the extent a matter being considered by the Board is required to be considered by disinterested directors under the rules of the National Securities Exchange on which the Class A Shares is then listed, the Securities Act or the Exchange Act, such rules with respect to the definition of disinterested director shall apply solely with respect to such matter.

“TRA Party” and “TRA Parties” shall have the meaning set forth in the preamble hereto.

“TRA Party Representative” means, initially, [•], or, if [•] becomes unable to perform the TRA Party Representative’s responsibilities hereunder or resigns from such position, either (i) a replacement TRA Party Representative selected by [•] or (ii) if [•] has not selected a replacement TRA Party Representative at or prior to the time of such inability or resignation, that TRA Party or committee of TRA Parties determined by a plurality vote of the TRA Parties ratably in accordance with their right to receive Early Termination Payments hereunder if all TRA Parties had fully Exchanged their Units, together with Class B common stock or Class D common stock, as applicable, of the Corporate Taxpayer, for Class A Shares or Class C Shares, as applicable, or other consideration and the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Units” shall have the meaning set forth in the recitals hereto.

“Valuation Assumptions” means, as of an Early Termination Date, the assumptions that in each Taxable Year ending on or after such Early Termination Date, (i) the Corporate Taxpayer will have taxable income sufficient to fully utilize deductions arising from the Tax Attributes (other than any items addressed in clause (ii) below) during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, deductions and other Tax items arising from Tax Attributes that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions, further assuming that such applicable future payments would be paid on the due date (including extensions) for filing the Corporate Taxpayer Return for the applicable Taxable Year) in which such deductions would become available (ii) any loss carryovers generated by deductions arising from Tax Attributes that are available as of the date of such Early Termination Date will be used by the Corporate Taxpayer on a pro rata basis from the Early Termination Date through the scheduled expiration date thereof or, if there is no such scheduled expiration date, the tenth anniversary of the Early Termination Date, (iii) the United States federal income tax rate that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date and the Blended Rate will be calculated based on such rates and the apportionment factors applicable in the most recently ended Taxable Year, except to the extent

Annex F-7

any change to such Tax rates for such Taxable Year has already been enacted into law as of the Early Termination Date, (iv) any non-amortizable, non-depreciable Reference Assets (other than any Subsidiary Stock) will be disposed of on the 15th anniversary of the Exchange which gave rise to the applicable Basis Adjustment and any short-term investments will be disposed of 12 months following the Early Termination Date; provided that, in the event of a Change of Control, such non-amortizable, non-depreciable Reference Assets shall be deemed disposed of at the time of sale of such Reference Asset (if earlier than such 15th anniversary), (v) any Subsidiary Stock will never be disposed of and (vi) if, at the Early Termination Date, there are Units that have not been Exchanged, then each such Unit is Exchanged, together with Class B common stock or Class D common stock, as applicable, of the Corporate Taxpayer, in a fully taxable transaction for the Market Value of the Class A Shares or Class C Shares, as applicable, that would be transferred if the Exchange occurred on the Early Termination Date.

ARTICLE II
DETERMINATION OF CERTAIN REALIZED TAX BENEFIT

Section 2.1      Basis Adjustment. Within 120 calendar days after the filing of the United States federal income tax return of the Corporate Taxpayer for the Taxable Year that includes the Closing Date and each Taxable Year in which an Exchange has been effected, the Corporate Taxpayer shall deliver to the TRA Party Representative, in respect of each TRA Party who received (or is deemed to receive) cash or Class A Shares or Class C Shares, as applicable, in such Taxable Year pursuant to an Exchange, a schedule (the “Basis Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this Agreement, (a) the actual Tax basis and the Non-Stepped Up Tax Basis of the Reference Assets as of each applicable Exchange Date, (b) the Basis Adjustment with respect to the Reference Assets Attributable to each such TRA Party as a result of the Exchanges effected in such Taxable Year and prior Taxable Years by each such TRA Party, calculated in the aggregate, (c) the period (or periods) over which the Reference Assets are amortizable and/or depreciable and (d) the period (or periods) over which each Basis Adjustment in respect of such TRA Party is amortizable and/or depreciable. Each Basis Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

Section 2.2      Tax Benefit Schedule.

(a)         Tax Benefit Schedule. Within 120 calendar days after the filing of the United States federal income tax return of the Corporate Taxpayer for each Taxable Year, the Corporate Taxpayer shall provide to the TRA Party Representative, in respect of each TRA Party who has received (or is deemed to receive) cash or Class A Shares or Class C Shares, as applicable, pursuant to an Exchange, a schedule showing, in reasonable detail, the calculation of the Tax Benefit Payment, if any, any Realized Tax Benefit and any Realized Tax Detriment, as applicable, Attributable to each such TRA Party for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

(b)         Applicable Principles.

(i)              Subject to Section 3.3(a), the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability for such Taxable Year attributable to the Tax Attributes, determined using a “with and without” methodology (assuming that such Tax Attributes are the last items utilized in any Taxable Year). For the avoidance of doubt, the Actual Tax Liability will take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as interest under the Code based upon the characterization of Tax Benefit Payments as additional consideration payable by the Corporate Taxpayer for the Units acquired in the Exchange. Carryovers or carrybacks of any Tax item attributable to the Tax Attributes shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local income and franchise Tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type.

(ii)             If a carryover or carryback of any Tax item includes a portion that is attributable to any Tax Attribute and another portion that is not, such portions shall be considered to be used in accordance with the “with and without” methodology. Except as otherwise required by applicable law, the parties hereto agree that (A) all Tax Benefit Payments in respect of an Exchange are intended to be treated and shall be reported for Tax purposes as additional contingent consideration to the applicable TRA Party for such Exchange that has the effect of creating Basis Adjustments, in each case, to Reference Assets for the Corporate Taxpayer in the year of payment, (B) as a result, such additional Basis Adjustments will be incorporated into the calculation for

Annex F-8

the Taxable Year of the applicable payment and into the calculations for subsequent Taxable Years, as appropriate, (C) the Actual Tax Liability shall take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as Imputed Interest under applicable law and (D) the liability for U.S. federal income Taxes of the Corporate Taxpayer and the amount of taxable income of the Corporate Taxpayer for U.S. federal income Tax purposes as determined for purposes of calculating the Actual Tax Liability and the Hypothetical Tax Liability shall include, without duplication, such liability for Taxes and such taxable income that is economically borne by or allocated to the Corporate Taxpayer as a result of the provisions of Sections 5.07 and 5.08 of the LLC Agreement; provided, however, that such liability for Taxes and such taxable income shall be included in the Hypothetical Tax Liability and the Actual Tax Liability subject to the adjustments and assumptions set forth in the definitions thereof and, to the extent any such amount is taken into account on an Amended Schedule, such amount shall adjust a Tax Benefit Payment, as applicable, in accordance with Section 2.3(b).

Section 2.3      Procedures, Amendments.

(a)         Procedure. Every time the Corporate Taxpayer delivers to the TRA Party Representative an applicable Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.3(b), the Corporate Taxpayer shall also (i) deliver to the TRA Party Representative supporting schedules, valuation reports, if any, and work papers, as determined by the Corporate Taxpayer or requested by the TRA Party Representative, providing reasonable detail regarding data and calculations that were relevant for the preparation of the Schedule, (ii) indicate which accounting firm, if any, assisted with the preparation of the Schedule and (iii) allow the TRA Party Representative and its advisors reasonable access to the appropriate representatives at the Corporate Taxpayer and (at the cost and expense of OpCo) at the relevant accounting firm that prepared the applicable Schedule, if applicable, in connection with the review of such Schedule. Without limiting the generality of the preceding sentence, the Corporate Taxpayer shall ensure that each Tax Benefit Schedule or Early Termination Schedule delivered to the TRA Party Representative, together with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability (the “with” calculation), the Hypothetical Tax Liability (the “without” calculation) and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on all parties 30 calendar days from the date on which all relevant TRA Parties are treated as having received the applicable Schedule or amendment thereto under Section 7.1 unless the TRA Party Representative (A) within 30 calendar days from such date provides the Corporate Taxpayer with notice of an objection to such Schedule (“Objection Notice”) or (B) provides a written waiver of such right of any Objection Notice within the period described in clause (A) above, in which case such Schedule or amendment thereto shall become binding on the date such waiver is received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within 30 calendar days after receipt by the Corporate Taxpayer of an Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the reconciliation procedures as described in Section 7.9 (the “Reconciliation Procedures”).

(b)         Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in such Schedule, including those identified as a result of the receipt of additional factual information relating to a Taxable Year after the date such Schedule was provided to the TRA Party Representative, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year or (vi) to adjust an applicable Basis Schedule to take into account payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”). The Corporate Taxpayer shall provide an Amended Schedule to the TRA Party Representative within 30 calendar days of the occurrence of an event referenced in clauses (i) through (vi) above. In the event a Schedule is amended after such Schedule becomes final pursuant to Section 2.3(a) or, if applicable, Section 7.9, (A) the Amended Schedule shall not be taken into account in calculating any Tax Benefit Payment in the Taxable Year to which the amendment relates but instead shall be taken into account in calculating the Cumulative Net Realized Tax Benefit for the Taxable Year in which the amendment actually occurs and (B) as a result of the foregoing, any increase of the Net Tax Benefit attributable to an Amended Schedule shall not accrue the Interest Amount (or any other interest hereunder) until after the due date (without extensions) for filing the United States federal income tax return of the Corporate Taxpayer for the Taxable Year in which the amendment actually occurs.

Annex F-9

ARTICLE III
TAX BENEFIT PAYMENTS

Section 3.1      Payments.

(a)         Payments. Within three Business Days after a Tax Benefit Schedule delivered to the TRA Party Representative becomes final in accordance with Section 2.3(a), or, if applicable, Section 7.9, the Corporate Taxpayer shall pay to the Agent in cash (by wire transfer of immediately available funds to the bank account previously designated by the Agent) for disbursement by the Agent to the TRA Parties, in accordance with their respective share of such payment as set forth on the Payment Schedule, the Tax Benefit Payment determined pursuant to Section 3.1(b) for such Taxable Year that is Attributable to each such TRA Party. Each such Tax Benefit Payment shall be made in cash by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to the Agent or as otherwise agreed by the Agent and such TRA Party. The payments provided for pursuant to the above sentence shall be computed separately for each TRA Party. For the avoidance of doubt, no Tax Benefit Payment shall be made in respect of estimated tax payments, including federal estimated income tax payments. Notwithstanding anything herein to the contrary, at the election of a TRA Party (specified in the Exchange Notice with respect to an applicable Exchange or by providing written notice to the Corporate Taxpayer at the Closing with respect to the purchase), the aggregate Tax Benefit Payments in respect of such Exchange (other than amounts accounted for as interest under the Code) shall not exceed, as specified by a TRA Party, 50% of the fair market value of the Class A Shares or cash received in the relevant Exchange. Without limiting the Corporate Taxpayer’s ability to make offsets against Tax Benefit Payments to the extent permitted by Section 3.5, no TRA Party shall be required under any circumstances to make a payment or return a payment to the Corporate Taxpayer in respect of any portion of any Tax Benefit Payment previously paid by the Corporate Taxpayer to such TRA Party (including any portion of any Early Termination Payment).

(b)         A “Tax Benefit Payment” in respect of a TRA Party for a Taxable Year means an amount, not less than zero, equal to the sum of the portion of the Net Tax Benefit that is Attributable to such TRA Party and the Interest Amount with respect thereto. For the avoidance of doubt, for Tax purposes, the Interest Amount shall not be treated as interest (to the extent permitted by applicable law and other than amounts accounted for as Imputed Interest), but instead shall be treated as additional consideration for the acquisition of Units in the applicable Exchange, unless otherwise required by law. Subject to Section 3.3(a), the “Net Tax Benefit” for a Taxable Year means an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over the total amount of payments previously made under this Section 3.1 (excluding payments attributable to Interest Amounts); provided that if there is no such excess (or a deficit exists), no TRA Party shall be required to make payment (or return a payment) to the Corporate Taxpayer in respect of any portion of any previously made Tax Benefit Payment. The “Interest Amount” means an amount equal to the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing the Corporate Taxpayer Return with respect to Taxes for such Taxable Year until the payment date under Section 3.1(a). The Net Tax Benefit and the Interest Amount shall be determined separately with respect to each Exchange, on a Unit by Unit basis by reference to the resulting Basis Adjustment to the Corporate Taxpayer. Notwithstanding the foregoing, for each Taxable Year ending on or after the date of a Change of Control that occurs after the Closing Date, all Tax Benefit Payments, whether paid with respect to the Units that were Exchanged (i) prior to the date of such Change of Control or (ii) on or after the date of such Change of Control, shall be calculated by utilizing the assumptions (i), (iii) and (iv) set forth in the definition of Valuation Assumptions, substituting, in each case, the terms “the closing date of a Change of Control” for an “Early Termination Date.”

Section 3.2      No Duplicative Payments. It is intended that the provisions of this Agreement will result in the payments specified in Section 3.1 being made to the TRA Parties and will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed in the appropriate manner to ensure such intentions are realized.

Section 3.3      Payments; Coordination of Benefits With Other Tax Receivable Agreements.

(a)         Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate Tax benefit of the Corporate Taxpayer with respect to the Basis Adjustments or Imputed Interest is limited in a particular Taxable Year because the Corporate Taxpayer does not have sufficient taxable income, the Net Tax Benefit for the Corporate Taxpayer shall be allocated among all TRA Parties eligible for payments under this Agreement in

Annex F-10

proportion to the respective amounts of Net Tax Benefit that would have been allocated to each such TRA Party if the Corporate Taxpayer had sufficient taxable income so that there were no such limitation.

(b)         If for any reason (including as contemplated by Section 3.3(a)) the Corporate Taxpayer does not fully satisfy its payment obligations to make all Tax Benefit Payments due under this Agreement in respect of a particular Taxable Year, then the Corporate Taxpayer and the TRA Parties agree that no Tax Benefit Payment shall be made in respect of any subsequent Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been made in full.

(c)         The effect of any other similar tax receivable agreement entered into after the date of this Agreement (“Other Tax Receivable Obligations”) shall not be taken into account in respect of any calculations made hereunder.

Section 3.4      Sufficient Funds. The Corporate Taxpayer shall use commercially reasonable efforts to ensure that it has sufficient available funds to make all payments due under this Agreement, including using commercially reasonable efforts to cause OpCo to make distributions to the Corporate Taxpayer to make such payments so long as such distributions do not violate (a) a prohibition, restriction or covenant under any prohibition, restriction or covenant under any credit agreement, loan agreement, note, indenture or other agreement governing indebtedness of the Corporate Taxpayer or its Subsidiaries (including any Senior Obligation) or (b) restrictions under applicable law.

Section 3.5      Overpayments. To the extent the Corporate Taxpayer makes a payment to a TRA Party (through the Agent or otherwise) in respect of a particular Taxable Year under Section 3.1(a) in an amount in excess of the amount of such payment that should have been made to such TRA Party in respect of such Taxable Year (taking into account Section 3.3) under the terms of this Agreement, then such TRA Party shall not receive further payments under Section 3.1(a) until such TRA Party has foregone an amount of payments equal to such excess.

Section 3.6      Payment Schedule. The allocation of the payments hereunder in accordance with the Payment Schedule shall be binding on all TRA Parties and shall be used by the Agent and the Corporation for purposes of disbursement of any such payments. In making any payments or disbursements pursuant to this Agreement, the Agent and the Corporation shall be entitled to rely fully on the shares of the TRA Parties as set forth on the Payment Schedule and shall not be liable to any TRA Party for the accuracy of the determination of such shares. Each of the TRA Parties acknowledges and agrees that it has agreed to each Payment Schedule, as it may be amended from time to time in accordance with this Agreement.

ARTICLE IV
TERMINATION

Section 4.1      Early Termination and Breach of Agreement.

(a)         The Corporate Taxpayer may, with the prior written consent of the TRA Disinterested Majority, terminate this Agreement with respect to all amounts payable to the TRA Parties and with respect to all of the Units held by the TRA Parties at any time by paying to the Agent for disbursement to the TRA Parties, in accordance with their respective shares as set forth on the Payment Schedule, the Early Termination Payment due pursuant to Section 4.3 in respect of all TRA Parties; provided, however, that this Agreement shall only terminate upon the receipt of the Early Termination Payment by all TRA Parties; provided further that the Corporate Taxpayer may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payment to all of the TRA Parties, none of the TRA Parties, the Agent or the Corporate Taxpayer shall have any further payment obligations under this Agreement, other than for any (i) Tax Benefit Payment due and payable that remains unpaid as of the Early Termination Date and (ii) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early Termination Notice (except to the extent that the amount described in clauses (i) or (ii) is included in the Early Termination Payment). If an Exchange occurs after the Corporate Taxpayer makes all of the required Early Termination Payments, the Corporate Taxpayer shall have no obligations under this Agreement with respect to such Exchange.

(b)         In the event that the Corporate Taxpayer (i) breaches any of its material obligations under this Agreement, or (ii)(A) the Corporate Taxpayer commences any case, proceeding or other action (1) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, seeking to adjudicate it a bankrupt or

Annex F-11

insolvent or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (2) seeking an appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or it shall make a general assignment for the benefit of creditors or (B) there shall be commenced against the Corporate Taxpayer any case, proceeding or other action of the nature referred to in clause (A) above that remains undismissed or undischarged for a period of 60 days, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach and shall include, but not be limited to, (x) the Early Termination Payments calculated as if an Early Termination Notice had been delivered on the date of a breach, (y) any Tax Benefit Payment in respect of a TRA Party agreed to by the Corporate Taxpayer and such TRA Party as due and payable but unpaid as of the date of a breach and (z) any Tax Benefit Payment in respect of any TRA Party due for the Taxable Year ending with or including the date of a breach; provided that procedures similar to the procedures of Section 4.2 shall apply with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this sentence. Notwithstanding the foregoing, in the event that the Corporate Taxpayer breaches this Agreement, each TRA Party shall be entitled to elect to receive the amounts set forth in clauses (x), (y) and (z) above or to seek specific performance of the terms hereof. The parties hereto agree that the failure by the Corporate Taxpayer to make any payment due pursuant to this Agreement within three months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a breach of a material obligation under this Agreement by the Corporate Taxpayer to make a payment due pursuant to this Agreement within three months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, it shall not be a breach of this Agreement by the Corporate Taxpayer if the Agent fails to make any payment due pursuant to this Agreement or if the Corporate Taxpayer fails to make any Tax Benefit Payment when due to the extent that the Corporate Taxpayer (I) has insufficient funds, or cannot make such payment as a result of obligations imposed in connection with any Senior Obligations, and cannot take commercially reasonable actions to obtain sufficient funds, to make such payment or (II) would become insolvent as a result of making such payment (in each case, as determined by the Board in good faith) (clauses (I) and (II) together, the “Liquidity Exceptions”); provided that the interest provisions of Section 5.2 shall apply to such late payment; provided, further, that if the Liquidity Exceptions apply and the Corporate Taxpayer declares or pays any dividend of cash to its shareholders while any Tax Benefit Payment is due and payable and remains unpaid, then the Liquidity Exceptions shall no longer apply.

(c)         In the event of a Change of Control, the Corporate Taxpayer shall provide written notice of such Change of Control to the TRA Parties in accordance with the procedures set forth in Section 11.07 of the LLC Agreement and the TRA Party Representative shall have the option, upon written notice to the Corporate Taxpayer, to cause acceleration of all unpaid payment obligations with respect to Units that have been Exchanged prior to or in connection with such Change of Control, which shall be calculated as if an Early Termination Notice had been delivered on the date of such Change of Control and shall include, without duplication, (i) the Early Termination Payments calculated with respect to such TRA Parties as if the Early Termination Date is the date of such Change of Control, (ii) any Tax Benefit Payment due and payable and that remains unpaid as of the date of such Change of Control and (iii) any Tax Benefit Payment in respect of any TRA Party due for the Taxable Year ending with or including the date of such Change of Control. In the event of a Change of Control, any Early Termination Payment described in the preceding sentence shall be calculated utilizing the assumptions (i), (ii) and (iii) set forth in the definition of Valuation Assumptions, substituting, in each case, and in the lead-in to such definition, the terms “date of a Change of Control” for an “Early Termination Date.” Any Exchanges with respect to which a payment has been made under this Section 4.1(c) shall be excluded in calculating any future Tax Benefit Payments or Early Termination Payments, and this Agreement shall have no further application to such Exchanges.

Section 4.2      Early Termination Notice. If the Corporate Taxpayer chooses to exercise its right of early termination in accordance with Section 4.1(a), the Corporate Taxpayer shall deliver to each TRA Party a notice (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) specifying the Corporate Taxpayer’s intention to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment(s) due for each TRA Party. Each Early Termination Schedule shall become final and binding on all parties hereto 30 calendar days from the first date on which all TRA Parties are treated as having received such Schedule or amendment thereto under Section 7.1 unless, prior to such 30th-calendar day, the TRA Party Representative provides (a) the Corporate Taxpayer with notice of a material objection to such Schedule made in good faith (the “Material Objection Notice”) or (b) a written waiver of such right of a Material Objection Notice, in which case such

Annex F-12

Schedule will become binding on the date the waiver is received by the Corporate Taxpayer (the “Early Termination Effective Date”). If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in such notice within 30 calendar days after receipt by the Corporate Taxpayer of the Material Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the Reconciliation Procedures in which case such Schedule shall become binding ten calendar days after the conclusion of the Reconciliation Procedures.

Section 4.3      Payment upon Early Termination.

(a)         Within three Business Days after the Early Termination Effective Date, the Corporate Taxpayer shall pay to the Agent for disbursement to the TRA Parties, in accordance with their respective shares as set forth on the Payment Schedule, an amount equal to the Early Termination Payment in respect of all TRA Parties. Such payment shall be made in cash by wire transfer of immediately available funds to a bank account or accounts designated by each TRA Party or as otherwise agreed by the Agent and such TRA Party.

(b)         “Early Termination Payment” in respect of a TRA Party means an amount equal to the present value, discounted at the Early Termination Rate as of the applicable Early Termination Effective Date, of all Tax Benefit Payments in respect of such TRA Party that would be required to be paid by the Corporate Taxpayer beginning from the Early Termination Date and assuming that (i) the Valuation Assumptions in respect of such TRA Party are applied, (ii) for each Taxable Year, the Tax Benefit Payment is paid on the due date, assuming an extension, of the U.S. federal income tax return of the Corporate Taxpayer and (iii) for purposes of calculating the Early Termination Rate, LIBOR shall be LIBOR as of the date of the Early Termination Notice. For the avoidance of doubt, an Early Termination Payment shall be made to each applicable TRA Party regardless of whether such TRA Party has exchanged all of its Units as of the Early Termination Effective Date.

ARTICLE V
SUBORDINATION AND LATE PAYMENTS

Section 5.1      Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by the Corporate Taxpayer to the Agent or the TRA Parties under this Agreement shall rank (a) subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of the Corporate Taxpayer and its Subsidiaries (“Senior Obligations”), (b) senior in right of payment to any principal, interest or other amounts due and payable in respect of any Other Tax Receivable Obligation and (c) pari passu with all current or future unsecured obligations of the Corporate Taxpayer that are not Senior Obligations or Other Tax Receivable Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of TRA Parties and the Corporate Taxpayer shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations and Section 5.2 shall apply to such payment. To the extent the Corporate Taxpayer or its Subsidiaries (including OpCo and its Subsidiaries) incur, create or assume any Senior Obligations from and after the date hereof, the Corporate Taxpayer shall, and shall cause its Subsidiaries to, endeavor in good faith to ensure that such indebtedness permits the amounts payable hereunder to be paid.

Section 5.2      Late Payments by the Corporate Taxpayer. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made by the Corporate Taxpayer to the Agent or the TRA Parties when due under the terms of this Agreement, whether as a result of Section 5.1 or otherwise, shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment or Early Termination Payment was due and payable.

ARTICLE VI
NO DISPUTES; CONSISTENCY; COOPERATION

Section 6.1      Participation in the Corporate Taxpayer’s and OpCo’s Tax Matters. Except as otherwise provided in this Agreement, the BCA or the LLC Agreement, the Corporate Taxpayer shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer and OpCo, including the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, the Corporate Taxpayer shall notify the TRA Party Representative in writing

Annex F-13

of the commencement of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit of the Corporate Taxpayer and OpCo or any of OpCo’s Subsidiaries by a Taxing Authority the outcome of which is reasonably expected to affect the rights and obligations of a TRA Party under this Agreement, and shall provide to the TRA Party Representative reasonable opportunity to participate in or provide information and other input to the Corporate Taxpayer, OpCo and their respective advisors concerning the conduct of any such portion of such audit; provided, however, that the Corporate Taxpayer and OpCo shall not be required to take any action that is inconsistent with any provision of the LLC Agreement.

Section 6.2      Consistency. The Corporate Taxpayer and the TRA Parties agree to report and cause to be reported for all purposes, including United States federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including the Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that set forth in this Agreement or specified by the Corporate Taxpayer in any Schedule (or Amended Schedule, as applicable) required to be provided by or on behalf of the Corporate Taxpayer under this Agreement that is final and binding on the parties hereto unless otherwise required by law. The Corporate Taxpayer shall (and shall cause OpCo and its other Subsidiaries to) use commercially reasonable efforts (which, for the avoidance of doubt, shall include taking into account the interests and entitlements of all TRA Parties under this Agreement) to defend the Tax treatment contemplated by this Agreement and any Schedule (or Amended Schedule, as applicable) in any audit, contest or similar proceeding with any Taxing Authority.

Section 6.3      Cooperation. Each of the TRA Parties shall (a) furnish to the Corporate Taxpayer in a timely manner such information, documents and other materials as the Corporate Taxpayer may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to the Corporate Taxpayer and its representatives to provide explanations of documents and materials and such other information as the Corporate Taxpayer or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter, and the Corporate Taxpayer shall reimburse each such TRA Party for any reasonable third-party costs and expenses incurred pursuant to this Section 6.3.

ARTICLE VII
MISCELLANEOUS

Section 7.1      Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email or other electronic transmission (in each case in this clause (d), solely if receipt is confirmed), at the following address (or to such other address for a party as shall be specified in a notice given in accordance with this Section 7.1):

(i)          If to the Corporate Taxpayer, to:

[•]
[•]
[•]
Attention: [•]
Email: [•]

with a copy (which shall not constitute notice) to:

[•]
[•]
[•]
Attention: [•]
Email: [•]

Annex F-14

(ii)         If to the Agent, to:

[•]
[•]
[•]
Attention: [•]
Email: [•]

with a copy (which shall not constitute notice) to:

[•]
[•]
[•]
Attention: [•]
Email: [•]

(iii)        If to the TRA Party Representative, to:

[•]
[•]
[•]
Attention: [•]
Email: [•]

with a copy (which shall not constitute notice) to:

[•]
[•]
[•]
Attention: [•]
Email: [•]

(iv)        If to the TRA Parties, to the address set forth in the records of OpCo from time to time.

Section 7.2      Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hererto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3      Entire Agreement; Third Party Beneficiaries. This Agreement (together with all Annexes, Exhibits and Schedules to this Agreement), the BCA (together with the Ancillary Documents), the LLC Agreement and that certain Mutual Confidentiality Agreement, dated as of May 24, 2021, by and betweenOpCo and the Corporate Taxpayer constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4      Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify

Annex F-15

this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6      Successors; Assignment; Amendments; Waivers.

(a)         Each TRA Party may assign any of its rights under this Agreement to any Person as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Corporate Taxpayer (the “Joinder Requirement”), agreeing to become a TRA Party for all purposes of this Agreement. For the avoidance of doubt, if a TRA Party transfers Units in accordance with the terms of the LLC Agreement but does not assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, such TRA Party shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Exchange of such Units and such transferee may not enforce the provisions of this Agreement. Notwithstanding any other provision of this Agreement, an assignee of only rights to receive a Tax Benefit Payment in connection with an Exchange has no rights under this Agreement other than to enforce its right to receive a Tax Benefit Payment pursuant to this Agreement. The Corporate Taxpayer may not assign any of its rights or obligations under this Agreement to any Person (other than in connection with a Mandatory Assignment) without the prior written consent of the TRA Party Representative (not to be unreasonably withheld, conditioned or delayed). Any purported assignment in violation of the terms of this Section 7.6 shall be null and void.

(b)         No provision of this Agreement may be amended unless such amendment is approved in writing by the Corporate Taxpayer (as determined by the TRA Disinterested Majority) and by the TRA Party Representative and no provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective (or, in the case of a waiver by all TRA Parties, signed by the TRA Party Representative); provided that no such amendment or waiver shall be effective if such amendment or waiver will have a disproportionate and adverse effect on the payments certain TRA Parties will or may receive under this Agreement unless such amendment or waiver is consented in writing by the TRA Parties disproportionately and adversely affected who would be entitled to receive at least majority of the total amount of the Early Termination Payments payable to all TRA Parties disproportionately and adversely affected hereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment or waiver (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange). Notwithstanding the foregoing, the Person designated as the Agent may not be changed without the prior written consent of the Corporate Taxpayer and the TRA Party Representative (in each case, not to be unreasonably withheld, conditioned or delayed).

(c)         This Agreement and all of the terms and provisions of this Agreement shall be binding upon, shall inure solely to the benefit of and shall be enforceable by each of the parties hereto and their respective successors, permitted assigns, heirs, executors, administrators and legal representatives. The Corporate Taxpayer shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place (any such assignment, a “Mandatory Assignment”).

Section 7.7      Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8      Waiver of Jury Trial, Jurisdiction.

(a)         EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER. THE PARTIES HERETO FURTHER REPRESENT AND WARRANT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Annex F-16

(b)         Subject to Section 7.9, each of the parties hereto submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any action, suit or proceeding arising out of or relating to this Agreement, agrees that all claims in respect of such action, suit or proceeding shall be heard and determined in any such court and agrees not to bring any action, suit or proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 7.8, however, shall affect the right of any party hereto to serve legal process in any other manner permitted by law or at equity. Each party hereto agrees that a final judgment in any action, suit or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in this Section 7.8 and the parties hereto agree not to plead or claim the same.

Section 7.9      Reconciliation. In the event that the Corporate Taxpayer and the TRA Party Representative are unable to resolve a disagreement with respect to the matters (a) governed by Section 2.3 and Section 4.2 or (b) described in the definition of “LIBOR” within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both the Corporate Taxpayer and the TRA Party Representative. The Expert shall be a partner or principal in a nationally recognized accounting or law firm, and unless the Corporate Taxpayer and the TRA Party Representative agree in writing otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporate Taxpayer or the TRA Party Representative or other actual or potential conflict of interest. If the Corporate Taxpayer and the TRA Party Representative are unable to agree on an Expert within 15 calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to the Basis Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within 30 calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within 15 calendar days or as soon thereafter as is reasonably practicable, in each case, after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporate Taxpayer except as provided in the next sentence. The Corporate Taxpayer and the TRA Party Representative shall bear their own respective costs and expenses of such proceeding, unless (i) the Expert adopts the TRA Party Representative’s position, in which case the Corporate Taxpayer shall reimburse the TRA Party Representative for any reasonable out-of-pocket costs and expenses in such proceeding or (ii) the Expert adopts the Corporate Taxpayer’s position, in which case the TRA Party Representative shall reimburse the Corporate Taxpayer for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporate Taxpayer and each of the TRA Parties and may be entered and enforced in any court having jurisdiction.

Section 7.10      Withholding. The Corporate Taxpayer shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as the Corporate Taxpayer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law; provided, however, that the Corporate Taxpayer shall use commercially reasonable efforts to notify and shall reasonably cooperate with the applicable TRA Party prior to the making of such deductions and withholding payments to determine whether any such deductions or withholding payments (other than any deduction or withholding required by reason of such TRA Party’s failure to comply with the last sentence of this Section 7.10) are required under applicable law and in obtaining any available exemption or reduction of, or otherwise minimizing to the extent permitted by applicable law, such deduction and withholding. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Corporate Taxpayer or the Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. Each TRA Party shall promptly provide the Corporate Taxpayer or the Agent with

Annex F-17

any applicable Tax forms and certifications (including IRS Form W-9 or the applicable version of IRS Form W-8) reasonably requested by the Corporate Taxpayer or the Agent, as applicable, in connection with determining whether any such deductions and withholdings are required under the Code or any provision of state, local or foreign tax law and shall promptly provide an update of any such Tax form or certification previously delivered if the same has become incorrect or has expired.

Section 7.11      Admission of the Corporate Taxpayer into a Consolidated Group; Transfers of Corporate Assets.

(a)      If the Corporate Taxpayer is or becomes a member of an affiliated, consolidated, combined or unitary group of corporations that files a consolidated, combined or unitary income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state or local Tax law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated, combined or unitary taxable income of the group as a whole.

(b)      If any Person the income of which is included in the income of the Corporate Taxpayer or the Corporate Taxpayer’s affiliated or consolidated group transfers one or more assets to a corporation (or a Person classified as a corporation for U.S. federal income tax purposes) with which such entity does not file a consolidated Tax Return pursuant to Section 1501 of the Code or any corresponding provisions of state or local Tax law, such Person, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such transfer. The consideration deemed to be received in a transaction contemplated in the prior sentence shall be equal to the fair market value of the deemed transferred asset, plus (i) the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a transfer of a partnership interest. The transactions described in this Section 7.11(b) shall be taken into account in determining the Realized Tax Benefit or Realized Tax Detriment, as applicable, for such Taxable Year based on the income, gain or loss deemed allocated to the Corporate Taxpayer using the Non-Stepped Up Tax Basis of the Reference Assets in calculating its Hypothetical Tax Liability for such Taxable Year and using the actual Tax basis of the Reference Assets in calculating its Actual Tax Liability, determined using the “with and without” methodology. Thus, for example, in determining the Hypothetical Tax Liability of the Corporate Taxpayer, the taxable income of the Corporate Taxpayer shall be determined by treating OpCo as having sold the applicable Reference Asset for its fair market value, recovering any basis applicable to such Reference Asset (using the Non-Stepped Up Tax Basis), while the Actual Tax Liability of the Corporate Taxpayer would be determined by recovering the actual Tax basis of the Reference Asset that reflects any Basis Adjustments. For purposes of this Section 7.11, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership.

Section 7.12      Confidentiality.

(a)      Each TRA Party, the Agent and each of their respective assignees acknowledges and agrees that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in confidence in accordance with this Agreement, and not disclose to any Person, any confidential matters acquired pursuant to this Agreement of the Corporate Taxpayer and its Affiliates and successors, concerning OpCo and its Affiliates and successors or members, learned by the TRA Party or the Agent, as applicable, heretofore or hereafter. This Section 7.12 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer or any of its Affiliates, becomes public knowledge (except as a result of an act of the TRA Party or the Agent, as applicable, in violation of this Agreement) or is generally known, (ii) the disclosure of information to the extent necessary for the TRA Party or the Agent, as applicable, to assert its rights hereunder or defend itself in connection with any action or proceeding arising out of, or relating to, this Agreement, (iii) any information that was in the possession of, or becomes available to, the TRA Party or the Agent, as applicable, from a source other than the Corporate Taxpayer, its Affiliates or its or their respective representatives (provided that such source is not known by the TRA Party or the Agent, as applicable, to be bound by a legal, contractual or fiduciary confidentiality obligation not to disclose such information) and (iv) the disclosure of information to the extent necessary for the TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any governmental or taxing authority or to prosecute or defend any action,

Annex F-18

proceeding or audit by any governmental or taxing authority with respect to such returns. Notwithstanding anything to the contrary herein, each TRA Party and each of its respective assignees (and each employee, representative or other agent of such TRA Party or its assignees, as applicable) may disclose to any and all Persons the tax treatment and tax structure of the Corporate Taxpayer, OpCo and their respective Affiliates, and any of their respective transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the TRA Party relating to such tax treatment and tax structure.

(b)      If a TRA Party, the Agent or an assignee thereof commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, the Corporate Taxpayer shall have the right and remedy to seek to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.13      Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Party reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by the TRA Party upon any Exchange by such TRA Party to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for United States federal income tax purposes or would have other material adverse tax consequences to such TRA Party, then at the election of such TRA Party and to the extent specified by such TRA Party, this Agreement (a) shall cease to have further effect with respect to such TRA Party, (b) shall not apply to an Exchange by such TRA Party occurring after a date specified by such TRA Party or (c) shall otherwise be amended in a manner determined by such TRA Party; provided that such amendment shall not result in an increase in payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

Section 7.14      Independent Nature of TRA Parties’ Rights and Obligations. The obligations of each TRA Party hereunder are several and not joint with the obligations of any other TRA Party, and no TRA Party shall be responsible in any way for the performance of the obligations of any other TRA Party hereunder. The decision of each TRA Party to enter into this Agreement has been made by such TRA Party independently of any other TRA Party. Nothing contained herein, and no action taken by any TRA Party pursuant hereto, shall be deemed to constitute the TRA Parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby and the Corporate Taxpayer acknowledges that the TRA Parties are not acting in concert or as a group, and the Corporate Taxpayer will not assert any such claim, with respect to such obligations or the transactions contemplated hereby.

Section 7.15      TRA Party Representative.

(a)      Without further action of any of the Corporate Taxpayer, the TRA Party Representative or any TRA Party, and as partial consideration in respect of the benefits conferred by this Agreement, the TRA Party Representative is hereby irrevocably constituted and appointed as the TRA Party Representative, with full power of substitution, to take any and all actions and make any decisions required or permitted to be taken by the TRA Party Representative under this Agreement.

(b)      If at any time the TRA Party Representative shall incur any out-of-pocket expenses in connection with the exercise of its duties hereunder, upon written notice to the Corporate Taxpayer from the TRA Party Representative of documented costs and expenses (including fees and disbursements of counsel and accountants) incurred by the TRA Party Representative in connection with the performance of its rights or obligations under this Agreement and the taking of any and all actions in connection therewith, the Corporate Taxpayer shall reduce the future payments (if any) due to the TRA Parties hereunder pro rata by the amount of such expenses which it shall instead remit directly to the TRA Party Representative. In connection with the performance of its rights and obligations under this Agreement and the taking of any and all actions in connection therewith, the TRA Party Representative shall not be required to expend any of its own funds (though, for the avoidance of doubt, but without limiting the provisions of this Section 7.15(b), it may do so at any time and from time to time in its sole discretion).

Annex F-19

(c)      The TRA Party Representative shall not be liable to any TRA Party for any act of the TRA Party Representative arising out of or in connection with the acceptance or administration of its duties under this Agreement, except to the extent any liability, loss, damage, penalty, fine, cost or expense is actually incurred by such TRA Party as a proximate result of the bad faith or willful misconduct of the TRA Party Representative (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of good faith judgment). The TRA Party Representative shall not be liable for, and shall be indemnified by the TRA Parties (on a several but not joint basis) for, any liability, loss, damage, penalty or fine incurred by the TRA Party Representative (and any cost or expense incurred by the TRA Party Representative in connection therewith and herewith and not previously reimbursed pursuant to Section 7.15(b)) arising out of or in connection with the acceptance or administration of its duties under this Agreement, and such liability, loss, damage, penalty, fine, cost or expense shall be treated as an expense subject to reimbursement pursuant to the provisions of Section 7.15(b), except to the extent that any such liability, loss, damage, penalty, fine, cost or expense is the proximate result of the bad faith or willful misconduct of the TRA Party Representative (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of good faith judgment); provided, however, in no event shall any TRA Party be obligated to indemnify the TRA Party Representative hereunder for any liability, loss, damage, penalty, fine, cost or expense to the extent (and only to the extent) that the aggregate amount of all liabilities, losses, damages, penalties, fines, costs and expenses indemnified by such TRA Party hereunder is or would be in excess of the aggregate payments under this Agreement actually remitted to such TRA Party.

(d)      Subject to Section 7.6(b), a decision, act, consent or instruction of the TRA Party Representative shall constitute a decision of all TRA Parties and shall be final, binding and conclusive upon each TRA Party, and the Corporate Taxpayer may rely upon any decision, act, consent or instruction of the TRA Party Representative as being the decision, act, consent or instruction of each TRA Party. The Corporate Taxpayer is hereby relieved from any liability to any Person for any acts done by the Corporate Taxpayer in accordance with any such decision, act, consent or instruction of the TRA Party Representative.

[Remainder of Page Intentionally Left Blank]

Annex F-20

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

CORPORATE TAXPAYER:
OPAL FUELS INC.
By:
Name:
Title:

[Signature Page to Tax Receivable Agreement]

Annex F-21

AGENT:
[•]
By:
Name:
Title:

[Signature Page to Tax Receivable Agreement]

Annex F-22

TRA PARTY REPRESENTATIVE:
[•]
By:
Name:
Title:

[Signature Page to Tax Receivable Agreement]

Annex F-23

TRA PARTIES:
[To Come]
By:
Name:
Title:

[Signature Page to Tax Receivable Agreement]

Annex F-24

Annex G

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (as it may be amended, supplemented or restated from time to time in accordance with the terms of this Investor Rights Agreement, the “Investor Rights Agreement”), dated as of [•], 2022 (the “Effective Date”), is made by and among (i) Opal Fuels Inc., a Delaware corporation (formerly known as ArcLight Clean Transition Corp. II, an exempted company incorporated in the Cayman Islands with limited liability) (“PubCo”); (ii) each of the parties listed as a “Seller” on the signature pages attached hereto (each, a “Seller” and, collectively, the “Sellers”); (iii) ArcLight CTC Holdings II, L.P., a Delaware limited partnership (the “Sponsor”); and (iv) solely for purposes of Article I, Section 2.11, Section 2.15, Section 2.16(a), Section 3.3 and Article IV (A) Arno Harris, (B) Dr. Ja-Chin Audrey Lee, (C) Brian Goncher and (D) Steven Berkenfeld (each, a “Sponsor Principal” and, collectively, the “Sponsor Principals” and, together with the Sponsor, the “Founder Holders” and, each, a “Founder Holder”). Each of PubCo, the Sellers and each Founder Holder may be referred to herein as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the BCA (as defined below).

RECITALS

WHEREAS, PubCo has entered into that certain Business Combination Agreement, dated as of December 2, 2021, by and among PubCo, Opal Fuels LLC, a Delaware limited liability company (the “Operating Company”), and Opal HoldCo LLC, a Delaware limited liability company (“Opal HoldCo”) (as may be amended, restated, amended and restated, modified or supplemented from time to time in accordance with the terms of such agreement, the “BCA”), in connection with the business combination (the “Business Combination”) set forth in the BCA;

WHEREAS, pursuant to the BCA, at the Closing, (i) PubCo has contributed the Closing Date Contribution Amount and the Closing Date Equity Contribution to the Operating Company (collectively, the “Contribution”) and, in exchange therefor, the Operating Company has issued to PubCo a number of Class A Units (as defined below) determined pursuant to the BCA and (ii) in connection with the Contribution and issuance described above, the Post-Closing Company Members have entered into that certain Second Amended and Restated Limited Liability Company Agreement of the Operating Company (the “Opco LLC Agreement”), to, among other things, recapitalize the Pre-Closing Company Units such that, from and after the Closing, the Equity Securities (as defined below) of the Operating Company consist of the Opal Units (as defined below), with the applicable rights, preferences and obligations set forth in the Opco LLC Agreement;

WHEREAS, each of the Sellers has the right to exchange its respective Class B Units (as defined below), and cancel an equal number of its respective (i) shares of Class B Common Stock (as defined below) for shares of Class A Common Stock (as defined below) or (ii) shares of Class D Common Stock (as defined below) for shares of Class C Common Stock (as defined below), in each case, in the manner set forth in, and pursuant to the terms and conditions of, the Opco LLC Agreement;

WHEREAS, each of the Earnout Participants has the right to exchange its respective Class B Units that will be earned by such Earnout Participant pursuant to the BCA upon satisfaction of the conditions set forth in the BCA, and cancel an equal number of shares of Class B Common Stock and Class D Common Stock, as applicable, for shares of Class A Common Stock (collectively, the “Exchanged Earnout Shares”) in the manner set forth in, and pursuant to the terms and conditions of, the Opco LLC Agreement;

WHEREAS, PubCo, the Sponsor andthe Sponsor Principalsentered into that certain Registration and Shareholder Rights Agreement, dated as of March 25, 2021 (the “Original RRA”);

WHEREAS, in connection with the execution of this Investor Rights Agreement, PubCo, the Sponsor and the Sponsor Principals desire to terminate the Original RRA and replace it with this Investor Rights Agreement; and

WHEREAS, on the Effective Date, the Parties desire to set forth their agreement with respect to registration rights and certain other matters, in each case, in accordance with the terms and conditions of this Investor Rights Agreement.

Annex G-1

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Investor Rights Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Definitions. As used in this Investor Rights Agreement, the following terms shall have the following meanings:

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith determination of the Board, after consultation with counsel to PubCo, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) PubCo has a bona fide business purpose for not making such information public.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided that no Party shall be deemed an Affiliate of PubCo or any of its Subsidiaries for purposes of this Investor Rights Agreement.

“Automatic Shelf Registration Statement” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.

“BCA” has the meaning set forth in the Recitals.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of PubCo.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“Business Combination” has the meaning set forth in the Recitals.

“Bylaws” means the “Post-Closing ACT Bylaws” as defined in the BCA, as the same may be amended or amended and restated from time to time.

“Certificate of Incorporation” means the “Post-Closing ACT Certificate of Incorporation” as defined in the BCA, as the same may be amended or amended and restated from time to time.

“Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of PubCo, including (a) any shares of such Class A common stock issuable upon the exercise of any warrant or other right to acquire shares of such Class A common stock and (b) any Equity Securities of PubCo that are issued or distributed or may be issuable with respect to such Class A common stock by way of conversion, dividend, stock split or other distribution, consolidation, merger, exchange, reclassification, recapitalization or other similar transaction.

“Class A Units” means the “Class A Units” as defined in the Opco LLC Agreement.

“Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of PubCo, including (a) any shares of such Class B common stock issuable upon the exercise of any warrant or other right to acquire shares of such Class B common stock and (b) any Equity Securities of PubCo that are issued or distributed or may be issuable with respect to such Class B common stock by way of conversion, dividend, stock split or other distribution, consolidation, merger, exchange, reclassification, recapitalization or other similar transaction.

“Class B Units” means the “Class B Units” as defined in the Opco LLC Agreement.

Annex G-2

“Class C Common Stock” means the shares of Class C common stock, par value $0.0001 per share, of PubCo, including (a) any shares of such Class C common stock issuable upon the exercise of any warrant or other right to acquire shares of such Class C common stock and (b) any Equity Securities of PubCo that are issued or distributed or may be issuable with respect to such Class C common stock by way of conversion, dividend, stock split or other distribution, consolidation, merger, exchange, reclassification, recapitalization or other similar transaction.

“Class D Common Stock” means the shares of Class D common stock, par value $0.0001 per share, of PubCo, including (a) any shares of such Class D common stock issuable upon the exercise of any warrant or other right to acquire shares of such Class D common stock and (b) any Equity Securities of PubCo that are issued or distributed or may be issuable with respect to such Class D common stock by way of conversion, dividend, stock split or other distribution, consolidation, merger, exchange, reclassification, recapitalization or other similar transaction.

“Common Stock” means shares of the Class A Common Stock, the Class B Common Stock, the Class C Common Stock and the Class D Common Stock, including any shares of the Class A Common Stock, the Class B Common Stock, the Class C Common Stock and the Class D Common Stock issuable upon the exercise of any warrant or other right to acquire shares of the Class A Common Stock, the Class B Common Stock, the Class C Common Stock and the Class D Common Stock.

“Confidential Information” means confidential, non-public information about PubCo and its Subsidiaries.

“Contribution” has the meaning set forth in the Recitals.

“Controlled Entity” means, as to any Person, (a) any corporation more than fifty percent (50%) of the outstanding voting stock of which is owned by such Person or such Person’s Family Members or Affiliates, (b) any trust, whether or not revocable, of which such Person or such Person’s Family Members or Affiliates are the sole beneficiaries, (c) any partnership of which such Person or an Affiliate of such Person is the managing partner or in which such Person or such Person’s Family Members or Affiliates hold partnership interests representing at least fifty percent (50%) of such partnership’s capital and profits and (d) any limited liability company of which such Person or an Affiliate of such Person is the manager or managing member or in which such Person or such Person’s Family Members or Affiliates hold membership interests representing at least fifty percent (50%) of such limited liability company’s capital and profits.

“Demanding Holders” has the meaning set forth in Section 2.1(c).

“Effective Date” has the meaning set forth in the Preamble.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, restricted stock, restricted stock unit, performance share, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, as the same shall be in effect from time to time.

“Exchanged Earnout Shares” has the meaning set forth in the Recitals.

“Family Member” means, with respect to any Person, such Person’s spouse, ancestors, descendants (whether by blood, marriage or adoption) or spouse of a descendant of such Person, brothers and sisters (whether by blood, marriage or adoption) and inter vivos or testamentary trusts of which only such Person and his or her spouse, ancestors, descendants (whether by blood, marriage or adoption), brothers and sisters (whether by blood, marriage or adoption) are beneficiaries.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Form S-1 Shelf” has the meaning set forth in Section 2.1(a).

“Form S-3 Shelf” has the meaning set forth in Section 2.1(a).

“Founder Holder” has the meaning set forth in the Preamble.

Annex G-3

“Holder” means any holder of Registrable Securities who is a Party to, or who succeeds to rights under, this Investor Rights Agreement pursuant to Section 4.1.

“Holder Information” has the meaning set forth in Section 2.10(b).

“Investor Rights Agreement” has the meaning set forth in the Preamble.

“Lock-Up Period” has the meaning set forth in Section 3.1(a).

“Lock-Up Shares” has the meaning set forth in Section 3.1(a).

“Maximum Number of Securities” has the meaning set forth in Section 2.1(d).

“Minimum Takedown Threshold” has the meaning set forth in Section 2.1(c).

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus, in the light of the circumstances under which they were made, not misleading.

“Necessary Action” means, with respect to any Party and a specified result, all actions (to the extent such actions are not prohibited by applicable Law and within such Party’s control, and in the case of any action that requires a vote or other action on the part of the Board to the extent such action is consistent with fiduciary duties that PubCo’s directors may have in such capacity) necessary to cause such result, including (a) calling special meetings of stockholders, (b) voting or providing a written consent or proxy, if applicable in each case, with respect to shares of Common Stock, (c) causing the adoption of stockholders’ resolutions and amendments to the Organizational Documents, (d) executing agreements and instruments, (e) making, or causing to be made, with Governmental Entities, all filings, registrations or similar actions that are required to achieve such result, and (f) nominating certain Persons for election to the Board in connection with the annual or special meeting of stockholders of PubCo.

“NextEra Subscription Agreement” that certain Subscription Agreement, dated as of November 29, 2021, by and between Operating Company and Mendocino Capital, LLC, a Delaware limited liability company.

“Opal HoldCo” has the meaning set forth in the Recitals.

“Opal Units” means, collectively, the Class A Units and the Class B Units.

“Opco LLC Agreement” has the meaning set forth in the Recitals.

“Operating Company” has the meaning set forth in the Recitals.

“Organizational Documents” means the Certificate of Incorporation and the Bylaws.

“Original RRA” has the meaning set forth in the Recitals.

“Party” has the meaning set forth in the Preamble.

“Permitted Transferee” means with respect to any Person, (a) any Family Member of such Person, (b) any Affiliate of such Person, (c) any Affiliate of any Family Member of such Person (excluding any Affiliate under this clause (c) who operates or engages in a business which competes with the business of PubCo or the Operating Company or any of their respective Subsidiaries), (d) with respect to any Founder Holder, any officer, director, employee, partner, shareholder, member or other equity holder of such Founder Holder or its Affiliates and (e) any Controlled Entity of such Person.

“Piggyback Registration” has the meaning set forth in Section 2.2(a).

“Prospectus” means the prospectus included in any Registration Statement, all amendments (including post-effective amendments) and supplements to such prospectus, and all material incorporated by reference in such prospectus.

“PubCo” has the meaning set forth in the Preamble.

Annex G-4

“Registrable Securities” means at any time (a) any shares of Class A Common Stock (including, without limitation, Class A Common Stock (i) issuable pursuant to the Certificate of Incorporation and the Opco LLC Agreement upon an exchange of Class B Units and the corresponding cancellation of an equal number of shares of Class B Common Stock in exchange for shares of Class A Common Stock, (ii) that comprise Exchanged Earnout Shares (whether or not earned as of such date), (iii) issuable upon conversion or exchange of shares of Class C Common Stock, (iv) any shares of Class A Common Stock issued pursuant to the BCA or (v) held by the Founder Holders or Sellers), and (b) any Equity Securities of PubCo or any Subsidiary of PubCo that may be issued or distributed or be issuable with respect to the securities referred to in clauses (a) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by a Holder, other than any security received pursuant to an incentive plan adopted by PubCo on or after the Closing Date; provided, however, that any such Registrable Securities shall cease to be Registrable Securities to the extent (A) a Registration Statement with respect to the sale of such Registrable Securities has become effective under the Securities Act and such Registrable Securities have been sold, transferred, disposed of or exchanged in accordance with the plan of distribution set forth in such Registration Statement, (B) such Registrable Securities shall have ceased to be outstanding, (C) such Registrable Securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction, (D) such Registrable Security is disposed of under SEC Rule 144 under the Securities Act or any other public sale pursuant to an exemption from the registration requirements of the Securities Act as a result of which the legend on any certificate or book-entry notation representing such Registrable Security restricting transfer of such Registrable Security has been removed or (E) for purposes of Article II, the Holder thereof, together with its, his or her Permitted Transferees, Beneficially Owns less than one percent (1%) of the shares of Class A Common Stock that are outstanding at such time. For purposes of this Agreement, a Person shall be deemed to be a holder of shares of Class A Common Stock and such shares of Class A Common Stock shall be deemed to be in existence whenever such Person has the right to acquire such shares of Class A Common Stock (upon conversion, exchange or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right other than vesting), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of shares of Class A Common Stock.

“Registration” means a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and such registration statement becoming effective.

“Registration Expenses” means the expenses of a Registration or other Transfer pursuant to the terms of this Investor Rights Agreement, including the following:

(a) all SEC or securities exchange registration and filing fees (including fees with respect to filings required to be made with FINRA);

(b) all fees and expenses of compliance with securities or blue sky Laws (including fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) all printing, messenger, telephone and delivery expenses;

(d) all fees and disbursements of counsel for PubCo;

(e) all fees and disbursements of all independent registered public accountants of PubCo incurred in connection with such Registration or Transfer, including the expenses of any special audits and/or comfort letters required or incident to such performance and compliance;

(f) reasonable out-of-pocket fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Holders participating in such Registration or Transfer; and

(g) the costs and expenses of PubCo relating to analyst and investor presentations or any “road show” undertaken in connection with the Registration and/or marketing of the Registrable Securities (including the expenses of the Holders).

Annex G-5

“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this Investor Rights Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Representatives” means, with respect to any Person, any of such Person’s officers, directors, managers, members, equityholders, employees, agents, attorneys, accountants, actuaries, consultants, financial advisors or other Person acting on behalf of such Person.

“Requesting Holder” means any Holder requesting piggyback rights pursuant to Section 2.2 with respect to an Underwritten Shelf Takedown.

“SEC” means the United States Securities and Exchange Commission.

“SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

“SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, as the same shall be in effect from time to time.

“Sellers” has the meaning set forth in the Preamble.

“Shelf” has the meaning set forth in Section 2.1(a).

“Shelf Registration” means a registration of securities pursuant to a Registration Statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act.

“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” has the meaning set forth in the Preamble.

“Sponsor Letter” means that certain Letter Agreement, dated as of March 25, 2021, by and among PubCo, the Founder Holders and the other parties thereto.

“Sponsor Members” has the meaning set forth in Section 2.16(a).

“Sponsor Principal” has the meaning set forth in the Preamble.

“Subsequent Shelf Registration” has the meaning set forth in Section 2.1(b).

“Transfer” means, when used as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition by the Transferor (whether by operation of law or otherwise) and, when used as a verb, the Transferor voluntarily or involuntarily transfers, sells, pledges or hypothecates or otherwise disposes of (whether by operation of law or otherwise), including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

“Underwriter” means any investment banker(s) and manager(s) appointed to administer the offering of any Registrable Securities as principal in an Underwritten Offering.

“Underwritten Offering” means a Registration in which Equity Securities of PubCo are sold to an Underwriter for distribution to the public.

“Underwritten Shelf Takedown” has the meaning set forth in Section 2.1(c).

“Well-Known Seasoned Issuer” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.

Annex G-6

“Warrants” means the outstanding warrants, each exercisable into one (1) share of Class A Common Stock, to purchase an aggregate of 9,223,261 shares of Class A Common Stock, which were issued to the Sponsor pursuant to that certain Private Placement Warrant Purchase Agreement, dated March 25, 2021, by and among the Sponsor and PubCo.

“Withdrawal Notice” has the meaning set forth in Section 2.1(e).

Section 1.2 Interpretive Provisions. For all purposes of this Investor Rights Agreement, except as otherwise provided in this Investor Rights Agreement or unless the context otherwise requires:

(a) the singular shall include the plural, and the plural shall include the singular, unless the context clearly prohibits that construction;

(b) the words “hereof,” “herein,” “hereunder” and words of similar import, when used in this Investor Rights Agreement, refer to this Investor Rights Agreement as a whole and not to any particular provision of this Investor Rights Agreement;

(c) references in this Investor Rights Agreement to any Law shall be deemed also to refer to such Law, and all rules and regulations promulgated thereunder;

(d) whenever the words “include,” “includes” or “including” are used in this Investor Rights Agreement, they shall mean “without limitation;”

(e) the captions and headings of this Investor Rights Agreement are for convenience of reference only and shall not affect the interpretation of this Investor Rights Agreement;

(f) pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms;

(g) the word “or” shall be construed to mean “and/or” and the words “neither,” “nor,” “any,” “either” and “or” shall not be exclusive, unless the context clearly prohibits that construction; and

(h) the phrase “to the extent” shall be construed to mean “the degree by which.”

ARTICLE II
REGISTRATION RIGHTS

Section 2.1 Shelf Registration.

(a) Filing. PubCo shall file, within 20 days of the Closing Date or such other earlier date as it is required in accordance with any PIPE Subscription Agreement, a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), or if PubCo is ineligible to use a Form S-3 Shelf, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf” and, together with the Form S-3 Shelf (and any Subsequent Shelf Registration), the “Shelf”), in each case, covering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing) on a delayed or continuous basis. PubCo shall use its commercially reasonable efforts to cause the Shelf to become effective as soon as practicable after such filing, but in no event later than sixty (60) days after the initial filing thereof (or ninety (90) days after the initial filing thereof if the SEC notifies PubCo that it will “review” the Shelf) or such other earlier date as it is required in accordance with any PIPE Subscription Agreement. The Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder. PubCo shall maintain the Shelf in accordance with the terms of this Investor Rights Agreement, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep such Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event PubCo files a Form S-1 Shelf, PubCo shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after PubCo is eligible to use Form S-3.

(b) Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while there are any Registrable Securities outstanding, PubCo shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf),

Annex G-7

and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all outstanding Registrable Securities from time to time, and pursuant to any method or combination of methods legally available to, and requested by, any Holder. If a Subsequent Shelf Registration is filed, PubCo shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an Automatic Shelf Registration Statement if PubCo is a Well-Known Seasoned Issuer) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that PubCo is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, PubCo, upon request of a Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at PubCo’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms of this Investor Rights Agreement.

(c) Requests for Underwritten Shelf Takedowns. At any time and from time to time after the Shelf has been declared effective by the SEC, the Holders, may request to sell all or any portion of their Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that PubCo shall only be obligated to effect an Underwritten Shelf Takedown if such offering (i) shall include securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $25,000,000 (the “Minimum Takedown Threshold”) or (ii) shall be made with respect to all of the Registrable Securities of the Demanding Holder. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to PubCo, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown; provided that each Holder agrees that the fact that such a notice has been delivered shall constitute Confidential Information subject to Section 4.14. The Holders that requested such Underwritten Shelf Takedown (the “Demanding Holders”) holding a majority in interest of the Registrable Securities to be registered pursuant to such Underwritten Shelf Takedown shall have the right to select the Underwriters for such offering (which shall consist of one (1) or more reputable nationally or regionally recognized investment banks), and to agree to the pricing and other terms of such offering; provided that such selection shall be subject to the consent of PubCo, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary contained in this Investor Rights Agreement, in no event shall any Holder or any Transferee thereof request an Underwritten Shelf Takedown during the Lock-Up Period applicable to such Person. No Holder may request any Underwritten Shelf Takedown more than two (2) times in any twelve (12) month period, subject to the proviso in the first sentence of this Section 2.1(c).

(d) Reduction of Underwritten Shelf Takedowns. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advise PubCo, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other Equity Securities that PubCo desires to sell and all other shares of Common Stock or other Equity Securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggyback registration rights held by any other stockholders of PubCo, exceeds the maximum dollar amount or maximum number of Equity Securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such Underwritten Offering (such maximum dollar amount or maximum number of such Equity Securities, as applicable, the “Maximum Number of Securities”), then PubCo shall include in such Underwritten Offering, as follows: at all times (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of

Annex G-8

Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other Equity Securities of other Persons that PubCo is obligated to include in such Underwritten Offering pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

(e) Withdrawal. Any of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to PubCo and the Underwriter or Underwriters (if any) of such Demanding Holder’s intention to withdraw from such Underwritten Shelf Takedown, prior to the public announcement of the Underwritten Shelf Takedown by PubCo; provided that a Holder not so withdrawing may elect to have PubCo continue such Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied or if such Underwritten Shelf Takedown would be made with respect to all of the Registrable Securities of such Holder. Following the receipt of any Withdrawal Notice, PubCo shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown.Notwithstanding anything to the contrary contained in this Investor Rights Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown prior to delivery of a Withdrawal Notice under this Section 2.1(e).

(f) Long-Form Demands. Upon the expiration of the Lock-Up Period applicable to such Person, and during such times as no Shelf is effective, each Holder may demand that PubCo file a Registration Statement on Form S-1 for the purpose of conducting an Underwritten Offering of any or all of such Holder’s Registrable Securities. PubCo shall file such Registration Statement within 30 days of receipt of such demand and use its commercially reasonable efforts to cause the same to be declared effective within 60 days of filing. The provisions of Section 2.1(c), Section 2.1(d) and Section 2.1(e) shall apply to this Section 2.1(f) as if a demand under this Section 2.1(f) were an Underwritten Shelf Takedown; provided that in order to withdraw a demand under this Section 2.1(f), such withdrawal must be received by PubCo prior to PubCo having publicly filed a Registration Statement pursuant to this Section 2.1(f).

Section 2.2 Piggyback Registration.

(a) Piggyback Rights. If PubCo or any Holder proposes to conduct a registered offering of, or if PubCo proposes to file a Registration Statement under the Securities Act with respect to an offering of, Equity Securities of PubCo or securities or other obligations exercisable or exchangeable for or convertible into Equity Securities of PubCo, for its own account or for the account of stockholders of PubCo (or by PubCo and by the stockholders of PubCo, including an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan or SEC Rule 145 transaction, (ii) for an exchange offer or offering of securities solely to PubCo’s existing stockholders, (iii) for an offering of debt that is convertible into Equity Securities of PubCo or (iv) for a dividend reinvestment plan, then PubCo shall give written notice of such proposed offering to all Holders as soon as practicable but not less than four (4) calendar days before the anticipated filing date of such Registration Statement or, in the case of an underwritten offering pursuant to a Shelf Registration, the launch date of such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any and if known, in such offering, and (B) offer to all of the Holders the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within three (3) calendar day after receipt of such written notice (such registered offering, a “Piggyback Registration”); provided that each Holder agrees that the fact that such a notice has been delivered shall constitute Confidential Information subject to Section 4.14. PubCo shall cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2(a) to be included in a Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to abide by the terms of Section 2.6.

Annex G-9

(b) Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration (other than an Underwritten Shelf Takedown), in good faith, advises PubCo and the Holders participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other Equity Securities that PubCo desires to sell, taken together with (i) the shares of Common Stock or other Equity Securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders hereunder and (ii) the shares of Common Stock or other Equity Securities, if any, as to which registration has been requested pursuant to Section 2.2, exceeds the Maximum Number of Securities, then:

(i) if the Registration is initiated and undertaken for PubCo’s account, PubCo shall include in any such Registration (A) first, the shares of Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities, (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2(a) (pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Registration), which can be sold without exceeding the Maximum Number of Securities and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other Equity Securities, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other stockholders of PubCo, which can be sold without exceeding the Maximum Number of Securities; or

(ii) if the Registration is pursuant to a request by Persons other than the Holders, then PubCo shall include in any such Registration (A) first, the shares of Common Stock or other Equity Securities, if any, of such requesting Persons, other than the Holders, which can be sold without exceeding the Maximum Number of Securities, (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2(a) (pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Registration), which can be sold without exceeding the Maximum Number of Securities, (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other Equity Securities, if any, for the account of other Persons that PubCo is obligated to register pursuant to separate written contractual piggyback registration rights of such Persons, which can be sold without exceeding the Maximum Number of Securities.

Notwithstanding anything to the contrary in this Section 2.2(b), in the event a Demanding Holder has submitted notice for a bona fide Underwritten Shelf Takedown and all sales pursuant to such Underwritten Shelf Takedown pursuant to Section 2.1 have not been effected in accordance with the applicable plan of distribution or submitted a Withdrawal Notice prior to such time that PubCo has given written notice of a Piggyback Registration to all Holders pursuant to Section 2.2, then any reduction in the number of Registrable Securities to be offered in such offering shall be determined in accordance with Section 2.1(d), instead of this Section 2.2(b).

(c) Piggyback Registration Withdrawal. Any Holder shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of such Holder’s intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the SEC with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the SEC in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary set forth in this Investor Rights Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with a Piggyback Registration prior to its withdrawal under this Section 2.2(c).

Annex G-10

(d) Notwithstanding anything herein to the contrary, this Section 2.2 shall not apply (i) for any Holder or Party, prior to the expiration of the Lock-Up Period in respect of such Holder or Party or (ii) to any Shelf Take-Down irrespective of whether such Shelf Take-Down is an Underwritten Shelf Take-Down or not an Underwritten Shelf Take-Down.

Section 2.3 Restriction on Transfer. In connection with any Underwritten Offering of Equity Securities of PubCo, each Holder that participates in such Underwritten Offering agrees that it shall not Transfer any shares of Common Stock (other than those included in such offering pursuant to this Investor Rights Agreement), without the prior written consent of PubCo, during the period commencing seven (7) calendar days prior (to the extent notice of such Underwritten Offering has been provided) to such Underwritten Offering and ending upon the shorter of (a) the shortest number of days that a director of PubCo, “executive officer” (as defined under Section 16 of the Exchange Act) of PubCo or any stockholder of PubCo (other than a Holder or director or employee of, or consultant to, PubCo) who owns 10% or more of the outstanding shares of Common Stock contractually agrees with the Underwriters of such Underwritten Offering to not to sell any securities of PubCo following such Underwritten Offering and (b) the 90-day period beginning on the date of pricing of such offering, except in the event the Underwriter managing the offering otherwise agrees by written consent, and further agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case, on substantially the same terms and conditions as all such Holders).

Section 2.4 General Procedures. In connection with effecting any Registration and/or Shelf Takedown, subject to applicable Law and any regulations promulgated by any securities exchange on which PubCo’s Equity Securities are then listed, each as interpreted by PubCo with the advice of its counsel, PubCo shall use its commercially reasonable efforts (except as set forth in Section 2.4(d)) to effect such Registration and/or Shelf Takedown to permit the sale of the Registrable Securities included in such Registration and/or Shelf Takedown in accordance with the intended plan of distribution thereof, and pursuant thereto PubCo shall, as expeditiously as possible:

(a) prepare and file with the SEC as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

(b) prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder or as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

(c) prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, if any, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case, including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters or the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders, if any, may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

(d) prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” Laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Entities as may be necessary by virtue of the business and operations of PubCo and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

Annex G-11

(e) cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;

(f) provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

(g) advise each Holder of Registrable Securities covered by a Registration Statement, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(h) at least three (3) calendar days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus furnish a draft thereof to each Holder of Registrable Securities included in such Registration Statement, or its counsel, if any (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

(i) notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 2.7;

(j) permit Representatives of the Holders, the Underwriters, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, except to the extent such expenses constitute Registration Expenses, in the preparation of the Registration Statement, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such Representative, Underwriter, attorney, consultant or accountant in connection with such Registration; provided, however, that such Persons agree to confidentiality arrangements reasonably satisfactory to PubCo, prior to the release or disclosure of any such information;

(k) obtain a “cold comfort” letter, and a bring-down thereof, from PubCo’s independent registered public accountants in the event of an Underwritten Offering which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

(l) on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurances letter, dated as of such date, of counsel representing PubCo for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to the participating Holders;

(m) in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such Underwritten Offering;

(n) make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning within three months after the effective date of such Registration Statement, which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the SEC);

(o) if an Underwritten Offering involves Registrable Securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $35,000,000, use its commercially reasonable efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

(p) otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by, the Holders in connection with such Registration.

Annex G-12

Section 2.5 Registration Expenses. The Registration Expenses of all Registrations shall be borne by PubCo. It is acknowledged by the Holders that the Holders selling any Registrable Securities in an offering shall bear all incremental selling expenses relating to the sale of Registrable Securities (including all reasonable fees and expenses of any legal counsel representing such Holders (to the extent such counsel is not also representing PubCo, as determined in accordance with clause (f) of the definition of “Registration Expenses”)), such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs, in each case, pro rata based on the number of Registrable Securities that such Holders have sold in such Registration.

Section 2.6 Requirements for Participating in Underwritten Offerings. Notwithstanding anything to the contrary contained in this Investor Rights Agreement, if any Holder does not provide PubCo with its requested Holder Information, PubCo may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if PubCo determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering of Equity Securities of PubCo pursuant to a Registration under this Investor Rights Agreement unless such Person (a) agrees to sell such Person’s Registrable Securities on the basis provided in any underwriting and other arrangements approved by PubCo in the case of an Underwritten Offering initiated by PubCo, and approved by the Demanding Holders in the case of an Underwritten Offering initiated by the Demanding Holders and (b) completes and executes all customary questionnaires, powers of attorney, custody agreements, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. Subject to the minimum thresholds set forth in Section 2.1(c) and 2.4(o), the exclusion of a Holder’s Registrable Securities as a result of this Section 2.6 shall not affect the registration of the other Registrable Securities to be included in such Registration.

Section 2.7 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from PubCo that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (and PubCo hereby covenants to prepare and file such supplement or amendment as soon as practicable after giving such notice), or until it is advised in writing by PubCo that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require PubCo to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s reasonable control, PubCo may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than 90 days in any 12-month period, determined in good faith by PubCo to be necessary for such purpose. In the event PubCo exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to such Registration in connection with any sale or offer to sell Registrable Securities. PubCo shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 2.7.

Section 2.8 Reporting Obligations. As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the Effective Date pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the SEC pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished to the Holders pursuant to this Section 2.8.

Section 2.9 Other Obligations. In connection with a Transfer of Registrable Securities pursuant to SEC Rule 144 or through any broker-dealer transactions described in the plan of distribution set forth within the Prospectus and pursuant to the Registration Statement of which such Prospectus forms a part, PubCo shall, subject to applicable Law, as interpreted by PubCo with the advice of counsel, and the receipt of any customary documentation required from the applicable Holders in connection therewith, (a) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being Transferred and (b) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under clause (a). In addition, PubCo shall cooperate reasonably with, and take such customary actions as may reasonably

Annex G-13

be requested by the Holders in connection with, the aforementioned Transfers; provided, however, that PubCo shall have no obligation to participate in any “road shows” or assist with the preparation of any offering memoranda or related documentation with respect to any Transfer of Registrable Securities in any transaction that does not constitute an Underwritten Offering.

Section 2.10 Indemnification and Contribution.

(a) PubCo agrees to indemnify and hold harmless each Holder, its officers, managers, directors, employees, trustees, equityholders, beneficiaries, affiliates, agents and Representatives and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) (or actions in respect thereto) caused by, resulting from, arising out of or based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or similar document incident to any Registration, qualification, compliance or sale effected pursuant to this Article II or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any violation or alleged violation by PubCo of the Securities Act or any other similar federal or state securities Laws, and will reimburse, as incurred, each such Holder, its officers, managers, directors, trustees, equityholders, beneficiaries, affiliates, agents and Representatives and each Person who controls such Holder (within the meaning of the Securities Act) for any legal and any other expenses reasonably incurred in connection with investigating or defending any such loss, claim, damage, liability or expense; provided that PubCo will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense are caused by, arises out of or is based on any untrue statement or omission made in reliance and in conformity with written information furnished to PubCo by or on behalf of such Holder expressly for use therein. PubCo shall indemnify each Underwriter, its respective officers and directors and each Person who controls such Underwriter (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to the indemnification of each Holder.

(b) In connection with any Registration Statement or Prospectus in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by Law, such Holder shall indemnify and hold harmless PubCo, its officers, managers, directors, employees, trustees, equityholders, beneficiaries, affiliates, agents and Representatives and each Person who controls PubCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) (or actions in respect thereof) arising out of, resulting from or based on any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or similar document or any amendment thereof or supplement thereto, or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify each Underwriter, its officers, directors and each Person who controls such Underwriter (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to indemnification of PubCo.

(c) Any Person entitled to indemnification under this Section 2.10 shall (i) give prompt written notice, after such Person has actual knowledge thereof, to the indemnifying party of any claim or litigation with respect to which such Person seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party in the defense of any such claim or litigation) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party (not be unreasonably withheld, conditioned or delayed) and the indemnified party may participate in such defense at the indemnifying party’s expense if representation of such indemnified party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. An indemnifying party, in the defense of any such claim or litigation, without the consent of each indemnified party, may only consent to the entry of any judgment or enter into any settlement that (i) includes as a term thereof the giving by the claimant or plaintiff therein to such indemnified party of an unconditional release from all liability with respect to such claim or

Annex G-14

litigation and (ii) does not include any recovery (including any statement as to or an admission of fault, culpability or a failure to act by or on behalf of such indemnified party) other than monetary damages; provided that any sums payable in connection with such settlement are paid in full by the indemnifying party.

(d) The indemnification provided under this Investor Rights Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, manager, director, Representative or controlling Person of such indemnified party and shall survive the Transfer of securities.

(e) If the indemnification provided in this Section 2.10 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 2.10(e) shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a Party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 2.10(a), 2.10(b) and 2.10(c), any legal or other fees, charges or expenses reasonably incurred by such Party in connection with any investigation or proceeding. The Parties agree that it would not be just and equitable if contribution pursuant to this Section 2.1(e) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 2.1(e). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 2.1(e) from any Person who was not guilty of such fraudulent misrepresentation.

Section 2.11 Other Registration Rights. Other than the registration rights set forth in the Original RRA, in the PIPE Subscription Agreements and in the NextEra Subscription Agreement, PubCo represents and warrants that no Person, other than a Holder of Registrable Securities pursuant to this Investor Rights Agreement, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration Statement filed by PubCo for the sale of securities for its own account or for the account of any other Person. Further, each of PubCo, the Sponsor and the Sponsor Principals represents and warrants that this Investor Rights Agreement supersedes any other registration rights agreement or agreement (including the Original RRA), other than the PIPE Subscription Agreements and the NextEra Subscription Agreement.

Section 2.12 SEC Rule 144. With a view to making available to the Holders the benefits of SEC Rule 144, PubCo covenants that it will (a) make available at all times information necessary to comply with SEC Rule 144, if SEC Rule 144 is available with respect to resales of the Registrable Securities under the Securities Act and (b) take such further action as the Holders may reasonably request, all to the extent required from time to time to enable them to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by SEC Rule 144 promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rule may be amended from time to time. Upon the request of any Holder, PubCo will deliver to such Holder a written statement as to whether PubCo has complied with such information requirements, and, if not, the specific reasons for non-compliance.

Section 2.13 Term. This Article II shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 2.10 shall survive any such termination with respect to such Holder.

Section 2.14 Holder Information. Each Holder agrees, if requested in writing by PubCo, to represent to PubCo the total number of Registrable Securities held by such Holder in order for PubCo to make determinations under this Investor Rights Agreement, including for purposes of Section 2.12. Other than the Sellers and the Founder Holders, a Party who does not hold Registrable Securities as of the Closing Date and who acquires Registrable Securities after the Closing Date will not be a “Holder” until such Party gives PubCo a representation in writing of the number of Registrable Securities it holds.

Annex G-15

Section 2.15 Termination of Original RRA. Upon the Closing, PubCo, the Sponsor and the Sponsor Principals hereby agree that the Original RRA and all of the respective rights and obligations of the parties thereunder are hereby terminated in their entirety and shall be of no further force or effect.

Section 2.16 Distributions; Direct Ownership.

(a) In the event that, pursuant to and in accordance with Section 3.2, the Sponsor distributes all of its Registrable Securities to its equityholders, limited partners and members of its general partner (the “Sponsor Members”), the Sponsor Members shall be treated as the Sponsor under this Investor Rights Agreement; provided that the Sponsor Members, taken as a whole, shall not be entitled to rights in excess of those conferred on the Sponsor, as if the Sponsor remained a single entity party to this Investor Rights Agreement.

(b) In the event that a Seller distributes all of its Registrable Securities to its equityholders, such equityholders shall be treated as a Seller under this Investor Rights Agreement; provided that such equityholders, taken as a whole, shall not be entitled to rights in excess of those conferred on a Seller, as if such Seller remained a single party to this Investor Rights Agreement.

Section 2.17 Adjustments. If there are any changes in the shares of Common Stock as a result of stock split, stock dividend, combination or reclassification, or through merger, consolidation, recapitalization or other similar event, equitable adjustment shall be made in the provisions of this Investor Rights Agreement, as may be required, so that the rights, privileges, duties and obligations under this Investor Rights Agreement shall continue with respect to the shares of Common Stock as so changed.

ARTICLE III
LOCK-UP

Section 3.1 Lock-Up.

(a) Each Holder (other than the Sponsor Principals, except to the extent a Sponsor Principal is a transferee (including Permitted Transferee) of Lock-Up Shares from another Holder) severally, and not jointly, agrees with PubCo not to effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Shares Beneficially Owned or otherwise held by such Holder during the Lock-Up Period; provided that such prohibition shall not apply to Transfers (i) permitted pursuant to Section 3.2 or (ii) permitted pursuant to Article II (other than Section 2.9). The “Lock-Up Period” with respect to the Lock-Up Shares of each Holder (other than the Sponsor Principals) shall be the period commencing on the Closing Date and continuing until the date that is one hundred eighty (180) days after the Closing Date. “Lock-Up Shares” means the Equity Securities of PubCo and the Operating Company held by the Holders (other than the Sponsor Principals, except to the extent a Sponsor Principal is a transferee (including Permitted Transferee) of Lock-Up Shares from another Holder), directly or indirectly, as of the Closing Date; provided that in no event shall the Warrants (or any shares of Class A Common Stock issued upon exercise of any Warrant) be considered “Lock-Up Shares.”

(b) During the Lock-Up Period, any purported Transfer of Lock-Up Shares other than in accordance with this Investor Rights Agreement shall be null and void, and PubCo shall refuse to recognize any such Transfer for any purpose.

(c) The Holders acknowledge and agree that, notwithstanding anything to the contrary contained in this Investor Rights Agreement, the Equity Securities of PubCo and the Operating Company, in each case, Beneficially Owned by such Holder shall remain subject to any restrictions on Transfer under applicable securities Laws of any Governmental Entity, including all applicable holding periods under the Securities Act and other rules of the SEC.

Section 3.2 Permitted Transfers. Notwithstanding anything to the contrary contained in this Investor Rights Agreement, during the Lock-Up Period applicable to any Lock-Up Shares of a Holder, such Holder may Transfer, without the consent of PubCo, any of such Lock-Up Shares to (a) any of such Holder’s Permitted Transferees, upon written notice to PubCo or (b)(i) a charitable organization, upon written notice to PubCo, (ii) in the case of an individual, by virtue of Laws of descent and distribution upon death of the individual, (iii) in the case of an individual, pursuant to a qualified domestic relations order or (iv) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Business Combination; provided that in connection with any Transfer of such Lock-Up Shares pursuant to clause (b)(ii) or clause (b)(iii), (A) the

Annex G-16

restrictions and obligations contained in Section 3.1 and this Section 3.2 will continue to apply to such Lock-Up Shares after any Transfer of such Lock-Up Shares and (B) the Transferee of such Lock-Up Shares shall have no rights under this Investor Rights Agreement, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee in accordance with this Investor Rights Agreement. Any Transferee of Lock-Up Shares that is a Permitted Transferee of the Transferor shall be required, at the time of and as a condition to such Transfer, to become a party to this Investor Rights Agreement,by executing and delivering a joinder, substantially in the form attached to this Investor Rights Agreement as Exhibit A, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this Investor Rights Agreement. Notwithstanding anything to the contrary, and for the avoidance of doubt, the Sponsor shall be permitted to forfeit any portion of its Lock-Up Shares pursuant to the Sponsor Letter.

Section 3.3 Other Lock-Up Restrictions. Each of PubCo, the Sponsor and each Sponsor Principal hereby acknowledge and agree that this Article III supersedes Section 5 of the Sponsor Letter in all respects, and, upon execution of this Investor Rights Agreement by each of PubCo, the Sponsor and each Sponsor Principal, the Sponsor Letter shall be deemed amended to remove Section 5 of the Sponsor Letter.

ARTICLE IV
GENERAL PROVISIONS

Section 4.1 Assignment; Successors and Assigns; No Third Party Beneficiaries.

(a) Except as otherwise permitted pursuant to this Investor Rights Agreement, and other than assignments in connection with a distribution pursuant to Section 2.16, no Party may assign such Party’s rights and obligations under this Investor Rights Agreement, in whole or in part, without the prior written consent of Opal HoldCo, in the case of an assignment by a Founder Holder, or the Sponsor, in the case of an assignment by a Seller. Any such assignee may not again assign those rights, other than in accordance with this Article IV. Any attempted assignment of rights or obligations in violation of this Article IV shall be null and void.

(b) Notwithstanding anything to the contrary contained in this Investor Rights Agreement (other than the succeeding sentence of this Section 4.1(b)), (i) prior to the expiration of the Lock-Up Period with respect to any Lock-Up Shares of a Holder, such Holder may not Transfer such Holder’s rights or obligations under this Investor Rights Agreement in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, except in connection with a Transfer pursuant to Section 3.2, and (ii) after the expiration of the Lock-Up Period with respect to such Lock-Up Shares, such Holder may Transfer such Holder’s rights or obligations under this Investor Rights Agreement in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, to (A) any of such Holder’s Permitted Transferees or (B) any Person with the prior written consent of PubCo. Any Transferee of Registrable Securities (other than pursuant to an effective Registration Statement or an SEC Rule 144 transaction) pursuant to this Section 4.1(b) shall be required, at the time of and as a condition to such Transfer, to become a party to this Investor Rights Agreement by executing and delivering a joinder, substantially in the form attached to this Investor Rights Agreement as Exhibit A, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this Investor Rights Agreement. No Transfer of Registrable Securities by a Holder shall be registered on PubCo’s books and records, and such Transfer of Registrable Securities shall be null and void and not otherwise effective, unless any such Transfer is made in accordance with the terms and conditions of this Investor Rights Agreement, and PubCo is hereby authorized by all of the Holders to enter appropriate stop transfer notations on its transfer records to give effect to this Investor Rights Agreement.

(c) All of the terms and provisions of this Investor Rights Agreement shall be binding upon the Parties and their respective successors, assigns, heirs and representatives, but shall inure to the benefit of and be enforceable by the successors, assigns, heirs and representatives of any Party only to the extent that they are permitted successors, assigns, heirs and representatives pursuant to the terms of this Investor Rights Agreement.

(d) Nothing in this Investor Rights Agreement, express or implied, is intended to confer upon any Party, other than the Parties and their respective permitted successors, assigns, heirs and representatives, any rights or remedies under this Investor Rights Agreement or otherwise create any third party beneficiary hereto.

Section 4.2 Termination. Article II of this Investor Rights Agreement shall terminate as set forth in Section 2.13. The remainder of this Investor Rights Agreement shall terminate automatically (without any action by any Party) as to each Holder when such Holder ceases to Beneficially Own any Registrable Securities; provided that the provisions of Section 2.10 shall survive any such termination with respect to such Holder.

Annex G-17

Section 4.3 Severability. If any provision of this Investor Rights Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this Investor Rights Agreement, to the extent permitted by Law shall remain in full force and effect.

Section 4.4 Entire Agreement; Amendments; No Waiver.

(a) This Investor Rights Agreement, together with Exhibits to this Investor Rights Agreement, the BCA, the OpCo LLC Agreement, all other Ancillary Documents, constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way and there are no warranties, representations or other agreements among the Parties in connection with such subject matter except as set forth in this Investor Rights Agreement and therein.

(b) No provision of this Investor Rights Agreement may be amended or modified in whole or in part at any time without the express written consent of (i) PubCo, (ii) for so long as the Sellers and their Permitted Transferees collectively Beneficially Own fifteenpercent(15%) or more of the voting power of the stock of PubCo held by the Sellers immediately after the Closing, Opal HoldCo, (iii) for so long as the Sponsor and its Permitted Transferees collectively Beneficially Own Class A Common Stock representing fifty percent (50%) or more of the Class A Common Stock held by the Sponsor immediately after the Closing, the Sponsor, and (iv) in any event at least the Holders holding in the aggregate more than fifty percent (50%) of the Registrable Securities Beneficially Owned by the Holders; provided that any such amendment or modification that would be materially adverse in any respect to any Holder shall require the prior written consent of such Holder; provided, further that a provision that has terminated with respect to a Party shall not require any consent of such Party (and such Party’s Class A Common Stock shall not be considered in computing any percentages) with respect to amending or modifying such provision.

(c) No waiver of any provision or default under, nor consent to any exception to, the terms of this Investor Rights Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided; provided that, notwithstanding the foregoing, no waiver of any provision or default under, nor consent to any exception to, the terms and provisions of Article III shall be effective unless in writing and signed by each of (i) PubCo, (ii) for so long as the Sellers and their Permitted Transferees collectively Beneficially Own fifteenpercent(15%) or more of the voting power of the stock of PubCo held by the Sellers immediately after the Closing, Opal HoldCo, (iii) for so long as the Sponsor and its Permitted Transferees collectively Beneficially Own Class A Common Stock representing fifty percent (50%) or more of the Class A Common Stock held by the Sponsor immediately after the Closing, the Sponsor and (iv) at least the Holders holding, in the aggregate, more than fifty percent (50%) of the Registrable Securities Beneficially Owned by the Holders.

(d) Notwithstanding the foregoing provisions of this Section 4.4, other than with respect to amendments, modifications, waivers or consents relating to Article III, no amendment, modification, waiver or consent shall be required by (i) the Sponsor or its Permitted Transferees, with respect to any provision that has, in accordance with Section 4.2, terminated as to the Founder Holders or (ii) any Seller or its Permitted Transferees, with respect to any provision that has, in accordance with Section 4.2, terminated as to such Seller or all of the Sellers.

Section 4.5 Counterparts; Electronic Delivery. This Investor Rights Agreement and any other agreements, certificates, instruments and documents delivered pursuant to this Investor Rights Agreement may be executed and delivered in one or more counterparts and by email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.

Section 4.6 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent

Annex G-18

to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)     if to PubCo, to:

Opal Fuels Inc.
[•]
[•]
Attn:     [•]
E-mail: [•]

with copies (which shall not constitute notice) to:

c/o Fortistar
One North Lexington Avenue, 14th Floor
White Plains, NY 10601
Attn.:    General Counsel
Email:  noticeofficer@fortistar.com
             noticeofficer@opalfuels.com

and

Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, New York 10112
Attn:     Andrew M. Felner
             John H. Booher
E-mail: afelner@sheppardmullin.com
             jbooher@sheppardmullin.com

(b)    if to any Seller, to:

[•]
[•]
[•]
Attn:     [•]
E-mail: [•]

with copies (which shall not constitute notice) to:

c/o Fortistar
One North Lexington Avenue, 14th Floor
White Plains, NY 10601
Attn.:    General Counsel
Email:  noticeofficer@fortistar.com
             noticeofficer@opalfuels.com

and

Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, New York 10112
Attn:     Andrew M. Felner
             John H. Booher
E-mail: afelner@sheppardmullin.com
             jbooher@sheppardmullin.com

Annex G-19

(c)     if to any Founder Holder, to:

ArcLight CTC Holdings II, L.P.
200 Clarendon Street, 55th Floor
Boston, MA 02116
Attn:     General Counsel
E-mail: christine.miller@arclightclean.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attn:     Doug Bacon, P.C.
             Julian Seiguer, P.C.
             Jennifer R. Gasser
E-mail: douglas.bacon@kirkland.com
             julian.seiguer@kirkland.com
             jennifer.gasser@kirkland.com

or to such other address as the party to whom notice is given may have furnished following the date of this Investor Rights Agreement and prior to such notice to the others in writing in the manner set forth above.

Section 4.7 Governing Law. This Investor Rights Agreement and the consummation of the transactions contemplated by this Investor Rights Agreement, and any action, suit, dispute, controversy or claim arising out of this Investor Rights Agreement and the consummation of the transactions contemplated by this Investor Rights Agreement, or the validity, interpretation, breach or termination of this Investor Rights Agreement and the consummation of the transactions contemplated by this Investor Rights Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 4.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS INVESTOR RIGHTS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS INVESTOR RIGHTS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS INVESTOR RIGHTS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS INVESTOR RIGHTS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 4.8.

Section 4.9 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware and, in each case, the appellate court(s) therefrom), for the purposes of any Proceeding, claim, demand, action or cause of

Annex G-20

action (a) arising under this Investor Rights Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Investor Rights Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Investor Rights Agreement or any of the transactions contemplated hereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 4.9 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (1) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (2) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (3) this Investor Rights Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 4.6 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 4.10 Specific Performance. Each Party hereby agrees and acknowledges that it will be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this Investor Rights Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at Law. Any such Party shall, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at Law or in equity) to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any Proceeding should be brought in equity to enforce any of the provisions of this Investor Rights Agreement, none of the Parties shall raise the defense that there is an adequate remedy at Law.

Section 4.11 Subsequent Acquisition of Shares. Any Equity Securities of PubCo or Operating Company acquired subsequent to the Effective Date by a Holder shall be subject to the terms and conditions of this Investor Rights Agreement and such Equity Securities shall be considered to be “Registrable Securities.”

Section 4.12 Legends. Each of the Holders acknowledges that (a) no Transfer, hypothecation or assignment of any Registrable Securities Beneficially Owned by such Holder may be made except in compliance with applicable federal and state securities Laws and (b) PubCo shall (i) place customary restrictive legends on the certificates or book entries representing the Registrable Securities subject to this Investor Rights Agreement and (ii) remove such restrictive legends at the time the applicable Transfer and other restrictions contemplated thereby are no longer applicable to the Registrable Securities represented by such certificates or book entries.

Section 4.13 No Third Party Liabilities. This Investor Rights Agreement may only be enforced against the named parties hereto. All claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to any of this Investor Rights Agreement, or the negotiation, execution or performance of this Investor Rights Agreement (including any representation or warranty made in or in connection with this Investor Rights Agreement or as an inducement to enter into this Investor Rights Agreement), may be made only against the Persons that are expressly identified as parties hereto, as applicable, and no past, present or future direct or indirect director, officer, employee, incorporator, member, partner, stockholder, Affiliate, portfolio company in which any such Party or any of its investment fund Affiliates have made a debt or equity investment (and vice versa), agent, attorney or representative of any Party (including any Person negotiating or executing this Investor Rights Agreement on behalf of a Party), unless a Party to this Investor Rights Agreement, shall have any liability or obligation with respect to this Investor Rights Agreement or with respect any claim or cause of action (whether in contract or tort) that may arise out of or relate to this Investor Rights Agreement, or the negotiation, execution or performance of this Investor Rights Agreement (including a representation or warranty made in or in connection with this Investor Rights Agreement or as an inducement to enter into this Investor Rights Agreement).

Section 4.14 Confidential Information. Each of the Parties recognizes that it, or its Affiliates and Representatives, has acquired or will acquire Confidential Information the use or disclosure of which could cause PubCo substantial loss and damages that could not be readily calculated and for which no remedy at Law would

Annex G-21

be adequate. Accordingly, each of the Parties covenants and agrees with PubCo that it will not (and will cause its respective controlled Affiliates and Representatives not to) at any time, except with the prior written consent of PubCo, directly or indirectly, disclose any Confidential Information known to it to any third party, unless (a) such information becomes known to the public through no fault of such Party, (b) disclosure is required by applicable Law or court of competent jurisdiction or requested by a Governmental Entity; provided that such Party promptly notifies PubCo of such requirement or request and takes commercially reasonable steps, at the sole cost and expense of PubCo, to minimize the extent of any such required disclosure, (c) such information was available or becomes available to such Party before, on or after the Effective Date, without restriction, from a source (other than PubCo) without any breach of duty to PubCo or (d) such information was independently developed by such Party or its Representatives without the use of Confidential Information. Notwithstanding the foregoing, nothing in this Investor Rights Agreement shall prohibit any Party from disclosing Confidential Information to any Affiliate, Representative, limited partner, member or shareholder of such Party; provided that such Person shall be bound by an obligation of confidentiality with respect to such Confidential Information and such Party shall be responsible for any breach of this Section 4.12 by any such Person. No Confidential Information shall be deemed to be provided to any Person, including any Affiliate of any Party, unless such Confidential Information is actually provided to such Person.

Section 4.15 Indemnification.

(a) In connection with any Registration Statement in which a Holder of Registrable Securities is participating, PubCo agrees to indemnify, to the extent permitted by law, each such Holder of Registrable Securities, its officers, directors, employees, advisors, agents, Representatives, members and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such Persons’ rights under this Section 4.15) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to PubCo by such Holder expressly for use therein. PubCo shall indemnify the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder. Notwithstanding the foregoing, the indemnity agreement contained in this Section 4.15(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of PubCo, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall, indemnify PubCo, its directors and officers and agents and each Person who controls PubCo (within the meaning of the Securities Act) and any other Holders of Registrable Securities participating in the Registration, against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of PubCo.

(c) Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party’s ability to defend such action) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist

Annex G-22

with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. PubCo and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event PubCo’s or such Holder’s indemnification is unavailable for any reason.

(e) If the indemnification provided under this Section 4.15 from the indemnifying party is held by a court of competent jurisdiction to be unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.15(e) shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability except in the case of fraud or willful misconduct by such Holder. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 4.15(a), Section 4.15(b) and Section 4.15(c), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Parties agree that it would not be just and equitable if contribution pursuant to this Section 4.15(e) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.15(e). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.15(e) from any Person who was not guilty of such fraudulent misrepresentation.

[Signature Pages Follow]

Annex G-23

IN WITNESS WHEREOF, each of the Parties has duly executed this Investor Rights Agreement as of the Effective Date.

PUBCO:
OPAL FUELS INC.
By:
Name:
Title:
SPONSOR:
ARCLIGHT CTC HOLDINGS II, L.P.
By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

Annex G-24

SELLERS:
ARCC BEACON LLC
By:
Name:
Title:
OPAL HOLDCO LLC
By:
Name:
Title:
HILLMAN RNG INVESTMENTS, LLC
By:
Name:
Title:

[Signature Page to Investor Rights Agreement]

Annex G-25

SPONSOR PRINCIPALS:
Solely for purposes of Article I, Section 2.11, Section 2.15, Section 2.16(a), Section 3.3 and Article IV:

Arno Harris

Ja-Chin Audrey Lee

Brian Goncher

Steven Berkenfeld

[Signature Page to Investor Rights Agreement]

Annex G-26

Exhibit A

Form of Joinder

This Joinder (this “Joinder”) to the Investor Rights Agreement, made as of             , is by and between              (“Transferor”) and              (“Transferee”).

WHEREAS, as of the date hereof, Transferee is acquiring Registrable Securities (the “Acquired Interests”) from Transferor;

WHEREAS, Transferor is a party to that certain Investor Rights Agreement, dated as of [•], 2022, by and among Opal Fuels Inc. (“PubCo”) and the other persons party thereto (the “Investor Rights Agreement”); and

WHEREAS, Transferee is required, at the time of and as a condition to the Transfer of the Acquired Interests, to become a party to the Investor Rights Agreement by executing and delivering this Joinder, whereupon Transferee will be treated as a Party (with the same rights and obligations as Transferor) for all purposes of the Investor Rights Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.1 Definitions. To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the Investor Rights Agreement.

Section 1.2 Acquisition. Transferor hereby Transfers to Transferee all of the Acquired Interests.

Section 1.3 Joinder. Transferee hereby acknowledges and agrees that (a) Transferee has received and read the Investor Rights Agreement, (b) Transferee is acquiring the Acquired Interests in accordance with and subject to the terms and conditions of the Investor Rights Agreement and (c) Transferee will be treated as a Party (with the same rights and obligations as Transferor) for all purposes of the Investor Rights Agreement.

Section 1.4 Notice. Any notice, demand or other communication under the Investor Rights Agreement shall be given to Transferee at the address set forth on the signature page hereto in accordance with Section 4.6 of the Investor Rights Agreement.

Section 1.5 Governing Law. This Joinder shall be governed by and construed in accordance with the Law of the State of Delaware.

Section 1.6 Counterparts; Electronic Delivery. This Joinder may be executed and delivered in one or more counterparts, by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Joinder or any document to be signed in connection with this Joinder shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

[Signature Pages Follow]

Annex G-27

IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by the parties as of the date first above written.

[TRANSFEROR]

By:
Name:
Title:

[TRANSFEREE]

By:
Name:
Title:

Address for notices:

Annex G-28

Annex H

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
OPAL FUELS LLC1

a Delaware limited liability company

Dated as of [•], 2022

THE LIMITED LIABILITY COMPANY UNITS OF OPAL FUELS LLC HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR ANY OTHER APPLICABLE SECURITIES LAWS AND ARE BEING SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH UNITS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT; AND (III) ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BETWEEN THE COMPANY AND THE APPLICABLE MEMBER. THE UNITS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT, AND ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BY THE COMPANY AND THE APPLICABLE MEMBER. THEREFORE, PURCHASERS AND OTHER TRANSFEREES OF SUCH UNITS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT OR ACQUISITION FOR AN INDEFINITE PERIOD OF TIME.

____________

1         ACT and the Company acknowledge advice provided by the Company’s accountants to the effect that a board-managed structure may be advantageous. The parties agree to evaluate any further advice on this topic from the Company’s accountants, and, if recommended by the parties’ advisors on the basis of a material benefit to the post-closing company, pursue and make good faith efforts to implement a shift from a member-managed to manager-managed structure.

Annex H-1

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
OPAL FUELS LLC

THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Opal Fuels LLC (the “Company”), is made as of [•], 2022 (the “Effective Date”) by and among the Members set forth on Exhibit A hereto and each other person who is or at any time becomes a Member in accordance with the terms of this Agreement and the Act (as defined below).

RECITALS

WHEREAS, the Company was formed as a limited liability company pursuant to the Act upon the filing of the Certificate (as defined below) in the office of the Secretary of State of the State of Delaware on December 30, 2020 under the name ACCELER8 Holdings LLC;

WHEREAS, the Company entered into a Limited Liability Company Agreement dated as of December 30, 2020 (the “Original Agreement”) with certain of the Members;

WHEREAS, the Original Agreement was amended and restated in its entirety by that certain Amended and Restated Limited Liability Company Agreement of Opal Fuels LLC, effective as of November 29, 2021 (the “Existing Agreement”).

WHEREAS, the Members have agreed to amend and restate the Existing Agreement in its entirety as set forth herein;

WHEREAS, concurrently with the effectiveness of this Agreement, in accordance with the Business Combination Agreement, dated as of December 2, 2021 (the “Business Combination Agreement”), by and among ArcLight Clean Transition Corp. II (which pursuant to the transactions contemplated under the Business Combination Agreement, will have changed its name to Opal Fuels Inc., the “Managing Member”), the Company, and Opal HoldCo LLC, the Managing Member has acquired equity interests of the Company, in exchange for the consideration described in the Business Combination Agreement, and the Managing Member has become the sole managing member of the Company (the “Business Combination”);

WHEREAS, pursuant to the Business Combination, (i) the Class A Interests outstanding prior to the effectiveness of this Agreement were cancelled and certain of the holders thereof received the number of Class B Units set forth opposite such Member’s name on Exhibit A hereto in accordance with Section 2.5 of the Business Combination Agreement, and (ii) the Managing Member received the number of Class A Units set forth opposite the Managing Member’s name on Exhibit A hereto in accordance with Section 2.5 of the Business Combination Agreement; and

WHEREAS, pursuant to the Business Combination Agreement, (i) the Members have agreed to amend and restate the Existing Agreement in its entirety as set forth herein and (ii) the Managing Member, by its execution and delivery of this Agreement, is hereby admitted to the Company as a Member and shall have the rights and obligations of the Managing Member as provided in this Agreement.

Annex H-2

AGREEMENT

NOW, THEREFORE, in consideration of the premises and agreements of the parties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Managing Member hereby agree to amend and restate the Existing Agreement to read in its entirety as follows:

ARTICLE I
DEFINITIONS

1.01            Definitions. Capitalized terms used herein without definition have the following meanings (such meanings being equally applicable to both the singular and plural form of the terms defined):

“Act” means, the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101, et seq., as it may be amended from time to time.

“Adjusted Capital Account Balance” means, with respect to each Member, the balance in such Member’s Capital Account adjusted (i) by taking into account the adjustments, allocations and distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6); and (ii) by adding to such balance such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5), and any amounts such Member is obligated to restore pursuant to any provision of this Agreement or by applicable Law. The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” means, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Assignee” has the meaning set forth in Section 8.05.

“Assumed Tax Rate” means the highest effective marginal combined U.S. federal, state and local income tax rate (including, without limitation, the tax imposed under Section 1411 of the Code on net investment income) for a Fiscal Year prescribed for an individual or corporate resident in California or New York, New York (whichever results in the application of the highest state and local tax rate for a given type of income), and taking into account (a) the limitations imposed on the deductibility of expenses and other items, (b) the character (e.g., long-term or short-term capital gain or ordinary or exempt income) of the applicable income, and (c) the deductibility of state and local income taxes, to the extent applicable, but not taking into account any deduction under Section 199A of the Code or any similar state or local law), as determined in good faith by the Managing Member. For the avoidance of doubt, the Assumed Tax Rate shall be the same for all Members.

“Appraiser FMV” means the fair market value of a share of Class A Common Stock as determined by an independent appraiser mutually agreed upon by the Managing Member and the relevant Exchanging Member, whose determination shall be final and binding for those purposes for which Appraiser FMV is used in this Agreement. Appraiser FMV shall be the fair market value determined without regard to any discounts for minority interest, illiquidity or other discounts. The cost of any independent appraisal in connection with the determination of Appraiser FMV in accordance with this Agreement shall be borne by the Company.

“Available Cash” means, as of a particular date, the amount of cash on hand which the Managing Member, in its reasonable discretion, deems available for distribution to the Members, taking into account all debts, liabilities and obligations of the Company then due and amounts that the Managing Member, in its reasonable discretion, deems necessary to expend or retain for working capital or to place into reserves for customary and usual claims with respect to the Company’s operations.

“Board” means the Board of Directors of the Managing Member.

“Business Combination” has the meaning set forth in the recitals of this Agreement.

Annex H-3

“Business Combination Agreement” has the meaning set forth in the recitals of this Agreement.

“Business Day” has the meaning set forth in the Business Combination Agreement

“Capital Account” means the separate capital account maintained for each Member in accordance with Section 5.03 hereof.

“Capital Contribution’’ means, with respect to any Member, the aggregate amount of money contributed to the Company and the initial Carrying Value of any property (other than money), net of any liabilities assumed by the Company upon contribution or to which such property is subject, contributed to the Company pursuant to Article V.

“Carrying Value” means, with respect to any Company asset, the asset’s adjusted basis for U.S. federal income tax purposes, except that the initial carrying value of assets contributed to the Company shall be their respective gross fair market values on the date of contribution as determined by the Managing Member in its reasonable discretion, and the Carrying Values of all Company assets shall be adjusted to equal their respective fair market values, in accordance with the rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), except as otherwise provided herein, as of: (a) the date of the acquisition of any additional limited liability company interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution or the issuance by the Company of a noncompensatory option (other than an option for a de minimis interest in the Company); (b) the date of the distribution of more than a de minimis amount of Company assets to a Member as consideration for an interest in the Company; (c) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); (d) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing member acting in a partner capacity, or by a new Member acting in a partner capacity in anticipation of being a Member, (e) the acquisition of an interest in the Company upon the exercise of a noncompensatory option in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s); (f) the deemed Conversion (as defined below) of any Earnout Units (as defined below) into Class B Units in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s); (g) on the Effective Date in connection with the closing of the transactions contemplated by the Business Combination Agreement; and (h) any other date specified in the Treasury Regulations; provided, however, that adjustments pursuant to clauses (a), (b), and (d) above shall be made only if such adjustments are deemed necessary or appropriate by the Managing Member in its reasonable discretion to reflect the relative economic interests of the Members; and provided further, if any noncompensatory option is outstanding, Carrying Values shall be adjusted in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2). If any Earnout Units are outstanding upon the occurrence of an event described in this paragraph (a) through (h) (other than, if applicable, the Earnout Units undergoing a Conversion that gives rise to the occurrence of such event), the Company shall adjust the Carrying Values of its properties in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(h)(2), as though such Earnout Units were noncompensatory options. The Carrying Value of any Company asset distributed to any Member shall be adjusted immediately before such distribution to equal its fair market value. In the case of any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of depreciation calculated for purposes of the definition of “Profits” and “Losses” rather than the amount of depreciation determined for U.S. federal income tax purposes, and depreciation shall be calculated by reference to Carrying Value rather than tax basis once Carrying Value differs from tax basis. The Carrying Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Carrying Values shall not be adjusted pursuant to this sentence to the extent that the Managing Member reasonably determines that an adjustment pursuant to the first sentence of this definition is necessary or appropriate in connection with the transaction that would otherwise result in an adjustment pursuant to this sentence.

“Cash Exchange Class A 5-Day VWAP” means the arithmetic average of the VWAP for each of the five consecutive Trading Days ending on the Trading Day immediately prior to the Exchange Notice Date (in the case of an Unrestricted Exchange) or the Exchange Date (in the case of any other Exchange).

“Cash Exchange Notice” has the meaning set forth in Section 11.01(c).

Annex H-4

“Cash Exchange Payment” means with respect to a particular Exchange for which the Managing Member has elected to make a Cash Exchange Payment in accordance with Section 11.01(c):

(a) if the shares of Class A Common Stock trade on a National Securities Exchange or automated or electronic quotation system, an amount of cash equal to the product of: (x) the number of shares of Class A Common Stock that would have been received by the Exchanging Member in the Exchange for that portion of the Exchanged Units subject to the Exchange set forth in the Cash Exchange Notice if the Company or the Managing Member, as applicable, had paid the Stock Exchange Payment with respect to such number of Exchanged Units, and (y) the Cash Exchange Class A 5-Day VWAP; or

(b) if shares of Class A Common Stock are not then traded on a National Securities Exchange or automated or electronic quotation system, as applicable, an amount of cash equal to the product of (x) the number of shares of Class A Common Stock that would have been received by the Exchanging Member in the Exchange for that portion of the Exchanged Units subject to the Exchange set forth in the Cash Exchange Notice if the Company or the Managing Member, as applicable, had paid the Stock Exchange Payment with respect to such number of Exchanged Units, and (y) the Appraiser FMV of one (1) share of Class A Common Stock that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller.

“Certificate” means the Certificate of Formation of the Company as filed in the office of the Secretary of State of the State of Delaware on December 30, 2020.

“Change of Control” has the meaning set forth in the Tax Receivable Agreement; provided that, for the avoidance of doubt, any event that constitutes both a Corporation Offer and a Change of Control of the Managing Member shall be considered a Corporation Offer for purposes of Article XI hereof.

“Class” means the classes or series of Units into which the limited liability company interests in the Company may be classified or divided from time to time by the Managing Member pursuant to the provisions of this Agreement. As of the date of this Agreement the only authorized Classes are the Series A Preferred Units, the Series A-1 Preferred Units, Class A Units and Class B Units. For all purposes hereunder and under the Act, only such Classes expressly established under this Agreement, including by the Managing Member in accordance with this Agreement, shall be deemed to be a class of limited liability company interests in the Company. For the avoidance of doubt, to the extent that the Managing Member holds limited liability company interests of any Class, the Managing Member shall not be deemed to hold a separate Class of such interests from any other Member because it is the Managing Member.

“Class A Common Stock” means the Class A common stock of the Managing Member, par value $0.0001 per share.

“Class A Percentage Interest” means, with respect to any Member, the quotient obtained by dividing the aggregate number of Class A Units then owned by such Member by the aggregate number of Class A Units then owned by all Members.

“Class A/B Percentage Interest” means, with respect to any Member, the quotient obtained by dividing the aggregate number of Class A Units and Class B Units then owned by such Member by the aggregate number of Class A Units and Class B Units then owned by all Members.

“Class A Units” means the Units of limited liability company interest in the Company designated as the “Class A Units” herein and having the rights pertaining thereto as are set forth in this Agreement.

“Class A Unit Capital Account Amount” means, from time to time, the Capital Account a Member would have if such Member held a single Class A Unit.

“Class B Common Stock” means the Class B common stock of the Managing Member, par value $0.0001 per share.

Annex H-5

“Class B Percentage Interest” means, with respect to any Member, the quotient obtained by dividing the aggregate number of Class B Units then owned by such Member by the aggregate number of Class B Units then owned by all Members.

“Class B Units” means the Units of limited liability company interest in the Company designated as the “Class B Units” herein and having the rights pertaining thereto as are set forth in this Agreement.

“Class C Common Stock” means the Class C common stock of the Managing Member, par value $0.0001 per share.

“Class D Common Stock” means the Class D common stock of the Managing Member, par value $0.0001 per share.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company” has the meaning set forth in the preamble of this Agreement.

“Company Minimum Gain” has the meaning ascribed to the term “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“Contingencies” has the meaning set forth in Section 9.03a).

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Corporation Offer” has the meaning set forth in Section 11.07.

“Covered Transaction” means any liquidation, dissolution or winding up of the Company (whether occurring through one transaction or a series of related transactions, and whether voluntary or involuntary) and any other sale, redemption or Transfer of Units.

“Designated Individual” has the meaning set forth in Section 5.08.

“Direct Exchange” has the meaning set forth in Section 11.06.

“Direct Exchange Election Notice” has the meaning set forth in Section 11.06.

“Disabling Event” means the Managing Member ceasing to be the Managing Member of the Company.

“Effective Date” has the meaning set forth in the preamble of this Agreement.

“Encumbrance” means any mortgage, hypothecation, claim, lien, encumbrance, conditional sales or other title retention agreement, right of first refusal, preemptive right, pledge, option, charge, security interest or other similar interest, easement, judgment or imperfection of title of any nature whatsoever.

“Equity Interests” means (a) capital stock, membership interests, partnership interests, other equity interests, rights to profits or revenue and any other similar interest in any corporation, partnership, limited liability company or other business entity, (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing, whether at the time of issuance or upon the passage of time or the occurrence of some future event and (c) any warrant, option or other right (contingent or otherwise) to acquire any of the foregoing.

“ERISA” means The Employee Retirement Income Security Act of 1974, as amended.

“Exchange” has the meaning set forth in Section 11.01(a).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
Annex H-6

“Exchange Blackout Period” means (a) any “black out” or similar period under the Managing Member’s policies covering trading in the Managing Member’s securities to which the applicable Exchanging Member is subject (or will be subject at such time as it owns shares of Class A Common Stock or Class C Common Stock), which period restricts the ability of such Exchanging Member to immediately resell shares of Class A Common Stock or Class C Common Stock to be delivered to such Exchanging Member in connection with a Stock Exchange Payment and (b) the period of time commencing on (A) the date of the declaration of a dividend by the Managing Member and ending on the first day following (B) the record date determined by the Managing Member with respect to such dividend declared pursuant to clause (A), which period of time shall be no longer than ten Business Days; provided that in no event shall an Exchange Blackout Period with respect to clause (b) of this definition occur more than four times per calendar year.

“Exchange Date” means, in the case of any Unrestricted Exchange, the date that is five Business Days after the date the Exchange Notice is given pursuant to Section 11.01(b), unless the Exchanging Member submits a written request to extend such date and the Managing Member in its sole discretion agrees in writing to such extension, and in any other case, the Quarterly Exchange Date; provided that if the Exchange Date for any Exchange with respect to which the Managing Member elects to make a Stock Exchange Payment would otherwise fall within any Exchange Blackout Period, then the Exchange Date shall occur on the next Business Day following the end of such Exchange Blackout Period.

“Exchange Notice” has the meaning set forth in Section 11.01(b).

“Exchange Notice Date” means, with respect to an Exchange, the date the applicable Exchange Notice is delivered in accordance with Section 11.01(b).

“Exchange Rate” means, at any time, the number of shares of Class A Common Stock or Class C Common Stock for which an Exchanged Unit is entitled to be exchanged at such time in accordance with Article XI. On Effective Date, the Exchange Rate shall be one-for-one, subject to adjustment pursuant to Section 11.04.

“Exchanged Units” means any Class B Units to be Exchanged for the Cash Exchange Payment or Stock Exchange Payment, as applicable, on the applicable Exchange Date.

“Exchanging Member” means, with respect to any Exchange, the Holder exchanging Units pursuant to Section 11.01(a) of this Agreement.

“Existing Agreement” has the meaning set forth in the recitals of this Agreement.

“Family Group” means, with respect to a Person who is an individual, (a) such Person’s spouse and direct descendants (whether natural or adopted) (collectively, for purposes of this definition, “relatives”), and (b) any trust, the trustee of which is such Person and which at all times is and remains solely for the benefit of such Person and/or such Person’s relatives.

“Fiscal Year” means, unless otherwise determined by the Managing Member in its sole discretion in accordance with Section 12.12, any twelve-month period commencing on January 1 and ending on December 31.

“GAAP” means accounting principles generally accepted in the United States of America as in effect from time to time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Amount” has the meaning set forth in Section 4.01b)ii).

“Indemnitee” means (a) the Managing Member, (b) any additional or substitute Managing Member, (c) any Person who is or was a Partnership Representative, officer or director of the Managing Member or any additional or substitute Managing Member, (d) any Person that is required to be indemnified by the Managing Member as an “indemnitee” in accordance with the certificate of incorporation and/or bylaws of the Managing Member as in effect from time to time, (e) any officer or director of the Managing Member or any additional or substitute Managing Member who is or was serving at the request of the Managing Member or any additional or substitute Managing Member as an officer, director, employee, member, Member, Partnership Representative, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Officer, (g) any other Person the Managing Member in its sole

Annex H-7

discretion designates as an “Indemnitee” for purposes of this Agreement, (h) any former officer, director or manager of the Company pursuant to Section 5.15 of the Business Combination Agreement and (i) any heir, executor or administrator with respect to Persons named in clauses (a) through (h).

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order issued or promulgated by any national, supranational, state, federal, provincial, local or municipal government or any administrative or regulatory body with authority therefrom with jurisdiction over the Company or any Member, as the case may be.

“Liquidation Agent” has the meaning set forth in Section 9.03.

“Managing Member” means Opal Fuels Inc., a corporation incorporated under the laws of the State of Delaware, or any successor Managing Member admitted to the Company in accordance with the terms of this Agreement, in its capacity as the managing member of the Company.

“Managing Member Charter” means the certificate of incorporation (or equivalent organizational document) as filed with the secretary of state (or equivalent governmental body or department) of the state in which the Managing Member is incorporated or formed, as applicable, as in effect and amended from time to time.

“Member” means, at any time, each person listed on Exhibit A hereto, in each case for so long as he, she or it remains a Member of the Company as provided hereunder.

“Member Nonrecourse Debt Minimum Gain” means an amount with respect to each partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) equal to the Company Minimum Gain that would result if such partner nonrecourse debt were treated as a nonrecourse liability (as defined in Treasury Regulations Section 1.704-2(b)(3)) determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

“Member Nonrecourse Deductions” has the meaning ascribed to the term “partner nonrecourse deductions” set forth in Treasury Regulations Section 1.704-2(i)(2).

“Member’s Required Tax Distribution” has the meaning set forth in Section 4.01(b)(i).

“National Securities Exchange” means a securities exchange that has registered with the SEC under Section 6 of the Exchange Act.

“NASDAQ” means any of The Nasdaq Global Select Market, The Nasdaq Global Market and The Nasdaq Capital Market.

“Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions of the Company for a Fiscal Year equals the net increase, if any, in the amount of Company Minimum Gain of the Company during that fiscal year, determined according to the provisions of Treasury Regulations Section 1.704-2(c).

“Officer” means each Person designated as an officer of the Company by the Managing Member pursuant to and in accordance with the provisions of Section 3.04, subject to any resolutions of the Managing Member appointing such Person as an officer of the Company or relating to such appointment.

“Original Agreement” has the meaning set forth in the recitals of this Agreement.

“Original Members” means the Members of the Company as of immediately prior to the Effective Time (as defined in the Business Combination Agreement) of the Business Combination.

“Original Member Representative” means Opal Holdco LLC or such other Person as may be appointed from time to time by holders of a majority of Units held by Original Members who hold Units at the time of determination.

“Paired Interest” means one Class B Unit, on the one hand, and one share of Class B Common Stock or one share of Class D Common Stock, on the other hand.

“Partnership Representative” has means any Person acting as “tax matters partner” or the “partnership representative” pursuant to Section 5.08.

Annex H-8

“Performance Vesting ACT Shares” means certain shares of Class A Common Stock, originated from the conversion of Class B ordinary shares of ArcLight Clean Transition Corp. II in the ACT Share Conversion (as such term is defined in the Business Combination Agreement), which (following the Effective Date) are subject to vesting and forfeiture in accordance with the terms of that certain Sponsor Letter Agreement, dated December 2, 2021, by and among the Company, the Managing Members and the other parties named therein.

“Permitted Exchange Event” means any of the following events, which has occurred or is occurring, or is otherwise satisfied, as of the Exchange Date:

(a)          the Exchange is part of one or more Exchanges by a Member and any related persons (within the meaning of Section 267(b) or 707(b)(1) of the Code) that is part of a “block transfer” within the meaning of Treasury Regulations Section 1.7704-1(e)(2) (for this purpose, treating the Managing Member as a “general partner” within the meaning of Treasury Regulations Section 1.7704-1(k)(1));

(b)          the Exchange is in connection with a Corporation Offer or a Change of Control; provided that any such Exchange pursuant to this clause (b) shall be effective immediately prior to the consummation of the closing of such Corporation Offer or such Change of Control date (and, for the avoidance of doubt, shall not be effective if such Corporation Offer is not consummated or such Change of Control does not occur); or

(c)          the Exchange is permitted by the Managing Member, in its sole discretion, in connection with circumstances not otherwise set forth herein, if the Managing Member determines, after consultation with its outside legal counsel and tax advisor, that the Company would not be treated as a “publicly traded partnership” under Section 7704 of the Code (or any successor or similar provision) as a result of or in connection with such Exchange.

“Person” means any individual, estate, corporation, partnership, limited partnership, limited liability company, limited company, joint venture, trust, unincorporated or governmental organization or any agency or political subdivision thereof.

“Primary Indemnification” has the meaning set forth in Section 10.02a).

“Private Placement Safe Harbor” means the “private placement” safe harbor set forth in Treasury Regulations Section 1.7704-1(h)(1).

“Proceeding” has the meaning set forth in Section 10.02a).

“Profits” and “Losses” means, for each Fiscal Year or other period, the taxable income or loss of the Company, or particular items thereof, determined in accordance with the accounting method used by the Company for U.S. federal income tax purposes with the following adjustments: (a) all items of income, gain, loss or deduction allocated pursuant to Section 5.05 shall not be taken into account in computing such taxable income or loss (but the amounts of items to be specially allocated pursuant to Section 5.05 shall be determined by applying rules analogous to those set forth in this definition of “Profits” and “Losses”); (b) any income of the Company that is exempt from U.S. federal income taxation and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss; (c) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Carrying Value; (d) upon an adjustment to the Carrying Value (other than an adjustment in respect of depreciation) of any asset, pursuant to the definition of Carrying Value, the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss; (e) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes, the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Profits and Losses, if any, shall be an amount which bears the same ratio to such Carrying Value as the U.S. federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (provided that if the U.S. federal income tax depreciation, amortization or other cost recovery deduction is zero, the Managing Member may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Profits and Losses); (f) to the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing such taxable income or loss and (g) except for items

Annex H-9

in (a) above, any expenditures of the Company not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be treated as deductible items.

“Quarterly Exchange Date” means either (a) for each fiscal quarter, the first Business Day occurring after the 60th day after the expiration of the applicable Quarterly Exchange Notice Period or (b) such other date as the Managing Member shall determine in its sole discretion; provided that such date is at least 60 days after the expiration of the Quarterly Exchange Notice Period; provided further that the Managing Member shall use commercially reasonable efforts to ensure that at least one Quarterly Exchange Date occurs each fiscal quarter.

“Quarterly Exchange Notice Period” means, for each fiscal quarter, the period commencing on the third Business Day after the day on which the Managing Member releases its earnings for the prior fiscal period, beginning with the first such date that falls on or after the waiver or expiration of any contractual lock-up period relating to the shares of the Managing Member that may be applicable to a Member (or such other date within such quarter as the Managing Member shall determine in its sole discretion) and ending five Business Days thereafter. Notwithstanding the foregoing, the Managing Member may change the definition of “Quarterly Exchange Notice Period” with respect to any Quarterly Exchange Notice Period scheduled to occur in a calendar quarter subsequent to the then-current calendar quarter if (a) the revised definition provides for a Quarterly Exchange Notice Period occurring at least once in each calendar quarter, (b) the first Quarterly Exchange Notice Period pursuant to the revised definition will occur no less than ten Business Days from the date the written notice of such change is sent to each Member (other than the Managing Member) and (c) the revised definition, together with the revised Quarterly Exchange Date resulting therefrom, do not materially adversely affect the ability of the Holders to exercise their Exchange rights pursuant to Article XI.

“Redemption” has the meaning set forth in Section 11.01(a).

“Restricted Retraction Notice” has the meaning set forth in Section 11.01(d).

“Revised Partnership Audit Provisions” means Sections 6221 through 6241 of the Code, as in effect for taxable years of the Company beginning after December 31, 2017, together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof, and any comparable provisions of state or local tax law.

“SEC” means the U.S. Securities and Exchange Commission.

“Secondary Offering” has the meaning set forth in Section 11.01(e).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Similar Law” means any law or regulation that could cause the underlying assets of the Company to be treated as assets of the Member by virtue of its limited liability company interest in the Company and thereby subject the Company and the Managing Member (or other persons responsible for the investment and operation of the Company’s assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code.

“Stock Exchange Payment” means, with respect to the portion of any Exchange for which a Cash Exchange Notice is not delivered by the Managing Member, on behalf of the Company, a number of shares of Class A Common Stock (to the extent the Exchanging Member has surrendered shares of Class B Common Stock) or Class C Common Stock (to the extent that the Exchanging Member has surrendered shares of Class D Common Stock), in each case equal to the product of the number of Exchanged Units multiplied by the Exchange Rate. For the avoidance of doubt, in the event that the Exchanging Member has surrendered shares of (a) Class B Common Stock, the Exchanging Member shall be entitled to receive shares of Class A Common Stock and (b) Class D Common Stock, the Exchanging Member shall be entitled to receive shares of Class C Common Stock.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, joint venture or other business entity of which (i) if a corporation, at least 50% of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more

Annex H-10

of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association, joint venture or other business entity (other than a corporation), at least 50% of the partnership, joint venture or other similar ownership interest thereof (whether voting or economic) is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have at least 50% ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated at least 50% of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a “Subsidiary” of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

“Tax Advances” has the meaning set forth in Section 5.07.

“Tax Amount” has the meaning set forth in Section 4.01b)ii).

“Tax Distributions” has the meaning set forth in Section 4.01b)ii).

“Tax Estimation Period” shall mean each period from January 1 through March 31, from April 1 through May 31, from June 1 through August 31, and from September 1 through December 31 of each taxable year.

“Tax Receivable Agreement” means the Tax Receivable Agreement dated as of or about the date hereof among the Company, [AGENT], Managing Member and the other parties from time to time party thereto, as amended from time to time.

“Termination Transaction” means any direct or indirect Transfer of all or any portion of the Managing Member’s interest in the Company in connection with, or the other occurrence of, (a) a merger, consolidation or other combination involving the Managing Member, on the one hand, and any other Person, on the other, (b) a sale, lease, exchange or other transfer of all or substantially all of the assets of the Managing Member, whether in a single transaction or a series of related transactions, (c) a reclassification, recapitalization or change of the outstanding shares of Class A Common Stock or Class C Common Stock (other than a change in par value, or from par value to no par value, or as a result of a stock split, stock dividend or similar subdivision), (d) the adoption of any plan of liquidation or dissolution of the Managing Member, or (e) a direct or indirect Transfer of all or any portion of the Managing Member’s interest in the Company, other than a Transfer effected in accordance with Section 3.07(a) or Section 3.07(b).

“Trading Day” means a day on which the Nasdaq Stock Market or such other principal United States securities exchange on which the shares of Class A Common Stock are listed, quoted or admitted to trading and is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” means, in respect of any Unit, property or other asset, any sale, assignment, transfer, distribution, exchange, mortgage, pledge, hypothecation or other disposition thereof, whether voluntarily or by operation of Law, directly or indirectly, in whole or in part, including, without limitation, the exchange of any Unit for any other security or the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Unit, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The term “Transferred” shall have a meaning correlative to the foregoing.

“Transferee” means any Person that is a permitted transferee of a Member’s interest in the Company, or part thereof.

“Treasury Regulations” means the income tax regulations, including temporary and proposed regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Units” means the Class A Units and any other Class of Units that is established in accordance with this Agreement, which shall constitute limited liability company interests in the Company as provided in this Agreement and under the Act, entitling the holders thereof to the relative rights, title and interests in the profits, losses, deductions and credits of the Company at any particular time as set forth in this Agreement, and any and all other benefits to which a holder thereof may be entitled as a Member as provided in this Agreement, together with the obligations of such Member to comply with all terms and provisions of this Agreement.

Annex H-11

“Unrestricted Exchanges” means any Exchange that is in connection with a Permitted Exchange Event or that occurs during a period in which the Company meets the requirements of the Private Placement Safe Harbor.

“VWAP” means the daily per share volume-weighted average price of shares of Class A Common Stock on the Nasdaq Stock Market or such other principal United States securities exchange on which the shares of Class A Common Stock are listed, quoted or admitted to trading, as displayed under the heading “Bloomberg VWAP” on the Bloomberg page designated for the shares of Class A Common Stock (or its equivalent successor if such page is not available) in respect of the period from the open of trading on such Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, (a) the per share volume-weighted average price of a share of Class A Common Stock on such Trading Day (determined without regard to afterhours trading or any other trading outside the regular trading session or trading hours) or (b) if such determination is not feasible, the market price per share of Class A Common Stock, in either case, as determined by a nationally recognized independent investment banking firm retained in good faith for this purpose by the Managing Member).

ARTICLE II
FORMATION, TERM, PURPOSE AND POWERS

2.01            Formation. The Company was formed as a limited liability company under the provisions of the Act by the filing of the Certificate on December 30. 2020. If requested by the Managing Member, the Members shall promptly execute all certificates and other documents consistent with the terms of this Agreement necessary for the Managing Member to accomplish all filing, recording, publishing and other acts as may be appropriate to comply with all requirements for (a) the formation and operation of a limited liability company under the laws of the State of Delaware, (b) if the Managing Member in its sole discretion deems it advisable, the operation of the Company as a limited liability company, or entity in which the Members have limited liability, in all jurisdictions where the Company proposes to operate and (c) all other filings required to be made by the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. The execution, delivery and filing of the Certificate and each amendment thereto is hereby ratified, approved and confirmed by the Members.

2.02            Name. The name of the Company shall be, and the business of the Company shall be conducted under the name of “Opal Fuels LLC” and all Company business shall be conducted in that name or in such other names that comply with applicable law as the Managing Member in its sole discretion may select from time to time. Subject to the Act, the Managing Member in its sole discretion may change the name of the Company (and amend this Agreement to reflect such change) at any time and from time to time without the consent of any other Person. Prompt notification of any such change shall be given to all Members.

2.03            Term. The term of the Company commenced on the date of the filing of the Certificate, and the term shall continue until the dissolution of the Company in accordance with Article IX. The existence of the Company shall continue until cancellation of the Certificate in the manner required by the Act.

2.04            Offices. The Company may have offices at such places either within or outside the State of Delaware as the Managing Member from time to time may select in its sole discretion. As of the date hereof, the principal place of business and office of the Company is located at c/o OPAL Fuels LLC, One North Lexington Avenue, Suite 1450, White Plains, NY 10601, Attention: Office of General Counsel.

2.05            Agent for Service of Process; Existence and Good Standing; Foreign Qualification.

(a)         The registered office of the Company in the State of Delaware shall be located at CORPORATION TRUST CENTER 1209 ORANGE ST, WILMINGTON, DE 19801. The name of the registered agent of the Company for service of process on the Company in the State of Delaware at such address shall be The Corporation Trust Company.

(b)         The Managing Member in its sole discretion may take all action which may be necessary or appropriate (i) for the continuation of the Company’s valid existence as a limited liability company under the laws of the State of Delaware (and of each other jurisdiction in which such existence is necessary to enable the Company to conduct the business in which it is engaged) and (ii) for the maintenance, preservation and operation of the business of the Company in accordance with the provisions of this Agreement and applicable laws and

Annex H-12

regulations. The Managing Member in its sole discretion may file or cause to be filed for recordation in the proper office or offices in each other jurisdiction in which the Company is formed or qualified, such certificates (including certificates of formation and fictitious name certificates) and other documents as are required by the applicable statutes, rules or regulations of any such jurisdiction or as are required to reflect the identity of the Members. The Managing Member in its sole discretion may cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Officers, with all requirements necessary to qualify the Company to do business in any jurisdiction other than the State of Delaware.

2.06            Business Purpose. The Company was formed for the object and purpose of, and the nature and character of the business to be conducted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

2.07            Powers of the Company. Subject to the limitations set forth in this Agreement, the Company will possess and may exercise all of the powers and privileges granted to it by the Act including, without limitation, the ownership and operation of the assets and other property contributed to the Company by the Members, by any other Law or this Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion or attainment of the purpose of the Company set forth in Section 2.06.

2.08            Members; Reclassification; Admission of New Members. Each of the Persons listed on Exhibit A hereto, as the same may be amended from time to time in accordance with this Agreement, by virtue of its execution this Agreement, are admitted as Members of the Company. The rights, duties and liabilities of the Members shall be as provided in the Act, except as is otherwise expressly provided herein, and the Members consent to the variation of such rights, duties and liabilities as provided herein. Subject to Section 8.07 with respect to substitute Members, a Person may be admitted from time to time as a new Member with the written consent of the Managing Member in its sole discretion. Each new Member shall execute and deliver to the Managing Member an appropriate supplement to this Agreement pursuant to which the new Member agrees to be bound by the terms and conditions of this Agreement, as it may be amended from time to time. A new Managing Member or substitute Managing Member may be admitted to the Company solely in accordance with Section 8.06 hereof.

2.09            Resignation. No Member shall have the right to resign as a member of the Company other than following the Transfer of all Units owned by such Member in accordance with Article VIII.

2.10            Representations of Members. Each Member severally (and not jointly) represents and warrants to the Company and each other Member as of the date of such Member’s admittance to the Company and as of each subsequent date that such Member acquires any additional Units that:

(a)         Organization; Authority

(i)          To the extent it is not a natural person, (x) it is duly formed, validly existing and in good standing (if applicable) under the Laws of the jurisdiction of its formation, and if required by Law is duly qualified to conduct business and is in good standing in the jurisdiction of its principal place of business (if not formed in such jurisdiction), and (y) has full corporate, limited liability company, partnership, trust or other applicable power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries or other Persons necessary for the due authorization, execution, delivery and performance of this Agreement by that Member have been duly taken.

(ii)         It has duly executed and delivered this Agreement, and this Agreement is enforceable against such Member in accordance with its terms, subject to bankruptcy, moratorium, insolvency and other Laws generally affecting creditors’ rights and general principles of equity (whether applied in a proceeding in a court of law or equity).

(b)         Non-Contravention. Its authorization, execution, delivery, and performance of this Agreement does not breach or conflict with or constitute a default under (x) such Member’s charter or other governing documents to the extent it is not a natural person, (y) any material obligation under any other material agreement to which that Member is a party or by which it is bound or (z) applicable Law.

Annex H-13

(c)         Due Inquiry. To the extent such Member has acquired Units directly from the Company, it has had, prior to the execution and delivery of this Agreement, the opportunity to ask questions of and receive answers from representatives of the Company concerning an investment in the Company, as well as the finances, operations, business and prospects of the Company, and the opportunity to obtain additional information to verify the accuracy of all information so obtained, and received all such information about the Company and the Units as it has requested.

(d)         Purpose of Investment. It is acquiring and holding its Units solely for investment purposes, for its own account and not for the account or benefit of any other Person and not with a view towards the distribution or dissemination thereof, did not decide to enter into this Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Securities Act, and acknowledges and understands that no United States federal or state agency has passed upon or made any recommendation or endorsement of the offering of any Units.

(e)         Transfer Restrictions. It understands the Units are being Transferred in a transaction not involving a public offering within the meaning of the Securities Act and the Units will comprise “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act which shall not be sold, pledged, hypothecated or otherwise Transferred except in accordance with the terms of this Agreement and applicable Law. It agrees that, if in the future it decides to offer, resell, pledge or otherwise Transfer any portion of its Units, such Units may be offered, resold, pledged or otherwise Transferred only pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration and/or qualification under the Securities Act and applicable state securities Laws, and as a condition precedent to any such Transfer, it may be required to deliver to the Company an opinion of counsel satisfactory to the Company, and agrees, absent registration or an exemption with respect to its Units, not to resell any such Units.

(f)          Investor Status. It (i) has adequate means of providing for its current needs and possible contingencies, is able to bear the economic risks of its investment for an indefinite period of time and has a sufficient net worth to sustain a loss of its entire investment in the Company in the event such loss should occur, (ii) is sophisticated in financial matters and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company, (iii) is, or is controlled by, an “accredited investor,” as that term is defined in Rule 501(a) of Regulation D, promulgated under the Securities Act, and acknowledges the issuance of Units under this Agreement is being made in reliance on a private placement exemption to “accredited investors” within the meaning of Section 501(a) of Regulation D under the Securities Act or similar exemptions under federal and state Law, and (iv) is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)).

ARTICLE III
MANAGEMENT

3.01            Managing Member

(a)         The business, property and affairs of the Company shall be managed under the sole, absolute and exclusive direction of the Managing Member, which may from time to time delegate authority to Officers or to others to act on behalf of the Company.

(b)         Without limiting the foregoing provisions of this Section 3.01, the Managing Member shall have the general power to manage or cause the management of the Company (which may be delegated to Officers of the Company), including, without limitation, the following powers:

(i)          to develop and prepare a business plan each year which will set forth the operating goals and plans for the Company;

(ii)         to execute and deliver or to authorize the execution and delivery of contracts, deeds, leases, licenses, instruments of transfer and other documents on behalf of the Company;

Annex H-14

(iii)        to make any expenditures, to lend or borrow money, to assume or guarantee, or otherwise contract for, indebtedness and other liabilities, to issue evidences of indebtedness and to incur any other obligations;

(iv)        to establish and enforce limits of authority and internal controls with respect to all personnel and functions;

(v)         to engage attorneys, consultants and accountants for the Company;

(vi)        to develop or cause to be developed accounting procedures for the maintenance of the Company’s books of account; and

(vii)       to do all such other acts as shall be authorized in this Agreement or by the Members in writing from time to time.

3.02            Compensation. The Managing Member shall not be entitled to any compensation for services rendered to the Company in its capacity as Managing Member.

3.03            Expenses. The Company shall pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals) incurred in pursuing and conducting, or otherwise related to, the activities of the Company. The Company shall also, in the sole discretion of the Managing Member, bear and/or reimburse the Managing Member for (i) any costs, fees or expenses incurred by the Managing Member in connection with serving as the Managing Member and (ii) all other expenses allocable to the Company or otherwise incurred by the Managing Member in connection with operating the Company’s business (including expenses allocated to the Managing Member by its Affiliates). To the extent that the Managing Member determines in its sole discretion that such expenses are related to the business and affairs of the Managing Member that are conducted through the Company and/or its subsidiaries (including expenses that relate to the business and affairs of the Company and/or its subsidiaries and that also relate to other activities of the Managing Member), the Managing Member may cause the Company to pay or bear all expenses of the Managing Member, including, without limitation, compensation and meeting costs of any Board or similar body of the Managing Member, any salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the Managing Member to perform services for the Company, litigation costs and damages arising from litigation, accounting and legal costs and franchise taxes. Reimbursements pursuant to this Section 3.03 shall be in addition to any reimbursement to the Managing Member as a result of indemnification pursuant to Section 10.02.

3.04            Officers. Subject to the direction and oversight of the Managing Member, the day-to-day administration of the business of the Company may be carried out by persons who may be designated as officers by the Managing Member, with titles including but not limited to “assistant secretary,” “assistant treasurer,” “chairman,” “chief executive officer,” “chief financial officer,” “chief operating officer,” “director,” “general counsel,” “general manager,” “managing director,” “president,” “principal accounting officer,” “secretary,” “senior chairman,” “senior managing director,” “treasurer,” “vice chairman,” “executive vice president” or “vice president,” and as and to the extent authorized by the Managing Member in its sole discretion. The officers of the Company shall have such titles and powers and perform such duties as shall be determined from time to time by the Managing Member and otherwise as shall customarily pertain to such offices. Any number of offices may be held by the same person. In its sole discretion, the Managing Member may choose not to fill any office for any period as it may deem advisable. All officers and other persons providing services to or for the benefit of the Company shall be subject to the supervision and direction of the Managing Member and may be removed, with or without cause, from such office by the Managing Member and the authority, duties or responsibilities of any employee, agent or officer of the Company may be suspended by the Managing Member from time to time, in each case in the sole discretion of the Managing Member. The Managing Member shall not cease to be Managing Member of the Company as a result of the delegation of any duties hereunder. No officer of the Company, in its capacity as such, shall be considered a Managing Member of the Company by agreement, as a result of the performance of its duties hereunder or otherwise.

3.05            Authority of Members. No Member (other than the Managing Member), in its capacity as such, shall participate in or have any control over the business of the Company. Except as expressly provided herein, the Units do not confer any rights upon the Members to participate in the affairs of the Company described in this

Annex H-15

Agreement. Except as expressly provided herein or in any Certificate of Designations, no Member (other than the Members holding Class A Units) shall have any right to vote on any matter involving the Company, including with respect to any merger, consolidation, combination or conversion of the Company, or any other matter that a Member might otherwise have the ability to vote on or consent with respect to under the Act, at law, in equity or otherwise. Except as otherwise expressly set forth in this Agreement or any Certificate of Designations, the conduct, control and management of the Company shall be vested exclusively in the Managing Member. In all matters relating to or arising out of the conduct of the operation of the Company, the decision of the Managing Member shall be the decision of the Company. Except as required or permitted by Law, or expressly provided in the ultimate sentence of this Section 3.05 or by separate agreement with the Company, no Member who is not also the Managing Member (and acting in such capacity) shall take any part in the management or control of the operation or business of the Company in its capacity as a Member, nor shall any Member who is not also the Managing Member (and acting in such capacity) have any right, authority or power to act for or on behalf of or bind the Company in his or its capacity as a Member in any respect or assume any obligation or responsibility of the Company or of any other Member. Notwithstanding the foregoing, the Managing Member may from time to time appoint one or more Members as officers or employ one or more Members as employees, and such Members, in their capacity as officers or employees of the Company (and not, for clarity, in their capacity as Members of the Company), may take part in the control and management of the business of the Company to the extent such authority and power to act for or on behalf of the Company has been delegated to them by the Managing Member.

3.06            Action by Written Consent or Ratification. Any action required or permitted to be taken by the Members pursuant to this Agreement shall be taken if all Members whose consent or ratification is required consent thereto or provide a consent or ratification in writing. Any action required, required to be approved or permitted to be taken by the Managing Member pursuant to this Agreement may be taken or approved, as applicable, by the Managing Member acting pursuant to a writing which evidences its approval of or consent to such action.

3.07            Restrictions on Termination Transactions. The Managing Member shall not engage in, or cause or permit, a Termination Transaction, unless either (x) the Termination Transaction has been approved by Members holding a majority of the Class B Units held by all Members (excluding the Managing Member and any Members controlled by the Managing Member) or (y) the following conditions are satisfied:

(a)         in connection with any such Termination Transaction, (i) each holder of Class B Units (other than the Managing Member and its wholly owned Subsidiaries) will receive, or will have the right to elect to receive, for each Class B Unit an amount of cash, securities or other property equal to the product of (x) the number of shares of Class A Common Stock or Class C Common Stock into which a Class B Unit is then exchangeable pursuant to Article XI of this Agreement and (y) the greatest amount of cash, securities or other property paid to a holder of one share of Class A Common Stock or Class C Common Stock, as applicable, in consideration of one share of Class A Common Stock or Class C Common Stock, as applicable, pursuant to the terms of such Termination Transaction; provided, that the condition set forth in this Section 3.07(a)(i) shall be deemed to have been satisfied if, in connection with such Termination Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of a majority of the outstanding shares of Class A Common Stock and Class C Common Stock, voting a single class in accordance with the Managing Member Charter, and each holder of Class B Units (other than the Managing Member and its wholly owned subsidiaries) will receive, or will have the right to elect to receive, the greatest amount of cash, securities or other property which such holder of Class B Units would have received had such Class B Units been exchanged for shares of Class A Common Stock or Class C Common Stock in an Exchange pursuant to Article XI immediately prior to the expiration of such purchase, tender or exchange offer, such holder of Class B Units had thereupon accepted such purchase, tender or exchange offer and then such Termination Transaction shall have been consummated (the fair market value, at the time of the Termination Transaction, of the amount specified herein with respect to each Class B Unit is referred to as the “Transaction Consideration”); and (ii) the Company receives an opinion from nationally recognized tax counsel to the effect that such Termination Transaction will be tax-free to each holder of Class B Units and Class A Units (including the Managing Member and its wholly owned Subsidiaries unless waived by the Managing Member) for U.S. federal income tax purposes (except to the extent of cash, marketable securities or other property received); or

(b)         all of the following conditions are met: (i) substantially all of the assets directly or indirectly owned by the Company prior to the announcement of the Termination Transaction are, immediately after the Termination Transaction, owned directly or indirectly by (x) the Company or (y) another limited liability company or limited partnership organized or existing under the laws of the United States, any state thereof, the

Annex H-16

District of Columbia, or any territory thereof, which is the survivor of a merger, consolidation or combination of assets with the Company (in each case, the “Surviving Company”); (ii) the Surviving Company is classified as a partnership for U.S. Federal income tax purposes; (iii) the Members (other than entities controlled by the Managing Member) that held Class B Units immediately prior to the consummation of such Termination Transaction own a percentage interest of the Surviving Company based on the proportion of the relative fair market value of the net assets of the Company to the other net assets of the Surviving Company immediately prior to the consummation of such transaction; (iv) the rights of such Members with respect to the Surviving Company are at least as favorable as those of Members holding Class B Units (including any rights under the Tax Receivable Agreement, unless such Termination Transaction constitutes a “Change of Control” for purposes of the Tax Receivable Agreement or otherwise results in payments of cash to the TRA Parties (as defined in the Tax Receivable Agreement) equivalent to (and in lieu of) the payments that would be required to be made to such TRA Parties if such Termination Transaction did constitute a “Change of Control” for such purposes) immediately prior to the consummation of such transaction (except to the extent that any such rights are consistent with clause (v) below) and as those applicable to any other Members (not including the Managing Member); and (v) such rights include the right, to the same extent provided to holders of Class B Units pursuant to Article XI of this Agreement, to exchange their interests in the Surviving Company (together with voting securities of the Managing Member or its successor) for: (1) a number of publicly traded common equity securities with a fair market value, as of the date of consummation of such Termination Transaction, equal to the Transaction Consideration, subject to antidilution adjustments comparable to those set forth in Section 11.02 (the “Successor Shares Amount”); and/or (2) cash in an amount equal to the fair market value of the Successor Shares Amount at the time of such exchange, determined in a manner consistent with the definition of “Cash Exchange Payment” as set forth in Article XI of this Agreement.

(c)         In connection with any Termination Transaction permitted by Section 3.07(b) hereof, the relative fair market values shall be reasonably determined by the Managing Member as of the time of such transaction and, to the extent applicable, shall be no less favorable to the Members than the relative values reflected in the terms of such transaction.

ARTICLE IV
DISTRIBUTIONS

4.01            Distributions

(a)         Operating Distributions. Except as may otherwise be set forth in any Certificate of Designations, the Managing Member, in its sole discretion, may authorize distributions (to the extent of Available Cash) by the Company to the holders of Class A Units and Class B Units at any time and from time to time. Subject to Section 4.01(b) with respect to Tax Distributions and further subject to the provisions of any Certificate of Designations, all Distributions by the Company shall be made or allocated to holders of Class A Units and Class B Units pro rata based on the number of such Units held by each such holder. For the avoidance of doubt, (i) the Managing Member may authorize distributions to holders of preferred Units in accordance with the terms the applicable Certificate of Designations and (ii) no holder of preferred Units shall have any right to receive any distribution pursuant to this Agreement and shall only be entitled to the rights and privileges set forth in the applicable Certificate of Designations.

(b)         Tax Distributions (i) With respect to each Member holding Class A Units or Class B Units, the Company shall calculate the excess of (x)(A) the Income Amount allocated or allocable to such Member with respect to such Units for the Tax Estimation Period in question and for all preceding Tax Estimation Periods, if any, within the taxable year containing such Tax Estimation Period multiplied by (B) the Assumed Tax Rate over (y) the aggregate amount of all prior Tax Distributions in respect of such taxable year and any Distributions made to such Member with respect to such Units pursuant to Section 4.01(a) and Section 4.02, with respect to the Tax Estimation Period in question and any previous Tax Estimation Period falling in the taxable year containing the applicable Tax Estimation Period referred to in (x)(A) (the amount so calculated pursuant to this sentence is herein referred to as a “Member’s Required Tax Distribution”); provided, however, that the Managing Member may make adjustments in its reasonable discretion to reflect transactions occurring during the taxable year; provided, further, in the case of the Managing Member, the “Member’s Required Tax Distribution” shall be increased to the extent that the payment obligations of the Managing Member under the Tax Receivable Agreement with respect to any Tax Estimation Period exceed the Managing Member’s available cash (taking into account its obligations or reserves for the payment of taxes, liabilities, expenses, and other corporate purposes). For purposes of this Agreement, the

Annex H-17

“Income Amount” for a Tax Estimation Period shall equal, with respect to any Member holding Class A Units or Class B Units, the net taxable income of the Company allocated or allocable to such Member with respect to such Units for such Tax Estimation Period (excluding any compensation paid to a Member outside of this Agreement and any Certificate of Designations, but including for the avoidance of doubt any income allocated or allocable to a Member pursuant to Section 704(c) of the Code); provided, however, that net taxable income shall be determined without regard to any special adjustment of tax items as a result of any election under Section 754 of the Code, including any adjustment pursuant to Section 734 and 743 of the Code.

(i)          At least five (5) days before the quarterly due date for payment by corporations or individuals (whichever is earlier) on a calendar year under the Code, the Company shall distribute (to the extent of Available Cash) to the Members holding Class A Units or Class B Units, pro rata based upon the number of such Units held by each such Member an amount of cash sufficient to provide each such Member with a distribution at least equal to such Member’s Required Tax Distribution (with amounts distributed pursuant to this Section 4.01(b), “Tax Distributions”) (in the event there is insufficient Available Cash to distribute to each such Member their Member’s Required Tax Distribution in full, then the Company shall distribute such Tax Distributions pro rata to each such Member holding Class A Units or Class B Units based on the relative amount of each such Member’s Required Tax Distribution assuming such amounts were paid in full). Any Tax Distributions shall be treated in all respects as advances against future distributions pursuant to Section 4.01(a) and Section 4.02.

(ii)         Notwithstanding anything to the contrary herein, no Tax Distributions will be required to be made with respect to items arising with respect to any Covered Transaction, although any unpaid Tax Distributions with respect to any Tax Estimation Period, or portion thereof, ending before a Covered Transaction shall continue to be required to be paid prior to any Distributions being made under Section 4.01(a) and Section 4.02.

(c)         Special Distribution. The Managing Member shall, on the date hereof, cause the Company to distribute the Contributed ACT Shares (as such term in defined in the Business Combination Agreement) to the holders of Class B Units in accordance with Schedule II to the Business Combination Agreement.

4.02            Liquidation Distribution. Subject to Section 4.01(b) with respect to Tax Distributions and the provisions of any Certificate of Designations, all Distributions by the Company, and all proceeds (whether received by the Company or directly by the Members) in connection with dissolution of the Company shall be made or allocated among the holders of Class A Units and Class B Units pro rata based on the number of such Units held by each such holder.

4.03            Limitations on Distribution. Notwithstanding any provision to the contrary contained in this Agreement, the Managing Member shall not make a distribution to any Member if such distribution would violate Section 18-607 of the Act or other applicable Law or the terms of any credit agreement or other third-party agreement or arrangement to which the Company is a party.

4.04            Performance Vesting ACT Shares. Notwithstanding anything in this Article IV to the contrary, for all purposes of this Article IV, any distributions that would be made pursuant to Section 4.01(a) and Section 4.02 in respect of the Class A Units issued to the Managing Member that correspond to Performance Vesting ACT Shares that have not satisfied the vesting criteria described in the Sponsor Letter Agreement at the time such distribution is made shall be held back and recorded by the Company and such amounts shall either be (i) released to the Managing Member at such time (if any) as the corresponding Performance Vesting ACT Shares satisfy the vesting criteria set forth in Sponsor Letter Agreement or (ii) released to the Company at such time as the corresponding Performance Vesting ACT Shares are forfeited to the Company in accordance with the terms of the Sponsor Letter Agreement.

4.05            Use of Distribution Funds. The Managing Member shall use distributions received from the Company for payment of taxes, obligations under the Tax Receivable Agreement, liabilities or expenses, to loan funds to the Company in accordance with this Agreement, to contribute funds to the Company in exchange for additional Class A Units, for the payment of dividends to its shareholders or for other general corporate purposes, in each case as determined in the sole discretion of the Managing Member; provided that the Managing Member may not use such distributions to acquire any Units, except as otherwise expressly provided in Section 7.03 or any Certificate of Designations (but subject to the terms of any Certificate of Designations).

Annex H-18

ARTICLE V

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS;
TAX ALLOCATIONS; TAX MATTERS

5.01            Initial Capital Contributions. The Members have made, on or prior to the date hereof, Capital Contributions and, in exchange, the Company has issued to the Members the number of Class A Units, as specified in the books and records of the Company.

5.02            No Additional Capital Contributions. No Member shall be required to make additional Capital Contributions to the Company without the consent of such Member or permitted to make additional capital contributions to the Company without the consent of the Managing Member, which may be granted or withheld in its sole discretion.

5.03            Capital Accounts. A separate capital account (a “Capital Account”) shall be established and maintained for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and this Section 5.03. The Company may adjust the Capital Accounts of its Members to reflect revaluations of the property of any Subsidiary of the Company that is treated as a partnership (or entity disregarded from a partnership) for U.S. federal income tax purposes. The Capital Account of each Member shall be credited with such Member’s Capital Contributions, if any, all Profits allocated to such Member pursuant to Section 5.04 and any items of income or gain which are specially allocated pursuant to Section 5.05; and shall be debited with all Losses allocated to such Member pursuant to Section 5.04, any items of loss or deduction of the Company specially allocated to such Member pursuant to Section 5.05, and all cash and the Carrying Value of any property (net of liabilities assumed by such Member and the liabilities to which such property is subject) distributed by the Company to such Member. Any references in any section of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above. In the event of any transfer of any interest in the Company in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

5.04            Allocations of Profits and Losses. Except as otherwise provided in this Agreement, Profits and Losses (and, to the extent necessary, individual items of income, gain or loss or deduction of the Company) shall be allocated in a manner such that the Capital Account of each Member after giving effect to the special allocations set forth in Section 5.05 is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to Article IX if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value, all Company liabilities were satisfied in cash in accordance with their terms (limited with respect to each nonrecourse liability to the Carrying Value of the assets securing such liability) and all remaining or resulting cash was distributed to the Members in accordance with Section 9.03, minus (ii) such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Managing Member shall make such adjustments to Capital Accounts as it determines in its reasonable discretion to be appropriate to ensure allocations are made in accordance with a Member’s interest in the Company.

5.05            Special Allocations. Notwithstanding any other provision in this Article V:

(a)          Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain or Member Nonrecourse Debt Minimum Gain (determined in accordance with the principles of Treasury Regulations Sections 1.704-2(d) and 1.704-2(i)) during any Company taxable year, the Members shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to their respective shares of such net decrease during such year, determined pursuant to Treasury Regulations Section 1.704-2(i) (4). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.05(a) is intended to comply with the minimum gain chargeback requirements in such Treasury Regulations Sections and shall be interpreted consistently therewith; including that no chargeback shall be required to the extent of the exceptions provided in Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

(b)         Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in such Member’s Adjusted Capital Account Balance created by such adjustments,

Annex H-19

allocations or distributions as promptly as possible; provided that an allocation pursuant to this Section 5.05(b) shall be made only to the extent that a Member would have a deficit Adjusted Capital Account Balance in excess of such sum after all other allocations provided for in this Article V have been tentatively made as if this Section 5.05(b) were not in this Agreement. This Section 5.05(b) is intended to comply with the “qualified income offset” requirement of the Code and shall be interpreted consistently therewith.

(c)         Gross Income Allocation. If any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 5.05(c) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article V have been tentatively made as if Section 5.05(b) and this Section 5.05(c) were not in this Agreement.

(d)         Nonrecourse Deductions. Nonrecourse Deductions shall be allocated to the Members holding Class A Units and Class B Units in accordance with their respective Class A/B Percentage Interest.

(e)          Member Nonrecourse Deductions. Member Nonrecourse Deductions for any taxable period shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(f)          Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704- 1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(g)         Ameliorative Allocations. Any special allocations of income or gain pursuant to Sections 5.05a), (b) or (c) hereof shall be taken into account in computing subsequent allocations pursuant to Section 5.04 and this Section 5.05(g), so that the net amount of any items so allocated and all other items allocated to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each Member if such allocations pursuant to Sections 5.05(a), (b) or (c) had not occurred.

(h)         Allocations Relating to Taxable Issuance of Company Units. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Units by the Company to a Member (the “Issuance Items”) shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

(i)          Allocations Relating to Earnout Units. Notwithstanding anything to the contrary contained in this Agreement, (1) no allocation (of Profits or Losses or otherwise) shall be made in respect of any Earnout Units in determining Capital Accounts unless and until such Earnout Units undergo a Conversion into Class B Units and (2) in the event the Carrying Value of any Company asset is adjusted pursuant to clause (f) of the definition of Carrying Value, any Profits or Losses resulting from such adjustment shall, in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s) or in any other manner reasonably determined by the Managing Member, be allocated among the Members (including the Members who held the Earnout Units giving rise to such adjustment) such that the Capital Account balance relating to each Class B Unit (including any Earnout Units that have undergone a Conversion into Class B Units) is equal in amount (or as close to equal in amount as possible) immediately after making such allocation; provided, that if the foregoing allocations pursuant to clause (2) are insufficient to cause the Capital Account balance relating to each Class B Unit to be so equal in amount, then the Managing Member, in its reasonable discretion, shall cause a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3) to cause the Capital Account balance relating to each Class B Unit to be so equal in amount.

Annex H-20

5.06            Tax Allocations. For income tax purposes, each item of income, gain, loss and deduction of the Company shall be allocated among the Members in the same manner as the corresponding items of Profits and Losses and specially allocated items are allocated for Capital Account purposes; provided that in the case of any asset the Carrying Value of which differs from its adjusted tax basis for U.S. federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated solely for income tax purposes in accordance with the principles of Sections 704(b) and (c) of the Code (in any manner determined by the Managing Member and permitted by the Code and Treasury Regulations, provided that the prior written consent of Original Member Representative (and its successors or assigns) shall be required for use of any method other than the traditional method (without curative allocations) described in Treasury Regulations Section 1.704-3(b)) so as to take account of the difference between Carrying Value and adjusted basis of such asset. Notwithstanding the foregoing, the Managing Member shall make such allocations for tax purposes as it determines in its reasonable discretion to be appropriate to ensure allocations are made in accordance with a Member’s interest in the Company. If, as a result of an exercise of a noncompensatory option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x). If, pursuant to Section 5.05(i), the Managing Member causes a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Managing Member shall make corrective allocations in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(4)(x).

5.07            Tax Advances. If the Company or any other Person in which the Company holds an interest is required by Law to withhold or to make tax payments on behalf of or with respect to any Member, or the Company is subjected to tax itself (including any amounts withheld from amounts directly or indirectly payable to the Company or to any other Person in which the Company holds an interest) by reason of the status of any Member as such or that is specifically attributable to a Member (including federal, state, local or foreign withholding, personal property, unincorporated business or other taxes, the amount of any taxes arising under the Revised Partnership Audit Provisions, the amount of any taxes imposed under Section 1446(f) of the Code, and any interest, penalties, additions to tax, and expenses related to any such amounts) (“Tax Advances”), the Managing Member may cause the Company to withhold such amounts and cause the Company to make such tax payments as so required. All Tax Advances made on behalf of a Member shall be repaid by reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member. For all purposes of this Agreement such Member shall be treated as having received the amount of the distribution that is equal to the Tax Advance. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability (including, without limitation, any liability for taxes, penalties, additions to tax or interest other than any penalties, additions to tax or interest imposed as a result of the Company’s failure to withhold or make a tax payment on behalf of such Member which withholding or payment is required pursuant to applicable Law) with respect to income attributable to or distributions or other payments to such Member. For the avoidance of doubt, any income taxes, penalties, additions to tax and interest payable by the Company or any fiscally transparent entity in which the Company owns an interest shall be treated as specifically attributable to the Members and shall be allocated among the Members such that the burden of (or any diminution in distributable proceeds resulting from) any such amounts is borne by those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise, including pursuant to an allocation made under Section 5.08), in each case as reasonably determined by the Managing Member. For the avoidance of doubt, any taxes, penalties, and interest payable under the Revised Partnership Audit Provisions by the Company or any fiscally transparent entity in which the Company owns an interest shall be treated as specifically attributable to the Members of the Company, and the Managing Member shall use commercially reasonable efforts to allocate the burden of (or any diminution in distributable proceeds resulting from) any such taxes, penalties or interest to those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise), as reasonably determined by the Managing Member.

5.08            Partnership Representative.

(a)         The Original Member Representative is hereby designated as the Company’s “tax matters partner” for U.S. federal income tax purposes under Section 6231(a)(7) of the Code, as in effect for taxable years of the Company beginning on or before December 31, 2017, and as the Company’s “partnership representative” as that term is defined in the Revised Partnership Audit Provisions for taxable years of the Company beginning after December 31, 2017 and ending on or prior to December 31, 2021. The Managing Member is hereby designated as

Annex H-21

the “partnership representative” as that term is defined in Revised Partnership Audit Provisions for taxable years of the Company beginning on or after January 1, 2022. In addition, the Managing Member is hereby authorized to designate or remove any other Person selected by the Managing Member as the Partnership Representative. For each Fiscal Year in which the Partnership Representative is an entity, the Company shall appoint an individual identified by the Partnership Representative for such Fiscal Year to act on its behalf (the “Designated Individual”) in accordance with the applicable Treasury Regulations or analogous provisions of state or local Law. Each Member hereby expressly consents to such designations and agrees to take, and that each of the Company and the Managing Member is authorized to take (or cause the Company to take), such other actions as may be necessary or advisable pursuant to Treasury Regulations or other Internal Revenue Service or Treasury guidance or state or local Law to cause such designations or evidence such Member’s consent to such designations.

(b)         Subject to this Section 5.08, the Partnership Representative shall have the sole authority to act on behalf of the Company in connection with, make all relevant decisions regarding application of, and to exercise the rights and powers provided for in the Revised Partnership Audit Provisions, including making any elections under the Revised Partnership Audit Provisions or any decisions to settle, compromise, challenge, litigate or otherwise alter the defense of any action, audit or examination before the IRS or any other income tax authority (each, an “Audit”), and to expend Company funds for professional services and other expenses reasonably incurred in connection therewith. Notwithstanding the foregoing or anything to the contrary in this Agreement, with respect to any “imputed underpayment” arising in connection with any Audit relating to any taxable year for which the Original Member Representative is the Partnership Representative, at the election of the Managing Member (in its reasonable discretion), the Original Member Representative shall be required to make (or cause to be made) an election under Section 6226(a) of the Code (or any analogous provision of state or local Law).

(c)         Without limiting the foregoing, the Partnership Representative shall give prompt written notice to the Original Member Representative of the commencement of any Audit of the Company or any of its Subsidiaries the resolution of which would reasonably be expected to have a disproportionate (compared to the Managing Member) and material adverse effect on the Original Members. The Partnership Representative shall (i) keep the Original Member Representative reasonably informed of the material developments and status of any such Audit for taxable years beginning on or after January 1, 2022 (a “Specified Audit”), and (ii) permit the Original Member Representative (or its designee) to participate (including using separate counsel), in each case at the Original Members’ sole cost and expense, in any such Specified Audit to the maximum extent permitted by the applicable tax authority, and (iii) promptly notify the Original Member Representative of receipt of a notice of a final partnership adjustment (or equivalent under applicable Laws) or a final decision of a court or IRS Independent Office of Appeals panel (or equivalent body under applicable Laws) with respect to such Specified Audit. The Partnership Representative or the Company shall promptly provide the Original Member Representative with copies of all material correspondence between the Partnership Representative or the Company (as applicable) and any governmental entity in connection with such Specified Audit and shall give the Original Member Representative a reasonable opportunity to review and comment on any material correspondence, submission (including settlement or compromise offers) or filing in connection with any such Specified Audit. Additionally, without limiting the final sentence of this Section 5.08(c), the Partnership Representative shall not (and the Company shall not (and shall not authorize the Partnership Representative to)) settle, compromise or abandon any Specified Audit in a manner that would reasonably be expected to have a disproportionate (compared to the Managing Member) and material adverse effect on the Original Members without the Original Member Representative’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). Without limiting the final sentence of this Section 5.08(c), the Partnership Representative shall obtain the prior written consent of the Original Member Representative (which consent shall not be unreasonably withheld, delayed or conditioned) before taking any material action under the Revised Partnership Audit Provisions that would reasonably be expected to have a disproportionate (compared to the Managing Member) and material adverse effect on the Original Members. Notwithstanding the foregoing, (i) each of the obligations of the Partnership Representative and the Company, and rights of the Original Member Representative and Original Members, under this Section 5.08(c) shall terminate and have no further force or effect from and after the date that the Original Members no longer own 20% of the combined Class A Units and Class B Units, and (ii) with respect to any “imputed underpayment” arising in connection with any Audit, at the election of the Managing Member (in its reasonable discretion), the Partnership Representative shall be required to make (or cause to be made) an election under Section 6226(a) of the Code (or any analogous provision of state or local Law).

Annex H-22

(d)         All expenses incurred by the Partnership Representative or Designated Individual in connection with its duties as partnership representative or designated individual, as applicable, shall be expenses of the Company (including, for the avoidance of doubt, any costs and expenses incurred in connection with any claims asserted against the Partnership Representative or Designated Individual, as applicable), and the Company shall reimburse and indemnify the Partnership Representative or Designated Individual, as applicable, for all such expenses and costs. Nothing herein shall be construed to restrict the Partnership Representative or Designated Individual from engaging lawyers, accountants, tax advisers, or other professional advisers or experts to assist the Partnership Representative or Designated Individual in discharging its duties hereunder. Neither the Partnership Representative nor Designated Individual shall be liable to the Company, any Member or any Affiliate thereof for any costs or losses to any Persons, any diminution in value or any liability whatsoever arising as a result of the performance of its duties pursuant to this Section 5.08 absent (i) willful breach of any provision of this Section 5.08 or (ii) bad faith, fraud, or willful misconduct on the part of the Partnership Representative or Designated Individual, as applicable.

5.09            Other Allocation Provisions. Certain of the foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. In addition to amendments effected in accordance with Section 12.12 or otherwise in accordance with this Agreement, Sections 5.03 and 5.04 may also, so long as any such amendment does not materially change the relative economic interests of the Members, be amended at any time by the Managing Member if necessary, in the opinion of tax counsel to the Company, to comply with such regulations or any applicable Law.

5.10            Survival. Sections 5.07 and 5.08 shall be interpreted to apply to Members and former Members and shall survive the Transfer of a Member’s Units and the termination, dissolution, liquidation and winding up of the Company and, for this purpose to the extent not prohibited by applicable Law, the Company shall be treated as continuing in existence.

ARTICLE VI
BOOKS AND RECORDS; REPORTS

6.01            Books and Records

(a)         At all times during the continuance of the Company, the Company shall prepare and maintain separate books of account for the Company in accordance with GAAP.

(b)         Except as limited by Section 6.01c), each Member shall have the right to receive, for a purpose reasonably related to such Member’s interest as a Member in the Company, upon reasonable written demand stating the purpose of such demand and at such Member’s own expense:

(i)          a copy of the Certificate and this Agreement and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which the Certificate and this Agreement and all amendments thereto have been executed; and

(ii)         copies of the Company’s U.S. federal income tax returns for the three most recent years.

(c)         The Managing Member may keep confidential from the Members, for such period of time as the Managing Member determines in its sole discretion, (i) any information that the Managing Member reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Managing Member believes is not in the best interests of the Company, could damage the Company or its business or that the Company is required by law or by agreement with any third party to keep confidential, including without limitation, information as to the Units held by any other Member. With respect to any schedules, annexes or exhibits to this Agreement, each Member (other than the Managing Member) shall only be entitled to receive and review any such schedules, annexes and exhibits relating to such Member and shall not be entitled to receive or review any schedules, annexes or exhibits relating to any other Member (other than the Managing Member).

(d)         The Managing Member shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making any tax elections. The Company, within 90 days of the close of the Fiscal Year, shall use commercially reasonable efforts to furnish to each Member that was a Member

Annex H-23

during such Fiscal Year a Schedule K-1 and such other tax information reasonably required for federal, state and local income tax reporting purposes. The Company shall use commercially reasonable efforts to provide to each Person that was a Member during the Fiscal Year (a) by May 15th, August 15th and November 15th of such Fiscal Year, with an estimate of the taxable income, gains, deductions, losses and other items for, respectively, the first, second and third fiscal quarters that such Person will be required to include in its taxable income and (b) by February 15th of such Fiscal Year, with an estimate of the taxable income, gains, deductions, losses and other items of such Person to be reflected on the Schedule K-1 of such Person for the prior Fiscal Year. The Company also shall provide the Members with such other information as may be reasonably requested for purposes of allowing the Members to prepare and file their own tax returns, provided that any costs or expenses with respect to the foregoing shall be borne by the requesting Member.

(e)         The Company shall make the following elections on the appropriate tax returns (provided that the election described in clause (ii) below cannot be rescinded without the prior written consent of the Original Member Representative):

(i)          to adopt an appropriate federal income tax method of accounting and to keep the Company’s books and records on such income-tax method;

(ii)         to have in effect (and, to the extent within the control of the Managing Member, to cause each direct or indirect subsidiary that is treated as a partnership for U.S. federal income tax purposes to have in effect) an election, pursuant to Section 754 of the Code (and any similar election for state or local tax purposes), to adjust the tax basis of Company properties, for the taxable year of the Company that includes the Effective Date and each subsequent taxable year in which an Exchange pursuant to Article XI occurs; and

(iii)        any other available election that the Managing Member reasonably deems appropriate; provided that, for so long as the Original Members collectively own at least 20% of the combined Class A Units and Class B Units, the Managing Member shall consult in good faith with the Original Member Representative with respect to any material tax election with respect to the Company that could reasonably be expected to have a disproportionate (as compared to the Managing Member) and adverse effect on the Original Members, and not make such election without the Original Member Representative’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

No Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

ARTICLE VII
COMPANY UNITS

7.01            Units.

(a)         Limited liability company interests in the Company shall be represented by Units. At the execution of this Agreement, the Units are comprised of four Classes:

(i)          “Class A Units”. Immediately after giving effect to the transactions contemplated by the Business Combination Agreement, the Managing Member holds the number of Class A Units set forth opposite the Managing Member’s name on Exhibit A attached hereto.

(ii)         “Class B Units”. Immediately after giving effect to the transactions contemplated by the Business Combination Agreement, each Member holds the number of Class B Units set forth opposite such Member’s name on Exhibit A attached hereto. Class B Units shall have all the rights, privileges, preferences, and obligations as are specifically provided for in this Agreement for Class B Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Notwithstanding anything to the contrary contained herein, the Class B Units shall not be entitled to vote on any matter subject to a vote of the Members, except as otherwise expressly set forth herein or required by law. Certain Class B Units may be subject to vesting as set forth in this Agreement or any other written agreement related to such Class B Units, including the Existing

Annex H-24

Agreement. By entering into this Agreement, any holder of Class B Units issued pursuant to the Business Combination Agreement hereby approves, ratifies and confirms the Business Combination Agreement and the transactions contemplated thereby, including, without limitation, the Business Combination.

(iii)        “Series A Preferred Units”. There are no outstanding Units of such Class as of the date of this Agreement. The Series A Preferred Units shall have all the rights, privileges, preferences, and obligations as are specifically provided for in the applicable Certificate of Designations. Notwithstanding anything contained herein to the contrary, the Series A Preferred Units shall not be entitled to vote on any matters or receive any to any dividends or distributions, except as set forth in the applicable Certificate of Designations.

(iv)        “Series A-1 Preferred Units”. As of the date of this Agreement each Member holds the number of Series A-1 Preferred Units set forth opposite such Member’s name on Exhibit A attached hereto. The Series A-1 Preferred Units shall have all the rights, privileges, preferences, and obligations as are specifically provided for in the applicable Certificate of Designations. Notwithstanding anything contained herein to the contrary, the Series A Preferred Units shall not be entitled to vote on any matters or receive any to any dividends or distributions, except as set forth in the applicable Certificate of Designations.

(b)         Subject to Section 7.03, the Managing Member in its sole discretion may establish and cause the Company to issue, from time to time in accordance with such procedures as the Managing Member shall determine from time to time, additional Units, in one or more Classes, or other Company securities, at such price, and with such designations, preferences and relative, participating, optional or other special rights, powers and duties (which may be senior to existing Units, Classes or other Company securities), as shall be determined by the Managing Member without the approval of any Member or any other Person who may acquire an interest in any of the Units, including (i) the right of such Units to share in Profits and Losses or items thereof; (ii) the right of such Units to share in Company distributions; (iii) the rights of such Units upon dissolution and winding up of the Company; (iv) whether, and the terms and conditions upon which, the Company may or shall be required to redeem such Units (including sinking fund provisions); (v) whether such Units are issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which such Units will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the percentage interest as to such Units; (viii) the terms and conditions of the issuance of such Units (including, without limitation, the amount and form of consideration, if any, to be received by the Company in respect thereof, the Managing Member being expressly authorized, in its sole discretion, to cause the Company to issue such Units for less than fair market value); and (ix) the right, if any, of the holder of such Units to vote on Company matters, including matters relating to the relative designations, preferences, rights, powers and duties of such Units. Notwithstanding any other provision of this Agreement, subject to the terms of each Certificate of Designations, the Managing Member in its sole discretion, without the approval of any Member or any other Person, is authorized (i) to cause the Company to issue Units or other Company securities of any newly established Class or any existing Class to Members or other Persons who may acquire an interest in the Company; (ii) to amend this Agreement (including by way of a certificate of designations which is appended and annexed to this Agreement (each a “Certificate of Designations”)) to reflect the creation of any such new Class, the issuance of Units or other Company securities of such Class, and the admission of any Person as a Member which has received Units or other Company securities; and (iii) to effect the combination, subdivision and/or reclassification of outstanding Units as may be necessary or appropriate to give economic effect to equity investments in the Company by the Managing Member that are not accompanied by the issuance by the Company to the Managing Member of additional Units and to update the books and records of the Company accordingly. All Units of a particular Class shall have identical rights in all respects as all other Units of such Class, except in each case as otherwise specified in this Agreement. In the event that the Managing Member validly establishes any Class of Units in accordance with this Agreement (including compliance with the terms of each Certificate of Designations) by way of a Certificate of Designations, then, in the event of any conflict between this Agreement and such Certificate of Designations with respect to the rights of such Class of Units, such Certificate of Designations shall control; provided that the terms of any Class of Units created pursuant to such Certificate of Designations or this Section 7.01 shall not conflict with the rights previously granted to any Class of Units previously authorized by way of a Certificate of Designations, except, in the case of any Class for which no Units are then outstanding, without the approval of a majority of the outstanding Units of such Class of Units. Notwithstanding anything to the contrary in this Agreement, the Managing Member shall not cause or permit the Company to issue, or authorize the issuance of, any Units unless the Managing Member has a sufficient number of Class A Common Stock authorized, available and reserved for issuance upon an exchange of such newly issued Units for Class A Common Stock pursuant to an Exchange pursuant to Article XI.

Annex H-25

7.02            Register. The books and records of the Company shall be the definitive record of ownership of each Unit and all relevant information with respect to each Member. Unless the Managing Member in its sole discretion shall determine otherwise, Units shall be uncertificated and recorded in the books and records of the Company.

7.02            Registered Members. The Company shall be entitled to recognize the exclusive right of a Person registered on its records as the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Act or other applicable Law.

7.03            Issuances, Repurchases and Redemptions, Recapitalizations.

(a)         Issuances by the Managing Member.

(i)          Subject to Section 7.03(a)(ii) and Article XI, if, at any time after the date of consummation of the Business Combination Agreement, the Managing Member sells or issues shares of Class A Common Stock, Class C Common Stock or any other Equity Interests of the Managing Member (other than Class B Common Stock or Class D Common Stock), (x) the Company shall concurrently issue to the Managing Member an equal number of Class A Units (if the Managing Member issues Class A Common Stock or Class C Common Stock), or an equal number of such other Equity Interests of the Company corresponding to the Equity Interests issued by the Managing Member (if the Managing Member issues Equity Interests other than Class A Common Stock or Class C Common Stock), and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Interests of the Managing Member so issued and (y) the Managing Member shall concurrently contribute to the Company, the net proceeds or other property received by the Managing Member, if any, for such Class A Common Stock, Class C Common Stock or other Equity Interest.

(ii)         Notwithstanding anything to the contrary contained in Section 7.03(a)(i) or Section 7.03(a)(iii), this Section 7.03 shall not apply to (x) the issuance and distribution to holders of shares of Class A Common Stock or other Equity Interests of the Managing Member of rights to purchase Equity Interests of the Managing Member under a “poison pill” or similar shareholder rights plan (and upon exchange of Class B Units for shares of Class A Common Stock, such shares of Class A Common Stock will be issued together with a corresponding right under such plan) or (y) the issuance under the Managing Member’s employee benefit plans of any warrants, options, stock appreciation right, restricted stock, restricted stock units, performance based award or other rights to acquire Equity Interests of the Managing Member, but shall in each of the foregoing cases apply to the issuance of Equity Interests of the Managing Member in connection with the exercise or settlement of such warrants, options, stock appreciation right, restricted stock units, performance based awards or the vesting of restricted stock (including as set forth in clause (iii) below, as applicable).

(iii)        In the event any outstanding Equity Interest of the Managing Member is exercised or otherwise converted and, as a result, any shares of Class A Common Stock, Class C Common Stock or other Equity Interests of the Managing Member are issued (including as a result of the exercise of warrants of the Managing Member), (x) the corresponding Equity Interest outstanding at the Company, if any, shall be similarly exercised or otherwise converted, if applicable, (y) an equivalent number of Class A Units or equivalent Equity Interests of the Company shall be issued to the Managing Member as required by the first sentence of Section 7.03(a)(i), and (z) the Managing Member shall concurrently contribute to the Company the net proceeds received by the Managing Member from any such exercise or conversion.

(b)         New Company Equity Interests. Except pursuant to Article XI, (x) the Company may not issue any additional Class A Units or Equity Interests of the Company to the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously therewith the Managing Member or such Subsidiary issues or transfers an equal number of newly-issued shares of Class A Common Stock or Class C Common Stock of the Managing Member (or relevant Equity Interest of such Subsidiary) to another Person or Persons and contributes the net proceeds therefrom to the Company, and (y) the Company may not issue any other Equity Interests of the Company to the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously therewith the Managing Member or such Subsidiary issues or transfers, to another Person, an equal number of newly-issued shares of Equity Interests of the

Annex H-26

Managing Member or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Interests of the Company and contributes the net proceeds therefrom to the Company.

(c)         Repurchases and Redemptions.

(i)          Neither the Managing Member nor any of its Subsidiaries (other than the Company and its Subsidiaries) may redeem, repurchase or otherwise acquire (A) shares of Class A Common Stock or Class C Common Stock pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) unless substantially simultaneously therewith the Company redeems, repurchases or otherwise acquires from the Managing Member or such Subsidiary an equal number of Class A Units for the same price per security, if any, or (B) any other Equity Interests of the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) unless substantially simultaneously therewith the Company redeems, repurchases or otherwise acquires from the Managing Member or such Subsidiary an equal number of the corresponding class or series of Equity Interests of the Company with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Interests of the Managing Member or such Subsidiary for the same price per security, if any.

(ii)         The Company may not redeem, repurchase or otherwise acquire (x) any Class A Units from the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously the Managing Member or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) an equal number of shares of Class A Common Stock or Class C Common Stock for the same price per security from holders thereof or (y) any other Equity Interests of the Company from the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously the Managing Member or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) for the same price per security an equal number of Equity Interests of the Managing Member (or such Subsidiary) of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Interests of the Managing Member or such Subsidiary.

(d)         Earnout Units.

(i)          In the event that the Company is obligated to issue any Class B Units pursuant to Section 2.7 of the Business Combination Agreement, the Company shall promptly issue such Class B Units to the Earnout Participants (as such term is defined in the Business Combination Agreement) in accordance with the terms of the Business Combination Agreement. Section 2.7 of the Business Combination Agreement is incorporated and treated as part of this Agreement.

(ii)         Notwithstanding anything to the contrary, the Parties intend that, solely for U.S. federal (and applicable state and local) income tax purposes, (a) any such Class B Units to be issued to an Earnout Participant pursuant to Section 2.7 of the Business Combination Agreement shall be treated as having been issued in the form of an “Earnout Unit” (each, an “Earnout Unit”) at Closing, not received in connection with the performance of services, and shall be treated as having been converted into a Class B Unit at the time of such actual issuance of a Class B Unit pursuant to Section 2.7 of the Business Combination Agreement (any such deemed conversion, a “Conversion”), and (b) no such Earnout Participant shall be treated as having taxable income or gain as a result of such deemed issuance of such Earnout Units at Closing or as a result of the Conversion thereof (if any) (other than as a result of corrective allocations made pursuant to Section 5.05(i)). The Company shall prepare and file all tax returns consistent therewith unless otherwise required by a final “determination” within the meaning of Section 1313 of the Code. For the avoidance of doubt, subject to the definition of “Carrying Value”, Section 5.05(i) and this Section 7.03(d), an Earnout Unit shall not be treated as an outstanding “Unit” for purposes of this Agreement.

Annex H-27

(e)         Equity Subdivisions and Combinations.

(i)          The Company shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Equity Interests of the Company unless accompanied by an identical subdivision or combination, as applicable, of the outstanding related class or series of Equity Interest of the Managing Member, with corresponding changes made with respect to any other exchangeable or convertible Equity Interests of the Company and the Managing Member.

(ii)         Except as provided in Section 7.03(g), the Managing Member shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of any class or series of Equity Interest of the Managing Member, unless accompanied by an identical subdivision or combination, as applicable, of the outstanding related class or series of Equity Interest of the Company, with corresponding changes made with respect to any applicable exchangeable or convertible Equity Interests of the Company and the Managing Member.

(f)          General Authority. For the avoidance of doubt, but subject to Section 7.01, Section 7.02 and Section 7.03, the Company and the Managing Member shall be permitted to undertake all actions, including an issuance, redemption, reclassification, distribution, division or recapitalization, with respect to the Class A Units and/or Class B Units as the Managing Member determines is necessary to maintain at all times a one-to-one ratio between (i) the number of Class A Units owned by the Managing Member, directly or indirectly, and the number of outstanding shares of Class A Common Stock and Class C Common Stock, and (ii) the number of outstanding shares of Class B Common Stock and Class D Common Stock held by any Member other than the Managing Member and the number of Class B Units held by such Member disregarding, for purposes of maintaining the one-to-one ratio in clause (i), (A) options, rights or securities of the Managing Member issued under any plan involving the issuance of any Equity Interests that are convertible into or exercisable or exchangeable for shares of Class A Common Stock or Class C Common Stock, (B) treasury stock, or (C) preferred stock or other debt or equity securities (including warrants, options or rights) issued by the Managing Member that are convertible or into or exercisable or exchangeable for shares of Class A Common Stock or Class C Common Stock (but in each case prior to such conversion, exercise or exchange).

(g)         Notwithstanding anything to the contrary in this Agreement, if the Managing Member (i) receives Tax Distributions in an amount in excess of the amount necessary to enable the Managing Member to meet its U.S. federal, state and local and non-U.S. tax obligations, its obligations under the Tax Receivable Agreement, and any other operating expenses or (ii) holds any other excess cash amount, the Managing Member may, in its sole discretion, (i) distribute such excess cash amount to its shareholders or (ii) contribute such excess cash amount to the Company in exchange for a number of Units or other Equity Securities of the Company determined in its sole discretion, and in such case, the Company may distribute to the holders of Class A Common Stock and Class C Common Stock an amount of shares of Class A Common Stock or Class C Common Stock, (if the Company issues Units to the Managing Member) or such other Equity Security of the Managing Member (if the Company issues Equity Securities of the Company other than Units) corresponding to the Equity Securities issued by the Company and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company that were issued to the Managing Member.

ARTICLE VIII
TRANSFER RESTRICTIONS

8.01            Member Transfers

(a)         Except as otherwise agreed to in writing between the Managing Member and the applicable Member and reflected in the books and records of the Company or as otherwise provided in this Article VIII or in any Certificate of Designations, no Member or Assignee thereof may Transfer all or any portion of its Units or other interest in the Company (or beneficial interest therein) without the prior consent of the Managing Member, which consent may be given or withheld, or made subject to such conditions (including, without limitation, the receipt of such legal opinions and other documents that the Managing Member may require) as are determined

Annex H-28

by the Managing Member, in each case in the Managing Member’s sole discretion, and which consent may be in the form of a plan or program entered into or approved by the Managing Member, in its sole discretion; provided that any such consent with respect to a Transfer of preferred Units shall not be unreasonably withheld, conditioned or denied by the Managing Member. Any such determination in the Managing Member’s sole discretion in respect of Units (other than preferred Units) shall be final and binding. Such determinations with respect of Units (other than preferred Units) need not be uniform and may be made selectively among Members, whether or not such Members are similarly situated, and shall not constitute the breach of any duty hereunder or otherwise existing at law, in equity or otherwise. Any purported Transfer of Units that is not in accordance with, or subsequently violates, this Agreement shall be, to the fullest extent permitted by law, null and void. If a Member transfers all or a portion of its Class B Units to a transferee in compliance with this Agreement, the Member shall surrender a number of shares of Class B Common Stock or Class D Common Stock to the Managing Member equal to the number of transferred Class B Units, such shares of Class B Common Stock or Class D Common Stock will be immediately cancelled, and the Managing Member shall issue the same number of shares of Class B Common Stock or Class D Common Stock (to the extent permitted by the Managing Member Charter) to such transferee upon its admittance to the Company as a Member.

(b)         Notwithstanding anything otherwise to the contrary in this Section 8.01, without the consent of the Managing Member or any other Person, each Member that is a Member holding at least 5% of the Class A Percentage Interest or Class B Percentage Interest, as applicable, may Transfer all or any portion of its Class A Units or Class B Units, as applicable, in a Transfer that complies with Section 8.04, unless the Managing Member timely and reasonably objects in accordance with Section 8.04, so long as such transfer does not increase the number of Members of the Company.

(c)         Notwithstanding anything otherwise to the contrary in this Section 8.01, each Member may Transfer Units in an Exchange pursuant to, and in accordance with, Article XI; provided that in the case of any Member other than a Member holding at least 5% of the Class A Percentage Interest or Class B Percentage Interest, as applicable, that such Exchange shall be effected in compliance with reasonable policies that the Managing Member may adopt or promulgate from time to time and advise the Members of in writing (including policies requiring the use of designated administrators or brokers) in its reasonable discretion; provided, further, that if such policies conflict with the terms of Article XI , the provisions of Article XI shall apply in lieu thereof to any Exchange to the extent of such conflict.

(d)         Notwithstanding anything otherwise to the contrary in this Section 8.01, (i) a Member that is a natural person may Transfer all or any portion of his or her Units without consideration to any member of his or her Family Group or (ii) a Member that is an entity may Transfer all or any portion of its Units to any Affiliate of such Member (including any partner, shareholder or member controlling or under common control with such Member and Affiliated investment fund or vehicle of such Member) and (iii) the Managing Member may implement other policies and procedures to permit the Transfer of Units by the other Members for personal planning purposes and any such Transfer effected in compliance with such policies and procedures shall not require the prior consent of the Managing Member, in the case of each of (i), (ii) and (iii), in a Transfer that complies with Section 8.04.

8.02            Mandatory Exchanges. The Managing Member may in its sole discretion at any time and from time to time, without the consent of any Member or other Person, cause to be Transferred to the Managing Member in an Exchange pursuant to Article XI any and all Units, except for (a) Units held by any Member holding at least 5% of the Class A Percentage Interest or Class B Percentage Interest, as applicable and (b) preferred Units. Any such determinations by the Managing Member need not be uniform and may be made selectively among Members, whether or not such Members are similarly situated.

8.03            Encumbrances. No Member or Assignee may create an Encumbrance with respect to all or any portion of its Units (or any beneficial interest therein) other than Encumbrances that run in favor of the Member unless the Managing Member consents in writing thereto, which consent may be given or withheld, or made subject to such conditions as are determined by the Managing Member, in the Managing Member’s sole discretion. Consent of the Managing Member shall be withheld until the holder of the Encumbrance acknowledges the terms and conditions of this Agreement. Any purported Encumbrance that is not in accordance with this Agreement shall be, to the fullest extent permitted by law, null and void.

Annex H-29

8.04            Further Restrictions.

(a)         Units issued from time to time after the date of this Agreement, including Units issued under equity incentive plans of the Company or the Managing Member (or upon settlement of awards granted under such plans), may be subject to such additional or other terms and conditions, including with regard to vesting, forfeiture, minimum retained ownership and Transfer, as may be agreed between the Managing Member and the applicable Member and reflected in the books and records of the Company. Such requirements, provisions and restrictions need not be uniform and may be waived or released by the Managing Member in its sole discretion with respect to all or a portion of the Units owned by any one or more Members at any time and from time to time, and shall not constitute the breach of any duty hereunder or otherwise existing at law, in equity or otherwise.

(b)         Notwithstanding any contrary provision in this Agreement, in no event may any Transfer of a Unit (other than in accordance with Article XI) be made by any Member or Assignee if the Managing Member determines that:

(i)          such Transfer is made to any Person who lacks the legal right, power or capacity to own such Unit;

(ii)         except pursuant to an Exchange pursuant to Article XI, such Transfer would require the registration of such transferred Unit or of any Class pursuant to any applicable U.S. federal or state securities laws (including, without limitation, the Securities Act or the Exchange Act) or other non-U.S. securities laws (including Canadian provincial or territorial securities laws) or would constitute a non-exempt distribution pursuant to applicable provincial or state securities laws;

(iii)        such Transfer would cause (i) all or any portion of the assets of the Company to (A) constitute “plan assets” (under ERISA, the Code or any applicable Similar Law) of any existing or contemplated Member, or (B) be subject to the provisions of ERISA, Section 4975 of the Code or any applicable Similar Law, or (ii) the Managing Member to become a fiduciary with respect to any existing or contemplated Member, pursuant to ERISA, any applicable Similar Law, or otherwise;

(iv)        to the extent requested by the Managing Member, the Company does not receive such legal and/or tax opinions and written instruments (including, without limitation, copies of any instruments of Transfer and such Assignee’s consent to be bound by this Agreement as an Assignee) that are in a form reasonably satisfactory to the Managing Member; or

(v)         the Managing Member shall reasonably determine that such Transfer would pose a material risk that the Company would be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code and the regulations promulgated thereunder.

All determinations with respect to this Section 8.04 shall be made by the Managing Member in its sole discretion; provided, however, that all such determinations with respect to a Member holding at least 5% of the Class A Percentage Interest or Class B Percentage Interest, as applicable, shall be made by the Managing Member exercising its reasonable discretion.

(c)         In addition, notwithstanding any contrary provision in this Agreement, to the extent the Managing Member shall reasonably determine that interests in the Company do not meet the requirements of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704- 1(h)(3), provided that, for such purpose, the Company and the Managing Member shall assume that each Original Member is treated as a single partner within the meaning of Regulations Section 1.7704 1(h) (determined taking into account the rules of Regulations Section 1.7704-1(h)(3)) unless otherwise required by applicable Law), the Managing Member may impose such restrictions on the Transfer of Units or other interests in the Company as the Managing Member may reasonably determine to be necessary or advisable so that the Company is not treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code and the regulations promulgated thereunder.

(d)         Transfers of Units (other than (i) pursuant to an Exchange pursuant to Article XI or (ii) a Transfer of preferred Units) that are otherwise permitted by this Article VIII may only be made on the first day of a fiscal quarter of the Company, unless the Managing Member otherwise agrees.

Annex H-30

(e)         To the fullest extent permitted by law, any Transfer in violation of this Article VIII shall be deemed null and void ab initio and of no effect.

(f)          Promptly following the occurrence of any Transfer, the Company shall cause Exhibit A to this Agreement to be updated to reflect the occurrence of such Transfer.

8.05            Rights of Assignees. Subject to Section 8.04b), the Transferee of any permitted Transfer pursuant to this Article VIII will be an assignee only (“Assignee”), and only will receive, to the extent transferred, the distributions and allocations of income, gain, loss, deduction, credit or similar item to which the Member which transferred its Units would be entitled, and such Assignee will not be entitled or enabled to exercise any other rights or powers of a Member, such other rights, and all obligations relating to, or in connection with, such interest remaining with the transferring Member. The transferring Member will remain a Member even if it has transferred all of its Units to one or more Assignees until such time as the Assignee(s) is admitted to the Company as a Member pursuant to Section 8.07.

8.06            Admissions, Resignations and Removals

(a)         No Person may be admitted to the Company as an additional Managing Member or substitute Managing Member without the prior written consent of each incumbent Managing Member, which consent may be given or withheld, or made subject to such conditions as are determined by each incumbent Managing Member, in each case in the sole discretion of each incumbent Managing Member. A Managing Member will not be entitled to resign as a Managing Member of the Company unless another Managing Member shall have been admitted hereunder (and not have previously been removed or resigned).

(b)         No Member will be removed or entitled to resign from being a Member of the Company except in accordance with Section 8.08 hereof. Any additional Managing Member or substitute Managing Member admitted as a Managing Member of the Company pursuant to this Section 8.06 is hereby authorized to, and shall, continue the Company without dissolution.

(c)         Except as otherwise provided in Article IX or the Act, no admission, substitution, resignation or removal of a Member will cause the dissolution of the Company. To the fullest extent permitted by law, any purported admission, resignation or removal that is not in accordance with this Agreement shall be null and void.

8.07            Admission of Assignees as Substitute Members. An Assignee will become a substitute Member only if and when each of the following conditions is satisfied:

(a)         the Managing Member consents in writing to such admission, which consent may be given or withheld, or made subject to such conditions as are determined by the Managing Member, in each case in the Managing Member’s sole discretion, provided that with respect to an Assignee of preferred Units, the Managing Member shall not unreasonably withhold, condition or delay such consent;

(b)         if required by the Managing Member, the Managing Member receives written instruments (including, without limitation, copies of any instruments of Transfer and such Assignee’s consent to be bound by this Agreement as a substitute Member) that are in a form satisfactory to the Managing Member (as determined in its sole discretion, in the case of an Assignee of Units other than preferred Units, and as reasonably determined by the Managing Member, in the case of preferred Units);

(c)         if required by the Managing Member, the Managing Member receives an opinion of counsel satisfactory to the Managing Member to the effect that such Transfer is in compliance with this Agreement and all applicable Law; and

(d)         if required by the Managing Member, the parties to the Transfer, or any one of them, pays all of the Company’s reasonable expenses connected with such Transfer (including, but not limited to, the reasonable legal and accounting fees of the Company).

8.08            Resignation and Removal of Members. Subject to Section 8.05, if a Member (other than the Managing Member) ceases to hold any Units then such Member shall cease to be a Member and to have the power to exercise any rights or powers of a member of the Company, and shall be deemed to have resigned from the Company.

Annex H-31

8.09            Withholding. In the event any transfer is permitted pursuant to this ARTICLE VIII, the transferring parties shall demonstrate to the satisfaction of the Managing Member either that no withholding is required in connection with such transfer under applicable U.S. federal, state, local or non-U.S. law (including under Section 1445 or 1446 of the Code) or that any amounts required to be withheld in connection with such transfer under applicable U.S. federal, state, local or non-U.S. law (including under Section 1446 of the Code, other than by reason of Section 1446(f)(4)) have been so withheld.

8.10            Allocations in Respect of Transferred Units. Profits or Losses shall be allocated to the Members of the Company so as to take into account the varying interests of the Members in the Company using an “interim closing of the books” method in a manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder. If during any taxable year there is any other change in any Member’s Units in the Company, the Company shall allocate the Profits or Losses to the Members of the Company so as to take into account the varying interests of the Members in the Company using an “interim closing of the books” method in a manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder; provided, however, that such allocations may instead be made in another manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder and that is selected by the Managing Member in consultation with the Original Member Representative.

ARTICLE IX
DISSOLUTION, LIQUIDATION AND TERMINATION

9.01            No Dissolution. Except as required by the Act, the Company shall not be dissolved by the admission of additional Members or resignation of Members in accordance with the terms of this Agreement. The Company may be dissolved, liquidated, wound up and terminated only pursuant to the provisions of this Article IX, and the Members hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company assets.

9.02            Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events:

(a)         the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act upon the finding by a court of competent jurisdiction that it is not reasonably practicable to carry on the business of the Company in conformity with this Agreement;

(b)         any event which makes it unlawful for the business of the Company to be carried on by the Members;

(c)         the written consent of all Members;

(d)         at any time there are no Members, unless the Company is continued in accordance with the Act; or

(e)         the determination of the Managing Member in its reasonable discretion; provided that in the event of a dissolution pursuant to this clause (e), the relative economic rights of each Class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to distributions made to Members pursuant to Section 9.03 below in connection with the winding up of the Company, taking into consideration tax and other legal constraints that may adversely affect one or more parties hereto and subject to compliance with applicable laws and regulations, unless, and to the extent that, with respect to any Class of Units, holders of not less than 90% of the Units of such Class consent in writing to a treatment other than as described above.

9.03            Distribution upon Dissolution. Upon dissolution, the Company shall not be terminated and shall continue until the winding up of the affairs of the Company is completed. Upon the winding up of the Company, the Managing Member, or any other Person designated by the Managing Member (the “Liquidation Agent”), shall take full account of the assets and liabilities of the Company and shall, unless the Managing Member determines otherwise, liquidate the assets of the Company as promptly as is consistent with obtaining the fair value thereof. The proceeds of any liquidation shall be applied and distributed in the following order:

(a)         First, to the satisfaction of debts and liabilities of the Company (including satisfaction of all indebtedness to Members and/or their Affiliates to the extent otherwise permitted by law) including the expenses of liquidation, and including the establishment of any reserve which the Liquidation Agent shall deem

Annex H-32

reasonably necessary for any contingent, conditional or unmatured contractual liabilities or obligations of the Company (“Contingencies”). Any such reserve may be paid over by the Liquidation Agent to any attorney-at-law, or acceptable party, as escrow agent, to be held for disbursement in payment of any Contingencies and, at the expiration of such period as shall be deemed advisable by the Liquidation Agent for distribution of the balance in the manner hereinafter provided in this Section 9.03; and

(b)         The balance, if any, to the Members in accordance with Section 4.02.

9.04            Time for Liquidation. A reasonable amount of time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Liquidation Agent to minimize the losses attendant upon such liquidation.

9.05            Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the holders of Units in the manner provided for in this Article IX, and the Certificate shall have been cancelled in the manner required by the Act.

9.06            Claims of the Members. The Members shall look solely to the Company’s assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members shall have no recourse against the Company or any other Member or any other Person. No Member with a negative balance in such Member’s Capital Account shall have any obligation to the Company or to the other Members or to any creditor or other Person to restore such negative balance during the existence of the Company, upon dissolution or termination of the Company or otherwise, except to the extent required by the Act.

9.07            Survival of Certain Provisions. Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 5.07, 10.01, 10.02, 12.09 and 12.10 shall survive the termination of the Company.

ARTICLE X
LIABILITY AND INDEMNIFICATION

10.01          Liability of Members

(a)         No Member and no Affiliate, manager, member, employee or agent of a Member shall be liable for any debt, obligation or liability of the Company or of any other Member or have any obligation to restore any deficit balance in its Capital Account solely by reason of being a Member of the Company, except to the extent required by the Act.

(b)         This Agreement is not intended to, and does not, create or impose any duty (including any fiduciary duty) on any of the Members (including without limitation, the Managing Member) hereto or on their respective Affiliates. Further, notwithstanding any other provision of this Agreement or any duty otherwise existing at law or in equity, the parties hereto agree that (i) no Member shall, to the fullest extent permitted by law, have duties (including fiduciary duties) to any other Member or to the Company, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement and (ii) the Managing Member shall not, to the fullest extent permitted by law, have duties (including fiduciary duties) to any Member or to the Company; provided, however, that each Member and each Manager shall have the duty to act in accordance with the implied contractual covenant of good faith and fair dealing.

(c)         To the extent that, at law or in equity, any Member (including without limitation, the Managing Member) has duties (including fiduciary duties) and liabilities relating thereto to the Company, to another Member or to another Person who is a party to or is otherwise bound by this Agreement, the Members (including without limitation, the Managing Member) acting under this Agreement will not be liable to the Company, to any such other Member or to any such other Person who is a party to or is otherwise bound by this Agreement, for their good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities relating thereto of any Member (including without limitation, the Managing Member) otherwise existing at law or in equity, are agreed by the Members to replace to that extent such other duties and liabilities of the Members relating thereto (including without limitation, the Managing Member).

Annex H-33

(d)         The Managing Member may consult with legal counsel, accountants and financial or other advisors selected by it, and any act or omission taken by the Managing Member on behalf of the Company or in furtherance of the interests of the Company in good faith in reliance upon and in accordance with the advice of such Person as to matters the Managing Member reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion or advice, and the Managing Member will be fully protected in so acting or omitting to act so long as such counsel or accountants or financial or other advisors were selected with reasonable care.

(e)         Notwithstanding any other provision of this Agreement or otherwise applicable provision of law or equity, whenever in this Agreement the Managing Member is permitted or required to make a decision (i) in its “sole discretion” or under a grant of similar authority or latitude, the Managing Member shall be entitled to consider such interests and factors as the Managers desire, including their own interests, and shall, to the fullest extent permitted by applicable Law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or the Members, or (ii) in its “good faith” or under another expressed standard, the Managing Member shall act under such express standard and shall not be subject to any other or different standards.

10.02          Indemnification.

(a)         Exculpation and Indemnification. Notwithstanding any other provision of this Agreement, whether express or implied, to the fullest extent permitted by law, no Indemnitee shall be liable to the Company or any Member for any act or omission in relation to the Company or this Agreement or any transaction contemplated hereby taken or omitted by an Indemnitee unless such Indemnitee’s conduct constituted fraud, bad faith or willful misconduct. To the fullest extent permitted by law, as the same exists or hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), the Company shall indemnify any Indemnitee who was or is made or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (brought in the right of the Company or otherwise), whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal (hereinafter a “Proceeding”), including appeals, by reason of his or her or its status as an Indemnitee or by reason of any action alleged to have been taken or omitted to be taken by Indemnitee in such capacity, for and against all loss and liability suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred by such Indemnitee in connection with such action, suit or proceeding, including appeals; provided that such Indemnitee shall not be entitled to indemnification hereunder if, but only to the extent that, such Indemnitee’s conduct constituted fraud, bad faith or willful misconduct. Notwithstanding the preceding sentence, except as otherwise provided in Section 10.02(c), the Company shall be required to indemnify an Indemnitee in connection with any action, suit or proceeding (or part thereof) (i) commenced by such Indemnitee only if the commencement of such action, suit or proceeding (or part thereof) by such Indemnitee was authorized by the Managing Member, and (ii) by or in the right of the Company only if the Managing Member has provided its prior written consent. The indemnification of an Indemnitee of the type identified in clause (e) of the definition of Indemnitee shall be secondary to any and all indemnification to which such Indemnitee is entitled from the relevant other Person (including any payment made to such Indemnitee under any insurance policy issued to or for the benefit of such Person or Indemnitee) (the “Primary Indemnification”), and will only be paid to the extent the Primary Indemnification is not paid and/or does not provide coverage (e.g., a self-insured retention amount under an insurance policy). No such Person shall be entitled to contribution or indemnification from or subrogation against the Company. The indemnification of any other Indemnitee shall, to the extent not in conflict with such policy, be secondary to any and all payment to which such Indemnitee is entitled from any relevant insurance policy issued to or for the benefit of the Company or any Indemnitee.

(b)         Advancement of Expenses. To the fullest extent permitted by law, the Company shall promptly pay reasonable expenses (including attorneys’ fees) incurred by any Indemnitee in appearing at, participating in or defending any Proceeding in advance of the final disposition of such Proceeding, including appeals, upon presentation of an undertaking on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 10.02 or otherwise. Notwithstanding the preceding sentence, except as otherwise provided in Section 10.02(c), the Company shall be required to pay expenses of an Indemnitee in connection with any Proceeding (or part thereof) (i) commenced by such Indemnitee only if the commencement of such action, suit or proceeding (or part thereof) by such Indemnitee was authorized by the Managing Member and (ii) by or in the right of the Company only if the Managing Member has provided its prior written consent.

Annex H-34

(c)         Unpaid Claims. If a claim for indemnification (following the final disposition of such Proceeding) or advancement of expenses under this Section 10.02 is not paid in full within 30 days after a written claim therefor by any Indemnitee has been received by the Company, such Indemnitee may file proceedings to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that such Indemnitee is not entitled to the requested indemnification or advancement of expenses under applicable Law.

(d)         Insurance. (i) To the fullest extent permitted by law, the Company may purchase and maintain insurance on behalf of any person described in Section 10.02a) against any liability asserted against such person, whether or not the Company would have the power to indemnify such person against such liability under the provisions of this Section 10.02 or otherwise.

(i)          In the event of any payment by the Company under this Section 10.02, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee from any relevant other Person or under any insurance policy issued to or for the benefit of the Company, such relevant other Person, or any Indemnitee. Each Indemnitee agrees to execute all papers required and take all action necessary to secure such rights, including the execution of such documents as are necessary to enable the Company to bring suit to enforce any such rights in accordance with the terms of such insurance policy or other relevant document. The Company shall pay or reimburse all expenses actually and reasonably incurred by the Indemnitee in connection with such subrogation.

(ii)         The Company shall not be liable under this Section 10.02 to make any payment of amounts otherwise indemnifiable hereunder (including, but not limited to, judgments, fines and amounts paid in settlement, and excise taxes with respect to an employee benefit plan or penalties) if and to the extent that the applicable Indemnitee has otherwise actually received such payment under this Section 10.02 or any insurance policy, contract, agreement or otherwise.

(e)         Non-Exclusivity of Rights. The provisions of this Section 10.02 shall be applicable to all actions, claims, suits or proceedings made or commenced after the date of this Agreement, whether arising from acts or omissions to act occurring before or after its adoption. The provisions of this Section 10.02 shall be deemed to be a contract between the Company and each person entitled to indemnification under this Section 10.02 (or legal representative thereof) who serves in such capacity at any time while this Section 10.02 and the relevant provisions of applicable Law, if any, are in effect, and any amendment, modification or repeal hereof shall not affect any rights or obligations then existing with respect to any state of facts or any action, suit or proceeding then or theretofore existing, or any action, suit or proceeding thereafter brought or threatened based in whole or in part on any such state of facts. If any provision of this Section 10.02 shall be found to be invalid or limited in application by reason of any law or regulation, it shall not affect the validity of the remaining provisions hereof. The rights of indemnification provided in this Section 10.02 shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted by contract, this Agreement or as a matter of law, both as to actions in such person’s official capacity and actions in any other capacity, it being the policy of the Company that indemnification of any person whom the Company is obligated to indemnify pursuant to Section 10.02a) shall be made to the fullest extent permitted by law.

For purposes of this Section 10.02, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries.

This Section 10.02 shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, and purchase and maintain insurance on behalf of, persons other than persons described in Section 10.02a).

Annex H-35

ARTICLE XI
EXCHANGE OF PAIRED INTERESTS

11.01          Exchange Procedure.

(a)         From and after 180 days following the date of the consummation of the transactions described in the Managing Member’s Registration Statement on Form S-4 (File No. [__]), each holder of Class B Units (other than the Managing Member) (each, a “Holder”) shall be entitled, upon the terms and subject to the conditions of this Article XI, to surrender such Holder’s Paired Interests to the Company in exchange for the delivery of the Stock Exchange Payment or, at the election of the Managing Member, the Cash Exchange Payment (such exchange, a “Redemption” and, together with a Direct Exchange (as defined below), an “Exchange”); provided that, absent a waiver by the Managing Member, any such Exchange is for a minimum of the lesser of (i) [_____] Class B Units (which minimum shall be equitably adjusted in accordance with any adjustments to the Exchange Rate) and (ii) all of the Class B Units held by such Holder.

(b)         Each Holder shall exercise its right to make an Exchange as set forth in Section 11.01(a) by delivering to the Company, with a copy to the Managing Member, a written election of exchange in respect of the Paired Interests to be exchanged substantially in the form of Exhibit A hereto (an “Exchange Notice”) in accordance with this Section 11.01(b). A Holder may deliver an Exchange Notice with respect to an Unrestricted Exchange at any time, and, in any other case, during the Quarterly Exchange Notice Period preceding the desired Exchange Date. An Exchange Notice with respect to an Unrestricted Exchange may specify that the Exchange is to be contingent (including as to timing) upon, among other things, (i) the consummation of a purchase by another Person (whether in a tender or exchange offer, an underwritten offering or otherwise) of the shares of Class A Common Stock or Class C Common Stock into which the Exchanged Units are exchangeable, or contingent (including as to timing) upon the closing of an announced merger, consolidation or other transaction or event in which such shares of Class A Common Stock or Class C Common Stock would be exchanged or converted or become exchangeable for or convertible into, cash or other securities or property, (ii) the filing and substantially concurrent effectiveness of a resale registration statement if the applicable Holder possesses registration rights, and (iii) no Exchange Blackout Period being in effect on the Exchange Date. Notwithstanding anything to the contrary contained in this Article XI, if, in connection with an Exchange in accordance with this Section 11.01, a filing is required under the HSR Act, then the Exchange Date with respect to all Exchanged Units which would be exchanged into shares of Class A Common Stock or Class C Common Stock resulting from such Exchange shall be delayed until the earlier of (i) such time as the required filing under the HSR Act has been made and the waiting period applicable to such Exchange under the HSR Act shall have expired or been terminated or (ii) such filing is no longer required, at which time such Exchange shall automatically occur without any further action by the holders of any such Exchanged Units. Each Holder and the Managing Member agree to promptly take all actions required to make such filing under the HSR Act and the filing fee for such filing shall be paid by the Managing Member.

(c)         Within three (3) Business Days of the giving of an Exchange Notice, the Managing Member, on behalf of the Company, may elect to settle all or a portion of the Exchange in cash in an amount equal to the Cash Exchange Payment (in lieu of shares of Class A Common Stock) by giving written notice of such election to the Exchanging Member within such three (3) Business Day period (such notice, the “Cash Exchange Notice”). The Cash Exchange Notice shall set forth the portion of the Exchanged Units which will be exchanged for cash in lieu of Class A Common Stock. Any portion of the Exchange not settled for a Cash Exchange Payment shall be settled for a Stock Exchange Payment.

(d)         The Exchanging Member may elect to retract its Exchange Notice with respect to an Unrestricted Exchange by giving written notice of such election to the Company, with a copy to the Managing Member, no later than one Business Day prior to the Exchange Date. Subject to the last two sentences of this Section 11.01(d), if, in the case of an Exchange that is not an Unrestricted Exchange, the Cash Exchange Class A 5-Day VWAP (determined treating the final date of such period as the Exchange Date) decreases by more than 10% from the Cash Exchange Class A 5-Day VWAP (determined treating the final date of such period as the date of delivery of an Exchange Notice), the Exchanging Member may elect to retract its Exchange Notice by giving written notice of such election (a “Restricted Retraction Notice”) to the Company, with a copy to the Managing Member, no later than three Business Days prior to the Exchange Date. The giving of any notice pursuant to this Section 11.01(d) shall terminate all of the Exchanging Member’s, the Managing Member’s and the Company’s rights and obligations under this Article XI arising from the retracted Exchange Notice (but not, for the avoidance of doubt, from any Exchange Notice not retracted or that may be delivered in the future). An Exchanging Member may deliver

Annex H-36

a Restricted Retraction Notice only once in every 12-month period (and any additional Restricted Retraction Notice delivered by such Exchanging Member within such 12-month period shall be deemed null and void ab initio and ineffective with respect to the revocation of the Exchange specified therein). An Exchanging Member who revokes an Exchange pursuant to a Restricted Retraction Notice may not participate in the Exchange to occur on the next Quarterly Exchange Date immediately following the Quarterly Exchange Date with respect to which the Restricted Retraction Notice pertains.

(e)          Notwithstanding anything to the contrary in this Article XI, if the Managing Member closes an underwritten distribution of the shares of Class A Common Stock and the Members (other than, or in addition to, the Managing Member) were entitled to resell shares of Class A Common Stock in connection therewith (by the exercise by such Members of Exchange rights or otherwise) (a “Secondary Offering”), then the immediately succeeding Quarterly Exchange Date shall be automatically cancelled and of no force or effect (and no Member shall be entitled to exercise its Exchange right or deliver a Quarterly Exchange Date Notice with respect to an Exchange that is not an Unrestricted Exchange in respect of such Quarterly Exchange Date). Notwithstanding anything to the contrary in this Article XI, (i) for so long as the Company does not meet the requirements of the Private Placement Safe Harbor, any Secondary Offering (other than that pursuant to which all Exchanges are Unrestricted Exchanges) shall only be undertaken if, during the applicable taxable year, the total number of Quarterly Exchange Dates and prior Secondary Offerings (other than any pursuant to which all Exchanges are Unrestricted Exchanges) on which Exchanges occur is three or fewer and (ii) the Company and the Managing Member on shall not be deemed to have failed to comply with their respective obligations under the Investor Rights Agreement (as defined in the Business Combination Agreement) if a Secondary Offering cannot be undertaken due to the restriction set forth in the preceding clause (i).

11.02          Exchange Payment.

(a)         The Exchange shall be consummated on the Exchange Date.

(b)         On the Exchange Date (to be effective immediately prior to the close of business on the Exchange Date), in the case of a Redemption, (i) the Managing Member shall contribute to the Company, for delivery to the Exchanging Member, (x) the Stock Exchange Payment with respect to any Exchanged Units not subject to a Cash Exchange Notice and (y) the Cash Exchange Payment with respect to any Exchanged Units subject to a Cash Exchange Notice, (ii) the Exchanging Member shall transfer and surrender the Exchanged Units to the Company (provided that the Exchanging Member shall surrender the corresponding number of shares of Class B Common Stock or Class D Common Stock to the Managing Member and the Managing Member shall cancel such shares) free and clear of all liens and encumbrances, (iii) the Company shall issue to the Managing Member a number of Class A Units equal to the number of Exchanged Units surrendered pursuant to clause (ii), (iv) solely to the extent necessary in connection with a Redemption, the Managing Member shall undertake all actions, including an issuance, reclassification, distribution, division or recapitalization, with respect to the Class A Common Stock to maintain a one-to-one ratio between the number of Class A Units owned by the Managing Member, directly or indirectly, and the number of outstanding shares of Class A Common Stock and Class C Common Stock, taking into account the issuance in clause (iii), any Stock Exchange Payment, and any other action taken in connection with this Section 11.02 and (v) the Company shall (x) cancel the redeemed Exchanged Units and (y) transfer to the Exchanging Member the Cash Exchange Payment and/or the Stock Exchange Payment, as applicable.

(c)         On the Exchange Date (to be effective immediately prior to the close of business on the Exchange Date), in the case of a Direct Exchange, (i) the Managing Member shall deliver to the Exchanging Member, (x) the Stock Exchange Payment with respect to any Exchanged Units not subject to a Cash Exchange Notice and (y) the Cash Exchange Payment with respect to any Exchanged Units subject to a Cash Exchange Notice, (ii) the Exchanging Member shall transfer to the Managing Member the Exchanged Units and the corresponding shares of Class B Common Stock or Class D Common Stock or any combination thereof (it being understood that the Managing Member shall cancel the surrendered shares of Class B Common Stock or Class D Common Stock), free and clear of all liens and encumbrances, and (iii) solely to the extent necessary in connection with a Direct Exchange, the Managing Member shall undertake all actions, including an issuance, reclassification, distribution, division or recapitalization, with respect to the shares of Class A Common Stock and Class C Common Stock to maintain a one-to-one ratio between the number of Class A Units owned by the Managing Member, directly or indirectly, and the number of outstanding shares of Class A Common Stock and Class C Common Stock, any Stock Exchange Payment, and any other action taken in connection with this Section 11.02.

Annex H-37

11.03          Expenses and Restrictions.

(a)         Except as expressly set forth in this Article XI, the Company, the Managing Member and each Exchanging Member shall bear its own expenses in connection with the consummation of any Exchange, whether or not any such Exchange is ultimately consummated, except that the Company shall bear transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Exchange; provided, however, that if any shares of Class A Common Stock are to be delivered in a name other than that of the Exchanging Member that requested the Exchange, then such Exchanging Member and/or the Person in whose name such shares are to be delivered shall pay to the Company the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Exchange or shall establish to the reasonable satisfaction of the Company that such tax has been paid or is not payable.

(b)         Notwithstanding anything to the contrary herein, the Managing Member and the Company shall use commercially reasonable efforts to restrict issuances of Units in an amount sufficient for the Company to be eligible for the Private Placement Safe Harbor and, to the extent that the Managing Member or the Company determine that the Company does not meet the requirements of the Private Placement Safe Harbor at any point in any taxable year, the Managing Member or the Company may impose such restrictions on Exchanges during such taxable year as the Managing Member or the Company may determine to be necessary or advisable so that the Company is not treated as a “publicly traded partnership” under Section 7704 of the Code. Notwithstanding anything to the contrary herein, no Exchange shall be permitted (and, if attempted, shall be void ab initio) if, in the good faith determination of the Managing Member or the Company, such an Exchange would pose a material risk that the Company would be a “publicly traded partnership” under Section 7704 of the Code.

(c)         For the avoidance of doubt, and notwithstanding anything to the contrary herein, a Holder shall not be entitled to effect an Exchange to the extent the Managing Member determines that such Exchange (i) would be prohibited by law or regulation (including, without limitation, the unavailability of any requisite registration statement filed under the Securities Act or any exemption from the registration requirements thereunder) or (ii) would otherwise not be permitted under this Agreement or any other agreements with the Managing Member or its subsidiaries to which such Holder may be party or any written policies of the Managing Member related to unlawful or inappropriate trading applicable to its directors, officers or other personnel.

(d)         The Managing Member may adopt reasonable procedures for the implementation of the exchange provisions set forth in this Article XI, including, without limitation, procedures for the giving of notice of an election of exchange.

Section 11.04 Adjustment. The Exchange Rate shall be adjusted accordingly if there is: (a) any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Class A Units that is not accompanied by an identical subdivision or combination of the shares of Class A Common Stock and the Class C Common Stock or (b) any subdivision (by any stock split, stock dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock split, reclassification, reorganization, recapitalization or otherwise) of the shares of Class A Common Stock and Class C Common Stock that is not accompanied by an identical subdivision or combination of the Class A Units, in each case, except in connection with any such action pursuant to Section 11.02(b)(iv). If there is any reclassification, reorganization, recapitalization or other similar transaction in which the shares Class A Common Stock or the Class C Common Stock are converted or changed into another security, securities or other property, then upon any subsequent Exchange, an exchanging Holder shall be entitled to receive the amount of such security, securities or other property that such exchanging Holder would have received if such Exchange had occurred immediately prior to the effective time of such reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. Except as may be required in the immediately preceding sentence, no adjustments in respect of distributions shall be made upon the exchange of any Class B Unit.

Annex H-38

Section 11.05 Class A Common Stock and Class C Common Stock to be Issued.

(a)         The Managing Member shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock and Class C Common Stock, solely for the purpose of issuance upon an Exchange, such number of shares of Class A Common Stock and Class C Common Stock (as applicable) as may be deliverable upon any such Exchange; provided that nothing contained herein shall be construed to preclude the Company from satisfying its obligations in respect of the Exchange of the Exchanged Units by delivery of shares of Class A Common Stock or Class C Common Stock which are held in the treasury of the Managing Member or are held by the Company or any of their subsidiaries or by delivery of purchased shares of Class A Common Stock or Class C Common Stock (which may or may not be held in the treasury of the Managing Member or held by any subsidiary thereof), or by delivery of the Cash Exchange Payment. The Managing Member covenants that all shares of Class A Common Stock and Class C Common Stock issued upon an Exchange will, upon issuance, be validly issued, fully paid and non-assessable.

(b)         The Managing Member and the Company shall at all times ensure that the consummation by each of the Managing Member and the Company of the transactions contemplated by this Article XI (including, without limitation, the issuance of shares of Class A Common Stock and Class C Common Stock) have been duly authorized by all necessary corporate or limited liability company action, as the case may be, on the part of the Managing Member and the Company, including, but not limited to, all actions necessary to ensure that the acquisition of shares of Class A Common Stock and Class C Common Stock pursuant to the transactions contemplated hereby, to the fullest extent of the Board’s power and authority and to the extent permitted by law, shall not be subject to the restrictions of any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to this Agreement or the transactions contemplated by this Article XI.

(c)         The Managing Member and the Company agree that, to the extent that a registration statement under the Securities Act is effective and available for shares of Class A Common Stock to be delivered with respect to any Exchange, shares of Class A Common Stock that have been registered under the Securities Act shall be delivered in respect of such Exchange. In the event that any Exchange in accordance with this Article XI is to be effected at a time when any required registration has not become effective or otherwise is unavailable, upon the request and with the reasonable cooperation of the Holder requesting such Exchange, the Managing Member and the Company shall use commercially reasonable efforts to promptly facilitate such Exchange pursuant to any reasonably available exemption from such registration requirements. The Managing Member shall use commercially reasonable efforts to list the shares of Class A Common Stock required to be delivered upon any Exchange prior to such delivery upon each national securities exchange or inter-dealer quotation system upon which the outstanding Class A Common Stock may be listed or traded at the time of such delivery.

Section 11.06 Direct Exchange. Notwithstanding anything to the contrary in this Article XI, the Managing Member may, in its sole and absolute discretion, elect to effect on the Exchange Date the Exchange of Exchanged Units for the Cash Exchange Payment and/or the Stock Exchange Payment, as the case may be (and subject to the terms of Section 11.02(c) and (d)), through a direct exchange of such Exchanged Units and with such consideration between the Exchanging Member and the Managing Member (a “Direct Exchange”). Upon such Direct Exchange pursuant to this Section 11.06, the Managing Member shall acquire the Exchanged Units and shall be treated for all purposes of this Agreement as the owner of such Exchanged Units; provided that any such election by the Managing Member shall not relieve the Company of its obligation arising with respect to the applicable Exchange Notice. The Managing Member may, at any time prior to an Exchange Date, deliver written notice (a “Direct Exchange Election Notice”) to the Company and the applicable Exchanging Member setting forth its election to exercise its right to consummate a Direct Exchange; provided that such election does not prejudice the ability of the parties to consummate an Exchange or Direct Exchange on the Exchange Date. A Direct Exchange Election Notice may be revoked by the Managing Member at any time; provided that any such revocation does not prejudice the ability of the parties to consummate an Exchange or Direct Exchange on the Exchange Date. The right to consummate a Direct Exchange in all events shall be exercisable for all the Exchanged Units that would otherwise have been subject to an Exchange. Except as otherwise provided in this Section 11.06, a Direct Exchange shall be consummated pursuant to the same timeframe and in the same manner as the relevant Exchange would have been consummated had the Managing Member not delivered a Direct Exchange Election Notice.

Annex H-39

Section 11.07 Corporation Offer or Change of Control.

(a)          In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to the shares of Class A Common Stock and Class C Common Stock (a “Corporation Offer”) is proposed by the Managing Member or is proposed to the Managing Member or its stockholders and approved by the Board or is otherwise effected or to be effected with the consent or approval of the Board or the Managing Member will undergo a Change of Control, the Holders shall be permitted to deliver an Exchange Notice (which Exchange Notice shall be effective immediately prior to the consummation of such Corporation Offer or Change of Control (and, for the avoidance of doubt, shall be contingent upon such Corporation Offer or Change of Control and not be effective if such Corporation Offer or Change of Control is not consummated)). In the case of a Corporation Offer proposed by the Managing Member, the Managing Member shall use its reasonable best efforts to expeditiously and in good faith take all such actions and do all such things as are necessary or desirable to enable and permit the Holders to participate in such Corporation Offer to the same extent or on an economically equivalent basis as the holders of shares of Class A Common Stock or Class C Common Stock without discrimination.

(b)         The Managing Member shall send written notice to the Company and the Holders at least 30 days prior to the closing of the transactions contemplated by any Corporation Offer or the date of Change of Control notifying them of their rights pursuant to this Section 11.07 and setting forth (i) in the case of a Corporation Offer, (A) a copy of the written proposal or agreement pursuant to which such Corporation Offer will be effected, (B) the consideration payable in connection therewith, (C) the terms and conditions of transfer and payment and (D) the date and location of and procedures for selling Units or (B) in the case of a Change of Control, (A) a description of the event constituting such Change of Control, (B) the date of such Change of Control and (C) a copy of any written proposals or agreement relating thereto. In the event that the information set forth in such notice changes from that set forth in the initial notice, a subsequent notice shall be delivered by the Managing Member no less than seven days prior to the closing of the Corporation Offer or date of the Change of Control.

Section 11.08 Specific Performance. The Company and the Members (including the Managing Member) agree that irreparable damage would occur in the event that any of the provisions of this Article XI were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that such parties shall be entitled to specific performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 11.09 Tax Treatment. As required by the Code and the Treasury Regulations promulgated thereunder, the Managing Member, the Company and the applicable Exchange Member shall report any Exchange relating to such Exchange Member consummated hereunder as a taxable sale of the Exchanged Units (together with an equal number of shares of Class B Common Stock or Class D Common Stock) to the Managing Member in exchange for (a) the payment by the Managing Member of the Stock Exchange Payment, the Cash Exchange Payment, or other applicable consideration to the Exchanging Member and, if applicable, (b) corresponding payments under the Tax Receivable Agreement, and no such party shall take a contrary position on any income tax return, amendment thereof or communication with a taxing authority unless an alternate position is permitted under the Code and Treasury Regulations promulgated thereunder and the Managing Member consents in writing (such consent not to be unreasonably withheld, conditioned or delayed). Further, in connection with any Exchange consummated hereunder, the Company and/or the Managing Member shall use commercially reasonable efforts to provide the exchanging Holder with all reasonably necessary information to enable the exchanging Holder to file its income tax returns for the taxable year that includes such Exchange, including information with respect to Section 751 of the Code assets (including relevant information regarding “unrealized receivables” or “inventory items”) and Section 743(b) of the Code basis adjustments (in each case including estimates) as soon as reasonably practicable and in all events the Company and/or the Managing member shall provide such information within 90 days following the close of such taxable year. Within 30 days following the Exchange Date, the Managing Member shall deliver a Section 743 of the Code notification to the Company in accordance with Treasury Regulations Section 1.743-1(k)(2).

Section 11.10 Withholding. The Managing Member and the Company shall be entitled to deduct and withhold from any payments made to an Exchanging Member pursuant to any Exchange consummated under this Article XI all Taxes that each of the Managing Member and the Company is required to deduct and withhold with respect to such payments under the Code (and any other provision of applicable law, including, without limitation, under Section 1445 and Section 1446(f) of the Code). In connection with any Exchange, the Exchanging Member shall, to the extent it is legally entitled to deliver such form, deliver to the Managing Member or the Company, as applicable, a certificate, dated as of the Exchange Date, in a form reasonably acceptable to the Managing Member, certifying as

Annex H-40

to such Exchanging Member’s taxpayer identification number and that such Exchanging Member is a not a foreign person for purposes of Section 1445 and Section 1446(f) of the Code (which certificate may be an Internal Revenue Service Form W-9 if then sufficient for such purposes under applicable law) (such certificate, a “Non-Foreign Person Certificate”). If an Exchanging Member is unable to provide a Non-Foreign Person Certificate in connection with an Exchange, then (a) such Exchanging Member shall provide a certificate substantially in the form described in Treasury Regulations Section 1.1446(f)-2(c)(2)(ii)(B) or (b) the Company shall deliver a certificate reasonably acceptable to the Managing Member and substantially in the form described in Treasury Regulations Section 1.1446(f)-2(c)(2)(ii)(C), in each case, setting forth the liabilities of the Company allocated to the Exchanged Units subject to the Exchange under Section 752 of the Code, and the Managing Member or the Company, as applicable, shall be permitted to withhold on the amount realized by such Exchanging Member in respect of such Exchange as provided in Section 1446(f) of the Code and the Treasury Regulations promulgated thereunder. The Managing Member or the Company, as applicable, may at their sole discretion reduce the number of shares of Class A Common Stock or Class C Common Stock issued to a Holder in an Exchange in an amount that corresponds to the amount of the required withholding described in the immediately preceding sentence and all such amounts shall be treated as having been paid to such Holder.

Section 11.11 Independent Nature of Holders’ Rights and Obligations. The obligations of each Holder under this Article XI are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder under this Article XI. The decision of each Holder to enter into this Agreement has been made by such Holder independently of any other Holder. Nothing contained in this Article XI, and no action taken by any Holder pursuant to this Article XI, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Article XI. The Managing Member acknowledges that the Holders are not acting in concert or as a group under this Article XI, and the Managing Member agrees that it shall not assert any such claim with respect to such obligations or the transactions contemplated by this Article XI.

ARTICLE XII
MISCELLANEOUS

12.01          Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.02          Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service (delivery receipt requested), by electronic mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.02):

(a)     If to the Company, to:

Opal Fuels LLC

One North Lexington Avenue (14th Floor)

White Plains, New York 10601

Attn: General Counsel

with a copy (which shall not constitute notice) to:

Opal Fuels LLC

One North Lexington Avenue (14th Floor)

White Plains, New York 10601

Attn: Chief Financial Officer

(b)    If to any Member, to such Member
        at the address of such Member as set forth on Exhibit A

Annex H-41

12.03          Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by Law.

12.04          Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, executors, administrators, heirs, legal representatives and assigns.

12.05          Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. Unless otherwise specified, all references herein to “Articles,” “Sections” and paragraphs shall refer to corresponding provisions of this Agreement.

Each party hereto acknowledges and agrees that the parties hereto have participated collectively in the negotiation and drafting of this Agreement and that he or she or it has had the opportunity to draft, review and edit the language of this Agreement; accordingly, it is the intention of the parties that no presumption for or against any party arising out of drafting all or any part of this Agreement will be applied in any dispute relating to, in connection with or involving this Agreement. Accordingly, the parties hereby waive to the fullest extent permitted by law the benefit of any rule of law or any legal decision that would require that in cases of uncertainty, the language of a contract should be interpreted most strongly against the party who drafted such language.

12.06          Counterparts. This Agreement may be executed and delivered (including by email or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 12.06.

12.07          Further Assurances. Each Member shall perform all other acts and execute and deliver all other documents as may be necessary or appropriate to carry out the purposes and intent of this Agreement. In the event of any conflict between this Agreement and any Certificate of Designations, unless otherwise expressly set forth in such Certificate of Designations, the Certificate of Designations shall control.

12.08          Entire Agreement; Construction. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings, whether oral or written, pertaining thereto (including, without limitation, the Existing Agreement).

12.09          Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware.

12.10          Submission to Jurisdiction; Waiver of Jury Trial.

(a)         Any and all disputes which cannot be settled amicably with respect to this Agreement, including any action (at law or in equity), claim, litigation, suit, arbitration, hearing, audit, review, inquiry, proceeding or investigation or ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement or any matter arising out of or in connection with this Agreement and the rights and obligations arising hereunder or thereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder or thereunder brought by a party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Chancery Court, if such court shall not have jurisdiction, any federal court located in the State of Delaware, or, if neither of such courts shall have jurisdiction, any other Delaware state court. Each of the parties hereby irrevocably submits with regard to any such dispute for itself and in respect of its property, generally and unconditionally, to the sole and exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any dispute relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each party irrevocably consents to service of process in any dispute in any of the aforesaid courts by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized overnight delivery service, to such party at such party’s address referred to in Section 12.02. Each party hereby irrevocably and unconditionally waives, and agrees not to assert as a defense, counterclaim or otherwise,

Annex H-42

in any action brought by any party with respect to this Agreement (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 12.10; (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); or (iii) any objection which such party may now or hereafter have (A) to the laying of venue of any of the aforesaid actions arising out of or in connection with this Agreement brought in the courts referred to above; (B) that such action brought in any such court has been brought in an inconvenient forum and (C) that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts.

(b)         To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, or to such party’s property, each such party hereby irrevocably waives such immunity in respect of such party’s obligations with respect to this Agreement.

(c)          EACH PARTY ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY AGREEING TO THE CHOICE OF DELAWARE LAW TO GOVERN THIS AGREEMENT AND TO THE JURISDICTION OF DELAWARE COURTS IN CONNECTION WITH PROCEEDINGS BROUGHT HEREUNDER. THE PARTIES INTEND THIS TO BE AN EFFECTIVE CHOICE OF DELAWARE LAW AND AN EFFECTIVE CONSENT TO JURISDICTION AND SERVICE OF PROCESS UNDER 6 DEL. C. § 2708.

(d)         EACH PARTY, FOR ITSELF AND ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ACTIONS OF THE PARTIES OR THEIR RESPECTIVE AFFILIATES PURSUANT TO THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

12.11          Expenses. Except as otherwise specified in this Agreement, the Company shall be responsible for all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred by the Members and the Company in connection with the preparation, negotiation, and operation of this Agreement.

12.12          Amendments and Waivers.

(a)         This Agreement (including the Annexes hereto) may be amended, supplemented, waived or modified by the Managing Member in its sole discretion without the approval of any other Member or other Person so long as such amendment is executed and delivered to the Company by the Original Member Representative; provided that in the event that (x) the Series A Preferred Units are converted into Class B Units pursuant to the terms of the applicable Certificate of Designations and (y) the holders of such converted Series A Preferred Units hold a majority of the outstanding Class A Units and Class B Units combined (such holders, the “Converted Series A Holders”), then (A) the execution and delivery to the Company of any amendment, supplement, waiver or modification by the Converted Series A Holders shall be required (except as otherwise expressly set forth in this Agreement) and (B) the execution and the execution and delivery by the Original Member Representative shall only be required with respect to any amendment, supplement, waiver or modification which amends, supplements, waives or modifies the rights and privileges of the Original Member Representative as set forth in Sections 5.06, 5.08, 6.01(e), 8.10 and this 12.12; provided further that, (i) the Managing Member may, without the written consent of any Member or any other Person, amend, supplement, waive or modify any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect: (1) any amendment, supplement, waiver or modification that the Managing Member determines in its reasonable discretion to be necessary or appropriate in connection with the creation, authorization or issuance of Units or any Class of equity interest in the Company pursuant to Section 7.01(b) hereof; (2) the admission, substitution, or withdrawal of Members in accordance with this Agreement, pursuant to Section 8.07 hereof; (3) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company; (4) any amendment, supplement, waiver or modification that the Managing Member determines in its reasonable discretion to be necessary or appropriate to address changes in U.S. federal income tax regulations, legislation or interpretation; and/or (5) a change in the Fiscal

Annex H-43

Year or taxable year of the Company and any other changes that the Managing Member determines to be necessary or appropriate as a result of a change in the Fiscal Year or taxable year of the Company including a change in the dates on which distributions are to be made by the Company and (ii) Article XI of this Agreement may be amended or modified, in whole or in part, only with the written consent of the Managing Member and the Members holding at least a majority of the then outstanding Vested Class B Units. Notwithstanding the foregoing, no amendment, including any amendment effected by way of merger, consolidation or transfer of all or substantially all the assets of the Company, may materially and adversely affect the rights of a Class without the consent of a majority in interest of such Class. If an amendment has been approved in accordance with this Agreement, such amendment shall be adopted and effective with respect to all Members. Upon obtaining such approvals as may be required by this Agreement, and without further action or execution on the part of any other Member or other Person, any amendment to this Agreement may be implemented and reflected in a writing executed solely by the Managing Member and the other Members shall be deemed a party to and bound by such amendment. Notwithstanding the foregoing and any other provision of this Agreement, this Agreement (including the Annexes hereto) may not be amended, supplemented, waived or modified, including any amendment effected by way of merger, consolidation or transfer of all or substantially all the assets of the Company and its Subsidiaries, in a manner that requires the approval of the holders of any Class created pursuant to a Certificate of Designations unless such approval is first obtained.

(b)         No failure or delay by any party in exercising any right, power or privilege hereunder (other than a failure or delay beyond a period of time specified herein) shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

(c)         Notwithstanding the requirements of Section 12.12(a), the Managing Member may, in its sole discretion, unilaterally amend this Agreement on or before the effective date of the final regulations to provide for (i) the election of a safe harbor under Proposed Treasury Regulations Section 1.83-3(l) (or any similar provision) under which the fair market value of a Company interest (or interest in an entity treated as a partnership for U.S. federal income tax purposes) that is transferred is treated as being equal to the liquidation value of that interest, (ii) an agreement by the Company and each of its Members to comply with all of the requirements set forth in such regulations and Notice 2005-43 (and any other guidance provided by the Internal Revenue Service with respect to such election) with respect to all Company interests (or interest in an entity treated as a partnership for U.S. federal income tax purposes) transferred in connection with the performance of services while the election remains effective, (iii) the allocation of items of income, gains, deductions and losses required by the final regulations similar to Proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(b) and (c), 1.704-1(b)(2)(iv)(b)(1) and any other related amendments.

(d)         Except as may be otherwise required by law in connection with the winding-up, liquidation, or dissolution of the Company, each Member hereby irrevocably waives any and all rights that it may have to maintain an action for judicial accounting or for partition of any of the Company’s property.

12.13          No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement (other than pursuant to Section 10.02 hereof); provided, however, that each employee, officer, director, agent or indemnitee of any Person who is bound by this Agreement or its Affiliates is an intended third party beneficiary of Section 12.10 and shall be entitled to enforce its rights thereunder.

12.14          Headings. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

12.15          Power of Attorney. Each Member, by its execution hereof, hereby makes, constitutes and appoints the Company as its true and lawful agent and attorney in fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (a) this Agreement and any amendment to this Agreement that has been consented to and adopted as herein provided; (b) all amendments to the Certificate required or permitted by law or the provisions of this Agreement;

Annex H-44

(c) all certificates and other instruments (including consents and ratifications which the Members have agreed to provide upon a matter receiving the agreed support of Members) deemed advisable by the Managing Member to carry out the provisions of this Agreement and Law or to permit the Company to become or to continue as a limited liability company or entity wherein the Members have limited liability in each jurisdiction where the Company may be doing business; (d) all instruments that the Managing Member deems appropriate to reflect a change or modification of this Agreement or the Company in accordance with this Agreement, including, without limitation, the admission of additional Members or substituted Members pursuant to the provisions of this Agreement; (e) all conveyances and other instruments or papers deemed advisable by the Managing Member to effect the liquidation and termination of the Company; and (f) all fictitious or assumed name certificates required or permitted (in light of the Company’s activities) to be filed on behalf of the Company.

12.16          Separate Agreements; Schedules. Notwithstanding any other provision of this Agreement, including Section 12.12, the Managing Member in its sole discretion may, or may cause the Company to, without the approval of any Member or other Person, enter into separate subscription, letter or other agreements with individual Members that have become or will become Members after the date hereof with respect to any matter, which have the effect of establishing rights under, or altering, supplementing or amending the terms of, this Agreement. The parties hereto agree that any terms contained in any such separate agreement shall govern with respect to such future Member(s) party thereto notwithstanding the provisions of this Agreement. The Managing Member in its sole discretion, may from time to time execute and deliver to the Members schedules which set forth information contained in the books and records of the Company and any other matters deemed appropriate by the Managing Member. Such schedules shall be for information purposes only and shall not be deemed to be part of this Agreement for any purpose whatsoever. Notwithstanding anything to the contrary, solely for U.S. federal income tax purposes, this Agreement and any other separate agreement described in this Section 12.16 shall constitute a “partnership agreement” within the meaning of Section 761 of the Code.

12.17          Partnership Status. The Members intend to treat the Company as a partnership for U.S. federal income tax purposes and notwithstanding anything to the contrary herein, no election to the contrary shall be made without the consent of each of the Members.

12.18          Delivery by Facsimile or Email. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or email with scan or facsimile attachment, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email as a defense to the formation or enforceability of a contract, and each such party forever waives any such defense.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex H-45

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement or have caused this Agreement to be duly executed by their respective authorized officers, in each case as of the date first above stated.

MEMBER:
OPAL HoldCo LLC
By:
Name:
Title:

[Signature page — Amended and Restated
Limited Liability Company Agreement of Opal Fuels LLC]

Annex H-46

EXHIBIT A

Member Name and Address	Percentage Interest
OPAL HoldCo LLC	100%

Exhibit B

Annex H-47

CERTIFICATE OF DESIGNATIONS OF
SERIES A PREFERRED UNITS
OF
OPAL FUELS LLC

This Certificate of Designations of Opal Fuels LLC, a limited liability company organized and existing under the laws of the State of Delaware (the “Company”), sets forth the relative rights, powers, privileges, limitations and restrictions of a series of preferred units designated “Series A Preferred Units,” as established by the Board of Managers of the Company (the “Board of Managers”) in accordance with the provisions of the Amended and Restated Operating Agreement of the Company, dated as of November 29, 2021 as may be amended from time to time (the “Operating Agreement”), as follows:

Section 1. Designation.

There is hereby authorized and created a series of preferred units of the Company, the designation of which shall be “Series A Preferred Units” (the “Series A Preferred Units”), and which Series A Preferred Units shall constitute “Units” as defined in the Operating Agreement. Each Series A Preferred Unit shall be identical in all respects to every other Series A Preferred Unit.

Section 2. Number of Units.

The number of authorized Series A Preferred Units shall be 2,000,000. That number from time to time may be increased or decreased (but not below the number of Series A Preferred Units then outstanding) by further resolution duly adopted by the Board of Managers (or any duly authorized committee thereof) and by updating this Certificate of Designations stating that such increase or decrease, as the case may be, has been so authorized; provided, however, that any decrease shall require the advanced written consent of the Requisite Holders. The Company may issue fractional Series A Preferred Units.

Section 3. Definitions.

As used herein with respect to Series A Preferred Units:

“Affiliate” has the meaning set forth in the Operating Agreement.

“Approved Preferred Units” means any Preferred Units the issuance of which is approved by Mendocino or the Requisite Holders, as applicable, pursuant to Section 7(b) or Section 7(c) below.

“Base Amount” means, as determined as of any date with respect to any Series A Preferred Unit, the sum of (i) the Original Issue Price and (ii) the amount of any accrued and unpaid cash dividends thereon that have been compounded as of such date pursuant to Section 4(a) (which clause (ii), for the avoidance of doubt, shall not include the amount of any cash dividends that were satisfied pursuant to Section 4(a) via the issuance of additional Series A Preferred Units in lieu of payment thereof).

“Business Combination” means a business combination (in whatever form) of the Company with a publicly-traded special purpose acquisition company (a “SPAC”) that constitutes the SPAC’s “initial business combination” as described in the prospectus for the SPAC’s initial public offering and results in the Common Units becoming publicly traded on the NYSE or NASDAQ or becoming exchangeable at the request of a holder thereof for shares of a SPAC which are publicly traded on the NYSE or NASDAQ or an equivalent value in cash pursuant to Exchange Rights. As used herein, the term “Business Combination” also includes any associated financing arrangements entered into by the Company or the SPAC (or any successor thereto or resulting entity) in conjunction with the Business Combination for the issuance of equity securities, including any associated private investment in public equity of the SPAC (or any successor thereto or resulting entity).

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

“Change of Control” means the occurrence of either of the following after the original issue date of the Series A Preferred Units: (i) the direct or indirect sale, lease, transfer, conveyance or other disposition (including by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or

Annex H-48

assets of the Company and its Subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), (ii) the consummation of any transaction or series of related transactions (including any merger or consolidation) the result of which is that any “person” (as defined above), other than Opal Holdco LLC or its Affiliates, becomes the beneficial owner, directly or indirectly, of more than 50% of (a) the Company’s voting Units, measured by voting power rather than number of Units, or (b) the voting capital stock of a Reporting Company Affiliate that results from a Business Combination or IPO, or (iii) following a Business Combination or IPO, the resulting Reporting Company Affiliate deregistering its common stock under Section 12(b) of the Exchange Act or ceasing to be required to file current and periodic reports under Section 13 or 15(d) of the Exchange Act; provided, that for the avoidance of doubt, a Change of Control does not include a Business Combination or an IPO.

“Common Units” means the Company’s “Common Units” as defined in the Operating Agreement, as such units may be exchanged, reclassified, subdivided, combined or otherwise adjusted from time to time (other than pursuant to the exercise of any Exchange Rights following an IPO or Business Combination); provided, that if pursuant to an IPO or Business Combination, holders of Common Units are issued common voting shares of the Reporting Company Affiliate (other than pursuant to the exercise of Exchange Rights) paired to their holdings of Common Units (“Paired Voting Shares”), then any Common Units issued upon conversion of any Delayed Redemption Units shall be coupled with an equal number of Paired Voting Shares issued to the Delayed Redemption Holder by the Reporting Company Affiliate; provided further, however, that any such Paired Voting Shares shall entitle the holder thereof to only a single vote per Paired Voting Share in respect of those matters for which holders of the Reporting Company Affiliate’s voting shares are entitled to vote, notwithstanding that other holders of Common Units may receive pursuant to the IPO or Business Combination Paired Voting Shares entitling the holder thereof to more than one vote (but not more than five votes) per Paired Voting Share in respect of those matters for which holders of the Reporting Company Affiliate’s voting shares are entitled to vote; provided further, that no holders of Units, other than holders of Common Units as of the Original Subscription Date and Hillman RNG (and their respective Affiliates), shall be permitted to receive pursuant to the IPO or Business Combination Paired Voting Shares entitling the holder thereof to more than one vote per Paired Voting Share in respect of those matters for which holders of the Reporting Company Affiliate’s voting shares are entitled to vote.

“Common Unit Price” means, as of the applicable Conversion Time:

(i)     If the Common Units are directly traded on a National Securities Exchange, the VWAP of the Common Units over the twenty (20) trading day period ending on the last trading day immediately preceding the Conversion Date;

(ii)    If the Common Units are not directly traded on a National Securities Exchange, but are exchangeable or convertible into Pubco Common Shares pursuant to Exchange Rights, the VWAP of the Pubco Common Shares over the twenty (20) trading day period ending on the last trading day immediately preceding the Conversion Date (as adjusted to account for the exchange or conversion ratio between the Common Units and the Pubco Common Shares pursuant to the Exchange Rights); and

(iii)   In all other cases, the amount (the “Common Unit FMV”) that a holder of one Common Unit would receive if each of the assets of the Company were to be sold for its fair market value at the applicable Conversion Time, the Company were to pay all of its outstanding liabilities, and the remaining proceeds were to be distributed to the Company’s Members in accordance with the terms of the Operating Agreement. The Common Unit FMV shall be determined by the Board of Managers, acting in good faith and using the Valuation Methodology. The Board of Manager’s determination shall be provided by the Company in writing to the Delayed Redemption Holder (a “Board Determination Notice”) exercising its conversion right pursuant to Section 6(d) no later than ten (10) Business Days after receipt of a Conversion Election Notice from such Delayed Redemption Holder in respect of such conversion election, and which determination shall be final and binding on the Company and the Delayed Redemption Holder unless such Delayed Redemption Holder notifies the Company in writing (an “Objection Notice”) no later than five (5) Business Days after receipt of the Board Determination Notice that the Delayed Redemption Holder objects to the Board of Manager’s determination of the Common Unit FMV (an “Objecting Holder”), in which case:

(1)         The Company and the Objecting Holder shall each promptly retain (at their own respective cost and expense) no later than ten (10) Business Days after delivery of the Objection Notice, a nationally or regionally recognized independent third party valuation firm of their respective choosing (A) with expertise in

Annex H-49

valuing companies similar to the Company, and (B) acting as an expert and not an arbitrator (each, a “Qualified Valuation Firm”) to determine the Common Unit FMV (which determination shall be a single price, and not a range) as derived from a valuation of the Company using the Valuation Methodology (each, a “Valuation”);

(2)         The Company and the Objecting Holder shall (A) each promptly provide such information to the two Qualified Valuation Firms (at the same time) as is reasonably requested by either Qualified Valuation Firm and (B) instruct the two Qualified Valuation Firms to each render their Valuation and their associated determination of the Common Unit FMV within thirty (30) days of having been retained by the Company or the Objecting Holder, as applicable;

(3)         If the higher of the Common Unit FMVs determined by the two Qualified Valuation Firms is less than fifteen percent (15%) greater than the lower of the Common Unit FMVs determined by the two Qualified Valuation Firms, then, unless the Objecting Holder has made a Conversion Withdrawal as described below, the Common Unit FMV shall equal the average of the two Common Unit FMVs, and shall be final and binding on the Company and the Objecting Holder;

(4)         If the higher of the Common Unit FMVs determined by the two Qualified Valuation Firms is more than fifteen percent (15%) greater than the lower of the Common Unit FMVs determined by the two Qualified Valuation Firms, then, unless the Objecting Holder has made a Conversion Withdrawal as described below, the two Qualified Valuation Firms shall then select a third Qualified Valuation Firm to determine the Common Unit FMV based on a Valuation using the Valuation Methodology conducted by the third Qualified Valuation Firm (such third Qualified Valuation Firm shall be jointly retained by the Company and the Objecting Holder and the cost and expense of such third Valuation Firm shall be shared equally between the Company and the Objecting Holder), with the third Qualified Valuation Firm provided such information by the Company, the Objecting Holder and the two Qualified Valuation Firms as is reasonably requested by the third Qualified Valuation Firm and instructed to render its Valuation and associated determination of the Common Unit FMV within thirty (30) days of having been retained by the Company and the Objecting Holder, in which case the determination of the third Qualified Valuation Firm of the Common Unit FMV (provided that such determination shall in no event be greater than the higher Common Unit FMV previously determined by the original two Qualified Valuation Firms or less than the lower Common Unit FMV previously determined by such original two Qualified Valuation Firms) shall be final and binding on the Company and the Objecting Holder;

(5)         The determination made pursuant to clause (3) or (4), as applicable, shall be final and binding five (5) Business Days after notice of such determination is provided to the Company and the Objecting Holder; provided, however, that the Objecting Holder may withdraw its Conversion Election Notice at any time within five (5) Business Days of receipt of the Common Unit FMVs determined by the two Qualified Valuation Firms pursuant to clauses (1)-(3) (a “Conversion Withdrawal”), in which case the conversion contemplated by Section 6(d)(i) shall not occur (without prejudice to the Objecting Holder’s right to submit additional Conversion Election Notices in the future pursuant to Section 6(d)(i)), and the Objecting Holder shall be required to pay one hundred percent (100%) of Qualified Valuation Firm fees contemplated by clauses (1)-(3).

“Consolidated” refers, with respect to the Company, to the consolidation of accounts of the Company and its Subsidiaries (except to the extent otherwise expressly provided herein) in accordance with GAAP.

“Consolidated Subsidiaries” means the Subsidiaries of the Company that are Consolidated with the Company.

“Contract” means any written agreement, contract, license, sublicense, subcontract, settlement agreement, lease, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Conversion Date” means the date on which the Conversion Time occurs.

“Conversion Price” means as of the applicable Conversion Time, (a) in the event that any Series A-1 Preferred Units have been redeemed in violation of this Certificate of Designations prior to the Conversion Time: 70% of the Common Unit Price as of the Conversion Time, and (b) in the event that no Series A-1 Preferred Units have been redeemed in violation of this Certificate of Designations prior to the Conversion Time: (i) if the Conversion Time occurs during the period commencing on the associated Delayed Redemption Date and before the first (1st) anniversary thereof, 80% of the Common Unit Price as of the Conversion Time, (ii) if the Conversion Time occurs during the period commencing on first (1st) anniversary the Delayed Redemption Date and before the second (2nd)

Annex H-50

anniversary of the Delayed Redemption Date, 75% of the Common Unit Price as of the Conversion Time, and (iii) if the Conversion Time occurs at any time on or after the second (2nd) anniversary of the Delayed Redemption Date, 70% of the Common Unit Price as of the Conversion Time.

“Dividend Payment Date” means March 31, June 30, September 30 and December 31 of each year, beginning, in respect of a Series A Preferred Unit, with the first such date to occur following the date such Series A Preferred Unit is issued.

“Dividend Period” means, with respect to a Series A Preferred Unit, the period from, and including, the date of issuance of the Series A Preferred Unit or any Dividend Payment Date to, but excluding, the next Dividend Payment Date.

“EA Sales Agreement” means the Environmental Attributes Purchase and Sale Agreement, by and between the Company and NextEra Energy Marketing, LLC, dated November 29, 2021.

“EBITDA” means, with respect to any period for the Company (a “Measurement Period”), the Consolidated net income of the Company for such Measurement Period,

plus (i) without duplication and to the extent deducted in the calculation of Consolidated net income for such period, the sum of:

(a)     taxes imposed on or measured by income and franchise taxes paid or accrued;

(b)    Interest Expense;

(c)     depreciation and amortization;

(d)    any non-cash losses or charges on any Hedge Agreement resulting from the requirements of FASB ASC 815 for that period;

(e)     both (i) losses from sales or other dispositions of assets (other than sales in the ordinary course of business) and (ii) other non-cash extraordinary or non-recurring losses;

(f)     all non-cash charges or expenses arising from grants of stock appreciation rights, stock options, profit or incentive units, restricted stock or other equity grants or awards;

(g)    other non-cash charges for such period ((i) including non-cash accretion of asset retirement obligations in accordance with FASB ASC 410, Accounting for Asset Retirement and Environmental Obligations, unrealized losses on Hedge Agreements, accretion expense, deferred royalty expense and impairment expense, but (ii) excluding accruals for cash expenses in the ordinary course of business);

(h)    all Transaction Expenses to the extent paid in cash and not capitalized, in an aggregate amount not to exceed $2,500,000;

(i)     the aggregate amount of cash paid in settlement of the deferred royalty liability claim of GFL Environmental Inc. during the fiscal quarter ending December 31, 2021, in an aggregate amount not to exceed $3,500,000; and

(j)     any net equity losses of the Company and its Consolidated Subsidiaries attributable to equity interests held by the Company and its Consolidated Subsidiaries in Persons that are not Consolidated Subsidiaries;

plus (ii) without duplication and to the extent not otherwise included in Consolidated net income for such period, the amount of cash distributions actually received during such period by the Company and its Consolidated Subsidiaries in respect of equity interests held in entities that are not Consolidated Subsidiaries;

minus (iii) without duplication and to the extent included in the calculation of Consolidated net income for such period, the sum of:

(a)     any non-cash gains on any Hedge Agreements resulting from the requirements of FASB ASC 815 for that period;

(b)    extraordinary or non-recurring non-cash gains;

Annex H-51

(c)     gains from sales or other dispositions of assets (other than sales in the ordinary course of business);

(d)    other non-cash gains increasing Consolidated net income for such period (excluding accruals for cash revenues in the ordinary course of business);

(e)     cash payments made (or incurred) on account of any non-cash charges added back to EBITDA pursuant to clause (i)(d), clause (i)(e), clause (i)(f) or clause (i)(g) in a previous Measurement Period (including cash payments on account of previously deferred royalty expenses); and

(f)     any net equity earnings of the Company and its Consolidated Subsidiaries attributable to equity interests held by the Company and its Consolidated Subsidiaries in Persons that are not Consolidated Subsidiaries; and

minus (iv) to the extent otherwise included in Consolidated net income, the net income of any Consolidated Subsidiary that is not wholly-owned by the Company or a wholly-owned Consolidated Subsidiary of the Company, except to the extent of cash distributions actually received during such period by the Company and/or a wholly-owned Consolidated Subsidiary of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Rights” means the exchange rights to be provided in favor of holders of Common Units provided to such holders in connection with a Business Combination or IPO that provide for the exchange of Common Units (either separately or in combination with other securities) into the publicly-traded common stock of the resulting Reporting Company Affiliate (the “Pubco Common Shares”), or an equivalent value in cash.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

“Governmental Authority” means any nation or government, any state, county, city or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Guaranty Obligation” means, without duplication, any obligation, contingent or otherwise, of the Company or any of its Subsidiaries, guaranteeing or entered into for the purpose of guaranteeing any indebtedness of any other Person in any manner, whether directly or indirectly, and including any obligation of the Company or any of its Subsidiaries, direct or indirect, which, in economic effect, is substantially equivalent to a guarantee of indebtedness of any other Person; provided that (i) the term “Guaranty Obligation” shall not include endorsements for collection or deposit of instruments in the ordinary course of business, and (ii) as used in this definition, the “indebtedness” of a Person shall include only such obligations of such Person of the types referred to in the clauses (i) through (iv) of the definition of Total Indebtedness and Equity Obligation Amount (disregarding, in each case, the phrase “of the Company or its Subsidiaries”).

“Hedge Agreement” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement.

Annex H-52

“Hillman Exchange Agreement” means that certain Exchange Agreement, dated November 29, 2021 as between the Company and Hillman RNG.

“Hillman Transaction” means the contribution, exchange or other transfer by Hillman RNG Investments, LLC (“Hillman RNG”) to the Company (or a wholly-owned Subsidiary of the Company) of Hillman RNG’s interests in Pine Bend Holdco LLC, Noble Road Holdco LLC, Sunoma Holdco LLC, and CV RNG Holdings LLC (or a merger of Hillman RNG with the Company or a wholly-owned Subsidiary of the Company) such that following such transactions, 100% of the outstanding equity interests of Pine Bend Holdco LLC, Noble Road Holdco LLC, Sunoma Holdco LLC, and CV RNG Holdings LLC shall be owned by the Company (including indirectly through one or more wholly-owned Subsidiaries of the Company).

“Incentive Units” means any units issued by the Company intended to constitute an interest in the future profits of the Company satisfying the requirements for a partnership profits interest transferred or issued in connection with the performance of services, as set forth in Revenue Procedures 93-27 and 2001-43, or any future IRS guidance or other authority that supplements or supersedes the foregoing Revenue Procedures.

“IPO” means the first underwritten public offering under the Securities Act of the Common Units or common stock of a Reporting Company Affiliate for which the Common Units are exchangeable pursuant to Exchange Rights (including via a newly-formed parent or sister corporation or other transaction structure, including structures commonly referred to as “up-C” or “double dummy” structures) and following which the Common Units are publicly traded on the NYSE or NASDAQ.

“Interest Expense” means with respect to any period for the Company and its Subsidiaries, the aggregate amount of interest payable by such Persons during such period (determined in accordance with GAAP) in respect of those items described in clauses (i)-(viii) of the definition of Total Indebtedness and Equity Obligation Amount (including interest imputed under Capital Leases (defined below), but excluding interest paid in kind, and all net payment obligations pursuant to Hedge Agreements), whether or not actually paid.

“Junior Units” means the Common Units, any Incentive Units and any other class or series of units of the Company now existing or hereafter authorized over which the Series A Preferred Units have preference or priority as to the payment of dividends and as to the distribution of assets upon any Liquidation.

“Member” or “Members” has the meaning set forth in the Operating Agreement.

“Mendocino” means Mendocino Capital, LLC, or an Affiliate thereof.

“NASDAQ” means any of The Nasdaq Global Select Market, The Nasdaq Global Market and The Nasdaq Capital Market.

“National Securities Exchange” means a securities exchange that has registered with the SEC under Section 6 of the Exchange Act.

“NYSE” means any of the New York Stock Exchange or the NYSE American.

“Original Issue Price” means $100.00 per Series A Preferred Unit, subject to appropriate adjustment in the event of any exchange, reclassification, subdivision, combination or other adjustment to the Series A Preferred Units.

“Original Subscription Date” means the date that the Company and Mendocino enter into a subscription agreement with respect to the purchase by Mendocino of Series A Preferred Units in an amount up to $100 million.

“Pari Passu Units” means any class or series of units of the Company now existing or hereafter authorized which ranks on par with the Series A Preferred Units as to the payment of dividends or as to the distribution of assets upon any Liquidation, including, if and when authorized and issued as contemplated by the Hillman Exchange Agreement, the Series A-1 Preferred Units.

“Person” means an individual, partnership, limited liability company, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Pre-Approved Preferred Units” mean Preferred Units meeting all of the following criteria: (a) such Preferred Units are not Senior Units, (b) upon issuance of such Preferred Units, the Preferred Obligation Amount shall not exceed $100 million, and (c) if such Preferred Units permit the holder thereof to require the Company to redeem or

Annex H-53

repurchase such Preferred Units, such mandatory redemption or repurchase may only be exercised by the holder of such Preferred Units following thirty (30) days after the 4-Year Anniversary Date (other than in connection with a Change of Control).

“Preferred Obligation Amount” means, as of any applicable determination date hereunder, an amount equal to the aggregate amount payable to the holders of outstanding Preferred Units upon a Liquidation from the associated Liquidation Proceeds; provided, however, that the Preferred Obligation Amount shall not include any obligations associated with the Series A Preferred Units (including any amounts payable in respect thereof upon a Liquidation).

“Preferred Units” means any class or series of Units now existing or hereafter authorized which has preference or priority over the Common Units as to the payment of dividends or as to the distribution of assets upon any Liquidation.

“Reporting Company Affiliate” means, following an IPO or Business Combination, a Company Affiliate that pursuant to an IPO or Business Combination becomes the parent reporting company of the Company obligated to file current and periodic reports under Section 13 or 15(d) of the Exchange Act.

“Requisite Holders” means (i) Mendocino, if Mendocino is the only Holder or (ii) the holders of a majority of the then outstanding Series A Preferred Units, if there is more than one Holder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Units” means any class or series of units of the Company now existing or hereafter authorized which has preference or priority over the Series A Preferred Units as to the payment of dividends or as to the distribution of assets upon any Liquidation.

“Series A-1 Preferred Units” means the “Series A-1 Preferred Units” contemplated to be designated and issued by the Company pursuant to the terms of the Hillman Exchange Agreement.

“Subsidiary” means, with respect to the Company, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) if a corporation, at least 50% of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof, or (ii) if a partnership, limited liability company, association, joint venture or other business entity (other than a corporation), at least 50% of the partnership, joint venture or other similar ownership interest thereof (whether voting or economic) is at the time owned or controlled, directly or indirectly, by the Company or one or more Subsidiaries of the Company or a combination thereof. For purposes hereof, the Company and its Subsidiaries shall be deemed to have at least 50% ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if the Company or one or more Subsidiaries of the Company or a combination thereof shall be allocated at least 50% of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

“Subscription Agreement” means the Subscription Agreement, dated November 29, 2021 between the Company and Mendocino providing for the subscription by Mendocino from the Company of Series A Preferred Units.

“Total Indebtedness and Equity Obligation Amount” means, with respect to the Company and its Subsidiaries as of any applicable determination date hereunder, an amount equal to the sum of, without duplication (and, in each case, irrespective of whether GAAP require such obligations be reported as indebtedness of the Company or its Subsidiaries on the Company’s or its Subsidiaries’ financial statements or whether the Company or its Subsidiaries actually so report such obligations): (i) all obligations of the Company or its Subsidiaries for borrowed money or in respect of loans or advances, (ii) all obligations of the Company or its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all obligations of the Company or its Subsidiaries under leases, where the obligations of the lessee in respect of such lease are required in accordance with GAAP to be capitalized on a balance sheet of the lessee (“Capital Leases”), (iv) all obligations in respect of letters of credit and bankers’ acceptances issued for the account of the Company and its Subsidiaries, (v) all obligations of any Person

Annex H-54

of the types referred to in the foregoing clauses (i) through (iv) (disregarding, in each case, the phrase “of the Company or its Subsidiaries”) secured by any lien on any property owned by the Company or its Subsidiaries (even if neither the Company nor any of its Subsidiaries has assumed or otherwise become liable for the payment thereof); (vi) all Guaranty Obligations of the Company or any of its Subsidiaries, and (vii) with respect to any outstanding Senior Units and Pari Passu Units, the aggregate amount payable to the holders of such Senior Units or Pari Passu Units upon a Liquidation from the associated Liquidation Proceeds in preference to or on parity with the Series A Preferred Units; provided, however, that, for the avoidance of doubt, the Total Indebtedness and Equity Obligation Amount shall not include (A) any obligations associated with the Series A Preferred Units (including any amounts payable in respect thereof upon a Liquidation) or (B) any trade payables incurred in the ordinary course of business and payable in accordance with customary practices; and provided, further, that with respect to any Subsidiary that is not a Consolidated Subsidiary (a “Non-Consolidated Subsidiary”), (I) if such Subsidiary is a partnership and the Company or any Consolidated Subsidiary is a general partner, the Total Indebtedness and Equity Obligation Amount shall include the full amount of all obligations described in clause (i)-(vi) above, unless such obligations of such partnership are without recourse to such general partner, or (II) otherwise, the Total Indebtedness and Equity Obligation Amount shall only include a pro rata portion of the amounts otherwise includable in the definition of “Total Indebtedness and Equity Obligation Amount” pursuant to clauses (i)-(viii) above in respect of such Non-Consolidated Subsidiary (the “Non-Consolidated Subsidiary Indebtedness Amount”), calculated by multiplying (x) the percentage of the voting stock or other voting interests of the Non-Consolidated Subsidiary owned by the Company and/or its Consolidated Subsidiaries and (y) the Non-Consolidated Subsidiary Indebtedness Amount of such Non-Consolidated Subsidiary. For purposes of the foregoing definition, any obligation of the type described in clauses (i) through (vi) of the foregoing definition (disregarding, in each case, the phrase “of the Company or its Subsidiaries”) of a partnership in which the Company or any Subsidiary of the Company is a general partner shall be deemed to be an obligation of the Company or such Subsidiary (as applicable), unless such partnership obligation is without recourse to such general partner.

“Transaction Agreements” means any agreement, instrument, certificate, schedule, exhibit or other document relating to any one or more of the Transactions.

“Transactions” means (a) the transactions contemplated by the Subscription Agreement, this Certificate of Designations, the Operating Agreement and the EA Sales Agreement, (b) a Business Combination (or financing arrangements entered into by the Company or its Subsidiaries or the SPAC (or any successor thereto or resulting entity) in conjunction with a Business Combination for the issuance of equity securities, including any associated private investment in public equity of the SPAC (or any successor thereto or resulting entity)), (c) an IPO, (d) any other equity or debt financing (including with any Lender) entered into by the Company or its Subsidiaries, and (e) the Hillman Transaction.

“Transaction Expenses” means the aggregate amount, without duplication, of all fees and expenses (including commissions) incurred by or on behalf of the Company or its Subsidiaries during calendar year 2021 in connection with the negotiation, preparation or execution of the Transaction Agreements or the consummation of the Transactions, including the fees and expenses of outside legal counsel, accountants, advisors, brokers, placement agents, investment bankers, consultants, or other agents or service providers.

“Units” means the Company’s “Units” as defined in the Operating Agreement.

“Valuation Methodology” means a commercially reasonable estimate of the amount that would be realized by the Company if each asset of the Company (and each asset of each partnership, limited liability company, trust, joint venture or other entity in which the Company owns a direct or indirect interest), treating the Company as a going concern, were sold to an unrelated purchaser in an arms’ length transaction where neither the purchaser nor the seller were under economic compulsion to enter into the transaction (without regard to any discount in value as a result of the Company’s minority interest in any property or any illiquidity of the Company’s interest in any property), which estimate, to the extent relying on any commodity, renewable energy attribute or other forecasts, shall be based on the Person making the estimate’s own or other independent third party forecasts.

“VWAP” means, with respect to a specified time period, the volume weighted average price of the Common Units or Pubco Common Shares, as applicable, over such time period (as adjusted to reflect any dividends or distributions (including stock splits) for which the record date thereof occurs during such period).

Annex H-55

Section 4. Dividends, Priority and Restrictions.

(a)    Rate and Payment. From and after the date of issuance of a Series A Preferred Unit, the record holder thereof (the “Holder”) shall be entitled to receive cash dividends, which shall be cumulative and shall accrue on the Base Amount of each Series A Preferred Unit at the rate of eight percent (8%) per annum (accruing daily and compounding monthly until paid in full from the date of issuance of such Series A Preferred Unit, whether or not declared, and subject to such rate increases as may be provided for herein) on the Base Amount (the “Series A Mandatory Cumulative Dividends”), to the fullest extent permitted by applicable law; provided, however, that in lieu of paying such Series A Mandatory Cumulative Dividends in cash on any one or more of the first eight (8) Dividend Payment Dates following the first date that any Series A Preferred Units are issued by the Company, the Company shall have the option, at its sole and exclusive election, to pay all Series A Mandatory Cumulative Dividends (including Series A Mandatory Cumulative Dividends accruing on Series A Preferred Units issued after such first date) that are accrued as of any such Dividend Payment Date on all outstanding Series A Preferred Units by issuing a number of additional Series A Preferred Units (or fraction thereof) to the Holders having a value equal to the Series A Mandatory Cumulative Dividend payable to the Holders on such Dividend Payment Date (with each additional Series A Preferred Unit so issued valued at the Original Issue Price, and with any fractional Series A Preferred Unit so issued being proportionately valued). Any Series A Preferred Units issued in payment of Series A Mandatory Cumulative Dividends payable on any Dividend Payment Date shall be deemed to be issued as of such Dividend Payment Date and cumulative dividends shall accrue thereon from and after such date. To the extent not paid in cash (including as a result of such dividend payment not being permitted by applicable law) or by issuance of additional Series A Preferred Units, the Series A Mandatory Cumulative Dividends on the Series A Preferred Unit shall continue to accrue and compound whether or not declared. The Series A Mandatory Cumulative Dividends shall be payable quarterly in arrears on each Dividend Payment Date, beginning, with respect to a Series A Preferred Unit, with the first Dividend Payment Date following the date on which such Series A Preferred Unit is issued; provided, that if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day (unless that day falls in the next calendar year, in which case payment of such dividend will occur on the immediately preceding Business Day), in each case, without any additional dividends accruing or other payment adjustment and the relevant Dividend Period will not be adjusted. The record date for payment of dividends on the Series A Preferred Units shall be the fifteenth day of the calendar month preceding the month in which the Dividend Payment Date falls. The amount of dividends payable shall be computed on the basis of a 360-day year of twelve 30-day months. Dollar amounts resulting from that calculation shall be rounded to the nearest cent, with one-half cent being rounded upward.

(b)     Priority and Restrictions. So long as any Series A Preferred Units remain outstanding or are issuable pursuant to the terms of the Subscription Agreement, subject to the qualifications and exceptions set forth in this Certificate of Designations, except in the case of Approved Preferred Units:

(i)     no dividend or distribution shall be paid or set aside for payment on any Junior Units other than (w) a dividend or distribution payable solely in Common Units, (x) any distribution of Paired Voting Shares contributed by a Reporting Company Affiliate to the Company in connection with a Business Combination or IPO, (y) tax distributions with respect to the Junior Units that are set forth in the Operating Agreement or (z) dividends or distributions permitted to be paid pursuant to clause (ii) of the second sentence of Section 4(d) below;

(ii)     no dividend or distribution shall be paid or set aside for payment on any Pari Passu Units at any time (A) when there are Delayed Redemption Units outstanding or (B) with respect to any dividend or distribution to be paid or set aside for payment with respect to Series A-1 Preferred Units, when a Material Breach of Section 4(a) remains uncured, other than, in the case of each of (A) and (B), (w) a dividend or distribution payable solely in Common Units, (x) any distribution of Paired Voting Shares contributed by a Reporting Company Affiliate to the Company in connection with a Business Combination or IPO, (y) tax distributions with respect to the Pari Passu Units that are set forth in the Operating Agreement or (z) dividends or distributions permitted to be paid pursuant to clause (ii) of the second sentence of Section 4(d) below; and

(iii)   no Units (other than Series A Preferred Units) shall be repurchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly, other than (A) following thirty (30) days after the 4-Year Anniversary Date, Pre-Approved Pari Passu Units, provided no Delayed Redemption Units are then outstanding, (B) contemporaneous with a Change of Control (provided that if holders of Series A

Annex H-56

Preferred Units elect to have their Series A Preferred Units redeemed in conjunction with such Change of Control as provided in Section 6(b) below, all such Series A Preferred Units for which holders have elected redemption are so redeemed prior to or contemporaneously with any repurchase, redemption or other acquisition of any other class or series of Units pursuant to such Change of Control), (C) following an IPO or Business Combination, pursuant to the exercise of any Exchange Rights, (D) as a result of a reclassification of Junior Units into other Junior Units or the exchange or conversion of one Junior Unit for or into another Junior Unit, (E) through the use of the proceeds of a substantially contemporaneous sale of, in the case of Junior Units, other Junior Units, and in the case of Pari Passu Units, other Pari Passu Units or Junior Units, provided that in the case of this clause (E) that there are no Delayed Redemption Units outstanding and such repurchase, redemption or acquisition is not of Series A-1 Preferred Units, or (F) repurchases or redemptions or other acquisitions of Junior Units or Pari Passu Units permitted pursuant to clause (ii) of the second sentence of Section 4(d) below.

The foregoing limitations in this Section 4(b) do not apply to (I) the payment of any costs, fees, operating expenses or other expenses (1) incurred by a Reporting Company Affiliate in connection with serving as a manager or managing member of the Company or (2) allocable to the Company or otherwise incurred by a Reporting Company Affiliate in connection with operating the Company’s business (including expenses allocated to the Reporting Company Affiliate by its Affiliates) or (II) purchases or acquisitions of any Common Units or any Incentive Units either (x) in a cumulative amount from the Original Subscription Date not to exceed $15 million in the aggregate (provided that such $15 million limitation may be exceeded with the prior written consent of the Requisite Holders (or, if no Series A Preferred Units have yet been issued as of such time, then the prior written consent of Mendocino), which consent, in each case, shall not be unreasonably withheld, conditioned or delayed) or (y) at a price no greater than the price per unit paid in cash by the recipient for such units, provided, in the case of each of (x) and (y), that (A) such purchase or acquisition is pursuant to an incentive or benefit plan or arrangement (including any employment, severance or consulting agreement) of the Company or any Subsidiary of the Company heretofore or hereafter adopted, and (B) there are no Delayed Redemption Units outstanding at such time.

(c)     No Other Rights to Distributions. Except as set forth in Section 4(a) and Section 5, or as otherwise set forth in the Operating Agreement, a Holder shall not be entitled to any dividends or distributions with respect to the Series A Preferred Units (including tax distributions and whether upon dissolution, liquidation or winding up of the Company or otherwise).

(d)    Qualifications. Subject to Section 4(b) and Section 5, dividends and other distributions (payable in cash, units or otherwise) as may be determined by the Board of Managers or any duly authorized committee of the Board of Managers may be declared and paid on any Approved Preferred Units, Junior Units or Pari Passu Units from time to time out of any funds legally available therefor, and the Series A Preferred Units shall not be entitled to participate in any such dividend or other distributions. Notwithstanding anything to the contrary set forth in this Certificate of Designations, nothing in this Section 4 shall limit or restrict the Company or its Affiliates from (i) paying any costs, fees, operating expenses or other expenses (1) incurred by a Reporting Company Affiliate in connection with serving as a manager or managing member of the Company or (2) allocable to the Company or otherwise incurred by a Reporting Company Affiliate in connection with operating the Company’s business (including expenses allocated to the Reporting Company Affiliate by its Affiliates), or (ii) in addition to any other circumstances specified in this Certificate of Designations in which the Company is permitted to pay any dividend or distribution on or repurchase, redeem or otherwise acquire any Junior Units or Pari Passu Units, declaring or paying any dividend or distribution on or repurchasing, redeeming or otherwise acquiring any Junior Units or Pari Passu Units in a cumulative amount from the Original Subscription Date not to exceed $100 million; provided that the net cash proceeds to the Company (after payment of all transaction expenses and, in the case of a Business Combination, any post-closing redemption payments) resulting from (A) a Business Combination (or financing arrangements entered into by the Company or the SPAC (or any successor thereto or resulting entity) in conjunction with a Business Combination for the issuance of equity securities that are junior to the Series A Preferred Units, including any associated private investment in public equity of the SPAC (or any successor thereto or resulting entity)), (B) an IPO or (C) any other equity financing consisting of the issuance of equity securities that are junior to the Series A Preferred Units, in each case, occurring after the Original Subscription Date are at least $335 million; provided, however, that the declaration or payment of any dividend or distribution with respect to, or the repurchase or redemption of, any Junior Units or Pari Passu Units in a cumulative amount not to exceed $100 million contemplated by clause (ii) shall not be permitted at any time that any Delayed Redemption Units are then outstanding.

Annex H-57

(e)     Dividend Rate upon an Event of Default. In the event the Company materially breaches any of its obligations to a Holder pursuant to Sections 4 (including a failure to pay dividends on the Series A Preferred Units either in cash or by issuance of additional Series A Preferred Units (to the extent permitted under Section 4(a), regardless of whether such dividends are permitted by applicable law)), 5 or 7 (each a “Material Breach”), in addition to any other rights or remedies such Holder may have at law, in equity, under contract or otherwise, the dividend rate on such Holder’s outstanding Series A Preferred Units (as otherwise provided in Section 4(a)) shall be increased to the greater of (i) twelve percent (12%) per annum and (ii) the dividend rate then in effect plus two percent (2%) per annum, until such time as such Material Breach is cured (at which time the dividend rate shall return to the dividend rate in effect prior to such increase in respect of such Material Breach). In the event of multiple Material Breaches that are unrelated to one another (each an “Unrelated Material Breach”) and that remain uncured contemporaneously with one another, such dividend rate shall increase by an additional two percent (2%) per annum for each Unrelated Material Breach that is in addition to the Material Breach specified in the immediately preceding sentence, until such time as such Unrelated Material Breach is cured (at which time the dividend rate shall return to the dividend rate in effect prior to such increase in respect of such Unrelated Material Breach); provided, that in no circumstance shall such dividend rate exceed twenty percent (20%) per annum at any time. For the avoidance of doubt, any failure to pay cash dividends when due for a specific quarterly period shall be deemed an Unrelated Material Breach from the failure to pay cash dividends when due for a different specific quarterly period. Furthermore, and notwithstanding the foregoing, in the event that any Series A-1 Preferred Units are redeemed in violation of this Certificate of Designations, the dividend rate on all Series A Preferred Units shall immediately and permanently be increased to twenty percent (20%) until such time as all Series A Preferred Units have been redeemed by the Company in full.

Section 5. Distributions upon Dissolution. Upon dissolution, liquidation or winding up of the Company (a “Liquidation”), to the fullest extent permitted by applicable law, the Holders shall be entitled to receive from any proceeds resulting from the Liquidation of the Company (“Liquidation Proceeds”), before any Liquidation Proceeds shall be distributed in respect of any Junior Units, an amount per Series A Preferred Unit equal to the Base Amount as of the date of Liquidation (the “Liquidation Payment”). If, following (i) the satisfaction of the Company’s debts and liabilities (including the satisfaction of all indebtedness to Members and/or their Affiliates to the extent otherwise permitted by law) including the expenses of liquidation, and including the establishment of any reserves which the Board of Managers (or liquidation agent) may deem reasonably for any contingent, conditional or unmatured contractual liabilities or obligations of the Company and (ii) the payment to the holders of any Senior Units of the full amounts to which they may be entitled upon such Liquidation, the remaining Liquidation Proceeds are insufficient to pay Holders and the holder of any Pari Passu Units in full the Liquidation Payment per Series A Preferred Unit and the liquidation preference amount payable to the holders of any Pari Passu Units, then the Company shall allocate any remaining Liquidation Proceeds on a pro rata basis among the holders of Series A Preferred Units and Pari Passu Units then outstanding.

Section 6. Redemption.

(a)    Optional Redemption. To the fullest extent permitted by applicable law, the Series A Preferred Units may be redeemed, in whole or in part, at the Company’s election (in its sole and absolute discretion), at any time, at a price, payable solely in cash, equal to the Base Amount per Series A Preferred Unit as of the date of redemption (the “Redemption Price”). Any such redemption election by the Company (i) shall be made ratably across all Holders based on the number of Series A Preferred Units held by each Holder such that the Company shall redeem the same percentage of Series A Preferred Units held by each Holder, and (ii) may be made contingent upon the happening of any event or circumstance (including a Change of Control). If on any Optional Redemption Date, Delaware law governing distributions to members of a limited liability company does not permit the Company to redeem all the Series A Preferred Units to be redeemed, the Company shall ratably redeem the maximum number of Series A Preferred Units that it may redeem consistent with such law, and shall redeem the remaining Series A Preferred Units as soon as it may lawfully do so under such law (with the Series A Mandatory Cumulative Dividends continuing to accrue and compound during such interim period). The Company shall send written notice of its redemption election (the “Optional Redemption Notice”) to each Holder not less than ten (10) or more than sixty (60) days prior to each Optional Redemption Date (defined below). Each Optional Redemption Notice shall state:

(i)     the number of Series A Preferred Units held by such Holders that the Company shall redeem on the Optional Redemption Date specified in the Optional Redemption Notice;

Annex H-58

(ii)    the Optional Redemption Date and the Redemption Price; and

(iii)   to the extent such Holder holds its Series A Preferred Units in certificated form, the certificate or certificates representing the Series A Preferred Units to be redeemed which will be surrendered to the Company in the manner and at the place designated by the Company.

The date of each such redemption provided in the Optional Redemption Notice shall be referred to as an “Optional Redemption Date.”

(b)    Mandatory Redemption. If at any time a Holder delivers written notice to the Company requesting redemption (in whole or in part) of the Series A Preferred Units held by such Holder (each, a “Mandatory Redemption Request”) either (i) in connection with a Change of Control or (ii) at any time on or after the four (4) year anniversary of the Original Subscription Date (the “4-Year Anniversary Date”), then the Company shall redeem, to the fullest extent permitted by applicable law (subject to the next sentence), on the Mandatory Redemption Date (defined below), at the Redemption Price per Series A Preferred Unit (payable solely in cash), the number of Series A Preferred Units requested by the Holder to be redeemed in the Mandatory Redemption Request. In connection with the foregoing, the Company shall apply all of its assets to any such redemption, and to no other corporate or other purpose, except to the extent prohibited by Delaware law governing distributions to unitholders or as restricted by Section 12 of this Agreement or by Section 12(b) of the Subscription Agreement. In connection with a Change of Control, the Company shall provide written notice (a “Change of Control Notice”) to Holders at least fifteen (15) Business Days prior to the anticipated date of consummation of the Change of Control (such anticipated date, the “Closing Date”) stating, (i) the Closing Date, (ii) that Holders may elect to have all, or a portion of, their Series A Preferred Units redeemed upon the consummation of the Change of Control by delivering to the Company a Mandatory Redemption Request no later than the later of (A) seven (7) Business Days following receipt of the Change of Control Notice or (B) twenty (20) Business Days prior to the Closing Date specified in the written notice, (iii) the Redemption Price, and (iv) for Holders which hold Series A Preferred Units in certificated form, if any, the certificate or certificates representing the Series A Preferred Units to be redeemed which will be surrendered to the Company in the manner and at the place designated by the Company. In the case of a Mandatory Redemption Request other than in connection with a Change of Control, within thirty (30) days after receipt of the Mandatory Redemption Request, the Company shall send to the Holder making such Mandatory Redemption Request a written confirmation notice (the “Confirmation Notice”) stating, (i) the Mandatory Redemption Date applicable to such Mandatory Redemption Request, (ii) the Redemption Price and (iii) for Holders which hold Series A Preferred Units in certificated form, if any, the certificate or certificates representing the Series A Preferred Units to be redeemed which will be surrendered to the Company in the manner and at the place designated by the Company. “Mandatory Redemption Date” means (i) in the case of a Change of Control, the date of consummation of such Change of Control and (ii) in the case of a redemption of Series A Preferred Units to occur on or after the 4-Year Anniversary Date, no later than 90 days after the Company’s receipt of the Mandatory Redemption Request in respect of such Series A Preferred Units but in no event prior to the 4-Year Anniversary Date for such Series A Preferred Units. If on any Mandatory Redemption Date, Delaware law governing distributions to Members does not permit the Company to redeem all Series A Preferred Units to be redeemed, the Company shall ratably redeem the maximum number of Series A Preferred Units that it may redeem consistent with such law, and shall redeem the remaining Series A Preferred Units as soon as it may lawfully do so under such law; provided, however, that if the applicable Mandatory Redemption Request relates to the consummation of a Change of Control, the Company shall not permit the consummation of such Change of Control to occur unless and until all Series A Preferred Units requested by the Holder to be redeemed in the Mandatory Redemption Request are redeemed at the Redemption Price.

(c)     Surrender of Certificates. On or before the applicable Optional Redemption Date or Mandatory Redemption Date (each a “Redemption Date”), each Holder of Series A Preferred Units to be redeemed on such Redemption Date, shall, if a Holder holds Series A Preferred Units in certificated form, surrender the certificate or certificates representing such units (or, if such Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company, in the manner and at the place designated in the Optional Redemption Notice, Change of Control Notice or Confirmation Notice, as applicable, and thereupon the Redemption Price for such units shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In

Annex H-59

the event less than all of the Series A Preferred Units represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed Series A Preferred Units shall promptly be issued to such Holder.

(d)    Mandatory Redemption Delay. If any Series A Preferred Units subject to a Mandatory Redemption Request are not redeemed on the corresponding Mandatory Redemption Date for any reason (such date, a “Delayed Redemption Date” and such failure to timely redeem, a “Delayed Redemption”), all such unredeemed Series A Preferred Units shall remain outstanding and entitled to all the rights and preferences provided herein. Additionally, for so long as such Mandatory Redemption Request remains unsatisfied, the Holder(s) of such unredeemed Series A Preferred Units (a “Delayed Redemption Holder” and such unredeemed Series A Preferred Units, for so long as such Series A Preferred Units have not been redeemed or converted to Common Units, being referred to as “Delayed Redemption Units”) shall have the following rights and remedies (which shall constitute such Holder(s)’(s) sole rights and remedies with respect to such unredeemed Series A Preferred Units in circumstances in which the Company is not permitted by applicable law to satisfy such Mandatory Redemption Request in full:

(i)     Until the satisfaction of such Mandatory Redemption Request in full, the Delayed Redemption Holder may elect to convert all, or a portion of, its Delayed Redemption Units into a number of Common Units equal to (i) the number of Delayed Redemption Units the Delayed Redemption Holder elects to convert into Common Units multiplied by a fraction (x) the numerator of which is the Base Amount for the Delayed Redemption Units, and (y) the denominator of which is the then-applicable Conversion Price. In order for a Delayed Redemption Holder to convert Delayed Redemption Units into Common Units, such Holder shall (a) provide written notice (a “Conversion Election Notice”) to the Company’s transfer agent at the office of the transfer agent for the Series A Preferred Units (or to the Company, pursuant to the notice requirements set forth in the Operating Agreement, if the Company serves as its own transfer agent) that such Holder elects to convert all or any number of such Holder’s Delayed Redemption Units and (b), if such Holder’s shares are certificated, surrender the certificate or certificates for such Delayed Redemption Units (or, if such Delayed Redemption Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Units (or to the Company, pursuant to the notice requirements set forth in the Operating Agreement, if the Company serves as its own transfer agent). Such notice shall state such Holder’s name or the names of the nominees in which such Holder wishes the Common Units to be issued. If required by the Company, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered Holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the “Conversion Time”), and the Common Units issuable upon conversion of the Delayed Redemption Units shall be deemed to be outstanding of record as of such date; provided, however, that in the event the Common Unit Price used in calculating the Conversion Price is determined pursuant to paragraph (iii) of the definition of “Common Unit Price,” the Conversion Time shall be deferred until such time as the Common Unit Price is finally determined as set forth in said paragraph (iii) of the definition of “Common Unit Price.” Notwithstanding the foregoing, any election by a Delayed Redemption Holder to convert any Delayed Redemption Units into Common Units pursuant to this Section 6(d)(i) shall (A) be for no less than the lesser of (1) Delayed Redemption Units with an aggregate Base Amount equal to or greater than $25 million and (2) all of the Delayed Redemption Units held by the Delayed Redemption Holder and (B) shall occur no more frequently than once per rolling three month-period. For the avoidance of doubt, any Common Units issued upon conversion of any Delayed Redemption Units shall be coupled with an equal number of Paired Voting Shares issued to the Delayed Redemption Holder to the extent Holders of Common Units were issued any Paired Voting Shares in conjunction with an IPO, Business Combination or other transaction. In the event that a Business Combination has occurred prior to the Conversion Time, the Company will cooperate with the Delayed Redemption Holder to permit the Delayed Redemption Holder, if such Delayed Redemption Holder requests, to effect and consummate Exchange Rights with respect to the Common Units into which the Delayed Redemption Units convert at a time that is contemporaneous with or immediately following the Conversion Time, and if the terms of such Exchange Rights under the Operating Agreement do not permit the Delayed Redemption Holder to exchange Common Units and Paired Voting Shares for Pubco Common Shares at or immediately following the Conversion Time, to provide the Delayed Redemption Holder the opportunity, at the Delayed Redemption Holder’s option, to either withdraw such Conversion Election Notice or delay the Conversion

Annex H-60

Time with respect to such Conversion Election Notice until such time as such exchange will be permitted under the Operating Agreement. Such Exchange Rights shall afford the Delayed Redemption Holder only the right to receive Pubco Common Shares entitling the holder thereof to a single vote per Pubco Common Share in respect of those matters for which holders of the Reporting Company Affiliate’s voting shares are entitled to vote, notwithstanding that other holders of Common Units may receive pursuant to the IPO or Business Combination Exchange Rights entitling the holder thereof to receive upon exchange or conversion of their Common Units Pubco Common Shares entitling the holder thereof to more than one vote (but not more than five votes) per Pubco Common Share in respect of those matters for which holders of the Reporting Company Affiliate’s voting shares are entitled to vote; provided, however, that no holders of Units, other than holders of Common Units as of the Original Subscription Date and Hillman RNG (and their respective Affiliates), shall be permitted to receive in conjunction with a Business Combination Exchange Rights entitling such holder to receive upon exchange or conversion of their Units Pubco Common Shares entitling the holder thereof to more than one vote per Pubco Common Share in respect of those matters for which holders of the Reporting Company Affiliate’s voting shares are entitled to vote. Notwithstanding anything to the contrary in the Operating Agreement, no Common Units issued upon conversion of the Delayed Redemption Units, nor any Pubco Common Shares issued in exchange therefor, shall be subject to any lock-up restrictions.

(ii)    Until such time as all Delayed Redemption Units are redeemed or converted to Common Units, the dividend rate on all outstanding Series A Preferred Units (as provided in Section 4(a), as further adjusted by Section 4(e)) shall (i) be increased to twelve percent (12%) per annum of the Base Amount (or, if the current dividend rate is already at or higher than twelve percent (12%) per annum pursuant to Section 4(e), be left at such rate), commencing on the Delayed Redemption Date, and (ii) be further increased in increments of two percent (2%) per annum of the Base Amount with the first such increment commencing on the 1st anniversary of the Delayed Redemption Date and each additional increment commencing following the conclusion of each succeeding ninety (90) day period thereafter (subject to a total dividend rate cap of twenty percent (20%) per annum of the Base Amount); and

(iii)   If Series A Preferred Units with an aggregate Base Amount of at least $25 million become Delayed Redemptions Units and remain Delayed Redemption Units more than six (6) months following the Delayed Redemption Date in respect of such units, then the Requisite Holders shall have the right (but not the obligation) to appoint a single member to the Board of Managers (provided that if as a result of an IPO or Business Combination, there is a Reporting Company Affiliate, then such appointment right shall instead be with respect to the board of directors (or similar governing body) of the Reporting Company Affiliate). Such appointment right shall expire (and the Requisite Holders shall cause any individual appointed to the Board of Managers or to the board of directors (or similar governing body) of the Reporting Company Affiliate to resign therefrom) at such time as Series A Preferred Units with an aggregate Base Amount of less than $25 million remain Delayed Redemption Units.

Notwithstanding paragraphs (i) – (iii) of this Section 6(d), in lieu of receiving any of the rights and remedies specified in paragraphs (i) – (iii) of this Section 6(d), if Mendocino or any of its Affiliates becomes a Delayed Redemption Holder, then by written notice delivered by Mendocino to the Company no later than thirty (30) days after the Delayed Redemption Date on which Mendocino or any of its Affiliates first becomes a Delayed Redemption Holder and before electing any of the remedies mentioned in paragraph (i) – (iii), Mendocino may elect (an “Extension Election”) to extend the then-remaining term of the EA Sales Agreement by an additional twelve months (the “Extended Term”) provided that the EA Sales Agreement has not been terminated prior thereto for any reason and Mendocino is not then in material breach of the EA Sales Agreement, in which case (x) the provisions of paragraphs (i) – (iii) of this Section 6(d) shall be deemed inoperative with respect to Mendocino and its Affiliates solely during twelve-month period following the delivery of such Extension Election (the “Deferral Period”), and (y) Mendocino and its Affiliates shall not be entitled to any of the rights or remedies specified in said paragraphs that could otherwise have been elected during the Deferral Period. Upon the expiration of any Deferral Period, if Mendocino or any of its Affiliates remains a Delayed Redemption Holder, then Mendocino may elect an additional Extended Term and Deferral Period by providing written notice of its Extension Election in accordance with the process and terms set forth above or, in the absence of such an election, instead receive the rights provided for in the provisions of paragraphs (i) – (iii) of this Section 6(d) for the period beginning on the expiration of such Deferral Period. For the avoidance of doubt, if Mendocino or any of its Affiliates makes a conversion election pursuant to paragraph (i) of this Section 6(d) prior to making an Extension Election, Mendocino shall cease to have any right to make an Extension Election.

Annex H-61

(e)     Paying Agent. If on the applicable Redemption Date the Redemption Price payable upon redemption of the Series A Preferred Units to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the Series A Preferred Units so called for redemption shall not have been surrendered, dividends with respect to such Series A Preferred Units shall cease to accrue after such Redemption Date and all rights with respect to such Series A Preferred Units shall forthwith after the Redemption Date terminate, except only the right of the Holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

Section 7. Voting and Approval Rights Regarding Certain Actions by the Company.

(a)     General. The Holders shall not be entitled to vote on any matter except as set forth in Sections 7(b) through 7(d) below or as required by applicable law.

(b)    Special Voting Rights Prior to an IPO or Business Combination. Subject to Section 7(e) below, during the period (i) commencing on the Original Subscription Date and (ii) ending upon the earlier to occur of (A) consummation of an IPO or Business Combination or (B) the first date after June 30, 2022 on which all Series A Preferred Units outstanding have an aggregate Base Amount less than $10 million (as adjusted for any subdivision, combination or other adjustment to the Series A Preferred Units) and are not subject to an unpaid Mandatory Redemption Request, the Company shall not and shall not have authority or authorization to, and shall not permit any of its Subsidiaries to, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) (or, if no Series A Preferred Units have yet been issued as of such time, then the Company shall not and shall not have authority or authorization to, and shall not permit any of its Subsidiaries to, do any of the following without the written consent of Mendocino):

(i)     Issue any indebtedness or any Pari Passu Units resulting in, as of the date of issuance, (A) the Total Indebtedness and Equity Obligation Amount exceeding $500 million, or (B) the Preferred Obligation Amount exceeding $100 million;

(ii)    Consummate any material transactions with its Affiliates (excluding (A) pursuant to any Contract set forth on Section 6(f) of the disclosure schedules to the Subscription Agreement, (B) commercial agreements entered into in the ordinary course of business on arms-length terms or (C) any exchange of the securities of the Company pursuant to and in accordance with the Exchange Rights), with materiality defined as transactions involving annual payments (or receipt of payments) in excess of $500,000 per year;

(iii)   Consummate any material dispositions or distributions of assets (defined as in excess of $50 million) in a single or related series of transactions;

(iv)   Consummate any material acquisitions of assets (defined as in excess of $25 million in the aggregate) in a single or related series of transactions outside of the Company’s principal lines of business;

(v)    Enter into any agreement (other than in connection with any indebtedness allowed pursuant to paragraph (i) above of this Section 7(b)) that prohibits or imposes limitations on the ability of the Company to pay any dividends in respect of, or redeem, the Series A Preferred Units in accordance with the terms of this Certificate of Designations;

(vi)   Other than pursuant to the consummation of an IPO or Business Combination, whereby the Company becomes manager or member managed by a Reporting Company Affiliate, (i) provide any Member with multiple votes per Common Unit in respect of the election of Managers (as defined in the Operating Agreement) unless the Holder(s) of Series A Preferred Units are provided the same number of votes per Common Unit in respect of the election of Managers with respect of any Common Units issued to such Holder(s) upon conversion of their Series A Preferred Units to Common Units pursuant to Section 6(d)(i), or (ii) take any action that would have the effect of (A) causing any Manager (as defined in the Operating Agreement) to be elected or able to be removed other than exclusively by a vote of the Majority Common Members (as defined in the Operating Agreement), or (B) restricting the Majority Common Members from removing and replacing Managers immediately without cause via written consent of the Majority Common Members; or

Annex H-62

(vii)  Issue (A) any Preferred Units (other than Series A Preferred Units or Pre-Approved Preferred Units), (B) any Series A-1 Preferred Units in an aggregate original principal amount greater than $30 million, or (C) any Senior Units.

(c)     Special Voting Rights After An IPO or Business Combination. Subject to Section 7(e) below, After the consummation of an IPO or Business Combination, and subject at any time after June 30, 2022 to there being Series A Preferred Units outstanding with an aggregate Base Amount of at least $10 million at such time, the Company shall not and shall not have authority or authorization to authorization to, and shall not permit any of its Subsidiaries to, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) (or, if no Series A Preferred Units have yet been issued as of such time, then the Company shall not and shall not have authority or authorization to, and shall not permit any of its Subsidiaries to, do any of the following without the written consent of Mendocino):

(i)     Issue any indebtedness or any Pari Passu Units resulting in, as of the date of issuance, (A) the Total Indebtedness and Equity Obligation Amount exceeding the greater of (x) $500 million and (y) 3.0x the Company’s last twelve months EBITDA, or (B) the Preferred Obligation Amount exceeding $100 million;

(ii)    Consummate any material transactions with its Affiliates (excluding (A) pursuant to any Contract set forth on Section 6(f) of the disclosure schedules to the Subscription Agreement that is in effect as of the Original Subscription Date, (B) commercial agreements entered into in the ordinary course of business on arms-length terms), with materiality defined as transactions involving annual payments (or receipt of payments) in excess of $500,000 per year or (C) the payment of any costs, fees, operating expenses or other expenses (1) incurred by a Reporting Company Affiliate in connection with serving as a manager or managing member of the Company or (2) allocable to the Company or otherwise incurred by a Reporting Company Affiliate in connection with operating the Company’s business (including expenses allocated to the Reporting Company Affiliate by its Affiliates); or

(iii)   Issue (A) any Preferred Units (other than Series A Preferred Units or Pre-Approved Preferred Units), (B) any Series A-1 Preferred Units in an aggregate original principal amount greater than $30 million, or (C) any Senior Units.

(d)    Other Special Voting Rights. For so long as any Series A Preferred Units are outstanding, the Requisite Holders shall have the right to consent to, and without such consent the Company shall not and shall not have authority or authorization to effect, (i) any amendments to this Certificate of Designations or the Operating Agreement that adversely modify the terms of the Series A Preferred Units and (ii) any sale or issuance of additional Series A Preferred Units other than pursuant to the Subscription Agreement (and other than Series A Preferred Units issued to Holders as payment for Series A Mandatory Cumulative Dividends).

(e)     Limitations. Notwithstanding anything to the contrary set forth herein (other than Section 7(d)), changes to the Company’s organizational documents and any other actions taken by the Company to consummate an IPO, a Business Combination or the Hillman Transaction (including, but not limited to, (i) issuing any securities, (ii) any changes to the Company’s organizational documents in connection with any tax structuring associated with an IPO, Business Combination or the Hillman Transaction, such as the implementation of transaction structures commonly referred to as “up-C” or “double dummy” structures or other tax structures, or (iii) the entry into any registration rights agreements, support or voting agreements, exchange agreements, lock-up agreements or other customary agreements by the Company or any of its Members (or any Affiliates thereof) in connection with an IPO, the Business Combination or the Hillman Transaction) shall not be subject to any consent right of the Holders (including the Requisite Holders) under this Section 7 (other than Section 7(d)) or otherwise as a Holder; provided that the Requisite Holders shall continue following an IPO or Business Combination to have the consent rights described in Sections 7(c) and 7(d) above.

(f)     Vote for IPO, Business Combination and Hillman Transaction. If the Board of Managers approves an IPO or a Business Combination or the Hillman Transaction and it is inadvertently required to be approved by the Holders (or any subset thereof) pursuant to the limited rights set forth herein or under applicable law, each Holder hereby agrees, by accepting such units, to vote (in person or by proxy or by action by written consent, as applicable), or cause to be voted or consented, all Series A Preferred Units owned by such Holder, or over which such person has voting control, from time to time and at all times, in favor of, and to adopt, any action (including any amendment to the Operating Agreement other than the matters referred to in Section 7(d)) that the Board of Managers determines in good faith is necessary or advisable to consummate such IPO or Business Combination or the Hillman

Annex H-63

Transaction, and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such IPO or Business Combination or the Hillman Transaction; provided, however, that no requested consent shall purport to amend or eliminate Holder’s consent rights described in Sections 7(c) and 7(d) above).

(g)    No Vote if Units Redeemed. No vote or consent of the Holders shall be required pursuant to this Section 7 if, at or prior to the time when the act with respect to which such vote or consent would otherwise have been required is effected, the Company shall have redeemed or shall have called for redemption all outstanding units of Series A Preferred Units, with proper notice and sufficient funds having been set aside or deposited for such redemption, in each case pursuant to Section 6 above.

(h)    Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the Holders (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Managers or any duly authorized committee of the Board of Managers, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Formation or Operating Agreement and to applicable law; provided, however, that no such rules or procedures may include any process by which the failure of any party to respond or vote shall be deemed an approval of any matter.

Section 8. Preemption and Conversion; No Forced Conversion or Exchange. Except pursuant to the terms and conditions set forth in Section 6(d)(i) above with regard to conversion, the Holders shall not have any rights of preemption or rights to convert such Series A Preferred Units into units of any other class or series of the Company. Notwithstanding anything to the contrary in the Operating Agreement, in no event shall any Holder be required to effect any mandatory or other non-voluntary exchange of Series A Preferred Units pursuant to Exchange Rights, and any such mandatory or other non-voluntary exchange shall require the consent of the applicable Holder in its sole discretion.

Section 9. Issuance of Junior Units and Series A Units. Notwithstanding anything set forth in the Operating Agreement or this Certificate of Designations to the contrary, (i) the Board of Managers or any authorized committee of the Board of Managers, without the vote of the Holders, may authorize and issue additional Common Units or create or issue any other Junior Units, and (ii) the Company shall not issue any Series A Units to any person other than Mendocino or its Affiliates.

Section 10. Repurchase. Subject to the limitations imposed herein, the Company may purchase Series A Preferred Units from time to time to such extent, in such manner, and upon such terms as the Board of Managers or any duly authorized committee of the Board of Managers may determine; provided, however, that the Company shall not use any of its assets for any such purchase when there are reasonable grounds to believe that such purchase is not permitted by applicable law.

Section 11. Tax Receivable Agreement. In the event that (i) the Company is involved in a Business Combination pursuant to which any unitholders of the Company are offered the ability to enter into tax receivable agreement and (ii) any Series A Preferred Units are converted into Common Units pursuant to Section 6(d)(i) above, the holders of such converted Series A Preferred Units will be offered the right to enter into a tax receivable agreement on the same terms and conditions as such other unitholders.

Section 12. Subordination. In the event (i) that a court of competent jurisdiction makes a determination or ruling that has the effect of treating the Series A Preferred Units as indebtedness of the Company owing to the holders thereof and not an equity interest in the Company or (ii) if it is requested to be acknowledged by Lenders (as defined below), any and all amounts due for or represented by the Series A Preferred Units are hereby expressly subordinated in right of payment to the prior payment in full of all of the Company’s or its Subsidiaries’ present or future indebtedness permitted by the terms of Section 7(b)(i) hereof (“Senior Indebtedness”) owed to banks, insurance companies, lease financing institutions or other lending institutions regularly engaged in the business of lending money (the “Lenders”); provided, however, that a Holder may continue to receive regularly scheduled dividend payments and redemption payments in accordance with this Certificate of Designations and the Operating Agreement so long as a default or event of default under the Senior Indebtedness has not occurred and is then continuing with respect to such Senior Indebtedness. The Lenders shall be deemed express third-party beneficiaries of this Section 12.

Annex H-64

Section 13. Integration. Each Holder, hereby agrees, by accepting such units, to be bound by the terms and conditions of this Certificate of Designations and the Operating Agreement. This Certificate of Designations, the Operating Agreement and the Subscription Agreement constitute the entire understanding between the Company and the Holders as to the subject matter set forth herein and therein, and supersede any prior agreements, commitments or negotiations in respect thereof.

Section 14. Notices. Unless otherwise specified herein, any notice or communication required to be given pursuant to the terms of this Certificate of Designations shall be given in accordance with the notice requirements set forth in the Operating Agreement.

[Signature Page Follows]

Annex H-65

IN WITNESS WHEREOF, Opal Fuels LLC has caused this Certificate of Designations to be executed by its duly authorized officer on this 29th day of November, 2021.

OPAL FUELS LLC
By.

Name:
Title:

Annex H-66

CERTIFICATE OF DESIGNATIONS OF
SERIES A-1 PREFERRED UNITS
OF
OPAL FUELS LLC

This Certificate of Designations of Opal Fuels LLC, a limited liability company organized and existing under the laws of the State of Delaware (the “Company”), sets forth the relative rights, powers, privileges, limitations and restrictions of a series of preferred units designated “Series A-1 Preferred Units,” as established by the Board of Managers of the Company (the “Board of Managers”) in accordance with the provisions of the Amended and Restated Operating Agreement of the Company, dated November [__], 2021, as may be amended from time to time (the “Operating Agreement”), as follows:

Section 1. Designation.

There is hereby authorized and created a series of preferred units of the Company, the designation of which shall be “Series A-1 Preferred Units” (the “Series A-1 Preferred Units”). Each Series A-1 Preferred Unit shall be identical in all respects to every other Series A-1 Preferred Unit.

Section 2. Number of Units.

The number of authorized Series A-1 Preferred Units shall be 600,000. That number from time to time may be increased or decreased (but not below the number of Series A-1 Preferred Units then outstanding) by further resolution duly adopted by the Board of Managers (or any duly authorized committee thereof) and by updating this Certificate of Designations stating that such increase or decrease, as the case may be, has been so authorized. The Company may issue fractional Series A-1 Preferred Units.

Section 3. Definitions.

As used herein with respect to Series A-1 Preferred Units:

“Affiliate” has the meaning set forth in the Operating Agreement.

“Base Amount” means, as determined as of any date with respect to any Series A-1 Preferred Unit, the sum of (i) the Original Issue Price and (ii) the amount of any accrued and unpaid cash dividends thereon that have been compounded as of such date pursuant to Section 4(a) (which clause (ii), for the avoidance of doubt, shall not include the amount of any cash dividends that were satisfied pursuant to Section 4(a) via the issuance of additional Series A-1 Preferred Units in lieu of payment thereof).

“Business Combination” means a business combination (in whatever form) of the Company with a publicly-traded special purpose acquisition company (a “SPAC”) that constitutes the SPAC’s “initial business combination” as described in the prospectus for the SPAC’s initial public offering and results in the Common Units becoming publicly traded on the NYSE or NASDAQ or becoming exchangeable for shares of a SPAC which are publicly traded on the NYSE or NASDAQ. As used herein, the term “Business Combination” also includes any associated financing arrangements entered into by the Company or the SPAC (or any successor thereto or resulting entity) in conjunction with the Business Combination for the issuance of equity securities, including any associated private investment in public equity of the SPAC (or any successor thereto or resulting entity).

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

“Change of Control” means the occurrence of either of the following after the original issue date of the Series A-1 Preferred Units: (i) the direct or indirect sale, lease, transfer, conveyance or other disposition (including by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or (ii) the consummation of any transaction or series of related transactions (including any merger or consolidation) the result of which is that any “person” (as defined above), other than Opal Holdco LLC or its Affiliates, becomes the beneficial owner, directly or indirectly, of more than 50% of the Company’s voting Units, measured by voting power rather than number of Units; provided, that for the avoidance of doubt, a Change of Control does not include a Business Combination, an IPO or a Financing

Annex H-67

“Common Units” means the Company’s “Common Units” as described in the Operating Agreement, as such units may be exchanged, reclassified, subdivided, combined or otherwise adjusted from time to time (other than pursuant to the exercise of any Exchange Rights following an IPO or Business Combination); provided, that if pursuant to an IPO or Business Combination, holders of Common Units are issued common voting shares of the Reporting Company Affiliate (other than pursuant to the exercise of Exchange Rights) paired to their holdings of Common Units (“Paired Voting Shares”), then any Common Units issued upon conversion of any Delayed Redemption Units shall be coupled with an equal number of Paired Voting Shares issued to the Delayed Redemption Holder by the Reporting Company Affiliate; provided further, however, that any such Paired Voting Shares shall entitle the holder thereof to only a single vote per Paired Voting Share in respect of those matters for which holders of the Reporting Company Affiliate’s voting shares are entitled to vote, notwithstanding that other holders of Common Units may receive pursuant to the IPO or Business Combination Paired Voting Shares entitling the holder thereof to more than one vote per Paired Voting Share in respect of those matters for which holders of the Reporting Company Affiliate’s voting shares are entitled to vote.

“Common Unit Price” means, as of the applicable Conversion Time:

(i)         If the Common Units are directly traded on a securities exchange, the VWAP of the Common Units over the twenty (20) trading day period ending on the last trading day immediately preceding the Conversion Date;

(ii)        If the Common Units are not directly traded on a securities exchange, but are exchangeable or convertible into Pubco Common Shares pursuant to Exchange Rights, the VWAP of the Pubco Common Shares over the twenty (20) trading day period ending on the last trading day immediately preceding the Conversion Date (as adjusted to account for the exchange or conversion ratio between the Common Units and the Pubco Common Shares pursuant to the Exchange Rights); and

(iii)       In all other cases, the amount (the “Common Unit FMV”) that a holder of one Common Unit would receive if each of the assets of the Company were to be sold for its fair market value at the applicable Conversion Time, the Company were to pay all of its outstanding liabilities, and the remaining proceeds were to be distributed to the Company’s Members in accordance with the terms of the Operating Agreement. The Common Unit FMV shall be determined by the Board of Managers, acting in good faith and using the Valuation Methodology. The Board of Manager’s determination shall be provided by the Company in writing to the Delayed Redemption Holder (a “Board Determination Notice”) exercising its conversion right pursuant to Section 6(d) no later than ten (10) Business Days after receipt of a Conversion Election Notice from such Delayed Redemption Holder in respect of such conversion election, and which determination shall be final and binding on the Company and the Delayed Redemption Holder unless such Delayed Redemption Holder notifies the Company in writing (an “Objection Notice”) no later than five (5) Business Days after receipt of the Board Determination Notice that the Delayed Redemption Holder objects to the Board of Manager’s determination of the Common Unit FMV (an “Objecting Holder”), in which case:

(1)        The Company and the Objecting Holder shall each promptly retain (at their own respective cost and expense) no later than ten (10) Business Days after delivery of the Objection Notice, a nationally or regionally recognized independent third party valuation firm of their respective choosing (A) with expertise in valuing companies similar to the Company, and (B) acting as an expert and not an arbitrator (each, a “Qualified Valuation Firm”) to determine the Common Unit FMV (which determination shall be a single price, and not a range) as derived from a valuation of the Company using the Valuation Methodology (each, a “Valuation”);

(2)        The Company and the Objecting Holder shall (A) each promptly provide such information to the two Qualified Valuation Firms (at the same time) as is reasonably requested by either Qualified Valuation Firm and (B) instruct the two Qualified Valuation Firms to each render their Valuation and their associated determination of the Common Unit FMV within thirty (30) days of having been retained by the Company or the Objecting Holder, as applicable;

(3)        If the higher of the Common Unit FMVs determined by the two Qualified Valuation Firms is less than fifteen percent (15%) greater than the lower of the Common Unit FMVs determined by the two Qualified Valuation Firms, then, unless the Objecting Holder has made a Conversion Withdrawal as described below, the Common Unit FMV shall equal the average of the two Common Unit FMVs, and shall be final and binding on the Company and the Objecting Holder;

Annex H-68

(4)        If the higher of the Common Unit FMVs determined by the two Qualified Valuation Firms is more than fifteen percent (15%) greater than the lower of the Common Unit FMVs determined by the two Qualified Valuation Firms, then unless the Objecting Holder has made a Conversion Withdrawal as described below, the two Qualified Valuation Firms shall then select a third Qualified Valuation Firm to determine the Common Unit FMV based on a Valuation using the Valuation Methodology conducted by the third Qualified Valuation Firm (such third Qualified Valuation Firm shall be jointly retained by the Company and the Objecting Holder and the cost and expense of such third Valuation Firm shall be shared equally between the Company and the Objecting Holder), with the third Qualified Valuation Firm provided such information by the Company, the Objecting Holder and the two Qualified Valuation Firms as is reasonably requested by the third Qualified Valuation Firm and instructed to render its Valuation and associated determination of the Common Unit FMV within thirty (30) days of having been retained by the Company and the Objecting Holder, in which case the determination of the third Qualified Valuation Firm of the Common Unit FMV (provided that such determination shall in no event be greater than the higher Common Unit FMV previously determined by the original two Qualified Valuation Firms or less than the lower Common Unit FMV previously determined by such original two Qualified Valuation Firms) shall be final and binding on the Company and the Objecting Holder;

(5)        The determination made pursuant to clause (3) or (4), as applicable, shall be final and binding five (5) Business Days after notice of such determination is provided to the Company and the Objecting Holder; provided, however, that the Objecting Holder may withdraw its Conversion Election Notice at any time within five (5) business days of receipt of the Common Unit FMVs determined by the two Qualified Valuation Firms pursuant to clauses (1)-(3) (a “Conversion Withdrawal”), in which case the conversion contemplated by Section 6(d)(i) shall not occur (without prejudice to the Objecting Holder’s right to submit additional Conversion Election Notices in the future pursuant to Section 6(d)(i)), and the Objecting Holder shall be required to pay one hundred percent (100%) of Qualified Valuation Firm fees contemplated by clauses (1)-(3).

“Consolidated” refers, with respect to the Company, to the consolidation of accounts of the Company and its Subsidiaries (except to the extent otherwise expressly provided herein) in accordance with GAAP.

“Contract” means any written agreement, contract, license, sublicense, subcontract, settlement agreement, lease, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Conversion Date” means the date on which the Conversion Time occurs.

“Conversion Price” means as of the applicable Conversion Time, (a) if the Conversion Time occurs during the period commencing on the associated Delayed Redemption Date and before the first (1st) anniversary thereof, 80% of the Common Unit Price as of the Conversion Time, (b) if the Conversion Time occurs during the period commencing on first (1st) anniversary the Delayed Redemption Date and before the second (2nd) anniversary of the Delayed Redemption Date, 75% of the Common Unit Price as of the Conversion Time, and (iii) if the Conversion Time occurs at any time on or after the second (2nd) anniversary of the Delayed Redemption Date, 70% of the Common Unit Price as of the Conversion Time.

“Dividend Payment Date” means March 31, June 30, September 30 and December 31 of each year, beginning, in respect of a Series A-1 Preferred Unit, with the first such date to occur following the date such Series A-1 Preferred Unit is issued.

“Dividend Period” means, with respect to a Series A-1 Preferred Unit, the period from, and including, the date of issuance of the Series A-1 Preferred Unit or any Dividend Payment Date to, but excluding, the next Dividend Payment Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” means that certain Exchange Agreement, dated November [__], 2021 between the Company and Hillman RNG, providing for the transfer of equity interests in Pine Bend HoldCo LLC, Noble Road HoldCo LLC, Sunoma HoldCo LLC, and CV RNG Holdings LLC, by Hillman RNG in exchange for certain Common Units and Series A-1 Preferred Units.

“Exchange Date” means the Effective Date as set forth in the Exchange Agreement.

Annex H-69

“Exchange Rights” means any exchange or conversion rights in favor of holders of Common Units provided to such holders in connection with a Business Combination or IPO that provide for the exchange or conversion of Common Units (either separately or in combination with other securities) into the publicly-traded common stock of the resulting Reporting Company Affiliate (the “Pubco Common Shares”).

“Financing” means any equity financing or debt financing, the primary purpose of which is to fund the Company’s operations and growth.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

“Governmental Authority” means any nation or government, any state, county, city or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hillman RNG” means Hillman RNG Investments, LLC, a Delaware limited liability company.

“Incentive Units” means any units issued by the Company intended to constitute an interest in the future profits of the Company satisfying the requirements for a partnership profits interest transferred or issued in connection with the performance of services, as set forth in Revenue Procedures 93-27 and 2001-43, or any future IRS guidance or other authority that supplements or supersedes the foregoing Revenue Procedures.

“IPO” means the Company’s first underwritten public offering of its Common Units under the Securities Act (including via a newly-formed parent or sister corporation or other transaction structure, including structures commonly referred to as “up-C” or “double dummy” structures) and following which the Common Units are publicly traded on the NYSE or NASDAQ.

“Junior Units” means the Common Units, any Incentive Units and any other class or series of units of the Company now existing or hereafter authorized over which the Series A-1 Preferred Units have preference or priority as to the payment of dividends and as to the distribution of assets upon any Liquidation.

“Member” or “Members” has the meaning set forth in the Operating Agreement.

“NASDAQ” means any of The Nasdaq Global Select Market, The Nasdaq Global Market and The Nasdaq Capital Market.

“NextEra Subscription Agreement” means that certain Subscription Agreement, dated November [__], 2021 as between the Company and Mendocino Capital, LLC.

“NYSE” means any of the New York Stock Exchange or the NYSE American.

“Original Issue Price” means $100.00 per Series A-1 Preferred Unit, subject to appropriate adjustment in the event of any exchange, reclassification, subdivision, combination or other adjustment to the Series A-1 Preferred Units.

“Pari Passu Units” means any class or series of units of the Company now existing or hereafter authorized which ranks on par with the Series A-1 Preferred Units as to the payment of dividends or as to the distribution of assets upon any Liquidation, including, if and when authorized and issued as contemplated by the NextEra Subscription Agreement, the Series A Preferred Units.

“Person” means an individual, partnership, limited liability company, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Reporting Company Affiliate” means, following an IPO or Business Combination, a Company Affiliate that pursuant to the IPO or Business Combination is the parent reporting company of the Company obligated to file current and periodic reports under Section 13 or 15(d) of the Exchange Act.

Annex H-70

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Units” means any class or series of units of the Company now existing or hereafter authorized which has preference or priority over the Series A-1 Preferred Units as to the payment of dividends or as to the distribution of assets upon any Liquidation.

“Series A Preferred Units” means the “Series A Preferred Units” contemplated to be designated and issued by the Company pursuant to the terms of the NextEra Subscription Agreement.

“Subsidiary” means, with respect to the Company, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) if a corporation, at least 50% of the total voting power of shares of stock entitled to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof, or (ii) if a partnership, limited liability company, association, joint venture or other business entity, at least 50% of the partnership, joint venture or other similar ownership interest thereof (whether voting or economic) is at the time owned or controlled, directly or indirectly, by the Company or one or more Subsidiaries of the Company or a combination thereof.

“Transactions” means (a) the transactions contemplated by the Exchange Agreement, this Certificate of Designations and the Operating Agreement, (b) a Business Combination (or financing arrangements entered into by the Company or its Subsidiaries or the SPAC (or any successor thereto or resulting entity) in conjunction with a Business Combination for the issuance of equity securities, including any associated private investment in public equity of the SPAC (or any successor thereto or resulting entity)), (c) an IPO, and (d) any other equity or debt financing (including with any Lender) entered into by the Company or its Subsidiaries.

“Valuation Methodology” means a commercially reasonable estimate of the amount that would be realized by the Company if each asset of the Company (and each asset of each partnership, limited liability company, trust, joint venture or other entity in which the Company owns a direct or indirect interest), treating the Company as a going concern, were sold to an unrelated purchaser in an arms’ length transaction where neither the purchaser nor the seller were under economic compulsion to enter into the transaction (without regard to any discount in value as a result of the Company’s minority interest in any property or any illiquidity of the Company’s interest in any property), which estimate, to the extent relying on any commodity, renewable energy attribute or other forecasts, shall be based on the Person making the estimate’s own or other independent third party forecasts.

“VWAP” means, with respect to a specified time period, the volume weighted average price of the Common Units or Pubco Common Shares, as applicable, over such time period (as adjusted to reflect any dividends or distributions (including stock splits) for which the record date thereof occurs during such period).

Section 4. Dividends.

(a)  Rate and Payment. From and after the date of issuance of a Series A-1 Preferred Unit, the record holder thereof (the “Holder”) shall be entitled to receive cash dividends, which shall be cumulative and shall accrue on the Base Amount of each Series A-1 Preferred Unit at the rate of eight percent (8%) per annum (accruing daily and compounding monthly until paid in full from the date of issuance of such Series A-1 Preferred Unit, whether or not declared, and subject to such rate increases as may be provided for herein) on the Base Amount (the “Series A-1 Mandatory Cumulative Dividends”), to the fullest extent permitted by applicable law; provided, however, that in lieu of paying such Series A-1 Mandatory Cumulative Dividends in cash on any one or more of the first eight (8) Dividend Payment Dates following the first date that any Series A-1 Preferred Units are issued by the Company, the Company shall have the option, at its sole and exclusive election, to pay all Series A-1 Mandatory Cumulative Dividends (including Series A-1 Mandatory Cumulative Dividends accruing on Series A-1 Preferred Units issued after such first date) by issuing a number of additional Series A-1 Preferred Units (or fraction thereof) to the Holders having a value equal to the Series A-1 Mandatory Cumulative Dividend payable to the Holders on such Dividend Payment Date (with each additional Series A-1 Preferred Unit so issued valued at the Original Issue Price, and with any fractional Series A-1 Preferred Unit so issued being proportionately valued). To the extent not paid in cash (including as a result of such dividend payment not being permitted by applicable law) or by issuance of additional Series A-1 Preferred Units, the Series A-1 Mandatory Cumulative Dividends on the Series A-1 Preferred Unit shall continue to accrue and compound whether or not declared. The Series A-1 Mandatory Cumulative Dividends shall

Annex H-71

be payable quarterly in arrears on each Dividend Payment Date, beginning, with respect to a Series A-1 Preferred Unit, with the first Dividend Payment Date following the date on which such Series A-1 Preferred Unit is issued; provided, that if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day (unless that day falls in the next calendar year, in which case payment of such dividend will occur on the immediately preceding Business Day), in each case, without any additional dividends accruing or other payment adjustment and the relevant Dividend Period will not be adjusted. The record date for payment of dividends on the Series A-1 Preferred Units shall be the fifteenth day of the calendar month preceding the month in which the Dividend Payment Date falls. The amount of dividends payable shall be computed on the basis of a 360-day year of twelve 30-day months. Dollar amounts resulting from that calculation shall be rounded to the nearest cent, with one-half cent being rounded upward.

(b)  No Other Rights to Distributions. Except as set forth in Section 4(a) and Section 5, or as otherwise set forth in the Operating Agreement, a Holder shall not be entitled to any dividends or distributions with respect to the Series A-1 Preferred Units (including tax distributions and whether upon dissolution, liquidation or winding up of the Company or otherwise).

(c)  Qualifications. Subject to Section 5, dividends and other distributions (payable in cash, units or otherwise) as may be determined by the Board of Managers or any duly authorized committee of the Board of Managers may be declared and paid on any Junior Units from time to time out of any funds legally available therefor, and the Series A-1 Preferred Units shall not be entitled to participate in any such dividend or other distributions. Notwithstanding anything to the contrary set forth in this Certificate of Designations, nothing in this Section 4 shall limit or restrict the Company or its Affiliates from (i) declaring or paying any dividend or distribution on or repurchasing or redeeming any Senior Units or Pari Passu Units, (ii) declaring or paying any dividend or distribution on or repurchasing or redeeming any Junior Units or (iii) taking any action necessary to effectuate an IPO or a Business Combination.

(d)  Dividend Rate upon an Event of Default. In the event the Company materially breaches any of its obligations to a Holder pursuant to Section 4 (including a failure to pay dividends on the Series A-1 Preferred Units either in cash or by issuance of additional Series A-1 Preferred Units (to the extent permitted under Section 4(a)), regardless of whether such dividends are permitted by applicable law), or 5 (each a “Material Breach”), in addition to any other rights or remedies such Holder may have at law, in equity, under contract or otherwise, the dividend rate on such Holder’s outstanding Series A-1 Preferred Units (as otherwise provided in Section 4(a)) shall be increased to the greater of (i) twelve percent (12%) per annum and (ii) the dividend rate then in effect plus two percent (2%) per annum, until such time as such Material Breach is cured (at which time the dividend rate shall return to the dividend rate in effect prior to such increase in respect of such Material Breach). In the event of multiple Material Breaches that are unrelated to one another (each an “Unrelated Material Breach”) and that remain uncured contemporaneously with one another, such dividend rate shall increase by an additional two percent (2%) per annum for each Unrelated Material Breach that is in addition to the Material Breach specified in the immediately preceding sentence, until such time as such Unrelated Material Breach is cured (at which time the dividend rate shall return to the dividend rate in effect prior to such increase in respect of such Unrelated Material Breach); provided, that in no circumstance shall such dividend rate exceed twenty percent (20%) per annum at any time. For the avoidance of doubt, any failure to pay cash dividends when due for a specific quarterly period shall be deemed an Unrelated Material Breach from the failure to pay cash dividends when due for a different specific quarterly period.

Section 5. Distributions upon Dissolution. Upon dissolution, liquidation or winding up of the Company (a “Liquidation”), to the fullest extent permitted by applicable law, the Holders shall be entitled to receive from any proceeds resulting from the Liquidation of the Company (“Liquidation Proceeds”), before any Liquidation Proceeds shall be distributed in respect of any Junior Units, an amount per Series A-1 Preferred Unit equal to the Base Amount per Series A-1 Preferred Unit as of the date of Liquidation (the “Liquidation Payment”). If, following (i) the satisfaction of the Company’s debts and liabilities (including the satisfaction of all indebtedness to Members and/or their Affiliates to the extent otherwise permitted by law) including the expenses of liquidation, and including the establishment of any reserves which the Board of Managers (or liquidation agent) may deem reasonably for any contingent, conditional or unmatured contractual liabilities or obligations of the Company and (ii) the payment to the holders of any Senior Units of the full amounts to which they may be entitled upon such Liquidation, the remaining Liquidation Proceeds are insufficient to pay Holders and the holder of any Pari Passu Units in full the Liquidation Payment per Series A-1 Preferred Unit and the liquidation

Annex H-72

preference amount payable to the holders of any Pari Passu Units, then the Company shall allocate any remaining Liquidation Proceeds on a pro rata basis among the holders of Series A-1 Preferred Units and Pari Passu Units then outstanding.

Section 6. Redemption.

(a)  Optional Redemption. To the fullest extent permitted by applicable law, the Series A-1 Preferred Units may be redeemed, in whole or in part, at the Company’s election (in its sole and absolute discretion), at any time, at a price equal to the Base Amount per Series A-1 Preferred Unit as of the date of redemption (the “Redemption Price”). Any such redemption election by the Company (i) shall be made ratably across all Holders based on the number of Series A-1 Preferred Units held by each Holder such that the Company shall redeem the same percentage of Series A-1 Preferred Units held by each Holder, and (ii) may be made contingent upon the happening of any event or circumstance (including a Change of Control). If on any Optional Redemption Date, Delaware law governing distributions to Members does not permit the Company to redeem all the Series A-1 Preferred Units to be redeemed, the Company shall ratably redeem the maximum number of Series A-1 Preferred Units that it may redeem consistent with such law, and shall redeem the remaining Series A-1 Preferred Units as soon as it may lawfully do so under such law (with the Series A-1 Mandatory Cumulative Dividends continuing to accrue and compound during such interim period). The Company shall send written notice of its redemption election (the “Optional Redemption Notice”) to each Holder not less than ten (10) or more than sixty (60) days prior to each Optional Redemption Date (defined below). Each Optional Redemption Notice shall state:

(i)     the number of Series A-1 Preferred Units held by such Holders that the Company shall redeem on the Optional Redemption Date specified in the Optional Redemption Notice;

(ii)    the Optional Redemption Date and the Redemption Price; and

(iii)   to the extent such Holder holds its Series A-1 Preferred Units in certificated form, the certificate or certificates representing the Series A-1 Preferred Units to be redeemed which will be surrendered to the Company in the manner and at the place designated by the Company.

The date of each such redemption provided in the Optional Redemption Notice shall be referred to as an “Optional Redemption Date.”

(b)  Mandatory Redemption. If at any time a Holder delivers written notice to the Company requesting redemption (in whole or in part) of the Series A-1 Preferred Units held by such Holder (each, a “Mandatory Redemption Request”) either (i) in connection with a Change of Control or (ii) at any time on or after the later to occur of (A) the four (4) year anniversary of the Exchange Date (the “4-Year Anniversary Date”) and (B) if any Series A Preferred Units are issued under the NextEra Subscription Agreement, thirty (30) days following the “4-Year Anniversary Date” of the Series A Preferred Units (as provided in the Certificate of Designations of the Series A Preferred Units contemplated by the NextEra Subscription Agreement) (the “Series A Redemption Date”), then the Company shall redeem, to the fullest extent permitted by applicable law (subject to the next sentence), on the Mandatory Redemption Date (defined below), at the Redemption Price per Series A-1 Preferred Unit, the number of Series A-1 Preferred Units requested by the Holder to be redeemed in the Mandatory Redemption Request. In connection with the foregoing, the Company shall apply all of its assets to any such redemption, and to no other corporate or other purpose, except to the extent prohibited by Delaware law governing distributions to unitholders or as restricted by Section 12 of this Agreement. In connection with a Change of Control, the Company shall provide written notice (a “Change of Control Notice”) to Holders at least fifteen (15) Business Days prior to the anticipated date of consummation of the Change of Control (such anticipated date, the “Closing Date”) stating, (i) the Closing Date, (ii) that Holders may elect to have all, or a portion of, their Series A-1 Preferred Units redeemed upon the consummation of the Change of Control by delivering to the Company a Mandatory Redemption Request no later than the later of (A) seven (7) Business Days following receipt of the Change of Control Notice or (B) twenty (20) Business Days prior to the Closing Date specified in the written notice, (iii) the Redemption Price, and (iv) for Holders which hold Series A-1 Preferred Units in certificated form, if any, the certificate or certificates representing the Series A-1 Preferred Units to be redeemed which will be surrendered to the Company in the manner and at the place designated by the Company. In the case of a Mandatory Redemption Request other than in connection with a Change of Control, within thirty (30) days after receipt of the Mandatory Redemption Request, the Company shall send to the Holder making such Mandatory Redemption Request a written confirmation notice (the “Confirmation Notice”) stating, (i) the Mandatory Redemption Date applicable to such Mandatory Redemption Request, (ii) the

Annex H-73

Redemption Price and (iii) for Holders which hold Series A-1 Preferred Units in certificated form, if any, the certificate or certificates representing the Series A-1 Preferred Units to be redeemed which will be surrendered to the Company in the manner and at the place designated by the Company. “Mandatory Redemption Date” means (i) in the case of a Change of Control, the date of consummation of such Change of Control and (ii) in the case of a redemption of Series A-1 Preferred Units any time on or after the Series A Redemption Date (if applicable), no later than 90 days after the Company’s receipt of the Mandatory Redemption Request in respect of such Series A-1 Preferred Units (but in no event prior to the Series A Redemption Date). If on any Mandatory Redemption Date, Delaware law governing distributions to Members does not permit the Company to redeem all Series A-1 Preferred Units to be redeemed, the Company shall ratably redeem the maximum number of Series A-1 Preferred Units that it may redeem consistent with such law, and shall redeem the remaining Series A-1 Preferred Units as soon as it may lawfully do so under such law; provided, however, that if the applicable Mandatory Redemption Request relates to the consummation of a Change of Control, the Company shall not permit the consummation of such Change of Control to occur unless and until all Series A-1 Preferred Units requested by the Holder to be redeemed in the Mandatory Redemption Request are redeemed.

(c)  Surrender of Certificates. On or before the applicable Optional Redemption Date or Mandatory Redemption Date (each a “Redemption Date”), each Holder of Series A-1 Preferred Units to be redeemed on such Redemption Date, shall, if a Holder holds Series A-1 Preferred Units in certificated form, surrender the certificate or certificates representing such units (or, if such Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company, in the manner and at the place designated in the Optional Redemption Notice, Change of Control Notice or Confirmation Notice, as applicable, and thereupon the Redemption Price for such units shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the Series A-1 Preferred Units represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed Series A-1 Preferred Units shall promptly be issued to such Holder.

(d)  Mandatory Redemption Delay. If any Series A-1 Preferred Units subject to a Mandatory Redemption Request are not redeemed on the corresponding Mandatory Redemption Date for any reason (such date, a “Delayed Redemption Date” and such failure to timely redeem, a “Delayed Redemption”), all such unredeemed Series A-1 Preferred Units shall remain outstanding and entitled to all the rights and preferences provided herein. Additionally, for so long as such Mandatory Redemption Request remains unsatisfied, the Holder(s) of such unredeemed Series A-1 Preferred Units (a “Delayed Redemption Holder” and such unredeemed Series A-1 Preferred Units, for so long as such Series A-1 Preferred Units have not been redeemed or converted to Common Units, being referred to as “Delayed Redemption Units”) shall have the following rights and remedies (which shall constitute such Holder(s)’(s) sole rights and remedies with respect to such unredeemed Series A-1 Preferred Units in circumstances in which the Company is not permitted by applicable law to satisfy such Mandatory Redemption Request in full:

(i)    Until the satisfaction of such Mandatory Redemption Request in full, the Delayed Redemption Holder may elect to convert all, or a portion of, its Delayed Redemption Units into a number of Common Units equal to (i) the number of Delayed Redemption Units the Delayed Redemption Holder elects to convert into Common Units multiplied by a fraction (x) the numerator of which is the Base Amount for the Delayed Redemption Units, and (y) the denominator of which is the then-applicable Conversion Price. In order for a Delayed Redemption Holder to convert Delayed Redemption Units into Common Units, such Holder shall (a) provide written notice (a “Conversion Election Notice”) to the Company’s transfer agent at the office of the transfer agent for the Series A-1 Preferred Units (or to the Company, pursuant to the notice requirements set forth in the Operating Agreement, if the Company serves as its own transfer agent) that such Holder elects to convert all or any number of such Holder’s Delayed Redemption Units and (b), if such Holder’s shares are certificated, surrender the certificate or certificates for such Delayed Redemption Units (or, if such Delayed Redemption Holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A-1 Preferred Units (or to the Company, pursuant to the notice requirements set forth in the Operating Agreement, if the Company serves as its own transfer agent). Such notice shall state such Holder’s name or the names of the nominees in which such Holder wishes the Common Units to be issued. If required by the Company, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered Holder or his, her or its attorney duly authorized in writing. The close of

Annex H-74

business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the “Conversion Time”), and the Common Units issuable upon conversion of the Delayed Redemption Units shall be deemed to be outstanding of record as of such date; provided, however, that in the event the Common Unit Price used in calculating the Conversion Price is determined pursuant to paragraph (iii) of the definition of “Common Unit Price,” the Conversion Time shall be deferred until such time as the Common Unit Price is finally determined as set forth in said paragraph (iii) of the definition of “Common Unit Price.” Notwithstanding the foregoing, any election by a Delayed Redemption Holder to convert any Delayed Redemption Units into Common Units pursuant to this Section 6(d)(i) shall (A) be for no less than the lesser of (1) Delayed Redemption Units with an aggregate Base Amount equal to or greater than $5 million and (2) all of the Delayed Redemption Units held by the Delayed Redemption Holder and (B) shall occur no more frequently than once per rolling three month-period. For the avoidance of doubt, any Common Units issued upon conversion of any Delayed Redemption Units shall be coupled with an equal number of Paired Voting Shares issued to the Delayed Redemption Holder to the extent Holders of Common Units were issued any Paired Voting Shares in conjunction with an IPO, Business Combination or other transaction. With respect to any Exchange Rights in respect of the Common Units into which the Delayed Redemption Units may be converted, such Exchange Rights shall afford the Delayed Redemption Holder only the right to receive Pubco Common Shares entitling the holder thereof to a single vote per Pubco Common Share in respect of those matters for which holders of the Reporting Company Affiliate’s voting shares are entitled to vote, notwithstanding that other holders of Common Units may receive pursuant to the IPO or Business Combination Exchange Rights entitling the holder thereof to receive upon exchange or conversion of their Common Units Pubco Common Shares entitling the holder thereof to more than one vote per Pubco Common Share in respect of those matters for which holders of the Reporting Company Affiliate’s voting shares are entitled to vote.

(ii)   Until such time as all Delayed Redemption Units are redeemed or converted to Common Units, the dividend rate on all outstanding Series A-1 Preferred Units (as provided in Section 4(a), as further adjusted by Section 4(d)) shall (i) be increased to twelve percent (12%) per annum of the Base Amount (or, if the current dividend rate is already at or higher than twelve percent (12%) per annum pursuant to Section 4(e), be left at such rate), commencing on the Delayed Redemption Date, and (ii) be further increased in increments of two percent (2%) per annum of the Base Amount with the first such increment commencing on the 1st anniversary of the Delayed Redemption Date and each additional increment commencing following the conclusion of each succeeding ninety (90) day period thereafter (subject to a total dividend rate cap of twenty percent (20%) per annum of the Base Amount).

(e)  Paying Agent. If on the applicable Redemption Date the Redemption Price payable upon redemption of the Series A-1 Preferred Units to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the Series A-1 Preferred Units so called for redemption shall not have been surrendered, dividends with respect to such Series A-1 Preferred Units shall cease to accrue after such Redemption Date and all rights with respect to such Series A-1 Preferred Units shall forthwith after the Redemption Date terminate, except only the right of the Holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

Section 7. Reserved.

Section 8. Preemption and Conversion. Except pursuant to the terms and conditions set forth in Section 6(d)(i) above with regard to conversion, the Holders shall not have any rights of preemption or rights to convert such Series A-1 Preferred Units into units of any other class or series of the Company.

Section 9. Issuance of Junior Units. Notwithstanding anything set forth in the Operating Agreement or this Certificate of Designations to the contrary, the Board of Managers or any authorized committee of the Board of Managers, without the vote of the Holders, may authorize and issue additional Common Units or create or issue any other Junior Units.

Section 10. Repurchase. Subject to the limitations imposed herein, the Company may purchase Series A-1 Preferred Units from time to time to such extent, in such manner, and upon such terms as the Board of Managers or any duly authorized committee of the Board of Managers may determine; provided, however, that the Company shall not use any of its assets for any such purchase when there are reasonable grounds to believe that such purchase is not permitted by applicable law.

Annex H-75

Section 11. Tax Receivable Agreement. In the event that (i) the Company is involved in a Business Combination pursuant to which any unitholders of the Company will be offered the ability to enter into tax receivable agreement and (ii) any Series A-1 Preferred Units are converted into Common Units pursuant to the terms hereof, the holders of such converted Series A-1 Preferred Units will be offered the right to enter into a tax receivable agreement on the same terms and conditions as such other unitholders.

Section 12. Subordination. In the event (i) that a court of competent jurisdiction makes a determination or ruling that has the effect of treating the Series A-1 Preferred Units as indebtedness of the Company owing to the holders thereof and not an equity interest in the Company or (ii) if it is requested to be acknowledged by Lenders (as defined below), any and all amounts due for or represented by the Series A-1 Preferred Units are hereby expressly subordinated in right of payment to the prior payment in full of all of the Company’s or its Subsidiaries’ present or future indebtedness (“Senior Indebtedness”) owed to banks, insurance companies, lease financing institutions or other lending institutions regularly engaged in the business of lending money (the “Lenders”); provided, however, that a Holder may continue to receive regularly scheduled dividend payments and redemption payments in accordance with this Certificate of Designations and the Operating Agreement so long as a default or event of default under the Senior Indebtedness has not occurred and is then continuing with respect to such Senior Indebtedness. The Lenders shall be deemed express third-party beneficiaries of this Section 12.

Section 13. Integration. Each Holder, hereby agrees, by accepting such units, to be bound by the terms and conditions of this Certificate of Designations and the Operating Agreement. This Certificate of Designations, the Operating Agreement and the Exchange Agreement constitute the entire understanding between the Company and the Holders as to the subject matter set forth herein and therein, and supersede any prior agreements, commitments or negotiations in respect thereof.

Section 14. Notices. Unless otherwise specified herein, any notice or communication required to be given pursuant to the terms of this Certificate of Designations shall be given in accordance with the notice requirements set forth in the Operating Agreement.

[Signature Page Follows]

Annex H-76

IN WITNESS WHEREOF, Opal Fuels LLC has caused this Certificate of Designations to be executed by its duly authorized officer on this _____ day of ___________, 2021.

OPAL FUELS LLC
By:

Name:
Title:

Annex H-77

Annex I

OPAL FUELS, INC.
2022 OMNIBUS EQUITY INCENTIVE PLAN

Section 1.            Purpose of Plan.

The name of the Plan is the OPAL Fuels, Inc. 2022 Omnibus Equity Incentive Plan (the “Plan”). The purposes of the Plan are to (i) provide an additional incentive to selected employees, directors, and independent contractors of the Company or its Affiliates whose contributions are essential to the growth and success of the Company, (ii) strengthen the commitment of such individuals to the Company and its Affiliates, (iii) motivate those individuals to faithfully and diligently perform their responsibilities and (iv) attract and retain competent and dedicated individuals whose efforts will result in the long-term growth and profitability of the Company. To accomplish these purposes, the Plan provides that the Company may grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards or any combination of the foregoing.

Section 2.            Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)         “Administrator” means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 hereof.

(b)         “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified as of any date of determination.

(c)         “Applicable Laws” means the applicable requirements under U.S. federal and state corporate laws, U.S. federal and state securities laws, including the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Awards are granted under the Plan, as are in effect from time to time.

(d)         “Award” means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Other Stock-Based Award granted under the Plan.

(e)         “Award Agreement” means any written notice, agreement, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

(f)          “Beneficial Owner” (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(g)         “Board” means the Board of Directors of the Company.

(h)         “Bylaws” mean the bylaws of the Company, as may be amended and/or restated from time to time.

(i)“Cause” has the meaning assigned to such term in any individual service, employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or if such agreement does not define “Cause,” then “Cause” means (i) the conviction, guilty plea or plea of “no contest” by the Participant to any felony or a crime involving moral turpitude or the Participant’s commission of any other act or omission involving dishonesty or fraud, (ii) the substantial and repeated failure of the Participant to perform duties of the office held by the Participant, (iii) the Participant’s gross negligence, willful misconduct or breach of fiduciary duty with respect to the Company or any of its Subsidiaries or Affiliates, (iv) any breach by the Participant of any restrictive covenants to which the Participant is subject, and/or (v) the Participant’s engagement in any conduct which is or can reasonably be expected to be materially detrimental or injurious to the business or reputation of the Company or its Affiliates. Any voluntary termination of employment or service by the Participant in anticipation of an involuntary termination of the Participant’s employment or service, as applicable, for Cause shall be deemed to be a termination for Cause.

(j)          “Change in Capitalization” means any (i) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) special or extraordinary dividend or other extraordinary distribution (whether in the form of cash, Common Stock or other

Annex I-1

property), stock split, reverse stock split, share subdivision or consolidation, (iii) combination or exchange of shares or (iv) other change in corporate structure, which, in any such case, the Administrator determines, in its sole discretion, affects the Shares such that an adjustment pursuant to Section 5 hereof is appropriate.

(k)         “Change in Control” means the first occurrence of an event set forth in any one of the following paragraphs following the Effective Date:

(1)       any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person which were acquired directly from the Company or any Affiliate thereof) representing greater than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (3) below; or

(2)       the date on which the individuals who constitute the Board as of the Effective Date and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended cease for any reason to constitute a majority of the number of directors serving on the Board; or

(3)       there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary with any other corporation or other entity, other than (i) a merger or consolidation (A) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, fifty percent (50%) or more of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger or consolidation is then a Subsidiary, the ultimate parent thereof, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities; or

(4)       the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions and (ii) to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change in Control shall be deemed to have occurred under the Plan with respect to any Award that constitutes deferred compensation under Section 409A of the Code only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the

Annex I-2

Code. For purposes of this definition of Change in Control, the term “Person” shall not include (i) the Company or any Subsidiary thereof, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary thereof, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares of the Company.

(l)          “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(m)        “Committee” means any committee or subcommittee the Board (including, but not limited to the Compensation Committee) may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and any other qualifications required by the applicable stock exchange on which the Common Stock is traded.

(n)         “Common Stock” means the Class A Common Stock of the Company, par value $0.0001.

(o)         “Company” means OPAL Fuels, Inc., a Delaware corporation (or any successor company, except as the term “Company” is used in the definition of “Change in Control” above).

(p)         “Disability” has the meaning assigned to such term in any individual service, employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or if such agreement does not define “Disability,” then “Disability” means that a Participant, as determined by the Administrator in its sole discretion, (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company or an Affiliate thereof.

(q)         “Effective Date” has the meaning set forth in Section 17 hereof.

(r)          “Eligible Recipient” means an employee, director or independent contractor of the Company or any Affiliate of the Company who has been selected as an eligible participant by the Administrator; provided, however, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, an Eligible Recipient of an Option or a Stock Appreciation Right means an employee, non-employee director or independent contractor of the Company or any Affiliate of the Company with respect to whom the Company is an “eligible issuer of service recipient stock” within the meaning of Section 409A of the Code.

(s)          “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(t)          “Exempt Award” shall mean the following:

(1)       An Award granted in assumption of, or in substitution for, outstanding awards previously granted by a corporation or other entity acquired by the Company or any of its Subsidiaries or with which the Company or any of its Subsidiaries combines by merger or otherwise. The terms and conditions of any such Awards may vary from the terms and conditions set forth in the Plan to the extent the Administrator at the time of grant may deem appropriate, subject to Applicable Laws.

(2)       An award that an Eligible Recipient purchases at Fair Market Value (including awards that an Eligible Recipient elects to receive in lieu of fully vested compensation that is otherwise due) whether or not the Shares are delivered immediately or on a deferred basis.

(u)         “Exercise Price” means, (i) with respect to any Option, the per share price at which a holder of such Option may purchase Shares issuable upon exercise of such Award, and (ii) with respect to a Stock Appreciation Right, the base price per share of such Stock Appreciation Right.

Annex I-3

(v)         “Fair Market Value” of a share of Common Stock or another security as of a particular date shall mean the fair market value as determined by the Administrator in its sole discretion; provided, that, (i) if the Common Stock or other security is admitted to trading on a national securities exchange, the fair market value on any date shall be the closing sale price reported on such date, or if no shares were traded on such date, on the last preceding date for which there was a sale of a share of Common Stock on such exchange, or (ii) if the Common Stock or other security is then traded in an over-the-counter market, the fair market value on any date shall be the average of the closing prices for such share in such over-the-counter market for the last preceding date on which there was a sale of such share in such market.

(w)        “Free Standing Rights” has the meaning set forth in Section 8.

(x)         “Good Reason” has the meaning assigned to such term in any individual service, employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or if such agreement does not define “Good Reason,” “Good Reason” and any provision of this Plan that refers to “Good Reason” shall not be applicable to such Participant.

(y)         “Incentive Compensation” means annual cash bonus and any Award.

(z)         “ISO” means an Option intended to be and designated as an “incentive stock option” within the meaning of Section 422 of the Code.

(aa)        “Nonqualified Stock Option” shall mean an Option that is not designated as an ISO.

(bb)       “Option” means an option to purchase shares of Common Stock granted pursuant to Section 7 hereof. The term “Option” as used in the Plan includes the terms “Nonqualified Stock Option” and “ISO.”

(cc)        “Other Stock-Based Award” means a right or other interest granted pursuant to Section 10 hereof that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock, including, but not limited to, unrestricted Shares, dividend equivalents or performance units, each of which may be subject to the attainment of performance goals or a period of continued provision of service or employment or other terms or conditions as permitted under the Plan.

(dd)       “Participant” means any Eligible Recipient selected by the Administrator, pursuant to the Administrator’s authority provided for in Section 3 below, to receive grants of Awards, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be.

(ee)        “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(ff)         “Plan” means this 2022 Omnibus Equity Incentive Plan.

(gg)       “Related Rights” has the meaning set forth in Section 8.

(hh)       “Restricted Period” has the meaning set forth in Section 9.

(ii)         “Restricted Stock” means a Share granted pursuant to Section 9 below subject to certain restrictions that lapse at the end of a specified period (or periods) of time and/or upon attainment of specified performance objectives.

(jj)         “Restricted Stock Unit” means the right granted pursuant to Section 9 hereof to receive a Share at the end of a specified restricted period (or periods) of time and/or upon attainment of specified performance objectives.

(kk)       “Rule 16b-3” has the meaning set forth in Section 3.

(ll)         “Section 16 Officer” means any officer of the Company whom the Board has determined is subject to the reporting requirements of Section 16 of the Exchange Act, whether or not such individual is a Section 16 Officer at the time the determination to recoup compensation is made.

(mm)     “Shares” means Common Stock reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor (pursuant to a merger, consolidation or other reorganization) security.

Annex I-4

(nn)       “Stock Appreciation Right” means a right granted pursuant to Section 8 hereof to receive an amount equal to the excess, if any, of (i) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the Shares covered by such Award or such portion thereof, over (ii) the aggregate Exercise Price of such Award or such portion thereof.

(oo)       “Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than 50% of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person.

(pp)       “Transfer” has the meaning set forth in Section 15.

Section 3.            Administration.

(a)         The Plan shall be administered by the Administrator and shall be administered, to the extent applicable, in accordance with Rule 16b-3 under the Exchange Act (“Rule 16b-3”).

(b)         Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(1)         to select those Eligible Recipients who shall be Participants;

(2)         to determine whether and to what extent Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(3)to determine the number of Shares to be covered by each Award granted hereunder;

(4)         to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder (including, but not limited to, (i) the restrictions applicable to Restricted Stock or Restricted Stock Units and the conditions under which restrictions applicable to such Restricted Stock or Restricted Stock Units shall lapse, (ii) the performance goals and periods applicable to Awards, (iii) the Exercise Price of each Option and each Stock Appreciation Right or the purchase price of any other Award, (iv) the vesting schedule and terms applicable to each Award, (v) the number of Shares or amount of cash or other property subject to each Award and (vi) subject to the requirements of Section 409A of the Code (to the extent applicable) any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the payment schedules of such Awards and/or, to the extent specifically permitted under the Plan, accelerating the vesting schedules of such Awards);

(5)         to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Awards;

(6)         to determine the Fair Market Value in accordance with the terms of the Plan;

(7)         to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant’s service or employment for purposes of Awards granted under the Plan;

(8)         to adopt, alter and repeal such administrative rules, regulations, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(9)         to construe and interpret the terms and provisions of, and supply or correct omissions in, the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan; and

(10)       to prescribe, amend and rescind rules and regulations relating to sub-plans established for the purpose of satisfying applicable non-United States laws or for qualifying for favorable tax treatment under applicable non-United States laws, which rules and regulations may be set forth in an appendix or appendixes to the Plan.

Annex I-5

(c)         Subject to Section 5, neither the Board nor the Committee shall have the authority to reprice or cancel and regrant any Award at a lower exercise, base or purchase price or cancel any Award with an exercise, base or purchase price in exchange for cash, property or other Awards without first obtaining the approval of the Company’s stockholders.

(d)         All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all Persons, including the Company and the Participants.

(e)         The expenses of administering the Plan (which for avoidance of doubt does not include the costs of any Participant) shall be borne by the Company and its Affiliates.

(f)          If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Articles of Incorporation or Bylaws of the Company, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee’s members.

Section 4.            Shares Reserved for Issuance Under the Plan.

(a)         Subject to Section 5 hereof, the number of shares of Common Stock that are reserved and available for issuance pursuant to Awards granted under the Plan shall be equal to the sum of (i) 19,811,726 shares, plus (ii) an annual increase on the first day of each calendar year beginning with the first January 1 following the Effective Date and ending with the last January 1 during the initial ten-year term of the Plan, equal to the lesser of (A) five percent (5%) of the shares of the Company’s Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock (collectively, the “Company Common Stock”) outstanding (on an as-converted basis, which shall include shares of Company Common Stock issuable upon the exercise or conversion of all outstanding securities or rights convertible into or exercisable for shares of Company Common Stock, including without limitation, preferred stock, warrants and employee options to purchase any shares of Company Common Stock) on the final day of the immediately preceding calendar year and (B) such lesser number of Shares as determined by the Board; provided, that, shares of Common Stock issued under the Plan with respect to an Exempt Award shall not count against such share limit.

(b)         Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If an Award entitles the Participant to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan. If any Shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of Shares to the Participant, the Shares with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for granting Awards under the Plan. Notwithstanding the foregoing, (i) any Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options; and (ii) Shares surrendered or withheld as payment of either the Exercise Price of an Award (including Shares otherwise underlying a Stock Appreciation Right that are retained by the Company to account for the Exercise Price of such Stock Appreciation Right) and/or withholding taxes in respect of an Award shall no longer be available for grant under the Plan. In addition, (i) to the extent an Award is denominated in shares of Common Stock, but paid or settled in cash, the number of shares of Common Stock with respect to which such payment or settlement is made shall again be available for grants of Awards pursuant to the Plan and (ii) shares of Common Stock underlying Awards that can only be settled in cash shall not be counted against the aggregate number of shares of Common Stock available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be cancelled to the extent of the number of Shares as to which the Award is exercised and, notwithstanding the foregoing, such number of Shares shall no longer be available for grant under the Plan.

(c)         No more than 19,811,726 Shares shall be issued pursuant to the exercise of ISOs.

Annex I-6

Section 5.            Equitable Adjustments.

In the event of any Change in Capitalization, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the Plan pursuant to Section 4, (ii) the kind, number of securities subject to, and the Exercise Price subject to outstanding Options and Stock Appreciation Rights granted under the Plan, (iii) the kind, number and purchase price of Shares or other securities or the amount of cash or amount or type of other property subject to outstanding Restricted Stock, Restricted Stock Units or Other Stock-Based Awards granted under the Plan; and/or (iv) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); provided, however, that any fractional shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, but subject in all events to the requirements of Section 409A of the Code, for the cancellation of any outstanding Award granted hereunder in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of the Shares, cash or other property covered by such Award, reduced by the aggregate Exercise Price or purchase price thereof, if any; provided, however, that if the Exercise Price or purchase price of any outstanding Award is equal to or greater than the Fair Market Value of the shares of Common Stock, cash or other property covered by such Award, the Administrator may cancel such Award without the payment of any consideration to the Participant. Further, without limiting the generality of the foregoing, with respect to Awards subject to foreign laws, adjustments made hereunder shall be made in compliance with applicable requirements. Except to the extent determined by the Administrator, any adjustments to ISOs under this Section 5 shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code. The Administrator’s determinations pursuant to this Section 5 shall be final, binding and conclusive.

Section 6.            Eligibility and Award Limits.

The Participants in the Plan shall be selected from time to time by the Administrator, in its sole discretion, from those individuals that qualify as Eligible Recipients.

Section 7.            Options.

(a)         General. Options granted under the Plan shall be designated as Nonqualified Stock Options or ISOs. Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option, and whether the Option is intended to be an ISO or a Nonqualified Stock Option (and in the event the Award Agreement has no such designation, the Option shall be a Nonqualified Stock Option). The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement.

(b)         Exercise Price. The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of an Option be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date of grant.

(c)         Option Term. The maximum term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten (10) years after the date such Option is granted. Each Option’s term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, subject to Section 4(d) of the Plan, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate.

____________

3        NOTE: To insert applicable compensation limits.

Annex I-7

(d)         Exercisability. Each Option shall be subject to vesting at such time or times and subject to such terms and conditions, including the attainment of performance goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion.

(e)         Method of Exercise. Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of whole Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise), (ii) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (iii) any other form of consideration approved by the Administrator and permitted by Applicable Laws or (iv) any combination of the foregoing.

(f)          ISOs. The terms and conditions of ISOs granted hereunder shall be subject to the provisions of Section 422 of the Code and the terms, conditions, limitations and administrative procedures established by the Administrator from time to time in accordance with the Plan. At the discretion of the Administrator, ISOs may be granted only to an employee of the Company, its “parent corporation” (as such term is defined in Section 424(e) of the Code) or a Subsidiary of the Company.

(1)         ISO Grants to 10% Stockholders. Notwithstanding anything to the contrary in the Plan, if an ISO is granted to a Participant who owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company at the time of grant, its “parent corporation” (as such term is defined in Section 424(e) of the Code) or a Subsidiary of the Company, the term of the ISO shall not exceed five (5) years from the time of grant of such ISO and the Exercise Price shall be at least one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date of grant.

(2)         $100,000 Per Year Limitation For ISOs. To the extent the aggregate Fair Market Value (determined on the date of grant) of the Shares for which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) exceeds $100,000, such excess ISOs shall be treated as Nonqualified Stock Options.

(3)         Disqualifying Dispositions. Each Participant awarded an ISO under the Plan shall notify the Company in writing immediately after the date the Participant makes a “disqualifying disposition” of any Share acquired pursuant to the exercise of such ISO. A “disqualifying disposition” is any disposition (including any sale) of such Shares before the later of (i) two years after the date of grant of the ISO and (ii) one year after the date the Participant acquired the Shares by exercising the ISO. The Company may, if determined by the Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable Participant until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Shares.

(g)         Rights as Stockholder. A Participant shall have no rights to dividends, dividend equivalents or distributions or any other rights of a stockholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, and has paid in full for such Shares and has satisfied the requirements of Section 15 hereof.

(h)         Termination of Employment or Service. In the event of a Participant’s termination for any reason other than death, Disability or Cause, the portion of such Participant’s Options that is not vested and exercisable as of the termination date shall not continue to vest and shall be immediately terminated and cancelled, and the portion of such Options that is vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (i) the expiration of the term of such Options (as provided in the applicable Award Agreement); and (ii) ninety (90) days after such termination date. In the event of a Participant’s termination due to death or Disability, the portion of such Participant’s Options that is not vested and exercisable as of the termination

Annex I-8

date shall not continue to vest and shall be immediately cancelled and terminated, and the portion of such Options that is vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (x) the expiration of the term of such Options (as provided in the applicable Award Agreement); and (y) the date that is twelve (12) months after the termination date. In the event of a Participant’s termination for Cause, or if after such termination, the Administrator determines that Cause existed before such termination, such Participant’s Options shall not continue to vest, shall be cancelled and terminated as of the termination date, and shall no longer be exercisable as to any Shares, whether or not previously vested.

(i)          Other Change in Employment or Service Status. An Option shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment status or service status of a Participant, in the discretion of the Administrator.

Section 8.            Stock Appreciation Rights.

(a)         General. Stock Appreciation Rights may be granted either alone (“Free Standing Rights”) or in conjunction with all or part of any Option granted under the Plan (“Related Rights”). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made. Each Participant who is granted a Stock Appreciation Right shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of Shares to be awarded, the Exercise Price per Share, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates. The provisions of Stock Appreciation Rights need not be the same with respect to each Participant. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b)         Awards; Rights as Stockholder. A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the shares of Common Stock, if any, subject to a Stock Appreciation Right until the Participant has given written notice of the exercise thereof and has satisfied the requirements of Section 15 hereof.

(c)         Exercise Price. The Exercise Price of Shares purchasable under a Stock Appreciation Right shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of a Stock Appreciation Right be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date of grant.

(d)         Exercisability.

(1)         Stock Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(2)         Stock Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 hereof and this Section 8 of the Plan.

(e)         Payment Upon Exercise.

(1)         Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price per share specified in the Free Standing Right multiplied by the number of Shares in respect of which the Free Standing Right is being exercised.

(2)         A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to the excess of the Fair Market Value as of the date

Annex I-9

of exercise over the Exercise Price specified in the related Option multiplied by the number of Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(3)         Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Stock Appreciation Right in cash (or in any combination of Shares and cash).

(f)          Termination of Employment or Service. In the event of a Participant’s termination for any reason other than death, Disability or Cause, the portion of such Participant’s Stock Appreciation Rights that is not vested and exercisable as of the termination date shall not continue to vest and shall be immediately terminated and cancelled, and the portion of such Stock Appreciation Rights that is vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (i) the expiration of the term of such Stock Appreciation Rights (as provided in the applicable Award Agreement); and (ii) ninety (90) days after such termination date. In the event of a Participant’s termination due to death or Disability, the portion of such Participant’s Stock Appreciation Rights that is not vested and exercisable as of the termination date shall not continue to vest and shall be immediately cancelled and terminated, and the portion of such Stock Appreciation Rights that is vested and exercisable as of the termination date shall terminate and be cancelled on the earlier of (x) the expiration of the term of such Stock Appreciation Rights (as provided in the applicable Award Agreement); and (y) the date that is twelve (12) months after the termination date. In the event of a Participant’s termination for Cause, or if after such termination, the Administrator determines that Cause existed before such termination, such Participant’s Stock Appreciation Rights shall not continue to vest, shall be cancelled and terminated as of the termination date, and shall no longer be exercisable as to any Shares, whether or not previously vested.

(g)         Term.

(1)         The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(2)         The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

(h)         Other Change in Employment or Service Status. Stock Appreciation Rights shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment or service status of a Participant, in the discretion of the Administrator.

Section 9.            Restricted Stock and Restricted Stock Units.

(a)         General. Restricted Stock or Restricted Stock Units may be issued under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Restricted Stock or Restricted Stock Units shall be made. Each Participant who is granted Restricted Stock or Restricted Stock Units shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Stock or Restricted Stock Units; the period of time restrictions, performance goals or other conditions that apply to Transferability, delivery or vesting of such Awards (the “Restricted Period”); and all other conditions applicable to the Restricted Stock and Restricted Stock Units. If the restrictions, performance goals or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Stock or Restricted Stock Units, in accordance with the terms of the grant. The provisions of the Restricted Stock or Restricted Stock Units need not be the same with respect to each Participant.

(b)         Awards and Certificates. Except as otherwise provided below in Section 9(c), (i) each Participant who is granted an Award of Restricted Stock may, in the Company’s sole discretion, be issued a share certificate in respect of such Restricted Stock; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to any such Award. The Company may require that the share certificates, if any, evidencing Restricted Stock granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any Award of Restricted Stock, the Participant shall have delivered a share transfer form, endorsed in blank, relating to the Shares covered by such Award. Certificates for shares of unrestricted Common Stock may, in

Annex I-10

the Company’s sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in such Restricted Stock Award. With respect to Restricted Stock Units to be settled in Shares, at the expiration of the Restricted Period, share certificates in respect of the shares of Common Stock underlying such Restricted Stock Units may, in the Company’s sole discretion, be delivered to the Participant, or his or her legal representative, in a number equal to the number of shares of Common Stock underlying the Restricted Stock Units Award. Notwithstanding anything in the Plan to the contrary, any Restricted Stock or Restricted Stock Units to be settled in Shares (at the expiration of the Restricted Period, and whether before or after any vesting conditions have been satisfied) may, in the Company’s sole discretion, be issued in uncertificated form. Further, notwithstanding anything in the Plan to the contrary, with respect to Restricted Stock Units, at the expiration of the Restricted Period, Shares, or cash, as applicable, shall promptly be issued (either in certificated or uncertificated form) to the Participant, unless otherwise deferred in accordance with procedures established by the Company in accordance with Section 409A of the Code, and such issuance or payment shall in any event be made within such period as is required to avoid the imposition of a tax under Section 409A of the Code.

(c)         Restrictions and Conditions. The Restricted Stock or Restricted Stock Units granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Section 409A of the Code where applicable, thereafter:

(1)         The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain performance goals, the Participant’s termination of employment or service with the Company or any Affiliate thereof, or the Participant’s death or Disability. Notwithstanding the foregoing, upon a Change in Control, the outstanding Awards shall be subject to Section 11 hereof.

(2)         Except as provided in the applicable Award Agreement, the Participant shall generally have the rights of a stockholder of the Company with respect to Restricted Stock during the Restricted Period; provided, however, that dividends declared during the Restricted Period with respect to an Award, shall only become payable if (and to the extent) the underlying Restricted Stock vests. Except as provided in the applicable Award Agreement, the Participant shall generally not have the rights of a stockholder with respect to Shares subject to Restricted Stock Units during the Restricted Period; provided, however, that, subject to Section 409A of the Code, an amount equal to dividends declared during the Restricted Period with respect to the number of Shares covered by Restricted Stock Units shall, unless otherwise set forth in an Award Agreement, be paid to the Participant at the time (and to the extent) Shares in respect of the related Restricted Stock Units are delivered to the Participant. Certificates for Shares of unrestricted Common Stock may, in the Company’s sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Stock or Restricted Stock Units, except as the Administrator, in its sole discretion, shall otherwise determine.

(3)         The rights of Participants granted Restricted Stock or Restricted Stock Units upon termination of employment or service as a director or independent contractor to the Company or to any Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(d)         Form of Settlement. The Administrator reserves the right in its sole discretion to provide (either at or after the grant thereof) that any Restricted Stock Unit represents the right to receive the amount of cash per unit that is determined by the Administrator in connection with the Award.

Section 10.          Other Stock-Based Awards.

Other Stock-Based Awards may be issued under the Plan. Subject to the provisions of the Plan, the Administrator shall have sole and complete authority to determine the individuals to whom and the time or times at which such Other Stock-Based Awards shall be granted. Each Participant who is granted an Other Stock-Based Award shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of shares of Common Stock to be granted pursuant to such Other Stock-Based Awards, or the manner in which such Other Stock-Based Awards shall be settled (e.g., in shares of Common Stock, cash or other property), or the conditions to the vesting and/or payment or settlement of such Other Stock-Based Awards (which may include, but not be limited to, achievement of performance criteria) and all other terms and conditions of such Other Stock-Based Awards.

Annex I-11

In the event that the Administrator grants a bonus in the form of Shares, the Shares constituting such bonus shall, as determined by the Administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such bonus is payable. Notwithstanding anything set forth in the Plan to the contrary, any dividend or dividend equivalent Award issued hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying Award.

Section 11.          Change in Control.

Unless otherwise determined by the Administrator and evidenced in an Award Agreement, in the event that (a) a Change in Control occurs, and (b) the Participant is employed by the Company or any of its Affiliates immediately prior to the consummation of such Change in Control then upon the consummation of such Change in Control, the Administrator, in its sole and absolute discretion, may:

(a)         provide that Awards, whether or not then vested, shall be continued, be assumed, or have new rights substituted therefor, as determined by the Administrator in a manner consistent with the requirements of Section 409A of the Code, and restrictions to which Awards granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the Award shall, where appropriate in the sole discretion of the Administrator, receive the same distribution as other Shares on such terms as determined by the Administrator; provided that the Administrator may decide to award additional Awards in lieu of any cash distribution. Notwithstanding anything to the contrary herein, for purposes of ISOs, any assumed or substituted Option shall comply with the requirements of Treasury Regulation Section 1.424-1 (and any amendment thereto);

(b)         provide that any unvested or unexercisable portion of any Award carrying a right to exercise become fully vested and exercisable;

(c)         cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the Plan to lapse and such Awards shall be deemed fully vested and any performance conditions imposed with respect to such Awards shall be deemed to be fully achieved at target performance levels; and/or

(d)         provide for the purchase of any Awards by the Company for an amount of cash equal to the excess (if any) of the highest price per Share paid in such Change in Control (the “Change in Control Price”), over the aggregate exercise price of such Awards; provided, however, that if the exercise price of an Option or Stock Appreciation Right exceeds the Change in Control Price, such Award may be cancelled for no consideration.

If the Administrator determines in its discretion pursuant to Section 3(b)(4) hereof to accelerate the vesting of Options and/or Share Appreciation Rights in connection with a Change in Control, the Administrator shall also have discretion in connection with such action to provide that all Options and/or Stock Appreciation Rights outstanding immediately prior to such Change in Control shall expire on the effective date of such Change in Control.

Section 12.          Amendment and Termination.

The Board may amend, alter or terminate the Plan at any time, but no amendment, alteration or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant’s consent. The Board shall obtain approval of the Company’s stockholders for any amendment that would require such approval in order to satisfy the requirements of any rules of the stock exchange on which the Common Stock is traded or other Applicable Law. Subject to Section 3(c), the Administrator may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Section 5 of the Plan and the immediately preceding sentence, no such amendment shall materially impair the rights of any Participant without his or her consent.

Section 13.          Unfunded Status of Plan.

The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Annex I-12

Section 14.          Withholding Taxes.

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of an amount up to the maximum statutory tax rates in the Participant’s applicable jurisdiction with respect to the Award, as determined by the Company. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by Applicable Laws, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto. Whenever Shares or property other than cash are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related taxes to be withheld and applied to the tax obligations; provided, that, with the approval of the Administrator, a Participant may satisfy the foregoing requirement by either (i) electing to have the Company withhold from delivery of Shares or other property, as applicable, or (ii) delivering already owned unrestricted shares of Common Stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. Such already owned and unrestricted shares of Common Stock shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined and any fractional share amounts resulting therefrom shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by Applicable Laws, to satisfy its withholding obligation with respect to any Award.

Section 15.          Transfer of Awards.

Until such time as the Awards are fully vested and/or exercisable in accordance with the Plan or an Award Agreement, no purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a “Transfer”) by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void ab initio and shall not create any obligation or liability of the Company, and any Person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such Shares or other property underlying such Award. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option or a Stock Appreciation Right may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal Disability, by the Participant’s guardian or legal representative.

Section 16.          Continued Employment or Service.

Neither the adoption of the Plan nor the grant of an Award shall confer upon any Eligible Recipient any right to continued employment or service with the Company or any Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or any Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 17.          Effective Date.

The Plan was approved by the Board on [_________], 2022 and shall be adopted and become effective on the date that it is approved by the Company’s stockholders (the “Effective Date”).

Section 18.          Electronic Signature.

Participant’s electronic signature of an Award Agreement shall have the same validity and effect as a signature affixed by hand.

Annex I-13

Section 19.          Term of Plan.

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

Section 20.          Securities Matters and Regulations.

(a)         Notwithstanding anything herein to the contrary, the obligation of the Company to sell or deliver Shares with respect to any Award granted under the Plan shall be subject to all Applicable Laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. The Administrator may require, as a condition of the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates bear such legends, as the Administrator, in its sole discretion, deems necessary or advisable.

(b)         Each Award is subject to the requirement that, if at any time the Administrator determines that the listing, registration or qualification of Shares is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Shares, no such Award shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.

(c)         In the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Administrator may require a Participant receiving Common Stock pursuant to the Plan, as a condition precedent to receipt of such Common Stock, to represent to the Company in writing that the Common Stock acquired by such Participant is acquired for investment only and not with a view to distribution.

Section 21.          Section 409A of the Code.

The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Participant shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a “separation from service” from the Company and its Affiliates within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

Section 22.          Notification of Election Under Section 83(b) of the Code.

If any Participant shall, in connection with the acquisition of shares of Common Stock under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within ten (10) days after filing notice of the election with the Internal Revenue Service.

Annex I-14

Section 23.          No Fractional Shares.

No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

Section 24.          Beneficiary.

A Participant may file with the Administrator a written designation of a beneficiary on such form as may be prescribed by the Administrator and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant’s estate shall be deemed to be the Participant’s beneficiary.

Section 25.          Paperless Administration.

In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

Section 26.          Severability.

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

Section 27.          Clawback.

(a)         If the Company is required to prepare a financial restatement due to the material non-compliance of the Company with any financial reporting requirement, then the Committee may require any Section 16 Officer to repay or forfeit to the Company, and each Section 16 Officer agrees to so repay or forfeit, that part of the Incentive Compensation received by that Section 16 Officer during the three-year period preceding the publication of the restated financial statement that the Committee determines was in excess of the amount that such Section 16 Officer would have received had such Incentive Compensation been calculated based on the financial results reported in the restated financial statement. The Committee may take into account any factors it deems reasonable in determining whether to seek recoupment of previously paid Incentive Compensation and how much Incentive Compensation to recoup from each Section 16 Officer (which need not be the same amount or proportion for each Section 16 Officer), including any determination by the Committee that a Section 16 Officer engaged in fraud, willful misconduct or committed grossly negligent acts or omissions which materially contributed to the events that led to the financial restatement. The amount and form of the Incentive Compensation to be recouped shall be determined by the Committee in its sole and absolute discretion, and recoupment of Incentive Compensation may be made, in the Committee’s sole and absolute discretion, through the cancellation of vested or unvested Awards, cash repayment or both.

(b)         Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any Applicable Laws, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such Applicable Law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

Section 28.          Governing Law.

The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles of conflicts of law of such state.

Annex I-15

Section 29.          Indemnification.

To the extent allowable pursuant to applicable law, each member of the Board and the Administrator and any officer or other employee to whom authority to administer any component of the Plan is designated shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, however, that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled pursuant to the Company’s Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section 30.          Titles and Headings, References to Sections of the Code or Exchange Act.

The titles and headings of the sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.

Section 31.          Successors.

The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

Section 32.          Relationship to other Benefits.

No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.
Annex I-16

Annex J

Execution Version

SPONSOR LETTER AGREEMENT

This SPONSOR LETTER AGREEMENT (this “Agreement”) is entered into as of December 2, 2021, by and among Opal Fuels LLC, a Delaware limited liability company (the “Company”), ArcLight Clean Transition Corp. II, an exempted company incorporated in the Cayman Islands with limited liability (“ACT”), ArcLight CTC Holdings II, L.P., a Delaware limited partnership (the “ACT Sponsor”), each of Arno Harris, Audrey Lee, Brian Goncher and Steven Berkenfeld (collectively, the “Insiders”) and, solely for purposes of amending the Sponsor Letter (as defined below), each of John F. Erhard, Daniel R. Revers, Marco F. Gatti, Christine M. Miller, Kerrick S. Knauth (collectively, the “Officers”). Each of the Company, ACT, the ACT Sponsor and each of the Insiders are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Each of the ACT Sponsor and each of the Insiders are sometimes referred to herein individually as a “Shareholder.” Except as otherwise specified herein, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, ACT, the Company and Opal HoldCo LLC, a Delaware limited liability company and the record and beneficial owner of a majority of the voting and economic rights of the Company (“Opal HoldCo”), entered into that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, the Business Combination Agreement contemplates that, on the terms and subject to the conditions therein, on the Closing Date, ACT will acquire the equity interests and equity-linked securities of the Company, with ACT becoming the sole managing member of the Company (collectively, and together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents, the “Transactions”);

WHEREAS, reference is hereby made to the following Contracts (collectively, the “Affected Agreements”):

(A) that certain Letter Agreement dated March 25, 2021 and delivered by the ACT Sponsor, the Insiders and the Officers to ACT (the “Sponsor Letter”);

(B) that certain Warrant Agreement dated March 25, 2021 between ACT and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent” and, such agreement, the “Warrant Agreement”); and

(C) that certain Registration and Shareholder Rights Agreement dated March 25, 2021 by and among ACT, the ACT Sponsor and certain other equityholders named therein;

WHEREAS, as of the date hereof, each Shareholder, in its respective capacity as such, is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of (i) Pre-Closing ACT Class A Shares, (ii) private placement warrants (the “Warrants”) to purchase an aggregate number of Pre-Closing ACT Class A Shares and/or (iii) Pre-Closing ACT Class B Shares, in each case, set forth on Exhibit A attached hereto opposite such person’s name on such Exhibit (collectively, with respect to each Shareholder, the “Subject Securities”);

WHEREAS, as part of the Transactions, each of the Pre-Closing ACT Class B Shares will be converted into one Pre-Closing ACT Class A Share and, subsequently, into one Post-Closing ACT Class A Share;

WHEREAS, in connection with the Transactions, at the Closing, each of ACT, Opal HoldCo, Ares, Hillman, NextEra, the Company and each of the Shareholders will enter into the Investor Rights Agreement;

WHEREAS, in consideration for the benefits to be received by the ACT Sponsor and each of the Insiders under the terms of the Business Combination Agreement and as a material inducement to the Company and ACT agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the ACT Sponsor and each of the Insiders agrees to enter into this Agreement and to be bound by the applicable agreements, covenants and obligations contained in this Agreement; and

Annex J-1

WHEREAS, the Parties acknowledge and agree that the Company and ACT would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without each of the Shareholders entering into this Agreement and agreeing to be bound by the applicable agreements, covenants and obligations contained in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties and, solely for purposes of amending the Sponsor Letter, the Officers, each intending to be legally bound, hereby agree as follows:

1. Sponsor Letter. The Company, ACT, the ACT Sponsor, each Insider and each Officer hereby agree as follows:

(a) The Sponsor Letter acknowledges in Section 3 thereof that ACT shall not enter into a definitive agreement regarding a Business Combination (as defined therein) without the prior consent of the ACT Sponsor. The Transactions constitute a Business Combination for purposes of the Sponsor Letter and the ACT Sponsor hereby consents to entry into the Business Combination Agreement.

(b) The Sponsor Letter provides in Section 3 thereof for certain requirements of the ACT Sponsor, the Insiders and the Officers in respect of a Business Combination (in each case, as defined therein), including in respect of voting all Founder Shares and Public Shares (in each case, as defined therein) beneficially owned by the ACT Sponsor and by the Insiders (the “Shares”), as applicable, in favor of such Business Combinations and forgoing redemption rights in respect thereof. The Transactions constitute a Business Combination for purposes of the Sponsor Letter and the ACT Sponsor, each Insider and each Officer will comply with its, his or her respective obligations under Section 3 of the Sponsor Letter. In furtherance of such obligations, and without limiting the prior sentence, each Shareholder agrees, that prior to the Expiration Date (as defined below), at any meeting of ACT’s shareholders or any adjournment or postponement thereof, or in connection with any written consent of ACT’s shareholders, with respect to the Transactions, such Shareholder shall:

i.       appear at such meeting or otherwise cause all Shares to be counted as present thereat for purposes of calculating a quorum; and

ii.      from and after the date hereof until the Expiration Date, vote (or cause to be voted) or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares that such Shareholder shall be entitled to so vote: (A) in favor of adoption and approval of the Business Combination Agreement, the Transactions and any other proposals recommended by ACT’s board of directors in connection with the Transaction as to which shareholders of ACT are called upon to vote or consent to; (B) against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of ACT or its Affiliates under the Business Combination Agreement or that would reasonably be expected to result in any of the conditions to ACT’s or any of its Affiliates’ obligations under the Business Combination Agreement not being fulfilled; and (iii) against any ACT Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Transactions. The Shareholders shall not take or commit or agree to take any action inconsistent with the foregoing.

(c) Subject to, and conditioned upon the occurrence and effective as of, the Closing, Section 5 of the Sponsor Letter shall be amended and restated to provide in its entirety as follows: “[Reserved].”

(d) Section 4 of the Sponsor Letter is hereby amended and restated to provide in its entirety as follows: “[Reserved].” For the avoidance of doubt, if the Business Combination Agreement is terminated in accordance with its terms, then this clause (d) (and the amendment and restatement contemplated by this clause (d)) shall be of no further force and effect and Section 4 of the Sponsor Letter shall be reinstated and effective from and after such time.

(e) As used herein, “Expiration Date” means the earliest to occur of (i) the Closing, (ii) such date and time as the Business Combination Agreement shall be terminated in accordance with its terms, and (iii) upon the mutual written agreement of the Parties.

Annex J-2

2. Earn-Out Shares.

(a) Subject to, and conditioned upon the occurrence of and effective immediately after the Closing, (i) 5% of the Post-Closing ACT Class A Shares beneficially owned by the ACT Sponsor immediately following the Closing resulting from the conversion of the Pre-Closing ACT Class B Shares in connection with the Transactions (rounded up to the nearest whole share) shall be subject to the provisions set forth below in this Section ٢ (such shares, the “First 50% Earn-Out Shares”), (ii) an additional 5% of the Post-Closing ACT Class A Shares beneficially owned by the ACT Sponsor immediately following the Closing resulting from the conversion of the Pre-Closing ACT Class B Shares in connection with the Transactions (rounded up to the nearest whole share) shall be subject to the provisions set forth below in this Section ٢ (such shares, the “Second 50% Earn-Out Shares” and, together with the First 50% Earn-Out Shares, the “Earn-Out Shares”) and (iii) the remaining 90% of the Post-Closing ACT Class A Shares beneficially owned by the ACT Sponsor immediately following the Closing resulting from the conversion of the Pre-Closing ACT Class B Shares in connection with the Transactions (rounded down to the nearest whole share) shall not be subject to the provisions set forth below in this Section ٢ (such shares, the “Retained Shares”).

(b) Subject to, and conditioned upon the occurrence of and effective immediately after the Closing, the Earn-Out Shares shall be unvested and subject to the restrictions and forfeiture provisions set forth in this Section 2. The Earn-Out Shares shall vest and be released from the provisions set forth in this Section 2 as follows if, during the 60 months following the Closing (the final day of such period, the “Earn-Out End Date”):

i.       (A) the VWAP of the Post-Closing ACT Class A Shares over any 20 Trading Days within any 30 consecutive Trading Day period is greater than or equal to $12.50 per share; or (B) a Sale (as defined below) is consummated in which the Post-Closing ACT Class A Shares are valued at greater than or equal to $12.50 per share, in which the case of either (A) or (B), the First 50% Earn-Out Shares shall vest upon the close of market on the 20th such Trading Day or as of immediately prior to the closing of such Sale, respectively; and

ii.      (A) the VWAP of the Post-Closing ACT Class A Shares over any 20 Trading Days within any 30 consecutive Trading Day period is greater than or equal to $15.00 per share; or (B) a Sale is consummated in which the Post-Closing ACT Class A Shares are valued at greater than or equal to $15.00 per share, in which the case of either (A) or (B), such Second 50% Earn-Out Shares shall vest upon the close of market on the 20th such Trading Day or as of immediately prior to the closing of such Sale, respectively;

(each of the occurrences described in the foregoing clauses (i) and (ii), an “Earn-Out Event”). Any Earn-Out Shares that have not vested in accordance with this Section 2(b) on or before the Earn-Out End Date will be immediately forfeited at 11:59 p.m., New York, New York time on the Earn-Out End Date. For purposes of this Agreement, “Sale” means (A) a direct or indirect sale, lease, exchange or other transfer (regardless of the form of the transaction) in one transaction or a series of related transactions of a majority of ACT’s assets, as determined on a consolidated basis, to a third party or third parties acting as a “group” (as defined in Section 13(d)(3) of the Exchange Act) or (B) any transaction or series of transactions that results, directly or indirectly, in the shareholders of ACT as of immediately prior to such transactions holding, in the aggregate, less than 50% of the voting Equity Securities of ACT (or any successor of ACT) immediately after the consummation thereof (excluding, for the avoidance of doubt, any Earn-out Shares), in the case of each of clause (A) or (B), whether by amalgamation, merger, consolidation, arrangement, tender offer, recapitalization, purchase, issuance, sale or transfer of Equity Securities or assets or otherwise.

(c) The ACT Sponsor agrees that it shall not engage in any Transfer (as defined in the Sponsor Letter) with respect to any Earn-Out Shares until such time as the Earn-Out Shares have vested pursuant to Section 2(b). Notwithstanding the foregoing or anything to the contrary herein, (i) the ACT Sponsor (and, for the avoidance of doubt, any permitted transferees pursuant to this clause (i)) may transfer all or any of the Earn-Out Shares to a Permitted Transferee (as defined in the Investor Rights Agreement), provided that the transferee shall, in addition to any requirements in the Investor Rights Agreement, agree in writing that he, she or it is receiving and holding such Earn-Out Shares subject to the provisions of this Section 2 and (ii) from and after a transfer pursuant to clause (i) of this sentence, all references to the ACT Sponsor in this Section 2 shall include such transferee and shall collectively mean the ACT Sponsor (to the extent that it then holds Earn-Out Shares) and each permitted transferee of Earn-Out Shares pursuant to clause (i) of this sentence (in each case, to the extent he, she or it then holds Earn-Out Shares). Each transferee of Earn-Out Shares pursuant to clause (i) of the preceding sentence shall be a third party beneficiary of this Section 2.

Annex J-3

(d) As used herein, “Trading Day” means any day on which trading is generally conducted on Nasdaq or any other exchange on which the Post-Closing ACT Class A Shares are traded on or after the Closing and on or prior to the Earn-Out End Date. The Earn-Out Shares, the applicable Earn-Out Event (and all references to Post-Closing ACT Class A Shares and each of the foregoing in this Agreement) and the $12.50 and $15.00 per share price referenced in Section 2(b) shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Post-Closing ACT Class A Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change in respect of the Post-Closing ACT Class A Shares (or any other Equity Securities into which they are adjusted pursuant to this Section 2(d)) at any time prior to the vesting of the Earn-Out Shares pursuant to this Section 2 so as to provide the holders of the Earn-Out Shares with the same economic effect as contemplated by this Section 2 prior to such event and as so adjusted shall, from and after the date of such event, be the Earn-Out Shares and the Earn-Out Events, as applicable.

(e) The Company shall use reasonable best efforts to remain listed as a public company on, and for the Earn-Out Shares to be tradable over, Nasdaq or any other nationally recognized U.S. stock exchange; provided, however, the foregoing shall not limit the Company or any of its Affiliates from consummating a Sale or entering into a definitive agreement that contemplates a Sale. Subject to this Section 2, upon the consummation of a Sale, the Company shall have no further obligations under this Section 2(e).

(f) At the time that the Earn-Out Shares become vested pursuant to this Section 2, the Company shall remove any legends, stock transfer restrictions, stop transfer orders or similar restrictions with respect to the Earn-Out Shares related to such vesting or this Section 2 (other than, for the avoidance of doubt, those that relate to any applicable and then-existing Lock-Up Period (as defined in the Investor Rights Agreement) with respect to such Earn-Out Shares).

(g) For the avoidance of doubt, (i) the ACT Sponsor shall retain all of its rights as a stockholder of the Company with respect to the Earn-Out Shares owned by it during any period of time that such shares are subject to restriction on transfer or sale hereunder, including the right to vote any such shares and the right to receive dividends and other distributions with respect to such Earn-Out Shares prior to vesting (provided that dividends and other distributions with respect to Earn-Out Shares that are subject to vesting and are unvested at the time of such dividend or distribution shall be set aside by the Company and shall only be paid to such holders upon the vesting of such Earn-Out Shares (and, if any dividends or other distributions with respect to Earn-Out Shares are set aside and such Earn-Out Shares are subsequently forfeited pursuant to this Section 2, such set aside dividends or distributions shall become the property of the Company)), (ii) any Earn-Out Shares that vest in accordance with the terms of this Section 2 shall remain subject to any applicable Lock-Up Period set forth in the Investor Rights Agreement and (iii) notwithstanding the expiration of any Lock-Up Period with respect to any Earn-Out Shares, such shares shall remain subject to any applicable restrictions set forth this Section 2.

(h) The ACT Sponsor intends to make a protective election under Section 83(b) of the Code with respect to the Earn-Out Shares.

3. Anti-Dilution Adjustment Waiver. Subject to, and conditioned upon the occurrence of and effective as of immediately prior to the Closing, the ACT Sponsor, which is the holder of at least a majority of the outstanding Pre-Closing ACT Class B Shares as of the date hereof, hereby waives on behalf of the holders of all Pre-Closing ACT Class B Shares, pursuant to and in compliance with ACT’s Governing Documents, any adjustment to the conversion ratio set forth therein, and any rights to other anti-dilution protections with respect to the Pre-Closing ACT Class B Shares, that may result from the PIPE Financing and/or the consummation of the Transactions.

4. ACT Expenses. No later than three Business Days prior to the Closing, ACT shall deliver to the Company a reasonably detailed calculation of the ACT Expenses, along with reasonably detailed supporting documentation. To the extent such ACT Expenses, in the aggregate, would exceed $26,000,000 as of the Closing Date (including, without limitation, any ACT Expenses to be incurred, to arise or to accrue as a result of the Closing) (such excess ACT Expenses, the “Excess Act Expenses”), the ACT Sponsor shall pay or cause to be paid to the Company such Excess ACT Expenses either (a) in cash by wire transfer of immediately available funds, pursuant to written wire instructions provided by the Company no later than two Business Days prior to the Closing, (b) by forfeiting Shares (other than Earn-Out Shares) beneficially owned by the ACT Sponsor to ACT for cancellation (with each Share valued at $10.00 per share for such purposes) or (c) by a combination of cash or forfeited Shares as provided in clauses (a) and (b).

Annex J-4

5. Other Covenants and Agreements.

(a) Each Shareholder hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality and Access to Information) and 5.4 (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties thereto, as if such Shareholder is directly a party thereto, and (ii) Section 5.7 (ACT Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to ACT, as if such Shareholder is directly party thereto.

(b) If applicable, prior to the Closing, each Shareholder hereby agrees to as promptly as practicable execute and deliver all additional agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or reasonably advisable, in each case, as mutually reasonably determined and agreed to by ACT and the Company (such determination and agreement not to be unreasonably withheld, conditioned or delayed by either ACT or the Company), in connection with, or otherwise in furtherance of, the transactions and the other covenants and agreements contemplated by the Business Combination Agreement or this Agreement (provided, however, that in no event shall any Shareholder be obligated to take, approve or consent to any action that would result in any adverse economic or other material change to the Business Combination Agreement, this Agreement or any other Ancillary Document to which he, she or it is or will be a party). If applicable, from and after the Closing, the ACT Sponsor and the Company each hereby agrees to as promptly as practicable execute and deliver execute and deliver all additional agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be reasonably necessary to effectuate the purpose of the covenants and agreements of this Agreement that survive the Closing. Notwithstanding the foregoing, no Shareholder or the Company shall be required to provide any information that is, based on the advice of outside counsel, subject to legal privilege.

(c) Each Shareholder acknowledges and agrees that ACT and the Company are entering into the Business Combination Agreement in reliance upon such Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the applicable agreements, covenants and obligations contained in this Agreement and, but for each Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the applicable agreements, covenants and obligations contained in this Agreement, ACT and the Company would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement.

6. Shareholder Representations and Warranties. Each Shareholder represents and warrants, as of the date hereof, solely with respect to himself, herself or itself, and not on behalf of any other Shareholder, to the Company and ACT as follows:

(a) The Shareholder (if not an individual) is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

(b) The Shareholder (if not an individual) has the requisite corporate, limited liability company or other similar power and authority and, if the Shareholder is an individual, legal capacity to execute and deliver this Agreement, to perform his, her or its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate or other action on the part of the Shareholder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid, legal and binding agreement of the Shareholder (assuming that this Agreement is duly authorized, executed and delivered by the other parties hereto), enforceable against the Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Shareholder with respect to the Shareholder’s execution, delivery or performance of his, her or its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions

Annex J-5

of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for (i) any filings with the SEC related to his, her or its ownership of Equity Securities of ACT or the transactions contemplated by the Business Combination Agreement, this Agreement or any other Ancillary Documents to which he, she or it is a party, or (ii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.

(d) None of the execution or delivery of this Agreement by the Shareholder, the performance by the Shareholder of any of his, her or its covenants, agreements or obligations under this Agreement or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) if the Shareholder is not an individual, result in any breach of any provision of the Shareholder’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Shareholder is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Shareholder or any of his, her or its properties or assets are bound or (iv) other than the restrictions contemplated by this Agreement, the Business Combination Agreement or any other Ancillary Document to which such Shareholder is or will be a party, result in the creation of any Lien upon the Subject Securities (other than as expressly provided under this Agreement), except, in the case of any of clauses (ii) and (iii) above, as would not reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.

(e) The Shareholder is, as of the date hereof, the record and beneficial owner of the Subject Securities as set forth on Exhibit A hereto. The Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Securities set forth on Exhibit A hereto as of the date hereof. Except for this Agreement, the Business Combination Agreement, the other Ancillary Documents to which he, she or it is or will be a party, the Affected Agreements and the Governing Documents of ACT, the Shareholder is not party to or bound by (i) any option, warrant, purchase right or other Contract that would reasonably be expected (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) to require the Shareholder to Transfer any of the Subject Securities or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Subject Securities, in the case of either clause (i) or (ii), that would reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.

(f) There is no Proceeding pending or, to the Shareholder’s knowledge, threatened against or involving the Shareholder or any of his, her or its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g) The Shareholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that he, she or it has conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Company and the Transactions as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the Transactions.

(h) In entering into this Agreement, the Shareholder has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth herein and no other representations or warranties of ACT, the Company or any other Person, either express or implied, and the Shareholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in this Agreement, none of ACT, the Company or any other Person makes or has made any representation or warranty, either express or implied, to the Shareholder in connection with or related to this Agreement, the Business Combination Agreement or the other Ancillary Documents or the transactions contemplated hereby or thereby.

Annex J-6

7. Company and ACT Acknowledgement. In entering into this Agreement, the Business Combination Agreement and the other Ancillary Documents to which it is or will be a party, neither of the Company nor ACT have relied on any representations or warranties of any Shareholder, either express or implied, except for the representations and warranties of the Shareholders expressly set forth in this Agreement or in such other Ancillary Documents to which such Shareholders is or will be a party and to which ACT or the Company, as applicable, is or will be a party.

8. Transfer of Subject Securities. From and after the date hereof and until the earlier of (a) the termination of this Agreement in accordance with its terms and (b) the Closing, each Shareholder agrees not to (i) Transfer (as defined in the Sponsor Letter) any of the Subject Securities, (ii) enter into (A) any option, warrant, purchase right, or other Contract that would reasonably be expected (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) to require the Shareholder to Transfer the Subject Securities or (B) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Securities, or (iii) take any actions in furtherance of any of the matters described in the foregoing clauses (i) or (ii); provided, that , notwithstanding any other provision of this Agreement to the contrary, each Shareholder shall be permitted to make transfers to its Affiliates and limited partners, or its or their Affiliates, members or limited partners, so long as (x) prior to any such transfer, such Shareholder shall deliver a written notice of such Transfer to the Company and, (y) as a condition to any such transfer, such permitted transferee shall execute a joinder and acknowledgement reasonably satisfactory to the Company agreeing to be bound by and made a party to this Agreement; provided, further, that, any such transfer shall not relieve, discharge or otherwise modify the obligations of such Shareholder under this Agreement.

9. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party or Officer, and be void ab initio, upon the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties or Officers shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (a) the termination of this Agreement shall not affect any Liability on the part of any Party or Officer for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (b) Section ٦, this Section 8 and the representations and warranties set forth in Sections 5(g) and (h) shall each survive any termination of this Agreement, and (c) Sections ٩ through 17 shall survive any termination of this Agreement. For purposes of this Agreement, (x) “Willful Breach” means a material breach of this Agreement that is a consequence of an act or a failure to act by the breaching Party or Officer with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (i) a false or incorrect representation or warranty expressly made by such Party in this Agreement, (ii) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (iii) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (iv) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, entering into this Agreement, and (v) another Party suffering damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

10. No Other Capacity. Notwithstanding anything in this Agreement to the contrary, (a) no Shareholder makes any agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder and beneficial owner of the Subject Securities (i.e., if such Shareholder is an individual, not in such Shareholder’s capacity as a director, officer or employee of ACT); and (b) nothing herein will be construed to limit or affect any action or inaction by (i) an Insider or (ii) in the case of the ACT Sponsor, any representative of the ACT Sponsor serving as a member of the board of directors of ACT or as an officer, employee or fiduciary of ACT, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of ACT (which such actions shall be governed by the Business Combination Agreement or such other Ancillary Agreements applicable to action or inaction taken in such capacity).

Annex J-7

11. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to ACT or the ACT Sponsor, to:

c/o ArcLight Clean Transition Corp. II
200 Clarendon Street, 55th Floor
Boston, MA 02116
Attention:	General Counsel
Email:	christine.miller@arclightclean.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attn:	Doug Bacon, P.C.
Julian Seiguer, P.C.
Jennifer R. Gasser
E-mail:	douglas.bacon@kirkland.com
julian.seiguer@kirkland.com
jennifer.gasser@kirkland.com

If to the Company, to:

Opal Fuels LLC
One North Lexington Avenue Suite 1450
White Plains, NY 10601
Attn.:	John H. Coghlin, General Counsel
Email:	jcoghlin@opalfuels.com

with a copy (which shall not constitute notice) to:

Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, New York 10112
Attn.:	Andrew M. Felner
John H. Booher
Email:	afelner@sheppardmullin.com
jbooher@sheppardmullin.com

if to an Insider or an Officer, to the address on the Insider’s or Officer’s respective signature page hereto;

or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

1. Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein (including the Ancillary Documents) constitute the entire agreement of the Parties and Officers with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties and Officers with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement. In the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Affected Agreement, this Agreement shall control with respect to the subject matter thereof.

Annex J-8

2. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Shareholders, the Company and ACT. Notwithstanding the foregoing, no failure or delay by any Party or Officer, as applicable, in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Subject to Section 2(d), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by a Shareholder or the Company without ACT’s prior written consent (to be withheld or given in its sole discretion) or by ACT or a Shareholder without the Company’s prior written consent (to be withheld or given in its sole discretion). Any attempted assignment of this Agreement not in accordance with the terms of this Section 13 shall be null and void ab initio.

3. Fees and Expenses. Except, in the case of ACT and the Company, as otherwise expressly set forth in the Business Combination Agreement, and without limitation to Section 4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided, that, any such reasonable and documented fees and expenses incurred by the Shareholders in connection with this Agreement and the transactions contemplated hereby on or prior to the Closing shall be deemed to be fees and expenses of ACT or the ACT Sponsor, as applicable.

4. No Third Party Beneficiaries. Except as set forth in Section 2(d), this Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to, or shall be deemed to, create a joint venture.

5. Miscellaneous. Sections 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

6. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in the Company, any Company Affiliated Party, or any ACT Affiliated Party any direct or indirect ownership or incidents of ownership of or with respect to the Subject Securities. All rights, ownership and economic benefits of and relating to the Subject Securities shall remain vested in and belong to each Shareholder, and the Company and ACT (and each other Company Affiliated Party and ACT Affiliated Party) shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct any Shareholder in the voting of any of the Subject Securities, except as otherwise expressly provided herein with respect to the Subject Securities. Except as otherwise set forth in Section 1, no Shareholder shall be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the stockholders of ACT.

7. No Recourse. Except for claims pursuant to the Business Combination Agreement or any Ancillary Document by any party(ies) thereto against any other party(ies) on the terms and subject to the conditions therein, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Person that is not a Party, and (b) without limiting the generality of the foregoing, no Person that is not a Party shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein. Notwithstanding anything to the contrary in this Agreement, (i) in no event shall any Shareholder have any obligations or Liabilities related to or arising out of the covenants, agreements, obligations, representations or warranties of any other Shareholder under this Agreement (including related to or arising out of the breach of any such covenant, agreement, obligation, representation or warranty by any other Shareholder), and (ii) in no event shall ACT have any obligations or Liabilities related to or arising out of the covenants, agreements, obligations, representations or warrants of any Shareholder under this Agreement (including related to or arising out of any breach of any such covenant, agreement, obligation, representation or warranty by any such Shareholder).

Annex J-9

8. Non-Survival. The representations, warranties, agreements and covenants in this Agreement shall terminate at the Closing, except for those covenants and agreements in this Agreement that, by their terms, expressly contemplate performance or survival after the Closing (including, without limitation, Sections 1(c), 2, 3, 4, 5(a), and 9 through and including 19) which covenants and agreements shall so survive the Closing in accordance with their terms; provided that the foregoing shall not limit any Party’s rights in the event of another Party’s Willful Breach of any agreement and covenant set forth in Section 8 prior to the Closing.

[Signature pages follow.]

Annex J-10

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

OPAL FUELS LLC
By:	/s/ Adam Comora
Name:	Adam Comora
Title:	Co-CEO

[Signature Page to Sponsor Letter Agreement]

Annex J-11

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

ARCLIGHT CLEAN TRANSITION CORP. II
By:	/s/ John F. Erhard
Name:	John F. Erhard
Title:	President and Chief Executive Officer

[Signature Page to Sponsor Letter Agreement]

Annex J-12

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

ARCLIGHT CTC HOLDINGS II, L.P.
By:	ACTC HOLDINGS GP II, LLC, its general partner
By:	ARCLIGHT CAPITAL HOLDINGS, LLC, its Manager
By:	ACHP II, L.P., its Managing Member
By:	ACH GP, LLC, its General Partner
By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Manager

[Signature Page to Sponsor Letter Agreement]

Annex J-13

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

OFFICERS
/s/ John F. Erhard
Name:	John F. Erhard
Address:

[Signature Page to Sponsor Letter Agreement]

Annex J-14

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

OFFICERS
/s/ Daniel R. Revers
Name:	Daniel R. Revers
Address:

[Signature Page to Sponsor Letter Agreement]

Annex J-15

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

OFFICERS
/s/ Marco F. Gatti
Name:	Marco F. Gatti
Address:

[Signature Page to Sponsor Letter Agreement]

Annex J-16

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

OFFICERS
/s/ Christine M. Miller
Name:	Christine M. Miller
Address:

[Signature Page to Sponsor Letter Agreement]

Annex J-17

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

OFFICERS
/s/ Kerrick S. Knauth
Name:	Kerrick S. Knauth
Address:

[Signature Page to Sponsor Letter Agreement]

Annex J-18

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

INSIDERS
/s/ Arno Harris
Name:	Arno Harris
Address:

[Signature Page to Sponsor Letter Agreement]

Annex J-19

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

INSIDERS
/s/ Audrey Lee
Name:	Audrey Lee
Address:

[Signature Page to Sponsor Letter Agreement]

Annex J-20

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

INSIDERS
/s/ Brian Goncher
Name:	Brian Goncher
Address:

[Signature Page to Sponsor Letter Agreement]

Annex J-21

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

INSIDERS
/s/ Steven Berkenfeld
Name:	Steven Berkenfeld
Address:

[Signature Page to Sponsor Letter Agreement]

Annex J-22

EXHIBIT A

Subject Securities

Annex J-23

EXHIBIT A

Subject Securities

Shareholders	Pre-Closing ACT Class B Shares	Pre-Closing ACT Warrants
ArcLight CTC Holdings II, L.P.	6,920,326	9,223,261
Arno Harris	35,000	—
Audrey Lee	35,000	—
Brian Goncher	35,000	—
Steven Berkenfeld	35,000	—
Total	7,779,076	9,223,261

[Exhibit A to Sponsor Letter Agreement]

Annex J-24

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Organizational Documents provided for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Existing Organizational Documents. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description
2.1†*	Business Combination Agreement, dated as of December 2, 2021, by and among ArcLight, OPAL Fuels and OPAL HoldCo (included as Annex A to the proxy statement/prospectus).
3.1*	Amended and Restated Memorandum and Articles of Association of ArcLight (included as Annex B to the proxy statement/prospectus).
3.2*	Form of Certificate of Incorporation of New OPAL, to become effective upon Domestication (included as Annex C to the proxy statement/prospectus).
3.3*	Form of Bylaws of New OPAL, to become effective upon Domestication (included as Annex D to the proxy statement/prospectus).
4.1*	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed by the Registrant on March 8, 2021).
4.2*	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Registrant on March 8, 2021).
4.3*	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Registrant on March 8, 2021).
4.4*

Warrant Agreement between Continental Stock Transfer & Trust Company and ArcLight Clean Transition Corp. II, dated March 22, 2021 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on March 26, 2021).

4.5*	Form of Certificate of Corporate Domestication of ArcLight, to be filed with the Secretary of the State of Delaware.
5.1*	Opinion of Kirkland & Ellis LLP.
8.1*	Tax Opinion of Kirkland & Ellis LLP.
10.1*	Form of New OPAL Indemnification Agreement.
10.2*	Form of 2022 Omnibus Equity Incentive Plan (included as Annex I to the proxy statement/prospectus).
10.3*

Sponsor Letter Agreement, dated as of March 25, 2021, by and among ArcLight CTC Holdings II, L.P., ArcLight Clean Transition Corp. II and certain other parties thereto (incorporated by referenced to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed by the Registrant on March 26, 2021).

10.4*	Form of Subscription Agreement (included as Annex E to the proxy statement/prospectus).

Exhibit Number	Description
10.5*	Form of Amendment No. 1 to the Subscription Agreement (included as Annex E-I to the proxy statement/prospectus).
10.6*	Form of Tax Receivable Agreement (included as Annex F to the proxy statement/prospectus).
10.7*	Form of Investor Rights Agreement (included as Annex G to the proxy statement/prospectus).
10.8*	Form of Second A&R LLC Agreement of OPAL Fuels, including any Certificates of Designations (included as Annex H to the proxy statement/prospectus).
10.9*

Delayed Draw Term Loan and Guaranty Agreement, dated October 22, 2021, by and among OPAL Fuels Intermediate Holdco LLC, the Guarantors named on the signature pages thereto, and the Lenders (as defined therein), and Bank of America, N.A., as Administrative Agent for the Lenders.

10.10*	Amendment No. 1 to Delayed Draw Term Loan and Guaranty Agreement and Waiver, dated February 1, 2022.
10.11#*

Environmental Attributes Purchase and Sale Agreement, dated November 29, 2021, by and between, on the one hand, NextEra Energy Marketing, LLC and, on the other hand, TruStar Energy LLC and OPAL Fuels LLC.

10.12#*	Administrative Services Agreement, dated December 31, 2021, by and between OPAL Fuels and Fortistar Services 2 LLC.
10.13#*	Indemnification and Hold Harmless Agreement, dated December 31, 2020, by and between OPAL Fuels LLC and Fortistar LLC.
10.14#*	Flue Gas Offtake and Preferred Partner Agreement, dated November 29, 2021, by and between CarbonFree Chemicals Holdings, LLC and OPAL Fuels LLC.
10.15*

Sponsor Letter Agreement, dated as of December 2, 2021, by and among OPAL Fuels LLC, ArcLight Clean Transition Corp. II and certain other parties thereto (incorporated by reference to incorporated by referenced to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed by the Registrant on December 3, 2021 and included as Annex J to the proxy statement/prospectus)

21.1*	List of subsidiaries of ArcLight.
23.1	Consent of Marcum LLP, independent registered accounting firm for ArcLight.
23.2	Consent of BDO USA, LLP, independent registered accounting firm for OPAL Fuels LLC.
23.3	Consent of BDO USA, LLP, independent auditor for Beacon RNG LLC.
23.4*	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1).
23.5*	Consent of Kirkland & Ellis LLP (included as part of Exhibit 8.1).
24.1*	Power of Attorney (included on signature page to the initial filing of the Registration Statement).
99.1*	Form of Proxy for Special Meeting.
99.2*	Consent of Mark Comora as designee to New OPAL board of directors.
99.3*	Consent of Nadeem Nisar as designee to New OPAL board of directors.
99.4*	Consent of Kevin M. Fogarty as designee to New OPAL board of directors.
99.5*	Consent of Betsy L. Battle as designee to New OPAL board of directors.
99.6*	Consent of Scott Dols as designee to New OPAL board of directors.
99.7*	Consent of Marco F. Gatti as designee to New OPAL board of directors.
99.8*	Consent of Ashok Vemuri as designee to New OPAL board of directors.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
107*	Filing fee table.

____________

*        Previously filed.

†        Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

#        Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)    to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(b)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)     That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(g)    That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(h)    That, every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i)     To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(j)     To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on the 31st day of May, 2022.

ARCLIGHT CLEAN TRANSITION CORP. II
By:	/s/ John F. Erhard
Name:	John F. Erhard
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE
*	Chairman Director	May 31, 2022
Daniel R. Revers
*	Chief Executive Officer and President	May 31, 2022
John F. Erhard	(Principal Executive Officer)
/s/ Marco F. Gatti	Chief Financial Officer	May 31, 2022
Marco F. Gatti	(Principal Financial Officer and Accounting Officer)
*	Director	May 31, 2022
Arno Harris
*	Director	May 31, 2022
Ja-Chin Audrey Lee
*	Director	May 31, 2022
Brian Goncher
*	Director	May 31, 2022
Steven Berkenfeld

*        The undersigned, by signing his name hereto, signs and executes this Amendment No. 5 to the Registration Statement pursuant to the Powers of Attorney executed by the above named signatories and previously filed with the Securities and Exchange Commission on February 8, 2022.

By:	/s/ Marco F. Gatti	Attorney-in-fact	May 31, 2022
Marco F. Gatti